Form 20-F
period 2021-03-31
Boqii Holding Ltd
filed 2021-07-22
CIK 1815021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2021.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                      to

Commission file number: 001- 39547

BOQII HOLDING LIMITED

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Building 9, No. 388, Shengrong Road, Pudong

New District, Shanghai 201210,

People’s Republic of China

(Address of principal executive offices)

Yingzhi (Lisa) Tang

Co-Chief Executive Officer and Chief Financial Officer

Tel: +86 180 1851 3366

E-mail: lisa@boqii.com

Building 9, No. 388, Shengrong Road, Pudong

New District, Shanghai 201210,

Republic of China People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares, each ADS represents 0.75 Class A ordinary shares, par value US$0.001 per share	BQ	The New York Stock Exchange
Class A ordinary shares, par value US$0.001 per share*	N/A	The New York Stock Exchange

*	Not for trading, but only in connection with the listing of the American depositary shares on the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of March 31, 2021, there were 67,542,837 ordinary shares outstanding, being the sum of 54,505,108 Class A ordinary shares and 13,037,729 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☐            No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒            No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer	☐	Accelerated Filer	☐	Non-accelerated Filer	☒

				Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒	U.S. GAAP

☐	International Financial Reporting Standards as issued by the International Accounting Standards Board

☐	Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17            ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐            No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS) Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes  ☐            No  ☐

INTRODUCTION

Except where the context otherwise indicates and for the purpose of this annual report only:

•

“active buyer” in a given period refers to a registered account, identified by a phone number, or, in the case of Xingmu, by a name, that confirmed one or more shipped orders on our online sales platforms; for the avoidance of doubt, our active buyers include both individual customers and small and medium pet businesses;

•	“ADSs” refers to the American depositary shares, each representing 0.75 Class A ordinary shares;

•

“Boqii,” “we,” “us,” “our company,” and “our” refer to Boqii Holding Limited, a Cayman Islands company and its subsidiaries and, in the context of describing our operations and consolidated financial information, its VIEs;

•	“Boqii Corporation” refers to Boqii Corporation Limited;

•	“Boqii International” refers to Boqii International Limited;

•	“brand owner” refers to a company engaging in the production and sale of branded pet goods;

•	“brand partner” refers to a specific brand owner whose products are sold via our online sales platforms and offline network;

•	“CAGR” refers to compound annual growth rate;

•	“Class A ordinary shares” refers to our Class A ordinary shares, par value US$0.001 per share;

•	“Class B ordinary shares” refers to our Class B ordinary shares, par value US$0.001 per share;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;

•	“Cuida” refers to Nanjing Cuida Biotechnology Co. Ltd.;

•

“GMV” refers to gross merchandise volume, which is the total value of confirmed orders placed with us and sold through distribution model or drop shipping model where we act as a principal in the transaction regardless of whether the products are delivered or returned, calculated based on the listed prices of the ordered products without taking into consideration any discounts. With respect to products sold by Xingmu, such GMV is calculated based on the suggested retail prices of the ordered products without taking into consideration any discounts and regardless of whether the products are delivered or returned. For the avoidance of doubt, the total GMV amounts disclosed in This annual report (i) includes GMV of products sold by Xingmu, (ii) excludes products sold through consignment model and (iii) excludes the value of services offered by us;

•	“Guangcheng Technology” refers to Shanghai Guangcheng Information Technology Co., Ltd.;

•	“KOL,” refers to key opinion leaders, or individuals who have the power to engage and impact people within a specific community or field;

•

“MAU” refers to monthly active user, or the aggregate number of unique devices that were used to access our online platforms at least once in a given month. Our MAUs are calculated using internal company data, treating each distinguishable device as a separate MAU even though some users may access our platforms using more than one device and multiple users may access our platforms using the same device;

•	“online platforms” refers to our online sales platforms and our content platform;

•	“online sales platforms” refer to Boqii Mall, our flagship stores on third-party e-commerce platforms and our proprietary SaaS system;

•	“ordinary share” refers to our Class A ordinary shares and Class B ordinary shares, par value US$0.001 per share;

•	“PetDog” or “Beijing PetDog” refer to Beijing PetDog Technology Development Co., Ltd.;

•

“Post-IPO MAA” means the twelfth amended and restated memorandum and articles of association of our company, which has become effective immediately prior to the completion of our initial public offering;

•	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;

•	“Shanghai Guangcheng” refers to Guangcheng (Shanghai) Information Technology Co., Ltd.;

•	“Shanghai Xincheng” refers to Xincheng (Shanghai) Information Technology Co., Ltd.;

•	“Shanghai Yiqin” refers to Shanghai Yiqin Pet Products Co., Ltd.;

•	“Shuangan” refers to Qingdao Shuangan Biotechnology Co., Ltd.;

•	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;

•

“variable interest entities,” or “VIEs,” refers to the PRC entities of which we have power to control the management, and financial and operating policies and have the right to recognize and receive substantially all the economic benefits and in which we have an exclusive option to purchase all or part of the equity interests at the minimum price possible to the extent permitted by PRC law; and

•	“Xingmu” or “Nanjing Xingmu” refers to Nanjing Xingmu Biotechnology Co., Ltd.;

•	“Xingmu Group” refers to Xingmu Group Limited;

•	“Xingmu Holding” refers to Xingmmu Holding Limited;

•	“Xingmu HK” refers to Xingmu HK Limited;

•	“Xingmu International” refers to Xingmu International Limited;

•	“Xingmu WFOE” refers to Nanjing Xinmu Information Technology Co., Ltd.;

•	“Yoken Holding” refers to Yoken Holding Limited;

•	“Yoken International” refers to Yoken International Limited; and

•	“Yoken WFOE” refers to Chengdu Chongaita Information Technology Co., Ltd.;

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at RMB6.5518 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2021. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

FORWARD-LOOKING INFORMATION

This annual report contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this annual report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others.

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified under the section entitled “Item 3. Key Information—3.D. Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

•	our mission and strategies;

•	our future business development, financial conditions and results of operations;

•	the expected growth of the online retail and pet industries in China;

•	our expectations regarding demand for and market acceptance of our products and services;

•

our expectations regarding keeping and strengthening our relationships with customers, users, KOLs, brand partners, manufacturers, strategic partners, offline pet stores and pet hospitals and other stakeholders;

•	competition in our industry;

•	general economic and business condition in China; and

•	relevant government policies and regulations relating to our industry.

This annual report contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. Our industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of pet industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

The selected consolidated statements of comprehensive loss data for the years ended March 31, 2019, 2020 and 2021, selected consolidated balance sheet data as of March 31, 2019, 2020 and 2021 and selected consolidated cash flow data for the years ended March 31, 2019, 2020 and 2021 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statements of comprehensive loss data for the years ended March 31, 2019, 2020 and 2021, selected consolidated balance sheet data as of March 31, 2019 and 2020 and selected consolidated cash flow data for the years ended March 31, 2019, 2020 and 2021 have been derived from our audited consolidated financial statements not included in this annual report. Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Financial Data section together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

The following table presents our selected consolidated statements of comprehensive loss data for the fiscal years ended March 31, 2019, 2020 and 2021.

	For the fiscal year ended March 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for share and per share data)
Summary Consolidated Statements of Operations:
Net revenues:
Product sales	797,995	99.3	767,496	99.6	1,003,197	153,118	99.2
Online marketing and information services	5,836	0.7	2,741	0.4	7,788	1,189	0.8

Total net revenues	803,831	100.0	770,237	100.0	1,010,985	154,307	100.0
Total cost of revenues	(599,477)	(74.6)	(611,470)	(79.4)	(823,686)	(125,719)	(81.5)

Gross profit	204,354	25.4	158,767	20.6	187,299	28,588	18.5

Operating expenses:
Fulfillment expenses	(184,846)	(23.0)	(115,887)	(15.0)	(120,188)	(18,344)	(11.9)
Sales and marketing expenses	(157,482)	(19.6)	(128,387)	(16.7)	(160,201)	(24,451)	(15.8)
General and administrative expenses	(67,007)	(8.3)	(54,277)	(7.0)	(113,972)	(17,396)	(11.3)
Other income, net	3,851	0.5	2,398	0.3	1,067	163	0.1

Loss from operations	(201,130)	(25.0)	(137,386)	(17.8)	(205,995)	(31,440)	(20.4)

Interest income	114	0.0	400	0.1	17,553	2,679	1.7
Interest expense	(18,654)	(2.3)	(59,268)	(7.7)	(27,650)	(4,220)	(2.7)
Other gains (losses), net	(9,814)	(1.2)	6,984	0.9	11,332	1,730	1.1
Fair value change of derivative liabilities	(2,274)	(0.3)	13,345	1.7	11,369	1,735	1.1

Loss before income tax expenses	(231,758)	(28.8)	(175,925)	(22.8)	(193,391)	(29,516)	(19.1)
Income tax expenses	141	0.0	512	0.1	871	133	0.1
Share of result of equity investee	91	0.0	(520)	(0.1)	(696)	(106)	(0.1)

Net loss	(231,526)	(28.8)	(175,933)	(22.8)	(193,216)	(29,489)	(19.1)
Less: Net income attributable to the non-controlling interest shareholders	2,715	0.3	3,091	0.4	1,228	187	0.1

Net loss attributable to Boqii Holding Limited	(234,241)	(29.1)	(179,024)	(23.2)	(194,444)	(29,676)	(19.2)
Less: Accretion on the preferred shares to redemption value	(392,550)	(48.8)	(204,796)	(26.6)	120,873	18,449	12.0
Less: Accretion on redeemable non-controlling interests to redemption value	—	—	—	—	(138)	(21)	(0.0)
Less: Deemed dividend to preferred shareholders	(723)	(0.1)	(1,142)	(0.1)	(12,547)	(1,915)	(1.2)

Net loss attributable to Boqii Holding Limited’s ordinary shareholders	(627,514)	(78.1)	(384,962)	(50.0)	(86,256)	(13,163)	(8.5)
Net loss per share attributable to Boqii Holding Limited’s ordinary shareholders
Basic	(28.22)		(17.31)		(1.29)	(0.20)
Diluted	(28.22)		(17.31)		(1.29)	(0.20)
Weighted average number of ordinary shares
Basic	22,238,454		22,238,454		66,953,610	66,953,610
Diluted	22,238,454		22,238,454		66,953,610	66,953,610

The following table presents our selected consolidated balance sheet data as of March 31, 2019, 2020 and 2021.

	As of March 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheet Data:
Total current assets	172,601	279,090	694,792	106,047
Cash and cash equivalents	23,839	88,352	292,237	44,605
Short-term investments	—	—	168,546	25,725
Restricted cash	3,378	—	—	—
Accounts receivable, net	25,968	44,980	45,732	6,980
Inventories, net	69,371	63,056	91,551	13,974
Prepayments and other current assets	46,007	76,720	85,261	13,013
Amounts due from related parties	4,038	5,982	11,465	1,750
Total non-current assets	62,908	178,105	185,782	28,355
Total assets	235,509	457,195	880,574	134,402
Total current liabilities	294,481	311,895	216,613	33,063
Total non-current liabilities	58,283	246,409	530,322	80,942
Total liabilities	352,764	558,304	746,935	114,005

The following table presents our selected consolidated cash flow data for the fiscal years ended March 31, 2019, 2020 and 2021.

	For the fiscal year ended March 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash flows used in operating activities	(206,224)	(165,912)	(252,300)	(38,507)
Net cash flows used in investing activities	(22,562)	(75,056)	(11,057)	(1,687)
Net cash flows generated from financing activities	199,313	295,032	648,491	98,979
Net increase/(decrease) in cash and cash equivalents	(29,473)	54,064	385,134	58,785
Cash and cash equivalents at beginning of the year	50,207	27,217	88,352	13,485
Effects of foreign exchange rate changes on cash and cash equivalents	6,483	7,071	(12,703)	(1,940)
Cash and cash equivalents at the end of the period	27,217	88,352	460,783	70,330

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reason for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Risks Related to Our Business and Industry

Our limited operating history across our various business initiatives makes it difficult to evaluate our business prospects and future growth rate.

We have a limited operating history across our various business initiatives, such as operating our private label lines, cooperating with KOLs to promote sales on our platform, offering SaaS solution to offline pet stores, engaging in pet healthcare business and other new pet-related product and service offerings. As a result, our historical performance may not be indicative of our future growth or financial results. In addition, we may continue to introduce and implement new business strategies and initiatives as we continue to respond to changing market needs and customer preferences. We cannot assure you that we will be able to successfully implement our business initiatives or achieve our expected growth rate, or at all, as our business model continues to evolve. Our overall business growth may slow down or become negative, and our revenues may decline for a number of possible reasons, some of which are beyond our control, including decreasing customer spending, changes in consumer preferences, increasing competition, declining growth of our overall market or industry, the emergence of alternative business models, changes in rules, regulations, government policies or general economic conditions. Our net revenues increased by 31.3% to RMB1,011.0 million (US$154.3 million) in the fiscal year ended March 31, 2021 from RMB770.2 million in the fiscal year ended March 31, 2020. However, our net revenues decreased to RMB770.2 million in the fiscal year ended March 31, 2020 from RMB803.8 million in the fiscal year ended March 31, 2019, primarily because we (i) introduced and attempted to incubate more emerging brands, which might require more time to achieve wider customer acceptance at scale, (ii) strategically adjusted our product mix by reducing sales of certain products with high fulfillment expenses in order to improve our net profit margin in the long term, and (iii) strategically terminated the consignment model which reduced revenues generated from consignment commission fees. If our growth rate declines or if our business initiatives fail to yield positive customer acceptance or economic returns as expected or if such initiatives cause any material disruption to our business model, investors’ perceptions of our business and prospects may be materially and adversely affected and the market price of the ADSs could decline. You should consider our prospects in light of the risks and uncertainties that companies with a limited operating history may encounter.

We have a history of net losses and may continue to incur losses in the future.

We recorded net loss of RMB175.9 million and RMB193.2 million (US$29.5 million) for the fiscal years ended March 31, 2020 and 2021, respectively. We accumulated RMB2,759.9 million (US$421.2 million) in shareholders’ deficit as of March 31, 2021. Our net revenues will be impacted by various factors, including customer spending and preference, competitive landscape and macroeconomic and regulatory environment. Hence, our net revenues may not grow at the rate we expect.

Moreover, our net revenues may not increase sufficiently to offset the increase in our expenses as we further increase our brand awareness, expand our customer base, enhance customer experience, and expand our product and service offerings as well as offline distribution network. We will continue to invest in sales, marketing and branding efforts, which is expected to cause our sales and marketing expenses to increase continuously and rapidly. We will also continue to invest in improving our technologies and developing additional products and services. In addition, as we are now a public company, we may incur certain legal, accounting and other expenses that we did not previously incur as a private company. These efforts may be more costly than we expect. We may continue to incur losses in the future and we cannot assure you that we will eventually achieve profitability.

We have significant working capital requirements and have historically experienced working capital deficits. If we continue to experience such working capital deficits in the future, our business, liquidity, financial condition and results of operations may be materially and adversely affected.

We had a working capital deficit, which is total current assets deducted by total current liabilities, of RMB32.8 million (US$4.6 million) as of March 31, 2020, and a positive working capital of RMB478.2 million (US$73.0 million) as of March 31, 2021. Working capital constraints have in the past and may continue to constrain our ability to grow revenues, especially with emerging brands that generally require larger inventory investments during their early commercial development. The working capital deficits will further restrict our liquidity position and have a negative impact on our ability to repay current liabilities. Although we had a positive working capital as of March 31, 2021 to meet our ongoing working capital needs and fund our continuous growth, there is no assurance that we will generate sufficient net income or operating cash flows to meet our working capital requirements and repay our liabilities as they become due in the future. For actions that we plan to take in order to address our working capital deficit, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” There can be no assurance, however, that we will be able to successfully take any of these actions in a timely manner, including prudently managing our working capital, or raising additional equity or debt financing on terms that are acceptable to us. Our inability to take these actions as and when necessary could materially adversely affect our liquidity, results of operations, financial condition and ability to operate.

If we are unable to diversify our monetization channels, our business and prospects may be materially and adversely affected.

To promote business growth and enhance our platform, we will diversify our monetization channels, such as expanding our offline presence and monetizing our online community user base. However, we cannot assure you that we will be able to execute any of such strategies for monetization and business expansion successfully.

In addition, these monetization strategies will require significant efforts and resources from our management. For instance, we need to continue to manage our relationships with KOLs to ensure our content appeals to our users and customers in an effort to monetize our online community user base. Content offerings may not achieve broad user acceptance, and may present new and difficult technological or operational challenges and subject us to claims if users and customers are not satisfied with the quality of the content or if customers are not satisfied with the products promoted on our platform. For further information, see “—If we fail to maintain our relationships with content creators, in particular KOLs, or if our KOLs fail to produce popular pet-focused contents, we may not be able to attract or retain users of our online community, and our revenues and results of operations may be harmed.” Also, we will need to gain acceptance from offline pet stores and maintain steady relationship with them to expand our offline distribution network. For further information, see “—Our business, prospects and financial results may be affected by our relationships with offline pet stores.” All of these endeavors involve risks and will require significant management, financial and human resources. We cannot assure you that we will be able to implement our strategies successfully. If we are not able to diversify our monetization channels and achieve growth in our financials effectively, our business and prospects may be materially and adversely affected.

Our business, prospects and financial results may be affected by our relationship with third-party e-commerce platforms.

In addition to our self-operated Boqii Mall, we also operate flagship stores on third-party e-commerce platforms, including Tmall, JD.com and Pinduoduo. We leverage customer traffic of these e-commerce platforms to boost our product sales. Sales through these platforms have significantly contributed to our financial performance. Nevertheless, these e-commerce platforms tend to lack expertise in the pet industry, and may lose appeal to customers who need tailored services and specialized pet products. To the extent that we fail to leverage traffic on these third-party platforms, our flagship store sales may decline and we may experience difficulties in locating customers. At the same time, our cooperation with these third-party platforms may be negatively affected by a number of factors, including but not limited to higher commissions and fees, negative publicity and service outages of these platforms, all of which are beyond our control. In addition, these third-party platforms may deem our business a strong competitor of theirs and terminate their cooperation with us. If our relationship with these third-party platforms deteriorate or are terminated or if we fail to maintain the relationship on commercially viable terms, we may not be able to quickly locate alternative sales channels. Hence, our operations and financial condition will be materially and adversely affected.

Our business is subject to the changing preferences and needs of our customers and their pets. Any failure by us to timely adapt our offerings according to changes in customer preferences may adversely affect our business and results of operations.

Our growth depends, in part, on our ability to successfully introduce new products to meet the evolving requirements of our customers and that of their pets. This, in turn, depends on our ability to foresee and respond to evolving customer trends, demands and preferences. The development and introduction of new products involve considerable costs, and may not generate sufficient customer interest or sales to cover their development or marketing expenses, which may reduce our operating income. In addition, any such unsuccessful effort may adversely affect our brand and reputation. To the extent that we are not able to successfully identify customer preferences, develop or promote new products, we may lose our competitive edge in the market and our business, financial condition and results of operations may be adversely affected.

If we fail to acquire and retain new customers, or fail to do so in a cost-effective manner, our business, financial condition and results of operations may be materially and adversely affected.

Our success depends on our ability to acquire and retain new customers and to do so in a cost-effective manner. We must continue to acquire customers in order to increase sales and achieve profitability. Considered our ability to monetize the user base of our online community is also critical to our business and growth, we have invested heavily in branding, sales and marketing to acquire and retain customers. We operate a pet-focused online community in China’s pet market with approximately 25.8 million registered users as of March 31, 2021 and approximately 4.1 million average MAUs in 2020. As of March 31, 2021, we managed over 455 pet-focused Weixin/WeChat groups to extend our customer reach and promote our brand. The U.S. government recently announced a ban of the messaging mobile application WeChat, which is used by many of our customers. We are currently unable to ascertain the scope of the ban, the potential implementation measures, and the effects of such measures may have at this point and there is no assurance that the ban will not adversely affect our ability to communicate and interact with our customers. We also leverage third-party e-commerce platforms and social networks for customer traffic. As social network and e-commerce channels continue to rapidly evolve, we may be unable to develop or maintain a presence within these channels. Furthermore, we utilize online search engines from time to time on an as-needed basis to generate additional traffic to our platforms through search engine optimization and posting sponsored articles. In the fiscal years ended March 31, 2019, 2020 and 2021, we incurred RMB157.5 million, RMB128.4 million and RMB160.2 million (US$24.5 million) in sales and marketing expenses, respectively. We expect to continue to spend significant amounts to acquire additional customers and retain existing ones, which may lead to increased net losses. However, there is no assurance that we will be able to recover the costs of our sales and marketing activities or successfully convert users on our online community into our customers, or that these activities will be effective in attracting new customers or retaining existing customers. If we fail to attract sufficient new customers, increase our sales per customer, generate customer traffic for our online sales platforms, generate repeat purchases or maintain high levels of customer engagement in a cost-effective and timely manner, or at all, our revenues may decrease and our business, financial condition, and results of operations will be materially and adversely affected.

We rely on assumptions and estimates to calculate certain key operating metrics, such as GMV, and such measures may not be directly comparable with similarly titled operating metrics adopted by other companies in our industry, which may lead to inaccurate interpretation of our business operations and our market position.

GMV and certain other key operating metrics are calculated using internal company data. While these numbers are based on what we believe to be reasonable calculations for the applicable periods of measurement, there are inherent challenges in measuring those metrics. For example, when calculating GMV, we exclude products sold through the consignment model and the value of services offered by us. Although our management believes that such metrics are defined in a way that it believes best reflects our business operations, our operating metrics may differ from estimates published by third parties or from similarly titled operating metrics used by other companies in our industry due to differences in data availability, sources and methodology. If third parties do not perceive our operating metrics to be accurate representations of our business operations or if we discover material inaccuracies in our operating metrics, our reputation may be harmed, which could adversely affect our business and operating results.

We face risks related to the COVID-19 global pandemic.

Accidents, disasters and public health challenges in China and globally could impact our business and results of operations. These types of events could negatively impact user activity, if any, in the affected regions, or, depending upon the severity, across China or globally, which could adversely impact our business and results of operations. For example 2019, the outbreak of a novel strain of coronavirus named COVID-19 has materially and adversely affected China and the world, resulting in mandatory quarantines, closures of physical offices, stores and facilities, cancelation and postponement of events and general restrictions on movement imposed by the governments. Certain aspects of our business operations have been negatively affected by the COVID-19 outbreak and related precautionary measures. Reduced transportations and travel restrictions have caused temporary delays in product delivery, which has further resulted in a decrease in number of orders. Moreover, most of the offline pet stores we cooperate with have experienced a temporary decrease in number of customers in recent months due to the COVID-19 outbreak. Disruption to manufacturing and logistics networks have affected our brand partners’ and manufacturers’ abilities to produce and supply goods.

The situation of the COVID-19 outbreak is very fluid and we are closely monitoring its impact on our business, and have taken specific precautionary measures to minimize the risks of COVID-19 to our employees, users, customers and business partners, including temporarily requiring our employees to work remotely or suspending our participation in certain offline events and activities. These measures could affect our efficiency and productivity, incur additional costs, slow down our branding and marketing efforts, and result in short-term fluctuations in our results of operations. Our business operations could also be disrupted if any of our employees is suspected of contracting COVID-19, since our employees could be quarantined and/or our offices be shut down for disinfection. These measures have temporarily affected our business operation during the first quarter of 2020. The extent to which the COVID-19 outbreak may impact our business, results of operations, financial conditions and prospects remains highly uncertain and unpredictable, as it depends on factors such as the ultimate geographic spread of COVID-19, the duration of the outbreak, governmental actions, and the effectiveness of travel restrictions, quarantines, lockdowns, business closures and other measures to contain the outbreak and their impact. Our business, results of operations, financial conditions and prospects could also be materially adversely affected to the extent that COVID-19 harms the Chinese and global economy in general, and the trading price of our ADSs may be adversely affected.

We are vulnerable to natural disasters, other epidemics and calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide our offerings. In addition to COVID-19, our business operations could be disrupted if any of our employees is suspected of having other epidemics, including Ebola virus, H1N1 flu, H7N9 flu, avian flu and SARS. Our results of operations could be further affected to the extent that any of these epidemics harms the Chinese economy in general.

Any harm to our brand or failure to maintain and enhance our brand recognition may materially and adversely affect our business and results of operations.

We believe that the recognition and reputation of our brands among customers and brand partners are crucial to our business and competitiveness. Many factors, some of which are beyond our control, are important to maintaining and enhancing our brands and may negatively impact our brands and reputation if not properly managed. These factors include our ability to:

•	maintain superior customer experience;

•	maintain a diverse selection of high-quality products;

•	maintain and grow our customer base, online community user base and keep our users highly active and engaged;

•	maintain and grow our content offerings and ensure access to high-quality content creators, especially KOLs;

•

maintain and enhance our reputation and goodwill generally and in the event of any negative publicity on product quality, customer services, internet security, or other issues affecting us or our industry in China;

•	maintain our relationships with brand partners, manufacturers, physical pet stores and pet hospitals and oversee the quality of products and services provided by these third parties; and

•	maintain our relationships with KOLs and ensure that their behaviors represent our brands and products.

We operate in a relatively new and evolving market.

Our business and prospect primarily depend on the continuing development and growth of China’s pet industry, which is relatively new, evolving and unproven. China’s pet industry is affected by numerous factors, including but not limited to comprehensive consumption upgrade, governmental and regulatory policy and expansion and diversification of pet products and services portfolio. Compared to U.S. pet parents, Chinese pet parents generally have less pet parenting experience. They are generally more price sensitive and less brand loyal. Accordingly, we believe that first-time Chinese pet parents prefer general e-commerce platforms that offer pet products at competitive prices, and we also believe that they have limited demand for specialized, pure-play online retail platforms with high-quality pet-focused product offerings, such as our online sales platforms. If we no longer offer competitive discounts, we may experience a decrease in the number of our customers and their orders, which materially and adversely affects our results of operations and financial condition. Pet products still represent a niche market in China. If China’s pet industry does not grow or grows slower than expected, our business, financial condition and results of operation may be materially and adversely affected.

We face intense competition. If we do not compete successfully against existing or new competitors, we may lose customers and market share.

China’s pet industry is highly competitive and Chinese pet parents are generally price-sensitive. We compete with pet product retail stores, supermarkets, generic e-commerce platforms and other pet-focused online retail platforms. Our competitors may have more financial, technical, marketing and other resources than we do and may be more experienced and able to devote greater resources to the development, promotion and support of their business. Specifically, they may be able to derive greater net sales and profits from their existing large customer base, acquire customers at lower costs or respond more quickly to new or emerging technologies and changes in customer preferences or habits than we can. They may also engage in more extensive research and development efforts, undertake more far-reaching marketing campaigns and adopt more aggressive pricing policies, including but not limited to predatory pricing policies and provision of substantial discounts, which may allow them to build larger customer bases and generate more net sales than we do. Increased competition may reduce our market share and require us to increase our sales and marketing efforts and capital commitment in the future, which could negatively affect our results of operations or force us to incur further losses. Furthermore, any disputes with current or future competitors may lead to negative publicity related to us, which may cause us to incur significant costs to defend against these activities and harm our business.

We expect competition in China’s pet industry, in particular among pet-focused online retail platforms, to continue to increase. We believe that our ability to compete successfully in this market depends on many factors both within and beyond our control, including:

•	the size and composition of our customer base;

•	the number of brand partners and products that we feature;

•	the quality and price of the products that we offer;

•	our ability to customize content and product recommendations to customers tailored to their needs;

•	the convenient shopping experience that we provide;

•	our selling and marketing efforts, including our ability to promote the brands of our brand partners and our private label brands; and

•	our reputation and brand strength.

If we fail to compete successfully in this market, our business, financial condition, and results of operations could be materially and adversely affected.

We may be unable to manage and expand the relationships with brand partners, or otherwise fail to cooperate with them at favorable terms, and our business and growth prospects may suffer as a result.

We cooperate with our brand partners to provide a substantial majority of the products offered on our platform. Maintaining strong relationships with our brand partners is important to the growth of our business. If we lose our existing brand partners due to, for example, increased competition, ineffectiveness of our advertisement solutions or fulfillment process, a significant change in the business policy or operation of the relevant brand partners, or any deterioration in our relationship with such brand partners, our business, financial condition and results of operations may be materially and adversely affected.

We generally do not maintain long-term exclusive supply contracts with our brand partners. We cannot assure you that our existing brand partners will continue to cooperate with us on commercially attractive terms, or at all, after the term of the current agreements expire. If these brand partners choose to enter into distribution agreements with our competitors or develop and rely on their in-house e-commerce capabilities, our sales could suffer and our business could be adversely affected. The loss of any of our significant brand partners or the discontinuance of any preferential pricing or supply terms they currently offer to us would have a material and negative impact on our business, financial condition, and results of operations. Additionally, there can be no assurance that our current brand partners will be able to accommodate our anticipated growth. An inability of our existing brand partners to provide products in a timely or cost-effective manner could also impair our business and growth prospects. Moreover, our principal brand partners currently provide us with certain incentives, such as cash rebates and free products. A reduction or discontinuance of these incentives would increase our costs and prevent us from achieving our profitability. In addition, if one or more of our brand partners were to offer these incentives, including preferential pricing, to our competitors, our competitive advantage would be reduced, which could materially and adversely affect our business, financial condition, and results of operations.

Meanwhile, we are continually seeking to build relationship with other high-quality brand partners. If we are unable to attract or cooperate with new brand partners, or to replace the loss of any of our existing brand partners, in a timely manner, or at all, we may experience a competitive disadvantage, our business may be disrupted and our business, financial condition, and results of operations may be materially and adversely affected.

Our private label products may not always appeal to our customers, and may compete with our brand partners.

We launched our private labels, Yoken and Mocare, in 2015 and 2018, respectively. Our Yoken brand offers high value for money pet food and products, and our Mocare brand focuses on premium freeze-dry cat food. However, there is no assurance that our private label product offerings will continue to generate customer interest and cater to their needs. If we are unable to generate sufficient sales of our private label products, we may fail to cover our development, manufacturing and marketing expenses on these products, and our business, results of operations and financial condition may be adversely affected.

Moreover, as we sell both branded products sourced from our brand partners and our private label products on our online sales platforms, we are likely to face competition from our brand partners. Branded products may have an advantage over our private label products primarily due to name recognition, although private label products are typically more competitively priced compared to branded products. In addition, selling private label products may harm our relationship with our brand partners. If we lose our brand partners or if our relationship with our brand partners deteriorate, our business may be adversely affected. See “—We may be unable to manage and expand the relationships with brand partners, or otherwise fail to cooperate with them at favorable terms, and our business and growth prospects may suffer as a result.”

We outsource the manufacturing of our private label products. As a result, our business, results of operations, financial conditions and reputation may be affected by issues relating to our manufacturer.

We outsource the manufacturing of our private label products to pet food manufacturers in China. We may be unable to maintain our relationships with our manufacturing partners or identify or enter into relationships with new manufacturing partners to meet the manufacturing and assembly needs of our private label business in a timely manner, or at all. Additionally, manufacturing at our manufacturing partners may be disrupted or delayed for a variety of reasons, including, but not limited to, natural and man-made disasters, information technology system failures, commercial disputes, labor disputes, and environmental and worker health and safety issues. As a result, we may experience shortage in supply and delay in delivery of our private label products, and our business, financial condition, results of operations and reputation may be materially and adversely affected.

Failure to maintain the quality and safety of our products and significant merchandise returns or refunds resulted could have a material and adverse effect on our reputation, financial condition and results of operations.

The quality and safety of our products are critical to our business. We have implemented stringent quality control systems on our private label products. Yet, due to the scale of our operations and rapid growth of our offline presence, maintaining consistent product quality depends significantly on the effectiveness of our quality control system, which in turn depends on a number of factors, including the design of our quality control system and the implementation of our quality control procedures. We may not be able to fully monitor the manufacturing process of our private label products and the quality control measures taken by our manufacturers may not be effective. There can be no assurance that our quality control system will always prove to be effective.

We may be exposed to product recalls and withdrawals and adverse publicity if our products are alleged to be fake or expired, or cause injury or illness or if we are alleged to have mislabeled or misbranded our products or otherwise violated governmental regulations. We may also voluntarily recall or withdraw products that we consider below our standards, whether for taste, appearance or otherwise. Consumer concerns regarding the safety of our products, whether justified or not, could adversely affect our brand reputation and business. A product recall or withdrawal could result in substantial and unexpected expenditures, destruction of product inventory and lost sales, which could reduce our cash flow and prevent us from achieving profitability. In addition, a product recall or withdrawal may have detrimental effects on our brand reputation, leading to increased scrutiny by regulatory agencies and sharp decrease in demand for our products, all of which require significant management attention. These could negatively impact our business and, consequently, adversely affect our results of operations and reputation.

We do not carry product liability insurance and may be subject to product liability claims if consumption and use of our products is alleged to cause injury or illness to our customers and their pets. The real or perceived sale of contaminated food products by us could result in product liability claims against our brand partners or us, expose us or our brand partners to governmental enforcement action or private litigation, or lead to costly recalls and a loss of consumer confidence, any of which could have an adverse effect on our business, financial condition, and results of operations. While we may attempt to seek compensation from responsible brand partners or our manufacturers in the event that we become subject to claims due to their misconduct, such compensation may be limited and if we cannot fully recover our damages from them, we will be required to bear such losses at our own costs. Any material product liability claim, litigation or governmental enforcement action could materially and adversely affect our business, financial condition and results of operations. Even unsuccessful claims could result in the use of funds and managerial efforts in defending them and could negatively impact on our reputation.

In addition, we allow our customers to return certain products and offer refunds, subject to our return and refunds policy. If merchandise returns or refunds are significant or higher than anticipated and forecasted, our business, financial condition, and results of operations could be adversely affected. Furthermore, we revise our policies relating to returns or refunds from time to time, and may do so in the future, which may result in customer dissatisfaction and harm to our reputation or brand, or an increase in the number of product returns or the amount of refunds we make.

If we cannot manage the growth of our business or execute our strategies effectively, our business and prospects may be materially and adversely affected.

We continue to experience rapid growth in our business, which will continue to place significant demands on our management, operational and financial resources. We may encounter difficulties as we expand our operations, data and technology, sales and marketing, and general and administrative functions. We expect our expenses to continue to increase in the future as we acquire more users and customers and launch new initiatives. Continued growth could also strain our ability to maintain the quality and reliability of our platform and products and services we offer, develop and improve our operational, financial, legal and management controls, and enhance our reporting systems and procedures. Our expenses may grow faster than our revenues, and our expenses may be greater than we anticipate. Managing our growth will require significant expenditures and allocation of valuable management resources. If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

Diversifying our product offerings may expose us to more risks.

Since our inception, we have focused on selling pet food, treats and supplies, and have also expanded our product offerings to include veterinary drugs. Diversifying our product offerings involve new risks and challenges different from those of our existing product categories. Our lack of familiarity with and lack of relevant customer data relating to new products may make it more difficult for us to anticipate customer demand and preferences, inspect and control quality and handle and store the products. As we broaden our product offerings, we may also be required to obtain additional licenses or permits for the sales of certain new products and subject to additional regulations by the relevant PRC government authorities. There is no assurance that we will be able to acquire additional requisite licenses or permits or to comply with the relevant legal requirements, which may materially and adversely affect our business. Moreover, as we continue to diversify our product offerings, we will need to continuously enhance and upgrade our technology, optimize our branding, sales and marketing efforts, expand our R&D team and train our customer service staff. All these efforts will require significant managerial, financial and human resources. At the same time, new products may have lower profit margins than our existing offerings, and we may need to price aggressively to gain market share or remain competitive in any new categories, which may further reduce our profit margins.

If we fail to maintain our relationships with content creators, in particular KOLs, or if our KOLs fail to produce popular pet-focused contents, we may not be able to attract or retain users of our online community, and our revenues and results of operations may be harmed.

We rely on our content creators, in particular KOLs, to present popular pet-focused content on our online community and promote our products that appeal to existing and potential customers. Hence, if we fail to maintain our relationships with KOLs, our revenues and results of operations may be materially and adversely affected.

We generally enter into customary contracts with our KOLs, under which they are paid a fee for each piece of advertising post or video. We may need to offer higher compensation and incur additional recruitment costs to retain our KOLs due to increased competition for KOLs. Even so, we cannot assure you that we will be able to control, incentivize or retain KOLs to provide popular content and stimulate purchases of our products. If our KOLs cease to contribute content to our online community, or their content fail to attract users and customers, we may experience a decline in user traffic and user engagement of our online community. If we are unable to grow our user base or increase user engagement, our online community will become less attractive to existing and potential customers, which will have a material and adverse effect on our business and results of operations.

Any change, disruption, discontinuity in the features and functions of major social networks could severely limit our ability to continue growing our customer base, and our business may be materially and adversely affected.

We leverage social networks as a tool for customer acquisition and engagement. Through these social networks, such as Wechat, our customers may share product information and their purchase experiences with their friends, family and other social contacts, which helps us generate low-cost organic traffic and active interactions among customers. A portion of our customer traffic comes from such user recommendation or product introduction feature on social networks. To the extent that we fail to leverage such social networks, our ability to attract or retain customers may be severely harmed. If any of these social networks changes its features or support, such as charging fees for the current free features, or stops providing us with infrastructure support, we may not be able to locate alternative platforms of similar scale to provide similar features or support on commercially reasonable terms in a timely manner, or at all. Furthermore, we may fail to establish or maintain relationships with social network operators to support the growth of our business on economically viable terms, or at all. Any interruption to or discontinuation of our relationships with major social network operators may severely and negatively impact our ability to continue growing our customer base, and any occurrence of the circumstances mentioned above may have a material adverse effect on our business, financial condition and results of operations.

We may be held liable for any false or misleading statements or advice given by KOLs on our online community.

We may be held liable for any false or misleading statements or advice given by KOLs on our online community. When these KOLs post pet-related content, respond to user inquiries, offer pet parenting advice or recommend products to pet parents, they may make false or misleading statements in relation to pet parenting or the suitability and effectiveness of pet products. These KOLs may be negligent in giving advice or fail to specify that their recommendation is general in nature and may not apply to the circumstances of particular pet parents and their pets. We may not always have appropriate disclaimers in place on our online community for such behavior.

We may be subject to legal and administrative proceedings and claims from time to time where these statements are found to result in harm to our customers or their pets. These claims and proceedings may be expensive and time-consuming to investigate and defend and may divert resources and management attention from the operation of our business. Although these claims may not be successful, they may harm our reputation and business.

Negative media coverage could adversely affect our business and reputation.

Negative publicity about us or our business, shareholders, affiliates, directors, officers or other employees, brand partners, manufacturers, content creators, third-party platforms, delivery service providers and other third parties as well as the industry in which we operate, can harm our operations and reputation. Such negative publicity could be related to a variety of matters, including, but not limited to:

•

alleged misconduct or other improper activities committed by our shareholders, affiliates, directors, officers and other employees, as well as our brand partners, manufacturers, content creators, third-party platforms, delivery service providers and other third parties;

•

allegations or rumors about us or our shareholders, affiliates, directors, officers and other employees, as well as our brand partners, manufacturers, content creators, third-party platforms, delivery service providers and other third parties;

•	customer complaints about the quality of products and services provided by us or third parties we cooperate with;

•	infringement activities associated with counterfeit goods on our platform;

•	security breaches or customer data leakage;

•	governmental and regulatory investigations or penalties resulting from our failure to comply with applicable laws and regulations;

•	instances of product or service safety issues, even those not involving us or our business partners; and

•	other lawsuits and legal proceedings, with or without merits.

In addition to traditional media, there has been an increasing use of social media platforms and similar devices in China, including instant messaging applications, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of users and other interested persons. The availability of information on instant messaging applications and social media platforms is virtually immediate and may not afford us an opportunity for redress or correction. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning our company, shareholders, directors, officers and employees as well as our brand partners, manufacturers, content creators, third-party platforms and other third parties may be posted on such platforms at any time. Such negative publicity, whether valid or not, may result in a decrease in customer confidence in us and materially and adversely affect our reputation, business, financial condition and results of operations.

Our reputation, business and result of operations would be adversely impacted by any counterfeit, unauthorized or infringing products sold on our platform that fail to meet the applicable legal requirements sold on our platforms.

Although we have adopted various measures to ensure the authenticity of products sold on our platform, these measures may not always be successful. If we were to negligently participate or assist in infringement activities associated with counterfeit goods or failed to duly verify the qualifications or the licenses of our brand partners, we may be subject to sanctions under PRC law, including injunctions to cease infringing activities, rectification, compensation, administrative penalties and even criminal liability, depending on the gravity of such misconduct. See “Item 4.B. Business Overview—Regulation—Regulations on Consumer Protection” and “Item 4.B. Business Overview—Regulation—Regulations on E-commerce.”

We believe our brand and reputation are extremely important to our success and our competitive position. If counterfeit products were sold on our platform or we were facing any administrative penalties against us due to products that failed to meet the applicable legal requirements, our reputation could be severely damaged and customers may choose not to spend time on our platform. As a result, our business operations and financial results may be negatively affected.

Our business, prospects and financial results may be affected by our relationships with offline pet stores.

We sell selected products to offline pet stores and pet hospitals as a supplement to our online sales. Offline sales to pet stores and pet hospitals are generally steady and help us maintain a healthy inventory levels, increase our brand awareness and expand our customer reach. In addition, our overall gross margin decreased for the fiscal year ended March 31, 2021 compared to the fiscal year ended March 31, 2020 partly due to increased contribution from product sales to pet stores and pet hospitals through both online and offline channels for the fiscal year ended March 31, 2021, which typically carried a bigger ticket size per order but a lower gross margin compared with product sales to our individual online customers. We intend to cooperate with more offline pet stores and pet hospitals to expand our geographical footprint and further build up our offline network in the future. If our relationships with such businesses deteriorate or are terminated or we fail to maintain such relationships on commercially viable terms, our business, financial condition and results of operations may be materially and adversely affected.

If we do not successfully optimize, operate and manage our fulfillment network, our business, financial condition, and results of operations could be harmed.

Failures to successfully optimize, operate and manage our fulfillment network result in excess or insufficient fulfillment capacity, increased costs, and impairment charges, any of which could materially and adversely affect our business. As of March 31, 2021, we operated five warehouses and utilized three fulfillment centers, and as we continue to expand our business with different requirements and add fulfillment capacity, our fulfillment network will become increasingly complex and operating them will become more challenging. We strategically closed our warehouse in Hong Kong in late 2019 and sought to cooperate with additional new warehouses in mainland China to better manage global macro-economic risks. If we grow faster than we anticipate, we may exceed our fulfillment capacity sooner than we anticipate, we may experience difficulties fulfilling orders in a timely manner and our customers may experience delays in receiving their purchases, which could harm customer experience and our reputation. As a result, we would need to increase our capital expenditures on expanding our fulfillment network sooner than we expected. We cannot assure you that we will be able to locate suitable facilities or recruit qualified managerial and operational personnel to support the expansion our fulfillment network. Also, there can be no assurance that we will be able to operate our fulfillment network cost-effectively.

In addition, failure to optimize inventory in our fulfillment network may increase our shipping costs and result in delayed shipment. In particular, we maintain inventory of most of our brand partners’ products, which further complicates our inventory management. Our failure to properly handle our inventory may result in us being unable to secure sufficient storage space or optimize the use of our warehouses or cause other unexpected costs and harm to our business and operations.

Delivery is a critical part of our business and any changes in, or disruptions to, our delivery arrangements could adversely affect our business, financial condition, and results of operations.

We rely on a limited number of third-party delivery service providers, to fulfill orders to our customers. If we are unable to negotiate acceptable pricing and other terms with these delivery service providers, our results of operations and financial condition will be negatively affected. Our delivery service providers may experience performance problems or other difficulties in processing orders or delivering our products to customers on time, including natural disasters, labor disputes, financial difficulties, system failures or other disruptions to their operations. We are also subject to risks of damage or loss during delivery by our delivery service providers. If the products ordered by our customers are not delivered in a timely fashion or are damaged or lost during the delivery process, our customers could become dissatisfied and cease buying products from us, which would adversely affect our business, financial condition, results of operations and reputation.

Our results of operations are subject to fluctuations due to the seasonality of our business and other events.

We have experienced and expect to continue to experience seasonal fluctuations in our financial performance. These seasonal patterns have caused and will continue to cause fluctuations in our operating results. Historically, we have recorded stronger performance in the fourth quarter, primarily because consumers increase their purchases during e-commerce festivals in China, such as the periods around Double Eleven Shopping Festival (which is an online sales promotion event that falls on November 11 of each year) and Double Twelves (which is another online sales promotion event that falls on December 12 of each year). In addition, we generally experience a lower level of sales activity in the first quarter due to the Chinese New Year holiday, during which the volumes of online purchases and logistical operations drop significantly due to vacations and business closures.

In anticipation of increased sales activity prior to shopping festivals, we increase our inventory levels and incur additional expenses such as procuring additional working capital and increasing the size of our workforce on a temporary basis. If our seasonal sales patterns become more pronounced in the future, this may strain our personnel, customer service operations, fulfillment operations and shipment activities and may cause a shortfall in revenues compared to expenses in a given period. As a result, our financial results may be materially and adversely affected. In addition to increasing our own inventory levels, we also rely on our brand partners to increase their inventory levels to match projected seasonal demand. If we and our brand partners do not increase inventory levels for popular products in sufficient amounts or if we are unable to restock popular products from our brand partners in a timely manner, we may fail to fulfill customer demand. This may harm our reputation and damage the trust that consumers have in our business, which is a key part of our business model. As a result, we may experience a material and adverse effect on our financial conditions and results of operations.

Our SaaS solutions bring additional business and operational risks, and may not be attractive to offline pet stores.

We first introduced our self-developed software-as-a-service, or SaaS, to pet stores in 2015. We currently offer our SaaS solutions for free and there can be no assurance that our SaaS solutions will be well accepted by offline pet stores or that we will be able to monetize our SaaS solutions in the future. In addition, we may find it difficult and costly to support our SaaS solutions, which require professional implementation and technical support services which we could not provide without incurring significant costs. To the extent that our SaaS solutions are defective or there are disruptions to our services, demand for our SaaS solutions could diminish, and we would be subject to substantial liability. Specifically, if we experience security breaches and unauthorized access to our customer’s data or our data, our SaaS solutions may be perceived as not secure. As a result, customers may stop using our SaaS solutions, leading to loss of monetization opportunities, and we may incur significant legal and financial exposure and liabilities. Our reputation and results of operations may be adversely affected.

Our customers use third-party payment service providers to make payments on our platform. If these payment services are restricted or curtailed in any way or become unavailable to us or our customers for any reason, our business may be materially and adversely affected.

Our customers make payments through a variety of methods, including payment through our third-party online payment service partners. We depend on the billing, payment and escrow systems of these service providers to maintain accurate records of payments of sales proceeds and collect such payments. If the quality, utility, convenience or attractiveness of these payment processing and escrow services declines, our platform may become less attractive to our customers. Moreover, certain commercial banks in China impose limits on the amounts that may be transferred by automated payment from customers’ bank accounts to their linked accounts with third-party online payment services. We cannot predict whether these and any additional restrictions that could be put in place would have a material adverse effect on our platform. We may also be subject to various rules, regulations and requirements, regulatory or otherwise, governing electronic fund transfers and online payment, which could change or be reinterpreted to make it difficult or impossible for us to comply with.

In addition, we cannot assure you that we will be successful to enter into amicable relationships with additional online payment service providers or maintain our relationship with existing ones. Identifying, negotiating and maintaining relationships with these providers require significant time and resources. They could choose to terminate their relationships with us or propose terms that we cannot accept. For example, increasing costs to these payment service providers, including fees charged by banks to process transactions through online payment channels, would increase our general and administrative expenses. In addition, these service providers may not perform as expected under our agreements with them, and we may have disagreements or disputes with such payment service providers, any of which could adversely affect our brand and reputation as well as our business operations.

Meanwhile, we may be subject to fraud, customer data leakage and other illegal activities in connection with the various payment methods we offer.

If we fail to obtain and maintain the licenses, permits and approvals required or applicable to our business under the complex regulatory environment for our businesses in China, our business, financial condition and results of operations may be materially and adversely affected.

As the internet industry in China is still at a relatively early stage of development, new laws and regulations may be adopted from time to time to address new issues that come to the authorities’ attention. Considerable uncertainties still exist with respect to the interpretation and implementation of existing and future laws and regulations governing our business activities. We cannot assure you that we will not be found in violation of any future laws and regulations or any of the laws and regulations currently in effect due to changes in or discrepancies with respect to the relevant authorities’ interpretation of these laws and regulations. Additionally, since we are engaged in the sales and distribution of veterinary drugs in China, we may also be required to comply with the relevant PRC laws and regulations or obtain license or approvals, such as Veterinary Drug Distribution License. Any failure to comply with such laws and regulations or obtain such license or approvals may subject us to potential administrative penalties, fine and even suspension of our business. See “Item 4.B. Business Overview—Regulation—Regulations on Veterinary Drugs.” We cannot assure you that we will be able to timely obtain or maintain all the required licenses or approvals or make all the necessary filings in the future.

According to relevant PRC laws and regulations, no entities or individuals may provide internet audio-visual program services, which includes making and editing of audio-visual programs and broadcasting such content to the general public online, without a License for Online Transmission of Audio-Visual Programs issued by the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT (currently known as National Radio and Television Administration), or its local bureaus or completing the relevant registration procedures. In general, only state-owned or state-controlled entities are eligible to apply for such license. Shanghai Guangcheng may be required to obtain an Internet audio-visual program transmission license for video interaction or recorded video functions in our Boqii Pet app offered by Shanghai Guangcheng. Shanghai Guangcheng, however, is not eligible to apply for such license since we are not a state-owned or state-controlled entity. See “Item 4.B. Business Overview—Regulation—Regulations on Online Transmission of Audio-Visual Program.” As of the date of this annual report, we have yet to file any application for such license and we have not received any written notice of warning from, or been subject to penalties imposed by, the relevant government authorities for alleged failure by us to comply with the Audio-Visual Program Provisions. In the event that the authorities find us in violation of the relevant laws and regulations, we may be subject to warnings, fines or orders to rectify such non-compliance. In severe cases, we may be ordered to disable the video interaction or recorded video functions in our app and subject to a penalty equal to one to two times our total investment in the affected business, and the devices we used for such operation may be confiscated. Furthermore, the competent authorities may order us to close our platform, revoke the relevant license or filings for the provision of Internet information services and order the relevant network operation entity to stop providing us with signal access services, which could adversely affect our business, financial condition and results of operations.

In addition, as required by the applicable PRC laws and regulations, an entity providing internet surveying and mapping services, such as geographic positioning, the uploading of geographic information or markings and the development of a public map database is required to obtain a Surveying and Mapping Qualification Certificate for Internet Surveying and Mapping, and the service provider may only provide internet surveying and mapping services within the scope of the certificate. With the technical supports offered by a certain map service provider, users have access to the mapping information to locate nearby pet stores and pet hospitals in the Boqii Pet app offered by Shanghai Guangcheng. Therefore, Shanghai Guangcheng may be required by the competent department of Surveying and Mapping and Geographic Information to obtain a Surveying and Mapping Qualification Certificate for such business. However, there are still significant uncertainties relating to the interpretation and implementation of the relevant laws and regulations and we have yet to file any application for the Surveying and Mapping Qualification Certificate as of the date of this annual report. We cannot assure you that we will be able to obtain such license when required. Although we have not received any warning or been subject to any penalties due to lack of the Surveying and Mapping Qualification Certificate, we may be ordered to suspend the mapping function in our Boqii Pet app and the relevant government authorities may impose administrative fines, and confiscate the revenue we derived from such business, if any, our surveying and mapping results, or, in the worst case, our surveying and mapping tools.

Should we be required to obtain additional licenses or approvals, we may not be able to do so in a timely manner or at all. If we fail to obtain or maintain any of the required licenses or approvals or make the necessary filings, or fail to obtain required licenses or approvals in a timely manner, we may be subject to various penalties, such as confiscation of the revenues that were generated through the unlicensed activities, the imposition of fines and the termination or restriction of our operations. Any such penalties may disrupt our business operations or materially and adversely affect our business, financial condition and results of operations.

The proper functioning of our online platforms is essential to our business. Any disruption to our IT systems could materially affect our ability to maintain the satisfactory performance of our platform and deliver consistent services to our users and customers.

The proper functioning of our online platforms is essential to our business. The satisfactory performance, reliability and availability of our IT systems are critical to our success, our ability to attract and retain users and customers and our ability to maintain and deliver consistent services to them. However, we may be unable to monitor and ensure high-quality maintenance and upgrade of our IT systems and infrastructure on a real-time basis, and customers may experience service outages or delays in accessing and using our platform to place orders. Specifically, we may experience surges in online traffic and orders associated with promotional activities and generally as we scale, under which our platform may be overloaded and may not be able to function properly. Our technology infrastructure may also fail to keep pace with increased sales and traffic on our online platforms, and as a result, we may be required to incur significant additional costs to upgrade the underlying network infrastructure both in terms of capacity and functionality. We cannot assure you that we will be successful in executing these system upgrades in a timely manner, or at all, and the failure to do so may affect out user experiences and impede our growth.

We currently use third party cloud services and servers to store our data, to allow us to analyze a large amount of data simultaneously and to update our user and customer database and profiles quickly. Servers may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to system interruptions, website or mobile app slowdown or unavailability, delays or errors in transaction processing, loss of data or the inability to accept and fulfill customer orders. We also rely on various Internet service providers and mobile networks to deliver and “push” communications to users and customers and allow them to access our online platforms. Any interruption or delay in the functionality of these cloud service providers, servers or networks may materially and adversely affect the operations of our business. Additionally, the costs and complexities involved in expanding and upgrading our systems may prevent us from doing so in a timely manner and may prevent us from adequately meeting the demand placed on our systems. Given that we exercise little control over these third-party service providers, we are vulnerable to issues with the services they provide.

Furthermore, our technology or infrastructure may not function properly at all times, and may be subject to disruptions caused by natural disasters, accidents, power disruptions, telecommunications failures, acts of terrorism or war, computer viruses, physical or electronic break-ins, or other events or disruptions. Any of such occurrences could lead to the unavailability of our online platforms and mobile apps, interruption of our supply chain and delivery, leakage or permanent loss of customer data, interruptions or decreases in connection speed, or other events which would affect our operations. While we have certain disaster recovery arrangements in place, such as back-up servers and data redundancy plans, our precautionary measures may be inadequate, and our business interruption insurance may not be sufficient to cover potential loss. If any IT disruptions were to occur to our business, our reputation or relationships with our customers may be damaged and our customers may switch to our competitors. As a result, our operations could be impaired and our business, financial condition, and results of operations may be materially and adversely affected.

Our business may be adversely affected if we are unable to provide our customers with a cost-effective platform that is able to respond and adapt to rapid changes in technology.

The number of people who access the Internet through devices other than personal computers, such as mobile phones and tablets, has increased dramatically in recent years. The versions of our website, mobile app and mini-program on WeChat developed for these devices may not be compelling to customers. Adapting our services and/or infrastructure to these devices as well as other new Internet, networking or telecommunications technologies could be time-consuming and could require us to incur substantial expenditures, which could adversely affect our business, financial condition, and results of operations.

Additionally, as new mobile devices and platforms are released, we may need to devote significant time and resources to the creation, support and maintenance of such applications. If we are unable to attract consumers to our website or mobile app through these devices or are slow to develop a version of our website or mobile app that is more compatible with alternative devices, we may fail to capture a significant share of customers in the pet industry and or lose existing customers, which could materially and adversely affect our business, financial condition, and results of operations.

Further, we regularly upgrade our technologies and business applications, and we will continue to implement new technologies or business applications in the future. Technology upgrades and changes require significant investments. Our financial condition and results of operations may be affected by the timing, effectiveness and costs associated with any of these upgrades or changes to our systems and infrastructure. In the event that it is more difficult for our customers to buy products from us on their mobile devices, or if our customers choose not to buy products from us on their mobile devices or to use mobile products that do not offer access to our website, we may not be able to retain our existing customers or attract new customers. As a result, our customer growth could be harmed and our business, financial condition, and results of operations may be materially and adversely affected.

We may be subject to liability for placing advertisements with content that is deemed inappropriate or misleading under PRC laws.

We provide online and offline online marketing and information services to our brand partners, helping them design and implement effective marketing strategies. PRC laws and regulations prohibit advertising companies from producing, distributing or publishing any advertisement with content that violates PRC laws and regulations, impairs the national dignity of the PRC, involves designs of the PRC national flag, national emblem or national anthem or the music of the national anthem, is considered reactionary, obscene, superstitious or absurd, is fraudulent, or disparages similar products. We may also be subject to the administrative penalties incurred by the exaggerating or fraudulent advertisement from time to time. Additionally, we may be subject to claims by customers misled by information on our mobile apps, website or other portals where we place advertisements. We may not be able to recover such losses from brand partners by enforcing the indemnification provisions in the contracts, which may result us in diverting our management’s time and other resources from our business and operations to defend against these infringement claims. As a result, our business, financial condition, results of operations and reputation could be materially and adversely affected.

Our business generates and processes a large amount of data, and the improper collection, storage, use or disclosure of such data could harm our reputation as well as have a material adverse effect on our business and prospects.

Our business generates and processes a large quantity of data. We face risks inherent in handling and possessing large volumes of data and in protecting the security of such data. In particular, we face a number of challenges relating to data from transactions and other activities on our platforms, including without limitation:

•	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behaviour or improper use by our employees;

•	addressing concerns related to privacy and sharing, safety, security and other factors; and

•

complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure or security of personal information, including any requests from regulatory and government authorities relating to such data.

Furthermore, in April 2021, the Standing Committee of the National People’s Congress officially released the Second Draft Personal Data Protection Law. The Second Draft Personal Data Protection Law provides the basic regime for personal information protection, including without limitation, stipulating an expanded definition of personal information, providing a long-arm jurisdiction in cross-border scenarios, emphasizing individual rights, and prohibiting rampant infringement of personal information, such as stealing, selling, or secretly collecting personal information. If the Second Draft Personal Data Protection Law is promulgated as an effective regulation in the future, e-commerce platforms and we may face increasing challenges in data protection. Any failure to address above challenges could harm our reputation as well as have a material adverse effect on our business and prospects.

PRC laws and regulations regarding data security and cybersecurity are evolving. These laws and regulations are subject to change and substantial uncertainties, and could have material impact on our business operation.

PRC regulators, including the Standing Committee of the National People’s Congress, or the SCNPC, the MIIT and the Cyberspace Administration, have been increasingly focused on regulation in the areas of data security and cybersecurity. A series of laws and regulations relating to the protection of privacy, date security and cyber security have been enacted. However, such laws and regulations are currently evolving and are likely to remain uncertain for the foreseeable future.

On July 1, 2015, the SCNPC, promulgated the National Security Law, or the New National Security Law, which took effect on the same date and replaced the former National Security Law promulgated in 2009. The New National Security Law covers various types of national security including technology security and information security. According to the New National Security Law, the state shall ensure that the information system and data in important areas are secure and controllable. In addition, according to the New National Security Law, the state shall establish national security review and supervision policies and mechanisms, and conduct national security reviews of key technologies and IT products and services that affect or may affect national security. In particular, we are obligated under the New National Security Law to safeguard national security by, for example, providing evidence related to activities endangering national security, providing convenience and assistance for national security work, and providing necessary support and assistance for national security institutions, public security institutions as well as military institutions. As such, we may have to provide data to PRC government authorities and military institutions for compliance with the New National Security Law, which may result in additional expenses to us and subject us to negative publicity which could harm our reputation with users and negatively affect the trading price of our ADSs.

On November 7, 2016, the SCNPC promulgated the Cybersecurity Law, which took effect in 2017. The Cybersecurity Law specifies requirements on user information protection applicable to network operators, who are prohibited from collecting or disclosing without permission or selling individual information with limited exceptions. When network operators become aware of any information of which the release or transmission is prohibited by any law or administrative regulation, they are required to immediately cease transmission of such information, and take measures such as deletion of relevant information to prevent its dissemination. In addition, according to the Cybersecurity Law and relevant regulations, network operators, are obligated to take technical and other necessary measures to ensure the security and stable operation of network, maintain the integrity, confidentiality and availability of network data, and furthermore provide assistance and support in accordance with the law for public security and national security authorities to protect national security or assist with criminal investigations. In addition, the PRC Cybersecurity Law provides that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in the PRC should be stored in the PRC, and the law imposes heightened regulation and additional security obligations on operators of critical information infrastructure. Furthermore, according to the Cybersecurity Review Measures promulgated by the Cyberspace Administration of China and certain other PRC regulatory authorities in April 2020, which became effective in June 2020, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security. Furthermore, if we are deemed to be an operator of critical information infrastructure, we may be subject to higher standards and incur additional compliance cost.

On June 10, 2021, the SCNPC, promulgated the PRC Data Security Law, which will take effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data and information.

On July 10, 2021, the amended draft of the Measures for Cybersecurity Review, or the Amended Draft of the Measures for Cybersecurity Review, was issued for soliciting public comment until July 25, 2021. Comparing with the current Measures for Cybersecurity Review, the changes under the Amended Draft of the Measures for Cybersecurity Review include without limitation the following aspects: (i) the parties who conduct data processing are incorporated into the regulatory scope; (ii) the China Securities Regulatory Commission, or the CSRC, is included as one of the authorities for jointly establishing the state cybersecurity review working mechanism; (iii) the operators (including both operators of critical information infrastructure and relevant parties who conduct data processing) possessing personal information of more than one million users who are seeking for the listing of their securities on a stock exchange of a foreign country shall make declaration for cybersecurity review with the Cybersecurity Review Office; and (iv) the risk of core data, material data or large volume of personal information being stolen, leaked, damaged, illegally used or cross-border transmitted and the risk of critical information infrastructure, core data, material data or large volume of personal information being influenced, controlled or used out of malevolence by the government of foreign country after relevant operators’securities being listed on a stock exchange of a foreign country shall be considered as one of the factors for evaluating the national security risk.

Furthermore, the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law, or the Opinions on Strictly Cracking Down on Illegal Securities Activities, which were issued by the General Office of the State Council and another authority on July 6, 2021 emphasized the need to strengthen the regulations over illegal securities activities and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the establishment of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas listed companies, and provided that the special provisions of the State Council on overseas offering and listing by those companies limited by shares will be revised and therefore the duties of domestic industry competent authorities and regulatory agencies will be clarified. As these opinions were newly issued and there are no further explanations or detailed rules and regulations with respect to such opinions, there are still uncertainties regarding the interpretation and implementation of such opinions. Any new rules or regulations promulgated in the future could impose additional requirements on our future overseas capital raising activities.

We are making efforts to comply with the applicable laws, regulations and standards relating to the protection of privacy, date security and cybersecurity. As there remains high uncertainty in the interpretation and enforcement of relevant laws and regulations (including whether the Amended Draft of the Measures for Cybersecurity Review will be implemented in the proposed form and when it will be implemented), there can be no assurance that our measures will be effective and sufficient, or we would be able to comply with the requirements therein in a timely manner. Failure to comply with such laws and regulations may lead to fines, suspension of business operation, revocation of business permits or licenses and other sanctions, which may have material impact on our business operation. Furthermore, as there remain uncertainty on how and when the Amended Draft of the Measures for Cybersecurity Review will be promulgated, if the completion of the aforementioned declaration for cybersecurity review with the Cybersecurity Review Office is required for this offering, we might not be able to complete it in a timely manner.

In addition, we procure server and system for storage, process and other aspects of business operation from time to time. It remains unclear whether such server and system will fall into the category of the so-called “critical network equipment” or “dedicated network security products” due to lack of specific criteria or standards in the Cybersecurity Law. As such, we cannot assure you that the server and system we have procured or may procure in the future comply with relevant requirements, and we may incur additional costs to comply with such requirements. Also, as the scope of operator of critical information infrastructure is not completely clear, certain parties involved in our business operation (such as, our customers or suppliers) may be deemed as an operator of critical information infrastructure where the cybersecurity review could be required before we enter into relevant business relationships with them which may have a material adverse effect on our business and prospects.

Failure to protect confidential information of our users and customers and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.

Orders for products we offer are made through our online sales platforms. Online payments for our products are settled through third-party online payment service providers. We also share certain personal information about our customers with third-party delivery service providers, such as their names, addresses, and phone numbers. In such cases, maintaining complete security for the transmission of confidential information on our platform, such as customer names, personal information and billing addresses, is essential to maintaining customer confidence.

We have adopted security policies and measures, including encryption technology, to protect our proprietary data and customer information. We do not maintain insurance against damages incurred by us resulting from customer identity theft and subsequent fraudulent payments. However, advances in technology, the expertise of hackers, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the technology that we use to protect confidential information. We may not be able to prevent third parties, especially hackers or other individuals or entities engaging in similar activities, from illegally obtaining such confidential or private information we hold as a result of our customers’ visits on our online platforms. We could therefore be exposed to litigation and regulatory action and possible liability, causing significant legal and financial exposure, adverse publicity and a loss of confidence in our security measures, which could in turn have a material adverse effect on our business, financial condition, and results of operations. Such individuals or entities obtaining our users’ and customers’ confidential or private information may further engage in various other illegal activities using such information. In addition, we have limited control or influence over the security policies or measures adopted by third-party providers of online payment services. Our third-party delivery service providers may also violate their confidentiality obligations and disclose or use information about our customers illegally. Any negative publicity on our platform’s safety or privacy protection mechanism and policy could have a material and adverse effect on our public image and reputation. Any compromise of our information security or third-party service providers’ information security measures could require us to expend significant capital and other resources to alleviate the problems and, despite our best remediation efforts, have a material and adverse effect on our reputation, business, prospects, financial condition and results of operations.

We do not have material tangible assets and may incur goodwill and intangible asset impairment charges. Significant impairment of our goodwill and intangible assets could materially impact our financial position and results of our operations.

We carry a significant goodwill balance on our balance sheet as a result of the acquisitions of Cuida and Xingmu. We record goodwill in connection with the excess of the purchase price over the fair value of the identifiable assets and the liabilities acquired in business combinations. Our goodwill accounted for 0.2%, 8.8% and 4.6% of our total assets as of March 31, 2019 and 2020 and March 31, 2021, respectively, as a result of historical business combinations. We are required to review our goodwill for impairment on an annual basis or more frequently if events or changes in circumstances indicate evidence of impairment. The application of a goodwill impairment test requires significant management judgment. If our estimates and judgment are inaccurate, the fair value determined could be inaccurate and the impairment may not be recognized in a timely manner. If the fair value declines, we may need to recognize goodwill impairment in the future, which could have a material adverse effect on our results of operations. In addition, we perform valuation of the intangible assets arising from business combination to determine the relative fair value to be assigned to each asset acquired. The intangible assets are expensed or amortized using the straight-line approach over the estimated economic useful lives of the assets. There can be no assurance that we will not be required to record impairments on goodwill or intangible assets in the future or that such impairments will not be material. Any significant impairment losses charged against our goodwill or intangible assets could have a material adverse effect on our business, financial condition and results of operations. In addition, our lack of material tangible assets may expose us to certain risks, including decreased ability to obtain debt financings or hedge against fluctuations in value of our intangible assets.

We have and may continue to invest in or acquire complementary assets, technologies and businesses, or enter into strategic alliances. Such efforts may fail and have in the past, and may continue to, result in equity or earnings dilution and materially and adversely affect our results of operations and financial condition.

We have in the past and may continue to invest in and acquire assets, technologies and businesses, or enter into strategic alliances, that are complementary to our business. These investments may involve minority stakes in other companies, acquisitions of entire companies or acquisitions of selected assets. Acquired businesses or assets may not yield the results we expect. In addition, acquisitions of assets and businesses have in the past, and may continue to, result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to intangible assets and exposure to potential unknown liabilities of the acquired businesses or assets. Also, any future strategic alliances, investments or acquisitions and the subsequent integration of the new assets and businesses obtained or developed from such transactions into our own may divert management from their primary responsibilities and subject us to additional liabilities. In addition, the costs of identifying and consummating investments and acquisitions may be significant. To the extent we fund these investment or acquisition through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. Moreover, the cost of identifying and consummating acquisitions, and integrating the acquired businesses or assets into ours, may materially exceed our expectations, and the integration of acquired businesses or assets may be disruptive to our business operations. In addition, we may have to obtain approval from the relevant PRC governmental authorities or counterparts elsewhere in the world for the acquisitions and comply with any applicable PRC rules and regulations, which may be costly. For example, the size and complexity of our business has increased following our acquisition of Xingmu. Our future success depends, in part, upon our ability to manage this expanded business, which will pose substantial challenges for management, including challenges related to the management and monitoring of new operations and sales of medical products, which we did not engage in previously, and associated increased costs and complexity. There can be no assurances that we will realize the expected benefits currently anticipated from our acquisition of Xingmu. In addition, we may not ultimately strengthen our competitive position or achieve our goals from our acquisition of Xingmu, which could be viewed negatively by users, customers, business partners or investors. Moreover, if we fail to integrate successfully such acquisitions, or the business associated with such acquisitions, into our company, the revenues and operating results of the combined company could be adversely affected. Furthermore, we may not be able to successfully retain the customers and key personnel of such acquisitions over the longer term, which could also adversely affect our business. The integration of Xingmu’s business will require significant time and resources, and we may not be able to manage the process successfully. We may not successfully evaluate or utilize the acquired business and accurately forecast the financial impact of the acquisition of Xingmu. Our financial condition and results of operations may be materially and adversely affected by our past and future acquisitions of assets or businesses or strategic alliances.

We may need additional capital, and financing may be not available on terms acceptable to us, or at all.

We require additional cash resources to fund our business operations, including any marketing initiatives or investments we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to obtain additional credit facilities or sell additional equity or debt securities. The issuance and sale of additional equity securities could result in dilution of our existing shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all. If financing proves to be unavailable or on unacceptable terms, we may be forced to raise funds on undesirable terms, or we may be unable to maintain or grow our business or respond to competitive pressures, any of which could have a material adverse effect on our business, financial condition, and results of operations.

Disruption in the financial markets and economic conditions could affect our ability to raise capital

Global economies could suffer dramatic downturns as the result of a deterioration in the credit markets and related financial crisis as well as a variety of other factors including, extreme volatility in security prices, severely diminished liquidity and credit availability, ratings downgrades of certain investments and declining valuations of others. For example, the current COVID-19 pandemic has caused significant volatility in financial markets across the world. In the past, governments have taken unprecedented actions in an attempt to address and rectify these extreme market and economic conditions by providing liquidity and stability to the financial markets. If these actions are not successful, the return of adverse economic conditions may cause a significant impact on our ability to raise capital, if needed, on a timely basis and on acceptable terms or at all.

Our business depends substantially on the continuing efforts of our senior management. If we lose their services, we could incur significant costs in finding suitable replacements and our business may be severely disrupted.

Our business operations depend substantially on the continuing efforts of our senior management. If one or more members of our senior management were unable or unwilling to continue their employment with us, we might not be able to replace them in a timely manner, or at all. As qualified individuals are in high demand, we may incur additional expenses to recruit and retain qualified replacements. As a result, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected. In addition, our senior management may join a competitor or form a competing company. We can provide no assurance that we will be able to successfully enforce our contractual rights included in the employment agreements we have entered into with our senior management team, particularly in China, where such individuals reside. As a result, our business may be negatively affected due to the loss of one or more members of our senior management.

Employee misconduct could expose us to monetary loss, legal liability, regulatory scrutiny, and reputational harm.

Our employees and outsourced workers may engage in illegal, fraudulent, corrupt or collusive activities that adversely affect our business. For example, if an employee were to engage in illegal or suspicious activities such as fraud, theft, kickback or bribery, we could suffer direct losses, become subject to regulatory sanctions and suffer serious harm to our financial condition and reputation. There can be no assurance that our internal controls and policies will prevent fraud or illegal activity by our employees or that similar incidents will not occur in the future. Any of such activities could severely damage our brand and reputation, which could drive customers away from our platform, and materially and adversely affect our business, financial condition and results of operations.

We rely on proper operation and maintenance of our platform and internet infrastructure and telecommunications networks in China. Any deficiencies, malfunction, capacity constraint or operation interruption, any undetected programming errors or flaws or failure to maintain effective customer service could harm our reputation, impair our platform, and may have an adverse impact on our business.

Currently, a majority of our product sales are generated through our online sales platforms. Therefore, the satisfactory performance, reliability and availability of our platform are critical to our success and our ability to attract and retain users and customers. Our business depends on the performance and reliability of the internet infrastructure in China. The reliability and availability of our platform depends on telecommunications carriers and other third-party providers for communications and storage capacity, including bandwidth and server storage. If we are unable to enter into and renew agreements with these providers on acceptable terms, or if any of our existing agreements with such providers are terminated as a result of our breach or otherwise, our ability to provide our services to our users and customers could be adversely affected.

Access to internet in China is maintained through state-owned telecommunications carriers under administrative control, and we obtain access to end-user networks operated by such telecommunications carriers and internet service providers to give customers access to our mobile platform. The failure of telecommunications network operators to provide us with the requisite bandwidth could also interfere with the speed and availability of our platform. Service interruptions prevent customers from accessing our platform and placing orders, and frequent interruptions could frustrate users and customers and discourage them from attempting to place orders or accessing our platform, which could cause us to lose customers and harm our operating results.

In addition, our platform and internal systems rely on software that is highly technical and complex, and depend on the ability of such software to store, retrieve, process and manage immense amount of data. The software on which we rely has contained, and may now or in the future contain, undetected programming errors or flaws. Some errors may only be discovered after the code has been released for external or internal use. Errors or other design defects within the software on which we rely may result in a negative experience for customers using our platform, delay introductions of new features or enhancements, result in errors or compromise our ability to support effective customer service and enjoyable customer engagement. Any errors, bugs or defects discovered in the software on which we rely could result in harm to our reputation and loss of users and customers, which could adversely affect our business, results of operations and financial conditions.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other third-party intellectual property that is infringed upon by our products, services, the content displayed on our platform or other aspects of our business. There could also be existing patents or other intellectual property rights of which we are not aware that our products or content may inadvertently infringe. We cannot assure you that holders of the relevant intellectual property rights purportedly relating to some aspect of our technology platform or business, if any such holders exist, would not seek to enforce such intellectual property rights against us in China, the United States or any other jurisdictions. For example, the use of Microsoft and Adobe software and systems by our employees are not authorized by their respective proprietary intellectual property holder, and therefore it poses to us the risks of potential intellectual property claim by the proprietors or the administrative penalties or fine, or even criminal liability in extreme cases, by the competent authorities. As of the date of this annual report, we have not received from the proprietors or competent authorities any warning, subpoena, administrative penalties or fine as a result of our unauthorized use of such IT software or systems, but we cannot assure you that such actions will not be taken in the future. In addition, we strive to closely monitor the products offered on our platforms. However, we cannot be certain that these measures would be effective in completely preventing the infringement of trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. Further, the application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own, but such alternative may not be available on terms acceptable to us or at all. In addition, we may incur significant expenses, and may be forced to divert management’s time and other resources from our business and operations to defend against these third-party infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question. These risks have been amplified by the increase in third parties whose sole or primary business is to assert such claims.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-compete agreements with our employees and others, to protect our proprietary rights. Any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, there can be no assurance that (i) our application for registration of trademarks, patents, and other intellectual property rights will be approved, (ii) any intellectual property rights will be adequately protected, or (iii) such intellectual property rights will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable. Further, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties at all or on reasonable terms.

It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the infringement or misappropriation of our intellectual property. For example, third parties may register trademarks or domain names or purchase internet search engine keywords that are similar to our trademarks, brands or websites, or misappropriate our intellectual property or data and copy our platform, all of which could cause confusion to our users and customers, divert online customers away from our content and products and harm our reputation. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our management and financial resources, and could put our intellectual property at risk of being invalidated or narrowed in scope. We can provide no assurance that we will prevail in such litigation, and even if we do prevail, we may not obtain a meaningful recovery. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in maintaining, protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be held liable for information or content displayed on, retrieved from or linked to our platform, or distributed to our users and customers, and PRC authorities may impose legal sanctions on us, including, in serious cases, suspending or revoking the licenses necessary to operate our platforms.

The PRC government has adopted regulations governing internet access and the distribution of news and other information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses, and the closure of the concerned websites. The website operator may also be held liable for such censored information displayed on or linked to the websites. Our content creators engage in sales promotion activities through interacting and exchanging information with our users and customers and generating and distributing content. It is possible that our users and customers, including our content creators, may engage in illegal, obscene or incendiary conversations or activities, including displaying or publishing information or content that may be deemed unlawful under PRC laws and regulations on our platform. Our Boqii community also allows users to upload user-generated content on our platform, which exposes us to potential disputes and liabilities in connection with third-party copyrights. When users register on our platform, they agree to our standard agreement, under which they agree not to disseminate any content infringing on third-party copyright on our platform. However, if any information or content on our platform is deemed illegal, obscene or incendiary, or if appropriate licenses and third party consents have not been obtained, claims may be brought against us for defamation, libel, negligence, copyright, patent or trademark infringement, other unlawful activities or other theories and claims based on the nature and content of the information delivered on or otherwise accessed through our platform. Defending against any such actions could be costly and involve significant time and attention of our management and other resources.

If our platform or content is found to be in violation of any applicable requirements, we may be penalized by relevant authorities, or, if we are not eligible for the safe harbor exemption, or if it is found that we have not adequately managed the information or content on our platform, we may be subject to joint infringement liability and PRC authorities may impose legal sanctions on us, including, in serious cases, suspending or revoking the licenses necessary to operate our platform and our business and reputation may accordingly be adversely affected.

We may from time to time be subject to claims, controversies, lawsuits and other legal and administrative proceedings, which could have a material adverse effect on our business, results of operations, financial condition and reputation.

We are currently not party to any material legal or administrative proceedings. However, in light of the nature of our business, we are susceptible to potential claims or controversies. We have been, and may from time to time in the future be, subject to or involved in various claims, controversies, lawsuits and other legal and administrative proceedings. Lawsuits and other administrative or legal proceedings that may arise in the course of our operations can involve substantial costs, including the costs associated with investigation, litigation and possible settlement, judgment, penalty or fine. In addition, lawsuits and other legal and administrative proceedings may be costly and time consuming and may require a commitment of management and personnel resources that will be diverted from our normal business operations, which will materially and adversely affect our business, financial condition, and results of operations.

We have granted, and may continue to grant, share options, restricted shares and other forms of share based incentive awards, which have resulted in and may continue to result in significant share based compensation expenses.

We adopted a share incentive plan in March, 2016, or the 2016 Global Share Plan and a share incentive plan in July 2014, or the 2012 Global Share Plan, to enhance its ability to attract and retain exceptionally qualified individuals and to encourage them to acquire a proprietary interest in the growth and performance of us. We adopted the 2018 Global Share Plan, or the Plan, in August 2018, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. The 2016 Global Share Plan and the 2012 Global Share Plan were canceled concurrently upon the adoption of the Plan, and each participant of the 2016 Global Share Plan and the 2012 Global Share Plan is expected to receive corresponding grants under the Plan. In September 1, 2020, we amended and restated the 2018 Global Share Plan, and the amended and restated 2018 Global Share Plan is referred to as the Amended and Restated 2018 Global Share Plan in this annual report. We account for compensation costs for certain share options granted using a fair value-based method and recognize expenses in our consolidated statement of income in accordance with U.S. GAAP. As of March 31, 2021, the maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the Amended and Restated 2018 Global Share Plan is 8,987,836. As of March 31, 2021, options to purchase 6,812,176 ordinary shares, excluding those having been forfeited, have been issued by us, of which options to purchase 1,299,954 shares have been exercised. Such ordinary shares have been re-designated as Class A ordinary shares on a one-on-one basis immediately prior to the completion of our initial public offering. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

All of the lease agreements of our leased properties have not been registered with the relevant PRC government authorities as required by PRC law and our certain leased properties are for industrial use, which may expose us to potential fines.

Under PRC law, lease agreements of commodity housing tenancy are required to be registered with the local construction (real estate) departments. As of the date of this annual report, all of our lease agreements for our leased properties in China have not been registered with the relevant PRC government authorities, which may expose us to potential fines if we fail to remediate after receiving any notice from the relevant PRC government authorities. Failure to complete the lease registration will not affect the legal effectiveness of the lease agreements according to PRC law, but the real estate administrative authorities may require the parties to the lease agreements to complete lease registration within a prescribed period of time, and the failure to do so may subject the parties to fines from RMB1,000 to RMB10,000 for each of such lease agreements. Our lessor are required to comply with various laws and regulations to enable them to lease effective titles of their properties for our use. For instance, certain of our leased properties used for offices are defined as the properties for industrial use only under the PRC law. We may need to seek for an alternative lease, and our operation of business may be accordingly affected.

Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations may subject us to penalties.

In accordance with the PRC Social Insurance Law and the Regulations on the Administration of Housing Fund and other relevant laws and regulations, China establishes a social insurance system and other employee benefits including basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance, maternity insurance, housing fund, and a handicapped employment security fund, or collectively the Employee Benefits. An employer shall pay the Employee Benefits for its employees in accordance with the rates provided under relevant regulations and shall withhold the social insurance and other Employee Benefits that should be assumed by the employees. For example, an employer that has not made social insurance contributions at a rate and based on an amount prescribed by the law, or at all, may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and be subject to a late fee of up to 0.05% or 0.2% per day, as the case may be. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times of the amount overdue.

Under the Social Insurance Law and the Regulations on the Administration of Housing Fund, PRC subsidiaries shall register with local social insurance agencies and register with applicable housing fund management centers and establish a special housing fund account in an entrusted bank. Both PRC subsidiaries and their employees are required to contribute to the Employee Benefits. Companies operating in China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. We may be subject to late fees and fines in relation to the underpaid employee benefits and under-withheld individual income tax, our financial condition and results of operations may be adversely affected.

Non-compliance with labor-related laws and regulations of the PRC may have an adverse impact on our financial condition and results of operation.

We have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, that became effective in January 2008 and was amended in 2012 and its implementing rules that became effective in September 2008 employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. We believe our current practice complies with the Labor Contract Law and its amendments. However, the relevant governmental authorities may take a different view and impose fines on us.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practice does not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

Prior to our initial public offering, we have been a private company with limited accounting and financial reporting personnel and other resources with which we address our internal control over financial reporting. In connection with the audit of our consolidated financial statements as of and for the fiscal year ended March 31, 2019, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified are our company’s lack of sufficient and competent financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements and lack of sufficient documented financial closing policies and procedures, especially those related to period end logistics expenses cut-off and accruals and vendor rebate accruals. The material weaknesses, if not timely remedied, may lead to material misstatements in our accruals consolidated financial statements in the future. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

Following the identification of the material weaknesses and other control deficiencies, we have taken measures and plan to continue to take measures to remedy these control deficiencies. We are in the process of implementing a number of remedial measures, including: (i) hiring more qualified resources, equipped with relevant U.S. GAAP and SEC reporting experiences and qualifications, (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for accounting and financial reporting personnel, (iii) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions, and (iv) continuing to enhance accounting policies and closing procedures. However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis.

We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending March 31, 2022. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we are now a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods.

We are an emerging growth company and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to “opt out” of such exemptions afforded to an emerging growth company. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We are now a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the NYSE, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. We expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as we are now a public company, we have increased the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our Board of Directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We have limited insurance coverage which could expose us to significant costs and business disruption.

We believe we have obtained a prudent amount of insurance for the insurable risks relating to our business, including the property insurance for some of our warehouses. However, there is no assurance that the insurance policies we maintain are sufficient to cover our business operations. If we were to incur substantial liabilities that were not covered by our insurance, we could incur costs and losses that could materially and adversely affect our results of operations.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign investment in the value-added telecommunication services industry and certain other businesses is extensively regulated and subject to numerous restrictions. Pursuant to the Special Management Measures (Negative List) for the Access of Foreign Investment (2020), published by the National Development and Reform Commission and the Ministry of Commerce on June 23, 2020 and effective on July 23, 2020, with a few exceptions, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record.

We are an exempted company incorporated in the Cayman Islands and our wholly-owned PRC subsidiaries are currently considered foreign-invested enterprise. Accordingly, our PRC subsidiaries are not eligible to provide value-added telecommunication services in China or import veterinary drugs. To ensure strict compliance with the PRC laws and regulations, we conduct such business activities through our VIEs, Shanghai Guangcheng and Nanjing Xingmu. Shanghai Xincheng and Xingmu WFOE, our wholly-owned subsidiaries in China, have entered into a series of contractual arrangements with our VIEs and their shareholders, which enable us to (i) exercise effective control over our VIEs, (ii) receive substantially all of the economic benefits of our VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in our VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIEs and hence consolidate their financial results as our VIEs under U.S. GAAP. See “Our History and Corporate Structure” for further details.

If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in the value-added telecommunication services industry or certain other businesses, or if the PRC government otherwise finds that we, our VIEs, or any of their subsidiaries are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities would have broad discretion in dealing with such violation or failures, including, without limitation:

•	revoking the business licenses and/or operating licenses of such entities;

•	discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiaries and our VIEs;

•

imposing fines on us, placing restrictions on our right to collect revenues, confiscating the income from our PRC subsidiaries or our VIEs, or imposing other requirements with which we or our VIEs may not be able to comply;

•

requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIEs and deregistering the equity pledges of our VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIEs;

•	shutting down our servers or blocking our mobile apps and websites; or

•	restricting or prohibiting our use of the proceeds of our initial public offering to finance our business and operations in China.

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of our VIEs that most significantly impact their economic performance and/or our failure to receive the economic benefits from our VIEs, we may not be able to consolidate the entities in our consolidated financial statements in accordance with U.S. GAAP.

Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law and how it may impact our business, financial condition and results of operations.

On March 15, 2019, the National People’s Congress of the PRC promulgated the Foreign Investment Law, which came into effect on January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The enacted Foreign Investment Law does not mention concepts such as “actual control” and “controlling PRC companies by contracts or trusts” that were included in the previous drafts, nor did it specify regulation on controlling through contractual arrangements, and thus this regulatory topic remains unclear under the Foreign Investment Law. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, though the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, it contains a catch-all provision under the definition of “foreign investment,” which includes investments made by foreign investors in China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, such as unwinding our existing contractual arrangements and/or disposal of our related business operations, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations. If any of these occurrences results in our inability to direct the activities of any of our VIEs and/or our failure to receive economic benefits from any of them, we may not be able to consolidate their results into our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with our VIEs and their respective shareholders for our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with our VIEs and their respective shareholders to operate our business in China. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. For example, our VIEs and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. If we had direct ownership of our VIEs in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our VIEs and their respective shareholders of their obligations under the contracts to exercise control over our VIEs. The shareholders of our VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with our VIEs. If any dispute relating to these contracts remain unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. Therefore, our contractual arrangements with our VIEs may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by any of our VIEs or their shareholders to perform their respective obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If any of our VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may be limited in our ability to enforce the contractual arrangements that give us effective control over our VIEs, and if we are unable to maintain such control, our ability to consolidate the financial results of our VIEs will be affected. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective sufficient or effective under PRC law. For example, if the shareholders of any of our VIEs refuse to transfer their equity interests in such VIEs to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. In addition, if any third parties claim any interest in such shareholders’ equity interests in any of our VIEs, our ability to exercise shareholders’ rights or foreclose the share pledge according to the contractual arrangements may be impaired. If these or other disputes between the shareholders of our VIEs and third parties were to impair our control over our VIEs, our ability to consolidate the financial results of our VIEs would be affected, which would in turn result in a material adverse effect on our business, operations and financial condition.

In addition, the individual shareholders of our VIEs may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in our VIEs and the validity or enforceability of the contractual arrangements. For instance, in the event that such shareholder divorces his or her spouse, the spouse may claim that the equity interest of our VIEs held by such shareholder is part of their marital or community property and should be divided between such shareholder and his or her spouse. If such claim is supported by the competent court, the relevant equity interest may be obtained by the shareholder’s spouse or another third party who is not bound by our contractual arrangements, which could result in our losing effective control over our VIEs. Even if we receive a consent letter from the spouse of an individual nominee shareholder of our VIEs where such spouse undertakes that he or she would not take any actions to interfere with the contractual arrangements through which we control such VIEs, including by claiming that the equity interest of our VIEs held by such shareholder is part of their marital or community property, we cannot assure you that these undertakings will be complied with or effectively enforced. In the event that any of them is breached or becomes unenforceable and leads to legal proceedings, it could disrupt our business, distract our management’s attention and subject us to substantial uncertainties as to the outcome of any such legal proceedings. Similarly, if any of the equity interests of our VIEs are inherited by a third party on whom the current contractual arrangements are not binding, we could lose our control over our VIEs or have to maintain such control at unpredictable cost, which could cause significant disruption to our business operations and harm our financial condition and results of operations.

Our contractual arrangements are governed by PRC law. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures.

The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIEs, and our ability to conduct our business may be negatively affected.

The shareholders of our VIEs may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of our VIEs may have actual or potential conflicts of interest with us. These shareholders may refuse to sign or breach, or cause our VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIEs, which would have a material and adverse effect on our ability to effectively control our VIEs and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with our VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the VIE contractual arrangements were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust income of our VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIEs for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on our VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIEs’ tax liabilities increase or if it is required to pay late payment fees and other penalties.

We may lose the ability to use, or otherwise benefit from, the licenses, approvals and assets held by our VIEs, which could severely disrupt our business, render us unable to conduct some or all of our business operations and constrain our growth.

As part of our contractual arrangements with our VIEs, our VIEs hold certain assets, licenses and permits that are material to our business operations, such as the ICP License and Veterinary Drug Distribution License. The contractual arrangements contain terms that specifically obligate VIEs’ shareholders to ensure the valid existence of the VIEs and restrict the disposal of material assets of the VIEs. However, in the event the VIEs’ shareholders breach the terms of these contractual arrangements and voluntarily liquidate our VIEs, or our VIEs declare bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by the VIEs, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, if any of our VIEs undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of the assets of such VIE, thereby hindering our ability to operate our business as well as constrain our growth.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continue to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. While the Chinese economy has experienced significant growth over past decades, growth has slowed down in recent years and has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

Our business, financial condition and results of operations depend on the level of consumer confidence and spending in China and may be adversely affected by the downturn in the global or Chinese economy.

Our business, financial condition and results of operations are sensitive to changes in overall economic conditions that affect consumer spending in China. The retail industry, including the online retail sector, is highly sensitive to general economic changes. Online purchases tend to decline significantly during recessionary periods. Many factors outside of our control, including inflation and deflation, interest rates, volatility of equity and debt securities markets, taxation rates, employment and other government policies can adversely affect consumer confidence and spending. While the economy in China has grown significantly over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing. The online retail industry is particularly sensitive to economic downturns, and the macroeconomic environment in China may affect our business and prospects. A prolonged slowdown in the global or Chinese economy may lead to a reduced level of online purchasing activities, which could materially and adversely affect our business, financial condition, and results of operations.

In addition, the domestic and international political environments, including military conflicts and political turmoil or social instability, may also adversely affect consumer confidence and reduce spending, which could in turn materially and adversely affect our business, financial condition, and results of operations.

Uncertainties with respect to the PRC legal system could adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. The PRC legal system is evolving rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and most are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including for services of any debt we may incur. The ability of our PRC subsidiaries to pay dividends and other distributions on equity, in turn, depends on the payment they receive from our VIEs as service fees pursuant to certain contractual arrangements among our PRC subsidiaries, our VIEs and our VIEs’ shareholders entered into to comply with certain restrictions under PRC law on foreign investment. For more information about such contractual arrangements, see “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with Our VIEs and Our VIEs’ Respective Shareholders.”

Our PRC subsidiaries’ ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries, our VIEs and their subsidiaries are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

To address the persistent capital outflow and the Renminbi’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the Circular on Promoting the Reform of Foreign Exchange Management and Improving Authenticity and Compliance Review, or the SAFE Circular 3, issued on January 26, 2017, provides that the banks shall, when dealing with dividend remittance transactions from domestic enterprise to its offshore shareholders of more than US$50,000, review the relevant board resolutions, original tax filing form and audited financial statements of such domestic enterprise based on the principal of genuine transaction. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are tax resident.

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under the PRC law, legal documents for corporate transactions, including agreements and contracts are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with relevant PRC industry and commerce authorities.

In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit the application which will then be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or VIEs. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation subsided and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. While appreciating approximately by 7% against the U.S. dollar in 2017, the Renminbi in 2018 depreciated approximately by 5% against the U.S. dollar. In August 2019, Renminbi once plunged to the weakest level against the U.S. dollar in more than a decade, which raised fears of further escalation in the Sino-US trade friction as the United States labeled China as a currency manipulator after such sharp depreciation. Since October 1, 2016, the Renminbi has joined the International Monetary Fund’s basket of currencies that make up the Special Drawing Right, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

A majority of our revenue is denominated in Renminbi. Vast majority of our costs are denominated in Renminbi and a portion of them are denominated in U.S. dollars and Hong Kong dollars as we import certain products from overseas. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable on, the ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any material hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and VIEs to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

In light of the flood of capital outflows of China in 2016 due to the weakening Renminbi, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. See “Regulation—Regulations on Foreign Exchange” and “Regulation—Regulations on Outbound Direct Investment”.

We have notified all PRC entities who directly or indirectly hold shares in our Cayman Islands holding company to complete the overseas direct investment registrations and filings. However, we may not be informed of the identities of all the PRC entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with overseas direct investment registration or filing requirements as required by SAFE, NDRC and MOC regulations. As a result, we cannot assure you that all of our shareholders or beneficial owners which are PRC entities have complied with, and will in the future make, obtain or update any applicable overseas direct investment registrations or approvals. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities, and our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be further restricted in our ability to contribute additional capital to our PRC subsidiaries. The PRC government may at its discretion further restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs. In addition, our shareholders may be required to suspend or stop the investment and complete the registration within a specified time, and may be warned or prosecuted for criminal liability if a crime is constituted. Moreover, failure to comply with the SAFE registration could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council in 2008, are triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the NPC which became effective in 2008, and the State Administration for Market Regulation released the Draft Revision of the Anti-Monopoly Law for Public Consultation in 2020, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by MOFCOM before they can be completed. In addition, PRC national security review rules which became effective in September 2011 require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries and to make loans to our VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries, consolidated affiliated entities and their subsidiaries. We may make loans to our PRC subsidiaries, consolidated affiliated entities and their subsidiaries, or we may make additional capital contributions to our PRC subsidiaries, or we may establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or we may acquire offshore entities with business operations in China in an offshore transaction.

Most of these ways are subject to PRC regulations and approvals. For example, loans by us to our wholly owned PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. If we decide to finance our wholly owned PRC subsidiaries by means of capital contributions, these capital contributions are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System and registration with other governmental authorities in China. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to our consolidated affiliated entities, which are PRC domestic company. Further, we are not likely to finance the activities of our consolidated affiliated entities by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in value-added telecommunication services and certain other businesses.

SAFE promulgated Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for the issuance of Renminbi entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that Renminbi capital converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue Renminbi entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our initial public offering, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China.

On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. However, since the SAFE Circular 28 is newly promulgated, it is unclear how SAFE and competent banks will carry this out in practice.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received from our initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

SAFE promulgated the Circular on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or SAFE Circular 37, in July 2014. SAFE Circular 37 requires PRC residents or entities to register with SAFE or its local branches in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing with such PRC residents or entities’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. According to the Circular of Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment released in February 2015 by SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 2015. See “Regulation—Regulations on Foreign Exchange” and “Regulation—Regulations on Offshore Special Purpose Companies Held by PRC Residents.”

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE, NDRC or MOC branches, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. In addition, our shareholders may be required to suspend or stop the investment and complete the registration within a specified time, and may be warned or prosecuted for criminal liability if a crime is constituted. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We have notified all PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents to complete the foreign exchange registrations. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options have become subject to these regulations when our company became an overseas-listed company. Failure to complete the SAFE registrations may subject them to fines and legal sanctions, there may be additional restrictions on the ability of them to exercise their stock options or remit proceeds gained from sale of their stock into the PRC. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Regulation—Regulations on Stock Incentive Plans.”

If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or SAT, issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe our company is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company is a PRC resident enterprise for enterprise income tax purposes, we will be subject to PRC enterprise income on our worldwide income at the rate of 25%. Furthermore, we will be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares, if such gain is treated as derived from a PRC source. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would, in practice, be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the U.S. Public Company Accounting Oversight Board, or the PCAOB, is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “ over-the-counter” earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of independent registered public accounting firm’s in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

Additional remedial measures could be imposed on certain PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings instituted by the SEC, as a result of which our financial statements may be determined to not be in compliance with the requirements of the Exchange Act, if at all.

In December 2012, the SEC brought administrative proceedings against the PRC-based affiliates of the Big Four accounting firms, including our independent registered public accounting firm, alleging that they had violated U.S. securities laws by failing to provide audit work papers and other documents related to certain other PRC-based companies under investigation by the SEC. On January 22, 2014, an initial administrative law decision was issued, censuring and suspending these accounting firms from practicing before the SEC for a period of six months. The decision was neither final nor legally effective until reviewed and approved by the SEC, and on February 12, 2014, the PRC-based accounting firms appealed to the SEC against this decision. In February 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to such firms’ audit documents via the CSRC. If these accounting firms failed to meet the specified criteria during a period of four years starting from the settlement date, or if there was a failure in the process between the SEC and the CSRC, the SEC retained authority to impose a variety of additional remedial measures on the accounting firms depending on the nature of the failure. Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice at the end of four years starting from the settlement date, which was February 6, 2019. While we cannot predict if the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to our delisting from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined not to be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Changes in U.S. and international policies, particularly with regard to China, may adversely impact our business and operating results.

The U.S. government has recently made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies, including imposing several rounds of tariffs affecting certain products manufactured in China. In March 2018, U.S. President Donald J. Trump announced the imposition of tariffs on steel and aluminum entering the United States and in June 2018 announced further tariffs targeting goods imported from China. Recently both China and the U.S. have each imposed tariffs indicating the potential for further trade barriers. It is unknown whether and to what extent new tariffs (or other new laws or regulations) will be adopted, or the effect that any such actions would have on us or our industry. Any unfavorable government policies on international trade, such as capital controls or tariffs, may affect our business, financial condition and results of operations. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition and results of operations.

In addition to the proposed U.S. legislation and policies relating to Chinese companies’ compliance with applicable U.S. securities laws, our business and prospect may also be negatively affected by other changes in governmental policies including sanctions and export controls administered by U.S. government authorities, including those imposed as a result of a material deterioration of the political or economic relations between China and the United States and other geopolitical challenges. There is no assurance that the governmental authorities in the United States will not take any such actions against us or affiliates in the event the tensions between China and the United States escalate, which could result in a material and adverse impact on our business and prospect.

Risks Related to the ADSs

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

•	actual or anticipated fluctuations in our results of operations, e.g. net revenues, earnings and cash flows;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	announcements of significant technical innovations, new investments, acquisitions, strategic partnerships, joint ventures, results of operations or capital commitments by us or our competitors;

•	announcements of new offerings, solutions and expansions by us or our competitors;

•

failure of securities analysts to initiate or maintain coverage of our company, changes in financial estimates or ratings by any securities analysts who follow our company or our failure to meet these estimates or the expectations of investors;

•	detrimental adverse publicity about us, our services or our industry;

•	announcements of new regulations, rules or policies relevant to our business;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•	potential litigation or regulatory investigations; and

•	other events or factors, including those resulting from war, epidemics, incidents of terrorism or responses to these events.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Under our proposed dual-class share structure with different voting rights, holders of Class B ordinary shares will have complete control of the outcome of matters put to a vote of shareholders, which will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial. Future issuances or conversion of our Class B ordinary shares could result in dilution to existing holders of our Class A ordinary shares.

We have adopted a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares, which became effective immediately prior to the completion of our initial public offering. In respect of matters requiring the votes of shareholders, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any person who is not a Founder or an affiliate of a Founder, or upon a change of ultimate beneficial ownership of any Class B ordinary share to a person who is not a Founder or an affiliate of a Founder, each of such Class B ordinary shares will be automatically and immediately converted into one Class A ordinary share. There is no limit on the circumstances where holders of Class B ordinary shares may transfer or otherwise dispose of their Class B ordinary shares.

Our Founders beneficially own all of our issued Class B ordinary shares, and they in the aggregate hold approximately 19.2% of our total issued and outstanding share capital and 82.6% of the aggregate voting power of our total issued and outstanding share capital.

As a result of this dual-class share structure, the holders of our Class B ordinary shares will have complete control over the outcome of matters put to a vote of shareholders and have significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. The holders of Class B ordinary shares control the outcome of a shareholder vote (i) with respect to matters requiring an ordinary resolution which requires the affirmative vote of a simple majority of shareholder votes, to the extent that the Class B ordinary shares represent at least 4.8% of our total issued and outstanding share capital; and (ii) with respect to matters requiring a special resolution which requires the affirmative vote of no ess than two-thirds of shareholder votes, to the extent that the Class B ordinary shares represent at least 9.1% of our total issued and outstanding share capital. The holders of Class B ordinary shares may take actions that are not in the best interest of us or our other shareholders or holders of the ADSs. It may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Future issuances of our Class B ordinary shares, which can be approved by our board of directors, could result in dilution to existing holders of our Class A ordinary shares. Such issuances, or the perception that such issuances may occur, could depress the market price of our ADSs. We may issue additional equity securities from time to time, including Class B ordinary shares. As a result, holders of ADSs bear the risk that future issuances of equity securities may reduce the value of their ADSs and dilute their ownership interests. In addition, any conversion of any Class B ordinary shares into Class A ordinary shares, at the option of any holder of Class B ordinary shares, would dilute holders of Class A ordinary shares in terms of voting power and beneficial ownership and as a result, the market price of our ADSs could be adversely affected. Furthermore, the conversion of Class B ordinary shares to Class A ordinary shares, while increasing the absolute voting power of holders of our Class A ordinary shares, may have the effect of increasing the relative voting power of the holders of Class B ordinary shares who retain their shares in the long term. As a result, the relative voting power of holders of Class A ordinary shares may remain limited for a significant period of time.

The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.

S&P Dow Jones and FTSE Russell have recently announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our ADSs.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business, our market and our competitors. We do not have any control over these analysts. If one or more analysts who cover us downgrade the ADSs or change their opinion on the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for the ADSs to decline.

The sale or availability for sale of substantial amounts of ADSs could adversely affect their market price.

Sales of substantial amounts of ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

Techniques employed by short sellers may drive down the market price of the ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in the ADSs could be greatly reduced or even rendered worthless.

Because we do not pay dividends in the foreseeable future, you must rely on a price appreciation of the ADSs for a return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.

Our Board of Directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may pay a dividend out of either profit or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our Board of Directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our Board of Directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in the ADSs.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) (the “Companies Act”) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by shareholders) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association that became effective immediately prior to completion of our initial public offering to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. If we choose to follow home country practice, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management or members of the board of directors than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, all of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.” However, the deposit agreement gives you the right to submit claims against us to binding arbitration, and arbitration awards may be enforceable against us and our assets in China even when court judgments are not.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial for any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary were to oppose a jury trial based on this waiver, the court would have to determine whether the waiver was enforceable based on the facts and circumstances of the case in accordance with applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, or by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this would be the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs, including purchasers of ADSs in secondary market transactions, bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of increasing the cost of bringing a claim and limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against either or both of us and the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including outcomes that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or the ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the Class A ordinary shares underlying your ADSs.

As an exempted company incorporated in the Cayman Islands, we may, but are not obliged by the Companies Act to call shareholders’ annual general meetings. Our Post-IPO MAA provide that we may (but are not obliged to) each year hold a general meeting as our annual general meeting. As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the Class A ordinary shares underlying your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as holder of the Class A ordinary shares underlying your ADSs. Upon receipt of your voting instructions, the depositary may try to vote the Class A ordinary shares underlying your ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with those instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise any right to vote with respect to the underlying Class A ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to enable you to withdraw the shares underlying your ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our Post-IPO MAA that became effective immediately prior to completion of our initial public offering, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will notify you of the upcoming vote and to deliver our voting materials to you, if we ask it to. We cannot assure you that you will receive the voting material in time to ensure you can direct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying your ADSs are voted and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

You may experience dilution of your holdings due to the inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. However, we cannot make such rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of the ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on the transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems it expedient in connection with the performance of its duties. The depositary may close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our register of members or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.

As an exempted company incorporated in the Cayman Islands and listed on the NYSE, we are subject to corporate governance listing standards of the NYSE. However, the NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. We currently intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the NYSE that listed companies must (i) have a majority of independent directors, (ii) have a minimum of three members at its audit committee, (iii) have a nominating committee composed entirely of independent directors, and (iv) have a compensation committee composed entirely of independent directors. To the extent that we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for the current or any future taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or our Class A ordinary shares.

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is generally a passive asset for these purposes. Goodwill (the value of which may be determined by reference to the excess of the sum of the corporation’s market capitalization and liabilities over the value of its assets) is generally characterized as an active asset to the extent it is associated with business activities that produce active income.

Based on the manner in which we conduct our business, the composition of our income and assets, and the value of our assets (including goodwill), we do not believe that we were a PFIC for our taxable year ended on March 31, 2021. However, our PFIC status for any taxable year is an annual determination that can be made only after the end of that year. Our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of the ADSs, which could be volatile). We hold a substantial amount of cash and therefore may become a PFIC if our market capitalization declines significantly. Moreover, it is not entirely clear how the contractual arrangements between us, our VIEs and their nominal shareholders will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIEs are not treated as owned by us for these purposes. In addition, the extent to which our goodwill should be characterized as an active asset is not entirely clear. Accordingly, there can be no assurance that we will not be a PFIC for our current or any future taxable year. If we were a PFIC for any taxable year during which a U.S. taxpayer held ADSs or Class A ordinary shares, the U.S. taxpayer generally would be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and “excess distributions” and additional reporting requirements. See “Item 10.E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Corporate History

We commenced operations in 2008 with the establishment of Guangcheng Technology in December 2007. In November 2012, Shanghai Guangcheng was established in the PRC. In November 2012 and March 2013, Guangcheng Technology and Shanghai Guangcheng entered into an asset transfer agreement and a supplemental agreement thereto, respectively, pursuant to which Guangcheng Technology transferred all of its business operations and assets to Shanghai Guangcheng.

We incorporated Boqii Holding Limited under the laws of the Cayman Islands as our offshore holding company in June 2012 to facilitate offshore financing and our initial public offering. In July 2012 and August 2016, Boqii Corporation and Boqii International, two of our wholly-owned subsidiaries, were incorporated in Hong Kong. In October 2019, Yoken International, our wholly-owned subsidiary, was incorporated in Hong Kong, respectively. In November 2019, we incorporated Yoken Holding as a wholly-owned subsidiary under the laws of the Cayman Islands, and in December 2019, we transferred all of our shares in Yoken International to Yoken Holding.

In November 2012, Shanghai Xincheng, our wholly owned subsidiary, was established in the PRC. In the same year, due to the restrictions imposed by PRC laws and regulations on foreign ownership of companies engaged in value-added telecommunication services, Shanghai Xincheng entered into a series of contractual arrangements, as supplemented and amended, with Shanghai Guangcheng and then shareholders of Shanghai Guangcheng, by which Shanghai Xincheng may exert control over Shanghai Guangcheng and consolidate Shanghai Guangcheng’s financial statements under U.S. GAAP. In August 2020, Shanghai Xincheng re-entered into another series of similar contractual arrangements, as supplemented and amended, with Shanghai Guangcheng and then shareholders of Shanghai Guangcheng, which substitute for or supplement the above contractual arrangements entered into in 2019. For details, please refer to “—4.C. Organizational Structure—Contractual Arrangements with Our VIEs and Our VIEs’ Respective Shareholders.” As of the date of this annual report, share pledge registration of the shareholders of Shanghai Guangcheng have been completed.

In August 2013, Nanjing Xingmu was established in the PRC. In August 2019, Xingmu Group was established, which in turn established a wholly-owned subsidiary, Xingmu Holding. Afterwards, Xingmu Holding established a wholly-owned subsidiary, Xingmu International. Xingmu International then established Xingmu HK, which in turn established Xingmu WFOE. In November 2019, Xingmu Holding transferred 49% of its shares of Xingmu International to Xingmu Group, and Boqii Holding Limited acquired the rest 51% of the equity interests in Xingmu International from Xingmu Holding. In September 2019, Xingmu WFOE entered into a series of contractual arrangements, as supplemented and amended, with Nanjing Xingmu and then shareholders of Nanjing Xingmu, by which Xingmu WFOE may exert control over Nanjing Xingmu and consolidate Nanjing Xingmu’s financial statements under U.S. GAAP. For details, please refer to “—4.C. Organizational Structure—Contractual Arrangements with Our VIEs and Our VIEs’ Respective Shareholders.”

In February 2013, Shanghai Yiqin, was established in the PRC. In February 2020, Yoken International established Yoken WFOE, in the PRC. Shanghai Yiqin has completed its restructuring. We hold 1,862,142 ordinary shares and 2,887,858 series A ordinary shares, representing 83.6% of equity interest in Yoken Holding on a fully diluted and converted basis, and Shanghai Yiqin is a wholly-owned subsidiary of Yoken WFOE. As of the date of this annual report, the Yiqin Restructuring has been completed at the offshore level and PRC level.

As such, we refer to each of Shanghai Xincheng, Xingmu WFOE and Yoken WFOE as our wholly foreign owned entity, or WFOE, and to each of Shanghai Guangcheng and Nanjing Xingmu as our variable interest entity, or VIE, in this annual report.

We are a holding company and do not directly own any substantive business operations in the PRC. We currently focus our business operations within the PRC primarily through our VIEs, Shanghai Guangcheng, Nanjing Xingmu and Shanghai Yiqin. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure—We may lose the ability to use, or otherwise benefit from, the licenses, approvals and assets held by our VIEs, which could severely disrupt our business, render us unable to conduct some or all of our business operations and constrain our growth.”

Corporate Information

Our principal executive offices are located at Building 9, No. 388, Shengrong Road, Pudong New District, Shanghai 201210, People’s Republic of China. Our telephone number at this address is +86-21-68826799. Our registered office in the Cayman Islands is located at the offices of Vistra (Cayman) Limited, P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor New York, NY 10168. Investors should contact us for any inquiries through the address and telephone number of our principal executive office. Our principal website is www.boqii.com. The information contained on our website is not a part of this annual report.

The SEC maintains an internet site at www.sec.gov that contains reports, information statements, and other information regarding issuers that file electronically with the SEC.

4.B. Business Overview

Our Vision

Our vision is to connect people and pets.

Our Mission

Boqii was founded for the love of pets. With this belief, we are inspired to empower the pet ecosystem and instill love and trust into pet parenting.

Boqii at a Glance

Boqii was the largest pet-focused platform in China, in terms of revenue in 2019 and number of customers as of December 31, 2019, according to Frost & Sullivan. We offer a truly one-stop destination that pet parents in China may go to get everything they need for their pets and share their passion for pet parenting. They come to Boqii to discover the best pet products for their pets, share their most memorable pet raising stories, and find ways to make their pets healthier and happier. With our purpose-built platform, we are reshaping how pet parents in China engage with their pets—by educating and inspiring them to become better pet parents, helping them find what their pets need, and bringing them a unique shopping experience. We believe you will love Boqii if you love pets. With online sales platforms at its core, we extend our reach offline to connect and empower other participants in the pet value chain, including brand partners, manufacturers of pet products, physical pet stores and pet hospitals, and pet-related content providers.

We operated the largest pet-focused online retail business in China’s pet market in terms of GMV in 2019, according to Frost & Sullivan. We seamlessly connected 547 brand partners with pet parents in China since our inception and up to March 31, 2021. We are redefining e-commerce for pet parents by providing an accessible, personalized and enjoyable shopping experience based on a deep understanding of our users and customers and their pets by leveraging extensive user interactions and transactional behaviors we have observed over the years. We create and continue to develop our private brands, Yoken and Mocare, with compelling quality and prices. Users and customers come to shop on Boqii because we offer them a high-quality, high-touch experience with access to 19,948 SKUs as of March 31, 2021. Since our inception, we had delivered more than 49.6 million online orders to our users and customers as of March 31, 2021.

We had China’s largest pet-focused online community in China’s pet market in 2019, according to Frost & Sullivan. As of March 31, 2021, we had approximately 25.8 million registered users and approximately 4.1 million average MAUs for the fiscal year ended March 31, 2021. We deeply understand and care about our users and customers and their pets. We engage with our users and customers through shopping, content, social media, and offline events, spurring interactions in a way that traditional retailers do not. On top of extensive interactions and transactional behaviors we have observed, we have developed a profound understanding of who our users and customers are, what they are keen to buy for their pets, how they communicate with other pet parents, and what content they resonate with. Our rich content not only guides users and customers along their shopping journey, but also becomes a trusted source for discovery and inspiration for all pet lovers.

We generate revenues primarily from transactions completed on our online sales platforms and by supplying products to physical pet stores we cooperate with. For the fiscal years ended March 31, 2019, 2020 and 2021, net revenues generated from the sale of products were RMB798.0 million, RMB767.5 million and RMB1,003.2 million (US$153.1 million), respectively, accounting for 99.3%, 99.6% and 99.2% of the total net revenues for the corresponding periods, respectively. Our total net revenues were RMB803.8 million, RMB770.2 million and RMB1,011.0 million (US$154.3 million) for the fiscal years ended March 31, 2019, 2020 and 2021, respectively. Our total net revenues increased by 31.3% from RMB770.2 million for the fiscal year ended March 31, 2020 to RMB1,011.0 million (US$154.3 million) for the fiscal year ended March 31, 2021. We recorded net loss of RMB231.5 million, RMB175.9 million and RMB193.2 million (US$29.5 million) for the fiscal years ended March 31, 2019, 2020 and 2021, respectively.

Our Business Model

Focusing on the needs of pet parents and their pets, we have established the largest pet ecosystem in China, in terms of revenue in 2019 and number of customers as of December 31, 2019, according to Frost & Sullivan. Through Boqii, we offer a truly one-stop destination that pet parents in China may go to for everything they need for their pets, from pet products and services to pet knowledge and parenting advice. Our online sales platforms, comprised of Boqii Mall and our flagship stores on third-party e-commerce platforms, provides customers with convenient access to a wide selection of high-quality pet products and an engaging and personalized shopping experience. Our informative and interactive content platform, Boqii Community, allows users to share their pet parenting experience and discover new products and ways to make their pets healthier and happier. We had cooperated with over 15,000 physical pet stores and pet hospitals as of March 31, 2021 and further extends product and our service offerings to connect with users and customers in their neighborhoods. The diagram below illustrates key participants around our pet ecosystem and our integrated service offerings.

We were the largest pet-focused online community in China’s pet market in 2019, according to Frost & Sullivan. As of March 31, 2021, we had approximately 25.8 million registered users and approximately 4.1 million average MAUs for the fiscal year ended March 31, 2021. We take pride in building a vibrant online community where we lead our users through a content and product discovery journey, developing a user-centric content-driven “discover and buy” model.

Our Users

Our dynamic and growing user base consists of pet lovers, pet parents, and KOLs. Our users come from towns and cities all over China, but are primarily concentrated in economically developed provinces and cities. Based on information voluntarily provided by our users, we believe that a majority of our users own pets, mostly cats and dogs. We have acquired our users mainly through third-party e-commerce platforms, social media marketing, word-of-mouth referral and physical pet stores. Our users primarily access our pet-focused platform through our online sales platforms.

Mobile App

When users and customers open our mobile app, they will immediately see the homepage of our vibrant user community with featured pet-related content, and may switch to our self-operated online sales platform, Boqii Mall, and offline pet services homepage with the navigation bar on the bottom. Users and customers can directly browse and search for contents by topics, products by brand and category, and services by location on the respective homepages.

Weixin/WeChat Mini-programs

Mini-program is an innovative platform built into Weixin/WeChat, facilitating discovery and consumption of services and products. Our mini-programs on Weixin/WeChat include Boqii Flagship Store, Mini Boqii Mall, Boqii Group Buy and Mengchong Haowuguan, and they feature similar interfaces and functions as our mobile app. Users and customers can also access our mini-programs through Weixin/WeChat. These mini-programs serve as additional access points to our pet-focused platform and complement our full-function native mobile app.

Monetization Channels

Through diverse product selections, informative content offerings and fun social interactive features, we have engaged a dynamic and growing user base and developed various models of monetization.

•

Self-operated online sales platform. Our self-operated online sales platform can be accessed by users through Boqii Mall, our mobile app and Weixin/WeChat mini-programs. We sell both branded products and private label products through our online sales platforms. We acquire branded products from our branded partners and private label products from our manufacturing partners before we sell them to our customers. We typically recognize the sales income as our revenue and product procurement costs as our cost of revenue.

•

Flagship stores on third-party e-commerce platforms. We also sell branded products and private label products on our flagship stores on third-party e-commerce platforms, including Tmall, JD.com and Pinduoduo. We typically pay annual fees to these third-party platforms and account for such annual fees as sales and marketing expenses.

•	Offline distribution network. We supply branded products and private label products, mostly in bulk, to physical pet stores and pet hospitals at discounted prices.

•

Membership programs. To cultivate customer stickiness, we offer prepaid membership to users of Boqii Mall. Our prepaid membership card, Magic Black Card, requires a deposit of at least RMB500, which can be used for future purchases on Boqii Mall. We do not recognize the deposit payment as revenue, and instead we recognize revenue only upon successful sales to our customers.

•

Online marketing and information services. We provide online marketing and information services to pet product brand owners, including helping them place advertisements on our online platforms and third-party platforms and organize marketing campaigns to promote their products and brands. We recognize revenue for provision of online marketing and information services over the service period pursuant to our service contracts with the brand owners. For the fiscal years ended March 31, 2019, 2020 and 2021, we generated a revenue of RMB5.8 million, RMB2.7 million and RMB7.8 million (US$1.2 million) from provision of online marketing and information services.

•

Content offerings. We provide users with informative, fun and interactive content. While our content offerings are free of charge, they provide us with multitude of monetization opportunities. We engage KOLs to recommend products to our users, and integrate our curated content with relevant products to guide users along their shopping journey. Specifically, we place links to products on Boqii Mall within content to capture purchase impulse and meet user demands, delivering a seamless user experience.

•

SaaS solution. We have introduced our proprietary SaaS solution, which provides inventory management, membership management, price information and other services, to offline stores. We currently provide the SaaS solution to pet stores for free. Our free SaaS solution serves as our initial contact with physical pet stores and we expect that it will open up more business opportunities with these stores.

Our Online Sales Platforms

According to Frost & Sullivan, we operated the largest pet-focused online retail business in China in terms of GMV in 2019. We seamlessly connected 547 brand partners with pet parents in China since our inception and up to March 31, 2021. We offer branded products and private label products primarily through our self-operated online sales platform, Boqii Mall, as well as major third-party e-commerce platforms, such as Tmall, JD.com and Pinduoduo.

The following tables set forth a breakdown of our GMV by product types and by sales channels during the specified periods.

	For the fiscal year ended March 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in million, except for percentage)
GMV generated from sales of branded products	995.2	70.3	1,191.0	76.4	2,074.4	316.6	85.2
GMV generated from sales of our private label products	419.8	29.7	367.0	23.6	360.8	55.1	14.8

Total	1,415.0	100.0	1,558.0	100.0	2,435.2	371.7	100.0

	For the fiscal year ended March 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in million, except for percentage)
GMV generated from sales on Boqii Mall	388.1	27.4	552.3	35.4	1,048.5	160.0	43.1
GMV generated from our sales on third-party e-commerce platforms	1,026.9	72.6	1,005.7	64.6	1,386.7	211.7	56.9

Total	1,415.0	100.0	1,558.0	100.0	2,435.2	371.7	100.0

The following tables set forth a breakdown of our net revenues by product types and by sales channels during the specified periods.

	For the fiscal year ended March 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages) (unaudited)
Net revenues generated from sales of branded products	591,198	74.1	620,391	80.8	851,915	130,031	84.9
Net revenues generated from sales of our private label products	206,797	25.9	147,105	19.2	151,262	23,087	15.1

Total	797,995	100.0	767,496	100.0	1,003,197	153,118	100.0

	For the fiscal year ended March 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages) (unaudited)
Net revenues generated from sales on Boqii Mall	227,916	28.6	239,879	31.3	385,627	58,858	38.4
Net revenues generated from our sales on third-party e-commerce platforms	570,079	71.4	527,617	68.7	617,570	94,260	61.6

Total	797,995	100.0	767,496	100.0	1,003,197	153,118	100.0

Our Pet Product Offerings

We offer our customers, which include both pet parents and small and medium pet businesses, a diverse selection of high-quality pet products at competitive prices, including food, treats, shampoos, cages, toys, apparel, OTC veterinary drugs and many more. As of March 31, 2021, we offered 19,948 SKUs from approximately 605 brands, including 67 international brands. We are committed to offering a comprehensive and relevant selection of product inventory so that pet parents can get everything they need for their pets at one destination.

Branded products

Since our inception and up to March 31, 2021, we cooperated with 547 brand partners, such as Royal Canin and Pedigree. Our brand partners together contributed 16,639 SKUs to our online sales platforms, accounting for approximately 83.4% of our total SKUs on March 31, 2021. In addition to branded pet food and other daily supplies, we cooperate with certain brand partners to offer OTC veterinary drugs, such as dermatology drugs and worm medications. We have designated a team with backgrounds in veterinary pharmacy to oversee the procurement of OTC veterinary drugs on our online sales platforms.

We select our brand partners based on their brand reputation, product quality, manufacturing capability and prices. Before engaging a brand partner, we inspect its business licenses, permits and trademarks, perform background checks, sample products, and in certain cases conduct on-site visits.

We normally enter into one-year non-exclusive framework agreements with our brand partners or, in most cases of foreign brand partners, their agents and renew them annually if we are satisfied with their performance. The key terms of our supply contracts are as follows.

•	Delivery and acceptance. Our brand partners are responsible for delivering products to our warehouses, and the products delivered shall conform, in form and substance, to the samples we have accepted.

•

Quality. The products shall satisfy all applicable quality requirements under relevant laws and regulations, industry standards and our quality standards specified in the agreements. We may reject or return any substandard products.

•	Purchase commitment. A few brand partners specify minimum purchase requirements in our supply agreements.

Private label products

Complementary to our extensive selection of branded products, we also offer high-quality private label products at compelling prices. Leveraging our wealth of expertise in the pet industry and deep understanding of customer needs, we have developed our private label brands, Yoken and Mocare in 2015 and 2018, respectively. We achieved significant growth in the sales of private label products. On March 31, 2021, approximately 3,309 SKUs of private label products were offered, accounting for approximately 16.6% of our total SKUs. Moreover, as we introduce our high-quality competitively priced private label products to physical pet stores and pet hospitals, we are able to develop close relationship with them that provides for additional business opportunities.

For the fiscal year ended March 31, 2021, we had approximately 1,780 SKUs under our Yoken brand. We operate two business lines under our Yoken brand, Yiqin and Youbeizi. We mainly offer competitively priced cat litter, liners, bath products, dog food, cat food, canned food, pet clothes and pet toys under Yiqin, and value-for-money pet food under Youbeizi. Yoken was once awarded 2020 Annual Horse Brand, 2020 Consumers’ Favorite Cat Litter Brand and 2021 Annual Cat Litter at the Tmall Golden Cosmetics Festival.

Our Mocare brand had approximately 71 SKUs for the fiscal year ended March 31, 2021. Mocare focuses on premium freeze-dry cat and dog food, which is made from cooked fresh foods with nearly all of the water content removed through a special process. Freeze-dry cat and dog food is known to preserves more nutritional content compared to conventional dry food, has longer shelf life than wet food, and allows for more convenient transportation and storage than frozen food. Mocare was awarded Annual Top 10 Dark Horse Brand by Shenzhen International Pet Product Fair in 2019.

We adopt a “customer-to-manufacturer” model in developing our private label products. We identify customer needs by analyzing the massive trove of customer and transactional behaviors we have observed, evaluating the feasibility and profitability of developing the products that satisfy such needs and engaging manufacturing partners to bring the products to market. For example, in early 2019, we identified rapidly growing demands for freeze-dried pet food and developed a series of such products catering to customer needs. Our freeze-dried pet food received wide recognition and achieved significant popularity in the pet product market.

We have implemented strict quality control procedures on our private label products. Manufacturing factories for our private labels conduct pre-delivery inspection for each batch of products. In the case of newly developed products, our own personnel will conduct on-site inspections at manufacturing factories to ensure the compliance with our stringent quality standards. Meanwhile, we will conduct spot checks when each batch of products are delivered to our own warehouses. Irregular inspections will also be made on site to our cooperated manufacturing factories and products, and we have right to demand manufacturers to rectify, impose fine thereon or request refund or exchange of products if they fail any of such inspections.

We carefully select manufacturers based on their ability to ensure timely delivery of quality products at competitive prices. Before engaging a manufacturer, we examine its business licenses, permits and operating history, sample products and evaluate its quality control effectiveness, assess its production capacity and conduct on-site visits. Our manufacturing agreement generally sets out a price cap for each product category will be set out in the agreement. We normally make a lump-sum payment within an agreed timeframe following our acceptance of the products. Starting in 2018, we have partnered with Shuangan, a leading pet food manufacturer in China, to carry out the production of a majority of our private label food and treats product line at its two plants. To strengthen our relationship with Shuangan, we made a 7.2% equity investment in this manufacturer in 2017. We outsource the manufacturing of the rest of our private label products to various other high-quality manufacturers in China.

Boqii Mall

Boqii Mall, our self-operated online sales platform, has transformed shopping for pet products from a traditional search-based experience to a personalized discovery journey. Users and customers can easily navigate Boqii Mall through our mobile app, website or Weixin/Wechat mini-programs.

Our users and customers may browse through our extensive catalog of pet products by pet species and age, and product type, flavor and brand. For example, users and customers may choose specialty dog food for 15 dog breeds, such as golden retrievers, Labradors, poodles and huskies, and specialty cat food for cat breeds of all ages. Such detailed search categories allow users and customers to quickly identify the most suitable product for their pets.

When registering on our mobile app, pet parents may create their pet profiles, entering the names, species, age and sex of their pets. Pet profiles help us better understand the needs of pet parents and connect them with the right product at the right time throughout their pets’ lives. As we personalize pet parents’ shopping experience, we are able to further enhance customer loyalty.

Through our automated recommendation algorithm, we study and analyze customers’ browsing and purchase history and their pet profiles to identify their needs and preferences and recommend products of interest to them. Furthermore, we integrate our content offerings on our online community with the most relevant products and make customized recommendation, which create a unique and engaging experience for our users and customers. See “—Our Content Platform.” We have been constantly improving our algorithms to more precisely target customers with smart recommendations.

We engage various third-parties to provide payment and delivery services for our customers on Boqii Mall. We require our customers to make full payment before we ship out their orders. We collaborate with YeePay, WeChat Pay, Alipay and Union Pay to offer convenient and secure payment options. We have engaged STO Express, Yuantong and Yunda to provide fast and reliable delivery services to our customers. See “—Supply Chain Management—Logistics and delivery”.

Flagship Stores on Third-party E-commerce Platforms

We operate flagship stores on major third-party e-commerce platforms, including Tmall, JD.com and Pinduoduo. These third-party e-commerce platforms expand our customer reach and serve as our initial contact with customers, especially first-time pet parents who have yet to develop brand loyalty. For the fiscal years ended March 31, 2019, 2020 and 2021, we generated revenue of RMB570.1 million, RMB527.6 million and RMB617.6 million (US$94.3 million) from sales on our flagship stores on third-party e-commerce platforms.

According to our arrangement with third-party e-commerce platforms, in most cases, we are responsible for product selection and display, product delivery, warehousing and customer support services, while e-commerce platforms provide online marketing and information services, payment processing services and customer relationship management system. We typically pay annual fees for basic store operations on third-party e-commerce platforms, and we also need to pay for additional services, such as technical service surcharges, online marketing and information services, and payment processing services.

Offline Distribution Network

We have developed a proprietary SaaS solution which provides inventory management, membership management, price information and other services to offline pet stores. We first introduced this SaaS solution to pet stores for free in December 2015. Our free SaaS solution serves as our initial contact with physical pet stores.

With our SaaS system, pet store owners may access their inventory status, view real-time analysis of sales status, keep tabs on upcoming re-order needs, and track shipping status anytime and anywhere. They may also easily replenish their stock with our products at competitive prices and manage their business more efficiently. Our SaaS system reminds pet store owners to re-order when their stock level is low and offers them an easy ordering process. Additionally, pet store owners may integrate their membership program with our SaaS system for easy management of their member profiles and interactions.

We supply a variety of branded products and private label products to physical pet stores and pet hospitals in bulk at discounted prices, which diversify their store product portfolio. With our valuable data insights, we identify unique needs of local pet stores, and recommend high-quality and value-for-money products to them accordingly. In certain cases, we coordinate with our brand partners to offer free samples to pet stores before they decide to make bulk purchases. We enter into customary supply agreements with physical pet stores and pet hospitals, pursuant to which the physical pet stores or pet hospitals may not sell our products at a price lower than specified in the agreements unless otherwise agreed. For the fiscal years ended March 31, 2019, 2020 and 2021, we generated revenue of RMB48.1 million, RMB71.6 million and RMB91.6 million (US$14.0 million) from sales through our offline distribution network, accounting for 6.0%, 9.3% and 9.1% of our total net revenues during the same periods, respectively.

Our offline distribution network also extends our brand partners’ customer reach to pet parents who frequently visit physical pet stores and pet hospitals. We help our brand partners design tailored offline marketing strategies. For example, we promote their branded products to and display their marketing campaigns at physical pet stores we cooperate with and during trade fairs.

Customer Services

Our professional customer services distinguish us from generic retailers and adds a personal touch to customer shopping experience. Unlike shopping for personal goods, shopping for pet products can be more challenging and requires professional guidance. We maintain a dedicated team of customer services staff, including our 12 employees and other outsourced customer service stuff. Pet parents can reach our knowledgeable customer services staff our intelligent customer service system every day. Our responsive and experienced customer services team has achieved an average satisfaction rate of 4.9 points out of five points with respect to service attitude in the fiscal year ended March 31, 2021.

Most of products offered on our platform can be returned with full refund or exchanged for within seven days of receipt of shipment, and we provide full refund to our customers if there is a product quality issue. We normally pay for shipping expenses to facilitate successful return or exchange of defective products. Meanwhile, we cooperate with third-party insurance companies which provide our customers with shipping return and exchange insurance that cover their return or exchange shipping expenses incurred by the orders with our stores at Tmall and JD.com.

Supply Chain Management

We have an integrated supply chain management system covering from inventory management to order fulfillment. Our integrated system aims to ensure that we maintain appropriate inventory levels at our warehouses and that we can optimize order routing, which helps us reduce inventory risks, shipping time and transportation costs.

We have adopted three inventory models—distribution model, consignment model and drop shipping model—and had an average inventory turnover days of 41 days for the fiscal year ended March 31, 2021. Average annual inventory turnover days are calculated by dividing the ending inventory balance by cost of product sales and multiplying by 365.

•

Distribution model. Distribution model is the most common inventory model in our operations. Under this model, we purchase products from our brand partners before selling them to customers and take inventory.

•

Consignment model. We initially partnered with some emerging brand partners, using a consignment model where ownership of the products remained with such brand partners until the products were sold. We believed this model allowed us to minimize inventory and working capital risks. In early 2019, we started to substantially reduce product sales through consignment model as we strategically reduced the sales volume of certain long-tail, less popular products offered by emerging brand partners.

•

Drop shipping model. Only a few of our manufacturers have chosen drop shipping model. Under this model, we take inventory although our manufacturers ship the products directly to the customers under this model.

We currently operate five warehouses and utilize three fulfillment centers across China, and maintained a team of 21 employees and 177 outsourced staff. We store our inventories, and sort, package and ship products to customers from our warehouses. We also utilize fulfillment centers at free trade-zones where certain brand partners we cooperate with ship their products to us or our customers directly. We also partnered with 12 delivery service providers to ensure fast and reliable delivery to our customers as of March 31, 2021. Our expansive fulfillment network enables us to reach certain parts of China in 24 hours or less, providing customers with convenient click-to-door shopping experience.

Membership Programs

We have established prepaid and free membership programs to enhance customer loyalty. As of March 31, 2021, we had 31,907 prepaid members. Our prepaid members on average deposited RMB2,536 each year in their membership cards for the fiscal years ended March 31, 2019, 2020 and 2021.

•

Prepaid membership. Prepaid membership is only available to users of Boqii Mall. Our prepaid membership card, Magic Black Card, requires a deposit of at least RMB500, which can be used for purchases on Boqii Mall. Our Magic Black Card holders receive discounts on all purchases made on Boqii Mall, access to limited-time offers, birthday coupons, free shipping twice a month, VIP customer service and other value-added services.

•

Free membership. Free membership is only available to users of our flagship stores on Tmall, JD.com and Pinduoduo. Users earn points for visiting, making purchases or drawing lotteries on our flagship stores, and points can be then used for deducting the order amounts in future purchases on these stores. Free members enjoy discount offers on our flagship stores from time to time and one-to-one customer service.

Our Content Platform

Boqii Community provides an interactive content platform for users to share their knowledge and love for pets. We strive to provide our users with a variety of high-quality and engaging original content.

When users open “Community” feature on our mobile app, they will immediately see our recommended content based on their initial indication of interests upon registration and their reading, social and purchase behavior. They may browse posts from other community members they follow, latest updates, videos and news by sliding through the top navigation bar. By clicking on the navigation buttons in the middle of the page, users can explore hot topics, KOLs, Q&As and product reviews. Users may also post questions and share their informative pet parenting experience, memorable pet raising stories, favorite pet photos and short videos on our mobile app.

Content Creation

Our users and customers constantly contribute to our diverse, high-quality and engaging content. Among them, some have attracted a significant number of followers and grown to become KOLs. We have also engaged a number of KOLs, who are particularly active in creating and sharing content on pet parenting and pet products. They encourage social interactions among our users and customers and help shape their purchasing decisions. As of March 31, 2021, we had over 168 KOLs on our platform and approximately 561 KOL accounts on social media platforms. We continuously monitor user activities and original content creation on our platform to discover potential KOLs and encourage them to partner with us.

We offer KOLs access to broad user base, and help them monetize their content offerings. KOLs earn commissions from us for actively promoting branded products and our private label products. At the same time, we depend on KOLs’ content creation capabilities to invigorate Boqii Community, and capitalize on their marketing skills which lead to enhanced product sales on our online sales platforms. We typically enter into customary cooperative agreements with KOLs, under which we pay KOLs a fee for each piece of their advertising post or video.

Our diverse, engaging and original content is available in various formats, including articles, photographs, and short videos.

Content Monitoring

We place strong emphasis on content screening and monitoring content posted on our platform to ensure that they do not infringe copyright and other intellectual property rights, and that they fully comply with applicable laws and regulations. Our online content screening and monitoring procedures consist of automated screening performed by an automated filtering system as well as a set of manual review procedures conducted by our editors. As of March 31, 2021, we maintained a team of 25 content editors and hold regular internal trainings on latest compliance requirements and development.

Monetization through Content Offerings

Our rich and informative content provides us with a multitude of monetization opportunities. We recommend relevant content to users and customers based on their pet profiles, initial indication of interests upon registration and their reading, social and purchase behavior. In addition to facilitating users and customers in content discovery, we also leverage our automated recommendation algorithm to integrate our curated content with relevant products and make customized product recommendations. We place links to products on Boqii Mall within content to capture purchase impulse and meet user demands, delivering a seamless user experience. From time to time, our customer service staff mail free samples and make phone calls to our users and customers to provide offer updates and promote our products.

Social Media

Through interactive social network platforms, we bring our dynamic community and their diverse and engaging content offerings to life. We distribute content through substantially all major social communications and social media platforms in China, including Weixin/WeChat, Weibo, Red and Tiktok. Our content offerings on these platforms have attracted a large number of loyal fans. As of March 31, 2021, we managed over 455 Weixin/WeChat groups, most of which are under our direct management.

We leverage these major social media platforms for viral and interactive marketing. Such platforms enable our users and customers to make purchases as part of their social networking and entertainment, boosting the frequency and value of their purchases.

Our Offline Network

Despite the convenience of online sales platforms, we believe physical pet stores and pet hospitals are still an integral part to the pet industry. According to Frost & Sullivan, approximately 50% of pet-related spending took place offline in China in 2019. Certain services, such as pet care, training and grooming, are only available offline. Offline store settings provide us with an opportunity to interact with pet parents face-to-face and offer more value-added products and services.

We began cooperating with physical pet stores and pet hospitals in 2013. As of March 31, 2021, we had cooperated with over 15,000 physical pet stores and pet hospitals, spanning over 250 cities in China. Our offline network increases our brand awareness and presents a complementary source of user traffic. By making pet products and services more accessible and appealing to pet parents, we are able to drive customer acquisition and customer loyalty in a more cost-effective manner. Through our brand influence and proprietary technology, we have also begun to digitally connect and empower an extensive, growing network of physical pet stores and pet hospitals through our SaaS solutions.

Our mobile app allows users and customers to quickly and accurately locate nearby pet stores and pet hospitals we cooperate with. We host a homepage for each store we cooperate with on our mobile app, where users and customers may view store photos, browse the type of services provided, review staff backgrounds and access and provide store reviews.

Acquisition of Xingmu International

To further our presence in the pet healthcare market, we acquired 51% equity ownership in Xingmu International in November 2019 and have since consolidated results of Xingmu International. As a competitive veterinary drug distributor in China, Xingmu has regional exclusive distribution rights to six veterinary drug brands and close relationship with approximately 1,287 pet hospitals in China as of March 31, 2021. Our acquisition of Xingmu allows us to leverage Xingmu’s extensive pet hospital network to develop our pet healthcare business. We are a leading online UGC audio community, interactive audio entertainment platform and online audio platform in China.

Partnership with PetDog

In an effort to expand our offline presence and enhance pet service offerings, we made a 23.6% equity investment in PetDog in 2019. PetDog offers a variety of courses on pet beauty, pet training, pet store management and pet nutrition management to train and prepare students to become licensed pet professionals, expanding the talent pool in the pet industry. According to Frost & Sullivan, PetDog is the largest pet store franchise in terms of number of pet stores and the largest training center for pet service professionals in terms of training service revenue in China as of 2019. We equip PetDog stores with smart inventory management through our SaaS solution, and diversify its product portfolio with our wide selection of high-quality and value-for-money pet products.

Through our investment in PetDog, we have also successfully expanded the outreach of professional trainings to more offline pet stores to improve the quality of their services. According to Frost & Sullivan, professional pet service trainings are in great demands in China. According to Frost & Sullivan, pet training service accounted for less than 2% of the total pet market in China in 2019, but is expected to grow at a fast pace in the next few years. With more licensed pet professionals available, pet stores are able to offer more varieties of high-quality services to pet parents.

Our Marketing Services

We offer our brand partners as well as other brand owners tailored marketing and information services and distribution support to promote their brands and increase product sales. We charge our marking service clients service fee for our online marketing and information services, which was settled according to the overall service price in the contracts. Our vibrant online community and extensive offline network give our brand partners and brand owners wide access to targeted and high-quality user traffic. In 2017, we leveraged our KOLs to promote ProDen PlaqueOff, a UK brand pet dental product, among our online community.

With valuable data insights on user behavior, we also help our brand partners and brand owners design and implement effective marketing strategies, and guide them in offering more relevant products and optimizing pricing strategies. In 2013, we started to provide online marketing and information services to Chuncui, a new Chinese pet product brand. In 2018, through our market studies and big data capabilities, we analyzed user behavior and decided to focus our marketing efforts on promoting Chuncui’s poodle food.

Sales and Marketing

Our diverse and high-quality product offerings, rich and engaging content, and personalized user experience have contributed to our expanding user base and increasing user engagement, leading to a strong word-of-mouth effect that strengthens our brand awareness.

Additionally, we promote our platform and enhance our brand awareness through a variety of online and offline marketing activities. We cooperate with third-party e-commerce platforms, social media platforms, and popular search engines for online and mobile marketing. We also conduct offline marketing by attending leading trade fairs and exhibits in the industry, such as Chengdu International Pet Fair and China Pet Fair.

Competition

The pet industry is highly competitive in China. We mainly compete with online and physical pet product retail stores, pet product sections in supermarkets, general e-commerce platforms and other pet-focused online retail platform.

We were the largest pet ecosystem in China, in terms of revenue in 2019 and number of customers as of December 31, 2019, according to Frost & Sullivan. We believe we differentiate ourselves from our competitors by our significant brand awareness, transformative retail model, content-driven marketing approach, diverse and high-quality product offerings, rich and engaging content offerings, smart recommendations, personalized customer service and reliable fulfilment services.

Our Technology

Our strong technology and data capabilities enable us to deliver superior user experience and increase our operational efficiency. As of March 31, 2021, we had a research and development team with 25 staff responsible for the design and development of algorithm and the upgrades and maintenance of our technology infrastructure.

Data Analytics

With access to a massive trove of customer and transaction data, we have built our big data analytics capabilities upon detailed user tagging and third-party computing infrastructure that can efficiently process complex analytical computing tasks. We have created approximately 16 different user purchase behavior tags by studying user interactions and purchase behaviors. With such user and transactional behaviors we have observed, we leverage big data analytics and artificial intelligence technology to enhance the accuracy of user behavior predictions and user profiling, and hence customize our content and product recommendation to optimize user experience.

Data Privacy and Security

We believe data security is critical to our business operation. Users must acknowledge the terms and conditions of the user agreement before registering an account with us, pursuant to which they consent to our collection, use and disclosure of their data in compliance with applicable laws and regulations. To protect users’ information, we have internal rules and policies governing how we may use and share personal information, and protocols, technologies and systems guarding against improper access or disclosure of personal information. We collect personal information and data only with users’ prior consent. We have also adopted strict data protection policy to ensure the security of our proprietary data, and back up the important information we gather from our platform. The use of data within our various departments is under our strict supervision and management. We have outsourced some of our data security work, including cloud storage and anti-hacking, to certain third party technological service providers.

To ensure data security and avoid data leakage, we limit access to our servers that store our user information and internal data on a “need-to-know” basis by establishing stringent internal protocols under which we grant classified access to confidential personal data only to limited employees with strictly defined and layered access authority. We have also adopted a data encryption system intended to ensure secure storage and transmission of data, and to prevent any unauthorized access to use of our data. Furthermore, we implement comprehensive data masking to fend off potential hacking and security attacks.

In addition, we back up our data on a daily basis in various separate secured data back-up systems to minimize the risk of data loss. We also conduct frequent reviews of our back-up systems to ensure that they are well maintained and function properly.

Inventory Management

We have adopted a smart ERP inventory management system that enables real-time inventory tracking and sales analysis, which helps us monitor and administer warehouse operations and forecast demand. In addition, our drop shipping system is able to connect our manufacturers to the third party delivery service providers to ensure efficient order shipment.

Moreover, we provide our inventory management system to physical pet stores and pet hospitals as a SaaS solution and help them manage their business more efficiently. See “—Our Online Sales Platforms—Offline Distribution Network.”

Intellectual Property

Our trademarks, copyrights, domain names, trade names, trade secrets, patents and other proprietary rights are critical to our success. As of March 31, 2021, we had two registered patents and three patent applications under review, 252 registered trademarks, 37 registered copyrights and 13 registered domain names in China. We rely on trademark, copyright and trade secret protection laws in China and enter into standard confidentiality agreements with all of our employees to protect our intellectual properties.

Seasonality

We experience seasonality in our business, primarily as a result of seasonal fluctuations in personal consumption needs and patterns. For example, we recorded higher net revenues in the fourth calendar quarters of both 2019 and 2020, primarily because consumers increased their purchases during e-commerce festivals in China, such as the periods around Double Eleven Shopping Festival (which is an online sales promotion event that falls on November 11 of each year) and Double Twelves (which is another online sales promotion event that falls on December 12 of each year). In addition, we experienced a lower level of sales activity in the first calendar quarters of both 2019 and 2020 due to the Chinese New Year holiday, during which the volumes of online purchases and logistical operations dropped significantly due to vacations and business closures. As a result, we generally generated higher net revenues in quarters ended December 31. Similar to the trends in our net revenues, our cost of revenues and to a lesser extent, fulfillment expenses, sales and marketing expenses, and general and administrative expenses generally experienced seasonal fluctuations as well during these periods. Due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results. See “Item 3. Key Information— Item 3.D. Risk Factors —Risks Related to Our Business and Industry—Our results of operations are subject to fluctuations due to the seasonality of our business and other events.”

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Regulations on Foreign Investment

The Foreign Investment Law of the PRC, or the Foreign Investment Law, was formally adopted by the National People’s Congress on March 15, 2019 and became effective on January 1, 2020. The Foreign Investment Law is formulated to further expand opening-up, vigorously promote foreign investment and protect the legitimate rights and interests of foreign investors. According to the Foreign Investment Law, foreign investments are entitled to pre-entry national treatment and are subject to negative list management system. The pre-entry national treatment means that the treatment given to foreign investors and their investments at the stage of investment access is not lower than that of domestic investors and their investments. The negative list management system means that the state implements special administrative procedures for access of foreign investment in specific fields. Foreign investors shall not invest in any forbidden fields stipulated in the negative list and shall meet the conditions stipulated in the negative list before investing in any restricted fields.

Foreign investors’ investment, earnings and other legitimate rights and interests within the territory of China shall be protected in accordance with the law, and all national policies on supporting the development of enterprises shall equally apply to foreign-invested enterprises. The state guarantees that foreign-invested enterprises participate in the formulation of standards in an equal manner. The state guarantees that foreign-invested enterprises participate in government procurement activities through fair competition in accordance with the law. The State shall not expropriate any foreign investment except under special circumstances. In special circumstances, the state may levy or expropriate the investment of foreign investors in accordance with the law for the needs of the public interest. The expropriation and requisition shall be conducted in accordance with legal procedures and timely and reasonable compensation shall be given. In carrying out business activities, foreign-invested enterprises shall comply with relevant provisions on labor protection, social insurance, tax, accounting, foreign exchange and other matters stipulated in laws and regulations.

From January 1, 2020, the Wholly Foreign-Owned Enterprises Law of the PRC, together with the Law of the People’s Republic of China on Sino-Foreign Equity Joint Ventures and the Law of the People’s Republic of China on Sino-Foreign Cooperative Joint Ventures shall be abolished. The organization form, organization and activities of foreign-invested enterprises shall be governed by the laws of the Company Law of the People’s Republic of China and the Partnership Enterprise Law of the People’s Republic of China. Foreign-invested enterprises established before the implementation of the Foreign Investment Law may retain the original business organization and so on within five years after the implementation of the Foreign Investment Law.

On December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law, which came into effect on January 1, 2020, and it further requires that foreign-invested enterprises and domestic enterprises shall be treated equally with respect to policy making and implementation. Pursuant to the Implementation Regulations on the Foreign Investment Law, if the existing foreign-invested enterprises fail to change their original forms as of January 1, 2025, the relevant market regulation departments will not process other registration matters for the enterprises, and may disclose their relevant information to the public.

On December 30, 2019, the MOFCOM and the State Administration for Market Regulation jointly issued the Measures for Reporting of Foreign Investment Information, or the Foreign Investment Information Measures, which came into effect on January 1, 2020 and replaced the Interim Administrative Measures for the Record-filing of the Establishment and Modification of Foreign-invested Enterprises. Since January 1, 2020, for foreign investors carrying out investment activities directly or indirectly in the PRC, foreign investors or foreign-invested enterprises shall submit investment information through the Enterprise Registration System and the National Enterprise Credit Information Publicity System operated by the State Administration for Market Regulation. Foreign investors or foreign-invested enterprises shall disclose their investment information by submitting reports for their establishments, modifications and cancelations and their annual reports in accordance with the Foreign Investment Information Measures. If a foreign-invested enterprise investing in the PRC has finished submitting its reports for its establishment, modifications and cancelation and its annual reports, the relevant information will be shared by the competent market regulation department to the competent commercial department, and does not require such foreign-invested enterprise to submit the reports separately.

Foreign Investment Industrial Policy

Investment in the PRC conducted by foreign investors and foreign-owned enterprises shall comply with the Catalog for the Guidance of Foreign Investment Industries, or the Catalog, which was first issued in 1995 and amended from time to time. The most updated Catalog was promulgated by the Ministry of Commerce of the People’s Republic of China, or the MOFCOM, and the National Development and Reform Commission, or the NDRC, on June 28, 2017 and became effective on July 28, 2017, and contains specific provisions guiding market access of foreign capital and stipulates in detail the areas of entry pertaining to the categories of encouraged foreign investment industries, restricted foreign investment industries and prohibited foreign investment industries. The Special Administrative Measures for Access of Foreign Investments (2020 Edition) promulgated on June 23, 2020 and became effective on July 23, 2020, or the Negative List 2020, and the Catalog of Industries for Encouraged Foreign Investment (2020 Edition) promulgated on December 27, 2020 and became effective on January 27, 2021, which totally replaced the Catalog. According to the current regulation, any industry not listed in the Negative List 2020 is a permitted industry and generally open to foreign investment unless specifically prohibited or restricted by PRC laws and regulations. According to the Negative List 2020, the foreign investment in value-added telecommunications services shall not exceed 50% (excluding e-commerce, domestic multi-party telecommunication, storage and forwarding business, and call center).

Regulations on Value-added Telecommunications Services

Foreign Investment in Value-Added Telecommunications

Foreign direct investment in telecommunications companies in China is regulated by the Administrative Provisions on of Foreign-Invested Telecommunications Enterprises, or the FITE Regulation, which was issued by the State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016, respectively. The FITE Regulation stipulates that a foreign-invested telecommunications enterprise in the PRC, or the FITE, must be established as a sino-foreign equity joint venture for operations in the PRC. Under the FITE Regulation and in accordance with WTO-related agreements, the foreign party investing in a FITE engaging in value-added telecommunications services may hold up to 50% of the ultimate equity interests of the FITE. In addition, the major foreign party to be the shareholder of the FITE must satisfy a number of stringent performance and operational experience requirements, including demonstrating a good track record and experience in operating a value-added telecommunications business. The FITE that meets these requirements must obtain approvals from the MIIT and the MOFCOM or their authorized local counterparts, which retain considerable discretion in granting approvals. Furthermore, the foreign party investing in e-commerce business, as a type of value-added telecommunications services, has been allowed to hold up to 100% of the equity interests of the FITE based on the Circular of the Ministry of Industry and Information Technology on Removing the Restrictions on Shareholding Ratio Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-commerce) Business issued on June 19, 2015 and the current effective Catalog of Telecommunications Services, or the Telecom Catalog.

On July 13, 2006, the Ministry of Information Industry of the PRC, or the MII (which is the predecessor of the Ministry of Industry and Information Technology, or the MIIT) promulgated the Notice of the Ministry of Information Industry on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, or the MII Notice, which reiterates certain requirements of the FITE Regulations and strengthens the administration by the MII. Under the MII Notice, if a foreign investor intends to invest in PRC value-added telecommunications business, the FITE must be established to apply for the relevant telecommunications business licenses. In addition, a domestic company that holds a license for the provision of value-added telecommunications services is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors to conduct value-added telecommunications businesses illegally in China. Trademarks and domain names that are used in the provision of value-added telecommunications services must be owned by the license holder or its shareholders. The MII Notice also requires that each value-added telecommunications services license holder have appropriate facilities for its approved business operations and to maintain such facilities in the business regions covered by its license. The value-added telecommunications services license holder shall perfect relevant measures for safeguarding the network and information, establish relevant administrative system for information safety, set up the procedures for handling emergencies of network and information safety and implement the liabilities of information safety.

Telecommunications Regulations

The Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, promulgated on September 25, 2000 and amended on July 29, 2014 and February 6, 2016 respectively, are the primary PRC laws governing telecommunications services, and set out the general framework for the provision of telecommunications services by domestic PRC companies. The Telecom Regulations require that telecommunications service providers shall obtain operating licenses prior to commencing operations. The Telecom Regulations draw a distinction between basic telecommunications services and value-added telecommunications services. The Telecom Catalog, promulgated by MII on February 21, 2003 and amended by the MIIT on December 28, 2015 and June 6, 2019, and issued as an attachment to the Telecom Regulations, identifies Internet information services and online data processing and transaction processing as value-added telecommunications services.

On July 3, 2017, the MIIT issued the revised Administrative Measures for the Licensing of Telecommunications Business, or the Telecom License Measures, which became effective on September 1, 2017, to supplement the Telecom Regulations. The Telecom License Measures require that an operator of value-added telecommunications services obtain a value-added telecommunications business operating license from the MIIT or its provincial level counterparts. The term of a value-added telecommunications business license is five years and subject to annual inspection.

Internet Information Services

On September 25, 2000, the State Council promulgated the Measures for the Administration of Internet Information Services, or the ICP Measures, as amended on January 8, 2011. Under the ICP Measures, the internet information service is categorized into commercial internet information services and non-commercial internet services. The operators of non-commercial internet information services must file with relevant governmental authorities and operators of commercial internet information services in China must obtain a license for internet information provision, or the ICP License, from the relevant governmental authorities, and the provision of particular information services, such as news, publishing, education, healthcare, medicine and medical device must also comply with relevant laws and regulations and obtain the approval from competent governmental authorities.

Internet information service providers are required to monitor their websites. They may not post or disseminate any content that falls within prohibited categories provided by laws or administrative regulations and must stop providing any such content on their websites. The PRC government may order ICP License holders that violate the content restrictions to correct those violations and revoke their ICP Licenses under serious conditions.

The MIIT released the Circular on Regulating the Use of Domain Names in Internet Information Services on November 27, 2017, effective from January 1, 2018, which provides that the domain names used by the Internet information service provider in providing Internet information services shall be registered and owned by such Internet information service provider, and if the Internet information service provider is a legal entity, the domain name registrant shall be the legal entity (or any of its shareholders), or its principal or senior manager.

Mobile Internet Applications Information Services

On June 28, 2016, the Cyberspace Administration of China, or the CAC, promulgated the Administrative Provisions on Mobile Internet Applications Information Services, or the APP Provisions, which became effective on August 1, 2016. Under the APP Provisions, mobile application providers are prohibited from engaging in any activity that may endanger national security, disturb the social order, or infringe the legal rights of third parties, and may not produce, copy, issue or disseminate through internet mobile applications any content prohibited by laws and regulations. The APP Provisions also require application providers to procure relevant qualifications required by laws and regulations to provide services through such applications and require application store service providers to file a record with local branches of the CAC within 30 days after they start providing application store services.

Furthermore, on December 16, 2016, the MIIT promulgated the Interim Measures on the Administration of Pre-Installation and Distribution of Applications for Mobile Smart Terminals, which took effect on July 1, 2017 and requires, among others, that internet information service providers should ensure that a mobile application, as well as its ancillary resource files, configuration files and user data can be uninstalled by a user on a convenient basis, unless it is a basic function software, which refers to a software that supports the normal functioning of hardware and operating system of a mobile smart device.

Regulations on Online Transmission of Audio-Visual Program

On December 20, 2007, the State Administration of Radio, Film and Television, or the SARFT (which is the predecessor of State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT) and the Ministry of Information Industry of the PRC, or the MII, jointly promulgated the Administrative Provisions on Internet Audio-visual Program Service, or the Audio-visual Program Provisions, effective January 31, 2008 and amended on August 28, 2015. The Audio-visual Program Provisions apply to the provision of audio-visual program services to the public via internet (including mobile network) within China. Providers of internet audio-visual program services are required to obtain a License for Online Transmission of Audio-visual Programs issued by the SARFT or complete certain registration procedures with the SARFT. Providers of internet audiovisual program services are generally required to be either state-owned or state-controlled by the PRC government, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program service determined by the SARFT. In a press conference jointly held by the SARFT and MII in 2008, the SARFT and MII clarified that providers of internet audio-visual program services who had engaged in such services prior to the promulgation of the Audio-visual Program Provisions shall be eligible to register their businesses and continue their operations of internet audio-visual program services so long as those providers have not been in violation of the laws and regulations.

On April 8, 2008, the SARFT issued a Notice on Relevant Issues Concerning Application and Approval of License for Online Transmission of Audio-visual Programs, as amended on August 28, 2015, which further sets forth detailed provisions concerning the application and approval process regarding the License for Online Transmission of Audio-visual Programs. The notice also provides that providers of internet audio-visual program services who engaged in such services prior to the promulgation of the Audio-visual Program Provisions shall also be eligible to apply for the license so long as their violation of the laws and regulations is minor and can be rectified timely and they have no records of violation during the latest three months prior to the promulgation of the Audio-visual Program Provisions. The SARFT further issued the Notice on Strengthening the Administration of Television Drama and Films Transmitted via Internet on December 28, 2007 and the Notice on Further Implementing the Administration of Overseas Television Drama and Films Transmitted via Internet on September 2, 2014. According to these notices, the audio-visual programs of film and drama category published to the public through information network shall be television drama under the Permit for Issuance of Television Drama, films under the Permit for Public Projection of Films, cartoons under the Permit for Issuance of Cartoons or academic literature movies and television plays under the Permit for Public Projection of Academic Literature Movies and Television Plays. Providers of such services shall obtain the prior consents from copyright owners of all such audio-visual programs.

The Classified Categories of the Internet Audio-Video Program Services (for Trial Implementation), or the Audio-video Program Categories, promulgated by the SAPPRFT on March 10, 2017, classifies internet audio/video program services into detailed categories.

On October 31, 2018, the National Radio and Television Administration issued the Notice on Further Strengthening the Management of Radio and Television and Network Audiovisual Programs, or the Notice 60. According to Notice 60, all radio and television broadcasting institutes, network audiovisual program service institutes and program production institutes shall stick to the right political direction and strengthen value guidance; pursue people-centered creative orientation to curb bad tendencies such as pursuing celebrities, pan-entertainment and so on; persist in providing high-quality content, constantly innovate programs, and strictly control the remuneration of guests.

Regulations on Feeds and Feed Additives

The State Council promulgated the Administrative Regulations on Feed and Feed Additives on May 29, 1999, as amended on November 29, 2001, October 26, 2011, December 7, 2013, February 6, 2016 and March 1, 2017. Pursuant to the Administrative Regulations on Feed and Feed Additives, the operators of feed and feed additives shall inspect product labels, product quality inspection certificates and the corresponding licensing documents when purchasing such products and no operator of feed or feed additives may unpack or repack any feed or feed additives, or reprocess or add any other substance into any feed or feed additives.

On April 27, 2018, the Ministry of Agriculture and Rural Affairs promulgated a series of announcements, including the Administrative Measures for Pet Feed, the Permit Conditions for Pet Feed Manufacturers, the Pet Feed Labeling Regulations, the Pet Feed Hygienic Regulations, the Requirements for Pet Compound Feed Production Licensing Application Materials and the Requirements for Pet Additive Premix Feed Production License Application Materials, which further set forth detailed provisions concerning the production, operation and usage of animal feed and feed additives.

Regulations on Veterinary Drugs

On April 9, 2004, State Council promulgated the Regulation on Veterinary Drug Administration, which was amended on July 29, 2014, February 6, 2016 and March 27, 2020. Pursuant to the Regulation on Veterinary Drug Administration, the distribution of veterinary drug requires a Veterinary Drug Distribution License. The Veterinary Drug Distribution License shall indicate such details as the scope of business, place of business, validity period, name of the legal representative, and domicile. The validity period of a Veterinary Drug Distribution License is five years.

The veterinary drug distributors in the PRC shall also comply with the Norms for the Business Operation and Quality Management of Veterinary Drugs, or the GSP, which was promulgated by the Ministry of Agriculture on January 15, 2010 and amended on November 30, 2017. GSP is a set of standards relating to the quality management in the distribution of veterinary drugs in the PRC. It sets standards regulating veterinary drug distributors with respect to distribution sites, equipment, personnel, bylaws, purchases, warehousing, distribution and freight.

On July 31, 2007, the Ministry of Agriculture and the General Administration of Customs promulgated the Administrative Measures for the Import of Veterinary Drugs, or the Veterinary Drugs Import Measures, which was amended on April 25, 2019. Pursuant to the Veterinary Drugs Import Measures, the Customs Clearance Document for Imported Veterinary Drugs shall be obtained for the import of veterinary drugs. The Customs Clearance Document for Imported Veterinary Drugs shall be applied for by a Chinese domestic agent to the veterinary administrative department under the provincial people’s government at the locality of the veterinary drug import port. The Veterinary Drugs Import Measures also stipulates that no overseas enterprise may directly sell veterinary drugs within the territory of China. The imported veterinary biological products shall be sold by a veterinary drug enterprise within the territory of China as an agent; but no wholly foreign-invested enterprise, sino-foreign equity joint venture or sino-foreign contractual joint venture may sell the imported veterinary biological products.

Regulations on E-Commerce

On January 26, 2014, the State Administration for Industry and Commerce, or the SAIC (which is the predecessor of the State administration for Market Regulation) promulgated the Administrative Measures for Online Trading, or the Online Trading Measures, which became effective on March 15, 2014, to regulate all operating activities for product sales and services provision via the internet (including mobile internet). It stipulates the obligations of online products operators and services providers and certain special requirements applicable to third-party platform operators. On March 15, 2021, the State Administration for Market Regulation promulgated the Measures for the Supervision and Administration of Online Trading, which became effective on May 1,2021 and totally replaced the Online Trading Measures. Furthermore, the MOFCOM promulgated the Provisions on the Procedures for Formulating Transaction Rules of Third-Party Online Retail Platforms (Trial) on December 24, 2014, which became effective on April 1, 2015, to guide and regulate the formulation, revision and enforcement of transaction rules by online retail third-party platforms operators. These measures impose more stringent requirements and obligations on third-party platform operators. For example, third-party platform operators are obligated to make public and file their transaction rules with MOFCOM or their respective provincial counterparts, examine and register the legal status of each third-party merchant selling products or services on their platforms and display on a prominent location on a merchant’s webpage the information stated in the merchant’s business license or a link to its business license. Where third-party platform operators also conduct self-operation of products or services on the platform, these third-party platform operators must make a clear distinction between their online direct sales and sales of third-party merchant products on their third-party platforms to avoid misleading the consumers.

On August 31, 2018, the SCNPC promulgated the E-Commerce Law of the People’s Republic of China, or the E-Commerce Law, which became effective on January 1, 2019. The promulgation of the E-Commerce Law established the basic legal framework for the development of China’s E-Commerce business and clarified the obligations of the operators of E-Commerce platforms and the possible legal consequences if operators of E-commerce platforms are found to be in violation of legally prescribed obligations. For example, pursuant to the E-Commerce Law, all e-commerce operators shall (i) register themselves as market subjects according to the law, except for individuals selling self-produced agricultural and sideline products or family handicrafts, applying their own skills in labor activities that are exempted from registration, or engaged in odd small-amount transaction activities that do not require any license under the law; (ii) fulfill their tax obligations and enjoy tax incentives in accordance with the law; (iii) always have information about its own business license, the administrative license issued for its business, and its status as a party that is not required to register itself as a market subject, or the link to a webpage with such information published in a prominent position on its homepage; (iv) bear the likely risks and responsibilities when commodities are in transit, except when consumers select separate express logistics service providers; and (v) provide clear notice to consumers for tie-in sales and shall not set tie-in commodities or services as the default option. Further, e-commerce operators that possess dominant market positions shall not abuse their market dominance to eliminate or restrict competition.

In addition, the E-commerce Law provides that platform operators shall (i) verify and register the identity, address, contact and administrative license of e-commerce operators applying to sell commodities or provide services on its platform, establish registration archives and have them verified and updated regularly; (ii) record and save information released on its platform about commodities and services and deals concluded for a period of three years (unless otherwise stipulated), and ensure the completeness, confidentiality and availability of such information; (iii) use noticeable labels to clearly identify any business that it conducts on its own platform. A platform operator shall not impose unreasonable restrictions over or add unjustified conditions to transactions concluded on its platform by e-commerce operators, nor shall a platform operator charge e-commerce operators on its platform any unreasonable fees.

Violation of the provisions of the E-Commerce Law may entail being ordered to make corrections within a prescribed period of time, confiscation of gains illegally obtained, fines, suspension of business, inclusion of such violations in the credit records and possible civil liabilities. If a platform operator knows, or should have known, that an e-commerce operator has conducted acts infringing on the legitimate rights and interests of consumers, but the platform operator fails to take any necessary measure, the platform operator shall be held jointly and severally liable with the e-commerce operator. Where a platform operator fails to examine the qualifications of the e-commerce operators on its platform or fails to protect the safety of its consumers in respect of goods or services that may affect the consumer’s health, the platform operator shall bear corresponding liability to the consumers. Where a platform operator fails to take necessary measures against violations of intellectual property rights by e-commerce operators on its platform, the relevant administrative departments of intellectual property may order the platform operator to make corrections within the required time limit; where it fails to make corrections within the required time limit, the platform operator may face administrative fines of up to RMB2,000,000.

Regulations on Product Quality

According to the Product Quality Law of the People’s Republic of China, which was effective as from September 1, 1993 and amended by the SCNPC on July 8, 2000, August 27, 2009 and December 29, 2018 respectively, products for sale must satisfy relevant safety standards and sellers shall adopt measures to maintain the quality of products for sale. Sellers may not mix impurities or imitations into products, or pass counterfeit goods off as genuine ones, or defective products as good ones or substandard products as standard ones. For sellers, any violation of state or industrial standards for health and safety or other requirements may result in civil liabilities and administrative penalties, such as compensation for damages, fines, confiscation of products illegally manufactured or sold and the proceeds from the sales of such products illegally manufactured or sold and even revoking business license; in addition, severe violations may subject the responsible individual or enterprise to criminal liabilities.

In addition to Product Quality Law of the People’s Republic of China, there are also other PRC laws that apply to the product liability. Under the Civil Code of the People’s Republic of China, which became effective on January 1, 2021, if a substandard product causes property damage or physical injury to others, the producer or seller shall bear civil Liability according to Law. If the transporter or storekeeper is responsible for the matter, the producer or seller shall have the right to demand compensation for its losses.

Regulations on Consumer Protection

According to the Consumers Rights and Interests Protection Law of the People’s Republic of China, or the Consumers Rights and Interests Protection Law, which became effective on January 1, 1994 and was amended by the SCNPC on August 27, 2009 and October 25, 2013 respectively, business operators should guarantee that the products and services they provide satisfy the requirements for personal or property safety, and provide consumers with authentic information about the quality, function, usage and term of validity of the products or services. The consumers whose interests have been damaged due to the products or services that they purchase or accept on the internet trading platforms may claim damages to sellers or service providers. Where the operators of the online trading platforms are unable to provide the real names, addresses and valid contact details of the sellers or service providers, the consumers may also claim damages to the operators of the online trading platforms. Operators of online trading platforms that clearly knew or should have known that sellers or service providers use their platforms to infringe upon the legitimate rights and interests of consumers but fail to take necessary measures must bear joint and several liabilities with the sellers or service providers. Moreover, if business operators deceive consumers or knowingly sell substandard or defective products, they should not only compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services.

On January 6, 2017, the SAIC issued the Interim Measures for Seven-day Unconditional Return of Online Purchased Goods, which became effective on March 15, 2017 and amended on October 23, 2020, further clarifying the scope of consumers’ rights to make returns without a reason, including exceptions, return procedures and online trading platform operators’ responsibility to formulate seven-day unconditional return rules and related consumer protection systems, and supervise the merchants for compliance with these rules.

Regulations on Pricing

In China, the prices of a small number of products and services are guided or fixed by the government. According to the Pricing Law of the People’s Republic of China, or the Pricing Law, promulgated by the SCNPC on December 29, 1997 and became effective on May 1, 1998, business operators must, as required by the government departments in charge of pricing, mark the prices explicitly and indicate the name, origin of production, specifications and other related particulars clearly. Business operators may not sell products at a premium or charge any fees that are not explicitly indicated. Business operators must not commit the specified unlawful pricing activities, such as colluding with others to manipulate the market price, using false or misleading prices to deceive consumers to transact, or conducting price discrimination against other business operators. Failure to comply with the Pricing Law may subject business operators to administrative sanctions such as warning, ceasing unlawful activities, compensation, confiscating illegal gains and fines. The business operators may be ordered to suspend business for rectification or have their business licenses revoked under severe circumstances.

Regulations on Advertising

In 1994, the SCNPC promulgated the Advertising Law of the People’s Republic of China, or the Advertising Law, which was recently revised on April 29, 2021 and became effective on the same date. The Advertising Law regulates commercial advertising activities in the PRC and sets out the obligations of advertisers, advertising operators, advertising publishers and advertisement endorser, and prohibits any advertisement from containing any obscenity, pornography, gambling, superstition, terrorism or violence-related content. Any advertiser in violation of such requirements on advertisement content will be ordered to cease publishing such advertisements and imposed a fine, the business license of such advertiser may be revoked, and the relevant authorities may revoke the approval document for advertisement examination and refuse to accept applications submitted by such advertiser for one year. In addition, any advertising operator or advertising publisher in violation of such requirements will be imposed a fine, and the advertisement fee received will be confiscated; in severe circumstances, the business license of such advertising operator or advertising publisher may be revoked.

The Interim Measures for the Administration of Internet Advertising, or the Internet Advertising Measures, regulating the internet-based advertising activities were adopted by the SAIC on July 4, 2016 and became effective on September 1, 2016. According to the Internet Advertising Measures, internet advertisers are responsible for the authenticity of the advertisements content and all online advertisements must be marked “Advertisement” so that viewers can easily identify them as such. Publishing and circulating advertisements through the Internet shall not affect the normal use of the Internet by users. It is not allowed to induce users to click on the content of advertisements by any fraudulent means, or to attach advertisements or advertising links in the emails without permission.

Regulations on Cyber Security and Privacy

The PRC Constitution states that the PRC laws protect the freedom and privacy of communications of citizens and prohibit infringement of such rights. PRC government authorities have enacted laws and regulations with respect to internet information security and protection of personal information from any abuse or unauthorized disclosure, and which includes the Decision of the Standing Committee of the National People’s Congress on Internet Security Protection enacted and amended by the SCNPC on December 28, 2000 and August 27, 2009, respectively, the Provisions on the Technical Measures for Internet Security Protection issued by the Ministry of Public Security on December 13, 2005 and took effect on March 1, 2006, the Decision of the Standing Committee of the National People’s Congress on Strengthening Network Information Protection promulgated by the SCNPC on December 28, 2012, the Several Provisions on Regulating the Market Order of Internet Information Services promulgated by the MIIT on December 29, 2011, and the Provisions on Protection of Personal Information of Telecommunication and Internet Users released by the MIIT on July 16, 2013. Internet information in China is regulated and restricted from a national security standpoint.

The Provisions on Protection of Personal Information of Telecommunication and Internet Users regulate the collection and use of users’ personal information in the provision of telecommunications services and Internet information services in the PRC. Telecommunication business operators and Internet service providers are required to institute and disclose their own rules for the collecting and use of users’ information. Telecommunication business operators and Internet service providers must specify the purposes, manners and scopes of information collection and uses, obtain consent of the relevant citizens, and keep the collected personal information confidential. Telecommunication business operators and Internet service providers are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information. Telecommunication business operators and Internet service providers are required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Once users terminate the use of telecommunications services or Internet information services, telecommunications business operators and Internet information service providers shall stop the collection and use of the personal information of users and provide the users with services for deregistering their account numbers.

The Provisions on Protecting Personal Information of Telecommunication and Internet Users further define the personal information of user to include user name, birth date, identification number, address, phone number, account number, passcode, and other information that may be used to identify the user independently or in combination with other information and the timing, places, etc. of the use of services by the users. Furthermore, according to the Interpretations on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information, or the Interpretations, issued by the Supreme People’s Court and the Supreme People’s Procuratorate on May 8, 2017 and took effect on June 1, 2017, personal information means various information recorded electronically or through other manners, which may be used to identify individuals or activities of individuals, including but not limited to the name, identification number, contact information, address, user account number and passcode, property ownership and whereabouts.

On November 1, 2015, the Ninth Amendment to the Criminal Law of the People’s Republic of China issued by the SCNPC became effective, pursuant to which, any internet service provider that fails to comply with obligations related to internet information security administration as required by applicable laws and refuses to rectify upon order is subject to criminal penalty for (i) any large-scale dissemination of illegal information; (ii) any severe consequences due to the leakage of the user information; (iii) any serious loss of criminal evidence; or (iv) other severe circumstances. Furthermore, any individual or entity that (i) sells or distributes personal information in a manner which violates relevant regulations, or (ii) steals or illegally obtain any personal information is subject to criminal penalty in severe circumstances.

On June 1, 2017, the Cyber Security Law of the People’s Republic of China, or the Cyber Security Law, promulgated by SCNPC took effect, which is formulated to maintain the network security, safeguard the cyberspace sovereignty, national security and public interests, protect the lawful rights and interests of citizens, legal persons and other organizations, and requires that a network operator, which includes, among others, internet information services providers, take technical measures and other necessary measures to safeguard the safe and stable operation of the networks, effectively respond to the network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. The Cyber Security Law reaffirms the basic principles and requirements set forth in other existing laws and regulations on personal information protections and strengthens the obligations and requirements of internet service providers, which include but are not limited to: (i) keeping all user information collected strictly confidential and setting up a comprehensive user information protection system; (ii) abiding by the principles of legality, rationality and necessity in the collection and use of user information and disclosure of the rules, purposes, methods and scopes of collection and use of user information; and (iii) protecting users’ personal information from being leaked, tampered with, destroyed or provided to third parties. Any violation of the provisions and requirements under the Cyber Security Law and other related regulations and rules may result in administrative liabilities such as warnings, fines, confiscation of illegal gains, revocation of licenses, suspension of business, and shutting down of websites, or, in severe cases, criminal liabilities. After the release of the Cyber Security Law, on May 2, 2017, the CAC issued the Measures for Security Reviews of Network Products and Services (Trial), or the Review Measures, which become effective on June 1, 2017. The Review Measures establish the basic framework and principle for national security reviews of network products and services. On April 13, 2020, the CAC, together with other relevant administrative departments, jointly promulgated the Cyber security Review Measures, which totally replaced the Review Measures.

The recommended national standard, Information Security Technology Personal Information Security Specification, puts forward specific refinement requirements on the collection, preservation, use and commission processing, sharing, transfer, public disclosure, etc. Although it is not mandatory, in the absence of clear implementation rules and standards for the law on Cyber security and other personal information protection, it will be used as the basis for judging and making determinations.

The Second Draft Personal Data Protection Law was released by the SCNPC in April 2021 for public consultation. It stipulates the scope of personal information and the ways of processing personal information, establishes rules for processing personal information and for transfer offshore, and clarifies the individual’s rights and the processor’s obligations in the processing of personal information.

On June 10, 2021, the SCNPC promulgated the Data Security Law of People’s Republic of China, which will become effective on September 1, 2021. It is formulated so as to regulate the handling of data, ensure data security, promote the development and exploitation of data, protect the legitimate rights and interests of citizens and organizations, and preserve state sovereignty, security, and development interests. The law stipulates that the carrying out of data handling activities shall obey laws and regulations, respect social mores and ethics, comply with commercial ethics and professional ethics, be honest and trustworthy, perform obligations to protect data security, and undertake social responsibility; it must not endanger national security, the public interest, or individuals’ and organizations’ lawful rights and interests. Furthermore, the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law, or the Opinions on Strictly Cracking Down on Illegal Securities Activities, which were issued by the General Office of the State Council and another authority on July 6, 2021, require the speedup of the revision of the provisions on strengthening the confidentiality and archives coordination between regulators related to overseas issuance and listing of securities, and improvement to the laws and regulations related to data security, cross-border data flow, and management of confidential information.

In addition, the draft amendment to the Measures for Cyber Security Review was published for public comment by Cyberspace Administration of China in July 2021. According to the proposed amendment, (i) a critical information infrastructure operator or a data processor who conduct date processing business (the “Operator”), shall pre-assess the national security risks that may arise after the products and services are put into use, and if such products and services will or may affect national security, the Operator shall apply for cyber security review to the cyber security review office; (ii) an Operator who possesses personal information of more than 1 million users shall apply for cyber security review before listing of the Operator’s securities in a foreign country; and (iii) the relevant governmental authorities may initiate cyber security review if such governmental authorities consider an Operator’s cyber products or services, data processing or potential listing of its securities in a foreign country affect or may affect national security.

Regulations on Intellectual Property

China has adopted comprehensive legislation governing intellectual property rights, including copyrights, trademarks, patents and domain names. China is a signatory to the primary international conventions on intellectual property rights and has been a member of the Agreement on Trade Related Aspects of Intellectual Property Rights since its accession to the World Trade Organization on December 11, 2001.

Copyright

On September 7, 1990, the SCNPC promulgated the Copyright Law of the People’s Republic of China, or the Copyright Law, effective on June 1, 1991 and amended on October 27, 2001, February 26, 2010 and November 11, 2020, respectively. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the Copyright Protection Center of China. According to the Copyright Law, Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. An infringer of the copyrights shall be subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners and compensating the loss of copyright owner. Infringers of copyright may also subject to fines and/or administrative or criminal liabilities in severe situations.

Under the Regulations on the Protection of the Right to Network Dissemination of Information that took effect on July 1, 2006 and was amended on January 30, 2013, it is further provided that an Internet information service provider may be held liable under various situations, including that if it knows or should reasonably have known a copyright infringement through the Internet and the service provider fails to take measures to remove or block or disconnect links to the relevant content, or, although not aware of the infringement, the Internet information service provider fails to take such measures upon receipt of the copyright holder’s notice of such infringement.

In order to further implement the Regulations on Computer Software Protection, promulgated by the State Council on December 20, 2001 and amended on January 8, 2011 and January 30, 2013, respectively, the National Copyright Administration issued the Measures for the Registration of Computer Software Copyright on February 20, 2002, which specify detailed procedures and requirements with respect to the registration of software copyrights.

Trademark

According to the Trademark Law of the People’s Republic of China promulgated by the SCNPC on August 23, 1982, and amended on February 22, 1993, October 27, 2001, August 30, 2013 and April 23, 2019 respectively, the Trademark Office of the SAIC is responsible for the registration and administration of trademarks in China. The SAIC under the State Council has established a Trademark Review and Adjudication Board for resolving trademark disputes. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years. On April 29, 2014, the State Council issued the revised the Implementing Regulations of the Trademark Law of the People’s Republic of China, which specified the requirements of applying for trademark registration and renewal.

Patent

According to the Patent Law of the People’s Republic of China, or the Patent Law, promulgated by the SCNPC on March 12, 1984 and amended on September 4, 1992, August 25, 2000, December 27, 2008 and October 17, 2020, respectively, and the Implementation Rules of the Patent Law of the People’s Republic of China, or the Implementation Rules of the Patent Law, promulgated by the State Council on June 15, 2001 and revised on December 28, 2002 and January 9, 2010, the patent administrative department under the State Council is responsible for the administration of patent-related work nationwide and the patent administration departments of provincial or autonomous regions or municipal governments are responsible for administering patents within their respective administrative areas. The Patent Law and Implementation Rules of the Patent Law provide for three types of patents, namely “inventions”, “utility models” and “designs”. Invention patents are valid for twenty years, while utility model patents and design patents are valid for ten years, from the date of application. The Chinese patent system adopts a “first come, first file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. An invention or a utility model must possess novelty, inventiveness and practical applicability to be patentable. Third Parties must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the unauthorized use constitutes an infringement on the patent rights.

Domain Names

On May 28, 2012, the China Internet Network Information Center, or the CNNIC, issued the Implementing Rules for Domain Name Registration which took effect on May 29, 2012 setting forth the detailed rules for registration of domain names. On June 18, 2019, the CNNIC promulgated the Implementing Rules for the Registration of National Top-level Domain Names, which became effective on the same day and totally replaced the Implementing Rules for Domain Name Registration. On August 24, 2017, the MIIT promulgated the Administrative Measures for Internet Domain Names, or the Domain Name Measures, which became effective on November 1, 2017. The Domain Name Measures regulate the registration of domain names, such as the China’s national top-level domain name “.CN”. According to the Domain Name Measures, the MIIT is in charge of the administration of PRC internet domain names. The domain name registration follows a first-to-file principle. Applicants for registration of domain names shall provide the true, accurate and complete information of their identities to domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure. According to the Implementing Rules for the Registration of National Top-level Domain Names, if any entity or person considers that a domain name registered by any other person conflicts with its or his lawful rights or interests, it or he may file a complaint with a dispute resolution service provider.

Regulations on Foreign Exchange

The principal regulations governing foreign currency exchange in China are the Administrative Regulations on Foreign Exchange of the People’s Republic of China, or the Foreign Exchange Administrative Regulation, which were promulgated by the State Council on January 29, 1996, became effective on April 1, 1996 and was subsequently amended on January 14, 1997 and August 5, 2008 and the Administrative Regulations on Foreign Exchange Settlement, Sales and Payment which was promulgated by the People’s Bank of China, or the PBOC, on June 20, 1996 and became effective on July 1, 1996. Under these regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from State Foreign Exchange Administration of the People’s Republic of China, or the SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital account items such as the repayment of foreign currency denominated loans, direct investment overseas and investments in securities or derivative products outside of the PRC. FIEs are permitted to convert their after tax dividends into foreign exchange and to remit such foreign exchange out of their foreign exchange bank accounts in the PRC.

On March 30, 2015, SAFE promulgated the Notice on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or the SAFE Circular 19, which took effect on June 1, 2015. According to SAFE Circular 19, the foreign currency capital contribution to an FIE in its capital account may be converted into RMB on a discretional basis.

On June 9, 2016, the SAFE promulgated the Circular on Reforming and Regulating Policies on the Management of the Settlement of Foreign Exchange of Capital Accounts, or the SAFE Circular 16. The SAFE Circular 16 unifies the discretional foreign exchange settlement for all the domestic institutions. The Discretional Foreign Exchange Settlement refers to the foreign exchange capital in the capital account which has been confirmed by the relevant policies subject to the discretional foreign exchange settlement (including foreign exchange capital, foreign loans and funds remitted from the proceeds from the overseas listing) can be settled at the banks based on the actual operational needs of the domestic institutions. The proportion of Discretional Foreign Exchange Settlement of the foreign exchange capital is temporarily determined as 100%. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties in accordance with the Foreign Exchange Administrative Regulation and relevant provisions.

Furthermore, SAFE Circular 16 stipulates that the use of foreign exchange incomes of capital accounts by FIEs shall follow the principles of authenticity and self-use within the business scope of the enterprises. The foreign exchange incomes of capital accounts and capital in RMB obtained by the FIE from foreign exchange settlement shall not be used for the following purposes: (i) directly or indirectly used for the payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or financial schemes other than bank guaranteed products unless otherwise provided by relevant laws and regulations; (iii) used for granting loans to non-affiliated enterprises, unless otherwise permitted by its business scope; and (iv) used for the construction or purchase of real estate that is not for self-use (except for the real estate enterprises).

On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28. The SAFE Circular 28 stipulates that non-investment FIEs may use capital to carry out domestic equity investment in accordance with the law under the premise of not violating the Negative list and the projects invested are true and in compliance with laws and regulations.

Regulations on Dividend Distributions

The principal regulations governing distribution of dividends of wholly foreign-owned enterprise, or the WFOE, include the PRC Company Law. Under these regulations, WFOEs in China may pay dividends only out of their accumulated profits, if any, determined in accordance with the PRC accounting standards and regulations. In addition, FIEs in the PRC are required to allocate at least 10% of their accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends.

Regulations on Foreign Debts

A loan made by foreign investors as shareholders in a foreign-invested enterprise is considered to be foreign debt in the PRC and is regulated by various laws and regulations, including the Foreign Exchange Administrative Regulation, the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the NDRC and the Ministry of Finance, or the MOF, and took effect on March 1, 2003 and the Administrative Measures for Registration of Foreign Debts promulgated by SAFE on April 28, 2013 and amended by the Notice of the SAFE on Abolishing and Amending the Normative Documents Related to the Reform of the Registered Capital Registration System on May 4, 2015. Under these rules, a shareholder loan in the form of foreign debt made to a Chinese entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by local banks. The SAFE Circular 28 provides that a non-financial enterprise in the pilot areas may register the permitted amounts of foreign debts, which is as twice of the non-financial enterprise’s net assets, at the local foreign exchange bureau. Such non-financial enterprise may borrow foreign debts within the permitted amounts and directly handle the relevant procedures in banks without registration of each foreign debt. However, the non-financial enterprise shall report its international income and expenditure regularly.

Regulations on Offshore Special Purpose Companies Held by PRC Residents

SAFE promulgated Notice on Issues Relating to Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or the SAFE Circular 37, on July 4, 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and term of operation), capital increase or capital reduction, transfers or exchanges of shares, or mergers or divisions. SAFE Circular 37 was issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purposes Vehicles.

SAFE further enacted the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment, or the SAFE Circular 13, which allows PRC residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. However, remedial registration applications made by PRC residents that previously failed to comply with the SAFE Circular 37 continue to fall under the jurisdiction of the relevant local branch of SAFE. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary.

On January 26, 2017, SAFE issued the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control, or the SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Regulations on Stock Incentive Plans

According to the Notice of the State Administration of Foreign Exchange on Issues Relating to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or the Share Option Rules, which was issued on February 15, 2012 and other regulations, directors, supervisors, senior management and other employees participating in any share incentive plan of an overseas publicly-listed company who are PRC citizens or non-PRC citizens residing in China for a continuous period of not less than one year, subject to certain exceptions, are required to register with the SAFE. All such participants need to authorize a qualified PRC agent, such as a PRC subsidiary of the overseas publicly-listed company to register with the SAFE and handle foreign exchange matters such as opening accounts, transferring and settlement of the relevant proceeds. The Share Incentive Rules further require an offshore agent to be designated to handle matters in connection with the exercise of share options and sales of proceeds for the participants of the share incentive plans. Failure to complete the said SAFE registrations may subject our participating directors, supervisors, senior management and other employees to fines and legal sanctions.

In addition, the State Administration of Taxation, or the SAT, has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Regulations on Outbound Direct Investment

On December 26, 2017, the NDRC promulgated the Administrative Measures on Overseas Investments, or NDRC Order No. 11, which took effect on March 1, 2018. According to NDRC Order No. 11, non-sensitive overseas investment projects are required to make record filings with the local branch of the NDRC. On September 6, 2014, MOFCOM promulgated the Administrative Measures on Overseas Investments, which took effect on October 6, 2014. According to such regulation, overseas investments of PRC enterprises that involve non-sensitive countries and regions and non-sensitive industries must make record filings with a local branch of MOFCOM. The Notice of the State Administration of Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment was issued by SAFE on November 19, 2012 and amended on May 4, 2015, under which PRC enterprises must register for overseas direct investment with local banks. The shareholders or beneficial owners who are PRC entities are required to be in compliance with the related overseas investment regulations. If they fail to complete the filings or registrations required by overseas direct investment regulations, the relevant authority may order them to suspend or cease the implementation of such investment and make corrections within a specified time.

Regulations on Taxation

Income tax

According to the Enterprise Income Tax Law of the People’s Republic of China, or the EIT Law, which was promulgated on March 16, 2007, became effective as from January 1, 2008 and amended on February 24, 2017 and December 29, 2018, an enterprise established outside the PRC with de facto management bodies within the PRC is considered a resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The Implementing Rules of the Enterprise Income Law of the People’s Republic of China, or the Implementing Rules of the EIT Law, defines a de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. Non-PRC resident enterprises without any branches in the PRC pay an enterprise income tax in connection with their income originating from the PRC at the tax rate of 10%.

Enterprises that are recognized as high and new technology enterprises in accordance with the Administrative Measures for the Determination of High and New Tech Enterprises issued by the Ministry of Science, the Ministry of Finance and the SAT are entitled to enjoy a preferential enterprise income tax rate of 15%. Under which the validity period of the high and new technology enterprise qualification shall be three years from the date of issuance of the certificate. An enterprise can re-apply for such recognition as a high and new technology enterprise before or after the previous certificate expires.

On February 3, 2015, the SAT issued the Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Transfer of Assets by Non-Resident Enterprises, or the SAT Circular 7. The SAT Circular 7 repeals certain provisions in the Notice of the State Administration of Taxation on Strengthening the Administration of Enterprise Income Tax on Income from Equity Transfer by Non-Resident Enterprises, or the SAT Circular 698, issued by SAT on December 10, 2009 and the Announcement on Several Issues Relating to the Administration of Income Tax on Non-resident Enterprises issued by SAT on March 28, 2011 and clarifies certain provisions in the SAT Circular 698. The SAT Circular 7 provides comprehensive guidelines relating to, and heightening the Chinese tax authorities’ scrutiny on, indirect transfers by a non-resident enterprise of assets (including assets of organizations and premises in PRC, immovable property in the PRC, equity investments in PRC resident enterprises) or the PRC Taxable Assets. For instance, when a non-resident enterprise transfers equity interests in an overseas holding company that directly or indirectly holds certain PRC Taxable Assets and if the transfer is believed by the Chinese tax authorities to have no reasonable commercial purpose other than to evade enterprise income tax, the SAT Circular 7 allows the Chinese tax authorities to reclassify the indirect transfer of PRC Taxable Assets into a direct transfer and therefore impose a 10% rate of PRC enterprise income tax on the non-resident enterprise. The SAT Circular 7 lists several factors to be taken into consideration by tax authorities in determining if an indirect transfer has a reasonable commercial purpose. However, regardless of these factors, the overall arrangements in relation to an indirect transfer satisfying all the following criteria will be deemed to lack a reasonable commercial purpose: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from PRC Taxable Assets; (ii) at any time during the one year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or during the one year period before the indirect transfer, 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries and branches that directly or indirectly hold the PRC Taxable Assets are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC Taxable Assets is lower than the potential PRC tax on the direct transfer of those assets. On the other hand, indirect transfers falling into the scope of the safe harbors under the SAT Circular 7 may not be subject to PRC tax under the SAT Circular 7. The safe harbors include qualified group restructurings, public market trades and exemptions under tax treaties or arrangements.

On October 17, 2017, SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Circular 37, which took effect on December 1, 2017. Certain provisions of the SAT Circular 37 were repealed by the Announcement of the State Administration of Taxation on Revising Certain Taxation Normative Documents. According to the SAT Circular 37, the balance after deducting the equity net value from the equity transfer income shall be the taxable income amount for equity transfer income. Equity transfer income shall mean the consideration collected by the equity transferor from the equity transfer, including various income in monetary form and non-monetary form. Equity net value shall mean the tax computation basis for obtaining the said equity. The tax computation basis for equity shall be: (i) the capital contribution costs actually paid by the equity transferor to a Chinese resident enterprise at the time of investment and equity participation, or (ii) the equity transfer costs actually paid at the time of acquisition of such equity to the original transferor of the said equity. Where there is reduction or appreciation of value during the equity holding period, and the gains or losses may be confirmed pursuant to the rules of the finance and tax authorities of the State Council, the equity net value shall be adjusted accordingly. When an enterprise computes equity transfer income, it shall not deduct the amount in the shareholders’ retained earnings such as undistributed profits etc. of the investee enterprise, which may be distributed in accordance with the said equity. In the event of partial transfer of equity under multiple investments or acquisitions, the enterprise shall determine the costs corresponding to the transferred equity in accordance with the transfer ratio, out of all costs of the equity.

Under the SAT Circular 7 and the Law of the People’s Republic of China on the Administration of Tax Collection promulgated by the SCNPC on September 4, 1992 and newly amended on April 24, 2015, in the case of an indirect transfer, entities or individuals obligated to pay the transfer price to the transferor shall act as withholding agents. If they fail to make withholding or withhold the full amount of tax payable, the transferor of equity shall declare and pay tax to the relevant tax authorities within seven days from the occurrence of tax payment obligation. Where the withholding agent does not make the withholding, and the transferor of the equity does not pay the tax payable amount, the tax authority may impose late payment interest on the transferor. In addition, the tax authority may also hold the withholding agents liable and impose a penalty of ranging from 50% to 300% of the unpaid tax on them. The penalty imposed on the withholding agents may be reduced or waived if the withholding agents have submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with the SAT Circular 7.

Withholding tax on dividend distribution

The EIT Law prescribes a standard withholding tax rate of 20% on dividends and other China-sourced income of non-PRC resident enterprises which have no establishment or place of business in the PRC, or if established, the relevant dividends or other China-sourced income are in fact not associated with such establishment or place of business in the PRC. However, the Implementing Rules of the EIT Law reduced the rate from 20% to 10%, effective from January 1, 2008. However, a lower withholding tax rate might be applied if there is a tax treaty between China and the jurisdiction of the foreign holding companies, for example, pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under the Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends that the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from the tax authority in charge.

Based on the Notice on Relevant Issues Relating to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, at their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. And the Announcement of the State Administration of Taxation on Issues concerning “Beneficial Owners” in Tax Treaties, promulgated by the SAT on February 3, 2018 and took effect on April 1, 2018, further clarified the analysis standard when determining one’s qualification for beneficial owner status.

Value-Added Tax

Pursuant to the Interim Regulations on Value-Added Tax of the People’s Republic of China, which was promulgated by the State Council on December 13, 1993 and amended on November 5, 2008, February 6, 2016 and November 19, 2017, and the Implementation Rules for the Interim Regulations on Value-Added Tax of the People’s Republic of China, which was promulgated by the MOF, and SAT on December 15, 2008 and became effective on January 1, 2009 and as amended on October 28, 2011, entities or individuals engaging in sale of goods, provision of processing services, repairs and replacement services or importation of goods within the territory of the PRC shall pay value-added tax, or the VAT. Unless provided otherwise, the rate of VAT is 17% on sales and 6% on the services. On April 4, 2018, MOF and SAT jointly promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates, or the Circular 32, according to which (i) for VAT taxable sales acts or import of goods originally subject to VAT rates of 17% and 11% respectively, such tax rates shall be adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to tax rate of 11%, such tax rate shall be adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 16%, such tax shall be calculated at the tax rate of 12%; (iv) for exported goods originally subject to tax rate of 17% and export tax refund rate of 17%, the export tax refund rate shall be adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 11% and export tax refund rate of 11%, the export tax refund rate shall be adjusted to 10%. Circular 32 became effective on May 1, 2018 and shall supersede existing provisions which are inconsistent with Circular 32.

Since November 16, 2011, the MOF and the SAT have implemented the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax, or the VAT Pilot Plan, which imposes VAT in lieu of business tax for certain “modern service industries” in certain regions and eventually expanded to nation-wide application in 2013. According to the Implementation Rules for the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax released by the MOF and the SAT on the VAT Pilot Program, the “modern service industries” include research, development and technology services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. The Notice on Comprehensively promoting the Pilot Plan of the Conversion of Business Tax to Value-Added Tax, which was promulgated on March 23, 2016, became effective on May 1, 2016 and amended on July 11, 2017 and March 20, 2019, sets out that VAT in lieu of business tax be collected in all regions and industries.

On March 20, 2019, MOF, SAT and the General Administration of Customs jointly promulgated the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, which became effective on April 1, 2019 and provides that (i) with respect to VAT taxable sales acts or import of goods originally subject to VAT rates of 16% and 10% respectively, such tax rates shall be adjusted to 13% and 9%, respectively; (ii) with respect to purchase of agricultural products originally subject to tax rate of 10%, such tax rate shall be adjusted to 9%; (iii) with respect to purchase of agricultural products for the purpose of production or consigned processing of goods subject to tax rate of 13%, such tax shall be calculated at the tax rate of 10%; (iv) with respect to export of goods and services originally subject to tax rate of 16% and export tax refund rate of 16%, the export tax refund rate shall be adjusted to 13%; and (v) with respect to export of goods and cross-border taxable acts originally subject to tax rate of 10% and export tax refund rate of 10%, the export tax refund rate shall be adjusted to 9%.

Regulations on Employment and Social Welfare

According to the Labor Contract Law of the People’s Republic of China, or the Labor Contract Law, promulgated by the SCNPC on June 29, 2007 and amended on December 28, 2012, respectively, and the Implementation Rules of the Labor Contract Law of the People’s Republic of China, or the Implementation Rules of the Labor Contract Law, promulgated by the State Council on September 3, 2008, a written employment contract shall be concluded in the establishment of an employment relationship. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. The Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations. In addition, if an employer intends to enforce a non-compete provision in an employment contract or non-competition agreement with an employee, it has to compensate the employee on a monthly basis during the term of the restriction period after the termination or expiry of the labor contract. Employers in most cases are also required to provide severance payment to their employees after their employment relationships are terminated.

Pursuant to the Social Insurance Law of the People’s Republic of China, which was promulgated by the SCNPC on October 28, 2010, effective on July 1, 2011 and last amended on December 29, 2018, the Interim Regulations on the Collection of Social Insurance Fees, issued by the State Council on January 22, 1999 and last amended on March 24, 2019, and the Regulations on the Administration of Housing Provident Funds, issued by the State Council on April 3, 1999 and last amended on March 24, 2019, enterprises in China are required to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located.

Regulations on Overseas Listing and M&A

On August 8, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, or the CSRC, promulgated the Rules on the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and were amended on June 22, 2009. The M&A Rules, among other things, require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC domestic enterprises or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC. Although (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this annual report are subject to the M&A Rules, (ii) the company established the WFOEs by means of direct investment and not through a merger or acquisition of the equity or assets of a “PRC domestic company” as such term is defined under the M&A Rules; and (iii) no provision in the M&A Rules classifies the contractual arrangements under the VIE Agreements as a type of acquisition transaction falling under the M&A Rules, the interpretation and application of the regulations remain unclear. The M&A Rules, and other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand.

In addition, according to the Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors issued by the General Office of the State Council on February 3, 2011 and which became effective on March 4, 2011, the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the MOFCOM on August 25, 2011 and which became effective on September 1, 2011, mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the regulations prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement.

4.C. Organizational Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries and VIEs, as of the date of this annual report.

Notes:

Equity interest

Contractual arrangements, including the exclusive technical consulting and service agreement, intellectual property license agreement, equity pledge agreement, exclusive call option agreement, shareholders’ voting rights proxy agreement and loan agreement. See “—Contractual Arrangements with Our VIEs and Their Respective Shareholders.”

Contractual Arrangements with Our VIEs and Our VIEs’ Respective Shareholders

Currently, our business in China are operated primarily through our VIEs, Shanghai Guangcheng and Nanjing Xingmu, due to PRC legal restrictions on foreign ownership in value-added telecommunication services and certain other businesses. The Special Administrative Measures for Access of Foreign Investments (Negative List) (2020 Version) provides that foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider other than an e-commerce service provider, and the Administrative Provisions of Foreign-Invested Telecommunications Enterprises (2016 Revision) require that the major foreign investor in a value-added telecommunication service provider in China must have experience in providing value-added telecommunications services overseas and maintain a good track record. In addition, foreign investors are prohibited from investing in companies engaged in certain online and culture related businesses. See “Item 4 information on the Company—4.B. Business Overview—Regulation—Regulations on Foreign Investment.”

We are a company incorporated in the Cayman Islands. Shanghai Xincheng and Xingmu WFOE, our PRC subsidiaries, are considered as foreign-invested enterprises. To comply with the foregoing PRC laws and regulations, we conduct our businesses in China primarily through our VIEs based on a series of contractual arrangements.

As a result of these contractual arrangements, we exert effective control over our VIEs and consolidate their operating results in our consolidated financial statements under U.S. GAAP. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. If our VIEs or their respective shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over our business operations in the PRC and may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. For details, please refer to “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure.”

In the opinion of Commerce & Finance Law Offices, our PRC counsel:

•	the ownership structures of our VIEs do not and will not contravene any PRC laws or regulations currently in effect; and

•

the agreements under the contractual arrangements among Shanghai Xincheng, Shanghai Guangcheng and their respective shareholders, as well as among Xingmu WFOE, Nanjing Xingmu and their respective shareholders governed by PRC laws are valid and binding upon each party to such agreements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect.

There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. In particular, in March 2019, the National People’s Congress of the PRC adopted the PRC Foreign Investment Law, which will become effective on January 1, 2020. Among other things, the PRC Foreign Investment Law defines the “foreign investment” as investment activities in China by foreign investors in a direct or indirect manner, including those circumstances explicitly listed thereunder as establishing new projects or foreign invested enterprises or acquiring shares of enterprises in China, and other approaches of investment as stipulated by laws, administrative regulations or otherwise regulated by the State Council. The PRC Foreign Investment Law leaves uncertainty as to whether foreign investors’ controlling PRC onshore variable interest entities via contractual arrangements will be recognized as “foreign investment” and thus be subject to the restrictions and/or prohibitions on foreign investments. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. If the PRC government finds that the agreements that establish the structure for operating our podcasts, audio entertainment and other internet related businesses do not comply with PRC government restrictions on foreign investment in certain industries, such as value-added telecommunications services business, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure.”

The following is a summary of the major terms of the contractual arrangements by and among Shanghai Xincheng, Shanghai Guangcheng and the shareholders of Shanghai Guangcheng. The contractual arrangements by and among Xingmu WFOE, Nanjing Xingmu and the shareholders of Nanjing Xingmu, are substantially similar to the corresponding contractual arrangements discussed below, unless otherwise indicated. For the complete text of these contractual arrangements, please see the copies filed as exhibits to the registration statement filed with the SEC of which this annual report forms a part.

Exclusive Technical Consulting and Service Agreement

Pursuant to an exclusive technical consulting and service agreement entered into on August 4, 2020 by and between Shanghai Xincheng and Shanghai Guangcheng, Shanghai Guangcheng agreed to appoint Shanghai Xincheng as its exclusive provider of consulting and services related to, among other things, e-commerce platform design and maintenance, business consulting, internal training, labor support, market research and development, strategic planning and customer support and development. In exchange, Shanghai Guangcheng agrees to pay Shanghai Xincheng an annual service fee, at an amount that is agreed by both parties. This agreement will remain effective unless Shanghai Xincheng and Shanghai Guangcheng terminate this agreement in writing.

Intellectual Property License Agreement

Pursuant to an intellectual property license agreement entered into on August 4, 2020 by and between Shanghai Xincheng and Shanghai Guangcheng, Shanghai Xincheng agreed to grant to Shanghai Guangcheng a non-sublicensable, non-transferable and non-exclusive license of certain intellectual properties solely for Shanghai Guangcheng’s use. In exchange, Shanghai Guangcheng agrees to pay a royalty, at an amount that is agreed by both parties. The term of this agreement is ten years from the date of such agreement and will be automatically extended for another ten-year term unless it is terminated by three months’ written notice by the licensor.

Shareholders’ Voting Rights Proxy Agreement

Pursuant to the shareholders’ voting rights proxy agreement entered into on August 4, 2020, by and among Shanghai Xincheng, Shanghai Guangcheng, and then shareholders of Shanghai Guangcheng, such shareholders of Shanghai Guangcheng irrevocably authorized the person then designated by Shanghai Xincheng to exercise such shareholders’ rights in Shanghai Guangcheng, including without limitation, the power to participate in and vote at shareholders’ meetings, the power to nominate and appoint the directors, senior management, the power to propose to convene a shareholders’ meeting, and other shareholders’ voting rights permitted by the Articles of Association of Shanghai Guangcheng.

Equity Pledge Agreement

Pursuant to an equity pledge agreement entered on October 16, 2019, by and between Shanghai Xincheng, Shanghai Guangcheng, and then shareholders of Shanghai Guangcheng, as supplemented by an equity pledge agreement entered into on August 4, 2020, by and between Shanghai Xincheng, Shanghai Guangcheng, and Shanghai Chelin Information Technology Center (Limited Partnership), a then shareholder of Shanghai Guangcheng, such shareholders of Shanghai Guangcheng pledged all of their equity interests in Shanghai Guangcheng to Shanghai Xincheng, to guarantee the performance of Shanghai Guangcheng, and, to the extent applicable, such shareholders of Shanghai Guangcheng, or their obligations under the contractual arrangements of our VIEs. If Shanghai Guangcheng or such shareholders fail to perform their obligations under the contractual arrangement of our VIEs, Shanghai Xincheng will be entitled to, among other things, the right to sell the pledged equity interests in Shanghai Guangcheng. The shareholders of Shanghai Guangcheng also undertake that, during the term of the equity pledge agreement, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests without prior written consent of Shanghai Xincheng. As of the date of this annual report, the equity pledges under the share pledge agreements have been registered with the relevant PRC legal authority pursuant to PRC laws and regulations.

As of the date of this annual report, all equity pledges under the share pledge agreements by and between the shareholders of Nanjing Xingmu and Xingmu WFOE have been registered with the relevant PRC legal authority pursuant to PRC laws and regulations.

Exclusive Call Option Agreement

Pursuant to an exclusive call option agreement entered on August 4, 2020, by and between Shanghai Xincheng, Shanghai Guangcheng and then shareholders of Shanghai Guangcheng, such shareholders of Shanghai Guangcheng irrevocably and unconditionally granted Shanghai Xincheng an exclusive call option to purchase, or have its designated person(s) to purchase, at its discretion, all or part of the equity options in Shanghai Guangcheng. The purchase price shall be the lowest price permitted by applicable PRC laws and regulations. The shareholders of Shanghai Guangcheng undertake that, without the prior written consent of Shanghai Xincheng, they may not increase or decrease the registered capital or conduct any merger, transfer or dispose of their equity options and any other third party rights thereon, dispose of, or procure the management to dispose of, material assets of Shanghai Guangcheng, terminate or procure the management to terminate any material agreements or enter into any agreements in conflict with any existing material agreement, appoint or dismiss any director, supervisor or any other senior management which should be appointed or dismissed by such shareholders, procure Shanghai Guangcheng to declare or distribute any distributable profits or dividends, procure the winding-up, liquidation or dissolution of Shanghai Guangcheng, amend its articles of association or provide any loans to, or borrow any loans from, third parties or provide security or guarantee, or undertake any substantive obligations beyond the ordinary course of business. The exclusive call option agreement will remain effective until all equity options in Shanghai Guangcheng held by such shareholders are transferred or assigned to Shanghai Xincheng or its designated representatives.

Loan Agreement

Shareholders of Shanghai Guangcheng have entered into a loan agreement with Shanghai Xincheng on August 4, 2020. Pursuant to the loan agreement, Shanghai Xincheng provided such shareholders with a long-term interest-free loan. The proceeds from the loans were used for the investment in or general business development of Shanghai Guangcheng. The loans can be repaid by transferring the shareholders’ respective equity interests in Shanghai Guangcheng to Shanghai Xincheng or its designee.

Spousal Consent Letter

In addition to the contractual arrangements discussed above, each of the respective spouse of the individual shareholders of Nanjing Xingmu has executed an additional spousal consent letter which contains terms as described below. Pursuant to the spousal consent letters dated September 26, 2019, each of the respective spouse of the individual shareholders of Nanjing Xingmu, unconditionally and irrevocably agreed that the equity interest in Nanjing Xingmu held by and registered in the name of his/her spouse will be disposed of pursuant to the equity pledge agreement, the exclusive call option agreement and the shareholders’ voting rights proxy agreement. The spouse agreed not to assert any rights over the equity interest in Nanjing Xingmu held by his/her spouse. In addition, in the event that the spouse obtains any equity interest in Nanjing Xingmu held by his/her spouse for any reason, the spouse agreed to be bound by the contractual arrangements.

4.D. Property, Plant and Equipment

We are headquartered in Shanghai. As of March 31, 2021, we did not have any self-owned properties, and we leased sixteen properties with an aggregate GFA of approximately 43,995 square meters in China, which are primarily used for office building and warehouses. We believe our existing properties are adequate for current operational needs, but we expect to seek additional space to accommodate our future growth.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion may contain forward-looking statements about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under “Item 3. Key Information—Item 3.D. Risk Factors” and elsewhere in this annual report.

For the impact of foreign currency fluctuations on the company, and the extent to which foreign currency net investments are hedged by currency borrowing and other hedging instruments, please refer to, “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign exchange risk.”

5.A. Operating Results

General Factors Affecting Our Results of Operations

Our business and operating results are affected by a number of general factors in China’s pet industry, including:

•	China’s overall economic growth, level of urbanization and level of per capita disposable income;

•	China’s demographic shift in terms of rising numbers of no-kid families and aging population;

•	Development of China’s online retail market, such as the growing number of online shoppers, improved logistics infrastructure and increasing adoption of mobile payment;

•	Seasonality of China’s online retail market with increasing sales during the fourth quarter of each year;

•	Growing population of pets and pet parents and demand for quality pet products and services;

•	Increase in pet parents’ expenditure on pets, pet products and pet services; and

•	Market competition.

Unfavorable changes in any of these general factors could materially and adversely affect our business and our results of operations.

Specific Factors Affecting Our Results of Operations

Our ability to diversify product offerings and promote private label products

We will continue to diversify our product offerings and optimize our product mix catering to customers’ demands and drive profitability. For the fiscal year ended March 31, 2021, our GMV from sales of pet staple food, snacks and wet food, supplies and heath care products accounted for 47.6%, 11.1%, 13.4% and 27.9% of our total GMV, compared to 47.4%, 8.6%, 20.6% and 23.4% for the fiscal year ended March 31, 2020. Through diversifying our product source, we will continue to support the growth of emerging brands with attractive margin profiles, providing them with access to our broad user base and reliable fulfillment infrastructure. At the same time, we tend to have greater pricing power over these emerging brands compared to more established brands. Since our inception and up to March 31, 2021, we cooperated with 547 brand partners, and realized a GMV of RMB2,074.5 million (US$316.6 million) from sales of branded products for the fiscal year ended March 31, 2021.

In addition to third-party brands, we will further promote private label products and expand our product portfolio, from which we can realize higher gross margin compared to third-party brands. We have launched a number of private labels, including Yoken and Mocare, and will continue to accumulate data insights on customer behavior and tailor our private label product offerings accordingly. On March 31, 2021, approximately 3,309 SKUs of private label products were offered, accounting for approximately 16.6% of our total SKUs, compared to approximately 1,865 private label SKUs accounting for approximately 12.3% of our total SKUs on March 31, 2020. For the fiscal year ended March 31, 2021, we realized a GMV of RMB360.8 million from sales of our private label products, accounting for 14.8% of our total GMV, compared to a GMV of RMB367.0 million from sales of our private label products, accounting for 23.6% of our total GMV for the fiscal year ended March 31, 2020. Through working closely with our manufacturing partners, we expect to further improve the profitability of our private label products.

Our ability to expand and engage our user base

We will continue to expand our user base and strengthen user engagement to achieve sustainable growth. We aim to attract more users and maintain our vibrant community with rich and informative content offerings, intelligent content recommendation, and superior user experience. For example, we continuously attract more KOLs and produce more professionally generated pet-related content to diversify our content offerings. In addition, our users may interact with one another with the support of our platform’s wide array of innovative and appealing social functions. Such real-time interactions on our platform cultivate a strong sense of belonging, which we believe effectively increases our user stickiness. A large, engaging and loyal user base not only contributes to our diverse content offerings, but also brings us more business opportunities. Through diverse and informative content and interesting social interactions, we are able to incentivize more users to shop on our online sales platforms.

Our ability to use content to drive sales

We focus on developing our user-centric content-driven “discover and buy” model, and our results of operations in part depend on our ability to educate our users and convert users to buyers. With the help of social media tools and advanced data analytics, we are able to identify user preferences, new trends, unmet demands, and emerging brands, and create curated content accordingly. We then make customized product recommendations by linking the curated content to the relevant product page. We believe this content-driven approach will allow us to drive buyer engagement and recurring purchases.

Our ability to diversify our service offerings through strategic acquisitions and investments

We envision fostering a pet ecosystem around online sales platforms and expanding offline network, and have made strategic acquisitions and investments to expand our product and service offerings. Through our acquisition of Xingmu, a veterinary drug distributor in China, we have entered into China’s pet healthcare industry. We have also invested in PetDog, the largest pet store franchise in terms of number of pet stores and the largest training center for pet service professionals in terms of training service revenue in China as of 2019, according to Frost & Sullivan, to expand the outreach of professional pet service trainings to offline stores to improve the quality of their services. The business or financial performance of the companies we have acquired or invested in as well as our ability to successfully integrate these acquired businesses or investments with our existing business would impact our results of operations and financial conditions. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We have and may continue to invest in or acquire complementary assets, technologies and businesses, or enter into strategic alliances. Such efforts may fail and have in the past, and may continue to, result in equity or earnings dilution and materially and adversely affect our results of operations and financial condition.”

Key Components of Results of Operations

	For the fiscal year ended March 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for share and per share data)
Summary Consolidated Statements of Operations:
Net revenues:
Product sales	797,995	99.3	767,496	99.6	1,003,197	153,118	99.2
Online marketing and information services	5,836	0.7	2,741	0.4	7,788	1,189	0.8

Total net revenues	803,831	100.0	770,237	100.0	1,010,985	154,307	100.0
Total cost of revenues	(599,477)	(74.6)	(611,470)	(79.4)	(823,686)	(125,719)	(81.5)

Gross profit	204,354	25.4	158,767	20.6	187,299	28,588	18.5

Operating expenses:
Fulfillment expenses	(184,846)	(23.0)	(115,887)	(15.0)	(120,188)	(18,344)	(11.9)
Sales and marketing expenses	(157,482)	(19.6)	(128,387)	(16.7)	(160,201)	(24,451)	(15.8)
General and administrative expenses	(67,007)	(8.3)	(54,277)	(7.0)	(113,972)	(17,396)	(11.3)
Other income, net	3,851	0.5	2,398	0.3	1,067	163	0.1

Loss from operations	(201,130)	(25.0)	(137,386)	(17.8)	(205,995)	(31,440)	(20.4)

Interest income	114	0.0	400	0.1	17,553	2,679	1.7
Interest expense	(18,654)	(2.3)	(59,268)	(7.7)	(27,650)	(4,220)	(2.7)
Other gains (losses), net	(9,814)	(1.2)	6,984	0.9	11,332	1,730	1.1
Fair value change of derivative liabilities	(2,274)	(0.3)	13,345	1.7	11,369	1,735	1.1

Loss before income tax expenses	(231,758)	(28.8)	(175,925)	(22.8)	(193,391)	(29,516)	(19.1)
Income tax expenses	141	0.0	512	0.1	871	133	0.1
Share of result of equity investee	91	0.0	(520)	(0.1)	(696)	(106)	(0.1)

Net loss	(231,526)	(28.8)	(175,933)	(22.8)	(193,216)	(29,489)	(19.1)
Less: Net income attributable to the non-controlling interest shareholders	2,715	0.3	3,091	0.4	1,228	187	0.1

Net loss attributable to Boqii Holding Limited	(234,241)	(29.1)	(179,024)	(23.2)	(194,444)	(29,676)	(19.2)
Less: Accretion on the preferred shares to redemption value	(392,550)	(48.8)	(204,796)	(26.6)	120,873	18,449	12.0
Less: Accretion on redeemable non-controlling interests to redemption value	—	—	—	—	(138)	(21)	(0.0)
Less: Deemed dividend to preferred shareholders	(723)	(0.1)	(1,142)	(0.1)	(12,547)	(1,915)	(1.2)

Net loss attributable to Boqii Holding Limited’s ordinary shareholders	(627,514)	(78.1)	(384,962)	(50.0)	(86,256)	(13,163)	(8.5)
Net loss per share attributable to Boqii Holding Limited’s ordinary shareholders
Basic	(28.22)		(17.31)		(1.29)	(0.20)
Diluted	(28.22)		(17.31)		(1.29)	(0.20)
Weighted average number of ordinary shares
Basic	22,238,454		22,238,454		66,953,610	66,953,610
Diluted	22,238,454		22,238,454		66,953,610	66,953,610

Net Revenues

Net Revenues

The following table sets forth a breakdown of our net revenues, in absolute amounts and as percentages of total net revenues, for the periods indicated.

	For the Fiscal Year Ended March 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
	(unaudited)
Net revenues
Product sales	797,995	99.3	767,496	99.6	1,003,197	153,118	99.2
Online marketing and information services	5,836	0.7	2,741	0.4	7,788	1,189	0.8
Total net revenues	803,831	100.0	770,237	100.0	1,010,985	154,307	100.0

Product Sales. We offer a diverse selection of branded and private label pet food and other pet products. Net revenues from product sales are recognized upon customers’ receipt of the products. We generate a substantial majority of product sales revenues from sales of branded products. We also generate product sales revenues from sales of our private label products, including Yoken and Mocare. We generated a substantial majority of our product sales revenues from sales to retail customers. As we continued to expand our offline network, we also generated an increasing portion of our total product sales revenues from sales to offline pet stores and pet hospitals.

Online marketing and information services. We generate net revenues of online marketing and information services through the provision of online marketing and information services to brand owners. We help brand owners place advertisements and organize online and offline marketing campaigns featuring KOLs. We primarily charge our brand owners service fees for our online marketing and information services. Net revenues from online marketing and information services are recognized over the service period.

Cost of revenue

Our cost of revenue consists of cost of product sales and cost of online marketing and information services. Cost of product sales comprises procurements of products, brand partner rebates and inventory write-downs, which together accounted for 99.9%, 99.8% and 99.6% of our total cost of revenue for the fiscal years ended March 31, 2019, 2020 and 2021, respectively. Cost of online marketing and information services consists of advertising and promotion costs, employee wages and benefits in connection with our services to brand owners.

Gross profit and gross margin

We recorded gross profit of RMB204.4 million, RMB158.8 million and RMB187.3 million (US$28.6 million) for the fiscal years ended March 31, 2019, 2020 and 2021, respectively.

In the fiscal years ended March 31, 2019, 2020 and 2021, our overall gross margin was 25.4%, 20.6% and 18.5%. During the same period, the gross margin of product sales was 24.9%, 20.5% and 18.2%, and the gross margin of online marketing and information services was 95.1%, 65.8% and 56.2%.

We have endeavored to diversify our product offerings and promote private label products, which we believe generally had higher gross margin compared to that of branded products for the fiscal year ended March 31, 2019. Moreover, we plan to further improve the gross margin of private label products as our private label brands become more established. We are gradually making strategic adjustments to our product mix by reducing sales of certain products with high fulfillment expenses, such as the branded ones, to improve our net profit margin, and have offered private label products at discount to promote brand awareness and cultivate customer loyalty. Last but not least, as we continue to expand our pet-based ecosystem by driving sales to small and medium pet businesses, our gross margin may experience a short-term downward pressure as sales to such businesses typically carry a bigger ticket size per order and a lower gross margin profile.

Operating expenses

The following table sets forth a breakdown of our operating expenses, in absolute amounts and as percentages of our total operating expenses and as percentages of our total net revenues, for the periods indicated.

	For the Fiscal Year Ended March 31,
	2019			2020			2021
	RMB	% of total operating expenses	% of total revenue	RMB	% of total operating expenses	% of total revenue	RMB	US$	% of total operating expenses	% of total revenue
Operating expenses:
Fulfillment expenses	184,846	45.2	23.0	115,887	38.8	15.0	120,188	18,344	30.5	11.9
Sales and marketing expenses	157,482	38.5	19.6	128,387	43.0	16.7	160,201	24,451	40.6	15.8
General and administrative expenses	67,007	16.4	8.3	54,277	18.2	7.0	113,972	17,396	28.9	11.3
Total Operating expenses	409,335	100.0	50.9	298,551	100.0	38.7	394,361	60,191	100.0	39.0

Fulfillment expenses. Our fulfillment expenses consist primarily of warehousing, shipping and handling expenses for dispatching and delivering products to consumers, employee wages and benefits for the relevant personnel, customs clearance expenses and other related transaction costs. We will continue to improve our fulfillment and warehousing capabilities and reduce sales of certain products with high fulfillment expenses to improve our net profit margin. Moreover, with our increasing scale, we are able to gain more bargaining power with our brand partners, warehouses and delivery service providers, which will further improve the cost efficiency of our fulfillment process.

Sales and marketing expenses. Our sales and marketing expenses consist primarily of advertising expenses, third-party platforms commission fee, employee wages, rental expenses and benefits for sales and marketing staff, depreciation expenses and other daily expenses which are related to the sales and marketing functions. We expect to explore and leverage new cost-effective sales and marketing channels with high conversion rate, such as Red and Tiktok.

General and administrative expenses. Our general and administrative expenses consist primarily of employee wages and benefits for corporate employees and other expenses which are related to the general corporate functions. We expect to incur additional costs as a result of operating as a public company.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty.

There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

British Virgin Islands

Under the current laws of the British Virgin Islands, entities incorporated in the British Virgin Islands are exempted from income tax on their foreign-derived incomes in the British Virgin Islands. There are no withholding taxes in the British Virgin Islands.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, our subsidiaries incorporated in Hong Kong are subject to a two-tiered profits tax rate of 8.25% and 16.5% on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the us are not subject to any Hong Kong withholding tax.

PRC

Generally, our PRC subsidiaries, our VIEs and their subsidiaries are subject to enterprise income tax on their taxable income in the PRC at a rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. Boqii (Shanghai) Information Technology Co., Ltd. obtained High and New Technology Enterprises, or HNTE, status in 2019 and is thus eligible to enjoy a preferential tax rate of 15% from 2019 to 2024, to the extent it has taxable income under the Enterprise Income Tax Law of the PRC, or EIT Law. Boqii (Shanghai) Information Technology Co., Ltd. has been qualified as “Software Enterprises” and enjoys the preferential period for preferential tax treatments, and thus was exempted from corporate income tax in PRC in 2018 and 2019 and will be allowed a 50% tax reduction at a statutory rate of 25% from 2020 to 2022. Although Boqii (Shanghai) Information Technology Co., Ltd. is entitled to the tax preferential treatment under both High and New Technology Enterprises and Software Enterprises, it chooses to apply the preferential tax rate of “Software Enterprises.”

Our pet products sales revenues were subject to value-added tax at a rate of 17% before July 1, 2017, 17% from July 1, 2017 to April 30, 2018, and 16% from May 1, 2018 to March 31, 2019. Since April 1, 2019, our pet product sales revenues have been subject to value-added tax at a rate of 13%. Our pet foods sales revenues were subject to value-added tax at a rate of 13% before July 1, 2017, 11% from July 1, 2017 to April 30, 2018, and 10% from May 1, 2018 to March 31, 2019. Since April 1, 2019, our pet foods sales revenues have been subject to value-added tax at a rate of 9%. Our services revenues are subject to value-added tax at a rate of 6%.

Under the EIT Law and its Implementation Rules, subject to any applicable tax treaty or similar arrangement between the PRC and the jurisdiction where the shareholders of our PRC subsidiaries reside that provides for a different income tax arrangement, PRC withholding tax at the rate of 10% is normally applicable to dividends from PRC sources payable to the shareholders that are non-PRC resident enterprises, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business if the relevant income is not effectively connected with the establishment or place of business. Under the PRC Individual Income Tax Law and its implementation rules, dividends from sources within the PRC paid to foreign individual shareholders who are not PRC residents are generally subject to a PRC withholding tax at a rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties and PRC laws. Although majority of our business operations are based in the PRC, it is unclear whether dividends we pay with respect to our ordinary shares or ADSs would be treated as income derived from sources within the PRC and as a result be subject to PRC income tax if we were considered a PRC resident enterprise, as described below. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.”

If we or any of our subsidiaries outside of the PRC was deemed to be a “resident enterprise” under the EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.”

Critical Accounting Policies, Judgments and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the balance sheet dates and revenues and expenses during the reporting periods. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Basis of Consolidation

Our consolidated financial statements include the financial statements of us, our subsidiaries, the consolidated VIEs and VIEs’ subsidiaries for we are the primary beneficiary.

A subsidiary is an entity in which we, directly or indirectly, control more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A consolidated VIE is an entity in which we, or our subsidiaries, through a series of contractual arrangement, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore we or our subsidiaries are the primary beneficiary of the entity.

All transactions and balances among us, our subsidiaries, the consolidated VIEs and VIEs’ subsidiaries have been eliminated upon consolidation.

Business Combination and Non-Controlling Interests

We account for our business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805, Business Combinations. The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by us to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive loss as a bargain purchase gain. During the measurement period, which can be up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill or bargain purchase gain. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of comprehensive loss.

In a business combination achieved in stages, we re-measure the previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated statements of comprehensive loss.

When there is a change in ownership interests or a change in contractual arrangements that results in a loss of control of a subsidiary or consolidated VIE, we deconsolidate the subsidiary or consolidated VIE from the date control is lost. Any retained non-controlling investment in the former subsidiary or consolidated VIE is measured at fair value and is included in the calculation of the gain or loss upon deconsolidation of the subsidiary or consolidated VIE.

For our consolidated subsidiaries, VIEs and VIEs’ subsidiaries, non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to us as the controlling shareholder. Non-controlling interests are classified as a separate line item in the equity section of our consolidated balance sheets and have been separately disclosed in our consolidated statements of comprehensive loss to distinguish the interests from ours.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost elements of our inventories comprise the purchase price of products, brand partner rebates, shipping charges for product delivery from the brand partners when they are embedded in the purchase price. Cost is determined using the first-in first-out method. Provisions are made for excessive, slow moving, expired and obsolete inventories as well as for inventories with carrying values in excess of market. Certain factors could impact the realizable value of inventory, so we continually evaluate the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historical usage, inventory aging, expiration date, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, and other factors. The reserve or write-down is equal to the difference between the cost of inventory and the estimated net realizable value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory reserves or write-downs may be required that could negatively impact our gross margin and operating results. If actual market conditions are more favorable, we may have higher gross margin when products that have been previously reserved or written down are eventually sold.

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”) and subsequently, the FASB issued several amendments which amends certain aspects of the guidance in ASC 2014-09 (ASU No. 2014-09 and the related amendments are collectively referred to as “ASC 606”). According to ASC 606, revenue is recognized when control of the promised good or service is transferred to the customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services.

We adopted ASC 606 for all periods presented. Consistent with the criteria of Topic 606, we follow five steps for its revenue recognition: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation. Revenue arrangements with multiple performance obligations are divided into separate distinct goods or services. We allocate the transaction price to each performance obligation based on the relative standalone selling price of the goods or services provided. Our revenues are primarily derived from (i) product sales and (ii) online marketing and information services and other service.

When either party to a contract has performed, we present the contract in the statement of financial position as a contract asset or a contract liabilities, depending on the relationship between the entity’s performance and the customer’s payment. A receivable is recorded when we have an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. A contract asset is recorded when we have transferred products or services to the customer before payment is received or is due, and our right to consideration is conditional on future performance or other factors in the contract. No contract asset was recorded as of March 31, 2019 and 2020. Our contract liabilities consist of payments received or awards to customers (in the form of Boqii Beans) related to unsatisfied performance obligations at the end of the period. We have recognized RMB2.8 million, RMB5.0 million and RMB7.7 million of contract liabilities as revenue for the fiscal years ended March 31, 2019, 2020 and 2021. Our total unearned revenue was RMB3.9 million as of March 31, 2021.

Revenue is recorded net of value-added tax.

Revenue recognition policies for each type of revenue steam are as follows:

Sales of merchandise

We primarily sell pet products through online stores to individual online customers. Besides online sales, we also sell products through offline channels to its business customers and pet stores across the country. We recognize the product revenues from products sales on a gross basis as we are acting as a principal in these transactions. We have obtained control of the products before they are transferred to customers. We are primarily obligated in these transactions, is subject to inventory risk or has the ability to direct the use of inventory, and has latitude in establishing prices and selecting suppliers. Revenue is recognized when consumers physically accept the products after delivery, which is when the control of products is transferred, and is recorded net of return allowances and rebates to pet stores.

We also enter into arrangement with its business partners to sell their products on our online stores. We consider the arrangement meet the indicators of consignment arrangement under ASC 606-10-55-80, because (i) the business partners do not relinquish control of the products, even though we have physical possession of the goods. We do not control the underlying products, which are considered to be the business partners’ inventory until they are sold to the end consumers; (ii) the business partner retains the right to require the return of the goods held by us; (iii) we have no obligation to pay for the products that are in its physical possession; and (iv) we have no discretion in establishing prices of the products provided by its business partners. Upon successful sales, we will charge the business partners a negotiated amount or a fixed rate commission fee based on the sales amount. Commission revenues are recognized on a net basis at the point of consumers’ acceptance of products, net of return allowance.

Online marketing and information services and other revenue

We provide online marketing and information services to third-party on our various channels and third-party platforms, including but not limited to advertising placements, organizing online and offline marketing campaigns featuring social media influencers and circulating marketing messages to end consumers. With respect to our marketing services, length of the periods over which services are provided are generally within months or less, revenue from such arrangements is recognized ratably over the service period, as the third-party simultaneously consumes the benefits when the advertisement is displayed or the campaign is ongoing.

We also provide warehouse services. The warehouse services include warehousing, packaging, dispatching and other services. Revenue is primarily recognized when the services are rendered.

Share-Based Compensation

We follow ASC 718 to determine whether a share option should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees, management and nonemployees classified as equity awards are recognized in the financial statements based on their grant date fair values which are calculated using an option pricing model.

Employees’ share-based compensation awards are measured at the grant date fair value of the awards and recognized as expenses a) immediately at the grant date if no vesting conditions are required; or b) for sharebased awards granted with only service conditions, using the graded vesting method, net of estimated forfeitures, over the vesting period; or c) for share-based awards granted with service conditions and the occurrence of an initial public offering (“IPO”) as performance condition, cumulative share-based compensation expenses for the options that have satisfied the service condition should be recorded upon the completion of the IPO, using the graded vesting method.

Under ASC 718, we apply the Binominal option pricing model in determining the fair value of options granted. ASC 718 requires forfeiture rates to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expense is recorded net of estimated forfeitures such that expense is recorded only for those share-based awards that are expected to vest.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of March 31, and in between annual tests when an event occurs or circumstances change that could indicate that the asset 104 might be impaired. In accordance with the FASB guidance on “Testing of Goodwill for Impairment”, a company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If we decide, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the implied fair value of the reporting unit’s goodwill and the carrying amount of goodwill will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

Results of Operations

The following table summarizes our consolidated results of operations both in absolute amounts and as percentages of our total net revenues for the periods presented. The operating results in any historical period are not necessarily indicative of the results that may be expected for any future period.

	For the fiscal year ended March 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for share and per share data)
Summary Consolidated Statements of Operations:
Net revenues:
Product sales	797,995	99.3	767,496	99.6	1,003,197	153,118	99.2
Online marketing and information services	5,836	0.7	2,741	0.4	7,788	1,189	0.8

Total net revenues	803,831	100.0	770,237	100.0	1,010,985	154,307	100.0
Total cost of revenues	(599,477)	(74.6)	(611,470)	(79.4)	(823,686)	(125,719)	(81.5)

Gross profit	204,354	25.4	158,767	20.6	187,299	28,588	18.5

Operating expenses:
Fulfillment expenses	(184,846)	(23.0)	(115,887)	(15.0)	(120,188)	(18,344)	(11.9)
Sales and marketing expenses	(157,482)	(19.6)	(128,387)	(16.7)	(160,201)	(24,451)	(15.8)
General and administrative expenses	(67,007)	(8.3)	(54,277)	(7.0)	(113,972)	(17,396)	(11.3)
Other income, net	3,851	0.5	2,398	0.3	1,067	163	0.1

Loss from operations	(201,130)	(25.0)	(137,386)	(17.8)	(205,995)	(31,440)	(20.4)

Interest income	114	0.0	400	0.1	17,553	2,679	1.7
Interest expense	(18,654)	(2.3)	(59,268)	(7.7)	(27,650)	(4,220)	(2.7)
Other gains (losses), net	(9,814)	(1.2)	6,984	0.9	11,332	1,730	1.1
Fair value change of derivative liabilities	(2,274)	(0.3)	13,345	1.7	11,369	1,735	1.1

Loss before income tax expenses	(231,758)	(28.8)	(175,925)	(22.8)	(193,391)	(29,516)	(19.1)
Income tax expenses	141	0.0	512	0.1	871	133	0.1
Share of result of equity investee	91	0.0	(520)	(0.1)	(696)	(106)	(0.1)

Net loss	(231,526)	(28.8)	(175,933)	(22.8)	(193,216)	(29,489)	(19.1)
Less: Net income attributable to the non-controlling interest shareholders	2,715	0.3	3,091	0.4	1,228	187	0.1

Net loss attributable to Boqii Holding Limited	(234,241)	(29.1)	(179,024)	(23.2)	(194,444)	(29,676)	(19.2)
Less: Accretion on the preferred shares to redemption value	(392,550)	(48.8)	(204,796)	(26.6)	120,873	18,449	12.0
Less: Accretion on redeemable non-controlling interests to redemption value	—	—	—	—	(138)	(21)	(0.0)
Less: Deemed dividend to preferred shareholders	(723)	(0.1)	(1,142)	(0.1)	(12,547)	(1,915)	(1.2)

Net loss attributable to Boqii Holding Limited’s ordinary shareholders	(627,514)	(78.1)	(384,962)	(50.0)	(86,256)	(13,163)	(8.5)

Fiscal Year ended March 31, 2021 Compared to Fiscal Year ended March 31, 2020

Net revenues

Our net revenues were RMB1,011.0 million (US$154.3 million) for the fiscal year ended March 31, 2021, increasing by 31.3% from RMB770.2 million for the fiscal year ended March 31, 2020. The increase of our net revenues was primarily driven by the 30.7% increase in the net revenues generated from our product sales from RMB767.5 million for the fiscal year ended March 31, 2020 to RMB1,003.2 million (US$153.1 million) for the fiscal year ended March 31, 2021, primarily due to to the continued organic growth of our business, coupled by the recovery of China’s economy from Covid-19. In line with the increase in net revenues for the fiscal year ended March 31, 2021, our GMV increased during the same period compared to the fiscal year ended March 31, 2020.

Net revenues generated from our online marketing and information services increased by 184.1% from RMB2.7 million for the fiscal year ended March 31, 2020 to RMB7.8 million (US$1.2 million) for the fiscal year ended March 31, 2021, primarily because we terminated certain traditional advertisement services and strategically shifted toward more innovative forms of online advertising.

Cost of revenue

Our cost of revenue was at RMB823.7 million (US$125.7 million) for the fiscal year ended March 31, 2021, increasing by 34.7% from RMB611.5 million for the fiscal year ended March 31, 2020, which was in line with our business growth.

Gross profit

As a result of our strategic shifts in product mix and warehousing arrangements discussed above, our overall gross profit increased by 18.0% from RMB158.8 million for the fiscal year ended March 31, 2020 to RMB187.3 million (US$28.6 million) for the fiscal year ended March 31, 2021, and our overall gross margin decreased from 20.6% for the fiscal year ended March 31, 2020 to 18.5% for the fiscal year ended March 31, 2021. In addition, our overall gross margin decreased mainly because our increased proportion of revenue from Boqii Mall, where we provide more favorable pricing for our valued users and more interaction opportunities. For additional information about our different inventory models including the consignment model, see “Item 4 information on the Company—4.B. Business Overview—Business—Supply Chain Management.” We believe this strategic shift allowed us to further optimize our product mix and focus on developing long-term relationships with our brand partners to drive sustainable growth and profitability in the future.

Operating expenses

Our operating expenses increased by 32.1% from RMB298.6 million for the fiscal year ended March 31, 2020 to RMB394.4 million (US$60.2 million) for the fiscal year ended March 31, 2021 for the following reasons:

Fulfillment expenses

Our fulfillment expenses slightly increased by 3.7% from RMB115.9 million for the fiscal year ended March 31, 2020 to RMB120.2 million (US$18.3 million) for the fiscal year ended March 31, 2021. Our fulfillment expenses as a percentage of total revenues were 11.9%, down from 15.0% in the fiscal year 2020. The decrease was mainly due to: (i) the improved utilization of warehouses by adjusting inventory mix; (ii) relocation of warehouses across China to be more cost-efficient; and (iii) lower delivery service prices through renegotiation with third-party delivery service providers.

Sales and marketing expenses

Our sales and marketing expenses increased by 24.8% from RMB128.4 million for the fiscal year ended March 31, 2020 to RMB160.2 million (US$24.5 million) for the fiscal year ended March 31, 2021. Our sales and marketing expenses as a percentage of total revenue were 15.8%, down from 16.7% in the fiscal year 2020. The decrease was mainly due to the lower customer acquisition cost, as we employed more cost-efficient channels and generated more revenue from Boqii Mall, where the customer acquisition cost is minimal.

General and administrative expenses

Our general and administrative expenses increased by 110.0% from RMB54.3 million for the fiscal year ended March 31, 2020 to RMB114.0 million (US$17.4 million) for the fiscal year ended March 31, 2021. Our general and administrative expenses as a percentage of total revenue were 11.3%, compared to 7.0% in the fiscal year 2020. The increase was primarily due to share-based compensation expense and one-off IPO related expense. For the fiscal year 2020 and 2021, the share-based compensation expenses were nil and RMB 42.1 million, respectively and one-off IPO related expenses were RMB 2.5 million and RMB 10.3 million, respectively.

Other Income, net

We had other income, net of RMB1.1 million (US$0.2 million) for the fiscal year ended March 31, 2021 which was mainly attributable to government subsidies for the period therein.

Loss from operations

As a result of the foregoing, our loss from operations increased by 49.9% from RMB137.4 million for the fiscal year ended March 31, 2020 to RMB206.0 million (US$31.4 million) for the fiscal year ended March 31, 2021.

Interest income

Our interest income was RMB17.6 million (US$2.7 million) for the fiscal year ended March 31, 2021, compared to RMB0.4 million for the fiscal year ended March 31, 2020, which was primarily generated from our bank deposits and the receivable for issuance of ordinary shares.

Interest expense

Our interest expense decreased by 53.3% from RMB59.3 million for the fiscal year ended March 31, 2020 to RMB27.7 million (US$4.2 million) for the fiscal year ended March 31, 2021, primarily due to a 78.1% decrease in the amortization charges on promissory notes from RMB53.8 million for the fiscal year ended March 31, 2020 to RMB11.8 million (US$1.8 million) for the fiscal year ended March 31, 2021, due to the extinguishment of certain promissory notes during the fiscal year ended March 31, 2021.

Other gains (losses), net

We recorded other gains, net of RMB11.3 million (US$1.7 million) for the fiscal year ended March 31, 2021 due to the reimbursement from a depositary bank amounting to RMB6.6 million and gain on disposal of certain other debts amounting to RMB 6.8 million, and recorded other losses, net of RMB7.0 million for the fiscal year ended March 31, 2020 primarily due to foreign exchange loss of RMB0.3 million for the fiscal year ended March 31, 2020 the exercise of some warrants and promissory notes, reflecting the difference of RMB10.5 million between the total carrying value of certain extinguished liabilities and the total fair value of the issued 1,089,265 Series D-1 preferred shares and 963,139 Series D-2 preferred shares to Superb Origin International Limited.

Net loss

As a result of the foregoing, our net losses increased by 9.8% to RMB193.2 million (US$29.5 million) for the fiscal year ended March 31, 2021 from RMB175.9 million for the fiscal year ended March 31, 2020.

Fiscal Year Ended March 31, 2020 Compared to Fiscal Year Ended March 31, 2019

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Fiscal Year Ended March 31, 2020 Compared to Fiscal Year Ended March 31, 2019” beginning on page 108 of our prospectus filed with the Securities and Exchange Commission on September 29, 2020 pursuant to Rule 424(b)(5) under the Securities Act (Securities Act File No. 333-248641) incorporated by reference into this annual report.

Recent Accounting Pronouncements

For detailed discussion on recent accounting pronouncements, see Note 2(af) to our consolidated financial statements included elsewhere in this annual report.

5.B Liquidity and Capital Resources

Cash flows and working capital

Cash flows and working capital

The following table sets forth a summary of our cash flows for the periods indicated:

	For the fiscal year ended March 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Net cash flows used in operating activities	(206,224)	(165,912)	(252,300)	(38,507)
Net cash flows used in investing activities	(22,562)	(75,056)	(11,057)	(1,687)
Net cash flows generated from financing activities	199,313	295,032	648,491	98,979
Net increase/(decrease) in cash and cash equivalents	(29,473)	54,064	385,134	58,785
Cash and cash equivalents at beginning of the year	50,207	27,217	88,352	13,485
Effects of foreign exchange rate changes on cash and cash equivalents	6,483	7,071	(12,703)	(1,940)
Cash and cash equivalents at the end of the period	27,217	88,352	460,783	70,330

Our principal source of liquidity has been cash generated from historical financing activities. As of March 31, 2019, 2020 and 2021, we had RMB27.2 million, RMB88.4 million and RMB292.2 million (US$44.6 million) in cash, cash equivalents and restricted cash, respectively. Our cash and cash equivalents consist primarily of cash on hand and demand deposits placed with banks and third party payment processors, which are unrestricted as to withdrawal or use, have original maturities of three months or less at the time of purchase and are readily convertible to known amounts of cash and our restricted cash mainly represents secured deposits held in designated bank accounts as security for payment processing. Our cash, cash equivalent and restricted cash are primarily denominated in Renminbi.

We had a working capital deficit, which is total current assets deducted by total current liabilities, of RMB32.8 million (US$4.6 million) as of March 31, 2020, and a positive working capital of RMB478.2 million (US$73.0 million) as of March 31, 2021. Historically, we have not been profitable or generated positive operating cash flows. As of March 31, 2021, our total current liabilities were RMB216.6 million (US$33.1 million), which primarily included short-term borrowings, accounts payable, accrued liabilities and other current liabilities, derivative liabilities and other debts, current. We recorded RMB85.6 million (US$13.1 million) in short-term borrowings as of March 31, 2021. Our short-term borrowings are generally repayable within one year and are used to provide working capital for our daily operations. We recorded RMB71.8 million (US$11.0 million) in accounts payable as of March 31, 2021. A substantial majority of our accounts payable is due to brand partners, with a credit period between 30 to 60 days. We recorded RMB30.1 million (US$4.6 million) in accrued liabilities and other current liabilities as of March 31, 2021. Our accrued liabilities and other current liabilities primarily include logistics expenses payables, accrued advertising expenses, advances from customers, payable for investment, refund obligation of sales returns, professional service fee accruals and others. We recorded RMB10.0 million (US$1.5 million) in derivative liabilities as of March 31, 2021. We assessed the embedded warrants along with the conversion features in Series D Notes, Series D-2 CW Notes and Series D-2 DL Notes, and concluded that all of these are required to be bifurcated and accounted for separately as derivative liabilities. Working capital constraints have in the past and may continue to constrain our ability to grow revenues and have a negative impact on ability to repay current liabilities. In addition, the COVID-19 outbreaks may materially and adversely affect our ability to raise additional capital in future and our liquidity. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Our Industry—We have significant working capital requirements and have historically experienced working capital deficits. If we continue to experience such working capital deficits in the future, our business, liquidity, financial condition and results of operations may be materially and adversely affected.”

We prudently manage our working capital to support our business and operations. In terms of financing activities, we have been actively seeking additional credit facilities and we are likely to raise capital through private placements to investors to improve our liquidity position.

For details, see Note 21 and Note 28 to our consolidated financial statements included elsewhere in this annual report. In terms of business operations, we will (i) continue to develop our paid membership program, where customers prepay for our services, (ii) work closely with our brand partners to optimize our payment terms, and (iii) collaborate with certain financial institutions to develop supply chain financing products. We do not expect any significant capital expenditure in the foreseeable future.

We believe that, with the additional financial resources obtained, our current cash, cash equivalents and short-term investments and borrowings will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to issue debt or equity securities or obtain additional credit facilities. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. Issuance of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

As a holding company with no material operations of our own, we conduct a substantial majority of our operations through our PRC subsidiaries and our VIEs in China. We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries in China through capital contributions or loans, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our subsidiaries in China may provide Renminbi funding to our VIEs only through loans. See “Regulation—Regulations on Foreign Exchange,” “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries and to make loans to our VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business” and “Use of Proceeds.” The ability of our subsidiaries in China to make dividends or other cash payments to us is subject to various restrictions under PRC laws and regulations. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.”

Operating activities

Net cash used in operating activities was RMB247.5 million (US$37.8 million) for the fiscal year ended March 31, 2021. The difference between our net loss of RMB193.2 million (US$29.5 million) and the net cash used in operating activities for the fiscal year ended March 31, 2021 was primarily attributed to (i) an increase in prepayments and other current assets of RMB48.9 million (US$7.5 million), resulting from the growth of our business, (ii) an increase in inventories of RMB38.8 million (US$5.9 million), and (iii) a decrease in accounts payable of RMB22.0 million (US$3.4 million), partially offset by (i) one-off shared-based compensation expense of RMB55.0 million (US$8.4 million) in the fiscal year ended March 31, 2021, and (ii) interest expense of other debts of RMB21.6 million (US$3.3 million) in the fiscal year ended March 31, 2021.

Net cash used in operating activities was RMB165.9 million (US$23.5 million) in the fiscal year ended March 31, 2020. The difference between our net loss of RMB175.9 million (US$24.9 million) and the net cash used in operating activities in the fiscal year ended March 31, 2020 was primarily attributed to (i) interest expense of other debts of RMB53.9 million (US$7.6 million) primarily due to the amortization charges on promissory notes as we issued additional promissory notes in the fiscal year ended March 31, 2020, (ii) a decrease in inventories of RMB15.5 million (US$2.2 million), as we improved the efficiency of supply chain management and inventory turnover, and (iii) amortization of right-of-use assets of RMB15.7 million (US$2.2 million), partially offset by (i) a decrease in accounts payable of RMB19.5 million (US$2.8 million), (ii) a decrease in operating lease liabilities of RMB18.2 million (US$2.6 million), and (iii) an increase in accounts receivable of RMB16.0 million (US$2.3 million).

Net cash used in operating activities was RMB206.2 million in the fiscal year ended March 31, 2019. The difference between our net loss of RMB231.5 million and the net cash used in operating activities in the fiscal year ended March 31, 2019 was primarily attributed to (i) amortization of right-of-use assets of RMB17.9 million due to the adoption of ASC 842 from April 1, 2018, (ii) interest expense of other debts of RMB17.1 million primarily due to an increase in the amortization charges on promissory notes as we issued additional promissory notes in the fiscal year ended March 31, 2019, (iii) a decrease in inventories of RMB14.5 million, and (iv) a decrease in amounts due from related parties of RMB13.3 million, partially offset by (i) a decrease in operating lease liabilities of RMB19.3 million due to the adoption of ASC 842 from April 1, 2018, and (ii) a decrease in accounts payable of RMB15.8 million, which was in line with our business growth.

Investing activities

Net cash used in investing activities was RMB184.4 million (US$28.1 million) for the fiscal year ended March 31, 2021, which was primarily attributed to short-term investments of RMB168.5 million (US$25.7 million).

Net cash used in investing activities was RMB75.1 million (US$10.6 million) in the fiscal year ended March 31, 2020, which was primarily attributed to (i) acquisitions of long-term investments of RMB50.0 million (US$7.1 million), and (ii) loans receivables advanced to a third party of RMB37.7 million (US$5.3 million), partially offset by repayments on loans receivables from a third party of RMB12.0 million (US$1.7 million).

Net cash used in investing activities was RMB22.6 million in the fiscal year ended March 31, 2019, which was primarily attributed to (i) loans receivables advanced to a third party of RMB11.9 million, and (ii) acquisitions of long-term investments of RMB10.7 million, partially offset by repayments on loans receivables from a third party of RMB2.5 million.

Financing activities

Net cash generated from financing activities was RMB648.5 million (US$99.0 million) for the fiscal year ended March 31, 2021 which was primarily attributed to (i) the proceeds from issuance of convertible redeemable preferred shares, net of issuance costs of RMB354.8 million (US$54.2 million), (ii) the proceeds from the initial public offering, net of underwriter discounts and commissions and other offering costs paid of RMB393.7 million (US$60.1 million), partially offset by repayments of other debts of RMB130.8 million (US$20.0 million).

Net cash generated from financing activities was RMB295.0 million (US$41.8 million) in the fiscal year ended March 31, 2020, which was primarily attributed to the proceeds from borrowing of RMB162.5 million (US$23.0 million) and proceeds from issuance of other debts (net of issuance costs) of RMB134.9 million (US$19.1 million).

Net cash generated from financing activities was RMB199.3 million in the fiscal year ended March 31, 2019, which was primarily attributed to the proceeds from issuance of other debts (net of issuance costs) of RMB139.3 million and proceeds from issuance of convertible redeemable preferred shares (net of issuance costs) of RMB68.1 million.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with purchase of fixed assets, including electronic equipment, office equipment and vehicles, and intangible assets. Our capital expenditures were RMB2.0 million, RMB1.2 million and RMB6.5 million (US$1.0 million) for the fiscal years ended March 31, 2019, 2020 and 2021 and year ended March 31, 2021, respectively. We intend to fund our future capital expenditures with our existing cash balance and proceeds from our initial public offering.

5.C. Research and Development

Our strong technology and data capabilities enable us to deliver superior user experience and increase our operational efficiency. See “Item 4. Information on the Company—4.B. Business Overview—Our Technology.”

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended March 31, 2021 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

5.E. Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

5.F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of March 31, 2021:

	Payments Due by Period
	Total	Within 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(RMB in thousands)
Borrowings	153,641	85,566	68,075	—	—
Interests payable	4,176	3,378	798	—	—
Operating leases commitments	33,156	11,213	12,426	6,568	2,949

Total	190,973	100,157	81,299	6,568	2,949

The borrowings and interests payable represent our borrowings from commercial banks or other financial institutions for our working capital and the corresponding interests payable.

5.G. Safe harbor

See “Forward-Looking Information.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Hao (Louis) Liang	42	Director, Chairman and Chief Executive Officer
Yingzhi (Lisa) Tang	41	Director, co-Chief Executive Officer and Chief Financial Officer
Di (Jackie) Chen	39	Director and Senior Vice President
Noorsurainah Tengah	39	Independent Director
Dong Li	44	Independent Director
Leaf Hua Li	44	Independent Director
Ying (Christina) Zhang	37	Co-Chief Financial Officer
Lijun Zhou	39	Senior Vice President
Chao Guo	37	Senior Vice President
Kai Fang	43	Senior Vice President

Hao (Louis) Liang has served as our Director, Chairman and Chief Executive Officer since 2012, and is currently in charge of our overall strategic planning and management. Mr. Liang has 14 years of experience in management and strategy, and deep understanding of internet, pet and media industries. Prior to joining us, Mr. Liang was the chief operational officer of PPLive Inc., director of Tencent Video and one of the earliest product managers of QQ. Mr. Liang obtained his bachelor’s degree in computer science from Guilin Electronic Technology University.

Yingzhi (Lisa) Tang has served as our Director and our co-Chief Executive Officer and Chief Financial Officer since 2012, and is currently in charge of our private labels business, online community, MCN & content marketing, external cooperation and human resources management. Ms. Tang has 13 years of experience in internet, pet, media industries and expertise in financial investment and mergers and acquisitions. Prior to joining us, Ms. Tang was the marketing director of PPLive Inc. and the head of Tencent’s business services department. Ms. Tang obtained her bachelor’s degree in computer science from Tongji University.

Di (Jackie) Chen has served as our Director and our Senior Vice President since 2012, and is currently in charge of our procurement, warehouse management and private labels business. Mr. Chen has over 13 years of experience in manufacturing, supply chain management and operations, as well as pet industries. Prior to joining us, Mr. Chen was the product director of Beijing Love Dog Network Technology Co., Ltd. and founder of Nanjing Aiqi Pet Hospital. Mr. Chen obtained his bachelor’s degree in animal medicine from Nanjing Agricultural University. Mr. Chen is also a licensed veterinarian.

Noorsurainah Tengah has served as our Director since 2020 and is designated as our Independent Director on the date of this annual report. Ms. Tengah has over 14 years of working experience in investment. She has served as head of Alternative Asset Division in Brunei Investment Agency since December 2019. Ms. Tengah obtained her master’s degree in Finance and Economics from Manchester Business School and her bachelor’s degree in Economics from International Islamic University.

Leaf Hua Li starts serving as our Independent Director on the date of this annual report. Mr. Li is the founder of Futu Holdings Limited (NASDAQ: FUTU) and has served as the chairman of its board of directors and chief executive officer since its inception. Mr. Li has rich experience and expertise in the technology and internet sectors in China. Before founding Futu Holdings Limited, Mr. Li had served in several senior management roles at Tencent, including the head of Tencent’s multi-media business and its innovation center. Mr. Li joined Tencent in 2000 and was the 18th founding employee of Tencent. He was an early and key research and development participant of Tencent QQ. Mr. Li was also the founder of Tencent Video and led the product design and development of Tencent Video. Mr. Li invented 23 international and domestic patents while working at Tencent. In 2008, Mr. Li was presented the “Innovative Talent Award” by the municipal government of Shenzhen, Guangdong. Mr. Li obtained his bachelor’s degree in computer science and technology from Hunan University.

Dong Li starts serving as our Independent Director on the date of this annual report. Mr. Li has served as an independent director of GreenTree Hospitality Group Ltd. (NYSE: GHG) since March 2018. Mr. Li currently serves as the chief financial officer of Ximalaya, Inc. Prior to joining Ximalaya, Inc in September 2019, Mr. Li served as the chief financial officer for several companies, including OneSmart International Education Group Limited (NYSE: ONE) from 2017 to 2019, Pegasus Media Group Limited from 2016 to 2017, and Ecovacs Robotics Holdings Limited (SHA: 603486) from 2015 to 2016. From 2008 to 2015, Mr. Li worked as an associate and later vice president in investment banking at Bank of America Merrill Lynch and ICBC International in Hong Kong. Prior to that, Mr. Li worked in KPMG’s auditing practice group from 1999 to 2006 in its Beijing and Silicon Valley offices, respectively. Mr. Li obtained a bachelor’s degree in accounting from School of Economics and Management, Tsinghua University, as well as a master’s degree in business administration in finance from Kellogg School of Management, Northwestern University. Mr. Li is a member of the Chinese Institute of Certified Public Accountants and the Certified General Accountants Association of Canada.

Ying (Christina) Zhang has served as our co-Chief Financial Officer since 2013, and is currently in charge of our financial reporting, internal control and capital management. Ms. Zhang has 13 years of experience in financial management, audit, investment and financing business. Prior to joining us, Ms. Zhang worked at KPMG and CVCapital. Ms. Zhang obtained her bachelor’s degree in materials science from Fudan University.

Lijun Zhou has served as our Assistant Vice President since 2017, and is currently in charge of our procurement and supply chain management. Mr. Zhou has 15 years of experience in manufacturing and supply chain management and operations. Mr. Zhou used to serve as our supply chain procurement manager and director of supply chain center. Mr. Zhou obtained his bachelor’s degree in mental materials science and engineering from Jiamusi University.

Chao Guo has served as our Senior Vice President since 2019, and is currently in charge of management of Nanjing Xingmu. Mr. Guo has 15 years of experience in pet healthcare industry. Prior to joining us, Mr. Guo served as the technician of Qianyuanhao Nanjing Biopharmaceutical Factory, salesman of Zhongmu Nanjing Animal Pharmaceutical Co., Ltd. Mr. Guo serves as the general manager of Nanjing Xingmu since 2013. Mr. Guo obtained his bachelor’s degree in biotechnology from Jiangsu Ocean University.

Kai Fang has served as our Senior Vice President since 2021. Mr. Fang has about 15 years of work experience in top global financial institutions and deep knowledge in corporate finance and international capital markets. Mr. Fang is skilled at strategic planning and execution of capital markets strategies for companies. Prior to joining us, Mr. Fang worked in Citadel, BofA Merrill Lynch, China Renaissance, and Citic CLSA. Mr. Fang obtained his BS degree from Peking University and MBA degree from University of Chicago.

6.B. Compensation

For the fiscal year ended March 31, 2021, we paid an aggregate of RMB2.0 million (US$0.3 million) in cash to our executive officers, and we did not pay any cash compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and our VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our directors and executive officers, see “—Share Incentive Plan.”

Employment Agreements and Indemnification Agreements

We have entered into an employment agreement with each of our executive officers. Each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer. We may also terminate an executive officer’s employment without cause upon advance written notice. In such case of termination by us other than for cause, we will pay an additional amount to the executive officer as provided by applicable law. The executive officer may resign at any time with an advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use all non-public information relating to the business, financial condition and other aspects of us and our customers, users and suppliers, and may not disclose such non-public information for any purpose other than to fulfill his or her responsibilities in the best interest of the Company except otherwise authorized by us. In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment.

We have also entered into an indemnification agreement with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Share Incentive Plan

Amended and Restated 2018 Global Share Plan

As of the date of this annual report, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the Amended and Restated 2018 Global Share Plan is 8,987,836. As of the date of this annual report, options to purchase 6,812,176 ordinary shares, excluding those having been forfeited, have been issued by us, of which options to purchase 1,299,954 shares have been exercised. Such ordinary shares have been be re-designated as Class A ordinary shares on a one-on-one basis immediately prior to the completion of our initial public offering.

The following paragraphs summarize the key terms of the Amended and Restated 2018 Global Share Plan.

Types of Awards. The Amended and Restated 2018 Global Share Plan permits the awards of options, including incentive stock option and non-statutory stock option and rights to purchase restricted shares, including Reg S share purchase right and share purchase right other than a Reg S share purchase right.

Plan Administration. The Amended and Restated 2018 Global Share Plan shall be administered by the Board or our chief executive officer. Subject to applicable law, the administrator may delegate limited authority to specified officers of our company to execute on behalf of the Company any instrument required to effect an award previously granted by the administrator.

Eligibility. Our employees, directors and consultants (together, as “service provider”) are eligible to participate in the Amended and Restated 2018 Global Share Plan. Generally, only service providers that are not U.S. persons, or trusts established in connection with any of our employee benefit plan for the benefit of such a service provider, shall be eligible for the grant of Reg S options and Reg S share purchase rights. Non-statutory stock options that are not designated as Reg S options and share purchase rights that are not designated as Reg S share purchase rights may be granted to service providers only. Incentive stock options may be granted to employees only. Any awards granted to consultants that are intended to comply with and qualify under Rule 701 promulgated under the Securities Act may only be granted to natural persons who meet the applicable requirements under the Securities Act. A service provider who owns more than 10% of the total combined voting power of all classes of outstanding securities of Boqii Holding Limited or any of its parent or subsidiary shall not be eligible for the grant of an incentive stock option unless otherwise specified under the Amended and Restated 2018 Global Share Plan, and notwithstanding any contrary provision of Amended and Restated 2018 Global Share Plan, a service provider located in California is eligible to receive only awards that comply with certain requirements under the Amended and Restated 2018 Global Share Plan.

Designation of Award. Each award under the Amended and Restated 2018 Global Share Plan is designated in an award agreement, which is a written agreement evidencing the grant of an award executed by our company and the grantee, including any amendments thereto.

Conditions of Award. The board of directors or the chief executive officer shall determine the terms and conditions of each award including, but not limited to, the exercise price, the purchase price, the exercise conditions, the repurchase or redemption rights, vesting acceleration or waiver of forfeiture restrictions, and restriction or limitation regarding any award or shares relating thereto.

Terms of Award. The term of each award is stated in the award agreement between our company and the grantee of such award, and shall not exceed ten years from the date of grant.

Transfer Restrictions. Unless otherwise determined by the administrator and so provided in the applicable award agreement (or be amended to provide), no award shall be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner (whether by operation of law or otherwise) other than by will or applicable laws of descent and distribution or (except in the case of an incentive stock option) pursuant to a domestic relations order, and shall not be subject to execution, attachment, or similar process, and each award may be exercised, during the lifetime of the participant only by the participant.

Change in Control. In the event that our company is a party to a change in control (whether structured as a merger, share purchase, scheme of arrangement or other similar transaction), outstanding awards and shares acquired under the Amended and Restated 2018 Global Share Plan shall be subject to the definitive agreement covering such change in control, which need not treat all outstanding awards in an identical manner.

Amendment or Termination. The administrator of the Amended and Restated 2018 Global Share Plan may at any time amend, alter, suspend, or terminate the Amended and Restated 2018 Global Share Plan.

The following table summarizes, as of the date of this annual report, the number of ordinary shares underlying outstanding options that we granted to our directors and executive officers but have not been exercised under the Amended and Restated 2018 Global Share Plan. As of the date of this annual report, options to purchase 1,299,954 shares have been exercised by our directors and executive officers, which have been be re-designated as Class A ordinary shares on a one-on-one basis immediately prior to the completion of our initial public offering.

	Ordinary Shares Underlying Options Granted	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Hao (Louis) Liang	*	0.10 to 4.13	various dates from September 27, 2012 to March 18, 2020	various dates from September 26, 2022 to March 17, 2030
Yingzhi (Lisa) Tang	*	0.10 to 4.13	various dates from September 27, 2012 to October 10, 2020	various dates from September 26, 2022 to October 9, 2030
Di (Jackie) Chen	*	0.10 to 4.13	various dates from September 27, 2012 to March 18, 2020	various dates from September 26, 2022 to March 17, 2030
Noorsurainah Tengah Dong Li Leaf Hua Li	—	—	—	—
Ying (Christina) Zhang		0.0001 to 4.13	various dates from May 10, 2014 to October 10, 2020	various dates from May 9, 2024 to October 9, 2030
Lijun Zhou	*	1.4 to 4.13	various dates from May 10, 2014 to March 18, 2020	various dates from May 9, 2024 to March 17, 2030
Chao Guo	—	—	—	—
Kai Fang	*	4.13	April 16, 2021	April 15, 2031

All directors and executive officers as a group	1,961,889	0.0001 to 4.13	various dates from September 27, 2012 to April 16, 2021	various dates from September 26, 2022 to April 15, 2031

Notes:

* Less than 1% of our total outstanding shares.

As of the same date, other grantees as a group hold options to purchase 4,150,333 ordinary shares, which was redesignated as Class A ordinary shares on a one-on-one basis immediately prior to the completion of our initial public offering, with exercise prices ranging from US$0.0001 per share to US$4.13 per share. None of such options have been exercised as of the date of this annual report.

For discussions of our accounting policies and estimates for awards granted pursuant to the Amended and Restated 2018 Global Share Plan, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies, Judgments and Estimates— Share-based Compensation.”

6.C. Board Practices

Board of Directors

Our board of directors consist of six directors, including three independent directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided that (a) such director declares the nature of his interest at the meeting of the board at which the question of entering into the contract or arrangement is first considered, if he knows his interest then exists, or in any other case at the first meeting of the board after he knows that he is or has become so interested, and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the board of directors

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under our board of directors and have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Dong Li and Mr. Leaf Hua Li. Mr. Dong Li is the chairman of our audit committee. We have determined that each of Mr. Dong Li and Mr. Leaf Hua Li satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Securities Exchange Act of 1934. We have determined that Mr. Dong Li qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent registered public accounting firm; and

•	reporting regularly to the board of directors.

Compensation Committee. Our compensation committee consists of Mr. Hao (Louis) Liang, Mr. Dong Li and Ms. Yingzhi (Lisa) Tang, and is chaired by Mr. Hao (Louis) Liang. We have determined that Mr. Dong Li satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our executive officers. Our executive officer may not be present at any committee meeting during which such executive officer’s performance or compensation is deliberated upon. The compensation committee is responsible for, among other things:

•	reviewing and approving the compensation for our executive officers;

•	reviewing and evaluating periodically the management succession plan in consultation with the chief executive officer;

•	reviewing any incentive compensation or equity plans, programs or similar arrangements;

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration of all factors relevant to that person’s independence from management; and

•	reporting periodically to the board of directors.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Hao (Louis) Liang, Mr. Leaf Hua Li and Ms. Noorsurainah Tengah, and is chaired by Mr. Hao (Louis) Liang. We have determined that each of Ms. Noorsurainah Tengah and Mr. Leaf Hua Li satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	recommending nominees to the board for membership on the board and its committees pursuant to the terms of the Post-IPO MAA effective upon the completion of our initial public offering;

•	leading and overseeing self-evaluation of the board at least annually to determine whether it and its committees are functioning effectively;

•	recommending criteria for the selection of candidates to the board of directors and its committees;

•

selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

•	developing and recommending to the board of directors the code of business conduct and ethics; and

•	overseeing and setting compensation for our directors.

Duties and Functions of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonable prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. In accordance with our Post-IPO MAA, the functions and powers of our board of directors include, among others, (i) convening shareholders’ annual general meetings and extraordinary general meetings and reporting its work to shareholders at such meetings, (ii) declaring dividends, (iii) appointing officers and determining their terms of offices and responsibilities, and (iv) approving the transfer of shares of our company, including the registering of such shares in our register of members.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board. Each director is not subject to a term of office and holds office until such time as his successor takes office or until the earlier of his death, resignation or removal from office by ordinary resolution or the affirmative vote of a simple majority of the other directors present and voting at a board meeting. In accordance with our Post-IPO MAA, a director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors generally; (ii) dies or is found by our company to be or become of unsound mind; (iii) resigns by notice in writing to our company; (iv) is prohibited by law or NYSE rules from being a director; or (v) is removed from office pursuant to any other provisions of our Post-IPO MAA.

Interested Transactions

A director may, subject to any separate requirement for audit committee approval under applicable law or applicable NYSE rules, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

6.D. Employees

We had 315 and 325 full-time employees as of March 31, 2020 and 2021. All of our full-time employees are based in China. The following table sets forth the number of our employees by function as of March 31, 2021.

Function	Number of employees
Fulfillment	32
Sales and marketing	120
General and administrative	173

Total	325

Additionally, we also had 225 outsourced workers as of March 31, 2021, of whom, 48 primarily support our customer services and 177 primarily support our fulfillment services.

Our success depends on our ability to attract, motivate, train and retain qualified personnel. We have fostered a friendly and productive work culture that encourages self-development and collaboration. We believe we offer our employees competitive compensation packages consisting of base salary and various performance bonuses. As a result, we have generally been to attract and retain qualified personnel and maintain a stable core management team.

As required by regulations in China, we participate in housing fund and various employee social security plans that are organized by applicable local governments, including medical insurance, childbirth insurance, workplace injury insurance, unemployment benefit plans and pension benefit plans, under which we make contributions at specified percentages of the salaries of our employees.

We maintain a good working relationship with our employees, and as of the date of this annual report, we have not experienced any material labor disputes. Some of our employees are represented by labor unions

6.E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2021, by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on 67,542,837 ordinary shares issued and outstanding as of March 31, 2021, including (i) 54,505,108 Class A ordinary shares, and (ii) 13,037,729 Class B ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned as of March 31, 2021
	Class A ordinary shares		Class B ordinary shares		Total ordinary shares on an as-converted basis		Percentage of aggregate voting power***
	Number	%	Number	%	Number	%
Directors and Executive Officers:**†
Hao (Louis) Liang(1)	290,332	0.5	8,314,160	63.8	8,604,492	12.6	52.7
Yingzhi (Lisa) Tang(2)	375,371	0.7	4,345,475	33.3	4,720,846	6.9	27.6
Di (Jackie) Chen(3)	275,371	0.5	378,094	2.9	653,465	1.0	2.5
Noorsurainah Tengah	—	—	—	—	—	—	—
Dong Li	—	—	—	—	—	—	—
Leaf Hua Li	—	—	—	—	—	—	—
Ying (Christina) Zhang	*	*	—	—	*	*	*
Lijun Zhou	*	*	—	—	*	*	*
Chao Guo	*	*	—	—	*	*	*
Kai Fang	*	*	—	—	*	*	*
All directors and executive officers as a group	7,423,856	13.5	13,037,729	100.0	20,461,585	30.0	84.6
Principal Shareholders:
Merchant Tycoon Limited(1)(2)(3)	—	—	13,037,729	100.0	13,037,729	19.2	82.6
CMB (4)	10,340,839	18.6	—	—	10,340,839	15.1	3.3
GS Investment Strategies, LLC(5)	6,387,266	11.6	—	—	6,387,266	9.4	2.0
CW PETS Limited(6)	6,197,747	11.3	—	—	6,197,747	9.1	2.0
Apsaras Legend Limited(7)	5,112,641	9.3	—	—	5,112,641	7.5	1.6
Raumier Limited(8)	4,842,587	8.8	—	—	4,842,587	7.1	1.5
Chong Li’s Entities(9)	4,841,138	8.8	—	—	4,841,138	7.1	1.6

Notes:

*	Less than 1% of our total outstanding shares.
**

For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 62,814,761, being the number of ordinary shares on an as-converted basis issued and outstanding as of the date of this annual report, and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this annual report.

***

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to 20 votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

†	The business address of our executive officers is Building 9, No. 388, Shengrong Road, Pudong New District, Shanghai 201210, People’s Republic of China.
(1)

Represents an aggregate of 8,604,492 as-converted ordinary shares, consisting of (i) 8,314,160 as-converted ordinary shares held by Merchant Tycoon Limited, a limited liability company incorporated under the laws of the British Virgin Islands; and (ii) 290,332 ordinary shares underlying share options held by Hao (Louis) Liang that are exercisable within 60 days after the date of this annual report. Hao (Louis) Liang holds 63.77% of equity interest in Merchant Tycoon Limited. The registered address of Merchant Tycoon Limited is Trinity Chambers, PO Box 4301, Road Town, Tortola, British Virgin Islands. Based on the terms of governing documents of Merchant Tycoon Limited, Hao (Louis) Liang disclaims beneficial ownership of the ordinary shares beneficially owned by Yingzhi (Lisa) Tang and Di (Jackie) Chen through their respective shareholding in Merchant Tycoon Limited.

(2)

Represents an aggregate of 4,720,846 as-converted ordinary shares, consisting of (i) 4,345,475 as-converted ordinary shares held by Merchant Tycoon Limited, a limited liability company incorporated under the laws of the British Virgin Islands; and (ii) 375,371 ordinary shares underlying share options held by Yingzhi (Lisa) Tang that are exercisable within 60 days after the date of this annual report. Yingzhi (Lisa) Tang holds 33.33% of equity interest in Merchant Tycoon Limited. The registered address of Merchant Tycoon Limited is Trinity Chambers, PO Box 4301, Road Town, Tortola, British Virgin Islands. Based on the terms of governing documents of Merchant Tycoon Limited, Yingzhi (Lisa) Tang disclaims beneficial ownership of the ordinary shares beneficially owned by Hao (Louis) Liang and Di (Jackie) Chen through their respective shareholding in Merchant Tycoon Limited.

(3)

Represents an aggregate of 653,465 as-converted ordinary shares, consisting of (i) 378,094 as-converted ordinary shares held by Merchant Tycoon Limited, a limited liability company incorporated under the laws of the British Virgin Islands; and (ii) 275,371 ordinary shares underlying share options held by Di (Jackie) Chen that are exercisable within 60 days after the date of this annual report. Di (Jackie) Chen holds 2.9% of equity interest in Merchant Tycoon Limited. The registered address of Merchant Tycoon Limited is Trinity Chambers, PO Box 4301, Road Town, Tortola, British Virgin Islands. Based on the terms of governing documents of Merchant Tycoon Limited, Di (Jackie) Chen disclaims beneficial ownership of the ordinary shares beneficially owned by Hao (Louis) Liang and Yingzhi (Lisa) Tang through their respective shareholding in Merchant Tycoon Limited.

(4)

Representing an aggregate of 10,340,839 as-converted ordinary shares consisting of (i) 3,085,675 as-converted ordinary shares held by CMBI Private Equity Series SPC (acting for and on behalf of Internet Retail Fund I SP), a segregated portfolio company incorporated under the laws of Cayman Islands, which is ultimately controlled by China Merchants Bank Co., Limited (HKG: 3968). The registered address of CMBI Private Equity Series SPC is 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KYI-1002, Cayman Islands; (ii) 6,637,584 as-converted ordinary shares held by Shanghai Qiji Technology LLP., a limited liability company incorporated under the laws of the People’s Republic of China, which is ultimately controlled by China Merchants Bank Co., Limited (HKG: 3968). The registered address of Shanghai Qiji Technology LLP. is 2A, No. 1200, Pudong Avenue, Pilot Free Trade Zone, Shanghai, People’s Republic of China; and (iii) 617,580 as-converted ordinary shares issuable upon the exercise of the Series D-3 warrant granted to CMB International Capital Management (Shenzhen) Co., Ltd., a limited liability company incorporated under the laws of the People’s Republic of China, which is ultimately controlled by China Merchants Bank Co., Limited (HKG: 3968). Such Series D-3 warrant is exercisable by CMB International Capital Management (Shenzhen) Co., Ltd. or its designated affiliate within 60 days after the date of this annual report. The registered address of CMB International Capital Management (Shenzhen) Co., Ltd. is Room 201, Building A, Qianwan First Road, Qianhai Shengan Cooperation Zone, Shenzhen, the People’s Republic of China.

(5)

Represents an aggregate of 6,387,266 as-converted ordinary shares consisting of (i) 3,832,360 as-converted ordinary shares held by Private Opportunities (Mauritius) I Limited, a limited partnership incorporated under the laws of Mauritius; and (ii) 2,554,906 as-converted ordinary shares held by Global Long Short Partners Mauritius I Ltd, a limited partnership incorporated under the laws of Mauritius. GS Investment Strategies, LLC, a limited liability company incorporated under the laws of Delaware, is the investment manager of Private Opportunities (Mauritius) I Limited and Global Long Short Partners Mauritius I Ltd, and is wholly owned by GSAM Holdings LLC, a limited liability company incorporated under the laws of Delaware, which is wholly owned by The Goldman Sachs Group, Inc., a corporation incorporated under the laws of Delaware. The registered address of Private Opportunities (Mauritius) I Limited and Global Long Short Partners Mauritius I Ltd is Level 3, Alexander House, 35 Cybercity, Ebene, Mauritius.

(6)

Represents 6,197,747 as-converted ordinary shares held by CW PETS Limited, a limited liability company incorporated under the laws of the British Virgin Islands, in which Chengwei Capital HK Limited holds 100.0% equity interest and ultimately controlled by Eric Li. The registered address of CW PETS Limited is P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

(7)

Represents 5,112,641 as-converted ordinary shares held by Apsaras Legend Limited, a limited liability company incorporated under the laws of the British Virgin Islands, ultimately controlled by Fengjin Jiang.

The registered address of Apsaras Legend Limited is Woodbourne Hall, P.O. Box 3162, Road Town, Tortola, British Virgin Islands.

(8)

Represents 4,842,587 as-converted ordinary shares held by Raumier Limited, a limited liability company incorporated under the Companies (Jersey) Laws, in which Premier Circle Limited holds 50% equity interest and Second Circle Limited holds 50% equity interest. The registered address of Raumier Limited is 26 New Street, St Helier, Jersey, JE2 3RA.

(9)

Represents an aggregate of 4,841,138 as-converted ordinary shares, consisting of (i) 4,591,045 as-converted ordinary shares held by Perfect Deal Global Limited, a limited liability company incorporated under the laws of the British Virgin Islands, in which Chong Li holds 100.0% equity interest. The registered address of Superb Origin International Limited is Trinity Chambers, PO Box 4301, Road Town, Tortola, British Virgin Islands; and (ii) 250,094 as-converted ordinary shares held by DL Capital Holding Limited, a limited liability company incorporated under the laws of the British Virgin Islands, in which Chong Li holds 100.0% equity interest. The registered address of DL Capital Holding Limited is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Island.

As of the date of this annual report, none of our issued and outstanding ordinary shares or preferred shares is held by record holders in the United States. Other than Private Opportunities (Mauritius) I Limited, which is controlled by The Goldman Sachs Group, Inc., none of our other shareholders has informed us that it is affiliated with a member of Financial Industry Regulatory Authority, or FINRA. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. None of our shareholders has different voting rights from other shareholders as of the date of this annual report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — 6.E. Share Ownership.” The company’s major shareholders do have different voting rights than the other shareholders.

7.B. Related Party Transactions

Contractual Arrangements

See “Our History and Corporate Structure” for a description of the contractual arrangements by and among our PRC subsidiaries, our VIEs and the shareholders of our VIEs.

Shareholders Agreement

See “Description of Share Capital—Shareholders Agreement.”

Terms of Directors and Officers

See “Item 6. Directors, Senior Management and Employees—6.C. Board Practices—Terms of Directors and Officers.”

Other Related Party Transactions

The table below sets forth the major related parties and their relationships with the Company as of March 31, 2019, 2020 and 2021:

Name of related parties	Relationship with the Company
Nanjing Xingmu	An equity investee of the Company before November 1, 2019
Nanjing Animal Pharmaceutical	An equity investee of the Company
Shanghai Yichong	An equity investee of the Company
Wuhan Chunzhijin	An equity investee of the Company
Beijing Petdog	An available-for-sale debt investee that the Company has significant influence
Yingzhi (Lisa) Tang	A senior management of the Company
Di (Jackie) Chen	A senior management of the Company
Ying (Christina) Zhang	A senior management of the Company
Fei Wang	A senior management of the Company
Yan Jiang	A senior management of the Company

Details of related party transactions and balances as of March 31, 2020 and 2021 are as follows:

The Company believes that the terms of the agreements with the related parties are comparable to the terms in arm’s-length transactions with third party customers and suppliers.

Transactions with related parties

	Year Ended March 31, 2019	Year Ended March 31, 2020	Year Ended March 31, 2021
	RMB	RMB	RMB
Sales of goods

Beijing Petdog	—	2,316	—

Online marketing and information services

Beijing Petdog	—	315	410

Purchase of merchandise

Nanjing Xingmu (a)	2,533	751	—
Nanjing Animal Pharmaceutical	—	45	250

	2,533	796	250

Loans granted to related parties

Nanjing Animal Pharmaceutical	—	1,000	500
Wuhan Chunzhijin (b)	—	—	5,690
Yan Jiang	17,848	—	200
Ying (Christina) Zhang	—	152	—
Di (Jackie) Chen	—	785	—
Fei Wang (c)	—	—	500

	17,848	1,937	6,890

Staff advances

Yingzhi (Lisa) Tang	—	—	10
Di (Jackie) Chen	528	6	—

	528	6	10

Advances provided to related parties

Nanjing Animal Pharmaceutical	—	—	2,073
Wuhan Chunzhijin	2,720	3,350	—

	2,720	3,350	2,073

Loans granted from related parties

Yingzhi (Lisa) Tang (d)	5,014	1,450	—
Di (Jackie) Chen (e)	—	1,250	—
Yan Jiang (f)	—	9,000	—

	5,014	11,700	—

Amounts due from related parties

	As of March 31, 2019	As of March 31, 2020	As of March 31, 2021
	RMB	RMB	RMB

Trade receivables from related parties

Beijing Petdog	—	1,564	—

Prepayments to related parties

Nanjing Animal Pharmaceutical	—	—	2,023
Nanjing Xingmu	138	—	—

	138	—	2,023

Other receivables from related parties

Wuhan Chunzhijin	3,795	2,481	7,295

Loans to related parties
Nanjing Animal Pharmaceutical	—	1,000	500
Yingzhi (Lisa) Tang	—	—	10
Yan Jiang	—	—	200
Di (Jackie) Chen (g)	—	785	785
Ying (Christina) Zhang	—	152	152
Fei Wang (h)	—	—	500

	—	1,937	2,147

Amounts due to related parties

	As of March 31, 2019	As of March 31, 2020	As of March 31, 2021
	RMB	RMB	RMB

Trade payables to related parties

Nanjing Animal Pharmaceutical	—	45	874

	As of March 31, 2019	As of March 31, 2020	As of March 31, 2021
	RMB	RMB	RMB
Advances from related parties

Beijing Petdog	—	—	36
Wuhan Chunzhijin	150	—	—

	150	—	36

Long-term loan from related parties

Yingzhi (Lisa) Tang (i)	1,015	2,521	—
Yan Jiang (j)	—	9,000	—

	1,015	11,521	—

Notes:

(a)

In December 2019, Nanjing Xingmu entered into a twelve-month interest free loan agreement with Nanjing Agricultural Pharmaceutical for a principal amount of RMB1 million. This loan was early repaid in May 2020. In June 2020, Nanjing Xingmu entered into another twelve-month interest free loan agreement with Nanjing Agricultural Pharmaceutical for a principal amount of RMB0.5 million. As of March 31, 2021, the outstanding principal amount under this agreement was RMB0.5 million.

(b)	From April 2020 to January 2021, the Company entered into several interest free loans with Wuhan Chunzhijin for a total principal of RMB5.7 million.
(c)

In January 2021, the Company entered into a one-year loan agreement with Fei Wang, for a principal amount of RMB0.5 million, bearing an interest rate of 4% per annum. This Loan was pledged by 515,000 stock options owned by Fei Wang.

(d)	In September 2019, the Company obtained a two-year loan of RMB1.5 million from Yingzhi (Lisa) Tang, bearing an interest rate of 9.0% per annum. The loan was early repaid in December 2020.

In November 2018, Yingzhi (Lisa) Tang advanced RMB4 million to the Company, which was repaid by the Company in the same month.

In July 2018, the Company obtained a forty-month loan of US$0.15 million (RMB1 million) from Yingzhi (Lisa) Tang, bearing an interest rate of 6.0% per annum. The loan was early repaid in January 2021.

(e)	In October 2019, Di (Jackie) Chen advanced RMB1.25 million to the Company, which was repaid by the Company in the same month.
(f)	In September 2019, the Company obtained a two-year loan of RMB9 million from Yan Jiang, bearing an interest rate of 9.0% per annum. The loan was early repaid in December 2020.
(g)

In December 2019, the Company entered into a twelve-month interest free loan agreement with, Di (Jackie) Chen, for a principal amount of RMB0.7 million. In December 2020, the loan contract was renewed for another one year.

(h)

In January 2021, the Company entered into a one-year loan agreement with Fei Wang, for a principal amount of RMB0.5 million, bearing an interest rate of 4% per annum. This Loan was pledged by 515,000 stock options owned by Fei Wang.

(i)

In July 2018, the Company entered into a forty-month loan agreement with Yingzhi (Lisa) Tang, for a principal amount of US$0.15 million (RMB1.0 million), bearing an interest rate of 6% per annum. The loan was early repaid in January 2021.

In September 2019, the Company entered into another two-year loan agreement with Yingzhi (Lisa) Tang, for the principal amounts of RMB1.5 million, bearing an interest rate of 9% per annum. The loan was early repaid in December 2020.

(j)	The balance as of December 31, 2019 represented a two-year loan of RMB9 million due to Yan Jiang, bearing an interest rate of 9.0% per annum. The loan was early repaid in December 2020.

Contractual Arrangements with Our VIEs and Our VIEs’ Respective Shareholders

See “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with Our VIEs and Our VIEs’ Respective Shareholders.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.”

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Litigation

From time to time, we may be subject to legal proceedings and claims arising in the ordinary course of our business. As of the date of this prospectus, we were not involved in any litigation, arbitration or administrative proceedings pending or, to our knowledge, threatened against us that could have a material and adverse effect on our business, financial condition or results of operations.

Dividend Policy

We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our ordinary shares or the ADSs representing our Class A ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are an exempted company incorporated in the Cayman Islands with limited liability. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Related to Dividend Distribution.”

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant. If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other Than Equity Securities—12.D. American Depositary Shares.”

8.B. Significant Changes

Except as otherwise disclosed in this report, we have not experienced any significant changes since the date of our audited consolidated financial statements included herein.

ITEM 9. THE OFFER AND LISTING

9.A. Offering and Listing Details

Our ADSs have been listed on the New York Stock Exchange since September 30, 2020 under the symbol “BQ.” Each ADS represents 0.75 of our Class A ordinary shares.

9.B. Plan of Distribution

Not applicable.

9.C. Markets

Each ADS represents 0.75 of our Class A ordinary shares. Our ADSs have been listed on the New York Stock Exchange since September 30, 2020. Our ADSs trade under the symbol “BQ.”

9.D. Selling Shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not applicable.

10.B. Memorandum and Articles of Association

We are an exempted company incorporated under the laws of the Cayman Islands and our affairs are governed by our Post-IPO MAA, as amended and restated from time to time, and Companies Act (As Revised) of the Cayman Islands, and the common law of the Cayman Islands.

We incorporate by reference into this annual report our Post-IPO MAA, the form of which was filed as Exhibit 3.2 to our registration statement on Form F-1 (File Number 333-248641) filed with the Securities and Exchange Commission on September 8, 2020, as amended. Our shareholders adopted our Post-IPO MAA by a special resolution in September 2019, which became effective immediately prior to completion of our initial public offering of ADSs representing our ordinary shares.

The following are summaries of material provisions of our Post-IPO MAA and the Companies Act insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is at the offices of Vistra (Cayman) Limited, P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands

According to Clause 3 of our Post-IPO MAA, the objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by any law as provided by the Companies Act (As Revised) or as the same may be revised from time to time, or any other law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

General. Holders of ordinary shares will have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of members (shareholders). We may not issue share to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to our Post-IPO MAA and the Companies Act. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Our Post-IPO MAA provide that dividends may be declared and paid out of our profits, realized or unrealized, or out of the share premium account or as otherwise permitted by the Statute, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any person who is not a founder or an affiliate of a founder, or upon a change of beneficial ownership of any Class B ordinary shares as a result of which any person who is not a founder or an affiliate of a founder becomes a beneficial owner of such Class B ordinary shares, each of such Class B ordinary shares will be automatically and immediately converted into one Class A ordinary share.

Voting Rights. Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members. Each Class A ordinary share shall be entitled to one vote on all matters subject to vote at general and special meetings of our company and each Class B ordinary share shall be entitled to 20 votes on all matters subject to vote at general and special meetings of our company.

A quorum required for a meeting of shareholders consists of one or more shareholders holding a majority of all votes attaching to the issued and outstanding shares entitled to vote at general meetings, which shall include Merchant Tycoon Limited and any other entity that holds shares on behalf of and is jointly controlled by our Founders present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. As an exempted company incorporated in the Cayman Islands, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our Post-IPO MAA provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our board of directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the Listing Rules at the NYSE. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of our shareholders may be called by a majority of our board of directors or our chairman or upon a requisition of any one or more of our shareholders who together hold shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our Post-IPO MAA do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least thirty (30) calendar days is required for the convening of our annual general meeting and other general meetings unless such notice is waived in accordance with our articles of association.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution also requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. A special resolution will be required for important matters such as a change of name or making changes to our Post-IPO MAA.

Transfer of Ordinary Shares. Subject to the restrictions in our Post-IPO MAA as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the NYSE, be suspended and the register closed at such times and for such periods as our board of directors may, in their absolute discretion, from time to time determine, provided always that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid up share capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them. Any distribution of assets or capital to a holder of ordinary share will be the same in any liquidation event.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 calendar days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by or by an ordinary resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our Post-IPO MAA. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if we have has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time our share capital is divided into different classes or series of shares (and as otherwise determined by the directors), the rights attached to any class or series of shares may, subject to any rights or restrictions for the time being attached to any class or series of shares, only be materially adversely varied or abrogated with the consent in writing of the holders of not less than two-thirds of the issued shares of that class or series or with the sanction of a special resolution at a separate meeting of the holders of the shares of the class or series by two-thirds of the votes cast at such a meeting. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association, our register of mortgages and charge, and any special resolution passed by our shareholders). However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Issuance of Additional Shares. Our Post-IPO MAA authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent authorized but unissued.

Our Post-IPO MAA also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-Takeover Provisions. Some provisions of our Post-IPO MAA may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of us.

10.C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this annual report.

10.D. Exchange Controls

The Cayman Islands currently has no exchange control regulations or currency restrictions. See “Item 4. Information of the Company—4.B. Business Overview—Regulation—Regulations Related to Foreign Exchange.”

10.E. Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

In terms of material tax consequences in the Cayman Islands, there are no other taxes likely to be material to us or holders of the ADSs or ordinary shares levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. Payments of dividends and capital in respect of the ADSs or ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ADSs or ordinary shares, nor will gains derived from the disposal of the ADSs or ordinary shares be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Under the PRC EIT Law, which became effective on January 1, 2008 and most recently amended on December 29, 2018, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation regulations to the PRC EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

In addition, the SAT Circular 82 issued by the SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: (a) senior management personnel and departments that are responsible for daily production, operation and management; (b) financial and personnel decision making bodies; (c) key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and (d) half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Our company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located outside the PRC. As such, we do not believe that our company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. In terms of material tax consequences to ADS holders, if the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders (including the ADS holders). In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares, if such gains are treated as derived from a PRC source. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC individual income tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.”

Material U.S. Federal Income Tax Considerations

The following are material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of the ADSs or Class A ordinary shares, but this discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to own ADSs or Class A ordinary shares.

The following applies only to a U.S. Holder that holds the ADSs or Class A ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not address all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including the alternative minimum tax, the Medicare contribution tax on net investment income and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	regulated investment companies;

•	dealers or traders in securities that use a mark-to-market method of tax accounting;

•	persons holding ADSs or Class A ordinary shares as part of a straddle, integrated or similar transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes and their partners;

•	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

•	persons that acquired ADSs or Class A ordinary shares as compensation;

•	persons that own or are deemed to own ADSs or Class A ordinary shares representing 10% or more of our voting power or value; or

•	persons holding ADSs or Class A ordinary shares in connection with a trade or business outside the United States.

If a partnership (or other entity that is classified as a partnership for U.S. federal income tax purposes) owns ADSs or Class A ordinary shares, the U.S. federal income tax treatment of a partner will depend on the status of the partner and the activities of the partnership. Partnerships owning ADSs or Class A ordinary shares and their partners should consult their tax advisers as to their particular U.S. federal income tax consequences of owning and disposing of ADSs or Class A ordinary shares.

The following is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the United States and the PRC, or the Treaty, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. The following assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

As used herein, a “U.S. Holder” is a person that is for U.S. federal income tax purposes a beneficial owner of the ADSs or Class A ordinary shares and is:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

A U.S. Holder that owns ADSs generally will be treated as the owner of the underlying Class A ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying Class A ordinary shares represented by those ADSs.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ADSs or Class A ordinary shares in their particular circumstances.

Taxation of Distributions

Subject to the passive foreign investment company rules described below, distributions paid on the ADSs or Class A ordinary shares, other than certain pro rata distributions of ADSs or Class A ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions will be reported by financial intermediaries to U.S. Holders as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations, dividends paid on our ADSs to certain non-corporate U.S. Holders will be taxable at a favorable rate, provided that we are not a PFIC for our taxable year in which the dividend is paid or the preceding year. Non-corporate U.S. Holders should consult their tax advisers to determine whether the favorable rate will apply to dividends they receive and whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s, or in the case of ADSs, the depositary’s, receipt. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars on such date. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the amount received. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “—People’s Republic of China Taxation,” dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty in the case of a U.S. Holder that is eligible for Treaty benefits) will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct such PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the relevant taxable year.

Sale or Other Taxable Disposition of ADSs or Class A Ordinary Shares

Subject to the passive foreign investment company rules described below, a U.S. Holder will recognize capital gain or loss on a sale or other taxable disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized on the sale or disposition and the U.S. Holder’s tax basis in the ADSs or Class A ordinary shares disposed of, in each case as determined in U.S. dollars. Such gain or loss will be long-term capital gain or loss if at the time of the sale or disposition the U.S. Holder has owned the ADSs or Class A ordinary shares for more than one year. Long-term capital gains recognized by non-corporate U.S. Holders are subject to tax rates that are lower than those applicable to ordinary income. The deductibility of capital losses is subject to limitations.

As described in “—People’s Republic of China Taxation”, gains on the sale of ADSs or Class A ordinary shares may be subject to PRC taxes. A U.S. Holder is entitled to use foreign tax credits to offset only the portion of its U.S. federal income tax liability that is attributable to foreign-source income. Because under the Code capital gains of U.S. Holders would be treated as U.S.-source income, this limitation will preclude a U.S. Holder from claiming a credit for all or a portion of any PRC taxes imposed on any such gains, unless the U.S. Holder has sufficient non-U.S. source income from other investments against which the U.S. Holder could credit the PRC tax subject to applicable limitations. However, U.S. Holders that are eligible for the benefits of the Treaty may be able to elect to treat the gain as PRC-source and therefore claim foreign tax credits in respect of PRC taxes on such gain. Proposed Treasury regulations, if finalized in their current form, may impose additional limitations on the creditability of any PRC tax on disposition gains. U.S. Holders should consult their tax advisers regarding their eligibility for the benefits of the Treaty and the creditability or deductibility of any PRC tax on disposition gains in their particular circumstances.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is generally a passive asset for these purposes. Goodwill (the value of which may be determined by reference to the excess of the sum of the corporation’s market capitalization and liabilities over the value of its assets) is generally characterized as an active asset to the extent it is associated with business activities that produce active income.

Based on the manner in which we conduct our business, the composition of our income and assets, and the value of our assets (including goodwill), we do not believe that we were a PFIC for our taxable year ended on March 31, 2021. However, our PFIC status for any taxable year is an annual determination that can be made only after the end of that year. Our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of the ADSs, which could be volatile). We hold a substantial amount of cash and therefore may become a PFIC if our market capitalization declines significantly. Moreover, it is not entirely clear how the contractual arrangements between us, our VIEs and their nominal shareholders will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIEs are not treated as owned by us for these purposes. In addition, the extent to which our goodwill should be characterized as an active asset is not entirely clear. Accordingly, there can be no assurance that we will not be a PFIC for our current or any future taxable year.

If we were a PFIC for any taxable year and any entity in which we own or are deemed to own equity interests (including our subsidiaries and VIEs) were also a PFIC (any such entity, a “Lower-tier PFIC”), U.S. Holders would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the next paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holder did not receive any proceeds of those distributions or dispositions.

If we were a PFIC for any taxable year during which a U.S. Holder owned ADSs or Class A ordinary shares, and unless the mark-to-market election described in the subsequent paragraph applies, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of its ADSs or Class A ordinary shares would be allocated ratably over its holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any taxable year on its ADSs or Class A ordinary shares exceeded 125% of the average of the annual distributions on the ADSs or Class A ordinary shares received during the preceding three taxable years or the U.S. Holder’s holding period, whichever is shorter, such distributions would be subject to taxation in the same manner. If we were a PFIC for any taxable year during which a U.S. Holder owned ADSs or Class A ordinary shares, we would continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owned the ADSs or Class A ordinary shares, even if we ceased to meet the threshold requirements for PFIC status, unless the U.S. Holder made a timely “deemed sale” election, in which case any gain on the deemed sale would be taxed under the PFIC rules described above.

Alternatively, if we were a PFIC and if the ADSs were “regularly traded” on a “qualified exchange,” a U.S. Holder of ADSs could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs would be treated as regularly traded for any calendar year in which more than a de minimis quantity of the ADSs were traded on a qualified exchange on at least 15 days during each calendar quarter. The NYSE, where the ADSs are listed, is a qualified exchange for this purpose. If a U.S. Holder of ADSs makes the mark-to-market election, the U.S. Holder will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year to the extent of the net amount of income previously included as a result of the mark-to-market election. If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If a U.S. Holder makes the mark-to-market election, distributions paid on ADSs will be treated as discussed under “—Taxation of Distributions” above (but subject to the discussion in the immediately subsequent paragraph). U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances. In particular, U.S. Holders should consider carefully the impact of a mark-to-market election with respect to their ADSs given that we may have Lower-tier PFICs, and there is no provision in the Code, Treasury regulations or other official guidance that would permit U.S. Holders to make a mark-to-market election with respect to any Lower-tier PFIC or otherwise provide relief from the PFIC rules with respect to any Lower-tier PFIC.

If we were a PFIC (or with respect to a particular U.S. Holder were treated as a PFIC) for a taxable year of ours in which we paid a dividend or for the prior taxable year, the favorable tax rate described above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If we were a PFIC for any taxable year during which a U.S. Holders owned any ADSs or Class A ordinary shares, subject to certain limited exceptions set forth in applicable Treasury regulations the U.S. Holder would be required to file annual reports with the Internal Revenue Service. U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC for any taxable year and the potential application of the PFIC rules to their ownership of ADSs or Class A ordinary shares.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” and (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against its U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Certain U.S. Holders who are individuals (or certain specified entities) may be required to report information relating to their ownership of Class A ordinary shares or non-U.S. accounts through which ADSs or Class A ordinary shares are held. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to ADSs and Class A ordinary shares.

10.F. Dividends and Paying Agents

Not applicable.

10.G. Statement by Experts

Not applicable.

10.H. Documents on Display

We previously filed with the SEC registration statement on Form F-1 (File Number 333- 248641), as amended, including annual report contained therein, to register additional securities that become effective immediately upon filing, to register our ordinary shares in relation to our initial public offering. We also filed with the SEC related registration statement on Form F-6 (File Number 333- 333-248968) to register our ADSs.

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed with the SEC, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will furnish The Bank of New York Mellon, the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

10.I Subsidiary information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign exchange risk

Foreign currency exchange rate risk

In July 2005, the PRC government changed its decades-old policy of pegging the value of RMB to US$, and RMB appreciated more than 20% against US$ over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between RMB and US$ remained within a narrow band. Since June 2010, the RMB has fluctuated against US$, at times significantly and unpredictably. The depreciation of RMB against US$ was approximately 5.7% in 2018. The appreciation of RMB against US$ was approximately 1.2% in 2019. It is difficult to predict how market forces or the PRC or the U.S. government policy may impact the exchange rate between RMB and US$ in the future.

To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of RMB against the U.S. dollar would reduce the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debt, or for other business purposes, appreciation of the U.S. dollar against the RMB would reduce the U.S. dollar amounts available to us.

As of March 31, 2021, we had RMB-denominated cash, cash equivalents and restricted cash of RMB170.5 (US$25.9 million). A 10% depreciation of RMB against U.S. dollar based on the foreign exchange rate on March, 2021 would result in a decrease of US$2.6 million in cash and cash equivalents. A 10% appreciation of RMB against U.S. dollar based on the foreign exchange rate on March 31, 2021 would result in an increase of US$2.6 million in cash and cash equivalents.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s interest rate risk arises primarily from long-term borrowings. We had long-term borrowings of RMB53.1 million (US$7.5 million) and RMB68.08 million (US$10.4 million) as of March 31, 2020 and 2021. Borrowings issued at variable rates and fixed rates expose the Company to cash flow interest rate risk and fair value interest rate risk respectively. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

Concentration of credit risk

Financial instruments that potentially subject us to the concentration of credit risks consist of cash and cash equivalents, restricted cash, accounts receivable and amounts due from related parties. The maximum exposures of such assets to credit risk is their carrying amounts as of the balance sheet dates. We deposit our cash and cash equivalents and restricted cash with financial institutions located in jurisdictions where the subsidiaries are located. We believe that no significant credit risk exists as these financial institutions have high credit quality.

Accounts receivable are typically unsecured and are derived from revenue earned through third-party consumers. We conduct credit evaluations of third-party customers and related parties, and generally do not require collateral or other security from its third-party customers and related parties. We establish an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific third-party customers and related parties.

Concentration of customers and suppliers

Substantially all revenue was derived from customers located in China. There are no customers from whom revenues individually represent greater than 10% of our total revenues in any of the periods presented.

For the year ended March 31, 2020, Royal Canin China Co., Ltd. and Boehringer Ingelheim Animal Health (Shanghai) Co., Ltd. contributed 24% and 14% of total purchases of the Company, respectively . For the year ended March 31, 2021, Royal Canin China Co., Ltd. and Boehringer Ingelheim Animal Health (Shanghai) Co., Ltd. contributed 19% and 7% of total purchases of the Company, respectively.

The following table summarizes the supplier with greater than 10% of the accounts payable of the Company:

	As of March 31, 2019	As of March 31, 2020	As of March 31, 2021
	RMB	RMB	RMB
Royal Canin China Co., Ltd.	14,320	13,331	15,616

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Fees and Expenses

Pursuant to the terms of the deposit agreement, as an ADS holder, you will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Persons depositing or withdrawing shares or ADS holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from the us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

PART II

ITEM 13. ITEM DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A. – 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333- 248641), as amended, including the annual report contained therein, which registered 7,000,000 Class A ordinary shares representing by ADSs and was declared effective by the SEC on January 16, 2020, for our initial public offering, which closed on October 2, 2020, at an initial offering price of US$10.0 per ADS. Roth Capital Partners, LLC was the representative of the underwriters.

In connection with the issuance and distribution of the ADSs in our initial public offering, our expenses incurred and paid to others totaled approximately US$12.8 million, which included US$4.9 million for underwriting discounts and commissions. None of the transaction expenses included direct or indirect payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates or others. We received an aggregate net proceeds of approximately US$65.1 million from our initial public offering.

As of the date of this annual report, we used approximately US$9.0 million of the net proceeds received from our initial public offering for general corporate purposes. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

None of these net proceeds from our initial public offering and the optional offering was paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates or others.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Acting Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of March 31, 2021, due to the outstanding material weaknesses described below, our disclosure controls and procedures were not effective. We started to undertake steps to remediate the material weaknesses in our disclosure controls and procedures as set forth below under “Internal Control over Financial Reporting.”

Management’s Annual Report on Internal Control Over Financial Reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Internal Control Over Financial Reporting

In connection with the audit of our consolidated financial statements as of and for the fiscal year ended March 31, 2019, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified are (i) our company’s lack of sufficient and competent financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements, and (ii) lack of sufficient documented financial closing policies and procedures, specifically those related to period end logistics expenses cut-off and accruals and vendor rebate accruals.

We are in the process of implementing a number of measures to address these material weaknesses identified, including: (i) hiring more qualified resources, equipped with relevant U.S. GAAP and SEC reporting experiences and qualifications to strengthen the financial reporting function and to set up financial and system control framework, (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for accounting and financial reporting personnel, (iii) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with U.S. GAAP and SEC reporting requirements, and (iv) continuing to enhance accounting policies and closing procedures to improve the quality and accuracy of our period end financing closing process with respect to the preparation of U.S. GAAP financial statements.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. See “Risk Factors—Risks Relating to Our Business and Industry— If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.”

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to take advantage of such exemptions.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the period covered by this annual report on Form 20-F that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Mr. Dong Li and Mr. Leaf Hua Li. Mr. Dong Li is the chairman of our audit committee. We have determined that each of Mr. Dong Li and Mr. Leaf Hua Li satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Securities Exchange Act of 1934. We have determined that Mr.  Dong Li qualifies as an “audit committee financial expert.”

ITEM 16.B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to all of our directors, officers, employees, including certain provisions that specifically apply to our principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as Exhibit 99.1 of our registration statement on Form F-1 (file No. 333-248641) filed with the SEC on September 8, 2020, as amended, and posted a copy of our code of business conduct and ethics on our website at www.lizhi.fm. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, for the periods indicated.

	Fiscal Year Ended March 31,
Services	2019	2020	2021
	RMB	RMB	RMB
	(in thousands)
Audit Fees(1)	—	9,800	7,800

Tax Fees(2)	—	—	40

Total	—	9,800	8,200

Note:

(1)

Audit Fees. Audit fees mean the aggregate fees billed in each of the fiscal periods listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.

(2)

Tax Fees. Tax fees represents the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal accountant for tax compliance, tax advice and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, including audit services and audit-related services as described above, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit.

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G. CORPORATE GOVERNANCE

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs, each representing twenty ordinary shares, are listed on the New York Stock Exchange. Under Section 303A of the New York Stock Exchange Listed Company Manual, New York Stock Exchange listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the New York Stock Exchange with limited exceptions. The following summarizes some significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the New York Stock Exchange.

Director independence

The NYSE Standards require a majority of the membership of NYSE-listed company boards to be composed of independent directors, which is not required under Cayman Islands law, the law of our country of incorporation. Our Board of Directors currently consists of six members, three of whom are independent directors.

Non-management directors’ executive sessions

The NYSE Standards require non-management directors of NYSE-listed companies to meet at regularly scheduled executive sessions without management. We are not subject to this requirement under the Cayman Islands law.

Committee member composition

The NYSE Standards require NYSE-listed companies to have a nominating/corporate governance committee and a compensation committee that are composed entirely of independent directors. Cayman Islands law does not impose similar requirements. We do not have a nominating/corporate governance committee. Currently, our compensation committee is composed of three members, only one of whom is an independent director. Our corporate governance and nominating committee is composed of three members, only one of whom is an independent director.

ITEM 16.H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Boqii Holding Limited are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1	Twelfth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

2.1	Form of Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.3 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.2 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

2.3	Form of Deposit Agreement among the Registrant, the depositary and owners of the American Depositary Shares (incorporated by reference to Exhibit 4.3 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

2.4*	Description of Securities registered under Section 12 of the Exchange Act

4.1	The Amended and Restated 2018 Global Share Plan (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.2	Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.3	Form of Employment Agreement between the Registrant and a director or executive officer of the Registrant (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.4	Tenth Amended and Restated Warrant Holders and Shareholders Agreement by and among the Registrant, its ordinary shareholder, preferred shareholders and other parties named therein dated August 19, 2020 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.5	English translation of English translation of Equity Pledge Agreement entered on October 16, 2019, by and between Shanghai Xincheng, Shanghai Guangcheng, and then shareholders of Shanghai Guangcheng (incorporated by reference to Exhibit 10.8 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.6	English translation of Equity Pledge Agreement entered on August 4, 2020 by and between Shanghai Xincheng, Shanghai Guangcheng, and Shanghai Chelin Information Technology Center (Limited Partnership), a then shareholders of Shanghai Guangcheng (incorporated by reference to Exhibit 10.9 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.7	English translation of Exclusive Call Option Agreement entered on August 4, 2020, by and between Shanghai Xincheng, Shanghai Guangcheng and then shareholders of Shanghai Guangcheng (incorporated by reference to Exhibit 10.10 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.8	English translation of Exclusive Technical Consulting and Service Agreement entered into on August 4, 2020 by and between Shanghai Xincheng and Shanghai Guangcheng (incorporated by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.9	English translation of Intellectual Property License Agreement entered into on August 4, 2020 by and between Shanghai Xincheng and Shanghai Guangcheng (incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.10	English translation of Shareholders’ Voting Rights Proxy Agreement entered into on August 4, 2020, by and among Shanghai Xincheng, Shanghai Guangcheng, and then shareholders of Shanghai Guangcheng (incorporated by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.11	English translation of Shareholders’ Voting Rights Proxy Agreement entered into on September 26, 2019, by and among Xingmu WFOE, Nanjing Xingmu, and certain shareholders of Nanjing Xingmu (incorporated by reference to Exhibit 10.14 to our registration statement on Form F-1, File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.12	English translation of Equity Pledge Agreement entered on September 26, 2019, by and between Xingmu WFOE, Nanjing Xingmu, and certain shareholders of Nanjing Xingmu (incorporated by reference to Exhibit 10.15 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.13	English translation of Exclusive Call Option Agreement entered on September 26, 2019, by and between Xingmu WFOE, Nanjing Xingmu and certain shareholders of Nanjing Xingmu (incorporated by reference to Exhibit 10.16 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.14	English translation of Exclusive Technical Consulting and Service Agreement entered into on September 26, 2019 by and between Xingmu WFOE and Nanjing Xingmu (incorporated by reference to Exhibit 10.12 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.15	English translation of Intellectual Property License Agreement entered into on September 26, 2019 by and between Xingmu WFOE and Nanjing Xingmu (incorporated by reference to Exhibit 10.13 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.16	English translation of Shareholders’ Voting Rights Proxy Agreement entered into on September 26, 2019, by and among Xingmu WFOE, Nanjing Xingmu, and certain shareholders of Nanjing Xingmu (incorporated by reference to Exhibit 10.14 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.17	English translation of Spousal Consent Letter signed by Ms. Jiajia Chen dated September 26, 2019 (incorporated by reference to Exhibit 10.18 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.18	English translation of Spousal Consent Letter signed by Ms. Yan Wang dated September 26, 2019 (incorporated by reference to Exhibit 10.19 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

8.1*	Principal Subsidiaries and VIEs of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder (Hong Kong) LLP

15.2*	Consent of Commerce & Finance Law Offices

15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BOQII HOLDING LIMITED

By:	/s/ Yingzhi (Lisa) Tang
	Name:	Yingzhi (Lisa) Tang
	Title:	Director, co-Chief Executive Officer and Chief Financial Officer

Date: July 22, 2021

BOQII HOLDING LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Boqii Holding Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Boqii Holding Limited and its subsidiaries (the “Company”) as of March 31, 2021 and 2020, and the related consolidated statements of comprehensive loss, of changes in shareholders’ deficit and of cash flows for each of the three years in the period ended March 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

July 22, 2021

We have served as the Company’s auditor since 2020.

BOQII HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2020 AND 2021

(All amounts in thousands, except for share and per share data, unless otherwise noted)

		As of March 31,
	Note	2020	2021
		RMB	RMB	US$ (Note 2(f))
ASSETS
Current assets:
Cash and cash equivalents	5	88,352	292,237	44,605
short-term investments		—	168,546	25,725
Accounts receivable, net	6	44,980	45,732	6,980
Inventories, net	7	63,056	91,551	13,974
Prepayments and other current assets	8	76,720	85,261	13,013
Amounts due from related parties	27	5,982	11,465	1,750

Total current assets		279,090	694,792	106,047

Non-current assets:
Property and equipment, net	9	4,981	8,386	1,280
Intangible assets	10	33,538	29,537	4,508
Operating lease right-of-use assets	15	14,951	29,234	4,462
Long-term investments	11	73,432	74,330	11,345
Goodwill	12	40,184	40,184	6,133
Other non-current asset	13	11,019	4,111	627

Total non-current assets		178,105	185,782	28,355

Total assets		457,195	880,574	134,402

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities
Short-term borrowings (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB2,761 and RMB3,484 as of March 31, 2020 and 2021, respectively)	22	75,223	85,566	13,061
Accounts payable (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB 331,760 and RMB 439,879 as of March 31, 2020 and 2021, respectively)		88,005	71,848	10,966
Salary and welfare payable (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB3,789 and RMB4,851 as of March 31, 2020 and 2021, respectively)		4,465	6,309	963
Accrued liabilities and other current liabilities (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB116,516 and RMB225,709 as of March 31, 2020 and 2021, respectively)	14	37,883	30,055	4,587
Amounts due to related parties, current (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB45 and RMB910 as of March 31, 2020 and 2021, respectively)	27	45	910	139
Other debts, current (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of nil as of March 31, 2020 and 2021, respectively)	22	76,252	—	—
Contract liabilities (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB7,621 and RMB3,706 as of March 31, 2020 and 2021, respectively)		7,702	3,866	590
Operating lease liabilities, current (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB6,652 and RMB7,726 as of March 31, 2020 and 2021, respectively)	15	7,969	8,063	1,231
Derivative liabilities (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of nil as of March 31, 2020 and 2021, respectively)	22	14,351	9,996	1,526

Total current liabilities		311,895	216,613	33,063

BOQII HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF MARCH 31, 2020 AND 2021

(All amounts in thousands, except for share and per share data, unless otherwise noted)

		As of March 31,
	Note	2020	2021
		RMB	RMB	US$ (Note 2(f))
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT (CONTINUED)
Non-current liabilities

Deferred tax liabilities (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB2,593 and RMB1,852 as of March 31, 2020 and 2021, respectively)	18	10,591	8,958	1,367
Operating lease liabilities, non-current (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB5,375 and RMB19,997 as of March 31, 2020 and 2021, respectively)	15	5,375	19,997	3,052
Long-term borrowings (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB982 and RMB872 as of March 31, 2020 and 2021, respectively)	22	53,148	68,075	10,390
Other debts, non-current (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB147,774 and RMB415,122 as of March 31, 2020 and 2021, respectively)	22	165,774	433,292	66,133
Amounts due to related parties, non-current (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB10,450 and nil as of March 31, 2020 and 2021, respectively)	27	11,521	—	—

Total non-current liabilities		246,409	530,322	80,942

Total liabilities		558,304	746,935	114,005

Commitments and contingencies (Note 28)

The accompanying notes are an integral part of these consolidated financial statements.

BOQII HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF MARCH 31, 2020 AND 2021

(All amounts in thousands, except for share and per share data, unless otherwise noted)

		As of March 31,
	Note	2020	2021
		RMB	RMB	US$ (Note 2(f))
Mezzanine equity:
Series A convertible redeemable preferred shares (US$ 0.001 par value; 11,000,000 shares authorized, 10,340,000 and nil shares issued and outstanding as of March 31, 2020 and 2021, respectively)	20	484,122	—	—
Series B convertible redeemable preferred shares (US$ 0.001 par value; 10,000,000 shares authorized, 9,067,384 and nil shares issued and outstanding as of March 31, 2020 and 2021, respectively)	20	527,682	—	—
Series C convertible redeemable preferred shares (US$ 0.001 par value; 6,000,000 shares authorized, 5,518,101 and nil shares issued and outstanding as of March 31, 2020 and 2021, respectively)	20	420,419	—	—
Series D convertible redeemable preferred shares (US$ 0.001 par value; 3,000,000 shares authorized, 2,526,026 and nil shares issued and outstanding as of March 31, 2020 and 2021, respectively)	20	188,183	—	—
Series D-1 convertible redeemable preferred shares (US$ 0.001 par value; 3,000,000 shares authorized, 2,178,530 and nil shares issued and outstanding as of March 31, 2020 and 2021, respectively)	20	164,282	—	—
Series D-2 convertible redeemable preferred shares (US$ 0.00001 par value; 2,000,000 shares authorized, 1,182,803 and nil shares issued and outstanding as of March 31, 2020 and 2021, respectively)	20	89,464	—	—
Series E convertible redeemable preferred shares (US$ 0.001 par value; 3,000,000 and 7,000,000 shares authorized, 1,042,623 and nil shares issued and outstanding as of March 31, 2020 and 2021, respectively)	20	78,553	—	—
Receivable for issuance of preferred shares	22(b)	(94,758)	—	—
Redeemable non-controlling interests	21	—	5,946	908

Total mezzanine equity		1,857,947	5,946	908

Shareholders’ deficit:
Ordinary Shares (US$0.001 par value;153,000,000 ordinary shares authorized and 22,238,454 issued and outstanding as of March 31, 2020; nil shares issued and outstanding as of March 31, 2021)	19	139	—	—
Class A ordinary shares (US$0.001 par value; nil shares authorized, issued and outstanding shares as of March 31, 2020; 129,500,000 shares authorized, 54,505,108 shares issued and outstanding as of March 31, 2021)		—	364	56
Class B ordinary shares (US$0.001 par value; nil shares authorized, issued and outstanding shares as of March 31, 2020; 15,000,000 shares authorized, 13,037,729 shares issued and outstanding as of March 31, 2021)		—	82	12
Additional paid-in capital		—	3,272,612	499,498
Statutory reserves		2,627	3,047	465
Accumulated other comprehensive loss		11,204	(20,172)	(3,079)
Accumulated deficit		(2,016,758)	(2,759,882)	(421,240)
Receivable for issuance of ordinary shares	20	(9)	(413,377)	(63,094)

Total Boqii Holding Limited shareholders’ deficit		(2,002,797)	82,674	12,618

Non-controlling interests		43,741	45,019	6,871

Total shareholders’ deficit		(1,959,056)	127,693	19,489

Total liabilities, mezzanine equity and shareholders’ deficit		457,195	880,574	134,402

The accompanying notes are an integral part of these consolidated financial statements.

BOQII HOLDING LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

(All amounts in thousands, except for share and per share data, unless otherwise noted)

		Year Ended March 31,
	Note	2019	2020	2021
		RMB	RMB	RMB	US$ (Note 2(f))
Net revenues:
Product sales		797,995	767,496	1,003,197	153,118
Online marketing and information services and other revenue		5, 836	2,741	7,788	1,189

Total revenues		803,831	770,237	1,010,985	154,307
Total cost of revenue		(599,477)	(611,470)	(823,686)	(125,719)

Gross profit		204,354	158,767	187,299	28,588

Operating expenses:
Fulfillment expenses		(184,846)	(115,887)	(120,188)	(18,344)
Sales and marketing expenses		(157,482)	(128,387)	(160,201)	(24,451)
General and administrative expenses		(67,007)	(54,277)	(113,972)	(17,396)
Other income, net		3,851	2,398	1,067	163

Loss from operations		(201,130)	(137,386)	(205,995)	(31,440)

Interest income		114	400	17,553	2,679
Interest expense	16	(18,654)	(59,268)	(27,650)	(4,220)
Other gain (losses), net	17	(9,814)	6,984	11,332	1,730
Fair value change of derivative liabilities		(2,274)	13,345	11,369	1,735

Loss before income tax expenses		(231,758)	(175,925)	(193,391)	(29,516)
Income taxes expenses	18	141	512	871	133
Share of results of equity investees		91	(520)	(696)	(106)

Net loss		(231,526)	(175,933)	(193,216)	(29,489)
Less: Net income attributable to the non-controlling interest shareholders		2,715	3,091	1,228	187

Net loss attributable to Boqii Holding Limited		(234,241)	(179,024)	(194,444)	(29,676)
Less: Accretion on convertible redeemable preferred shares to redemption value		(392,550)	(204,796)	120,873	18,449
Less: Accretion on redeemable non-controlling interests to redemption value		—	—	(138)	(21)
Less: Deemed dividend to preferred shareholders		(723)	(1,142)	(12,547)	(1,915)

Net loss attributable to Boqii Holding Limited’s ordinary shareholders		(627,514)	(384,962)	(86,256)	(13,163)

Net loss		(231,526)	(175,933)	(193,216)	(29,489)
Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil tax		3,808	2,021	(32,148)	(4,907)
Unrealized securities holding gains		1,711	3,209	772	118

Total comprehensive loss		(226,007)	(170,703)	(224,592)	(34,278)

Less: Total comprehensive loss attributable to non-controlling interests shareholders		2,715	3,091	1,228	187

Total comprehensive loss attributable to Boqii Holding Limited		(228,722)	(173,794)	(225,820)	(34,465)

Net loss per share attributable to Boqii Holding Limited’s ordinary shareholders
— basic		(28.22)	(17.31)	(1.29)	(0.20)
— diluted		(28.22)	(17.31)	(1.29)	(0.20)
Weighted average number of ordinary shares
— basic		22,238,454	22,238,454	66,953,610	66,953,610
— diluted		22,238,454	22,238,454	66,953,610	66,953,610

The accompanying notes are an integral part of these consolidated financial statements.

BOQII HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary Shares (US$0.001 per value)		Additional Paid-in Capital	Statutory reserves	Accumulated other comprehensive income	Accumulated deficit	Non-controlling interests	Receivable for issuance of ordinary shares	Total Shareholders’ Deficit
	Number of Shares	Amount
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balances as of March 31, 2018	20,938,500	130	197,565	—	455	(1,199,220)	(439)	—	(1,001,509)
Foreign currency translation adjustment	—	—	—	—	3,808	—	—	—	3,808
Appropriations to statutory reserves	—	—	—	1,650	—	(1,650)	—	—	—
Accretion to redemption value of redeemable convertible preferred shares (Note 20)	—	—	(197,565)	—	—	(194,985)	—	—	(392,550)
Capital contribution from non-controlling interests	—	—	—	—	—	—	250	—	250
Deemed dividend to preferred shareholders (Note 20)	—	—	—	—	—	(723)	—	—	(723)
Unrealized securities holding gains, net of tax	—	—	—	—	1,711	—	—	—	1,711
Acquisition of subsidiaries	—	—	—	—	—	—	2,101	—	2,101
Net loss	—	—	—	—	—	(234,241)	2,715	—	(231,526)

Balances as of March 31, 2019	20,938,500	130	—	1,650	5,974	(1,630,819)	4,627	—	(1,618,438)

Share-based compensation	1,299,954	9	—	—	—	—	—	(9)	—
Foreign currency translation adjustment	—	—	—	—	2,021	—	—	—	2,021
Appropriations to statutory reserves	—	—	—	778	—	(778)	—	—	—
Deemed dividend to preferred shareholders (Note 20)	—	—	—	—	—	(1,142)	—	—	(1,142)
Accretion to redemption value of redeemable convertible preferred shares (Note 20)	—	—	—	—	—	(204,796)	—	—	(204,796)
Unrealized securities holding gains, net of tax	—	—	—	—	3,209	—	—	—	3,209
Acquisition of subsidiaries	—	—	—	199	—	(199)	36,023	—	36,023
Net loss	—	—	—	—	—	(179,024)	3,091	—	(175,933)

Balances as of March 31, 2020	22,238,454	139	—	2,627	11,204	(2,016,758)	43,741	(9)	(1,959,056)

The accompanying notes are an integral part of these consolidated financial statements

BOQII HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT (CONTINUED)

FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary Shares (US$0.001 per value)		Class A Ordinary Shares (US$0.001 per value)		Class B Ordinary Shares (US$0.001 per value)		Additional Paid-in Capital	Statutory reserves	Accumulated other comprehensive income	Accumulated deficit	Non-controlling interests	Receivable for issuance of ordinary shares	Total Shareholders’ Deficit
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balances as of March 31, 2020	22,238,454	139	—	—	—	—	—	2,627	11,204	(2,016,758)	43,741	(9)	(1,959,056)
Share-based compensation	—	—	—	—	—	—	55,022	—	—	—	—	9	55,031
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(32,148)	—	—	—	(32,148)
Appropriations to statutory reserves	—	—	—	—	—	—	—	420	—	(420)	—	—	—
Deemed dividend to preferred shareholders (Note 20)	—	—	—	—	—	—	—	—	—	(12,547)	—	—	(12,547)
Accretion to redemption value of redeemable convertible preferred shares (Note 20)	—	—	—	—	—	—	—	—	—	120,873	—	—	120,873
Accretion to redemption value of redeemable non-controlling interests (Note 21)	—	—	—	—	—	—	—	—	—	(138)	—	—	(138)
Unrealized securities holding gains, net of tax	—	—	—	—	—	—	—	—	772	—	—	—	772
Exercise of CMB Warrant (Note 20)	—	—	—	—	—	—	—	—	—	(656,448)	—	—	(665,448)
Capital contribution from non-controlling interests	—	—	—	—	—	—	—	—	—	—	50	—	50
Receivable for issuance of convertible redeemable preferred shares	—	—	—	—	—	—	—	—	—	—	—	(413,377)	(413,377)
Conversion of ordinary shares into Class A and Class B ordinary shares	(22,238,454)	(139)	10,033,850	63	12,204,604	76	—	—	—	—	—	—	—
Issuance of Class A ordinary shares upon initial public offering (“IPO”), net of cost of issuance (Note 19)	—	—	5,250,000	36	—	—	395,035	—	—	—	—	—	395,071
Conversion of Series A convertible redeemable preferred shares upon completion of the IPO	—	—	7,844,137	53	—	—	461,392	—	—	—	—	—	461,445

BOQII HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT (CONTINUED)

FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary Shares (US$0.001 per value)		Class A Ordinary Shares (US$0.001 per value)		Class B Ordinary Shares (US$0.001 per value)		Additional Paid-in Capital	Statutory reserves	Accumulated other comprehensive income	Accumulated deficit	Non-controlling interests	Receivable for issuance of ordinary shares	Total Shareholders’ Deficit
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Conversion of Series B convertible redeemable preferred shares upon completion of the IPO	—	—	8,557,980	57	—	—	504,280	—	—	—	—	—	504,337
Conversion of Series C convertible redeemable preferred shares upon completion of the IPO	—	—	4,684,976	32	833,125	6	331,427	—	—	—	—	—	331,465
Conversion of Series C+ convertible redeemable preferred shares upon completion of the IPO	—	—	6,883,520	47	—	—	662,761	—	—	—	—	—	662,808
Conversion of Series D convertible redeemable preferred shares upon completion of the IPO	—	—	2,526,026	17	—	—	180,987	—	—	—	—	—	181,004
Conversion of Series D—1 convertible redeemable preferred shares upon completion of the IPO	—	—	2,178,530	15	—	—	164,844	—	—	—	—	—	164,859
Conversion of Series D—2 convertible redeemable preferred shares upon completion of the IPO	—	—	1,182,803	8	—	—	92,306	—	—	—	—	—	92,314
Conversion of Series E convertible redeemable preferred shares upon completion of the IPO	—	—	5,885,210	40	—	—	455,940	—	—	—	—	—	455,980
Repurchase of Ordinary Shares	—	—	(521,924)	(4)	—	—	(31,382)	—	—	—	—	—	(31,386)
Net loss	—	—	—	—	—	—	—	—	—	(194,444)	1,228	—	(193,216)

Balances as of March 31, 2021	—	—	54,505,108	364	13,037,729	82	3,272,612	3,047	(20,172)	(2,759,882)	45,019	(413,377)	127,693

The accompanying notes are an integral part of these consolidated financial statements

BOQII HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED March 31, 2019, 2020 AND 2021

(All amounts in thousands, except for share and per share data, unless otherwise noted)

		Year Ended March 31,
	Note	2019	2020	2021
		RMB	RMB	RMB	US$ (Note 2(f))
Cash flows from operating activities:
Net loss		(231,526)	(175,933)	(193,216)	(29,489)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization expense		3,172	4,588	7,083	1,081
Provision for inventories		527	273	(8)	(1)
Provision for doubtful accounts	6	92	271	(107)	(16)
Interest expense of other debts	16	17,077	53,934	21,611	3,298
Interest receivable for issuance of ordinary shares		—	—	(15,394)	(2,350)
Amortization of right-of-use assets	15	17,919	15,708	11,687	1,784
Interest of lease liabilities	15	1,636	1,353	1,596	244
Share of results of equity investees		(91)	520	131	20
Loss on disposal of property and equipment		67	31	20	3
Gain on disposal of other debts		—	(10,095)	(6,846)	(1,045)
Gain from the re-measurement of the previously held equity interest to the fair value in the business acquisition	17	—	(481)	—	—
Share-based compensation expense		—	—	55,022	8,398
Fair value change of derivative liabilities	25	2,274	(13,345)	(11,369)	(1,735)
Deferred tax expense		(141)	(661)	(1,889)	(288)
Changes in operating assets and liabilities, net of effects of businesses acquired:
Accounts receivable		(10,543)	(16,010)	(880)	(134)
Inventories		14,453	15,486	(38,839)	(5,928)
Prepayments and other current assets		(430)	3,331	(48,853)	(7,456)
Amounts due from related parties		13,326	(1,944)	(2,663)	(406)
Operating lease liabilities	15	(19,284)	(18,183)	(12,850)	(1,961)
Accounts payable		(15,750)	(19,535)	(22,029)	(3,362)
Salary and welfare payable		(1,527)	355	2,518	384
Accrued liabilities and other current liabilities		916	574	667	100
Amounts due to related parties		(2)	(105)	1,062	162
Contract liabilities		2,585	1,887	(5,229)	(798)
Other non-current assets		(974)	(7,931)	11,289	1,723

Net cash used in operating activities		(206,224)	(165,912)	(247,486)	(37,772)

Cash flows from investing activities:
Loans receivables advanced to a third party		(11,907)	(37,671)	(49,392)	(7,539)
Repayments on loans receivables from a third party		2,500	12,013	44,790	6,836
Loans receivables advanced to a related party		—	—	(4,814)	(735)
Acquisition of subsidiaries, net of cash and cash equivalents acquired		(893)	1,783	—	—
Increase in short-term investments		—	—	(168,546)	(25,725)
Purchase of intangible assets		(34)	(2)	—	—
Purchase of property and equipment		(2,019)	(1,204)	(6,509)	(993)
Disposal of property and equipment		286	5	4	1
Acquisitions of long-term investments		(10,745)	(50,000)	—	—
Disposal of equity investees		—	20	—	—
Acquisition of additional interests in subsidiaries from non-controlling interests		250	—	50	8

Net cash used in investing activities		(22,562)	(75,056)	(184,417)	(28,147)

BOQII HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED March 31, 2019, 2020 AND 2021

(All amounts in thousands, except for share and per share data, unless otherwise noted)

		Year Ended March 31,
	Note	2019	2020	2021
		RMB	RMB	RMB	US$ (Note 2(f))

Cash flows from financing activities:
Proceeds from issuance of convertible redeemable preferred shares, net of issuance costs		68,138	41,197	354,825	54,157
Proceeds from short-term and long-term borrowings		57,638	162,501	87,846	13,408
Repayments of short-term and long-term borrowings		(65,798)	(43,533)	(74,000)	(11,295)
Proceeds from issuance of other debts, net of issuance costs		139,335	134,867	16,940	2,586
Repayments of other debts		—	—	(130,827)	(19,968)
Proceeds from exercise of share option		—	—	9	1
Proceeds from the initial public offering, net of underwriter discounts and commissions and other offering costs paid		—	—	393,698	60,090

Net cash flows generated from financing activities		199,313	295,032	648,491	98,979

Net increase (decrease) in cash, cash equivalents and restricted cash		(29,473)	54,064	216,588	33,060

Cash, cash equivalents and restricted cash at beginning of year		50,207	27,217	88,352	13,485

Effects of exchange rate changes on cash, cash equivalents and restricted cash		6,483	7,071	(12,703)	(1,940)

Cash, cash equivalents and restricted cash at end of year		27,217	88,352	292,237	44,605

Supplemental schedule of non-cash investing and financing activities:
Accretion on convertible redeemable preferred shares		(392,550)	(204,796)	120,873	18,449
Accretion on redeemable non-controlling interests		—	—	(138)	(21)
Deemed dividend to preferred shareholders		(723)	(1,142)	(12,547)	(1,915)
Non-cash consideration paid for business acquisitions		—	(33,440)	—	—
Unpaid cash consideration for business acquisitions		(8,271)	—	—	—
Additional ASC 842 supplemental disclosure:
Cash paid for fixed operating lease costs included in the measurement of lease obligations in operating activities		19,284	18,183	12,850	1,961
Right-of-use assets obtained in exchange for operating lease obligations		19,570	10,051	25,970	3,964

The accompanying notes are an integral part of these consolidated financial statements.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1.	Organization and principal activities

(a)	Principal activities

Boqii Holding Limited (“Boqii Holding”), was incorporated under the laws of the Cayman Islands in June 2012, as an exempted company with limited liability.

Boqii Holding, its subsidiaries, consolidated variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively referred as the “Company”), operate as an online one-stop destination for users to shop for a variety of pet products and interact with other users in its online pet community in the People’s Republic of China (the “PRC”), through its online platforms (Boqii.com and Boqii application, collectively “Boqii Marketplace”), branded stores on third-party online platforms (the “Online Branded Stores”) and its online pet community (“Boqii Community”). In addition to online business, the Company provides pet products to offline pet stores.

The Company’s consolidated financial statements include the financial statements of the Company, its subsidiaries, consolidated VIEs and VIEs’ subsidiaries.

As of March 31, 2021, the Company’s principal subsidiaries, consolidated VIEs and major VIEs’ subsidiaries are as follows:

Name of subsidiaries and VIE	Place of incorporation	Date of incorporation or acquisition	Percentage of direct or indirect	Principal activities
Subsidiaries:
Boqii Corporation Limited (“Boqii Corporation”)	Hong Kong	July 2012	100%	Investment holding
Boqii International Limited	Hong Kong	August 2016	100%	Investment holding
Xingmu International Limited	British Virgin Islands	August 2019	51%	Investment holding
Xingmu HK Limited	Hong Kong	November 2019	51%	Investment holding
Nanjing Xinmu Information Technology Co., Ltd. (“Xingmu WFOE”)	Nanjing, the PRC	November 2019	51%	Technology development and sales of merchandise
Xincheng (Shanghai) Information Technology Co., Ltd. (“Shanghai Xincheng”)	Shanghai, the PRC	November 2012	100%	Technology development and sales of merchandise
Shanghai Yiqin Pets Products Co., Ltd.	Shanghai, the PRC	February 2013	100%	Technology development and sales of merchandise

Consolidated VIEs
Guangcheng (Shanghai) Information Technology Co., Ltd.	Shanghai, the PRC	November 2012	100%	Operates the Company’s own online e-commerce platform
Nanjing Xingmu Biotechnology Co., Ltd.	Nanjing, the PRC	November 2019	51%	Biotechnology research and development

Subsidiaries of VIEs
Boqii (Shanghai) Information Technology Co., Ltd.	Shanghai, the PRC	August 2014	90%	Technology development
Tianjing Guangcheng Information Technology Co., Ltd.	Tianjin, the PRC	June 2017	100%	Sales of merchandise
Nanjing Cuida Biotechnology Co. Ltd.(“Cuida”)	Nanjing, the PRC	April 2017	70%	Biotechnology extension services
Taizhou Xingmu Biotechnology Co., Ltd.	Taizhou, the PRC	November 2019	80%	Biotechnology research and development

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1.	Organization and principal activities (continued)

(b)	Consolidated variable interest entities

In order to comply with the PRC laws and regulations which prohibit or restrict foreign investments into companies involved in restricted businesses, the Company operates online platforms that provide internet information services and engages in other foreign-ownership-restricted businesses through certain PRC domestic companies (the PRC Domestic Companies, or the “VIEs”). The equity interests of the PRC Domestic Companies are held by certain management members of the Company or onshore nominees of certain investors of the Company (“Nominee Shareholders”), who act as nominee equity holders of the PRC Domestic Companies on behalf of Shanghai Xincheng and Xingmu WFOE, the Company’s wholly owned subsidiaries in the PRC (the “WFOEs”). The WFOEs entered into a series of contractual arrangements with the PRC Domestic Companies and their respective Nominee Shareholders (the “Contractual Arrangements”). These Contractual Agreements cannot be unilaterally terminated by the Nominee Shareholders or the PRC Domestic Companies. Through the Contractual Arrangements, the Nominee Shareholders have granted all their legal rights including voting rights and disposition rights of their equity interests in the PRC Domestic Companies to the WFOEs. The Nominee Shareholders do not have the power to direct the activities of the PRC Domestic Companies that most significantly impact their economic performance. The Nominee Shareholders do not have the obligation to absorb losses of the PRC Domestic Companies that could potentially be significant to them or the right to receive benefits from the PRC Domestic Companies that could potentially be significant to them. Accordingly, the PRC Domestic Companies are considered as variable interest entities of the Company, through the WFOEs.

In accordance with Accounting Standards Codification (“ASC”) 810-10-25-38A, the Company, through its WFOEs, has a controlling financial interest in the VIEs because the WFOEs have the power to direct activities of the VIEs that most significantly impact the economic performance of the VIEs. In addition, under the terms of the Contractual Arrangements, the WFOEs have (i) the right to receive economic benefits that could potentially be significant to the VIEs in the form of service fees under the Exclusive Consultation and Service Agreements; (ii) the right to receive all dividends declared by the VIEs and the right to all undistributed earnings of the VIEs; and (iii) the obligation to absorb the substantially expected losses and the right to receive the residual benefits of the VIEs through its exclusive option to acquire 100% of the equity interests in the VIEs, to the extent permitted under PRC law. Thus, the Company, through the WFOEs, has the obligation to absorb the expected losses and the right to receive expected residual return of the VIEs that could potentially be significant to the VIEs.

Based on the above, the Company, through the WFOEs, is the ultimate primary beneficiary of the VIEs. Accordingly, the financial statements of the VIEs and their subsidiaries are consolidated in the Company’s consolidated financial statements.

Loan Agreements

Pursuant to the relevant loan agreements, the WFOEs have granted interest-free loans to the relevant Nominee Shareholders of the relevant VIEs with the sole purpose of providing funds necessary for the capital injection to the relevant VIEs.

The loans can only be repaid by transfer of the equity interests of the relevant VIEs held by the Nominee Shareholders, and shall be repaid upon the occurrence of, among other events, the WFOEs exercise of their options to purchase the relevant VIEs’ equity interests under the Exclusive Option Agreements (refer to following section for further details). Any proceeds received by the Nominee Shareholders from transfer of the equity interests shall also be repaid to the WFOEs as part of the loan repayments.

Other events that will lead to loan repayments include: the Nominee Shareholders receiving a written notice from the relevant PRC subsidiaries requesting loan repayments; the death or loss of capacity for civil conduct of the Nominee Shareholders; the Nominee Shareholders no long acting as shareholders of the relevant VIEs or employees of the relevant VIEs, PRC subsidiaries or their related parties; the Nominee Shareholders being involved in criminal activities; or, any third party making a claim in an amount over RMB 500,000 against the Nominee Shareholders.

The loans shall be considered fully repaid when the Nominee Shareholders have transferred all equity interests held by them to the WFOEs or a party designated by the WFOEs. The Loan Agreements shall remain valid until the Nominee Shareholders repaid the relevant loans to the WFOEs.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1.	Organization and principal activities (continued)

(b)	Consolidated variable interest entities (continued)

Exclusive Option Agreements

The Nominee Shareholders of the VIEs have granted the WFOEs the exclusive and irrevocable right to purchase or to designate one or more person(s) at their discretion to purchase part or all of the equity interests in the VIEs from the Nominee Shareholders for a purchase price at any time, subject to the lowest price permitted by PRC laws and regulations. The VIEs and their Nominee Shareholders have agreed that without prior written consent of the WFOEs, their respective Nominee Shareholders cannot sell, transfer, pledge or dispose their equity interests, and the VIEs cannot sell, transfer, pledge or dispose, but not limit to, the equity interests, significant assets, significant revenue and significant business. Also as agreed, the VIEs cannot declare any dividend or change capitalization structure of the VIEs and cannot enter into any loan or investment agreements. Furthermore, the Nominee Shareholders have agreed that any proceeds but not limited to the sales of the Nominee Shareholders’ equity interest in relevant VIEs should be gratuitously paid to the WOFEs or one or more person(s) at their discretion. The Exclusive Option Agreement will remain effective until all equity options in VIEs held by such Nominee Shareholders are transferred or assigned to the WFOEs or their designated representatives.

Proxy Agreement and Power of Attorney

Pursuant to the irrevocable power of attorney, each of the Nominee Shareholders appointed the WFOEs as their attorney-in-fact to exercise all shareholder rights under PRC law and the relevant articles of association, including but not limited to, attending shareholders meetings, voting on their behalf on all matters requiring shareholder approval, including but not limited to sale, transfer, pledge, or disposition of all or part of the Nominee Shareholders’ equity interests, and designation and appointing the legal representative, directors, supervisors, chief executive officer and other senior management members of the VIEs. Each power of attorney will remain in force during the period when the Nominee Shareholders continues to be shareholders of the VIEs. Each Nominee Shareholder has waived all the rights which have been authorized to the person designated by the WFOEs under each power of attorney.

Exclusive Consultation and Service Agreements

Pursuant to the Exclusive Consultation Service Agreements, the WFOEs have agreed to provide to the VIEs services, including, but not limited to, design and maintenance of the E-Commerce platform, consulting services, technical training, research, planning and development of the market and customer support. The VIEs shall pay to the WFOEs service fees determined based on the complexity and difficulty of the services, title of and time consumed by employees, contents and value of the services, operation conditions and market price of the service provided. The Exclusive Consultation and Service Agreements will be in effect permanent unless terminated by the WFOEs. The WFOEs have the exclusive ownership of all the intellectual property rights created as a result of the performance of the agreements.

Intellectual Property License Agreements

Pursuant to the intellectual property license agreements, the WFOEs have granted a non-exclusive and non-transferable license, without sublicensing rights, to the VIEs to use its intellectual property. The VIEs may only use the licenses in its own business operations. The VIEs agree to pay the WFOEs a quarterly service fee at an amount that is equal to the VIEs’ revenue for the relevant quarter with a certain percentage or an amount adjusted at the WFOEs’ sole discretion for the relevant quarter, which should be paid within 15 business days after the VIEs confirms in writing the amount and breakdown of the service fee for the relevant quarter. The agreement has a term of 10 years and shall automatically renew at the end of each term for a further term of 10 years, unless otherwise terminated by the WFOEs in its sole discretion with 90 days’ prior written notice.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1.	Organization and principal activities (continued)

(b)	Consolidated variable interest entities (continued)

Equity Interest Pledge Agreements

Pursuant to the relevant equity interest pledge agreements, the Nominee Shareholders of the VIEs have pledged 100% equity interests in relevant VIEs to the WFOEs to guarantee performance by the Nominee Shareholders of their obligations under the Exclusive Option Agreements, the Proxy Agreement and Power of Attorney and the Loan Agreements, as well as the performance by the VIEs of their obligations under the Exclusive Option Agreements, the Exclusive Consultation and Service Agreements and Intellectual Property License Agreements. In the event of a breach by the VIEs or any of their Nominee Shareholders of contractual obligations under the Contractual Agreements, as the case may be, the WFOEs, as pledgee, will have the right to dispose of the pledged equity interests in the relevant VIEs and will have priority in receiving the proceeds from such disposal. The Nominee Shareholders of the VIEs also covenant that, without the prior written consent of the WFOEs, they will not dispose of, create or allow any encumbrance on the pledged equity interests. The Equity Interest Pledge Agreements will remain in effect so long as any of the Loan Agreements, the Exclusive Consultation Service Agreements, the Exclusive Option Agreements, the Proxy Agreement and Power of Attorney, or the Intellectual Property License Agreements, as mentioned above, remains in effect or any guaranteed obligations of the VIEs, or, to the extent applicable, its Nominee Shareholders, remains outstanding under the Contractual Agreements. The pledge was registered with the relevant local administration and will remain binding until the VIEs and their Nominee Shareholders discharge all their obligations under the Contractual Arrangements. The registration of the equity pledge enables the WFOEs to enforce the equity pledge against third parties who acquire the equity interests of the VIEs in good faith.

One set of existing Contractual Agreements were initially entered into in September 2012 by Shanghai Xincheng (one of the Company’s WOFEs), Shanghai Guangcheng (one of the Company’s VIEs) and its nominee shareholders, was subsequently amended and restated on substantially similar terms in September 2017, October 2019 and August 2020, respectively. The other set of existing Contractual Agreements were entered into in September 2019 by Xingmu WFOE (one of the Company’s WOFEs), Nanjing Xingmu (one of the Company’s VIEs) and its Nominee Shareholders. The Loan Agreements, Exclusive Option Agreements, Proxy Agreement and Power of Attorney, Exclusive Consultation and Service Agreements, Intellectual Property License Agreements and Equity Interest Pledge Agreements were amended to reflect the changes of shareholders’ holding in the VIE in their respective dates. No other material terms or conditions of these agreements were changed or altered. There was no impact to the Group’s effective control over the VIEs and the Group continues to consolidate the VIEs.

(c)	Risks in relations to the VIE structure

Under the Contractual Agreements with the consolidated VIEs, the Company has the power to direct activities of the consolidated VIEs and VIEs’ subsidiaries through the Company’s relevant PRC subsidiaries, and can have assets transferred freely out of the consolidated VIEs and VIEs’ subsidiaries without restrictions. Therefore, the Company considers that there is no asset of the consolidated VIEs that can only be used to settle obligations of the respective consolidated VIEs, except for the registered capital of the consolidated VIEs amounting to RMB52 million and RMB52 million as of March 31, 2020 and 2021. Since the consolidated VIEs and VIEs’ subsidiaries are incorporated as limited liability companies under the PRC Law, creditors of the consolidated VIEs and VIEs’ subsidiaries do not have recourse to the general credit of the Company.

The Company believes that the Company’s relevant PRC subsidiaries’ Contractual Arrangements with the consolidated VIEs and the Nominee Shareholders are in compliance with PRC laws and regulations, as applicable, and are legally binding and enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements.

In addition, if the current structure or any of the contractual arrangements were found to be in violation of any existing or future PRC law, the Company may be subject to penalties, which may include but not be limited to, the cancellation or revocation of the Company’s business and operating licenses, being required to restructure the Company’s operations or terminate the Company’s operating activities. The imposition of any of these or other penalties may result in a material and adverse effect on the Company’s ability to conduct its operations. In such case, the Company may not be able to operate or control the VIEs, which may result in deconsolidation of the VIEs.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1.	Organization and principal activities (continued)

(c)	Risks in relations to the VIE structure (continued)

The following table set forth the assets, liabilities, results of operations and changes in cash, cash equivalents and restricted cash of the consolidated VIEs and their subsidiaries taken as a whole, which were included in the Company’s consolidated financial statements with intercompany transactions eliminated (RMB in thousands):

	As of March 31,
	2020	2021
	RMB	RMB
Cash and cash equivalents	36,977	17,886
Accounts receivable, net	36,682	63,331
Amounts due from related parties	4,752	11,466
Inventories, net	38,400	11,349
Prepayments and other current assets	47,215	45,098
Property and equipment, net	4,933	8,372
Intangible assets	1,315	909
Operating lease right-of-use assets	13,565	27,736
Goodwill	494	494
Long-term investments	73,432	74,330
Other non-current asset	1,004	2,433

Total assets	258,769	263,404

	As of March 31,
	2020	2021
	RMB	RMB
Short-term borrowings	2,761	3,484
Accounts payable	331,760	439,879
Amounts due to related parties, current	45	910
Salary and welfare payable	3,789	4,851
Accrued liabilities and other current liabilities	116,516	225,709
Contract liabilities	7,621	3,706
Operating lease liabilities, current	6,652	6,058
Deferred tax liabilities	2,593	1,852
Operating lease liabilities, non-current	5,375	19,997
Long-term debt	982	872
Other debts, non-current	147,774	415,122
Amounts due to related parties, non-current	10,450	—

Total liabilities	636,318	1,122,440

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1.	Organization and principal activities (continued)

(d)	Risks in relations to the VIE structure (continued)

	Year Ended March 31,
	2019	2020	2021
	RMB	RMB	RMB
Total revenues	761,121	672,093	783,892
Cost of revenues	(557,275)	(509,168)	(670,319)
Net loss	150,002	61,805	166,502

Net cash used in operating activities	(108,063)	22,099	88,703
Net cash used in investing activities	(12,722)	(43,435)	(37,214)
Net cash provided by financing activities	118,070	44,228	(70,434)
Effects of foreign exchange rate changes on cash and cash equivalents	3,826	(8,268)	(146)

Net increase in cash and cash equivalents	1,111	14,624	(19,091)
Cash and cash equivalents at beginning of the year	21,242	22,353	36,977

Cash and cash equivalents at end of the year	22,353	36,977	17,886

2.	Principal Accounting Policies

(a)	Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.

(b)	Basis of consolidation

The Company’s consolidated financial statements include the financial statements of the Company, its subsidiaries, the consolidated VIEs and VIEs’ subsidiaries for which the Company is the primary beneficiary.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A consolidated VIE is an entity in which the Company, or its subsidiaries, through Contractual Agreements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or its subsidiaries are the primary beneficiary of the entity.

All transactions and balances among the Company, its subsidiaries, the consolidated VIEs and VIEs’ subsidiaries have been eliminated upon consolidation.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.	Principal Accounting Policies (continued)

(c)	Business combination and non-controlling interests

The Company accounts for its business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805, Business Combinations. The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Company to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive loss as a bargain purchase gain. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill or bargain purchase gain. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of comprehensive loss.

In a business combination achieved in stages, the Company re-measures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated statements of comprehensive loss.

When there is a change in ownership interests or a change in contractual arrangements that results in a loss of control of a subsidiary or consolidated VIE, the Company deconsolidates the subsidiary or consolidated VIE from the date control is lost. Any retained non-controlling investment in the former subsidiary or consolidated VIE is measured at fair value and is included in the calculation of the gain or loss upon deconsolidation of the subsidiary or consolidated VIE.

For the Company’s consolidated subsidiaries, VIEs and VIEs’ subsidiaries, non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. Non-controlling interests are classified as a separate line item in the equity section of the Company’s consolidated balance sheets and have been separately disclosed in the Company’s consolidated statements of comprehensive loss to distinguish the interests from that of the Company.

(d)	Use of estimates

The preparation of the Company’s consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The Company believes that revenue recognition, sales returns, sales incentive, rebates, valuation of deferred tax assets, assessment for useful life and impairment of long-lived assets, allowance for doubtful accounts, valuation of available-for-sale debt securities, valuation of derivative liabilities, and valuation of preferred shares requires significant judgments and estimates used in the preparation of its consolidated financial statements.

Management bases the estimates on historical experience and on various other assumptions as discussed elsewhere to the consolidated financial statements that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. On an ongoing basis, management evaluates its estimates based on information that is currently available. Changes in circumstances, facts and experience may cause the Company to revise its estimates. Changes in estimates are recorded in the period in which they become known. Actual results could materially differ from these estimates.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.	Principal Accounting Policies (continued)

(e)	Functional currency and foreign currency translation

The Company’s reporting currency is Renminbi (“RMB”). The functional currency of the Company’s entities incorporated in Cayman Islands, British Virgin Islands and Hong Kong is the United States dollars (“US$”). The Company’s PRC subsidiaries, consolidated VIEs and VIEs’ subsidiaries determined their functional currency to be RMB. The determination of the respective functional currency is based on the criteria of ASC 830, Foreign Currency Matters.

Transactions denominated in other than the functional currencies are translated into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in other than the functional currency are translated at the balance sheet date exchange rate. The resulting exchange differences are included in the consolidated statements of comprehensive loss as foreign exchange related gains (losses), net.

The financial statements of the Company are translated from the functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in accumulated other comprehensive income (loss) as a component of shareholders’ equity.

The exchange rates used for translation on March 31, 2020 and 2021 were US$1.00= RMB 7.0851 and RMB 6.5713, respectively, representing the index rates stipulated by the People’s Bank of China.

(f)	Convenience translation

Translations of the consolidated balance sheets, the consolidated statements of comprehensive loss and the consolidated statements of cash flows from RMB into US$ as of and for the year ended March 31, 2021 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB 6.5518, representing the certificated exchange rate published by the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2021, or at any other rate.

(g)	Fair value of financial instruments

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3: Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.	Principal Accounting Policies (continued)

(g)	Fair value of financial instruments (continued)

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Company mainly consist of cash and cash equivalents, restricted cash, accounts receivable, amounts due from related parties, prepayments and other current assets, available-for-sale debt investments, accounts payable, short-term borrowings, derivative liabilities, accrued liabilities and other current liabilities, amounts due to related parties, and other debts.

As of March 31, 2020 and 2021, except for available-for-sale debt investments and derivative liabilities, carrying values of cash and cash equivalents, short-term investments,, accounts receivable, amounts due from related parties, prepayments and other current assets, accounts payable, short-term borrowings, accrued liabilities and other current liabilities, amounts due to related parties and current portion of other debts approximated their fair values reported in the consolidated balance sheets due to the short-term maturities of these instruments. The carrying value of long-term loans receivable, long-term borrowings and non-current portion of other debts approximated their fair values as of March 31, 2020 and 2021 as the interest rates they bear reflect the current market yield for comparable instruments. The Company reports available-for-sale debt investments and derivative liabilities at fair value at each balance sheet date and changes in fair value are reflected in the consolidated statements of comprehensive loss.

(h)	Cash and cash equivalents

Cash and cash equivalents include cash on hand and time deposits placed with banks and third party payment processors, which are unrestricted as to withdrawal or use, have original maturities of three months or less at the time of purchase and are readily convertible to known amounts of cash.

(i)	Short-term investments

Short-term investments comprise primarily of (i) cash deposits at fixed rates with original maturities of greater than three months, but less than 12 months and; (ii) the investments issued by commercial banks or other financial institutions with a variable interest rate indexed to the performance of underlying assets within one year. As of March 31, 2021, RMB118.5 million short-term investments were used as collateral of RMB105.9 million short-term and long-term borrowings.

(j)	Accounts receivable, net

Accounts receivable are presented net of allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts which reflects its best estimate of amounts that potentially will not be collected. The Company determines the allowance for doubtful accounts on general basis taking into consideration various factors including but not limited to historical collection experience and credit-worthiness of the customers as well as the age of the individual receivables balance. Additionally, the Company makes specific bad debt provisions based on any specific knowledge the Company has acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require the Company to use substantial judgment in assessing its collectability.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.	Principal Accounting Policies (continued)

(k)	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost elements of our inventories comprise the purchase price of products, vendor rebates, shipping charges to receive products from the suppliers when they are embedded in the purchase price. Cost is determined using the first-in first-out method. Provisions are made for excessive, slow moving, expired and obsolete inventories as well as for inventories with carrying values in excess of market. Certain factors could impact the realizable value of inventory, so the Company continually evaluates the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historical usage, inventory aging, expiration date, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, and other factors. The reserve or write-down is equal to the difference between the cost of inventory and the estimated net realizable value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory reserves or write-downs may be required that could negatively impact the Company’s gross margin and operating results. If actual market conditions are more favorable, the Company may have higher gross margin when products that have been previously reserved or written down are eventually sold.

(l)	Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is calculated on a straight-line basis over the following estimated useful lives.

The estimated useful lives are as follows:

Useful years
Warehouse equipment	3 - 5 years
Furniture, computer and office equipment	3 - 5 years
Vehicles	5 years
Software	10 years
Leasehold improvements	Over the shorter of the expected life of leasehold improvements or the lease term

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of comprehensive loss.

(m)	Intangible assets, net

Intangible assets purchased from third parties are initially recorded at cost. The Company performs valuation of the intangible assets arising from business combination to determine the relative fair value to be assigned to each asset acquired. The intangible assets are amortized using the straight-line method over the estimated useful lives of the assets.

The estimated useful lives of intangible assets are as follows:

Useful years
Trademark	10 years
Dealership	10 years
License	4.5 - 10 years

The estimated life of amortized intangibles is reassessed if circumstances occur that indicate the life has changed.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.	Principal Accounting Policies (continued)

(n)	Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of March 31, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. In accordance with the FASB guidance on “Testing of Goodwill for Impairment”, a company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company decides, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the implied fair value of the reporting unit’s goodwill and the carrying amount of goodwill will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

(o)	Long-term investments

The Company’s investments include equity method investments and available-for-sale debt securities.

The Company applies the equity method of accounting to account for an equity investment, in common stock or in-substance common stock, according to ASC 323 “Investment—Equity Method and Joint Ventures”, over which it has significant influence but does not own a majority equity interest or otherwise control. Under the equity method, the Company’s share of the post-acquisition profits or losses of the equity investees are recorded in share of results of equity investees in the consolidated statements of comprehensive loss. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity investee, if any, represents goodwill and intangible assets acquired. When the Company’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee.

Debt securities that the Company has the intent to hold the security for an indefinite period or may sell the security in response to the changes in economic conditions are classified as available-for-sale debt securities and reported at fair value. Unrealized gains and losses (other than impairment losses) are reported, net of the related tax effect, in other comprehensive income. Upon sale, realized gains and losses are reported in net income.

The Company continually reviews its investments to determine whether a decline in fair value to below the carrying value is other-than-temporary. The primary factors the Company considers in its determination are the duration and severity of the decline in fair value; the financial condition, operating performance and the prospects of the equity investee; and other company specific information such as recent financing rounds. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the investment is written down to fair value.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.	Principal Accounting Policies (continued)

(p)	Impairment of long-lived assets other than goodwill

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment by comparing carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets.

(q)	Revenue recognition

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”) and subsequently, the FASB issued several amendments which amends certain aspects of the guidance in ASC 2014-09 (ASU No. 2014-09 and the related amendments are collectively referred to as “ASC 606”). According to ASC 606, revenue is recognized when control of the promised good or service is transferred to the customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

The Company adopted ASC 606 for all periods presented. Consistent with the criteria of Topic 606, the Company follows five steps for its revenue recognition: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation. Revenue arrangements with multiple performance obligations are divided into separate distinct goods or services. The Company allocates the transaction price to each performance obligation based on the relative standalone selling price of the goods or services provided. The Company’s revenues are primarily derived from (i) product sales and (ii) online marketing and information services and other service.

When either party to a contract has performed, the Company presents the contract in the statement of financial position as a contract asset or a contract liabilities, depending on the relationship between the entity’s performance and the customer’s payment. A receivable is recorded when the Company has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. A contract asset is recorded when the Company has transferred products or services to the customer before payment is received or is due, and the Company’s right to consideration is conditional on future performance or other factors in the contract. No contract asset was recorded as of March 31, 2020 and 2021. The Company’s contract liabilities consist of payments received or awards to customers (in the form of Boqii Beans) related to unsatisfied performance obligations at the end of the period. As of April 1, 2019 and 2020, the Company’s total contract liabilities were RMB5.8 million and RMB7.7 million, respectively, of which RMB5.0 million and RMB7.7 million were recognized as revenue for the years ended March 31, 2020 and 2021. The Company’s total unearned revenue was RMB3.9 million as of March 31, 2021.

Revenue is recorded net of value-added tax.

Revenue recognition policies for each type of revenue steam are as follows:

Sales of merchandise

The Company primarily sells pet products through online stores to individual online customers. Besides online sales, the Company also sells products through offline channels to its business customers and pet stores across the country. The Company recognizes the product revenues from products sales on a gross basis as the Company is acting as a principal in these transactions. The Company has obtained control of the products before they are transferred to customers. The Company is primarily obligated in these transactions, is subject to inventory risk or has the ability to direct the use of inventory, and has latitude in establishing prices and selecting suppliers. Revenue is recognized when consumers physically accept the products after delivery, which is when the control of products is transferred, and is recorded net of return allowances and rebates to pet stores.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.	Principal Accounting Policies (continued)

(q)	Revenue recognition (continued)

Sales of merchandise (continued)

The Company also enters into arrangement with its business partners to sell their products on the Company’s online stores. The Company considers the arrangement meet the indicators of consignment arrangement under ASC 606-10-55-80, because (i) the business partners do not relinquish control of the products, even though the Company has physical possession of the goods. The Company does not control the underlying products, which are considered to be the business partners’ inventory until they are sold to the end consumers; (ii) the business partner retains the right to require the return of the goods held by the Company; (iii) the Company has no obligation to pay for the products that are in its physical possession; and (iv) the Company has no discretion in establishing prices of the products provided by its business partners. Upon successful sales, the Company will charge the business partners a negotiated amount or a fixed rate commission fee based on the sales amount. Commission revenues are recognized on a net basis at the point of consumers’ acceptance of products, net of return allowance.

Online marketing and information services and other revenue

The Company provides online marketing and information services to third-party on the Company’s various channels and third-party platforms, including but not limited to advertising placements, organizing online and offline marketing campaigns featuring social media influencers and circulating marketing messages to end consumers. With respect to the Company’s marketing services, length of the periods over which services are provided are generally within months or less, revenue from such arrangements is recognized ratably over the service period, as the third-party simultaneously consumes the benefits when the advertisement is displayed or the campaign is ongoing.

The Company also provides warehouse services. The warehouse services include warehousing, packaging, dispatching and other services. Revenue is primarily recognized when the services are rendered.

(r)	Sales returns

The Company offers online consumers an unconditional right of return for a period of seven days upon receipt of products. Return allowances, which reduce revenue and cost of sales, are estimated by categories of return policies offered to online customers, based on historical data the Company has maintained, and subject to adjustments to the extent that actual returns differ or are expected to differ.

(s)	Sales incentives

The Company grants certain units of Boqii Bean, from time to time, to its customers at its discretion in different situations. Boqii Beans are not redeemable for cash and can be used as a coupon for the customer’s future purchase on the Boqii Marketplace and Boqii.com. The value of ten units of Boqii Bean is equivalent to one RMB yuan before taking into account the impact of breakage.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.	Principal Accounting Policies (continued)

(s)	Sales incentives (continued)

For the Boqii Beans that are granted with concurrent revenue transactions, the allocated transaction price based on its relative standalone selling price are recognized as reduction of the revenue and accrued for as contract liabilities. As customers redeem awards, the accrued liability is reduced correspondingly. For the Boqii Beans that are granted without concurrent revenue transactions, they are not accounted for when granted and are recognized as a reduction of revenue when they are applied in future sales.

The Company also has a coupon program, through which the Company grants coupons to online customers when they make a successful purchase order, finish first registration on Boqii Marketplace or comment on products. When the coupon is granted concurrent with a revenue transaction, the Company accounts for the estimated cost of future usage of coupons as reduction of the revenue. When the coupon is not granted concurrent with a revenue transaction, they are not accounted for when they are granted and are recognized as a reduction of revenue when they are applied in future sales.

(t)	Cost of revenue

Cost of revenue consist of cost of product sales of RMB599.2 million, RMB610.6 million and RMB820.3 million for the years ended March 31, 2019, 2020 and 2021, respectively, and cost of services of RMB0.3 million, RMB0.9 million and RMB3.4 million for the years ended March 31, 2019, 2020 and 2021, respectively. Cost of product sales comprise the purchase price of products, vendor rebates and inventory write-downs. Cost of products does not include other direct costs related to cost of product sales such as shipping and handling expense, payroll and benefits of logistic staff, logistic centers rental expenses and depreciation expenses. Cost of service consists of the advertising and promotion costs, employee wages and benefits in connection with the Company’s provision of marketing and information services including the fees that the Company paid to third party for advertising and promotion on various online and offline channels.

(u)	Vendor rebates

The Company periodically receives consideration from certain vendors, representing rebates for products sold over a period of time. The Company accounts for the rebates received from its vendors as a reduction to the price it pays for the products purchased. Rebates are earned based on reaching minimum purchased thresholds for a specified period. When volume rebates can be reasonably estimated based on the Company’s past experience, current forecasts and purchase volume, a portion of the rebate is recognized as the Company makes progress towards the purchase threshold.

(v)	Fulfillment expenses

Fulfillment costs primarily represent warehousing, shipping and handling expenses for dispatching and delivering products to consumers, employee wages and benefits for the relevant personnel, customs clearance expenses and other related transaction costs.

(w)	Sales and marketing expenses

Sales and marketing expenses comprise primarily of advertising expenses, third-party platforms commission fee, employee wages, rental expenses and benefits for sales and marketing staff, depreciation expenses and other daily expenses which are related to the sales and marketing functions.

Advertising expenses consist primarily of customer acquisition cost and costs for the promotion of corporate image and product marketing. The Company expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. For the years ended March 31, 2019, 2020 and 2021, the advertising expenses were RMB95.9 million, RMB69 million and RMB83 million, respectively.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.	Principal Accounting Policies (continued)

(x)	General and administrative expenses

General and administrative expenses consist of employee wages and benefits for corporate employees, research and development expenses and other expenses which are related to the general corporate functions, including accounting, finance, tax, legal and human resources, costs associated with use by these functions of facilities and equipment, such as depreciation expenses, rental and other general corporate related expenses.

(y)	Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability, and operating lease liability, non-current in the Company’s consolidated balance sheets. Please refer to Note 15 for the disclosures regarding the Company’s method of adoption of ASC 842 and the impacts of adoption on its financial position, results of operations and cash flows.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate, which it calculates based on the credit quality of the Company and by comparing interest rates available in the market for similar borrowings, and adjusting this amount based on the impact of collateral over the term of each lease.

The Company has elected to early adopt the following lease policies in conjunction with the adoption of ASU 2016-02 on April 1, 2018: (i) elect for each lease not to separate non-lease components from lease components and instead to account for each separate lease component and the non-lease components associated with that lease component as a single lease component; (ii) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Company elected not to apply ASC 842 recognition requirements; and (iii) the Company elected to apply the package of practical expedients for existing arrangements entered into prior to April 1, 2018 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and (c) initial direct costs.

(z)	Government grant

The Company’s PRC based subsidiaries received government subsidies from certain local governments. The Company’s government subsidies consisted of specific subsidies and other subsidies. Specific subsidies are subsidies that the local government has provided for a specific purpose, such as product development and renewal of production facilities. Other subsidies are the subsidies that the local government has not specified its purpose for and are not tied to future trends or performance of the Company; receipt of such subsidy income is not contingent upon any further actions or performance of the Company and the amounts do not have to be refunded under any circumstances. The Company recorded specific purpose subsidies as advances payable when received. For specific subsidies, upon government acceptance of the related project development or asset acquisition, the specific purpose subsidies are recognized to reduce related cost of asset acquisition. Other subsidies are recognized as other income upon receipt as further performance by the Company is not required.

(aa)	Income taxes

Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. The Company accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Tax. Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis, and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.	Principal Accounting Policies (continued)

(aa)	Income taxes (continued)

Uncertain tax positions

The Company recognizes in its consolidated financial statements the benefit of a tax position if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Company estimates its liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Company’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Company’s consolidated financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require the Company to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of March 31, 2020 and 2021, the Company did not have any significant unrecognized uncertain tax positions.

(ab)	Share-based compensation

The Company follows ASC 718 to determine whether a share option should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees, management and nonemployees classified as equity awards are recognized in the financial statements based on their grant date fair values which are calculated using an option pricing model.

Employees’ share-based compensation awards are measured at the grant date fair value of the awards and recognized as expenses (a) immediately at the grant date if no vesting conditions are required; or (b) for share-based awards granted with only service conditions, using the graded vesting method, net of estimated forfeitures, over the vesting period; or (c) for share-based awards granted with service conditions and the occurrence of an initial public offering (“IPO”) as performance condition, cumulative share-based compensation expenses for the options that have satisfied the service condition should be recorded upon the completion of the IPO, using the graded vesting method.

Under ASC 718, the Company applies the Binominal option pricing model in determining the fair value of options granted. ASC 718 requires forfeiture rates to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expense is recorded net of estimated forfeitures such that expense is recorded only for those share-based awards that are expected to vest.

(ac)	Net loss per share

Basic net loss per share is computed by dividing net loss attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year using the two class method. Using the two class method, net profit/loss is allocated between ordinary shares and other participating securities (i.e. preferred shares) based on their participating rights.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalents shares outstanding during the year/period. Ordinary share equivalents consist of the ordinary shares issuable in connection with the Company’s convertible redeemable preferred shares using the if-converted method, and ordinary shares issuable upon the conversion of the share options, using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.	Principal Accounting Policies (continued)

(ad)	Comprehensive loss

Comprehensive loss is defined as the changes in shareholders’ deficit of the Company during a period transactions and other events and circumstances excluding transactions resulting from investments from shareholders, distributions to shareholders, accretions on convertible redeemable preferred shares and modification and extinguishment of convertible redeemable preferred shares. Comprehensive loss for the periods presented includes net loss and foreign currency translation adjustments.

(ae)	Segment reporting

ASC 280, Segment Reporting, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. As a whole and hence, the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. As the Company’s long-lived assets are substantially located in the PRC and substantially all the Company’s revenue are derived from within the PRC, no geographical segments are presented.

(af)	Recent accounting pronouncements

The Company qualifies as an “emerging growth company”, or EGC, pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As an EGC, the Company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. The Company adopts the following standards based on extended transition period provided to private companies or early adopts as necessary as permitted by the respective standards.

New and amended standards not yet adopted by the Company:

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326), to provide financial statement users with more useful information about expected credit losses. ASU 2016-13 also changes how entities measure credit losses on financial instruments and the timing of when such losses are recorded. ASU 2016-13 is effective for fiscal years and interim periods within those years beginning after December 15, 2021 for the Company, with early adoption permitted. The Company is in the process of evaluating the impact of this accounting standard on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12—Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The amendments in ASU 2019-12 simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. ASU 2019-12 is effective for the Company for fiscal years beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating the impact of ASU 2019-12.

In January 2020, the FASB issued ASU 2020-01 Investments—Equity securities (Topic 321), Investments—Equity method and joint ventures (Topic 323), and Derivatives and hedging (Topic 815)—Clarifying the interactions between Topic 321, Topic 323, and Topic 815. The amendments clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. The amendments also clarify that for the purpose of applying paragraph 815-10-15-141(a) an entity should not consider whether, upon the settlement of the forward contract or exercise of the purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method in Topic 323 or the fair value option in accordance with the financial instruments guidance in Topic 825. The standard is effective for the Company for fiscal years beginning after December 15, 2021, with early adoption permitted. The Company is currently evaluating the impact of ASU 2020-01.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

3.	Business combinations

For the years ended March 31, 2019 and 2020, the Company has completed the below business combinations. The results of the acquired entities’ operations have been included in the Company’s consolidated financial statements since their respective dates of acquisition.

(a)	Nanjing Cuida Biotechnology Co. Ltd. (Cuida)

Cuida is a company incorporated in Nanjing, the PRC and engages in selling veterinary drugs to offline pet stores and pet hospitals. On December 18, 2018, the Company acquired 70% equity interest of Cuida with total cash consideration of RMB6 million. The results of Cuida have been included in the consolidated financial statements of the Company since the acquisition date of December 18, 2018. As of March 31, 2019, the total unpaid cash consideration was RMB5.1 million, which was subsequently paid in March 2020. On the acquisition date, the allocation of the purchase price of the assets acquired and liabilities assumed based on their fair values was as follows. Fair value of the noncontrolling interests was estimated based on the equity value of Cuida derived by the discounted cash flow method after further considering a discount for lack of control:

As of December 18, 2018
RMB
Cash and cash equivalents	36
Accounts receivable, net	15
Inventory	783
Prepayments and other current assets	5,693
Amortizable intangible assets
License	1,773

Total assets	8,300

Salary and welfare payable	(4)
Accrued liabilities and other current liabilities	(246)
Deferred tax liabilities	(443)

Total liabilities	(693)

Net assets acquired	7,607

Goodwill	494
Non-controlling interests	(2,101)

Total	6,000

As of December 18, 2018
RMB
Total purchase price is comprised of:
- cash consideration	6,000

The identifiable intangible asset is veterinary drugs license, which is amortized on a straight-line basis over 4.5 years.

The acquired business contributed revenues of RMB1 million and losses of RMB0.08 million to the Company for the period from December 18, 2018 to March 31, 2019. The pro forma operating results for the Company, assuming the acquisition of Cuida occurred on April 1, 2017, represents the pro forma impact from April 1, 2017 to December 17, 2018.

Year Ended March 31, 2019
RMB
Net revenues	804,175
Net loss	(231,712)

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

3.	Business combinations (continued)

(b)	Xingmu Holding Limited (“Xingmu”, together with its subsidiaries and VIE, (“Xingmu Group”))

In August 2018, the Company acquired 14.5% equity interest of Nanjing Xingmu Biotechnology Co., Ltd. (“Nanjing Xingmu”), an offline veterinary drugs trading company incorporated in the PRC. The total purchase consideration was RMB10 million. According to the investment agreement, the Company was entitled to appoint a director to Nanjing Xingmu (out of total three board seats). The Company accounted this investment using equity method. In November 2019, Nanjing Xingmu’s then shareholders set up an overseas investment holding structure by establishing overseas holding companies and a PRC wholly owned subsidiary and entering into a series of contractual arrangements, through which Nanjing Xingmu became a consolidated VIE of Xingmu, an investment holding company incorporated in Cayman Islands (the “Reorganization”). In connection with the Reorganization, the Company acquired 51% equity interest of Xingmu by issuing 461,513 Series E convertible redeemable preferred shares of the Company and surrendering the Company’s previously held 14.5% equity interest in Nanjing Xingmu. After the transaction, the Company obtained control of Xingmu Group which consolidates Nanjing Xingmu. The Company accounted for this transaction as a step acquisition with the total purchase consideration of RMB44.1 million, which included the fair value of RMB33.4 million of the Company’s Series E convertible redeemable preferred shares issued, and the fair value of the previously held 14.5% equity interest of Nanjing Xingmu in an amount of RMB10.6 million. A gain of RMB0.5 million in relation to the revaluation of the previously held equity interests was recorded in other gains (losses), net in the consolidated statement of comprehensive loss for the year ended March 31, 2020. The fair value of the previously held equity interests was estimated based on the equity value of Nanjing Xingmu derived by the discounted cash flow method after further considering a discount for lack of control.

On the acquisition date of November 1, 2019, the allocation of the purchase price of the assets acquired and liabilities assumed based on their fair values was as follows. Fair value of the noncontrolling interests was estimated based on the equity value of Xingmu Group derived by the discounted cash flow method after further considering a discount for lack of control:

As of November 1, 2019
RMB
Cash and cash equivalents	1,783
Accounts receivable, net	3,273
Inventory	9,445
Prepayments and other current assets	6,092
Property and equipment, net	91
Long-term investments	2,502
Amortizable intangible assets
License	1,756
Dealership	31,717

Total assets	56,659

Short-term borrowings	(2,200)
Accounts payable	(1,561)
Salary and welfare payable	(159)
Accrued liabilities and other current liabilities	(3,970)
Deferred tax liabilities	(8,368)

Total liabilities	(16,258)

Net assets acquired	40,401

Goodwill	39,690
Non-controlling interests	(36,023)

Total	44,068

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

3.	Business combinations (continued)

As of November 1, 2019
RMB
Total purchase price is comprised of:
- fair value of 14.5% previously held equity interests	10,628
- fair value of the Company’s Series E convertible redeemable preferred shares to achieve control	33,440

Fair value of total consideration	44,068

The intangible assets primarily consist of veterinary drugs license and dealership, which are amortized on a straight-line basis over 4.5 years and 10 years, respectively.

The acquired business contributed revenues of RMB30.9 million and earnings of RMB2.0 million to the Company for the period from November 1, 2019 to March 31, 2020. The pro forma operating results for the Company, assuming the acquisition of Xingmu occurred on April 1, 2018 is as follows:

	Year Ended March 31, 2019	Year Ended March 31, 2020
	RMB	RMB
Net revenues	850,932	802,249
Net loss	(230,451)	(176,070)

4.	Risks and Concentration

(a)	Foreign currency exchange rate risk

In July 2005, the PRC government changed its decades-old policy of pegging the value of RMB to US$, and RMB appreciated more than 20% against US$ over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between RMB and US$ remained within a narrow band. Since June 2010, the RMB has fluctuated against US$, at times significantly and unpredictably. The depreciation of RMB against US$ was approximately 5.7% in 2018. The appreciation of RMB against US$ was approximately 1.2% in 2019. It is difficult to predict how market forces or the PRC or the U.S. government policy may impact the exchange rate between RMB and US$ in the future.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

4.	Risks and Concentration (continued)

(b)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s interest rate risk arises primarily from long-term borrowings. Borrowings issued at variable rates and fixed rates expose the Company to cash flow interest rate risk and fair value interest rate risk respectively.

(c)	Concentration of credit risk

Financial instruments that potentially subject the Company to the concentration of credit risks consist of cash and cash equivalents, restricted cash, accounts receivable and amounts due from related parties. The maximum exposures of such assets to credit risk is their carrying amounts as of the balance sheet dates. The Company deposits its cash and cash equivalents and restricted cash with financial institutions located in jurisdictions where the subsidiaries are located. The Company believes that no significant credit risk exists as these financial institutions have high credit quality.

Accounts receivable are typically unsecured and are derived from revenue earned through third-party consumers. The Company conducts credit evaluations of third-party customers and related parties, and generally does not require collateral or other security from its third-party customers and related parties. The Company establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific third-party customers and related parties.

(d)	Concentration of customers and suppliers

Substantially all revenue was derived from customers located in China. There are no customers from whom revenues individually represent greater than 10% of the total revenues of the Company in any of the periods presented.

For the year ended March 31, 2020, Royal Canin China Co., Ltd. and Boehringer Ingelheim Animal Health (Shanghai) Co., Ltd. contributed 24% and 14% of total purchases of the Company, respectively . For the year ended March 31, 2021, Royal Canin China Co., Ltd. and Boehringer Ingelheim Animal Health (Shanghai) Co., Ltd. contributed 19% and 7% of total purchases of the Company, respectively.

The following table summarizes the supplier with greater than 10% of the accounts payable of the Company:

	Year Ended March 31, 2019	Year Ended March 31, 2020	Year Ended March 31, 2021
	RMB	RMB	RMB
Royal Canin China Co., Ltd.	14,320	13,331	15,616

5.	Cash and cash equivalents

Cash and cash equivalents represent cash on hand and demand deposits placed with banks and third party-payment processors, which are unrestricted as to withdrawal or use. Cash and cash equivalents balance as of March 31, 2020 and March 31, 2021 primarily consist of the following currencies:

	As of March 31, 2020		As of March 31, 2021

	Amount	RMB equivalent	Amount	RMB equivalent
RMB	83,844	83,844	121,670	121,670
Hong Kong dollars	15	13	25	21
US$	635	4,495	25,947	170,508
EUR	—	—	5	38

Total		88,352		292,237

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

6.	Accounts receivable, net

Accounts receivable consist of the following:

	As of March 31, 2020	As of March 31, 2021
	RMB	RMB
Accounts receivable - Product sales	44,558	37,429
Accounts receivable - Online marketing and information service and other service	785	8,559
Allowance of doubtful accounts	(363)	(256)

Total	44,980	45,732

Movement of allowance of doubtful accounts

	As of March 31, 2018	As of March 31, 2020	As of March 31, 2021
	RMB	RMB	RMB
At beginning of year	—	92	363
Addition/(reversal)	92	271	(107)

At end of year	92	363	256

7.	Inventories, net of inventory reserves

Inventories, net of inventory reserves consist of the following:

	As of March 31, 2020	As of March 31, 2021
	RMB	RMB
Products	62,249	90,913
Packaging materials and others	807	638

Total inventories, net of inventory reserves	63,056	91,551

8.	Prepayments and other current assets

The prepayments and other current assets consist of the following:

	As of March 31, 2020	As of March 31, 2021
	RMB	RMB
Loans receivable (a)	35,082	3,957
Prepayments for purchases of products (b)	16,152	53,209
Vendor rebate receivables (c)	10,486	8,723
Value-added tax (“VAT”) deductible (d)	9,818	10,672
Sales return assets	1,157	1,244
Deposits	774	1,456
Others	3,251	6,000

Total	76,720	85,261

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

8.	Prepayments and other current assets (continued)

(a)	The balance represents loans receivable due from third parties.

In January 2020, the Company entered into a four-month loan agreement with a third-party company for a principal amount of RMB1.0 million, bearing an interest rate of 6% per annum and the loan was repaid in May 2020.

In May 2019, the Company entered into a four-month loan agreement with a third-party company for a principal amount of US$1.5 million (RMB10.8 million), bearing an interest rate of 5% per annum. In September 2019, the Company and the borrower agreed to extend the loan agreement for another eight months.

In May 2019, the Company entered into an interest free loan agreement with one of its previously preferred shareholders for a principal amount of US$1.4 million (RMB9.8 million) with a term of 730 days, which was subsequently amended to 600 days on December 5, 2019, and the maturity date of the loan was shortened to December 2020. The Company accounted for the loan receivable by using effective interest rate method and difference of RMB0.2 million between the discounted present value of the loan receivable and the cash amount lent out was recorded as interest income loss for the year end March 31, 2020. The loan was early repaid in July, 2020. In June 2020, the Company entered into another interest free loan agreement with the shareholder for a principal amount of US$4.85 million (RMB33.0 million) with a term of three months. In February 2021, the Company entered into a share repurchase agreement with the shareholder. The Company repurchased and cancelled 521,924 shares of Class A ordinary shares held by the shareholder with a consideration amounting to the loan principal of US$4.85 million.

In December 2018, the Company entered into an interest free facility loan agreement with a third-party company for a total loan facility up to RMB20 million with a term of 12 months. As of March 31, 2020 and 2021, the principal amount outstanding under this agreement was RMB11.4 million and RMB0.6 million, respectively. The loan was repaid in June 2021.

In December 2018, the Company entered into a two-year loan agreement with a third-party company for a principal amount of RMB1.46 million, bearing an interest rate of 6% per annum, out of which RMB0.7 million and RMB0.8 million were repaid in June 2019 and October 2020, respectively. As of March 31, 2020, the outstanding principal amount under this agreement was RMB0.8 million.

In December 2018, the Company entered into a two-year loan agreement with a third-party company for a principal amount of RMB1.5 million, bearing an interest rate of 6% per annum. The loan was early repaid in August 2020.

In July 2020, the Company entered into a one-year loan agreement with a third-party company for a principal amount of RMB0.65 million, bearing an interest rate of 4% per annum.

In September 2020, the Company entered into a one-year interest free loan agreement with a third-party company for a principal amount of RMB0.12 million.

From November 2020 to February 2021, the Company has entered into six one-year loan agreements with six individual persons for a total principal amount of RMB2.6 million, of which 1 million is an interest-free loan, and the remained 1.6 million loan bearing an interest rate of 3% per annum. As of the date of the report, the Company has received RMB0.6 million,

(b)	Prepayments for purchases of products represent cash prepaid to the Company’s third party brand partners for the procurement of products.

(c)	Vendor rebate receivables represent the rebates to be received by the Company from its suppliers after certain levels of purchases are achieved.

(d)	VAT recoverable represents the balances that the Company can utilize to deduct its value-added tax liabilities within the next 12 months.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

9.	Property and equipment, net

Property and equipment consist of the following:

	As of March 31, 2020	As of March 31, 2021
	RMB	RMB
Cost:
Warehouse equipment	2,426	2,513
Furniture, computer and office equipment	5,864	6,592
Vehicles	1,912	2,891
Leasehold improvement	5,555	10,056
Software	2,695	2,709

Total cost	18,452	24,761
Less: Accumulated depreciation	(13,471)	(16,375)

Property and equipment, net	4,981	8,386

The total amounts charged to the consolidated statements of comprehensive loss for depreciation and amortization expenses amounted to approximately RMB3.00 million, RMB2.66 million and RMB3.08 million for the years ended March 31, 2019, 2020 and 2021, respectively.

10.	Intangible assets, net

Intangible assets of the Company were mainly as follows:

	As of March 31, 2020	As of March 31, 2021
	RMB	RMB
Cost:
Trademark	447	447
License (Note 3)	3,530	3,530
Dealership (Note 3)	31,717	31,717

Total cost	35,694	35,694
Less: Accumulated amortization	(2,156)	(6,157)

Intangible assets, net	33,538	29,537

License and dealership resulting from the business combinations (Note 3) completed during the years ended March 31, 2019 and 2020 have been allocated to the single reporting unit of the Company. The total amount of intangible assets resulting from the business combinations were RMB33.47 million and RMB29.28 million as of March 31, 2020 and 2021, respectively.

The total amortization expenses charged to the consolidated statements of comprehensive loss amounted to approximately RMB0.18 million, RMB1.92 million and RMB4.00 million for the years ended March 31, 2019, 2020 and 2021, respectively.

The annual estimated amortization expense for intangible assets subject to amortization for the succeeding five years is as follows:

	As of March 31,
	2022	2023	2024	2025	2026
Amortization expenses	4,001	4,001	3,770	3,342	3,209

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

11.	Long-term investments

The Company’s long-term investments consist of the following:

	As of March 31,	As of March 31,
	2020	2021
	RMB	RMB
Equity method investments	3,104	2,973
Available-for-sale investments	70,328	71,357

Total	73,432	74,330

Equity method investments

The Company applies equity method in accounting for its investments in entities in which the Company has the ability to exercise significant influence but does not have control. As of March 31, 2020 and 2021, the carrying value of the equity method investments were RMB3.1 million and RMB3.0 million respectively, the change of which primarily relates to the equity loss recognized.

Available-for-sale debt investments

The following table summarizes the Company’s available-for-sale debt investments as of March 31, 2020:

	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Unlisted debt securities	60,000	10,328	—	70,328

The following table summarizes the Company’s available-for-sale debt investments as of March 31, 2021:

	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Unlisted debt securities	60,000	11,357	—	71,357

In October 2017, the Company purchased 7.2% shareholding of Qingdao Shuangan Biotechnology Co., Ltd (“Qingdao Shuangan”) with a cash consideration of RMB10 million. According to the investment agreement, the Company is entitled to demand redemption after 48 months from the transaction closing date. As of March 31, 2020 and 2021, based on the valuation results, the Company re-measured the investment in Qingdao Shuangan at fair value of RMB17 million and RMB17.3 million, respectively. For the years ended March 31, 2020 and 2021, the unrealized securities holding gain (net of tax) of RMB1.0 million and RMB0.02 million was recorded as other comprehensive income, respectively.

In October 2019, the Company purchased 23.64% shareholding of Beijing Petdog Technology Development Co., Ltd. (“Beijing Petdog”) with a cash consideration of RMB50 million. According to the investment agreement, the Company is entitled to demand redemption after 60 months from the transaction closing date. As of March 31, 2020 and 2021, based on the valuation results, the Company re-measured the investment at fair value of RMB53.3 million and RMB54.0 million, respectively. For year ended March 31, 2020 and 2021, the unrealized securities holding gain (net of tax) of RMB2.3 million and RMB0.75 million was recorded as other comprehensive income.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

12.	Goodwill

The goodwill of RMB40 million as of March 31, 2020 and 2021 represented the goodwill generated from the acquisition of Cuida and Xingmu (see Note 3). The businesses of Cuida and Xingmu were fully integrated into the Company after those acquisitions. As of March 31, 2020 and 2021, the Company performed a qualitative assessment by evaluating relevant events and circumstances that would affect the Company’s single reporting unit and did not note any indicator that it is more likely than not that the fair value of the Company’s reporting unit is less than its carrying amount, and therefore the Company’s goodwill was not impaired.

The changes in the carrying amount of goodwill were as follows:

Total
RMB
Balance as of March 31, 2019
Goodwill	494
Accumulated impairment loss	—

494

Transaction during the year
Additions (Note 3)	39,690

Balance as of March 31, 2020
Goodwill	40,184
Accumulated impairment loss	—

40,184

Transaction during the year
Additions	—

Balance as of March 31, 2021
Goodwill	40,184
Accumulated impairment loss	—

40,184

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

13.	Other non-current Assets

	As of March 31,	As of March 31,
	2020	2021
	RMB	RMB
Deposits (a)	3,076	3,767
Long-term loans receivable (b)	—	344
Deferred initial public offering related costs	7,943	—

	11,019	4,111

(a)	Deposits mainly consisted of rental deposits and deposit for online stores operated on third party platforms, which will be collected after one year.
(b)

In December 2018, the Company entered into a two-year loan agreement with a third-party company for a principal amount of RMB1.5 million, bearing an interest rate of 6% per annum. As of March 31, 2020, the principal amount outstanding under this agreement was RMB1.5 million, which should be collected within one year and was recorded as prepayments and other current assets. The loan was early repaid in August 2020.

In December 2018, the Company entered into a two-year loan agreement with another third-party company for a principal amount of RMB1.46 million, bearing an interest rate of 6% per annum. As of March 31, 2020, the principal amount outstanding under this agreement was RMB1.46 million, which should be collected within one year and was recorded as prepayments and other current assets. The loan was early repaid in October 2020.

In October 2020, the Company entered into a two-year interest free loan agreement for a principal amount of RMB0.3 million with a third-party. As of March 31, 2021, the principal amount outstanding under this agreement was RMB0.3 million.

14.	Accrued liabilities and other current liabilities

Accrued liabilities and other current liabilities consist of the following:

	As of March 31,	As of March 31,
	2020	2021
	RMB	RMB
Logistics expenses payables	18,688	16,594
Accrued advertising expenses	611	228
Advances from customers (a)	7,825	3,534
Refund obligation of sales returns	1,345	1,543
Professional service fee accruals	5,046	3,449
Others	4,368	4,707

Total	37,883	30,055

(a)	This balance represented the deposits placed from the Company’s customers for the purchases of the Company’s goods and services, and are refundable upon customer requests.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

15.	Leases

As of March 31, 2020 and 2021, the Company has operating leases recorded on its consolidated balance sheet for certain office spaces and facilities that expire on various dates through 2026. The Company does not plan to cancel the existing lease agreements for its existing facilities prior to their respective expiration dates. When determining the lease term, the Company considers options to extend or terminate the lease when it is reasonably certain that it will exercise or not exercise that option. All of the Company’s leases qualify as operating leases.

	As of March 31,	As of March 31,
	2020	2021
	RMB	RMB
Assets
Operating lease right-of-use assets	14,951	29,234

Liabilities
Operating lease liabilities, current	7,969	8,063
Operating lease liabilities, non-current	5,375	19,997

Weighted average remaining lease term (years)	1.52	3.70
Weighted average discount rate	5.82%	6.47%

Information related to operating lease activity during the years ended March 31, 2019, 2020 and 2021 are as follows:

	Year ended March 31, 2019	Year ended March 31, 2020	Year ended March 31, 2021
	RMB	RMB	RMB
Operating lease right-of-use assets obtained in exchange for lease obligations	19,570	10,051	25,970

Operating lease rental expense
Amortization of right-of-use assets	17,919	15,708	11,687
Interest of lease liabilities	1,636	1,353	1,596

	19,555	17,061	13,283

	Year ended March 31, 2019	Year ended March 31, 2020	Year ended March 31, 2021
	RMB	RMB	RMB
Operating lease payments (included in measurement of lease liabilities)	19,284	18,183	12,850

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

15.	Leases (continued)

Maturities of lease liabilities were as follows:

Year ended March 31, 2021
RMB
For the year ending March 31,
2022	11,213
2023	6,589
2024	5,837
2025	6,568
2026 and thereafter	2,949

Total lease payments	33,156
Less: imputed interest	(5,096)

Total	28,060

16.	Interest expense

	Year ended March 31, 2019	Year ended March 31, 2020	Year ended March 31, 2021
	RMB	RMB	RMB
Amortization charges on promissory notes	17,077	56,290	21,611
Interest expense on borrowings	1,453	2,815	6,039
Others	124	163	—

Total	18,654	59,268	27,650

17.	Other gains (losses), net

	Year ended March 31, 2019	Year ended March 31, 2020	Year ended March 31, 2021
	RMB	RMB	RMB
Gain from the re-measurement of the previously held equity interests to the fair value in the business acquisition (Note 3)	—	481	—
Foreign exchange losses, net	(8,971)	(3,787)	(2,867)
Gain on disposal of other debts (Note 22)	—	10,095	6,846
Reimbursement from a depositary bank (a)	—	—	6,556
Others	(843)	195	797

	(9,814)	6,984	11,332

(a)	In December 2020, the Company received a reimbursement of US$1.0M (equivalent to RMB6.6 million) from the depository for the establishment and maintenance of the ADS program.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

18.	Income taxes

Cayman Islands

Under the current tax laws of Cayman Islands, the Company and its subsidiaries incorporated in the Cayman Islands are not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s subsidiaries incorporated in Hong Kong are subject to a two-tiered profits tax rate of 8.25% and 16.5% on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

China

On July 25, 2018, Boqii (Shanghai) Information Technology Co., Ltd. (“Shanghai Boqii”) was entitled to be “Software Enterprises”. According to the new CIT Law and relevant regulations, from the year of 2018, the entity could enjoy a tax holiday of 2-year CIT exemption and subsequently 3-year 12.5% preferential tax rate.

Shanghai Boqii was also qualified as a “High and New Technology Enterprise (“HNTE”) on August 29, 2019, and is eligible to enjoy a preferential tax rate of 15% from 2019 to 2024 to the extent it has taxable income under the Enterprise Income Tax (“EIT”) Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. Shanghai Boqii can re-apply for the HNTE certificate when the prior certificate expires. Whilst Shanghai Boqii was entitled to the tax preferential treatments under both “HNTE” and “Software Enterprises”, Shanghai Boqii chose to apply the preferential tax rate of “Software Enterprises”.

The Company’s other PRC subsidiaries, VIEs and VIEs’ subsidiaries are subject to the PRC general income tax rate of 25%.

Reconciliations of the differences between the income tax expense of the Company and the PRC statutory EIT rate applicable to    losses of the consolidated entities are as follows:

	Year ended March 31, 2019	Year ended March 31, 2020	Year ended March 31, 2021
	RMB	RMB	RMB
Loss before income tax	(231,758)	(175,925)	(193,391)
Income tax computed at respective applicable tax rate	(57,940)	(43,981)	(48,348)
Effect of different tax jurisdiction	25,553	19,507	14,272
Super deduction for research and development expenses (a)	(5,969)	(4,719)	(2,632)
Non-deductible expenses	133	138	140
Change in valuation allowance	38,364	29,567	37,439

Total	141	512	871

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

18.	Income taxes (continued)

(a)

According to the relevant laws and regulations promulgated by the State Administration of Tax of the PRC effective from 2008 onwards, enterprises engaging in research and development activities are entitled to claim 150% of their qualified research and development expenses so incurred as tax deductible expenses when determining their assessable profits for the year (‘Super Deduction’). The additional deduction of 50% of qualified research and development expenses can only be claimed directly in the annual EIT filing and subject to the approval from the relevant tax authorities. Effective from 2018 onwards, enterprises engaging in research and development activities are entitled to claim 175% of their qualified research and development expenses so incurred as tax deductible expenses. The additional deduction of 75% of qualified research and development expenses can be directly claimed in the annual EIT filing. For the years end March 31, 2019, 2020 and 2021, the super deduction for research and development expenses amounted to RMB5.9 million, RMB4.7 million and RMB2.6 million, respectively.

The provisions for income taxes for the years ended March 31, 2019, 2020 and 2021 differ from the amounts computed by applying the EIT primarily due to preferential tax rate enjoyed by certain subsidiaries and VIEs of the Company. The following table sets forth the effect of preferential tax on China operations:

	Year ended March 31, 2019	Year ended March 31, 2020	Year ended March 31, 2021
	RMB	RMB	RMB
Tax holiday effect	(4,126)	(5,471)	1,074
Basic and diluted net loss per share effect	(0.20)	(0.25)	0.02

Reconciliations between the effective income tax rate and the PRC statutory income tax rate are as follows:

	Year ended March 31, 2019	Year ended March 31, 2020	Year ended March 31, 2021
	RMB	RMB	RMB
PRC statutory income tax rates	25%	25%	25%
Effect on tax rates in different tax jurisdiction	(11%)	(11%)	(7%)
Super deduction for research and development expenses	3%	3%	1%
Non-deductible expenses	0%	0%	0%
Change in valuation allowance	(17%)	(17%)	(19%)

Total	0%	0%	0%

Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of comprehensive loss are as follows:

	Year ended March 31, 2019	Year ended March 31, 2020	Year ended March 31, 2021
	RMB	RMB	RMB
Current income tax expense	—	149	1,018
Deferred tax expense	(141)	(661)	(1,889)

Income tax credit, net	(141)	(512)	(871)

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

18.	Income taxes (continued)

Deferred tax assets and deferred tax liabilities

Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax asset and liabilities balances as of March 31, 2020 and 2021 are as follows:

	As of March 31,	As of March 31,
	2020	2021
	RMB	RMB
Deferred tax assets:
Net accumulated loss-carry forward	106,320	143,426
Deferred deductible advertising expense	1,780	940
Allowance	159	130
Contract liabilities	1,821	413
Accruals	2,459	5,069
Less: Valuation allowance	(112,539)	(149,978)

Net deferred tax assets	—	—

	As of March 31,	As of March 31,
	2020	2021
	RMB	RMB
Deferred tax liabilities:
Recognition of intangible assets arising from asset acquisition and business combination	(8,009)	(6,119)
Unrealized fair value change of the available-for-sale debt investments	(2,582)	(2,839)

Net deferred tax liabilities	(10,591)	(8,958)

As of March 31, 2020 and 2021, the PRC entities of the Company had tax loss carryforwards of approximately RMB425 million and RMB574 million respectively, which can be carried forward to offset taxable income. The carryforwards period for net operating losses under the EIT Law is five years. The net operating loss carry forward of the Company will expire in varying amounts between 2022 and 2026. Other than the expiration, there are no other limitations or restrictions upon the Company’s ability to use these operating loss carryforwards.

Valuation allowance is provided against deferred tax assets when the Company determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Company considered factors including future taxable income exclusive of reversing temporary differences and tax loss carry forwards. If events occur in the future that allow the Company to realize part or all of its deferred income tax, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur. As of March 31, 2020 and 2021, valuation allowances of RMB112.5 million and RMB150.0 million were provided because it was more likely than not that the Company will not be able to utilize certain tax losses carry forwards and other deferred tax assets generated by its subsidiaries and VIEs.

Movement of valuation allowance is as follows:

	As of March 31,	As of March 31,
	2020	2021
	RMB	RMB
Beginning balance	82,972	112,539
Change of valuation allowance	29,567	37,439

Ending balance	112,539	149,978

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

19.	Ordinary Share

As of March 31, 2020,the Company had 22,238,454 ordinary shares issued and outstanding. As of March 31, 2021, the Company had 54,505,108 Class A ordinary shares and 13,037,729 Class B ordinary shares issued and outstanding, respectively.

Initial public offering

In October 2020, the Company completed its IPO on the New York Stock Exchange of 7,000,000 American Depositary Shares (“ADS”) (including 1,050,000 ADSs sold upon the full exercise of the underwriters’ over-allotment option) (each representing 0.75 of one Class A ordinary share), for a total ordinary shares offering of 5,250,000 shares at a price of US$10.00 per ADS. The net proceeds raised from the IPO amounted to approximately US$64 million after deducting underwriting discounts and commissions and other offering expenses.

Upon the completion of the IPO, all series of redeemable convertible preferred shares of the Company were converted and designated as Class A ordinary shares with a par value of US$0.001 each on a one-for-one basis except for (i)10,340,000 shares of Series A preferred shares were automatic converted into 7,844,137 ordinary shares on a 1: 0.76 basis, (ii) 9,067,384 shares of Series B preferred shares were automatic converted into 8,557,980 ordinary shares on a 1:0.94 basis, (iii) 6,734,459 shares of Series C+ preferred shares were automatic converted into 6,883,520 ordinary shares on a 1:1.02 basis and (iv) 833,125 shares of Series C preferred shares were converted and designated as Class B ordinary shares with a par value of US$0.001 each on a one-for-one basis. 12,204,604 ordinary shares were designated as Class B ordinary share on a one-for-one basis. The remaining ordinary shares were designated as Class A ordinary shares on a one-for-one basis.

In respect of all matters subject to shareholders’ vote, each holder of Class A ordinary share is entitled to one and each holder of Class B ordinary share is entitled to twenty votes.

In February 2021, the Company entered into a share repurchase agreement with one of its previously preferred shareholders. The Company repurchased and cancelled 521,924 shares of Class A ordinary shares held by the shareholder with a consideration amounting to US$4.8 million (which is the principal amount of the loan receivable from the shareholder).

20.	Convertible redeemable preferred shares

Series A convertible redeemable preferred shares (“Series A Preferred Shares”)

On October 15, 2012, the Company entered into a shares purchase agreement with certain investors, pursuant to which 3,102,000 and 7,238,000 Series A Preferred Shares were issued on November 19, 2012 and April 3, 2013, respectively, for an aggregated consideration of US$11.0 million. The Company incurred issuance costs of RMB1.7 million (US$0.3 million) in connection with this offering.

Series B convertible redeemable preferred shares (“Series B Preferred Shares”)

On February 7, 2014, the Company entered into a shares purchase agreement with certain investors, pursuant to which 9,067,384 Series B Preferred Shares were issued on February 24, 2014 for an aggregated consideration of US$19.0 million. The Company incurred issuance costs of RMB1.9 million (US$0.3 million) in connection with this offering.

Series C convertible redeemable preferred shares (“Series C Preferred Shares”)

On May 3, 2015, the Company entered into a shares purchase agreement with certain investors, pursuant to which 5,518,101 Series C Preferred Shares were issued on May 13, 2015 for an aggregated consideration of US$25.5 million. The Company incurred issuance costs of RMB2.7 million (US$0.4 million) in connection with this offering. On July 7, 2015, the Company cancelled 865,585 Series C Preferred Shares previously issued to other investor for not receiving any consideration for these issued shares. Subsequently, on January 7, 2016, the Company re-issued these shares to other investors for an aggregated consideration of US$4 million. The subscription consideration for the re-issued shares is lower than their fair value as of the date of closing of the re-issuance, with the difference of RMB4.9 million (US$0.7 million) being recorded as deemed dividend to Series C preferred shareholders.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

20.	Convertible redeemable preferred shares (continued)

Series C+ convertible redeemable preferred shares (“Series C+ Preferred Shares”)

On January 26, 2016, the Company entered into a shares purchase agreement with certain investors, pursuant to which 552,005 Series C+ Preferred Shares were issued on January 26, 2016 for an aggregated consideration of US$3.8 million. Subsequently, on March 21, 2016, all 552,005 Series C+ Preferred Shares were cancelled as no consideration for these shares were received.

On January 26, 2016, the Company issued a warrant to purchase up to 6,734,459 (as adjusted from time to time pursuant to the provisions of this warrant) Series C+ Preferred Shares to an investor at an exercise price equivalent to the conversion price of the Series C+ Preferred Shares in effect at the time of such exercise, amounting to an aggregate purchase price of up to US$46.2 million (the “CMB Warrant”). This warrant was issued in connection with an investment of RMB303.2 million (equivalent to US$46.2 million) made by the investor to one of the Company’s PRC consolidated VIEs, Guangcheng (Shanghai) Information Technology Co., Ltd. (“Guangcheng”), on January 26, 2016 (the “CMB investment”). The investor can convert the investment into Series C+ Preferred Shares of the Company by exercising the warrant.

On March 21, 2016, the Company issued a warrant to purchase up to 552,005 (as adjusted from time to time pursuant to the provisions of this warrant) Series C+ Preferred Shares to an investor at an exercise price per share equal to the conversion price of the Series C+ Preferred Shares in effect at the time of the exercise, amounting to an aggregate purchase price of up to US$3.8 million (equivalent to RMB24.9 million). The investor can convert the investment into Series C+ Preferred Shares of the Company by exercising the warrant.

The two warrants to purchase Series C+ Preferred Shares described above are collectively referred to as “Series C+ Warrants”.

Each of the Series C+ Warrants is embedded in the respective investment instead of freestanding because it was (1) issued in connection with the investments, and (2) not separately exercisable without terminating the investment. The investment is considered to be accounted for as permanent equity because the Company would not be required to return the investment to the investor regardless of whether the warrant is exercised or not. The warrant, as an equity-linked instrument, is clearly and closely related to the investment which is an equity host, and thus does not need to be bifurcated and separately accounted for. Therefore, the combined instrument (investment and warrant) is accounted for as additional paid-in capital in the consolidated balance sheets.

On March 31, 2020, all parties to the CMB Warrant and the CMB Investment entered into an agreement on the settlement of the CMB Warrant and the CMB Investment. According to this agreement:

•	The investor shall exercise the CMB Warrant at an exercise price of US$6.86 per share for 6,734,459 Series C+ Preferred Shares.

•	Guangcheng shall repay the CMB Investment to the investor two years after this agreement is signed.

•	The investor shall pay the exercise price of the CMB Warrant to the Company immediately after receiving the repayment of the CMB Investment from Guangcheng.

On August 19, 2020, the CMB Warrant was exercised at an exercise price of US$6.86 per share for 6,734,459 Series C+ Preferred Share. Therefore, the Company recorded Series C+ Preferred Shares at the exercise date fair value amounting to RMB656.4 million and derecognized the permeant equity of CMB Warrant. The difference between the fair value of Series C+ Preferred Shares and the carrying value of the permeant equity was adjusts additional paid-in capital (or in the absence of additional paid-in capital, retained earnings) as it results from an equity transaction. The Company accounts for Loan from CMB as a long-term debt initially recognized in the amount of RMB303 million (which is the present value of the principal amount of US$46 million) and subsequently measured at amortized cost. The Company also records a receivable for issuance of preferred shares in the amount of RMB303 million (which is the present value of the principal amount of US$46 million) in mezzanine equity for the consideration of the Series C+ Preferred Shares not yet received from the investors. After the completion of the IPO, the Series C+ Preferred Shares were automatic converted into Class A ordinary shares. The Company accounts for the consideration of such-converted ordinary shares as receivable for issuance of ordinary shares in equity. As of March 31, 2021, the receivable for issuance of ordinary shares is RMB312.5 million.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

20.	Convertible redeemable preferred shares (continued)

Series D convertible redeemable preferred shares (“Series D Preferred Shares”)

On September 8, 2017, the Company entered into a shares purchase agreement with certain investors, pursuant to which 1,492,652 and 803,735 Series D Preferred Shares were issued on October 25, 2017 and November 13, 2017, respectively, for an aggregated consideration of US$20.0 million. The Company incurred issuance costs of RMB1.1 million (US$0.2 million) in connection with this offering.

On January 30, 2018, the Company issued convertible promissory notes that are convertible into Series D Preferred Shares (“Series D Notes”).

On August 3, 2018, the Company issued 229,639 Series D Preferred Shares upon the conversion of the Series D Notes.

Series D-1 convertible redeemable preferred shares (“Series D-1 Preferred Shares”)

On June 19, 2018, the Company entered into a shares purchase agreement with certain investors, pursuant to which 1,089,265 Series D-1 Preferred Shares were issued on August 3, 2018 for an aggregated consideration of US$10.0 million. The Company incurred issuance costs of RMB0.1 million (US$ 25,000) in connection with this offering. The subscription consideration is lower than the fair value of the preferred shares as of the date of closing, with the difference of RMB0.2 million being recorded as deemed dividend to Series D-1 preferred shareholders.

On August 3, 2018, the Company issued a warrant to purchase up to 1,089,265 Series D-1 Preferred Shares (“Series D-1 Warrant” and see Note 22), in connection with a loan granted to Guangcheng (“Loan for Series D-1 Warrant” and see Note 22).

On March 31, 2020, the Company issued 1,089,265 Series D-1 Preferred Shares upon the exercise of the Series D-1 Warrant (Details refer to Note 22(a)).

Series D-2 convertible redeemable preferred shares (“Series D-2 Preferred Shares”)

On January 16, 2019, the Company issued a warrant to purchase up to 963,139 Series D-2 Preferred Shares (“Series D-2 Warrant” and see Note 22), in connection with a loan granted to Guangcheng (“Loan for Series D-2 Warrant” and See Note 22).

On January 16, 2019, the Company issued convertible promissory notes (“Series D-2 CW Notes” and “Series D-2 DL Notes”) that are convertible into Series D-2 Preferred Shares (Details refer to Note 22).

On March 23, 2020, the Company issued 219,664 Series D-2 Preferred Shares upon the conversion of the Series D-2 CW Notes and Series D-2 DL Notes (Details refer to Note 22(c) and Note 22(d)).

On March 31, 2020, the Company issued 963,139 Series D-2 Preferred Shares upon the exercise of the Series D-2 Warrant (Details refer to Note 22(b)).

Series D-3 convertible redeemable preferred shares (“Series D-3 Preferred Shares”)

On June 16, 2019, the Company issued a warrant to purchase up to 154,395 Series D-3 Preferred Shares (“Series D-3 Warrant A” and see Note 22) in connections with a loan of RMB10 million granted to Guangcheng (“Loan for Series D-3 Warrant A ” and see Note 22) and a warrant to purchase up to 617,580 Series D-3 Preferred Shares (“Series D-3 Warrant B” and see Note 22) in connection with another loan of RMB40 million granted to Guangcheng (Loan for Series D-3 Warrant B and see Note 22).

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

20.	Convertible redeemable preferred shares (continued)

Series E convertible redeemable preferred shares (“Series E Preferred Shares”)

On June 17, 2019, the Company entered into a shares purchase agreement with an investor, pursuant to which 290,555 Series E Preferred Shares were issued on June 24, 2019 for an aggregated consideration of US$3 million. The Company incurred issuance costs of RMB0.1 million (US$ 21,244) in connection with this offering.

On November 21, 2019, in connection with the step acquisition of Nanjing Xingmu (see Note 3), the Company issued 461,513 Series E Preferred Shares with a total purchase consideration amounting to US$4.8 million.

On February 10, 2020, the Company entered into a shares purchase agreement with an investor, pursuant to which 290,555 Series E Preferred Shares were issued on February 17, 2020 for an aggregated consideration of US$3 million. The consideration is lower than the fair value of the preferred shares as of the date of closing, with the difference of RMB0.4 million being recorded as deemed dividend to Series E preferred shareholders.

On March 6, 2020, the Company issued a warrant to purchase up to 205,767 Series E Preferred Shares at an exercise price of US$10.3251 per share (“Series E Warrant” and see Note 22(h)).

On June 1, 2020, the Company issued 4,842,587 Series E Preferred Shares to an investor for an aggregated consideration of US$50 million. The consideration is lower than the fair value of the preferred shares as of the date of closing, with the difference of RMB12 million being recorded as deemed dividend to Series E preferred shareholders.

The Series A, B, C, C+, D, D-1, D-2, D-3 and E Preferred Shares (issued or to be issued upon exercise of warrants or conversion of convertible promissory notes) are collectively referred to as the Preferred Shares. The rights, preferences and privileges of the Preferred Shares are as follows:

Conversion rights

Each Preferred Share may be converted at any time into ordinary shares at the option of the holders at the then applicable conversion price. The initial conversion ratio is 1:1, subject to adjustment in the event of (i) share splits or combinations, share dividends or distribution, other dividends, recapitalization and similar events, or (ii) issuance of ordinary shares (excluding certain events such as issuance of ordinary shares pursuant to a public offering) at a price per share less than the conversion price in effect immediately prior to such issuance. On May 13, 2015, the conversion prices of Series A and B Preferred Shares were increased from US$1.06 and US$2.10 to US$1.40 and US$2.22, respectively, due to some then-effective conversion price adjustment clauses. Other than these changes, no adjustment to conversion prices of the Preferred Shares issued has occurred so far.

Each Preferred Share shall be automatically converted, based on the then applicable conversion price, into ordinary shares immediately upon the closing of an initial public offering of the Company’s ordinary shares with an offering price (net of underwriting commissions and expenses) that implies a market capitalization of the Company immediately prior to such offering of not less than US$800 million, and that results in gross cash proceeds to the Company of at least US$50 million (“Qualified IPO”, the criteria of which have been adjusted a number of times historically).

The Company determined that there were no beneficial conversion features (“BCF”) identified for any of the Preferred Shares during any of the periods. In making this determination, the Company compared the fair value of the ordinary shares into which the Preferred Shares are convertible with the respective effective conversion price at the issuance date. In all instances, the effective conversion price was greater than the fair value of the ordinary shares. To the extent a conversion price adjustment occurs, as described above, the Company will reevaluate whether or not BCF should be recognized.

Voting rights

Each Preferred Share has voting rights equivalent to the number of ordinary shares to which it is convertible at the record date. The Preferred Shares shall vote separately as a class with respect to certain specified matters. Otherwise, the holders of the Preferred Shares and ordinary shares shall vote together as a single class.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

20.	Convertible redeemable preferred shares (continued)

Dividend rights

The holders of the Preferred Shares shall be entitled to receive dividends at the same rate as for the holders of the ordinary shares (calculated on an as converted basis), payable out of funds or assets when and as such funds or assets become legally available therefor on parity with each other and the holders of the Ordinary Shares, when, as, and if declared by the Board of Directors, with preference to Series E Preferred Shares, followed by Series D-3, D-2, D-1, D, C+, C, B, A Preferred Shares, and then any other class or series of shares.

Liquidation preference

In the event of any liquidation (including deemed liquidation, such as change in control, etc.), dissolution or winding up of the Company, whether voluntary or involuntary, all assets and funds of the Company legally available for distribution (after satisfaction of all creditors’ claims and claims that may be preferred by law) shall be distributed in the following preference order:

(1)

Holders of the Series E Preferred Shares shall be entitled to receive a per share amount equal to 110% of the issue price of Series E Preferred Shares, respectively, plus all declared but unpaid dividends.

(2)	Holders of Series D-3 Preferred Shares shall be entitled to receive a per share amount equal to 140% of the issue price of Series D-3 Preferred Shares, plus all declared but unpaid dividends.

(3)	Holders of Series D-2 Preferred Shares shall be entitled to receive a per share amount equal to 140% of the issue price of Series D-2 Preferred Shares, plus all declared but unpaid dividends.

(4)	Holders of the Series D-1 Preferred Shares shall be entitled to receive a per share amount equal to 140% of the issue price of Series D-1 Preferred Shares, plus all declared but unpaid dividends.

(5)	Holders of the Series D Preferred Shares shall be entitled to receive a per share amount equal to 140% of the issue price of Series D Preferred Shares, plus all declared but unpaid dividends.

(6)	Holders of the Series C+ Preferred Shares shall be entitled to receive a per share amount equal to 130% of the issue price of Series C+ Preferred Shares, plus all declared but unpaid dividends.

(7)	Holders of the Series C Preferred Shares shall be entitled to receive a per share amount equal to 140% of the issue price of Series C Preferred Shares, plus all declared but unpaid dividends.

(8)	Holders of the Series B Preferred Shares shall be entitled to receive a per share amount equal to 180% of the issue price of Series B Preferred Shares, plus all declared but unpaid dividends.

(9)	Holders of the Series A Preferred Shares shall be entitled to receive a per share amount equal to 180% of the issue price of Series A Preferred Shares, plus all declared but unpaid dividends.

After the liquidation amounts of all series of the Preferred Shares have been paid in full, holders of the ordinary shares shall be entitled to receive an amount per share equal to US$0.2882 (as adjusted for any share splits, share dividends, combinations, recapitalizations or similar transactions) plus any declared but unpaid dividends thereon.

After the liquidation amounts of all series of the Preferred Shares and ordinary shares have been paid in full, any remaining funds or assets of the Company legally available for distribution to shareholders shall be distributed ratably among the holders of the Preferred Shares, on an as-converted basis, together with the holders of the ordinary shares.

In the event of a deemed liquidation that implies a valuation of the Company of no less than US$653 million, any proceeds resulting from such deemed liquidation shall be distributed ratably among the holders of the Preferred Shares, on an as-converted basis, together with the holders of the ordinary shares.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

20.	Convertible redeemable preferred shares (continued)

Redemption right

The Company shall redeem all or a portion of the Preferred Shares, at the option of the holders, if the Company triggers any redemption events. One redemption event is that the holders could redeem all or portion of the Preferred Shares, at the option of the holders, after the 5th anniversary of the issuance date of Series E Preferred Shares (“Optional Redemption Date”) if the Company has not achieved a Qualified IPO on or before the Optional Redemption Date. The Optional Redemption Date has been amended for a number of times historically.

The price at which each Preferred Share shall be redeemed are summarized as follows:

•	Series A and B Preferred Shares – the higher of (1) the sum of 180% issue price and declared but unpaid dividends, or (2) fair market value of the Preferred Share.

•

All other series of the Preferred Shares – the higher of (1) the sum of issue price, interest calculated at 8% per year compound annually (calculated from the date specified in memorandum of association and articles of association) and any declared but unpaid dividends, or (2) fair market value of the Preferred Share.

Upon redemption, the Company shall pay the redemption price of Series B, C, C+, D, D-1, D-2, D-3 and E Preferred Shares in cash or by converting it to debt payments payable over 24 months (or longer as may be agreed by the Company and each redeeming holder), carrying the annual simple interest 7% over the repayment period, at the sole option and discretion of the holder exercising such redemption rights. The option to convert the redemption price to debt payments is only available if the Company has sufficient fund to pay the redemption price on the redemption date. If on the redemption date, the funds of the Company legally available for redemption of the Preferred Shares are insufficient to redeem the total number of the Preferred Shares that are requested to be redeemed, the Preferred Shares that are requested to be redeemed shall be redeemed on a pari passu, pro rata basis. Any remaining Preferred Shares to be redeemed shall be carried forward and redeemed as soon as the Company has legally available funds to do so. The balance of any Preferred Shares subject to redemption with respect to which the Company has become obligated to pay the redemption price but which it has not paid in full shall continue to have all the powers, designations, preferences and relative participating, optional, and other special rights which such Preferred Shares had prior to the redemption date, until the redemption price and all other redemption payments have been paid in full.

Accounting of the Preferred Shares

The Company classified the Preferred Shares in the mezzanine section of the Consolidated Balance Sheets because they were contingently redeemable upon the occurrence of an event outside of the Company’s control (e.g. the Company not achieving a Qualified IPO before the Optional Redemption Date). The Preferred Shares were determined to be mezzanine equity with no embedded feature to be bifurcated and no BCF to be recognized. The Preferred Shares are initially recorded at their respective issuance date fair value, net of issuance cost.

Since the Preferred Shares become redeemable at the option of the holder at any time after the Optional Redemption Date, for each reporting period, the Company accretes the carrying amount of the Preferred Shares to the higher of (1) the fair market value of the Preferred Shares on the reporting date, or (2) the result of using effective interest rate method to accrete the Preferred Shares to the redemption prices on the Optional Redemption Date that are calculated with pre-determined formulas (e.g., for Series A Preferred Shares, such redemption price shall be 180% of the issue price). While all Preferred Shares are automatically converted upon a Qualified IPO, the effectiveness of a Qualified IPO is not within the control of the Company and is not deemed probable to occur for accounting purposes until the effective date of the Qualified IPO. As such, the Company continued to recognize accretion of the Preferred Shares during years ended March 31, 2020. The accretion of the Preferred Shares was RMB392.6 million (US$51.9 million), RMB204.8 million (US$28.9 million) and RMB-121 million (US$-18million) for the years ended March 31, 2019, 2020 and 2021.

All classes of Preferred Shares of the Company were converted to ordinary shares upon completion of the IPO on October 2,2020.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

20.	Convertible redeemable preferred shares (continued)

Modification of the Preferred Shares

The Company assesses whether an amendment to the terms of its convertible redeemable preferred shares is an extinguishment or a modification using the fair value model. The Company considers that a significant change in fair value after the change of the terms to be substantive and thus result in extinguishment of the Preferred Shares. In contrast, a change in fair value which is not significant immediately after the change of the terms is considered non-substantive and thus is subject to modification accounting. The Company also assesses if the change in terms results in value transfer between preferred shareholders or between preferred shareholders and ordinary shareholders.

When an amendment is considered an extinguishment, the difference between the fair value of the amended preferred shares and the carrying amount of the original preferred shares (net of issuance costs) is treated as a deemed dividend to or from the preferred shareholders. During the reporting periods, there was no amendment that resulted in extinguishment of the Preferred Shares. When preferred shares are modified and such modification results in value transfer between preferred shareholders and ordinary shareholders, the value transferred is treated as a deemed dividend to or from the preferred shareholders.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

20.	Convertible redeemable preferred shares (continued)

The Company’s Preferred Shares activities for the periods presented are summarized below:

	Series A Preferred Shares		Series B Preferred Shares		Series C Preferred Shares		Series C+ Preferred Shares		Series D Preferred Shares		Series D-1 Preferred Shares		Series D-2 Preferred Shares		Series E Preferred Shares
	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)
Balance as of March 31, 2018	10,340,000	287,629	9,067,384	321,636	5,518,101	275,986	—	—	2,296,387	140,859	—	—	—	—	—	—
Issuance	—	—	—	—	—	—	—	—	229,639	13,662	1,089,265	68,138	—	—	—	—
Accretion on the Preferred Shares to redemption value	—	137,301	—	141,924	—	94,883	—	—	—	13,367	—	5,075	—	—	—	—
Deemed dividend to preferred shareholders upon modification of Preferred Shares	—	—	—	—	—	—	—	—	—	527	—	196	—	—	—	—
Balance as of March 31, 2019	10,340,000	424,930	9,067,384	463,560	5,518,101	370,869	—	—	2,526,026	168,415	1,089,265	73,409	—	—	—	—
Issuance (Note a)	—	—	—	—	—	—	—	—	—	—	1,089,265	82,048	1,182,803	89,447	1,042,623	74,830
Accretion on the Preferred Shares to redemption value	—	59,192	—	64,122	—	49,550	—	—	—	19,768	—	8,825	—	17	—	3,322
Deemed dividend to preferred shareholders (Note b)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	401

Balances as of March 31, 2020	10,340,000	484,122	9,067,384	527,682	5,518,101	420,419	—	—	2,526,026	188,183	2,178,530	164,282	1,182,803	89,464	1,042,623	78,553

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

20.	Convertible redeemable preferred shares (continued)

	Series A Preferred Shares		Series B Preferred Shares		Series C Preferred Shares		Series C+ Preferred Shares		Series D Preferred Shares		Series D-1 Preferred Shares		Series D-2 Preferred Shares		Series E Preferred Shares
	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)
Balances as of March 31, 2020	10,340,000	484,122	9,067,384	527,682	5,518,101	420,419	—	—	2,526,026	188,183	2,178,530	164,282	1,182,803	89,464	1,042,623	78,553
Issuance (Note a)	—	—	—	—	—	—	6,734,459	656,448	—	—	—	—	—	—	4,842,587	353,893
Accretion on the Preferred Shares to redemption value	—	(22,677)	—	(23,345)	—	(88,954)	—	6,360	—	(7,179)	—	577	—	2,850	—	11,495
Deemed dividend to preferred shareholders (Note b)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	12,039
Conversion of convertible redeemable preferred shares upon completion of the IPO	(10,340,000)	(461,445)	(9,067,384)	(504,337)	(5,518,101)	(331,465)	(6,734,459)	(662,808)	(2,526,026)	(181,004)	(2,178,530)	(164,859)	(1,182,803)	(92,314)	(5,885,210)	(455,980)

Balances as of March 31, 2021	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Note a: In March 2020, 112,648 Series D-2 Preferred Shares were issued upon conversion of Series D-2 CW Notes, 107,016 Series D-2 Preferred Shares were issued upon conversion of Series D-2 DL Notes, all 1,089,265 Series D-1 Preferred Shares were issued upon exercise of the Series D-1 Warrant, 963,139 Series D-2 Preferred Shares were issued upon exercise of the Series D-2 Warrant. In August 2020, 6,734,459 Series C+ Preferred Shares were issued upon conversion of Series C+ CMB Warrant. Please refer to Note 22 for further details.

Note b: As of March 31, 2020 and 2021, the deemed dividend to preferred shares of the Company was RMB0.4 million and RMB12 million, respectively.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

21.	Redeemable non-controlling interests

Yoken Holding Limited (“Yoken”), a wholly owned subsidiary of the Company issued redeemable preferred shares amounting to RMB6 million to a third-party investor in October, 2020. The preferred shares are redeemable at holder’s option if Yoken fails to complete a qualified IPO in a pre-agreed period of time since its issuance with a redemption price measured by 10% interest per year. The preferred shares are therefore accounted for as redeemable non-controlling interests in mezzanine equity and are accreted to the redemption value over the period starting from the issuance date. The contract terms are the same as the Convertible redeemable preferred shares of the Company (Note 20).

For the years ended March 31 2021, the Company recognized accretion of RMB0.1 million to the respective redemption value of the redeemable non-controlling interest over the period starting from issuance date with a corresponding increase to the accumulated deficit.

22.	Borrowings, other debts and derivative liabilities

Short-term borrowings and long-term borrowings

The following table presents short-term borrowings from commercial banks, other institutions and individuals as of March 31, 2020 and 2021. Short-term borrowings include borrowings with maturity terms shorter than one year:

	As of March 31,	As of March 31,
	2020	2021
	RMB	RMB
Bank borrowings	32,738	85,566
Other borrowings	42,485	—

Total short-term borrowings	75,223	85,566

The following table presents long-term borrowings from commercial banks, other institutions and individuals as of March 31, 2020 and 2021. Long-term borrowings include borrowings with maturity terms greater than one year:

	As of March 31,	As of March 31,
	2020	2021
	RMB	RMB
Bank borrowings	48,191	68,075
Other borrowings	4,957	—

Total long-term borrowings	53,148	68,075

Bank borrowings

As of March 31, 2020 and 2021, the Company obtained short-term bank borrowings of RMB32.7 million and RMB85.6 million in aggregate, of which nil and RMB37.8 million were collateralized by short-term investments, respectively. The weighted average interest rate for the outstanding borrowings were approximately 5.04% and 4.52%, respectively. These short-term bank borrowings did not include any restrictive covenants. As of March 31, 2020 and 2021, the unused facility for the short-term borrowing were RMB100.3 million and RMB222.3 million, respectively.

As of March 31, 2020 and 2021, the Company obtained long-term bank borrowings of RMB48.2 million and RMB68.1 million in aggregate, of which nil and RMB68.1 million were collateralized by short-term investments, respectively. The weighted average interest rate for the outstanding borrowings were approximately 6% and 4.15%, respectively. This long-term bank borrowing did not include any restrictive covenants. As of March 31, 2020 and 2021, the unused facility for the long-term borrowings were RMB4.3 million and RMB14 million, respectively.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

22.	Borrowings, other debts and derivative liabilities (continued)

Short-term borrowings and long-term borrowings (continued)

Other borrowings

In October 2019, the Company entered into a three-month loan agreement with a third-party company for a principle amount of US$6.0 million (RMB 42.5 million), bearing an interest rate of 6.0% per annum. The loan was pledged by 1,940,000 ordinary shares held by the Company’s senior management personnel, Hao (Louis) Liang and Yingzhi (Lisa) Tang, as collaterals. In January 2020, the term of the borrowing was extended to ten months and was early repaid in May and June 2020.

In May 2019, the Company entered into a two-year loan agreement with a preferred shareholder for a principal amount of US$0.7 million (RMB5.0 million), bearing an interest rate of 4.0% per annum. The loan was early repaid in August 2020.

Future principal maturities of short-term borrowings and long-term borrowings as of March 31, 2021 are as followings:

Year ended March 31, 2021
RMB
For the year ending March 31,
2022	85,566
2023	68,075

Total	153,641

Other debts

Other debts - current consist of the following:

	As of March 31,	As of March 31,
	2020	2021
	RMB	RMB
Series D-3 PICC Notes (f)	76,252	—

Other debts – non-current consist of the following:

	As of March 31,	As of March 31,
	2020	2021
	RMB	RMB
Loan for Series C+ Warrant (Note 20)	—	312,535
Loan for Series D-3 Warrant A (e)	11,192	—
Loan for Series D-3 Warrant B (e)	41,824	—
Loan from Chong Li (b)	94,758	100,842
Loan for Yoken Series A-1 Warrant (g)	18,000	19,915

Total	165,774	433,292

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

22.	Borrowings, other debts and derivative liabilities (continued)

Other debts (continued)

(a) Series D-1 Warrant and Loan for Series D-1 Warrant

On August 3, 2018, the Company issued a warrant to an investor to purchase up to 1,089,265 Series D-1 Preferred Shares at an exercise price equivalent to the conversion price of Series D-1 Preferred Shares in effect at the time of exercise (“Series D-1 Warrant”), in connection with a loan of US$10 million (RMB66.5 million) provided by certain related parties of the investor to Guangcheng (“Loan for Series D-1 Warrant”). If the investor exercises the Series D-1 Warrant, Loan for Series D-1 Warrant will be interest free and the principal amount will effectively be converted into 1,089,625 Series D-1 Preferred Shares. If the investor does not exercise the Series D-1 Warrant, Loan for Series D-1 Warrant will be repaid by Guangcheng with a simple interest of 10% per annum. The term of Loan for Series D-1 Warrant is from the date Guangcheng received the loan proceeds on August 3, 2018 to the earliest of (1) 18 months after August 3, 2018, (2) when the Series D-1 Warrant is exercised, or (3) when the board of the Company resolves to apply for a Qualified IPO. The exercise period of the Series D-1 Warrant is the same as the term of Loan for Series D-1 Warrant.

On December 3, 2019, all parties to the Series D-1 Warrant and Loan for Series D-1 Warrant agreed an amendment to extend both the maturity date of Loan for Series D-1 Warrant and the expiration date of the Series D-1 Warrant to be the earliest of (1) 36 months after August 3, 2018, (2) when the Series D-1 Warrant is exercised, or (3) when the board of the Company resolves to apply for a Qualified IPO. No other changes were made to the Series D-1 Warrant or Loan for Series D-1 Warrant. The Company incurred issuance costs of RMB0.1 million (US$0.03 million) in connection with the issuance of Series D-1 Warrant and Loan for Series D-1 Warrant. On March 31, 2020, the Series D-1 Warrant and Loan for Series D-1 Warrant were extinguished, please refer to Note 22(b) regarding Series D-2 Warrant and Loan for Series D-2 Warrant for further details.

(b) Series D-2 Warrant and Loan for Series D-2 Warrant

On January 16, 2019, the Company issued a warrant to purchase up to 963,139 Series D-2 Preferred Shares at an exercise price of US$9.34 per share (“Series D-2 Warrant”) to an investor, in connection with a loan of US$9 million (RMB61.96 million) provided by certain related parties of the investor to Guangcheng (“Loan for Series D-2 Warrant”). If the investor exercises Series D-2 Warrant, Loan for Series D-2 Warrant will be interest free and the principal amount will effectively be converted into 963,139 Series D-2 Preferred Shares. If the investor does not exercise Series D-2 Warrant, Loan for Series D-2 Warrant will be repaid by Guangcheng with a simple interest of 10% per annum. The term of Loan for Series D-2 Warrant is from the date Guangcheng received the loan proceeds on December 27, 2018 to the earliest of (1) 18 months after December 27, 2018, (2) when the Series D-2 Warrant is exercised, or (3) when the board of the Company resolves to apply for a Qualified IPO. The exercise period of the Series D-2 Warrant is from the warrant issuance date to the maturity date of Loan for Series D-2 Warrant.

On December 27, 2019, all parties to the Series D-2 Warrant and Loan for Series D-2 Warrant agreed to an amendment to extend both the maturity date of Loan for Series D-2 Warrant and the expiration date of Series D-2 Warrant to be the earliest of (1) 36 months after December 27, 2018, (2) when Series D-2 Warrant is exercised, or (3) when the board of the Company resolves to apply for an IPO. No other change was made to Series D-2 Warrant or Loan for Series D-2 Warrant. The Company incurred issuance costs of RMB2 million (US$0.3 million) in connection with the issuance of Series D-2 Warrant and Loan for Series D-2 Warrant.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

22.	Borrowings, other debts and derivative liabilities (continued)

Other debts (continued)

(b) Series D-2 Warrant and Loan for Series D-2 Warrant (continued)

On March 31, 2020, the Company, Superb Origin International Limited (“Superb Origin”, an ordinary shareholder of the Company), Chong Li (the 100% equity owner of Superb Origin) and all parties to the Series D-1 Warrant, Loan for Series D-1 Warrant, the Series D-2 Warrant and Loan for Series D-2 Warrant entered into a series of agreements. Pursuant to these agreements:

•	Series D-1 Warrant, Loan for Series D-1 Warrant, Series D-2 Warrant and Loan for Series D-2 Warrant were terminated entirely.

•

The investor of Loan for Series D-1 Warrant and Loan for Series D-2 Warrant transferred all its creditor’s rights to Chong Li, who separately signed a loan agreement with Guangcheng for the transferred creditor’s rights (“Loan from Chong Li”). Loan from Chong Li is interest-free with a principal amount of RMB128 million (equals to the principal amount of Loan for Series D-1 Warrant of RMB66.5 million and Loan for Series D-1 Warrant of RMB61.96 million). The term is 5 years and can be extended if agreed by both Chong Li and Guangcheng.

•

The Company entered into share purchase agreements with Superb Origin, pursuant to which 1,089,265 Series D-1 Preferred Shares and 963,139 Series D-2 Preferred Shares were issued to Superb Origin for an aggregate consideration of US$10 million and US$9 million, respectively. Superb Origin does not need to pay the consideration for these purchased Preferred Shares until (1) Guangcheng repays Loan from Chong Li, or (2) Superb Origin transfers all or a portion of the purchased Preferred Shares to other parties.

The Company determined that the above transactions executed on March 31, 2020 effectively converted Loan for Series D-1 Warrant and Loan for Series D-2 Warrant to Series D-1 Preferred Shares and Series D-2 Preferred Shares by exercising the Series D-1 Warrant and the Series D-2 Warrant. Therefore, the Series D-1 Warrant, Loan for Series D-1 Warrant, the Series D-2 Warrant and Loan for Series D-2 Warrant, whose carrying value immediately before the conversion were RMB11 million, RMB79 million, RMB9 million and RMB 67 million, respectively, were all subject to extinguishment accounting (Details refer to “Accounting of conversion features” section in Note 22). The difference between the total carrying value of these extinguished liabilities and the total fair value of the issued Series D-1 Preferred Shares (RMB82 million) and Series D-2 Preferred Shares (RMB73 million), being RMB10 million, was recognized as other gain (losses), net (Note 17) for the year ended March 31, 2020.

The Company accounts for Loan from Chong Li as a long-term debt initially recognized in the amount of RMB95 million (which is the present value of the principal amount of RMB128 million) and subsequently measured at amortized cost. The Company also records a receivable for issuance of preferred shares in the amount of RMB95 million (which is the present value of the principal amount of RMB128 million) in mezzanine equity for the consideration of the Series D-1 Preferred Shares and the Series D-2 Preferred Shares not yet received from Superb Origin. As of March 31, 2020, the receivable for issuance of preferred shares is RMB94.8 million. After the completion of the IPO, the Series D-1 Preferred Shares and the Series D-2 Preferred Shares were automatic converted into Class A ordinary shares. The Company then recorded the unreceived consideration from Superb Origin as receivable for issuance of ordinary shares under shareholders’ deficit. As of March 31, 2021, the receivable for issuance of ordinary shares is RMB100.8 million.

(c) Series D-2 CW Notes

On January 16, 2019, the Company issued convertible promissory notes of US$1 million (“Series D-2 CW Notes”) to an investor. Series D-2 CW Notes are interest-free, maturing 6 months after the issuance date. Series D-2 CW Notes provide the investor a conversion right to convert all of the unpaid principal amount into Series D-2 Preferred Shares at a conversion price per share of US$8.88. Series D-2 CW Notes shall be mandatorily converted into Series D-2 Preferred Shares upon the closing of a Qualified IPO. The Company shall not repay the notes prior to the maturity date.

On March 23, 2020, all principal amount of Series D-2 CW Notes was converted into to 112,648 Series D-2 Preferred Shares.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

22.	Borrowings, other debts and derivative liabilities (continued)

Other debts (continued)

(d) Series D-2 DL Notes

On January 16, 2019, the Company issued convertible promissory notes of US$1 million (“Series D-2 DL Notes”) to an investor. The Series D-2 DL Notes are interest-free if converted, maturing 3 months after the issuance date. The Series D-2 DL Notes provide the investor a conversion right within 3 months after the issuance date to convert all of the unpaid principal amount into Series D-2 Preferred Shares at a conversion price per share of US$9.34. If the Series D-2 DL Notes are not converted and instead repaid by the Company, they shall bear a simple interest of 8% per annum. The Company has the right to repay the principal and the accrued but unpaid interest at any time on or before the maturity date.

On December 16, 2019, the Company and the investor of the Series D-2 DL Notes signed an amendment to extend the maturity date of the Series D-2 DL Notes by 30 months. No other changes were made to the Series D-2 DL Notes. The Company incurred issuance costs of RMB0.2 million (US$0.03 million) in connection with the issuance of Series D-2 DL Notes.

On March 23, 2020, all principal amount of Series D-2 DL Notes was converted into to 107,016 Series D-2 Preferred Shares.

(e) Series D-3 Warrant A, Loan for Series D-3 Warrant A, Series D-3 Warrant B and Loan for Series D-3 Warrant B

On June 16, 2019, the Company issued to an investor (1) a warrant to purchase up to 154,395 Series D-3 Preferred Shares at an exercise price per share of US$ 9.65 (“Series D-3 Warrant A”) in connection with a loan of RMB10 million (equivalent to US$1,489,780) granted to Guangcheng (“Loan for Series D-3 Warrant A”), and (2) a warrant to purchase up to 617,580 Series D-3 Preferred Shares at an exercise price per share of US$ 9.65 (“Series D-3 Warrant B”) in connection with a loan of RMB40 million (equivalent to US$5,959,120) granted to Guangcheng (“Loan for Series D-3 Warrant B”). Both of Loan for Series D-3 Warrant A and Loan for Series D-3 Warrant B were provided by certain related parties of the investor.

Loan for Series D-3 Warrant A was received in full amount by the Company on August 9, 2019 (which is the start date of the loan term) and matures at the earlier of (1) six months after that date, or (2) when the board of the Company resolves to apply for an IPO. Loan for Series D-3 Warrant B was received in full amount by the Company on November 2, 2019 (which is the start date of the loan term) and matures at the earlier of (1) 6 months after that date, or (3) when the board of the Company resolves to apply for an IPO.

Guangcheng has the right to repay each of the loans with a simple interest of 10% per annum prior to their respective maturity dates (plus a 45-day extension period afterwards). If a loan is fully repaid before the extension period ends, the corresponding warrant shall be terminated. If a loan is not fully repaid before the extension period ends, the investor can choose to exercise the corresponding warrant by converting the loan into Series D-3 Preferred Shares, or request the Company to continue to repay the loan with a simple interest of 10% per annum (or transfer of company securities of equivalent value).

On December 27, 2019, all parties to the Series D-3 Warrant A, the Series D-3 Warrant B, Loan for Series D-3 Warrant A and Loan for Series D-3 Warrant B agreed to an amendment to extend the maturity dates of Loan for Series D-3 Warrant A and Loan for Series D-3 Warrant B to be the earlier of (1) July 31, 2022, or (2) when the board of the Company resolves to apply for a Qualified IPO. As a result, the expiration dates of the Series D-3 Warrant A and the Series D-3 Warrant B were also extended to the same date. No other change was made to the Series D-3 Warrant A, the Series D-3 Warrant B, Loan for Series D-3 Warrant A or Loan for Series D-3 Warrant B. The Company incurred issuance costs of RMB0.2 million (US$0.03 million) in connection with the issuance of Series D-3 Warrant A, Loan for Series D-3 Warrant A, Series D-3 Warrant B and Loan for Series D-3 Warrant B.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

22.	Borrowings, other debts and derivative liabilities (continued)

Other debts (continued)

(e) Series D-3 Warrant A, Loan for Series D-3 Warrant A, Series D-3 Warrant B and Loan for Series D-3 Warrant B (continued)

In June 2020, the Company early repaid the loan for Series D-3 Warrant A in the principal amount of RMB10 million and interest of RMB0.7 million to the investor. The Series D-3 Warrant A was terminated correspondingly.

In July and October 2020, the Company repaid the loan for Series D-3 Warrant B in the principal amount of RMB40 million and interest of RMB1.5 million to the investor. The Series D-3 Warrant B was terminated correspondingly.

The difference between the total carrying value of the Loan for Series D-3 Warrant A and Loan for Series D-3 Warrant B, and the fair value of the conversion feature and the repaid amounts, being RMB4.9 million, was recognized as other gain (losses), net (Note 17) for the year ended March 31, 2021.

(f) Series D-3 PICC Notes

On May 27, 2019, the Company issued convertible promissory notes of US$10 million (“Series D-3 PICC Notes”) to an investor. The Series D-3 PICC Notes carry a simple interest of 14% per annum, maturing 6 months after the issuance date. The maturity date can be extended for another 6 months at the sole discretion of the Company. If the Company elects to list on Hong Kong Stock Exchange prior to the maturity date, the investor can choose to (1) convert all outstanding principal balance of the Series D-3 PICC Notes into ordinary shares of the Company, or (2) receive early repayment of the principal and unpaid accrued interest of the Series D-3 PICC Notes. If the Company elects to list on New York Stock Exchange or NASDAQ prior to the maturity date, the Series D-3 PICC Notes shall automatically be converted into ordinary shares of the Company. The conversion price will depend on the stock exchange the Company elects to list on, the per share price issued and allotted in the latest financing of the Company that subscribes for no less than 5% of the Company’s equity securities (calculated on a fully diluted and converted basis) immediately prior to the conversion, and the target IPO price decided to be appropriate by the underwriter(s), but shall be in no event lower than US$9.34 per share. Unless the Series D-3 PICC Notes are converted or early repaid upon the Company’s election to list on the aforementioned stock exchanges, the Company shall pay the principal and unpaid accrued interest on the maturity date. If the Series D-3 PICC Notes are converted or early repaid upon the Company’s election to list and the period of interest accrued is less than 6 months, the interest shall be waived. If the Series D-3 PICC Notes are converted or early repaid upon the Company’s election to list and the period of interest accrued is more than 6 months, the Company shall only pay the interests accrued for the first 6 months. The Company incurred issuance costs of RMB0.3 million (US$0.04 million) in connection with the issuance of Series D-3 PICC Notes.

The Company determined that there was no BCF to be recognized as the fair value of the ordinary shares into which the Series D-3 PICC Notes are convertible on the issuance date is lower than the minimum conversion price of US$9.34.

The PICC Notes are recognized initially at fair value, net of issuance costs, and are subsequently measured at amortized cost. Any difference between the proceeds received (net of issuance costs) and the redemption value is recognized in the consolidated statements of comprehensive loss over the period of the PICC Notes using the effective interest method. As of March 31, 2020, the carrying value of Series D-3 PICC Notes was RMB76.3 million.

On June 25, 2020, the Company and the investor of the Series D-3 PICC Notes entered into a supplementary agreement upon which the investor selected to redeem the Series D-3 PICC Notes and the Company shall repay the total principal and interests of the Series D-3 PICC Notes to the investor by installment in the period from July 3, 2020 to August 25, 2020. As of December 2020, the Company has repaid all principal and interests of US$10 million and US$1.1 million, respectively. The difference between the total carrying value of Series D-3 PICC Notes and the repaid amounts, being RMB0.6 million, was recognized as other gain (losses), net (Note 17) for the year ended March 31, 2021.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

22.	Borrowings, other debts and derivative liabilities (continued)

Other debts (continued)

(g) Yoken Series A-1 Warrant

On March 2, 2020, Yoken Holding Limited (“Yoken”), a wholly owned subsidiary of the Company, entered into a share purchase agreement with three investors (“Yoken Series A-1 SPA”). According to the Yoken Series A-1 SPA, Yoken will issue each investor a warrant (“Yoken Series A-1 Warrant”) to purchase certain quantity of Yoken’s Series A-1 Preferred Shares (“Yoken Series A-1 Preferred Shares”). As the consideration for each Yoken Series A-1 Warrant, the respective investor shall provide a loan (“Loan for Yoken Series A-1 Warrant”) carrying a simple interest of 10% per annum to Chengdu Chongaita Information Technology Co., Ltd. (“Chongaita”), a wholly owned PRC subsidiary of Yoken. Yoken will only issue the Yoken Series A-1 Warrants after Chongaita has received all loan proceeds. Both the issuance of the Yoken Series A-1 Warrants and the receipt of the loan proceeds are closing conditions of the transactions in the Yoken Series A-1 SPA. The Company accounted for the loan as a term loan carrying an annual simple interest of 10%. As of March 31, 2020, the carrying value of the loan proceeds of Yoken Series A-1 Warrant was RMB18 million.

On October 23, 2020, one investor terminated and entered into a new share purchase agreement with Yoken, pursuant to which 120,000 Yoken Series A-1 Preferred Shares were issued on October 23, 2020 for an aggregated consideration of RMB6 million (Note 21). On the same day, the Company issued the remaining two investors two warrants to purchase up to 360,000 and 200,000 Yoken Series A-1 Preferred Shares at an exercise price per share of US$ 7.14 in connection with a loan of RMB18 million (equivalent to US$2.5 million) and RMB10 million (equivalent to US$1.4 million) granted to Chongaita (“Loan for Yoken Series A-1 Warrant”). As a debt modification, the Company reversed RMB1.4 million interest expense as other gain (losses), net (Note 17). The Company recognized the Yoken Series A-1 Warrant and bifurcated the conversion feature as derivative liability out of the total consideration received. As of March 31, 2021, the carrying value of Yoken Series A-1 Warrant and fair value of conversion feature were RMB19.9 million and RMB9.4 million, respectively.

(h) Series E Warrant

To exchange the consultant service from a service provider, on March 6, 2020, the Company issued a warrant of Series E Preferred Shares of 205,767 shares at an exercise price of US$10.3251 per share (“Series E Warrant”). The fair value of the Series E Warrant is RMB2.5 million and is recorded as prepayments and other current assets. The exercise period of the Series E Warrant is from the warrant issuance date (March 6, 2020) to March 6, 2025. The Series E Warrant is classified as a derivative liability measured at fair value with any changes in fair value recognized currently in the income statement.

(i) Forward exchange swap

On March 8, the Company entered a forward exchange contract with certain financial institution. Pursuant to which, the financial institution agreed to purchase US$4 million from the Company in exchange of RMB26.5 million at a fixed foreign exchange rate of 6.6280. Such swap will be settled on December 10, 2021. As of March 31, 2021, the fair value loss of the foreign swap contract was RMB0.19 million, which was recorded as derivative liabilities with a loss of change in fair value.

Accounting of conversion features

The warrants issued in connection with Loan for Series D-1 Warrant, Loan for Series D-2 Warrant, Loan for Series D-3 Warrant A, Loan for Series D-3 Warrant B and Yoken Series A-1 Warrant are all embedded instead of freestanding because they are (1) issued in connection with the instruments and (2) not separately exercisable without terminating the debt instruments. Therefore, each combined instrument (loan with embedded warrant) is substantially similar to a convertible debt where the embedded warrant is similar to a conversion feature able to convert the debt instrument into the Preferred Shares.

The Company assessed the embedded warrants along with the conversion features in Series D Notes, Series D-2 CW Notes and Series D-2 DL Notes, and concluded that all of these are required to be bifurcated and accounted for separately as derivative liabilities. This is because (1) the embedded warrant or conversion feature, as an equity-linked feature, is not considered clearly and closely related to its debt host instrument, and (2) the redemption rights of the convertible Preferred Shares could give rise to net settlement of the conversion feature of the Preferred Shares.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

22.	Borrowings, other debts and derivative liabilities (continued)

Accounting of conversion features (continued)

For the initial recognition of each debt instrument that has a bifurcated derivative liability (i.e., embedded warrant or conversion feature), out of the total consideration received, the derivative liability is recognized at fair value and the remaining consideration (net of issuance costs) is then allocated to the host debt instrument. The derivative liability is subsequently carried at fair value with any changes in fair value recognized currently in the income statement. The host debt instrument is subsequently amortized using the effective interest rate method. Upon conversion of the host debt instrument into the Preferred Shares or debt repayment, both the host debt instrument and the respective derivative liability are subject to extinguishment accounting with a gain or loss recognized from the difference between the recoded values of both liabilities and the fair value of consideration given by the Company (i.e., the Preferred Shares or cash).

The Company determined the fair value of derivative liabilities and concluded that as of March 31, 2020 and 2021, the fair values of the derivative liabilities are as follows:

	As of March 31,	As of March 31,
	2020	2021
	RMB	RMB
Conversion feature of Yoken Series A-1 Warrant	—	9,362
Conversion feature of Series D-3 CMB Warrant A	2,377	—
Conversion feature of Series D-3 CMB Warrant B	9,473	—
Series E Warrant (Note 22(h))	2,501	444
Forward exchange swap (Note 22(i))	—	190

Total	14,351	9,996

Accounting of debt modifications

The aforementioned amendments to Loan for Series D-1 Warrant, Loan for Series D-2 Warrant, Series D-2 CW Notes, the Series D-2 DL Notes, Loan for Series D-3 Warrant A and Loan for Series D-3 Warrant B with respects to the terms of the debts, etc. do not meet the requirement of a Troubled Debt Restructuring (“TDR”), as the Company was not experiencing financial difficulties at the time of these amendments. The amendments are all accounted for as modifications rather than an extinguishment because the changes in present value of the remaining cash flows before and after the amendments are not substantial (less than 10%).

23.	Share-based compensation

On September 27, 2012, the Company adopted 2012 Global Share Plan (the “2012 Plan”) and reserved 1,061,500 ordinary shares for share options to be granted to the Company’s employees and non-employees (the “Participants”). On August 1, 2018, the Company adopted 2018 Global Share Plan (the “2018 Plan”) to replace 2012 Plan and increased the reserved ordinary shares to 5,987,836 in total for future grants of share options. On September 1, 2020, the Company amended the 2018 Global Share Plan and increased the authorized reserved shares from 5,987,836 to 8,987,836.

Except for share options granted to certain senior management personnel during the years ended March 31, 2015 and 2016, which were immediately fully vested and exercisable once granted, other share options granted to employees and non-employees under the 2012 and 2018 Plans will generally be exercisable upon the Company’s completion of a Qualified IPO or a defined corporate transactions (i.e. change of control, etc.) and the employees render services to the Company in accordance with the stipulated service schedules. The employee participants are generally subject to a four-year service schedule, under which the employees earn an entitlement to vest in 25% of their option grants at the end of each year of completed service.

For the years ended March 31, 2020 and 2021, 915,097 and 998,000 share options were granted to the Participants respectively. In April 2019, certain management Participants of the Company exercised 1,299,954 share options with exercise price of US$0.001 per share.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

23.	Share-based compensation (continued)

The following table sets forth the share options activity for the years ended March 31, 2020 and 2021:

	Number of shares	Weighted average exercise price US$	Weighted average remaining contractual term	Aggregate intrinsic value US$	Weighted average fair value US$
Outstanding as of March 31, 2019	5,686,454	1.49	5.8610	34,717	1.68

Exercisable as of March 31, 2019	1,299,954	0.001	5.5679	9,878	1.83

Granted	915,097	4.03	—	—	5.02
Exercised	(1,299,954)	0.001	—	—	—
Forfeited	(444,625)	2.45	—	—	1.89
Outstanding as of March 31, 2020	4,856,972	2.26	6.6680	39,472	2.72

Exercisable as of March 31, 2020	—	—	—	—	—

Granted	998,000	4.13	—	—	2.49
Forfeited	(342,750)	3.49	—	—	4.00
Outstanding as of March 31, 2021	5,512,222	3.36	6.32	29,360	3.28

Exercisable as of March 31, 2021	—	—	—	—	—

The aggregate intrinsic value is calculated as the difference between the exercise price of the options and the estimated fair value of the underlying shares of US$33,010,332, US$39,471,589 and US$29,359,582 at March 31, 2019, 2020 and 2021, respectively.

As of March 31, 2020 and 2021, there were US$12,954,410 and US$3,212,747 of unrecognized share-based compensation expenses related to share options granted by the Company, which were expected to be recognized over a weighted-average vesting period of 6.7 and 6.3 years, respectively

Options granted to Participants were measured at fair value on the dates of grant using the Binomial Option Pricing Model with the following assumptions:

	Year ended March 31, 2020	Year ended March 31, 2021
Expected volatility	43.49%	44.41%
Risk-free interest rate	0.87%	0.94%
Exercise multiple	2.8/2.2	2.8/2.2
Expected dividend yield	0%	0%
Contractual term (in years)	10	10

The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Company’s options. The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in US$ for a term consistent with the expected term of the Company’s options in effect at the option valuation date. The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. As the Company did not have sufficient information of past employee exercise history, it was estimated by referencing to a widely-accepted academic research publication. The expected dividend yield is zero as the Company has never declared or paid any cash dividends on its shares, and the Company does not anticipate any dividend payments in the foreseeable future. The expected term is the contract life of the option.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

23.	Share-based compensation (continued)

For the Company’s share options granted to the Participants, the completion of a Qualified IPO is considered to be a performance condition of the awards. A Qualified IPO is not considered to be probable until it is completed. Under ASC 718, compensation cost should be accrued if it is probable that the performance condition will be achieved. As a result, no compensation expense will be recognized related to these options until the completion of a Qualified IPO, and hence no share-based compensation expense was recognized for the years ended March 31, 2020.Upon the completion of the IPO, the Company recorded RMB44.1 million of cumulative share-based compensation expenses for those options for which the vesting conditions have been satisfied as of such date. For the year ended March 31, 2021, additional RMB10.9 millions of share-based compensation expense was recorded.

The fair value of options granted to the Participants for the years ended March 31, 2020 and 2021 was amounting to US$3.86 million and US$4.12million, respectively.

24.	Employee benefits

The full-time employees of the Company’s subsidiaries and VIEs that are incorporated in the PRC are entitled to staff welfare benefits including medical insurance, basic pensions, unemployment insurance, work injury insurance, maternity insurance and housing funds. These companies are required to contribute to these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations and charge the amount contributed to these benefits to the consolidated statements of comprehensive loss. The Company has no legal obligation for the benefits beyond the contribution made. The PRC government is responsible for the welfare and medical benefits and ultimate pension liability to these employees. The total amounts charged to the consolidated statements of comprehensive loss for such employee benefits amounted to RMB7 million, RMB7 million and RMB6 million for the years ended March 31, 2019, 2020 and 2021, respectively.

25.	Fair value measurements

The Company measured its available-for-sale investments and derivative liabilities at fair value on a recurring basis. As the Company’s available-for-sale investments and derivative liabilities are not traded in an active market with readily observable prices, the Company uses significant unobservable inputs to measure the fair value of available-for-sale investments and derivative liabilities. These instruments are categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement. The Company did not transfer any assets or liabilities in or out of level 3 during the years ended March 31, 2019, 2020, and 2021.

The following table summarizes the Company’s financial assets and liabilities measured and recorded at fair value on recurring basis as of March 31, 2020 and 2021:

		Fair value measurement at reporting date using
Description	Fair value as of March 31, 2020	Quoted price in active markets for identical assets (Level 1)	Significant other observable Inputs (Level 2)	Significant unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets:
Available-for-sale debt investments	70,328	—	—	70,328

Liabilities:
Derivative liabilities	14,351	—	—	14,351

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

25.	Fair value measurements (continued)

		Fair value measurement at reporting date using
Description	Fair value as of March 31, 2021	Quoted price in active markets for identical assets (Level 1)	Significant other observable Inputs (Level 2)	Significant unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets:
Short-term investments	168,546	—	168,546	—
Available-for-sale debt investments	71,357	—	—	71,357

Total assets	239,903	—	168,546	71,357

Liabilities:
Derivative liabilities	9,996	—	190	9,806

The roll forward of major Level 3 investments are as following:

	Derivative liabilities	Available-for-sale debt investments
Fair value of Level 3 investments as at March 31, 2018	1,333	13,767
New addition	32,099	—
Conversion of Series D Notes (Note 20)	(182)	—
Unrealized fair value change of the derivative liabilities	2,274	—
Unrealized fair value change of the available-for-sale debt investments	—	2,283

Fair value of Level 3 investments as at March 31, 2019	35,524	16,050

New addition	13,487	50,000
Conversion of Series D-1 Notes (Note 20)	(10,701)	—
Conversion of Series D-2 Notes (Note 20)	(10,614)	—
Unrealized fair value change of the derivative liabilities	(13,345)	—
Unrealized fair value change of the available-for-sale debt investments	—	4,278

Fair value of Level 3 investments as at March 31, 2020	14,351	70,328

New addition	9,391	—
Disposal of Series D-3 Notes (Note 20)	(2,377)	—
Unrealized fair value change of the derivative liabilities	(11,559)	—
Unrealized fair value change of the available-for-sale debt investments	—	1,029

Fair value of Level 3 investments as at March 31, 2021	9,806	71,357

The Company determined the fair value of their investments by using income approach and equity allocation model. The determination of the fair value was based on estimates, judgments and information of other comparable public companies. The significant unobservable inputs adopted in the valuation as of March 31, 2020 and 2021:

	As of March 31,	As of March 31,
	2020	2021
Weighted average cost of capital	15%, 16.5%	15%,16.5%
Lack of marketability discount	17%, 23%	17%,23%
Risk-free rate	1.86%, 2.24%	2.88%,2.87%
Expected volatility	39.86%, 48.13%	41.79%,42.26%
Probability	Liquidation scenario: 40% Redemption scenario: 40% IPO scenario: 20%	Liquidation scenario: 40% Redemption scenario: 40% IPO scenario: 20%

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

25.	Fair value measurements (continued)

The significant unobservable inputs used in the fair value measurement of the fair value of the investments include weighted average cost of capital, lack of marketability discount, risk-free rate, expected volatility and probabilities of different scenarios. Significant increases in weighted average cost of capital, lack of marketability discount and risk-free rate would result in a significantly lower fair value measurement. Significant decreases in expected volatility would result in a significantly lower fair value measurement. If the probabilities of redemption and liquidation scenarios are assumed to keep equal, significant increases in the probability of IPO scenario would result in a significantly lower fair value measurement.

The Company determined the fair value of their derivative liabilities by using binominal model. The determination of the fair value was based on estimates, judgments and information of other comparable public companies. The significant unobservable inputs adopted in the valuation as of March 31, 2020 and 2021 are as follows:

	As of March 31,	As of March 31,
	2020	2021
Spot price (US$)	8.24~10.74	5.57,7.19
Risk-free rate	0.19%	0.00%,0.9%
Expected volatility	55.14%	41.05%,52.33%,
Expected expiry years (in years)	0.50	0.50,4.56

The significant unobservable inputs used in the fair value measurement of the derivative liabilities include spot price, risk-free rate, expected volatility and expected expiry years. Significant decreases in spot price, risk-free rate, expected volatility and expected expiry years would result in a significantly lower fair value measurement.

26.	Net loss per share

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the years ended March 31, 2019, 2020 and 2021, respectively, as follows:

	Year Ended March 31, 2019	Year Ended March 31, 2020	Year Ended March 31, 2021
	RMB	RMB	RMB
Numerator:
Net loss attributable to Boqii Holding Limited	(234,241)	(179,024)	(194,444)
Accretion on the Preferred Shares to redemption value (Note 20)	(392,550)	(204,796)	120,873
Accretion on the Redeemable non-controlling interests to redemption value (Note 21)	—	—	(138)
Deemed dividend to preferred shareholders	(723)	(1,142)	(12,547)

Net loss attributable to ordinary shareholders	(625,514)	(384,962)	(86,256)

Denominator:
Weighted average number of ordinary shares used in computing net loss per share,
Basic and diluted (Note (a))	22,238,454	22,238,454	66,953,610

Net loss per share attributable to ordinary shareholders:
Basic and diluted	(28.22)	(17.31)	(1.29)

Note (a): Options exercisable for a minimal exercise price (the “Penny Stock”) are included in the denominator of basic loss per share calculation once there are no further vesting conditions or contingencies associated with them, as they are considered issuable shares. Basic net loss per share is computed using the weighted average number of ordinary shares outstanding and the Penny Stock during the period. Diluted net loss per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding and the Penny Stock during the period.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

26.	Net loss per share (continued)

For the years ended March 31, 2019, 2020 and 2021, respectively, assumed conversion of the Preferred Shares have not been reflected in the dilutive calculations pursuant to ASC 260, “Earnings Per Share,” due to the anti-dilutive effect.

For the years ended March 31 2021, assumed share options have not been reflected in the dilutive calculations pursuant to ASC 260, “Earnings Per Share,” due to the anti-dilutive effect.

The following ordinary shares equivalent were excluded from the computation of diluted net loss per ordinary share for the periods presented because including them would have had an anti-dilutive effect:

	Year Ended March 31, 2019	Year Ended March 31, 2020	Year Ended March 31, 2021
	RMB	RMB	RMB
Preferred Shares — weighted average	25,083,831	26,072,893	—
Share options - weighted average	—	—	2,585,103

27.	Related party transactions

The table below sets forth the major related parties and their relationships with the Company as of March 31, 2019, 2020 and 2021:

Name of related parties	Relationship with the Company
Nanjing Xingmu	An equity investee of the Company before November 1, 2019
Nanjing Animal Pharmaceutical	An equity investee of the Company
Shanghai Yichong	An equity investee of the Company
Wuhan Chunzhijin	An equity investee of the Company
Beijing Petdog	An available-for-sale debt investee that the Company has significant influence
Yingzhi (Lisa) Tang	A senior management of the Company
Di (Jackie) Chen	A senior management of the Company
Ying (Christina) Zhang	A senior management of the Company
Fei Wang	A senior management of the Company
Yan Jiang	A senior management of the Company

Details of related party transactions and balances as of March 31, 2020 and 2021 are as follows:

The Company believes that the terms of the agreements with the related parties are comparable to the terms in arm’s-length transactions with third party customers and suppliers.

Transactions with related parties

	Year Ended March 31, 2019	Year Ended March 31, 2020	Year Ended March 31, 2021
	RMB	RMB	RMB
Sales of goods

Beijing Petdog	—	2,316	—

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

27.	Related party transactions (continued)

Transactions with related parties (continued)

	Year Ended March 31, 2019	Year Ended March 31, 2020	Year Ended March 31, 2021
	RMB	RMB	RMB
Online marketing and information services

Beijing Petdog	—	315	410

	Year Ended March 31, 2019	Year Ended March 31, 2020	Year Ended March 31, 2021
	RMB	RMB	RMB
Purchase of merchandise

Nanjing Xingmu	2,533	751	—
Nanjing Animal Pharmaceutical	—	45	250

	2,533	796	250

	Year Ended March 31, 2019	Year Ended March 31, 2020	Year Ended March 31, 2021
	RMB	RMB	RMB
Loans granted to related parties

Nanjing Animal Pharmaceutical (a)	—	1,000	500
Wuhan Chunzhijin (b)	—	—	5,690
Yan Jiang	17,848	—	200
Ying (Christina) Zhang	—	152	—
Di (Jackie) Chen	—	785	—
Fei Wang (c)	—	—	500

	17,848	1,937	6,890

In December 2019, Nanjing Xingmu entered into a twelve-month interest free loan agreement with Nanjing Agricultural Pharmaceutical for a principal amount of RMB1 million. This loan was early repaid in May 2020. In June 2020, Nanjing Xingmu entered into another twelve-month interest free loan agreement with Nanjing Agricultural Pharmaceutical for a principal amount of RMB0.5 million. As of March 31, 2021, the outstanding principal amount under this agreement was RMB0.5 million.

(a)	From April 2020 to January 2021, the Company entered into several interest free loans with Wuhan Chunzhijin for a total principal of RMB5.7 million.

(b)

In January 2021, the Company entered into a one-year loan agreement with Fei Wang, for a principal amount of RMB0.5 million, bearing an interest rate of 4% per annum. This Loan was pledged by 515,000 stock options owned by Fei Wang.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

27.	Related party transactions (continued)

Transactions with related parties (continued)

	Year Ended March 31, 2019	Year Ended March 31, 2020	Year Ended March 31, 2021
	RMB	RMB	RMB
Staff advances

Yingzhi (Lisa) Tang	—	—	10
Di (Jackie) Chen	528	6	—

	528	6	10

Advances provided to related parties

Nanjing Animal Pharmaceutical	—	—	2,073
Wuhan Chunzhijin	2,720	3,350	—

	2,720	3,350	2,073

Loans granted from related parties

Yingzhi (Lisa) Tang (a)	5,014	1,450	—
Di (Jackie) Chen (b)	—	1,250	—
Yan Jiang (c)	—	9,000	—

	5,014	11,700	—

(a) In September 2019, the Company obtained a two-year loan of RMB1.5 million from Yingzhi (Lisa) Tang, bearing an interest rate of 9.0% per annum. The loan was early repaid in December 2020.

In November 2018, Yingzhi (Lisa) Tang advanced RMB4 million to the Company, which was repaid by the Company in the same month.

In July 2018, the Company obtained a forty-month loan of US$0.15 million (RMB1 million) from Yingzhi (Lisa) Tang, bearing an interest rate of 6.0% per annum. The loan was early repaid in January 2021.

(b) In October 2019, Di (Jackie) Chen advanced RMB1.25 million to the Company, which was repaid by the Company in the same month.

(c) In September 2019, the Company obtained a two-year loan of RMB9 million from Yan Jiang, bearing an interest rate of 9.0% per annum. The loan was early repaid in December 2020.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

27.	Related party transactions (continued)

Amounts due from related parties

	As of March 31, 2019	As of March 31, 2020	As of March 31, 2021
	RMB	RMB	RMB
Trade receivables from related parties

Beijing Petdog	—	1,564	—

Prepayments to related parties

Nanjing Animal Pharmaceutical	—	—	2,023
Nanjing Xingmu	138	—	—

	138	—	2,023

	As of March 31, 2019	As of March 31, 2020	As of March 31, 2021
	RMB	RMB	RMB

Other receivables from related parties

Wuhan Chunzhijin	3,795	2,481	7,295

Loans to related parties
Nanjing Animal Pharmaceutical	—	1,000	500
Yingzhi (Lisa) Tang	—	—	10
Yan Jiang	—	—	200
Di (Jackie) Chen (a)	—	785	785
Ying (Christina) Zhang	—	152	152
Fei Wang (b)	—	—	500

	—	1,937	2,147

(a)

In December 2019, the Company entered into a twelve-month interest free loan agreement with, Di (Jackie) Chen, for a principal amount of RMB0.7 million. In December 2020, the loan contract was renewed for another one year.

(b)

In January 2021, the Company entered into a one-year loan agreement with Fei Wang, for a principal amount of RMB0.5 million, bearing an interest rate of 4% per annum. This Loan was pledged by 515,000 stock options owned by Fei Wang.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

27.	Related party transactions (continued)

Amounts due to related parties

	As of March 31, 2019	As of March 31, 2020	As of March 31, 2021
	RMB	RMB	RMB

Trade payables to related parties

Nanjing Animal Pharmaceutical	—	45	874

	As of March 31, 2019	As of March 31, 2020	As of March 31, 2021
	RMB	RMB	RMB

Advances from related parties

Beijing Petdog	—	—	36
Wuhan Chunzhijin	150	—	—

	150	—	36

Long-term loan from related parties

Yingzhi (Lisa) Tang (a)	1,015	2,521	—
Yan Jiang (b)	—	9,000	—

	1,015	11,521	—

(a)

In July 2018, the Company entered into a forty-month loan agreement with Yingzhi (Lisa) Tang, for a principal amount of US$0.15 million (RMB1.0 million), bearing an interest rate of 6% per annum. The loan was early repaid in January 2021.

In September 2019, the Company entered into another two-year loan agreement with Yingzhi (Lisa) Tang, for the principal amounts of RMB1.5 million, bearing an interest rate of 9% per annum. The loan was early repaid in December 2020.

(b)	The balance as of December 31, 2019 represented a two-year loan of RMB9 million due to Yan Jiang, bearing an interest rate of 9.0% per annum. The loan was early repaid in December 2020.

28.	Commitments and contingencies

(a)	Capital commitments

The Company’s capital commitments primarily relate to commitments on leasehold improvement and purchase of equipment. As of March 31, 2020 and 2021, no capital commitment was related to leasehold improvement and purchase of equipment.

(b)	Contingencies

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome arising out of any such matter will have a material adverse effect on our consolidated financial position, cash flows or results of operations on an individual basis or in the aggregate. As of March 31, 2020 and 2021, the Company is not a party to any material legal or administrative proceedings.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

29.	Subsequent events

The Company has evaluated the subsequent events through the date of issuance of the financial statements.

30.	Restricted net assets

The Company’s ability to pay dividends may depend on the Company receiving distributions of funds from its PRC subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the consolidated financial statements prepared in accordance with US GAAP differ from those reflected in the statutory financial statements of the Company’s PRC subsidiary.

In accordance with the Company law of the PRC, a domestic enterprise is required to provide statutory reserves of at least 10% of its annual after-tax profit until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. A domestic enterprise is also required to provide discretionary surplus reserve, at the discretion of the Board of Directors, from the profits determined in accordance with the enterprise’s PRC statutory accounts. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. The Company’s PRC subsidiaries were established as domestic invested enterprises and therefore are subject to the above mentioned restrictions on distributable profits.

For the years ended March 31, 2019, 2020 and 2021, appropriation to statutory reserves was made because two PRC subsidiaries had generated profits for these periods.

As a result of these PRC laws and regulations subject to the limit discussed above that require annual appropriations of 10% of after-tax income to be set aside, prior to payment of dividends, as general reserve fund, the Company’s PRC subsidiaries is restricted in their ability to transfer a portion of their net assets to the Company.

Foreign exchange and other regulations in the PRC further restrict the Company’s PRC subsidiaries from transferring funds to the Company in the form of dividends, loans and advances.

Since the Company has a consolidated shareholders’ deficit, its net asset base for purposes of calculating the proportionate share of restricted net assets of consolidated subsidiaries should be zero. Therefore, the restrictions placed on the net assets of the Company’s PRC subsidiaries with positive equity would result in the 25 percent threshold being exceeded and a corresponding requirement to provide parent company financial information (see Note 31).

31.	Condensed financial information of the parent company

The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

The subsidiaries did not pay any dividends to the Company for the periods presented. For the purpose of presenting parent company only financial information, the Company records its investments in its subsidiaries under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the Company as “Investments (deficit) in subsidiaries” and the loss of the subsidiaries is presented as “share of losses of subsidiaries”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with US GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

The parent company did not have significant capital and other commitments, long-term obligations, other long-term debt, or guarantees as of March 31, 2020 and 2021.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

31.	Condensed financial information of the parent company (continued)

Balance sheets

	As of March 31,	As of March 31,
	2020	2021
	RMB	RMB	US$ (Note 2(f))
ASSETS
Current assets:
Cash and cash equivalents	1,145	18,285	2,791
Prepayments and other current assets	686,819	1,208,128	184,396

Total current assets	687,964	1,226,413	187,187

Non-current assets:
Other non-current asset	7,943	344	53

Total non-current assets	7,943	344	53

Total assets	695,907	1,226,757	187,240

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities
Short-term borrowings	42,485	—	—
Accrued liabilities and other current liabilities	12,126	5,017	766
Other debts, current	76,252	—	—
Derivative liabilities	14,816	444	68

Total current liabilities	145,679	5,461	834

Non-current liabilities:
Long-term borrowings	4,957	—	—
Negative carrying amount of subsidiaries	690,121	1,138,622	173,788

Total non-current liabilities	695,078	1,138,622	173,788

Total liabilities	840,757	1,144,083	174,622

Mezzanine equity:
Series A convertible redeemable preferred shares (US$ 0.001 par value; 11,000,000 shares authorized, 10,340,000 and nil shares issued and outstanding as of March 31, 2020 and 2021, respectively)	484,122	—	—
Series B convertible redeemable preferred shares (US$ 0.001 par value; 10,000,000 shares authorized, 9,067,384 and nil shares issued and outstanding as of March 31, 2020 and 2021, respectively)	527,682	—	—
Series C convertible redeemable preferred shares (US$ 0.001 par value; 6,000,000 shares authorized, 5,518,101 and nil shares issued and outstanding as of March 31, 2020 and 2021, respectively)	420,419	—	—
Series D convertible redeemable preferred shares (US$ 0.001 par value; 3,000,000 shares authorized, 2,526,026 and nil shares issued and outstanding as of March 31, 2020 and 2021, respectively)	188,183	—	—
Series D-1 convertible redeemable preferred shares (US$ 0.001 par value; 3,000,000 shares authorized, 2,178,530 and nil shares issued and outstanding as of March 31, 2020 and 2021, respectively)	164,282	—	—
Series D-2 convertible redeemable preferred shares (US$ 0.00001 par value; 2,000,000 shares authorized, 1,182,803 and nil shares issued and outstanding as of March 31, 2020 and 2021, respectively)	89,464	—	—
Series E convertible redeemable preferred shares (US$ 0.001 par value; 3,000,000 and 7,000,000 shares authorized, 1,042,623 and nil shares issued and outstanding as of March 31, 2020 and 2021, respectively)	78,553	—	—
Receivable for issuance of preferred shares	(94,758)	—	—

Total mezzanine equity	1,857,947	—	—

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

31.	Condensed financial information of the parent company (continued)

	As of March 31,
	2020	2021
	RMB	RMB	US$ (Note 2(f))
Stockholders’ deficit:
Ordinary Shares (US$0.001 par value;153,000,000 ordinary shares authorized and 22,238,454 issued and outstanding as of March 31, 2020; nil shares issued and outstanding as of March 31, 2021)	139	—	—
Class A ordinary shares (US$0.001 par value; nil shares authorized, issued and outstanding shares as of March 31, 2020; 129,500,000 shares authorized, 54,505,108 shares issued and outstanding as of March 31, 2021)	—	364	56
Class B ordinary shares (US$0.001 par value; nil shares authorized, issued and outstanding shares as of March 31, 2020; 15,000,000 shares authorized, 13,037,729 shares issued and outstanding as of March 31, 2021)	—	82	12
Statutory reserves	2,627	3,047	465
Additional paid-in capital	—	3,272,612	499,498
Accumulated other comprehensive loss	11,204	(20,172)	(3,079)
Accumulated deficit	(2,016,758)	(2,759,882)	(421,240)
Receivable for issuance of ordinary shares	(9)	(413,377)	(63,094)

Total shareholders’ deficit	(2,002,797)	82,674	12,618

Total liabilities, mezzanine equity and shareholders’ deficit	695,907	1,226,757	187,240

Statements of comprehensive loss

	Year Ended March 31,
	2019	2020	2021
	RMB	RMB	RMB	US$ (Note 2(f))
Sales and marketing expenses	—	—	(12,875)	(1,965)
General and administrative expenses	(812)	(4,631)	(14,050)	(2,144)

Total operating expenses	(812)	(4,631)	(26,925)	(4,109)

Loss from operations	(812)	(4,631)	(26,925)	(4,109)

Interest income	—	—	15,416	2,353
Interest expense	(5,624)	(12,578)	—	—
Share of losses of subsidiaries	(225,531)	(134,660)	(191,458)	(29,221)
Other (expense)/income, net	—	(40,500)	(3,008)	(459)
Fair value change of derivative liabilities	(2,274)	13,345	11,531	1,760

Net loss attributable to Boqii Holding Limited	(234,241)	(179,024)	(194,444)	(29,676)

Less: Accretion on the Preferred Shares to redemption value	(392,550)	(204,796)	120,873	18,449
Less: Accretion on redeemable non-controlling interests to redemption value	—	—	(138)	(21)
Less: Deemed contribution from preferred shareholders	(723)	(1,142)	(12,547)	(1,915)

Net loss attributable to Boqii Holding Limited’s ordinary shareholders	(627,514)	(384,962)	(86,256)	(13,163)

Net loss	(234,241)	(179,024)	(194,444)	(29,676)
Other comprehensive loss:
Foreign currency translation adjustment, net of nil tax	3,808	2,021	(32,148)	(4,907)
Unrealized securities holding gains	1,711	3,209	772	118

Total comprehensive loss	(228,722)	(173,794)	(225,820)	(34,465)

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

31.	Condensed financial information of the parent company (continued)

Statements of cash flows

	Year Ended March 31,
	2019	2020	2021
	RMB	RMB	RMB	US$ (Note 2(f))
Net cash used in operating activities	—	—	(47,806)	(7,297)
Net cash used in investing activities	(99,221)	(184,354)	(588,953)	(89,892)
Net cash provided by financing activities	81,206	155,712	660,366	100,792
Effects of foreign exchange rate changes on cash and cash equivalents	18,010	29,778	(6,465)	(987)

Net increase (decrease) in cash and cash equivalents	(5)	1,136	17,140	2,616
Cash and cash equivalents at beginning of the year	14	9	1,145	175

Cash and cash equivalents at end of the year	9	1,145	18,285	2,791