Form 20-F
period 2022-03-31
Boqii Holding Ltd
filed 2022-07-27
CIK 1815021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2022.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

For the transition period from

to

Commission file number:
001-39177

BOQII HOLDING LIMITED
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)
Cayman Islands
(Jurisdiction of incorporation or organization)
Building 9, No. 388, Shengrong Road, Pudong
New District, Shanghai 201210,
People’s Republic of China
(Address of principal executive offices)
Yingzhi (Lisa) Tang
Acting Chief Financial Officer
Tel: +86 180 1851 3366
E-mail:
lisa@boqii.com
Building 9, No. 388, Shengrong Road, Pudong
New District, Shanghai 201210,
Republic of China People’s Republic of China
(Name, Telephone,
E-mail
and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares, each ADS represents 4.5 Class A ordinary shares, par value US$0.001 per share	BQ	The New York Stock Exchange
Class A ordinary shares, par value US$0.001 per share*	N/A	The New York Stock Exchange

*	Not for trading, but only in connection with the listing of the American depositary shares on the New York Stock Exchange.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
As of March 31, 2022, there were 68,747,320 ordinary shares outstanding, being the sum of 55,709,591 Class A ordinary shares and 13,037,729 Class B ordinary shares.
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
Yes  ☐            No  ☐

INTRODUCTION
Except where the context otherwise indicates and for the purpose of this annual report only:

•	“ADSs” refers to the American depositary shares, each representing 4.5 Class A ordinary shares;

•
“Boqii,” “we,” “us,” “our company,” “the Company,” “the Group” and “our” refer to Boqii Holding Limited, a Cayman Islands exempted company and its subsidiaries and, in the context of describing our operations and consolidated financial information, its VIEs;

•	“Boqii Corporation” refers to Boqii Corporation Limited;

•	“Boqii International” refers to Boqii International Limited;

•	“brand owner” refers to a company engaging in the production and sale of branded pet goods;

•	“brand partner” refers to a specific brand owner whose products are sold via our online sales platforms and offline network;

•	“CAGR” refers to compound annual growth rate;

•	“Class A ordinary shares” refers to our Class A ordinary shares, par value US$0.001 per share;

•	“Class B ordinary shares” refers to our Class B ordinary shares, par value US$0.001 per share;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;

•	“Chongni Network” refers to Chongni network technology (Shanghai) Co., Ltd;

•	“Cuida” refers to Nanjing Cuida Biotechnology Co. Ltd.;

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

•	“Guangcheng Technology” refers to Shanghai Guangcheng Information Technology Co., Ltd.;

•	“KOL” refers to key opinion leaders, or individuals who have the power to engage and impact people within a specific community or field;

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

•	“online platforms” refers to our online sales platforms and our content platform;

•	“online sales platforms” refer to Boqii Mall, our flagship stores on third-party e-commerce platforms and our proprietary SaaS system;

•	“PetDog” or “Beijing PetDog” refer to Beijing PetDog Technology Development Co., Ltd.;

•	“MAA” means the twelfth amended and restated memorandum and articles of association of our company currently effective;

•	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;

•	“Shanghai Guangcheng” refers to Guangcheng (Shanghai) Information Technology Co., Ltd.;

•	“Shanghai Xincheng” refers to Xincheng (Shanghai) Information Technology Co., Ltd.;

•	“Shanghai Yiqin” refers to Shanghai Yiqin Pet Products Co., Ltd.;

•	“shares” or “ordinary shares” refers to our Class A and Class B ordinary shares, par value US$0.0001 per share;

•	“Shuangan” refers to Qingdao Shuangan Biotechnology Co., Ltd.;

•	“Suzhou Taicheng” refers to Suzhou Taicheng Supply Chain Co., Ltd.;

•	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;

•
“variable interest entities,” or “VIEs,” refers to the PRC entities of which we have power to control the management, and financial and operating policies and have the right to recognize and receive substantially all the economic benefits and in which we have an exclusive option to purchase all or part of the equity interests at the minimum price possible to the extent permitted by PRC law;

•	“Xingmu” or “Nanjing Xingmu” refers to Nanjing Xingmu Biotechnology Co., Ltd.;

•	“Xingmu Group” refers to Xingmu Group Limited;

•	“Xingmu Holding” refers to Xingmu Holding Limited;

•	“Xingmu HK” refers to Xingmu HK Limited;

•	“Xingmu International” refers to Xingmu International Limited;

•	“Xingmu WFOE” refers to Nanjing Xinmu Information Technology Co., Ltd.;

•	“Yoken Holding” refers to Yoken Holding Limited;

•	“Yoken International” refers to Yoken International Limited; and

•	“Yoken WFOE” refers to Chengdu Chongaita Information Technology Co., Ltd.;
Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at RMB6.3393 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2022. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

FORWARD-LOOKING INFORMATION
This annual report contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this annual report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others.
Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Item 3. Key Information—3.D. Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

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
Forward-looking statements speak only as of the date they are made, and except to the extent required by applicable laws and regulations, we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
Our Corporate Structure and Contractual Arrangements
Boqii Holding Limited is a Cayman Islands holding company with no business operations. We conduct our operations in China through our PRC subsidiaries and variable interest entities, or the VIEs, and their subsidiaries. However, we and our shareholders do not and are not legally permitted to have any equity interests in the VIEs as current PRC laws and regulations restrict foreign investment in companies that engage in value-added telecommunication services and certain other restricted services related to our businesses. As a result, we operate relevant businesses in China through certain contractual arrangements with the VIEs. Xingmu WFOE and Yoken WFOE are considered foreign-invested enterprises, or WFOEs. Our WFOEs conduct our business in China mainly through Suzhou Taicheng, Shanghai Guangcheng and Nanjing Xingmu, the VIEs, and their respective subsidiaries, based on a series of contractual arrangements by and among our WFOEs, the VIEs and the respective shareholders of the VIEs. This structure allows us to exercise effective control over the VIEs, and be considered the primary beneficiary of the VIEs, which serves the purpose of consolidating the VIEs’ operating results in our financial statements under the U.S. GAAP. This structure also provides contractual exposure to foreign investment in such companies. As of the date of this annual report, to the best knowledge of our Company, our directors and management, the VIE agreements have not been tested in a court of law in the PRC. The VIEs are owned by certain nominee shareholders, not us. Investors in our ADSs are purchasing equity securities of a Cayman Islands holding company rather than equity securities issued by our subsidiaries and the VIEs. Investors who are non-PRC
residents may not directly hold equity interests in the VIEs under current PRC laws and regulations.
Our corporate structure involves unique risks to investors in the ADSs. For the fiscal years ended March 31, 2020, 2021 and 2022, the amount of revenues generated by the VIEs accounted for 87.3%, 77.5% and 78.7%, respectively, of our total net revenues. As of March 31, 2020, 2021 and 2022, total assets of the VIEs, excluding amounts due from other companies in our Company, equaled to 56.6%, 29.9% and 36.3% of our consolidated total assets as of the same dates, respectively. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to material penalties or be forced to relinquish our interests in those operations or otherwise significantly change our corporate structure. We and our investors face significant uncertainty about potential future actions by the PRC government that could affect the legality and enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of our company as a whole. Our ADSs may decline in value or become worthless, if we are unable to claim our contractual control rights over the assets of the VIEs that conduct substantially all of our operations in China. See “Item 3. Key Information—3.D. Risk Factor—Risks Related to Our Corporate Structure and Contractual Arrangements” for detailed discussion.
Permits and Permission Required from the PRC Authorities for Our Operations
As of the date of this annual report, our PRC subsidiaries and the VIEs have obtained all material licenses and approvals required for our operations in China. See “Item 4 Information on the Company—4.B. Business Overview—Licenses and Approvals.” Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings, or approvals for our business operations in the future. If we, our PRC subsidiaries or VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits, approvals or filings, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. In addition, if we had inadvertently concluded that such approvals, permits, registrations or filings were not required, or if applicable laws, regulations or interpretations change in a way that requires us to obtain such approval, permits, registrations or filings in the future, we and the VIEs may be unable to obtain such necessary approvals, permits, registrations or filings in a timely manner, or at all, and such approvals, permits, registrations or filings may be rescinded even if obtained. Any such circumstance may subject us to fines and other regulatory, civil or criminal liabilities, and we may be ordered by the competent government authorities to suspend relevant operations, which will materially and adversely affect our business operation. Furthermore, we may be subject to regular inspections, examinations, inquiries or audits by regulatory authorities, and an adverse outcome of such inspections, examinations, inquiries or audits may result in the loss or nonrenewal of the relevant licenses and approvals. Moreover, the criteria used in reviewing applications for, or renewals of licenses and approvals may change from time to time, and there can be no assurance that we will be able to meet new criteria that may be imposed to obtain or renew the necessary licenses and approvals. Many of such licenses and approvals are material to the operation of our business, and if we fail to maintain or renew material licenses and approvals, our ability to conduct our business could be materially impaired. Furthermore, if the interpretation or implementation of existing laws and regulations change, or new regulations come into effect, requiring us or parties on whom we rely to obtain any additional permits, licenses or certificates that were previously not required to operate our business, there can be no assurance that we or parties on whom we rely will successfully obtain such permits, licenses or certificates.

Organizational Structure
The following diagram illustrates our corporate structure, including our significant subsidiaries and the VIEs, as of the date of this annual report.

Notes:

Equity interest

Contractual arrangements, including the exclusive technical consulting and service agreement, intellectual property license agreement, equity pledge agreement, exclusive call option agreement, shareholders’ voting rights proxy agreement and loan agreement. See “—Contractual Arrangements with the VIEs and their Respective Shareholders.”
Contractual Arrangements with the VIEs and their Respective Shareholders
Currently, our businesses in China are operated primarily through the VIEs, Shanghai Guangcheng, Suzhou Taicheng and Nanjing Xingmu, due to PRC legal restrictions on foreign ownership in value-added telecommunication services and certain other businesses. The Special Administrative Measures for Access of Foreign Investments (Negative List) (2021 Version) provides that foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider other than an
e-commerce
service provider. In addition, foreign investors are prohibited from investing in companies engaged in certain online and culture related businesses. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations on Foreign Investment.”

We are an exempted company with limited liability incorporated in the Cayman Islands. Shanghai Xincheng and Xingmu WFOE, our PRC subsidiaries, are considered foreign-invested enterprises. To comply with the foregoing PRC laws and regulations, we conduct our businesses in China primarily through the VIEs based on a series of contractual arrangements between us and the VIEs and their respective shareholders. As a result of these contractual arrangements, we exert effective control over the VIEs and consolidate their operating results in our consolidated financial statements under U.S. GAAP. For the fiscal year ended March 31, 2020, 2021 and 2022, the amount of revenues generated by the VIEs accounted for 87.3%, 77.5% and 78.7%, respectively, of our total net revenues. As of March 31, 2020, 2021 and 2022, total assets of the VIEs, excluding amounts due from other companies in our Company, equaled 56.6%, 29.9% and 36.3% of our consolidated total assets as of the same dates, respectively.
These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs. If the VIEs or their respective shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over our business operations in the PRC and may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. As of the date of this annual report, to the best knowledge of our Company, our directors and management, the VIE agreements have not been tested in a court of law in the PRC. For details, please refer to “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure and Contractual Arrangements.”
In the opinion of Commerce & Finance Law Offices, our PRC counsel:

•	the ownership structures of the VIEs do not and will not contravene any PRC laws or regulations currently in effect; and

•
the agreements under the contractual arrangements among Shanghai Xincheng, Shanghai Guangcheng and their respective shareholders, among Xingmu WFOE, Nanjing Xingmu and their respective shareholders, as well as among Shanghai Xincheng, Suzhou Taicheng and their respective shareholders governed by PRC laws are valid and binding upon each party to such agreements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect.

There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. In particular, in March 2019, the National People’s Congress of the PRC adopted the PRC Foreign Investment Law, which became effective on January 1, 2020. Among other things, the PRC Foreign Investment Law defines the “foreign investment” as investment activities in China by foreign investors in a direct or indirect manner, including those circumstances explicitly listed thereunder as establishing new projects or foreign invested enterprises or acquiring shares of enterprises in China, and other approaches of investment as stipulated by laws, administrative regulations or otherwise regulated by the State Council. The PRC Foreign Investment Law leaves uncertainty as to whether foreign investors’ controlling PRC onshore variable interest entities via contractual arrangements will be recognized as “foreign investment” and thus be subject to the restrictions and/or prohibitions on foreign investments. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. If the PRC government finds that the VIE agreements that establish the structure for operating our podcasts, audio entertainment and other internet related businesses do not comply with PRC government restrictions on foreign investment in certain industries, such as value-added telecommunications services business, or if these regulations change or are interpreted differently in the future, our ADSs may decline in value or become worthless, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure and Contractual Arrangements.”
The following is a summary of the major terms of the contractual arrangements by and among Shanghai Xincheng, Shanghai Guangcheng and the shareholders of Shanghai Guangcheng. The contractual arrangements by and among Xingmu WFOE, Nanjing Xingmu and the shareholders of Nanjing Xingmu, and the contractual arrangements by and among Shanghai Xincheng, Suzhou Taicheng and the shareholders of Suzhou Taicheng are substantially similar to the corresponding contractual arrangements discussed below, unless otherwise indicated. For the complete text of these contractual arrangements, please see the copies filed as exhibits to the registration statement filed with the SEC of which this annual report forms a part.

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
Intellectual Property License Agreement
Pursuant to an intellectual property license agreement entered into on August 4, 2020 by and between Shanghai Xincheng and Shanghai Guangcheng, Shanghai Xincheng agreed to grant to Shanghai Guangcheng a nonsublicensable, nontransferable and nonexclusive license of certain intellectual properties solely for Shanghai Guangcheng’s use. In exchange, Shanghai Guangcheng agrees to pay a royalty, at an amount that is agreed by both parties. The term of this agreement is ten years from the date of such agreement and will be automatically extended for another ten-year
term unless it is terminated by three months’ written notice by the licensor.
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
Equity Pledge Agreement
Pursuant to an equity pledge agreement entered on October 16, 2019, by and between Shanghai Xincheng, Shanghai Guangcheng, and then shareholders of Shanghai Guangcheng, as supplemented by an equity pledge agreement entered into on August 4, 2020, by and between Shanghai Xincheng, Shanghai Guangcheng, and Shanghai Chelin Information Technology Center (Limited Partnership), a then shareholder of Shanghai Guangcheng, such shareholders of Shanghai Guangcheng pledged all of their equity interests in Shanghai Guangcheng to Shanghai Xincheng, to guarantee the performance of Shanghai Guangcheng, and, to the extent applicable, such shareholders of Shanghai Guangcheng, or their obligations under the contractual arrangements of the VIEs. If Shanghai Guangcheng or such shareholders fail to perform their obligations under the contractual arrangement of the VIEs, Shanghai Xincheng will be entitled to, among other things, the right to sell the pledged equity interests in Shanghai Guangcheng. The shareholders of Shanghai Guangcheng also undertake that, during the term of the equity pledge agreement, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests without prior written consent of Shanghai Xincheng. As of the date of this annual report, the equity pledges under the share pledge agreements have been registered with the relevant PRC legal authority pursuant to PRC laws and regulations.
As of the date of this annual report, all equity pledges under the share pledge agreements by and between the shareholders of Nanjing Xingmu and Xingmu WFOE, as well as by and between the shareholders of Suzhou Taicheng and Shanghai Xincheng have been registered with the relevant PRC legal authority pursuant to PRC laws and regulations.
Exclusive Call Option Agreement
Pursuant to an exclusive call option agreement entered on August 4, 2020, by and between Shanghai Xincheng, Shanghai Guangcheng and then shareholders of Shanghai Guangcheng, such shareholders of Shanghai Guangcheng irrevocably and unconditionally granted Shanghai Xincheng an exclusive call option to purchase, or have its designated person(s) to purchase, at its discretion, all or part of the equity options in Shanghai Guangcheng. The purchase price shall be the lowest price permitted by applicable PRC laws and regulations. The shareholders of Shanghai Guangcheng undertake that, without the prior written consent of Shanghai Xincheng, they may not increase or decrease the registered capital or conduct any merger, transfer or dispose of their equity options and any other third-party rights thereon, dispose of, or procure the management to dispose of, material assets of Shanghai Guangcheng, terminate or procure the management to terminate any material agreements or enter into any agreements in conflict with any existing material agreement, appoint or dismiss any director, supervisor or any other senior management which should be appointed or dismissed by such shareholders, procure Shanghai Guangcheng to declare or distribute any distributable profits or dividends, procure the winding-up,
liquidation or dissolution of Shanghai Guangcheng, amend its articles of association or provide any loans to, or borrow any loans from, third parties or provide security or guarantee, or undertake any substantive obligations beyond the ordinary course of business. The exclusive call option agreement will remain effective until all equity options in Shanghai Guangcheng held by such shareholders are transferred or assigned to Shanghai Xincheng or its designated representatives.

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
Spousal Consent Letter
In addition to the contractual arrangements discussed above, each of the respective spouses of the individual shareholders of Nanjing Xingmu has executed an additional spousal consent letter which contains terms as described below. Pursuant to the spousal consent letters dated September 26, 2019, each of the respective spouses of the individual shareholders of Nanjing Xingmu, unconditionally and irrevocably agreed that the equity interest in Nanjing Xingmu held by and registered in the name of his/her spouse will be disposed of pursuant to the equity pledge agreement, the exclusive call option agreement and the shareholders’ voting rights proxy agreement. The spouse agreed not to assert any rights over the equity interest in Nanjing Xingmu held by his/her spouse. In addition, in the event that the spouse obtains any equity interest in Nanjing Xingmu held by his/her spouse for any reason, the spouse agreed to be bound by the contractual arrangements.
3.A. [Reserved]
3.B. Capitalization and Indebtedness
Not applicable.
3.C. Reason for the Offer and Use of Proceeds
Not applicable.
3.D. Risk Factors
We face various legal and operational risks and uncertainties as a company based in and primarily operating in China. The PRC government has significant authority to exert influence on the ability of a China-based company, like us, to conduct its business, accept foreign investments or list on a U.S. stock exchange. For example, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, cybersecurity and data privacy, as well as the lack of inspection from the Public Company Accounting Oversight Board (United States), or the PCAOB, on our auditors. The PRC government may also intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. Any such action, once taken by the PRC government, could cause the value of such securities to significantly decline or in extreme cases, become worthless.
You should carefully consider all of the information in this annual report before making an investment in the ADSs. Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings. In particular, as we are a China-based company incorporated in the Cayman Islands, you should pay special attention to subsections headed “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure and Contractual Arrangements.”
Below please find a summary of the principal risks we face, organized under relevant headings.
Risks Related to Our Business and Industry
Risks and uncertainties related to our business and industry include, but are not limited to, the following:

•	Our limited operating history across our various business initiatives makes it difficult to evaluate our business prospects and future growth rate.

•	We have a history of net losses and may continue to incur losses in the future.

•
We have significant working capital requirements and have historically experienced working capital deficits. If we continue to experience such working capital deficits in the future, our business, liquidity, financial condition and results of operations may be materially and adversely affected.

•	If we are unable to diversify our monetization channels, our business and prospects may be materially and adversely affected.

•	Our business, prospects and financial results may be affected by our relationship with third-party e-commerce platforms.

•
Our business is subject to the changing preferences and needs of our customers and their pets. Any failure by us to timely adapt our offerings according to changes in customer preferences may adversely affect our business and results of operations.

•	If we fail to acquire and retain new customers, or fail to do so in a cost-effective manner, our business, financial condition and results of operations may be materially and adversely affected.
Risks Related to Our Corporate Structure and Contractual Arrangements
Risks and uncertainties related to our corporate structure and the contractual arrangements include, but are not limited to, the following:

•
There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect our financial condition and results of operations. If the PRC government finds our contractual arrangements noncompliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs.

•	Any failure by any of the VIEs or their shareholders to perform their respective obligations under our contractual arrangements with them would have a material and adverse effect on our business.

•	We rely on contractual arrangements with the VIEs and their respective shareholders for our business operations, which may not be as effective as direct ownership in providing operational control.

•
The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas or maintenance of the listing status of our ADSs, and the PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.

•	Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law and how it may impact our business, financial condition and results of operations.

•
Our contractual arrangements are governed by PRC law. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures.

Risks Related to Doing Business in China
We are also subject to risks and uncertainties related to doing business in China include, but are not limited to, the following:

•	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

•
Our business, financial condition and results of operations depend on the level of consumer confidence and spending in China and may be adversely affected by the downturn in the global or Chinese economy.

•	Uncertainties with respect to the PRC legal system could adversely affect us.

•
Any failure or perceived failure by us to comply with Anti-monopoly Guidelines for Internet Platforms and other Anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.

•
You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

•	It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

•
Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

•
The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of noninspection years from three years to two years, thus reducing the time period before our ADSs may be delisted or prohibited from over-the-counter
trading. If this bill were enacted, our ADSs could be delisted from the exchange and prohibited from over-the-counter
trading in the U.S. in 2023.

Risks Related to Our Class A Ordinary Shares and Our ADSs
In addition to the risks described above, we are subject to risks related to our ADSs, including, but are not limited to, the following:

•	We face possible delisting by the NYSE due to non-compliance with the continued listing standards of the NYSE.

•	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

•	The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.

•
If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

•	The sale or availability for sale of substantial amounts of ADSs could adversely affect their market price.

•	Techniques employed by short sellers may drive down the market price of the ADSs.

•
Due to our ADS’s price fluctuations, there is a significant risk that we will be a passive foreign investment company, or a PFIC, for the current or any future taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or our Class A ordinary shares.

Risks Related to Our Business and Industry
Our limited operating history across our various business initiatives makes it difficult to evaluate our business prospects and future growth rate.
We have a limited operating history across our various business initiatives, such as operating our private label lines, cooperating with KOLs to promote sales on our platform, offering SaaS solution to offline pet stores, engaging in pet healthcare business and other new pet-related
product and service offerings. As a result, our historical performance may not be indicative of our future growth or financial results. In addition, we may continue to introduce and implement new business strategies and initiatives as we continue to respond to changing market needs and customer preferences. We cannot assure you that we will be able to successfully implement our business initiatives or achieve our expected growth rate, or at all, as our business model continues to evolve. Our overall business growth may slow down or become negative, and our revenues may decline for a number of possible reasons, some of which are beyond our control, including decreasing customer spending, changes in consumer preferences, increasing competition, declining growth of our overall market or industry, the emergence of alternative business models, changes in rules, regulations, government policies or general economic conditions. Our net revenues increased by 31.3% to RMB1,011.0 million in the fiscal year ended March 31, 2021 from RMB770.2 million in the fiscal year ended March 31, 2020, and further increased by 17.4% to RMB1,186.4 million (US$187.2 million) in the fiscal year ended March 31, 2022. If our growth rate declines or if our business initiatives fail to yield positive customer acceptance or economic returns as expected or if such initiatives cause any material disruption to our business model, investors’ perceptions of our business and prospects may be materially and adversely affected and the market price of the ADSs could decline. You should consider our prospects in light of the risks and uncertainties that companies with a limited operating history may encounter.
We have a history of net losses and may continue to incur losses in the future.
We recorded net loss of RMB175.9 million, RMB193.2 million, and RMB132.8 million for the fiscal years ended March 31, 2020, 2021 and 2022, respectively. We accumulated RMB 2,889.2 million (US$455.8 million) in shareholders’ deficit as of March 31, 2022. Our net revenues will be impacted by various factors, including customer spending and preference, competitive landscape and macroeconomic and regulatory environment. Hence, our net revenues may not grow at the rate we expect.
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
We had a working capital deficit, which is total current assets deducted by total current liabilities, of RMB32.8 million as of March 31, 2020, and a positive working capital of RMB478.2 million and RMB262.7 million (US$41.4 million) as of March 31, 2021 and 2022. Working capital constraints have in the past and may continue to constrain our ability to grow revenues, especially with emerging brands that generally require larger inventory investments during their early commercial development. The working capital deficits will further restrict our liquidity position and have a negative impact on our ability to repay current liabilities. Although we had a positive working capital as of March 31, 2021 and 2022 to meet our ongoing working capital needs and fund our continuous growth, there is no assurance that we will generate sufficient net income or operating cash flows to meet our working capital requirements and repay our liabilities as they become due in the future. For actions that we plan to take in order to address our working capital deficit, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.” There can be no assurance, however, that we will be able to successfully take any of these actions in a timely manner, including prudently managing our working capital, or raising additional equity or debt financing on terms that are acceptable to us. Our inability to take these actions as and when necessary could materially adversely affect our liquidity, results of operations, financial condition and ability to operate.
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
e-commerce
platforms.
In addition to our self-operated Boqii Mall, we also operate flagship stores on third-party
e-commerce
platforms, including Tmall, JD.com and Pinduoduo. We leverage customer traffic of these
e-commerce
platforms to boost our product sales. Sales through these platforms have significantly contributed to our financial performance. Nevertheless, these
e-commerce
platforms tend to lack expertise in the pet industry, and may lose appeal to customers who need tailored services and specialized pet products. To the extent that we fail to leverage traffic on these third-party platforms, our flagship store sales may decline and we may experience difficulties in locating customers. At the same time, our cooperation with these third-party platforms may be negatively affected by a number of factors, including but not limited to higher commissions and fees, negative publicity and service outages of these platforms, all of which are beyond our control. In addition, these third-party platforms may deem our business a strong competitor of theirs and terminate their cooperation with us. If our relationships with these third-party platforms deteriorate or are terminated or if we fail to maintain the relationships on commercially viable terms, we may not be able to quickly locate alternative sales channels. Hence, our operations and financial condition will be materially and adversely affected.
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
Our success depends on our ability to acquire and retain new customers and to do so in a cost-effective manner. We must continue to acquire customers in order to increase sales and achieve profitability. Considered our ability to monetize the user base of our online community is also critical to our business and growth, we have invested heavily in branding, sales and marketing to acquire and retain customers. We operate a pet-focused
online community in China’s pet market with approximately 26.0 million registered users as of March 31, 2022 and approximately 4.7 million average MAUs in 2021. As of March 31, 2022, we managed over 551 pet-focused
Weixin/WeChat groups to extend our customer reach and promote our brand. The U.S. government recently announced a ban of the messaging mobile application WeChat, which is used by many of our customers. We are currently unable to ascertain the scope of the ban, the potential implementation measures, and the effects of such measures may have at this point and there is no assurance that the ban will not adversely affect our ability to communicate and interact with our customers. We also leverage third-party
e-commerce
platforms and social networks for customer traffic. As social network and
e-commerce
channels continue to rapidly evolve, we may be unable to develop or maintain a presence within these channels. Furthermore, we utilize online search engines from time to time on an as-needed
basis to generate additional traffic to our platforms through search engine optimization and posting sponsored articles. In the fiscal years ended March 31, 2020, 2021 and 2022, we incurred RMB128.4 million, RMB160.2 million and RMB171.0 million (US$27.0 million) in sales and marketing expenses, respectively. We expect to continue to spend significant amounts to acquire additional customers and retain existing ones, which may lead to increased net losses. However, there is no assurance that we will be able to recover the costs of our sales and marketing activities or successfully convert users on our online community into our customers, or that these activities will be effective in attracting new customers or retaining existing customers. If we fail to attract sufficient new customers, increase our sales per customer, generate customer traffic for our online sales platforms, generate repeat purchases or maintain high levels of customer engagement in a cost-effective and timely manner, or at all, our revenues may decrease and our business, financial condition, and results of operations will be materially and adversely affected.
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
Increasing focus with respect to environmental, social and governance matters may impose additional costs on us or expose us to additional risks. Failure to comply with the laws and regulations on environmental, social and governance matters may subject us to penalties and adversely affect our business, financial condition and results of operations.
The PRC government and public advocacy groups have been increasingly focused on environment, social and governance (“
ESG
”) issues in recent years, making our business more sensitive to ESG issues and changes in governmental policies and laws and regulations associated with environment protection and other
ESG-related
matters. Investor advocacy groups, certain institutional investors, investment funds, and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. Regardless of the industry, increased focus from investors and the PRC government on ESG and similar matters may hinder access to capital, as investors may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Any ESG concern or issue could increase our regulatory compliance costs. If we do not adapt to or comply with the evolving expectations and standards on ESG matters from investors and the PRC government or are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition, and the price of our ADSs could be materially and adversely effected.

We face risks related to the
COVID-19
global pandemic.
Accidents, disasters and public health challenges in China and globally could impact our business and results of operations. These types of events could negatively impact user activity, if any, in the affected regions, or, depending upon the severity, across China or globally, which could adversely impact our business and results of operations. For example, 2019, the outbreak of a novel strain of coronavirus named
COVID-19
and subsequent outbreaks driven by new variants of
COVID-19
have materially and adversely affected China and the world, resulting in mandatory quarantines, closures of physical offices, stores and facilities, cancelation and postponement of events and general restrictions on movement imposed by the governments. Certain aspects of our business operations have been negatively affected by the
COVID-19
outbreak and related precautionary measures. Reduced transportations and travel restrictions have caused temporary delays in product delivery, which has further resulted in a decrease in number of orders. Moreover, most of the offline pet stores we cooperate with have experienced a temporary decrease in number of customers in recent months due to the
COVID-19
outbreak. Disruption to manufacturing and logistics networks have affected our brand partners’ and manufacturers’ abilities to produce and supply goods.
The situation of the
COVID-19
outbreak is very fluid and we are closely monitoring its impact on our business, and have taken specific precautionary measures to minimize the risks of
COVID-19
to our employees, users, customers and business partners, including temporarily requiring our employees to work remotely or suspending our participation in certain offline events and activities. For instance, recently certain areas or cities in China have tightened the
COVID-19
quarantine policies such as lockdown restrictions and other measures that are implemented from time to time based on the local pandemic situation. These measures could affect our efficiency and productivity, incur additional costs, slow down our branding and marketing efforts, and result in short-term fluctuations in our results of operations. Our business operations could also be disrupted if any of our employees is suspected of contracting
COVID-19,
since our employees could be quarantined and/or our offices be shut down for disinfection. The extent to which the
COVID-19
outbreak may impact our business, results of operations, financial conditions and prospects remains highly uncertain and unpredictable, as it depends on factors such as the ultimate geographic spread of
COVID-19,
potential resurgence due to new variants, the duration of the outbreak, governmental actions, and the effectiveness of travel restrictions, quarantines, lockdowns, business closures and other measures to contain the outbreak and their impact. Our business, results of operations, financial conditions and prospects could also be materially adversely affected to the extent that
COVID-19
harms the Chinese and global economy in general, and the trading price of our ADSs may be adversely affected.
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
Our business and prospects primarily depend on the continuing development and growth of China’s pet industry, which is relatively new, evolving and unproven. China’s pet industry is affected by numerous factors, including but not limited to comprehensive consumption upgrade, governmental and regulatory policy and expansion and diversification of pet products and services portfolio. Compared to U.S. pet parents, Chinese pet parents generally have less pet parenting experience. They are generally more price sensitive and less brand loyal. Accordingly, we believe that first-time Chinese pet parents prefer general
e-commerce
platforms that offer pet products at competitive prices, and we also believe that they have limited demand for specialized, pure-play online retail platforms with high-quality pet-focused
product offerings, such as our online sales platforms. If we no longer offer competitive discounts, we may experience a decrease in the number of our customers and their orders, which materially and adversely affects our results of operations and financial condition. Pet products still represent a niche market in China. If China’s pet industry does not grow or grows slower than expected, our business, financial condition and results of operation may be materially and adversely affected.
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

We generally do not maintain long-term exclusive supply contracts with our brand partners. We cannot assure you that our existing brand partners will continue to cooperate with us on commercially attractive terms, or at all, after the term of the current agreements expire. If these brand partners choose to enter into distribution agreements with our competitors or develop and rely on their in-house
e-commerce
capabilities, our sales could suffer and our business could be adversely affected. The loss of any of our significant brand partners or the discontinuance of any preferential pricing or supply terms they currently offer to us would have a material and negative impact on our business, financial condition, and results of operations. Additionally, there can be no assurance that our current brand partners will be able to accommodate our anticipated growth. An inability of our existing brand partners to provide products in a timely or cost-effective manner could also impair our business and growth prospects. Moreover, our principal brand partners have provided us with certain incentives, such as cash rebates and free products. A reduction or discontinuance of these incentives would increase our costs and prevent us from achieving our profitability. In addition, if one or more of our brand partners were to offer these incentives, including preferential pricing, to our competitors, our competitive advantage would be reduced, which could materially and adversely affect our business, financial condition, and results of operations.
Meanwhile, we are continually seeking to build relationships with other high-quality brand partners. If we are unable to attract or cooperate with new brand partners, or to replace the loss of any of our existing brand partners, in a timely manner, or at all, we may experience a competitive disadvantage, our business may be disrupted and our business, financial condition, and results of operations may be materially and adversely affected.
Our private label products may not always appeal to our customers, and may compete with our brand partners.
We launched our private labels, Yoken and Mocare, in 2015 and 2018, respectively. Our Yoken brand offers high value for money pet food and products, and our Mocare brand focuses on premium freeze-dried
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
Moreover, as we sell both branded products sourced from our brand partners and our private label products on our online sales platforms, we are likely to face competition from our brand partners. Branded products may have an advantage over our private label products primarily due to name recognition, although private label products are typically more competitively priced compared to branded products. In addition, selling private label products may harm our relationship with our brand partners. If we lose our brand partners or if our relationships with our brand partners deteriorate, our business may be adversely affected. See “—We may be unable to manage and expand the relationships with brand partners, or otherwise fail to cooperate with them at favorable terms, and our business and growth prospects may suffer as a result.”
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
Failure to maintain the quality and safety of our products and significant merchandise returns or refunds resulting could have a material and adverse effect on our reputation, financial condition and results of operations.
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

We do not carry product liability insurance and may be subject to product liability claims if consumption and use of our products is alleged to cause injury or illness to our customers and their pets. The real or perceived sale of contaminated food products by us could result in product liability claims against our brand partners or us, expose us or our brand partners to governmental enforcement action or private litigation, or lead to costly recalls and a loss of consumer confidence, any of which could have an adverse effect on our business, financial condition and results of operations. While we may attempt to seek compensation from responsible brand partners or our manufacturers in the event that we become subject to claims due to their misconduct, such compensation may be limited and if we cannot fully recover our damages from them, we will be required to bear such losses at our own costs. Any material product liability claim, litigation or governmental enforcement action could materially and adversely affect our business, financial condition and results of operations. Even unsuccessful claims could result in the use of funds and managerial efforts in defending them and could negatively impact on our reputation.
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
We may be subject to legal and administrative proceedings and claims from time to time where these statements are found to result in harm to our customers or their pets. These claims and proceedings may be expensive and time consuming to investigate and defend and may divert resources and management attention from the operation of our business. Although these claims may not be successful, they may harm our reputation and business.
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
Failures to successfully optimize, operate and manage our fulfillment network result in excess or insufficient fulfillment capacity, increased costs, and impairment charges, any of which could materially and adversely affect our business. As of March 31, 2022, we operated three warehouses and utilized three fulfillment centers, and as we continue to expand our business with different requirements and add fulfillment capacity, our fulfillment network will become increasingly complex and operating them will become more challenging. We strategically closed our warehouse in Hong Kong in late 2019 and sought to cooperate with additional new warehouses in mainland China to better manage global macro-economic risks. If we grow faster than we anticipate, we may exceed our fulfillment capacity sooner than we anticipate, we may experience difficulties fulfilling orders in a timely manner and our customers may experience delays in receiving their purchases, which could harm customer experience and our reputation. As a result, we would need to increase our capital expenditures on expanding our fulfillment network sooner than we expected. We cannot assure you that we will be able to locate suitable facilities or recruit qualified managerial and operational personnel to support the expansion our fulfillment network. Also, there can be no assurance that we will be able to operate our fulfillment network cost effectively.
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
We currently use third-party cloud services and servers to store our data, to allow us to analyze a large amount of data simultaneously and to update our user and customer database and profiles quickly. Servers may be vulnerable to computer viruses, physical or electronic break-ins
and similar disruptions, which could lead to system interruptions, website or mobile app slowdown or unavailability, delays or errors in transaction processing, loss of data or the inability to accept and fulfill customer orders. We also rely on various Internet service providers and mobile networks to deliver and “push” communications to users and customers and allow them to access our online platforms. Any interruption or delay in the functionality of these cloud service providers, servers or networks may materially and adversely affect the operations of our business. Additionally, the costs and complexities involved in expanding and upgrading our systems may prevent us from doing so in a timely manner and may prevent us from adequately meeting the demand placed on our systems. Given that we exercise little control over these third-party service providers, we are vulnerable to issues with the services they provide.
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
The number of people who access the Internet through devices other than personal computers, such as mobile phones and tablets, has increased dramatically in recent years. The versions of our website, mobile app and mini-program on WeChat developed for these devices may not be compelling to customers. Adapting our services and/or infrastructure to these devices as well as other new Internet, networking or telecommunications technologies could be time consuming and could require us to incur substantial expenditures, which could adversely affect our business, financial condition, and results of operations.
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
Our business generates and processes a large quantity of data. We face risks inherent in handling and possessing large volumes of data and in protecting the security of such data. In particular, we face a number of challenges relating to data from transactions and other activities on our platforms, including without limitation:

•	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;

•	addressing concerns related to privacy and sharing, safety, security and other factors; and

•
complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure or security of personal information, including any requests from regulatory and government authorities relating to such data.

Concerns about our practices with regard to the collection, use or disclosure of personal information or other privacy-related and security matters, even if unfounded, could damage our reputation and operations. On November 28, 2019, the Secretary Bureau of the Cyberspace Administration of China, the General Office of the Ministry of Industry and Information Technology, the General Office of the Ministry of Public Security and the General Office of the State Administration for Market Regulation promulgated the Identification Method of Illegal Collection and Use of Personal Information Through App, which provides guidance for the regulatory authorities to identify the illegal collection and use of personal information through mobile apps, and for the app operators to conduct self-examination and self-correction and for other participants to voluntarily monitor compliance. Moreover, the PRC Constitution, the PRC Criminal Law, the Civil Code of the PRC and the Cybersecurity Law protect individual privacy in general, which require certain authorization or consent from internet users prior to collection, use or disclosure of their personal data and also protection of the security of the personal data of such users. In particular, Amendment 7 to the PRC Criminal Law prohibits institutions, companies and their employees in the telecommunications and other industries from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services. While we strive to comply with all applicable data protection laws and regulations, as well as our own privacy policies, any failure or perceived failure to comply may result in proceedings or actions against us by government entities or private individuals, which could have an adverse effect on our business. Moreover, failure or perceived failure to comply with applicable laws and regulations related to the collection, use, or sharing of personal information or other privacy-related and security matters could result in a loss of confidence in us by customers and users, which could adversely affect our business, financial condition and results of operations.

Furthermore, in August 2021, the Standing Committee of the National People’s Congress, or the SCNPC, officially promulgated the Personal Information Protection Law of the People’s Republic of China, or the Personal Information Protection Law. The Personal Information Protection Law provides a comprehensive personal information protection system, under which in case of any personal information processing, individual prior consent must be obtained except in other circumstances stipulated therein to the contrary. No organization or individual may illegally collect, use, process or transmit the personal information of others, illegally buy or sell, provide or make public the personal information of others, or engage in the processing of personal information that endangers the national security or public interests. The Personal Information Protection Law raises the protection requirements for processing personal information, and many specific requirements of the Personal Information Protection Law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations. In addition, if we fail to collect, use, process or transmit the personal information properly, our reputation as well as our business and prospects may be affected adversely.
PRC laws and regulations regarding data security and cybersecurity are evolving. These laws and regulations are subject to change and substantial uncertainties, and could have material impact on our business operation.
PRC regulators, including the SCNPC, the Ministry of Industry and Information Technology of the PRC, or the MIIT and the Cyberspace Administration of China, or the CAC, have been increasingly focused on regulation in the areas of data security and cybersecurity. A series of laws and regulations relating to the protection of privacy, date security and cyber security have been enacted. However, such laws and regulations are currently evolving and are likely to remain uncertain for the foreseeable future.
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
On June 10, 2021, the SCNPC, promulgated the PRC Data Security Law, which became effective in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data and information. On December 28, 2021, the CAC, together with other authorities, jointly promulgated the Revised Cybersecurity Review Measures, effective on February 15, 2022 and repeal the Cybersecurity Review Measures promulgated on April 13, 2020. The Revised Cybersecurity Review Measures provide that a critical information infrastructure operator purchasing network products and services, and platform operators carrying out data processing activities, which affect or may affect national security, shall apply for cybersecurity review and that a platform operator with more than one million users’ personal information aiming to list abroad must apply for cybersecurity review. Such measures further restate and expand the applicable scope of the cybersecurity review.

On July 30, 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. On December 31, 2021, the CAC together with other relevant administrative departments published the Administrative Provisions on Internet Information Service Algorithm Recommendation, which became effective on March 1, 2022. This recommendation provides that, among others, that algorithm recommendation service providers shall (i) establish and improve the management systems and technical measures for algorithm mechanism and principle review, scientific and technological ethics review, user registration, information release review, data security and personal information protection, anti-telecommunications and Internet fraud, security assessment and monitoring, and security incident emergency response, formulate and disclose the relevant rules for algorithm recommendation services, and be equipped with professional staff and technical support appropriate to the scale of the algorithm recommendation service; (ii) regularly review, evaluate and verify the principle, models, data and application results of algorithm mechanisms, (iii) strengthen information security management, establish and improve a feature database for identifying illegal and bad information, and improve entry standards, rules and procedures; (iv) strengthen the management of user models and user labels, and improve the rules on points of interest recorded into user models and user label management, and shall not record illegal and harmful information keywords into the points of interest of users or use them as user labels to push information.
On November 14, 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations. The Draft Regulations provide that data processors refer to individuals or organizations that have autonomy over the purpose and the manner of data processing activities such as data collection, storage, utilization, transmission, publication and deletion. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million users and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the Draft Regulations was released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.
On July 7, 2022, the CAC promulgated the Data Outbound Transfer Security Assessment Measures or the Security Assessment Measures, which will take effect on September 1, 2022. The Security Assessment Measures provides that, among others, data processors shall apply to competent authorities for security assessment when transferring important data abroad or when, in the case of a critical information infrastructure operator, or a personal information processor that has processed personal information of more than one million individuals, transferring personal information abroad.
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
We are making efforts to comply with the applicable laws, regulations and standards relating to the protection of privacy, date security and cybersecurity. As there remains high uncertainty in the interpretation and enforcement of relevant laws and regulations (including whether the Draft Regulations will be implemented in the proposed form and when they will be implemented), there can be no assurance that our measures will be effective and sufficient, or we would be able to comply with the requirements therein in a timely manner. Failure to comply with such laws and regulations may lead to fines, suspension of business operation, revocation of business permits or licenses and other sanctions, which may have material impact on our business operation. Newly promulgated laws and regulations reflect PRC government further attempts to strengthen the legal protection for the national network security, data security, the security of critical information infrastructure and the security of personal information protection. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations on Cyber Security and Privacy” for details on regulations over data protection and privacy in the PRC.
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
We carry a significant goodwill balance on our balance sheet as a result of the acquisitions of Cuida, Xingmu and Chongni Network. We record goodwill in connection with the excess of the purchase price over the fair value of the identifiable assets and the liabilities acquired in business combinations. Our goodwill accounted for 8.8%, 4.6% and 5.2% of our total assets as of March 31, 2020, 2021 and 2022, respectively, as a result of historical business combinations. We are required to review our goodwill for impairment on an annual basis or more frequently if events or changes in circumstances indicate evidence of impairment. The application of a goodwill impairment test requires significant management judgment. If our estimates and judgment are inaccurate, the fair value determined could be inaccurate and the impairment may not be recognized in a timely manner. If the fair value declines, we may need to recognize goodwill impairment in the future, which could have a material adverse effect on our results of operations. In addition, we perform valuation of the intangible assets arising from business combination to determine the relative fair value to be assigned to each asset acquired. The intangible assets are expensed or amortized using the straight-line approach over the estimated economic useful lives of the assets. There can be no assurance that we will not be required to record impairments on goodwill or intangible assets in the future or that such impairments will not be material. Any significant impairment losses charged against our goodwill or intangible assets could have a material adverse effect on our business, financial condition and results of operations. In addition, our lack of material tangible assets may expose us to certain risks, including decreased ability to obtain debt financings or hedge against fluctuations in value of our intangible assets.

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
We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how
or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other third-party intellectual property that is infringed upon by our products, services, the content displayed on our platform or other aspects of our business. There could also be existing patents or other intellectual property rights of which we are not aware that our products or content may inadvertently infringe. We cannot assure you that holders of the relevant intellectual property rights purportedly relating to some aspect of our technology platform or business, if any such holders exist, would not seek to enforce such intellectual property rights against us in China, the United States or any other jurisdictions. For example, the use of Microsoft and Adobe software and systems by our employees are not authorized by their respective proprietary intellectual property holder, and therefore it poses to us the risks of potential intellectual property claim by the proprietors or the administrative penalties or fine, or even criminal liability in extreme cases, by the competent authorities. As of the date of this annual report, except for the fine of RMB100,000 imposed by Shanghai Internet Information Office for the publishing and transmission of illegal information on our Boqii Pet APP, we have not received from the proprietors or competent authorities any warning, subpoena, administrative penalties or fine as a result of our unauthorized use of such IT software or systems, but we cannot assure you that such actions will not be taken in the future. In addition, we strive to closely monitor the products offered on our platforms. However, we cannot be certain that these measures would be effective in completely preventing the infringement of trademarks, patents, copyrights, know-how
or other intellectual property rights held by third parties. Further, the application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how
or other intellectual property rights in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own, but such alternative may not be available on terms acceptable to us or at all. In addition, we may incur significant expenses, and may be forced to divert management’s time and other resources from our business and operations to defend against these third-party infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question. These risks have been amplified by the increase in third parties whose sole or primary business is to assert such claims.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.
We regard our trademarks, copyrights, patents, domain names, know-how,
proprietary technologies, and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and noncompete agreements with our employees and others, to protect our proprietary rights. Any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, there can be no assurance that (i) our application for registration of trademarks, patents, and other intellectual property rights will be approved, (ii) any intellectual property rights will be adequately protected, or (iii) such intellectual property rights will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable. Further, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties at all or on reasonable terms.
It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and noncompete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the infringement or misappropriation of our intellectual property. For example, third parties may register trademarks or domain names or purchase internet search engine keywords that are similar to our trademarks, brands or websites, or misappropriate our intellectual property or data and copy our platform, all of which could cause confusion to our users and customers, divert online customers away from our content and products and harm our reputation. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our management and financial resources, and could put our intellectual property at risk of being invalidated or narrowed in scope. We can provide no assurance that we will prevail in such litigation, and even if we do prevail, we may not obtain a meaningful recovery. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in maintaining, protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.
We may be held liable for information or content displayed on, retrieved from or linked to our platform, or distributed to our users and customers, and PRC authorities may impose legal sanctions on us, including, in serious cases, suspending or revoking the licenses necessary to operate our platforms.
The PRC government has adopted regulations governing internet access and the distribution of news and other information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses, and the closure of the concerned websites. The website operator may also be held liable for such censored information displayed on or linked to the websites. Our content creators engage in sales promotion activities through interacting and exchanging information with our users and customers and generating and distributing content. It is possible that our users and customers, including our content creators, may engage in illegal, obscene or incendiary conversations or activities, including displaying or publishing information or content that may be deemed unlawful under PRC laws and regulations on our platform. Our Boqii community also allows users to upload user-generated content on our platform, which exposes us to potential disputes and liabilities in connection with third-party copyrights. When users register on our platform, they agree to our standard agreement, under which they agree not to disseminate any content infringing on third-party copyright on our platform. However, if any information or content on our platform is deemed illegal, obscene or incendiary, or if appropriate licenses and third-party consents have not been obtained, claims may be brought against us for defamation, libel, negligence, copyright, patent or trademark infringement, other unlawful activities or other theories and claims based on the nature and content of the information delivered on or otherwise accessed through our platform. Defending against any such actions could be costly and involve significant time and attention of our management and other resources.
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
As of the date of this annual report, we are not party to any material legal or administrative proceedings. However, in light of the nature of our business, we are susceptible to potential claims or controversies. We have been, and may from time to time in the future be, subject to or involved in various claims, controversies, lawsuits and other legal and administrative proceedings. Lawsuits and other administrative or legal proceedings that may arise in the course of our operations can involve substantial costs, including the costs associated with investigation, litigation and possible settlement, judgment, penalty or fine. In addition, lawsuits and other legal and administrative proceedings may be costly and time consuming and may require a commitment of management and personnel resources that will be diverted from our normal business operations, which will materially and adversely affect our business, financial condition, and results of operations.
We have granted, and may continue to grant, share options, restricted shares and other forms of share based incentive awards, which have resulted in and may continue to result in significant share based compensation expenses.
We adopted a share incentive plan in March, 2016, or the 2016 Global Share Plan and a share incentive plan in July 2014, or the 2012 Global Share Plan, to enhance its ability to attract and retain exceptionally qualified individuals and to encourage them to acquire a proprietary interest in the growth and performance of us. We adopted the 2018 Global Share Plan, or the Plan, in August 2018, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. The 2016 Global Share Plan and the 2012 Global Share Plan were canceled concurrently upon the adoption of the Plan, and each participant of the 2016 Global Share Plan and the 2012 Global Share Plan is expected to receive corresponding grants under the Plan. In September 1, 2020, we amended and restated the 2018 Global Share Plan, and the amended and restated 2018 Global Share Plan is referred to as the Amended and Restated 2018 Global Share Plan in this annual report. In May 2022, in order to retain and attract talent to drive the long-term success of Boqii, we further revised the Amended and Restated 2018 Global Share Plan and increased the total number of Class A ordinary shares reserved for awards to be granted to the eligible participants by 4,000,000 Class A ordinary shares. We account for compensation costs for certain share options granted using a fair value-based method and recognize expenses in our consolidated statement of income in accordance with U.S. GAAP. As of May 31, 2022, the maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the Amended and Restated 2018 Global Share Plan is 12,987,836. As of March 31, 2022, options to purchase 7,736,329 ordinary shares, excluding those having been forfeited, have been issued by us, of which options to purchase 2,504,437 shares have been exercised. Such ordinary shares have been redesignated as Class A ordinary shares on a one-on-one
basis immediately prior to the completion of our initial public offering. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.
All of the lease agreements of our leased properties have not been registered with the relevant PRC government authorities as required by PRC law and our certain leased properties are for industrial use, which may expose us to potential fines.
Under PRC law, lease agreements of commodity housing tenancy are required to be registered with the local construction (real estate) departments. As of the date of this annual report, all of our lease agreements for our leased properties in China have not been registered with the relevant PRC government authorities, which may expose us to potential fines if we fail to remediate after receiving any notice from the relevant PRC government authorities. Failure to complete the lease registration will not affect the legal effectiveness of the lease agreements according to PRC law, but the real estate administrative authorities may require the parties to the lease agreements to complete lease registration within a prescribed period of time, and the failure to do so may subject the parties to fines from RMB1,000 to RMB10,000 for each of such lease agreements. Our lessors are required to comply with various laws and regulations to enable them to lease effective titles of their properties for our use. For instance, certain of our leased properties used for offices are defined as the properties for industrial use only under the PRC law. We may need to seek for an alternative lease, and our operation of business may be accordingly affected.
Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations may subject us to penalties.
In accordance with the PRC Social Insurance Law and the Regulations on the Administration of Housing Fund and other relevant laws and regulations, China establishes a social insurance system and other employee benefits including basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance, maternity insurance, housing fund, and a handicapped employment security fund, or collectively the Employee Benefits. An employer shall pay the Employee Benefits for its employees in accordance with the rates provided under relevant regulations and shall withhold the social insurance and other Employee Benefits that should be assumed by the employees. For example, an employer that has not made social insurance contributions at a rate and based on an amount prescribed by the law, or at all, may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline and be subject to a late fee of 0.05% per day. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times of the amount overdue.

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
If we fail to implement and maintain an effective system of internal controls to remediate our material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of ADSs may be materially and adversely affected.
Since the completion of our initial public offering, we have become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. In accordance with Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we included a report from management on our internal control over financial reporting in our annual report on Form
20-F
beginning with this annual report this year. Our management has concluded that our internal control over financial reporting is not effective as of March 31, 2022 due to material weaknesses identified in our internal control over financial reporting. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Moreover, in the future, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we are now a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.
During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could, in turn, limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

We identified material weaknesses in our internal control over financial reporting as part of our assessment, and if we are unable to remediate and improve our internal controls, we may not be able to accurately or timely report our future financial results.
In connection with the audit of our consolidated financial statements as of and for the fiscal year ended March 31, 2022, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.
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
Climate change and greenhouse gas restrictions may adversely impact our operations and markets.
Due to concern over the risk of climate change, a number of countries have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

We have incurred and will continue to incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”
As a public company, we are incurring and expect to continue to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the NYSE, impose various requirements on the corporate governance practices of public companies. Compliance with these rules and regulations have increased and will continue to increase our legal and financial compliance costs and have made and will continue to make some corporate activities more time-consuming and costly. We are incurring and expect to continue to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as we are now a public company, we have increased the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. Operating as a public company has made it more expensive for us to maintain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to maintain the same or similar coverage. In addition, we are incurring and expect to continue to incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our Board of Directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs in the future.
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
Risks Related to Our Corporate Structure and Contractual Arrangements
There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect our financial condition and results of operations. If the PRC government finds our contractual arrangements noncompliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs.
PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses, including the provision of internet content. Specifically, foreign ownership is prohibited in industries of online audio program services and internet cultural business (excluding music), foreign ownership of an internet content provider in managing value-added telecommunications business may not exceed 50%. Foreign investment in the value-added telecommunication services industry and certain other businesses is extensively regulated and subject to numerous restrictions. Pursuant to the Special Management Measures (Negative List) for the Access of Foreign Investment (2021), published by the National Development and Reform Commission and the Ministry of Commerce on December 27, 2021 and effective on January 1, 2022, with a few exceptions, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider.
We are an exempted company with limited liability incorporated in the Cayman Islands and our wholly owned PRC subsidiaries are currently considered foreign-invested enterprise. Accordingly, our PRC subsidiaries are not eligible to provide value-added telecommunication services in China or import veterinary drugs. To ensure strict compliance with the PRC laws and regulations, we conduct such business activities through the VIEs, Shanghai Guangcheng, Nanjing Xingmu and Suzhou Taicheng. Shanghai Xincheng and Xingmu WFOE, our wholly owned subsidiaries in China, have entered into a series of contractual arrangements with the VIEs and their respective shareholders, which enable us to (i) exercise effective control over the VIEs, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of the VIEs and hence consolidate their financial results as the VIEs under U.S. GAAP. See “Our History and Corporate Structure” for further details.

If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in the value-added telecommunication services industry or certain other businesses, or if the PRC government otherwise finds that we, the VIEs, or any of their subsidiaries are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities would have broad discretion in dealing with such violation or failures, including, without limitation:

•	revoking the business licenses and/or operating licenses of such entities;

•	discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiaries and the VIEs;

•
imposing fines on us, placing restrictions on our right to collect revenues, confiscating the income from our PRC subsidiaries or the VIEs, or imposing other requirements with which we or the VIEs may not be able to comply;

•
requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIEs and deregistering the equity pledges of the VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over the VIEs;

•	shutting down our servers or blocking our mobile apps and websites;

•	requiring us to restructure the operations in such a way as to compel us to establish a new enterprise, reapply for the necessary licenses or relocate our businesses, staff and assets;

•	imposing additional conditions or requirements with which we may not be able to comply; or

•	taking other regulatory or enforcement actions against us that could be harmful to our business.
The imposition of any of these penalties may result in a material and adverse effect on our ability to conduct our business operations. In addition, new PRC laws, regulations, and rules may be introduced to impose additional requirements, posing additional challenges to our corporate structure and contractual arrangements. If the imposition of any of these penalties causes us to lose the rights to direct the activities of our the VIEs or the right to receive their economic benefits, we would no longer be able to consolidate their financial results and/or claim our contractual control rights over the assets of the VIEs that conduct substantially all of our operations in China, which could materially and adversely affect our financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless.
The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas or maintenance of the listing status of our ADSs, and the PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.
The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If CSRC approval under the M&A Rules is required, it is uncertain whether it would be possible for us to obtain the approval, and any failure to obtain or delay in obtaining CSRC approval for our future issuance of securities overseas would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.
Furthermore, we conduct our business primarily through our PRC subsidiaries and the VIEs and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the operation of our business, and it may influence our operations, which could result in a material adverse change in our operation and the value of our ADSs. The PRC government has recently indicated an intent to exert more oversight over overseas offerings by and/or foreign investment in China-based issuers like us. For example, on July 6, 2021, relevant PRC government authorities promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, which emphasized the need to strengthen the administration over “illegal securities activities” and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies, although such opinions did not specify the definition of “illegal securities activities.” Such opinions further provided that the special provisions of the State Council on overseas offerings and listings by those companies limited by shares will be revised and therefore the duties of domestic industry competent authorities and regulatory agencies will be clarified.

On December 24, 2021, the CSRC issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), collectively the Draft Overseas Listing Regulations, for public comments, which require, among others, that PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to file the required documents with the CSRC within three working days after its application for overseas listing is submitted. As of the date of this annual report, the Draft Overseas Listing Regulations were released for public comments only and the final version and effective date of such regulations are subject to change with substantial uncertainty. In addition, on December 28, 2021, the CAC published the Revised Cybersecurity Review Measures, which became effective on February 15, 2022. The Revised Cybersecurity Review Measures provide that a critical information infrastructure operator purchasing network products and services, and platform operators carrying out data processing activities, which affect or may affect national security, shall apply for cybersecurity review and that a platform operator with more than one million users’ personal information aiming to list abroad must apply for cybersecurity review. There are substantial uncertainties as to the interpretation, application, and enforcement of the Revised Cybersecurity Review Measures and whether to conduct a security offering or maintain our listing status on the NYSE will be subject to the cybersecurity review procedures.
We believe, to the best of our knowledge, our business operations do not violate any of the above PRC laws and regulations currently in force in all material respects. In addition, we cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirement on us or otherwise tightening the regulations on companies with a VIE structure. If the CSRC or other relevant PRC regulatory agencies subsequently determine that prior approval is required for any of our future offerings of securities overseas or maintenance of the listing status of our ADSs, we cannot guarantee that we will be able to obtain such approval in a timely manner, or at all. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, not to proceed with such offering or maintain the listing status of our ADSs. If we proceed with any of such offering or maintain the listing status of our ADSs without obtaining the CSRC’s or other PRC regulatory agencies’ approval to the extent it is required, or if we are unable to comply with any new approval requirements which might be adopted for offerings that we have completed prior to the publication of the above-referenced opinions, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs.
Furthermore, if there are any other approvals, filings and/or other administration procedures to be obtained from or completed with the CSRC or other PRC regulatory agencies as required by any new laws and regulations for any of our future proposed offering of securities overseas or the listing of the ADSs, we cannot assure you that we can obtain the required approval or complete the required filings or other regulatory procedures in a timely manner, or at all. Any failure to obtain the relevant approvals or complete the filings and other relevant regulatory procedures may subject us to regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies, which may have a material adverse effect on our business, financial condition or results of operations. In addition, implementation of industry-wide regulations affecting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.
Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law and how it may impact our business, financial condition and results of operations.
On March 15, 2019, the National People’s Congress of the PRC promulgated the Foreign Investment Law of the People’s Republic of China, or the Foreign Investment Law, which came into effect on January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The enacted Foreign Investment Law does not mention concepts such as “actual control” and “controlling PRC companies by contracts or trusts” that were included in the previous drafts, nor did it specify regulation on controlling through contractual arrangements, and thus this regulatory topic remains unclear under the Foreign Investment Law. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, though the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, it contains a catch-all
provision under the definition of “foreign investment,” which includes investments made by foreign investors in China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, such as unwinding our existing contractual arrangements and/or disposal of our related business operations, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations. If any of these occurrences results in our inability to direct the activities of any of the VIEs and/or our failure to receive economic benefits from any of them, we may not be able to consolidate their results into our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with the VIEs and their respective shareholders for our business operations, which may not be as effective as direct ownership in providing operational control.
We have relied and expect to continue to rely on contractual arrangements with the VIEs and their respective shareholders to operate our business in China. These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs. For example, the VIEs and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. If we had direct ownership of the VIEs in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIEs and their respective shareholders of their obligations under the contracts to exercise control over the VIEs. The shareholders of the VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with the VIEs. If any dispute relating to these contracts remain unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. Therefore, our contractual arrangements with the VIEs may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.
Any failure by any of the VIEs or their shareholders to perform their respective obligations under our contractual arrangements with them would have a material and adverse effect on our business.
If any of the VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may be limited in our ability to enforce the contractual arrangements that give us effective control over the VIEs, and if we are unable to maintain such control, our ability to consolidate the financial results of the VIEs will be affected. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective sufficient or effective under PRC law. For example, if the shareholders of any of the VIEs refuse to transfer their equity interests in such VIEs to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. In addition, if any third parties claim any interest in such shareholders’ equity interests in any of the VIEs, our ability to exercise shareholders’ rights or foreclose the share pledge according to the contractual arrangements may be impaired. If these or other disputes between the shareholders of the VIEs and third parties were to impair our control over the VIEs, our ability to consolidate the financial results of the VIEs would be affected, which would in turn result in a material adverse effect on our business, operations and financial condition.
In addition, the individual shareholders of the VIEs may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the VIEs and the validity or enforceability of the contractual arrangements. For instance, in the event that such shareholder divorces his or her spouse, the spouse may claim that the equity interest of the VIEs held by such shareholder is part of their marital or community property and should be divided between such shareholder and his or her spouse. If such claim is supported by the competent court, the relevant equity interest may be obtained by the shareholder’s spouse or another third-party who is not bound by our contractual arrangements, which could result in our losing effective control over the VIEs. Even if we receive a consent letter from the spouse of an individual nominee shareholder of the VIEs where such spouse undertakes that he or she would not take any actions to interfere with the contractual arrangements through which we control such VIEs, including by claiming that the equity interest of the VIEs held by such shareholder is part of their marital or community property, we cannot assure you that these undertakings will be complied with or effectively enforced. In the event that any of them is breached or becomes unenforceable and leads to legal proceedings, it could disrupt our business, distract our management’s attention and subject us to substantial uncertainties as to the outcome of any such legal proceedings. Similarly, if any of the equity interests of the VIEs are inherited by a third-party on whom the current contractual arrangements are not binding, we could lose our control over the VIEs or have to maintain such control at unpredictable cost, which could cause significant disruption to our business operations and harm our financial condition and results of operations.

Our contractual arrangements are governed by PRC law. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures.
The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIEs, and our ability to conduct our business may be negatively affected.
The shareholders of the VIEs may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.
The shareholders of the VIEs may have actual or potential conflicts of interest with us. These shareholders may refuse to sign or breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs, which would have a material and adverse effect on our ability to effectively control the VIEs and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with the VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.
Contractual arrangements in relation to the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.
Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the VIE contractual arrangements were not entered into on an arm’s-length
basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust income of the VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIEs for PRC tax purposes, which could in turn increase the VIEs’ tax liabilities without reducing our PRC subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the VIEs’ tax liabilities increase or if the VIEs are required to pay late payment fees and other penalties.
We may lose the ability to use, or otherwise benefit from, the licenses, approvals and assets held by the VIEs, which could severely disrupt our business, render us unable to conduct some or all of our business operations and constrain our growth.
As part of our contractual arrangements with the VIEs, the VIEs hold certain assets, licenses and permits that are material to our business operations, such as the ICP License and Veterinary Drug Distribution License. The contractual arrangements contain terms that specifically obligate VIEs’ shareholders to ensure the valid existence of the VIEs and restrict the disposal of material assets of the VIEs. However, in the event the VIEs’ shareholders breach the terms of these contractual arrangements and voluntarily liquidate the VIEs, or the VIEs declare bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by the VIEs, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, if any of the VIEs undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of the assets of such VIE, thereby hindering our ability to operate our business as well as constrain our growth.

Risks Related to Doing Business in China
Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.
Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. While the Chinese economy has experienced significant growth over past decades, growth has slowed down in recent years and has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.
Our business, financial condition and results of operations depend on the level of consumer confidence and spending in China and may be adversely affected by the downturn in the global or Chinese economy.
Our business, financial condition and results of operations are sensitive to changes in overall economic conditions that affect consumer spending in China. The retail industry, including the online retail sector, is highly sensitive to general economic changes. Online purchases tend to decline significantly during recessionary periods. Many factors outside of our control, including inflation and deflation, interest rates, volatility of equity and debt securities markets, taxation rates, employment and other government policies can adversely affect consumer confidence and spending. While the economy in China has grown significantly over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing. The online retail industry is particularly sensitive to economic downturns, and the macroeconomic environment in China may affect our business and prospects. A prolonged slowdown or deterioration in the global or Chinese economy that maybe caused by events in Ukraine, higher interest rates and inflation may lead to a reduced level of online purchasing activities, which could materially and adversely affect our business, financial condition, and results of operations.
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

The PRC government has significant oversight and discretion over the conduct of our business and may intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that adversely affected our industry and our business, and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could further adversely affect our business, financial condition and results of operations. Furthermore, the PRC government has also recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.
However, as there are still regulatory uncertainties in this regard, we cannot assure you that we will be able to comply with new laws and regulations in all respects, and we may be ordered to rectify, suspend or terminate any actions or services that are deemed illegal by the regulatory authorities and become subject to material penalties, which may materially harm our business, financial condition, results of operations and prospects. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.
Any failure or perceived failure by us to comply with Anti-monopoly Guidelines for Internet Platforms and other Anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.
In recent years, PRC Anti-monopoly enforcement agencies have strengthened enforcement under the PRC Anti-monopoly Law. In March 2018, the State Administration for Market Regulation, or the SAMR was formed as a new governmental agency to take over, among other things, the anti-monopoly enforcement functions from the relevant departments under the Ministry of Commerce of the People’s Republic of China, or the MOFCOM, the National Development and Reform Commission, or the NDRC and the State Administration for Industry and Commerce, or the SAIC (the predecessor of the SAMR), respectively. Since its inception, the SAMR has continued to strengthen anti-monopoly enforcement. In December 2018, the SAMR issued the Notice on Anti-monopoly Enforcement Authorization, which grants authorities to its province-level branches to conduct anti-monopoly enforcement within their respective jurisdictions. In November 2021, the National Anti-monopoly Bureau was inaugurated by the State Council, which aims to further implement the fair competition policies, and strengthen anti-monopoly supervision in the PRC, especially to strengthen oversight and law enforcement in areas involving platform economy, innovation, science and technology, information security and people’s livelihood.
The PRC anti-monopoly regulators may also issue implementation rules or guidelines from time to time to reinforce their regulation on certain industrial sectors. In February 2021, the Anti-monopoly Committee of the State Council published the Anti-monopoly Guidelines for Internet Platforms. This guideline prohibits monopolistic conduct such as entering into monopoly agreements, abusing market dominance and concentration of undertakings that may have the effect to eliminate or restrict competition in the field of platform economy. More specifically, the Anti-monopoly Guidelines for Internet Platforms outlines certain practices that may, if without justifiable reasons, constitute abuse of a dominant position, including without limitation, discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology means to block competitors’ interface, using bundle services to sell services or products, and compulsory collection of users’ unnecessary data. The Anti-monopoly Guidelines for Internet Platforms further expressly states that concentration involving VIE will also be subject to antitrust filing requirements, and therefore will also fall within the scope of the antitrust review. In addition, Anti-monopoly Guidelines for Internet Platforms reinforces antitrust merger review for internet platform related transactions to safeguard market competition. Since the Anti-monopoly Guidelines for Internet Platforms is relatively new and may be subject to interpretation by the regulators in the process of implementing such guidelines, we cannot assure you that our business operations will comply with such regulation in all respects, and any failure or perceived failure by us to comply with such regulation may result in governmental investigations, fines and/or other sanctions on us. Furthermore, on October 23, 2021, the SCNPC issued a discussion draft of the amended Anti-monopoly Law. On June 24, 2022, the Decision of the Standing Committee of the National People’s Congress on Revising the Anti-monopoly Law of the People’s Republic of China, or the Revised Anti-monopoly Law was released, which will be effective on August 1, 2022. According to the Revised Anti-monopoly Law, the fines for illegal concentration of business operators have been increased to no more than ten percent of its last year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competitions; or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition. The Revised Anti-monopoly Law also stipulates that the relevant authority shall investigate a transaction where there is any evidence that the concentration has or may have the effect of eliminating or restricting competitions, even if such concentration does not reach the filing threshold. And in order to adapt the Revised Anti-monopoly Law, on June 27, 2022, the SAMR issued a Discussion Draft of the Provisions on Prohibition of the Abuse of Market Dominance. See “Item 4. Information of the Company—4.B. Business Overview—Regulation.”

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.
We are an exempted company with limited liability incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and most are PRC nationals. There are also uncertainties regarding the status of the rights of Boqii Holding Limited, our Cayman Islands holding company, with respect to our contractual arrangements with the VIEs, our founders and shareholders. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC
jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.
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
We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including for services of any debt we may incur. The ability of our PRC subsidiaries to pay dividends and other distributions on equity, in turn, depends on the payment they receive from the VIEs as service fees pursuant to certain contractual arrangements among our PRC subsidiaries, the VIEs and the VIEs’ shareholders entered into to comply with certain restrictions under PRC law on foreign investment. For more information about such contractual arrangements, see “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with the VIEs and their Respective Shareholders.”
Our PRC subsidiaries’ ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries, the VIEs and their subsidiaries are required to set aside at least 10% of its after-tax
profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

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
non-PRC
resident enterprises are tax resident.
The custodians or authorized users of our controlling nontangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.
Under the PRC law, legal documents for corporate transactions, including agreements and contracts are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with relevant PRC industry and commerce authorities.
In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit the application which will then be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or VIEs. If any employee obtains, misuses or misappropriates our chops and seals or other controlling nontangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.
Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.
The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. While appreciating approximately by 1% against the U.S. dollar in 2019, the Renminbi in 2020 and 2021 depreciated approximately by 6.3% and 2.3%, respectively, against the U.S. dollar. In August 2019, Renminbi once plunged to the weakest level against the U.S. dollar in more than a decade, which raised fears of further escalation in the
Sino-US
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
The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and the VIEs to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.
In light of the flood of capital outflows of China in 2016 due to the weakening Renminbi, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. See “Regulation—Regulations on Foreign Exchange” and “Regulation—Regulations on Outbound Direct Investment.”
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
Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that MOFCOM be notified in advance of any change-of-control
transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council in 2008 and amended in 2018, are triggered. Moreover, the Anti-monopoly Law promulgated by the SCNPC was newly amended on June 24, 2022, which will take effect on August 1, 2022. Pursuant to the amended Anti-monopoly Law, the relevant authority shall investigate a transaction where there is any evidence that the concentration has or may have the effect of eliminating or restricting competitions, even if such concentration does not reach the filing threshold. On February 7, 2021, the Anti-monopoly Commission of the State Council promulgated the Anti-Monopoly Guidelines for the Internet Platform Economy Sector that aims at specifying some of the circumstances under which an activity of internet platforms may be identified as monopolistic act as well as clarifying that concentration of undertakings involving VIE structure shall be subject to anti-monopoly review. In addition, PRC national security review rules which became effective in September 2011 require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. Further, the Measures for the Security Review of Foreign Investments promulgated by the NDRC and MOFCOM which became effective from January 2021 requires that security review by relevant governmental authorities shall be conducted in accordance with the provisions of the Measures for foreign investments that affect or may affect national security. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from making loans or additional capital contributions to our PRC subsidiaries and to make loans to the VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.
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
SAFE promulgated Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for the issuance of Renminbi entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that Renminbi capital converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue Renminbi entrusted loans to a prohibition against using such capital to issue loans to nonassociated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our initial public offering, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China.
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

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.
Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.
Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
The Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter
trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. Therefore, we expect to be identified as a “Commission Identified Issuer” shortly after the filing of this annual report on Form
20-F.
Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form
20-F
for the year ending March 31, 2024 which is due by July 31, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a
non-U.S.
exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.
The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection years
from three years to two years, thus reducing the time period before our ADSs may be delisted or prohibited from over-the-counter
trading. If this bill were enacted, our ADS could be delisted from the exchange and prohibited from over-the-counter trading
in the U.S. in 2023.
On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, or the AHFCA Act, which, if enacted into law, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years, instead of three consecutive years as currently enacted in the HFCAA.

On February 4, 2022, the U.S. House of Representatives passed the America Competes Act of 2022, which includes the exact same amendments as the bill passed by the Senate. The America Competes Act however includes a broader range of legislation not related to the HFCAA in response to the U.S. Innovation and Competition Act passed by the Senate in 2021. The U.S. House of Representatives and U.S. Senate will need to agree on amendments to these respective bills to align the legislation and pass their amended bills before the President of the U.S. can sign into law. It is unclear when the U.S. Senate and U.S. House of Representatives will resolve the differences in the U.S. Innovation and Competition Act and the America Competes Act of 2022 bills currently passed, or when the U.S. President will sign on the bill to make the amendment into law, or at all. In the case that the bill becomes the law, it will reduce the time period before our ADSs could be delisted from the exchange and prohibited from over-the-counter trading
in the U.S. from fiscal 2024 to 2023
There are, however, certain differences between the AHFCA Act and the America Competes Act, such as those relating to the U.S. Innovation and Competition Act passed by the Senate in 2021. The U.S. House of Representatives and U.S. Senate will need to align their respective legislation and pass their amended bills before the President can sign these bills into law. It is unclear when the U.S. Senate and U.S. House of Representatives will resolve the foregoing differences in the respective bills currently passed, or when the U.S. President will sign on the bill to make the amendment into law, or at all. However, in the case that the bill becomes the law, it will reduce the time period before our ADSs could be delisted from the exchange and prohibited from over-the-counter trading
in the U.S. from fiscal 2024 to 2023.
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
non-PRC
shareholders and ADS holders.
Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Taxation Administration, or STA, issued a circular, known as STA Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a
PRC-controlled
enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the STA’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to STA Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day
operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.
We believe our company is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company is a PRC resident enterprise for enterprise income tax purposes, we will be subject to PRC enterprise income tax on our worldwide income at the rate of 25%. Furthermore, we will be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are nonresident enterprises, including the holders of the ADSs. In addition, nonresident enterprise shareholders (including our ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares, if such gain is treated as derived from a PRC source. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC
individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC
shareholders of our company would, in practice, be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.
We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC
holding companies.
On February 3, 2015, the State Tax Administration (the “
STA
”) issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by
Non-Tax
Resident Enterprises, or STA Bulletin 7. STA Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, STA Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. STA Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets.

On October 17, 2017, the STA issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Nonresident Enterprise Income Tax at Source, or STA Bulletin 37, which came into effect on December 1, 2017. The STA Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.
Where a nonresident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the nonresident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.
We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is the transferor in such transactions, and may be subject to withholding obligations if our company is the transferee in such transactions, under STA Bulletin 7 and/or STA Bulletin 37. For transfer of shares in our company by investors who are non-PRC
resident enterprises, our PRC subsidiaries may be requested to assist in the filing under STA Bulletin 7 and/or STA Bulletin 37. As a result, we may be required to expend valuable resources to comply with STA Bulletin 7 and/or STA Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.
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
Risks Related to our Class A Ordinary Shares and our ADSs
We face possible delisting by the NYSE due to
non-compliance
with the continued listing standards of the NYSE.
We are required to meet certain quantitative tests as well as corporate governance and other qualitative standards to maintain the listing of our ADSs on the NYSE. It is possible that we could fail to satisfy one or more of these requirements.
We received a deficiency letter from the NYSE dated April 5, 2022 notifying us that we were not in compliance with the continued listing standards of the NYSE. The noncompliance arose from our total market capitalization deficiency as our total market capitalization was less than $50 million over a 30 trading-day
period and our stockholders’ equity was less than $50 million. Our total market capitalization remains subject to wide fluctuations due to factors beyond our control, such as broad market industry and regulatory factors, and may thus continue to fall. As required by the NYSE Listed Company Manual, we have submitted a detailed plan of compliance to the NYSE, advising the NYSE of the actions we have taken, or plans to take, that would bring us into compliance with the continued listing standards within 18 months of receipt of the deficiency letter. The NYSE has agreed to accept our submission and is currently reviewing our plan. There is no assurance that we will be able to successfully execute our plan within the required
18-month
period and regain compliance. If we fail to return to compliance by the end of that period, the NYSE will delist our ADSs. If that occurs, the liquidity of our securities could be significantly impacted, as any trading in our securities would no longer be executed over the NYSE.
In addition, pursuant to the NYSE Listed Company Manual, a company is considered to be below compliance standards if the average closing price of a security as reported on the consolidated tape is less than $1.00 over a consecutive 30 trading-day
period. We received a letter from the NYSE dated January 26, 2022, notifying us that we were below the foregoing compliance standard. Once notified, a company must bring its share price and average share price back above $1.00 within six months following receipt of the notification. If on the last trading day of any calendar month during the cure period the company has a closing share price of at least $1.00 and an average closing share price of at least $1.00 over the 30 trading-day
period ending on the last trading day of that month, then the company can regain compliance at any time during the six-month
cure period. In the event that at the expiration of the
six-month
cure period, both a $1.00 closing share price on the last trading day of the cure period and a $1.00 average closing share price over the 30 trading-day
period ending on the last trading day of the cure period are not attained, the NYSE will commence suspension and delisting procedures. To address this issue, we have changed the ratio of our ADSs to Class A ordinary shares from one (1) ADS representing three fourths (0.75) Class A ordinary shares to one (1) ADS representing four and a half (4.5) Class A ordinary shares (the “ADS Ratio Change”), which became effective on June 3, 2022. The NYSE issued a letter on July 1, 2022 notifying the Company that it is no longer considered below the $1.00 continued listing criterion.

Furthermore, there can be no assurance that we will be able to maintain compliance with any other continued listing requirements of the NYSE. In the event of deficiency or non-compliance,
we could receive notices from the NYSE and suffer loss of investor confidence and trading price decline. If we fail to regain compliance in time, we could face trading suspension or even delisting from the NYSE, which could make it more difficult to obtain accurate quotations of and buy or sell our securities, and the price of our securities could suffer further significant decline. Delisting may also impair our ability to raise capital and harm our reputation.
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
The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

•	actual or anticipated fluctuations in our results of operations, e.g., net revenues, earnings and cash flows;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	announcements of significant technical innovations, new investments, acquisitions, strategic partnerships, joint ventures, results of operations or capital commitments by us or our competitors;

•	announcements of new offerings, solutions and expansions by us or our competitors;

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
In addition, the stock market in general, and the performance and fluctuation of the market prices for internet-related companies and other companies with operations mainly in China in particular, may affect the volatility in the prices of and trading volumes for our ADSs. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility that often has been unrelated to the operating performance of such companies, including, in some cases, substantial declines in the trading prices of their securities. The trading performances of these companies’ securities may affect the attitudes of investors towards Chinese companies listed in the United States in general, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in any inappropriate activities. In particular, the global financial crisis, the ensuing economic recessions and deterioration in the credit market in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets. These broad market and industry fluctuations may adversely affect the market price of our ADSs. Volatility or a lack of positive performance in our ADS price may also adversely affect our ability to retain key employees, most of whom have been granted options or other equity incentives.

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
Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.
We have adopted a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any person who is not a Founder or an affiliate of a Founder, or upon a change of ultimate beneficial ownership of any Class B ordinary share to a person who is not a Founder or an affiliate of a Founder, each of such Class B ordinary shares will be automatically and immediately converted into one Class A ordinary share. There is no limit on the circumstances where holders of Class B ordinary shares may transfer or otherwise dispose of their Class B ordinary shares.
Our Founders beneficially own all of our issued Class B ordinary shares, and they in the aggregate hold approximately 19.0% of our total issued and outstanding share capital and 82.4% of the aggregate voting power of our total issued and outstanding share capital as of March 31, 2022.
As a result of this dual-class share structure, the holders of our Class B ordinary shares will have complete control over the outcome of matters put to a vote of shareholders and have significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. The holders of Class B ordinary shares control the outcome of a shareholder vote (i) with respect to matters requiring an ordinary resolution which requires the affirmative vote of a simple majority of shareholder votes, to the extent that the Class B ordinary shares represent at least 4.8% of our total issued and outstanding share capital; and (ii) with respect to matters requiring a special resolution which requires the affirmative vote of no less than two-thirds
of shareholder votes, to the extent that the Class B ordinary shares represent at least 9.1% of our total issued and outstanding share capital. The holders of Class B ordinary shares may take actions that are not in the best interest of us or our other shareholders or holders of the ADSs. It may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.
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
Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third-party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.
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
Because we will not pay dividends in the foreseeable future, you must rely on a price appreciation of the ADSs for a return on your investment.
We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we will not pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.
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
We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) (the “Companies Act”) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.
Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by shareholders) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our twelfth amended and restated memorandum and articles of association currently in effect (the
“Post-IPO
MAA”) to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.
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

If we or the depositary were to oppose a jury trial based on this waiver, the court would have to determine whether the waiver was enforceable based on the facts and circumstances of the case in accordance with applicable state and federal law. To our knowledge, the enforceability of a contractual predispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute
jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, or by a federal or state court in the City of New York, which has nonexclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual predispute jury trial waiver, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this would be the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.
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
As an exempted company with limited liability incorporated in the Cayman Islands, we may, but are not obliged by the Companies Act to call shareholders’ annual general meetings. Our
Post-IPO
MAA provide that we may (but are not obliged to) each year hold a general meeting as our annual general meeting. As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the Class A ordinary shares underlying your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as holder of the Class A ordinary shares underlying your ADSs. Upon receipt of your voting instructions, the depositary may try to vote the Class A ordinary shares underlying your ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with those instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise any right to vote with respect to the underlying Class A ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to enable you to withdraw the shares underlying your ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our
Post-IPO
MAA, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will notify you of the upcoming vote and to deliver our voting materials to you, if we ask it to. We cannot assure you that you will receive the voting material in time to ensure you can direct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying your ADSs are voted and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

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
As an exempted company with limited liability incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.
As an exempted company with limited liability incorporated in the Cayman Islands and listed on the NYSE, we are subject to corporate governance listing standards of the NYSE. However, the NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. We currently intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the NYSE that listed companies must (i) have a majority of independent directors, (ii) have a minimum of three members at its audit committee, (iii) have a nominating committee composed entirely of independent directors, and (iv) have a compensation committee composed entirely of independent directors. To the extent that we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

Due to our ADS’s price fluctuations, there is a significant risk that we will be a passive foreign investment company, or a PFIC, for the current or any future taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or our Class A ordinary shares.
In general, a
non-U.S.
corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. For purposes of the above calculations, a
non-U.S.
corporation that owns (or is treated as owning for U.S. federal income tax purposes), directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and gains from financial investments. Cash is generally a passive asset for these purposes. Goodwill (the value of which may be determined by reference to the excess of the sum of the corporation’s market capitalization and liabilities over the value of its assets) is generally characterized as an active asset to the extent it is associated with business activities that produce active income.
Based on the composition of our income and assets and the average value of our assets (including goodwill), we believe that we were not a PFIC for our taxable year ended on March 31, 2022. However, because of the substantial decline in our market capitalization, there is a significant risk that we will be a PFIC for our current taxable year ending on March 31, 2023, and possibly future taxable years. We hold a substantial amount of cash and financial investments and while this continues to be the case, our PFIC status depends primarily on the average value of our goodwill. The value of our goodwill may be determined, in large part, by reference to our market capitalization, which has been in decline. As a result, the average value of our goodwill and other active assets may not be sufficiently large in relation to the average value of our passive assets for any taxable year. For example, we will likely be a PFIC for our taxable year ending March 31, 2023 if (i) the value of our goodwill is determined by reference to our market capitalization, (ii) the amount of cash and financial investments we hold for the remainder of our financial year remains substantial and (iii) our average market capitalization for the remainder of the year does not increase substantially. Because our annual PFIC status is a factual determination, it can be determined only after the end of the relevant taxable year. Moreover, it is not entirely clear how the contractual arrangements between us, the VIEs and their nominal shareholders will be treated for purposes of the PFIC rules, and we may be or become a PFIC if the VIEs are not treated as owned by us for these purposes.
If we are a PFIC for any taxable year during which a U.S. taxpayer holds ADSs or Class A ordinary shares, the U.S. taxpayer generally will be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and “excess distributions” and additional reporting requirements. This will generally continue to be the case even if we ceased to be a PFIC in a later taxable year, unless certain elections are made. See “Item 10.E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”
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
We incorporated Boqii Holding Limited, an exempted company with limited liability incorporated in the Cayman Islands, as our offshore holding company in June 2012 to facilitate offshore financing and our initial public offering. In July 2012 and August 2016, Boqii Corporation and Boqii International, two of our wholly owned subsidiaries, were incorporated in Hong Kong. In October 2019, Yoken International, our wholly owned subsidiary, was incorporated in Hong Kong, respectively. In November 2019, we incorporated Yoken Holding as a wholly owned subsidiary under the laws of the Cayman Islands, and in December 2019, we transferred all of our shares in Yoken International to Yoken Holding.

In November 2012, Shanghai Xincheng, our wholly owned subsidiary, was established in the PRC. In the same year, due to the restrictions imposed by PRC laws and regulations on foreign ownership of companies engaged in value-added telecommunication services, Shanghai Xincheng entered into a series of contractual arrangements, as supplemented and amended, with Shanghai Guangcheng and then shareholders of Shanghai Guangcheng, by which Shanghai Xincheng may exert control over Shanghai Guangcheng and consolidate Shanghai Guangcheng’s financial statements under U.S. GAAP. In August 2020, Shanghai Xincheng re-entered
into another series of similar contractual arrangements, as supplemented and amended, with Shanghai Guangcheng and then shareholders of Shanghai Guangcheng, which substitute for or supplement the above contractual arrangements entered into in 2019. For details, please refer to “—4.C. Organizational Structure— Contractual Arrangements with the VIEs and their Respective Shareholders.” As of the date of this annual report, share pledge registration of the shareholders of Shanghai Guangcheng have been completed.
In June 2021, Suzhou Taicheng was established in the PRC. In the same month, Shanghai Xincheng entered into a series of contractual arrangements, as supplemented and amended, with Suzhou Taicheng and then shareholders of Suzhou Taicheng, by which Shanghai Xincheng may exert control over Suzhou Taicheng and consolidate Suzhou Taicheng’s financial statements under U.S. GAAP. For details, please refer to “—4.C. Organizational Structure—Contractual Arrangements with the VIEs and their Respective Shareholders.”
In August 2013, Nanjing Xingmu was established in the PRC. In August 2019, Xingmu Group was established, which in turn established a wholly owned subsidiary, Xingmu Holding. Afterwards, Xingmu Holding established a wholly owned subsidiary, Xingmu International. Xingmu International then established Xingmu HK, which in turn established Xingmu WFOE. In November 2019, Xingmu Holding transferred 49% of its shares of Xingmu International to Xingmu Group, and Boqii Holding Limited acquired the rest 51% of the equity interests in Xingmu International from Xingmu Holding. In September 2019, Xingmu WFOE entered into a series of contractual arrangements, as supplemented and amended, with Nanjing Xingmu and then shareholders of Nanjing Xingmu, by which Xingmu WFOE may exert control over Nanjing Xingmu and consolidate Nanjing Xingmu’s financial statements under U.S. GAAP. For details, please refer to “—4.C. Organizational Structure— Contractual Arrangements with the VIEs and their Respective Shareholders.”
In February 2013, Shanghai Yiqin, was established in the PRC. In February 2020, Yoken International established Yoken WFOE, in the PRC. Shanghai Yiqin has completed its restructuring. We hold 1,862,142 ordinary shares and 2,887,858 series A ordinary shares, representing 83.6% of equity interest in Yoken Holding on a fully diluted and converted basis, and Shanghai Yiqin is a wholly owned subsidiary of Yoken WFOE. As of the date of this annual report, the Yiqin Restructuring has been completed at the offshore level and PRC level. As such, we refer to each of Shanghai Xincheng, Xingmu WFOE and Yoken WFOE as our wholly foreign owned entity, or WFOE, and to each of Suzhou Taicheng, Shanghai Guangcheng and Nanjing Xingmu as our variable interest entity, or VIE, in this annual report.
In October 2020, we completed an initial public offering in which we offered and sold an aggregate of 5,250,000 Class A ordinary shares in the form of ADSs. On September 30, 2020, the ADSs have been listed on the NYSE under the symbol “BQ.”
In May 2022, we changed the ratio of our ADSs to Class A ordinary shares from one (1) ADS representing three fourths (0.75) Class A ordinary shares to one (1) ADS representing four and a half (4.5) Class A ordinary shares (the “ADS Ratio Change”). The ADS Ratio Change became effective on June 3, 2022.
We are a holding company and do not directly own any substantive business operations in the PRC. We currently focus our business operations within the PRC primarily through the VIEs, Suzhou Taicheng, Shanghai Guangcheng, Nanjing Xingmu and Shanghai Yiqin. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure and Contractual Arrangements—We may lose the ability to use, or otherwise benefit from, the licenses, approvals and assets held by the VIEs, which could severely disrupt our business, render us unable to conduct some or all of our business operations and constrain our growth.”
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

Recent Regulatory Development
Cybersecurity Review Measures
On December 28, 2021, the CAC published the Revised Cybersecurity Review Measures, which became effective on February 15, 2022 and repealed the Cybersecurity Review Measures promulgated on April 13, 2020. The Revised Cybersecurity Review Measures provide that a critical information infrastructure operator purchasing network products and services, and platform operators carrying out data processing activities, which affect or may affect national security, shall apply for cybersecurity review and that a platform operator with more than one million users’ personal information aiming to list abroad must apply for cybersecurity review.
As of the date of this annual report, no detailed rules or implementation rules have been issued by any authority. We have not been informed or involved in any investigations or become subject to a cybersecurity review initiated by the CAC based on the Cybersecurity Review Measures, and we have not received any inquiry, notice, warning, sanctions in such respect or any regulatory objections to our current NYSE listing status from the CAC as of the date of this annual report. However, there remain substantial uncertainties on the interpretation and implementations of the Revised Cybersecurity Review Measures. If the CSRC, the CAC or other regulatory agencies later deem us to be a critical information infrastructures operator and require that we obtain their approvals for our future offshore offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations affecting our operations could limit our ability to attract new customers and/or users and cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.
As of the date of this annual report, except for the fine of RMB100,000 imposed by Shanghai Internet Information Office for the publishing and transmission of illegal information on our Boqii Pet APP, we have not been involved in any investigations or become subject to a cybersecurity review initiated by the CAC based on the Revised Cybersecurity Review Measures, and we have not received any inquiry, notice, warning, sanctions in such respect or any regulatory objections to our listing status from the CAC.
Potential CSRC Approval Required for the Listing of our ADSs
On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities. These opinions call for strengthened regulation over illegal securities activities and supervision on overseas listings by China-based companies and propose to take effective measures, such as promoting the development of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.
Moreover, on December 24, 2021, the CSRC issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), collectively the Draft Overseas Listing Regulations, for public comments, which require, among others, that PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to file the required documents with the CSRC within three working days after its application for overseas listing is submitted. As of the date of this annual report, the Draft Overseas Listing Regulations were released for public comments only and the final version and effective date of such regulations are subject to substantial uncertainty.
It is still uncertain when the final versions of the Draft Overseas Listing Regulations will be issued and take effect, how they will be enacted, interpreted or implemented, and whether they will affect us. Therefore, we cannot assure you that we will not be required to obtain the approval of the CSRC or of potentially other regulatory authorities to maintain the listing status of our ADSs on the NYSE or to conduct overseas securities offerings in the future. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC, the CAC, or other PRC regulatory authorities required for overseas listings. As of the date of this annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection from the CSRC.

Contractual Arrangements and Corporate Structure
Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services. We are an exempted company with limited liability incorporated in the Cayman Islands and our wholly owned PRC subsidiaries are currently considered foreign-invested enterprise. Accordingly, our PRC subsidiaries are not eligible to provide value-added telecommunication services in China or import veterinary drugs. To ensure strict compliance with the PRC laws and regulations, we conduct such business activities through the VIEs, Suzhou Taicheng, Shanghai Guangcheng and Nanjing Xingmu. Shanghai Xincheng and Xingmu WFOE, our wholly owned subsidiaries in China, have entered into a series of contractual arrangements with the VIEs and their respective shareholders, which enable us to (i) exercise effective control over the VIEs, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law. These contractual arrangements include the exclusive consultation and technical service agreement, loan agreements, equity pledge agreement, exclusive purchase option agreement, shareholder voting right trust agreement, and spousal consents, as the case may be. As a result of these contractual arrangements, we exert effective control over, and are considered the primary beneficiary of, the VIEs and consolidate its operating results in our financial statements under U.S. GAAP. We do not have any equity interests in the VIEs who is owned by certain nominee shareholders. As a result, control through these contractual arrangements may be less effective than direct ownership, and we could face heightened risks and costs in enforcing these contractual arrangements, because there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the legality and enforceability of these contractual arrangements. If the PRC government finds such agreements to be illegal, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs.
Permits and Permission Required from the PRC Authorities for Our Operations
As of the date of this annual report, our PRC subsidiaries and the VIEs have obtained all material licenses and approvals required for our operations in China. See “Item 4 Information on the Company—4.B. Business Overview—Licenses and Approvals.” Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings, or approvals for our business operations in the future. If we, our PRC subsidiaries or VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits, approvals or filings, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. In addition, if we had inadvertently concluded that such approvals, permits, registrations or filings were not required, or if applicable laws, regulations or interpretations change in a way that requires us to obtain such approval, permits, registrations or filings in the future, we and the VIEs may be unable to obtain such necessary approvals, permits, registrations or filings in a timely manner, or at all, and such approvals, permits, registrations or filings may be rescinded even if obtained. Any such circumstance may subject us to fines and other regulatory, civil or criminal liabilities, and we may be ordered by the competent government authorities to suspend relevant operations, which will materially and adversely affect our business operation. Furthermore, we may be subject to regular inspections, examinations, inquiries or audits by regulatory authorities, and an adverse outcome of such inspections, examinations, inquiries or audits may result in the loss or non-renewal
of the relevant licenses and approvals. Moreover, the criteria used in reviewing applications for, or renewals of licenses and approvals may change from time to time, and there can be no assurance that we will be able to meet new criteria that may be imposed to obtain or renew the necessary licenses and approvals. Many of such licenses and approvals are material to the operation of our business, and if we fail to maintain or renew material licenses and approvals, our ability to conduct our business could be materially impaired. Furthermore, if the interpretation or implementation of existing laws and regulations change, or new regulations come into effect, requiring us or parties on whom we rely to obtain any additional permits, licenses or certificates that were previously not required to operate our business, there can be no assurance that we or parties on whom we rely will successfully obtain such permits, licenses or certificates. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—If we fail to obtain and maintain the licenses, permits and approvals required or applicable to our business under the complex regulatory environment for our businesses in China, our business, financial condition and results of operations may be materially and adversely affected.”

Transfer of Funds and Other Assets
Under relevant PRC laws and regulations, we are permitted to remit funds to the VIEs through loans rather than capital contributions.
The following diagram summarizes how funds were transferred among Boqii., our subsidiaries, and the VIEs.

As of March 31, 2022, Boqii Holding Limited had made cumulative capital contributions of RMB1,065.1 million to our PRC subsidiaries through intermediate holding company, and were accounted as long-term investments of Boqii Holding Limited. Furthermore, funds equivalent to RMB9.8 million and RMB31.4 million were provided to the PRC subsidiaries as loans in 2021 and 2022, which were accounted as intra-Group payables due to the Group’s entities. These funds have been used by our PRC subsidiaries for their operations.
The VIEs may transfer cash to the relevant WFOEs by paying service fees according to the exclusive business cooperation agreements. Pursuant to these agreements between each of the VIEs and its corresponding WFOEs, each of the VIEs agrees to pay the relevant WFOE for services related to design and maintenance of the
E-Commerce
platform, consulting services, technical training, research, planning and development of the market and customer support at an amount based on 100% of the balance of the gross consolidated profits of each VIE after offsetting the accumulated losses for the preceding financial years and deducting the working capital, expenses, taxes and other statutory contributions required for any financial year, or the amount determined by the WFOE in accordance with the terms of the agreements. Considering the future operating and cash flow needs of the VIEs, for the years ended March 31, 2020, 2021 and 2022, no service fees were charged to the VIEs by the WFOEs, and no payments were made by the VIEs under these agreements. If there is any amount payable to relevant WFOEs under the VIE agreements, the VIEs will settle the amount accordingly. For more information, see “Item 4. Information on the Company—4.A. History and Development of the Company—Condensed Consolidating Schedule,” and our consolidated financial statements included elsewhere in this annual report.
We have not previously declared or paid any cash dividend, dividend in kind or distributions, and have no plan to declare or pay any dividends or distributions in the near future on our shares or the ADSs representing our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8.—Financial Information—8.A. Consolidated Statements and Other Financial Information—Dividend Policy.”

For any amounts owed by the VIEs to our PRC subsidiaries under the VIE agreements, unless otherwise required by PRC governmental authorities, we are able to settle such amounts without limitations under the current effective PRC laws and regulations, provided that the VIEs have sufficient funds to do so.
For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within Mainland China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Taxation Scenario (1)
Statutory Tax and Standard Rates
Hypothetical pre-tax earnings (2)	100.0%
Tax on earnings at statutory rate of 25% (3)	(25.0)%
Net earnings available for distribution	75.0%
Withholding tax at standard rate of 10% (4)	(7.5)%
Net distribution to Boqii Holding Limited /shareholders	67.5%
Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.
(2)
Under the terms of VIE agreements, our PRC subsidiaries may charge the VIEs for services provided to VIEs. These fees shall be recognized as expenses of the VIEs, with a corresponding amount as service income by our PRC subsidiaries and eliminate in consolidation. For income tax purposes, our PRC subsidiaries and the VIEs file income tax returns on a separate company basis. The fees paid are recognized as a tax deduction by the VIEs and as income by our PRC subsidiaries and are tax neutral.

(3)
Certain of our subsidiaries and the VIEs qualifies for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(4)
The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

The table above has been prepared under the assumption that all profits of the VIEs will be distributed as fees to our PRC subsidiaries under tax neutral contractual arrangements. If, in the future, the accumulated earnings of the VIEs exceed the fees paid to our PRC subsidiaries (or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive
and disallowed by Chinese tax authorities), the VIEs could, as a matter of last resort, make a nondeductible transfer to our PRC subsidiaries for the amounts of the stranded cash in the VIEs. This would result in such transfer being nondeductible expenses for the VIEs but still taxable income for the PRC subsidiaries. Such a transfer and the related tax burdens would reduce our after-tax
income to approximately 50.6% of the
pre-tax
income. Our management believes that there is only a remote possibility that this scenario would happen.

Condensed Consolidating Schedule
The following tables present the condensed consolidating schedules of financial information of Boqii Holding Limited, our subsidiaries that are the primary beneficiaries of VIEs and their subsidiaries, the VIEs and their subsidiaries, and other subsidiaries for the years and as of the dates indicated.

	As of March 31, 2020
	Boqii Holding Limited	All others	Primary beneficiaries of VIEs and their subsidiaries	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals

	(RMB in thousands)
ASSETS
Current assets:
Cash and cash equivalents	1,145	1,719	48,511	36,977	—	88,352
Accounts receivable, net	—	19,979	1,577	23,424	—	44,980
Inventories, net	—	6,319	18,337	38,400	—	63,056
Prepayments and other current assets	125	32,209	6,245	38,141	—	76,720
Amounts due from related parties	—	—	1,230	4,752	—	5,982
Intra-Group receivables due from the Group’s entities(1)	—	18,374	356,546	22,332	(397,252)	—
Property and equipment, net	—	24	24	4,933	—	4,981
Intangible assets	—	—	32,223	1,315	—	33,538
Operating lease right-of-use assets	—	—	1,386	13,565	—	14,951
Goodwill	—	—	39,690	494	—	40,184
Long-term investments	—	—	—	73,432	—	73,432
Other noncurrent asset	7,943	271	1,801	1,004	—	11,019

Total assets	9,213	78,895	507,570	258,769	(397,252)	457,195

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	42,485	—	29,977	2,761	—	75,223
Accounts payable	—	—	31,714	56,291	—	88,005
Salary and welfare payable	—	196	480	3,789	—	4,465
Accrued liabilities and other current liabilities	11,332	1,788	6,904	17,859	—	37,883
Amounts due to related parties, current	—	—	—	45	—	45
Other debts, current	76,252	—	—	—	—	76,252
Contract liabilities	—	81	—	7,621	—	7,702
Operating lease liabilities, current	—	—	1,317	6,652	—	7,969
Derivative liabilities	14,816	(465)	—	—	—	14,351
Intra-Group payables due to the Group’s entities(1)	794	—	22,332	374,126	(397,252)	—
Deferred tax liabilities	—	—	7,998	2,593	—	10,591
Operating lease liabilities, noncurrent	—	—	—	5,375	—	5,375
Long-term borrowings	4,957	—	47,209	982	—	53,148
Amounts due to related parties, noncurrent	—	1,071	—	10,450	—	11,521
Other debts, noncurrent —	—	—	18,000	147,774	—	165,774
Investments deficit to the Group’s entities(2)	3,427	79,651	384,401	—	(467,479)	—

Total liabilities	154,063	82,322	550,332	636,318	(864,731)	558,304

Mezzanine equity:
Mezzanine Equity	1,952,705	—	—	—	—	1,952,705
Redeemable noncontrolling interests	(94,758)	—	—	—	—	(94,758)
Total mezzanine equity	1,857,947	—	—	—	—	1,857,947

Shareholders’ equity:
Total Boqii Holding Limited shareholders’ equity	(2,002,797)	(3,427)	(79,651)	(384,401)	467,479	(2,002,797)
Noncontrolling interests	—	—	36,889	6,852	—	43,741

Total shareholders’ equity	(2,002,797)	(3,427)	(42,762)	(377,549)	467,479	(1,959,056)

Total liabilities, mezzanine equity and shareholders’ equity	9,213	78,895	507,570	258,769	(397,252)	457,195

	As of March 31, 2021
	Boqii Holding Limited	All others	Primary Beneficiaries of VIEs and their subsidiaries	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals

	(RMB in thousands)
ASSETS
Current assets:
Cash and cash equivalents	18,285	146,671	109,395	17,886	—	292,237
short-term investments	—	118,546	50,000	—	—	168,546
Accounts receivable, net	—	13,015	5,324	27,393	—	45,732
Inventories, net	—	14,411	65,791	11,349	—	91,551
Prepayments and other current assets	2,638	42,183	6,995	33,445	—	85,261
Amounts due from related parties	—	—	—	11,465	—	11,465
Intra-Group receivables due from the Group’s entities(1)	—	44,632	574,610	47,592	(666,834)	—
Property and equipment, net	—	14	—	8,372	—	8,386
Intangible assets	—	—	28,628	909	—	29,537
Operating lease right-of-use assets	—	—	1,498	27,736	—	29,234
Goodwill	—	—	39,690	494	—	40,184
Long-term investments	—	—	—	74,330	—	74,330
Other noncurrent asset	344	317	1,017	2,433	—	4,111
Long-term investments to the Group’s entities(2)	66,868	—	—	—	(66,868)	—

Total assets	88,135	379,789	882,948	263,404	(733,702)	880,574

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	—	32,857	49,225	3,484	—	85,566
Accounts payable	—	264	41,644	29,940	—	71,848
Salary and welfare payable	—	738	720	4,851	—	6,309
Accrued liabilities and other current liabilities	4,055	677	787	24,536	—	30,055
Amounts due to related parties, current	—	—	—	910	—	910
Contract liabilities	—	—	160	3,706	—	3,866
Operating lease liabilities, current	—	—	2,005	6,058	—	8,063
Derivative liabilities	444	9,362	190	—	—	9,996
Intra-Group payables due to the Group’s entities(1)	962	19,188	35,572	611,112	(666,834)	—
Deferred tax liabilities	—	—	7,106	1,852	—	8,958
Operating lease liabilities, non-current	—	—	—	19,997	—	19,997
Long-term borrowings	—	—	67,203	872	—	68,075
Amounts due to related parties, non-current	—	—	—	—	—	—
Other debts, noncurrent	—	—	18,170	415,122	—	433,292
Investments deficit to the Group’s entities(2)	—	243,889	865,920	—	(1,109,809)	—

Total liabilities	5,461	306,975	1,088,702	1,122,440	(1,776,643)	746,935

Mezzanine equity:
Redeemable noncontrolling interests	—	5,946	—	—	—	5,946

Total mezzanine equity	—	5,946	—	—	—	5,946

Shareholders’ equity:
Total Boqii Holding Limited shareholders’ equity	82,674	66,868	(243,889)	(865,920)	1,042,941	82,674
Noncontrolling interests	—	—	38,135	6,884	—	45,019

Total shareholders’ equity	82,674	66,868	(205,754)	(859,036)	1,042,941	127,693

Total liabilities, mezzanine equity and shareholders’ equity	88,135	379,789	882,948	263,404	(733,702)	880,574

	As of March 31, 2022
	Boqii Holding Limited	All others	Primary Beneficiaries of VIEs and their subsidiaries	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals

	(RMB in thousands)
ASSETS
Current assets:
Cash and cash equivalents	1,166	112,876	28,246	20,567	—	162,855
short-term investments	—	128,084	—	—	—	128,084
Accounts receivable, net	—	2,704	15,092	31,435	—	49,231
Inventories, net	—	4,777	89,130	16,014	—	109,921
Prepayments and other current assets	9,727	13,154	36,750	57,107	—	116,738
Amounts due from related parties	—	—	—	11,726	—	11,726
Intra-Group receivables due from the Group’s entities(1)	—	80,224	896,341	16,535	(993,100)	—
Property and equipment, net	—	61	1,003	6,715	—	7,779
Intangible assets	—	—	25,037	507	—	25,544
Operating lease right-of-use assets	—	—	2,879	35,688	—	38,567
Goodwill	—	—	39,690	994	—	40,684
Long-term investments	670	—	—	81,649	—	82,319
Other noncurrent asset	—	306	1,166	3,389	—	4,861
Long-term investments to the Group’s entities(2)	189,471	—	—	—	(189,471)	—

Total assets	201,034	342,186	1,135,334	282,326	(1,182,571)	778,309

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	—	31,741	128,513	872	—	161,126
Accounts payable	—	39	39,041	55,144	—	94,224
Salary and welfare payable	—	827	447	5,597	—	6,871
Accrued liabilities and other current liabilities	349	1,189	—	25,786	—	27,324
Amounts due to related parties, current	—	—	215	4	—	219
Contract liabilities	—	—	—	7,007	—	7,007
Operating lease liabilities, current	—	—	2,763	7,238	—	10,001
Derivative liabilities	—	9,086	—	—	—	9,086
Intra-Group payables due to the Group’s entities(1)	1,510	12,123	33,507	945,960	(993,100)	—
Deferred tax liabilities	—	—	6,216	(1,369)	—	4,847
Operating lease liabilities, non-current	—	—	—	28,197	—	28,197
Other debts, noncurrent	—	—	23,188	157,874	—	181,062
Investments deficit to the Group’s entities(2)	—	91,196	955,158	—	(1,046,354)	—

Total liabilities	1,859	146,201	1,189,048	1,232,310	(2,039,454)	529,964

Mezzanine equity:
Redeemable noncontrolling interests	—	6,522	—	—	—	6,522

Total mezzanine equity	—	6,522	—	—	—	6,522

Shareholders’ equity:
Total Boqii Holding Limited shareholders’ equity	199,175	189,471	(91,196)	(955,158)	856,883	199,175
Noncontrolling interests	—	(8)	37,482	5,174	—	42,648

Total shareholders’ equity	199,175	189,463	(53,714)	(949,984)	856,883	241,823

Total liabilities, mezzanine equity and shareholders’ equity	201,034	342,186	1,135,334	282,326	(1,182,571)	778,309

Notes:

(1)
Represents the elimination of intercompany balances among Boqii Holding Limited, the Primary Beneficiaries of VIEs and their subsidiaries, the Other Subsidiaries, and the VIEs and their subsidiaries that we consolidate.

(2)
Represents the elimination of investments among Boqii Holding Limited, the Primary Beneficiaries of VIEs and their subsidiaries, the Other Subsidiaries, and the VIEs and their subsidiaries that we consolidate.

	Year Ended March 31, 2020
	Boqii Holding Limited	All others	Primary Beneficiaries of VIEs and their subsidiaries	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals

	(RMB in thousands)
Net revenues:
Third-party revenues	—	45,084	145,788	579,365	—	770,237
Intra-Group revenues(1)	—	—	282,210	92,728	(374,938)	—

Total revenues	—	45,084	427,998	672,093	(374,938)	770,237

Cost of revenues:
Third-party cost of revenues	—	(36,798)	(347,714)	(226,958)	—	(611,470)
Intra-Group cost of revenues(1)	—	—	(36,048)	(282,210)	318,258	—

Total cost of revenues	—	(36,798)	(383,762)	(509,168)	318,258	(611,470)

Gross profit	—	8,286	44,236	162,925	(56,680)	158,767

Operating expenses:
Third-party operating expenses	(4,631)	(11,771)	(52,491)	(229,658)	—	(298,551)
Intra-Group operating expenses(1)	—	(12,000)	(44,680)	—	56,680	—

Total operating expenses	(4,631)	(23,771)	(97,171)	(229,658)	56,680	(298,551)

Other income, net	—	—	710	1,688	—	2,398
Loss from operations	(4,631)	(15,485)	(52,225)	(65,045)	—	(137,386)

Equity in loss of the Group’s entities(2)	(134,660)	(117,716)	(63,921)	—	316,297	—
Nonoperating income/(expense)	(39,733)	(1,459)	(583)	3,236	—	(38,539)

Loss before income tax expenses	(179,024)	(134,660)	(116,729)	(61,809)	316,297	(175,925)

Income tax benefits	—	—	371	141	—	512
Share of results of equity investees	—	—	(383)	(137)	—	(520)

Net loss	(179,024)	(134,660)	(116,741)	(61,805)	316,297	(175,933)

Less: Net income attributable to the noncontrolling interest shareholders	—	—	975	2,116	—	3,091

Net loss attributable to Boqii Holding Limited	(179,024)	(134,660)	(117,716)	(63,921)	316,297	(179,024)

	Year Ended March 31, 2021
	Boqii Holding Limited	All others	Primary Beneficiaries of VIEs and their subsidiaries	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals

	(RMB in thousands)
Net revenues:
Third-party revenues	—	121,190	154,277	735,518	—	1,010,985
Intra-Group revenues(1)	—	—	406,049	48,374	(454,423)	—

Total revenues	—	121,190	560,326	783,892	(454,423)	1,010,985

Cost of revenues:
Third-party cost of revenues	—	(94,519)	(356,692)	(372,475)	—	(823,686)
Intra-Group cost of revenues(1)	—	—	(132,173)	(297,844)	430,017	—

Total cost of revenues	—	(94,519)	(488,865)	(670,319)	430,017	(823,686)

Gross profit	—	26,671	71,461	113,573	(24,406)	187,299

Operating expenses:
Third-party operating expenses	(19,320)	(34,391)	(85,699)	(254,951)	—	(394,361)
Intra-Group operating expenses(1)	—	—	(17,149)	(7,257)	24,406	—

Total operating expenses	(19,320)	(34,391)	(102,848)	(262,208)	24,406	(394,361)

Other income, net	—	—	56	1,011	—	1,067
Loss from operations	(19,320)	(7,720)	(31,331)	(147,624)	—	(205,995)

Equity in loss of the Group’s entities(2)	(199,065)	(196,170)	(166,484)	—	561,719	—
Nonoperating income/(expense)	23,941	4,825	2,000	(18,162)	—	12,604

Loss before income tax expenses	(194,444)	(199,065)	(195,815)	(165,786)	561,719	(193,391)

Income tax benefits	—	—	891	(20)	—	871
Share of results of equity investees	—	—	—	(696)	—	(696)

Net loss	(194,444)	(199,065)	(194,924)	(166,502)	561,719	(193,216)

Less: Net income attributable to the noncontrolling interest shareholders	—	—	1,246	(18)	—	1,228

Net loss attributable to Boqii Holding Limited	(194,444)	(199,065)	(196,170)	(166,484)	561,719	(194,444)

	Year Ended March 31, 2022
	Boqii Holding Limited	All others	Primary Beneficiaries of VIEs and their subsidiaries	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals

	(RMB in thousands)
Net revenues:
Third-party revenues	—	42,769	266,280	877,380	—	1,186,429
Intra-Group revenues(1)	—	—	550,585	56,079	(606,664)	—

Total revenues	—	42,769	816,865	933,459	(606,664)	1,186,429

Cost of revenues:
Third-party cost of revenues	—	(38,202)	(744,834)	(160,661)	—	(943,697)
Intra-Group cost of revenues(1)	—	(638)	(1,761)	(550,585)	552,983	(1)

Total cost of revenues	—	(38,840)	(746,595)	(711,246)	552,983	(943,698)

Gross profit	—	3,929	70,270	222,213	(53,681)	242,731

Operating expenses:
Third-party operating expenses	(17,058)	(21,896)	(54,015)	(288,291)	—	(381,260)
Intra-Group operating expenses(1)	—	—	(53,681)	—	53,681	—

Total operating expenses	(17,058)	(21,896)	(107,696)	(288,291)	53,681	(381,260)

Other income, net	—	—	182	98	—	280
Loss from operations	(17,058)	(17,967)	(37,244)	(65,980)	—	(138,249)

Equity in loss of the Group’s entities(2)	(132,683)	(115,665)	(81,790)	—	330,138	—
Nonoperating income/(expense)	21,351	941	1,825	(20,680)	—	3,437

Loss before income tax expenses	(128,390)	(132,691)	(117,209)	(86,660)	330,138	(134,812)

Income tax benefits	—	—	890	681	—	1,571
Share of results of equity investees	—	—	—	418	—	418

Net loss	(128,390)	(132,691)	(116,319)	(85,561)	330,138	(132,823)

Less: Net income attributable to the noncontrolling interest shareholders	—	(8)	(654)	(3,771)	—	(4,433)

Net loss attributable to Boqii Holding Limited	(128,390)	(132,683)	(115,665)	(81,790)	330,138	(128,390)

Notes:

(1)
Represents the elimination of the intercompany transactions at the consolidation level. For the years ended March 31, 2020, 2021 and 2022, the primary beneficiary of the VIE didn’t charge any service fees according to the exclusive consultation and service agreements.

(2)
Represents the elimination of investments among Boqii Holding Limited, the primary beneficiaries of VIEs and their subsidiaries, the Other Subsidiaries, and the VIEs and their subsidiaries that we consolidate.

	Year Ended March 31, 2020
	Boqii Holding Limited	All others	Primary Beneficiaries of VIEs and their subsidiaries	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals

	(RMB in thousands)
Cash flows from operating activities:
Net cash provided by/(used in) transactions with external parties	—	(58,790)	(233,346)	126,224	—	(165,912)
Net cash provided by/(used in) transactions with the Group’s entities	—	(1,169)	105,294	(104,125)	—	—

Net cash provided by/(used in) operating activities	—	(59,959)	(128,052)	22,099	—	(165,912)

Cash flows from investing activities:
Capital contribution to the Group’s entities	(158,101)	(112,071)	—	—	270,172	—
Cash flows of loan funding provided to the Group’s entities, net of repayments received	—	11,312	18,086	21,156	(50,554)	—
Other investing activities	(26,253)	(7,355)	23,143	(64,591)	—	(75,056)

Net cash provided by/(used in) investing activities	(184,354)	(108,114)	41,229	(43,435)	219,618	(75,056)

Cash flows from financing activities:
Capital contribution from the Group’s entities	—	158,101	112,071	—	(270,172)	—
Cash flows of loan funding received from the Group’s entities, net of repayments made	—	—	(21,156)	(29,398)	50,554	—
Other financing activities	155,712	18,000	47,694	73,626	—	295,032

Net cash provided by financing activities	155,712	176,101	138,609	44,228	(219,618)	295,032

	Year Ended March 31, 2021
	Boqii Holding Limited	All others	Primary Beneficiaries of VIEs and their subsidiaries	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals

	(RMB in thousands)
Cash flows from operating activities:
Net cash provided by/(used in) transactions with external parties	2,193	(161,806)	(507,640)	419,767	—	(247,486)
Net cash provided by/(used in) transactions with the Group’s entities	34	(6,552)	337,582	(331,064)	—	—

Net cash provided by/(used in) operating activities	2,227	(168,358)	(170,058)	88,703	—	(247,486)

Cash flows from investing activities:
Capital contribution to the Group’s entities	(620,373)	(148,624)	—	—	768,997	—
Cash flows of loan funding provided to the Group’s entities, net of repayments received	—	38,859	(80,577)	(5,242)	46,960	—
Other investing activities	(18,613)	(45,942)	(87,890)	(31,972)	—	(184,417)

Net cash used in investing activities	(638,986)	(155,707)	(168,467)	(37,214)	815,957	(184,417)

Cash flows from financing activities:
Proceeds from the initial public offering, net of underwriter discounts and commissions and other offering costs paid	393,698	—	—	—	—	393,698
Capital contribution from the Group’s entities	—	452,553	316,444	—	(768,997)	—
Cash flows of loan funding received from the Group’s entities, net of repayments made	—	—	5,243	41,717	(46,960)	—
Other financing activities	266,668	19,845	80,431	(112,151)	—	254,793

Net cash provided by/(used in) financing activities	660,366	472,398	402,118	(70,434)	(815,957)	648,491

	Year Ended March 31, 2022
	Boqii Holding Limited	All others	Primary Beneficiaries of VIEs and their subsidiaries	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals

	(RMB in thousands)
Cash flows from operating activities:
Net cash provided by/(used in) transactions with external parties	(3,626)	16,466	(686,545)	526,201	—	(147,504)
Net cash provided by/(used in) transactions with the Group’s entities	563	(29)	328,791	(329,325)	—	—

Net cash provided by/(used in) operating activities	(3,063)	16,437	(357,754)	196,876	—	(147,504)

Cash flows from investing activities:
Capital contribution to the Group’s entities	(242,713)	(252,255)	—	—	494,968	—
Cash flows of loan funding provided to the Group’s entities, net of repayments received	—	(22,616)	(91,552)	6,294	107,874	—
Other investing activities	(34,687)	(9,593)	83,909	(18,482)	—	21,147

Net cash provided by/(used in) investing activities	(277,400)	(284,464)	(7,643)	(12,188)	602,842	21,147

Cash flows from financing activities:
Capital contribution from the Group’s entities	—	242,713	252,255	—	(494,968)	—
Cash flows of loan funding received from the Group’s entities, net of repayments made	—	(7,167)	23,247	91,794	(107,874)	—
Other financing activities	264,010	—	11,891	(273,906)	—	1,995

Net cash provided by/(used in) financing activities	264,010	235,546	287,393	(182,112)	(602,842)	1,995

Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors
Boqii Holding Limited’s ability to pay dividends, if any, to its shareholders and ADS holders and to service any debt it may incur will depend upon dividends paid by our PRC subsidiaries. Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets offshore to Boqii Holding Limited. In particular, under the current effective PRC laws and regulations, dividends may be paid only out of distributable profits. Distributable profits are the net profit as determined under PRC GAAP, less any recovery of accumulated losses and appropriations to statutory and other reserves required to be made. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax
profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. As a result, our PRC subsidiaries may not have sufficient distributable profits to pay dividends to us in the near future.
Furthermore, if certain procedural requirements are satisfied, the payment of current account items, including profit distributions and trade and service related foreign exchange transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange (the “
SAFE
”) or its local branches. However, where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies, approval from or registration with competent government authorities or its authorized banks is required. The PRC government may take measures at its discretion from time to time to restrict access to foreign currencies for current account or capital account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our offshore intermediary holding companies or ultimate parent company, and therefore, our shareholders or investors in our ADSs. Further, we cannot assure you that new regulations or policies will not be promulgated in the future, which may further restrict the remittance of RMB into or out of the PRC. We cannot assure you, in light of the restrictions in place, or any amendment to be made from time to time, that our current or future PRC subsidiaries will be able to satisfy their respective payment obligations that are denominated in foreign currencies, including the remittance of dividends outside of the PRC. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Boqii Holding Limited. In addition, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.
For PRC and United States federal income tax consideration of an investment in the ADSs, see “Item 10. Additional Information—10.E. Taxation.”

Implication of the Holding Foreign Companies Accountable Act
The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter
trading market in the United States. On December 16, 2021, the PCAOB issued the HFCAA Determination Report, according to which our auditor is identified as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. Our auditor, the independent registered public accounting firm that issues the audit reports included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the PRC authorities, our auditor is currently not inspected by the PCAOB. Final rules implementing the submission and disclosure requirements in the HFCAA were adopted by the SEC on December 2, 2021 and generally become effective on January 10, 2022. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. The PCAOB is currently unable to inspect our auditors in relation to their audit work performed for our financial statements and inability of the PCAOB to conduct inspections over our auditors deprives our investors with the benefits of such inspections. For the details of the risks associated with the enactment of the HFCAA, see “Item 3. Key Information–3.D. Risk Factors–Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.” See also “Item 3. Key Information—3.D. Risk Factors—The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection
years from three years to two years, thus reducing the time period before our ADSs may be delisted or prohibited from over-the-counter
trading. If this bill were enacted, our ADSs could be delisted from the exchange and prohibited from over-the-counter
trading in the U.S. in 2023.”
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
We seamlessly connected 620 brand partners with pet parents in China since our inception and up to March 31, 2022. We are redefining
e-commerce
for pet parents by providing an accessible, personalized and enjoyable shopping experience based on a deep understanding of our users and customers and their pets by leveraging extensive user interactions and transactional behaviors we have observed over the years. We create and continue to develop our private brands, Yoken and Mocare, with compelling quality and prices. Users and customers come to shop on Boqii because we offer them a high-quality, high-touch experience with access to 26,624 SKUs as of March 31, 2022. Since our inception, we had delivered more than 59.5 million online orders to our users and customers as of March 31, 2022.
We had China’s largest
pet-focused
online community in China’s pet market in 2019, according to Frost & Sullivan. As of March 31, 2022, we had approximately 26.0 million registered users and approximately 4.7 million average MAUs for the fiscal year ended March 31, 2022. We deeply understand and care about our users and customers and their pets. We engage with our users and customers through shopping, content, social media, and offline events, spurring interactions in a way that traditional retailers do not. On top of extensive interactions and transactional behaviors we have observed, we have developed a profound understanding of who our users and customers are, what they are keen to buy for their pets, how they communicate with other pet parents, and what content they resonate with. Our rich content not only guides users and customers along their shopping journey, but also becomes a trusted source for discovery and inspiration for all pet lovers.

We generate revenues primarily from transactions completed on our online sales platforms and by supplying products to physical pet stores we cooperate with. For the fiscal years ended March 31, 2020, 2021 and 2022, net revenues generated from the sale of products were RMB767.5 million, RMB1,003.2 million and RMB1,137.3 million (US$179.4 million), respectively, accounting for 99.6%, 99.2% and 95.9% of the total net revenues for the corresponding periods, respectively, Our total net revenues increased by 31.3% from RMB770.2 million for the fiscal year ended March 31, 2020 to RMB1,011.0 million for the fiscal year ended March 31, 2021 and further increased by 17.4% to RMB1,186.4 million (US$187.2 million) for the fiscal year ended March 31, 2022. We recorded net loss of RMB175.9 million. RMB193.2 million and RMB132.8 million (US$21.0 million) for the fiscal years ended March 31, 2020, 2021 and 2022, respectively.
Our Business Model
Focusing on the needs of pet parents and their pets, we have established the largest pet ecosystem in China, in terms of revenue and number of customers as of December 31, 2019, according to Frost & Sullivan. Through Boqii, we offer a truly one-stop
destination that pet parents in China may go to for everything they need for their pets, from pet products and services to pet knowledge and parenting advice. Our online sales platforms, comprised of Boqii Mall and our flagship stores on third-party
e-commerce
platforms, provides customers with convenient access to a wide selection of high-quality pet products and an engaging and personalized shopping experience. Our informative and interactive content platform, Boqii Community, allows users to share their pet parenting experience and discover new products and ways to make their pets healthier and happier. We had cooperated with over 15,000 physical pet stores and pet hospitals as of March 31, 2022 to further extend our product and service offerings to connect with users and customers in their neighborhoods. The diagram below illustrates key participants around our pet ecosystem and our integrated service offerings.
We were the largest
pet-focused
online community in China’s pet market in 2019, according to Frost & Sullivan. As of March 31, 2022, we had approximately 26.0 million registered users and approximately 4.7 million average MAUs for the fiscal year ended March 31, 2022. We take pride in building a vibrant online community where we lead our users through a content and product discovery journey, developing a user-centric content-driven “discover and buy” model.
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

•
Online marketing and information services. We provide online marketing and information services to pet product brand owners, including helping them place advertisements on our online platforms and third-party platforms and organize marketing campaigns to promote their products and brands. We recognize revenue for provision of online marketing and information services over the service period pursuant to our service contracts with the brand owners. For the fiscal years ended March 31, 2020, 2021 and 2022, we generated a revenue of RMB2.7 million, RMB7.8 million and RMB49.1 (US$7.7 million) from provision of online marketing and information services.

•
Content offerings. We provide users with informative, fun and interactive content. While our content offerings are free of charge, they provide us with a multitude of monetization opportunities. We engage KOLs to recommend products to our users, and integrate our curated content with relevant products to guide users along their shopping journey. Specifically, we place links to products on Boqii Mall within content to capture purchase impulse and meet user demands, delivering a seamless user experience.

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

Our Online Sales Platforms
According to Frost & Sullivan, we operated the largest
pet-focused
online retail business in China in terms of GMV in 2019. We seamlessly connected 620 brand partners with pet parents in China since our inception and up to March 31, 2022. We offer branded products and private label products primarily through our self-operated online sales platform, Boqii Mall, as well as major third-party
e-commerce
platforms, such as Tmall, JD.com and Pinduoduo.

The following tables set forth a breakdown of our GMV by product types and by sales channels during the specified periods.

	For the fiscal year ended March 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in millions, except for percentages)
GMV generated from sales of branded products	1,191.0	76.4	2,074.4	85.2	2,490.8	392.9	85.7
GMV generated from sales of our private label products	367.0	23.6	360.8	14.8	416.4	65.7	14.3

Total	1,558.0	100.0	2,435.2	100.0	2,907.2	458.6	100.0

	For the fiscal year ended March 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in millions, except for percentages)
GMV generated from sales on Boqii Mall	552.3	35.4	1,048.5	43.1	1,242.7	196.0	42.7
GMV generated from our sales on third-party e-commerce platforms	1,005.7	64.6	1,386.7	56.9	1,664.5	262.6	57.3

Total	1,558.0	100.0	2,435.2	100.0	2,907.2	458.6	100.0

The following tables set forth a breakdown of our net revenues by product types and by sales channels during the specified periods.

	For the fiscal year ended March 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues generated from sales of branded products	620,391	80.8	851,915	84.9	962,215	151,786	84.6
Net revenues generated from sales of our private label products	147,105	19.2	151,262	15.1	175,114	27,624	15.4

Total	767,496	100.0	1,003,197	100.0	1,137,329	179,409	100.0

	For the fiscal year ended March 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues generated from sales on Boqii Mall	239,879	31.3	385,627	38.4	433,573	68,394	38.1
Net revenues generated from our sales on third-party e-commerce platforms	527,617	68.7	617,570	61.6	703,756	111,015	61.9

Total	767,496	100.0	1,003,197	100.0	1,137,329	179,409	100.0

Our Pet Product Offerings
We offer our customers, which include both pet parents and small and medium pet businesses, a diverse selection of high-quality pet products at competitive prices, including food, treats, shampoos, cages, toys, apparel, OTC veterinary drugs and many more. As of March 31, 2022, we offered 26,624 SKUs from approximately 718 brands, including 70 international brands.
We are committed to offering a comprehensive and relevant selection of product inventory so that pet parents can get everything they need for their pets at one destination.

Branded products
Since our inception and up to March 31, 2022, we cooperated with 620 brand partners, such as Royal Canin and Pedigree. Our brand partners together contributed 21,682 SKUs to our online sales platforms, accounting for approximately 81.4% of our total SKUs on March 31, 2022.
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
on-site
visits.
We normally enter into
one-year
nonexclusive framework agreements with our brand partners or, in most cases of foreign brand partners, their agents and renew them annually if we are satisfied with their performance. The key terms of our supply contracts are as follows.

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
Private label products
Complementary to our extensive selection of branded products, we also offer high-quality private label products at compelling prices. Leveraging our wealth of expertise in the pet industry and deep understanding of customer needs, we have developed our private label brands, Yoken and Mocare in 2015 and 2018, respectively. We achieved significant growth in the sales of private label products. On March 31, 2022, approximately 4,942 SKUs of private label products were offered, accounting for approximately 18.6% of our total SKUs. Moreover, as we introduce our high-quality competitively priced private label products to physical pet stores and pet hospitals, we are able to develop close relationships with them that provide for additional business opportunities.
For the fiscal year ended March 31, 2022, we had approximately 2,338 SKUs under our Yoken brand. We operate two business lines under our Yoken brand, Yiqin and Youbeizi. We mainly offer competitively priced cat litter, liners, bath products, dog food, cat food, canned food, pet clothes and pet toys under Yiqin, and value-for-money
pet food under Youbeizi. Yoken was once awarded 2020 and 2021 Annual Horse Brand, 2020 Consumers’ Favorite Cat Litter Brand and 2021 Annual Cat Litter at the Tmall Golden Cosmetics Festival.
Our Mocare brand had approximately 79 SKUs for the fiscal year ended March 31, 2022. Mocare focuses on premium freeze-dry
cat and dog food, which is made from cooked fresh foods with nearly all of the water content removed through a special process.
Freeze-dried
cat and dog food is known to preserve more nutritional content compared to conventional dry food, has longer shelf life than wet food, and allows for more convenient transportation and storage than frozen food. Mocare was awarded Annual Top 10 Dark Horse Brand by Shenzhen International Pet Product Fair in 2019.
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
We have implemented strict quality control procedures on our private label products. Manufacturing factories for our private labels conduct pre-delivery
inspection for each batch of products. In the case of newly developed products, our own personnel will conduct on-site
inspections at manufacturing factories to ensure the compliance with our stringent quality standards. Meanwhile, we will conduct spot checks when each batch of products are delivered to our own warehouses. Irregular inspections will also be made on site to our cooperated manufacturing factories and products, and we have the right to demand manufacturers to rectify, impose a fine thereon or request a refund or exchange of products if they fail any of such inspections.

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
We engage various third parties to provide payment and delivery services for our customers on Boqii Mall. We require our customers to make full payment before we ship out their orders. We collaborate with YeePay, WeChat Pay, Alipay and Union Pay to offer convenient and secure payment options. We have engaged STO Express, Yuantong and Yunda to provide fast and reliable delivery services to our customers. See “—Supply Chain Management—Logistics and delivery.”
Flagship Stores on Third-party
E-commerce
Platforms
We operate flagship stores on major third-party
e-commerce
platforms, including Tmall, JD.com and Pinduoduo. These third-party
e-commerce
platforms expand our customer reach and serve as our initial contact with customers, especially first-time pet parents who have yet to develop brand loyalty. For the fiscal years ended March 31, 2020, 2021 and 2022, we generated revenue of RMB527.6 million, RMB617.6 million and RMB703.8 million (US$111.0 million) from sales on our flagship stores on third-party
e-commerce
platforms.
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

We supply a variety of branded products and private label products to physical pet stores and pet hospitals in bulk at discounted prices, which diversify their store product portfolio. With our valuable data insights, we identify unique needs of local pet stores, and recommend high-quality and value-for-money
products to them accordingly. In certain cases, we coordinate with our brand partners to offer free samples to pet stores before they decide to make bulk purchases. We enter into customary supply agreements with physical pet stores and pet hospitals, pursuant to which the physical pet stores or pet hospitals may not sell our products at a price lower than specified in the agreements unless otherwise agreed. For the fiscal years ended March 31, 2020, 2021 and 2022, we generated revenue of RMB71.6 million, RMB91.6 million and RMB142.0 million (US$22.4 million) from sales through our offline distribution network, accounting for 9.3%, 9.1% and 12.5% of our total net revenues during the same periods, respectively.
Our offline distribution network also extends our brand partners’ customer reach to pet parents who frequently visit physical pet stores and pet hospitals. We help our brand partners design tailored offline marketing strategies. For example, we promote their branded products to and display their marketing campaigns at physical pet stores we cooperate with and during trade fairs.
Customer Services
Our professional customer services distinguish us from generic retailers and adds a personal touch to the customer shopping experience. Unlike shopping for personal goods, shopping for pet products can be more challenging and requires professional guidance. We maintain a dedicated team of customer services staff, including our nine employees and other outsourced customer service stuff.
Pet parents can reach our knowledgeable customer services staff and our intelligent customer service system every day. Our responsive and experienced customer services team has achieved an average satisfaction rate of 4.9 points out of five points with respect to service attitude in the fiscal year ended March 31, 2022.
Most of the products offered on our platform can be returned with full refund or exchanged for within seven days of receipt of shipment, and we provide full refund to our customers if there is a product quality issue. We normally pay for shipping expenses to facilitate successful return or exchange of defective products. Meanwhile, we cooperate with third-party insurance companies which provide our customers with shipping return and exchange insurance that cover their return or exchange shipping expenses incurred by the orders with our stores at Tmall and JD.com.
Supply Chain Management
We have an integrated supply chain management system covering from inventory management to order fulfillment. Our integrated system aims to ensure that we maintain appropriate inventory levels at our warehouses and that we can optimize order routing, which helps us reduce inventory risks, shipping time and transportation costs.
We have adopted three inventory models—distribution model, consignment model and drop shipping model—and had an average inventory turnover days of 39 days for the fiscal year ended March 31, 2022
.
Average annual inventory turnover days are calculated by dividing the ending inventory balance by cost of product sales and multiplying by 365.

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

We currently operate three warehouses and utilize three fulfillment centers across China, and maintained a team of 18 employees and 207 outsourced staff. We store our inventories, and sort, package and ship products to customers from our warehouses. We also utilize fulfillment centers at free trade-zones where certain brand partners we cooperate with ship their products to us or our customers directly. We also partnered with 12 delivery service providers to ensure fast and reliable delivery to our customers as of March 31, 2022. Our expansive fulfillment network enables us to reach certain parts of China in 24 hours or less, providing customers with a convenient click-to-door
shopping experience.

Membership Programs
We have established prepaid and free membership programs to enhance customer loyalty. As of March 31, 2022, we had 40,237 prepaid members. Our prepaid members on average deposited RMB2,212 each year in their membership cards for the fiscal years ended March 31, 2020, 2021 and 2022.

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

•
Free membership. Free membership is only available to users of our flagship stores on Tmall, JD.com and Pinduoduo. Users earn points for visiting, making purchases or drawing lotteries on our flagship stores, and points can be then used for deducting the order amounts in future purchases on these stores. Free members enjoy discount offers at our flagship stores from time to time and one-to-one
customer service.

Our Content Platform
Boqii Community provides an interactive content platform for users to share their knowledge and love for pets. We strive to provide our users with a variety of high-quality and engaging original content.
When users open the “Community” feature on our mobile app, they will immediately see our recommended content based on their initial indication of interests upon registration and their reading, social and purchase behavior. They may browse posts from other community members they follow, latest updates, videos and news by sliding through the top navigation bar. By clicking on the navigation buttons in the middle of the page, users can explore hot topics, KOLs, Q&As and product reviews. Users may also post questions and share their informative pet parenting experience, memorable pet raising stories, favorite pet photos and short videos on our mobile app.
Content Creation
Our users and customers constantly contribute to our diverse, high-quality and engaging content. Among them, some have attracted a significant number of followers and grown to become KOLs. We have also engaged a number of KOLs, who are particularly active in creating and sharing content on pet parenting and pet products. They encourage social interactions among our users and customers and help shape their purchasing decisions. As of March 31, 2022, we had over 349 KOLs on our platform and approximately 740 KOL accounts on social media platforms. We continuously monitor user activities and original content creation on our platform to discover potential KOLs and encourage them to partner with us.
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
Content Monitoring
We place strong emphasis on content screening and monitoring content posted on our platform to ensure that they do not infringe copyright and other intellectual property rights, and that they fully comply with applicable laws and regulations. Our online content screening and monitoring procedures consist of automated screening performed by an automated filtering system as well as a set of manual review procedures conducted by our editors. As of March 31, 2022, we maintained a team of 25 content editors and hold regular internal trainings on latest compliance requirements and development.
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

Social Media
Through interactive social network platforms, we bring our dynamic community and their diverse and engaging content offerings to life. We distribute content through substantially all major social communications and social media platforms in China, including Weixin/WeChat, Weibo, Red and Tiktok. Our content offerings on these platforms have attracted a large number of loyal fans. As of March 31, 2022, we managed over 551 Weixin/WeChat groups, most of which are under our direct management.
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
We began cooperating with physical pet stores and pet hospitals in 2013. As of March 31, 2022, we had cooperated with over 15,000 physical pet stores and pet hospitals, spanning over 250 cities in China. Our offline network increases our brand awareness and presents a complementary source of user traffic. By making pet products and services more accessible and appealing to pet parents, we are able to drive customer acquisition and customer loyalty in a more cost-effective manner. Through our brand influence and proprietary technology, we have also begun to digitally connect and empower an extensive, growing network of physical pet stores and pet hospitals through our SaaS solutions.
Our mobile app allows users and customers to quickly and accurately locate nearby pet stores and pet hospitals we cooperate with. We host a homepage for each store we cooperate with on our mobile app, where users and customers may view store photos, browse the type of services provided, review staff backgrounds and access and provide store reviews.
Acquisition of Xingmu International
To further our presence in the pet healthcare market, we acquired 51% equity ownership in Xingmu International in November 2019 and have since consolidated results of Xingmu International. As a competitive veterinary drug distributor in China, Xingmu has regional exclusive distribution rights to six veterinary drug brands and close relationships with approximately 1,445 pet hospitals in China as of March 31, 2022. Our acquisition of Xingmu allows us to leverage Xingmu’s extensive pet hospital network to develop our pet healthcare business. We are a leading online UGC audio community, interactive audio entertainment platform and online audio platform in China.
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
Our Marketing Services
We offer our brand partners as well as other brand owners tailored marketing and information services and distribution support to promote their brands and increase product sales. We charge our marketing service clients a service fee for our online marketing and information services, which was settled according to the overall service price in the contracts. Our vibrant online community and extensive offline network give our brand partners and brand owners wide access to targeted and high-quality user traffic.

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
e-commerce
platforms and other
pet-focused
online retail platforms.
We were the largest pet ecosystem in China, in terms of revenue in 2019 and number of customers as of December 31, 2019, according to Frost & Sullivan. We believe we differentiate ourselves from our competitors by our significant brand awareness, transformative retail model, content-driven marketing approach, diverse and high-quality product offerings, rich and engaging content offerings, smart recommendations, personalized customer service and reliable fulfillment services.
Licenses and Approvals
The following table sets forth a list of material licenses and approvals, subject to further renewal, that our PRC subsidiaries and the VIEs are required to obtain to carry out our operations in China.

License	Entity Holding the License	Type of the Entity	Regulatory Authority
ICP License	Guangcheng Technology	VIE	Shanghai Communication Administration

Veterinary Drug Operation Permit	Guangcheng Technology	VIE	Shanghai Pudong Agricultural Committee

Veterinary Drug Operation Permit	Shanghai Xincheng	WFOE	Shanghai Pudong Agricultural Committee

Veterinary Drug Operation Permit	NanJing Xiangxin Trade Co., Limited	Subsidiary of VIE	Nanjing Yuhuatai District Agricultural Bureau

Veterinary Drug Operation Permit	Guangcheng Technology Wuhu Branch	Branch of VIE	Wuhu Economic Technology Development District Social Affair Bureau

Veterinary Drug Operation Permit	Renchuang (Tianjing) Warehousing Service Co., Limited	Subsidiary of VIE	Tianjing Wuqing District Administrative Approval Bureau

Veterinary Drug Operation Permit	Nanjing Cuida Biotechnology Co., Limited	Subsidiary of VIE	Nanjing Agricultural Committee

Veterinary Drug Operation Permit	Suzhou Taicheng	VIE	Suzhou Agriculture and Country Bureau

Veterinary Drug Operation Permit	Nanjing Xingmu	VIE	Nanjing Yuhua District Agricultural Bureau

Veterinary Drug Operation Permit	Taizhou Xinmu Biotechnology Co., Limited	Subsidiary of VIE	Taizhou Hailing District Agriculture and Country Bureau

Our Technology
Our strong technology and data capabilities enable us to deliver superior user experience and increase our operational efficiency. As of March 31, 2022, we had a research and development team with 20 staff responsible for the design and development of algorithm and the upgrades and maintenance of our technology infrastructure.
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
Data Privacy and Security
We believe data security is critical to our business operation. Users must acknowledge the terms and conditions of the user agreement before registering an account with us, pursuant to which they consent to our collection, use and disclosure of their data in compliance with applicable laws and regulations. To protect users’ information, we have internal rules and policies governing how we may use and share personal information, and protocols, technologies and systems guarding against improper access or disclosure of personal information. We collect personal information and data only with users’ prior consent. We have also adopted strict data protection policy to ensure the security of our proprietary data, and back up the important information we gather from our platform. The use of data within our various departments is under our strict supervision and management. We have outsourced some of our data security work, including cloud storage and anti-hacking, to certain third-party technological service providers.
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
Inventory Management
We have adopted a smart ERP inventory management system that enables real-time inventory tracking and sales analysis, which helps us monitor and administer warehouse operations and forecast demand. In addition, our drop shipping system is able to connect our manufacturers to the third-party delivery service providers to ensure efficient order shipment.
Moreover, we provide our inventory management system to physical pet stores and pet hospitals as a SaaS solution and help them manage their business more efficiently. See “—Our Online Sales Platforms—Offline Distribution Network.”
Intellectual Property
Our trademarks, copyrights, domain names, trade names, trade secrets, patents and other proprietary rights are critical to our success. As of March 31, 2022, we had two registered patents and one patent application under review, 241 registered trademarks, 43 registered copyrights and seven registered domain names in China. We rely on trademark, copyright and trade secret protection laws in China and enter into standard confidentiality agreements with all of our employees to protect our intellectual properties.
Seasonality
We experience seasonality in our business, primarily as a result of seasonal fluctuations in personal consumption needs and patterns. For example, we recorded higher net revenues in the fourth calendar quarters of 2021 and 2022, primarily because consumers increased their purchases during
e-commerce
festivals in China, such as the periods around Double Eleven Shopping Festival (which is an online sales promotion event that falls on November 11 of each year) and Double Twelves (which is another online sales promotion event that falls on December 12 of each year). In addition, we experienced a lower level of sales activity in the first calendar quarters of 2021 and 2022 due to the Chinese New Year holiday, during which the volumes of online purchases and logistical operations dropped significantly due to vacations and business closures. As a result, we generally generated higher net revenues in quarters ended December 31. Similar to the trends in our net revenues, our cost of revenues and to a lesser extent, fulfillment expenses, sales and marketing expenses, and general and administrative expenses generally experienced seasonal fluctuations as well during these periods. Due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results. See “Item 3. Key Information—Item 3.D. Risk Factors—Risks Related to Our Business and Industry—Our results of operations are subject to fluctuations due to the seasonality of our business and other events.”

Our Environmental, Social and Governance (ESG) Efforts
We believe that strong ESG management is essential to the sustainability of our business. As of the date of this annual report, we had not been subject to any fines or other penalties due to noncompliance in relation to health, work safety or environment regulations and had not had any incident, or received any claim for personal or property damage made by our employees which had materially and adversely affected our financial condition or business operations.
Regulations
This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.
Regulations on Foreign Investment
The
Foreign Investment Law of the PRC
, or the Foreign Investment Law, was formally adopted by the National People’s Congress on March 15, 2019 and became effective on January 1, 2020. The Foreign Investment Law is formulated to further expand opening-up,
vigorously promote foreign investment and protect the legitimate rights and interests of foreign investors. According to the Foreign Investment Law, foreign investments are entitled to pre-entry
national treatment and are subject to negative list management system. The pre-entry
national treatment means that the treatment given to foreign investors and their investments at the stage of investment access is not lower than that of domestic investors and their investments. The negative list management system means that the state implements special administrative procedures for access of foreign investment in specific fields. Foreign investors shall not invest in any forbidden fields stipulated in the negative list and shall meet the conditions stipulated in the negative list before investing in any restricted fields.
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
On December 19, 2020, the NDRC and the MOFCOM jointly promulgated the Measures on the Security Review of Foreign Investment, effective on January 18, 2021, which sets forth provisions concerning the security review mechanism on foreign investment, including the types of investments subject to review, review scopes and procedures, among others. The Office of the Working Mechanism of the Security Review of Foreign Investment (the “
Office of the Working Mechanism
”) will be established under the NDRC, who will carry out routine work of security review on foreign investment. Foreign investor or relevant parties in China must declare the security review to the Office of the Working Mechanism prior to (i) the investments in the military industry, military industrial supporting industry and other fields relating to the security of national defense, and investments in areas surrounding military facilities and military industry facilities; and (ii) investments in important agricultural products, important energy and resources, important equipment manufacturing, important infrastructure, important transport services, important cultural products and services, important information technology and internet products and services, important financial services, key technologies and other important fields relating to national security, and obtain control in the target enterprise. Control exists when the foreign investor (i) holds over 50% equity interests in the target, (ii) has voting rights that can materially impact on the resolutions of the board of directors or shareholders meeting of the target even when it holds less than 50% equity interests in the target, or (iii) has material impact on the target’s business decisions, human resources, accounting and technology, etc.
From January 1, 2020, the
Wholly Foreign-Owned Enterprises Law of the PRC
, together with the
Law of the People’s Republic of China on Sino-Foreign Equity Joint Ventures
and the
Law of the People’s Republic of China on Sino-Foreign Cooperative Joint Ventures
shall be abolished. The organization form, organization and activities of foreign-invested enterprises shall be governed by the laws of the
Company Law of the People’s Republic of China
and the
Partnership Enterprise Law of the People’s Republic of China
. Foreign-invested enterprises established before the implementation of the Foreign Investment Law may retain the original business organization and so on within five years after the implementation of the Foreign Investment Law.

On December 26, 2019, the State Council promulgated the
Implementation Regulations on the Foreign Investment Law
, which came into effect on January 1, 2020, and it further requires that foreign-invested enterprises and domestic enterprises shall be treated equally with respect to policy making and implementation. Pursuant to the
Implementation Regulations on the Foreign Investment Law
, if the existing foreign-invested enterprises fail to change their original forms as of January 1, 2025, the relevant market regulation departments will not process other registration matters for the enterprises, and may disclose their relevant information to the public.
On December 30, 2019, the MOFCOM and the State Administration for Market Regulation jointly issued the
Measures for Reporting of Foreign Investment Information
, or the Foreign Investment Information Measures, which came into effect on January 1, 2020 and replaced the
Interim Administrative Measures for the Record-filing of the Establishment and Modification of Foreign-invested Enterprises
. Since January 1, 2020, for foreign investors carrying out investment activities directly or indirectly in the PRC, foreign investors or foreign-invested enterprises shall submit investment information through the Enterprise Registration System and the National Enterprise Credit Information Publicity System operated by the State Administration for Market Regulation. Foreign investors or foreign-invested enterprises shall disclose their investment information by submitting reports for their establishments, modifications and cancelations and their annual reports in accordance with the Foreign Investment Information Measures. If a foreign-invested enterprise investing in the PRC has finished submitting its reports for its establishment, modifications and cancelation and its annual reports, the relevant information will be shared by the competent market regulation department to the competent commercial department, and does not require such foreign-invested enterprise to submit the reports separately.
Foreign Investment Industrial Policy
Investment in the PRC conducted by foreign investors and foreign-owned enterprises shall comply with the
Catalog for the Guidance of Foreign Investment Industries
, or the Catalog, which was first issued in 1995 and amended from time to time. The most updated Catalog was promulgated by the MOFCOM and the NDRC, on June 28, 2017 and became effective on July 28, 2017, and contains specific provisions guiding market access of foreign capital and stipulates in detail the areas of entry pertaining to the categories of encouraged foreign investment industries, restricted foreign investment industries and prohibited foreign investment industries. On December 27, 2020, the MOFCOM and the NDRC promulgated the
Catalog of Industries for Encouraged Foreign Investment (2020 Edition),
or the Encouraging Catalog
,
which became effective on January 27, 2021, to replace the previous Encouraging Catalog. On December 27, 2021, the MOFCOM and the NDRC released the
Special Administrative Measures for Access of Foreign Investments (2021 Edition),
or the Negative List 2021, which became effective on January 1, 2022, to replace the previous Negative List. According to the current regulation, any industry not listed in the Negative List 2021 is a permitted industry and generally open to foreign investment unless specifically prohibited or restricted by PRC laws and regulations. According to the Negative List 2021, the foreign investment in value-added telecommunications services shall not exceed 50% (excluding
e-commerce,
domestic multi-party telecommunication, storage and forwarding business, and call center).
Regulations on Value-added Telecommunications Services
Foreign Investment in Value-Added Telecommunications
Foreign direct investment in telecommunications companies in China is regulated by the
Administrative Provisions of Foreign-Invested Telecommunications Enterprises
, or the FITE Regulation, which was issued by the State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016, respectively. The FITE Regulation stipulates that a foreign-invested telecommunications enterprise in the PRC, or the FITE, must be established as a sino-foreign equity joint venture for operations in the PRC. Under the FITE Regulation and in accordance with
WTO-related
agreements, the foreign party investing in a FITE engaging in value-added telecommunications services may hold up to 50% of the ultimate equity interests of the FITE. In addition, the major foreign party to be the shareholder of the FITE must satisfy a number of stringent performance and operational experience requirements, including demonstrating a good track record and experience in operating a value-added telecommunications business. The FITE that meets these requirements must obtain approvals from the MIIT and the MOFCOM or their authorized local counterparts, which retain considerable discretion in granting approvals. Furthermore, the foreign party investing in
e-commerce
business, as a type of value-added telecommunications services, has been allowed to hold up to 100% of the equity interests of the FITE based on the
Circular of the Ministry of Industry and Information Technology on Removing the Restrictions on Shareholding Ratio Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating
E-commerce)
Business
issued on June 19, 2015 and the current effective
Catalog of Telecommunications Services
, or the Telecom Catalog. On April 7, 2022,
the Decision of the State Council on Revising and Repealing Certain Administrative Regulations
was released, effective on May 1, 2022, which deletes certain provisions of the FITE Regulation, including but not limited to Article 6 which provides that the major foreign investor in a foreign-invested telecommunications enterprise that is engaged in value-added telecommunications business shall have a record of good performance and operating experience in managing value-added telecommunications business, and revises certain provisions of the FITE Regulation, including but not limited to the definition of the Foreign-Invested Telecommunications Enterprises. In addition, according to the Decision of the State Council on Revising and Repealing Certain Administrative Regulations, foreign ownership in entities that provide value-added telecommunication services (including the radio paging business as part of its basic telecommunications services) shall not exceed 50% ultimately, unless otherwise provided.

On July 13, 2006, the Ministry of Information Industry of the PRC, or the MII (which is the predecessor of the Ministry of Industry and Information Technology, or the MIIT) promulgated the
Notice of the Ministry of Information Industry on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services
, or the MII Notice, which reiterates certain requirements of the FITE Regulations and strengthens the administration by the MII. Under the MII Notice, if a foreign investor intends to invest in PRC value-added telecommunications business, the FITE must be established to apply for the relevant telecommunications business licenses. In addition, a domestic company that holds a license for the provision of value-added telecommunications services is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors to conduct value-added telecommunications businesses illegally in China. Trademarks and domain names that are used in the provision of value-added telecommunications services must be owned by the license holder or its shareholders. The MII Notice also requires that each value-added telecommunications services license holder have appropriate facilities for its approved business operations and to maintain such facilities in the business regions covered by its license. The value-added telecommunications services license holder shall perfect relevant measures for safeguarding the network and information, establish relevant administrative system for information safety, set up the procedures for handling emergencies of network and information safety and implement the liabilities of information safety.
Telecommunications Regulations
The
Telecommunications Regulations of the People’s Republic of China
, or the Telecom Regulations, promulgated on September 25, 2000 and amended on July 29, 2014 and February 6, 2016 respectively, are the primary PRC laws governing telecommunications services, and set out the general framework for the provision of telecommunications services by domestic PRC companies. The Telecom Regulations require that telecommunications service providers shall obtain operating licenses prior to commencing operations. The Telecom Regulations draw a distinction between basic telecommunications services and value-added telecommunications services. The
Telecom Catalog
,
promulgated by MII on February 21, 2003 and amended by the MIIT on December 28, 2015 and June 6, 2019, and issued as an attachment to the Telecom Regulations, identifies Internet information services and online data processing and transaction processing as value-added telecommunications services.
On July 3, 2017, the MIIT issued the revised
Administrative Measures for the Licensing of Telecommunications Business
, or the Telecom License Measures, which became effective on September 1, 2017, to supplement the Telecom Regulations. The Telecom License Measures require that an operator of value-added telecommunications services obtain a value-added telecommunications business operating license from the MIIT or its provincial level counterparts. The term of a value-added telecommunications business license is five years and subject to annual inspection.
Internet Information Services
On September 25, 2000, the State Council promulgated the
Measures for the Administration of Internet Information Services
, or the ICP Measures, as amended on January 8, 2011. Under the ICP Measures, the internet information service is categorized into commercial internet information services and noncommercial internet services. The operators of noncommercial internet information services must file with relevant governmental authorities and operators of commercial internet information services in China must obtain a license for internet information provision, or the ICP License, from the relevant governmental authorities, and the provision of particular information services, such as news, publishing, education, healthcare, medicine and medical device must also comply with relevant laws and regulations and obtain the approval from competent governmental authorities.
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
Mobile Internet Applications Information Services
On June 28, 2016, the CAC, promulgated the
Administrative Provisions on Mobile Internet Applications Information Services
, or the APP Provisions, which was amended on June 14, 2022 and will take effect on August 1, 2022. Under the APP Provisions, mobile application providers are prohibited from engaging in any activity that may endanger national security, disturb the social order, or infringe the legal rights of third parties, and may not produce or disseminate through internet mobile applications any content prohibited by laws and regulations. The APP Provisions also require application providers to procure relevant qualifications required by laws and regulations to provide services through such applications and require application distribution platforms to file a record with local branches of the CAC within 30 days after their online operation.
Furthermore, on December 16, 2016, the MIIT promulgated the
Interim Measures on the Administration of
Pre-Installation
and Distribution of Applications for Mobile Smart Terminals
, which took effect on July 1, 2017 and requires, among others, that internet information service providers should ensure that a mobile application, as well as its ancillary resource files, configuration files and user data can be uninstalled by a user on a convenient basis, unless it is a basic function software, which refers to a software that supports the normal functioning of hardware and operating system of a mobile smart device.
Regulations on Online Transmission of Audio-Visual Program
On December 20, 2007, the State Administration of Radio, Film and Television, or the SARFT (which is the predecessor of State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT) and the MII, jointly promulgated the
Administrative Provisions on Internet Audio-visual Program Service
, or the Audio-visual Program Provisions, effective January 31, 2008 and amended on August 28, 2015. The Audio-visual Program Provisions apply to the provision of audio-visual program services to the public via internet (including mobile network) within China. Providers of internet audio-visual program services are required to obtain a License for Online Transmission of Audio-visual Programs issued by the SARFT or complete certain registration procedures with the SARFT. Providers of internet audiovisual program services are generally required to be either state-owned or state-controlled by the PRC government, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program service determined by the SARFT. In a press conference jointly held by the SARFT and MII in 2008, the SARFT and MII clarified that providers of internet audio-visual program services who had engaged in such services prior to the promulgation of the Audio-visual Program Provisions shall be eligible to register their businesses and continue their operations of internet audio-visual program services so long as those providers have not been in violation of the laws and regulations.
On April 8, 2008, the SARFT issued a
Notice on Relevant Issues Concerning Application and Approval of License for Online Transmission of Audio-visual Programs
, as amended on August 28, 2015, which further sets forth detailed provisions concerning the application and approval process regarding the License for Online Transmission of Audio-visual Programs. The notice also provides that providers of internet audio-visual program services who engaged in such services prior to the promulgation of the Audio-visual Program Provisions shall also be eligible to apply for the license so long as their violation of the laws and regulations is minor and can be rectified timely and they have no records of violation during the latest three months prior to the promulgation of the Audio-visual Program Provisions. The SARFT further issued the
Notice on Strengthening the Administration of Television Drama and Films Transmitted via Internet
on December 28, 2007 and the
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
The
Classified Categories of the Internet Audio-Video Program Services (for Trial Implementation)
, or the Audio-video Program Categories, promulgated by the SAPPRFT on March 10, 2017, classifies internet audio/video program services into detailed categories.

On October 31, 2018, the National Radio and Television Administration issued the
Notice on Further Strengthening the Management of Radio and Television and Network Audiovisual Programs
, or the Notice 60. According to Notice 60, all radio and television broadcasting institutes, network audiovisual program service institutes and program production institutes shall stick to the right political direction and strengthen value guidance; pursue people-centered creative orientation to curb bad tendencies such as pursuing celebrities, pan-entertainment
and so on; persist in providing high-quality content, constantly innovate programs, and strictly control the remuneration of guests.
Regulations on Feeds and Feed Additives
The State Council promulgated the
Administrative Regulations on Feed and Feed Additives
on May 29, 1999, as amended on November 29, 2001, November 3, 2011, December 7, 2013, February 6, 2016 and March 1, 2017. Pursuant to the
Administrative Regulations on Feed and Feed Additives
, the operators of feed and feed additives shall inspect product labels, product quality inspection certificates and the corresponding licensing documents when purchasing such products and no operator of feed or feed additives may unpack or repack any feed or feed additives, or reprocess or add any other substance into any feed or feed additives.
On April 27, 2018, the Ministry of Agriculture and Rural Affairs promulgated a series of announcements, including the
Administrative Measures for Pet Feed
,
the
Permit Conditions for Pet Feed Manufacturers
,
the
Pet Feed Labeling Regulations,
the
Pet Feed Hygienic Regulations
,
the
Requirements for Pet Compound Feed Production Licensing Application Materials
and
the
Requirements for Pet Additive Premix Feed Production License Application Materials
, which further set forth detailed provisions concerning the production, operation and usage of animal feed and feed additives.
Regulations on Veterinary Drugs
On April 9, 2004, State Council promulgated the
Regulation on Veterinary Drug Administration
, which was amended on July 29, 2014, February 6, 2016 and March 27, 2020. Pursuant to the
Regulation on Veterinary Drug Administration
, the distribution of veterinary drug requires a Veterinary Drug Distribution License. The Veterinary Drug Distribution License shall indicate such details as the scope of business, place of business, validity period, name of the legal representative, and domicile. The validity period of a Veterinary Drug Distribution License is five years.
The veterinary drug distributors in the PRC shall also comply with the
Norms for the Business Operation and Quality Management of Veterinary Drugs
, or the GSP, which was promulgated by the Ministry of Agriculture on January 15, 2010 and amended on November 30, 2017. GSP is a set of standards relating to the quality management in the distribution of veterinary drugs in the PRC. It sets standards regulating veterinary drug distributors with respect to distribution sites, equipment, personnel, bylaws, purchases, warehousing, distribution and freight.
On July 31, 2007, the Ministry of Agriculture and the General Administration of Customs promulgated the
Administrative Measures for the Import of Veterinary Drugs
, or the Veterinary Drugs Import Measures, which was amended on April 25, 2019 and January 7, 2022. Pursuant to the Veterinary Drugs Import Measures, the Customs Clearance Document for Imported Veterinary Drugs shall be obtained for the import of veterinary drugs. The Customs Clearance Document for Imported Veterinary Drugs shall be applied for by a Chinese domestic agent to the veterinary administrative department under the provincial people’s government at the locality of the veterinary drug import port. The Veterinary Drugs Import Measures also stipulates that no overseas enterprise may directly sell veterinary drugs within the territory of China. The imported veterinary biological products shall be sold by a veterinary drug enterprise within the territory of China as an agent; but no wholly foreign-invested enterprise, sino-foreign equity joint venture or sino-foreign contractual joint venture may sell the imported veterinary biological products.
Regulations on
E-Commerce
On January 26, 2014, the SAIC (which is the predecessor of the State administration for Market Regulation) promulgated the
Administrative Measures for Online Trading
, or the Online Trading Measures, which became effective on March 15, 2014, to regulate all operating activities for product sales and services provision via the internet (including mobile internet). It stipulates the obligations of online products operators and services providers and certain special requirements applicable to third-party platform operators. On March 15, 2021, the State Administration for Market Regulation promulgated the
Measures for the Supervision and Administration of Online Trading
, which became effective on May 1, 2021 and totally replaced the Online Trading Measures. Furthermore, the MOFCOM promulgated the
Provisions on the Procedures for Formulating Transaction Rules of Third-Party Online Retail Platforms (Trial)
on December 24, 2014, which became effective on April 1, 2015, to guide and regulate the formulation, revision and enforcement of transaction rules by online retail third-party platforms operators. These measures impose more stringent requirements and obligations on third-party platform operators. For example, third-party platform operators are obligated to make public and file their transaction rules with MOFCOM or their respective provincial counterparts, examine and register the legal status of each third-party merchant selling products or services on their platforms and display on a prominent location on a merchant’s webpage the information stated in the merchant’s business license or a link to its business license. Where third-party platform operators also conduct self-operation of products or services on the platform, these third-party platform operators must make a clear distinction between their online direct sales and sales of third-party merchant products on their third-party platforms to avoid misleading the consumers.

On August 31, 2018, the SCNPC promulgated the
E-Commerce
Law of the People’s Republic of China
, or the
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
Regulations on Product Quality
According to the
Product Quality Law of the People’s Republic of China
, which was effective as from September 1, 1993 and amended by the SCNPC on July 8, 2000, August 27, 2009 and December 29, 2018 respectively, products for sale must satisfy relevant safety standards and sellers shall adopt measures to maintain the quality of products for sale. Sellers may not mix impurities or imitations into products, or pass counterfeit goods off as genuine ones, or defective products as good ones or substandard products as standard ones. For sellers, any violation of state or industrial standards for health and safety or other requirements may result in civil liabilities and administrative penalties, such as compensation for damages, fines, confiscation of products illegally manufactured or sold and the proceeds from the sales of such products illegally manufactured or sold and even revoking business license; in addition, severe violations may subject the responsible individual or enterprise to criminal liabilities.
In addition to
Product Quality Law of the People’s Republic of China
, there are also other PRC laws that apply to the product liability. Under the
Civil Code of the People’s Republic of China
, which became effective on January 1, 2021, if a substandard product causes property damage or physical injury to others, the producer or seller shall bear civil liability according to Law. If the transporter or storekeeper is responsible for the matter, the producer or seller shall have the right to demand compensation for its losses.

Regulations on Consumer Protection
According to the
Consumers Rights and Interests Protection Law of the People’s Republic of China
, or the Consumers Rights and Interests Protection Law, which became effective on January 1, 1994 and was amended by the SCNPC on August 27, 2009 and October 25, 2013 respectively, business operators should guarantee that the products and services they provide satisfy the requirements for personal or property safety, and provide consumers with authentic information about the quality, function, usage and term of validity of the products or services. The consumers whose interests have been damaged due to the products or services that they purchase or accept on the internet trading platforms may claim damages to sellers or service providers. Where the operators of the online trading platforms are unable to provide the real names, addresses and valid contact details of the sellers or service providers, the consumers may also claim damages to the operators of the online trading platforms. Operators of online trading platforms that clearly knew or should have known that sellers or service providers use their platforms to infringe upon the legitimate rights and interests of consumers but fail to take necessary measures must bear joint and several liabilities with the sellers or service providers. Moreover, if business operators deceive consumers or knowingly sell substandard or defective products, they should not only compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services.
On January 6, 2017, the SAIC issued the
Interim Measures for
Seven-day
Unconditional Return of Online Purchased Goods
, which became effective on March 15, 2017 and amended on October 23, 2020, further clarifying the scope of consumers’ rights to make returns without a reason, including exceptions, return procedures and online trading platform operators’ responsibility to formulate seven-day
unconditional return rules and related consumer protection systems, and supervise the merchants for compliance with these rules.
Regulations on Pricing
In China, the prices of a small number of products and services are guided or fixed by the government. According to the
Pricing Law of the People’s Republic of China
, or the Pricing Law, promulgated by the SCNPC on December 29, 1997 and became effective on May 1, 1998, business operators must, as required by the government departments in charge of pricing, mark the prices explicitly and indicate the name, origin of production, specifications and other related particulars clearly. Business operators may not sell products at a premium or charge any fees that are not explicitly indicated. Business operators must not commit the specified unlawful pricing activities, such as colluding with others to manipulate the market price, using false or misleading prices to deceive consumers to transact, or conducting price discrimination against other business operators. Failure to comply with the Pricing Law may subject business operators to administrative sanctions such as warning, ceasing unlawful activities, compensation, confiscating illegal gains and fines. The business operators may be ordered to suspend business for rectification or have their business licenses revoked under severe circumstances.
Regulations on Advertising
In 1994, the SCNPC promulgated the
Advertising Law of the People’s Republic of China
, or the Advertising Law, which was recently revised on April 29, 2021 and became effective on the same date. The Advertising Law regulates commercial advertising activities in the PRC and sets out the obligations of advertisers, advertising operators, advertising publishers and advertisement endorser, and prohibits any advertisement from containing any obscenity, pornography, gambling, superstition, terrorism or violence-related content. Any advertiser in violation of such requirements on advertisement content will be ordered to cease publishing such advertisements and imposed a fine, the business license of such advertiser may be revoked, and the relevant authorities may revoke the approval document for advertisement examination and refuse to accept applications submitted by such advertiser for one year. In addition, any advertising operator or advertising publisher in violation of such requirements will be imposed a fine, and the advertisement fee received will be confiscated; in severe circumstances, the business license of such advertising operator or advertising publisher may be revoked.
The
Interim Measures for the Administration of Internet Advertising
, or the Internet Advertising Measures, regulating the internet-based advertising activities were adopted by the SAIC on July 4, 2016 and became effective on September 1, 2016. According to the Internet Advertising Measures, internet advertisers are responsible for the authenticity of the advertisements content and all online advertisements must be marked “Advertisement” so that viewers can easily identify them as such. Publishing and circulating advertisements through the Internet shall not affect the normal use of the Internet by users. It is not allowed to induce users to click on the content of advertisements by any fraudulent means, or to attach advertisements or advertising links in the emails without permission.

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
The
Provisions on Protecting Personal Information of Telecommunication and Internet Users
further define the personal information of user to include user name, birth date, identification number, address, phone number, account number, passcode, and other information that may be used to identify the user independently or in combination with other information and the timing, places, etc. of the use of services by the users. Furthermore, according to the
Interpretations on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information
, or the Interpretations, issued by the Supreme People’s Court and the Supreme People’s Procuratorate on May 8, 2017 and took effect on June 1, 2017, personal information means various information recorded electronically or through other manners, which may be used to identify individuals or activities of individuals, including but not limited to the name, identification number, contact information, address, user account number and passcode, property ownership and whereabouts.
On November 1, 2015, the
Ninth Amendment to the Criminal Law of the People’s Republic of China
issued by the SCNPC became effective, pursuant to which, any internet service provider that fails to comply with obligations related to internet information security administration as required by applicable laws and refuses to rectify upon order is subject to criminal penalty for (i) any large-scale dissemination of illegal information; (ii) any severe consequences due to the leakage of the user information; (iii) any serious loss of criminal evidence; or (iv) other severe circumstances. Furthermore, any individual or entity that (i) sells or distributes personal information in a manner which violates relevant regulations, or (ii) steals or illegally obtains any personal information is subject to criminal penalty in severe circumstances.
On June 1, 2017, the
Cyber Security Law of the People’s Republic of China
, or the Cyber Security Law, promulgated by SCNPC took effect, which is formulated to maintain the network security, safeguard the cyberspace sovereignty, national security and public interests, protect the lawful rights and interests of citizens, legal persons and other organizations, and requires that a network operator, which includes, among others, internet information services providers, take technical measures and other necessary measures to safeguard the safe and stable operation of the networks, effectively respond to the network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. The Cyber Security Law reaffirms the basic principles and requirements set forth in other existing laws and regulations on personal information protections and strengthens the obligations and requirements of internet service providers, which include but are not limited to: (i) keeping all user information collected strictly confidential and setting up a comprehensive user information protection system; (ii) abiding by the principles of legality, rationality and necessity in the collection and use of user information and disclosure of the rules, purposes, methods and scopes of collection and use of user information; and (iii) protecting users’ personal information from being leaked, tampered with, destroyed or provided to third parties. Any violation of the provisions and requirements under the Cyber Security Law and other related regulations and rules may result in administrative liabilities such as warnings, fines, confiscation of illegal gains, revocation of licenses, suspension of business, and shutting down of websites, or, in severe cases, criminal liabilities. After the release of the Cyber Security Law, on April 13, 2020, the CAC together with other relevant administrative departments jointly promulgated
Cybersecurity Review Measures
, which was subsequently amended on December 28, 2021 and became effective on February 15, 2022.
The recommended national standard,
Information Security Technology Personal Information Security Specification
, puts forward specific refinement requirements on the collection, preservation, use and commission processing, sharing, transfer, public disclosure, etc. Although it is not mandatory, in the absence of clear implementation rules and standards for the law on Cyber security and other personal information protection, it will be used as the basis for judging and making determinations.

On August 20, 2021, the SCNPC promulgated the
Personal Data Protection Law of People’s Republic of China
, which became effective on November 1, 2021. It stipulates the scope of personal information and the ways of processing personal information, establishes rules for processing personal information and for transfer offshore, and clarifies the individual’s rights and the processor’s obligations in the processing of personal information.
On June 10, 2021, the SCNPC promulgated the
Data Security Law of People’s Republic of China
, which will become effective on September 1, 2021. It is formulated so as to regulate the handling of data, ensure data security, promote the development and exploitation of data, protect the legitimate rights and interests of citizens and organizations, and preserve state sovereignty, security, and development interests. The law stipulates that the carrying out of data handling activities shall obey laws and regulations, respect social mores and ethics, comply with commercial ethics and professional ethics, be honest and trustworthy, perform obligations to protect data security, and undertake social responsibility; it must not endanger national security, the public interest, or individuals’ and organizations’ lawful rights and interests. Furthermore, the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law, or the Opinions on Strictly Cracking Down on Illegal Securities Activities, which were issued by the General Office of the State Council and another authority on July 6, 2021, require the speedup of the revision of the provisions on strengthening the confidentiality and archives coordination between regulators related to overseas issuance and listing of securities, and improvement to the laws and regulations related to data security, cross-border data flow, and management of confidential information.
On November 14, 2021, the CAC released the
Regulations for the Administration of Network Data Security (Draft)
for public opinions, pursuant to which, data processors shall adopt backup, encryption, access control or other necessary measures to protect data from leakage, theft, tampering with, damage, loss and illegal use, to respond to data security incidents, and to guard against illegal and criminal activities targeting or using data, in order to maintain the integrity, confidentiality and availability of data. On July 7, 2022, the CAC promulgated the
Data Outbound Transfer Security Assessment Measures
or the Security Assessment Measures, which will take effect on September 1, 2022. The Security Assessment Measures provides that, among others, data processors shall apply to competent authorities for security assessment when transferring important data abroad or when, in the case of a critical information infrastructure operator, or a personal information processor that has processed personal information of more than one million individual, transferring personal information abroad.
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
Copyright
On September 7, 1990, the SCNPC promulgated the
Copyright Law of the People’s Republic of China
, or the Copyright Law, effective on June 1, 1991 and amended on October 27, 2001, February 26, 2010 and November 11, 2020, respectively. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the Copyright Protection Center of China. According to the Copyright Law, Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. An infringer of the copyrights shall be subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners and compensating the loss of copyright owner. Infringers of copyright may also be subject to fines and/or administrative or criminal liabilities in severe situations.
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

In order to further implement the
Regulations on Computer Software Protection
, promulgated by the State Council on December 20, 2001 and amended on January 8, 2011 and January 30, 2013, respectively, the National Copyright Administration issued the
Measures for the Registration of Computer Software Copyright
on February 20, 2002, which specify detailed procedures and requirements with respect to the registration of software copyrights.
Trademark
According to the
Trademark Law of the People’s Republic of China
promulgated by the SCNPC on August 23, 1982, and amended on February 22, 1993, October 27, 2001, August 30, 2013 and April 23, 2019 respectively, the Trademark Office of the SAIC is responsible for the registration and administration of trademarks in China. The SAIC under the State Council has established a Trademark Review and Adjudication Board for resolving trademark disputes. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within 12 months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years. On April 29, 2014, the State Council issued the revised the
Implementing Regulations of the Trademark Law of the People’s Republic of China
, which specified the requirements of applying for trademark registration and renewal.
Patent
According to the
Patent Law of the People’s Republic of China
, or the Patent Law, promulgated by the SCNPC on March 12, 1984 and amended on September 4, 1992, August 25, 2000, December 27, 2008 and October 17, 2020, respectively, and the
Implementation Rules of the Patent Law of the People’s Republic of China
, or the Implementation Rules of the Patent Law, promulgated by the State Council on June 15, 2001 and revised on December 28, 2002 and January 9, 2010, the patent administrative department under the State Council is responsible for the administration of patent-related work nationwide and the patent administration departments of provincial or autonomous regions or municipal governments are responsible for administering patents within their respective administrative areas. The Patent Law and Implementation Rules of the Patent Law provide for three types of patents, namely “inventions,” “utility models” and “designs.” Invention patents are valid for twenty years, while utility model patents are valid for ten years, and design patents are valid for fifteen years, in each case from the date of application. The Chinese patent system adopts a “first come, first file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. An invention or a utility model must possess novelty, inventiveness and practical applicability to be patentable. Third Parties must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the unauthorized use constitutes an infringement on the patent rights.
Domain Names
On May 29, 2012, the China Internet Network Information Center, or the CNNIC, issued the
Implementing Rules for Domain Name Registration
which took effect on May 29, 2012 setting forth the detailed rules for registration of domain names. On June 18, 2019, the CNNIC promulgated the
Implementing Rules for the Registration of National
Top-level
Domain Names,
which became effective on the same day and totally replaced the
Implementing Rules for Domain Name Registration
. On August 24, 2017, the MIIT promulgated the
Administrative Measures for Internet Domain Names
, or the Domain Name Measures, which became effective on November 1, 2017. The Domain Name Measures regulate the registration of domain names, such as the China’s national top-level
domain name “.CN”. According to the Domain Name Measures, the MIIT is in charge of the administration of PRC internet domain names. The domain name registration follows a first-to-file
principle. Applicants for registration of domain names shall provide the true, accurate and complete information of their identities to domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure. According to the
Implementing Rules for the Registration of National
Top-level
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
On June 9, 2016, the SAFE promulgated the
Circular on Reforming and Regulating Policies on the Management of the Settlement of Foreign Exchange of Capital Accounts
, or the SAFE Circular 16. The SAFE Circular 16 unifies the discretional foreign exchange settlement for all the domestic institutions. The Discretional Foreign Exchange Settlement refers to the foreign exchange capital in the capital account which has been confirmed by the relevant policies subject to the discretional foreign exchange settlement (including foreign exchange capital, foreign loans and funds remitted from the proceeds from the overseas listing) can be settled at the banks based on the actual operational needs of the domestic institutions. The proportion of Discretional Foreign Exchange Settlement of the foreign exchange capital is temporarily determined as 100%. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties in accordance with the Foreign Exchange Administrative Regulation and relevant provisions.
Furthermore, SAFE Circular 16 stipulates that the use of foreign exchange incomes of capital accounts by FIEs shall follow the principles of authenticity and self-use
within the business scope of the enterprises. The foreign exchange incomes of capital accounts and capital in RMB obtained by the FIE from foreign exchange settlement shall not be used for the following purposes: (i) directly or indirectly used for the payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or financial schemes other than bank guaranteed products unless otherwise provided by relevant laws and regulations; (iii) used for granting loans to nonaffiliated enterprises, unless otherwise permitted by its business scope; and (iv) used for the construction or purchase of real estate that is not for self-use
(except for the real estate enterprises).
On October 23, 2019, the SAFE promulgated the
Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment
, or the SAFE Circular 28. The SAFE Circular 28 stipulates that non-investment
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
Regulations on Foreign Debts
A loan made by foreign investors as shareholders in a foreign-invested enterprise is considered to be foreign debt in the PRC and is regulated by various laws and regulations, including the Foreign Exchange Administrative Regulation, the
Interim Provisions on the Management of Foreign Debts
promulgated by SAFE, the NDRC and the Ministry of Finance, or the MOF, and took effect on March 1, 2003 and the
Administrative Measures for Registration of Foreign Debts
promulgated by SAFE on April 28, 2013 and amended by the
Notice of the SAFE on Abolishing and Amending the Normative Documents Related to the Reform of the Registered Capital Registration System
on May 4, 2015. Under these rules, a shareholder loan in the form of foreign debt made to a Chinese entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by local banks. The SAFE Circular 28 provides that a nonfinancial enterprise in the pilot areas may register the permitted amounts of foreign debts, which is as twice of the nonfinancial enterprise’s net assets, at the local foreign exchange bureau. Such nonfinancial enterprise may borrow foreign debts within the permitted amounts and directly handle the relevant procedures in banks without registration of each foreign debt. However, the nonfinancial enterprise shall report its international income and expenditure regularly.

Regulations on Offshore Special Purpose Companies Held by PRC Residents
SAFE promulgated
Notice on Issues Relating to Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles
, or the SAFE Circular 37, on July 4, 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and term of operation), capital increase or capital reduction, transfers or exchanges of shares, or mergers or divisions. SAFE Circular 37 was issued to replace the
Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purposes Vehicles
.
SAFE further enacted the
Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment
, or the SAFE Circular 13, which allows PRC residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. However, remedial registration applications made by PRC residents that previously failed to comply with the SAFE Circular 37 continue to fall under the jurisdiction of the relevant local branch of SAFE. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary.
On January 26, 2017, SAFE issued the
Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control
, or the SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.
Regulations on Stock Incentive Plans
According to the
Notice of the State Administration of Foreign Exchange on Issues Relating to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company
, or the Share Option Rules, which was issued on February 15, 2012 and other regulations, directors, supervisors, senior management and other employees participating in any share incentive plan of an overseas publicly listed company who are PRC citizens or non-PRC
citizens residing in China for a continuous period of not less than one year, subject to certain exceptions, are required to register with the SAFE. All such participants need to authorize a qualified PRC agent, such as a PRC subsidiary of the overseas publicly listed company to register with the SAFE and handle foreign exchange matters such as opening accounts, transferring and settlement of the relevant proceeds. The Share Incentive Rules further require an offshore agent to be designated to handle matters in connection with the exercise of share options and sales of proceeds for the participants of the share incentive plans. Failure to complete the said SAFE registrations may subject our participating directors, supervisors, senior management and other employees to fines and legal sanctions.
In addition, the State Administration of Taxation, or the STA, has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.
Regulations on Outbound Direct Investment
On December 26, 2017, the NDRC promulgated the
Administrative Measures on Overseas Investments
, or NDRC Order No. 11, which took effect on March 1, 2018. According to NDRC Order No. 11, nonsensitive overseas investment projects are required to make record filings with the local branch of the NDRC. On September 6, 2014, MOFCOM promulgated the
Administrative Measures on Overseas Investments
, which took effect on October 6, 2014. According to such regulation, overseas investments of PRC enterprises that involve nonsensitive countries and regions and nonsensitive industries must make record filings with a local branch of MOFCOM.
The Notice of the State Administration of Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment
was issued by SAFE on November 19, 2012 and amended on May 4, 2015, October 10, 2018, and December 30, 2019, respectively, under which PRC enterprises must register for overseas direct investment with local banks. The shareholders or beneficial owners who are PRC entities are required to be in compliance with the related overseas investment regulations. If they fail to complete the filings or registrations required by overseas direct investment regulations, the relevant authority may order them to suspend or cease the implementation of such investment and make corrections within a specified time.

Regulations on Taxation
Income tax
According to the
Enterprise Income Tax Law of the People’s Republic of China
, or the EIT Law, which was promulgated on March 16, 2007, became effective as from January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, an enterprise established outside the PRC with de facto management bodies within the PRC is considered a resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The
Implementing Rules of the Enterprise Income Law of the People’s Republic of China
, or the Implementing Rules of the EIT Law, defines a de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.
Non-PRC
resident enterprises without any branches in the PRC pay an enterprise income tax in connection with their income originating from the PRC at the tax rate of 10%.
Enterprises that are recognized as high and new technology enterprises in accordance with the
Administrative Measures for the Determination of High and New Tech Enterprises
issued by the Ministry of Science, the Ministry of Finance and the STA are entitled to enjoy a preferential enterprise income tax rate of 15%. The validity period of the high and new technology enterprise qualification shall be three years from the date of issuance of the certificate. An enterprise can reapply for such recognition as a high and new technology enterprise before or after the previous certificate expires.
On February 3, 2015, the STA issued the
Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Transfer of Assets by Nonresident Enterprises
, or the STA Circular 7. The STA Circular 7 repeals certain provisions in the
Notice of the State Administration of Taxation on Strengthening the Administration of Enterprise Income Tax on Income from Equity Transfer by Nonresident Enterprises
, or the STA Circular 698, issued by STA on December 10, 2009 and the
Announcement on Several Issues Relating to the Administration of Income Tax on Nonresident Enterprises
issued by STA on March 28, 2011 and clarifies certain provisions in the STA Circular 698. The STA Circular 7 provides comprehensive guidelines relating to, and heightening the Chinese tax authorities’ scrutiny on, indirect transfers by a nonresident enterprise of assets (including assets of organizations and premises in PRC, immovable property in the PRC, equity investments in PRC resident enterprises) or the PRC Taxable Assets. For instance, when a nonresident enterprise transfers equity interests in an overseas holding company that directly or indirectly holds certain PRC Taxable Assets and if the transfer is believed by the Chinese tax authorities to have no reasonable commercial purpose other than to evade enterprise income tax, the STA Circular 7 allows the Chinese tax authorities to reclassify the indirect transfer of PRC Taxable Assets into a direct transfer and therefore impose a 10% rate of PRC enterprise income tax on the nonresident enterprise. The STA Circular 7 lists several factors to be taken into consideration by tax authorities in determining if an indirect transfer has a reasonable commercial purpose. However, regardless of these factors, the overall arrangements in relation to an indirect transfer satisfying all the following criteria will be deemed to lack a reasonable commercial purpose: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from PRC Taxable Assets; (ii) at any time during the one-year
period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is composed directly or indirectly of investments in the PRC, or during the one-year
period before the indirect transfer, 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries and branches that directly or indirectly hold the PRC Taxable Assets are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC Taxable Assets is lower than the potential PRC tax on the direct transfer of those assets. On the other hand, indirect transfers falling into the scope of the safe harbors under the STA Circular 7 may not be subject to PRC tax under the STA Circular 7. The safe harbors include qualified group restructurings, public market trades and exemptions under tax treaties or arrangements.
On October 17, 2017, STA issued the
Announcement on Issues Relating to Withholding at Source of Income Tax of Nonresident Enterprises
, or the STA Circular 37, which took effect on December 1, 2017. Certain provisions of the STA Circular 37 were repealed by the
Announcement of the State Administration of Taxation on Revising Certain Taxation Normative Documents
. According to the STA Circular 37, the balance after deducting the equity net value from the equity transfer income shall be the taxable income amount for equity transfer income. Equity transfer income shall mean the consideration collected by the equity transferor from the equity transfer, including various income in monetary form and nonmonetary form. Equity net value shall mean the tax computation basis for obtaining the said equity. The tax computation basis for equity shall be: (i) the capital contribution costs actually paid by the equity transferor to a Chinese resident enterprise at the time of investment and equity participation, or (ii) the equity transfer costs actually paid at the time of acquisition of such equity to the original transferor of the said equity. Where there is reduction or appreciation of value during the equity holding period, and the gains or losses may be confirmed pursuant to the rules of the finance and tax authorities of the State Council, the equity net value shall be adjusted accordingly. When an enterprise computes equity transfer income, it shall not deduct the amount in the shareholders’ retained earnings such as undistributed profits etc., of the investee enterprise, which may be distributed in accordance with the said equity. In the event of partial transfer of equity under multiple investments or acquisitions, the enterprise shall determine the costs corresponding to the transferred equity in accordance with the transfer ratio, out of all costs of the equity.

Under the STA Circular 7 and the
Law of the People’s Republic of China on the Administration of Tax Collection
promulgated by the SCNPC on September 4, 1992 and newly amended on April 24, 2015, in the case of an indirect transfer, entities or individuals obligated to pay the transfer price to the transferor shall act as withholding agents. If they fail to make withholding or withhold the full amount of tax payable, the transferor of equity shall declare and pay tax to the relevant tax authorities within seven days from the occurrence of tax payment obligation. Where the withholding agent does not make the withholding, and the transferor of the equity does not pay the tax payable amount, the tax authority may impose late payment interest on the transferor. In addition, the tax authority may also hold the withholding agents liable and impose a penalty of ranging from 50% to 300% of the unpaid tax on them. The penalty imposed on the withholding agents may be reduced or waived if the withholding agents have submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with the STA Circular 7.
Withholding tax on dividend distribution
The EIT Law prescribes a standard withholding tax rate of 20% on dividends and other China-sourced income of non-PRC
resident enterprises which have no establishment or place of business in the PRC, or if established, the relevant dividends or other China-sourced income are in fact not associated with such establishment or place of business in the PRC. However, the Implementing Rules of the EIT Law reduced the rate from 20% to 10%, effective from January 1, 2008. However, a lower withholding tax rate might be applied if there is a tax treaty between China and the jurisdiction of the foreign holding companies. For example, pursuant to the
Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income
, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under the Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends that the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from the tax authority in charge.
Based on the
Notice on Relevant Issues Relating to the Enforcement of Dividend Provisions in Tax Treaties
issued on February 20, 2009 by the STA, if the relevant PRC tax authorities determine, at their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven,
such PRC tax authorities may adjust the preferential tax treatment. The
Announcement of the State Administration of Taxation on Issues concerning “Beneficial Owners” in Tax Treaties
, which was promulgated by the STA on February 3, 2018 and took effect on April 1, 2018, further clarified the analysis standard when determining one’s qualification for beneficial owner status.
Value-Added Tax
Pursuant to the
Interim Regulations on Value-Added Tax of the People’s Republic of China
, which was promulgated by the State Council on December 13, 1993 and amended on November 5, 2008, February 6, 2016 and November 19, 2017, and the
Implementation Rules for the Interim Regulations on Value-Added Tax of the People’s Republic of China
, which was promulgated by the MOF, and STA on December 15, 2008 and became effective on January 1, 2009 and as amended on October 28, 2011, entities or individuals engaging in sale of goods, provision of processing services, repairs and replacement services or importation of goods within the territory of the PRC shall pay value-added tax, or the VAT. Unless provided otherwise, the rate of VAT is 17% on sales and 6% on services. On April 4, 2018, MOF and STA jointly promulgated the
Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates
, or the Circular 32, according to which (i) for VAT taxable sales acts or import of goods originally subject to VAT rates of 17% and 11% respectively, such tax rates shall be adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to tax rate of 11%, such tax rate shall be adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 16%, such tax shall be calculated at the tax rate of 12%; (iv) for exported goods originally subject to tax rate of 17% and export tax refund rate of 17%, the export tax refund rate shall be adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 11% and export tax refund rate of 11%, the export tax refund rate shall be adjusted to 10%. Circular 32 became effective on May 1, 2018 and shall supersede existing provisions which are inconsistent with Circular 32.
Since November 16, 2011, the MOF and the STA have implemented the
Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax
, or the VAT Pilot Plan, which imposes VAT in lieu of business tax for certain “modern service industries” in certain regions and eventually expanded to nation-wide application in 2013. According to the
Implementation Rules for the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax
released by the MOF and the STA on the VAT Pilot Program, the “modern service industries” include research, development and technology services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. The
Notice on Comprehensively promoting the Pilot Plan of the Conversion of Business Tax to Value-Added Tax
, which was promulgated on March 23, 2016, became effective on May 1, 2016 and amended on July 11, 2017 and March 20, 2019, sets out that VAT in lieu of business tax be collected in all regions and industries.

On March 20, 2019, MOF, STA and the General Administration of Customs jointly promulgated the
Announcement on Relevant Policies for Deepening Value-Added Tax Reform
, which became effective on April 1, 2019 and provides that (i) with respect to VAT taxable sales acts or import of goods originally subject to VAT rates of 16% and 10% respectively, such tax rates shall be adjusted to 13% and 9%, respectively; (ii) with respect to purchase of agricultural products originally subject to tax rate of 10%, such tax rate shall be adjusted to 9%; (iii) with respect to purchase of agricultural products for the purpose of production or consigned processing of goods subject to tax rate of 13%, such tax shall be calculated at the tax rate of 10%; (iv) with respect to export of goods and services originally subject to tax rate of 16% and export tax refund rate of 16%, the export tax refund rate shall be adjusted to 13%; and (v) with respect to export of goods and cross-border taxable acts originally subject to tax rate of 10% and export tax refund rate of 10%, the export tax refund rate shall be adjusted to 9%.
Regulations on Employment and Social Welfare
According to the
Labor Contract Law of the People’s Republic of China
, or the Labor Contract Law, promulgated by the SCNPC on June 29, 2007 and amended on December 28, 2012, and the
Implementation Rules of the Labor Contract Law of the People’s Republic of China
, or the Implementation Rules of the Labor Contract Law, promulgated by the State Council on September 18, 2008, a written employment contract shall be concluded in the establishment of an employment relationship. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. The Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations. In addition, if an employer intends to enforce a noncompete provision in an employment contract or noncompetition agreement with an employee, it has to compensate the employee on a monthly basis during the term of the restriction period after the termination or expiry of the labor contract. Employers in most cases are also required to provide severance payment to their employees after their employment relationships are terminated.
Pursuant to the
Social Insurance Law of the People’s Republic of China
, which was promulgated by the SCNPC on October 28, 2010, effective on July 1, 2011 and last amended on December 29, 2018, the
Interim Regulations on the Collection of Social Insurance Fees,
issued by the State Council on January 22, 1999 and last amended on March 24, 2019, and the
Regulations on the Administration of Housing Provident Funds
, issued by the State Council on April 3, 1999 and last amended on March 24, 2019, enterprises in China are required to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located.
Regulations on Overseas Listing and M&A
On August 8, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, or the CSRC, promulgated the
Rules on the Merger and Acquisition of Domestic Enterprises by Foreign Investors
, or the M&A Rules, which became effective on September 8, 2006 and were amended on June 22, 2009. The M&A Rules, among other things, require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC domestic enterprises or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC. Although (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this annual report are subject to the M&A Rules, (ii) the company established the WFOEs by means of direct investment and not through a merger or acquisition of the equity or assets of a “PRC domestic company” as such term is defined under the M&A Rules; and (iii) no provision in the M&A Rules classifies the contractual arrangements under the VIE Agreements as a type of acquisition transaction falling under the M&A Rules, the interpretation and application of the regulations remain unclear. The M&A Rules, and other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control
transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand.

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
On December 24, 2021, the CSRC issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Overseas Listing Administration Provisions, and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Overseas Listing Filing Measures, which are open for public comments until January 23, 2022.
The Draft Overseas Listing Administration Provisions, if adopted in its current form, will comprehensively improve and reform the existing regulatory regime for overseas offering and listing of PRC domestic companies’ securities, and will regulate both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime. According to the draft regulations, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. Overseas offerings and listings that are prohibited by specific laws and regulations, constitute threat to or endanger national security, involve material ownership disputes, the PRC domestic companies, their controlling shareholder or actual controller involving in certain criminal offence, or directors, supervisors and senior management of the issuer involving in certain criminal offence or administrative penalties, among other circumstances, are explicitly forbidden. As implementation rules, the Draft Overseas Listing Filing Measures specifies the filing requirement and procedures. The Draft Overseas Listing Filing Measures provides that if the issuer meets the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (i) any of the revenue, net profit, total assets or net assets of the domestic companies accounted for more than 50% of the respective audited revenue, net profit, total assets or net assets of the issuer within the latest fiscal year; (ii) a majority of the officers responsible for management of the issuer are PRC citizens or have their usual place of residence located in mainland China, the issuer’s main place of operation is within mainland China. It is unclear based on the Draft Overseas Listing Filing Measures whether either or both of the above criteria need to be satisfied. Where an issuer makes an application for initial public offering to competent overseas regulators, the issuer must submit to the CSRC filing documents within three working days after such application is submitted. The Draft Overseas Listing Filing Measures also requires subsequent report to the CSRC on material events, such as material change in principal business and change of control.
As of the date of this annual report, the Draft Overseas Listing Administration Provisions and the Draft Overseas Listing Filing Measures were released for public comments only and the final version and effective date of such regulations are subject to change with substantial uncertainty.
On April 2, 2022, the CSRC issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Archives Rules, which are open for public comments until April 17, 2022.
The Draft Archives Rules reiterate that working papers produced in the PRC by securities companies and securities service providers for overseas offering and listing by domestic companies, should be retained in the PRC, and, without prior approval by competent authorities of the PRC, such working papers must not be brought, mailed or otherwise transferred to recipients outside of the PRC. Furthermore, the Draft Archives Rules establish a cross-border regulatory cooperation mechanism as prescribed in the PRC Securities Law and strengthen cross-border regulatory cooperation as prescribed in the Draft Overseas Listing Administration Provisions, which shifts the overall direction of cross-border supervision of overseas offering and listing from a “dominated by domestic regulators or depend on the conclusions of inspections by domestic regulators” approach to a “cross-border regulatory cooperation” mechanism.
Regulations on Anti-Monopoly
The Anti-Monopoly Law
promulgated by the Standing Committee of the National People’s Congress which became effective on August 1, 2008 and the Interim Provisions on the Review of Concentrations of Undertakings
promulgated by the SAMR which became effective on December 1, 2020 require that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the SAMR before they can be completed. Where the participation in concentration of undertakings by way of foreign-funded merger and acquisition of domestic enterprises or any other method which involves national security, the examination of concentration of undertakings shall be carried out pursuant to the provisions of this law and examination of national security shall be carried out pursuant to the relevant provisions of the state. Failure to comply with above regulations may result in an order to stop concentration, dispose the shares/assets or transfer the operation within a stipulated period, or adopt other necessary measures to reinstate the preconcentration status, or fines.

On October 23, 2021, the SCNPC issued a draft of the amended Anti-Monopoly Law for public comments. On June 24, 2022, the Decision of the Standing Committee of the National People’s Congress on Revising the Anti-monopoly Law of the People’s Republic of China
, or the Revised Anti-monopoly Law was released, which will be effective on August 1, 2022. According to the Revised Anti-monopoly Law, the fines for illegal concentration of business operators have been increased to no more than ten percent of its last year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competitions; or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition. The Revised Anti-monopoly Law also stipulates that the relevant authority shall investigate a transaction where there is any evidence that the concentration has or may have the effect of eliminating or restricting competitions, even if such concentration does not reach the filing threshold. And in order to adapt the Revised Anti-monopoly Law, on June 27, 2022, the SAMR issued a
Discussion Draft of the Provisions on Prohibition of the Abuse of Market Dominance
. As of the date of this annual report, the Discussion Draft of the Provisions on Prohibition of the Abuse of Market Dominance was released for public comments only and the final version and effective date of such regulations are subject to substantial uncertainty.
On February 7, 2021, the Anti-Monopoly Commission of the State Council issued t he Anti-Monopoly Guidelines for the Internet Platform Economy Sector
that aims to specify some of the circumstances under which an activity of internet platforms may be identified as monopolistic as well as to clarify that concentration of undertakings involving VIE structure shall also be subject to anti-monopoly review.
Regulations on
Anti-Long-Arm
Jurisdiction
The MOFCOM issued
Provisions on the List of Unreliable Entities
, or the MOFCOM Order No. 4 of 2020, on September 19, 2020. Pursuant to the MOFCOM Order No. 4 of 2020, the working mechanism shall, according to the investigation results and by taking the following factors into comprehensive consideration, decide whether or not to include a foreign entity concerned in the list of unreliable entities, and make an announcement on such inclusion: (i) the extent of damage caused to China’s sovereignty, security and development interests; (ii) the extent of the damage to the legitimate rights and interests of Chinese enterprises, other organizations or individuals; (iii) whether or not the international economic and trade rules are followed; (iv) other factors that shall be taken into consideration. If a foreign entity is included in the list of unreliable entities, the working mechanism may decide to take one or more of the following measures: (i) restricting or prohibiting the foreign entity from engaging in import or export activities related to China; (ii) restricting or prohibiting the foreign entity’s investment within the territory of China; (iii) restricting or prohibiting the entry of the foreign entity’s relevant personnel or transport vehicles into the territory of China; (iv) restricting or canceling the work permit, stay or residence qualification of the foreign entity’s relevant personnel in China; (v) imposing a fine corresponding to the seriousness of the case against the foreign entity; and (vi) other necessary measures.
On January 9, 2021, the MOFCOM promulgated the
Rules on Counteracting Unjustified Extra-Territorial Application of Foreign Legislation and Other Measures
, or the MOFCOM Order No. 1 of 2021. Pursuant to the MOFCOM Order No. 1 of 2021, where a citizen, legal person or other organization of China is prohibited or restricted by foreign legislation and other measures from engaging in normal economic, trade and related activities with a third state (or region) or its citizens, legal persons or other organizations, he/she/it shall truthfully report such matters to the competent department of commerce of the State Council within 30 days. The working mechanism will take the following factors into overall account when assessing whether there exists unjustified extra-territorial application of foreign legislation and other measures: (i) whether international law or the basic principles of international relations are violated; (ii) potential impact on China’s national sovereignty, security and development interests; (iii) potential impact on the legitimate rights and interests of the citizens, legal persons or other organizations of China; (iv) other factors that shall be taken into account. If the working mechanism determines that there exists unjustified extra-territorial application of foreign legislation and other measures, MOFCOM may issue an injunction that the relevant foreign legislation and other measures shall not be accepted, executed or observed. A citizen, legal person or other organization in China may apply for exemption from compliance with an injunction.

4.C. Organizational Structure
The following diagram illustrates our corporate structure, including our significant subsidiaries and the VIEs, as of the date of this annual report.

Notes:

Equity interest

Contractual arrangements, including the exclusive technical consulting and service agreement, intellectual property license agreement, equity pledge agreement, exclusive call option agreement, shareholders’ voting rights proxy agreement and loan agreement. See “—Contractual Arrangements with the VIEs and their Respective Shareholders.”
Contractual Arrangements with the VIEs and their Respective Shareholders
Currently, our business in China are operated primarily through the VIEs, Shanghai Guangcheng, Nanjing Xingmu and Suzhou Taicheng, due to PRC legal restrictions on foreign ownership in value-added telecommunication services and certain other businesses. The Special Administrative Measures for Access of Foreign Investments (Negative List) (2021 Version) provides that foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider other than an
e-commerce
service provider. In addition, foreign investors are prohibited from investing in companies engaged in certain online and culture related businesses. See “Item 4 Information on the Company—4.B. Business Overview—Regulation—Regulations on Foreign Investment.”
We are an exempted company with limited liability incorporated in the Cayman Islands. Shanghai Xincheng and Xingmu WFOE, our PRC subsidiaries, are considered as foreign-invested enterprises. To comply with the foregoing PRC laws and regulations, we conduct our businesses in China primarily through the VIEs based on a series of contractual arrangements between us and the VIEs and their respective shareholders. As a result of these contractual arrangements, we exert effective control over the VIEs and consolidate their operating results in our consolidated financial statements under U.S. GAAP. For the fiscal year ended March 31, 2020, 2021 and 2022, the amount of revenues generated by the VIEs accounted for 87.3%, 77.5% and 78.7%, respectively, of our total net revenues. As of March 31, 2020, 2021 and 2022, total assets of the VIEs, excluding amounts due from other companies in our Company, equaled to 56.6%, 29.9% and 36.3% of our consolidated total assets as of the same dates, respectively.

These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs. If the VIEs or their respective shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over our business operations in the PRC and may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. As of the date of this annual report, to the best knowledge of our Company, our directors and management, the VIE agreements have not been tested in a court of law in the PRC. For details, please refer to “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure and Contractual Arrangements.”
In the opinion of Commerce & Finance Law Offices, our PRC counsel:

•	the ownership structures of the VIEs do not and will not contravene any PRC laws or regulations currently in effect; and

•
the agreements under the contractual arrangements among Shanghai Xincheng, Shanghai Guangcheng and their respective shareholders, among Xingmu WFOE, Nanjing Xingmu and their respective shareholders, as well as among Shanghai Xincheng, Suzhou Taicheng and their respective shareholders governed by PRC laws are valid and binding upon each party to such agreements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect.

There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. In particular, in March 2019, the National People’s Congress of the PRC adopted the PRC Foreign Investment Law, which became effective on January 1, 2020. Among other things, the PRC Foreign Investment Law defines the “foreign investment” as investment activities in China by foreign investors in a direct or indirect manner, including those circumstances explicitly listed thereunder as establishing new projects or foreign invested enterprises or acquiring shares of enterprises in China, and other approaches of investment as stipulated by laws, administrative regulations or otherwise regulated by the State Council. The PRC Foreign Investment Law leaves uncertainty as to whether foreign investors’ controlling PRC onshore variable interest entities via contractual arrangements will be recognized as “foreign investment” and thus be subject to the restrictions and/or prohibitions on foreign investments. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. If the PRC government finds that the VIE agreements that establish the structure for operating our podcasts, audio entertainment and other internet related businesses do not comply with PRC government restrictions on foreign investment in certain industries, such as value-added telecommunications services business, or if these regulations change or are interpreted differently in the future, our ADSs may decline in value or become worthless, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure and Contractual Arrangements.”
The following is a summary of the major terms of the contractual arrangements by and among Shanghai Xincheng, Shanghai Guangcheng and the shareholders of Shanghai Guangcheng. The contractual arrangements by and among Xingmu WFOE, Nanjing Xingmu and the shareholders of Nanjing Xingmu, and the contractual arrangements by and among Shanghai Xincheng, Suzhou Taicheng and the shareholders of Suzhou Taicheng are substantially similar to the corresponding contractual arrangements discussed below, unless otherwise indicated. For the complete text of these contractual arrangements, please see the copies filed as exhibits to the registration statement filed with the SEC of which this annual report forms a part.
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
Intellectual Property License Agreement
Pursuant to an intellectual property license agreement entered into on August 4, 2020 by and between Shanghai Xincheng and Shanghai Guangcheng, Shanghai Xincheng agreed to grant to Shanghai Guangcheng a nonsublicensable, nontransferable and nonexclusive license of certain intellectual properties solely for Shanghai Guangcheng’s use. In exchange, Shanghai Guangcheng agrees to pay a royalty, at an amount that is agreed by both parties. The term of this agreement is ten years from the date of such agreement and will be automatically extended for another ten-year
term unless it is terminated by three months’ written notice by the licensor.

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
Equity Pledge Agreement
Pursuant to an equity pledge agreement entered on October 16, 2019, by and between Shanghai Xincheng, Shanghai Guangcheng, and then shareholders of Shanghai Guangcheng, as supplemented by an equity pledge agreement entered into on August 4, 2020, by and between Shanghai Xincheng, Shanghai Guangcheng, and Shanghai Chelin Information Technology Center (Limited Partnership), a then shareholder of Shanghai Guangcheng, such shareholders of Shanghai Guangcheng pledged all of their equity interests in Shanghai Guangcheng to Shanghai Xincheng, to guarantee the performance of Shanghai Guangcheng, and, to the extent applicable, such shareholders of Shanghai Guangcheng, or their obligations under the contractual arrangements of the VIEs. If Shanghai Guangcheng or such shareholders fail to perform their obligations under the contractual arrangement of the VIEs, Shanghai Xincheng will be entitled to, among other things, the right to sell the pledged equity interests in Shanghai Guangcheng. The shareholders of Shanghai Guangcheng also undertake that, during the term of the equity pledge agreement, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests without prior written consent of Shanghai Xincheng. As of the date of this annual report, the equity pledges under the share pledge agreements have been registered with the relevant PRC legal authority pursuant to PRC laws and regulations.
As of the date of this annual report, all equity pledges under the share pledge agreements by and between the shareholders of Nanjing Xingmu and Xingmu WFOE, as well as by and between the shareholders of Suzhou Taicheng and Shanghai Xincheng have been registered with the relevant PRC legal authority pursuant to PRC laws and regulations.
Exclusive Call Option Agreement
Pursuant to an exclusive call option agreement entered on August 4, 2020, by and between Shanghai Xincheng, Shanghai Guangcheng and then shareholders of Shanghai Guangcheng, such shareholders of Shanghai Guangcheng irrevocably and unconditionally granted Shanghai Xincheng an exclusive call option to purchase, or have its designated person(s) to purchase, at its discretion, all or part of the equity options in Shanghai Guangcheng. The purchase price shall be the lowest price permitted by applicable PRC laws and regulations. The shareholders of Shanghai Guangcheng undertake that, without the prior written consent of Shanghai Xincheng, they may not increase or decrease the registered capital or conduct any merger, transfer or dispose of their equity options and any other third-party rights thereon, dispose of, or procure the management to dispose of, material assets of Shanghai Guangcheng, terminate or procure the management to terminate any material agreements or enter into any agreements in conflict with any existing material agreement, appoint or dismiss any director, supervisor or any other senior management which should be appointed or dismissed by such shareholders, procure Shanghai Guangcheng to declare or distribute any distributable profits or dividends, procure the winding-up,
liquidation or dissolution of Shanghai Guangcheng, amend its articles of association or provide any loans to, or borrow any loans from, third parties or provide security or guarantee, or undertake any substantive obligations beyond the ordinary course of business. The exclusive call option agreement will remain effective until all equity options in Shanghai Guangcheng held by such shareholders are transferred or assigned to Shanghai Xincheng or its designated representatives.
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

4.D. Property, Plant and Equipment
We are headquartered in Shanghai. As of March 31, 2022, we did not have any self-owned properties, and we leased 16 properties with an aggregate GFA of approximately 42,493 square meters in China, which are primarily used for office building and warehouses. We believe our existing properties are adequate for current operational needs, but we expect to seek additional space to accommodate our future growth.
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
Specific Factors Affecting Our Results of Operations
Our ability to diversify product offerings and promote private label products
We will continue to diversify our product offerings and optimize our product mix catering to customers’ demands and drive profitability. For the fiscal year ended March 31, 2022, our GMV from sales of pet staple food, snacks and wet food, supplies and heath care products accounted for 44.7%, 10.4%, 15.7% and 29.2% of our total GMV, compared to 47.6%, 11.1%, 13.4% and 27.9% for the fiscal year ended March 31, 2021. Through diversifying our product source, we will continue to support the growth of emerging brands with attractive margin profiles, providing them with access to our broad user base and reliable fulfillment infrastructure. At the same time, we tend to have greater pricing power over these emerging brands compared to more established brands. Since our inception and up to March 31, 2022, we cooperated with 620 brand partners, and realized a GMV of RMB2,490.8 million (US$392.9 million) from sales of branded products for the fiscal year ended March 31, 2022.

In addition to third-party brands, we will further promote private label products and expand our product portfolio, from which we can realize higher gross margin compared to third-party brands. We have launched a number of private labels, including
Yoken
and
Mocare
, and will continue to accumulate data insights on customer behavior and tailor our private label product offerings accordingly. On March 31, 2022, approximately 4,942 SKUs of private label products were offered, accounting for approximately 18.6% of our total SKUs, compared to approximately 3,309 private label SKUs accounting for approximately 16.6% of our total SKUs on March 31, 2020. For the fiscal year ended March 31, 2022, we realized a GMV of RMB416.4 million from sales of our private label products, accounting for 14.3% of our total GMV, compared to a GMV of RMB360.8 million from sales of our private label products, accounting for 14.8% of our total GMV for the fiscal year ended March 31, 2021. Through working closely with our manufacturing partners, we expect to further improve the profitability of our private label products.
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

Key Components of Results of Operations

	For the fiscal year ended March 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for share and per share data)
Summary Consolidated Statements of Operations:
Net revenues:
Product sales	767,496	99.6	1,003,197	99.2	1,137,329	179,409	95.9
Online marketing and information services and other revenue	2,741	0.4	7,788	0.8	49,100	7,745	4.1

Total net revenues	770,237	100.0	1,010,985	100.0	1,186,429	187,154	100.0
Total cost of revenues	(611,470)	(79.4)	(823,686)	(81.5)	(943,698)	(148,865)	(79.5)

Gross profit	158,767	20.6	187,299	18.5	242,731	38,289	20.5

Operating expenses:
Fulfillment expenses	(115,887)	(15.0)	(120,188)	(11.9)	(134,026)	(21,142)	(11.3)
Sales and marketing expenses	(128,387)	(16.7)	(160,201)	(15.8)	(170,986)	(26,972)	(14.4)
General and administrative expenses	(54,277)	(7.0)	(113,972)	(11.3)	(76,248)	(12,028)	(6.4)
Other income, net	2,398	0.3	1,067	0.1	280	44	0.0

Loss from operations	(137,386)	(17.8)	(205,995)	(20.4)	(138,249)	(21,809)	(11.7)

Interest income	400	0.1	17,553	1.7	15,477	2,441	1.3
Interest expense	(59,268)	(7.7)	(27,650)	(2.7)	(20,884)	(3,294)	(1.8)
Other gains (losses), net	6,984	0.9	11,332	1.1	6,020	950	0.5
Fair value change of derivative liabilities	13,345	1.7	11,369	1.1	2,824	445	0.2

Loss before income tax expenses	(175,925)	(22.8)	(193,391)	(19.1)	(134,812)	(21,267)	(11.4)
Income tax expenses	512	0.1	871	0.1	1,571	248	0.1
Share of results of equity investee	(520)	(0.1)	(696)	(0.1)	418	65	0.0

Net loss	(175,933)	(22.8)	(193,216)	(19.1)	(132,823)	(20,954)	(11.2)
Less: Net income attributable to the noncontrolling interest shareholders	3,091	0.4	1,228	0.1	(4,433)	(699)	(0.4)

Net loss attributable to Boqii Holding Limited	(179,024)	(23.2)	(194,444)	(19.2)	(128,390)	(20,255)	(10.8)
Accretion on the convertible redeemable preferred shares to redemption value	(204,796)	(26.6)	120,873	12.0	—	—	—
Accretion on redeemable noncontrolling interests to redemption value	—	—	(138)	(0.0)	(575)	(91)	0.0
Deemed dividend to preferred shareholders	(1,142)	(0.1)	(12,547)	(1.2)	—	—	—

Net loss attributable to Boqii Holding Limited’s ordinary shareholders	(384,962)	(50.0)	(86,256)	(8.5)	(128,965)	(20,346)	(10.9)
Net loss per share attributable to Boqii Holding Limited’s ordinary shareholders
Basic	(17.31)		(1.29)		(1.90)	(0.30)
Diluted	(17.31)		(1.29)		(1.90)	(0.30)
Weighted average number of ordinary shares
Basic	22,238,454		66,953,610		68,006,172	68,006,172
Diluted	22,238,454		66,953,610		68,006,172	68,006,172

Net Revenues
The following table sets forth a breakdown of our net revenues, in absolute amounts and as percentages of total net revenues, for the periods indicated.

	For the Fiscal Year Ended March 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
	(unaudited)
Net revenues
Product sales	767,496	99.6	1,003,197	99.2	1,137,329	179,409	95.9
Online marketing and information services and other revenue	2,741	0.4	7,788	0.8	49,100	7,745	4.1
Total net revenues	770,237	100.0	1,010,985	100.0	1,186,429	187,154	100.0
Product Sales.
We offer a diverse selection of branded and private label pet food and other pet products. Net revenues from product sales are recognized upon customers’ receipt of the products. We generate a substantial majority of product sales revenues from sales of branded products. We also generate product sales revenues from sales of our private label products, including
Yoken
and
Mocare
. We generated a substantial majority of our product sales revenues from sales to retail customers. As we continued to expand our offline network, we also generated an increasing portion of our total product sales revenues from sales to offline pet stores and pet hospitals.
Online marketing and information services and other revenue.
We generate net revenues of online marketing and information and other services through the provision of online marketing and information and other services to brand owners. We help brand owners place advertisements and organize online and offline marketing campaigns featuring KOLs. We primarily charge our brand owners service fees for our online marketing and information services. Net revenues from online marketing and information services are recognized over the service period.
Cost of revenue
Our cost of revenue consists of cost of product sales and cost of online marketing and information services. Cost of product sales comprises procurements of products, brand partner rebates and inventory write-downs, which together accounted for 99.8%, 99.6% and 98.6% of our total cost of revenue for the fiscal years ended March 31, 2020, 2021 and 2022, respectively. Cost of online marketing and information services consists of advertising and promotion costs, employee wages and benefits in connection with our services to brand owners.
Gross profit and gross margin
We recorded gross profit of RMB158.8 million, RMB187.3 million and RMB242.7 million (US$38.3 million) for the fiscal years ended March 31, 2020, 2021 and 2022, respectively.
In the fiscal years ended March 31, 2020, 2021 and 2022, our overall gross margin was 20.6%, 18.5% and 20.5%. During the same period, the gross margin of product sales was 20.5%, 18.2% and 18.2%, and the gross margin of online marketing and information services was 65.8%, 56.2% and 72.9%.
We have endeavored to diversify our product offerings and promote private label products, which we believe generally had higher gross margin compared to that of branded products. Moreover, we plan to further improve the gross margin of private label products as our private label brands become more established. We are gradually making strategic adjustments to our product mix by reducing sales of certain products with high fulfillment expenses, such as the branded ones, to improve our net profit margin, and have offered private label products at discount to promote brand awareness and cultivate customer loyalty. Last but not least, as we continue to expand our pet-based
ecosystem by driving sales to small and medium pet businesses, our gross margin may experience a short-term downward pressure as sales to such businesses typically carry a bigger ticket size per order and a lower gross margin profile.

Operating expenses
The following table sets forth a breakdown of our operating expenses, in absolute amounts and as percentages of our total operating expenses and as percentages of our total net revenues, for the periods indicated.

	For the Fiscal Year Ended March 31,
	2020			2021			2022
	RMB	% of total operating expenses	% of total revenue	RMB	% of total operating expenses	% of total revenue	RMB	US$	% of total operating expenses	% of total revenue
Operating expenses:
Fulfillment expenses	115,887	38.8	15.0	120,188	30.5	11.9	134,026	21,142	35.2	11.3
Sales and marketing expenses	128,387	43.0	16.7	160,201	40.6	15.8	170,986	26,972	44.8	14.4
General and administrative expenses	54,277	18.2	7.0	113,972	28.9	11.3	76,248	12,028	20.0	6.4
Total Operating expenses	298,551	100.0	38.7	394,361	100.0	39.0	381,260	60,142	100.0	32.1
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
and
Tiktok
.
General and administrative expenses.
Our general and administrative expenses consist primarily of employee wages and benefits for corporate employees and other expenses which are related to the general corporate functions. We are incurring and expect to continue to incur additional costs as a result of operating as a public company.
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

Hong Kong
Under the current Hong Kong Inland Revenue Ordinance, our subsidiaries incorporated in Hong Kong are subject to a two-tiered
profits tax rate of 8.25% and 16.5% on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to us are not subject to any income tax.
PRC
Generally, our PRC subsidiaries, the VIEs and their subsidiaries are subject to enterprise income tax on their taxable income in the PRC at a rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. Boqii (Shanghai) Information Technology Co., Ltd. obtained High and New Technology Enterprises, or HNTE, status in 2019 and is thus eligible to enjoy a preferential tax rate of 15% from 2019 to 2024, to the extent it has taxable income under the Enterprise Income Tax Law of the PRC, or EIT Law. Boqii (Shanghai) Information Technology Co., Ltd. has been qualified as “Software Enterprises” and enjoys the preferential period for preferential tax treatments, and thus was exempted from corporate income tax in PRC in 2018 and 2019 and will be allowed a 50% tax reduction at a statutory rate of 25% from 2020 to 2022. Although Boqii (Shanghai) Information Technology Co., Ltd. is entitled to the tax preferential treatment under both High and New Technology Enterprises and Software Enterprises, it chooses to apply the preferential tax rate of “Software Enterprises.” For the years ended March 31, 2020, 2021 and 2022, Shanghai Boqii was subject to EIT rate at 0%, 12.5% and 12.5%, respectively.
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
Under the EIT Law and its implementation rules, subject to any applicable tax treaty or similar arrangement between the PRC and the jurisdiction where the shareholders of our PRC subsidiaries reside that provides for a different income tax arrangement, PRC withholding tax at the rate of 10% is normally applicable to dividends from PRC sources payable to shareholders that are non-PRC
resident enterprises, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business if the relevant income is not effectively connected with the establishment or place of business. Under the PRC Individual Income Tax Law and its implementation rules, dividends from sources within the PRC paid to foreign individual shareholders who are not PRC residents are generally subject to a PRC withholding tax at a rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties and PRC laws. Although majority of our business operations are based in the PRC, it is unclear whether dividends we pay with respect to our ordinary shares or ADSs would be treated as income derived from sources within the PRC and as a result be subject to PRC income tax if we were considered a PRC resident enterprise, as described below. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC
shareholders and ADS holders.”
If we or any of our subsidiaries outside of the PRC was deemed to be a “resident enterprise” under the EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC
shareholders and ADS holders.”
Critical Accounting Policies and Estimates
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

Business Combination and Noncontrolling Interests
We account for our business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805, Business Combinations. The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by us to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive loss as a bargain purchase gain.
In a business combination achieved in stages, we remeasure the previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the remeasurement gain or loss, if any, is recognized in the consolidated statements of comprehensive loss. The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, terminal values, growth rates, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows.
For our consolidated subsidiaries, VIEs and the VIEs’ subsidiaries, noncontrolling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to us as the controlling shareholder. Noncontrolling interests are classified as a separate line item in the equity section of our consolidated balance sheets and have been separately disclosed in our consolidated statements of comprehensive loss to distinguish the interests from ours.
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
Revenue Recognition
We recognize revenues in accordance with ASC 606, “Revenue from Contracts with Customers” (“
ASC
606
”). Under which revenue is recognized when control of the promised good or service is transferred to the customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. Consistent with the criteria of Topic 606, we follow five steps for its revenue recognition: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation. Revenue arrangements with multiple performance obligations are divided into separate distinct goods or services. We allocate the transaction price to each performance obligation based on the relative standalone selling price of the goods or services provided. Our revenues are primarily derived from (i) product sales and (ii) online marketing and information services and other service.
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

We provide online marketing and information services to third-party on our various channels and third-party platforms. Revenues from such arrangements is recognized ratably over the service period.
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
Employees’ share-based compensation awards are measured at the grant date fair value of the awards and recognized as expenses (i) immediately at the grant date if no vesting conditions are required; or (ii) for share based awards granted with only service conditions, using the graded vesting method, net of estimated forfeitures, over the vesting period; or (iii) for share-based awards granted with service conditions and the occurrence of an initial public offering (“IPO”) as performance condition, cumulative share-based compensation expenses for the options that have satisfied the service condition should be recorded upon the completion of the IPO, using the graded vesting method.
Under ASC 718, we apply the Binominal option pricing model in determining the fair value of options granted. If the fair value of the underlying equity and any of the assumptions used such as expected volatility, risk-free
interest rate, exercise multiple and expected dividend yield in the Binominal option pricing model changes significantly, share-based compensation expense for future awards may differ materially compared with the awards granted previously. ASC 718 requires forfeiture rates to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expense is recorded net of estimated forfeitures such that expense is recorded only for those share-based awards that are expected to vest.
Goodwill
Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination.
Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of March 31, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. In accordance with the FASB guidance on “Testing of Goodwill for Impairment,” a company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If we decide, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the implied fair value of the reporting unit’s goodwill and the carrying amount of goodwill will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.
Long-term investments
Our investments include equity method investments, equity securities with readily determinable fair values and available-for-sale
debt securities.
We apply the equity method of accounting to account for an equity investment, in common stock or in-substance
common stock, according to ASC 323 “Investment—Equity Method and Joint Ventures,” over which it has significant influence but does not own a majority equity interest or otherwise control. Under the equity method, our share of the post-acquisition profits or losses of the equity investees are recorded in share of results of equity investees in the consolidated statements of comprehensive loss. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity investee, if any, represents goodwill and intangible assets acquired. When our share of losses in the equity investee equals or exceeds its interest in the equity investee, we don’t recognize further losses, unless we have incurred obligations or made payments or guarantees on behalf of the equity investee.
Equity securities with readily determinable fair values are measured and recorded at fair value on a recurring basis with changes in fair value, whether realized or unrealized, recorded through the income statement.
Debt securities that we have the intent to hold the security for an indefinite period or may sell the security in response to the changes in economic conditions are classified as available-for-sale
debt securities and reported at fair value. Unrealized gains and losses (other than impairment losses) are reported, net of the related tax effect, in other comprehensive income. Upon sale, realized gains and losses are reported in net income.

We continually review our investments to determine whether a decline in fair value to below the carrying value is other-than-temporary. The primary factors we consider in our determination are the duration and severity of the decline in fair value; the financial condition, operating performance and the prospects of the equity investee; and other company specific information such as recent financing rounds. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the investment is written down to fair value. When indicators of impairment exist, we also prepare quantitative measurements of the fair value of our investments using income or market approach, which requires the use of unobservable inputs, such as revenue growth rate, weighted average cost of capital, selection of comparable companies and multiples, expected volatility, discount for lack of marketability and probability of exit events as it relates to liquidation and redemption preferences when applicable. The fair value information is sensitive to changes in the unobservable inputs used to determine fair value and such changes could result in the fair value at the reporting date to be different from the fair value presented.
Results of Operations
The following table summarizes our consolidated results of operations both in absolute amounts and as percentages of our total net revenues for the periods presented. The operating results in any historical period are not necessarily indicative of the results that may be expected for any future period.

	For the fiscal year ended March 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for share and per share data)
Summary Consolidated Statements of Operations:
Net revenues:
Product sales	767,496	99.6	1,003,197	99.2	1,137,329	179,409	95.9
Online marketing and information services and other revenue	2,741	0.4	7,788	0.8	49,100	7,745	4.1

Total net revenues	770,237	100.0	1,010,985	100.0	1,186,429	187,154	100.0
Total cost of revenues	(611,470)	(79.4)	(823,686)	(81.5)	(943,698)	(148,865)	(79.5)

Gross profit	158,767	20.6	187,299	18.5	242,731	38,289	20.5

Operating expenses:
Fulfillment expenses	(115,887)	(15.0)	(120,188)	(11.9)	(134,026)	(21,142)	(11.3)
Sales and marketing expenses	(128,387)	(16.7)	(160,201)	(15.8)	(170,986)	(26,972)	(14.4)
General and administrative expenses	(54,277)	(7.0)	(113,972)	(11.3)	(76,248)	(12,028)	(6.4)
Other income, net	2,398	0.3	1,067	0.1	280	44	0.0

Loss from operations	(137,386)	(17.8)	(205,995)	(20.4)	(138,249)	(21,809)	(11.7)

Interest income	400	0.1	17,553	1.7	15,477	2,441	1.3
Interest expense	(59,268)	(7.7)	(27,650)	(2.7)	(20,884)	(3,294)	(1.8)
Other gains (losses), net	6,984	0.9	11,332	1.1	6,020	950	0.5
Fair value change of derivative liabilities	13,345	1.7	11,369	1.1	2,824	445	0.2

Loss before income tax expenses	(175,925)	(22.8)	(193,391)	(19.1)	(134,812)	(21,267)	(11.4)
Income tax expenses	512	0.1	871	0.1	1,571	248	0.1
Share of result of equity investee	(520)	(0.1)	(696)	(0.1)	418	65	0.0

Net loss	(175,933)	(22.8)	(193,216)	(19.1)	(132,823)	(20,954)	(11.2)
Less: Net income attributable to the noncontrolling interest shareholders	3,091	0.4	1,228	0.1	(4,433)	(699)	(0.4)

Net loss attributable to Boqii Holding Limited	(179,024)	(23.2)	(194,444)	(19.2)	(128,390)	(20,255)	(10.8)
Accretion on the preferred shares to redemption value	(204,796)	(26.6)	120,873	12.0	—	—	—
Accretion on redeemable noncontrolling interests to redemption value	—	—	(138)	(0.0)	(575)	(91)	(0.0)
Deemed dividend to preferred shareholders	(1,142)	(0.1)	(12,547)	(1.2)	—	—	—

Net loss attributable to Boqii Holding Limited’s ordinary shareholders	(384,962)	(50.0)	(86,256)	(8.5)	(128,965)	(20,346)	(10.9)

Fiscal Year ended March 31, 2022 Compared to Fiscal Year ended March 31, 2021
Net revenues
Our net revenues were RMB1.186.4 million (US$187.2 million) for the fiscal year ended March 31, 2022, increasing by 17.4% from RMB1,011.0 million for the fiscal year ended March 31, 2021. The increase of our net revenues was primarily driven by the 13.4% increase in the net revenues generated from our product sales from RMB1,003.2 million for the fiscal year ended March 31, 2021 to RMB1,137.3 million (US$179.4 million) for the fiscal year ended March 31, 2022, primarily due to the continued organic growth of our business as demonstrated by increase in our GMV during the same period compared to the fiscal year ended March 31, 2021.
Net revenues generated from our online marketing and information services increased significantly from RMB7.8 million for the fiscal year ended March 31, 2021 to RMB49.1 million (US$7.7 million) for the fiscal year ended March 31, 2022, primarily because we strategically shifted towards providing more innovative forms of online advertising.
Cost of revenue
Our cost of revenue was at RMB943.7 million (US$148.9 million) for the fiscal year ended March 31, 2022, increasing by 14.6% from RMB823.7 million for the fiscal year ended March 31, 2021, which was in line with our business growth.
Gross profit
Our overall gross profit increased by 29.6% from RMB187.3 million for the fiscal year ended March 31, 2021 to RMB242.7 million (US$38.3 million) for the fiscal year ended March 31, 2022. Our overall gross margin increased from 18.5% for the fiscal year ended March 31, 2021 to 20.5% for the fiscal year ended March 31, 2022, which is primarily due to increased proportion of online marketing and information services and other revenue with higher gross margin, and gross margin improvement of private labels. For additional information about our different inventory models including the consignment model, see “Item 4 information on the Company—4.B. Business Overview—Business—Supply Chain Management.” We believe this strategic shift allowed us to further optimize our product mix and focus on developing long-term relationships with our brand partners to drive sustainable growth and profitability in the future.
Operating expenses
Our operating expenses decreased by 3.3% from RMB394.4 million for the fiscal year ended March 31, 2021 to RMB381.3 million (US$60.1 million) for the fiscal year ended March 31, 2022 for the following reasons:
Fulfillment expenses
Our fulfillment expenses increased by 11.5% from RMB120.2 million for the fiscal year ended March 31, 2021 to RMB134.0 million (US$21.1 million) for the fiscal year ended March 31, 2022. Our fulfillment expenses as a percentage of total revenues were 11.3%, down from 11.9% in the fiscal year 2021. The decrease was mainly due to: (i) the improved utilization of warehouses by adjusting inventory mix; (ii) reduced delivery cost through renegotiation of existing agreements with third-party delivery service providers.
Sales and marketing expenses
Our sales and marketing expenses increased by 6.7% from RMB160.2 million for the fiscal year ended March 31, 2021 to RMB171.0 million (US$27.0 million) for the fiscal year ended March 31, 2022. Our sales and marketing expenses as a percentage of total revenue were 14.4%, down from 15.8% in the fiscal year 2021. The decrease was mainly due to the lower customer acquisition cost, as we employed more cost-efficient channels and generated more revenue from Boqii Mall, where the customer acquisition cost is minimal.

General and administrative expenses
Our general and administrative expenses decreased by 33.1% from RMB114.0 million for the fiscal year ended March 31, 2021 to RMB76.2 million (US$12.0 million) for the fiscal year ended March 31, 2022. Our general and administrative expenses as a percentage of total revenue were 6.4%, compared to 11.3% in the fiscal year 2021. The decrease was primarily attributed to lower share-based compensation expense. For the fiscal year 2021 and 2022, the share-based compensation expenses were RMB 42.1 million and RMB 11.7 million respectively. Pursuant to the Amended and Restated 2018 Global Share Plan, the performance condition for options granted thereunder was satisfied upon completion of our IPO; and as a result, the Company, upon the completion of the IPO, recorded RMB39.8 million of cumulative share-based compensation expenses for those options for which the vesting conditions had been satisfied as of such date.
Other Income, net
We had other income, net of RMB1.1 million and RMB280,000 (US$44,000) for the fiscal year ended March 31, 2021 and 2022, which was mainly attributable to government subsidies for the period therein.
Loss from operations
As a result of the foregoing, our loss from operations decreased by 32.9% from RMB206.0 million for the fiscal year ended March 31, 2021 to RMB138.2 million (US$21.8 million) for the fiscal year ended March 31, 2022.
Interest income
Our interest income was RMB15.5 million (US$2.4 million) for the fiscal year ended March 31, 2022, compared to RMB17.6 million for the fiscal year ended March 31, 2021, which was primarily generated from our bank deposits and the receivable for issuance of ordinary shares.
Interest expense
Our interest expense decreased by 24.5% from RMB27.7 million for the fiscal year ended March 31, 2021 to RMB20.9 million (US$3.3 million) for the fiscal year ended March 31, 2022, primarily due to a 20.8% decrease in the amortization charges on promissory notes from RMB21.6 million for the fiscal year ended March 31, 2021 to RMB17.1 million (US$2.7 million) for the fiscal year ended March 31, 2022, due to the repayment of certain promissory notes during the fiscal year ended March 31, 2022.
Other gains (losses), net
We recorded other gains, net of RMB6.0 million (US$1.0 million) for the fiscal year ended March 31, 2022 due to the gain on foreign exchange amounting to RMB5.3 million and reimbursement from a depositary bank amounting to RMB1.5 million. We recorded other gains, net of RMB11.3 million (US$1.7 million) for the fiscal year ended March 31, 2021 due to the reimbursement from a depositary bank amounting to RMB6.6 million and gain on disposal of certain other debts amounting to RMB 6.8 million.
Net loss
As a result of the foregoing, our net losses decreased by 31.3% to RMB 132.8 million (US$21.0 million) for the fiscal year ended March 31, 2022 from RMB193.2 million for the fiscal year ended March 31, 2021.
Fiscal Year ended March 31, 2021 Compared to Fiscal Year ended March 31, 2020
Net revenues
Our net revenues were RMB1,011.0 million (US$154.3 million) for the fiscal year ended March 31, 2021, increasing by 31.3% from RMB770.2 million for the fiscal year ended March 31, 2020. The increase of our net revenues was primarily driven by the 30.7% increase in the net revenues generated from our product sales from RMB767.5 million for the fiscal year ended March 31, 2020 to RMB1,003.2 million (US$153.1 million) for the fiscal year ended March 31, 2021, primarily due to the continued organic growth of our business, coupled by the recovery of China’s economy from
Covid-19.
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
5.B Liquidity and Capital Resources
Cash flows and working capital
Cash flows and working capital
The following table sets forth a summary of our cash flows for the periods indicated:

	For the fiscal year ended March 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Net cash flows used in operating activities	(165,912)	(247,486)	(147,504)	(23,271)
Net cash flows generated from/(used in) investing activities	(75,056)	(184,417)	21,147	3,337
Net cash flows generated from financing activities	295,032	648,491	1,995	315
Net increase/(decrease) in cash and cash equivalents	54,064	216,588	(124,362)	(19,619)
Cash and cash equivalents at beginning of the year	27,217	88,352	292,237	46,099
Effects of foreign exchange rate changes on cash and cash equivalents	7,071	(12,703)	(5,020)	(790)
Cash and cash equivalents at the end of the period	88,352	292,237	162,855	25,690

Our principal source of liquidity has been cash generated from historical financing activities. As of March 31, 2020, 2021 and 2022, we had RMB 88.4 million, RMB292.2 million and RMB162.9 million (US$25.7 million) in cash and cash equivalents, respectively. Our cash and cash equivalents consist primarily of cash on hand and demand deposits placed with banks and third-party payment processors, which are unrestricted as to withdrawal or use, have original maturities of three months or less at the time of purchase and are readily convertible to known amounts of cash. Our cash, cash equivalent is primarily denominated in Renminbi.
We had a positive working capital of RMB478.2 million and RMB262.7 million (US$41.4 million) as of March 31, 2021 and 2022. Historically, we have not been profitable or generated positive operating cash flows. As of March 31, 2022, our total current liabilities were RMB315.9 million (US$49.8 million), which primarily included short-term borrowings, accounts payable, accrued liabilities and other current liabilities, derivative liabilities and operating lease liabilities, current. We recorded RMB161.1 million (US$25.4 million) in short-term borrowings as of March 31, 2022. Our short-term borrowings are generally repayable within one year and are used to provide working capital for our daily operations. We recorded RMB94.2 million (US$14.9 million) in accounts payable as of March 31, 2022. A substantial majority of our accounts payable is due to brand partners, with a credit period between 30 to 60 days. We recorded RMB27.3 million (US$4.3 million) in accrued liabilities and other current liabilities as of March 31, 2022. Our accrued liabilities and other current liabilities primarily include logistics expenses payables, advances from customers, payable for investment and others. We recorded RMB9.1 million (US$1.4 million) in derivative liabilities as of March 31, 2022. We assessed the embedded warrants along with the conversion features of Yoken Series
A-1
Warrant, and concluded that this is required to be bifurcated and accounted for separately as derivative liabilities. Working capital constraints have in the past and may continue to constrain our ability to grow revenues and have a negative impact on ability to repay current liabilities. In addition, the
COVID-19
outbreaks may materially and adversely affect our ability to raise additional capital in future and our liquidity. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Our Industry—We have significant working capital requirements and have historically experienced working capital deficits. If we continue to experience such working capital deficits in the future, our business, liquidity, financial condition and results of operations may be materially and adversely affected.”
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
As a holding company with no material operations of our own, we conduct a substantial majority of our operations through our PRC subsidiaries and the VIEs in China. We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries in China through capital contributions or loans, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our subsidiaries in China may provide Renminbi funding to the VIEs only through loans. See “Regulation—Regulations on Foreign Exchange,” “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries and to make loans to the VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business” and “Use of Proceeds.” The ability of our subsidiaries in China to make dividends or other cash payments to us is subject to various restrictions under PRC laws and regulations. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC
shareholders and ADS holders.”

Operating activities
Net cash used in operating activities was RMB147.5 million (US$23.2 million) for the fiscal year ended March 31, 2022. The difference between our net loss of RMB132.8 million (US$21.0 million) and the net cash used in operating activities for the fiscal year ended March 31, 2022 was primarily attributed to (i) an increase in prepayments and other current assets of RMB35.1 million (US$5.5 million), resulting from the growth of our business, (ii) an increase in inventories of RMB23.2 million (US$3.7 million), (iii) a decrease in operating lease liabilities of RMB12.8 million (US$2.0 million), partially offset by
(i) one-off
shared-based compensation expense of RMB14.4 million (US$2.3 million) in the fiscal year ended March 31, 2022, (ii) interest expense of other debts of RMB17.1 million (US$2.7 million) in the fiscal year ended March 31, 2022 and (iii) an increase in accounts payable of RMB18.1 million (US$2.9 million) in the fiscal year ended March 31, 2022.
Net cash used in operating activities was RMB247.5 million for the fiscal year ended March 31, 2021. The difference between our net loss of RMB193.2 million and the net cash used in operating activities for the fiscal year ended March 31, 2021 was primarily attributed to (i) an increase in prepayments and other current assets of RMB48.9 million, resulting from the growth of our business, (ii) an increase in inventories of RMB38.8 million, and (iii) a decrease in accounts payable of RMB22.0 million, partially offset by
(i) one-off
shared-based compensation expense of RMB55.0 million in the fiscal year ended March 31, 2021, and (ii) interest expense of other debts of RMB21.6 million in the fiscal year ended March 31, 2021.
Net cash used in operating activities was RMB165.9 million in the fiscal year ended March 31, 2020. The difference between our net loss of RMB175.9 million and the net cash used in operating activities in the fiscal year ended March 31, 2020 was primarily attributed to (i) interest expense of other debts of RMB53.9 million primarily due to the amortization charges on promissory notes as we issued additional promissory notes in the fiscal year ended March 31, 2020, (ii) a decrease in inventories of RMB15.5 million, as we improved the efficiency of supply chain management and inventory turnover, and (iii) amortization of right-of-use
assets of RMB15.7 million, partially offset by (i) a decrease in accounts payable of RMB19.5 million), (ii) a decrease in operating lease liabilities of RMB18.2 million, and (iii) an increase in accounts receivable of RMB16.0 million.
Investing activities
Net cash generated from investing activities was RMB21.1 million (US$3.3 million) for the fiscal year ended March 31, 2022, which was primarily attributed to the net impact of decrease in short-term investments of RMB 40.5 million and acquisitions of long-term investments of RMB15.8 million (US$2.5 million).
Net cash used in investing activities was RMB184.4 million for the fiscal year ended March 31, 2021, which was primarily attributed to short-term investments of RMB168.5 million.
Net cash used in investing activities was RMB75.1 million in the fiscal year ended March 31, 2020, which was primarily attributed to (i) acquisitions of long-term investments of RMB50.0 million, and (ii) loans receivables advanced to a third-party of RMB37.7 million, partially offset by repayments on loans receivables from a third-party of RMB12.0 million.
Financing activities
Net cash generated from financing activities was RMB2.0 million (US$315,000) for the fiscal year ended March 31, 2022 which was primarily attributed to (i) the proceeds from borrowing of RMB185.6 million (US$29.3 million), net of the repayments of borrowings of RMB176.9 million (US$27.9million), (ii) the proceeds from issuance of ordinary shares of RMB262.9 million (US$41.5 million), partially offset by repayments of other debts of RMB270.9 million (US$42.7 million).
Net cash generated from financing activities was RMB648.5 million for the fiscal year ended March 31, 2021 which was primarily attributed to (i) the proceeds from issuance of convertible redeemable preferred shares, net of issuance costs of RMB354.8 million, (ii) the proceeds from the initial public offering, net of underwriter discounts and commissions and other offering costs paid of RMB393.7 million, partially offset by repayments of other debts of RMB130.8 million.
Net cash generated from financing activities was RMB295.0 million in the fiscal year ended March 31, 2020, which was primarily attributed to the proceeds from borrowing of RMB162.5 million and proceeds from issuance of other debts (net of issuance costs) of RMB134.9 million.

Material Cash Requirements
Other than the ordinary cash requirements for our operations, our material cash requirements as of March 31, 2022 and any subsequent interim period primarily include our capital expenditures and contractual obligations.
Capital Expenditures
Our capital expenditures are incurred primarily in connection with purchase of fixed assets, including electronic equipment, office equipment and vehicles, and intangible assets. Our capital expenditures were RMB1.2 million, RMB6.5 million and RMB3.1 million (US$0.5 million) for the fiscal years ended March 31, 2020, 2021 and 2022, respectively. We intend to fund our future capital expenditures with our existing cash balance and proceeds from our initial public offering.
Contractual Obligations
As of March 31, 2022, we had borrowings of RMB161.1 million (US$25.4 million), interest payable of RMB4.7 million (US$0.7 million) and operating lease commitments of RMB11.3 million (US$1.8 million), which were scheduled to be paid within one year. As of the same period, we had operating lease commitments of RMB21.3 million (US$3.4 million), which were scheduled to be paid between one to three years. As of the same period, we had operating lease commitments of RMB8.8 million (US$1.4 million), which were scheduled to be paid between three to five years. As of the same period, we had no other contractual obligations which were scheduled to be paid after five years.
We intend to fund our existing and future material cash requirements with our existing cash balance and other financing alternatives. We will continue to make cash commitments, including capital expenditures to support the short-term and/or long-term growth of our business.
Holding Company Structure
Boqii Holding Limited is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and the VIEs and their subsidiaries in the PRC. For the fiscal year ended March 31, 2020, 2021 and 2022, the amount of revenues generated by the VIEs accounted for 87.3%, 77.5% and 78.7%, respectively, of our total net revenues. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries which, in turn, depends on the payment of the service fees to our PRC subsidiaries by the VIEs in the PRC pursuant to certain contractual arrangements among our PRC subsidiaries, the VIEs and the VIEs’ shareholders. See “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with the VIEs and their Respective Shareholders.” For the years ended March 31, 2020, 2021 and 2022, the primary beneficiary of the VIE didn’t charge any service fees according to the exclusive consultation and service agreements. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.
In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. In accordance with PRC company laws and the Foreign Investment Law, the VIEs and subsidiaries in China must make appropriations from their after-tax
profit to nondistributable reserve funds including (i) the statutory surplus fund and (ii) the discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits
calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the VIEs. Appropriation to the discretionary surplus fund is made at the discretion of the VIEs.
As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fundraising activities to our PRC subsidiaries only through loans or capital contributions, and to the VIEs only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from making loans or additional capital contributions to our PRC subsidiaries and to make loans to the VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and VIEs when needed. Notwithstanding the foregoing, our PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency-denominated capital) to provide financial support to the VIEs either through loans from our PRC subsidiaries or direct loans to the VIEs’ nominee shareholders, which would be contributed to the VIEs as capital injections. Such direct loans to the nominee shareholders of the VIEs would be eliminated in our consolidated financial statements against such VIEs’ share capital.

5.C. Research and Development
Our strong technology and data capabilities enable us to deliver superior user experience and increase our operational efficiency. See “Item 4. Information on the Company—4.B. Business Overview—Our Technology.”
5.D. Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended March 31, 2022 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.
5.E. Critical Accounting Estimates
For our critical accounting estimates, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies and Estimates.”
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A. Directors and Senior Management
The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Hao (Louis) Liang	43	Director, Chairman and Chief Executive Officer
Yingzhi (Lisa) Tang	42	Director, co-Chief Executive Officer and Chief Financial Officer
Noorsurainah Tengah	40	Independent Director
Dong Li	45	Independent Director
Leaf Hua Li	45	Independent Director
Chao Guo	38	Senior Vice President
Kai Fang	44	Senior Vice President
Hao (Louis) Liang
has served as our Director, Chairman and Chief Executive Officer since 2012, and is currently in charge of our overall strategic planning and management. Mr. Liang has 15 years of experience in management and strategy, and deep understanding of internet, pet and media industries. Prior to joining us, Mr. Liang was the chief operational officer of PPLive Inc., director of Tencent Video and one of the earliest product managers of QQ. Mr. Liang obtained his bachelor’s degree in computer science from Guilin Electronic Technology University.
Yingzhi (Lisa) Tang
has served as our Director and our
co-Chief
Executive Officer and Chief Financial Officer since 2012, and is currently in charge of our private labels business, online community, MCN & content marketing, external cooperation and human resources management. Ms. Tang has 14 years of experience in internet, pet, media industries and expertise in financial investment and mergers and acquisitions. Prior to joining us, Ms. Tang was the marketing director of PPLive Inc. and the head of Tencent’s business services department. Ms. Tang obtained her bachelor’s degree in computer science from Tongji University.
Noorsurainah Tengah
has served as our Director since 2020 and is designated as our Independent Director on the date of this annual report. Ms. Tengah has over 15 years of working experience in investment. She has served as head of Alternative Asset Division in Brunei Investment Agency since December 2019. Ms. Tengah obtained her master’s degree in finance and economics from Manchester Business School and her bachelor’s degree in economics from International Islamic University.
Leaf Hua Li
has
served as our Independent Director since October 2020. Mr. Li is the founder of Futu Holdings Limited (NASDAQ: FUTU) and has served as the chairman of its board of directors and chief executive officer since its inception. Mr. Li has rich experience and expertise in the technology and internet sectors in China. Before founding Futu Holdings Limited, Mr. Li had served in several senior management roles at Tencent, including the head of Tencent’s multi-media business and its innovation center. Mr. Li joined Tencent in 2000 and was the 18th founding employee of Tencent. He was an early and key research and development participant of Tencent QQ. Mr. Li was also the founder of Tencent Video and led the product design and development of Tencent Video. Mr. Li invented 23 international and domestic patents while working at Tencent. In 2008, Mr. Li was presented the “Innovative Talent Award” by the municipal government of Shenzhen, Guangdong. Mr. Li obtained his bachelor’s degree in computer science and technology from Hunan University.

Dong Li
has served as our Independent Director since September 2020. Mr. Li is currently serving as the chief financial officer of Tim Hortons China, a premium coffee chain network in China since September 2021. Mr. Li has also served as an independent director of GreenTree Hospitality Group Ltd. (a leading hospitality management group in China listed on the NYSE, ticker symbol: GHG) since March 2018, and as an independent nonexecutive director of Helens International Holdings Company Limited (China’s largest bar chain network listed on the Hong Kong Stock Exchange, ticker symbol: 09869) since August 2021. Prior to joining Tim Hortons China, Mr. Li served as the chief financial officer for several companies, including Ximalaya Inc., one of China’s largest online audio platforms from September 2019 to September 2021; OneSmart International Education Group Limited, a diversified premium K through 12 education company in China listed on the New York Stock Exchange (ticker symbol: ONE) from July 2017 to June 2019; Pegasus Media Group Limited, a company focusing on movie and TV show production, investment, licensing, marketing and derivatives from April 2016 to April 2017; and Ecovacs Robotics Holdings Limited, a consumer robotics company in China listed on the Shanghai Stock Exchange (ticker symbol: 603486) from March 2015 to February 2016. From September 2008 to February 2015, Mr. Li worked as an associate and later vice president in investment banking at Bank of America Merrill Lynch and ICBC International in Hong Kong. Prior to that, Mr. Li worked in KPMG’s auditing practice group from August 1999 to April 2006 in its Beijing and Silicon Valley offices, respectively. Mr. Li received a bachelor’s degree in accounting from School of Economics and Management, Tsinghua University in July 1999, as well as a master’s degree in business administration in finance from Kellogg School of Management, Northwestern University in June 2008. Mr. Li is a member of the Chinese Institute of Certified Public Accountants and the Certified General Accountants Association of Canada.
Chao Guo
has served as our Senior Vice President since 2019, and is currently in charge of management of Nanjing Xingmu. Mr. Guo has 16 years of experience in pet healthcare industry. Prior to joining us, Mr. Guo served as the technician of Qianyuanhao Nanjing Biopharmaceutical Factory, salesman of Zhongmu Nanjing Animal Pharmaceutical Co., Ltd. Mr. Guo serves as the general manager of Nanjing Xingmu since 2013. Mr. Guo obtained his bachelor’s degree in biotechnology from Jiangsu Ocean University.
Kai Fang
has served as our Senior Vice President since 2021.
Mr. Fang has about 16 years of work experience in top global financial institutions and deep knowledge in corporate finance and international capital markets. Mr. Fang is skilled at strategic planning and execution of capital markets strategies for companies. Prior to joining us, Mr. Fang worked in Citadel, BofA Merrill Lynch, China Renaissance, and Citic CLSA. Mr. Fang obtained his BS degree from Peking University and MBA degree from University of Chicago.
6.B. Compensation
For the fiscal year ended March 31, 2022, we paid an aggregate of RMB2.05 million (US$0.32 million) in cash to our executive officers, and we did not pay any cash compensation to our nonexecutive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our directors and executive officers, see “—Share Incentive Plan.”
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
Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use all nonpublic information relating to the business, financial condition and other aspects of us and our customers, users and suppliers, and may not disclose such nonpublic information for any purpose other than to fulfill his or her responsibilities in the best interest of the Company except otherwise authorized by us. In addition, each executive officer has agreed to be bound by noncompetition and nonsolicitation restrictions during the term of his or her employment and typically for one year following the last date of employment.
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

Share Incentive Plan
Amended and Restated 2018 Global Share Plan
In May 2022, we increased the total number of Class A ordinary shares reserved for awards to be granted to the eligible participants under the Amended and Restated 2018 Global Share Plan by 4,000,000 Class A ordinary shares. After this increase, a total of 12,987,836 Class A ordinary shares are available for issuances pursuant to awards to be granted under Boqii’s Amended and Restated 2018 Global Share Plan.
As of May 31, 2022, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the Amended and Restated 2018 Global Share Plan is 12,987,836. As of the same date, options to purchase 7,736,329 ordinary shares, excluding those having been forfeited, have been issued by us, of which options to purchase 2,504,437 shares have been exercised. Such ordinary shares have been be redesignated as Class A ordinary shares on a one-on-one
basis immediately prior to the completion of our initial public offering. The following paragraphs summarize the key terms of the Amended and Restated 2018 Global Share Plan.
Types of Awards
. The Amended and Restated 2018 Global Share Plan permits the awards of options, including incentive stock option and nonstatutory stock option and rights to purchase restricted shares, including Reg S share purchase right and share purchase right other than a Reg S share purchase right.
Plan Administration
. The Amended and Restated 2018 Global Share Plan shall be administered by the board or our chief executive officer. Subject to applicable law, the administrator may delegate limited authority to specified officers of our company to execute on behalf of the Company any instrument required to effect an award previously granted by the administrator.
Eligibility
. Our employees, directors and consultants (together, as “service provider”) are eligible to participate in the Amended and Restated 2018 Global Share Plan. Generally, only service providers that are not U.S. persons, or trusts established in connection with any of our employee benefit plans for the benefit of such a service provider, shall be eligible for the grant of Reg S options and Reg S share purchase rights.
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
Designation of Award
. Each award under the Amended and Restated 2018 Global Share Plan is designated in an award agreement, which is a written agreement evidencing the grant of an award executed by our company and the grantee, including any amendments thereto.
Conditions of Award
. The board of directors or the chief executive officer shall determine the terms and conditions of each award including, but not limited to, the exercise price, the purchase price, the exercise conditions, the repurchase or redemption rights, vesting acceleration or waiver of forfeiture restrictions, and restriction or limitation regarding any award or shares relating thereto.
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
Change in Control
. In the event that our company is a party to a change in control (whether structured as a merger, share purchase, scheme of arrangement or other similar transaction), outstanding awards and shares acquired under the Amended and Restated 2018 Global Share Plan shall be subject to the definitive agreement covering such change in control, which need not treat all outstanding awards in an identical manner.

Amendment or Termination
. The administrator of the Amended and Restated 2018 Global Share Plan may at any time amend, alter, suspend, or terminate the Amended and Restated 2018 Global Share Plan.
The following table summarizes, as of the date of this annual report, the number of ordinary shares underlying outstanding options that we granted to our directors and executive officers but have not been exercised under the Amended and Restated 2018 Global Share Plan. As of the date of this annual report, options to purchase 2,504,437 shares have been exercised by our directors and executive officers, which have been be redesignated as Class A ordinary shares on a one-on-one
basis immediately prior to the completion of our initial public offering.

	Ordinary Shares Underlying Options Granted	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Hao (Louis) Liang	*	0.10 to 4.13	various dates from September 27, 2012 to December 29, 2021	various dates from September 26, 2022 to December 28, 2031
Yingzhi (Lisa) Tang	*	0.10 to 4.13	various dates from September 27, 2012 to October 10, 2020	various dates from September 26, 2022 to October 9, 2030
Noorsurainah Tengah	—	—	—	—
Dong Li	—	—	—	—
Leaf Hua Li	—	—	—	—
Chao Guo	*	4.13	May 17, 2021	May 16, 2031

All directors and executive officers as a group	1,220,817	0.10 to 4.13	various dates from September 27, 2012 to December 29, 2021	various dates from September 26, 2022 to December 28, 2031

Note:

*	Less than 1% of our total outstanding shares.
As of the same date, other grantees as a group hold options to purchase 5,194,558 ordinary shares, which was redesignated as Class A ordinary shares on a one-on-one
basis immediately prior to the completion of our initial public offering, with exercise prices ranging from US$0.0001 per share to US$4.13 per share. None of such options have been exercised as of the date of this annual report.
For discussions of our accounting policies and estimates for awards granted pursuant to the Amended and Restated 2018 Global Share Plan, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies and Estimates — Share-based Compensation.”
6.C. Board Practices
Board of Directors
Our board of directors consist of five directors, including three independent directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided that (a) such director declares the nature of his interest at the meeting of the board at which the question of entering into the contract or arrangement is first considered, if he knows his interest then exists, or in any other case at the first meeting of the board after he knows that he is or has become so interested, and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our nonexecutive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the board of directors
We have established an audit committee, a compensation committee and a nominating and corporate governance committee under our board of directors and have adopted a charter for each of the three committees. Each committee’s members and functions are described below.
Audit Committee
. Our audit committee consists of Mr. Dong Li and Mr. Leaf Hua Li. Mr. Dong Li is the chairman of our audit committee. We have determined that each of Mr. Dong Li and Mr. Leaf Hua Li satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and Rule
10A-3
under the Securities Exchange Act of 1934. We have determined that Mr. Dong Li qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting the independent registered public accounting firm and preapproving all auditing and nonauditing services permitted to be performed by the independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent registered public accounting firm; and

•	reporting regularly to the board of directors.
Compensation Committee
. Our compensation committee consists of Mr. Hao (Louis) Liang, Mr. Dong Li and Ms. Yingzhi (Lisa) Tang, and is chaired by Mr. Hao (Louis) Liang. We have determined that Mr. Dong Li satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our executive officers. Our executive officer may not be present at any committee meeting during which such executive officer’s performance or compensation is deliberated upon. The compensation committee is responsible for, among other things:

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
6.D. Employees
We had 325 and 417 full-time employees as of March 31, 2021 and 2022, respectively. All of our full-time employees are based in China. The following table sets forth the number of our employees by function as of March 31, 2022.

Function	Number of employees
Fulfillment	27
Sales and marketing	253
General and administrative	137

Total	417

Additionally, we also had 279 outsourced workers as of March 31, 2022, of whom, 72 primarily support our customer services and 207 primarily support our fulfillment services.
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
The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2022, by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our ordinary shares.
The calculations in the table below are based on 68,747,320 ordinary shares issued and outstanding as of March 31, 2022, including (i) 55,709,591 Class A ordinary shares, and (ii) 13,037,729 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned as of March 31, 2022
	Class A ordinary shares		Class B ordinary shares		Total ordinary shares on an as-converted basis		Percentage of aggregate voting power***
	Number	%	Number	%	Number	%
Directors and Executive Officers:**†
Hao (Louis) Liang (1)	791,331	1.4	8,314,160	63.8	9,105,491	13.2	52.8
Yingzhi (Lisa) Tang (2)	379,486	0.7	4,345,475	33.3	4,724,961	6.9	27.6
Noorsurainah Tengah	—	—	—	—	—	—	—
Dong Li	—	—	—	—	—	—	—
Leaf Hua Li	—	—	—	—	—	—	—
Chao Guo	*	*	—	—	*	*	*
Kai Fang	*	*	—	—	*	*	*
All directors and executive officers as a group	1,220,817	2.2	12,659,635	97.1	13,880,452	20.2	80.4
Principal Shareholders:
Merchant Tycoon Limited (1)(2)(3)	—	—	13,037,729	100.0	13,037,729	19.0	82.4
CMB (4)	9,723,259	17.5	—	—	9,723,259	14.1	3.1
CW PETS Limited (5)	6,197,747	11.1	—	—	6,197,747	9.0	2.0
Apsaras Legend Limited (6)	5,112,641	9.2	—	—	5,112,641	7.4	1.6
Raumier Limited (7)	4,842,587	8.7	—	—	4,842,587	7.0	1.5
Chong Li’s Entities (8)	4,841,138	8.7	—	—	4,841,138	7.0	1.5
Notes:

*	Less than 1% of our total outstanding shares.
**
For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 68,747,320, being the number of ordinary shares on an as-converted
basis issued and outstanding as of the date of this annual report, and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this annual report.

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
(1)
Represents an aggregate of 9,105,491
as-converted
ordinary shares, consisting of (i) 8,314,160
as-converted
Class B ordinary shares held by Merchant Tycoon Limited, a limited liability company incorporated under the laws of the British Virgin Islands; and (ii) 791,331 Class A ordinary shares underlying share options held by Hao (Louis) Liang that are exercisable within 60 days after the date of this annual report. Hao (Louis) Liang holds 63.77% of equity interest in Merchant Tycoon Limited. The registered address of Merchant Tycoon Limited is Trinity Chambers, PO Box 4301, Road Town, Tortola, British Virgin Islands. Based on the terms of governing documents of Merchant Tycoon Limited, Hao (Louis) Liang disclaims beneficial ownership of the ordinary shares beneficially owned by Yingzhi (Lisa) Tang and Di (Jackie) Chen through their respective shareholding in Merchant Tycoon Limited.

(2)
Represents an aggregate of 4,724,961
as-converted
ordinary shares, consisting of (i) 4,345,475
as-converted
Class B ordinary shares held by Merchant Tycoon Limited, a limited liability company incorporated under the laws of the British Virgin Islands; and (ii) 379,486 Class A ordinary shares underlying share options held by Yingzhi (Lisa) Tang that are exercisable within 60 days after the date of this annual report. Yingzhi (Lisa) Tang holds 33.33% of equity interest in Merchant Tycoon Limited. The registered address of Merchant Tycoon Limited is Trinity Chambers, PO Box 4301, Road Town, Tortola, British Virgin Islands. Based on the terms of governing documents of Merchant Tycoon Limited, Yingzhi (Lisa) Tang disclaims beneficial ownership of the ordinary shares beneficially owned by Hao (Louis) Liang and Di (Jackie) Chen through their respective shareholding in Merchant Tycoon Limited.

(3)
Represents an aggregate of 664,580
as-converted
ordinary shares, consisting of (i) 378,094
as-converted
Class B ordinary shares held by Merchant Tycoon Limited, a limited liability company incorporated under the laws of the British Virgin Islands; and (ii) 286,486 Class A ordinary shares underlying share options held by Di (Jackie) Chen that are exercisable within 60 days after the date of this annual report. Di (Jackie) Chen holds 2.9% of equity interest in Merchant Tycoon Limited. The registered address of Merchant Tycoon Limited is Trinity Chambers, PO Box 4301, Road Town, Tortola, British Virgin Islands. Based on the terms of governing documents of Merchant Tycoon Limited, Di (Jackie) Chen disclaims beneficial ownership of the ordinary shares beneficially owned by Hao (Louis) Liang and Yingzhi (Lisa) Tang through their respective shareholding in Merchant Tycoon Limited.

(4)
Representing an aggregate of 9,723,259
as-converted
Class A ordinary shares consisting of (i) 3,085,675
as-converted
Class A ordinary shares held by CMBI Private Equity Series SPC (acting for and on behalf of Internet Retail Fund I SP), a segregated portfolio company incorporated under the laws of the Cayman Islands, which is ultimately controlled by China Merchants Bank Co., Limited (HKG: 3968). The registered address of CMBI Private Equity Series SPC is 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman
KYI-1002,
Cayman Islands; and (ii) 6,637,584
as-converted
Class A ordinary shares held by Shanghai Qiji Technology LLP., a limited liability company incorporated under the laws of the People’s Republic of China, which is ultimately controlled by China Merchants Bank Co., Limited (HKG: 3968). The registered address of Shanghai Qiji Technology LLP. is 2A, No. 1200, Pudong Avenue, Pilot Free Trade Zone, Shanghai, People’s Republic of China.

(5)
Represents 6,197,747
as-converted
Class A ordinary shares held by CW PETS Limited, a limited liability company incorporated under the laws of the British Virgin Islands, in which Chengwei Capital HK Limited holds 100.0% equity interest and ultimately controlled by Eric Li. The registered address of CW PETS Limited is P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

(6)
Represents 5,112,641
as-converted
Class A ordinary shares held by Apsaras Legend Limited, a limited liability company incorporated under the laws of the British Virgin Islands, ultimately controlled by Fengjin Jiang.

The registered address of Apsaras Legend Limited is Woodbourne Hall, P.O. Box 3162, Road Town, Tortola, British Virgin Islands.

(7)
Represents 4,842,587
as-converted
Class A ordinary shares held by Raumier Limited, a limited liability company incorporated under the Companies (Jersey) Laws, in which Premier Circle Limited holds 50% equity interest and Second Circle Limited holds 50% equity interest. The registered address of Raumier Limited is 26 New Street, St Helier, Jersey, JE2 3RA.

(8)
Represents an aggregate of 4,841,138
as-converted
Class A ordinary shares, consisting of (i) 4,591,045
as-converted
Class A ordinary shares held by Perfect Deal Global Limited, a limited liability company incorporated under the laws of the British Virgin Islands, in which Chong Li holds 100.0% equity interest. The registered address of Superb Origin International Limited is Trinity Chambers, PO Box 4301, Road Town, Tortola, British Virgin Islands; and (ii) 250,093
as-converted
Class A ordinary shares held by DL Capital Holding Limited, a limited liability company incorporated under the laws of the British Virgin Islands, in which Chong Li holds 100.0% equity interest. The registered address of DL Capital Holding Limited is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Island.

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
7.B. Related Party Transactions
Contractual Arrangements
See “Our History and Corporate Structure” for a description of the contractual arrangements by and among our PRC subsidiaries, the VIEs and the shareholders of the VIEs.

Shareholders Agreement
See “Description of Share Capital—Shareholders Agreement.”
Terms of Directors and Officers
See “Item 6. Directors, Senior Management and Employees—6.C. Board Practices—Terms of Directors and Officers.”
Other Related Party Transactions
The table below sets forth the major related parties and their relationships with the Company as of March 31, 2020, 2021 and 2022:

Name of related parties	Relationship with the Company
Nanjing Xingmu	An equity investee of the Company before November 1, 2019
Nanjing Animal Pharmaceutical	An equity investee of the Company
Wuhan Chunzhijin	An equity investee of the Company
Weishi Network	An equity investee of the Company
Beijing Petdog	An available-for-sale debt investee that the Company has significant influence
Shanghai Guangcheng Information Technology (limited partnership) (“Shanghai Guangcheng Information”)	A company with a common director of the Company
Yingzhi (Lisa) Tang	Senior management of the Company
Di (Jackie) Chen	Senior management of the Company until July, 2021
Ying (Christina) Zhang	Senior management of the Company until February, 2022
Fei Wang	Senior management of the Company until April, 2022
Yan Jiang	Senior management of the Company
Lijun Zhou	Senior management of the Company until April, 2022

Details of related party transactions and balances as of March 31, 2020, 2021 and 2022 are as follows:
The Company believes that the terms of the agreements with the related parties are comparable to the terms in arm’s-length
transactions with third-party customers and suppliers.
Transactions with related parties

	Year ended March 31, 2020	Year ended March 31, 2021	Year ended March 31, 2022
	RMB	RMB	RMB	US$

	(in thousands)
Sales of goods
Beijing Petdog	2,316	—	—	—

Online marketing and information services
Beijing Petdog	315	410	—	—
Weishi Network	—	—	19	3

	315	410	19	3

Purchase of merchandise
Nanjing Xingmu	751	—	—	—
Weishi Network	—	—	1,582	250
Nanjing Animal Pharmaceutical	45	250	1,020	161

	796	250	2,602	410

Loans granted to related parties
Shanghai Guangcheng Information (a)	—	—	33,395	5,268
Wuhan Chunzhijin (b)	—	5,690	2,600	410
Yingzhi (Lisa) Tang	—	—	1,750	276
Lijun Zhou	—	—	300	47
Nanjing Animal Pharmaceutical	1,000	500	—	—
Yan Jiang	—	200	70	11
Ying (Christina) Zhang	152	—	—	—
Di (Jackie) Chen	785	—	—	—
Fei Wang (c)	—	500	—	—

	1,937	6,890	38,115	6,012

Staff advances
Di (Jackie) Chen	6	—	—	—
Yingzhi (Lisa) Tang	—	10	—	—

	6	10	—	—

Advances provided to related parties
Nanjing Animal Pharmaceutical	—	2,073	—	—
Wuhan Chunzhijin	3.350	—	—	—

	3,350	2,073	—	—

Loans granted from related parties
Shanghai Guangcheng Information (d)	—	—	9,961	1,571
Yingzhi (Lisa) Tang (e)	1,450	—	—	—
Yan Jiang (f)	9,000	—	—	—
Di (Jackie) Chen (g)	1,250	—	—	—

	11,700	—	9,961	1,571

Amounts due from related parties

	As of March 31, 2020	As of March 31, 2021	As of March 31, 2022
	RMB	RMB	RMB	US$
Trade receivables from related parties
Beijing Petdog	1,564	—	—	—

Prepayments to related parties
Nanjing Animal Pharmaceutical	—	2,023	1,650	260
Weishi Network	—	—	1,582	250

	—	2,023	3,232	510

Other receivables from related parties
Wuhan Chunzhijin	2,481	7,295	7,594	1,198

Loans to related parties
Nanjing Animal Pharmaceutical	1,000	500	—	—
Yingzhi (Lisa) Tang	—	10	—	—
Yan Jiang	—	200	200	32
Di (Jackie) Chen (h)	785	785	—	—
Ying (Christina) Zhang	152	152	—	—
Lijun Zhou	—	—	200	32
Fei Wang (i)	—	500	500	79

	1,937	2,147	900	142

Amounts due to related parties

	As of March 31, 2020	As of March 31, 2021	As of March 31, 2022
	RMB	RMB	RMB	US$
Trade payables to related parties
Nanjing Animal Pharmaceutical	45	874	219	35

	As of March 31, 2020	As of March 31, 2021	As of March 31, 2022
	RMB	RMB	RMB	US$
Advances from related parties
Beijing Petdog	—	36	—	—

Long-term loan from related parties
Yingzhi (Lisa) Tang (j)	2,521	—	—	—
Yan Jiang (k)	9,000	—	—	—

	11,521	—	—	—

Notes:

(a)
In April 2021, the Company granted Shanghai Guangcheng Information a short-term loan with a total principal amount of RMB33.4 million (equivalent to USD5 million), bearing an interest rate of 3.5% per annum. The loan was fully repaid by March 31, 2022.

(b)	From April 2020 to January 2021, the Company provided interest free loans to Wuhan Chunzhijin with an aggregate amount of RMB5.7 million, which will be repaid on demand.
(c)
In January 2021, the Company entered into a
one-year
loan agreement with Fei Wang, for a principal amount of RMB0.5 million, bearing an interest rate of 4% per annum. This Loan was pledged by 515,000 stock options owned by Fei Wang.

(d)
In April 2021, the Company obtained a total loan facility up to USD5 million from Shanghai Guangcheng Information. During the year ended March 31, 2022, the Company drew down a total amount of USD1.5 million (equivalent to RMB10.0 million) from the loan facility, with interest bearing at 3.5% per annum. The loan was fully repaid by March 31, 2022.

(e)	In September 2019, the Company obtained a two-year loan of RMB1.5 million from Yingzhi (Lisa) Tang, bearing an interest rate of 9.0% per annum. The loan was early repaid in December 2020.
(f)	In September 2019, the Company obtained a two-year loan of RMB9 million from Yan Jiang, bearing an interest rate of 9.0% per annum. The loan was early repaid in December 2020.
(g)	In October 2019, Di (Jackie) Chen advanced RMB1.25 million to the Company, which was repaid by the Company in the same month.
(h)
In December 2019, the Company entered into a 12 month interest free loan agreement with, Di (Jackie) Chen, for a principal amount of RMB0.7 million. In December 2020, the loan contract was renewed for another one year.

(i)
In January 2021, the Company entered into a
one-year
loan agreement with Fei Wang, for a principal amount of RMB0.5 million, bearing an interest rate of 4% per annum. This Loan was pledged by 515,000 stock options owned by Fei Wang.

(j)
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

(k)	The balance as of December 31, 2019 represented a two-year loan of RMB9 million due to Yan Jiang, bearing an interest rate of 9.0% per annum. The loan was early repaid in December 2020.
Contractual Arrangements with the VIEs and their Respective Shareholders
See “Item 4. Information on the Company—4.C. Organizational Structure— Contractual Arrangements with the VIEs and their Respective Shareholders.”
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
We are an exempted company with limited liability incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Related to Dividend Distribution.”
Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands exempted company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant. If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other Than Equity Securities—12.D. American Depositary Shares.”
8.B. Significant Changes
Except as otherwise disclosed in this report, we have not experienced any significant changes since the date of our audited consolidated financial statements included herein.
ITEM 9. THE OFFER AND LISTING
9.A. Offering and Listing Details
Our ADSs have been listed on the New York Stock Exchange since September 30, 2020 under the symbol “BQ.” Each ADS represents 4.5 of our Class A ordinary shares.
9.B. Plan of Distribution
Not applicable.
9.C. Markets
Each ADS represents 4.5 of our Class A ordinary shares. Our ADSs have been listed on the New York Stock Exchange since September 30, 2020. Our ADSs trade under the symbol “BQ.”
9.D. Selling Shareholders
Not applicable.
9.E. Dilution
Not applicable.
9.F. Expenses of the Issue
Not applicable.

ITEM 10. ADDITIONAL INFORMATION
10.A. Share Capital
Not applicable.
10.B. Memorandum and Articles of Association
We are an exempted company with limited liability incorporated under the laws of the Cayman Islands and our affairs are governed by our
Post-IPO
MAA, as amended and restated from time to time, and Companies Act, and the common law of the Cayman Islands.
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
Cayman Islands
According to Clause 3 of our
Post-IPO
MAA, the objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by any law as provided by the Companies Act or as the same may be revised from time to time, or any other law of the Cayman Islands.
Board of Directors
See “Item 6. Directors, Senior Management and Employees.”
Ordinary Shares
General
. Holders of ordinary shares will have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of members (shareholders). We may not issue share to bearer. Our shareholders who are nonresidents of the Cayman Islands may freely hold and transfer their ordinary shares.
Dividends
. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to our
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
Conversion
. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any person who is not a founder or an affiliate of a founder, or upon a change of beneficial ownership of any Class B ordinary shares as a result of which any person who is not a founder or an affiliate of a founder becomes a beneficial owner of such Class B ordinary shares, each of such Class B ordinary shares will be automatically and immediately converted into one Class A ordinary share.
Voting Rights
. Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members. Each Class A ordinary share shall be entitled to one vote on all matters subject to vote at general and special meetings of our company and each Class B ordinary share shall be entitled to 20 votes on all matters subject to vote at general and special meetings of our company.

A quorum required for a meeting of shareholders consists of one or more shareholders holding a majority of all votes attaching to the issued and outstanding shares entitled to vote at general meetings, which shall include Merchant Tycoon Limited and any other entity that holds shares on behalf of and is jointly controlled by our Founders present in person or by proxy or, if a corporation or other nonnatural person, by its duly authorized representative. As an exempted company incorporated in the Cayman Islands, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our
Post-IPO
MAA provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our board of directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the Listing Rules at the NYSE. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of our shareholders may be called by a majority of our board of directors or our chairman or upon a requisition of any one or more of our shareholders who together hold shares which carry in aggregate not less than one-third
of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our
Post-IPO
MAA do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least thirty (30) calendar days is required for the convening of our annual general meeting and other general meetings unless such notice is waived in accordance with our articles of association.
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
Transfer of Ordinary Shares
. Subject to the restrictions in our
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
Liquidation
. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid up share capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them. Any distribution of assets or capital to a holder of ordinary share will be the same in any liquidation event.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares
. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 calendar days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.
Redemption, Repurchase and Surrender of Ordinary Shares
. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by or by an ordinary resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our
Post-IPO
MAA. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if we have has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.
Variations of Rights of Shares
. If at any time our share capital is divided into different classes or series of shares (and as otherwise determined by the directors), the rights attached to any class or series of shares may, subject to any rights or restrictions for the time being attached to any class or series of shares, only be materially adversely varied or abrogated with the consent in writing of the holders of not less than two-thirds
of the issued shares of that class or series or with the sanction of a special resolution at a separate meeting of the holders of the shares of the class or series by two-thirds
of the votes cast at such a meeting. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.
Inspection of Books and Records
. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association, our register of mortgages and charge, and any special resolution passed by our shareholders). However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”
Issuance of Additional Shares
. Our
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
Anti-Takeover Provisions
. Some provisions of our
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

Exempted Company
. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

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
“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of us (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).
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
In terms of material tax consequences in the Cayman Islands, there are no other taxes likely to be material to us or holders of the ADSs or ordinary shares levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. Payments of dividends and capital in respect of the ADSs or ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ADSs or ordinary shares, nor will gains derived from the disposal of the ADSs or ordinary shares be subject to Cayman Islands income or corporate tax.
People’s Republic of China Taxation
Under the PRC EIT Law, which became effective on January 1, 2008 and was most recently amended on December 29, 2018, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation regulations to the PRC EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

In addition, the STA Circular 82 issued by the STA in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: (a) senior management personnel and departments that are responsible for daily production, operation and management; (b) financial and personnel decision making bodies; (c) key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and (d) half or more of the senior management or directors having voting rights. Further to STA Circular 82, the STA issued the STA Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of STA Circular 82. STA Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Our company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located outside the PRC. As such, we do not believe that our company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. For similar reasons, we believe our other entities outside of China are also not PRC resident enterprises. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.
In terms of material tax consequences to ADS holders, if the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a 10% withholding tax would be imposed on dividends we pay to our non-PRC
enterprise shareholders (including the ADS holders). In addition, nonresident enterprise shareholders (including the ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares, if such gains are treated as derived from a PRC source. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC
individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC individual income tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC
shareholders of our company would be able to in practice, obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC
shareholders and ADS holders.”
Material U.S. Federal Income Tax Considerations
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
As used herein, a “U.S. Holder” is a person that for U.S. federal income tax purposes is a beneficial owner of the ADSs or Class A ordinary shares and:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.
Treasury regulations that apply to taxable years beginning on or after December 28, 2021, or the Foreign Tax Credit Regulations, may in some circumstances prohibit a U.S. person from claiming a foreign tax credit with respect to certain
non-U.S.
taxes that are not creditable under applicable income tax treaties. Accordingly, U.S. Holders that are not eligible for Treaty benefits should consult their tax advisers regarding the creditability or deductibility of any PRC taxes. The discussions below regarding the creditability or deductibility of PRC taxes do not apply to this type of U.S. Holders.
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
Passive Foreign Investment Company Rules
In general, a
non-U.S.
corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. For purposes of the above calculations, a
non-U.S.
corporation that owns (or is treated as owning for U.S. federal income tax purposes), directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and gains from financial investments. Cash is generally a passive asset for these purposes. Goodwill (the value of which may be determined by reference to the excess of the sum of the corporation’s market capitalization and liabilities over the value of its assets) is generally characterized as an active asset to the extent it is associated with business activities that produce active income.
Based on the composition of our income and assets and the average value of our assets (including goodwill), we believe that we were not a PFIC for our taxable year ended on March 31, 2022. However, because of the substantial decline in our market capitalization, there is a significant risk that we will be a PFIC for our current taxable year ending on March 31, 2023, and possibly future taxable years. We hold a substantial amount of cash and financial investments and while this continues to be the case, our PFIC status depends primarily on the average value of our goodwill. The value of our goodwill may be determined, in large part, by reference to our market capitalization, which has been in decline. As a result, the average value of our goodwill and other active assets may not be sufficiently large in relation to the average value of our passive assets for any taxable year. For example, we will likely be a PFIC for the taxable year ending March 31, 2023 if (i) the value of our goodwill is determined by reference to our market capitalization, (ii) the amount of cash and financial investments we hold for the remainder of our financial year remains substantial and (iii) our average market capitalization for the remainder of the year does not increase substantially. Because our annual PFIC status is a factual determination, it can be determined only after the end of the relevant taxable year. Moreover, it is not entirely clear how the contractual arrangements between us, the VIEs and their nominal shareholders will be treated for purposes of the PFIC rules, and we may be or become a PFIC if the VIEs are not treated as owned by us for these purposes.
If we are a PFIC for any taxable year and any entity in which we own or are deemed to own equity interests (including our subsidiaries and the VIEs) is also a PFIC (any such entity, a “Lower-tier PFIC”), U.S. Holders will be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and will be subject to U.S. federal income tax according to the rules described in the next paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holder did not receive any proceeds of those distributions or dispositions.

If we are a PFIC for any taxable year during which a U.S. Holder owns ADSs or Class A ordinary shares, and unless the mark-to-market
election described in the subsequent paragraph applies, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of its ADSs or Class A ordinary shares will be allocated ratably over its holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge will be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any taxable year on its ADSs or Class A ordinary shares exceed 125% of the average of the annual distributions on the ADSs or Class A ordinary shares received during the preceding three taxable years or the U.S. Holder’s holding period, whichever is shorter, such excess distributions will be subject to taxation in the same manner. If we are a PFIC for any taxable year during which a U.S. Holder owns ADSs or Class A ordinary shares, we will continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns the ADSs or Class A ordinary shares, even if we cease to meet the threshold requirements for PFIC status, unless the U.S. Holder makes a timely “deemed sale” election, in which case any gain on the deemed sale will be taxed under the PFIC rules described above. U.S. Holders should consult their tax advisers regarding the advisability of making a deemed sale election in the event that we are a PFIC for any taxable year and cease to be a PFIC thereafter.
Alternatively, if we are a PFIC and if the ADSs are “regularly traded” on a “qualified exchange,” a U.S. Holder of ADSs may be able to make a mark-to-market
election that would result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs will be treated as regularly traded for any calendar year in which more than a de minimis
quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter. The NYSE, where the ADSs are listed, is a qualified exchange for this purpose, but there is no assurance that our ADSs will be regularly traded. If a U.S. Holder of ADSs makes the mark-to-market
election, the U.S. Holder will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year to the extent of the net amount of income previously included as a result of the mark-to-market
election. If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market
election, with any excess treated as capital loss). If a U.S. Holder makes the mark-to-market
election, distributions paid on ADSs will be treated as discussed under “—Taxation of Distributions” below. U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market
election in their particular circumstances. In particular, U.S. Holders should consider carefully the impact of a mark-to-market
election with respect to their ADSs given that we may have Lower-tier PFICs, and there is no provision in the Code, Treasury regulations or other official guidance that would permit U.S. Holders to make a mark-to-market
election with respect to any Lower-tier PFIC, the shares of which are not regularly traded. Therefore, if we are a PFIC for any taxable year, a U.S. Holder could be subject to the general PFIC rules described in the preceding paragraph with respect to any Lower-tier PFIC, even if the U.S. Holder makes a mark-to-market
election with respect to us. A
mark-to-market
election will not be available for Class A ordinary shares unless they are regularly traded on a qualified exchange. Our Class A ordinary shares currently are not listed on any exchange and therefore, if our ADSs are delisted from trading on the NYSE, a mark-to-market
election will not be available.
If we are a PFIC (or with respect to a particular U.S. Holder are treated as a PFIC) for a taxable year of ours in which we pay a dividend or for the prior taxable year, the favorable tax rate described above with respect to dividends paid to certain noncorporate U.S. Holders will not apply.
We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.
If we are a PFIC for any taxable year during which a U.S. Holder owns any ADSs or Class A ordinary shares, subject to certain limited exceptions set forth in applicable Treasury regulations the U.S. Holder will be required to file annual reports with the Internal Revenue Service. U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC for any taxable year and the potential application of the PFIC rules to their ownership of ADSs or Class A ordinary shares.
Taxation of Distributions
The following is subject to the discussion under “—Passive Foreign Investment Company Rules” above.

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
U.S. Holders may be taxable at a favorable rate, provided that we are not a PFIC for our taxable year in which the dividend is paid or the preceding taxable year. Furthermore, assuming we are not entitled to the benefits of the Treaty (which is the position we have taken), the favorable tax rate will not apply if our ADSs are delisted from trading on the NYSE.
Non-corporate
U.S. Holders should consult their tax advisers to determine whether the favorable rate may apply to dividends, if any, and whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.
Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s, or in the case of ADSs, the depositary’s, receipt. The amount of any dividend income paid in
non-U.S.
currency will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the amount received. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.
Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “—People’s Republic of China Taxation,” dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, PRC taxes withheld from dividend payments (at a rate not exceeding any applicable Treaty rate) will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct creditable PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all creditable foreign taxes paid or accrued in the relevant taxable year.
Sale or Other Taxable Disposition of ADSs or Class A Ordinary Shares
The following is subject to the discussion under “—Passive Foreign Investment Company Rules” above.
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
As described in “—People’s Republic of China Taxation”, gains on the sale of ADSs or Class A ordinary shares may be subject to PRC taxes. Under the Code, capital gains of U.S. persons are generally treated as U.S. source income. However, a U.S. Holder may be able to elect to treat the gain as foreign-source income under the Treaty and claim foreign tax credit in respect of any PRC tax on dispositions. The Foreign Tax Credit Regulations generally preclude a U.S. Holder from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of ADSs or Class A ordinary shares if the U.S. Holder does not elect to apply the benefits of the Treaty. However, in that case it is possible that any PRC taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. The rules governing foreign tax credits and deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisers regarding the consequences of the imposition of any PRC tax on disposition gains, including the Treaty’s resourcing rule, the eligibility for the benefits of the Treaty in the U.S. Holders’ circumstances, the obligation to report a Treaty-based return position and any limitation on the creditability or deductibility of any PRC tax on disposition gains in their particular circumstances.
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
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Foreign exchange risk
Foreign currency exchange rate risk
The depreciation of RMB against US$ was approximately 6.3% in 2020. The depreciation of RMB against US$ was approximately 2.3% in 2021. It is difficult to predict how market forces or the PRC or the U.S. government policy may impact the exchange rate between RMB and US$ in the future.
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

As of March 31, 2022, we had
RMB-denominated
cash, cash equivalents of RMB115.1 (US$18.1 million). A 10% depreciation of RMB against U.S. dollar based on the foreign exchange rate on March, 2022 would result in a decrease of US$1.8 million in cash and cash equivalents. A 10% appreciation of RMB against U.S. dollar based on the foreign exchange rate on March 31, 2022 would result in an increase of US$1.8 million in cash and cash equivalents.
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s interest rate risk arises primarily from long-term borrowings. We had long-term borrowings of RMB68.1 million and nil as of March 31, 2021 and 2022. Borrowings issued at variable rates and fixed rates expose the Company to cash flow interest rate risk and fair value interest rate risk respectively. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.
Concentration of credit risk
Financial instruments that potentially subject us to the concentration of credit risks consist of cash and cash equivalents, short-term investment, accounts receivable and amounts due from related parties. The maximum exposures of such assets to credit risk is their carrying amounts as of the balance sheet dates. We deposit our cash and cash equivalents and short-term investment with financial institutions located in jurisdictions where the subsidiaries are located. We believe that no significant credit risk exists as these financial institutions have high credit quality.
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
As for our suppliers, the following table summarizes our supplier contributing more than 10% of the total purchases of the Company:

	As of March 31, 2020	As of March 31, 2021	As of March 31, 2022
Royal Canin China Co., Ltd.	24%	19%	17%
Inflation risk
Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for March 2020, 2021 and 2022 were increases of 4.3%, 0.4% and 1.5%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.
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
The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

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
14.E. Use of Proceeds
The following “Use of Proceeds” information relates to the registration statement on Form
F-1
(File
No. 333-
248641), as amended, including the annual report contained therein, which registered 5,250,000 Class A ordinary shares representing by ADSs, for our initial public offering, which closed on October 2, 2020, at an initial offering price of US$10.0 per ADS. Roth Capital Partners, LLC was the representative of the underwriters.
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
For the period from the closing of our initial public offering to March 31 2022, we used approximately US$9.0 million of the net proceeds received from our initial public offering for general corporate purposes. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statements on Form
F-1.
None of these net proceeds from our initial public offering and the optional offering was paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates or others.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule
13a-15(e)
under the Exchange Act) as of the end of the period covered by this report, as required by Rule
13a-15(b)
under the Exchange Act.
Based upon that evaluation, our management has concluded that, as of March 31, 2022, due to the outstanding material weaknesses described below, our disclosure controls and procedures were not effective. We started to undertake steps to remediate the material weaknesses in our disclosure controls and procedures as set forth below under “Internal Control over Financial Reporting.”

Internal Control Over Financial Reporting
In connection with the audit of our consolidated financial statements as of and for the fiscal year ended March 31, 2022, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.
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
The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. See “Risk Factors—Risks Relating to Our Business and Industry— If we fail to implement and maintain an effective system of internal controls to remediate our material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of ADSs may be materially and adversely affected.”
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
Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule
13a-15(f)
and
15d-15(f)
under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule
13a-15(c)
of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of March 31, 2022 due to material weaknesses identified in our internal control over financial reporting as described above.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.
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
F-1
(file
No. 333-248641)
filed with the SEC on September 8, 2020, as amended, and posted a copy of our code of business conduct and ethics on our website at www.ir.boqii.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.
ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Auditor Fees
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, for the periods indicated.

	Fiscal Year Ended March 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Audit Fees (1)	9,800	7,800	5,300	836

Tax Fees (2)	—	40	—	—

Total	9,800	8,200	5,300	836

Notes:

(1)
Audit Fees
. Audit fees mean the aggregate fees billed in each of the fiscal periods listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.

(2)
Tax Fees
. Tax fees represents the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal accountant for tax compliance, tax advice and tax planning.

The policy of our audit committee is to preapprove all audit and nonaudit services provided by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, including audit services and audit-related services as described above, other than those for de minimus
services which are approved by the audit committee prior to the completion of the audit.
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
Director independence
The NYSE Standards require a majority of the membership of NYSE-listed company boards to be composed of independent directors, which is not required under Cayman Islands law, the law of our country of incorporation. Our Board of Directors currently consists of five members, three of whom are independent directors.
Nonmanagement directors’ executive sessions
The NYSE Standards require nonmanagement directors of NYSE-listed companies to meet at regularly scheduled executive sessions without management. We are not subject to this requirement under the Cayman Islands law.
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
ITEM 16.H. MINE SAFETY DISCLOSURE
Not applicable.
ITEM 16.I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

PART III
ITEM 17. FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.
ITEM 18. FINANCIAL STATEMENTS
The consolidated financial statements of Boqii Holding Limited are included at the end of this annual report.
ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1	Twelfth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

2.1	Form of Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.3 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.2 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

2.3	Form of Deposit Agreement among the Registrant, the depositary and owners of the American Depositary Shares (incorporated by reference to Exhibit 4.3 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

2.4*	Description of Securities registered under Section 12 of the Exchange Act

4.1	The Amended and Restated 2018 Global Share Plan (incorporated by reference to Exhibit 10.1 to our registration statement on Form S-8 (File No. 333-265313), as amended, initially filed with the SEC on May 31, 2022)

4.2	Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.3	Form of Employment Agreement between the Registrant and a director or executive officer of the Registrant (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.4	Tenth Amended and Restated Warrant Holders and Shareholders Agreement by and among the Registrant, its ordinary shareholder, preferred shareholders and other parties named therein dated August 19, 2020 (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.5	English translation of English translation of Equity Pledge Agreement entered on October 16, 2019, by and between Shanghai Xincheng, Shanghai Guangcheng, and then shareholders of Shanghai Guangcheng (incorporated by reference to Exhibit 10.8 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.6	English translation of Equity Pledge Agreement entered on August 4, 2020 by and between Shanghai Xincheng, Shanghai Guangcheng, and Shanghai Chelin Information Technology Center (Limited Partnership), a then shareholders of Shanghai Guangcheng (incorporated by reference to Exhibit 10.9 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.7	English translation of Exclusive Call Option Agreement entered on August 4, 2020, by and between Shanghai Xincheng, Shanghai Guangcheng and then shareholders of Shanghai Guangcheng (incorporated by reference to Exhibit 10.10 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

Exhibit Number	Description of Document

4.8	English translation of Exclusive Technical Consulting and Service Agreement entered into on August 4, 2020 by and between Shanghai Xincheng and Shanghai Guangcheng (incorporated by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.9	English translation of Intellectual Property License Agreement entered into on August 4, 2020 by and between Shanghai Xincheng and Shanghai Guangcheng (incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.10	English translation of Shareholders’ Voting Rights Proxy Agreement entered into on August 4, 2020, by and among Shanghai Xincheng, Shanghai Guangcheng, and then shareholders of Shanghai Guangcheng (incorporated by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.11	English translation of Shareholders’ Voting Rights Proxy Agreement entered into on September 26, 2019, by and among Xingmu WFOE, Nanjing Xingmu, and certain shareholders of Nanjing Xingmu (incorporated by reference to Exhibit 10.14 to our registration statement on Form F-1, File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.12	English translation of Equity Pledge Agreement entered on September 26, 2019, by and between Xingmu WFOE, Nanjing Xingmu, and certain shareholders of Nanjing Xingmu (incorporated by reference to Exhibit 10.15 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.13	English translation of Exclusive Call Option Agreement entered on September 26, 2019, by and between Xingmu WFOE, Nanjing Xingmu and certain shareholders of Nanjing Xingmu (incorporated by reference to Exhibit 10.16 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.14	English translation of Exclusive Technical Consulting and Service Agreement entered into on September 26, 2019 by and between Xingmu WFOE and Nanjing Xingmu (incorporated by reference to Exhibit 10.12 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.15	English translation of Intellectual Property License Agreement entered into on September 26, 2019 by and between Xingmu WFOE and Nanjing Xingmu (incorporated by reference to Exhibit 10.13 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.16	English translation of Shareholders’ Voting Rights Proxy Agreement entered into on September 26, 2019, by and among Xingmu WFOE, Nanjing Xingmu, and certain shareholders of Nanjing Xingmu (incorporated by reference to Exhibit 10.14 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.17	English translation of Spousal Consent Letter signed by Ms. Jiajia Chen dated September 26, 2019 (incorporated by reference to Exhibit 10.18 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.18	English translation of Spousal Consent Letter signed by Ms. Yan Wang dated September 26, 2019 (incorporated by reference to Exhibit 10.19 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.19*	English translation of Equity Pledge Agreement entered on June, 2021, by and between Shanghai Xincheng, Suzhou Taicheng, and certain shareholders of Suzhou Taicheng

4.20*	English translation of Exclusive Call Option Agreement entered on June, 2021, by and between Shanghai Xincheng, Suzhou Taicheng and certain shareholders of Suzhou Taicheng

4.21*	English translation of Exclusive Technical Consulting and Service Agreement entered into on June, 2021 by and between Shanghai Xincheng and Suzhou Taicheng

4.22*	English translation of Intellectual Property License Agreement entered into on June, 2021 by and between Shanghai Xincheng and Suzhou Taicheng

Exhibit Number	Description of Document

4.23*	English translation of Shareholders’ Voting Rights Proxy Agreement entered into on June 2021, by and among Shanghai Xincheng, Suzhou Taicheng, and certain shareholders of Suzhou Taicheng

8.1*	Principal Subsidiaries and VIEs of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder (Hong Kong) LLP

15.2*	Consent of Commerce & Finance Law Offices

15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP

101.INS*	Inline XBRL Instance Document- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith
**	Furnished herewith

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BOQII HOLDING LIMITED

By:	/s/ Yingzhi (Lisa) Tang
	Name:	Yingzhi (Lisa) Tang
	Title:	Director, co-Chief Executive Officer and Chief Financial Officer
Date: July 27, 2022

BOQII HOLDING LIMITED

Report of Independent Registered Public Accounting Firm
To the
Board of Directors and Shareholders of Boqii Holding Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Boqii Holding Limited and its subsidiaries (the “Company”) as of March 31, 2022 and 2021, and the related consolidated statements of loss and comprehensive loss, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended March 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2022 in conformity with accounting principles generally accepted in the United States of America.
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
We conducted our audits of these consolidated
financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
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
Shanghai, the People’s Republic of China
July 27, 2022
We have served as the Company’s auditor since 2020.

BOQII HOLDING LIMITED
CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2021 AND 2022
(All amounts in thousands, except for share and per share data, unless otherwise noted)

		As of March 31,
	Note	2021	2022
		RMB	RMB	US$ (Note 2(f))
ASSETS
Current assets:
Cash and cash equivalents	5	292,237	162,855	25,690
Short-term investments		168,546	128,084	20,205
Accounts receivable, net	6	45,732	49,231	7,766
Inventories, net	7	91,551	109,921	17,340
Prepayments and other current assets	8	85,261	116,738	18,415
Amounts due from related parties	27	11,465	11,726	1,850

Total current assets		694,792	578,555	91,266

Non-current assets:
Property and equipment, net	9	8,386	7,779	1,227
Intangible assets	10	29,537	25,544	4,029
Operating lease right-of-use assets	15	29,234	38,567	6,084
Long-term investments	11	74,330	82,319	12,986
Goodwill	12	40,184	40,684	6,418
Other non-current asset	13	4,111	4,861	767

Total non-current assets		185,782	199,754	31,511

Total assets		880,574	778,309	122,777

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB3,484 and RMB872 as of March 31, 2021 and 2022, respectively)	22	85,566	161,126	25,417
Accounts payable (including accounts payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB29,940 and RMB55,144 as of March 31, 2021 and 2022, respectively, and intra-group payables due to the Group’s entities of RMB409,939 and RMB605,803 as of March 31, 2021 and 2022, respectively)		71,848	94,224	14,863
Salary and welfare payable (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB4,851 and RMB5,597 as of March 31, 2021 and 2022, respectively)		6,309	6,871	1,084
Accrued liabilities and other current liabilities (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB24,536 and RMB25,786 as of March 31, 2021 and 2022, respectively, and intra-group payables due to the Group’s entities of RMB201,173 and RMB340,157 as of March 31, 2021 and 2022, respectively)	14	30,055	27,324	4,310
Amounts due to related parties, current (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB910 and RMB4 as of March 31, 2021 and 2022, respectively)	27	910	219	35
Contract liabilities (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB3,706 and RMB7,007 as of March 31, 2021 and 2022, respectively)		3,866	7,007	1,105
Operating lease liabilities, current (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB6,058 and RMB7,238 as of March 31, 2021 and 2022, respectively)	15	8,063	10,001	1,578
Derivative liabilities (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of nil as of March 31, 2021 and 2022, respectively)	22	9,996	9,086	1,433

Total current liabilities		216,613	315,858	49,825

BOQII HOLDING LIMITED
CONSOLIDATED BALANCE SHEETS (CONTINUED)
AS OF MARCH 31, 2021 AND 2022
(All amounts in thousands, except for share and per share data, unless otherwise noted)

		As of March 31,
	Note	2021	2022
		RMB	RMB	US$ (Note 2(f))
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY (CONTINUED)
Non-current liabilities
Deferred tax liabilities (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB1,852 and RMB(1,369) as of March 31, 2021 and 2022, respectively)	18	8,958	4,847	765
Operating lease liabilities, non-current (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB19,997 and RMB28,197 as of March 31, 2021 and 2022, respectively)	15	19,997	28,197	4,448
Long-term borrowings (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB872 and nil as of March 31, 2021 and 2022, respectively)	22	68,075	—	—
Other debts, non-current (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB415,122 and RMB157,874 as of March 31, 2021 and 2022, respectively)	22	433,292	181,062	28,562

Total non-current liabilities		530,322	214,106	33,775

Total liabilities		746,935	529,964	83,600

Commitments and contingencies (Note 2 9 )
Mezzanine equity:
Redeemable non-controlling interests	21	5,946	6,522	1,029

Total mezzanine equity		5,946	6,522	1,029

Shareholders’ equity:
Class A ordinary shares (US$0.001 par value; 129,500,000 shares authorized, 54,505,108 shares issued and outstanding as of March 31, 2021; 129,500,000 shares authorized, 55,709,591 shares issued and outstanding as of March 31, 2022)	19	364	372	59
Class B ordinary shares (US$0.001 par value; 15,000,000 shares authorized, 13,037,729 shares issued and outstanding as of March 31, 2021 and March 31, 2022)	19	82	82	13
Additional paid-in capital		3,272,612	3,295,336	519,826
Statutory reserves		3,047	3,433	542
Accumulated other comprehensive loss		(20,172)	(46,069)	(7,267)
Accumulated deficit		(2,759,882)	(2,889,233)	(455,765)
Receivable for issuance of ordinary shares	2 3	(413,377)	(164,746)	(25,988)

Total Boqii Holding Limited shareholders’ equity		82,674	199,175	31,420

Non-controlling interests		45,019	42,648	6,728

Total shareholders’ equity		127,693	241,823	38,148

Total liabilities, mezzanine equity and shareholders’ equity		880,574	778,309	122,777

The accompanying notes are an integral part of these consolidated financial statements.

BOQII HOLDING LIMITED
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022
(All amounts in thousands, except for share and per share data, unless otherwise noted)

		Year Ended March 31,
	Note	2020	2021	2022
		RMB	RMB	RMB	US$ (Note 2(f))
Net revenues:
Product sales		767,496	1,003,197	1,137,329	179,409
Online marketing and information services and other revenue		2,741	7,788	49,100	7,745

Total revenues		770,237	1,010,985	1,186,429	187,154
Total cost of revenue		(611,470)	(823,686)	(943,698)	(148,865)

Gross profit		158,767	187,299	242,731	38,289

Operating expenses:
Fulfillment expenses		(115,887)	(120,188)	(134,026)	(21,142)
Sales and marketing expenses		(128,387)	(160,201)	(170,986)	(26,972)
General and administrative expenses		(54,277)	(113,972)	(76,248)	(12,028)
Other income, net		2,398	1,067	280	44

Loss from operations		(137,386)	(205,995)	(138,249)	(21,809)

Interest income		400	17,553	15,477	2,441
Interest expense	16	(59,268)	(27,650)	(20,884)	(3,294)
Other gain (losses), net	17	6,984	11,332	6,020	950
Fair value change of derivative liabilities		13,345	11,369	2,824	445

Loss before income tax expenses		(175,925)	(193,391)	(134,812)	(21,267)
Income tax expenses	18	512	871	1,571	248
Share of results of equity investees		(520)	(696)	418	65

Net loss		(175,933)	(193,216)	(132,823)	(20,954)
Less: Net income attributable to the non-controlling interest shareholders		3,091	1,228	(4,433)	(699)

Net loss attributable to Boqii Holding Limited		(179,024)	(194,444)	(128,390)	(20,255)
Accretion on convertible redeemable preferred shares to redemption value	20	(204,796)	120,873	—	—
Accretion on redeemable non-controlling interests to redemption value	21	—	(138)	(575)	(91)
Deemed dividend to preferred shareholders		(1,142)	(12,547)	—	—

Net loss attributable to Boqii Holding Limited’s ordinary shareholders		(384,962)	(86,256)	(128,965)	(20,346)

Net loss		(175,933)	(193,216)	(132,823)	(20,954)
Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil tax		2,021	(32,148)	(16,529)	(2,606)
Unrealized securities holding gains/(losses)		3,209	772	(9,368)	(1,478)

Total comprehensive loss		(170,703)	(224,592)	(158,720)	(25,038)

Less: Total comprehensive loss/(income) attributable to non- controlling interests shareholders		3,091	1,228	(4,433)	(699)

Total comprehensive loss attributable to Boqii Holding Limited		(173,794)	(225,820)	(154,287)	(24,339)

Net loss per share attributable to Boqii Holding Limited’s ordinary shareholders
— basic		(17.31)	(1.29)	(1.90)	(0.30)
— diluted		(17.31)	(1.29)	(1.90)	(0.30)
Weighted average number of ordinary shares
— basic		22,238,454	66,953,610	68,006,172	68,006,172
— diluted		22,238,454	66,953,610	68,006,172	68,006,172
The accompanying notes are an integral part of these consolidated financial statements.

BOQII HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary Shares (US$0.001 per value)		Additional Paid-in Capital	Statutory reserves	Accumulated other comprehensive income	Accumulated deficit	Non-controlling interests	Receivable for issuance of ordinary shares	Total Shareholders’ Deficit
	Number of Shares	Amount
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balances as of March 31, 2019	20,938,500	130	—	1,650	5,974	(1,630,819)	4,627	—	(1,618,438)
Share-based compensation	1,299,954	9						(9)	—
Foreign currency translation adjustment	—	—	—	—	2,021	—	—	—	2,021
Appropriations to statutory reserves	—	—	—	778	—	(778)	—	—	—
Deemed dividend to preferred shareholders (Note 20)	—	—	—	—	—	(1,142)	—	—	(1,142)
Accretion to redemption value of redeemable convertible preferred shares (Note 20)	—	—	—	—	—	(204,796)	—	—	(204,796)
Unrealized securities holding gains, net of tax	—	—	—	—	3,209	—	—	—	3,209
Acquisition of subsidiaries	—	—	—	199	—	(199)	36,023	—	36,023
Net loss	—	—	—	—	—	(179,024)	3,091	—	(175,933)

Balances as of March 31, 2020	22,238,454	139	—	2,627	11,204	(2,016,758)	43,741	(9)	(1,959,056)

The accompanying notes are an integral part of these consolidated financial statements

BOQII HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary Shares (US$0.001 per value)		Class A Ordinary Shares (US$0.001 per value)		Class B Ordinary Shares (US$0.001 per value)		Additional Paid-in Capital	Statutory reserves	Accumulated other comprehensive income	Accumulated deficit	Non-controlling interests	Receivable for issuance of ordinary shares	Total Shareholders’ (Deficit)/ Equity
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balances as of March 31, 2020	22,238,454	139	—	—	—	—	—	2,627	11,204	(2,016,758)	43,741	(9)	(1,959,056)
Share-based compensation	—	—	—	—	—	—	55,022	—	—	—	—	9	55,031
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(32,148)	—	—	—	(32,148)
Appropriations to statutory reserves	—	—	—	—	—	—	—	420	—	(420)	—	—	—
Deemed dividend to preferred shareholders (Note 20)	—	—	—	—	—	—	—	—	—	(12,547)	—	—	(12,547)
Accretion to redemption value of redeemable convertible preferred shares (Note 20)	—	—	—	—	—	—	—	—	—	120,873	—	—	120,873
Accretion to redemption value of redeemable non-controlling interests (Note 21)	—	—	—	—	—	—	—	—	—	(138)	—	—	(138)
Unrealized securities holding gains, net of tax	—	—	—	—	—	—	—	—	772	—	—	—	772
Exercise of CMB Warrant (Note 20)	—	—	—	—	—	—	—	—	—	(656,448)	—	—	(656,448)
Capital contribution from non-controlling interests	—	—	—	—	—	—	—	—	—	—	50	—	50
Receivable for issuance of convertible redeemable preferred shares	—	—	—	—	—	—	—	—	—	—	—	(413,377)	(413,377)
Conversion of ordinary shares into Class A and Class B ordinary shares	(22,238,454)	(139)	10,033,850	63	12,204,604	76	—	—	—	—	—	—	—
Issuance of Class A ordinary shares upon initial public offering (“IPO”), net of cost of issuance (Note 19)	—	—	5,250,000	36	—	—	395,035	—	—	—	—	—	395,071
Conversion of Series A convertible redeemable preferred shares upon completion of the IPO	—	—	7,844,137	53	—	—	461,392	—	—	—	—	—	461,445

BOQII HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary Shares (US$0.001 per value)		Class A Ordinary Shares (US$0.001 per value)		Class B Ordinary Shares (US$0.001 per value)		Additional Paid-in Capital	Statutory reserves	Accumulated other comprehensive income	Accumulated deficit	Non-controlling interests	Receivable for issuance of ordinary shares	Total Shareholders’ (Deficit)/ Equity
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Conversion of Series B convertible redeemable preferred shares upon completion of the IPO	—	—	8,557,980	57	—	—	504,280	—	—	—	—	—	504,337
Conversion of Series C convertible redeemable preferred shares upon completion of the IPO	—	—	4,684,976	32	833,125	6	331,427	—	—	—	—	—	331,465
Conversion of Series C+ convertible redeemable preferred shares upon completion of the IPO	—	—	6,883,520	47	—	—	662,761	—	—	—	—	—	662,808
Conversion of Series D convertible redeemable preferred shares upon completion of the IPO	—	—	2,526,026	17	—	—	180,987	—	—	—	—	—	181,004
Conversion of Series D-1 convertible redeemable preferred shares upon completion of the IPO	—	—	2,178,530	15	—	—	164,844	—	—	—	—	—	164,859
Conversion of Series D-2 convertible redeemable preferred shares upon completion of the IPO	—	—	1,182,803	8	—	—	92,306	—	—	—	—	—	92,314
Conversion of Series E convertible redeemable preferred shares upon completion of the IPO	—	—	5,885,210	40	—	—	455,940	—	—	—	—	—	455,980
Repurchase of Ordinary Shares	—	—	(521,924)	(4)	—	—	(31,382)	—	—	—	—	—	(31,386)
Net loss	—	—	—	—	—	—	—	—	—	(194,444)	1,228	—	(193,216)

Balances as of March 31, 2021	—	—	54,505,108	364	13,037,729	82	3,272,612	3,047	(20,172)	(2,759,882)	45,019	(413,377)	127,693

BOQII HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Class A Ordinary Shares (US$0.001 per value)		Class B Ordinary Shares (US$0.001 per value)		Additional Paid-in Capital	Statutory reserves	Accumulated other comprehensive income	Accumulated deficit	Non-controlling interests	Receivable for issuance of ordinary shares	Total Shareholders’ Equity
	Number of Shares	Amount	Number of Shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balances as of March 31, 2021	54,505,108	364	13,037,729	82	3,272,612	3,047	(20,172)	(2,759,882)	45,019	(413,377)	127,693
Foreign currency translation adjustment	—	—	—	—	—	—	(16,529)	—	—	—	(16,529)
Accretion on redeemable non-controlling interests to redemption value	—	—	—	—	—	—	—	(575)	—	—	(575)
Receivable for issuance of ordinary shares (Note 23)	—	—	—	—	—	—	—	—	—	248,631	248,631
Unrealized securities holding losses, net of tax	—	—	—	—	—	—	(9,368)	—	—	—	(9,368)
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	1,817	—	1,817
Issuance of ordinary shares for the exercise of stock options	1,204,483	8	—	—	8,315	—	—	—	—	—	8,323
Capital contribution from non-controlling interests	—	—	—	—	—	—	—	—	245	—	245
Appropriations to statutory reserves	—	—	—	—	—	386	—	(386)	—	—	—
Share-based compensation	—	—	—	—	14,409	—	—	—	—	—	14,409
Net loss	—	—	—	—	—	—	—	(128,390)	(4,433)	—	(132,823)

Balances as of March 31, 2022	55,709,591	372	13,037,729	82	3,295,336	3,433	(46,069)	(2,889,233)	42,648	(164,746)	241,823

The accompanying notes are an integral part of these consolidated financial statements

BOQII HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED March 31, 2020, 2021 AND 2022
(All amounts in thousands, except for share and per share data, unless otherwise noted)

		Year Ended March 31,
	Note	2020	2021	2022
		RMB	RMB	RMB	US$ (Note 2(f))
Cash flows from operating activities:

Net loss		(175,933)	(193,216)	(132,823)	(20,954)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization expense		4,588	7,083	7,678	1,211
Provision for inventories		273	(8)	311	49
Provision for doubtful accounts	6	271	(107)	213	34
Interest expense of other debts	16	53,934	21,611	17,144	2,704
Interest receivable for issuance of ordinary shares		—	(15,394)	(14,239)	(2,246)
Amortization of right-of-use assets	15	15,708	11,687	11,705	1,846
Interest of lease liabilities	15	1,353	1,596	1,949	307
Investment income		—	—	622	98
Share of results of equity investees		520	131	(418)	(66)
Loss /(gain) on disposal of property and equipment		31	20	(104)	(16)
Gain on disposal of other debts		(10,095)	(6,846)	—	—
Gain from the re-measurement of the previously held equity interest to the fair value in the business acquisition	17	(481)	—	(127)	(20)
Share-based compensation expense	2 4	—	55,022	14,409	2,273
Fair value change of derivative liabilities	2 6	(13,345)	(11,369)	(2,824)	(445)
Deferred tax expense		(661)	(1,889)	(989)	(156)
Changes in operating assets and liabilities, net of effects of businesses acquired:
Accounts receivable		(16,010)	(880)	(6,131)	(967)
Inventories		15,486	(38,839)	(23,176)	(3,656)
Prepayments and other current assets		3,331	(48,853)	(35,056)	(5,530)
Amounts due from related parties		(1,944)	(2,663)	490	77
Operating lease liabilities	15	(18,183)	(12,850)	(12,849)	(2,027)
Accounts payable		(19,535)	(22,029)	18,106	2,856
Salary and welfare payable		355	2,518	293	46
Accrued liabilities and other current liabilities		574	667	1,954	308
Amounts due to related parties		(105)	1,062	(808)	(127)
Contract liabilities		1,887	(5,229)	3,140	495
Other non-current assets		(7,931)	11,289	4,026	635

Net cash used in operating activities		(165,912)	(247,486)	(147,504)	(23,271)

Cash flows from investing activities:
Loan receivables advanced to a third party		(37,671)	(49,392)	(2,376)	(375)
Repayments on loan receivables from a third party		12,013	44,840	2,579	407
Loan receivables advanced to a related party		—	(4,814)	(35,995)	(5,678)
Repayments on loan receivables from a related party		—	—	35,245	5,560
Acquisition of subsidiaries, net of cash and cash equivalents acquired		1,783	—	—	—
Increase/(decrease) in short-term investments		—	(168,546)	40,462	6,383
Purchase of intangible assets		(2)	—	(24)	(4)
Purchase of property and equipment		(1,204)	(6,509)	(3,077)	(485)
Disposal of property and equipment		5	4	125	20
Acquisitions of long-term investments		(50,000)	—	(15,792)	(2,491)
Disposal of equity investees		20	—	—	—

Net cash generated from/ ( used in ) investing activities		(75,056)	(184,417)	21,147	3,337

BOQII HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED March 31, 2020, 2021 AND 2022
(All amounts in thousands, except for share and per share data, unless otherwise noted)

		Year Ended March 31,
	Note	2020	2021	2022
		RMB	RMB	RMB	US$ (Note 2(f))
Cash flows from financing activities:
Proceeds from issuance of convertible redeemable preferred shares , net of issuance costs		41,197	354,825	—	—
Acquisition of additional interests in subsidiaries from non-controlling interests		—	—	245	39
Proceeds from short-term and long-term borrowings		162,501	87,846	185,614	29,280
Repayments of short-term and long-term borrowings		(43,533)	(74,000)	(176,897)	(27,905)
Proceeds from issuance of other debts, net of issuance costs		134,867	16,940	—	—
Proceeds from issuance of ordinary shares		—	—	262,870	41,467
Repayments of other debts		—	(130,827)	(270,860)	(42,727)
Proceeds from exercise of share option		—	9	1,023	161
Proceeds from the initial public offering, net of underwriter discounts and commissions and other offering costs paid		—	393,698	—	—

Net cash flows generated from financing activities		295,032	648,491	1,995	315

Net increase (decrease) in cash, cash equivalents and restricted cash		54,064	216,588	(124,362)	(19,619)

Cash, cash equivalents and restricted cash at beginning of year		27,217	88,352	292,237	46,099

Effects of exchange rate changes on cash, cash equivalents and restricted cash		7,071	(12,703)	(5,020)	(790)

Cash, cash equivalents and restricted cash at end of year		88,352	292,237	162,855	25,690

Supplemental schedule of non-cash investing and financing activities:
Accretion on convertible redeemable preferred shares		(204,796)	120,873	—	—
Accretion on redeemable non-controlling interests		—	(138)	(575)	(91)
Deemed dividend to preferred shareholders		(1,142)	(12,547)	—	—
Non-cash consideration paid for business acquisitions		(33,440)	—	—	—
Unpaid cash consideration for business acquisitions		—	—	(2,938)	(463)
Additional ASC 842 supplemental disclosure:
Cash paid for fixed operating lease costs included in the measurement of lease obligations in operating activities		18,183	12,850	12,849	2,027
Right-of-use assets obtained in exchange for operating lease obligations		10,051	25,970	21,038	3,319
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
As of March 31, 2022, the Company’s principal subsidiaries, consolidated VIEs and major VIEs’ subsidiaries are as follows:

Name of subsidiaries and VIE	Place of incorporation	Date of incorporation or acquisition	Percentage of direct or indirect	Principal activities

Subsidiaries:

Boqii Corporation Limited (“Boqii Corporation”)	Hong Kong	July 2012	100%	Investment holding

Boqii International Limited	Hong Kong	August 2016	100%	Investment holding

Xingmu International Limited	British Virgin Islands	August 2019	51%	Investment holding

Xingmu HK Limited	Hong Kong	November 2019	51%	Investment holding

Nanjing Xinmu Information Technology Co., Ltd. (“Xingmu WFOE”)	Nanjing, the PRC	November 2019	51%	Technology development and sales of merchandise

Xincheng (Shanghai) Information Technology Co., Ltd. (“Shanghai Xincheng”)	Shanghai, the PRC	November 2012	100%	Technology development and sales of merchandise

Shanghai Yiqin Pets Products Co., Ltd.	Shanghai, the PRC	February 2013	100%	Technology development and sales of merchandise

Consolidated VIEs

Guangcheng (Shanghai) Information Technology Co., Ltd.	Shanghai, the PRC	November 2012	100%	Operates the Company’s own online e-commerce platform

Nanjing Xingmu Biotechnology Co., Ltd. (“Nanjing Xingmu”)	Nanjing, the PRC	November 2019	51%	Biotechnology research and development

Suzhou Taicheng Supply Chain Co., Ltd. (“Suzhou Taicheng”)	Suzhou, the PRC	June 2021	100%	Sales of merchandise

Subsidiaries of VIEs

Boqii (Shanghai) Information Technology Co., Ltd.	Shanghai, the PRC	August 2014	90%	Technology development

Tianjing Guangcheng Information Technology Co., Ltd.	Tianjin, the PRC	June 2017	100%	Sales of merchandise

Nanjing Cuida Biotechnology Co. Ltd.(“Cuida”)	Nanjing, the PRC	April 2017	70%	Biotechnology extension services

Taizhou Xingmu Biotechnology Co., Ltd.	Taizhou, the PRC	November 2019	80%	Biotechnology research and development

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

1.	Organization and principal activities (continued)

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
Other events that will lead to loan repayments include: the Nominee Shareholders receiving a written notice from the relevant PRC subsidiaries requesting loan repayments; the death or loss of capacity for civil conduct of the Nominee Shareholders; the Nominee Shareholders no longer acting as shareholders of the relevant VIEs or employees of the relevant VIEs, PRC subsidiaries or their related parties; the Nominee Shareholders being involved in criminal activities; or, any third party making a claim in an amount over RMB 500,000 against the Nominee Shareholders.
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
One set of existing Contractual Agreements were initially entered into in September 2012 by Shanghai Xincheng (one of the Company’s WOFEs), Shanghai Guangcheng (one of the Company’s VIEs) and its nominee shareholders, was subsequently amended and restated on substantially similar terms in September 2017, October 2019 and August 2020, respectively. Another set of existing Contractual Agreements were entered into in September 2019 by Xingmu WFOE (one of the Company’s WOFEs), Nanjing Xingmu (one of the Company’s VIEs) and its Nominee Shareholders. A new set of Contractual Agreements were entered into in June 2021 by Shanghai Xincheng (one of the Company’s WOFEs), Suzhou Taicheng (one of the Company’s VIEs) and its Nominee Shareholders. The Loan Agreements, Exclusive Option Agreements, Proxy Agreement and Power of Attorney, Exclusive Consultation and Service Agreements, Intellectual Property License Agreements and Equity Interest Pledge Agreements were amended to reflect the changes of shareholders’ holding in the VIE in their respective dates. No other material terms or conditions of these agreements were changed or altered. There was no impact to the Group’s effective control over the VIEs and the Group continues to consolidate the VIEs.
(c) Risks in relations to the VIE structure
Under the Contractual Agreements with the consolidated VIEs, the Company has the power to direct activities of the consolidated VIEs and VIEs’ subsidiaries through the Company’s relevant PRC subsidiaries, and can have assets transferred freely out of the consolidated VIEs and VIEs’ subsidiaries without restrictions. Therefore, the Company considers that there is no asset of the consolidated VIEs that can only be used to settle obligations of the respective consolidated VIEs, except for the registered capital of the consolidated VIEs amounting to RMB52 million and RMB62 million as of March 31, 2021 and 2022. Since the consolidated VIEs and VIEs’ subsidiaries are incorporated as limited liability companies under the PRC Law, creditors of the consolidated VIEs and VIEs’ subsidiaries do not have recourse to the general credit of the Company.
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
(c) Risks in relations to the VIE structure (continued)

The following table set forth the assets, liabilities, results of operations and changes in cash, cash equivalents and restricted cash of the consolidated VIEs and their subsidiaries taken as a whole, which were included in the Company’s consolidated financial statements with intercompany transactions eliminated (RMB in thousands):

	As of March 31,
	2021	2022
	RMB	RMB
Cash and cash equivalents	17,886	20,567
Accounts receivable, net	27,393	31,435
Amounts due from related parties	11,465	11,726
Inventories, net	11,349	16,014
Prepayments and other current assets	33,445	57,107
Intra-Group receivables due from the Group’s entities	47,592	16,535
Property and equipment, net	8,372	6,715
Intangible assets	909	507
Operating lease right-of-use assets	27,736	35,688
Goodwill	494	994
Long-term investments	74,330	81,649
Other non-current asset	2,433	3,389

Total assets	263,404	282,326

	As of March 31,
	2021	2022
	RMB	RMB
Short-term borrowings	3,484	872
Accounts payable	29,940	55,144
Amounts due to related parties, current	910	4
Salary and welfare payable	4,851	5,597
Accrued liabilities and other current liabilities	24,536	25,786
Contract liabilities	3,706	7,007
Operating lease liabilities, current	6,058	7,238
Intra-Group payables due to the Group’s entities	611,112	945,960
Deferred tax liabilities	1,852	(1,369)
Operating lease liabilities, non-current	19,997	28,197
Long-term borrowings	872	—
Other debts, non-current	415,122	157,874

Total liabilities	1,122,440	1,232,310

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

1.	Organization and principal activities (continued)
(c) Risks in relations to the VIE structure (continued)

	Year Ended March 31,
	2020	2021	2022
	RMB	RMB	RMB
Net revenues:
Third-party revenues	579,365	735,518	877,380
Intra-Group revenues	92,728	48,374	56,079

Total revenues	672,093	783,892	933,459
Cost of revenues:
Third-party cost of revenues	(226,958)	(372,475)	(160,661)
Intra-Group cost of revenues	(282,210)	(297,844)	(550,585)

Total cost of revenues	(509,168)	(670,319)	(711,246)

Gross profit	162,925	113,573	222,213
Operating expenses:
Third-party operating expenses	(229,658)	(254,951)	(288,291)
Intra-Group operating expenses	—	(7,257)	—

Total operating expenses	(229,658)	(262,208)	(288,291)
Other income, net	1,688	1,011	98

Loss from operations	(65,045)	(147,624)	(65,980)
Non-operating income /(expense)	3,236	(18,162)	(20,680)

Loss before income tax expenses	(61,809)	(165,786)	(86,660)
Income tax benefits/(expenses)	141	(20)	681
Share of results of equity investees	(137)	(696)	418

Net loss	(61,805)	(166,502)	(85,561)

Cash flows from operating activities:
Net cash provided by transactions with external parties	126,224	419,767	526,201
Net cash used in transactions with the Group’s entities	(104,125)	(331,064)	(329,325)

Net cash generated from operating activities	22,099	88,703	196,876

Cash flows from investing activities:
Other investing activities	(64,591)	(31,972)	(18,482)
Cash flows of loan funding provided to the Group’s entities, net of repayments received	21,156	(5,242)	6,294

Net cash used in investing activities	(43,435)	(37,214)	(12,188)

Cash flows from financing activities:
Other financing activities	73,626	(112,151)	(273,906)
Cash flows of loan funding received from the Group’s entities, net of repayments made	(29,398)	41,717	91,794

Net cash generated from/ (used in) financing activities	44,228	(70,434)	(182,112)

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.	Principal Accounting Policies
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
All transactions and balances among the Company, its subsidiaries, the consolidated VIEs and VIEs’ subsidiaries have been eliminated upon consolidation
.
(c) Business combination and
non-controlling
interests
The Company accounts for its business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805,
Business Combinations
. The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Company to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling
interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling
interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive loss as a bargain purchase gain. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill or bargain purchase gain. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of comprehensive loss.
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
The Company believes that assessment for impairment of long-lived assets and valuation of available-for-sale
debt securities require significant judgments and estimates used in the preparation of its consolidated financial statements.
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
(e) Functional currency and foreign currency translation
The Company’s reporting currency is Renminbi (“RMB”). The functional currency of the Company’s entities incorporated in Cayman Islands, British Virgin Islands and Hong Kong is the United States dollars (“US$”). The Company’s PRC subsidiaries, consolidated VIEs and VIEs’ subsidiaries determined their functional currency to be RMB. The determination of the respective functional currency is based on the criteria of ASC 830,
Foreign Currency Matters
.
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
The exchange rates used for translation on March 31, 2021 and 2022 were US$1.00= RMB 6.5713 and RMB 6.3482, respectively, representing the index rates stipulated by the People’s Bank of China.
(f) Convenience translation
Translations of the consolidated balance sheets, the consolidated statements of comprehensive loss and the consolidated statements of cash flows from RMB into US$ as of and for the year ended March 31, 2022 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB 6.3393, representing the certificated exchange rate published by the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2022, or at any other rate.
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
Financial assets and liabilities of the Company mainly consist of cash and cash equivalents, short-term investments, accounts receivable, amounts due from related parties, prepayments and other current assets, available-for-sale
debt investments, accounts payable, short-term borrowings, derivative liabilities, accrued liabilities and other current liabilities, amounts due to related parties, and other debts.
As of March 31, 2021 and 2022, except for
available-for-sale
debt investments and derivative liabilities, carrying values of cash and cash equivalents, short-term investments, accounts receivable, amounts due from related parties, certain prepayments and other current assets, accounts payable, short-term borrowings, certain accrued liabilities and other current liabilities, amounts due to related parties and current portion of other debts approximated their fair values reported in the consolidated balance sheets due to the short-term maturities of these instruments. The carrying value of long-term loan receivable, long-term borrowings and non-current
portion of other debts approximated their fair values as of March 31, 2021 and 2022 as the interest rates and credit risk they bear reflect the current market yield for comparable instruments. The Company reports derivative liabilities at fair value at each balance sheet date and change in fair value is reflected in “Fair value change of derivative liability” in the consolidated statements of loss and comprehensive loss. The Company reports available-for-sale debt investments at fair value at each balance sheet date with the aggregate unrealized gains and losses, net of tax, reflected in “Accumulated other comprehensive loss” in the consolidated balance sheets.
(h) Cash and cash equivalents
Cash and cash equivalents include cash on hand and time deposits placed with banks and third party payment processors, which are unrestricted as to withdrawal or use, have original maturities of three months or less at the time of purchase and are readily convertible to known amounts of cash.
(i) Short-term investments
Short-term investments comprise primarily of (i) cash deposits at fixed rates with original maturities of greater than three months, but less than 12 months and; (ii) the investments issued by commercial banks or other financial institutions with a variable interest rate indexed to the performance of underlying assets within one year. As of March 31, 2022, RMB128 million short-term investments were used as collateral of RMB111 million short-term borrowings.

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
The estimated useful lives of intangible assets are as follows:

Useful years
Trademark	10 years
Dealership	10 years
License	4.5 years
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
(o) Long-term investments
The Company’s investments include equity method investments, equity securities with readily determinable fair values and available-for-sale
debt securities.
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
Equity securities with readily determinable fair values are measured and recorded at fair value on a recurring basis with changes in fair value, whether realized or unrealized, recorded through the income statement.

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.	Principal Accounting Policies (continued)

(o) Long-term investments (continued)

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
When either party to a contract has performed, the Company presents the contract in the statement of financial position as a contract asset or a contract liabilities, depending on the relationship between the entity’s performance and the customer’s payment. A receivable is recorded when the Company has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. A contract asset is recorded when the Company has transferred products or services to the customer before payment is received or is due, and the Company’s right to consideration is conditional on future performance or other factors in the contract. No contract asset was recorded as of March 31, 2021 and 2022. The Company’s contract liabilities consist of payments received or awards to customers (in the form of Boqii Beans) related to unsatisfied performance obligations at the end of the period. As of April 1, 2020 and 2021, the Company’s total contract liabilities were RMB7.7 million and RMB3.9 million, respectively, of which RMB7.7 million and RMB3.6 million were recognized as revenue for the years ended March 31, 2021 and 2022. The Company’s total unearned revenue was RMB7.0 million as of March 31, 2022.
Revenue is recorded net of value-added tax.

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
(s) Sales incentives
The Company adopted a customer reward program, under which the Company grants certain units (“Boqii Bean”) to its customers at its discretion in different situations. Boqii Beans are not redeemable for cash and can be used as a coupon for the customer’s future purchase on the Boqii Marketplace and Boqii.com. The value of ten units of Boqii Bean is equivalent to one RMB yuan before taking into account the impact of breakage.

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
The Company also has a coupon program, through which the Company grants coupons to online customers when they make a successful purchase order, finish first registration on Boqii Marketplace or comment on products. When a coupon is granted concurrent with a revenue transaction, the Company accounts for the estimated cost of future usage of the coupon as reduction of the revenue. When a coupon is not granted concurrent with a revenue transaction, they are not accounted for when they are granted and are recognized as a reduction of revenue when they are applied in future sales.
(t) Cost of revenue
Cost of revenue consist of cost of product sales of RMB610.6 million, RMB820.3 million and RMB930.4 million for the years ended March 31, 2020, 2021 and 2022, respectively, and cost of services of RMB0.9 million, RMB3.4 million and RMB13.3 million for the years ended March 31, 2020, 2021 and 2022, respectively. Cost of product sales comprise the purchase price of products, vendor rebates and inventory write-downs. Cost of products does not include other direct costs related to cost of product sales such as shipping and handling expense, payroll and benefits of logistic staff, logistic centers rental expenses and depreciation expenses. Cost of service consists of the advertising and promotion costs, employee wages and benefits in connection with the Company’s provision of marketing and information services including the fees that the Company paid to third party for advertising and promotion on various online and offline channels.
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
Advertising expenses consist primarily of customer acquisition cost and costs for the promotion of corporate image and product marketing. The Company expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. For the years ended March 31, 2020, 2021 and 2022, the advertising expenses were RMB69 million, RMB83 million and RMB81 million, respectively.

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
(aa) Income taxes
Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. The Company accounts for income taxes under the asset and liability method in accordance with ASC 740,
Income Tax
. Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis, and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.	Principal Accounting Policies (continued)

(aa) Income taxes (continued)

Uncertain tax positions
The Company recognizes in its consolidated financial statements the benefit of a tax position if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Company estimates its liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Company’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Company’s consolidated financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require the Company to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of March 31, 2021 and 2022, the Company did not have any significant unrecognized uncertain tax positions.
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
(ac) Net loss per share
Basic net loss per share is computed by dividing net loss attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year using the two-class method. Using the two-class method, net profit/loss is allocated between ordinary shares and other participating securities (i.e. preferred shares) based on their participating rights.
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

(ad) Comprehensive loss
Comprehensive loss is defined as the changes in shareholders’ equity of the Company during a period transactions and other events and circumstances excluding transactions resulting from investments from shareholders, distributions to shareholders, accretions on convertible redeemable preferred shares and modification and extinguishment of convertible redeemable preferred shares. Comprehensive loss for the periods presented includes net loss and foreign currency translation adjustments.
(ae) Segment reporting
ASC 280,
Segment Reporting
, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.
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
New and Amended Standards Adopted by the Company:
In August 2018, the FASB issued
ASU 2018-13, Fair
Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for all public entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Company adopted this standard on April 1, 2020, and the adoption did not have a material impact on the Company’s consolidated financial statements.
In December 2019, the FASB issued ASU
2019-12—Income
Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The amendments in ASU
2019-12
simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. ASU
2019-12
is effective for the Company for fiscal years beginning after December 15, 2020, with early adoption permitted. The adoption of this standard did not have a material impact on the Company’s disclosures.
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

(af) Recent accounting pronouncements (continued)

In August 2020, the FASB issued
ASU 2020-06, “Debt
with Conversion and Other Options
(Subtopic 470-20) and
Derivatives and Hedging—Contracts in Entity’s Own Equity
(Subtopic 815-40),” which
removes certain separation models for convertible debt instruments and convertible preferred stock that require the separation of a convertible debt instrument into a debt component and an equity or derivative component. The ASU also expands disclosure requirements for convertible instruments and simplifies areas of the guidance for diluted earnings-per-share calculations
that are impacted by the amendments. The standard is effective for interim and annual periods beginning after December 15, 2021, with early adoption permitted. The Company is evaluating the impact of the adoption of this guidance on its consolidated financial statements.
In October 2021, the FASB issued
ASU 2021-08, “Business
Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers”, which require that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. At the acquisition date, an acquirer should account for the related revenue contracts in accordance with Topic 606 as if it had originated the contracts. The amendments in this Update also provide certain practical expedients for acquirers when recognizing and measuring acquired contract assets and contract liabilities from revenue contracts in a business combination. The standard is effective for interim and annual periods beginning after December 15, 2022, with early adoption permitted. The Company is evaluating the impact of the adoption of this guidance on its consolidated financial statements.

3.	Business combinations
For the year ended March 31, 2022, the Company has completed the below business combination. The results of the acquired entities’ operations have been included in the Company’s consolidated financial statements since their respective dates of acquisition.
(a) Chongni Network Technology (Shanghai) Co., Ltd (“Chongni Network”)
In October 2018, the Company acquired 49% equity interest of Chongni Network, an offline trading company incorporated in the PRC. According to the investment agreement, the Company was entitled to appoint a director to Chongni Network (out of total three board seats). The Company accounted this investment using equity method. In May 2021, the Company entered into an agreement with Chongni to purchase additional equity interest of Chongni Network with total cash consideration of
RMB2.9 million.
Upon the acquisition of additional interests in Chongni Network, on June 30, 2021, the date of acquisition, the Company’s equity interests in Chongni network was increased fr om 49% to 63.65%
with the right to appoint 2 out of 3 of Chongni Network’s board of directors, and have obtained control over Chongni Network thereon
. The Company accounted for this transaction as a step acquisition with the total purchase consideration of RMB3.2 million, which included the cash consideration of RMB2.9 million, and the fair value of the previously held 49% equity interest of Chongni
N
etwork in an amount of RMB0.3 million. A gain of RMB0.1 million in relation to the revaluation of the previously held equity interests was recorded in other gains (losses), net in the consolidated statement of loss and
comprehensive loss for the year ended March 31, 2022. The fair value of the previously held equity interests was estimated based on the acquisition price of the additional interests of Chongni Network.

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

3.	Business combinations (continued)

On the acquisition date, the allocation of the purchase price of the assets acquired and liabilities assumed based on their fair values was as follows:

As of June 30, 2021
RMB
Total purchase price is comprised of:
- fair value of 49% previously held equity interests	245
- cash consideration	2,938

Fair value of total consideration	3,183

Cash and cash equivalents	2
Prepayments and other current assets	4,533

Total assets	4,535

Accrued liabilities and other current liabilities	(33)

Total liabilities	(33)

Net assets acquired	4,502

Goodwill	499
Non-controlling interests	(1,818)

Total	3,183

The

acquired business contributed revenues of nil and loss of RMB
0.08
 million to the Company for the period from June 30, 2021 to March 31, 2022. Pro forma results of operations for the acquisition ha ve
not been presented because they are not material to the consolidated statements of comprehensive losses for the year ended
March 31, 2021 and 2022.

4.	Risks and Concentration
(a) Foreign currency exchange rate risk
The Company may experience economic losses and negative impacts on earnings and equity as a result of fluctuations in the exchange rate between the US$ and the RMB. The depreciation of RMB against US$ was approximately 6.3% in 2020. The depreciation of RMB against US$ was approximately 2.3% in 2021. It is difficult to predict how market forces or the PRC or the U.S. government policy may impact the exchange rate between RMB and US$ in the future.

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
(c) Concentration of credit risk
Financial instruments that potentially subject the Company to the concentration of credit risks consist of cash and cash equivalents, short-term investment, accounts receivable and amounts due from related parties. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates. The Company deposits its cash and cash equivalents and short-term investment with financial institutions located in jurisdictions where the subsidiaries are located. The Company believes that no significant credit risk exists as these financial institutions have high credit quality.
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
The information of the supplier with greater than 10% of the total purchases of the Company for the years ended March 31, 2020, 2021 and 2022 was as follows:

	Year Ended March 31, 2020	Year Ended March 31, 2021	Year Ended March 31, 2022
	RMB	RMB	RMB

Royal Canin China Co., Ltd.	24%	19%	17%

5.	Cash and cash equivalents
Cash and cash equivalents represent cash on hand and demand deposits placed with banks and third party-payment processors, which are unrestricted as to withdrawal or use. Cash and cash equivalents balance as of March 31, 2021 and March 31, 2022 primarily consist of the following currencies:

	As of March 31, 2021		As of March 31, 2022
		RMB		RMB
	Amount	equivalent	Amount	equivalent
RMB	121,670	121,670	47,321	47,321
Hong Kong dollars	25	21	39	31
US$	25,947	170,508	18,133	115,110
EUR	5	38	55	392
NZD	—	—	—	1

Total		292,237		162,855

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

6.	Accounts receivable, net
Accounts receivable consist of the following:

	As of March 31,	As of March 31,
	2021	2022
	RMB	RMB
Accounts receivable - Product sales	37,429	42,070
Accounts receivable - Online marketing and information service and other service	8,559	7,630
Allowance of doubtful accounts	(256)	(469)

Total	45,732	49,231

Movement of allowance of doubtful accounts

	As of March 31,	As of March 31,	As of March 31,
	2020	2021	2022
	RMB	RMB	RMB
At beginning of year	92	363	256
Addition/(reversal)	271	(107)	213

At end of year	363	256	469

7.	Inventories, net of inventory reserves
Inventories, net of inventory reserves consist of the following:

	As of March 31,	As of March 31,
	2021	2022
	RMB	RMB
Products	90,913	109,383
Packaging materials and others	638	538

Total inventories, net of inventory reserves	91,551	109,921

Movement of inventory provision:

	As of March 31,	As of March 31,	As of March 31,
	2020	2021	2022
	RMB	RMB	RMB
At beginning of year	527	273	266
Provision/(reversal)	(254)	(7)	311

At end of year	273	266	577

The total amounts charged to the consolidated statements of comprehensive loss for (reversal)/provision of inventory reserves amounted to approximately RMB(0.25) million, RMB(0.007) million and RMB0.31 million for the years ended March 31, 2020, 2021 and 2022, respectively.

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

8.	Prepayments and other current assets
The prepayments and other current assets consist of the following:

	As of March 31, 2021	As of March 31, 2022
	RMB	RMB
Prepayments for purchases of products (a)	53,209	52,348
Vendor rebate receivables (b)	8,723	24,462
Value-added tax (“VAT”) deductible (c)	10,672	18,864
Loan receivables (d)	3,957	3,845
Sales return assets	1,244	1,264
Deposits	1,456	1,312
Others	6,000	14,643

Total	85,261	116,738

(a)	Prepayments for purchases of products represent cash prepaid to the Company’s third-party brand partners for the procurement of products.

(b)	Vendor rebate receivables represent the rebates to be received by the Company from its suppliers after certain levels of purchases are achieved.

(c)	VAT recoverable represents the balances that the Company can utilize to deduct its value-added tax liabilities within the next 12 months.

(d)
The balance represents loan receivables due from certain third-party companies and individuals. From April 2020 to October 2021, the Company entered into several loan agreements with aggregate principal amount of RMB4.93 million. The repayment terms of the loan agreements were ranged from 12 months and 24 months with due dates from July 2021 to October 2022. The interest rates were ranged from 0% to 4% per annum. As of March 31, 2021 and 2022, the balances of loan receivables were RMB4 million and RMB3.8 million, respectively.

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

9.	Property and equipment, net
Property and equipment consist of the following:

	As of March 31, 2021	As of March 31, 2022
	RMB	RMB
Cost:
Warehouse equipment	2,513	2,669
Furniture, computer and office equipment	6,592	7,503
Vehicles	2,891	3,684
Leasehold improvement	10,056	10,209
Software	2,709	2,995

Total cost	24,761	27,060
Less: Accumulated depreciation	(16,375)	(19,281)

Property and equipment, net	8,386	7,779

The total amounts charged to the consolidated statements of comprehensive loss for depreciation and amortization expenses amounted to approximately RMB2.66 million, RMB3.08 million and RMB3.7 million for the years ended March 31, 2020, 2021 and 2022, respectively.

10.	Intangible assets, net
Intangible assets of the Company were mainly as follows:

	As of March 31, 2021	As of March 31, 2022
	RMB	RMB
Cost:
Trademark	447	437
License	3,530	3,530
Dealership	31,717	31,717

Total cost	35,694	35,684
Less: Accumulated amortization	(6,157)	(10,140)

Intangible assets, net	29,537	25,544

License and dealership resulting from the business combinations completed during the year ended March 31,

2021 have been allocated to the single reporting unit of the Company. The total amount of intangible assets resulting from the business combinations was RMB29.28 million as of March 31, 2021.
The total amortization expenses
 of the intangible assets
charged to the consolidated statements of comprehensive loss amounted to approximately RMB1.92 million, RMB4.00 million and RMB4.00 million for the years ended March 31, 2020, 2021 and 2022, respectively.
The annual estimated amortization expense for intangible assets subject to amortization for the succeeding five years is as follows:

	As of March 31,
	2023	2024	2025	2026	2027
Amortization expenses	4,000	3,867	3,438	3,207	3,203

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

11.	Long-term investments
The Company’s long-term investments consist of the following:

	As of March 31, 2021	As of March 31, 2022
	RMB	RMB
Equity method investments	2,973	6,783
Available-for-sale investments	71,357	74,866
Equity securities with readily determinable fair values	—	670

Total	74,330	82,319

Equity method investments
The Company applies equity method in accounting for its investments in entities in which the Company has the ability to exercise significant influence but does not have control. As of March 31, 2021 and 2022, the carrying value of the equity method investments were RMB3.0 million and RMB6.8 million respectively, the change of which primarily relates to the equity gain recognized and the following investment which was accounted for as equity method investment:
In May 2021, the Company invested in Weishi (Shanghai) Network Co. Ltd

(“Weishi Network”) to purchase 20% equity interest with total cash consideration of R
MB
2.5 million, among which
 RMB0.5 million has been paid,
RMB0.5 million will be paid within one year and was recorded in accrued liabilities and other current liabilities, RMB1.5 million will be paid after one year and was recorded in other debt
, non-current
. As the Company is able to exercise significant influence in the form of ordinary shares of the investee, the Company therefore accounts for this investment under the equity method of accounting.
Available-for-sale
debt investments
The following table summarizes the Company’s
available-for-sale
debt investments as of March 31, 2021:

	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Unlisted debt securities	60,000	11,357	—	71,357

The following table summarizes the Company’s
available-for-sale
debt investments as of March 31, 2022:

	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Unlisted debt securities	76,000	—	(1,134)	74,866

In October 2017, the Company purchased 7.2% shareholding of Qingdao Shuangan Biotechnology Co., Ltd (“Qingdao Shuangan”) with a cash consideration of RMB10 million. According to the investment agreement, the Company is entitled to demand redemption after 48 months from the transaction closing date. As of March 31, 2021 and 2022, based on the valuation results, the Company re-measured
the investment in Qingdao Shuangan at fair value of RMB17.3 million and RMB17.8 million, respectively. For the years ended March 31, 2021 and 2022, the unrealized securities holding gain (net of tax) of RMB0.02 million and RMB0.34 million was recorded as other comprehensive income, respectively.
In October 2019, the Company purchased 23.64% shareholding of Beijing Petdog Technology Development Co., Ltd. (“Beijing Petdog”) with a cash consideration of RMB50 million. According to the investment agreement, the Company is entitled to demand redemption after 60 months from the transaction closing date. As of March 31, 2021 and 2022, based on the valuation results, the Company re-measured
the investment at fair value of RMB54.0 million and RMB40.1 million, respectively. For year ended March 31, 2021 and 2022, the unrealized securities holding gain/(loss) (net of tax) of RMB0.75 million and RMB(10.4) million was recorded as other comprehensive income/(loss), respectively.

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

11.	Long-term investments (continued)

Available-for-sale
debt investments (continued)

In July and November 2021, the Company entered into investment agreements with Jiangsu Nanjing Agricultural University Animal Pharmaceutical Co., Ltd. (“Nanjing Animal Pharmaceutical”). The Company provided Nanjing Animal Pharmaceutical one-year
loans amounting to RMB16 million carrying a simple interest of 8% per annum. Together with the loan, the Company was also entitled a conversion right to convert all or part of the loan into 3.33% equity interest of Nanjing Animal Pharmaceutical during the loan term. As of March 31, 2022, RMB2 million was unpaid and recorded in accrued liabilities and other current liabilities. The Company recognized the investment under available for sale debt securities. It was measured and recognized at fair value on a recurring basis with changes in fair value recorded in other comprehensive income. As of March 31, 2022, based on the valuation results, the Company re-measured
the investment at fair value of RMB16.9 million. For year ended March 31, 2022, the unrealized securities holding gain (net of tax) of RMB0.71 million was recorded as other comprehensive income.
Equity securities with readily determinable fair values
The following table summarizes the Company’s equity securities with readily determinable fair values as of March 31, 2022:

	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
L isted company	1,292	—	(622)	670

In June 2021, the Company purchased 40,000 ordinary
shares of Better Choice Company Inc. (“BTTR”), a company registered on NYSE American and engaging in selling pet products with a total cash consideration of US$200,000. The Company measured and recorded the investment at fair value on a recurring basis with changes in fair value, whether realized or unrealized, recorded through the income statement. The change of fair value is reported in other gains (losses), net.

12.	Goodwill
The goodwill of RMB40 million and RMB41 million as of March 31, 2021 and 2022 represented the goodwill generated from the acquisitions of Cuida, Xingmu and Chongni Network (see Note 3). The businesses of Cuida, Xingmu and Chongni Network were fully integrated into the Company after those acquisitions. As of March 31, 2021 and 2022, the Company performed a qualitative assessment by evaluating relevant events and circumstances that would affect the Company’s single reporting unit and did not note any indicator that it is more likely than not that the fair value of the Company’s reporting unit is less than its carrying amount, and therefore the Company’s goodwill was not impaired.
The changes in the carrying amount of goodwill were as follows:

Total
RMB
Balance as of March 31, 2020
Goodwill	40,184
Accumulated impairment loss	—

40,184

Balance as of March 31, 2021
Goodwill	40,184
Accumulated impairment loss	—

40,184

Transaction during the year
Additions (Note 3)	500

Balance as of March 31, 2022
Goodwill	40,684
Accumulated impairment loss	—

40,684

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

13.	Other non-current Assets

	As of March 31, 2021	As of March 31, 2022
	RMB	RMB
Deposits (a)	3,767	3,924
Long-term loan receivables (b)	344	937

	4,111	4,861

(a)	Deposits mainly consisted of rental deposits and deposit for online stores operated on third party platforms, which will be collected after one year.

(b)
From December 2019 to December 2021, the Company entered into interest free loan agreements with three third parties for total principal amounts of RMB1.2 million. The repayment terms of the loan agreements were ranged from 24 months to 42 months with due dates from June 2023 to December 2023. As of March 31, 2021 and 2022, the balances of long-term loan receivables were RMB0.3 million and RMB0.9 million, respectively.

14.	Accrued liabilities and other current liabilities
Accrued liabilities and other current liabilities consist of the following:

	As of March 31, 2021	As of March 31, 2022
	RMB	RMB
Logistics expenses payables	16,594	14,625
Advances from customers	3,534	3,773
Payable for investment (Note (11))	—	2,563
Refund obligation of sales returns	1,543	1,411
Professional service fee accruals	3,449	579
Accrued advertising expenses	228	150
Others	4,707	4,223

Total	30,055	27,324

15.	Leases
As of March 31, 2021 and 2022, the Company has operating leases recorded on its consolidated balance sheet for certain office spaces and facilities that expire on various dates through 2026. The Company does not plan to cancel the existing lease agreements for its existing facilities prior to their respective expiration dates. When determining the lease term, the Company considers options to extend or terminate the lease when it is reasonably certain that it will exercise or not exercise that option. All of the Company’s leases qualify as operating leases.

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

15.	Leases (continued)

	As of March 31, 2021	As of March 31, 2022
	RMB	RMB
Assets
Operating lease right-of-use assets	29,234	38,567

Liabilities
Operating lease liabilities, current	8,063	10,001
Operating lease liabilities, non-current	19,997	28,197

Total operating lease liabilitie s	28,060	38,198
Weighted average remaining lease term (years)	3.70	3.61
Weighted average discount rate	6.47%	4.95%
Information related to operating lease activity during the years ended March 31, 2020, 2021 and 2022 are as follows:

	Year ended March 31, 2020	Year ended March 31, 2021	Year ended March 31, 2022
	RMB	RMB	RMB
Operating lease right-of-use assets obtained in exchange for lease obligations	10,051	25,970	21,038

Operating lease related expenses
Amortization of right-of-use assets	15,708	11,687	11,705
Interest of lease liabilities	1,353	1,596	1,949

	17,061	13,283	13,654

	Year ended March 31, 2020	Year ended March 31, 2021	Year ended March 31, 2022
	RMB	RMB	RMB
Operating lease payments (included in measurement of lease liabilities)	18,183	12,850	12,849

Maturities of lease liabilities were as follows:

Year ended March 31, 2022
RMB
For the year ending March 31,
2023	11,311
2024	10,273
2025	11,051
2026	7,546
2027	1,299

Total lease payments	41,480
Less: imputed interest	(3,282)

Total	38,198

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

16.	Interest expense

	Year ended March 31, 2020	Year ended March 31, 2021	Year ended March 31, 2022
	RMB	RMB	RMB
Amortization charges on promissory notes	56,290	21,611	17,144
Interest expense on borrowings	2,815	6,039	3,740
Others	163	—	—

Total	59,268	27,650	20,884

17.	Other gains (losses), net

	Year ended March 31, 2020	Year ended March 31, 2021	Year ended March 31, 2022
	RMB	RMB	RMB
Gain from the re-measurement of the previously held equity interests to the fair value in the step acquisitions (Note 3)	481	—	127
Foreign exchange losses, net	(3,787)	(2,867)	5,322
Gain on disposal of other debts (Note 22)	10,095	6,846	—
Reimbursement from a depositary bank (a)	—	6,556	1,482
Investment loss (Note 11)	—	—	(622)
Others	195	797	(289)

	6,984	11,332	6,020

(a)
The Company received a reimbursement of US$1.0M (equivalent to RMB6.6 million) and US$0.2M (equivalent to RMB1.5 million) from the depository for the establishment and maintenance of the ADS program for the years ended March 31, 2021 and March 31, 2022.

18.	Income taxes
Cayman Islands
Under the current tax laws of Cayman Islands, the Company and its subsidiaries incorporated in the Cayman Islands are not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.
Hong Kong
Under the current Hong Kong Inland Revenue Ordinance, the Company’s subsidiaries incorporated in Hong Kong are subject to a two-tiered
profits tax rate of 8.25% and 16.5% on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to income tax.

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

18.	Income taxes (continued)

China
On July 25, 2018, Boqii (Shanghai) Information Technology Co., Ltd. (“Shanghai Boqii”) was entitled to be “Software Enterprises”. According to the Enterprise Income Tax (“EIT”) Law and relevant regulations in the PRC, from the year of 2018
,

Shanghai Boqii could enjoy a tax holiday of 2-year EIT exemption and subsequently 3-year 12.5% preferential tax rate.
In addition, Shanghai Boqii was also qualified as a “High and New Technology Enterprise (“HNTE”) on August 29, 2019, and is eligible to enjoy a preferential tax rate of
 15%
from 2019 to 2024 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. Shanghai Boqii can re-apply for the HNTE certificate when the prior certificate expires. Whilst Shanghai Boqii was entitled to the tax preferential treatments under both “HNTE” and “Software Enterprises”, Shanghai Boqii chose to apply the preferential tax rate of “Software Enterprises”. For the years ended March 31, 2020, 2021 and 2022, Shanghai Boqii was subject to EIT rate at 0%, 12.5% and 12.5%, respectively.
The Company’s other subsidiaries, VIEs and VIEs’ subsidiaries established in the PRC are subject to the PRC general income tax rate of
 25%.
Reconciliations of the differences between the income tax expenses of the Company and the PRC statutory EIT rate applicable to losses of the consolidated entities are as follows:

	Year ended March 31, 2020	Year ended March 31, 2021	Year ended March 31, 2022
	RMB	RMB	RMB
Loss before income taxes	(175,925)	(193,391)	(134,812)
Income tax computed at respective applicable tax rate s	(43,981)	(48,348)	(33,702)
Effect of different tax jurisdiction	19,507	14,272	2,341
Super deduction for research and development expenses (a)	(4,719)	(2,632)	(1,881)
Non-deductible expenses	138	140	97
Change in valuation allowance	29,567	37,439	34,716

Total	512	871	1,571

(a)
According to the relevant laws and regulations promulgated by the State Administration of Tax of the PRC, from 2018 onwards, enterprises engaging in research and development activities are entitled to claim
 175% of their qualified research and development expenses so incurred as tax deductible expenses. The additional deduction of 75%
of qualified research and development expenses (the “Super Deduction”) can be directly claimed in the annual EIT filing. For the years end March 31, 2020, 2021 and 2022, the Super Deduction for research and development expenses available to the Company amounted to
 RMB4.7 million, RMB2.6 million and RMB1.9 million, respectively.

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

18.	Income taxes (continued)

The provisions for income taxes for the years ended March 31, 2020, 2021 and 2022 differ from the amounts computed by applying the EIT primarily due to change in valuation allowance provided and tax differential from certain subsidiaries with preferential tax rates of the Company. The following table sets forth the effect of tax holiday effect on China operations:

	Year ended March 31, 2020	Year ended March 31, 2021	Year ended March 31, 2022
	RMB	RMB	RMB
Tax holiday effect	(5,471)	1,074	3,513
Basic and diluted net loss per share effect	(0.25)	0.02	0.05

Reconciliations between the effective income tax rate and the PRC statutory income tax rates are as follows:

	Year ended March 31, 2020	Year ended March 31, 2021	Year ended March 31, 2022
	RMB	RMB	RMB
PRC statutory income tax rates	25%	25%	25%
Tax holiday effec t	(3%)	1%	3%
Difference in tax rates of subsidiaries outside PRC	(8%)	(8%)	(8%)
Super deduction for research and development expenses	3%	1%	1%
Non-deductible expenses	0%	0%	0%
Change in valuation allowance	(17%)	(19%)	(20%)

Effective income tax rate	0%	0%	1%

Composition of income tax expenses
The current and deferred portions of income tax expenses included in the consolidated statements of comprehensive loss are as follows:

	Year ended March 31, 2020	Year ended March 31, 2021	Year ended March 31, 2022
	RMB	RMB	RMB
Current income tax expense/(benefit)	149	1,018	(582)
Deferred tax expense/(benefit)	(661)	(1,889)	(989)

Income tax credit, net	(512)	(871)	(1,571)

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

18.	Income taxes (continued)

Deferred tax assets and deferred tax liabilities
Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax asset and liabilities balances as of March 31, 2021 and 2022 are as follows:

	As of March 31, 2021	As of March 31, 2022
	RMB	RMB
Deferred tax assets:
Net accumulated loss-carry forward	143,426	172,059
Deferred deductible advertising expense	940	2,483
Allowance	130	78
Contract liabilities	413	419
Accruals	5,069	2,208
Less: Valuation allowance	(149,978)	(177,247)

	—	—

Deferred tax liabilities:
Recognition of intangible assets arising from asset acquisition and business combination	(6,119)	(5,130)
Unrealized fair value change of the available-for-sale debt investments	(2,839)	283

Net deferred tax liabilities	(8,958)	(4,847)

As of March 31, 2021 and 2022, the PRC entities of the Company had tax loss carryforwards of approximately RMB574 million and RMB688 million respectively, which can be carried forward to offset taxable income. The carryforwards period for net operating losses under the EIT Law is five years. The net operating loss carry forward of the Company will expire in varying amounts between 2023 and 2027. Other than the expiration, there are no other limitations or restrictions upon the Company’s ability to use these operating loss carryforwards.
Valuation allowance is provided against deferred tax assets when the Company determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Company considered factors including future taxable income exclusive of reversing temporary differences and tax loss carry forwards. If events occur in the future that allow the Company to realize part or all of its deferred income tax, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur. As of March 31, 2021 and 2022, valuation allowances of RMB150.0 million and RMB184.7 million were provided because it was more likely than not that the Company will not be able to utilize these
tax losses carry forwards and other deferred tax assets generated by its subsidiaries and VIEs.
Movement of valuation allowance is as follows:

	As of March 31, 2021	As of March 31, 2022
	RMB	RMB
Beginning balance	112,539	149,978
Change of valuation allowance	37,439	27,269

Ending balance	149,978	177,247

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

19.	Ordinary Share
As of March 31, 2021, the Company had 54,505,108 Class A ordinary shares and 13,037,729 Class B ordinary shares issued and outstanding, respectively. As of March 31, 2022, the Company had 55,709,591 Class A ordinary shares and 13,037,729 Class B ordinary shares issued and outstanding, respectively.
Initial public offering
In October 2020, the Company completed its IPO on the New York Stock Exchange of 7,000,000 American Depositary Shares (“
ADSs
”) (including 1,050,000 ADSs sold upon the full exercise of the underwriters’ over-allotment option) (each representing 0.75 of one Class A ordinary share), for a total ordinary shares offering of 5,250,000 shares at a price of US$10.00 per ADS. The net proceeds raised from the IPO amounted to approximately US$64 million after deducting underwriting discounts and commissions and other offering expenses.
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
In February 2021, the Company

repurchased
 521,924 shares of Class A ordinary shares
from one of its shareholders
 with a consideration amounting to US$4.8 million
, the repurchased shares were cancelled thereafter.

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
On August 19, 2020, the CMB Warrant was exercised at an exercise price of US$6.86 per share for 6,734,459 Series C+ Preferred Share. Therefore, the Company recorded Series C+ Preferred Shares at the exercise date fair value amounting to RMB656.4 million and derecognized the permeant equity of CMB Warrant. The difference between the fair value of Series C+ Preferred Shares and the carrying value of the permeant equity adjust ed
 additional
paid-in
capital (or in the absence of additional
paid-in
capital, retained earnings) as it results from an equity transaction. The Company accounts for Loan from CMB as a long-term debt initially recognized in the amount of RMB303 million (which is the present value of the principal amount of US$46 million) and subsequently measured at amortized cost.
During the years ended March 31, 2021 and 2022, the Company repaid the principal of Loan from CMB in the amount of RMB10.8 million and RMB235.0 million, respectively. For the years ended March 31, 2021 and 2022, the Company recorded RMB9.3 million and RMB8.9 million interest expenses of Loan from CMB.

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

20.	Convertible redeemable preferred shares (continued)
Series C+ convertible redeemable preferred shares (“Series C+ Preferred Shares”) (continued)

The Company issued Series C+ Preferred Shares to be settled by the investor after the investor receiving the repayment of the CMB Investment from Guangcheng. The Company recorded a receivable for issuance of preferred shares in the amount of R
MB

 million (which is the present value of the principal amount of US$
46
million) in mezzanine equity for the consideration of the Series C+ Preferred Shares not yet received from the investors. After the completion of the IPO in October 2020, the Series C+ Preferred Shares were automatically converted into Class A ordinary shares. The Company accounted for the consideration of such-converted ordinary shares as receivable for issuance of ordinary shares in equity. As of March 31
, 2021
and 2022
, the receivable for issuance of ordinary shares is RMB312.5 million and RMB86.4 million, respectively

(Note 23).
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
On November 21, 2019, in connection with the step acquisition of Nanjing Xingmu, the Company issued 461,513 Series E Preferred Shares with a total purchase consideration amounting to US$4.8 million.
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
The Company determined that there were no beneficial conversion features (“BCF”) identified for any of the Preferred Shares during any of the periods. In making this determination, the Company compared the fair value of the ordinary shares into which the Preferred Shares are convertible with the respective effective conversion price at the issuance date. In all instances, the effective conversion price was greater than the fair value of the ordinary shares. To the extent a conversion price adjustment occurs, as described above, the Company would reevaluate whether or not BCF should be recognized.
Voting rights
Each of the Preferred Shares has voting rights equivalent to the number of ordinary shares to which it is convertible at the record date. The Preferred Shares shall vote separately as a class with respect to certain specified matters. Otherwise, the holders of the Preferred Shares and ordinary shares shall vote together as a single class.

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

Redemption right
The Company shall redeem all or a portion of the Preferred Shares, at the option of the holders, if the Company triggers any redemption events. One redemption event was that the holders could redeem all or portion of the Preferred Shares, at the option of the holders, after the 5th anniversary of the issuance date of Series E Preferred Shares (“Optional Redemption Date”) if the Company had not achieved a Qualified IPO on or before the Optional Redemption Date. The Optional Redemption Date had been amended for a number of times historically.
The price at which each of the Preferred Shares should be redeemed are summarized as follows:

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
Since the Preferred Shares become redeemable at the option of the holder at any time after the Optional Redemption Date, for each reporting period, the Company accreted the carrying amount of the Preferred Shares to the higher of (1) the fair market value of the Preferred Shares on the reporting date, or (2) the result of using effective interest rate method to accrete the Preferred Shares to the redemption prices on the Optional Redemption Date that were calculated with pre-determined
formulas (e.g., for Series A Preferred Shares, such redemption price shall be 180% of the issue price). While all Preferred Shares were automatically converted upon a Qualified IPO, the effectiveness of a Qualified IPO was not within the control of the Company and is not deemed probable to occur for accounting purposes until the effective date of the Qualified IPO. As such, the Company continued to recognize accretion of the Preferred Shares until the completion of the IPO on October 2, 2020 when all of the Preferred Shares of the Company were converted to ordinary shares. The accretion of the Preferred Shares w as RMB204.8 million (US$28.9 million),
RMB-121 million
(US$-18million) and nil for the years ended March 31, 2020, 2021 and 2022.

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

Note a: In March 2020
, 112,648 Series
D-2
Preferred Shares were issued upon conversion of Series
D-2
CW Notes, 107,016 Series
D-2
Preferred Shares were issued upon conversion of Series
D-2
DL Notes, all 1,089,265 Series
D-1
Preferred Shares were issued upon exercise of the Series
D-1
Warrant, 963,139 Series
D-2
Preferred Shares were issued upon exercise of the Series
D-2
Warrant. In August 2020
, 6,734,459 Series C+ Preferred Shares were issued upon conversion of Series C+ CMB Warrant. Please refer to Note 22 for further details.
Note b: For the years ended March 31, 2021 and 2022, the deemed dividend attributable to the Preferred Shares was

RMB12 million and nil, respectively.

F-
49

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

21.	Redeemable non-controlling interests
Yoken Holding Limited (“Yoken”), a wholly owned subsidiary of the Company issued 120,000 redeemable preferred shares amounting to

RMB
6
 million to a third-party investor in October,
2020
. The preferred shares are redeemable at
 the
holder’s option if Yoken fails to complete a qualified IPO in a pre-agreed
period of time since its issuance with a redemption price measured by
10
%
interest per year. The preferred shares are therefore accounted for as redeemable non-controlling
interests in mezzanine equity and are accreted to the redemption value over the period starting from the issuance date. The contract terms are the same as the Preferred Shares of the Company (Note 20).
For the years ended March 31 2021 and 2022, the Company recognized accretion of RMB0.1 million and RMB0.6 million, respectively, to the respective redemption value of the redeemable non-controlling interest over the period starting from issuance date with a corresponding increase to the accumulated deficit. As of March 31, 2021 and 2022, the redeemable non-controlling interests was RMB5.9 million and RMB6.5 million, respectively.

22.	Borrowings, other debts and derivative liabilities
Short-term borrowings and long-term borrowings
The following table presents short-term borrowings from commercial banks, other institutions and individuals as of March 31, 2021 and 2022. Short-term borrowings include borrowings with maturity terms shorter than one year:

	As of March 31,	As of March 31,
	2021	2022
	RMB	RMB
Bank borrowings	85,566	134,540
Current portion of long-term bank borrowings	—	26,586

Total	85,566	161,126

The following table presents long-term borrowings from commercial banks, other institutions and individuals as of March 31, 2021 and 2022. Long-term borrowings include borrowings with maturity terms greater than one year:

	As of March 31,	As of March 31,
	2021	2022
	RMB	RMB
Bank borrowings	68,075	—

Total	68,075	—

Bank borrowings
As of March 31, 2021 and 2022, the Company obtained short-term bank borrowings of RMB85.6 million and RMB161.1 million in aggregate, of which RMB37.8 and RMB 110.5 million were collateralized by short-term investments, respectively. The weighted average interest rate for the outstanding borrowings were approximately 4.52% and 2.63%, respectively. These short-term bank borrowings did not include any restrictive covenants. As of March 31, 2021 and 2022, the unused facility for the short-term borrowing were RMB222.3 million and RMB170.3 million, respectively.
As of March 31, 2021, the Company obtained long-term bank borrowings of RMB68.1 million, of which RMB68.1 was collateralized by short-term investments. The weighted average interest rate for the outstanding borrowings was approximately 4.15
%. This
 long-term bank borrowing did not include any restrictive covenants. As of March 31, 2021, the unused facility for the long-term borrowings was RMB14 million.

F-5
0

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

22.	Borrowings, other debts and derivative liabilities (continued)

Short-term borrowings and long-term borrowings (continued)

Future principal maturities of short-term borrowings and long-term borrowings as of March 31, 2021 and 2022 are as followings:

	Year ended March 31, 2021	Year ended March 31, 2022
	RMB	RMB
For the year ending March 31,
- Within 1 year	85,566	161,126
- Between 1 and 2 years	68,075	—

Total	153,641	161,126

Other debts
Other debts –
non-current
consist of the following:

	As of March 31,	As of March 31,
	2021	2022
	RMB	RMB
Loan for Series C+ Warrant (Note 20)	312,535	86,373
Loan from Chong Li (a) (b)	100,842	70,001
Loan for Yoken Series A-1 Warrant (g)	19,915	23,188
Payable for investment (Note 11)	—	1,500

Total	433,292	181,062

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
would
be interest free and the principal amount will effectively be converted into 1,089,625 Series
D-1
Preferred Shares. If the investor does not exercise the Series
D-1
Warrant, Loan for Series
D-1
Warrant
would

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

F-5
1

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
Warrant
On January 16, 2019, the Company issued a warrant to purchase up to 963,139 Series
D-2
Preferred Shares at an exercise price of US$9.34 per share (“Series
D-2
Warrant”) to an investor, in connection with a loan of US$9 million (RMB61.96 million) provided by certain related parties of the investor to Guangcheng (“Loan for Series
D-2
Warrant”). If the investor exercises Series
D-2
Warrant, Loan for Series
D-2
Warrant
would
be interest free and the principal amount
would
effectively be converted into 963,139 Series
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

F-5
2

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

22.	Borrowings, other debts and derivative liabilities (continued)

Other debts (continued)

(b)
Series
D-2
Warrant and Loan for Series
D-2
Warrant (continued)

The Company
accounted
for Loan from Chong Li as a long-term debt initially recognized in the amount of RMB95 million (which is the present value of the principal amount of RMB128 million) and subsequently measured at amortized cost. During the years ended March 31, 2021 and 2022, the Company repaid the principal of Loan from Chong Li of nil and
 RMB
35.9
million, respectively. For the years ended March 31, 2021 and 2022, the Company recorded interest expenses of RMB6.1 million and RMB5.1 million, respectively.
The Company issued Series D-1 Preferred Shares and Series D-2 Preferred Shares to be settled by Superb Origin after Guangcheng repaid the Loan from Chong Li to Superb Origin. The Company recorded a receivable for issuance of preferred shares in the amount of RMB95 million (which is the present value of the principal amount of RMB128 million) in mezzanine equity for the consideration of the Series
D-1
Preferred Shares and the Series
D-2
Preferred Shares not yet received from Superb Origin. After the completion of the IPO in October 2020, the Series
D-1
Preferred Shares and the Series
D-2
Preferred Shares were automatically converted into Class A ordinary shares. The Company then recorded the unreceived consideration from Superb Origin as receivable for issuance of ordinary shares under shareholders’ equity (Note 23).
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

F-5
3

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
In June 2020, the Company early repaid the
L
oan for Series
D-3
Warrant A in the principal amount of RMB10 million and interest of RMB0.7 million to the investor. The Series
D-3
Warrant A was terminated correspondingly.
In July and October 2020, the Company repaid the
L
oan for Series
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

F-5
4

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

(f)
Series
D-3
PICC Notes
On May 27, 2019, the Company issued convertible promissory notes of US$10 million (“Series
D-3
PICC Notes”) to an investor. The Series
D-3
PICC Notes carr
ied
 a simple interest of 14%

per annum, maturing 6 months after the issuance date. The maturity date could be extended for another 6 months at the sole discretion of the Company.
On

June 25, 2020, the Company and the investor of the Series
D-3
PICC Notes entered into a supplementary agreement upon which the investor selected to redeem the Series
D-3
PICC Notes and the Company shall repay the total principal and interests of the Series
D-3
PICC Notes to the investor by installment in the period from July 3, 2020 to August 25, 2020. As of December 2020, the Company has repaid all principal and interests of US$
10
 million and US$
1.1
 million, respectively. The difference between the total carrying value of Series
D-3
PICC Notes and the repaid amounts, being RMB
0.6
 million, was recognized as other gain (losses), net (Note 17) for the year ended March 31, 2021.
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

F-5
5

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

22.	Borrowings, other debts and derivative liabilities (continued)

Other debts (continued)
(g)
Yoken Series
A-1
Warrant (continued)

On October 23, 2020,

one
of the
investor
s
terminated and entered into a new share purchase agreement with Yoken, pursuant to which 120,000 Yoken Series
A-1
Preferred Shares were issued on October 23, 2020 for an aggregated consideration of RMB6 million (Note 21). On the same day, the Company issued the remaining two investors two warrants to purchase up to 360,000 and 200,000 Yoken Series
A-1
Preferred Shares at an exercise price per share of US$ 7.14 in connection with a loan of RMB18 million (equivalent to US$2.5 million) and RMB10 million (equivalent to US$1.4 million) granted to Chongaita (“Loan for Yoken Series
A-1
Warrant”). As a debt modification, the Company reversed RMB1.4 million interest expense as other gain (losses), net (Note 17). The Company recognized the Yoken Series
A-1
Warrant and bifurcated the conversion feature as derivative liability out of the total consideration received. As of March 31, 2021 and 2022, the carrying value of Yoken Series
A-1
Warrant were RMB19.9 million and RMB23.2 million, respectively, and fair value of conversion feature were RMB9.4 million and RMB9.1 million, respectively.
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
Derivative liabilities

	As of March 31,	As of March 31,
	2021	2022
	RMB	RMB
Conversion feature of Yoken Series A-1 Warrant (a)	9,362	9,086
Series E Warrant (b)	444	—
Forward exchange contracts (c)	190	—

Total	9,996	9,086

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
(a) The warrant issued in connection with Yoken Series A-1 Warrant is embedded instead of freestanding because it is (1) issued in connection with the instrument and (2) not separately exercisable without terminating the debt instruments. Therefore, each combined instrument (loan with embedded warrant) is substantially similar to a convertible debt where the embedded warrant is similar to a conversion feature able to convert the debt instrument into the Preferred Shares.
The Company assessed the embedded warrant along with the conversion features in Yoken Series A-1 Warrant and concluded that it is required to be bifurcated and accounted for separately as derivative liabilities. This is because (1) the embedded warrant or conversion feature, as an equity-linked feature, is not considered clearly and closely related to its debt host instrument, and (2) the redemption rights of the convertible Preferred Shares could give rise to net settlement of the conversion feature of the Preferred Shares.

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

22.	Borrowings, other debts and derivative liabilities (continued)

Derivative liabilities (continued)

(b) To
exchange the consultant service from a service provider, on March 6, 2020, the Company issued a warrant of Series E Preferred Shares of 205,767 shares at an exercise price of US$10.3251 per share (“Series E Warrant”). The fair value of the Series E Warrant is RMB2.5 million and is recorded as prepayments and other current assets. The exercise period of the Series E Warrant is from the warrant issuance date
(i.e. March
 6, 2020) to March 6, 2025. The Series E Warrant is classified as a derivative liability measured at fair value with any changes in fair value recognized currently in the income statement.
(c) On March 8, 2021, the Company entered a forward exchange contract with a financial institution. Pursuant to which, the financial institution agreed to purchase US$4 million from the Company in exchange of RMB26.5 million at a fixed foreign exchange rate of 6.6280.
Such forward exchange contract would be settled on December 10, 2021. For the year ended March 31, 2021, the fair value loss of the forward exchange contract was
RMB0.19
million and was recorded as fair value change of derivative liabilities.
In June and December 2021 and March 2022, the Company entered three new forward exchange contracts with a financial institution. Pursuant to which, the financial institution agreed to purchase
US$8 million, US$4 million and US$5 million from the Company in exchange of RMB52.4 million, RMB26.1 million and RMB32.1 million at a fixed foreign exchange rate of 6.5452, 6.5128 and 6.4200 on June 2022, December 2022 and March 2023, respectively. The Company settled in advance with amount of
US$11
million and recorded the fair value gain in the amount

of

RMB1.2
million as fair value change of derivative liabilities. For the year ended March 31, 2022, the fair value gain of the rest forward exchange contracts was

RMB0.9
million and was recorded as fair value change of derivative liabilities.
The carrying value of the remaining forward exchange contracts was RMB0.7 million and was recorded as prepayments and other current assets.

23.	Receivable for issuance of ordinary shares
The Company issued Series C+ Preferred Shares, Series D-1 Preferred Shares and Series D-2 Preferred Shares to be settled by the investors after Guangcheng repaid the Loan from CMB (Details refer to Note 20) and Loan from Chong Li (Details refer to Note 22(b)) to the investors. The Company recorded a receivable for issuance of preferred shares in the amount of RMB303 million and RMB95 million in mezzanine equity for the consideration of the Series C+ Preferred Shares, Series D-1 Preferred Shares and Series D-2 Preferred Shares not yet received from the investors. After the completion of the IPO in October 2020, the Series C+ Preferred Shares, the Series D-1 Preferred Shares and the Series D-2 Preferred Shares were automatically converted into Class A ordinary shares. The Company accounted for the consideration of such-converted ordinary shares as receivable for issuance of ordinary shares under shareholders’ equity.
During the years ended March 31, 2021 and 2022, the Company received nil and RMB262.9 million from the receivable for issuance of ordinary shares. For the years ended March 31, 2021 and 2022, the Company recorded interest income of RMB15.4 million and RMB14.2 million, respectively. As of March 31, 2021 and 2022, the balances of receivable for issuance of ordinary shares were RMB413.4 million and RMB164.7 million, respectively.

24.	Share-based compensation
On
 September 27, 2012, the Company adopted 2012 Global Share Plan (the “2012 Plan”) and reserved 1,061,500 ordinary shares for share options to be granted to certain of
the Company’s employees and
non-employees
(the “Participants”). On August 1, 2018, the Company adopted 2018 Global Share Plan (the “2018 Plan”) to replace the

2012 Plan and increased the reserved ordinary shares to 5,987,836 in total for future grants of share options. On September 1, 2020, the Company amended the 2018 Plan and increased the authorized reserved shares from 5,987,836 to 8,987,836.
Except for share options granted to certain senior management personnel during the years ended March 31, 2015 and 2016, which were immediately fully vested and exercisable once granted, other share options granted to employees and non-employees
under the 2012 and 2018 Plans
would

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

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

24.	Share-based compensation (continued)

For
the years ended March 31, 2021 and 2022, 998,000 and 1,282,500 share options were granted to the Participants respectively.
The following table sets forth the share options activity for the years ended March 31, 2020 and 2021:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value	Weighted average fair value
		US$		US$	US$
Outstanding as of March 31, 2020	4,856,972	2.26	6.67	39,472	2.72
Exercisable as of March 31, 2020	—	—
Granted	998,000	4.13			2.49
Forfeited	(342,750)	3.49			4.00
Outstanding as of March 31, 2021	5,512,222	3.36	6.32	29,360	3.28
Exercisable as of March 31, 2021	—	—
Granted	1,282,500	2.86			2.27
Exercised	(1,204,483)	1.09			0.73
Forfeited	(358,348)	2.86			3.83
Outstanding as of March 31, 2022	5,231,891	2.86	5.25	404	2.36
Exercisable as of March 31, 2022	—	—
The aggregate intrinsic value is calculated as the difference between the exercise price of the options and the estimated fair value of the underlying shares of US$39,471,589, US$29,359,582 and US$404,409 at March 31, 2020, 2021 and 2022, respectively.
As of March 31,

2021 and 2022, there were US$3,212,747 and US$2,298,328 of unrecognized share-based compensation expenses related to share options granted by the Company, which were expected to be recognized over a weighted-average period of 6.3 years
and 5.3 years, respectively
.
Options granted to
 t
he
 Participants were measured at fair value on the dates of grant using the Binomial Option Pricing Model with the following assumptions:

	Year ended March 31, 2021	Year ended March 31, 2022
Expected volatility	44.41%	42.22%-43.71%
Risk-free interest rate	0.94%	1.64%-1.87%
Exercise multiple	2.8/2.2	2.8/2.2
Expected dividend yield	0%	0%
Contractual term (in years)	10	10
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

F-5
8

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

2 4 .	Share-based compensation (continued)

For the Company’s share options granted to the Participants, the completion of a Qualified IPO is considered to be a performance condition of the awards. A Qualified IPO is not considered to be probable until it is completed. Under ASC 718, compensation cost should be accrued if it is probable that the performance condition will be achieved. As a result, no compensation expense will be recognized related to these options until the completion of a Qualified IPO, and hence no share-based compensation expense was recognized for the year ended March 31, 2020. For the year ended March 31, 2021, upon the completion of the IPO in October 2020, the Company recorded RMB55 million of share-based compensation expense. For the year ended March 31, 2022,
RMB14.4
million of share-based compensation expense was recorded.
The fair value of options granted to the Participants for the years ended March 31, 2021 and 2022 was amounting to US$2.5 million and US$2.9 million, respectively.

2 5 .	Employee benefits
The full-time employees of the Company’s subsidiaries and VIEs that are incorporated in the PRC are entitled to staff welfare benefits including medical insurance, basic pensions, unemployment insurance, work injury insurance, maternity insurance and housing funds. These companies are required to contribute to these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations and charge the amount contributed to these benefits to the consolidated statements of comprehensive loss. The Company has no legal obligation for the benefits beyond the contribution made. The PRC government is responsible for the welfare and medical benefits and ultimate pension liability to these employees. The total amounts charged to the consolidated statements of comprehensive loss for such employee benefits amounted to RMB7 million, RMB6 million and RMB7 million for the years ended March 31, 2020, 2021 and 2022, respectively.

2 6 .	Fair value measurements
The Company measured its short-term investments,
available-for-sale
investments, equity securities with readily determinable fair values and derivative liabilities at fair value on a recurring basis. Equity securities classified within Level 1 are valued using quoted market prices that currently available on a securities exchange registered on NYSE American. Short-term investments classified within Level 2 are valued using directly or indirectly observable inputs in the marketplace. As the Company’s available-for-sale
investments and derivative liabilities are not traded in an active market with readily observable prices, the Company uses significant unobservable inputs to measure the fair value of available-for-sale
investments and derivative liabilities. These instruments are categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement. The Company did not transfer any assets or liabilities in or out of level 3 during the years ended March 31, 2020, 2021, and 2022.
The following table summarizes the Company’s financial assets and liabilities measured and recorded at fair value on recurring basis as of March 31, 2021 and 2022:

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

F-
59

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

2 6 .	Fair value measurements (continued)

		Fair value measurement at reporting date using
Description	Fair value as of March 31, 2022	Quoted price in active markets for identical assets (Level 1)	Significant other observable Inputs (Level 2)	Significant unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets:
Short-term investments	128,084	—	128,084	—
Available-for-sale debt investments	74,866	—	—	74,866
Equity securities with readily determinable fair values	670	670	—	—

Total assets	203,620	670	128,084	74,866

Liabilities:
Derivative liabilities	9,086	—	—	9,086

The roll forward of major Level 3 investments are as following:

	Derivative liabilities	Available-for-sale debt investments
Fair value of Level 3 investments as at March 31, 2019	35,524	16,050
New addition	13,487	50,000
Conversion of Series D-1 Notes (Note 20)	(10,701)	—
Conversion of Series D-2 Notes (Note 20)	(10,614)	—
Unrealized fair value change of the derivative liabilities	(13,345)	—
Unrealized fair value change of the available-for-sale debt investments	—	4,278

Fair value of Level 3 investments as at March 31, 2020	14,351	70,328

New addition	9,581	—
Disposal of Series D-3 Notes (Note 20)	(2,377)	—
Unrealized fair value change of the derivative liabilities	(11,559)	—
Unrealized fair value change of the available-for-sale debt investments	—	1,029

Fair value of Level 3 investments as at March 31, 2021	9,996	71,357

New addition	—	16,000
Reclassification of forward exchange contracts	746	—
Unrealized fair value change of the derivative liabilities	(1,656)	—
Unrealized fair value change of the available-for-sale debt investments	—	(12,491)

Fair value of Level 3 investments as at March 31, 2022	9,086	74,866

The Company determined the fair value of their investments by using income approach and equity allocation model. The determination of the fair value was based on estimates, judgments and information of other comparable public companies. The significant unobservable inputs adopted in the valuation as of March 31, 2021 and 2022:

	As of March 31, 2021	As of March 31, 2022
Weighted average cost of capital	15%,16.5%	15%,16.5,18%
Lack of marketability discount	17%,23%	17%,23%,29%
Risk-free rate	2.88%,2.87%	1.95% , ,2.23% , ,2.34% , ,2.36%
Expected volatility	41.79%,42.26%	39.88%,42.17%,42.48%,47.34%
Probability	Liquidation scenario: 40% Redemption scenario: 40% IPO scenario: 20%	Liquidation scenario: 20% Redemption scenario: 40% IPO scenario: 40%

F-6
0

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

2 6 .	Fair value measurements (continued)

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
The Company determined the fair value of their derivative liabilities by using binominal model. The determination of the fair value was based on estimates, judgments and information of other comparable public companies. The significant unobservable inputs adopted in the valuation as of March 31, 2021 and 2022 are as follows:

	As of March 31, 2021	As of March 31, 2022
Spot price (US$)	5.57, 7.19	0.44, 6.93
Risk-free rate	0.00%, 0.9%	1.25%, 2.5%
Expected volatility	41.05%, 52.33%,	57.95%, 48.15%
Expected expiry years (in years)	0.50, 4.56	0.50, 3.56
The significant unobservable inputs used in the fair value measurement of the derivative liabilities include spot price, risk-free rate, expected volatility and expected expiry years. Significant decreases in spot price, risk-free rate, expected volatility and expected expiry years would result in a significantly lower fair value measurement.

2 7 .	Net loss per share
Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the years ended March 31, 2020, 2021 and 2022, respectively, as follows:

	Year Ended March 31, 2020	Year Ended March 31, 2021	Year Ended March 31, 2022
	RMB	RMB	RMB
Numerator:
Net loss attributable to Boqii Holding Limited	(179,024)	(194,444)	(128,390)
Accretion on the Preferred Shares to redemption value (Note 20)	(204,796)	120,873	—
Accretion on the Redeemable non-controlling interests to redemption value (Note 21)	—	(138)	(575)
Deemed dividend to preferred shareholders	(1,142)	(12,547)	—

Net loss attributable to ordinary shareholders	(384,962)	(86,256)	(128,965)

Denominator:
Weighted average number of ordinary shares used in computing net loss per share, Basic and diluted (Note (a))	22,238,454	66,953,610	68,006,172

Net loss per share attributable to ordinary shareholders:
Basic and diluted	(17.31)	(1.29)	(1.90)

Note (a): Options exercisable for a minimal exercise price (the “Penny Stock”) are included in the denominator of basic loss per share calculation once there are no further vesting conditions or contingencies associated with them, as they are considered issuable shares. Basic net loss per share is computed using the weighted average number of ordinary shares outstanding and the Penny Stock during the reporting periods. Diluted net loss per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding and the Penny Stock during the reporting periods.

F-6
1

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

2 7 .	Net loss per share (continued)

For the years ended March 31, 2020, assumed conversion of the Preferred Shares have not been reflected in the dilutive calculations pursuant to ASC 260, “Earnings Per Share,” due to the anti-dilutive effect.
For the years ended March 31, 2021 and 2022, assumed share options have not been reflected in the dilutive calculations pursuant to ASC 260, “Earnings Per Share,” due to the anti-dilutive effect.
The following ordinary shares equivalent were excluded from the computation of diluted net loss per ordinary share for the periods presented because including them would have had an anti-dilutive effect:

	Year Ended March 31, 2020	Year Ended March 31, 2021	Year Ended March 31, 2022
	RMB	RMB	RMB
Preferred Shares - weighted average	26,072,893	—	—
Share options - weighted average	—	2,585,103	719,437

2 8 .	Related party transactions
The table below sets forth the major related parties and their relationships with the Company as of March 31, 2020, 2021 and 2022:

Name of related parties	Relationship with the Company

Nanjing Xingmu	An equity investee of the Company before November 1, 2019

Nanjing Animal Pharmaceutical	An equity investee of the Company

Wuhan Chunzhijin	An equity investee of the Company

Weishi Network	An equity investee of the Company

Beijing Petdog	An available-for-sale debt investee that the Company has significant influence

Shanghai Guangcheng Information Technology (limited partnership) (“Shanghai Guangcheng Information”)	A company with a common director of the Company

Yingzhi (Lisa) Tang	Senior management of the Company

Yan Jiang	Senior management of the Company

Di (Jackie) Chen	Senior management of the Company until July, 2021

Ying (Christina) Zhang	Senior management of the Company until February, 2022

Fei Wang	Senior management of the Company until April, 2022

Lijun Zhou	Senior management of the Company until April, 2022
Details of related party transactions and balances as of March 31, 2020, 2021 and 2022 are as follows:
The Company believes that the terms of the agreements with the related parties are comparable to the terms in arm’s-length
transactions with third party customers and suppliers.
Transactions with related parties

	Year Ended March 31, 2020	Year Ended March 31, 2021	Year Ended March 31, 2022
	RMB	RMB	RMB
Sales of goods
Beijing Petdog	2,316	—	—

F-6
2

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

28.	Related party transactions (continued)

Transactions with related parties (continued)

	Year Ended March 31, 2020	Year Ended March 31, 2021	Year Ended March 31, 2022
	RMB	RMB	RMB
Online marketing and information services
Beijing Petdog	315	410	—
Weishi Network	—	—	19

	315	410	19

	Year Ended March 31, 2020	Year Ended March 31, 2021	Year Ended March 31, 2022
	RMB	RMB	RMB
Purchase of merchandise
Nanjing Xingmu	751	—	—
Weishi Network	—	—	1,582
Nanjing Animal Pharmaceutical	45	250	1,020

	796	250	2,602

	Year Ended March 31, 2020	Year Ended March 31, 2021	Year Ended March 31, 2022
	RMB	RMB	RMB
Loans granted to related parties
Shanghai Guangcheng Information (a)	—	—	33,395
Wuhan Chunzhijin (b)	—	5,690	2,600
Yingzhi (Lisa) Tang	—	—	1,750
Lijun Zhou	—	—	300
Yan Jiang	—	200	70
Nanjing Animal Pharmaceutical (c)	1,000	500	—
Ying (Christina) Zhang	152	—	—
Di (Jackie) Chen	785	—	—
Fei Wang	—	500	—

	1,937	6,890	38,115

(a)
In April 2021, the Company granted Shanghai Guangcheng Information a short-term loan with a total principal amount of
RMB33.4
million
(equivalent to USD5 million), bearing an interest rate of
 3.5% per annum.

The loan was fully repaid by March 31, 2022.

(b)	From April 2020 to January 2021, the Company provided interest free loans to Wuhan Chunzhijin with an aggregate amount of RMB5.7 million, which will be repaid on demand.
(c)
In December 2019, Nanjing Xingmu, one of the Company’ subsidiaries, entered into a twelve-month interest free loan agreement with Nanjing Agricultural Pharmaceutical for a principal amount of
RMB1 million. This loan was early repaid in May 2020. In June 2020, Nanjing Xingmu entered into another twelve-month interest free loan agreement with Nanjing Agricultural Pharmaceutical for a principal amount of RMB0.5 million. As of March 31, 2021, the outstanding principal amount under this agreement was RMB0.5 million.

The loan was repaid in June 2021.

F-6
3

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

28.	Related party transactions (continued)
Transactions with related parties (continued)

	Year Ended March 31, 2020	Year Ended March 31, 2021	Year Ended March 31, 2022
	RMB	RMB	RMB
Staff advances

Yingzhi (Lisa) Tang	—	10	—
Di (Jackie) Chen	6	—	—

	6	10	—

Advances provided to related parties
Nanjing Animal Pharmaceutical	—	2,073	—
Wuhan Chunzhijin	3,350	—	—

	3,350	2,073	—

Loans granted from related parties
Shanghai Guangcheng Information (a)	—	—	9,961
Yingzhi (Lisa) Tang (b)	1,450	—	—
Di (Jackie) Chen (c)	1,250	—	—
Yan Jiang (d)	9,000	—	—

	11,700	—	9,961

(a)
In April 2021, the Company obtained a total loan facility up to USD5 million from Shanghai Guangcheng Information. During the year ended March 31, 2022, the Company drew down a total amount of

USD1.5 million (equivalent to RMB10.0 million)

from the loan facility, with interest bearing at 3.5% per annum. The loan was fully repaid by March 31, 2022.

(b)	In September 2019, the Company obtained a two-year loan of RMB1.5 million from Yingzhi (Lisa) Tang, bearing an interest rate of 9.0% per annum. The loan was early repaid in December 2020.

(c)	In October 2019, Di (Jackie) Chen advanced RMB1.25 million to the Company, which was repaid by the Company in the same month.

(d)	In September 2019, the Company obtained a two-year loan of RMB9 million from Yan Jiang, bearing an interest rate of 9.0% per annum. The loan was early repaid in December 2020.

F-6
4

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

2 8 .	Related party transactions (continued)

Amounts due from related parties

	As of March 31, 2020	As of March 31, 2021	As of March 31, 2022
	RMB	RMB	RMB
Trade receivables from related parties
Beijing Petdog	1,564	—	—

Prepayments to related parties
Nanjing Animal Pharmaceutical	—	2,023	1,650
Weishi Network	—	—	1,582

	—	2,023	3,232

	As of March 31, 2020	As of March 31, 2021	As of March 31, 2022
	RMB	RMB	RMB
Other receivables from related parties
Wuhan Chunzhijin	2,481	7,295	7,594

Loans to related parties
Nanjing Animal Pharmaceutical	1,000	500	—
Yingzhi (Lisa) Tang	—	10	—
Yan Jiang	—	200	200
Di (Jackie) Chen (a)	785	785	—
Ying (Christina) Zhang	152	152	—
Fei Wang (b)	—	500	500
Lijun Zhou	—	—	200

	1,937	2,147	900

(a)
In December 2019, the Company entered into a twelve-month interest free loan agreement with, Di (Jackie) Chen, for a principal amount of RMB0.7 million. In December 2020, the loan contract was renewed to June 2023 and was recorded as other non-current assets as of March 31, 2022.

(b)
In January 2021, the Company entered into a one-year loan agreement with Fei Wang, for a principal amount of RMB0.5 million, bearing an interest rate of 4% per annum. This
l
oan was pledged by 515,000 stock options owned by Fei Wang.

F-6
5

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

28.	Related party transactions (continued)

Amounts due to related parties

	As of March 31, 2020	As of March 31, 2021	As of March 31, 2022
	RMB	RMB	RMB
Trade payables to related parties
Nanjing Animal Pharmaceutical	45	874	219

	As of March 31, 2020	As of March 31, 2021	As of March 31, 2022
	RMB	RMB	RMB
Advances from related parties
Beijing Petdog	—	36	—

Long-term loan from related parties
Yingzhi (Lisa) Tang (a)	2,521	—	—
Yan Jiang (b)	9,000	—	—

	11,521	—	—

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

(b)	The balance as of December 31, 2019 represented a two-year loan of RMB9 million due to Yan Jiang, bearing an interest rate of 9.0% per annum. The loan was early repaid in December 2020.

29.	Commitments and contingencies

(a)	Capital commitments
The Company’s capital commitments primarily relate to commitments on leasehold improvement and purchase of equipment. As of March 31, 2021 and 2022, no capital commitment was related to leasehold improvement and purchase of equipment.

(b)	Contingencies
The Company is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome arising out of any such matter will have a material adverse effect on our consolidated financial position, cash flows or results of operations on an individual basis or in the aggregate. As of March 31, 2021 and 2022, the Company is not a party to any material legal or administrative proceedings.

F-6
6

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

30.	Subsequent events
On May 20, 2022, the Company announced to change the ratio of its ADSs to Class A ordinary shares. Under the revised ratio, the Company changed its ratio from one (1) ADS representing three fourths (0.75) Class A ordinary shares to one (1) ADS representing four and a half (4.5) Class A ordinary shares (the “Revised ADS Ratio Change”). The Revised ADS Ratio Change became effective from June 3, 2022.

31.	Restricted net assets
The Company’s ability to pay dividends may depend on the Company receiving distributions of funds from the Company’s subsidiaries and the VIEs incorporated in the PRC. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the consolidated financial statements prepared in accordance with US GAAP differ from those reflected in the statutory financial statements of the Company’s PRC subsidiary.
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
For the years ended March 31, 2020, 2021 and 2022, appropriation to statutory reserves was made because two PRC subsidiaries had generated profits for these periods.
As a result of these PRC laws and regulations subject to the limit discussed above that require annual appropriations of 10% of after-tax
income to be set aside, prior to payment of dividends, as general reserve fund, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company.
Foreign exchange and other regulations in the PRC further restrict the Company’s PRC subsidiaries from transferring funds to the Company in the form of dividends, loans and advances.
As of
March
 31, 2022, the total restricted net assets of the Company’s subsidiaries and the VIEs incorporated in the PRC and subjected to restriction amounted to nil.
Rules
12-04(a)
and
4-08(e)(3)
of Regulation
S-X
require condensed financial information as to the financial position, cash flows and results of operations of a parent company as of and for the same periods for which the audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance
S-X
Rule4-08
(e)(3) and concluded that it was not applicable for the Company to disclose the financial statements for the parent company since the 25% threshold was not met for the year ended March 31, 2022.

F-6
7