Form 20-F/A
period 2022-03-31
Boqii Holding Ltd
filed 2023-03-16
CIK 1815021

UNITED STATES
SECURITIES
AND
EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F / A

(Ame
n
dment No. 1)
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
001-39547

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
Yes  ☒            No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, or an emerging growth company. See definition of “large accelerated filer” “accelerated filer,” and “emerging growth company” in Rule
12b-2
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).  ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐	International Financial Reporting Standards as issued	☐ Other
by the International Accounting Standards Board
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
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
Yes  ☐            No  ☐

Auditor Name: PricewaterhouseCoopers Zhong Tian LLP	Auditor Location: Shanghai, the People’s Republic of China	PCAOB ID: 1424

EXPLANATORY NOTE
This Amendment No. 1 (the “Amendment”) to the Annual Report on Form
20-F
of Boqii Holding Limited (the “Company”) for the fiscal year ended March 31, 2022, originally filed with the Securities and Exchange Commission (the “SEC”) on July 27, 2022 (the “Original Filing”), is being filed solely to include revised officers’ certifications contained in Exhibits 12.1 and 12.2 in response to certain comment of the staff of the SEC. This Amendment contains only the cover page, this explanatory note, the exhibit index, the signature page and the revised certifications. Because no financial statements are included with this Amendment, paragraph 3 of the Section 302 certifications has been omitted.
Except for the foregoing, this Amendment does not alter or update any other information contained in the Original Filing. The Original Filing continues to speak as of the date of the Original Filing. Accordingly, this Amendment should be read in conjunction with the Original Filing, and the Company’s filings made with the SEC subsequent to the filing of the Original Filing.

PART III

ITEM 19.	EXHIBITS.

Exhibit No.	Description of Exhibit

12.1*	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes–Oxley Act of 2002

12.2*	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes–Oxley Act of 2002

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F/A
and that it has duly caused and authorized the undersigned to sign this report on its behalf.

BOQII HOLDING LIMITED

By:	/s/ Yingzhi (Lisa) Tang
	Name:	Yingzhi (Lisa) Tang
	Title:	Director, co-Chief Executive Officer and Chief Financial Officer
Date: March 16, 2023