Form 20-F
period 2023-03-31
Boqii Holding Ltd
filed 2023-07-25
CIK 1815021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2023.
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
Building 9, No. 388, Shengrong Road
Pudong New District, Shanghai 201210
People’s Republic of China
(Address of principal executive offices)
Yingzhi (Lisa) Tang
Chief Financial Officer
Tel: +86 180 1851 3366
E-mail:
lisa@boqii.com
Building 9, No. 388, Shengrong Road
Pudong New District, Shanghai 201210
People’s Republic of China
(Name, Telephone,
E-mail
and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares, each ADS represents four and one half (4.5) Class A ordinary shares, par value US$0.001 per share	BQ	The New York Stock Exchange
Class A ordinary shares, par value US$0.001 per share*	N/A	The New York Stock Exchange

*	Not for trading, but only in connection with the listing of the American depositary shares on the New York Stock Exchange.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
As of March 31, 2023, there were 70,729,482 ordinary shares outstanding, being the sum of 57,691,753 Class A ordinary shares, including 1,928,662 Class A ordinary shares held by the depositary bank underlying the options granted but not yet exercised under the Amended and Restated 2018 Global Share Plan, and 13,037,729 Class B ordinary shares.
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
Yes  ☒            No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated
filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule
12b-2
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

•

“Boqii,” “we,” “us,” “our company,” “the Company,” “the Group” and “our” refer to Boqii Holding Limited, a Cayman Islands exempted company and its subsidiaries and, in the context of describing our operations and consolidated financial information, the VIEs and their respective subsidiaries;

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

•

“China” or “the PRC” refers to the People’s Republic of China, including Hong Kong and Macau and, only for the purpose of this annual report, excluding Taiwan; the only instances in which “China” or “the PRC” do not include Hong Kong or Macau are when used in the case of laws and regulations, including, among others, tax matters, adopted by the People’s Republic of China; the legal and operational risks associated with operating in China also apply to our operations in Hong Kong;

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

•	“online platforms” refers to our online sales platforms and our content platform;

•	“online sales platforms” refer to Boqii Mall, our flagship stores on third-party e-commerce platforms and our proprietary SaaS system;

•	“Post-IPO MAA” means the twelfth amended and restated memorandum and articles of association of our company currently effective;

•	“Meiyizhi WFOE” refers to Shanghai Meiyizhi Supply Chain Co., Ltd.;

•	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;

•	“Shanghai Guangcheng” refers to Guangcheng (Shanghai) Information Technology Co., Ltd.;

•	“Shanghai Xincheng” refers to Xincheng (Shanghai) Information Technology Co., Ltd.;

•	“shares” or “ordinary shares” refers to our Class A and Class B ordinary shares, par value US$0.001 per share;

•	“Suzhou Taicheng” refers to Suzhou Taicheng Supply Chain Co., Ltd.;

•	“Suzhou Xingyun” refers to Suzhou Xingyun Yueming Supply Chain Co., Ltd.;

•	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;

•

“variable interest entities,” or “VIEs,” refers to the PRC entities of which we have power to control the management, and financial and operating policies and have the right to recognize and receive substantially all the economic benefits and in which we have an exclusive option to purchase all or part of the equity interests at the minimum price possible to the extent permitted by PRC law;

•	“Xingmu” or “Nanjing Xingmu” refers to Nanjing Xingmu Biotechnology Co., Ltd.;

•	“Xingmu WFOE” refers to Nanjing Xinmu Information Technology Co., Ltd.; and

•	“Yoken WFOE” refers to Chengdu Chongaita Information Technology Co., Ltd.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at RMB6.8676 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2023. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

FORWARD-LOOKING INFORMATION

This annual report contains statements that constitute forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigations Reform Act of 1995. Many of the forward-looking statements contained in this annual report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others.

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

Holding Company Structure

Boqii Holding Limited is a Cayman Islands holding company with no business operations. The Company conducts its operations in China through its PRC subsidiaries and the consolidated variable interest entities, or the VIEs, and the VIEs’ subsidiaries. The Company, its shareholders who are non-PRC residents and its subsidiaries do not and are not legally permitted to have any equity interests in the VIEs as current PRC laws and regulations restrict foreign investment in companies that engage in value-added telecommunication services and certain other restricted services related to our businesses. As a result, the Company operates relevant businesses in China through certain contractual arrangements by and among the WFOEs, the VIEs and the respective shareholders of the VIEs. This structure allows the WFOEs to exercise effective control over the VIEs, and be considered the primary beneficiary of the VIEs, which serves the purpose of consolidating the VIEs’ operating results in the Company’s financial statements under the U.S. GAAP. This structure also provides contractual exposure to foreign investment in such companies. As of the date of this annual report, to the best knowledge of our Company, our directors and management, the VIE agreements have not been tested in a court of law in the PRC. Investors in the Company’s ADSs are purchasing equity securities of a Cayman Islands holding company rather than equity securities issued by the Company’s subsidiaries and the VIEs. Investors who are non-PRC residents may not directly hold equity interests in the VIEs under current PRC laws and regulations.

Our corporate structure involves unique risks to investors in the ADSs. For the fiscal years ended March 31, 2021, 2022 and 2023, the amount of revenues generated by the VIEs accounted for 77.5%, 78.7% and 79.9%, respectively, of our total net revenues. As of March 31, 2021, 2022 and 2023, total assets of the VIEs, excluding amounts due from other companies in our Company, equaled to 24.5%, 34.2% and 43.9% of our consolidated total assets as of the same dates, respectively. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to material penalties or be forced to relinquish our interests in those operations or otherwise significantly change our corporate structure. We and our investors face significant uncertainty about potential future actions by the PRC government that could affect the legality and enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of our company as a whole. Our ADSs may decline in value or become worthless, if we are unable to claim our contractual control rights over the assets of the VIEs that conduct substantially all of our operations in China. For detailed discussion, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure and Contractual Arrangements.” The following diagram illustrates our corporate structure, including our principal subsidiaries and VIEs, as of the date of this annual report.

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

Contractual Arrangements with the VIEs and Their Respective Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services. We are an exempted company with limited liability incorporated in the Cayman Islands and our wholly owned PRC subsidiaries are currently considered foreign-invested enterprise. Accordingly, our PRC subsidiaries are not eligible to provide value-added telecommunication services in China or import veterinary drugs. To ensure strict compliance with the PRC laws and regulations, we conduct such business activities through the VIEs, Suzhou Taicheng, Shanghai Guangcheng, Nanjing Xingmu and Suzhou Xingyun. Shanghai Xincheng, Xingmu WFOE and Meiyizhi WFOE, our wholly owned subsidiaries in China, have entered into a series of contractual arrangements with the VIEs and their respective shareholders, which enable us to (i) exercise effective control over the VIEs, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law. These contractual arrangements include the exclusive consultation and technical service agreement, loan agreements, equity pledge agreement, exclusive purchase option agreement, shareholder voting right trust agreement, and spousal consents, as the case may be. As a result of these contractual arrangements, we exert effective control over, and are considered the primary beneficiary of, the VIEs and consolidate its operating results in our financial statements under U.S. GAAP.

The following is a summary of the major terms of the contractual arrangements by and among Shanghai Xincheng, Shanghai Guangcheng and the shareholders of Shanghai Guangcheng. The contractual arrangements by and among Xingmu WFOE, Nanjing Xingmu and the shareholders of Nanjing Xingmu, the contractual arrangements by and among Shanghai Xincheng, Suzhou Taicheng and the shareholders of Suzhou Taicheng, and the contractual arrangements by and among Meiyizhi WFOE, Suzhou Xingyun and the shareholders of Suzhou Xingyun are substantially similar to the corresponding contractual arrangements discussed below, unless otherwise indicated.

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

Shareholders’ Voting Rights Proxy Agreement

Pursuant to the shareholders’ voting rights proxy agreement entered into on August 4, 2020, by and among Shanghai Xincheng, Shanghai Guangcheng, and then shareholders of Shanghai Guangcheng, as supplemented from time to time, such shareholders of Shanghai Guangcheng irrevocably authorized the person then designated by Shanghai Xincheng to exercise such shareholders’ rights in Shanghai Guangcheng, including without limitation, the power to participate in and vote at shareholders’ meetings, the power to nominate and appoint the directors, senior management, the power to propose to convene a shareholders’ meeting, and other shareholders’ voting rights permitted by the Articles of Association of Shanghai Guangcheng.

Equity Pledge Agreement

Pursuant to an equity pledge agreement entered on October 16, 2019, by and between Shanghai Xincheng, Shanghai Guangcheng, and then shareholders of Shanghai Guangcheng, as supplemented by an equity pledge agreement entered into on August 4, 2020 and an equity pledge agreement entered into on September 25, 2022, by and between Shanghai Xincheng, Shanghai Guangcheng, and Shanghai Chelin Information Technology Center (Limited Partnership), a then shareholder of Shanghai Guangcheng, such shareholders of Shanghai Guangcheng pledged all of their equity interests in Shanghai Guangcheng to Shanghai Xincheng, to guarantee the performance of Shanghai Guangcheng, and, to the extent applicable, such shareholders of Shanghai Guangcheng, or their obligations under the contractual arrangements of the VIEs. If Shanghai Guangcheng or such shareholders fail to perform their obligations under the contractual arrangement of the VIEs, Shanghai Xincheng will be entitled to, among other things, the right to sell the pledged equity interests in Shanghai Guangcheng. The shareholders of Shanghai Guangcheng also undertake that, during the term of the equity pledge agreement, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests without prior written consent of Shanghai Xincheng. As of the date of this annual report, the equity pledges under the share pledge agreements have been registered with the relevant PRC legal authority pursuant to PRC laws and regulations.

As of the date of this annual report, all equity pledges under the share pledge agreements by and between the shareholders of Nanjing Xingmu and Xingmu WFOE, by and between the shareholders of Suzhou Xingyun and Meiyizhi WFOE, as well as by and between the shareholders of Suzhou Taicheng and Shanghai Xincheng have been registered with the relevant PRC legal authority pursuant to PRC laws and regulations.

Exclusive Call Option Agreement

Pursuant to an exclusive call option agreement entered on August 4, 2020, by and between Shanghai Xincheng, Shanghai Guangcheng and then shareholders of Shanghai Guangcheng, as supplemented from time to time, such shareholders of Shanghai Guangcheng irrevocably and unconditionally granted Shanghai Xincheng an exclusive call option to purchase, or have its designated person(s) to purchase, at its discretion, all or part of the equity options in Shanghai Guangcheng. The purchase price shall be the lowest price permitted by applicable PRC laws and regulations. The shareholders of Shanghai Guangcheng undertake that, without the prior written consent of Shanghai Xincheng, they may not increase or decrease the registered capital or conduct any merger, transfer or dispose of their equity options and any other third-party rights thereon, dispose of, or procure the management to dispose of, material assets of Shanghai Guangcheng, terminate or procure the management to terminate any material agreements or enter into any agreements in conflict with any existing material agreement, appoint or dismiss any director, supervisor or any other senior management which should be appointed or dismissed by such shareholders, procure Shanghai Guangcheng to declare or distribute any distributable profits or dividends, procure the winding-up, liquidation or dissolution of Shanghai Guangcheng, amend its articles of association or provide any loans to, or borrow any loans from, third parties or provide security or guarantee, or undertake any substantive obligations beyond the ordinary course of business. The exclusive call option agreement will remain effective until all equity options in Shanghai Guangcheng held by such shareholders are transferred or assigned to Shanghai Xincheng or its designated representatives.

Loan Agreement

Shareholders of Shanghai Guangcheng have entered into a loan agreement, as amended from time to time, with Shanghai Xincheng on August 4, 2020. Pursuant to the loan agreement, Shanghai Xincheng provided such shareholders with a long-term interest-free loan. The proceeds from the loans were used for the investment in or general business development of Shanghai Guangcheng. The loans can be repaid by transferring the shareholders’ respective equity interests in Shanghai Guangcheng to Shanghai Xincheng or its designee.

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

In the opinion of Commerce & Finance Law Offices, our PRC counsel:

•	the ownership structures of the VIEs do not contravene any PRC laws or regulations currently in effect; and

•

the agreements under the contractual arrangements among Shanghai Xincheng, Shanghai Guangcheng and their respective shareholders, among Xingmu WFOE, Nanjing Xingmu and their respective shareholders, among Meiyizhi WFOE, Suzhou Xingyun and their respective shareholders, as well as among Shanghai Xincheng, Suzhou Taicheng and their respective shareholders governed by PRC laws are valid and binding upon each party to such agreements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect.

There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. In particular, in March 2019, the National People’s Congress of the PRC adopted the PRC Foreign Investment Law, which became effective on January 1, 2020. Among other things, the PRC Foreign Investment Law defines the “foreign investment” as investment activities in China by foreign investors in a direct or indirect manner, including those circumstances explicitly listed thereunder as establishing new projects or foreign invested enterprises or acquiring shares of enterprises in China, and other approaches of investment as stipulated by laws, administrative regulations or otherwise regulated by the State Council. The PRC Foreign Investment Law leaves uncertainty as to whether foreign investors’ controlling PRC onshore variable interest entities via contractual arrangements will be recognized as “foreign investment” and thus be subject to the restrictions and/or prohibitions on foreign investments. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. If the PRC government finds that the VIE agreements that establish the structure for operating our podcasts, audio entertainment and other internet related businesses or for importing veterinary drugs do not comply with PRC government restrictions on foreign investment in certain industries, such as value-added telecommunications services business, or if these regulations change or are interpreted differently in the future, our ADSs may decline in value or become worthless, we could be subject to severe penalties, including being prohibited from continuing operations. For detailed discussion, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure and Contractual Arrangements.”

Cash Flows through Our Organization

Transfer of Funds and Other Assets

We currently do not have cash management policies that dictate how funds are transferred between us, our subsidiaries and the VIEs. In practice, we estimate and allocate funds to our WFOE and the VIEs based on their respective available cash balances and forecasted cash requirements. Under relevant PRC laws and regulations, we are permitted to remit funds to the VIEs through loans rather than capital contributions. The following diagram summarizes how funds were transferred among Boqii, our subsidiaries, and the VIEs as of March 31, 2023.

As of March 31, 2023, Boqii Holding Limited had made cumulative capital contributions of RMB1,151.1 million (US$167.6 million) to its PRC subsidiaries through intermediate holding companies, and were accounted as long-term investments of Boqii Holding Limited. Furthermore, funds equivalent to RMB9.8 million, RMB31.4 million and nil were provided to the PRC subsidiaries as loans for the fiscal years ended March 31, 2021, 2022 and 2023, respectively, which were accounted as intra-Group payables due to the Group’s entities. These funds have been used by the Company’s PRC subsidiaries for their operations.

The VIEs may transfer cash to the relevant WFOEs by paying service fees according to the exclusive business cooperation agreements. Pursuant to these agreements between each of the VIEs and its corresponding WFOEs, each of the VIEs agrees to pay the relevant WFOE for services related to design and maintenance of the e-commerce platform, consulting services, technical training, research, planning and development of the market and customer support at an amount based on 100% of the balance of the gross consolidated profits of each VIE after offsetting the accumulated losses for the preceding financial years and deducting the working capital, expenses, taxes and other statutory contributions required for any financial year, or the amount determined by the WFOE in accordance with the terms of the agreements. Considering the future operating and cash flow needs of the VIEs, for the years ended March 31, 2021, 2022 and 2023, no service fees were charged to the VIEs by the WFOEs, and no payments were made by the VIEs under these agreements. If there is any amount payable to relevant WFOEs under the VIE agreements, the VIEs will settle the amount accordingly. For more information, see “—Condensed Consolidating Schedule” and consolidated financial statements included elsewhere in this annual report. For any amounts owed by the VIEs to our PRC subsidiaries under the VIE agreements, unless otherwise required by PRC governmental authorities, we are able to settle such amounts without limitations under the current effective PRC laws and regulations, provided that the VIEs have sufficient funds to do so.

Dividend Distribution to U.S. Investors and Tax Consequences

We have not previously declared or paid any cash dividend, dividend in kind or distributions, and have no plan to declare or pay any dividends or distributions in the near future on our shares or the ADSs representing our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. For more information, see “Item 8. Financial Information—8.A. Consolidated Statements and Other Financial Information—Dividend Policy.”

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within Mainland China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Taxation Scenario(1) Statutory Tax and Standard Rates
Hypothetical pre-tax earnings(2)	100.0%
Tax on earnings at statutory rate of 25%(3)	(25.0)%
Net earnings available for distribution	75.0%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to Boqii Holding Limited /shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.
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

Furthermore, if certain procedural requirements are satisfied, the payment of current account items, including profit distributions and trade and service related foreign exchange transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange, or SAFE, or its local branches. However, where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies, approval from or registration with competent government authorities or its authorized banks is required. The PRC government may take measures at its discretion from time to time to restrict access to foreign currencies for current account or capital account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our offshore intermediary holding companies or ultimate parent company, and therefore, our shareholders or investors in our ADSs. Further, we cannot assure you that new regulations or policies will not be promulgated in the future, which may further restrict the remittance of RMB into or out of the PRC. We cannot assure you, in light of the restrictions in place, or any amendment to be made from time to time, that our current or future PRC subsidiaries will be able to satisfy their respective payment obligations that are denominated in foreign currencies, including the remittance of dividends outside of the PRC. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Boqii Holding Limited. In addition, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.

Condensed Consolidating Schedule

The following tables present the condensed consolidating schedules of financial information of Boqii Holding Limited, our subsidiaries that are the primary beneficiaries of VIEs and their subsidiaries, the VIEs and their subsidiaries, and other subsidiaries for the periods and as of the dates indicated.

	As of March 31, 2021
	Boqii Holding Limited	All others	Primary Beneficiaries of VIEs and their subsidiaries	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
ASSETS
Current assets:
Cash and cash equivalents	18,285	146,671	109,395	17,886	—	292,237
short-term investments	—	118,546	50,000	—	—	168,546
Accounts receivable, net	—	13,015	5,324	27,393	—	45,732
Inventories, net	—	14,411	65,791	11,349	—	91,551
Prepayments and other current assets	2,638	42,183	6,995	33,445	—	85,261
Amounts due from related parties	—	—	—	11,465	—	11,465
Intra-Group receivables due from the Group’s entities(1)	—	44,632	574,610	47,592	(666,834)	—
Non-current assets:
Property and equipment, net	—	14	—	8,372	—	8,386
Intangible assets	—	—	28,628	909	—	29,537
Operating lease right-of-use assets	—	—	1,498	27,736	—	29,234
Goodwill	—	—	39,690	494	—	40,184
Long-term investments	—	—	—	74,330	—	74,330
Other non-current asset	344	317	1,017	2,433	—	4,111
Long-term investments to the Group’s entities(2)	66,868	—	—	—	(66,868)	—

Total assets	88,135	379,789	882,948	263,404	(733,702)	880,574

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	—	32,857	49,225	3,484	—	85,566
Accounts payable	—	264	41,644	29,940	—	71,848
Salary and welfare payable	—	738	720	4,851	—	6,309
Accrued liabilities and other current liabilities	4,055	677	787	24,536	—	30,055
Amounts due to related parties, current	—	—	—	910	—	910
Contract liabilities	—	—	160	3,706	—	3,866
Operating lease liabilities, current	—	—	2,005	6,058	—	8,063
Derivative liabilities	444	9,362	190	—	—	9,996
Intra-Group payables due to the Group’s entities(1)	962	19,188	35,572	611,112	(666,834)	—
Non-current liabilities:
Deferred tax liabilities	—	—	7,106	1,852	—	8,958
Operating lease liabilities, non-current	—	—	—	19,997	—	19,997
Long-term borrowings	—	—	67,203	872	—	68,075
Amounts due to related parties, non-current	—	—	—	—	—	—
Other debts, non-current	—	—	18,170	415,122	—	433,292
Investments deficit to the Group’s entities(2)	—	243,889	865,920	—	(1,109,809)	—

Total liabilities	5,461	306,975	1,088,702	1,122,440	(1,776,643)	746,935

Mezzanine equity:
Redeemable non-controlling interests	—	5,946	—	—	—	5,946

Total mezzanine equity	—	5,946	—	—	—	5,946

Shareholders’ equity:
Total Boqii Holding Limited shareholders’ equity	82,674	66,868	(243,889)	(865,920)	1,042,941	82,674
Non-controlling interests	—	—	38,135	6,884	—	45,019

Total shareholders’ equity	82,674	66,868	(205,754)	(859,036)	1,042,941	127,693

Total liabilities, mezzanine equity and shareholders’ equity	88,135	379,789	882,948	263,404	(733,702)	880,574

	As of March 31, 2022
	Boqii Holding Limited	All others	Primary Beneficiaries of VIEs and their subsidiaries	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
ASSETS
Current assets:
Cash and cash equivalents	1,166	112,876	28,246	20,567	—	162,855
short-term investments	—	128,084	—	—	—	128,084
Accounts receivable, net	—	2,704	15,092	31,435	—	49,231
Inventories, net	—	4,777	89,130	16,014	—	109,921
Prepayments and other current assets	9,727	13,154	36,750	57,107	—	116,738
Amounts due from related parties	—	—	—	11,726	—	11,726
Intra-Group receivables due from the Group’s entities(1)	—	80,224	896,341	16,535	(993,100)	—
Non-current assets:
Property and equipment, net	—	61	1,003	6,715	—	7,779
Intangible assets	—	—	25,037	507	—	25,544
Operating lease right-of-use assets	—	—	2,879	35,688	—	38,567
Goodwill	—	—	39,690	994	—	40,684
Long-term investments	670	—	—	81,649	—	82,319
Other non-current asset	—	306	1,166	3,389	—	4,861
Long-term investments to the Group’s entities(2)	189,471	—	—	—	(189,471)	—

Total assets	201,034	342,186	1,135,334	282,326	(1,182,571)	778,309

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	—	31,741	128,513	872	—	161,126
Accounts payable	—	39	39,041	55,144	—	94,224
Salary and welfare payable	—	827	447	5,597	—	6,871
Accrued liabilities and other current liabilities	349	1,189	1,369	24,417	—	27,324
Amounts due to related parties, current	—	—	215	4	—	219
Contract liabilities	—	—	—	7,007	—	7,007
Operating lease liabilities, current	—	—	2,763	7,238	—	10,001
Derivative liabilities	—	9,086	—	—	—	9,086
Intra-Group payables due to the Group’s entities(1)	1,510	12,123	33,507	945,960	(993,100)	—
Non-current liabilities:
Deferred tax liabilities	—	—	4,847	—	—	4,847
Operating lease liabilities, non-current	—	—	—	28,197	—	28,197
Other debts, non-current	—	—	23,188	157,874	—	181,062
Investments deficit to the Group’s entities(2)	—	91,196	955,158	—	(1,046,354)	—

Total liabilities	1,859	146,201	1,189,048	1,232,310	(2,039,454)	529,964

Mezzanine equity:
Redeemable non-controlling interests	—	6,522	—	—	—	6,522

Total mezzanine equity	—	6,522	—	—	—	6,522

Shareholders’ equity:
Total Boqii Holding Limited shareholders’ equity	199,175	189,471	(91,196)	(955,158)	856,883	199,175
Non-controlling interests	—	(8)	37,482	5,174	—	42,648

Total shareholders’ equity	199,175	189,463	(53,714)	(949,984)	856,883	241,823

Total liabilities, mezzanine equity and shareholders’ equity	201,034	342,186	1,135,334	282,326	(1,182,571)	778,309

	As of March 31, 2023
	Boqii Holding Limited	All others	Primary beneficiaries of VIEs and their subsidiaries	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
ASSETS
Current assets:
Cash and cash equivalents	129	6,420	67,779	15,522	—	89,850
Short-term investments	—	69,797	—	—	—	69,797
Accounts receivable, net	—	1,763	41,807	33,172	—	76,742
Inventories, net	—	1,693	51,465	27,894	—	81,052
Prepayments and other current assets	10,507	8,268	12,293	48,291	—	79,359
Amounts due from related parties	100	5,497	—	3,782	—	9,379
Intra-Group receivables due from the Group’s entities(1)	—	96,497	1,035,667	83,700	(1,215,864)	—
Non-current assets:
Property and equipment, net	—	29	802	4,661	—	5,492
Intangible assets	—	50	21,443	101	—	21,594
Operating lease right-of-use assets	—	—	49	22,305	—	22,354
Goodwill	—	—	—	—	—	—
Long-term investments	102	—	—	75,505	—	75,607
Long-term investments to the Group’s entities	170,476	—	—	—	(170,476)	—
Amounts due from related parties, non-current	—	—	—	2,988	—	2,988
Other non-current asset	—	262	1,105	5,219	—	6,586

Total assets	181,314	190,276	1,232,410	323,140	(1,386,340)	540,800

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	—	—	85,898	363	—	86,261
Accounts payable	—	92	42,471	13,459	—	56,022)
Salary and welfare payable	—	371	946	5,573	—	6,890
Accrued liabilities and other current liabilities	350	1,697	3,161	16,896	—	22,104
Amounts due to related parties, current	—	—	450	21	—	471
Intra-Group payables due to the Group’s entities(1)	2,681	12,112	105,619	1,095,452	(1,215,864)	—
Contract liabilities	—	—	—	4,471	—	4,471
Operating lease liabilities, current	—	—	13	9,207	—	9,220
Derivative liabilities	—	7,850	2,851	—	—	10,701
Non-current liabilities:
Deferred tax liabilities	—	—	5,325	(1,184)	—	4,141
Operating lease liabilities, non-current	—	—	—	12,741	—	12,741
Long-term debt	—	—	27,346	75,481	—	102,827
Investments deficit to the Group’s entities(2)	—	(9,510)	915,738	—	(906,228)	—

Total liabilities	3,031	12,612	1,189,818	1,232,480	(2,122,092)	315,849

Mezzanine equity:
Redeemable non-controlling interests	—	7,197	—	—	—	7,197

Total mezzanine equity	—	7,197	—	—	—	7,197

Shareholders’ equity:
Total Boqii Holding Limited shareholders’ deficit	178,283	170,476	9,510	(915,738)	735,752	178,283
Non-controlling interests	—	(9)	33,082	6,398	—	39,471

Total shareholders’ equity	178,283	170,467	42,592	(909,340)	735,752	217,754

Total liabilities, mezzanine equity and shareholders’ equity	181,314	190,276	1,232,410	323,140	(1,386,340)	540,800

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

	Year Ended March 31, 2021
	Boqii Holding Limited	All others	Primary Beneficiaries of VIEs and their subsidiaries	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Net revenues:
Third-party revenues	—	121,190	154,277	735,518	—	1,010,985
Intra-Group revenues(1)	—	—	406,049	48,374	(454,423)	—

Total revenues	—	121,190	560,326	783,892	(454,423)	1,010,985

Cost of revenues:
Third-party cost of revenues	—	(94,519)	(356,692)	(372,475)	—	(823,686)
Intra-Group cost of revenues(1)	—	—	(132,173)	(297,844)	430,017	—

Total cost of revenues	—	(94,519)	(488,865)	(670,319)	430,017	(823,686)

Gross profit	—	26,671	71,461	113,573	(24,406)	187,299

Operating expenses:
Third-party operating expenses	(19,320)	(34,391)	(85,699)	(254,951)	—	(394,361)
Intra-Group operating expenses(1)	—	—	(17,149)	(7,257)	24,406	—

Total operating expenses	(19,320)	(34,391)	(102,848)	(262,208)	24,406	(394,361)

Other income, net	—	—	56	1,011	—	1,067
Loss from operations	(19,320)	(7,720)	(31,331)	(147,624)	—	(205,995)

Equity in loss of the Group’s entities(2)	(199,065)	(196,170)	(166,484)	—	561,719	—
Non-operating income/(expense)	23,941	4,825	2,000	(18,162)	—	12,604

Loss before income tax expenses	(194,444)	(199,065)	(195,815)	(165,786)	561,719	(193,391)

Income tax benefits	—	—	891	(20)	—	871
Share of results of equity investees	—	—	—	(696)	—	(696)

Net loss	(194,444)	(199,065)	(194,924)	(166,502)	561,719	(193,216)

Less: Net income attributable to the non-controlling interest shareholders	—	—	1,246	(18)	—	1,228

Net loss attributable to Boqii Holding Limited	(194,444)	(199,065)	(196,170)	(166,484)	561,719	(194,444)

	Year Ended March 31, 2022
	Boqii Holding Limited	All others	Primary Beneficiaries of VIEs and their subsidiaries	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Net revenues:
Third-party revenues	—	42,769	266,280	877,380	—	1,186,429
Intra-Group revenues(1)	—	—	550,585	56,079	(606,664)	—

Total revenues	—	42,769	816,865	933,459	(606,664)	1,186,429

Cost of revenues:
Third-party cost of revenues	—	(38,203)	(744,834)	(160,661)	—	(943,698)
Intra-Group cost of revenues(1)	—	(637)	(1,761)	(550,585)	552,983	—

Total cost of revenues	—	(38,840)	(746,595)	(711,246)	552,983	(943,698)

Gross profit	—	3,929	70,270	222,213	(53,681)	242,731

Operating expenses:
Third-party operating expenses	(17,058)	(21,896)	(54,015)	(288,291)	—	(381,260)
Intra-Group operating expenses(1)	—	—	(53,681)	—	53,681	—

Total operating expenses	(17,058)	(21,896)	(107,696)	(288,291)	53,681	(381,260)

Other income, net	—	—	182	98	—	280
Loss from operations	(17,058)	(17,967)	(37,244)	(65,980)	—	(138,249)

Equity in loss of the Group’s entities(2)	(132,683)	(115,665)	(81,790)	—	330,138	—
Non-operating income/(expense)	21,351	941	1,825	(20,680)	—	3,437

Loss before income tax expenses	(128,390)	(132,691)	(117,209)	(86,660)	330,138	(134,812)

Income tax benefits	—	—	890	681	—	1,571
Share of results of equity investees	—	—	—	418	—	418

Net loss	(128,390)	(132,691)	(116,319)	(85,561)	330,138	(132,823)

Less: Net income attributable to the non-controlling interest shareholders	—	(8)	(654)	(3,771)	—	(4,433)

Net loss attributable to Boqii Holding Limited	(128,390)	(132,683)	(115,665)	(81,790)	330,138	(128,390)

	Year Ended March 31, 2023
	Boqii Holding Limited	All others	Primary Beneficiaries of VIEs and their subsidiaries	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Net revenues:
Third-party revenues	—	8,937	297,005	786,152	—	1,092,094
Intra-Group revenues(1)	—	—	534,559	86,463	(621,022)	—

Total revenues	—	8,937	831,564	872,615	(621,022)	1,092,094

Cost of revenues:
Third-party cost of revenues	—	(8,967)	(767,831)	(81,810)	—	(858,608)
Intra-Group cost of revenues(1)	—	—	(982)	(534,518)	535,500	—

Total cost of revenues	—	(8,967)	(768,813)	(616,328)	535,500	(858,608)

Gross profit	—	30	(62,751)	(256,287)	85,522	(233,486)

Operating expenses:
Third-party operating expenses	1,076	(10,342)	(49,737)	(237,852)	—	(296,855)
Impairment of goodwill	—	—	(39,690)	(994)	—	(40,684)
Intra-Group operating expenses(1)	—	—	(85,481)	(41)	85,522	—

Total operating expenses	1,076	(10,372)	(174,908)	(238,887)	85,522	(337,539)

Other income/(expense), net	—	—	127	158	—	285

Loss from operations	1,076	(10,372)	(112,030)	17,558	—	(103,768)

Equity in loss of the Group’s entities(2)	(109,424)	(101,087)	16,245	—	194,266	—
Non-operating income/(expense)	5,550	2,033	(10,591)	(29)	—	(3,037)

Loss before income tax expenses	(102,798)	(109,426)	(106,376)	17,529	194,266	(106,805)

Income tax benefits	—	—	890	21	—	911
Share of results of equity investees	—	—	—	(82)	—	(82)

Net loss	(102,798)	(109,426)	(105,486)	17,468	194,266	(105,976)

Less: Net income attributable to the non-controlling interest shareholders	—	(1)	(4,400)	1,224	—	(3,177)

Net loss attributable to Boqii Holding Limited	(102,798)	(109,425)	(101,086)	16,244	194,266	(102,799)

Notes:

(1)

Represents the elimination of the intercompany transactions at the consolidation level. For the fiscal years ended March 31, 2021, 2022 and 2023, the primary beneficiary of the VIE didn’t charge any service fees according to the exclusive consultation and service agreements.

(2)

Represents the elimination of investments among Boqii Holding Limited, the primary beneficiaries of VIEs and their subsidiaries, the Other Subsidiaries and the VIEs and their subsidiaries that we consolidate.

	Year Ended March 31, 2021
	Boqii Holding Limited	All others	Primary Beneficiaries of VIEs and their subsidiaries	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Cash flows from operating activities:
Net cash provided by/(used in) transactions with external parties	2,193	(161,806)	(507,640)	419,767	—	(247,486)
Net cash provided by/(used in) transactions with the Group’s entities	34	(6,552)	337,582	(331,064)	—	—

Net cash provided by/(used in) operating activities	2,227	(168,358)	(170,058)	88,703	—	(247,486)

Cash flows from investing activities:
Capital contribution to the Group’s entities	(620,373)	(148,624)	—	—	768,997	—
Cash flows of loan funding provided to the Group’s entities, net of repayments received	—	38,859	(80,577)	(5,242)	46,960	—
Other investing activities	(18,613)	(45,942)	(87,890)	(31,972)	—	(184,417)

Net cash used in investing activities	(638,986)	(155,707)	(168,467)	(37,214)	815,957	(184,417)

Cash flows from financing activities:
Proceeds from the initial public offering, net of underwriter discounts and commissions and other offering costs paid	393,698	—	—	—	—	393,698
Capital contribution from the Group’s entities	—	452,553	316,444	—	(768,997)	—
Cash flows of loan funding received from the Group’s entities, net of repayments made	—	—	5,243	41,717	(46,960)	—
Other financing activities	266,668	19,845	80,431	(112,151)	—	254,793

Net cash provided by/(used in) financing activities	660,366	472,398	402,118	(70,434)	(815,957)	648,491

	Year Ended March 31, 2022
	Boqii Holding Limited	All others	Primary Beneficiaries of VIEs and their subsidiaries	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Cash flows from operating activities:
Net cash provided by/(used in) transactions with external parties	(3,626)	16,466	(686,545)	526,201	—	(147,504)
Net cash provided by/(used in) transactions with the Group’s entities	563	(29)	328,791	(329,325)	—	—

Net cash provided by/(used in) operating activities	(3,063)	16,437	(357,754)	196,876	—	(147,504)

Cash flows from investing activities:
Capital contribution to the Group’s entities	(242,713)	(252,255)	—	—	494,968	—
Cash flows of loan funding provided to the Group’s entities, net of repayments received	—	(22,616)	(91,552)	6,294	107,874	—
Other investing activities	(34,687)	(9,593)	83,909	(18,482)	—	21,147

Net cash provided by/(used in) investing activities	(277,400)	(284,464)	(7,643)	(12,188)	602,842	21,147

Cash flows from financing activities:
Capital contribution from the Group’s entities	—	242,713	252,255	—	(494,968)	—
Cash flows of loan funding received from the Group’s entities, net of repayments made	—	(7,167)	23,247	91,794	(107,874)	—
Other financing activities	264,010	—	11,891	(273,906)	—	1,995

Net cash provided by/(used in) financing activities	264,010	235,546	287,393	(182,112)	(602,842)	1,995

	Year Ended March 31, 2023
	Boqii Holding Limited	All others	Primary Beneficiaries of VIEs and their subsidiaries	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Cash flows from operating activities:
Net cash provided by/(used in) transactions with external parties	(36,058)	(18,677)	(471,325)	471,991	—	(54,069)
Net cash provided by/(used in) transactions with the Group’s entities	—	—	449,155	(449,155)	—	—

Net cash provided by/(used in) operating activities	(36,058)	(18,677)	(22,170)	22,836	—	(54,069)

Cash flows from investing activities:
Capital contribution to the Group’s entities	(85,947)	(215,537)	—	—	301,484	—
Cash flows of loan funding provided to the Group’s entities, net of repayments received	36,672	(62,075)	(107,248)	—	132,651	—
Other investing activities	(100)	58,234	(2,000)	(9,638)	—	46,496

Net cash provided by/(used in) investing activities	(49,375)	(219,378)	(109,248)	(9,638)	434,135	46,496

Cash flows from financing activities:
Capital contribution from the Group’s entities	—	85,947	215,537	—	(301,484)	—
Cash flows of loan funding received from the Group’s entities, net of repayments made	—	57,397	6,050	69,204	(132,651)	—
Other financing activities	87,984	(33,557)	(42,614)	(88,469)	—	(76,656)

Net cash provided by financing activities	87,984	109,787	178,973	(19,265)	(434,135)	(76,656)

Permits and Permission Required from the PRC Authorities for Our Operations

As advised by our PRC counsel, Commerce & Finance Law Offices, as of the date of this annual report, our PRC subsidiaries and the VIEs have obtained all licenses and approvals required for conducting our operations in China, except that we are in the process of updating address in the veterinarian drug sales license for one of our subsidiaries, and updating address or legal representative and renewing registrations and filings for certain of our subsidiaries regarding import/export, customs, and dog sales, and we currently do not foresee any impediments for us to complete such update or renewal. Additionally, all of the lease agreements of our leased properties have not been registered with the relevant PRC government authorities as required by PRC law and our certain leased properties are for industrial use, which may expose us to potential fines.

If the interpretation or implementation of existing laws and regulations change, or new regulations come into effect, requiring us or parties on whom we rely to obtain any additional permits, licenses or certificates that were previously not required to operate our business, there can be no assurance that we or parties on whom we rely will successfully obtain such permits, licenses or certificates. If we, our PRC subsidiaries or VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits, approvals or filings, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. In addition, if we had inadvertently concluded that such approvals, permits, registrations or filings were not required, or if applicable laws, regulations or interpretations change in a way that requires us to obtain such approval, permits, registrations or filings in the future, we and the VIEs may be unable to obtain such necessary approvals, permits, registrations or filings in a timely manner, or at all, and such approvals, permits, registrations or filings may be rescinded even if obtained. Any such circumstance may subject us to fines and other regulatory, civil or criminal liabilities, and we may be ordered by the competent government authorities to suspend relevant operations, which will materially and adversely affect our business operation. Furthermore, we may be subject to regular inspections, examinations, inquiries or audits by regulatory authorities, and an adverse outcome of such inspections, examinations, inquiries or audits may result in the loss or non-renewal of the relevant licenses and approvals. Moreover, the criteria used in reviewing applications for, or renewals of licenses and approvals may change from time to time, and there can be no assurance that we will be able to meet new criteria that may be imposed to obtain or renew the necessary licenses and approvals. Many of such licenses and approvals are material to the operation of our business, and if we fail to maintain or renew material licenses and approvals, our ability to conduct our business could be materially impaired. See “—3.D. Risk Factors—Risks Related to Our Business and Industry—If we fail to obtain and maintain the licenses, permits and approvals required or applicable to our business under the complex regulatory environment for our businesses in China, our business, financial condition and results of operations may be materially and adversely affected.”

Recent Regulatory Development

Cybersecurity Review Measures

On December 28, 2021, the Cyberspace Administration of China, or the CAC, published the Revised Cybersecurity Review Measures, which became effective on February 15, 2022 and repealed the Cybersecurity Review Measures promulgated on April 13, 2020. The Revised Cybersecurity Review Measures provide that a critical information infrastructure operator purchasing network products and services, and platform operators carrying out data processing activities, which affect or may affect national security, shall apply for cybersecurity review and that a platform operator with more than one million users’ personal information aiming to list abroad must apply for cybersecurity review.

As of the date of this annual report, we have not been informed or involved in any investigations or become subject to a cybersecurity review initiated by the CAC based on the Cybersecurity Review Measures, and we have not received any inquiry, notice, warning, sanctions in such respect or any regulatory objections to our current New York Stock Exchange, or NYSE, listing status from the CAC. However, there remain substantial uncertainties on the interpretation and implementations of the Revised Cybersecurity Review Measures. If the China Securities Regulatory Commission, or the CSRC, the CAC or other regulatory agencies later deem us to be a critical information infrastructures operator and require that we obtain their approvals for any future offshore offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations affecting our operations could limit our ability to attract new customers and/or users and cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

In the past, we were subject to a fine of RMB100,000 imposed by Shanghai Internet Information Office in December 2021 for the publishing and transmission of illegal information on our Boqii Pet APP and a fine of RMB5,000 imposed by the Shanghai Pudong New Area Market Supervision Administration in May 2023 for the failure to stop sending commercial information to consumers upon receiving their request to unsubscribe. As of the date of this annual report, we have not been involved in any investigations or become subject to a cybersecurity review initiated by the CAC based on the Revised Cybersecurity Review Measures, and we have not received any inquiry, notice, warning, sanctions in such respect or any regulatory objections to our listing status from the CAC. For more information related to risks associated with the cybersecurity review, see “—3.D. Risk Factors—Risks Related to Doing Business in China— PRC laws and regulations regarding data security and cybersecurity are evolving. These laws and regulations are subject to change and substantial uncertainties, and could have material impact on our business operation.”

Permissions or Approvals Required from the PRC Authorities for Offering Securities to Foreign Investors

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, which became effective on March 31, 2023. On the same date of the issuance of the Trial Measures, the CSRC circulated No.1 to No.5 Supporting Guidance Rules, the Notes on the Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, or collectively, the Guidance Rules and Notice. Under the Trial Measures and the Guidance Rules and Notice, domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offering or listing application. The companies that have already been listed on overseas stock exchanges are not required to make immediate filings for its listing, yet need to make filings for subsequent offerings in accordance with the Trial Measures. In view of the fact that the Trial Measures have come into effect on March 31, 2023, we shall fulfill the filing procedures with the CSRC for any future offshore offering as per requirements of the Trial Measures. According to CSRC’s Questions and Answers with respect to Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies on February 17, 2023, for the filing of overseas listing of enterprises with VIE structure, the filing procedure will adhere to the principles of market-oriented principle, rule of law, and strengthened regulatory synergy. The CSRC will consult the relevant competent authorities, and the overseas listing of VIE structured enterprises that meet the compliance requirements will be filed. We may not be able to complete the filing if the filing materials are incomplete or do not meet the requirements of the CSRC. Any failure to obtain or delay in obtaining the CSRC permission and approval for any of our offshore offerings, or a rescission of such permission and approval if obtained, may subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which may materially and adversely affect our business, financial condition, and results of operations. However, as of the date of this annual report, uncertainties exist regarding the interpretation and implementation thereof.

As of the date of this annual report, we have not received any formal notice from any PRC authorities that we shall be subject to permission or approval for the filing of this annual report. If we, our subsidiaries and the VIEs inadvertently conclude that such permissions or approvals are not required, and the CSRC, the CAC or any other PRC regulatory body subsequently determines that we, our subsidiaries or the VIEs need to file with such government authorities or obtain their permissions or approvals to maintain our listing status on U.S. exchanges, the CAC or any other PRC government authorities promulgate any interpretation or implements rules that would require us, our subsidiaries or the VIEs to file with or obtain the permissions or approvals from the CSRC, the CAC or other governmental bodies for any such listing status, we, our subsidiaries and the VIEs may face adverse actions that could have a material adverse effect on our business, reputation, financial condition, results of operations, prospects, as well as the trading price of the ADSs, and we cannot assure you that, if ever required, we, our subsidiaries and the VIEs would be able to obtain any such permissions or approvals and fully comply with the relevant new rules on a timely basis, or at all.

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reason for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Summary of Significant Risk Factors

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

•

Our limited operating history across our various business initiatives makes it difficult to evaluate our business prospects and future growth rate. For details, see the risk factor with the same heading on page 22 of this annual report.

•	We have a history of net losses and may continue to incur losses in the future. For details, see the risk factor with the same heading on page 22 of this annual report.

•

We have significant working capital requirements and have historically experienced working capital deficits. If we continue to experience such working capital deficits in the future, our business, liquidity, financial condition and results of operations may be materially and adversely affected. For details, see the risk factor with the same heading on page 22 of this annual report.

•

If we are unable to diversify our monetization channels, our business and prospects may be materially and adversely affected. For details, see the risk factor with the same heading on page 22 of this annual report.

•

Our business, prospects and financial results may be affected by our relationship with third-party e-commerce platforms. For details, see the risk factor with the same heading on page 23 of this annual report.

•

Our business is subject to the changing preferences and needs of our customers and their pets. Any failure by us to timely adapt our offerings according to changes in customer preferences may adversely affect our business and results of operations. For details, see the risk factor with the same heading on page 23 of this annual report.

•

If we fail to acquire and retain new customers, or fail to do so in a cost-effective manner, our business, financial condition and results of operations may be materially and adversely affected. For details, see the risk factor with the same heading on page 23 of this annual report.

Risks Related to Our Corporate Structure and Contractual Arrangements

Having a corporate structure being based primarily in China poses risks to investors. Risks and uncertainties related to our corporate structure and the contractual arrangements include, but are not limited to, the following:

•

There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect our financial condition and results of operations. If the PRC government finds our contractual arrangements noncompliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs. For details, see the risk factor with the same heading on page 42 of this annual report.

•

Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law and how it may impact our business, financial condition and results of operations. For details, see the risk factor with the same heading on page 43 of this annual report.

•

We rely on contractual arrangements with the VIEs and their respective shareholders for our business operations, which may not be as effective as direct ownership in providing operational control. For details, see the risk factor with the same heading on page 44 of this annual report.

•

Any failure by any of the VIEs or their shareholders to perform their respective obligations under our contractual arrangements with them would have a material and adverse effect on our business. For details, see the risk factor with the same heading on page 44 of this annual report.

•

Our contractual arrangements are governed by PRC law. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures. For details, see the risk factor with the same heading on page 45 of this annual report.

Risks Related to Doing Business in China

Having the majority of our operations in China poses risks to investors. We face risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws, rules and regulations in China:

•	Uncertainties with respect to the PRC legal system could adversely affect us. For details, see the risk factor with the same heading on page 46 of this annual report.

•

PRC laws and regulations regarding data security and cybersecurity are evolving. These laws and regulations are subject to change and substantial uncertainties, and could have material impact on our business operation. For details, see the risk factor with the same heading on page 48 of this annual report.

•

Any failure or perceived failure by us to comply with Anti-monopoly Guidelines for Internet Platforms and other Anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations. For details, see the risk factor with the same heading on page 50 of this annual report.

We face risks that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations, significantly limit or hinder our ability to offer or continue to offer securities to investors, and cause the value of such securities to significantly decline or be worthless:

•

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. For details, see the risk factor with the same heading on page 46 of this annual report.

•

The permission and approval from the CSRC or other PRC government authorities may be required in connection with an offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such permission or approval. For details, see the risk factor with the same heading on page 47 of this annual report.

In addition, we are also subject to other risks and uncertainties related to doing business in China, which include, but are not limited to risks related our business, enforcement of legal procedures and regulatory developments in relation to PCAOB inspection:

•

Our business, financial condition and results of operations depend on the level of consumer confidence and spending in China and may be adversely affected by the downturn in the global or Chinese economy. For details, see the risk factor with the same heading on page 46 of this annual report.

•

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws, and the ability of U.S. authorities to bring actions in China may also be limited. For details, see the risk factor with the same heading on page 50 of this annual report.

•	It may be difficult for overseas regulators to conduct investigation or collect evidence within China. For details, see the risk factor with the same heading on page 51 of this annual report.

•

Trading in our securities will be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor as an independent registered public accounting firm, and as a result, U.S. national securities exchanges, such as the NYSE, may determine to delist our securities. For details, see the risk factor with the same heading on page 56 of this annual report.

Risks Related to Our Class A Ordinary Shares and Our ADSs

In addition to the risks described above, we are subject to risks related to our ADSs, including, but are not limited to, the following:

•	We face possible delisting by the NYSE due to non-compliance with the continued listing standards of the NYSE. For details, see the risk factor with the same heading on page 58 of this annual report.

•	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors. For details, see the risk factor with the same heading on page 59 of this annual report.

•

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial. For details, see the risk factor with the same heading on page 60 of this annual report.

•	The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs. For details, see the risk factor with the same heading on page 60 of this annual report.

•

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline. For details, see the risk factor with the same heading on page 61 of this annual report.

•	The sale or availability for sale of substantial amounts of ADSs could adversely affect their market price. For details, see the risk factor with the same heading on page 61 of this annual report.

•	Techniques employed by short sellers may drive down the market price of the ADSs. For details, see the risk factor with the same heading on page 61 of this annual report.

•

Due to our ADS’s price fluctuations, our passive foreign investment company, or PFIC, status for the year ended March 31, 2023 is uncertain, and there is a significant risk that we will be a PFIC for the current or any future taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or our Class A ordinary shares. For details, see the risk factor with the same heading on page 65 of this annual report.

Risks Related to Our Business and Industry

Our limited operating history across our various business initiatives makes it difficult to evaluate our business prospects and future growth rate.

We have a limited operating history across our various business initiatives, such as operating our private label lines, cooperating with KOLs to promote sales on our platform, offering SaaS solution to offline pet stores, engaging in pet healthcare business and other new pet-related product and service offerings. As a result, our historical performance may not be indicative of our future growth or financial results. In addition, we may continue to introduce and implement new business strategies and initiatives as we continue to respond to changing market needs and customer preferences. We cannot assure you that we will be able to successfully implement our business initiatives or achieve our expected growth rate, or at all, as our business model continues to evolve. Our overall business growth may slow down or become negative, and our revenues may decline for a number of possible reasons, some of which are beyond our control, including decreasing customer spending, changes in consumer preferences, increasing competition, declining growth of our overall market or industry, the emergence of alternative business models, changes in rules, regulations, government policies or general economic conditions. Our net revenues were RMB1,011.0 million, RMB1,186.4 million and RMB1,092.1 million (US$159.0 million) in the fiscal years ended March 31, 2021, 2022 and 2023, respectively. If our growth rate declines or if our business initiatives fail to yield positive customer acceptance or economic returns as expected or if such initiatives cause any material disruption to our business model, investors’ perceptions of our business and prospects may be materially and adversely affected and the market price of the ADSs could decline. You should consider our prospects in light of the risks and uncertainties that companies with a limited operating history may encounter.

We have a history of net losses and may continue to incur losses in the future.

We recorded net loss of RMB193.2 million, RMB132.8 million and RMB106.0 million (US$15.4 million) for the fiscal years ended March 31, 2021, 2022 and 2023, respectively. Our net revenues will be impacted by various factors, including customer spending and preference, competitive landscape and macroeconomic and regulatory environment. Hence, our net revenues may not grow at the rate we expect.

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

We had a positive working capital, representing the difference between total current assets and total current liabilities, of RMB478.2 million, RMB262.7 million and RMB210.0 million (US$30.6 million) as of March 31, 2021, 2022 and 2023, respectively. Although we had a positive working capital as of March 31, 2023 to meet our ongoing working capital needs and fund our continuous growth, there is no assurance that we will generate sufficient net income or operating cash flows to meet our working capital requirements and repay our liabilities as they become due in the future. Working capital constraints have in the past limited, and may continue to limit, our ability to grow revenues, especially with emerging brands that generally require larger inventory investments during their early commercial development. Working capital deficits will restrict our liquidity position and have a negative impact on our ability to repay current liabilities. Our inability to take actions that address our working capital deficit in a timely and efficient manner, including prudently managing our working capital, or raising additional equity or debt financing on terms that are acceptable to us when necessary, could materially adversely affect our liquidity, results of operations, financial condition and ability to operate.

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

In addition, these monetization strategies will require significant efforts and resources from our management. For instance, we need to continue to manage our relationships with KOLs to ensure that our content appeals to our users and customers in an effort to monetize our online community user base. Content offerings may not achieve broad user acceptance, and may present new and difficult technological or operational challenges and subject us to claims if users and customers are not satisfied with the quality of the content or if customers are not satisfied with the products promoted on our platform. For further information, see “—If we fail to maintain our relationships with content creators, in particular KOLs, or if our KOLs fail to produce popular pet-focused contents, we may not be able to attract or retain users of our online community, and our revenues and results of operations may be harmed.” Also, we will need to gain acceptance from offline pet stores and maintain steady relationship with them to expand our offline distribution network. For further information, see “—Our business, prospects and financial results may be affected by our relationships with offline pet stores.” All of these endeavors involve risks and will require significant management, financial and human resources. We cannot assure you that we will be able to implement our strategies successfully. If we are not able to diversify our monetization channels and achieve growth in our financials effectively, our business and prospects may be materially and adversely affected.

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

Our success depends on our ability to acquire and retain new customers and to do so in a cost-effective manner. We must continue to acquire customers in order to increase sales and achieve profitability. Considered our ability to monetize the user base of our online community is also critical to our business and growth, we have invested heavily in branding, sales and marketing to acquire and retain customers. We operate a pet-focused online community in China’s pet market with approximately 26 million registered users as of March 31, 2023 and approximately 2.9 million average MAUs in 2023. As of March 31, 2023, we managed over 750 pet-focused Weixin/WeChat groups to extend our customer reach and promote our brand. The former U.S. President had announced a ban of the messaging mobile application WeChat, which is used by many of our customers. Although the ban was dropped in 2021, there is no assurance that no bans of a similar nature will be implemented. Any negative publicity in this regard may also adversely affect our communications and interactions with our customers. We also leverage third-party e-commerce platforms and social networks for customer traffic. As social network and e-commerce channels continue to rapidly evolve, we may be unable to develop or maintain a presence within these channels. Furthermore, we utilize online search engines from time to time on an as-needed basis to generate additional traffic to our platforms through search engine optimization and posting sponsored articles. In the fiscal years ended March 31, 2021, 2022 and 2023, we incurred RMB160.2 million, RMB171.0 million and RMB124.0 million (US$18.1 million) in sales and marketing expenses, respectively. We expect to continue to spend significant amounts to acquire additional customers and retain existing ones, which may lead to increased net losses. However, there is no assurance that we will be able to recover the costs of our sales and marketing activities or successfully convert users on our online community into our customers, or that these activities will be effective in attracting new customers or retaining existing customers. If we fail to attract sufficient new customers, increase our sales per customer, generate customer traffic for our online sales platforms, generate repeat purchases or maintain high levels of customer engagement in a cost-effective and timely manner, or at all, our revenues may decrease and our business, financial condition, and results of operations will be materially and adversely affected.

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

The PRC government and public advocacy groups have been increasingly focused on environment, social and governance, or ESG, issues in recent years, making our business more sensitive to ESG issues and changes in governmental policies and laws and regulations associated with environment protection and other ESG-related matters. Investor advocacy groups, certain institutional investors, investment funds, and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. Regardless of the industry, increased focus from investors and the PRC government on ESG and similar matters may hinder access to capital, as investors may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Any ESG concern or issue could increase our regulatory compliance costs. If we do not adapt to or comply with the evolving expectations and standards on ESG matters from investors and the PRC government or are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition, and the price of our ADSs could be materially and adversely effected.

We face risks related to natural disasters, health epidemics, civil and social disruption and other outbreaks, which could significantly disrupt our operations.

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

Following the outbreak of Covid-19, certain aspects of our business operations were negatively affected. Reduced transportations and travel restrictions have caused temporary delays in product delivery, which has further resulted in a decrease in number of orders. Moreover, most of the offline pet stores that we cooperate with experienced some temporary decrease in the number of customers. Disruption to manufacturing and logistics networks also affected our brand partners’ and manufacturers’ abilities to produce and supply goods. Deteriorating economic conditions in China and globally caused by the Covid-19, such as increased unemployment, decreased capital spending, declines in consumer confidence, or economic slowdowns or recessions, could cause a decrease in market demand, and thereby harm our business. In addition to Covid-19, our business operations could be disrupted due to the spread of other epidemics, including Ebola virus, H1N1 flu, H7N9 flu, avian flu and SARS. A prolonged or worsened Covid-19 or any other adverse public health developments could lead to a material adverse effect on our business, financial condition and results of operations and cash flows, and the trading price of our ADSs may be adversely affected.

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

We launched our private labels, Yoken and Mocare, in 2015 and 2018, respectively. Our Yoken brand offers high value for money pet food and products, and our Mocare brand focuses on premium freeze-dried cat food. We launched two “D-cat” labels in 2022, under which we offer (i) pet snacks and pet supplies and (ii) pet pharmaceuticals and medical care products, respectively.

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

We outsource the manufacturing of our private label products to pet food manufacturers in China. We may be unable to maintain our relationships with our manufacturing partners or identify or enter into relationships with new manufacturing partners to meet the manufacturing and assembly needs of our private label business in a timely manner, or at all. Additionally, manufacturing at our manufacturing partners may be disrupted or delayed for a variety of reasons, including, but not limited to, natural and man-made disasters, health epidemics, information technology system failures, commercial disputes, labor disputes, and environmental and worker health and safety issues. As a result, we may experience shortage in supply and delay in delivery of our private label products, and our business, financial condition, results of operations and reputation may be materially and adversely affected.

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

Business growth will place significant demands on our management, operational and financial resources. We may encounter difficulties as we expand our operations, data and technology, sales and marketing, and general and administrative functions. We expect our expenses to continue to increase in the future as we acquire more users and customers and launch new initiatives. Continued growth could also strain our ability to maintain the quality and reliability of our platform and products and services we offer, develop and improve our operational, financial, legal and management controls, and enhance our reporting systems and procedures. Our expenses may grow faster than our revenues, and our expenses may be greater than we anticipate. Managing our growth will require significant expenditures and allocation of valuable management resources. If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

Diversifying our product offerings may expose us to more risks.

Since our inception, we have focused on selling pet food, treats and supplies, and have also expanded our product offerings to include veterinary drugs. Diversifying our product offerings involve new risks and challenges different from those of our existing product categories. Our lack of familiarity with and lack of relevant customer data relating to new products may make it more difficult for us to anticipate customer demand and preferences, inspect and control quality and handle and store the products. As we broaden our product offerings, we may also be required to obtain additional licenses or permits for the sales of certain new products and subject to additional regulations by the relevant PRC government authorities. There is no assurance that we will be able to acquire additional requisite licenses or permits or to comply with the relevant legal requirements, which may materially and adversely affect our business. Moreover, as we continue to diversify our product offerings, we will need to continuously enhance and upgrade our technology, optimize our branding, sales and marketing efforts, expand our research and development team and train our customer service staff. All these efforts will require significant managerial, financial and human resources. At the same time, new products may have lower profit margins than our existing offerings, and we may need to price aggressively to gain market share or remain competitive in any new categories, which may further reduce our profit margins.

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

We leverage social networks as a tool for customer acquisition and engagement. Through these social networks, such as Wechat/Weixin, our customers may share product information and their purchase experiences with their friends, family and other social contacts, which helps us generate low-cost organic traffic and active interactions among customers. A portion of our customer traffic comes from such user recommendation or product introduction feature on social networks. To the extent that we fail to leverage such social networks, our ability to attract or retain customers may be severely harmed. If any of these social networks changes its features or support, such as charging fees for the current free features, or stops providing us with infrastructure support, we may not be able to locate alternative platforms of similar scale to provide similar features or support on commercially reasonable terms in a timely manner, or at all. Furthermore, we may fail to establish or maintain relationships with social network operators to support the growth of our business on economically viable terms, or at all. Any interruption to or discontinuation of our relationships with major social network operators may severely and negatively impact our ability to continue growing our customer base, and any occurrence of the circumstances mentioned above may have a material adverse effect on our business, financial condition and results of operations.

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

Failures to successfully optimize, operate and manage our fulfillment network result in excess or insufficient fulfillment capacity, increased costs, and impairment charges, any of which could materially and adversely affect our business. As of March 31, 2023, we operated four warehouses and utilized one fulfillment center, and as we continue to expand our business with different requirements and add fulfillment capacity, our fulfillment network will become increasingly complex and operating them will become more challenging. We strategically closed our warehouse in Hong Kong in late 2019 and sought to cooperate with additional new warehouses in mainland China to better manage global macro-economic risks. If we grow faster than we anticipate, we may exceed our fulfillment capacity sooner than we anticipate, we may experience difficulties fulfilling orders in a timely manner and our customers may experience delays in receiving their purchases, which could harm customer experience and our reputation. As a result, we would need to increase our capital expenditures on expanding our fulfillment network sooner than we expected. We cannot assure you that we will be able to locate suitable facilities or recruit qualified managerial and operational personnel to support the expansion our fulfillment network. Also, there can be no assurance that we will be able to operate our fulfillment network cost effectively.

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

We have experienced and expect to continue to experience seasonal fluctuations in our financial performance. These seasonal patterns have caused and will continue to cause fluctuations in our operating results. Historically, we have recorded stronger performance in the fourth quarter of a calendar year, primarily because consumers increase their purchases during e-commerce festivals in China, such as the periods around Double Eleven Shopping Festival (which is an online sales promotion event that falls on November 11 of each year) and Double Twelve (which is another online sales promotion event that falls on December 12 of each year). In addition, we generally experience a lower level of sales activity in the first quarter due to the Chinese New Year holiday, during which the volumes of online purchases and logistical operations drop significantly due to vacations and business closures.

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

In addition, we cannot assure you that we will be successful to enter into amicable relationships with additional online payment service providers or maintain our relationship with existing ones. Identifying, negotiating and maintaining relationships with these providers require significant time and resources. They could choose to terminate their relationships with us or propose terms that we cannot accept. For example, increasing costs to these payment service providers, including fees charged by banks to process transactions through online payment channels, would increase our general and administrative expenses. Furthermore, these service providers may not perform as expected under our agreements with them, and we may have disagreements or disputes with such payment service providers, any of which could adversely affect our brand and reputation as well as our business operations. Meanwhile, we may be subject to fraud, customer data leakage and other illegal activities in connection with the various payment methods we offer.

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

According to relevant PRC laws and regulations, no entities or individuals may provide internet audio-visual program services, which includes making and editing of audio-visual programs and broadcasting such content to the general public online, without a License for Online Transmission of Audio-Visual Programs issued by the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT (currently known as National Radio and Television Administration), or its local bureaus or completing the relevant registration procedures. In general, only state-owned or state-controlled entities are eligible to apply for such license. Shanghai Guangcheng may be required to obtain an Internet audio-visual program transmission license for video interaction or recorded video functions in our Boqii Pet app offered by Shanghai Guangcheng. Shanghai Guangcheng, however, is not eligible to apply for such license since we are not a state-owned or state-controlled entity. See “Item 4.B. Business Overview—Regulation—Regulations on Online Transmission of Audio-Visual Program.” As of the date of this annual report, we have not filed any application for such license, nor have we received any written notice of warning from, or been subject to penalties imposed by, the relevant government authorities for alleged failure by us to comply with the Audio-Visual Program Provisions. In the event that the authorities find us in violation of the relevant laws and regulations, we may be subject to warnings, fines or orders to rectify such non-compliance. In severe cases, we may be ordered to disable the video interaction or recorded video functions in our app and subject to a penalty equal to one to two times our total investment in the affected business, and the devices we used for such operation may be confiscated. Furthermore, the competent authorities may order us to close our platform, revoke the relevant license or filings for the provision of Internet information services and order the relevant network operation entity to stop providing us with signal access services, which could adversely affect our business, financial condition and results of operations.

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

The number of people who access the Internet through devices other than personal computers, such as mobile phones and tablets, has increased dramatically in recent years. The versions of our website, mobile app and mini-program on Weixin developed for these devices may not be compelling to customers. Adapting our services and/or infrastructure to these devices as well as other new Internet, networking or telecommunications technologies could be time consuming and could require us to incur substantial expenditures, which could adversely affect our business, financial condition, and results of operations.

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

Concerns about our practices with regard to the collection, use or disclosure of personal information or other privacy-related and security matters, even if unfounded, could damage our reputation and operations. On November 28, 2019, the Secretary Bureau of the Cyberspace Administration of China, the General Office of the Ministry of Industry and Information Technology, the General Office of the Ministry of Public Security and the General Office of the State Administration for Market Regulation promulgated the Identification Method of Illegal Collection and Use of Personal Information Through App, which provides guidance for the regulatory authorities to identify the illegal collection and use of personal information through mobile apps, and for the app operators to conduct self-examination and self-correction and for other participants to voluntarily monitor compliance. Moreover, the PRC Constitution, the PRC Criminal Law, the Civil Code of the PRC and the Cybersecurity Law protect individual privacy in general, which require certain authorization or consent from internet users prior to collection, use or disclosure of their personal data and also protection of the security of the personal data of such users. In particular, Amendment 7 to the PRC Criminal Law prohibits institutions, companies and their employees in the telecommunications and other industries from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services. While we strive to comply with all applicable data protection laws and regulations, as well as our own privacy policies, any failure or perceived failure to comply may result in proceedings or actions against us by government entities or private individuals, which could have an adverse effect on our business. See “—Risks Related to Doing Business in China—PRC laws and regulations regarding data security and cybersecurity are evolving. These laws and regulations are subject to change and substantial uncertainties, and could have material impact on our business operation.” Moreover, failure or perceived failure to comply with applicable laws and regulations related to the collection, use, or sharing of personal information or other privacy-related and security matters could result in a loss of confidence in us by customers and users, which could adversely affect our business, financial condition and results of operations.

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

We carried a significant goodwill balance on our balance sheet as a result of the acquisitions of Cuida, Xingmu and Chongni Network. We recorded goodwill in connection with the excess of the purchase price over the fair value of the identifiable assets and the liabilities acquired in business combinations. Our goodwill accounted for 4.6% and 5.2% of our total assets as of March 31, 2021 and 2022, respectively, as a result of historical business combinations. We are required to review our goodwill for impairment on an annual basis or more frequently if events or changes in circumstances indicate evidence of impairment. As of March 31, 2023, there was no goodwill recorded. The application of a goodwill impairment test requires significant management judgment. If our estimates and judgment are inaccurate, the fair value determined could be inaccurate and the impairment may not be recognized in a timely manner. If the fair value declines, we may need to recognize goodwill impairment in the future, which could have a material adverse effect on our results of operations. In addition, we perform valuation of the intangible assets arising from business combination to determine the relative fair value to be assigned to each asset acquired. The intangible assets are expensed or amortized using the straight-line approach over the estimated economic useful lives of the assets. There can be no assurance that we will not be required to record impairments on goodwill or intangible assets in the future or that such impairments will not be material. Any significant impairment losses charged against our goodwill or intangible assets could have a material adverse effect on our business, financial condition and results of operations. In addition, our lack of material tangible assets may expose us to certain risks, including decreased ability to obtain debt financings or hedge against fluctuations in value of our intangible assets.

We have and may continue to invest in or acquire complementary assets, technologies and businesses, or enter into strategic alliances. Such efforts may fail and have in the past resulted, and may continue to result, in equity or earnings dilution, which may materially and adversely affect our results of operations and financial condition.

We have in the past invested in or acquired, and may continue to invest in or acquire, assets, technologies and businesses, or enter into strategic alliances, that are complementary to our business. These investments may involve minority stakes in other companies, acquisitions of entire companies or acquisitions of selected assets.

Risks and uncertainties associated with such investments, acquisitions or strategic alliances include:

•	acquired businesses or assets may not yield the results we expect;

•

acquisitions of assets and businesses have in the past resulted, and may continue to result, in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to intangible assets and exposure to potential unknown liabilities of the acquired businesses or assets;

•

any future strategic alliances, investments or acquisitions and the subsequent integration of the new assets and businesses obtained or developed from such transactions into our own may divert management from their primary responsibilities and subject us to additional liabilities;

•	to the extent we fund these investment or acquisition through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted;

•

the cost of identifying and consummating acquisitions, and integrating the acquired businesses or assets into ours, may materially exceed our expectations, and the integration of acquired businesses or assets may be disruptive to our business operations;

•	we may not be able to successfully retain the customers and key personnel of acquisitions over the longer term, which could also adversely affect our business;

•

we may have to obtain approval from the relevant PRC governmental authorities or counterparts elsewhere in the world for the acquisitions and comply with any applicable PRC rules and regulations, which may be costly; and

•

if we fail to integrate successfully such acquisitions, or the business associated with such acquisitions, into our company, the revenues and operating results of the combined company could be adversely affected.

The size and complexity of our business has increased following previous acquisitions, and may continue to increase following additional acquisitions in the future. For example, our acquisition of Xingmu allows us to leverage Xingmu’s extensive pet hospital network to develop our pet healthcare business. However, our future success depends, in part, upon our ability to manage this expanded business, which also poses substantial challenges, including challenges related to the management and monitoring of new operations and sales of medical products that we did not engage in previously. The integration of Xingmu’s business also requires significant time and resources and is associated with increased costs and complexity. We may not successfully evaluate or utilize the acquired business and accurately forecast the financial impact of the acquisition of Xingmu. As such, there can be no assurance that we will realize the expected benefits anticipated from our acquisition of Xingmu. We may not ultimately strengthen our competitive position or achieve our goals from our acquisition of Xingmu, which could be viewed negatively by users, customers, business partners or investors.

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

The failure of any bank in which we deposit our funds could have an adverse effect on our business, financial condition and results of operations.

Events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. Most recently, on March 10, 2023, Silicon Valley Bank (“SVB”) was closed by the California Department of Financial Protection and Innovation, which appointed the U.S. Federal Deposit Insurance Corporation (“FDIC”) as receiver. Similarly, on March 12, 2023, Signature Bank was also placed into receivership. A statement by the U.S. Department of the Treasury, the Federal Reserve and the FDIC indicated that all depositors of SVB would have access to all of their money after only one business day of closure, including funds held in uninsured deposit accounts, however, borrowers under credit agreements, letters of credit and certain other financial instruments with SVB, Signature Bank or any other financial institution that is placed into receivership by the FDIC may be unable to access undrawn amounts thereunder.

Although we do not hold funds at the banks described above, we have funds at other banks, including a commercial bank in China jointly held by SVB and Shanghai Pudong Development Bank. As of March 31, 2023, funds we deposited at this bank accounted for approximately 13% of our total assets, and as of the date of this annual report, we have not experienced any difficulty in withdrawing cash from the relevant deposit account. Additionally, we generally seek to diversify our cash and cash equivalents across several financial institutions in an attempt to minimize exposure to any one of these entities. Nevertheless, our cash balance with a financial institution may exceed the amount under the deposit guarantee program in the relevant jurisdiction. To the extent any of the financial institutions in which we have deposited funds ultimately fails, we may lose our deposits to the extent they exceed the amount under the deposit guarantee program in the relevant jurisdiction, and/or we may be required to move our accounts to another financial institution, which could cause operational difficulties, such as delays in making payments to third parties, which could have an adverse effect on our business, financial condition and results of operations.

Disruption in the financial markets and economic conditions could affect our ability to raise capital

Global economies could suffer dramatic downturns as the result of a deterioration in the credit markets and related financial crisis as well as a variety of other factors including, extreme volatility in security prices, severely diminished liquidity and credit availability, ratings downgrades of certain investments and declining valuations of others. For example, the Covid-19 has caused significant volatility in financial markets across the world. In the past, governments have taken unprecedented actions in an attempt to address and rectify these extreme market and economic conditions by providing liquidity and stability to the financial markets. If these actions are not successful, the return of adverse economic conditions may cause a significant impact on our ability to raise capital, if needed, on a timely basis and on acceptable terms or at all.

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

Employee or other business misconduct could expose us to monetary loss, legal liability, regulatory scrutiny, and reputational harm.

Our employees and outsourced workers may engage in illegal, fraudulent, corrupt or collusive activities that adversely affect our business. For example, if an employee were to engage in illegal or suspicious activities such as fraud, theft, kickback or bribery, we could suffer direct losses, become subject to regulatory sanctions and suffer serious harm to our financial condition and reputation. In addition, any business misconduct in violation of applicable laws and regulatins could also subject us to administrative penalties or fine, or even criminal liability in extreme cases, by the competent authorities. In the past, we were subject to a fine of RMB100,000 imposed by Shanghai Internet Information Office in December 2021 for the publishing and transmission of illegal information on our Boqii Pet APP and a fine of RMB5,000 imposed by the Shanghai Pudong New Area Market Supervision Administration in May 2023 for the failure to update system promptly upon receiving customers’ request to unsubscribe, which resulted in resending commercial information to them. As the date of this annual report, we have rectified these two activities. There can be no assurance that our internal controls and policies will prevent fraud or illegal activity or that similar incidents will not occur in the future. Any of such activities could severely damage our brand and reputation, which could drive customers away from our platform, and materially and adversely affect our business, financial condition and results of operations.

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

Our grant of share options and other forms of share based incentive awards may result in significant share based compensation expenses.

We adopted share incentive plans in July 2014 and March 2016, respectively, to enhance our ability to attract and retain exceptionally qualified individuals and to encourage them to acquire a proprietary interest in the growth and performance of us. We adopted the 2018 Global Share Plan in August 2018, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. The two share incentive plans adopted in July 2014 and March 2016 were canceled concurrently upon the adoption of the 2018 Global Share Plan, and each participant to those two share incentive plans is expected to receive corresponding grants under the 2018 Global Share Plan. The 2018 Global Share Plan was last amended and restated in May 2022, and the total number of Class A ordinary shares reserved for awards to be granted to the eligible participants thereunder was increased by 4,000,000 Class A ordinary shares, in order to retain and attract talent to drive the long-term success of Boqii.

The maximum aggregate number of Class A ordinary shares that may be issued under the amended and restated 2018 Global Share Plan, or the Amended and Restated 2018 Global Share Plan, is 12,987,836. As of March 31, 2023, options to purchase a total of 5,569,125 ordinary shares were outstanding, excluding those that were forfeited or canceled, of which options underlying 1,257,983 ordinary shares had become vested and exercisable. We account for compensation costs for certain share options granted using a fair value-based method and recognize expenses in our consolidated statement of income in accordance with U.S. GAAP. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

All of the lease agreements of our leased properties have not been registered with the relevant PRC government authorities as required by PRC law and our certain leased properties are for industrial use, which may expose us to potential fines.

Under PRC law, lease agreements of commodity housing tenancy are required to be registered with the local construction (real estate) departments. As of the date of this annual report, all of our lease agreements for our leased properties in China have not been registered with the relevant PRC government authorities, which may expose us to potential fines if we fail to remediate after receiving any notice from the relevant PRC government authorities. Failure to complete the lease registration will not affect the legal effectiveness of the lease agreements according to PRC law, but the real estate administrative authorities may require the parties to the lease agreements to complete lease registration within a prescribed period of time, and the failure to do so may subject the parties to fines from RMB1,000 to RMB10,000 for each of such lease agreements. Furthermore, our lessors are required to comply with various laws and regulations to enable them to lease effective titles of their properties for our use. Certain of our leased properties used for our warehouse are defined as the properties for industrial use only under the PRC law. We may need to seek for an alternative lease, and our operation of business may be accordingly affected.

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

Under the PRC Social Insurance Law and the Regulations on the Administration of Housing Fund, PRC subsidiaries shall register with local social insurance agencies and register with applicable housing fund management centers and establish a special housing fund account in an entrusted bank. Both PRC subsidiaries and their employees are required to contribute to the Employee Benefits. Companies operating in China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. We may be subject to late fees and fines in relation to the underpaid employee benefits and under-withheld individual income tax, our financial condition and results of operations may be adversely affected.

Non-compliance with labor-related laws and regulations of the PRC may have an adverse impact on our financial condition and results of operation.

We have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, that became effective in January 2008 and was amended in 2012 and its implementing rules that became effective in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. We believe our current practice complies with the Labor Contract Law and its implementation rules. However, the relevant governmental authorities may take a different view and impose fines on us.

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

If we fail to implement and maintain an effective system of internal control, we may be unable to accurately report our operating results, meet our reporting obligations or prevent fraud.

In preparing our consolidated financial statements for the fiscal year ended March 31, 2019, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified are (i) our company’s lack of sufficient and competent financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements, and (ii) lack of sufficient documented financial closing policies and procedures, specifically those related to period end logistics expenses cut-off and accruals and vendor rebate accruals. These material weaknesses, if not timely remedied, may lead to material misstatements in our consolidated financial statements in the future.

Following the identification of the material weaknesses and other control deficiencies, we have taken measures and plan to continue to take measures to remedy these control deficiencies. We are in the process of implementing a number of remedial measures, including: (i) hiring more qualified resources, equipped with relevant U.S. GAAP and SEC reporting experiences and qualifications, (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for accounting and financial reporting personnel, (iii) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions, and (iv) continuing to enhance accounting policies and closing procedures. However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our consolidated financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. The Securities and Exchange Commission, or the SEC, adopted rules pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. In addition, when we lose our status as an “emerging growth company” as such term is defined in the JOBS Act, and once we become an “accelerated filer,” as defined in the Securities Exchange Act of 1934, as amended, or Exchange Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.

Due to material weaknesses identified in our internal control over financial reporting, our management has concluded that our internal control over financial reporting is not effective as of March 31, 2023. In the future, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

Furthermore, as we are now a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our consolidated financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could, in turn, limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

We are an “emerging growth company” and may take advantage of certain reduced reporting requirements.

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

As a public company, we currently incur and expect to continue to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the NYSE, impose various requirements on the corporate governance practices of public companies. Compliance with these rules and regulations has increased and will continue to increase our legal and financial compliance costs and have made and will continue to make some corporate activities more time-consuming and costly. We currently incur and expect to continue to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as we are now a public company, we have increased the number of independent directors and adopted policies regarding internal controls and disclosure controls and procedures. Operating as a public company has made it more expensive for us to maintain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to maintain the same or similar coverage. In addition, we are incurring and expect to continue to incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs in the future.

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

There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. In particular, in March 2019, the National People’s Congress of the PRC adopted the PRC Foreign Investment Law, which became effective on January 1, 2020. Among other things, the PRC Foreign Investment Law defines the “foreign investment” as investment activities in China by foreign investors in a direct or indirect manner, including those circumstances explicitly listed thereunder as establishing new projects or foreign invested enterprises or acquiring shares of enterprises in China, and other approaches of investment as stipulated by laws, administrative regulations or otherwise regulated by the State Council. The PRC Foreign Investment Law leaves uncertainty as to whether foreign investors’ controlling PRC onshore variable interest entities via contractual arrangements will be recognized as “foreign investment” and thus be subject to the restrictions and/or prohibitions on foreign investments. If the PRC government finds that the VIE agreements that establish the structure for operating our podcasts, audio entertainment and other internet related businesses or for importing veterinary drugs do not comply with PRC government restrictions on foreign investment in these industries, or if these regulations change or are interpreted differently in the future, our securities may decline in value or become worthless, we could be subject to severe penalties, including being prohibited from continuing operations.

We are an exempted company with limited liability incorporated in the Cayman Islands and our wholly owned PRC subsidiaries are currently considered foreign-invested enterprises. Accordingly, our PRC subsidiaries are not eligible to provide value-added telecommunication services in China or import veterinary drugs. To ensure strict compliance with the PRC laws and regulations, we conduct such business activities through the VIEs, including Shanghai Guangcheng, Nanjing Xingmu, Suzhou Taicheng and Suzhou Xingyun. Shanghai Xincheng, Meiyizhi WFOE and Xingmu WFOE, our wholly owned subsidiaries in China, have entered into a series of contractual arrangements with the VIEs and their respective shareholders, which enable us to (i) exercise effective control over the VIEs, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of the VIEs and hence consolidate their financial results as the VIEs under U.S. GAAP.

Our PRC counsel, Commerce & Finance Law Offices, is of the opinion that (i) the ownership structures of the VIEs do not contravene any PRC laws or regulations currently in effect; and (ii) the agreements under the contractual arrangements among Shanghai Xincheng, Shanghai Guangcheng and their respective shareholders, among Xingmu WFOE, Nanjing Xingmu and their respective shareholders, among Meiyizhi WFOE, Suzhou Xingyun and their respective shareholders, as well as among Shanghai Xincheng, Suzhou Taicheng and their respective shareholders governed by PRC laws are valid and binding upon each party to such agreements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect.

However, there can be no assurance that the PRC government authorities will take a view that is not contrary to or otherwise different from the opinion of our PRC counsel stated above. There is also the possibility that the PRC government authorities may adopt new laws, regulations and interpretations that may invalidate the contractual arrangements.

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

The imposition of any of these penalties may result in a material and adverse effect on our ability to conduct our business operations. The PRC government has broad discretion in determining rectifiable or punitive measures for non-compliance with or violations of PRC laws and regulations. The VIE agreements have never been tested in a court of law in China. In addition, new PRC laws, regulations, and rules may be introduced to impose additional requirements, posing additional challenges to our corporate structure and contractual arrangements. If the imposition of any of these penalties causes us to lose the rights to direct the activities of our the VIEs or the right to receive their economic benefits, we would no longer be able to consolidate their financial results and/or claim our contractual control rights over the assets of the VIEs that conduct substantially all of our operations in China, which could materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless.

Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law and how it may impact our business, financial condition and results of operations.

On March 15, 2019, the National People’s Congress of the PRC promulgated the Foreign Investment Law of the People’s Republic of China, or the Foreign Investment Law, which came into effect on January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. On December 26, 2019, the State Council published the Implementation Rules of Foreign Investment Law, or the Implementation Rules, which came into effect on January 1, 2020. The Foreign Investment Law and its Implementation Rules embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The enacted Foreign Investment Law and its Implementation Rules do not mention concepts such as “actual control” and “controlling PRC companies by contracts or trusts” that were included in the previous drafts, nor do they specify regulation on controlling through contractual arrangements, and thus this regulatory topic remains unclear. However, these laws and rules are relatively new, uncertainties still exist in relation to their interpretation and implementation. For instance, though the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, it contains a catch-all provision under the definition of “foreign investment,” which includes investments made by foreign investors in China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, such as unwinding our existing contractual arrangements and/or disposal of our related business operations, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations. If any of these occurrences results in our inability to direct the activities of any of the VIEs and/or our failure to receive economic benefits from any of them, we may not be able to consolidate their results into our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with the VIEs and their respective shareholders for our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with the VIEs and their respective shareholders to operate our business in China. These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs. For example, the VIEs and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. If we had direct ownership of the VIEs in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIEs and their respective shareholders of their obligations under the contracts to exercise control over the VIEs. The shareholders of the VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with the VIEs. If any dispute relating to these contracts remain unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert substantial influence over the VIEs, and our ability to conduct our business may be negatively affected. Therefore, our contractual arrangements with the VIEs may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

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

The legal system in the PRC is constantly evolving and may involve more uncertainty than in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIEs, and our ability to conduct our business may be negatively affected.

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

As part of our contractual arrangements with the VIEs, the VIEs hold certain assets, licenses and permits that are material to our business operations, such as the ICP License and Veterinary Drug Distribution License. The contractual arrangements contain terms that specifically obligate VIEs’ shareholders to ensure the valid existence of the VIEs and restrict the disposal of material assets of the VIEs. However, in the event the VIEs’ shareholders breach the terms of these contractual arrangements and voluntarily liquidate the VIEs, or the VIEs declare bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by the VIEs, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, if any of the VIEs undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of the assets of such VIEs, thereby hindering our ability to operate our business as well as constrain our growth.

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

PRC government has significant authority in regulating our operations and may influence our operations. It may exert more oversight and control over offerings conducted overseas by, and/or foreign investment in, China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline.

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

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which prior court decisions have limited value as precedents. Our PRC subsidiaries and the VIEs are subject to various PRC laws and regulations generally applicable to companies in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, their interpretation is not always consistent and their enforcement involves uncertainties.

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

The permission and approval from the CSRC or other PRC government authorities may be required in connection with an offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such permission or approval.

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, which became effective on March 31, 2023. On the same date of the issuance of the Trial Measures, the CSRC circulated No.1 to No.5 Supporting Guidance Rules, the Notes on the Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, or collectively, the Guidance Rules and Notice. Under the Trial Measures and the Guidance Rules and Notice, domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offering or listing application. The companies that have already been listed on overseas stock exchanges are not required to make immediate filings for its listing, yet need to make filings for subsequent offerings in accordance with the Trial Measures. In view of the fact that the Trial Measures have come into effect on March 31, 2023, we shall fulfill the filing procedures with the CSRC for any future offshore offering as per requirements of the Trial Measures. According to CSRC’s Questions and Answers with respect to Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies on February 17, 2023, for the filing of overseas listing of enterprises with VIE structure, the filing procedure will adhere to the principles of market-oriented principle, rule of law, and strengthened regulatory synergy. The CSRC will consult the relevant competent authorities, and the overseas listing of VIE structured enterprises that meet the compliance requirements will be filed. In addition, on February 24, 2023, the CSRC released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises, or, the Confidentiality Provisions, which came into effect on March 31, 2023. Pursuant to the Confidentiality Provisions, any future inspection or investigation conducted by overseas securities regulator or the relevant competent authorities on our PRC domestic companies with respect to our overseas issuance and listing shall be carried out in the manner in compliance with PRC laws and regulations. As the Trial Measures and Confidentiality Provisions have only been recently published, there are significant uncertainties as to their implementation, interpretation and impact on our current listing and any future offerings or financings. We may not be able to complete the filing described above if the filing materials are incomplete or do not meet the requirements of the CSRC. Any failure to obtain or delay in obtaining the CSRC permission and approval for any of our offshore offerings, or a rescission of such permission and approval if obtained, may subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which may materially and adversely affect our business, financial condition, and results of operations.

PRC laws and regulations regarding data security and cybersecurity are evolving. These laws and regulations are subject to change and substantial uncertainties, and could have material impact on our business operation.

PRC regulators, including the Standing Committee of the National People’s Congress, or the SCNPC, the Ministry of Industry and Information Technology of the PRC, or the MIIT and the CAC, have been increasingly focused on regulation in the areas of data security and cybersecurity. A series of laws and regulations relating to the protection of privacy, date security and cyber security have been enacted. However, such laws and regulations are currently evolving and are likely to remain uncertain for the foreseeable future.

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

On November 7, 2016, the SCNPC promulgated the Cybersecurity Law, which took effect on June 1, 2017. The Cybersecurity Law specifies requirements on user information protection applicable to network operators, who are prohibited from collecting or disclosing without permission or selling individual information with limited exceptions. When network operators become aware of any information of which the release or transmission is prohibited by any law or administrative regulation, they are required to immediately cease transmission of such information and take measures such as deletion of relevant information to prevent its dissemination. In addition, according to the Cybersecurity Law and relevant regulations, network operators, are obligated to take technical and other necessary measures to ensure the security and stable operation of network, maintain the integrity, confidentiality and availability of network data, and furthermore provide assistance and support in accordance with the law for public security and national security authorities to protect national security or assist with criminal investigations. In addition, the PRC Cybersecurity Law provides that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in the PRC should be stored in the PRC, and the law imposes heightened regulation and additional security obligations on operators of critical information infrastructure. On September 12, 2022, the CAC proposed a series of draft amendments to the Cybersecurity Law, including raising the size of fines for some violations. Such draft amendments are released for soliciting public comments until September 29, 2022, and its final form, interpretation and implementation remain substantially uncertain.

On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which became effective in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data and information. On December 28, 2021, the CAC, together with other authorities, jointly promulgated the Revised Cybersecurity Review Measures, effective on February 15, 2022 and repeal the Cybersecurity Review Measures promulgated on April 13, 2020. The Revised Cybersecurity Review Measures provide that a critical information infrastructure operator purchasing network products and services, and platform operators carrying out data processing activities, which affect or may affect national security, shall apply for cybersecurity review and that a platform operator with more than one million users’ personal information aiming to list abroad must apply for cybersecurity review. Such measures further restate and expand the applicable scope of the cybersecurity review.

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

On November 14, 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations. The Draft Regulations provide that data processors refer to individuals or organizations that have autonomy over the purpose and the manner of data processing activities such as data collection, storage, utilization, transmission, publication and deletion. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million users and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. The Draft Regulations was released for public comments until December 13, 2021, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

On July 7, 2022, the CAC promulgated the Data Outbound Transfer Security Assessment Measures or the Security Assessment Measures, which came into effect on September 1, 2022. The Security Assessment Measures provides that, among others, data processors shall apply to competent authorities for security assessment when transferring important data abroad or when, in the case of a critical information infrastructure operator, or a personal information processor that has processed personal information of more than one million individuals, transferring personal information abroad.

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

We are making efforts to comply with the applicable laws, regulations and standards relating to the protection of privacy, date security and cybersecurity. As there remains high uncertainty in the interpretation and enforcement of relevant laws and regulations (including whether the Draft Regulations will be implemented in the proposed form and when they will be implemented), there can be no assurance that our measures will be effective and sufficient, or we would be able to comply with the requirements therein in a timely manner. Failure to comply with such laws and regulations may lead to fines, suspension of business operation, revocation of business permits or licenses and other sanctions, which may have material impact on our business operation. Newly promulgated laws and regulations reflect PRC government further attempts to strengthen the legal protection for the national network security, data security, the security of critical information infrastructure and the security of personal information protection. For details on regulations over data protection and privacy in the PRC, see “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations on Cyber Security and Privacy” for details on regulations over data protection and privacy in the PRC.

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

The PRC anti-monopoly regulators may also issue implementation rules or guidelines from time to time to reinforce their regulation on certain industrial sectors. In February 2021, the Anti-monopoly Committee of the State Council published the Anti-monopoly Guidelines for Internet Platforms. This guideline prohibits monopolistic conduct such as entering into monopoly agreements, abusing market dominance and concentration of undertakings that may have the effect to eliminate or restrict competition in the field of platform economy. More specifically, the Anti-monopoly Guidelines for Internet Platforms outlines certain practices that may, if without justifiable reasons, constitute abuse of a dominant position, including without limitation, discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology means to block competitors’ interface, using bundle services to sell services or products, and compulsory collection of users’ unnecessary data. The Anti-monopoly Guidelines for Internet Platforms further expressly states that concentration involving VIE will also be subject to antitrust filing requirements, and therefore will also fall within the scope of the antitrust review. In addition, Anti-monopoly Guidelines for Internet Platforms reinforces antitrust merger review for internet platform related transactions to safeguard market competition. Since the Anti-monopoly Guidelines for Internet Platforms is relatively new and may be subject to interpretation by the regulators in the process of implementing such guidelines, we cannot assure you that our business operations will comply with such regulation in all respects, and any failure or perceived failure by us to comply with such regulation may result in governmental investigations, fines and/or other sanctions on us. Furthermore, on October 23, 2021, the SCNPC issued a discussion draft of the amended Anti-monopoly Law. On June 24, 2022, the Decision of the Standing Committee of the National People’s Congress on Revising the Anti-monopoly Law of the People’s Republic of China, or the Revised Anti- monopoly Law was released, which became effective on August 1, 2022. According to the Revised Anti-monopoly Law, the fines for illegal concentration of business operators have been increased to no more than ten percent of its last year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competitions; or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition. The Revised Anti-monopoly Law also stipulates that the relevant authority shall investigate a transaction where there is any evidence that the concentration has or may have the effect of eliminating or restricting competitions, even if such concentration does not reach the filing threshold. And in order to adapt the Revised Anti-monopoly Law, on March 10, 2023, the SAMR issued the Provisions on Prohibition of the Abuse of Market Dominance, which took effect on April 15, 2023. See “Item 4. Information of the Company—4.B. Business Overview—Regulation—Regulations on Anti-Monopoly.”

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us, our directors or our management named in this annual report based on foreign laws, and the ability of U.S. authorities to bring actions in China may also be limited.

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, all our senior executive officers and directors reside within China for a significant portion of the time and most are PRC nationals. There are also uncertainties regarding the status of the rights of Boqii Holding Limited, our Cayman Islands holding company, with respect to our contractual arrangements with the VIEs, our founders and shareholders. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws, regulations and interpretations based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the U.S. and many other jurisdictions that provide for the reciprocal recognition and enforcement of judgments from the U.S. and many other jurisdictions. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the U.S and many other jurisdictions. Moreover, the SEC, the U.S. Department of Justice and other U.S. authorities and the comparable authorities from many other jurisdictions may also have difficulties in bringing and enforcing actions against us or our directors or officers in the PRC.

You may have difficulty enforcing judgments in Hong Kong.

Judgment of United States courts will not be directly enforced in Hong Kong as there are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, subject to certain conditions, including but not limited to when the judgment is for a fixed sum in a civil matter and not in respect of taxes, fines, penalties or similar charges, the judgment is final and conclusive upon the merits of the claim and has not been stayed or satisfied in full, the proceedings in which the judgment was obtained were not contrary to natural justice, were not procured by fraud and the enforcement of the judgment is not contrary to public policy of Hong Kong, Hong Kong courts may accept such judgment obtained from a United States court as a debt due under the rules of common law enforcement. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor.

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

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including for services of any debt we may incur. The ability of our PRC subsidiaries to pay dividends and other distributions on equity, in turn, depends on the payment they receive from the VIEs as service fees pursuant to certain contractual arrangements among our PRC subsidiaries, the VIEs and the VIEs’ shareholders entered into to comply with certain restrictions under PRC law on foreign investment. For more information about such contractual arrangements, see “Item 3. Key Information—Contractual Arrangements with the VIEs and Their Respective Shareholders.”

Our PRC subsidiaries’ ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries, the VIEs and their subsidiaries are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business. For example, the funds in our PRC subsidiaries or the variable interest entities in the Chinese mainland may not be available to fund operations or for other use outside of the Chinese mainland due to interventions in or the imposition of restrictions and limitations on the ability of our holding company, our subsidiaries, or the variable interest entities by the PRC government on cash transfers. While we are not aware of any similar restrictions under current Hong Kong laws, there is no assurance that such restrictions will not be introduced in the future or that the Hong Kong government will not intervene in or impose restrictions on the ability of a Hong Kong entity to transfer cash or assets out of Hong Kong in the future.

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

The value of the Renminbi against the U.S. dollar and other currencies has in the past fluctuated significantly and may in the future continue to do so. Since October 1, 2016, the Renminbi has joined the International Monetary Fund’s basket of currencies that make up the Special Drawing Right, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. As of the date of this annual report, we have entered into two material hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. However, the effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

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

The PRC government has imposed more restrictive foreign exchange policies and scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. See “Item 4.B. Business Overview—Regulation—Regulations on Foreign Exchange” and “Item 4.B. Business Overview—Regulation—Regulations on Outbound Direct Investment.”

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

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council in 2008 and amended in 2018, are triggered. Moreover, the Anti-monopoly Law promulgated by the SCNPC was newly amended on June 24, 2022, which took effect on August 1, 2022. Pursuant to the Revised Anti-monopoly Law, the relevant authority shall investigate a transaction where there is any evidence that the concentration has or may have the effect of eliminating or restricting competitions, even if such concentration does not reach the filing threshold. On February 7, 2021, the Anti-monopoly Commission of the State Council promulgated the Anti-Monopoly Guidelines for the Internet Platform Economy Sector that aims at specifying some of the circumstances under which an activity of internet platforms may be identified as monopolistic act as well as clarifying that concentration of undertakings involving VIE structure shall be subject to anti-monopoly review. In addition, the Rules of the MOFCOM on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors issued by MOFCOM, which became effective in September 2011 require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. Further, the Measures for the Security Review of Foreign Investments promulgated by the NDRC and MOFCOM which became effective from January 2021 requires that security review by relevant governmental authorities shall be conducted in accordance with the provisions of the Measures for foreign investments that affect or may affect national security. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from making loans or additional capital contributions to our PRC subsidiaries and to make loans to the VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries, VIEs and their subsidiaries. We may make loans to our PRC subsidiaries, VIEs and their subsidiaries, or we may make additional capital contributions to our PRC subsidiaries, or we may establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or we may acquire offshore entities with business operations in China in an offshore transaction.

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

SAFE promulgated Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective on June 1, 2015 and recently amended on March 23, 2023, in replacement of the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for the issuance of Renminbi entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that Renminbi capital converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue Renminbi entrusted loans to a prohibition against using such capital to issue loans to nonassociated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our initial public offering, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China.

On October 23, 2019, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. However, since SAFE Circular 28 is newly promulgated, it is unclear how SAFE and competent banks will carry this out in practice.

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

SAFE promulgated the Circular on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or SAFE Circular 37, in July 2014. SAFE Circular 37 requires PRC residents or entities to register with SAFE or its local branches in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing with such PRC residents or entities’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. According to the Circular of Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment released in February 2015 by SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 2015. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations on Foreign Exchange” and “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations on Offshore Special Purpose Companies Held by PRC Residents.”

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

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007 and 2008. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options have become subject to these regulations when our company became an overseas-listed company. Failure to complete the SAFE registrations may subject them to fines and legal sanctions, there may be additional restrictions on the ability of them to exercise their stock options or remit proceeds gained from sale of their stock into the PRC. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations on Stock Incentive Plans.”

If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Taxation Administration, or STA, issued a circular, known as STA Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the STA’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to STA Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in mainland China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe our company is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company is a PRC resident enterprise for enterprise income tax purposes, we will be subject to PRC enterprise income tax on our worldwide income at the rate of 25%. Furthermore, we will be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are nonresident enterprises, including the holders of the ADSs. In addition, nonresident enterprise shareholders (including our ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares, if such gain is treated as derived from a PRC source. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty. For example, PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or an FIE, to its immediate holding company outside of mainland China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with mainland China, subject to a qualification review at the time of the distribution. But it is unclear whether non-PRC shareholders of our company would, in practice, be able to obtain the benefits of any tax treaties between their country of tax residence and the mainland China in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the State Tax Administration, or the STA, issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or STA Bulletin 7. STA Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, STA Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. STA Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets.

On October 17, 2017, the STA issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Nonresident Enterprise Income Tax at Source, or STA Bulletin 37, which came into effect on December 1, 2017 and amended on June 15, 2018. The STA Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

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

Trading in our securities will be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor as an independent registered public accounting firm, and as a result, U.S. national securities exchanges, such as the NYSE, may determine to delist our securities.

U.S. legislators and regulators have in recent years voiced concerns about risks associated with investing in companies that are based in or have substantial operations in emerging markets, including China. In particular, lawmakers have highlighted the increased risks associated with companies whose independent auditors are unable to be inspected or investigated completely by the PCAOB.

As part of this continued focus in the United States on access to audit and other information currently protected by national law, in particular China’s, on December 18, 2020, the U.S. president signed the Holding Foreign Companies Accountable Act, or the HFCAA, into law. Among other things, the HFCAA requires the SEC to identify public companies that have retained a registered public accounting firm to issue an audit report where the firm has a branch or office that: (i) is located in a foreign jurisdiction, and (ii) the Public Company Accounting Oversight Board, or the PCAOB, has determined that it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. On December 29, 2022, the U.S. President signed the “Consolidated Appropriations Act, 2023” into law, which, among other things, amended the HFCAA to reduce the number of consecutive years an issuer can be identified as a Commission-Identified Issuer before the SEC must impose an initial trading prohibition on the issuer’s securities from three years to two years. Therefore, if we are identified as a Commission-Identified Issuer for two consecutive years, the SEC is required under the HCFAA to prohibit the trading of our securities on a U.S. national securities exchange and in the over-the-counter market.

On December 16, 2021, the PCAOB issued the HFCAA Determination Report, according to which registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor, are subject to the determinations that the PCAOB is unable to inspect or investigate completely. On August 22, 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB in connection with the filing of our annual report on the Form 20-F for the fiscal year ended March 31, 2022. The inability of the PCAOB to conduct inspections in the past also deprived our investors of the benefits of such inspections.

On August 26, 2022, the PCAOB signed a Statement of Protocol with China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance of the People’s Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 determinations accordingly. While vacating those determinations, each year, the PCAOB will determine whether it can inspect and investigate completely accounting firms headquartered in mainland China and Hong Kong. Whether the PCAOB will be able to continue to conduct inspections of registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor, in the two consecutive years, or at all, are subject to substantial uncertainty and depends on factors out of our control or the control of registered public accounting firms headquartered in mainland China and Hong Kong (including our auditor). Uncertainties exist with respect to the implementation of this framework and there is no assurance that the PCAOB will be able to have continued access for complete inspections and investigations in 2023 and beyond. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. The HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs could be adversely affected.

If our ADSs are delisted from the NYSE and are prohibited from trading in the over-the-counter market in the United States, there is no certainty that we will be able to list our securities on a non-U.S. securities exchange or that a market for our securities will develop outside of the United States. Such a delisting would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, results of operations and prospects.

Changes in U.S. and international policies, particularly with regard to China, may adversely impact our business and operating results.

Recently there have been changes in international trade policies and rising political tensions, particularly between the U.S. and China, but also as a result of the war in Ukraine and sanctions on Russia. For instance, the U.S. government has in the past imposed, additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing additional, new, or higher tariffs on certain products imported from the United States. Although the United States and China entered into the Economic and Trade Agreement between the United States of America and the People’s Republic of China as a phase one trade deal, effective on February 14, 2020, it is uncertain whether there will be any further material changes to tariff policies. Any unfavorable government policies on international trade, such as capital controls or tariffs, may affect our business, financial condition and results of operations. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition and results of operations.

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

We have adopted a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any person who is not a Founder (as such term is defined under our Post-IPO MAA) or an affiliate of a Founder, or upon a change of ultimate beneficial ownership of any Class B ordinary share to a person who is not a Founder or an affiliate of a Founder, each of such Class B ordinary shares will be automatically and immediately converted into one Class A ordinary share. There is no limit on the circumstances where holders of Class B ordinary shares may transfer or otherwise dispose of their Class B ordinary shares. Mr. Hao (Louis) Liang, Ms. Yingzhi (Lisa) Tang and a former director beneficially owns all of our issued Class B ordinary shares. As of March 31, 2023, they in the aggregate held approximately 18.4% of our total issued and outstanding share capital and 81.9% of the aggregate voting power of our total issued and outstanding share.

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

S&P Dow Jones and FTSE Russell have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our ADSs.

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

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, as amended from time to time, the Companies Act (As Revised), or the Companies Act, of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by shareholders and a list of current directors) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our twelfth amended and restated memorandum and articles of association currently in effect, or the Post-IPO MAA, to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. If we choose to follow home country practice, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management or members of the board of directors than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Item 10. Additional Information—10.B. Memorandum and Articles of Association.”

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

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. However, we cannot make such rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act of 1933, as amended, or Securities Act, or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of the ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

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

We are an “emerging growth company” within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

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

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a semi-annual basis as press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

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

As an exempted company with limited liability incorporated in the Cayman Islands and listed on the NYSE, we are subject to corporate governance listing standards of the NYSE. However, the NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. We currently intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the NYSE that listed companies must (i) have a majority of independent directors, (ii) have a minimum of three members at its audit committee, (iii) have a nominating committee composed entirely of independent directors, and (iv) have a compensation committee composed entirely of independent directors. In addition, we intend to follow home country practice and be exempt from requirements to obtain shareholder approval prior to an issuance of securities in any transaction or series of related transactions under Section 312.03 of the NYSE Listed Company Manual. For details, see “Item 16.G. Corporate Governance.” To the extent that we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

Due to our ADS’s price fluctuations, our passive foreign investment company, or PFIC, status for the year ended March 31, 2023 is uncertain, and there is a significant risk that we will be a PFIC for the current or any future taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or our Class A ordinary shares.

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income (the “asset test”), or (ii) 75% or more of its gross income consists of passive income. For purposes of the above calculations, a non-U.S. corporation that owns (or is treated as owning for U.S. federal income tax purposes), directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and gains from financial investments. Cash is generally a passive asset for these purposes. Goodwill (the value of which may be determined by reference to the excess of the sum of the corporation’s market capitalization and liabilities over the value of its assets) is generally characterized as an active asset to the extent it is associated with business activities that produce active income.

If the value of our goodwill is determined by reference to our market capitalization, then we would have had a negative amount of goodwill for a portion of our most recent taxable year ended on March 31, 2023. There is uncertainty as to how to apply the asset test is that situation. Taking into account the composition of our income and assets for that year, we believe it is reasonable to take the position that we were not a PFIC for our taxable year ended on March 31, 2023. However, due to the uncertainty described above, as well uncertainties regarding the characterization and value of certain of our assets for purposes of the asset test, our PFIC status for our taxable year ended on March 31, 2023 is not entirely clear and the U.S. Internal Revenue Service may assert that we were a PFIC for that year. Furthermore, because of the substantial fluctuations in our market capitalization, there is a significant risk that we will be a PFIC for our current taxable year ending on March 31, 2024, and possibly future taxable years. We hold a substantial amount of cash and financial investments and while this continues to be the case, our PFIC status may depend on the average value of our goodwill. The value of our goodwill may be determined, in large part, by reference to our market capitalization, which has been volatile and generally in decline in recent years. As a result, there is a significant risk that we will be a PFIC for any taxable year because the average value of our goodwill (if any) and other active assets may not be sufficiently large in relation to the average value of our passive assets. Moreover, it is not entirely clear how the contractual arrangements between us, the VIEs and their nominal shareholders will be treated for purposes of the PFIC rules, and we may be or become a PFIC if the VIEs are not treated as owned by us for these purposes.

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

In November 2012, Shanghai Xincheng, our wholly owned subsidiary, was established in the PRC. In the same year, due to the restrictions imposed by PRC laws and regulations on foreign ownership of companies engaged in value-added telecommunication services, Shanghai Xincheng entered into a series of contractual arrangements, as supplemented and amended, with Shanghai Guangcheng and then shareholders of Shanghai Guangcheng, by which Shanghai Xincheng may exert control over Shanghai Guangcheng and consolidate Shanghai Guangcheng’s financial statements under U.S. GAAP. In August 2020, Shanghai Xincheng re-entered into another series of similar contractual arrangements, as supplemented and amended, with Shanghai Guangcheng and then shareholders of Shanghai Guangcheng, which substitute for or supplement the above contractual arrangements entered into in 2019. For details, please refer to “Item 3. Key Information—Contractual Arrangements with the VIEs and Their Respective Shareholders.” As of the date of this annual report, share pledge registration of the shareholders of Shanghai Guangcheng have been completed.

In June 2021, Suzhou Taicheng was established in the PRC. In the same month, Shanghai Xincheng entered into a series of contractual arrangements, as supplemented and amended, with Suzhou Taicheng and then shareholders of Suzhou Taicheng, by which Shanghai Xincheng may exert control over Suzhou Taicheng and consolidate Suzhou Taicheng’s financial statements under U.S. GAAP. For details, please refer to “Item 3. Key Information—Contractual Arrangements with the VIEs and Their Respective Shareholders.”

In August 2013, Nanjing Xingmu was established in the PRC. In August 2019, Xingmu Group was established, which in turn established a wholly owned subsidiary, Xingmu Holding. Afterwards, Xingmu Holding established a wholly owned subsidiary, Xingmu International. Xingmu International then established Xingmu HK, which in turn established Xingmu WFOE. In November 2019, Xingmu Holding transferred 49% of its shares of Xingmu International to Xingmu Group, and Boqii Holding Limited acquired the rest 51% of the equity interests in Xingmu International from Xingmu Holding. In September 2019, Xingmu WFOE entered into a series of contractual arrangements, as supplemented and amended, with Nanjing Xingmu and then shareholders of Nanjing Xingmu, by which Xingmu WFOE may exert control over Nanjing Xingmu and consolidate Nanjing Xingmu’s financial statements under U.S. GAAP. For details, please refer to “Item 3. Key Information—Contractual Arrangements with the VIEs and Their Respective Shareholders.”

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

Corporate Information

Our principal executive offices are located at Building 9, No. 388, Shengrong Road, Pudong New District, Shanghai 201210, People’s Republic of China. Our telephone number at this address is +86-21-6882 6799. Our registered office in the Cayman Islands is located at the offices of Vistra (Cayman) Limited, P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor New York, NY 10168. Investors should contact us for any inquiries through the address and telephone number of our principal executive office. Our principal website is www.boqii.com. The information contained on our website is not a part of this annual report.

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

Boqii at a Glance

Boqii is a leading pet-focused platform in China. We offer a truly one-stop destination that pet parents in China may go to get everything they need for their pets and share their passion for pet parenting. They come to Boqii to discover the best pet products for their pets, share their most memorable pet raising stories, and find ways to make their pets healthier and happier. With our purpose-built platform, we are reshaping how pet parents in China engage with their pets—by educating and inspiring them to become better pet parents, helping them find what their pets need, and bringing them a unique shopping experience. We believe you will love Boqii if you love pets. With online sales platforms at its core, we extend our reach offline to connect and empower other participants in the pet value chain, including brand partners, manufacturers of pet products, physical pet stores and pet hospitals, and pet-related content providers.

We operate a leading pet-focused online retail business in China’s pet market in terms of GMV. We seamlessly connected 635 brand partners with pet parents in China since our inception and up to March 31, 2023. We are redefining e-commerce for pet parents by providing an accessible, personalized and enjoyable shopping experience based on a deep understanding of our users and customers and their pets by leveraging extensive user interactions and transactional behaviors we have observed over the years. We create and continue to develop our private brands, including Yoken, Mocare and two “D-cat” labels, with compelling quality and prices. Users and customers come to shop on Boqii because we offer them a high-quality, high-touch experience with access to 26,705 SKUs as of March 31, 2023. Since our inception, we had delivered more than 68.6 million online orders to our users and customers as of March 31, 2023.

We have a large pet-focused online community in China’s pet market. We had approximately 26 million registered users as of March 31, 2023, and approximately 2.2 million average MAUs for the fiscal year ended March 31, 2023. We deeply understand and care about our users and customers and their pets. We engage with our users and customers through shopping, content, social media, and offline events, spurring interactions in a way that traditional retailers do not. On top of extensive interactions and transactional behaviors we have observed, we have developed a profound understanding of who our users and customers are, what they are keen to buy for their pets, how they communicate with other pet parents, and what content they resonate with. Our rich content not only guides users and customers along their shopping journey, but also becomes a trusted source for discovery and inspiration for all pet lovers.

We generate revenues primarily from transactions completed on our online sales platforms and by supplying products to physical pet stores we cooperate with. Our total net revenues were RMB1,011.0 million, RMB1,186.4 million and RMB1,092.1 million (US$159.0 million) in the fiscal years ended March 31, 2021, 2022 and 2023, respectively. Net revenues generated from the sale of products were RMB1,003.2 million, RMB1,137.3 million and RMB1,048.5 million (US$152.7 million), accounting for 99.2%, 95.9% and 96.0% of our total net revenues in the fiscal years ended March 31, 2021, 2022 and 2023, respectively. We recorded net loss of RMB193.2 million, RMB132.8 million and RMB106.0 million (US$15.4 million) in the fiscal years ended March 31, 2021, 2022 and 2023, respectively.

Our Business Model

Focusing on the needs of pet parents and their pets, we have established a large pet ecosystem in China in terms of revenue and the number of customers. Through Boqii, we offer a truly one-stop destination that pet parents in China may go to for everything they need for their pets, from pet products and services to pet knowledge and parenting advice. Our online sales platforms, comprised of Boqii Mall and our flagship stores on third-party e-commerce platforms, provides customers with convenient access to a wide selection of high-quality pet products and an engaging and personalized shopping experience. Our informative and interactive content platform, Boqii Community, allows users to share their pet parenting experience and discover new products and ways to make their pets healthier and happier. We had cooperated with over 15,000 physical pet stores and pet hospitals as of March 31, 2023 to further extend our product and service offerings to connect with users and customers in their neighborhoods.

We have a large pet-focused online community in China’s pet market. We had approximately 26 million registered users as of March 31, 2023, and approximately 2.2 million average MAUs for the fiscal year ended March 31, 2023. We take pride in building a vibrant online community where we lead our users through a content and product discovery journey, developing a user-centric content-driven “discover and buy” model.

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

•

Flagship stores on third-party e-commerce platforms. We also sell branded products and private label products on our flagship stores on third-party e-commerce platforms, including Tmall, JD.com and Pinduoduo. We typically pay marketing and promotion service fees and annual service fees to these third-party platforms and account for such fees as sales and marketing expenses.

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

•

Online marketing and information services. We provide online marketing and information services to pet product brand owners, including helping them place advertisements on our online platforms and third-party platforms and organize marketing campaigns to promote their products and brands. We recognize revenue for provision of online marketing and information services over the service period pursuant to our service contracts with the brand owners. For the fiscal years ended March 31, 2021, 2022 and 2023, we generated net revenues of RMB7.8 million, RMB49.1 million and RMB43.6 million (US$6.3 million) from provision of online marketing and information services.

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

Our Online Sales Platforms

We operate a leading online retail business in China in terms of GMV. We seamlessly connected 635 brand partners with pet parents in China since our inception and up to March 31, 2023. We offer branded products and private label products primarily through our self-operated online sales platform, Boqii Mall, as well as major third-party e-commerce platforms, such as Tmall, JD.com and Pinduoduo.

The following tables set forth a breakdown of our GMV by product type and by sales channel during the specified periods.

	For the Fiscal Year Ended March 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in millions, except for percentages)
GMV generated from sales of branded products	2,074.4	85.2	2,490.8	85.7	2,121.7	308.9	82.7

GMV generated from sales of our private label products	360.8	14.8	416.4	14.3	442.3	64.4	17.3

Total	2,435.2	100.0	2,907.2	100.0	2,564.0	373.3	100.0

	For the Fiscal Year Ended March 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in millions, except for percentages)
GMV generated from sales on Boqii Mall	1,048.5	43.1	1,242.7	42.7	1,229.8	179.1	48.0
GMV generated from our sales on third-party e-commerce platforms	1,386.7	56.9	1,664.5	57.3	1,334.3	194.3	52.0

Total	2,435.2	100.0	2,907.2	100.0	2,564.1	373.4	100.0

The following tables set forth a breakdown of our net revenues by product type and by sales channel during the specified periods.

	For the Fiscal Year Ended March 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues generated from sales of branded products	851,915	84.9	962,215	84.6	839,829	122,288	80.1
Net revenues generated from sales of our private label products	151,262	15.1	175,114	15.4	208,662	30,384	19.9

Total	1,003,197	100.0	1,137,329	100.0	1,048,491	152,672	100.0

	For the Fiscal Year Ended March 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues generated from sales on Boqii Mall	385,627	38.4	433,573	38.1	433,983	63,193	41.4
Net revenues generated from our sales on third-party e-commerce platforms	617,570	61.6	703,756	61.9	614,508	89,479	58.6

Total	1,003,197	100.0	1,137,329	100.0	1,048,491	152,672	100.0

Our Pet Product Offerings

We offer our customers, which include both pet parents and small and medium pet businesses, a diverse selection of high-quality pet products at competitive prices, including food, treats, shampoos, cages, toys, apparel, OTC veterinary drugs and many more. As of March 31, 2023, we offered 26,705 SKUs from approximately 681 brands, including 63 international brands. We are committed to offering a comprehensive and relevant selection of product inventory so that pet parents can get everything they need for their pets at one destination.

Branded products

Since our inception and up to March 31, 2023, we cooperated with 635 brand partners, such as Royal Canin and Pedigree. Our brand partners together contributed 21,821 SKUs to our online sales platforms, accounting for approximately 81.7% of our total SKUs on March 31, 2023. In addition to branded pet food and other daily supplies, we cooperate with certain brand partners to offer OTC veterinary drugs, such as dermatology drugs and worm medications. We have designated a team with backgrounds in veterinary pharmacy to oversee the procurement of OTC veterinary drugs on our online sales platforms.

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

Private label products

Complementary to our extensive selection of branded products, we also offer high-quality private label products at compelling prices. Leveraging our wealth of expertise in the pet industry and deep understanding of customer needs, we have developed our private label brands, Yoken and Mocare in 2015 and 2018, respectively. We launched two “D-cat” label brands in 2022. We achieved significant growth in the sales of private label products. On March 31, 2023, approximately 4,884 SKUs of private label products were offered, accounting for approximately 18.3% of our total SKUs. Moreover, as we introduce our high-quality competitively priced private label products to physical pet stores and pet hospitals, we are able to develop close relationships with them that provide for additional business opportunities.

We had approximately 2,272 SKUs under our Yoken brand for the fiscal year ended March 31, 2023. We operate two business lines under our Yoken brand, Yiqin and Youbeizi. We mainly offer competitively priced cat litter, liners, bath products, dog food, cat food, canned food, pet clothes and pet toys under Yiqin, and value-for-money pet food under Youbeizi. Yoken was awarded 2020 and 2021 Annual Horse Brand, 2020 Consumers’ Favorite Cat Litter Brand and 2021 Annual Cat Litter at the Tmall Golden Cosmetics Festival.

We had approximately 66 SKUs under our Mocare brand for the fiscal year ended March 31, 2023. Mocare focuses on premium freeze-dry cat and dog food, which is made from cooked fresh foods with nearly all of the water content removed through a special process. Freeze-dried cat and dog food is known to preserve more nutritional content compared to conventional dry food, has longer shelf life than wet food, and allows for more convenient transportation and storage than frozen food. Mocare was awarded Annual Top 10 Dark Horse Brand by Shenzhen International Pet Product Fair in 2019.

In 2022, we launched two “D-cat” label brands, under which we offer (i) pet snacks and pet supplies and (ii) pet pharmaceuticals and medical care products, respectively.

We adopt a “customer-to-manufacturer” model in developing our private label products. We identify customer needs by analyzing the massive trove of customer and transactional behaviors we have observed, evaluating the feasibility and profitability of developing the products that satisfy such needs and engaging manufacturing partners to bring the products to market. For example, since 2020, we identified rapidly growing demands for pet supplies and expand our offerings of pet suppliers catering to customer needs, such as cat litter and cat litter boxes, pet beddings, cat scratchers, and airline-compliant crates. These have achieved significant popularity in the pet supplies market.

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

We carefully select manufacturers based on their ability to ensure timely delivery of quality products at competitive prices. Before engaging a manufacturer, we examine its business licenses, permits and operating history, sample products and evaluate its quality control effectiveness, assess its production capacity and conduct on-site visits. Our manufacturing agreement generally sets out a price cap for each product category will be set out in the agreement. We normally make a lump-sum payment within an agreed timeframe following our acceptance of the products. To strengthen our relationship with Shuangan, a leading pet food manufacturer in China, we made an equity investment in it in 2017. Starting in 2018, we have partnered with Shuangan to carry out the production of a majority of our private label food and treats product line at its two plants. We outsource the manufacturing of the rest of our private label products to various other high-quality manufacturers in China.

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

We engage various third parties to provide payment and delivery services for our customers on Boqii Mall. We require our customers to make full payment before we ship out their orders. We collaborate with YeePay, WeChat Pay, Alipay and Union Pay to offer convenient and secure payment options. We have engaged STO Express, Yuantong and Yunda to provide fast and reliable delivery services to our customers. See “—Supply Chain Management.”

Flagship Stores on Third-party E-commerce Platforms

We operate flagship stores on major third-party e-commerce platforms, including Tmall, JD.com and Pinduoduo. These third-party e-commerce platforms expand our customer reach and serve as our initial contact with customers, especially first-time pet parents who have yet to develop brand loyalty. For the fiscal years ended March 31, 2021, 2022 and 2023, we generated revenue of RMB617.6 million, RMB703.8 million and RMB614.5 million (US$89.5 million), respectively, from sales on our flagship stores on third-party e-commerce platforms.

According to our arrangement with third-party e-commerce platforms, we are responsible for product selection and display, product delivery, warehousing and customer support services, while e-commerce platforms provide online marketing and information services, payment processing services and customer relationship management system. We typically pay annual fees for basic store operations on third-party e-commerce platforms, and we also need to pay for additional services, such as technical service surcharges, online marketing and information services, and payment processing services.

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

We supply a variety of branded products and private label products to physical pet stores and pet hospitals in bulk at discounted prices, which diversify their store product portfolio. With our valuable data insights, we identify unique needs of local pet stores, and recommend high-quality and value-for-money products to them accordingly. In certain cases, we coordinate with our brand partners to offer free samples to pet stores before they decide to make bulk purchases. We enter into customary supply agreements with physical pet stores and pet hospitals, pursuant to which the physical pet stores or pet hospitals may not sell our products at a price lower than specified in the agreements unless otherwise agreed. For the fiscal years ended March 31, 2021, 2022 and 2023, we generated revenue of RMB91.6 million, RMB142.0 million and RMB190.4 million (US$27.7 million) from sales through our offline distribution network, accounting for 9.1%, 12.5% and 17.4% of our total net revenues during the same periods, respectively.

Our offline distribution network also extends our brand partners’ customer reach to pet parents who frequently visit physical pet stores and pet hospitals. We help our brand partners design tailored offline marketing strategies. For example, we promote their branded products to and display their marketing campaigns at physical pet stores we cooperate with and during trade fairs.

Customer Services

Our professional customer services distinguish us from generic retailers and adds a personal touch to the customer shopping experience. Unlike shopping for personal goods, shopping for pet products can be more challenging and requires professional guidance. We maintain a dedicated team of customer services staff, including our nine employees and other outsourced customer service stuff. Pet parents can reach our knowledgeable customer services staff and our intelligent customer service system every day. Our responsive and experienced customer services team has achieved an average satisfaction rate of 4.87 points out of five points with respect to service attitude in the fiscal year ended March 31, 2023.

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

We have adopted three inventory models—distribution model, consignment model and drop shipping model—and had an average inventory turnover days of 41 days for the fiscal year ended March 31, 2023. Average annual inventory turnover days are calculated by dividing the ending inventory balance by cost of product sales and multiplying by 365.

•

Distribution model. Distribution model is the most common inventory model in our operations. Under this model, we purchase products from our brand partners before selling them to customers and take inventory.

•

Consignment model. We initially partnered with some emerging brand partners, using a consignment model where ownership of the products remained with such brand partners until the products were sold. We believed this model allowed us to minimize inventory and working capital risks. Since early 2019, we have started to substantially reduce product sales through consignment model as we strategically reduced the sales volume of certain long-tail, less popular products offered by emerging brand partners.

•

Drop shipping model. Only a few of our manufacturers have chosen drop shipping model. Under this model, we take inventory although our manufacturers ship the products directly to the customers under this model.

As of March 31, 2023, we operated four warehouses and utilized one fulfillment center across China, and maintained a team of 11 employees and 87 outsourced staff. We store our inventories, and sort, package and ship products to customers from our warehouses. We also utilize fulfillment centers at free trade-zones where certain brand partners we cooperate with ship their products to us or our customers directly. As of March 31, 2023, we also partnered with five delivery service providers to ensure fast and reliable delivery to our customers. Our expansive fulfillment network enables us to reach certain parts of China in 24 hours or less, providing customers with a convenient click-to-door shopping experience.

Membership Programs

We have established prepaid and free membership programs to enhance customer loyalty. As of March 31, 2023, we had 41,935 prepaid members. Our prepaid members on average deposited RMB1,979 each year in their membership cards for the fiscal years ended March 31, 2021, 2022 and 2023.

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

Content Creation

Our users and customers constantly contribute to our diverse, high-quality and engaging content. Among them, some have attracted a significant number of followers and grown to become KOLs. We have also engaged a number of KOLs, who are particularly active in creating and sharing content on pet parenting and pet products. They encourage social interactions among our users and customers and help shape their purchasing decisions. As of March 31, 2023, we had over 413 KOLs on our platform and approximately 700 KOL accounts on social media platforms. We continuously monitor user activities and original content creation on our platform to discover potential KOLs and encourage them to partner with us.

We offer KOLs access to broad user base, and help them monetize their content offerings. KOLs earn commissions from us for actively promoting branded products and our private label products. At the same time, we depend on KOLs’ content creation capabilities to invigorate Boqii Community, and capitalize on their marketing skills which lead to enhanced product sales on our online sales platforms. We typically pay KOLs a fee for each piece of their advertising post or video on per case basis.

Our diverse, engaging and original content is available in various formats, including articles, photographs, and short videos.

Content Monitoring

We place strong emphasis on content screening and monitoring content posted on our platform to ensure that they do not infringe copyright and other intellectual property rights, and that they fully comply with applicable laws and regulations. Our online content screening and monitoring procedures consist of automated screening performed by an automated filtering system as well as a set of manual review procedures conducted by our editors. We maintain a dedicated team of content editors and hold regular internal trainings on latest compliance requirements and development.

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

Social Media

Through interactive social network platforms, we bring our dynamic community and their diverse and engaging content offerings to life. We distribute content through substantially all major social communications and social media platforms in China, including Weixin/WeChat, Weibo, Red and Tiktok. Our content offerings on these platforms have attracted a large number of loyal fans. As of March 31, 2023, we managed over 1,013 Weixin/WeChat groups, most of which are under our direct management.

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

We began cooperating with physical pet stores and pet hospitals in 2013. As of March 31, 2023, we had cooperated with over 15,000 physical pet stores and pet hospitals, spanning over 250 cities in China. Our offline network increases our brand awareness and presents a complementary source of user traffic. By making pet products and services more accessible and appealing to pet parents, we are able to drive customer acquisition and customer loyalty in a more cost-effective manner. Through our brand influence and proprietary technology, we have also begun to digitally connect and empower an extensive, growing network of physical pet stores and pet hospitals through our SaaS solutions.

Our mobile app allows users and customers to quickly and accurately locate nearby pet stores and pet hospitals we cooperate with. We host a homepage for each store we cooperate with on our mobile app, where users and customers may view store photos, browse the type of services provided, review staff backgrounds and access and provide store reviews.

Acquisition of Xingmu International

To further our presence in the pet healthcare market, we acquired 51% equity ownership in Xingmu International in November 2019 and have since consolidated results of Xingmu International. As a competitive veterinary drug distributor in China, Xingmu has regional exclusive distribution rights to six veterinary drug brands and close relationships with approximately 1,300 pet hospitals in China as of March 31, 2023. Our acquisition of Xingmu allows us to leverage Xingmu’s extensive pet hospital network to develop our pet healthcare business. We are a leading online UGC audio community, interactive audio entertainment platform and online audio platform in China.

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

We have a large pet ecosystem in China in terms of revenue and the number of customers. We believe we differentiate ourselves from our competitors by our significant brand awareness, transformative retail model, content-driven marketing approach, diverse and high-quality product offerings, rich and engaging content offerings, smart recommendations, personalized customer service and reliable fulfillment services.

Licenses and Approvals

The following table sets forth a list of material licenses and approvals, subject to further renewal, that our PRC subsidiaries and the VIEs are required to obtain to carry out our operations in China.

License	Entity Holding the License	Type of the Entity	Regulatory Authority
ICP License	Guangcheng Technology	VIE	Shanghai Communication Administration

Veterinary Drug Operation Permit	Guangcheng Technology	VIE	Shanghai Pudong Agricultural Committee

Veterinary Drug Operation Permit	Shanghai Xincheng	WFOE	Shanghai Pudong Agricultural Committee

Veterinary Drug Operation Permit	Guangcheng Technology Wuhu Branch	Branch of VIE	Wuhu Economic Technology Development District Social Affair Bureau

Veterinary Drug Operation Permit	Nanjing Cuida Biotechnology Co., Limited	Subsidiary of VIE	Nanjing Agricultural Committee

Veterinary Drug Operation Permit	Suzhou Taicheng	VIE	Suzhou Agriculture and Country Bureau

Veterinary Drug Operation Permit	Nanjing Xingmu	VIE	Nanjing Yuhua District Agricultural Bureau

Veterinary Drug Operation Permit	Taizhou Xinmu Biotechnology Co., Limited	Subsidiary of VIE	Taizhou Hailing District Agriculture and Country Bureau

Veterinary Drug Operation Permit	Shanghai Chongpan Pet Service Co., Limited Jingan Branch	Branch of VIE	Shanghai Pudong Agricultural Committee

Our Technology

Our strong technology and data capabilities enable us to deliver superior user experience and increase our operational efficiency. As of March 31, 2023, we had a five-member research and development team dedicated to the design and development of algorithm and the upgrades and maintenance of our technology infrastructure.

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

Moreover, we provide our inventory management system to physical pet stores and pet hospitals as a SaaS solution and help them manage their business more efficiently. See “—Our Business Model —Offline Distribution Network.”

Intellectual Property

Our trademarks, copyrights, domain names, trade names, trade secrets, patents and other proprietary rights are critical to our success. As of March 31, 2023, we had two registered patents and one patent application under review, 271 registered trademarks, 35 registered copyrights and 23 registered domain names in China. We rely on trademark, copyright and trade secret protection laws in China and enter into standard confidentiality agreements with all of our employees to protect our intellectual properties.

Seasonality

We experience seasonality in our business, primarily as a result of seasonal fluctuations in personal consumption needs and patterns. We typically record higher net revenues in the fourth calendar quarters, primarily because consumers tend to increase their purchases during e-commerce festivals in China, such as the periods around Double Eleven Shopping Festival (which is an online sales promotion event that falls on November 11 of each year) and Double Twelve (which is another online sales promotion event that falls on December 12 of each year). In addition, we typically experience a lower level of sales activity in the first calendar quarters due to the Chinese New Year holiday, during which the volumes of online purchases and logistical operations may drop significantly due to vacations and business closures. As a result, we generally generate higher net revenues in quarters ended December 31. Similar to the trends in our net revenues, our cost of revenues and to a lesser extent, fulfillment expenses, sales and marketing expenses, and general and administrative expenses generally also experience seasonal fluctuations. Due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results. See “Item 3. Key Information—Item 3.D. Risk Factors—Risks Related to Our Business and Industry—Our results of operations are subject to fluctuations due to the seasonality of our business and other events.”

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

On December 19, 2020, the NDRC and the MOFCOM jointly promulgated the Measures on the Security Review of Foreign Investment, effective on January 18, 2021, which sets forth provisions concerning the security review mechanism on foreign investment, including the types of investments subject to review, review scopes and procedures, among others. The Office of the Working Mechanism of the Security Review of Foreign Investment, or the Office of the Working Mechanism, will be established under the NDRC, who will carry out routine work of security review on foreign investment. Foreign investor or relevant parties in China must declare the security review to the Office of the Working Mechanism prior to (i) the investments in the military industry, military industrial supporting industry and other fields relating to the security of national defense, and investments in areas surrounding military facilities and military industry facilities; and (ii) investments in important agricultural products, important energy and resources, important equipment manufacturing, important infrastructure, important transport services, important cultural products and services, important information technology and internet products and services, important financial services, key technologies and other important fields relating to national security, and obtain control in the target enterprise. Control exists when the foreign investor (i) holds over 50% equity interests in the target, (ii) has voting rights that can materially impact on the resolutions of the board of directors or shareholders meeting of the target even when it holds less than 50% equity interests in the target, or (iii) has material impact on the target’s business decisions, human resources, accounting and technology, etc.

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

Foreign Investment Industrial Policy

Investment in the PRC conducted by foreign investors and foreign-owned enterprises shall comply with the Catalog for the Guidance of Foreign Investment Industries, or the Catalog, which was first issued in 1995 and amended from time to time. The most updated Catalog was promulgated by the MOFCOM and the NDRC, on June 28, 2017 and became effective on July 28, 2017, and contains specific provisions guiding market access of foreign capital and stipulates in detail the areas of entry pertaining to the categories of encouraged foreign investment industries, restricted foreign investment industries and prohibited foreign investment industries. On October 26, 2022, the MOFCOM and the NDRC promulgated the Catalog of Industries for Encouraged Foreign Investment (2022 Edition), or the Encouraging Catalog, which became effective on January 1, 2023, to replace the previous Encouraging Catalog. On December 27, 2021, the MOFCOM and the NDRC released the Special Administrative Measures for Access of Foreign Investments (2021 Edition), or the Negative List 2021, which became effective on January 1, 2022, to replace the previous Negative List. According to the current regulation, any industry not listed in the Negative List 2021 is a permitted industry and generally open to foreign investment unless specifically prohibited or restricted by PRC laws and regulations. According to the Negative List 2021, the foreign investment in value-added telecommunications services shall not exceed 50% (excluding e-commerce, domestic multi-party telecommunication, storage and forwarding business, and call center).

Regulations on Value-added Telecommunications Services

Foreign Investment in Value-Added Telecommunications

Foreign direct investment in telecommunications companies in China is regulated by the Administrative Provisions of Foreign-Invested Telecommunications Enterprises, or the FITE Regulation, which was issued by the State Council on December 11, 2001 and recently amended on March 29, 2022 and effective from May 1, 2022, respectively. The FITE Regulation stipulates that a foreign-invested telecommunications enterprise in the PRC, or the FITE, must be established as a sino-foreign equity joint venture for operations in the PRC. Under the FITE Regulation and in accordance with WTO-related agreements, the foreign party investing in a FITE engaging in value-added telecommunications services may hold up to 50% of the ultimate equity interests of the FITE. The FITE must obtain approvals from the MIIT and the MOFCOM or their authorized local counterparts, which retain considerable discretion in granting approvals. Furthermore, the foreign party investing in e-commerce business, as a type of value-added telecommunications services, has been allowed to hold up to 100% of the equity interests of the FITE based on the Circular of the Ministry of Industry and Information Technology on Removing the Restrictions on Shareholding Ratio Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-commerce) Business issued on June 19, 2015 and the current effective Catalog of Telecommunications Services, or the Telecom Catalog.

On July 13, 2006, the Ministry of Information Industry of the PRC, or the MII (which is the predecessor of the MIIT) promulgated the Notice of the Ministry of Information Industry on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, or the MII Notice, which reiterates certain requirements of the FITE Regulations and strengthens the administration by the MII. Under the MII Notice, if a foreign investor intends to invest in PRC value-added telecommunications business, the FITE must be established to apply for the relevant telecommunications business licenses. In addition, a domestic company that holds a license for the provision of value-added telecommunications services is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors to conduct value-added telecommunications businesses illegally in China. Trademarks and domain names that are used in the provision of value-added telecommunications services must be owned by the license holder or its shareholders. The MII Notice also requires that each value-added telecommunications services license holder have appropriate facilities for its approved business operations and to maintain such facilities in the business regions covered by its license. The value-added telecommunications services license holder shall perfect relevant measures for safeguarding the network and information, establish relevant administrative system for information safety, set up the procedures for handling emergencies of network and information safety and implement the liabilities of information safety.

Telecommunications Regulations

The Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, promulgated on September 25, 2000 and amended on July 29, 2014 and February 6, 2016 respectively, are the primary PRC laws governing telecommunications services, and set out the general framework for the provision of telecommunications services by domestic PRC companies. The Telecom Regulations require that telecommunications service providers shall obtain operating licenses prior to commencing operations. The Telecom Regulations draw a distinction between basic telecommunications services and value-added telecommunications services. The Telecom Catalog, promulgated by MII on February 21, 2003 and issued as an attachment to the Telecom Regulations and amended by the MIIT on December 28, 2015 and June 6, 2019, identifies Internet information services and online data processing and transaction processing as value-added telecommunications services.

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

Mobile Internet Applications Information Services

On June 28, 2016, the CAC, promulgated the Administrative Provisions on Mobile Internet Applications Information Services, or the APP Provisions, which was amended on June 14, 2022 and took effect on August 1, 2022. Under the APP Provisions, mobile application providers are prohibited from engaging in any activity that may endanger national security, disturb the social order, or infringe the legal rights of third parties, and may not produce or disseminate through internet mobile applications any content prohibited by laws and regulations. The APP Provisions also require application providers to procure relevant qualifications required by laws and regulations to provide services through such applications and require application distribution platforms to file a record with local branches of the CAC within 30 days after their online operation.

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

Regulations on Online Transmission of Audio-Visual Program

On December 20, 2007, the State Administration of Radio, Film and Television, or the SARFT (which is the predecessor of State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT) and the MII, jointly promulgated the Administrative Provisions on Internet Audio-visual Program Service, or the Audio-visual Program Provisions, effective January 31, 2008 and amended on August 28, 2015. The Audio-visual Program Provisions apply to the provision of audio-visual program services to the public via internet (including mobile network) within China. Providers of internet audio-visual program services are required to obtain a License for Online Transmission of Audio-visual Programs issued by the SARFT or complete certain registration procedures with the SARFT. Providers of internet audiovisual program services are generally required to be either state-owned or state-controlled by the PRC government, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program service determined by the SARFT. In a press conference jointly held by the SARFT and MII in 2008, the SARFT and MII clarified that providers of internet audio-visual program services who had engaged in such services prior to the promulgation of the Audio-visual Program Provisions shall be eligible to register their businesses and continue their operations of internet audio-visual program services so long as those providers have not been in violation of the laws and regulations.

On April 8, 2008, the SARFT issued the Notice on Relevant Issues Concerning Application and Approval of License for Online Transmission of Audio-visual Programs, as amended on August 28, 2015, which further sets forth detailed provisions concerning the application and approval process regarding the License for Online Transmission of Audio-visual Programs. The notice also provides that providers of internet audio-visual program services who engaged in such services prior to the promulgation of the Audio-visual Program Provisions shall also be eligible to apply for the license so long as their violation of the laws and regulations is minor and can be rectified timely and they have no records of violation during the latest three months prior to the promulgation of the Audio-visual Program Provisions. The SARFT further issued the Notice on Strengthening the Administration of Television Drama and Films Transmitted via Internet on December 28, 2007 and the Notice on Further Implementing the Administration of Overseas Television Drama and Films Transmitted via Internet on September 2, 2014. According to these notices, the audio-visual programs of film and drama category published to the public through information network shall be television drama under the Permit for Issuance of Television Drama, films under the Permit for Public Projection of Films, cartoons under the Permit for Issuance of Cartoons or academic literature movies and television plays under the Permit for Public Projection of Academic Literature Movies and Television Plays. Providers of such services shall obtain the prior consents from copyright owners of all such audio-visual programs.

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

Regulations on Feeds and Feed Additives

The State Council promulgated the Administrative Regulations on Feed and Feed Additives on May 29, 1999, as amended on November 29, 2001, November 3, 2011, December 7, 2013, February 6, 2016 and March 1, 2017. Pursuant to the Administrative Regulations on Feed and Feed Additives, the operators of feed and feed additives shall inspect product labels, product quality inspection certificates and the corresponding licensing documents when purchasing such products and no operator of feed or feed additives may unpack or repack any feed or feed additives or reprocess or add any other substance into any feed or feed additives.

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

Regulations on E-Commerce

On January 26, 2014, the SAIC (which is the predecessor of the State administration for Market Regulation) promulgated the Administrative Measures for Online Trading, or the Online Trading Measures, which became effective on March 15, 2014, to regulate all operating activities for product sales and services provision via the internet (including mobile internet). It stipulates the obligations of online products operators and services providers and certain special requirements applicable to third-party platform operators. On March 15, 2021, the State Administration for Market Regulation promulgated the Measures for the Supervision and Administration of Online Trading, which became effective on May 1, 2021 and totally replaced the Online Trading Measures. Furthermore, the MOFCOM promulgated the Provisions on the Procedures for Formulating Transaction Rules of Third-Party Online Retail Platforms (Trial) on December 24, 2014, which became effective on April 1, 2015, to guide and regulate the formulation, revision and enforcement of transaction rules by online retail third-party platforms operators. These measures impose more stringent requirements and obligations on third-party platform operators. For example, third-party platform operators are obligated to make public and file their transaction rules with MOFCOM or their respective provincial counterparts, examine and register the legal status of each third-party merchant selling products or services on their platforms and display on a prominent location on a merchant’s webpage the information stated in the merchant’s business license or a link to its business license. Where third-party platform operators also conduct self-operation of products or services on the platform, these third-party platform operators must make a clear distinction between their online direct sales and sales of third-party merchant products on their third-party platforms to avoid misleading the consumers.

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

Regulations on Product Quality

According to the Product Quality Law of the People’s Republic of China, which was effective as from September 1, 1993 and amended by the SCNPC on July 8, 2000, August 27, 2009 and December 29, 2018, respectively, products for sale must satisfy relevant safety standards and sellers shall adopt measures to maintain the quality of products for sale. Sellers may not mix impurities or imitations into products, or pass counterfeit goods off as genuine ones, or defective products as good ones or substandard products as standard ones. For sellers, any violation of state or industrial standards for health and safety or other requirements may result in civil liabilities and administrative penalties, such as compensation for damages, fines, confiscation of products illegally manufactured or sold and the proceeds from the sales of such products illegally manufactured or sold and even revoking business license; in addition, severe violations may subject the responsible individual or enterprise to criminal liabilities.

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

The Measures for the Administration of Internet Advertising, or the Internet Advertising Measures, regulating the internet-based advertising activities were promulgated by the SAMR on February 25, 2023 and became effective on May 1, 2023. According to the Internet Advertising Measures, internet advertisers are responsible for the authenticity of the advertisements content and all online advertisements must be marked “Advertisement” so that viewers can easily identify them as such. Publishing and circulating advertisements through the Internet shall not affect the normal use of the Internet by users. It is not allowed to induce users to click on the content of advertisements by any fraudulent means, or to attach advertisements or advertising links in the emails without permission.

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

On June 1, 2017, the Cyber Security Law of the People’s Republic of China, or the Cyber Security Law, promulgated by SCNPC took effect, which is formulated to maintain the network security, safeguard the cyberspace sovereignty, national security and public interests, protect the lawful rights and interests of citizens, legal persons and other organizations, and requires that a network operator, which includes, among others, internet information services providers, take technical measures and other necessary measures to safeguard the safe and stable operation of the networks, effectively respond to the network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. The Cyber Security Law reaffirms the basic principles and requirements set forth in other existing laws and regulations on personal information protections and strengthens the obligations and requirements of internet service providers, which include but are not limited to: (i) keeping all user information collected strictly confidential and setting up a comprehensive user information protection system; (ii) abiding by the principles of legality, rationality and necessity in the collection and use of user information and disclosure of the rules, purposes, methods and scopes of collection and use of user information; and (iii) protecting users’ personal information from being leaked, tampered with, destroyed or provided to third parties. Any violation of the provisions and requirements under the Cyber Security Law and other related regulations and rules may result in administrative liabilities such as warnings, fines, confiscation of illegal gains, revocation of licenses, suspension of business, and shutting down of websites, or, in severe cases, criminal liabilities. After the release of the Cyber Security Law, on April 13, 2020, the CAC together with other relevant administrative departments jointly promulgated Cybersecurity Review Measures, which was subsequently amended on December 28, 2021 and became effective on February 15, 2022.

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

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of People’s Republic of China, which became effective on November 1, 2021. It stipulates the scope of personal information and the ways of processing personal information, establishes rules for processing personal information and for transfer offshore, and clarifies the individual’s rights and the processor’s obligations in the processing of personal information.

On June 10, 2021, the SCNPC promulgated the Data Security Law of People’s Republic of China, which became effective on September 1, 2021. It is formulated so as to regulate the handling of data, ensure data security, promote the development and exploitation of data, protect the legitimate rights and interests of citizens and organizations, and preserve state sovereignty, security, and development interests. The law stipulates that the carrying out of data handling activities shall obey laws and regulations, respect social mores and ethics, comply with commercial ethics and professional ethics, be honest and trustworthy, perform obligations to protect data security, and undertake social responsibility; it must not endanger national security, the public interest, or individuals’ and organizations’ lawful rights and interests. Furthermore, the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law, or the Opinions on Strictly Cracking Down on Illegal Securities Activities, which were issued by the General Office of the State Council and another authority on July 6, 2021, require the speedup of the revision of the provisions on strengthening the confidentiality and archives coordination between regulators related to overseas issuance and listing of securities, and improvement to the laws and regulations related to data security, cross-border data flow, and management of confidential information.

On November 14, 2021, the CAC released the Regulations for the Administration of Network Data Security (Draft for comments) for public opinions, pursuant to which, data processors shall adopt backup, encryption, access control or other necessary measures to protect data from leakage, theft, tampering with, damage, loss and illegal use, to respond to data security incidents, and to guard against illegal and criminal activities targeting or using data, in order to maintain the integrity, confidentiality and availability of data. On July 7, 2022, the CAC promulgated the Data Outbound Transfer Security Assessment Measures or the Security Assessment Measures, which took effect on September 1, 2022. The Security Assessment Measures provides that, among others, data processors shall apply to competent authorities for security assessment when transferring important data abroad or when, in the case of a critical information infrastructure operator, or a personal information processor that has processed personal information of more than one million individual, transferring personal information abroad.

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

In order to further implement the Regulations on Computer Software Protection, promulgated by the State Council on June 4, 1991 and recently amended on January 30, 2013, the National Copyright Administration issued the Measures for the Registration of Computer Software Copyright on February 20, 2002, which specify detailed procedures and requirements with respect to the registration of software copyrights.

Trademark

According to the Trademark Law of the People’s Republic of China promulgated by the SCNPC on August 23, 1982, and amended on February 22, 1993, October 27, 2001, August 30, 2013 and April 23, 2019 respectively, the Trademark Office of the SAIC is responsible for the registration and administration of trademarks in China. The SAIC under the State Council has established a Trademark Review and Adjudication Board for resolving trademark disputes. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within 12 months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years. On April 29, 2014, the State Council issued the revised Implementing Regulations of the Trademark Law of the People’s Republic of China, which specified the requirements of applying for trademark registration and renewal.

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

Domain Names

On May 29, 2012, the China Internet Network Information Center, or the CNNIC, issued the Implementing Rules for Domain Name Registration, which took effect on May 29, 2012, setting forth the detailed rules for registration of domain names. On June 18, 2019, the CNNIC promulgated the Implementing Rules for the Registration of National Top-level Domain Names, which became effective on the same day and totally replaced the Implementing Rules for Domain Name Registration. On August 24, 2017, the MIIT promulgated the Administrative Measures for Internet Domain Names, or the Domain Name Measures, which became effective on November 1, 2017. The Domain Name Measures regulate the registration of domain names, such as the China’s national top-level domain name “.CN”. According to the Domain Name Measures, the MIIT is in charge of the administration of PRC internet domain names. The domain name registration follows a first-to-file principle. Applicants for registration of domain names shall provide the true, accurate and complete information of their identities to domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure. According to the Implementing Rules for the Registration of National Top-level Domain Names, if any entity or person considers that a domain name registered by any other person conflicts with its or his lawful rights or interests, it or he may file a complaint with a dispute resolution service provider.

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

In addition, the STA, has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Regulations on Outbound Direct Investment

On December 26, 2017, the NDRC promulgated the Administrative Measures on Overseas Investments of Enterprises, or NDRC Order No. 11, which took effect on March 1, 2018. According to NDRC Order No. 11, non-sensitive overseas investment projects are required to make record filings with the local branch of the NDRC. On September 6, 2014, MOFCOM promulgated the revised Administrative Measures on Overseas Investments, which took effect on October 6, 2014. According to such regulations, overseas investments of PRC enterprises that involve non-sensitive countries and regions and non-sensitive industries must make record filings with a local branch of MOFCOM. The Notice of the State Administration of Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment was issued by SAFE on November 19, 2012 and amended on May 4, 2015, October 10, 2018, and December 30, 2019, respectively, under which PRC enterprises must register for overseas direct investment with local banks. The shareholders or beneficial owners who are PRC entities are required to be in compliance with the related overseas investment regulations. If they fail to complete the filings or registrations required by overseas direct investment regulations, the relevant authority may order them to suspend or cease the implementation of such investment and make corrections within a specified time.

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

On February 3, 2015, the STA issued the Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Transfer of Assets by Nonresident Enterprises, or the STA Circular 7. The STA Circular 7 repeals certain provisions in the Notice of the State Administration of Taxation on Strengthening the Administration of Enterprise Income Tax on Income from Equity Transfer by Nonresident Enterprises, or the STA Circular 698, issued by STA on December 10, 2009 and the Announcement on Several Issues Relating to the Administration of Income Tax on Nonresident Enterprises issued by STA on March 28, 2011 and clarifies certain provisions in the STA Circular 698. The STA Circular 7 provides comprehensive guidelines relating to, and heightening the Chinese tax authorities’ scrutiny on, indirect transfers by a nonresident enterprise of assets (including assets of organizations and premises in PRC, immovable property in the PRC, equity investments in PRC resident enterprises) or the PRC Taxable Assets. For instance, when a nonresident enterprise transfers equity interests in an overseas holding company that directly or indirectly holds certain PRC Taxable Assets and if the transfer is believed by the Chinese tax authorities to have no reasonable commercial purpose other than to evade enterprise income tax, the STA Circular 7 allows the Chinese tax authorities to reclassify the indirect transfer of PRC Taxable Assets into a direct transfer and therefore impose a 10% rate of PRC enterprise income tax on the nonresident enterprise. The STA Circular 7 lists several factors to be taken into consideration by tax authorities in determining if an indirect transfer has a reasonable commercial purpose. However, regardless of these factors, the overall arrangements in relation to an indirect transfer satisfying all the following criteria will be deemed to lack a reasonable commercial purpose: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from PRC Taxable Assets; (ii) at any time during the one-year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is composed directly or indirectly of investments in the PRC, or during the one-year period before the indirect transfer, 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries and branches that directly or indirectly hold the PRC Taxable Assets are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC Taxable Assets is lower than the potential PRC tax on the direct transfer of those assets. On the other hand, indirect transfers falling into the scope of the safe harbors under the STA Circular 7 may not be subject to PRC tax under the STA Circular 7. The safe harbors include qualified group restructurings, public market trades and exemptions under tax treaties or arrangements.

On October 17, 2017, STA issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Nonresident Enterprises, or the STA Circular 37, which took effect on December 1, 2017. Certain provisions of the STA Circular 37 were repealed by the Announcement of the State Administration of Taxation on Revising Certain Taxation Normative Documents. According to the STA Circular 37, the balance after deducting the equity net value from the equity transfer income shall be the taxable income amount for equity transfer income. Equity transfer income shall mean the consideration collected by the equity transferor from the equity transfer, including various income in monetary form and nonmonetary form. Equity net value shall mean the tax computation basis for obtaining the said equity. The tax computation basis for equity shall be: (i) the capital contribution costs actually paid by the equity transferor to a Chinese resident enterprise at the time of investment and equity participation, or (ii) the equity transfer costs actually paid at the time of acquisition of such equity to the original transferor of the said equity. Where there is reduction or appreciation of value during the equity holding period, and the gains or losses may be confirmed pursuant to the rules of the finance and tax authorities of the State Council, the equity net value shall be adjusted accordingly. When an enterprise computes equity transfer income, it shall not deduct the amount in the shareholders’ retained earnings such as undistributed profits etc., of the investee enterprise, which may be distributed in accordance with the said equity. In the event of partial transfer of equity under multiple investments or acquisitions, the enterprise shall determine the costs corresponding to the transferred equity in accordance with the transfer ratio, out of all costs of the equity.

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

Based on the Notice on Relevant Issues Relating to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the STA, if the relevant PRC tax authorities determine, at their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. The Announcement of the State Administration of Taxation on Issues concerning “Beneficial Owners” in Tax Treaties, which was promulgated by the STA on February 3, 2018 and took effect on April 1, 2018, further clarified the analysis standard when determining one’s qualification for beneficial owner status.

Value-Added Tax

Pursuant to the Interim Regulations on Value-Added Tax of the People’s Republic of China, which was promulgated by the State Council on December 13, 1993 and amended on November 5, 2008, February 6, 2016 and November 19, 2017, and the Implementation Rules for the Interim Regulations on Value-Added Tax of the People’s Republic of China, which was promulgated by the MOF, and STA on December 15, 2008 and became effective on January 1, 2009 and as amended on October 28, 2011, entities or individuals engaging in sale of goods, provision of processing services, repairs and replacement services or importation of goods within the territory of the PRC shall pay value-added tax, or the VAT. Unless provided otherwise, the rate of VAT is 17% on sales and 6% on services. On April 4, 2018, MOF and STA jointly promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates, or the Circular 32, according to which (i) for VAT taxable sales acts or import of goods originally subject to VAT rates of 17% and 11% respectively, such tax rates shall be adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to tax rate of 11%, such tax rate shall be adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 16%, such tax shall be calculated at the tax rate of 12%; (iv) for exported goods originally subject to tax rate of 17% and export tax refund rate of 17%, the export tax refund rate shall be adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 11% and export tax refund rate of 11%, the export tax refund rate shall be adjusted to 10%. Circular 32 became effective on May 1, 2018 and shall supersede existing provisions which are inconsistent with Circular 32.

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

Regulations on Employment and Social Welfare

According to the Labor Contract Law of the People’s Republic of China, or the Labor Contract Law, promulgated by the SCNPC on June 29, 2007 and amended on December 28, 2012, and the Implementation Rules of the Labor Contract Law of the People’s Republic of China, or the Implementation Rules of the Labor Contract Law, promulgated by the State Council on September 18, 2008, a written employment contract shall be concluded in the establishment of an employment relationship. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. The Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations. In addition, if an employer intends to enforce a non-compete provision in an employment contract or noncompetition agreement with an employee, it has to compensate the employee on a monthly basis during the term of the restriction period after the termination or expiry of the labor contract. Employers in most cases are also required to provide severance payment to their employees after their employment relationships are terminated.

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

On February 17, 2023, the CSRC, as approved by the State Council, released the Trial Measures. According to the Trial Measures, domestic companies in the Chinese mainland that directly or indirectly offer or list their securities in an overseas market, are required to file with the CSRC. Specifically, the securities under the Trial Measures refer to stocks, depositary receipts, convertible corporate bonds, exchangeable bonds and other equity-linked securities to be issued and offered in overseas markets by domestic companies directly or indirectly, while a direct offering and listing refers to the overseas offering and listing of a joint-stock company incorporated in the Chinese mainland, and an indirect offering and listing refers to the overseas offering and listing of a domestic company which conducts its business operations primarily in the Chinese mainland, in the name of an offshore company and based on the underlying equities, assets, earnings or similar interests of the domestic company. In particular, the determination of an indirect offering and listing will be conducted on a “substance over form” basis, and an offering and listing should be considered as an indirect overseas offering and listing by a domestic company if the issuer meets both of the following conditions: (i) any of the revenue, profits, total assets or net assets of such domestic company in the most recent financial year account for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; and (ii) the majority of its business operations are conducted in the Chinese mainland or its principal place of business is located in the Chinese mainland, or the majority of senior management in charge of business operations are Chinese citizens or have domicile in the Chinese mainland. According to the Trial Measures, an overseas offering and listing is prohibited under any of the following circumstances: (i) if the intended securities offering and listing is specifically prohibited by the laws, administrative regulations and relevant national provisions; (ii) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the domestic companies or their controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy in the past three years; (iv) the domestic companies are currently under investigations in connection with suspicion of having committed criminal offenses or material violations of applicable laws and regulations, and there is still no explicit conclusion; (v) there are material ownership disputes over the shareholdings held by the controlling shareholder or the shareholder under the control of the controlling shareholder or the actual controllers. According to the Trial Measures, the issuer or its affiliated domestic company, as the case may be, is required to file with the CSRC (i) with respect to its initial public offering and listing and its subsequent securities offering in an overseas market different from the market where it has listed, within three business days after its submission of listing application documents to the relevant regulator in the place of intended listing, (ii) with respect to its follow-on offering in the same overseas market where it has listed (including issuance of any corporate convertible bonds, exchangeable bonds and other equity-linked securities, but excluding the offering for employees incentive, dividend distribution by shares and share split), within three business days after completion of such follow-on offering, (iii) with respect to listing by means of single or multiple acquisitions, share swap, transfers of shares and similar transactions, within three business days after its initial filing of the listing application or the first public announcement of the transaction, as case may be. Failure to comply with the filing requirements may result in an order of rectification, a warning and fines up to RMB10 million to the non-compliant domestic companies, and the directly responsible persons of the companies will be warned and fined between RMB500,000 and RMB5 million. Furthermore, if the controlling shareholder and the actual controller of the non-compliant companies organizes or instigates the breach, they will be fined between RMB1 million and RMB10 million. In addition to above filing requirements, the Filings Rules also requires an issuer to report to the CSRC within three business days after occurrence of any the following events: (i) its change of control; (ii) its being subject to investigation or sanctions by any overseas securities regulators or overseas authorities; (iii) its change of listing status or listing segment; (iv) voluntary or mandatory delisting; and (v) material change of its principal business operations to the extent that it ceases to be subject to the filing requirements of the Trial Measures.

Furthermore, on February 24, 2023, the CSRC released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises, or, the Confidentiality Provisions, which came into effect on March 31, 2023. Pursuant to the Confidentiality Provisions, any future inspection or investigation conducted by overseas securities regulator or the relevant competent authorities on our PRC domestic companies with respect to our overseas issuance and listing shall be carried out in the manner in compliance with PRC laws and regulations.

Regulations on Anti-Monopoly

The Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress which became effective on August 1, 2008 and the Provisions on the Review of Concentrations of Undertakings promulgated by the SAMR which became effective on April 15, 2023 require that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the SAMR before they can be completed. Where the participation in concentration of undertakings by way of foreign-funded merger and acquisition of domestic enterprises or any other method which involves national security, the examination of concentration of undertakings shall be carried out pursuant to the provisions of this law and examination of national security shall be carried out pursuant to the relevant provisions of the state. Failure to comply with above regulations may result in an order to stop concentration, dispose the shares/assets or transfer the operation within a stipulated period, or adopt other necessary measures to reinstate the preconcentration status, or fines.

On October 23, 2021, the SCNPC issued a draft of the amended Anti-Monopoly Law for public comments. On June 24, 2022, the Decision of the Standing Committee of the National People’s Congress on Revising the Anti-monopoly Law of the People’s Republic of China, or the Revised Anti-monopoly Law was released, which will be effective on August 1, 2022. According to the Revised Anti-monopoly Law, the fines for illegal concentration of business operators have been increased to no more than ten percent of its last year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competitions; or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition. The Revised Anti-monopoly Law also stipulates that the relevant authority shall investigate a transaction where there is any evidence that the concentration has or may have the effect of eliminating or restricting competitions, even if such concentration does not reach the filing threshold. And in order to adapt the Revised Anti-monopoly Law, on March 10, 2023, the SAMR issued the Provisions on Prohibition of the Abuse of Market Dominance, which took effect on April 15, 2023.

On February 7, 2021, the Anti-Monopoly Commission of the State Council issued the Anti-Monopoly Guidelines for the Internet Platform Economy Sector that aims to specify some of the circumstances under which an activity of internet platforms may be identified as monopolistic as well as to clarify that concentration of undertakings involving VIE structure shall also be subject to anti-monopoly review.

Regulations on Anti-Long-Arm Jurisdiction

The MOFCOM issued the Provisions on the List of Unreliable Entities, or the MOFCOM Order No. 4 of 2020, on September 19, 2020. Pursuant to the MOFCOM Order No. 4 of 2020, the working mechanism shall, according to the investigation results and by taking the following factors into comprehensive consideration, decide whether or not to include a foreign entity concerned in the list of unreliable entities, and make an announcement on such inclusion: (i) the extent of damage caused to China’s sovereignty, security and development interests; (ii) the extent of the damage to the legitimate rights and interests of Chinese enterprises, other organizations or individuals; (iii) whether or not the international economic and trade rules are followed; (iv) other factors that shall be taken into consideration. If a foreign entity is included in the list of unreliable entities, the working mechanism may decide to take one or more of the following measures: (i) restricting or prohibiting the foreign entity from engaging in import or export activities related to China; (ii) restricting or prohibiting the foreign entity’s investment within the territory of China; (iii) restricting or prohibiting the entry of the foreign entity’s relevant personnel or transport vehicles into the territory of China; (iv) restricting or canceling the work permit, stay or residence qualification of the foreign entity’s relevant personnel in China; (v) imposing a fine corresponding to the seriousness of the case against the foreign entity; and (vi) other necessary measures.

On January 9, 2021, the MOFCOM promulgated the Rules on Counteracting Unjustified Extra-Territorial Application of Foreign Legislation and Other Measures, or the MOFCOM Order No. 1 of 2021. Pursuant to the MOFCOM Order No. 1 of 2021, where a citizen, legal person or other organization of China is prohibited or restricted by foreign legislation and other measures from engaging in normal economic, trade and related activities with a third state (or region) or its citizens, legal persons or other organizations, he/she/it shall truthfully report such matters to the competent department of commerce of the State Council within 30 days. The working mechanism will take the following factors into overall account when assessing whether there exists unjustified extra-territorial application of foreign legislation and other measures: (i) whether international law or the basic principles of international relations are violated; (ii) potential impact on China’s national sovereignty, security and development interests; (iii) potential impact on the legitimate rights and interests of the citizens, legal persons or other organizations of China; (iv) other factors that shall be taken into account. If the working mechanism determines that there exists unjustified extra-territorial application of foreign legislation and other measures, MOFCOM may issue an injunction that the relevant foreign legislation and other measures shall not be accepted, executed or observed. A citizen, legal person or other organization in China may apply for exemption from compliance with an injunction.

4.C. Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and VIEs, as of the date of this annual report.

Notes:

Equity interest

Contractual arrangements, including the exclusive technical consulting and service agreement, intellectual property license agreement, equity pledge agreement, exclusive call option agreement, shareholders’ voting rights proxy agreement and loan agreement. See “Item 3. Key Information—Contractual Arrangements with the VIEs and Their Respective Shareholders.”

4.D. Property, Plant and Equipment

We are headquartered in Shanghai. As of March 31, 2023, we did not have any self-owned properties, and we leased 11 properties with an aggregate gross floor area of approximately 17,147 square meters in China, which are primarily used for office building and warehouses. We believe our existing properties are adequate for current operational needs, but we expect to seek additional space to accommodate our future growth.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion may contain forward-looking statements about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under “Item 3. Key Information—3.D. Risk Factors” and elsewhere in this annual report. For the impact of foreign currency fluctuations on the company, and the extent to which foreign currency net investments are hedged by currency borrowing and other hedging instruments, please refer to, “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign exchange risk.”

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

Specific Factors Affecting Our Results of Operations

Our ability to diversify product offerings and promote private label products

We will continue to diversify our product offerings and optimize our product mix catering to customers’ demands and drive profitability. For the fiscal year ended March 31, 2023, our GMV from sales of (i) pet staple food, (ii) snacks and wet food, (iii) supplies and (iv) heath care products accounted for 36.8%, 9.3%, 19.4% and 34.5% of our total GMV, compared to 44.7%, 10.4%, 15.7% and 29.2% for the fiscal year ended March 31, 2022. Through diversifying our product source, we will continue to support the growth of emerging brands with attractive margin profiles, providing them with access to our broad user base and reliable fulfillment infrastructure. At the same time, we tend to have greater pricing power over these emerging brands compared to more established brands. Since our inception and up to March 31, 2023, we cooperated with 635 brand partners, and realized a GMV of RMB2,121.7 million from sales of branded products for the fiscal year ended March 31, 2023.

In addition to third-party brands, we will further promote private label products and expand our product portfolio, from which we can realize higher gross margin compared to third-party brands. We have launched a number of private labels, including Yoken, Mocare, and two “D-cat” labels, and will continue to accumulate data insights on customer behavior and tailor our private label product offerings accordingly. On March 31, 2023, approximately 4,884 SKUs of private label products were offered, accounting for approximately 18.3% of our total SKUs, compared to approximately 5,643 private label SKUs, accounting for approximately 17.5% of our total SKUs on March 31, 2022. For the fiscal year ended March 31, 2023, we realized a GMV of RMB442.3 million from sales of our private label products, accounting for 17.3% of our total GMV, compared to a GMV of RMB416.4 million from sales of our private label products, accounting for 14.3% of our total GMV for the fiscal year ended March 31, 2022. Through working closely with our manufacturing partners, we expect to further improve the profitability of our private label products.

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

Our ability to diversify our service offerings through strategic acquisitions and investments

We envision fostering a pet ecosystem around online sales platforms and expanding offline network and have made strategic acquisitions and investments to expand our product and service offerings. Through our acquisition of Xingmu, a veterinary drug distributor in China, we have entered into China’s pet healthcare industry. In 2019, we invested in PetDog, a large pet store franchise in China, to expand the outreach of professional pet service trainings to offline stores to improve the quality of their services. The business or financial performance of the companies we have acquired or invested in as well as our ability to successfully integrate these acquired businesses or investments with our existing business would impact our results of operations and financial conditions. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We have and may continue to invest in or acquire complementary assets, technologies and businesses, or enter into strategic alliances. Such efforts may fail and have in the past resulted, and may continue to result, in equity or earnings dilution, which may materially and adversely affect our results of operations and financial condition.”

Key Components of Results of Operations

Net Revenues

The following table sets forth a breakdown of our net revenues, in absolute amounts and as percentages of total net revenues, for the periods indicated.

	For the Fiscal Year Ended March 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
Product sales	1,003,197	99.2	1,137,329	95.9	1,048,491	152,672	96.0
Online marketing and information services and other revenue	7,788	0.8	49,100	4.1	43,603	6,349	4.0

Total net revenues	1,010,985	100.0	1,186,429	100.0	1,092,094	159,021	100.0

Product Sales. We offer a diverse selection of branded and private label pet food and other pet products. Net revenues from product sales are recognized upon customers’ receipt of the products. We generate a substantial majority of product sales revenues from sales of branded products. We also generate product sales revenues from sales of our private label products, including Yoken, Mocare, Dokete and D-cat. We generated a substantial majority of our product sales revenues from sales to retail customers. As we continued to expand our offline network, we also generated an increasing portion of our total product sales revenues from sales to offline pet stores and pet hospitals.

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

Cost of revenue

Our cost of revenue consists of cost of product sales and cost of services. Cost of product sales comprises the purchase price of products, vendor rebates and inventory write-downs, which together accounted for 99.6%, 98.6% and 98.2% of our total cost of revenue for the fiscal years ended March 31, 2021, 2022 and 2023, respectively. Cost of services consists of the advertising and promotion costs, employee wages and benefits in connection with our provision of marketing and information services including the fees that we paid to third party for advertising and promotion on various online and offline channels.

Gross profit and gross margin

We recorded gross profit of RMB187.3 million, RMB242.7 million RMB233.5 million (US$34.0 million) for the fiscal years ended March 31, 2021, 2022 and 2023, respectively.

In the fiscal years ended March 31, 2021, 2022 and 2023, our overall gross margin was 18.5%, 20.5% and 21.4%, respectively. During the same period, the gross margin of product sales was 18.2%, 18.2% and 19.6%, and the gross margin of online marketing and information services was 56.2%, 72.9% and 63.6%, respectively.

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

	For the Fiscal Year Ended March 31,
	2021			2022			2023
	RMB	% of total operating expenses	% of total revenue	RMB	% of total operating expenses	% of total revenue	RMB	US$	% of total operating expenses	% of total revenue
	(in thousands, except for percentages)
Operating expenses:
Fulfillment expenses	120,188	30.5	11.9	134,026	35.2	11.3	126,295	18,390	42.5	11.6
Sales and marketing expenses	160,201	40.6	15.8	170,986	44.8	14.4	124,007	18,057	41.8	11.4
General and administrative expenses	113,972	28.9	11.3	76,248	20.0	6.4	46,554	6,779	15.7	4.3

Total operating expenses	394,361	100.0	39.0	381,260	100.0	32.1	296,856	43,226	100.0	27.3

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

General and administrative expenses. Our general and administrative expenses consist primarily of employee wages and benefits for corporate employees, research and development expenses and other expenses which are related to the general corporate functions. We are incurring and expect to continue to incur additional costs as a result of operating as a public company.

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

PRC

Generally, our PRC subsidiaries, the VIEs and their subsidiaries are subject to enterprise income tax on their taxable income in the PRC at a rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. Boqii (Shanghai) Information Technology Co., Ltd. obtained High and New Technology Enterprises, or HNTE, status in 2019 and is thus eligible to enjoy a preferential tax rate of 15% from 2019 to 2024, to the extent it has taxable income under the Enterprise Income Tax Law of the PRC, or EIT Law. On July 25, 2018, Boqii (Shanghai) Information Technology Co., Ltd. (“Shanghai Boqii”) was entitled to be “Software Enterprises.” According to the Enterprise Income Tax (“EIT”) Law and relevant regulations in the PRC, from the year of 2018, Shanghai Boqii could enjoy a tax holiday of 2-year EIT exemption and subsequently 3-year 12.5% preferential tax rate. For the years ended March 31, 2021, 2022 and 2023, Boqii (Shanghai) Information Technology Co., Ltd. remains subject to an EIT rate of 12.5%.

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

	For the Fiscal Year Ended March 31,
	2021		2022		2023
	RMB	% of total net revenues	RMB	% of total net revenues	RMB	US$	% of total net revenues
	(in thousands, except for share and per share data)
Net revenues:
Product sales	1,003,197	99.2	1,137,329	95.9	1,048,491	152,672	96.0
Online marketing and information services and other revenue	7,788	0.8	49,100	4.1	43,603	6,349	4.0

Total net revenues	1,010,985	100.0	1,186,429	100.0	1,092,094	159,021	100.0
Total cost of revenues	(823,686)	(81.5)	(943,698)	(79.5)	(858,608)	(125,023)	(78.6)

Gross profit	187,299	18.5	242,731	20.5	233,486	33,998	21.4

Operating expenses:
Fulfillment expenses	(120,188)	(11.9)	(134,026)	(11.3)	(126,295)	(18,390)	(11.6)
Sales and marketing expenses	(160,201)	(15.8)	(170,986)	(14.4)	(124,007)	(18,057)	(11.4)
General and administrative expenses	(113,972)	(11.3)	(76,248)	(6.4)	(46,554)	(6,779)	(4.3)
Impairment of goodwill	—	—	—	—	(40,684)	(5,924)	(3.7)
Other income, net	1,067	0.1	280	0.0	286	42	0.0

Loss from operations	(205,995)	(20.4)	(138,249)	(11.7)	(103,768)	(15,110)	(9.5)

Interest income	17,553	1.7	15,477	1.3	7,420	1,081	0.7
Interest expense	(27,650)	(2.7)	(20,884)	(1.8)	(13,350)	(1,944)	(1.2)
Other gains, net	11,332	1.1	6,020	0.5	5,159	751	0.5
Fair value change of derivative liabilities	11,369	1.1	2,824	0.2	(2,266)	(330)	(0.2)

Loss before income tax expenses	(193,391)	(19.1)	(134,812)	(11.4)	(106,805)	(15,552)	(9.8)
Income tax expenses	871	0.1	1,571	0.1	911	133	0.1
Share of results of equity investee	(696)	(0.1)	418	0.0	(82)	(12)	0.0

Net loss	(193,216)	(19.1)	(132,823)	(11.2)	(105,976)	(15,431)	(9.7)
Less: Net income attributable to the non-controlling interest shareholders	1,228	0.1	(4,433)	(0.4)	(3,177)	(462)	(0.3)

Net loss attributable to Boqii Holding Limited	(194,444)	(19.2)	(128,390)	(10.8)	(102,799)	(14,969)	(9.4)
Accretion on the convertible redeemable preferred shares to redemption value	120,873	12.0	—	—	—	—	—
Accretion on redeemable non-controlling interests to redemption value	(138)	(0.0)	(575)	(0.0)	(675)	(98)	(0.1)
Deemed dividend to preferred shareholders	(12,547)	(1.2)	—	—	—	—	—

Net loss attributable to Boqii Holding Limited’s ordinary shareholders	(86,256)	(8.5)	(128,965)	(10.9)	(103,474)	(15,067)	(9.5)
Net loss per share attributable to Boqii Holding Limited’s ordinary shareholders
Basic	(1.29)		(1.90)		(1.50)	(0.22)
Diluted	(1.29)		(1.90)		(1.50)	(0.22)
Weighted average number of ordinary shares
Basic	66,953,610		68,006,172		68,858,823
Diluted	66,953,610		68,006,172		68,858,823

Fiscal Year Ended March 31, 2023 Compared to Fiscal Year Ended March 31, 2022

Net revenues

Our net revenues decreased by 7.9% from RMB1,186.4 million for the fiscal year ended March 31, 2022 to RMB1,092.1 million (US$159.0 million) for the fiscal year ended March 31, 2023. Net revenues generated from product sales decreased from RMB1,137.3 million for the fiscal year ended March 31, 2022 to RMB1,048.5 million (US$152.7 million) for the fiscal year ended March 31, 2023. Net revenues generated from our online marketing and information services decreased from RMB49.1 million for the fiscal year ended March 31, 2022 to RMB43.6 million (US$6.3 million) for the fiscal year ended March 31, 2023. These decreases were primarily due to the negative impact brought by the outbreak and spread of Covid-19 in China.

Cost of revenue

Our cost of revenue decreased by 9.0% from RMB943.7 million for the fiscal year ended March 31, 2022 to RMB858.6 million (US$125.0 million) for the fiscal year ended March 31, 2023, in line with our decreased revenue.

Gross profit

Our overall gross profit decreased by 3.8% from RMB242.7 million for the fiscal year ended March 31, 2022 to RMB233.5 million (US$34.0 million) for the fiscal year ended March 31, 2023. Our overall gross margin increased from 20.5% for the fiscal year ended March 31, 2022 to 21.4% for the fiscal year ended March 31, 2023, which was primarily due to the improvement of gross margin of private label products and increased proportion of pet supplies and health care products with higher margins.

Operating expenses

Our operating expenses decreased by 22.1% from RMB381.3 million for the fiscal year ended March 31, 2022 to RMB296.9 million (US$43.2 million) for the fiscal year ended March 31, 2023, for the following reasons:

Fulfillment expenses

Our fulfillment expenses decreased by 5.8% from RMB134.0 million for the fiscal year ended March 31, 2022 to RMB126.3 million (US$18.4 million) for the fiscal year ended March 31, 2023. Fulfillment expenses as a percentage of total revenues increased from 11.3% in the fiscal year ended March 31, 2022 to 11.6% in the fiscal year ended March 31, 2023, primarily due to higher shipping and handling expenses in the first half of fiscal year 2023, resulting from temporary logistics price increases and transportation restrictions following the Covid-19 resurgence in China since April 2022.

Sales and marketing expenses

Our sales and marketing expenses decreased by 27.5% from RMB171.0 million for the fiscal year ended March 31, 2022 to RMB124.0 million (US$18.1 million) for the fiscal year ended March 31, 2023. Our sales and marketing expenses as a percentage of total revenue decreased from 14.4% in the fiscal year ended March 31, 2022 to 11.4% in the fiscal year ended March 31, 2023. The decrease was primarily due to (i) the decrease in personnel expense of RMB7.6 million related to the optimization of our organizational structure; (ii) the decrease in advertising expenses of RMB36.7 million, as a greater proportion of revenues were generated from channels that are more cost-efficient; and (iii) the decrease in third-party platform commission fee of RMB1.8 million, resulting from a reduced proportion of revenues generated from third-party e-commerce platforms.

General and administrative expenses

Our general and administrative expenses decreased by 38.9% from RMB76.2 million for the fiscal year ended March 31, 2022 to RMB46.6 million (US$6.8 million) for the fiscal year ended March 31, 2023. Our general and administrative expenses as a percentage of total revenue decreased from 6.4% in the fiscal year ended March 31, 2022 to 4.3% in the fiscal year ended March 31, 2023. The decrease was primarily due to (i) the decrease in share-based compensation expenses of RMB20.7 million, resulting form the cancellation of options corresponding to employee departures; (ii) the decrease in staff costs of RMB2.5 million related to the optimization of our organizational structure; and (iii) the decrease in professional expenses of RMB3.2 million.

Impairment of goodwill

We had a full impairment charge of goodwill of RMB40.7 million (US$6.0 million) for the fiscal year ended March 31, 2023, caused by the difference between the fair value of the reporting unit of RMB119.8 million (US$17.4 million) and the carrying value of our net assets of RMB217.8 million (US$31.7 million) as of March 31, 2023, based on quantitative goodwill impairment test.

Other income, net

We had other income, net of RMB280 thousand and RMB286 thousand (US$42 thousand) for the fiscal year ended March 31, 2022 and 2023, respectively, which was mainly attributable to government subsidies for the period therein.

Loss from operations

As a result of the foregoing, our loss from operations decreased by 24.9% from RMB138.2 million for the fiscal year ended March 31, 2022 to RMB103.8 million (US$15.1 million) for the fiscal year ended March 31, 2023.

Interest income

Our interest income decreased from RMB15.5 million for the fiscal year ended March 31, 2022 to RMB7.4 million (US$1.1 million) for the fiscal year ended March 31, 2023. The decrease was primarily attributable to a lower balance of bank deposits and decreased amount of receivable for issuance of ordinary shares.

Interest expense

Our interest expense decreased from RMB20.9 million for the fiscal year ended March 31, 2022 to RMB13.4 million (US$1.9 million) for the fiscal year ended March 31, 2023. The decrease was primarily attributable to a decrease in the amortization charges on promissory notes of RMB7.4 million.

Other gains, net

We recorded other gains, net of RMB6.0 million for the fiscal year ended March 31, 2022, due to a net gain on foreign exchange of RMB5.3 million and reimbursement from a depositary bank of RMB1.5 million. We recorded other gains, net of RMB5.2 million (US$0.8 million) for the fiscal year ended March 31, 2023, primarily due to a net gain on foreign exchange of RMB2.7 million (US$0.4 million).

Net loss

As a result of the foregoing, our net losses decreased by 20.2% from RMB132.8 million for the fiscal year ended March 31, 2022 to RMB106.0 million (US$15.4 million) for the fiscal year ended March 31, 2023.

Fiscal Year Ended March 31, 2022 Compared to Fiscal Year Ended March 31, 2021

For a detailed description of the comparison of our operating results for the fiscal year ended March 31, 2022 to the fiscal year ended March 31, 2021, see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Fiscal Year Ended March 31, 2022 Compared to Fiscal Year Ended March 31, 2021” beginning on page 107 of our annual report on Form 20-F for the fiscal year ended March 31, 2022 initially filed with the SEC on July 27, 2022 (File No. 001-39547).

5.B Liquidity and Capital Resources

Cash flows and working capital

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Fiscal Year Ended March 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Net cash flows used in operating activities	(247,486)	(147,504)	(54,069)	(7,873)
Net cash flows (used in)/generated from investing activities	(184,417)	21,147	46,496	6,770
Net cash flows generated from/(used in) financing activities	648,491	1,995	(76,656)	(11,161)
Net increase/(decrease) in cash and cash equivalents	216,588	(124,362)	(84,229)	(12,264)
Cash and cash equivalents at beginning of the year	88,352	292,237	162,855	23,714
Effects of foreign exchange rate changes on cash and cash equivalents	(12,703)	(5,020)	11,224	1,633
Cash and cash equivalents at the end of the period	292,237	162,855	89,850	13,083

Historically, we have not been profitable or generated positive operating cash flows. Our principal source of liquidity has been cash generated from equity financing transactions and short-term and long-term borrowings. As of March 31, 2021, 2022 and 2023, we had RMB292.2 million, RMB162.9 million and RMB89.9 million (US$13.1 million) in cash and cash equivalents, respectively. Our cash and cash equivalents consist primarily of cash on hand and demand deposits placed with banks and third-party payment processors, which are unrestricted as to withdrawal or use, have original maturities of three months or less at the time of purchase and are readily convertible to known amounts of cash. Our cash and cash equivalents are primarily denominated in Renminbi.

We had a positive working capital, representing the difference between total current assets and total current liabilities, of RMB478.2 million, RMB262.7 million and RMB210.0 million (US$30.6 million) as of March 31, 2021, 2022 and 2023, respectively. As of March 31, 2023, our total current liabilities were RMB196.1 million (US$28.6 million), which primarily included short-term borrowings, accounts payable, accrued liabilities and other current liabilities and derivative liabilities. We recorded RMB86.3 million (US$12.6 million) in short-term borrowings as of March 31, 2023. As of the date of this annual report, all the outstanding short-term borrowing as of March 31, 2023 was subsequently settled. We recorded RMB56.0 million (US$8.2 million) in accounts payable as of March 31, 2023. A substantial majority of our accounts payable is due to brand partners, with a credit period between 30 to 60 days. We recorded RMB22.1 million (US$3.2 million) in accrued liabilities and other current liabilities as of March 31, 2023, which primarily included logistics expenses payables, refund obligation of sales returns, advances from customers and payable for investment. We recorded RMB10.7 million (US$1.6 million) in derivative liabilities as of March 31, 2023. We assessed the embedded warrants along with the conversion features of Yoken Series A-1 Warrant, and concluded that this is required to be bifurcated and accounted for separately as derivative liabilities.

Despite the fact that we had a positive working capital as of March 31, 2023, working capital constraints have in the past limited, our ability to grow revenues, especially with emerging brands that generally require larger inventory investments during their early commercial development. If we incur any working capital deficits in the future, our liquidity position will be restricted, and such working capital deficits will have a negative impact on our ability to repay current liabilities. Our inability to take actions that address any working capital deficit in a timely and efficient manner, including prudently managing our working capital, or raising additional equity or debt financing on terms that are acceptable to us when necessary, could materially adversely affect our liquidity, results of operations, financial condition and ability to operate. We will continue to develop our paid membership program, where customers prepay for our services, work closely with our brand partners to optimize our payment terms, and collaborate with certain financial institutions to develop supply chain financing products. We believe that, with the additional financial resources obtained, our current cash, cash equivalents and short-term investments and borrowings will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

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

Operating activities

Net cash used in operating activities was RMB54.1 million (US$7.9 million) for the fiscal year ended March 31, 2023. The difference between our net loss of RMB106.0 million (US$15.4 million) and the net cash used in operating activities for the fiscal year ended March 31, 2023 was primarily attributable to (i) a decrease in accounts payable of RMB36.3 million (US$5.3 million), (ii) a decrease in operating lease liabilities of RMB26.4 million (US$3.8 million), and (iii) an increase in accounts receivable of RMB27.5 million (US$4.0 million), partially offset by (i) a decrease in prepayments and other current assets of RMB47.8 million (US$7.0 million), (ii) impairment of goodwill of RMB40.7 million (US$5.9 million) in the fiscal year ended March 31, 2023 and (iii) amortization of right-of-use assets of RMB24.6 million (US$3.6 million) in the fiscal year ended March 31, 2023.

Net cash used in operating activities was RMB147.5 million for the fiscal year ended March 31, 2022. The difference between our net loss of RMB132.8 million and the net cash used in operating activities for the fiscal year ended March 31, 2022 was primarily attributable to (i) an increase in prepayments and other current assets of RMB35.1 million, resulting from the growth of our business, (ii) an increase in inventories of RMB23.2 million, (iii) a decrease in operating lease liabilities of RMB12.8 million, partially offset by (i) one-off shared-based compensation expense of RMB14.4 million in the fiscal year ended March 31, 2022, (ii) interest expense of other debts of RMB17.1 million in the fiscal year ended March 31, 2022 and (iii) an increase in accounts payable of RMB18.1 million in the fiscal year ended March 31, 2022.

Net cash used in operating activities was RMB247.5 million for the fiscal year ended March 31, 2021. The difference between our net loss of RMB193.2 million and the net cash used in operating activities for the fiscal year ended March 31, 2021 was primarily attributable to (i) an increase in prepayments and other current assets of RMB48.9 million, resulting from the growth of our business, (ii) an increase in inventories of RMB38.8 million, and (iii) a decrease in accounts payable of RMB22.0 million, partially offset by (i) one-off shared-based compensation expense of RMB55.0 million in the fiscal year ended March 31, 2021, and (ii) interest expense of other debts of RMB21.6 million in the fiscal year ended March 31, 2021.

Investing activities

Net cash generated from investing activities was RMB46.5 million (US$6.8 million) for the fiscal year ended March 31, 2023, which was primarily attributable to an increase in short-term investments of RMB58.3 million (US$8.5 million), partially offset by loan receivables advanced to a third party of RMB7.9 million (US$1.1 million).

Net cash generated from investing activities was RMB21.1 million for the fiscal year ended March 31, 2022, which was primarily attributable to the net impact of decrease in short-term investments of RMB 40.5 million and acquisitions of long-term investments of RMB15.8 million.

Net cash used in investing activities was RMB184.4 million for the fiscal year ended March 31, 2021, which was primarily attributable to short-term investments of RMB168.5 million.

Financing activities

Net cash used in financing activities was RMB76.7 million (US$11.2 million) for the fiscal year ended March 31, 2023, which was primarily attributable to repayments of short-term and long-term borrowings of RMB187.2 million (US$27.3 million), partially offset by proceeds from short-term and long-term borrowings of RMB110.6 million (US$16.1 million).

Net cash generated from financing activities was RMB2.0 million for the fiscal year ended March 31, 2022, which was primarily attributable to (i) the proceeds from borrowing of RMB185.6 million, net of the repayments of borrowings of RMB176.9 million and (ii) the proceeds from issuance of ordinary shares of RMB262.9 million, partially offset by repayments of other debts of RMB270.9 million.

Net cash generated from financing activities was RMB648.5 million for the fiscal year ended March 31, 2021, which was primarily attributable to (i) the proceeds from issuance of convertible redeemable preferred shares, net of issuance costs of RMB354.8 million and (ii) the proceeds from the initial public offering, net of underwriter discounts and commissions and other offering costs paid of RMB393.7 million, partially offset by repayments of other debts of RMB130.8 million.

Material Cash Requirements

Other than the ordinary cash requirements for our operations, our material cash requirements as of March 31, 2023 and any subsequent interim period primarily include our capital expenditures and contractual obligations.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with purchase of fixed assets, including electronic equipment, office equipment and vehicles, and intangible assets. Our capital expenditures were RMB6.5 million, RMB3.1 million and RMB1.9 million (US$0.3 million) for the fiscal years ended March 31, 2021, 2022 and 2023, respectively. We intend to fund our future capital expenditures with our existing cash balance and proceeds from our initial public offering.

Contractual Obligations

As of March 31, 2023, we had borrowings of RMB86.3 million (US$12.6 million), interest payable of RMB1.5 million (US$0.2 million), which are to be paid within one year. The borrowings and interests payable represent our borrowings from commercial banks or other financial institutions for our working capital and the corresponding interests payable.

As of the same date, we also had operating lease commitments of RMB9.9 million (US$1.4 million), RMB14.6 million (US$2.1 million) and RMB0.2 million (US$0.03 million), which are to be paid within one year, between one to three years, and between three to five years, respectively. Our operating lease commitments relate to our leases of offices and warehouses.

We intend to fund our existing and future material cash requirements with our existing cash balance and other financing alternatives. We will continue to make cash commitments, including capital expenditures to support the short-term and/or long-term growth of our business.

Holding Company Structure

Boqii Holding Limited is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and the VIEs and their subsidiaries in the PRC. For the fiscal year ended March 31, 2021, 2022 and 2023, the amount of revenues generated by the VIEs accounted for 77.5%, 78.7% and 79.9%, respectively, of our total net revenues.

We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries in China through capital contributions or loans, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our subsidiaries in China may provide Renminbi funding to the VIEs only through loans. As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and VIEs when needed. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from making loans or additional capital contributions to our PRC subsidiaries and to make loans to the VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” Notwithstanding the foregoing, our PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency-denominated capital) to provide financial support to the VIEs either through loans from our PRC subsidiaries or direct loans to the VIEs’ nominee shareholders, which would be contributed to the VIEs as capital injections. Such direct loans to the nominee shareholders of the VIEs would be eliminated in our consolidated financial statements against such VIEs’ share capital. For more information, see “Item 3. Key Information—Condensed Consolidating Schedule” and consolidated financial statements included elsewhere in this annual report.

Our ability to pay dividends depends upon dividends paid by our subsidiaries which, in turn, depends on the payment of the service fees to our PRC subsidiaries by the VIEs in the PRC pursuant to certain contractual arrangements among our PRC subsidiaries, the VIEs and the VIEs’ shareholders. Considering the future operating and cash flow needs of the VIEs, for the years ended March 31, 2021, 2022 and 2023, no service fees were charged to the VIEs by the WFOEs, and no payments were made by the VIEs. The ability of our subsidiaries in China to make dividends or other cash payments to us is subject to various restrictions under PRC laws and regulations. Our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. In accordance with PRC company laws and the Foreign Investment Law, the VIEs and subsidiaries in China must make appropriations from their after-tax profit to nondistributable reserve funds including (i) the statutory surplus fund and (ii) the discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the VIEs. Appropriation to the discretionary surplus fund is made at the discretion of the VIEs. For associated risks, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.” Additionally, if our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

5.C. Research and Development

Our strong technology and data capabilities enable us to deliver superior user experience and increase our operational efficiency. See “Item 4. Information on the Company—4.B. Business Overview—Our Technology.”

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended March 31, 2023 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

5.E. Critical Accounting Estimates

Our consolidated financial statements have been prepared in accordance with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent liabilities in the consolidated financial statements and accompanying notes.

Our estimates are based on historical experience and various assumptions that we believe to be reasonable under the circumstances. Given that changes in circumstances, facts and experience may cause us to revise our estimates, actual results could differ materially from those estimates. Our critical accounting estimates are described below.

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

Impairment of long-lived assets other than goodwill

Long-lived assets (including property and equipment and amortizable intangible assets) are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than we had originally estimated. When these events occur, we evaluate the impairment by comparing carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, we recognize an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charges were recognized for the years ended March 31, 2021, 2022 and 2023.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination. Goodwill is not amortized but is tested for impairment on an annual basis, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired.

In accordance with ASU No. 2017-04, “Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment” (“ASU 2017-04”), which removes the requirement to compare the implied fair value of goodwill with its carrying amount as part of step 2 of the goodwill impairment test. Management conducts the goodwill impairment assessment as of March 31 annually or more frequently if events or changes in circumstances indicate that it may be impaired. We first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill, so as to perform the quantitative goodwill impairment test. If determined to be necessary, the quantitative impairment test is used to identify goodwill impairment by comparing the fair value of a reporting unit with its carrying amount and recognizing an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. The loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.

There is only one reporting unit in our company. Therefore, the goodwill assessment was performed for our company on consolidated level as one reporting unit. As of March 31, 2023, there was no goodwill recorded.

Long-term investments

Our investments include equity method investments, equity securities with readily determinable fair values and available-for-sale debt securities.

We apply the equity method of accounting to account for an equity investment, in common stock or in-substance common stock, according to ASC 323 "Investment—Equity Method and Joint Ventures," over which it has significant influence but does not own a majority equity interest or otherwise control. Under the equity method, our share of the post-acquisition profits or losses of the equity investees are recorded in share of results of equity investees in the consolidated statements of comprehensive loss. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity investee, if any, represents goodwill and intangible assets acquired. When our share of losses in the equity investee equals or exceeds its interest in the equity investee, we don’t recognize further losses, unless we have incurred obligations or made payments or guarantees on behalf of the equity investee.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Hao (Louis) Liang	44	Director, Chairman and Chief Executive Officer
Yingzhi (Lisa) Tang	42	Director, co-Chief Executive Officer and Chief Financial Officer
Dong Li	46	Independent Director
Su Zhang	50	Independent Director
Chao Guo	39	Senior Vice President

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

Dong Li has served as our Independent Director since September 2020. Mr. Li is currently serving as the chief financial officer of Tim Hortons China, a premium coffee chain network in China since September 2021. Mr. Li has also served as an independent director of GreenTree Hospitality Group Ltd. (a leading hospitality management group in China listed on the NYSE, ticker symbol: GHG) since March 2018, as an independent nonexecutive director of Helens International Holdings Company Limited (China’s largest bar chain network listed on the Hong Kong Stock Exchange, ticker symbol: 09869) since August 2021, as an independent non-executive director of Sinosoft Technology Group Limited, a leading government big data and related services provider listed on the Hong Kong Stock Exchange (HKEx: 01297) since February 2023; as an independent non-executive director of Logory Logistics Technology Co., Ltd., a leading end-to-end digital freight transportation services provider in China listed on the Hong Kong Stock Exchange (HKEx: 02482) since March 2023; and as an independent non-executive director of ZJLD Group Inc, a leading baijiu company in China offering premium baijiu products featuring sauce aroma profile and listed on the Hong Kong Stock Exchange (HKEx: 06979) since April 2023. Prior to joining Tim Hortons China, Mr. Li served as the chief financial officer for several companies, including Ximalaya Inc., one of China’s largest online audio platforms from September 2019 to September 2021; OneSmart International Education Group Limited, a diversified premium K through 12 education company in China listed on the New York Stock Exchange (ticker symbol: ONE) from July 2017 to June 2019; Pegasus Media Group Limited, a company focusing on movie and TV show production, investment, licensing, marketing and derivatives from April 2016 to April 2017; and Ecovacs Robotics Holdings Limited, a consumer robotics company in China listed on the Shanghai Stock Exchange (ticker symbol: 603486) from March 2015 to February 2016. From September 2008 to February 2015, Mr. Li worked as an associate and later vice president in investment banking at Bank of America Merrill Lynch and ICBC International in Hong Kong. Prior to that, Mr. Li worked in KPMG’s auditing practice group from August 1999 to April 2006 in its Beijing and Silicon Valley offices, respectively. Mr. Li received a bachelor’s degree in accounting from School of Economics and Management, Tsinghua University in July 1999, as well as a master’s degree in business administration in finance from Kellogg School of Management, Northwestern University in June 2008. Mr. Li is a member of the Chinese Institute of Certified Public Accountants and the Certified General Accountants Association of Canada.

Su Zhang has served as our Independent Director since May 2023. Mr. Zhang, with over 28 years of experience in the technology and internet industry, has worked at international well-known technology enterprises for more than 20 years. Mr. Zhang obtained his bachelor’s degree in automatic control in the Information and Control Engineering from Xi’an Jiaotong University in 1995.

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

6.B. Compensation

For the fiscal year ended March 31, 2023, we paid an aggregate of RMB1.5 million (US$0.2 million) in cash to our executive officers, and we did not pay any cash compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our directors and executive officers, see “—Share Incentive Plan.”

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

Share Incentive Plan

Amended and Restated 2018 Global Share Plan

We adopted the 2018 Global Share Plan in August 2018, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. The 2018 Global Share Plan was last amended and restated in May 2022, and the total number of Class A ordinary shares reserved for awards to be granted to the eligible participants thereunder was increased by 4,000,000 Class A ordinary shares, in order to retain and attract talent to drive the long-term success of Boqii. After the increase, the maximum aggregate number of Class A ordinary shares that may be issued under the amended and restated 2018 Global Share Plan, or the Amended and Restated 2018 Global Share Plan, is 12,987,836.

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

Eligibility. Our employees, directors and consultants (together, as “service providers”) are eligible to participate in the Amended and Restated 2018 Global Share Plan. Generally, only service providers that are not U.S. persons, or trusts established in connection with any of our employee benefit plans for the benefit of such a service provider, shall be eligible for the grant of Reg S options and Reg S share purchase rights. Non-statutory stock options that are not designated as Reg S options and share purchase rights that are not designated as Reg S share purchase rights may be granted to service providers only. Incentive stock options may be granted to employees only. Any awards granted to consultants that are intended to comply with and qualify under Rule 701 promulgated under the Securities Act may only be granted to natural persons who meet the applicable requirements under the Securities Act. A service provider who owns more than 10% of the total combined voting power of all classes of outstanding securities of Boqii Holding Limited or any of its parent or subsidiary shall not be eligible for the grant of an incentive stock option unless otherwise specified under the Amended and Restated 2018 Global Share Plan, and notwithstanding any contrary provision of Amended and Restated 2018 Global Share Plan, a service provider located in California is eligible to receive only awards that comply with certain requirements under the Amended and Restated 2018 Global Share Plan.

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

As of March 31, 2023, options to purchase a total of 5,569,125 ordinary shares were outstanding, excluding those that were forfeited or canceled, of which options to purchase 1,257,983 ordinary shares had become vested and exercisable. The following table summarizes the number of ordinary shares underlying outstanding options that we granted to our directors and executive officers but have not been exercised under the Amended and Restated 2018 Global Share Plan as of the same date.

	Ordinary Shares Underlying Options Granted	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Hao (Louis) Liang	791,331	0.10 to 4.13	Various dates from September 27, 2012 to April 12, 2023	Various dates from September 26, 2022 to April 11, 2033
Yingzhi (Lisa) Tang	379,486	0.10 to 4.13	Various dates from September 27, 2012 to April 12, 2023	Various dates from September 26, 2022 to April 11, 2033
Dong Li	—	—	—	—
Su Zhang	—	—	—	—
Chao Guo	*	4.13	May 17, 2021	May 16, 2031

All directors and executive officers as a group	1,220,817

Note:

*	Less than 1% of our total outstanding shares.

As of March 31, 2023, there were outstanding options to purchase 4,348,308 ordinary shares, with exercise prices ranging from US$0.0001 per share to US$4.13 per share that were granted to our employees, other than members of our senior management.

6.C. Board Practices

Board of Directors

Our board of directors consist of four directors, including two independent directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract or arrangement notwithstanding that he may be interested therein, and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided that (i) such director declares the nature of his interest at the meeting of the board at which the question of entering into the contract or arrangement is first considered, if he knows his or her interest then exists, or in any other case at the first meeting of the board after he or she knows that he is or has become so interested, and (ii) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the board of directors

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under our board of directors and have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Dong Li and Mr. Su Zhang. Mr. Dong Li is the chairman of our audit committee. We have determined that each of Mr. Dong Li and Mr. Su Zhang satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Securities Exchange Act of 1934. We have determined that Mr. Dong Li qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the consolidated financial statements of our company. The audit committee is responsible for, among other things:

•	selecting the independent registered public accounting firm and preapproving all auditing and nonauditing services permitted to be performed by the independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions;

•	discussing the annual audited consolidated financial statements with management and the independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent registered public accounting firm; and

•	reporting regularly to the board of directors.

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Hao (Louis) Liang and Mr. Su Zhang and is chaired by Mr. Hao (Louis) Liang. We have determined that Mr. Su Zhang satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

6.D. Employees

We had 325, 417 and 256 full-time employees as of March 31, 2021, 2022 and 2023, respectively. The following table sets forth the number of our full-time employees by function as of March 31, 2023, and all of these full-time employees are based in China.

Function	Number of employees
Fulfillment	13
Sales and marketing	102
General and administrative	141

Total	256

Additionally, we also had 142 outsourced workers as of March 31, 2023, of whom 49 primarily support our customer services and 93 primarily support our fulfillment services.

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

Some of our employees are represented by labor unions. We maintain a good working relationship with our employees. As of the date of this annual report, we have not experienced any material labor disputes.

6.E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2023, by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on 70,729,482 ordinary shares issued and outstanding as of March 31, 2023, comprising (i) 57,691,753 Class A ordinary shares, including 1,928,662 Class A ordinary shares held by the depositary bank underlying the options granted but not yet exercised under the Amended and Restated 2018 Global Share Plan, and (ii) 13,037,729 Class B ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after March 31, 2023, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned as of March 31, 2023
	Class A ordinary shares	Class B ordinary shares	Total ordinary shares on an as- converted basis	% of beneficial ownership**	% of aggregate voting power***
Directors and Executive Officers: †
Hao (Louis) Liang(1)	791,331	8,314,160	9,105,491	12.9%	52.5%
Yingzhi (Lisa) Tang(2)	379,486	4,345,475	4,724,961	6.7%	27.4%
Dong Li	—	—	—	—	—
Su Zhang	—	—	—	—	—
Chao Guo	*	—	50,000	*	*
All directors and executive officers as a group	1,220,817	12,659,635	13,880,452	19.6%	79.9%
Principal Shareholders:
Merchant Tycoon Limited(3)	—	13,037,729	13,037,729	18.4%	81.9%
CMB(4)	7,308,199	—	7,308,199	10.3%	2.3%
Apsaras Legend Limited(5)	5,112,641	—	5,112,641	7.2%	1.6%
Raumier Limited(6)	4,842,587	—	4,842,587	6.8%	1.5%
Chong Li’s Entities(7)	4,591,045	—	4,591,045	6.5%	1.4%

Notes:

*	Less than 1% of our total outstanding shares.
**

For each person and group included in this column, percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 70,729,482, being the number of ordinary shares on an as-converted basis issued and outstanding as of March 31, 2023, and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after March 31, 2023.

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

†

Except as otherwise indicated below, the business address of our directors and executive officers is Building 9, No. 388, Shengrong Road, Pudong New District, Shanghai 201210, People’s Republic of China.

(1)

Represents an aggregate of 9,105,491 ordinary shares, consisting of (i) 8,314,160 Class B ordinary shares held by Merchant Tycoon Limited, a limited liability company incorporated under the laws of the British Virgin Islands; and (ii) 791,331 Class A ordinary shares underlying share options held by Hao (Louis) Liang that are exercisable within 60 days after March 31, 2023. Hao (Louis) Liang holds 63.77% of equity interest in Merchant Tycoon Limited. The registered address of Merchant Tycoon Limited is Trinity Chambers, PO Box 4301, Road Town, Tortola, British Virgin Islands. Based on the terms of governing documents of Merchant Tycoon Limited, Hao (Louis) Liang disclaims beneficial ownership of the ordinary shares beneficially owned by Yingzhi (Lisa) Tang and a former director through their respective shareholdings in Merchant Tycoon Limited.

(2)

Represents an aggregate of 4,724,961 ordinary shares, consisting of (i) 4,345,475 Class B ordinary shares held by Merchant Tycoon Limited, a limited liability company incorporated under the laws of the British Virgin Islands; and (ii) 379,486 Class A ordinary shares underlying share options held by Yingzhi (Lisa) Tang that are exercisable within 60 days after March 31, 2023. Yingzhi (Lisa) Tang holds 33.33% of equity interest in Merchant Tycoon Limited. The registered address of Merchant Tycoon Limited is Trinity Chambers, PO Box 4301, Road Town, Tortola, British Virgin Islands. Based on the terms of governing documents of Merchant Tycoon Limited, Yingzhi (Lisa) Tang disclaims beneficial ownership of the ordinary shares beneficially owned by Hao (Louis) Liang and a former director through their respective shareholdings in Merchant Tycoon Limited.

(3)

Represents an aggregate of 13,037,729 Class B ordinary shares held of record by Merchant Tycoon Limited, a limited liability company incorporated under the laws of the British Virgin Islands. Each of Hao (Louis) Liang, Yingzhi (Lisa) Tang and a former director holds 63.77%, 33.33% and 2.9% of the equity interest in Merchant Tycoon Limited, and beneficially owns 8,314,160, 4,345,475 and 378,094 Class B ordinary shares directly held by Merchant Tycoon Limited. The registered address of Merchant Tycoon Limited is Trinity Chambers, PO Box 4301, Road Town, Tortola, British Virgin Islands.

(4)

Represents an aggregate of 7,308,199 Class A ordinary shares, based on the Amendment No. 1 to Schedule 13G filed on February 13, 2023 by China Merchants Bank Co., Limited, among other reporting persons. CMBI Private Equity Series SPC acting for and on behalf of Internet Retail Fund I SP (“SPC”), a segregated portfolio company incorporated under the laws of the Cayman Islands, directly holds 670,615 Class A ordinary shares. Shanghai Qiji Technology LLP (“Qiji”), a limited partnership formed under the laws of the People’s Republic of China, directly holds 6,637,584 Class A ordinary shares. CMB International Private Investment Limited (“CMBIPI”), a company incorporated under the laws of the Cayman Islands, owns all the management shares of SPC. CMBIPI is wholly owned by CMB International Investment Management Limited (“CMBIIM”), a company incorporated under the laws of the British Virgin Islands. Pursuant to Section 13(d) of the Exchange Act, and the rules promulgated thereunder, each of CMBIPI and CMBIIM may be deemed to beneficially own all of the ordinary shares held by SPC. CMB International Capital Holdings (Shenzhen) (“CMBICH SZ”) owns the majority of interest in Qiji. Pursuant to Section 13(d) of the Exchange Act, and the rules promulgated thereunder, CMBICH SZ may be deemed to beneficially own all of the Issuer’s shares held by Qiji. Each of CMBICH SZ and CMBIIM is wholly owned by CMB International Capital Corporation Limited (“CMBICC”), a company incorporated in Hong Kong. CMBICC is a majority-owned subsidiary of CMB International Capital Holdings Corporation Limited (“CMBICH”), a company incorporated in Hong Kong. CMBICH is wholly owned by China Merchants Bank Co., Limited (“CMB”), a company incorporated in Hong Kong and listed on the Stock Exchange of Hong Kong. Pursuant to Section 13(d) of the Exchange Act, and the rules promulgated thereunder, each of CMBICC, CMBICH and CMB may be deemed to beneficially own all of the Issuer’s shares held by SPC and Qiji. The registered address of CMBI Private Equity Series SPC is 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KYI-1002, Cayman Islands. The registered address of Shanghai Qiji Technology LLP. is 2A, No. 1200, Pudong Avenue, Pilot Free Trade Zone, Shanghai, People’s Republic of China.

(5)

Represents 5,112,641 Class A ordinary shares held by Apsaras Legend Limited, a limited liability company incorporated under the laws of the British Virgin Islands, ultimately controlled by Fengjin Jiang. The registered address of Apsaras Legend Limited is Woodbourne Hall, P.O. Box 3162, Road Town, Tortola, British Virgin Islands.

(6)

Represents 4,842,587 Class A ordinary shares held by Raumier Limited, a limited liability company incorporated under the Companies (Jersey) Laws, based on the Schedule 13G filed on February 16, 2021 by Raumier Limited, among other reporting persons. The shares in Raumier Limited are owned of record 50% by Premier Circle Limited and 50% by Second Circle Limited; however, Premier Circle Limited and Second Circle Limited are the record owners of such shares in Raumier Limited solely as nominee and in trust for Brunei Investment Agency, which is the sole beneficial owner of such shares. The registered address of Raumier Limited is 26 New Street, St Helier, Jersey, JE2 3RA.

(7)

Represents an aggregate of 4,591,045 Class A ordinary shares held by Superb Origin International Limited, a limited liability company incorporated under the laws of the British Virgin Islands, in which Chong Li holds 100.0% equity interest. The registered address of Superb Origin International Limited is Trinity Chambers, PO Box 4301, Road Town, Tortola, British Virgin Islands; and (ii) 250,093 Class A ordinary shares held by DL Capital Holding Limited, a limited liability company incorporated under the laws of the British Virgin Islands, in which Chong Li holds 100.0% equity interest. The registered address of DL Capital Holding Limited is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Island.

To our knowledge, as of March 31, 2023, a total of 2,296,386 Class A ordinary shares were held by one record holder in the United States, which represents approximately 3.2% of our total issued and outstanding shares. The holder is The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is much larger than the number of record holders of our Class A ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.”

7.B. Related Party Transactions

Contractual Arrangements

See “Item 3. Key Information—Contractual Arrangements with the VIEs and Their Respective Shareholders.”

Shareholders Agreement

Our currently effective shareholders agreement was entered into on August 19, 2020 by and among us, our shareholders, and certain other parties named therein. Except for the registration rights described below, all of the preferential rights, including the provisions governing the board of directors, has automatically terminated upon the completion of our initial public offering.

Registration Rights

Pursuant to the current shareholders agreement, prior to the consummation of a qualified initial public offering, the company shall extend to the shareholders registration rights with respect to the shares held by them with terms and conditions customary for a transaction of similar type and size, including demand registration rights, piggyback registration rights and Form F-3 or Form S-3 registration rights. For details regarding such registration rights, see the shareholders agreement filed as an exhibit to this annual report.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.”

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal and Administrative Proceedings

From time to time, we may be subject to legal proceedings and claims arising in the ordinary course of our business. As of the date of this annual report, we were not involved in any litigation, arbitration or administrative proceedings pending or, to our knowledge, threatened against us that could have a material and adverse effect on our business, financial condition or results of operations.

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

9.A. Offering and Listing Details

Our ADSs have been listed on the NYSE since September 30, 2020 under the symbol “BQ.” Each ADS represents four and one half (4.5) Class A ordinary shares.

9.B. Plan of Distribution

Not applicable.

9.C. Markets

Each ADS represents four and one half (4.5) Class A ordinary shares. Our ADSs have been listed on the NYSE since September 30, 2020 under the symbol “BQ.”

9.D. Selling Shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

10.A. Share Capital

Not applicable.

10.B. Memorandum and Articles of Association

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands and our affairs are governed by our Post-IPO MAA, as amended and restated from time to time, the Companies Act, and the common law of the Cayman Islands. We incorporate by reference into this annual report our Post-IPO MAA, the form of which was filed as Exhibit 3.2 to our registration statement on Form F-1 (File No. 333-248641) filed with the Securities and Exchange Commission on September 8, 2020, as amended. Our shareholders adopted our Post-IPO MAA by a special resolution in September 2019, which became effective immediately prior to completion of our initial public offering of ADSs representing our ordinary shares.

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

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

See Exhibit 2.4 to this annual report.

Differences in Corporate Law

See Exhibit 2.4 to this annual report.

10.C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described elsewhere in this annual report.

10.D. Exchange Controls

The Cayman Islands currently has no exchange control regulations or currency restrictions. See “Item 4. Information of the Company—4.B. Business Overview—Regulation—Regulations Related to Foreign Exchange.”

10.E. Taxation

Cayman Islands Taxation

According to Maples and Calder (Hong Kong) LLP, our Cayman Islands legal counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

In terms of material tax consequences to ADS holders, if the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders (including the ADS holders). In addition, nonresident enterprise shareholders (including the ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares, if such gains are treated as derived from a PRC source. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC individual income tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to in practice, obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Item 3. Key Information—3.D.Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.”

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

As used herein, a “U.S. Holder” is a person that is, for U.S. federal income tax purposes, a beneficial owner of the ADSs or Class A ordinary shares and:

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

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income (the “asset test”), or (ii) 75% or more of its gross income consists of passive income. For purposes of the above calculations, a non-U.S. corporation that owns (or is treated as owning for U.S. federal income tax purposes), directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and gains from financial investments. Cash is generally a passive asset for these purposes. Goodwill (the value of which may be determined by reference to the excess of the sum of the corporation’s market capitalization and liabilities over the value of its assets) is generally characterized as an active asset to the extent it is associated with business activities that produce active income.

If the value of our goodwill is determined by reference to our market capitalization, then we would have had a negative amount of goodwill for a portion of our most recent taxable year ended on March 31, 2023. There is uncertainty as to how to apply the asset test is that situation. Taking into account the composition of our income and assets for that year, we believe it is reasonable to take the position that we were not a PFIC for our taxable year ended on March 31, 2023. However, due to the uncertainty described above, as well uncertainties regarding the characterization and value of certain of our assets for purposes of the asset test, our PFIC status for our taxable year ended on March 31, 2023 is not entirely clear and the Internal Revenue Service may assert that we were a PFIC for that year. Furthermore, because of the substantial fluctuations in our market capitalization, there is a significant risk that we will be a PFIC for our current taxable year ending on March 31, 2024, and possibly future taxable years. We hold a substantial amount of cash and financial investments and while this continues to be the case, our PFIC status may depend on the average value of our goodwill. The value of our goodwill may be determined, in large part, by reference to our market capitalization, which has been volatile and generally in decline in recent years. As a result, there is a significant risk that we will be a PFIC for any taxable year because the average value of our goodwill (if any) and other active assets may not be sufficiently large in relation to the average value of our passive assets. Moreover, it is not entirely clear how the contractual arrangements between us, the VIEs and their nominal shareholders will be treated for purposes of the PFIC rules, and we may be or become a PFIC if the VIEs are not treated as owned by us for these purposes.

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

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “—People’s Republic of China Taxation,” dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, and the discussion below regarding certain Treasury regulations, PRC taxes withheld from dividend payments (at a rate not exceeding any applicable Treaty rate) will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex. For example, Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for foreign income taxes to the creditable, the relevant foreign income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the PRC income tax system meets these requirements. U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct creditable PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all creditable foreign taxes paid or accrued in the relevant taxable year.

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

As described in “—People’s Republic of China Taxation”, gains on the sale of ADSs or Class A ordinary shares may be subject to PRC taxes. Under the Code, capital gains of U.S. persons are generally treated as U.S. source income. However, a U.S. Holder that is eligible for Treaty benefits may be able to elect to treat the gain as foreign-source income under the Treaty and claim foreign tax credit in respect of any PRC tax on dispositions. Under certain Treasury regulations, a U.S. Holder generally will be precluded from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of ADSs or Class A ordinary shares if the U.S. Holder unless the U.S. Holder is eligible for Treaty benefits and elects to apply them. However, if a U.S. Holder is so precluded from claiming a foreign tax credit, it is possible that any PRC taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. The rules governing foreign tax credits and deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisers regarding the consequences of the imposition of any PRC tax on disposition gains, including the Treaty’s resourcing rule, the eligibility for the benefits of the Treaty in the U.S. Holders’ circumstances, the obligation to report a Treaty-based return position and any limitation on the creditability or deductibility of any PRC tax on disposition gains in their particular circumstances.

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

10.F. Dividends and Paying Agents

Not applicable.

10.G. Statement by Experts

Not applicable.

10.H. Documents on Display

We previously filed with the SEC a registration statement on Form F-1 (File No. 333-248641), as amended, to register our Class A ordinary shares in relation to our initial public offering, and filed with the SEC a registration statement on Form F-3 (File No. 333-267919) to register certain securities with respect to any follow-on offering. We also filed with the SEC a related registration statement on Form F-6 (File No. 333-248968) to register our ADSs and registration statements on Form S-8 (File Nos. 333-256675 and 333-265313) to register our securities to be issued under our Amended and Restated 2018 Global Share Plan.

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. We have filed this annual report on Form 20-F, including exhibits, with the SEC. As allowed by the SEC, we incorporate by reference certain information we filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report.

All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will furnish The Bank of New York Mellon, the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

10.I Subsidiary information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign exchange risk

Foreign currency exchange rate risk

The depreciation of RMB against US$ was approximately 2.3% and 2.3% in 2021 and 2022, respectively. The appreciation of RMB against US$ was approximately 8.5% in 2023. It is difficult to predict how market forces or the PRC or the U.S. government policy may impact the exchange rate between RMB and US$ in the future.

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

As of March 31, 2023, we had RMB-denominated cash and cash equivalents of RMB27.1 million (US$3.9 million). A 10% depreciation of RMB against U.S. dollar based on the foreign exchange rate on March 31, 2023 would result in a decrease of US$0.4 million in cash and cash equivalents. A 10% appreciation of RMB against U.S. dollar based on the foreign exchange rate on March 31, 2023 would result in an increase of US$0.4 million in cash and cash equivalents.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Our interest rate risk arises primarily from long-term borrowings. As of March 31, 2023, we had not obtained long-term bank borrowings. Borrowings issued at variable rates and fixed rates expose us to cash flow interest rate risk and fair value interest rate risk respectively. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

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

Concentration of customers and suppliers

Substantially all revenue was derived from customers located in China. There are no customers from whom revenues individually represent greater than 10% of our total revenues in any of the periods presented. Royal Canin China Co., Ltd. contributed to 19%, 17% and 22% of our total purchases as for the fiscal year ended March 31, 2021, 2022 and 2023, respectively.

Inflation risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for March 2021, 2022 and 2023 were increases of 0.4%, 1.5%, and 0.7% respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions. In the fiscal year ended March 31, 2023, we did not receive any reimbursement from The Bank of New York Mellon for the expenses incurred in connection with our ADR program.

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

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File No. 333-248641), or the F-1 Registration Statement, in relation to our initial public offering of 7,000,000 ADSs representing 5,250,000 Class A ordinary shares, at an initial offering price of US$10.0 per ADS. Roth Capital Partners, LLC was the representative of the underwriters.

The F-1 Registration Statement was declared effective on September 29, 2020. For the period from the effective date of the F-1 Registration Statement to March 31, 2023, the total expenses incurred for our company’s account in connection with our IPO was approximately US$12.8 million, which included US$4.9 million in underwriting discounts and commissions for the IPO and approximately US$7.9 million in other costs and expenses for our initial public offering. None of the transaction expenses included direct or indirect payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates or others.

Our initial public offering was closed on October 2, 2020. We received an aggregate net proceeds of approximately US$65.1 million from our initial public offering. For the period from the effective date of the F-1 Registration Statement to March 31, 2023, we have used US$60.7 million to invest in content innovation, membership system development and research and development (including big data technology), develop and market our private label brands, improve our fulfillment and warehousing capabilities and seek for potential merger and acquisition opportunities. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statements on Form F-1. None of these net proceeds from our initial public offering and the optional offering was paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates or others.

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

Based upon that evaluation, our management has concluded that, as of March 31, 2023, due to the outstanding material weaknesses described below, our disclosure controls and procedures were not effective. We started to undertake steps to remediate the material weaknesses in our disclosure controls and procedures as set forth below under “Internal Control over Financial Reporting.”

Internal Control Over Financial Reporting

In preparing our consolidated financial statements for the fiscal year ended March 31, 2019, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the PCAOB, a“material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—If we fail to implement and maintain an effective system of internal controls to remediate our material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of ADSs may be materially and adversely affected.”

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to take advantage of such exemptions.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of March 31, 2023 due to material weaknesses identified in our internal control over financial reporting as described above.

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

Attestation Report of the Registered Public Accounting Firm

Since we are an “emerging growth company” as defined under the JOBS Act, we are exempt from the requirement to comply with the auditor attestation requirements that our independent registered public accounting firm attest to and report on the effectiveness of our internal control over financial reporting.

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

Our audit committee consists of Mr. Dong Li and Mr. Su Zhang. Mr. Dong Li is the chairman of our audit committee. We have determined that each of Mr. Dong Li and Mr. Su Zhang satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Exchange Act. We have determined that Mr. Dong Li qualifies as an “audit committee financial expert.”

ITEM 16.B.	CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to all of our directors, officers, employees, including certain provisions that specifically apply to our principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as Exhibit 99.1 of our registration statement on Form F-1, as amended (File No. 333-248641), initially filed with the SEC on September 8, 2020, and posted a copy of our code of business conduct and ethics on our website at www.ir.boqii.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16.C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, for the periods indicated.

	Fiscal Year Ended March 31,
	2022	2023
	RMB	RMB	US$
	(in thousands)
Audit Fees(1)	5,300	3,800	553

Total	5,300	3,800	553

Notes:

(1)

Audit Fees. Audit fees mean the aggregate fees billed in each of the fiscal periods listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.

The policy of our audit committee is to preapprove all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, including audit services and audit-related services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16.D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16.F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G.	CORPORATE GOVERNANCE

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs, each representing 4.5 Class A ordinary shares, are listed on the NYSE. We are therefore required to comply with certain of the NYSE’s corporate governance listing standards, or the NYSE Standards. As a foreign private issuer, we are permitted to follow home country practice in lieu of NYSE Standards with limited exceptions.

Our corporate governance practices differ in certain significant respects from those that U.S. companies must adopt in order to maintain NYSE listing and, in accordance with Section 303A.11 of the NYSE Listed Company Manual, a brief, general summary of those differences is provided as follows.

Director independence

The NYSE Standards require a majority of the membership of NYSE-listed company boards to be composed of independent directors, which is not required under Cayman Islands law, the law of our country of incorporation. As of the date of this annual report, our board of directors consists of four members, two of whom are independent directors.

Non-management directors’ executive sessions

The NYSE Standards require non-management directors of NYSE-listed companies to meet at regularly scheduled executive sessions without management. We are not subject to this requirement under the Cayman Islands law.

Committee member composition

Nominating/Corporate Governance Committee; Compensation Committee

The NYSE Standards require NYSE-listed companies to have a nominating/corporate governance committee and a compensation committee that are composed entirely of independent directors. Cayman Islands law does not impose similar requirements. As of the date of this annual report, our corporate governance and nominating committee consists of two members, only one of whom is an independent director. As of the same date, our compensation committee consists of three members, only one of whom is an independent director.

Audit Committee

The NYSE Standards require NYSE-listed companies to have an audit committee with a minimum of three members, all of whom are independent. Cayman Islands law does not impose similar requirements. As of the date of this annual report, our audit committee only consists of two members, who are all independent directors.

Shareholder approval

The NYSE Standards require NYSE-listed companies to obtain shareholder approval prior to an issuance of securities in any transaction or series of related transactions under Section 312.03 of the NYSE Listed Company Manual. Cayman Islands law does not require shareholder approval prior to an issuance of securities to the extent the securities are authorized. We intend to rely on the foreign private issuer exemption with respect to the forgoing shareholder approval requirements under the NYSE Listed Company Manual.

ITEM 16.H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16.I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

On August 22, 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB in connection with our filing of our annual report on Form 20-F for the fiscal year ended March 31, 2022.

As of the date of this annual report, we and our consolidated operating entities, including the VIEs, are incorporated or otherwise organized in the Cayman Islands, British Virgin Islands, mainland China and Hong Kong.

To our best knowledge, none of our shares or the shares of our operating entities are owned by governmental entities in the jurisdiction in which we or such operating entities are incorporated or otherwise organized.

To our best knowledge, governmental entities in mainland China do not have any controlling financial interest with respect to us or any of our operating entities.

With respect to the members of the board of directors of our company or any of our consolidated foreign operating entities (each a “board member”), taking into consideration of each board member’s current or prior memberships on, or affiliations, with committees of the Chinese Communist Party, to the extent such information is known to our company, none of such board member is any official of the Chinese Communist Party.

Neither the memorandum and articles of association of our company nor the articles of incorporation (or equivalent organizing document) of our consolidated foreign operating entities contains any charter of the Chinese Communist Party.

On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 determinations accordingly. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA for the fiscal year ended March 31, 2023 after we file our annual report on Form 20-F for such fiscal year.

We have not relied upon any legal opinions or third-party certifications, such as affidavits, as the basis for our disclosure under this Item 16.I.

ITEM 16.J.	Insider Trading Policies

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Boqii Holding Limited are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Twelfth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

2.1	Form of Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.3 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.2 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

2.3	Form of Deposit Agreement among the Registrant, the depositary and owners of the American Depositary Shares (incorporated by reference to Exhibit 4.3 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

2.4*	Description of Securities registered under Section 12 of the Exchange Act

4.1	The Amended and Restated 2018 Global Share Plan (incorporated by reference to Exhibit 10.1 to our registration statement on Form S-8 (File No. 333-265313), as amended, initially filed with the SEC on May 31, 2022)

4.2	Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.3	Form of Employment Agreement between the Registrant and a director or executive officer of the Registrant (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.4	Tenth Amended and Restated Warrant Holders and Shareholders Agreement by and among the Registrant, its ordinary shareholder, preferred shareholders and other parties named therein dated August 19, 2020 (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.5	English translation of Equity Pledge Agreement entered on October 16, 2019, by and between Shanghai Xincheng, Shanghai Guangcheng, and then shareholders of Shanghai Guangcheng (incorporated by reference to Exhibit 10.8 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.6	English translation of Equity Pledge Agreement entered on August 4, 2020 by and between Shanghai Xincheng, Shanghai Guangcheng, and Shanghai Chelin Information Technology Center (Limited Partnership), and then shareholders of Shanghai Guangcheng (incorporated by reference to Exhibit 10.9 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.7	English translation of Exclusive Call Option Agreement entered on August 4, 2020, by and between Shanghai Xincheng, Shanghai Guangcheng and then shareholders of Shanghai Guangcheng (incorporated by reference to Exhibit 10.10 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.8	English translation of Exclusive Technical Consulting and Service Agreement entered into on August 4, 2020 by and between Shanghai Xincheng and Shanghai Guangcheng (incorporated by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.9	English translation of Intellectual Property License Agreement entered into on August 4, 2020 by and between Shanghai Xincheng and Shanghai Guangcheng (incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.10	English translation of Shareholders’ Voting Rights Proxy Agreement entered into on August 4, 2020, by and among Shanghai Xincheng, Shanghai Guangcheng, and then shareholders of Shanghai Guangcheng (incorporated by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.11	English translation of Shareholders’ Voting Rights Proxy Agreement entered into on September 26, 2019, by and among Xingmu WFOE, Nanjing Xingmu, and certain shareholders of Nanjing Xingmu (incorporated by reference to Exhibit 10.14 to our registration statement on Form F-1, File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.12	English translation of Equity Pledge Agreement entered on September 26, 2019, by and between Xingmu WFOE, Nanjing Xingmu, and certain shareholders of Nanjing Xingmu (incorporated by reference to Exhibit 10.15 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.13	English translation of Exclusive Call Option Agreement entered on September 26, 2019, by and between Xingmu WFOE, Nanjing Xingmu and certain shareholders of Nanjing Xingmu (incorporated by reference to Exhibit 10.16 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

Exhibit Number	Description of Document

4.14	English translation of Exclusive Technical Consulting and Service Agreement entered into on September 26, 2019 by and between Xingmu WFOE and Nanjing Xingmu (incorporated by reference to Exhibit 10.12 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.15	English translation of Intellectual Property License Agreement entered into on September 26, 2019 by and between Xingmu WFOE and Nanjing Xingmu (incorporated by reference to Exhibit 10.13 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.16	English translation of Shareholders’ Voting Rights Proxy Agreement entered into on September 26, 2019, by and among Xingmu WFOE, Nanjing Xingmu, and certain shareholders of Nanjing Xingmu (incorporated by reference to Exhibit 10.14 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.17	English translation of Spousal Consent Letter signed by Ms. Jiajia Chen dated September 26, 2019 (incorporated by reference to Exhibit 10.18 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.18	English translation of Spousal Consent Letter signed by Ms. Yan Wang dated September 26, 2019 (incorporated by reference to Exhibit 10.19 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.19	English translation of Equity Pledge Agreement entered on June 18, 2021, by and between Shanghai Xincheng, Suzhou Taicheng, and certain shareholders of Suzhou Taicheng (incorporated by reference to Exhibit 4.19 to our annual report on Form 20-F for the fiscal year ended March 31, 2022, as amended, initially filed with the SEC on July 27, 2022)

4.20	English translation of Exclusive Call Option Agreement entered on June 18, 2021, by and between Shanghai Xincheng, Suzhou Taicheng and certain shareholders of Suzhou Taicheng (incorporated by reference to Exhibit 4.20 to our annual report on Form 20-F for the fiscal year ended March 31, 2022, as amended, initially filed with the SEC on July 27, 2022)

4.21	English translation of Exclusive Technical Consulting and Service Agreement entered into on June 18, 2021 by and between Shanghai Xincheng and Suzhou Taicheng (incorporated by reference to Exhibit 4.21 to our annual report on Form 20-F for the fiscal year ended March 31, 2022, as amended, initially filed with the SEC on July 27, 2022)

4.22	English translation of Intellectual Property License Agreement entered into on June 18, 2021 by and between Shanghai Xincheng and Suzhou Taicheng (incorporated by reference to Exhibit 4.22 to our annual report on Form 20-F for the fiscal year ended March 31, 2022, as amended, initially filed with the SEC on July 27, 2022)

4.23	English translation of Shareholders’ Voting Rights Proxy Agreement entered into on June 18, 2021, by and among Shanghai Xincheng, Suzhou Taicheng, and certain shareholders of Suzhou Taicheng (incorporated by reference to Exhibit 4.23 to our annual report on Form 20-F for the fiscal year ended March 31, 2022, as amended, initially filed with the SEC on July 27, 2022)

4.24	English translation of Supplement Shareholders’ Voting Rights Proxy Agreement entered into on September 25, 2022, by and among Shanghai Xincheng, Shanghai Guangcheng, and the shareholder of Shanghai Guangcheng (incorporated by reference to Exhibit 4.6 to our registration statement on Form F-3 (File No. 333-267919), as amended, initially filed with the SEC on October 18, 2022)

4.25*	English translation of Equity Pledge Agreement entered into on September 25, 2022, by and among Shanghai Xincheng, Shanghai Guangcheng, and the shareholder of Shanghai Guangcheng

4.26	English translation of Supplement Exclusive Option Agreement entered into on September 25, 2022, by and among Shanghai Xincheng, Shanghai Guangcheng, and the shareholder of Shanghai Guangcheng (incorporated by reference to Exhibit 4.8 to our registration statement on Form F-3 (File No. 333-267919), as amended, initially filed with the SEC on October 18, 2022)

4.27	English translation of Supplement Loan Agreement entered into on September 25, 2022, by and between Shanghai Xincheng and the shareholder of Shanghai Guangcheng (incorporated by reference to Exhibit 4.9 to our registration statement on Form F-3 (File No. 333-267919), as amended, initially filed with the SEC on October 18, 2022)

8.1*	Principal Subsidiaries and VIEs of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

Exhibit Number	Description of Document

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder (Hong Kong) LLP

15.2*	Consent of Commerce & Finance Law Offices

15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP

15.4**	Submission under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act

101.INS*	Inline XBRL Instance Document- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BOQII HOLDING LIMITED

By:	/s/ Yingzhi (Lisa) Tang
Name:	Yingzhi (Lisa) Tang
Title:	Director, co-Chief Executive Officer and Chief Financial Officer

Date: July 25, 2023

BOQII HOLDING LIMITED

Report of Independent Registered Public Accounting Firm
To the
Board of Directors and Shareholders of Boqii Holding Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Boqii Holding Limited and its subsidiaries (the “Company”) as of March 31, 2023 and 2022, and the related consolidated statements of loss and comprehensive loss, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended March 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2023 in conformity with accounting principles generally accepted in the United States of America.
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
Shanghai, the People’s Republic of China
July 25, 2023
We have served as the Company’s auditor since 2020.

BOQII HOLDING LIMITED
CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2022 AND 2023
(All amounts in thousands, except for share and per share data, unless otherwise noted)

		As of March 31,
	Note	2022	2023
		RMB	RMB	US$ (Note 2(f))
ASSETS
Current assets:
Cash and cash equivalents	5	162,855	89,850	13,083
Short-term investments		128,084	69,797	10,163
Accounts receivable, net	6	49,231	76,742	11,175
Inventories, net	7	109,921	81,052	11,802
Prepayments and other current assets	8	116,738	79,359	11,556
Amounts due from related parties	27	11,726	9,379	1,366

Total current assets		578,555	406,179	59,145

Non-current assets:
Property and equipment, net	9	7,779	5,492	800
Intangible assets	10	25,544	21,594	3,144
Operating lease right-of-use assets	15	38,567	22,354	3,255
Long-term investments	11	82,319	75,607	11,010
Goodwill	12	40,684	—	—
Amounts due from related parties, non-current		—	2,988	435
Other non-current asset	13	4,861	6,586	959

Total non-current assets		199,754	134,621	19,603

Total assets		778,309	540,800	78,748

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB872 and RMB363 as of March 31, 2022 and 2023, respectively)	22	161,126	86,261	12,561
Accounts payable (including accounts payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB55,144 and RMB13,459 as of March 31, 2022 and 2023, respectively)		94,224	56,022	8,157
Salary and welfare payable (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB5,597 and RMB5,573 as of March 31, 2022 and 2023, respectively)		6,871	6,890	1,003
Accrued liabilities and other current liabilities (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB24,417 and RMB15,712 as of March 31, 2022 and 2023, respectively)	14	27,324	22,104	3,219
Amounts due to related parties, current (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB4 and RMB21 as of March 31, 2022 and 2023, respectively)	28	219	471	69
Contract liabilities (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB7,007 and RMB4,471 as of March 31, 2022 and 2023, respectively)		7,007	4,471	651
Operating lease liabilities, current (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB7,238 and RMB9,207 as of March 31, 2022 and 2023, respectively)	15	10,001	9,220	1,343
Derivative liabilities (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of nil as of March 31, 2022 and 2023, respectively)	22	9,086	10,701	1,558

Total current liabilities		315,858	196,140	28,561

BOQII HOLDING LIMITED
CONSOLIDATED BALANCE SHEETS  (CONTINUED)
AS OF MARCH 31, 2022 AND 2023
(All amounts in thousands, except for share and per share data, unless otherwise noted)

		As of March 31,
	Note	2022	2023
		RMB	RMB	US$ (Note 2(f))
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY (CONTINUED)
Non-current liabilities
Deferred tax liabilities (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of nil as of March 31, 2022 and 2023, respectively)	18	4,847	4,141	603
Operating lease liabilities, non-current (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB28,197 and RMB12,741 as of March 31, 2022 and 2023, respectively)	15	28,197	12,741	1,855
Other debts, non-current (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB157,874 and RMB 75,481 as of March 31, 2022 and 2023, respectively)	22	181,062	102,827	14,973

Total non-current liabilities		214,106	119,709	17,431

Total liabilities		529,964	315,849	45,992

Commitments and contingencies (Note 28)
Mezzanine equity:
Redeemable non-controlling interests	21	6,522	7,197	1,048

Total mezzanine equity		6,522	7,197	1,048

Shareholders’ equity:
Class A ordinary shares (US$0.001 par value; 129,500,000 shares authorized, 55,709,591 shares issued and outstanding as of March 31, 2022; 129,500,000 shares authorized, 55,763,079 shares issued and outstanding as of March 31, 2023)	19	372	373	54
Class B ordinary shares (US$0.001 par value; 15,000,000 shares authorized, 13,037,729 shares issued and outstanding as of March 31, 2022 and March 31, 2023)	19	82	82	12
Additional paid-in capital		3,295,336	3,287,696	478,727
Statutory reserves		3,433	3,876	564
Accumulated other comprehensive loss		(46,069)	(37,189)	(5,415)
Accumulated deficit		(2,889,233)	(2,993,150)	(435,836)
Receivable for issuance of ordinary shares	23	(164,746)	(83,405)	(12,145)

Total Boqii Holding Limited shareholders’ equity		199,175	178,283	25,961

Non-controlling interests		42,648	39,471	5,747

Total shareholders’ equity		241,823	217,754	31,708

Total liabilities, mezzanine equity and shareholders’ equity		778,309	540,800	78,748

The accompanying notes are an integral part of these consolidated financial statements.

BOQII HOLDING LIMITED
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023
(All amounts in thousands, except for share and per share data, unless otherwise noted)

		Year Ended March 31,
	Note	2021	2022	2023
		RMB	RMB	RMB	US$ (Note 2(f))
Net revenues:
Product sales		1,003,197	1,137,329	1,048,491	152,672
Online marketing and information services and other revenue		7,788	49,100	43,603	6,349

Total revenues		1,010,985	1,186,429	1,092,094	159,021
Total cost of revenue		(823,686)	(943,698)	(858,608)	(125,023)

Gross profit		187,299	242,731	233,486	33,998

Operating expenses:
Fulfillment expenses		(120,188)	(134,026)	(126,295)	(18,390)
Sales and marketing expenses		(160,201)	(170,986)	(124,007)	(18,057)
General and administrative expenses		(113,972)	(76,248)	(46,554)	(6,779)
Impairment of goodwill	12	—	—	(40,684)	(5,924)
Other income, net		1,067	280	286	42

Loss from operations		(205,995)	(138,249)	(103,768)	(15,110)

Interest income		17,553	15,477	7,420	1081
Interest expense	16	(27,650)	(20,884)	(13,350)	(1,944)
Other gains, net	17	11,332	6,020	5,159	751
Fair value change of derivative liabilities		11,369	2,824	(2,266)	(330)

Loss before income tax expenses		(193,391)	(134,812)	(106,805)	(15,552)
Income tax benefit	18	871	1,571	911	133
Share of results of equity investees		(696)	418	(82)	(12)

Net loss		(193,216)	(132,823)	(105,976)	(15,431)
Less: Net income/(loss) attributable to the non-controlling interest shareholders		1,228	(4,433)	(3,177)	(462)

Net loss attributable to Boqii Holding Limited		(194,444)	(128,390)	(102,799)	(14,969)
Accretion on convertible redeemable preferred shares to redemption value		120,873	—	—	—
Accretion on redeemable non-controlling interests to redemption value	21	(138)	(575)	(675)	(98)
Deemed dividend to preferred shareholders		(12,547)	—	—	—

Net loss attributable to Boqii Holding Limited’s ordinary shareholders		(86,256)	(128,965)	(103,474)	(15,067)

Net loss		(193,216)	(132,823)	(105,976)	(15,431)
Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil tax		(32,148)	(16,529)	15,591	2,270
Unrealized securities holding gains/(losses)		772	(9,368)	(6,711)	(977)

Total comprehensive loss		(224,592)	(158,720)	(97,096)	(14,138)

Less: Total comprehensive loss/(income) attributable to non-controlling interests shareholders		1,228	(4,433)	(3,177)	(462)

Total comprehensive loss attributable to Boqii Holding Limited		(225,820)	(154,287)	(93,919)	(13,676)

Net loss per share attributable to Boqii Holding Limited’s ordinary shareholders
— basic		(1.29)	(1.90)	(1.50)	(0.22)
— diluted		(1.29)	(1.90)	(1.50)	(0.22)
Weighted average number of ordinary shares
— basic		66,953,610	68,006,172	68,858,823	68,858,823
— diluted		66,953,610	68,006,172	68,858,823	68,858,823
The accompanying notes are an integral part of these consolidated financial statements.

BOQII HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY)
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary Shares (US$0.001 per value)		Class A Ordinary Shares (US$0.001 per value)		Class B Ordinary Shares (US$0.001 per value)		Additional Paid-in Capital	Statutory reserves	Accumulated other comprehensive income	Accumulated deficit	Non- controlling interests	Receivable for issuance of ordinary shares	Total Shareholders’ (Deficit)/ Equity
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balances as of March 31, 2020	22,238,454	139	—	—	—	—	—	2,627	11,204	(2,016,758)	43,741	(9)	(1,959,056)
Share-based compensation	—	—	—	—	—	—	55,022	—	—	—	—	9	55,031
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(32,148)	—	—	—	(32,148)
Appropriations to statutory reserves	—	—	—	—	—	—	—	420	—	(420)	—	—	—
Deemed dividend to preferred shareholders	—	—	—	—	—	—	—	—	—	(12,547)	—	—	(12,547)
Accretion to redemption value of redeemable convertible preferred shares (Note 20)	—	—	—	—	—	—	—	—	—	120,873	—	—	120,873
Accretion to redemption value of redeemable non-controlling interests (Note 21)	—	—	—	—	—	—	—	—	—	(138)	—	—	(138)
Unrealized securities holding gains, net of tax	—	—	—	—	—	—	—	—	772	—	—	—	772
Exercise of CMB Warrant	—	—	—	—	—	—	—	—	—	(656,448)	—	—	(656,448)
Capital contribution from non-controlling interests	—	—	—	—	—	—	—	—	—	—	50	—	50
Receivable for issuance of convertible redeemable preferred shares	—	—	—	—	—	—	—	—	—	—	—	(413,377)	(413,377)
Conversion of ordinary shares into Class A and Class B ordinary shares	(22,238,454)	(139)	10,033,850	63	12,204,604	76	—	—	—	—	—	—	—
Issuance of Class A ordinary shares upon initial public offering (“IPO”), net of cost of issuance	—	—	5,250,000	36	—	—	395,035	—	—	—	—	—	395,071

BOQII HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY  (CONTINUED)
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary Shares (US$0.001 per value)		Class A Ordinary Shares (US$0.001 per value)		Class B Ordinary Shares (US$0.001 per value)		Additional Paid-in Capital	Statutory reserves	Accumulated other comprehensive income	Accumulated deficit	Non- controlling interests	Receivable for issuance of ordinary shares	Total Shareholders’ (Deficit)/ Equity
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Conversion of Series A convertible redeemable preferred shares upon completion of the IPO	—	—	7,844,137	53	—	—	461,392	—	—	—	—	—	461,445
Conversion of Series B convertible redeemable preferred shares upon completion of the IPO	—	—	8,557,980	57	—	—	504,280	—	—	—	—	—	504,337
Conversion of Series C convertible redeemable preferred shares upon completion of the IPO	—	—	4,684,976	32	833,125	6	331,427	—	—	—	—	—	331,465
Conversion of Series C+ convertible redeemable preferred shares upon completion of the IPO	—	—	6,883,520	47	—	—	662,761	—	—	—	—	—	662,808
Conversion of Series D convertible redeemable preferred shares upon completion of the IPO	—	—	2,526,026	17	—	—	180,987	—	—	—	—	—	181,004
Conversion of Series D-1 convertible redeemable preferred shares upon completion of the IPO	—	—	2,178,530	15	—	—	164,844	—	—	—	—	—	164,859
Conversion of Series D-2 convertible redeemable preferred shares upon completion of the IPO	—	—	1,182,803	8	—	—	92,306	—	—	—	—	—	92,314
Conversion of Series E convertible redeemable preferred shares upon completion of the IPO	—	—	5,885,210	40	—	—	455,940	—	—	—	—	—	455,980
Repurchase of Ordinary Shares	—	—	(521,924)	(4)	—	—	(31,382)	—	—	—	—	—	(31,386)
Net loss	—	—	—	—	—	—	—	—	—	(194,444)	1,228	—	(193,216)

Balances as of March 31, 2021	—	—	54,505,108	364	13,037,729	82	3,272,612	3,047	(20,172)	(2,759,882)	45,019	(413,377)	127,693

BOQII HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY  (CONTINUED)
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Class A Ordinary Shares (US$0.001 per value)		Class B Ordinary Shares (US$0.001 per value)		Additional Paid-in Capital	Statutory reserves	Accumulated other comprehensive income	Accumulated deficit	Non- controlling interests	Receivable for issuance of ordinary shares	Total Shareholders’ Equity
	Number of Shares	Amount	Number of Shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balances as of March 31, 2021	54,505,108	364	13,037,729	82	3,272,612	3,047	(20,172)	(2,759,882)	45,019	(413,377)	127,693
Foreign currency translation adjustment	—	—	—	—	—	—	(16,529)	—	—	—	(16,529)
Accretion on redeemable non-controlling interests to redemption value	—	—	—	—	—	—	—	(575)	—	—	(575)
Receivable for issuance of ordinary shares (Note 23)	—	—	—	—	—	—	—	—	—	248,631	248,631
Unrealized securities holding losses, net of tax	—	—	—	—	—	—	(9,368)	—	—	—	(9,368)
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	1,817	—	1,817
Issuance of ordinary shares for the exercise of stock options	1,204,483	8	—	—	8,315	—	—	—	—	—	8,323
Capital contribution from non-controlling interests	—	—	—	—	—	—	—	—	245	—	245
Appropriations to statutory reserves	—	—	—	—	—	386	—	(386)	—	—	—
Share-based compensation	—	—	—	—	14,409	—	—	—	—	—	14,409
Net loss	—	—	—	—	—	—	—	(128,390)	(4,433)	—	(132,823)

Balances as of March 31, 2022	55,709,591	372	13,037,729	82	3,295,336	3,433	(46,069)	(2,889,233)	42,648	(164,746)	241,823

BOQII HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY  (CONTINUED)
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Class A Ordinary Shares (US$0.001 per value)		Class B Ordinary Shares (US$0.001 per value)		Additional Paid-in Capital	Statutory reserves	Accumulated other comprehensive income	Accumulated deficit	Non- controlling interests	Receivable for issuance of ordinary shares	Total Shareholders’ Equity
	Number of Shares	Amount	Number of Shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balances as of March 31, 2022	55,709,591	372	13,037,729	82	3,295,336	3,433	(46,069)	(2,889,233)	42,648	(164,746)	241,823
Foreign currency translation adjustment	—	—	—	—	—	—	15,591	—	—	—	15,591
Accretion on redeemable non-controlling interests to redemption value	—	—	—	—	—	—	—	(675)	—	—	(675)
Receivable for issuance of ordinary shares (Note 23)	—	—	—	—	—	—	—	—	—	81,341	81,341
Unrealized securities holding losses, net of tax	—	—	—	—	—	—	(6,711)	—	—	—	(6,711)
Issuance of ordinary shares for the exercise of stock options	53,488	1	—	—	37	—	—	—	—	—	38
Appropriations to statutory reserves	—	—	—	—	—	443	—	(443)	—	—	—
Share-based compensation	—	—	—	—	(7,677)	—	—	—	—	—	(7,677)
Net loss	—	—	—	—	—	—	—	(102,799)	(3,177)	—	(105,976)

Balances as of March 31, 2023	55,763,079	373	13,037,729	82	3,287,696	3,876	(37,189)	(2,993,150)	39,471	(83,405)	217,754

The accompanying notes are an integral part of these consolidated financial statements.

BOQII HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED March 31, 2021, 2022 AND 2023
(All amounts in thousands, except for share and per share data, unless otherwise noted)

		Year Ended March 31,
	Note	2021	2022	2023
		RMB	RMB	RMB	US$ (Note 2(f))
Cash flows from operating activities:
Net loss		(193,216)	(132,823)	(105,976)	(15,431)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization expense		7,083	7,678	7,844	1,142
Provision for inventories		(8)	311	35	5
Provision for doubtful accounts	6	(107)	213	133	19
Interest expense of other debts	16	21,611	17,144	9,706	1,413
Interest receivable for issuance of ordinary shares		(15,394)	(14,239)	(6,112)	(890)
Amortization of right-of-use assets	15	11,687	11,705	24,597	3,582
Interest of lease liabilities	15	1,596	1,949	1,777	259
Investment income		—	622	178	26
Share of results of equity investees		131	(418)	82	12
Loss/(gain) on disposal of property and equipment and intangible assets		20	(104)	(7)	(1)
Gain on disposal of other debts		(6,846)	—	—	—
Gain from the re-measurement of the previously held equity interest to the fair value in the business acquisition	17	—	(127)	—	—
Gain from disposal of a subsidiary	17	—	—	(3,597)	(524)
Impairment of goodwill		—	—	40,684	5,924
Share-based compensation expense	24	55,022	14,409	(7,677)	(1,118)
Fair value change of derivative liabilities	26	(11,369)	(2,824)	2,266	330
Deferred tax expense		(1,889)	(989)	(989)	(144)
Changes in operating assets and liabilities, net of effects of businesses acquired:
Accounts receivable		(880)	(6,131)	(27,455)	(3,998)
Inventories		(38,839)	(23,176)	30,583	4,453
Prepayments and other current assets		(48,853)	(35,056)	47,754	6,954
Amounts due from related parties		(2,663)	490	(3,839)	(559)
Operating lease liabilities	15	(12,850)	(12,849)	(26,397)	(3,844)
Accounts payable		(22,029)	18,106	(36,342)	(5,292)
Salary and welfare payable		2,518	293	6	1
Accrued liabilities and other current liabilities		667	1,954	2,701	393
Amounts due to related parties		1,062	(808)	252	37
Contract liabilities		(5,229)	3,140	(2,536)	(369)
Other non-current assets		11,289	4,026	(1,740)	(253)

Net cash used in operating activities		(247,486)	(147,504)	(54,069)	(7,873)

Cash flows from investing activities:
Loan receivables advanced to third parties		(49,392)	(2,376)	(7,864)	(1,145)
Repayments on loan receivables from third parties		44,840	2,579	1,096	160
Loan receivables advanced to related parties		(4,814)	(35,995)	(4,120)	(600)
Repayments on loan receivables from related parties		—	35,245	3,874	564
Acquisition of subsidiaries		—	—	(2,938)	(428)
Increase/(decrease) in short-term investments		(168,546)	40,462	58,287	8,487
Purchase of intangible assets		—	(24)	(50)	(7)
Purchase of property and equipment		(6,509)	(3,077)	(1,805)	(263)
Disposal of property and equipment		4	125	16	2
Acquisitions of long-term investments		—	(15,792)	—	—

Net cash generated from/ (used in) investing activities		(184,417)	21,147	46,496	6,770

BOQII HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS  (CONTINUED)
FOR THE YEARS ENDED March 31, 2021, 2022 AND 2023
(All amounts in thousands, except for share and per share data, unless otherwise noted)

		Year Ended March 31,
	Note	2021	2022	2023
		RMB	RMB	RMB	US$ (Note 2(f))
Cash flows from financing activities:
Proceeds from issuance of convertible redeemable preferred shares, net of issuance costs		354,825	—	—	—
Acquisition of additional interests in subsidiaries from non-controlling interests		—	245	—	—
Proceeds from short-term and long-term borrowings		87,846	185,614	110,553	16,098
Repayments of short-term and long-term borrowings		(74,000)	(176,897)	(187,234)	(27,263)
Proceeds from issuance of other debts, net of issuance costs		16,940	—	—	—
Proceeds from issuance of ordinary shares		—	262,870	87,959	12,808
Repayments of other debts		(130,827)	(270,860)	(87,959)	(12,808)
Proceeds from exercise of share option		9	1,023	25	4
Proceeds from the initial public offering, net of underwriter discounts and commissions and other offering costs paid		393,698	—	—	—

Net cash flows generated from/ (used in) financing activities		648,491	1,995	(76,656)	(11,161)

Net increase (decrease) in cash, cash equivalents and restricted cash		216,588	(124,362)	(84,229)	(12,264)

Cash, cash equivalents and restricted cash at beginning of year		88,352	292,237	162,855	23,714

Effects of exchange rate changes on cash, cash equivalents and restricted cash		(12,703)	(5,020)	11,224	1,633

Cash, cash equivalents and restricted cash at end of year		292,237	162,855	89,850	13,083

Supplemental schedule of non-cash investing and financing activities:
Accretion on convertible redeemable preferred shares		120,873	—	—	—
Accretion on redeemable non-controlling interests		(138)	(575)	(675)	(98)
Deemed dividend to preferred shareholders		(12,547)	—	—	—
Unpaid cash consideration for business acquisitions		—	(2,938)	—	—
Additional ASC 842 supplemental disclosure:
Cash paid for fixed operating lease costs included in the measurement of lease obligations in operating activities		12,850	12,849	26,397	3,844
Right-of-use assets obtained in exchange for operating lease obligations		25,970	21,038	8,384	1,221
The accompanying notes are an integral part of these consolidated financial statements.

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

1.	Organization and principal activities
(a) Principal activities
Boqii Holding Limited (“Boqii Holding”, or the “Company”), was incorporated under the laws of the Cayman Islands in June 2012, as an exempted company with limited liability. In these consolidated financial statements, where appropriate, the term “Company” also refers to its subsidiaries, the VIEs and the VIEs’ subsidiaries as a whole.
The Company operates as an online
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
As
of March 31, 2023, the Company’s principal subsidiaries, consolidated VIEs and major
VIEs’ subsidiaries are as follows:

Name of subsidiaries and VIE	Place of incorporation	Date of incorporation or acquisition	Percentage of direct or indirect	Principal activities
Subsidiaries:
Boqii Corporation Limited (“Boqii Corporation”)	Hong Kong	July 2012	100%	Investment holding
Boqii International Limited	Hong Kong	August 2016	100%	Investment holding
Xingmu International Limited	British Virgin Islands	August 2019	51%	Investment holding
Xingmu HK Limited	Hong Kong	November 2019	51%	Investment holding
Nanjing Xinmu Information Technology Co., Ltd. (“Xingmu WFOE”)	Nanjing, the PRC	November 2019	51%	Technology development and sales of merchandise
Xincheng (Shanghai) Information Technology Co., Ltd. (“Shanghai Xincheng”)	Shanghai, the PRC	November 2012	100%	Technology development and sales of merchandise
Shanghai Yiqin Pets Products Co., Ltd.	Shanghai, the PRC	February 2013	100%	Technology development and sales of merchandise
Shanghai Every Supply Chain Co., Ltd. (“Shanghai Every”)	Shanghai, the PRC	September 2021	100%	Sales of merchandise

Consolidated VIEs
Guangcheng (Shanghai) Information Technology Co., Ltd. (“Guangcheng”)	Shanghai, the PRC	November 2012	100%	Operates the Company’s own online e-commerce platform
Nanjing Xingmu Biotechnology Co., Ltd. (“Nanjing Xingmu”)	Nanjing, the PRC	November 2019	51%	Biotechnology research and development
Suzhou Taicheng Supply Chain Co., Ltd. (“Suzhou Taicheng”)	Suzhou, the PRC	June 2021	100%	Sales of merchandise
Suzhou Xingyun Yueming Supply Chain Co., Ltd. (“Suzhou Xingyun Yueming”)	Suzhou, the PRC	April 2022	100%	Sales of merchandise

Subsidiaries of VIEs
Boqii (Shanghai) Information Technology Co., Ltd.	Shanghai, the PRC	August 2014	90%	Technology development
Tianjing Guangcheng Information Technology Co., Ltd.	Tianjin, the PRC	June 2017	100%	Sales of merchandise
Nanjing Cuida Biotechnology Co. Ltd.(“Cuida”)	Nanjing, the PRC	April 2017	70%	Biotechnology extension services
Taizhou Xingmu Biotechnology Co., Ltd.	Taizhou, the PRC	November 2019	80%	Biotechnology research and development

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

1.	Organization and principal activities (continued)

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
Loan Agreements (continued)

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
and
non-transferable
license, without sublicensing rights, to the VIEs to use its intellectual property. The VIEs may only use the licenses in its own business operations. The VIEs agree to pay the WFOEs a quarterly service fee at an amount that is equal to the VIEs’ revenue for the relevant quarter with a certain percentage or an amount adjusted at the WFOEs’ sole discretion for the relevant quarter, which should be paid within 15 business days after the VIEs confirm in writing the amount and breakdown of the service fee for the relevant quarter. The agreement has a term of 10 years and shall automatically renew at the end of each term for a further term of 10 years, unless otherwise terminated by the WFOEs in its sole discretion with 90 days’ prior written notice.
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
One set of existing Contractual Agreements were initially entered into in September 2012 by Shanghai Xincheng (one of the Company’s WOFEs), Guangcheng (one of the Company’s VIEs) and its nominee shareholders, was subsequently amended and restated on substantially similar terms in September 2017, October 2019 and August 2020, respectively. One set of existing Contractual Agreements were entered into in September 2019 by Xingmu WFOE (one of the Company’s WOFEs), Nanjing Xingmu (one of the Company’s VIEs) and its Nominee Shareholders. One set of Contractual Agreements were entered into in June 2021 by Shanghai Xincheng (one of the Company’s WOFEs), Suzhou Taicheng (one of the Company’s VIEs) and its Nominee Shareholders. A new set of Contractual Agreements were entered into in April 2022 by Shanghai Every (one of the Company’s WOFEs), Suzhou Xingyun Yueming (one of the Company’s VIEs) and its Nominee Shareholders.The Loan Agreements, Exclusive Option Agreements, Proxy Agreement and Power of Attorney, Exclusive Consultation and Service Agreements, Intellectual Property License Agreements and Equity Interest Pledge Agreements were amended to reflect the changes of shareholders’ holding in the VIE in their respective dates. No other material terms or conditions of these agreements were changed or altered. There was no impact to the Company’s control over the VIEs and the Company continues to consolidate the VIEs.
(c) Risks in relations to the VIE structure
Under the Contractual Agreements with the consolidated VIEs, the Company has the power to direct activities of the consolidated VIEs and VIEs’ subsidiaries through the Company’s relevant PRC subsidiaries, and can have assets transferred freely out of the consolidated VIEs and VIEs’ subsidiaries without restrictions. Therefore, the Company considers that there is no asset of the consolidated VIEs that can only be used to settle obligations of the respective consolidated VIEs, except for the registered capital of the consolidated VIEs amounting to RMB52 million and RMB52 million as of March 31, 2022 and 2023. Since the consolidated VIEs and VIEs’ subsidiaries are incorporated as limited liability companies under the PRC Law, creditors of the consolidated VIEs and VIEs’ subsidiaries do not have recourse to the general credit of the Company.

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
The following table set forth the assets, liabilities, results of operations and changes in cash, cash equivalents and restricted cash of the consolidated VIEs and their subsidiaries taken as a whole, which were included in the Company’s consolidated financial statements with intercompany transactions eliminated (RMB in thousands):

	As of March 31,
	2022	2023
	RMB	RMB
Cash and cash equivalents	20,567	15,522
Accounts receivable, net	31,435	33,172
Amounts due from related parties	11,726	6,770
Inventories, net	16,014	27,894
Prepayments and other current assets	57,107	48,291
Inter-company receivables	16,535	83,700
Property and equipment, net	6,715	4,661
Intangible assets	507	101
Operating lease right-of-use assets	35,688	22,305
Goodwill	994	—
Long-term investments	81,649	75,505
Other non-current asset	3,389	5,219

Total assets	282,326	323,140

	As of March 31,
	2022	2023
	RMB	RMB
Short-term borrowings	872	363
Accounts payable	55,144	13,459
Amounts due to related parties, current	4	21
Salary and welfare payable	5,597	5,573
Accrued liabilities and other current liabilities	24,417	15,712
Contract liabilities	7,007	4,471
Operating lease liabilities, current	7,238	9,207
Inter-company payables	945,960	1,095,452
Operating lease liabilities, non-current	28,197	12,741
Other debts, non-current	157,874	75,481

Total liabilities	1,232,310	1,232,480

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

1.	Organization and principal activities (continued)
(c) Risks in relations to the VIE structure (continued)

	Year Ended March 31,
	2021	2022	2023
	RMB	RMB	RMB
Net revenues:
Third-party revenues	735,518	877,380	786,152
Inter-company revenues	48,374	56,079	86,463

Total revenues	783,892	933,459	872,615

Cost of revenues:
Third-party cost of revenues	(372,475)	(160,661)	(81,810)
Inter-company cost of revenues	(297,844)	(550,585)	(534,518)

Total cost of revenues	(670,319)	(711,246)	(616,328)

Gross profit	113,573	222,213	256,287

Operating expenses:
Third-party operating expenses	(254,951)	(288,291)	(237,852)
Inter-company operating expenses	(7,257)	—	(41)

Total operating expenses	(262,208)	(288,291)	(237,893)

Impairment of goodwill	—	—	(994)
Other income, net	1,011	98	158

Profit/(Loss) from operations	(147,624)	(65,980)	17,558
Non-operating expense	(18,162)	(20,680)	(29)

Profit/(Loss) before income tax expenses	(165,786)	(86,660)	17,529
Income tax benefits/(expenses)	(20)	681	21
Share of results of equity investees	(696)	418	(82)

Net profit/(loss)	(166,502)	(85,561)	17,468

Cash flows from operating activities:
Net cash provided by transactions with external parties	419,767	526,201	471,991
Net cash used in transactions with the Company’s entities	(331,064)	(329,325)	(449,155)

Net cash generated from/ (used in) operating activities	88,703	196,876	22,836

Cash flows from investing activities:
Other investing activities	(31,972)	(18,482)	(9,638)
Cash flows of loan funding provided to the Company’s entities, net of repayments received	(5,242)	6,294	—

Net cash used in investing activities	(37,214)	(12,188)	(9,638)

Cash flows from financing activities:
Other financing activities	(112,151)	(273,906)	(88,469)
Cash flows of loan funding received from the Company’s entities, net of repayments made	41,717	91,794	69,204

Net cash generated from/ (used in) financing activities	(70,434)	(182,112)	(19,265)

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.	Principal Accounting Policies
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
. The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Company to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling
interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling
interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of loss and comprehensive loss as a bargain purchase gain. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill or bargain purchase gain. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of loss and comprehensive loss.
In a business combination achieved in stages, the Company
re-measures
the previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement
gain or loss, if any, is recognized in the consolidated statements of loss and comprehensive loss.
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
Non-controlling
interests are classified as a separate line item in the equity section of the Company’s consolidated balance sheets and have been separately disclosed in the Company’s consolidated statements of loss and comprehensive loss to distinguish the interests from that of the Company.

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
.
Transactions denominated in other than the functional currencies are translated into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in other than the functional currency are translated at the balance sheet date exchange rate. The resulting exchange differences are included in the consolidated statements of loss and comprehensive loss as other gains, net.
The financial statements of the Company are translated from the functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in accumulated other comprehensive loss as a component of shareholders’ equity.
The exchange rates used for translation on March 31, 2022 and 2023 were US$1.00= RMB 6.3482 and RMB 6.8717, respectively, representing the index rates stipulated by the People’s Bank of China.
(f) Convenience translation
Translations of the consolidated balance sheets, the consolidated statements of loss and comprehensive loss and the consolidated statements of cash flows from RMB into US$ as of and for the year ended March 31, 2023 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB 6.8676, representing the certificated exchange rate published by the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2023, or at any other rate.
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
As of March 31, 2022 and 2023, except for
available-for-sale
debt investments and derivative liabilities, carrying values of cash and cash equivalents, short-term investments, accounts receivable, amounts due from related parties, certain prepayments and other current assets, accounts payable, short-term borrowings, certain accrued liabilities and other current liabilities, amounts due to related parties and current portion of other debts approximated their fair values reported in the consolidated balance sheets due to the short-term maturities of these instruments. The carrying value of long-term loan receivable, long-term borrowings and non-current
portion of other debts approximated their fair values as of March 31, 2022 and 2023 as the interest rates and credit risk they bear reflect the current market yield for comparable instruments. The Company reports derivative liabilities at fair value at each balance sheet date and change in fair value is reflected in “Fair value change of derivative liabilities” in the consolidated statements of loss and comprehensive loss. The Company reports available-for-sale
debt investments at fair value at each balance sheet date with the aggregate unrealized gains and losses, net of tax, reflected in “Accumulated other comprehensive loss” in the consolidated balance sheets.
(h) Cash and cash equivalents
Cash and cash equivalents include cash on hand and time deposits placed with banks and third party payment processors, which are unrestricted as to withdrawal or use, have original maturities of three months or less at the time of purchase and are readily convertible to known amounts of cash.
(i) Short-term investments
Short-term investments comprise primarily of (i) cash deposits at fixed rates with original maturities of greater than three months, but less than 12 months and; (ii) the investments issued by commercial banks or other financial institutions with a variable interest rate indexed to the performance of underlying assets within one year. As of March 31, 2022 and 2023, RMB128 million and RMB70 million short-term investments were used as collateral of RMB111 million and RMB64 million short-term borrowings, respectively.

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
Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of loss and comprehensive loss.

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.	Principal Accounting Policies (continued)

(m) Intangible assets, net
Intangible assets purchased from third parties are initially recorded at cost. The Company performs valuation of the intangible assets arising from business combinations to determine the relative fair value to be assigned to each asset acquired. The intangible assets are amortized using the straight-line method over the estimated useful lives of the assets.
The estimated useful lives of intangible assets are as follows:

Useful years
Trademark	10 years
Dealership	10 years
License	4.5 years
The estimated life of amortized intangibles is reassessed if circumstances occur that indicate the life has changed.
(n) Goodwill
Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination. Goodwill is not amortized but is tested for impairment on an annual basis as of March 31, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired.
In accordance with ASU
No. 2017-04,
“Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment” (“ASU
2017-04”),
which removes the requirement to compare the implied fair value of goodwill with its carrying amount as part of step 2 of the goodwill impairment test. Management conducts its goodwill impairment assessment as of March 31 annually or more frequently if events or changes in circumstances indicate that it may be impaired. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill, so as to perform the quantitative goodwill impairment test. If determined to be necessary, the quantitative impairment test is used to identify goodwill impairment by comparing the fair value of a reporting unit with its carrying amount and recognizing an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. The loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.
As there is only one reporting unit in the Company, the goodwill assessment was performed for the Company on consolidated level as one reporting unit.
(o) Long-term investments
The Company’s investments include equity method investments, equity securities with readily determinable fair values and available-for-sale
debt securities.
The Company applies the equity method of accounting to account for an equity investment, in common stock or in-substance
common stock, according to ASC 323 “Investment—Equity Method and Joint Ventures”, over which it has significant influence but does not own a majority equity interest or otherwise control. Under the equity method, the Company’s share of the post-acquisition profits or losses of the equity investees are recorded in share of results of equity investees in the consolidated statements of loss and comprehensive loss. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity investee, if any, represents goodwill and intangible assets acquired. When the Company’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee.
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
(o) Long-term investments (continued)

Debt securities that the Company has the intent to hold the security for an indefinite period or may sell the security in response to the changes in economic conditions are classified as available-for-sale
debt securities and reported at fair value. Unrealized gains and losses (other than impairment losses) are reported, net of the related tax effect, in other comprehensive income (loss). Upon sale, realized gains and losses are reported in net income (loss).
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
(p) Impairment of long-lived assets other than goodwill
Long-lived assets (including property and equipment and amortizable intangible assets) are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment by comparing carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charges were recognized for the years ended March 31, 2021, 2022 and 2023.
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
Consistent with the criteria of Topic 606, the Company follows five steps for its revenue recognition: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation. Revenue arrangements with multiple performance obligations are divided into separate distinct goods or services. The Company allocates the transaction price to each performance obligation based on the relative standalone selling price of the goods or services provided. The Company’s revenues are primarily derived from (i) product sales and (ii) online marketing and information services and other revenue.
When either party to a contract has performed, the Company presents the contract in the statement of financial position as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment. A receivable is recorded when the Company has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. A contract asset is recorded when the Company has transferred products or services to the customer before payment is received or is due, and the Company’s right to consideration is conditional on future performance or other factors in the contract. No contract asset was recorded as of March 31, 2022 and 2023. The Company’s contract liabilities consist of payments received or awards to customers (in the form of Boqii Beans) related to unsatisfied performance obligations at the end of the period. As of April 1, 2021 and 2022, the Company’s total contract liabilities were RMB3.9 million and RMB7.0 million, respectively, of which RMB3.6 million and RMB3.0 million were recognized as revenue for the years ended March 31, 2022 and 2023. The Company’s total unearned revenue was RMB4.5 million as of March 31, 2023.
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
The Company also enters into arrangements with its business partners to sell their products on the Company’s online stores. The Company considers the arrangements meet the indicators of consignment arrangement under ASC
606-10-55-80,
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
Online marketing and information services and other revenue
The Company provides online marketing and information services to third-parties on the Company’s various channels and third-party platforms, including but not limited to advertising placements, organizing online and offline marketing campaigns featuring social media influencers and circulating marketing messages to end consumers. With respect to the Company’s marketing services, length of the periods over which services are provided are generally within months or less, revenue from such arrangements is recognized ratably over the service period, as the third-party simultaneously consumes the benefits when the advertisement is displayed or the campaign is ongoing.
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
(t) Cost of revenue
Cost of revenue consist of cost of product sales of RMB820.3 million, RMB930.4 million and RMB842.7 million for the years ended March 31, 2021, 2022 and 2023, respectively, and cost of services of RMB3.4million, RMB13.3million and RMB15.9 million for the years ended March 31, 2021, 2022 and 2023, respectively. Cost of product sales comprise the purchase price of products, vendor rebates and inventory write-downs. Cost of products does not include other costs such as shipping and handling expense, payroll and benefits of logistic staff, and logistic centers rental expenses. Cost of service consists of the advertising and promotion costs, employee wages and benefits in connection with the Company’s provision of marketing and information services including the fees that the Company paid to third-parties for advertising and promotion on various online and offline channels.
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
Advertising expenses consist primarily of customer acquisition cost and costs for the promotion of corporate image and product marketing. The Company expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. For the years ended March 31, 2021, 2022 and 2023, the advertising expenses were RMB83 million, RMB81 million and RMB44 million, respectively.

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.	Principal Accounting Policies (continued)

(x) General and administrative expenses
General and administrative expenses consist of employee wages and benefits for corporate employees, research and development expenses and other expenses which are related to the general corporate functions, including accounting, finance, tax, legal and human resources, costs associated with use by these functions of facilities and equipment, such as depreciation expenses, rental and other general corporate related expenses. For the years ended March 31, 2021, 2022 and 2023, the research and development were RMB14.1 million, RMB11.3 million and RMB3.7 million, respectively.
(y) Leases
The Company applied ASC 842, “Leases”, by using the optional transition method at the adoption date without recasting comparative periods. The Company determines if an arrangement is a lease at inception. Operating leases are primarily for office and warehouse space and are included in operating lease right-of-use
(“ROU”) assets, operating lease liabilities, current and operating lease liabilities, non-current
on its consolidated balance sheets.
ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate, which it calculates based on the credit quality of the Company and by comparing interest rates available in the market for similar borrowings, and adjusting this amount based on the impact of collateral over the term of each lease. Lease expense for lease payments is recognized on a straight-line basis over the lease term.
For operating leases with a term of one year or less, the Company has elected to not recognize a lease liability or ROU asset on its consolidated balance sheet. Instead, it recognizes the lease payments as expense on a straight-line basis over the lease term. Short-term lease costs are immaterial to its consolidated statements of loss and comprehensive loss and cash flows.
(z) Government grants
The Company’s PRC based subsidiaries received government subsidies from certain local governments. The government subsidies are granted from time to time at the discretion of the relevant government authorities. These subsidies are granted for general corporate purposes and to support the Group’s ongoing operations in the region Cash subsidies are recorded in other income, net on the consolidated statements of loss and comprehensive loss when received and when all conditions for their receipt have been satisfied. The Group recognized government subsidies of RMB1.1 million, RMB0.2 million and RMB0.3 million for the years ended December 31, 2021, 2022 and 2023, respectively.
(aa) Income taxes
Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. The Company accounts for income taxes under the asset and liability method in accordance with ASC 740,
Income Tax
. Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis, and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of loss and comprehensive loss in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.	Principal Accounting Policies (continued)
(aa) Income taxes (continued)

Uncertain tax positions
The Company recognizes in its consolidated financial statements the benefit of a tax position if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Company estimates its liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Company’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Company’s consolidated financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require the Company to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of March 31, 2022 and 2023, the Company did not have any material unrecognized uncertain tax positions.
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

(ad) Comprehensive loss
Comprehensive loss is defined as the changes in shareholders’ equity of the Company during a period transactions and other events and circumstances excluding transactions resulting from investments from shareholders, distributions to shareholders, accretions on convertible redeemable preferred shares and modification and extinguishment of convertible redeemable preferred shares. Comprehensive loss for the periods presented includes net loss, foreign currency translation adjustments and unrealized securities holding gains (losses).
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
and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic
815-40),”
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
New and amended standards not yet adopted by the Company:
In June 2016, the FASB issued ASU
2016-13,
Financial Instruments—Credit Losses (Topic 326), to provide financial statement users with more useful information about expected credit losses. ASU
2016-13
also changes how entities measure credit losses on financial instruments and the timing of when such losses are recorded. The FASB further issued Accounting Standards Update No. 2019-10, “Financial Instruments-Credit Losses (Topic 326): Effective Dates,”. According to ASU 2019-10, for public business entities that are U.S. SEC filers, the amendments in this Update are effective for fiscal years beginning after December 15, 2019. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company elected to use the extended transition period for complying with any new or revised financial accounting standards. Therefore, the Company elected to adopt this new guidance for the year ended March 31, 2024, including interim periods in the year ended March 31, 2024. The Company is in the process of evaluating the impact of this accounting standard on its consolidated financial statements.
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
(af) Recent accounting pronouncements (continued)

In March 2022, the FASB issued ASU
2022-02,
Troubled Debt Restructurings and Vintage Disclosures. This ASU eliminates the accounting guidance for troubled debt restructurings by creditors that have adopted ASU
2016-13,
Measurement of Credit Losses on Financial Instruments. This ASU also enhances the disclosure requirements for certain loan refinancing and restructurings by creditors when a borrower is experiencing financial difficulty. In addition, the ASU amends the guidance on vintage disclosures to require entities to disclose current period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of ASC
326-20.
The ASU is effective for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. Adoption of the ASU would be applied prospectively. The Company is evaluating the impact of the adoption of this guidance on its consolidated financial statements.
In June 2022, the FASB issued ASU
2022-03
Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. The amendments in this update are effective for the Company beginning January 1, 2024 on a prospective basis. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company is in the process of evaluating the impact of the new guidance on its consolidated financial statements.

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
Upon the acquisition of additional interests in Chongni Network, on June 30, 2021, the date of acquisition, the Company’s equity interests in Chongni network was increased from 49% to 63.65% with the right to appoint 2 out of 3 of Chongni Network’s board of directors, and have obtained control over Chongni Network thereon. The Company accounted for this transaction as a step acquisition with the total purchase consideration of RMB3.2 million, which included the cash consideration of RMB2.9 million, and the fair value of the previously held 49% equity interest of Chongni Network in an amount of RMB0.3 million. A gain of RMB0.1 million in relation to the revaluation of the previously held equity interests was recorded in other gains, net in the consolidated statement of loss and comprehensive loss for the year ended March 31, 2022. The fair value of the previously held equity interests was estimated based on the acquisition price of the additional interests of Chongni Network.

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

As of June 30, 2021
RMB
Cash and cash equivalents	2
Prepayments and other current assets	4,533

Total assets	4,535

Accrued liabilities and other current liabilities	(33)

Total liabilities	(33)

Net assets acquired	4,502

Goodwill	499
Non-controlling interests	(1,818)

Total	3,183

The acquired business contributed revenues of nil and loss of RMB0.08 million to the Company for the period from June 30, 2021 to March 31, 2022. Pro forma results of operations for the acquisition have not been presented because they are not material to the consolidated statements of loss and comprehensive losses for the year ended March 31, 2021 and 2022.

4.	Risks and Concentration
(a) Foreign currency exchange rate risk
The Company may experience economic losses and negative impacts on earnings and equity as a result of fluctuations in the exchange rate between the US$ and the RMB. The depreciation of RMB against US$ was approximately 2.3% in 2021. The appreciation of RMB against US$ was approximately 8.5% in 2022. It is difficult to predict how market forces or the PRC or the U.S. government policy may impact the exchange rate between RMB and US$ in the future.
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
(c) Concentration of credit risk (continued)

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
The information of the supplier with greater than 10% of the total purchases of the Company for the years ended March 31, 2021, 2022 and 2023 was as follows:

	Year Ended March 31, 2021	Year Ended March 31, 2022	Year Ended March 31, 2023
	RMB	RMB	RMB
Royal Canin China Co., Ltd.	19%	17%	22%

5.	Cash and cash equivalents
Cash and cash equivalents represent cash on hand and demand deposits placed with banks and third party-payment processors, which are unrestricted as to withdrawal or use. Cash and cash equivalents balance as of March 31, 2022 and March 31, 2023 primarily consist of the following currencies:

	As of March 31, 2022		As of March 31, 2023
	Amount	RMB equivalent	Amount	RMB equivalent
RMB	47,321	47,321	62,727	62,727
Hong Kong dollars	39	31	7	6
US$	18,133	115,110	3,946	27,114
EUR	55	392	—	2
NZD	—	1	—	1

Total		162,855		89,850

6.	Accounts receivable, net
Accounts receivable consist of the following:

	As of March 31, 2022	As of March 31, 2023
	RMB	RMB
Accounts receivable - Product sales	42,070	71,471
Accounts receivable - Online marketing and information service and other service	7,630	5,873
Allowance of doubtful accounts	(469)	(602)

Total	49,231	76,742

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

6.	Accounts receivable, net (continued)

Movement of allowance of doubtful accounts

	As of March 31, 2021	As of March 31, 2022	As of March 31, 2023
	RMB	RMB	RMB
At beginning of year	363	256	469
Addition/(reversal)	(107)	213	133

At end of year	256	469	602

7.	Inventories, net of inventory reserves
Inventories, net of inventory reserves consist of the following:

	As of March 31, 2022	As of March 31, 2023
	RMB	RMB
Products	109,383	80,431
Packaging materials and others	538	621

Total inventories, net of inventory reserves	109,921	81,052

Movement of inventory provision:

	As of March 31, 2021	As of March 31, 2022	As of March 31, 2023
	RMB	RMB	RMB
At beginning of year	273	266	577
Provision/(reversal)	(7)	311	35

At end of year	266	577	612

The total amounts charged to the consolidated statements of loss and comprehensive loss for (reversal)/provision of inventory reserves amounted to approximately RMB(0.007) million, RMB0.31 million and RMB0.035 million for the years ended March 31, 2021, 2022 and 2023, respectively.

8.	Prepayments and other current assets
The prepayments and other current assets consist of the following:

	As of March 31, 2022	As of March 31, 2023
	RMB	RMB
Prepayments for purchases of products (a)	52,348	24,216
Vendor rebate receivables (b)	24,462	16,160
Value-added tax (“VAT”) deductible (c)	18,864	10,512
Loan receivables (d)	3,845	9,886
Sales return assets	1,264	2,835
Deposits	1,312	999
Others	14,643	14,751

Total	116,738	79,359

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

8.	Prepayments and other current assets (continued)

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
(d) The balance represents loan receivables due from certain third-party companies and individuals. From July 2020 to March 2023, the Company entered into several loan agreements with aggregate principal amount of RMB11.0 million. The maturity dates of these loans are from October 2023 to March 2024. The interest rates ranged from 0% to 4% per annum. As of March 31, 2022 and 2023, the balances of loan receivables were RMB3.8 million and RMB9.9 million, respectively.

9.	Property and equipment, net
Property and equipment consist of the following:

	As of March 31, 2022	As of March 31, 2023
	RMB	RMB
Cost:
Warehouse equipment	2,669	2,879
Furniture, computer and office equipment	7,503	7,082
Vehicles	3,684	4,740
Leasehold improvement	10,209	10,501
Software	2,995	3,009

Total cost	27,060	28,211
Less: Accumulated depreciation	(19,281)	(22,719)

Property and equipment, net	7,779	5,492

The total amounts charged to the consolidated statements of loss and comprehensive loss for depreciation and amortization expenses amounted to approximately RMB3.08 million, RMB3.7 million and RMB3.8 million for the years ended March 31, 2021, 2022 and 2023, respectively.

10.	Intangible assets, net
Intangible assets of the Company were mainly as follows:

	As of March 31, 2022	As of March 31, 2023
	RMB	RMB
Cost:
Trademark	437	486
License	3,530	3,530
Dealership	31,717	31,717

Total cost	35,684	35,733
Less: Accumulated amortization	(10,140)	(14,139)

Intangible assets, net	25,544	21,594

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

10.	Intangible assets, net (continued)

License and dealership resulting from the business combinations completed during the year ended March 31,2021 have been allocated to the single reporting unit of the Company. The total carrying amount of intangible assets resulting from the business combinations were
RMB 25.5 million and RMB 21.6 million as of March 31, 2022 and 2023, respectively.
The total amortization expenses of the intangible assets charged to the consolidated statements of loss and comprehensive loss amounted to approximately RMB4.0 million, RMB4.0 million and RMB4.0 million for the years ended March 31, 2021, 2022 and 2023, respectively.
The annual estimated amortization expense for intangible assets subject to amortization for the succeeding five years is as follows:

	As of March 31,
	2024	2025	2026	2027	2028
Amortization expenses	3,867	3,438	3,207	3,203	3,187

11.	Long-term investments
The Company’s long-term investments consist of the following:

	As of March 31, 2022	As of March 31, 2023
	RMB	RMB
Equity method investments	6,783	7,494
Available-for-sale investments	74,866	68,011
Equity securities with readily determinable fair values	670	102

Total	82,319	75,607

Equity method investments
The Company applies equity method in accounting for its investments in entities in which the Company has the ability to exercise significant influence but does not have control. As of March 31, 2022 and 2023, the carrying value of the equity method investments were RMB6.8 million and RMB7.5 million respectively, the change of which primarily relates to the equity gain recognized and the following investments which were accounted for as equity method investment:
In April 2019, the Company invested in Jiangsu Nanjing Agricultural University Animal Pharmaceutical Co., Ltd. (“Nanjing Animal Pharmaceutical”) to purchase 8.42% equity interest with total cash consideration of RMB2.5 million. As the Company is able to exercise significant influence through its entitlement to appoint one director, the Company therefore accounts for this investment under the equity method of accounting. In December 2022, the Company disposed all of its equity interest in Nanjing Animal Pharmaceutical with a total cash consideration of RMB
3 million. Accordingly, the Company recognized an investment gain of RMB0.54 million in other gains, net.
The Company had 24.6
% equity interests in Wuhan Chunzhijin Information Technology Co., Ltd. (“Chunzhijin”), which was accounted using equity method. The Company also provided loan to Chunzhijin (Note 28). In March 2023, the Company further invested in Chunzhijin to purchase
13.3% of the equity interest by waiving a loan receivable of RMB 3.4 million from Chunzhijin. After this transaction, together with the previously held equity interest in Chunzhijin, the total equity interest held by the Company increased to 34.65%. The Company continues to have significant influence over Chunzhijin and accounts for this investment under equity method.

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

11.	Long-term investments (continued)

Available-for-sale
debt investments
The following table summarizes the Company’s
available-for-sale
debt investments as of March 31, 2022:

	Cost	Gross unrealized gains	Gross unrealized losses	Disposal of Long-term investments	Fair value
Unlisted debt securities	76,000	—	(1,134)	—	74,866

The following table summarizes the Company’s
available-for-sale
debt investments as of March 31, 2023:

	Cost	Gross unrealized gains	Gross unrealized losses	Disposal of Long-term investments	Fair value
Unlisted debt securities	76,000	—	(7,561)	(428)	68,011

The Company held 6.2% shareholding of Qingdao Shuangan Biotechnology Co., Ltd (“Qingdao Shuangan”). According to the investment agreement, the Company is entitled to redemption right after 48 months from the investment closing date. In April 2022, the Company transferred 0.31% shareholding of Qingdao Shuangan to a third-party investor with a cash consideration of RMB0.8 million. The Company recognized a RMB0.37 million investment gain in other gains, net. After the completion of the transaction, the shareholding of Qingdao Shuangan held by the Company was 5.9%. As of March 31, 2022 and 2023, based on the valuation results, the Company re-measured
the investment in Qingdao Shuangan at fair value of RMB17.8 million and RMB12.8 million, respectively. For the years ended March 31, 2021, 2022 and 2023, the unrealized securities holding gains/(losses) (net of tax) of RMB0.02 million, RMB
0.34 million and RMB(1.14) million was recorded as other comprehensive income, respectively.
In October 2019, the Company purchased 23.64% shareholding of Beijing Petdog Technology Development Co., Ltd. (“Beijing Petdog”) with a cash consideration of RMB50 million. According to the investment agreement, the Company is entitled to redemption right after 60 months from the investment closing date. As of March 31, 2021, 2022 and 2023, based on the valuation results, the Company re-measured the investment at fair value of RMB
40.1 million and RMB33.7
 million, respectively. For year ended March 31, 2022 and 2023, the unrealized securities holding gains/(losses) (net of tax) of RMB0.75 million, RMB(10.4) million and RMB(6.4) million was recorded as other comprehensive income/(loss), respectively.
In July and November 2021, the Company entered into investment agreements with Nanjing Animal Pharmaceutical. The Company provided Nanjing Animal Pharmaceutical one-year
loans amounting to RMB16 million carrying a simple interest of 8% per annum. Together with the loan, the Company was also entitled a conversion right to convert all or part of the loan
s
into 3.33% equity interest of Nanjing Animal Pharmaceutical during the loan term
s
. As of March 31, 2022 and 2023, RMB 2 million was unpaid and recorded in accrued liabilities and other current liabilities. The Company recognized the investment under available for sale debt securities. It was measured and recognized at fair value on a recurring basis with changes in fair value recorded in other comprehensive income/(loss). As of March 31, 2022 and 2023, based on the valuation results, the Company re-measured
the investment at fair value of RMB16.9 million and RMB18.0 million, respectively. For year ended March 31, 2022 and 2023, the unrealized securities holding gains (net of tax) of RMB0.71 million and RMB0.83 million was recorded as other comprehensive income/(loss), respectively.
Equity securities with readily determinable fair values
The following table summarizes the Company’s equity securities with readily determinable fair values as of March 31, 2022:

	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Listed company	1,292	—	(622)	670

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

11.	Long-term investments (continued)

Equity securities with readily determinable fair values (continued)
The following table summarizes the Company’s equity securities with readily determinable fair values as of March 31, 2023:

	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Listed company	1,292	—	(1,190)	102

In June 2021, the Company purchased 40,000 ordinary shares of Better Choice Company Inc. (“BTTR”), a company registered on NYSE American and engaging in selling pet products with a total cash consideration of US$200,000. The Company measured and recorded the investment at fair value on a recurring basis with changes in fair value, whether realized or unrealized, recorded through the income statement. The change of fair value is reported in other gains, net.

12.	Goodwill
The changes in the carrying amount of goodwill for the years ended March 31, 2022 and 2023 were as follows:

Total
RMB
Balance as of March 31, 2021
Goodwill	40,184
Accumulated impairment loss	—

40,184

Transaction during the year
Addition (Note 3)	500

Balance as of March 31, 2022
Goodwill	40,684
Accumulated impairment loss	—

40,684

Transaction during the year
Impairment	(40,684)

Balance as of March 31, 2023
Goodwill	40,684
Accumulated impairment loss	(40,684)

—

In the second half of fiscal year 2023, the Covid-19 resurgence in certain areas of China and the market downturn impact on our operations caused a triggering event for possible impairment of goodwill. Together with other indicators such as history of net losses and low market capitalization of us, as a result, management concluded the existence of the impairment indicator which required the Company to perform a quantitative goodwill impairment test as of March 31, 2023. Since there is only one reporting unit in the Company, management used the market capitalization to determine the reporting unit’s fair value. Based on quantitative goodwill impairment test, the fair value of the reporting unit was RMB119.8 million (US$17.4 million), which was lower than the carrying value of our net assets of RMB213.0 million (US$31.0 million) as of March 31, 2023, hence a full impairment charge of RMB40.7 million (US$5.9 million) was recognized during the year ended March 31, 2023.

13.	Other non-current Assets

	As of March 31, 2022	As of March 31, 2023
	RMB	RMB
Deposits (a)	3,924	3,165
Long-term loan receivables (b)	937	3,421

	4,861	6,586

(a) Deposits mainly consisted of rental deposits and deposit for online stores operated on third party platforms, which will be collected after one year.
(b) From May 2021 to May 2022, the Company entered into interest free loan agreements with three third parties for total principal amounts of RMB3.4 million. The repayment terms of the loan agreements were ranged from 24 months to 36 months with due dates from May 2024 to June 2025. As of March 31, 2022 and 2023, the balances of long-term loan receivables were RMB0.9 million and RMB3.4 million, respectively.

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

14.	Accrued liabilities and other current liabilities
Accrued liabilities and other current liabilities consist of the following:

	As of March 31, 2022	As of March 31, 2023
	RMB	RMB
Logistics expenses payables	14,625	7,663
Advances from customers	3,773	3,077
Payable for investment	2,563	2,563
Refund obligation of sales returns	1,411	3,113
Professional service fee accruals	579	1,694
Accrued advertising expenses	150	168
Others	4,223	3,826

Total	27,324	22,104

15.	Leases
As of March 31, 2022 and 2023, the Company has operating leases recorded on its consolidated balance sheet for certain office spaces and facilities that expire on various dates through 2026. The Company does not plan to cancel the existing lease agreements for its existing facilities prior to their respective expiration dates. When determining the lease term, the Company considers options to extend or terminate the lease when it is reasonably certain that it will exercise or not exercise that option. All of the Company’s leases qualify as operating leases.

	As of March 31, 2022	As of March 31, 2023
	RMB	RMB
Assets
Operating lease right-of-use assets	38,567	22,354

Liabilities
Operating lease liabilities, current	10,001	9,220
Operating lease liabilities, non-current	28,197	12,741

Total operating lease liabilities	38,198	21,961

Weighted average remaining lease term (years)	3.61	2.77
Weighted average discount rate	4.95%	5.38%
Information related to operating lease activity during the years ended March 31, 2021, 2022 and 2023 are as follows:

	Year ended March 31, 2021	Year ended March 31, 2022	Year ended March 31, 2023
	RMB	RMB	RMB
Operating lease right-of-use assets obtained in exchange for lease obligations	25,970	21,038	8,384

Operating lease related expenses
Amortization of right-of-use assets	11,687	11,705	24,597
Interest of lease liabilities	1,596	1,949	1,777

	13,283	13,654	26,374

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

15.	Leases (continued)

	Year ended March 31, 2021	Year ended March 31, 2022	Year ended March 31, 2023
	RMB	RMB	RMB
Operating lease payments (included in measurement of lease liabilities)	12,850	12,849	26,397

Maturities of lease liabilities were as follows:

Year ended March 31, 2023
RMB
For the year ending March 31,
2023	9,902
2024	10,287
2025	4,263
2026	152
2027	—

Total lease payments	24,604
Less: imputed interest	(2,643)

Total	21,961

16.	Interest expense

	Year ended March 31, 2021	Year ended March 31, 2022	Year ended March 31, 2023
	RMB	RMB	RMB
Amortization charges on promissory notes	21,611	17,144	9,706
Interest expense on borrowings	6,039	3,740	3,644

Total	27,650	20,884	13,350

17.	Other gains, net

	Year ended March 31, 2021	Year ended March 31, 2022	Year ended March 31, 2023
	RMB	RMB	RMB
Gain from the re-measurement of the previously held equity interests to the fair value in the step acquisitions (Note 3)	—	127	—
Foreign exchange losses, net	(2,867)	5,322	2,679
Gain on disposal of other debts	6,846	—	—
Reimbursement from a depositary bank (a)	6,556	1,482	—
Investment loss	—	(622)	(178)
Gain on disposal of a subsidiary (b)	—	—	3,597
Others	797	(289)	(939)

	11,332	6,020	5,159

(a)
The Company received a reimbursement of US$1.0M (equivalent to RMB6.6 million), US$0.2M (equivalent to RMB1.5 million) and nil from the depository for the establishment and maintenance of the ADS program for the years ended March 31, 2021, 2022 and 2023.

(b)	In August 2022, the Company disposed a subsidiary to a third-party investor and recognized an investment gain of RMB 3.6 million.

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

18.	Income taxes
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
China
On July 25, 2018, Boqii (Shanghai) Information Technology Co., Ltd. (“Shanghai Boqii”) was entitled to be “Software Enterprises”. According to the Enterprise Income Tax (“EIT”) Law and relevant regulations in the PRC, from the year of 2018, Shanghai Boqii could enjoy a tax holiday of
2-year
EIT exemption and subsequently
3-year
12.5% preferential tax rate.
In addition, Shanghai Boqii was also qualified as a “High and New Technology Enterprise (“HNTE”) on August 29, 2019, and is eligible to enjoy a preferential tax rate of 15% from 2019 to 2024 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. Shanghai Boqii can re-apply
for the HNTE certificate when the prior certificate expires. Whilst Shanghai Boqii was entitled to the tax preferential treatments under both “HNTE” and “Software Enterprises”, Shanghai Boqii chose to apply the preferential tax rate of “Software Enterprises”. For the years ended March 31, 2021, 2022 and 2023, Shanghai Boqii was subject to EIT rate at 12.5%, 12.5% and 12.5%, respectively.
The Company’s other subsidiaries, VIEs and VIEs’ subsidiaries established in the PRC are subject to the PRC general income tax rate of 25%.
Reconciliations of the differences between the income tax expenses of the Company and the PRC statutory EIT rate applicable to losses of the consolidated entities are as follows:

	Year ended March 31, 2021	Year ended March 31, 2022	Year ended March 31, 2023
	RMB	RMB	RMB
Loss before income taxes	(193,391)	(134,812)	(106,805)
Income tax computed at respective applicable tax rates	(48,348)	(33,702)	(26,701)
Effect of different tax jurisdiction	14,272	2,341	12,323
Super deduction for research and development expenses (a)	(2,632)	(1,881)	(456)
Non-deductible expenses	140	97	728
Change in valuation allowance	37,439	34,716	15,017

Total	871	1,571	911

(a)
According to the relevant laws and regulations promulgated by the State Administration of Tax of the PRC, from 2018 onwards, enterprises engaging in research and development activities are entitled to claim 175% of their qualified research and development expenses so incurred as tax deductible expenses. The additional deduction of 75% of qualified research and development expenses (the “Super Deduction”) can be directly claimed in the annual EIT filing. For the years end March 31, 2021, 2022 and 2023, the Super Deduction for research and development expenses available to the Company amounted to RMB2.6 million, RMB1.9 million and RMB0.5 million, respectively.

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

18.	Income taxes (continued)

The provisions for income taxes for the years ended March 31, 2021, 2022 and 2023 differ from the amounts computed by applying the EIT primarily due to change in valuation allowance provided and tax differential from certain subsidiaries with preferential tax rates of the Company.
The following table sets forth the effect of tax holiday effect on China operations:

	Year ended March 31, 2021	Year ended March 31, 2022	Year ended March 31, 2023
	RMB	RMB	RMB
Tax holiday effect	1,074	3,513	1,235
Basic and diluted net loss per share effect	0.02	0.05	0.02

Reconciliations between the effective income tax rate and the PRC statutory income tax rates are as follows:

	Year ended March 31, 2021	Year ended March 31, 2022	Year ended March 31, 2023
	RMB	RMB	RMB
PRC statutory income tax rates	25%	25%	25%
Tax holiday effect	1%	3%	(1%)
Difference in tax rates of subsidiaries outside PRC	(8%)	(8%)	(10%)
Super deduction for research and development expenses	1%	1%	0%
Non-deductible expenses	0%	0%	1%
Change in valuation allowance	(19%)	(20%)	(14%)

Effective income tax rate	0%	1%	1%

Composition of income tax expenses
The current and deferred portions of income tax expenses included in the consolidated statements of loss and comprehensive loss are as follows:

	Year ended March 31, 2021	Year ended March 31, 2022	Year ended March 31, 2023
	RMB	RMB	RMB
Current income tax expense/(benefit)	1,018	(582)	78
Deferred tax benefit	(1,889)	(989)	(989)

Income tax credit, net	(871)	(1,571)	(911)

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

18.	Income taxes (continued)

Deferred tax assets and deferred tax liabilities
Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax asset and liabilities balances as of March 31, 2022 and 2023 are as follows:

	As of March 31, 2022	As of March 31, 2023
	RMB	RMB
Deferred tax assets:
Net accumulated loss-carry forward	172,059	163,526
Deferred deductible advertising expense	2,483	—
Allowance	78	238
Contract liabilities	419	172
Accruals	2,208	842
Fair Value Change	—	1,891
Less: Valuation allowance	(177,247)	(166,669)

Net deferred tax assets	—	—

Deferred tax liabilities:
Recognition of intangible assets arising from asset acquisition and business combination	(5,130)	(4,141)
Unrealized fair value change of the available-for-sale debt investments	283	—

Net deferred tax liabilities	(4,847)	(4,141)

As of March 31, 2022 and 2023, the PRC entities of the Company had tax loss carryforwards of approximately RMB688 million and RMB654 million respectively, which can be carried forward to offset taxable income. The carryforwards period for net operating losses under the EIT Law is five years. The net operating loss carry forward of the Company will expire in varying amounts between 2024 and 2028. Other than the expiration, there are no other limitations or restrictions upon the Company’s ability to use these operating loss carryforwards.
Valuation allowance is provided against deferred tax assets when the Company determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Company considered factors including future taxable income exclusive of reversing temporary differences and tax loss carry forwards. If events occur in the future that allow the Company to realize part or all of its deferred income tax, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur. As of March 31, 2022 and 2023, valuation allowances of RMB177.2 million and RMB166.7 million were provided because it was more likely than not that the Company will not be able to utilize these tax losses carry forwards and other deferred tax assets generated by its subsidiaries and VIEs.
Movement of valuation allowance is as follows:

	Year Ended March 31, 2021	Year Ended March 31, 2022	Year Ended March 31, 2023
	RMB	RMB	RMB
Beginning balance	112,539	149,978	177,247
Change of valuation allowance	37,439	27,269	15,017
Written-off for expiration of net operating losses	—	—	(22,995)
Decrease of valuation allowances related to the disposal of a subsidiary	—	—	(2,600)

Ending balance	149,978	177,247	166,669

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

19.	Ordinary Share
As of March 31, 2022, the Company had 55,709,591 Class A ordinary shares and 13,037,729 Class B ordinary shares issued and outstanding, respectively. As of March 31, 2023, the Company had 55,763,079 Class A ordinary shares and 13,037,729 Class B ordinary shares issued and outstanding, respectively.
Initial public offering
In October 2020, the Company completed its IPO on the New York Stock Exchange of 7,000,000 American Depositary Shares (“ADSs”) (including 1,050,000 ADSs sold upon the full exercise of the underwriters’ over-allotment option) (each representing 0.75 of one Class A ordinary share), for a total ordinary shares offering of 5,250,000 shares at a price of US$10.00 per ADS. The net proceeds raised from the IPO amounted to approximately US$61 million after deducting underwriting discounts and commissions and other offering expenses.
Upon the completion of the IPO, all series of redeemable convertible preferred shares of the Company were converted and designated as Class A ordinary shares with a par value of US$0.001 each on a one-for-
one basis except for
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
. 12,204,604 ordinary shares were designated as Class B ordinary share on a one-for-one
basis. The remaining ordinary shares were designated as Class A ordinary shares on a one-for-one
basis.
In respect of all matters subject to shareholders’ vote, each holder of Class A ordinary share is entitled to one and each holder of Class B ordinary share is entitled to twenty votes.
In February 2021, the Company repurchased 521,924 shares of Class A ordinary shares from one of its shareholders with a consideration amounting to US$4.8 million, the repurchased shares were cancelled thereafter.

20.	Convertible redeemable preferred shares
The Company issued several series of convertible redeemable preferred shares in previous years. Upon the completion of the IPO, all series of redeemable convertible preferred shares of the Company were converted and designated as Class A ordinary shares (Note 19).

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

20.	Convertible redeemable preferred shares (continued)

The Company classified the Preferred Shares in the mezzanine section of the Consolidated Balance Sheets because they were contingently redeemable upon the occurrence of an event outside of the Company’s control (e.g. the Company not achieving a Qualified IPO before the Optional Redemption Date). The Preferred Shares were determined to be mezzanine equity with no embedded feature to be bifurcated and no BCF to be recognized. The Preferred Shares were
initially recorded at their respective issuance date fair value, net of issuance cost.
Since the Preferred Shares bec
a
me redeemable at the option of the holder at any time after the Optional Redemption Date, for each reporting period, the Company accreted the carrying amount of the Preferred Shares to the higher of (1) the fair market value of the Preferred Shares on the reporting date, or (2) the result of using effective interest rate method to accrete the Preferred Shares to the redemption prices on the Optional Redemption Date that were calculated with pre-determined
formulas (e.g., for Series A Preferred Shares, such redemption price shall be 180% of the issue price). While all Preferred Shares were automatically converted upon a Qualified IPO, the effectiveness of a Qualified IPO was not within the control of the Company and was
not deemed probable to occur for accounting purposes until the effective date of the Qualified IPO. As such, the Company continued to recognize accretion of the Preferred Shares until the completion of the IPO on October 2, 2020 when all of the Preferred Shares of the Company were converted to ordinary shares. The accretion of the Preferred Shares was
RMB-121 million
(US$-18million), nil and nil for the years ended March 31, 2021, 2022 and 2023.

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

21.	Redeemable non-controlling interests
Yoken Holding Limited (“Yoken”), a wholly owned subsidiary of the Company issued 120,000 redeemable preferred shares amounting to RMB6 million to a third-party investor in October, 2020. The preferred shares are redeemable at the holder’s option if Yoken fails to complete a qualified IPO in a pre-agreed
period of time since its issuance with a redemption price measured by 10% interest per year. The preferred shares are therefore accounted for as redeemable non-controlling
interests in mezzanine equity and are accreted to the redemption value over the period starting from the issuance date. The contract terms are the same as the Preferred Shares of the Company.
For the years ended March 31 2021, 2022 and 2023, the Company recognized accretion of RMB0.1 million, RMB0.6 million and RMB0.7 million, respectively, to the respective redemption value of the redeemable non-controlling interest over the period starting from issuance date with a corresponding increase to the accumulated deficit. As of March 31, 2022 and 2023, the redeemable non-controlling
interests was RMB6.5 million and RMB7.2 million, respectively.
The following tables provides details of the redeemable non-controlling interests activity for the years ended March 31, 2021, 2022 and 2023:

	Year Ended March 31, 2021	Year Ended March 31, 2022	Year Ended March 31, 2023
	RMB	RMB	RMB
Beginning balance	5,809	5,947	6,522
Accretion of redeemable non-controlling interests	138	575	675

Ending balance	5,947	6,522	7,197

22.	Borrowings, other debts and derivative liabilities
Short-term borrowings
The following table presents short-term borrowings from commercial banks, other institutions and individuals as of March 31, 2022 and 2023. Short-term borrowings include borrowings with maturity terms shorter than one year:

	As of March 31, 2022	As of March 31, 2023
	RMB	RMB
Bank borrowings	134,540	86,261
Current portion of long-term bank borrowings	26,586	—

Total	161,126	86,261

Bank borrowings
As of March 31, 2022 and 2023, the Company obtained short-term bank borrowings of RMB161.1 million and RMB86.3 million in aggregate, of which RMB110.5 million and RMB63.9 million were collateralized by short-term investments, respectively. The weighted average interest rate for the outstanding borrowings were approximately 2.63% and 3.98%, respectively. These short-term bank borrowings did not include any restrictive covenants. As of March 31, 2022 and 2023, the unused facility for the short-term borrowing were RMB170.3 million and RMB

213.0 million, respectively.
As of March 31, 2023, the Company has not obtained long-term bank borrowings. As of March 31, 2023, the unused facility for the long-term borrowings was none.

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

22.	Borrowings, other debts and derivative liabilities (continued)
Short-term borrowings (continued)

Future principal maturities of short-term borrowings and long-term borrowings as of March 31, 2021 and 2022 are as followings:

	Year ended March 31, 2022	Year ended March 31, 2023
	RMB	RMB
For the year ending March 31,
- Within 1 year	161,126	86,261

Total	161,126	86,261

As of the date of this annual report, all the outstanding short-term borrowing as of March 31, 2023 was subsequently settled.
Other debts
Other debts –
non-current
consist of the following:

	As of March 31, 2022	As of March 31, 2023
	RMB	RMB
Loan from CMB (a)	86,373	—
Loan from Chong Li (b)	70,001	73,981
Loan for Yoken Series A-1 Warrant (c)	23,188	27,346
Payable for investment	1,500	1,500

Total	181,062	102,827

(a) Loan from CMB
Guangcheng signed loan agreement with CMB in March 2020 (“Loan from CMB”). The loan was interest-free with a principal amount of US$46 million. The term is 2 years and can be extended if agreed by both CMB and Guangcheng.
The Company accounts for Loan from CMB as a long-term debt initially recognized in the amount of RMB303 million (which is the present value of the principal amount of US$46 million) and subsequently measured at amortized cost. During the years ended March 31, 2022 and 2023, the Company repaid the principal of Loan from CMB in the amount of RMB235.0 million and RMB87.9 million, respectively. For the years ended March 31, 2022 and 2023, the Company recorded RMB8.9 million and RMB1.5 million interest expenses of Loan from CMB.
The Company issued preferred shares to be settled by CMB after CMB receiving the repayment of the Loan from CMB. The Company recorded a receivable for issuance of preferred shares in the amount of RMB303 million (which is the present value of the principal amount of US$46 million) in mezzanine equity for the consideration of the preferred shares not yet received from the investors. After the completion of the IPO in October 2020, the preferred shares were automatically converted into Class A ordinary shares. The Company accounted for the consideration of such-converted ordinary shares as receivable for issuance of ordinary shares in equity. As of March 31, 2022 and 2023, the receivable for issuance of ordinary shares is RMB86.4 million and nil, respectively (Note 23).

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

22.	Borrowings, other debts and derivative liabilities (continued)
Other debts (continued)

(b) Loan from Chong Li
Guangcheng signed loan agreement with Chong Li in March 2020 (“Loan from Chong Li”). The loan was interest-free with a principal amount of RMB128 million. The term is 5 years and can be extended if agreed by both Chong Li and Guangcheng.

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

22.	Borrowings, other debts and derivative liabilities (continued)
Other debts (continued)
(b) Loan from Chong Li (continued)

The Company accounted for Loan from Chong Li as a long-term debt initially recognized in the amount of RMB95 million (which is the present value of the principal amount of RMB128 million) and subsequently measured at amortized cost. During the years ended March 31, 2022 and 2023, the Company repaid the principal of Loan from Chong Li of RMB35.9 million and RMB36.4 million, respectively. For the years ended March 31, 2022 and 2023, the Company recorded interest expenses of RMB5.1 million and RMB4.5 million, respectively.
The Company issued preferred shares to be settled by Superb Origin International Limited (“Superb Origin”, Chong Li is the 100% equity owner of Superb Origin) after Guangcheng repaid the Loan from Chong Li. The Company recorded a receivable for issuance of preferred shares in the amount of RMB95 million (which is the present value of the principal amount of RMB128 million) in mezzanine equity for the consideration of the preferred shares not yet received from Superb Origin. After the completion of the IPO in October 2020, preferred shares were automatically converted into Class A ordinary shares. The Company then recorded the unreceived consideration from Superb Origin as receivable for issuance of ordinary shares under shareholders’ equity (Note 23).

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

22.	Borrowings, other debts and derivative liabilities (continued)
Other debts (continued)

(c)
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
Other debts (continued)
(c)
Yoken Series
A-1
Warrant (continued)

On October 23, 2020, one of the investors terminated and entered into a new share purchase agreement with Yoken, pursuant to which 120,000 Yoken Series
A-1
Preferred Shares were issued on October 23, 2020 for an aggregated consideration of RMB6 million. On the same day, the Company issued the remaining two investors two warrants to purchase up to 360,000 and 200,000 Yoken Series
A-1
Preferred Shares at an exercise price per share of US$ 7.14 in connection with a loan of RMB18 million (equivalent to US$2.5 million) and RMB10 million (equivalent to US$1.4 million) granted to Chongaita (“Loan for Yoken Series
A-1
Warrant”). As a debt modification, the Company reversed RMB1.4 million interest expense as other gains, net (Note 17). The Company recognized the Yoken Series
A-1
Warrant and bifurcated the conversion feature as derivative liability out of the total consideration received. As of March 31, 2022 and 2023, the carrying value of Yoken Series
A-1
Warrant were RMB23.2 million and RMB27.3 million, respectively, and fair value of conversion feature were RMB9.1 million and RMB7.9 million, respectively.
Derivative liabilities

	As of March 31, 2022	As of March 31, 2023
	RMB	RMB
Conversion feature of Yoken Series A-1 Warrant (a)	9,086	7,850
Forward exchange contracts (b)	—	2,851

Total	9,086	10,701

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
Derivative liabilities (continued)

(b) In June and December 2021 and March 2022, the Company entered three new forward exchange contracts with a financial institution. Pursuant to which, the financial institution agreed to purchase US$8 million, US$4 million and US$5 million from the Company in exchange of RMB52.4 million, RMB26.1 million and RMB32.1 million at a fixed foreign exchange rate of 6.5452, 6.5128 and 6.4200 on June 2022, December 2022 and March 2023, respectively. The Company settled in advance with amount of US$11 million and recorded the fair value gain in the amount of RMB1.2 million as fair value change of derivative liabilities. For the year ended March 31, 2022, the fair value gain of the rest forward exchange contracts was RMB0.9 million and was recorded as fair value change of derivative liabilities. The carrying value of the remaining forward exchange contracts was RMB0.7 million and was recorded as prepayments and other current assets.
In December 2022 and March 2023, the forward exchange contracts which signed in December 2021 and March 2022 were renewed to December 2023 and March 2024 respectively. And the Company settled in advance with amount of US$1.5 million and recorded the fair value gain in the amount of RMB0.1 million as fair value change of derivative liabilities. For the year ended March 31, 2023, the fair value loss of the rest forward exchange contracts was RMB(3.6) million and was recorded as fair value change of derivative liabilities. The carrying value of the remaining forward exchange contracts was RMB2.9 million and was recorded as derivative liabilities.

23.	Receivable for issuance of ordinary shares
The Company issued preferred shares to investors, which to be settled by the investors after Guangcheng repaid the Loan from CMB and Loan from Chong Li to the investors. The Company recorded a receivable for issuance of preferred shares in mezzanine equity for the consideration of the preferred shares not yet received from the investors. After the completion of the IPO in October 2020, the preferred shares were automatically converted into Class A ordinary shares. The Company accounted for the consideration of such-converted ordinary shares as receivable for issuance of ordinary shares under shareholders’ equity.
During the years ended March 31, 2022 and 2023, the Company received RMB262.9 and RMB87.9 million from the receivable for issuance of ordinary shares. For the years ended March 31, 2022 and 2023, the Company recorded interest income of RMB14.2 million and RMB6.1 million, respectively. As of March 31, 2022 and 2023, the balances of receivable for issuance of ordinary shares were RMB164.7 million and RMB83.4 million, respectively.

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

In May 2022, the Company amended the 2018 Plan and increased 4,000,000 authorized reserved shares from 8,987,836 to 12,987,836.

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
For the years ended March 31, 2022 and 2023, 1,282,500 and nil share options were granted to the Participants respectively.
The following table sets forth the share options activity for the years ended March 31, 2022 and 2023:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value	Weighted average fair value
		US$		US$	US$
Outstanding as of March 31, 2021	5,512,222	3.36	6.32	29,360	3.28
Exercisable as of March 31, 2021	—	—	—	—	—
Granted	1,282,500	2.86			2.27
Exercised	(1,204,483)	1.09			0.73
Forfeited	(358,348)	2.86			3.83
Outstanding as of March 31, 2022	5,231,891	2.86	5.25	404	2.36
Exercisable as of March 31, 2022	—	—	—	—	—
Exercised	(53,488)	0.60			2.26
Forfeited	(1,233,050)	1.31			0.86
Outstanding as of March 31, 2023	3,945,354	2.58	3.45	124	2.06
Exercisable as of March 31, 2023	—	—	—	—	—
The aggregate intrinsic value is calculated as the difference between the exercise price of the options and the estimated fair value of the underlying shares of US$29,359,582, US$404,409 and US$123,594 at March 31, 2021, 2022 and 2023, respectively.
As of March 31, 2022 and 2023, there were US$2,298,328 and US$322,926 of unrecognized share-based compensation expenses related to share options granted by the Company, which were expected to be recognized over a weighted-average period of 5.3 years and 3.4 years, respectively.
Options granted to the Participants were measured at fair value on the dates of grant using the Binomial Option Pricing Model. The assumptions used to value the Company’s option grants for the year ended March 31, 2022 were as follows:

Year ended March 31, 2022
Expected volatility	42.22% - 43.71%
Risk-free interest rate	1.62% - 1.86%
Exercise multiple	2.8/2.2
Expected dividend yield	0%
Contractual term (in years)	10

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

24.	Share-based compensation (continued)

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
For the Company’s share options granted to the Participants, the completion of a Qualified IPO is considered to be a performance condition of the awards. A Qualified IPO is not considered to be probable until it is completed. Under ASC 718, compensation cost should be accrued if it is probable that the performance condition will be achieved. As a result, no compensation expense will be recognized related to these options until the completion of a Qualified IPO, and hence no share-based compensation expense was recognized for the year ended March 31, 2020. For the year ended March 31, 2021, upon the completion of the IPO in October 2020, the Company recorded RMB55 million of share-based compensation expense. For the year ended March 31, 2022 and 2023, RMB14.4 million and RMB-7.7 million of share-based compensation expense was recorded, respectively.
The fair value of options granted to the Participants for the years ended March 31, 2022 and 2023 was amounting to US$2.9 million and nil, respectively.

25.	Employee benefits
The full-time employees of the Company’s subsidiaries and VIEs that are incorporated in the PRC are entitled to staff welfare benefits including medical insurance, basic pensions, unemployment insurance, work injury insurance, maternity insurance and housing funds. These companies are required to contribute to these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations and charge the amount contributed to these benefits to the consolidated statements of loss and comprehensive loss. The Company has no legal obligation for the benefits beyond the contribution made. The PRC government is responsible for the welfare and medical benefits and ultimate pension liability to these employees. The total amounts charged to the consolidated statements of loss and comprehensive loss for such employee benefits amounted to RMB6 million, RMB7 million and RMB9 million for the years ended March 31, 2021, 2022 and 2023, respectively.

26.	Fair value measurements
The Company measured its short-term investments,
available-for-sale
investments, equity securities with readily determinable fair values and derivative liabilities at fair value on a recurring basis. Equity securities classified within Level 1 are valued using quoted market prices that currently available on a securities exchange registered on NYSE American. Short-term investments classified within Level 2 are valued using directly or indirectly observable inputs in the marketplace. As the Company’s available-for-sale
investments and derivative liabilities are not traded in an active market with readily observable prices, the Company uses significant unobservable inputs to measure the fair value of available-for-sale
investments and derivative liabilities. These instruments are categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement. The Company did not transfer any assets or liabilities in or out of level 3 during the years ended March 31, 2021, 2022, and 2023.

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

26.	Fair value measurements (continued)

The following table summarizes the Company’s financial assets and liabilities measured and recorded at fair value on recurring basis as of March 31, 2022 and 2023:

		Fair value measurement at reporting date using
Description	Fair value as of March 31, 2022	Quoted price in active markets for identical assets (Level 1)	Significant other observable Inputs (Level 2)	Significant unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets:
Short-term investments	128,084	—	128,084	—
Available-for-sale debt investments	74,866	—	—	74,866
Equity securities with readily determinable fair values	670	670	—	—

Total assets	203,620	670	128,084	74,866

Liabilities:
Derivative liabilities	9,086	—	—	9,086

		Fair value measurement at reporting date using
Description	Fair value as of March 31, 2023	Quoted price in active markets for identical assets (Level 1)	Significant other observable Inputs (Level 2)	Significant unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets:
Short-term investments	69,797	—	69,797	—
Available-for-sale debt investments	68,011	—	—	68,011
Equity securities with readily determinable fair values	102	102	—	—

Total assets	137,910	102	69,797	68,011

Liabilities:
Derivative liabilities	10,701	—	—	10,701

The roll forward of major Level 3 investments are as following:

	Derivative liabilities	Available-for-sale debt investments
Fair value of Level 3 investments as at March 31, 2020	14,351	70,328
New addition	9,581	—
Disposal of Series D-3 Notes	(2,377)	—
Unrealized fair value change of the derivative liabilities	(11,559)	—
Unrealized fair value change of the available-for-sale debt investments	—	1,029

Fair value of Level 3 investments as at March 31, 2021	9,996	71,357

New addition	—	16,000
Reclassification of forward exchange contracts	746	—
Unrealized fair value change of the derivative liabilities	(1,656)	—
Unrealized fair value change of the available-for-sale debt investments	—	(12,491)

Fair value of Level 3 investments as at March 31, 2022	9,086	74,866

Reclassification of forward exchange contracts	(651)	—
Unrealized fair value change of the derivative liabilities	2,266	—
Unrealized fair value change of the available-for-sale debt investments	—	(6,427)
Disposal of available-for-sale debt investments	—	(428)

Fair value of Level 3 investments as at March 31, 2023	10,701	68,011

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

26.	Fair value measurements (continued)

The Company determined the fair value of their investments by using equity allocation model, market approach and binomial model. The determination of the fair value was based on estimates, judgments and information of other comparable public companies. The significant unobservable inputs adopted in the valuation as of March 31, 2022 and 2023:

	As of March 31, 2022	As of March 31, 2023
Implied price to sales after discount for lack of marketability	n.a.	1.04x
Weighted average cost of capital	15%, 16.5%, 18%	n.a.
Lack of marketability discount	17%, 23%, 29%	20%
Risk-free rate	1.95%, 2.23%, 2.34%, 2.36%	2.60%, 2.31%, 2.19%
Expected volatility	39.88%, 42.17%, 42.48%, 47.34%	47.19%, 43.65%, 32.08%
Probability	Liquidation scenario: 20% Redemption scenario: 40% IPO scenario: 40%	Liquidation scenario: 35%, 40% Redemption scenario: 35%, 40% IPO scenario: 30%, 20%
The significant unobservable inputs used in the fair value measurement of the fair value of the investments include weighted average cost of capital, implied price to sales after discount for lack of marketability, lack of marketability discount, risk-free rate, expected volatility and probabilities of different scenarios. Significant increases in lack of marketability discount and risk-free rate would result in a significantly lower fair value measurement. Significant decreases in expected volatility would result in a significantly lower fair value measurement. If the probabilities of redemption and liquidation scenarios are assumed to keep equal, significant increases in the probability of IPO scenario would result in a significantly lower fair value measurement.
The Company determined the fair value of their derivative liabilities by using binominal model. The determination of the fair value was based on estimates, judgments and information of other comparable public companies. The significant unobservable inputs adopted in the valuation as of March 31, 2022 and 2023 are as follows:

	As of March 31, 2022	As of March 31, 2023
Spot price (US$)	0.44, 6.93	5.90
Risk-free rate	1.25%, 2.5%	3.83%
Expected volatility	57.95%, 48.15%	61.13%
Expected expiry years (in years)	0.50, 3.56	2.60
The significant unobservable inputs used in the fair value measurement of the derivative liabilities include spot price, risk-free rate, expected volatility and expected expiry years. Significant decreases in spot price, risk-free rate, expected volatility and expected expiry years would result in a significantly lower fair value measurement.

27.	Net loss per share
Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the years ended March 31, 2021, 2022 and 2023, respectively, as follows:

	Year Ended March 31, 2021	Year Ended March 31, 2022	Year Ended March 31, 2023
	RMB	RMB	RMB
Numerator:
Net loss attributable to Boqii Holding Limited	(194,444)	(128,390)	(102,799)
Accretion on the Preferred Shares to redemption value (Note 20)	120,873	—	—
Accretion on the Redeemable non-controlling interests to redemption value (Note 21)	(138)	(575)	(675)
Deemed dividend to preferred shareholders	(12,547)	—	—

Net loss attributable to ordinary shareholders	(86,256)	(128,965)	(103,474)

Denominator:
Weighted average number of ordinary shares used in computing net loss per share, Basic and diluted (Note (a))	66,953,610	68,006,172	68,858,823

Net loss per share attributable to ordinary shareholders:
Basic and diluted	(1.29)	(1.90)	(1.50)

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

27.	Net loss per share (continued)

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
For the years ended March 31, 2022 and 2023, assumed share options have not been reflected in the dilutive calculations pursuant to ASC 260, “Earnings Per Share,” due to the anti-dilutive effect.
The following ordinary shares equivalent were excluded from the computation of diluted net loss per ordinary share for the periods presented because including them would have had an anti-dilutive effect:

	Year Ended March 31, 2021	Year Ended March 31, 2022	Year Ended March 31, 2023
	RMB	RMB	RMB
Share options - weighted average	2,585,103	719,437	591,418

28.	Related party transactions
The table below sets forth the major related parties and their relationships with the Company as of March 31, 2021, 2022 and 2023:

Name of related parties	Relationship with the Company
Nanjing Animal Pharmaceutical	An equity investee of the Company
Wuhan Chunzhijin	An equity investee of the Company
Weishi Network	An equity investee of the Company
Beijing Petdog	An available-for-sale debt investee that the Company has significant influence
Shanghai Guangcheng Information Technology (limited partnership) (“Shanghai Guangcheng Information”)	A company with a common director of the Company
MERCHANT TYCOON LIMITED	A shareholder of the Company
SUPERB ORIGIN INTERNATIONAL LIMITED	A shareholder of the Company
Yingzhi (Lisa) Tang	Senior management of the Company
Yan Jiang	Senior management of the Company
Di (Jackie) Chen	Senior management of the Company until July, 2021
Ying (Christina) Zhang	Senior management of the Company until February, 2022
Fei Wang	Senior management of the Company until April, 2022
Lijun Zhou	Senior management of the Company until April, 2022

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

28.	Related party transactions (continued)

Details of related party transactions are as follows:

	Year Ended March 31, 2021	Year Ended March 31, 2022	Year Ended March 31, 2023
	RMB	RMB	RMB
Online marketing and information services
Beijing Petdog	410	—	—
Weishi Network	—	19	—

	410	19	—

Purchase of merchandise
Weishi Network	—	1,582	—
Nanjing Animal Pharmaceutical	250	1,020	1,402

	250	2,602	1,402

	Year Ended March 31, 2021	Year Ended March 31, 2022	Year Ended March 31, 2023
	RMB	RMB	RMB
Loans granted to related parties
Shanghai Guangcheng Information (a)	—	33,395	—
Wuhan Chunzhijin (b)	5,690	2,600	2,720
MERCHANT TYCOON LIMITED	—	—	100
Yingzhi (Lisa) Tang	—	1,750	—
Lijun Zhou	—	300	—
Yan Jiang	200	70	—
Nanjing Animal Pharmaceutical (c)	500	—	—
Fei Wang	500	—	—

	6,890	38,115	2,820

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

28.	Related party transactions (continued)

(a)
In April 2021, the Company granted Shanghai Guangcheng Information a short-term loan with a total principal amount of RMB33.4 million (equivalent to USD5 million), bearing an interest rate of
3.5
% per annum. The loan was fully repaid by March 31, 2022.

(b)
The Company entered into a loan agreement with Wuhan Chunzhijin to provide Wuhan Chunzhijin with an interest-free loan of up to 10 million, which will be repaid on demand. In March 2023, the company converted RMB3.4 million loan to Wuhan Chunzhijin into equity interest. (Detail refer to Note 11)

(c)
In December 2019, Nanjing Xingmu, one of the Company’s subsidiaries, entered into a twelve-month interest free loan agreement with Nanjing Agricultural Pharmaceutical for a principal amount of RMB1 million. This loan was early repaid in May 2020. In June 2020, Nanjing Xingmu entered into another twelve-month interest free loan agreement with Nanjing Agricultural Pharmaceutical for a principal amount of RMB0.5 million. The loan was repaid in June 2021.

	Year Ended March 31, 2021	Year Ended March 31, 2022	Year Ended March 31, 2023
	RMB	RMB	RMB
Staff advances
Yingzhi (Lisa) Tang	10	—	—

Advances provided to related parties

SUPERB ORIGIN INTERNATIONAL LIMITED	—	—	5,497
Nanjing Animal Pharmaceutical	2,073	—	350

	2,073	—	5,847

Loans granted from related parties
Shanghai Guangcheng Information (a)	—	9,961	—

(a)
In April 2021, the Company obtained a total loan facility up to USD5 million from Shanghai Guangcheng Information. During the year ended March 31, 2022, the Company drew down a total amount of USD1.5 million (equivalent to RMB10.0 million) from the loan facility, with interest bearing at 3.5% per annum. The loan was fully repaid by March 31, 2022.

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

28.	Related party transactions (continued)

Details of related party balances are as follows:
Amounts due from related parties

	As of March 31, 2022	As of March 31, 2023
	RMB	RMB
Prepayments to related parties
SUPERB ORIGIN INTERNATIONAL LIMITED	—	5,497
Nanjing Animal Pharmaceutical	1,650	2,000
Weishi Network	1,582	1,582

	3,232	9,079

Other receivables from related parties
Wuhan Chunzhijin	7,594	2,988

Loans to related parties
Yan Jiang	200	200
Fei Wang ( a )	500	—
Lijun Zhou	200	—
MERCHANT TYCOON LIMITED	—	100

	900	300

( a )
In January 2021, the Company entered into a one-year loan agreement with Fei Wang, for a principal amount of RMB0.5 million, bearing an interest rate of 4% per annum. This loan was pledged by 515,000 stock options owned by Fei Wang. In December 2022, the loan contract was renewed to December 2023 and was recorded as prepayments and other current assets as of March 31, 2023.

Amounts due to related parties

	As of March 31, 2022	As of March 31, 2023
	RMB	RMB
Trade payables to related parties
Nanjing Animal Pharmaceutical	219	471

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

29.	Commitments and contingencies

(a)	Capital commitments
The Company’s capital commitments primarily relate to commitments on leasehold improvement and purchase of equipment. As of March 31, 2022 and 2023, no capital commitment was related to leasehold improvement and purchase of equipment.

(b)	Contingencies
The Company is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome arising out of any such matter will have a material adverse effect on our consolidated financial position, cash flows or results of operations on an individual basis or in the aggregate. As of March 31, 2022 and 2023, the Company is not a party to any material legal or administrative proceedings.

30.	Subsequent events
In April 2023, the Company and Nanjing Animal Pharmaceutical signed the Convertible Debt Release Agreement, in which Nanjing Animal Pharmaceutical would redeem part of the convertible debts from the Company. According to the agreement, Nanjing Animal Pharmaceutical repaid the Company the principal amount of RMB6 million, interest of RMB0.84 million, and an additional compensation of RMB1.06 million in April 2023.

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
For the years ended March 31, 2021, 2022 and 2023, appropriation to statutory reserves was made because two PRC subsidiaries had generated profits for these periods.
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
As of March 31, 2023, the total restricted net assets of the Company’s subsidiaries and the VIEs incorporated in the PRC and subjected to restriction amounted to nil.

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

31.	Restricted net assets (continued)

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
Rule4-08
(e)(3) and concluded that it was not applicable for the Company to disclose the financial statements for the parent company since the 25% threshold was not met for the year ended March 31, 2023.