Form 20-F
period 2024-03-31
Boqii Holding Ltd
filed 2024-10-29
CIK 1815021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2024.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________________

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

Tel: +86 21-6109-6226

E-mail: lisa@boqii.com

Building 9, No. 388, Shengrong Road

Pudong New District, Shanghai 201210

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares, each ADS represents fifteen (15) Class A ordinary shares, par value US$0.001 per share	BQ	NYSE American LLC
Class A ordinary shares, par value US$0.001 per share*	N/A	NYSE American LLC

*	Not for trading, but only in connection with the listing of the American depositary shares on NYSE American LLC.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of March 31, 2024, there were 160,729,482 ordinary shares outstanding, being the sum of 147,691,753 Class A ordinary shares, including 1,692 Class A ordinary shares held by the depositary bank underlying the options granted but not yet exercised under the Amended and Restated 2018 Global Share Plan, and 13,037,729 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐    No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐    No ☒

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

i

INTRODUCTION

Except where the context otherwise indicates and for the purpose of this annual report only:

●

“active buyers” in a given period refers to a registered account that accepted one or more shipped orders on our online sales platforms; for the avoidance of doubt, active buyers include both individual customers and small and medium pet businesses. The active buyers are calculated using internal company data, treating each account as a separate active buyer even though some buyers may buy through different accounts and multiple buyers may buy through the same account;

●	“ADSs” refers to the American depositary shares, each representing 15 Class A ordinary shares (defined below);

●	“Boqii” refers to Boqii Holding Limited, a Cayman Islands exempted company;

●

“we,” “us,” “our company,” “the Company,” “the Group” and “our” refer to Boqii and its subsidiaries and, in the context of describing our operations and consolidated financial information, including the VIEs (defined below) and their respective subsidiaries;

●	“brand owner” refers to a company engaging in the production and sale of branded pet goods;

●	“brand partner” refers to a specific brand owner whose products are sold via our online sales platforms and offline network;

●	“CAGR” refers to compound annual growth rate;

●	“Class A ordinary shares” refers to our Class A ordinary shares, par value US$0.001 per share;

●	“Class B ordinary shares” refers to our Class B ordinary shares, par value US$0.001 per share;

●	“China” or the “PRC” refers to the People’s Republic of China, including Hong Kong and Macau and, only for the purpose of this annual report, excluding Taiwan; the only instances in which “China” or the “PRC” do not include Hong Kong or Macau are when used in the case of laws and regulations, including, among others, tax matters, adopted by the People’s Republic of China; the legal and operational risks associated with operating in China also apply to our operations in Hong Kong;

●	“GMV” refers to gross merchandise volume, which is the total value of confirmed orders placed with us and sold through distribution model or drop shipping model where we act as a principal in the transaction regardless of whether the products are delivered or returned, calculated based on the listed prices of the ordered products without taking into consideration any discounts. With respect to products sold by Nanjing Xingmu Biotechnology Co., Ltd., such GMV is calculated based on the suggested retail prices of the ordered products without taking into consideration any discounts and regardless of whether the products are delivered or returned. For the avoidance of doubt, the total GMV amounts disclosed in this annual report (i) includes GMV of products sold by Nanjing Xingmu Biotechnology Co., Ltd., (ii) excludes products sold through consignment model and (iii) excludes the value of services offered by us;

●	“KOL” refers to key opinion leaders, or individuals who have the power to engage and impact people within a specific community or field;

●	“online platforms” refers to our online sales platforms and our content platform;

●	“online sales platforms” refers to Boqii Mall, our flagship stores on third-party e-commerce platforms and our proprietary SaaS system;

●	“MAA” means the thirteenth amended and restated memorandum and articles of association of Boqii currently effective;

●	“Meiyizhi WFOE” refers to Shanghai Meiyizhi Supply Chain Co., Ltd.;

●	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;

●	“Shanghai Guangcheng” refers to Guangcheng (Shanghai) Information Technology Co., Ltd.;

●	“Shanghai Xincheng” refers to Xincheng (Shanghai) Information Technology Co., Ltd.;

●	“shares” or “ordinary shares” refers to our Class A and Class B ordinary shares, par value US$0.001 per share;

●	“Suzhou Taicheng” refers to Suzhou Taicheng Supply Chain Co., Ltd.;

●	“Suzhou Xingyun” refers to Suzhou Xingyun Yueming Supply Chain Co., Ltd.;

●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;

●	“variable interest entities,” or “VIEs,” refers to the PRC entities of which we have power to control the management, and financial and operating policies and have the right to recognize and receive substantially all the economic benefits and in which we have an exclusive option to purchase all or part of the equity interests at the minimum price possible to the extent permitted by PRC law;

●	“Xingmu” or “Nanjing Xingmu” refers to Nanjing Xingmu Biotechnology Co., Ltd.;

●	“Xingmu WFOE” refers to Nanjing Xinmu Information Technology Co., Ltd.; and

●	“Yoken WFOE” refers to Chengdu Chongaita Information Technology Co., Ltd.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at RMB7.2203 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2024. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

Unless otherwise stated in this annual report, all numbers of ADSs and related data have been updated to reflect the change of the ratio of our ADSs to Class A ordinary shares, of which one (1) ADS representing fifteen (15) Class A ordinary shares, effective on August 21, 2023.

FORWARD-LOOKING INFORMATION

This annual report contains statements that constitute forward-looking statements which reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigations Reform Act of 1995. Many of the forward-looking statements contained in this annual report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others.

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Item 3. Key Information-3.D. Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

●	our mission and strategies;

●	our future business development, financial conditions and results of operations;

●	the expected growth of the online retail and pet industries in China;

●	our expectations regarding demand for and market acceptance of our products and services;

●	our expectations regarding keeping and strengthening our relationships with customers, users, KOLs, brand partners, manufacturers, strategic partners, offline pet stores and pet hospitals and other stakeholders;

●	competition in our industry;

●	general economic and business condition in China; and

●	relevant government policies and regulations relating to our industry.

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

Forward-looking statements speak only as of the date they are made, and except to the extent required by applicable laws and regulations, we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we refer to in this annual report and exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Holding Company Structure and Contractual Arrangements with the VIEs

Boqii is a Cayman Islands holding company with no business operations. The Company conducts its operations in China through its PRC subsidiaries and the consolidated variable interest entities, or the VIEs, and the VIEs’ subsidiaries. The Company, its shareholders who are non-PRC residents and its subsidiaries do not and are not legally permitted to have any equity interests in the VIEs as current PRC laws and regulations restrict foreign investment in companies that engage in value-added telecommunication services and certain other restricted services related to our businesses. As a result, the Company operates relevant businesses in China through certain contractual arrangements by and among the WFOEs, the VIEs and the respective shareholders of the VIEs. This structure allows the WFOEs to be considered the primary beneficiary of the VIEs for accounting purposes and are able to consolidate the VIEs’ operating results in the Company’s financial statements under the U.S. GAAP. This structure also provides contractual exposure to foreign investment in such companies. As of the date of this annual report, to our knowledge, the VIE agreements have not been tested in a court of law in the PRC. Our corporate structure involves unique risks to investors in the ADSs. Investors in the Company’s ADSs are purchasing equity securities of a Cayman Islands holding company rather than equity securities issued by the Company’s subsidiaries and the VIEs. Investors who are non-PRC residents may not directly hold equity interests in the VIEs under current PRC laws and regulations.

For the years ended March 31, 2022, 2023 and 2024, the amount of revenues generated by the VIEs accounted for approximately 78.7%, 79.9%, and 71.2%, respectively, of our total net revenues. As of March 31, 2022, 2023 and 2024, total assets of the VIEs, excluding amounts due from other companies in our Company, equaled to approximately 34.2%, 44.3%, and 44.8% of our consolidated total assets as of the same dates, respectively. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to material penalties or be forced to relinquish our interests in those operations or otherwise significantly change our corporate structure. We and our investors face significant uncertainty about potential future actions by the PRC government that could affect the legality and enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of our company as a whole. Our ADSs may decline in value or become worthless, if we are unable to claim our contractual control rights over the assets of the VIEs that conduct substantially all of our operations in China. For detailed discussion, see “Item 3. Key Information-3.D. Risk Factors-Risks Related to Our Corporate Structure and Contractual Arrangements.”

The following diagram illustrates our corporate structure, including our principal subsidiaries and VIEs, as of the date of this annual report.

Boqii Holding Limited (Cayman Islands)
83.63%
100%
100%
51%
100%
Yoken Holding Limited (Cayman Islands)
Boqii Corporation Limited (Hong Kong)
Boqii International Limited (Hong Kong)
Xingmu International Limited (BVI)
Free Flow Holding Limited (Cayman Islands)
100%
100%
100%
Yoken International Limited (Hong Kong)
Xingmu HK Limited (Hong Kong)
Free Flow Corporation Limited (Hong Kong)
Offshore
Onshore
100%
100%
100%
100%
Chengdu Chongaita Information Technology Co.,Ltd. ("Yoken WFOE")
100%
Shanghai Yiqin Pet Products Co.,Ltd. ("Shanghai Yiqin")
Xincheng(Shanghai) Information Technology Co,Ltd. ("Shanghai Xincheng")
Nanjing Xinmu Information Technology Co.,Ltd. ("Xingmu WFOE")
Shanghai Meiyizhi Supply Chain Co,Ltd ("Meiyizhi WFOE")
Suzhou Taicheng Supply Chain Co.,Ltd. ("Suzhou Taicheng")
Guangcheng(Shanghai) Information Technology Co.,Ltd. ("Shanghai Guangcheng")
Nanjing Xingmu Biotechnology Co.,Ltd. ("Nanjing Xingmu")
Suzhou Xingyun Yueming Supply Chain Co.,Ltd. ("Suzhou Xingyun")

Notes:

Equity interest

Contractual arrangements, including the exclusive technical consulting and service agreement, intellectual property license agreement, equity pledge agreement, exclusive call option agreement, shareholders’ voting rights proxy agreement and loan agreement. See “Item 3. Key Information-Contractual Arrangements with the VIEs and Their Respective Shareholders.”

Contractual Arrangements with the VIEs and Their Respective Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services. Boqii is an exempted company with limited liability incorporated in the Cayman Islands and our wholly owned PRC subsidiaries are currently considered foreign-invested enterprise. Accordingly, our PRC subsidiaries are not eligible to provide value-added telecommunication services in China or import veterinary drugs. To ensure strict compliance with the PRC laws and regulations, we conduct such business activities through the VIEs, Suzhou Taicheng, Shanghai Guangcheng, Nanjing Xingmu and Suzhou Xingyun. Shanghai Xincheng, Xingmu WFOE and Meiyizhi WFOE, our wholly owned subsidiaries in China, have entered into a series of contractual arrangements with the VIEs and their respective shareholders, which enable us to (i) direct the activities of the VIEs, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law. These contractual arrangements include the exclusive consultation and technical service agreement, loan agreements, equity pledge agreement, exclusive purchase option agreement, shareholder voting right trust agreement, and spousal consents, as the case may be.

As a result of these contractual arrangements, we are considered the primary beneficiary of the VIEs for accounting purposes and are able to consolidate their operating results in our financial statements under U.S. GAAP.

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

These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs. If the VIEs or their respective shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements and may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. As of the date of this annual report, to our knowledge, the VIE agreements have not been tested in a court of law in the PRC.

In the opinion of Lifeng Partners, our PRC counsel:

●	the ownership structures of the VIEs do not contravene any PRC laws or regulations currently in effect; and

●	the agreements under the contractual arrangements among Shanghai Xincheng, Shanghai Guangcheng and their respective shareholders, among Xingmu WFOE, Nanjing Xingmu and their respective shareholders, among Meiyizhi WFOE, Suzhou Xingyun and their respective shareholders, as well as among Shanghai Xincheng, Suzhou Taicheng and their respective shareholders governed by PRC laws are valid and binding upon each party to such agreements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect.

In March 2019, the National People’s Congress of the PRC adopted the PRC Foreign Investment Law, which became effective on January 1, 2020. Among other things, the PRC Foreign Investment Law defines the “foreign investment” as investment activities in China by foreign investors in a direct or indirect manner, including those circumstances explicitly listed thereunder as establishing new projects or foreign invested enterprises or acquiring shares of enterprises in China, and other approaches of investment as stipulated by laws, administrative regulations or otherwise regulated by the State Council. The PRC Foreign Investment Law does not specify whether foreign investors’ controlling PRC onshore variable interest entities via contractual arrangements will be recognized as “foreign investment” and thus be subject to the restrictions and/or prohibitions on foreign investments. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. If future laws and regulations specify that the VIE agreements are in violation of relevant PRC laws and regulations and the PRC government accordingly finds that the VIE agreements that establish the structure for operating our podcasts, audio entertainment and other internet related businesses or for importing veterinary drugs do not comply with PRC government restrictions on foreign investment in certain industries, such as value-added telecommunications services business, our ADSs may decline in value or become worthless, we could be subject to severe penalties, including being prohibited from continuing operations. For detailed discussion, see “Item 3. Key Information-3.D. Risk Factors-Risks Related to Our Corporate Structure and Contractual Arrangements.”

Cash Flows through Our Organization

Transfer of Funds and Other Assets

We currently do not have cash management policies that dictate how funds are transferred between us, our subsidiaries and the VIEs. In practice, we estimate and allocate funds to our WFOE and the VIEs based on their respective available cash balances and forecasted cash requirements. Under relevant PRC laws and regulations, we are permitted to remit funds to the VIEs through loans rather than capital contributions. The following diagram summarizes how funds were transferred among Boqii, our subsidiaries, and the VIEs as of March 31, 2024.

Boqii Holding Limited
(Cayman Islands)
83.63%
100%
100%
51%
Yoken Holding Limited
(Cayman Islands)
Boqii Corporation Limited
(Hong Kong)
Boqii International Limited
(Hong Kong)
Xingmu International Limited
(BVI)
100%
100%
Yoken International Limited
(Hong Kong)
Xingmu HK Limited
(Hong Kong)
Offshore
Onshore
100%
100%
100%
Chengdu Chongaita Information Technology Co.,Ltd.
("Yoken WFOE")
100%
Shanghai Yiqin Pet Products Co.,Ltd.
("Shanghai Yiqin")
Xincheng(Shanghai) Information Technology Co,Ltd.
("Shanghai Xincheng")
Nanjing Xinmu Information Technology Co.,Ltd.
("Xingmu WFOE")
Suzhou Taicheng Supply Chain Co.,Ltd.
("Suzhou Taicheng")
Guangcheng(Shanghai) Information Technology Co.,Ltd.
("Shanghai Guangcheng")
Nanjing Xingmu Biotechnology Co.,Ltd.
("Nanjing Xingmu")

As of March 31, 2024, Boqii had made cumulative capital contributions of approximately RMB1,186.6 million (approximately US$164.3 million) to its PRC subsidiaries through intermediate holding companies, which were accounted as long-term investments of Boqii. Furthermore, funds equivalent to approximately RMB31.4 million, nil, and nil were provided to the PRC subsidiaries as loans for the years ended March 31, 2022, 2023 and 2024, respectively, which were accounted as intra-Group payables due to the Group’s entities. These funds have been used by the Company’s PRC subsidiaries for their operations.

The VIEs may transfer cash to the relevant WFOEs by paying service fees according to the exclusive business cooperation agreements. Pursuant to these agreements between each of the VIEs and its corresponding WFOEs, each of the VIEs agrees to pay the relevant WFOE for services related to design and maintenance of the e-commerce platform, consulting services, technical training, research, planning and development of the market and customer support at an amount based on 100% of the balance of the gross consolidated profits of each VIE after offsetting the accumulated losses for the preceding financial years and deducting the working capital, expenses, taxes and other statutory contributions required for any financial year, or the amount determined by the WFOE in accordance with the terms of the agreements. Considering the future operating and cash flow needs of the VIEs, for the years ended March 31, 2022, 2023 and 2024, no service fees were charged to the VIEs by the WFOEs, and no payments were made by the VIEs under these agreements. If there is any amount payable to relevant WFOEs under the VIE agreements, the VIEs will settle the amount accordingly. For more information, see “Item 3. Key Information-Condensed Consolidating Schedule” and consolidated financial statements included elsewhere in this annual report. For any amounts owed by the VIEs to our PRC subsidiaries under the VIE agreements, unless otherwise required by PRC governmental authorities in accordance with relevant PRC laws and regulations, we are able to settle such amounts without limitations under the current effective PRC laws and regulations, provided that the VIEs have sufficient funds to do so.

Dividend Distribution to U.S. Investors and Tax Consequences

We have not previously declared or paid any cash dividend, dividend in kind or distributions, and have no plan to declare or pay any dividends or distributions in the near future on our shares or the ADSs representing our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. For more information, see “Item 8. Financial Information–8.A. Consolidated Statements and Other Financial Information-Dividend Policy.”

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

For PRC and United States federal income tax consideration of an investment in the ADSs, see “Item 10. Additional Information-10.E. Taxation.”

Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors

Boqii ’s ability to pay dividends, if any, to its shareholders and ADS holders and to service any debt it may incur will depend upon dividends paid by our PRC subsidiaries. Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets offshore to Boqii. In particular, under the current effective PRC laws and regulations, dividends may be paid only out of distributable profits. Distributable profits are the net profit as determined under PRC GAAP, less any recovery of accumulated losses and appropriations to statutory and other reserves required to be made. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. As a result, our PRC subsidiaries may not have sufficient distributable profits to pay dividends to us in the near future.

Furthermore, if certain procedural requirements are satisfied, the payment of current account items, including profit distributions and trade and service related foreign exchange transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange (the “SAFE”) or its local branches. However, where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies, approval from or registration with competent government authorities or its authorized banks is required. If we fail to comply with such requirements and satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our offshore intermediary holding companies or ultimate parent company, and therefore, our shareholders or investors in our ADSs. We cannot assure you, in light of such requirements relating to the convertibility of Renminbi into foreign currencies, that our current or future PRC subsidiaries will be able to satisfy their respective payment obligations that are denominated in foreign currencies, including the remittance of dividends outside of the PRC. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Boqii. In addition, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.

Condensed Consolidating Schedule

The following tables present the condensed consolidating schedules of financial information of Boqii, our subsidiaries that are the primary beneficiaries of VIEs and their subsidiaries, the VIEs and their subsidiaries, and other subsidiaries for the periods and as of the dates indicated.

	As of March 31, 2022
	Boqii Holding Limited	All others	Primary Beneficiaries of VIEs and their subsidiaries	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
ASSETS
Current assets:
Cash and cash equivalents	1,166	112,876	28,246	20,567	-	162,855
short-term investments	-	128,084	-	-	-	128,084
Accounts receivable, net	-	2,704	15,092	31,435	-	49,231
Inventories, net	-	4,777	89,130	16,014	-	109,921
Prepayments and other current assets	9,727	13,154	36,750	57,107	-	116,738
Amounts due from related parties	-	-	-	11,726	-	11,726
Intra-Group receivables due from the Group’s entities(1)	-	80,224	896,341	16,535	(993,100)	-
Non-current assets:
Property and equipment, net	-	61	1,003	6,715	-	7,779
Intangible assets	-	-	25,037	507	-	25,544
Operating lease right-of-use assets	-	-	2,879	35,688	-	38,567
Goodwill	-	-	39,690	994	-	40,684
Long-term investments	670	-	-	81,649	-	82,319
Other non-current asset	-	306	1,166	3,389	-	4,861
Long-term investments to the Group’s entities(2)	189,471	-	-	-	(189,471)	-
Total assets	201,034	342,186	1,135,334	282,326	(1,182,571)	778,309
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	-	31,741	128,513	872	-	161,126
Accounts payable	-	39	39,041	55,144	-	94,224
Salary and welfare payable	-	827	447	5,597	-	6,871
Accrued liabilities and other current liabilities	349	1,189	1,369	24,417	-	27,324
Amounts due to related parties, current	-	-	215	4	-	219
Contract liabilities	-	-	-	7,007	-	7,007
Operating lease liabilities, current	-	-	2,763	7,238	-	10,001
Derivative liabilities	-	9,086	-	-	-	9,086
Intra-Group payables due to the Group’s entities(1)	1,510	12,123	33,507	945,960	(993,100)	-
Non-current liabilities:
Deferred tax liabilities	-	-	4,847	-	-	4,847
Operating lease liabilities, non-current	-	-	-	28,197	-	28,197
Other debts, non-current	-	-	23,188	157,874	-	181,062
Investments deficit to the Group’s entities(2)	-	91,196	955,158	-	(1,046,354)	-
Total liabilities	1,859	146,201	1,189,048	1,232,310	(2,039,454)	529,964
Mezzanine equity:
Redeemable non-controlling interests	-	6,522	-	-	-	6,522
Total mezzanine equity	-	6,522	-	-	-	6,522
Shareholders’ equity:
Total Boqii Holding Limited shareholders’ equity	199,175	189,471	(91,196)	(955,158)	856,883	199,175
Non-controlling interests	-	(8)	37,482	5,174	-	42,648
Total shareholders’ equity	199,175	189,463	(53,714)	(949,984)	856,883	241,823
Total liabilities, mezzanine equity and shareholders’ equity	201,034	342,186	1,135,334	282,326	(1,182,571)	778,309

	As of March 31, 2023
	Boqii Holding Limited	All others	Primary beneficiaries of VIEs and their subsidiaries	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
ASSETS
Current assets:
Cash and cash equivalents	129	6,420	67,779	15,522	-	89,850
Short-term investments	-	69,797	-	-	-	69,797
Accounts receivable, net	-	1,763	41,807	33,172	-	76,742
Inventories, net	-	1,693	51,465	27,894	-	81,052
Prepayments and other current assets	10,507	8,268	12,293	48,291	-	79,359
Amounts due from related parties	100	5,497	-	3,782	-	9,379
Intra-Group receivables due from the Group’s entities(1)	-	96,497	1,035,667	83,700	(1,215,864)	-
Non-current assets:
Property and equipment, net	-	29	802	4,661	-	5,492
Intangible assets	-	50	21,443	101	-	21,594
Operating lease right-of-use assets	-	-	49	22,305	-	22,354
Goodwill	-	-	-	-	-	-
Long-term investments	102	-	-	75,505	-	75,607
Long-term investments to the Group’s entities	170,476	-	-	-	(170,476)	-
Amounts due from related parties, non-current	-	-	-	2,988	-	2,988
Other non-current asset	-	262	1,105	5,219	-	6,586
Total assets	181,314	190,276	1,232,410	323,140	(1,386,340)	540,800
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	-	-	85,898	363	-	86,261
Accounts payable	-	92	42,471	13,459	-	56,022
Salary and welfare payable	-	371	946	5,573	-	6,890
Accrued liabilities and other current liabilities	350	1,697	3,161	16,896	-	22,104
Amounts due to related parties, current	-	-	450	21	-	471
Intra-Group payables due to the Group’s entities(1)	2,681	12,112	105,619	1,095,452	(1,215,864)	-
Contract liabilities	-	-	-	4,471	-	4,471
Operating lease liabilities, current	-	-	13	9,207	-	9,220
Derivative liabilities	-	7,850	2,851	-	-	10,701
Non-current liabilities:
Deferred tax liabilities	-	-	5,325	(1,184)	-	4,141
Operating lease liabilities, non-current	-	-	-	12,741	-	12,741
Long-term debt	-	-	27,346	75,481	-	102,827
Investments deficit to the Group’s entities(2)	-	(9,510)	915,738	-	(906,228)	-
Total liabilities	3,031	12,612	1,189,818	1,232,480	(2,122,092)	315,849
Mezzanine equity:
Redeemable non-controlling interests	-	7,197	-	-	-	7,197
Total mezzanine equity	-	7,197	-	-	-	7,197

Shareholders’ equity:
Total Boqii Holding Limited shareholders’ deficit	178,283	170,476	9,510	(915,738)	735,752	178,283
Non-controlling interests	-	(9)	33,082	6,398	-	39,471
Total shareholders’ equity	178,283	170,467	42,592	(909,340)	735,752	217,754
Total liabilities, mezzanine equity and shareholders’ equity	181,314	190,276	1,232,410	323,140	(1,386,340)	540,800

		As of March 31, 2024
	Boqii Holding Limited	All others	Primary beneficiaries of VIEs and their subsidiaries	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
ASSETS
Current assets:
Cash and cash equivalents	69	28,769	24,687	19,197	-	72,722
Accounts receivable, net	-	2,811	23,576	23,731	-	50,118
Inventories, net	-	2,581	41,504	11,104	-	55,189
Prepayments and other current assets	9,693	33,499	18,908	32,418	-	94,518
Amounts due from related parties	-	4,064	-	1,640	-	5,704
Intra-Group receivables due from the Group’s entities(1)		102,392	934,134	19,140	(1,055,666)	-
Non-current assets:
Property and equipment, net	-	-	659	2,444	-	3,103
Intangible assets	-	-	17,885	25	-	17,910
Operating lease right-of-use assets	-	-	1,605	7,346	-	8,951
Goodwill	-	-	-	-	-	-
Long-term investments	38	-	-	65,849	-	65,887
Long-term investments to the Group’s entities	211,476				(211,476)
Amounts due from related parties, non-current	-	-	-	5,658	-	5,658
Other non-current asset	-	110	1,252	2,093	-	3,455
Total assets	211,276	174,226	1,064,210	190,645	(1,267,142)	383,215
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	-	-	5,000	10,213	-	15,213
Accounts payable	-	22	21,978	2,279	-	24,279
Salary and welfare payable	-	406	2,126	440	-	2,972
Accrued liabilities and other current liabilities	(126)	34	8,799	7,960	-	16,667
Amounts due to related parties, current	-	-	-	-	-	-
Intra-Group payables due to the Group’s entities(1)	2,721	12,112	42,911	997,922	(1,055,666)	-
Contract liabilities	-	-	-	1,579	-	1,579
Operating lease liabilities, current	-	-	359	5,254	-	5,613
Derivative liabilities	-	5,721	-	-	-	5,721
Non-current liabilities:
Deferred tax liabilities	-	-	4,435	(1,201)	-	3,234
Operating lease liabilities, non-current	-	-	906	2,209	-	3,115
Long-term debt	-	-	32,441	11,500	-	43,941
Investments deficit to the Group’s entities(2)	-	(63,488)	851,208	-	(787,720)	-
Total liabilities	2,595	(45,193)	970,163	1,038,155	(1,843,386)	122,334
Mezzanine equity:
Redeemable non-controlling interests		7,963				7,963
Total mezzanine equity		7,963				7,963
Shareholders’ equity:
Total Boqii Holding Limited shareholders’ deficit	218,681	211,476	63,488	(851,208)	576,244	218,681
Non-controlling interests	-	(20)	30,559	3,698	-	34,237
Total shareholders’ equity	218,681	211,456	94,047	(847,510)	576,244	252,918
Total liabilities, mezzanine equity and shareholders’ equity	221,276	174,226	1,064,210	190,645	(1,267,142)	383,215

Notes:

(1)	Represents the elimination of intercompany balances among Boqii, the primary beneficiaries of VIEs and their subsidiaries, the other subsidiaries, and the VIEs and their subsidiaries that we consolidate.

(2)	Represents the elimination of investments among Boqii, the primary beneficiaries of VIEs and their subsidiaries, the other subsidiaries, and the VIEs and their subsidiaries that we consolidate.

	Year Ended March 31, 2022
	Boqii Holding Limited	All others	Primary Beneficiaries of VIEs and their subsidiaries	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Net revenues:
Third-party revenues	-	42,769	266,280	877,380	-	1,186,429
Intra-Group revenues(1)	-	-	550,585	56,079	(606,664)	-
Total revenues	-	42,769	816,865	933,459	(606,664)	1,186,429

Cost of revenues:
Third-party cost of revenues	-	(38,203)	(744,834)	(160,661)	-	(943,698)
Intra-Group cost of revenues(1)	-	(637)	(1,761)	(550,585)	552,983	-
Total cost of revenues	-	(38,840)	(746,595)	(711,246)	552,983	(943,698)

Gross profit	-	3,929	70,270	222,213	(53,681)	242,731
Operating expenses:
Third-party operating expenses	(17,058)	(21,896)	(54,015)	(288,291)	-	(381,260)
Intra-Group operating expenses(1)	-	-	(53,681)	-	53,681	-

Total operating expenses	(17,058)	(21,896)	(107,696)	(288,291)	53,681	(381,260)
Other income, net	-	-	182	98	-	280
Loss from operations	(17,058)	(17,967)	(37,244)	(65,980)	-	(138,249)
Equity in loss of the Group’s entities(2)	(132,683)	(115,665)	(81,790)	-	330,138	-
Non-operating income/(expense)	21,351	941	1,825	(20,680)	-	3,437
Loss before income tax expenses	(128,390)	(132,691)	(117,209)	(86,660)	330,138	(134,812)

Income tax benefits	-	-	890	681	-	1,571
Share of results of equity investees	-	-	-	418	-	418
Net loss	(128,390)	(132,691)	(116,319)	(85,561)	330,138	(132,823)
Less: Net income attributable to the non-controlling interest shareholders	-	(8)	(654)	(3,771)	-	(4,433)
Net loss attributable to Boqii Holding Limited	(128,390)	(132,683)	(115,665)	(81,790)	330,138	(128,390)

	Year Ended March 31, 2023
	Boqii Holding Limited	All others	Primary Beneficiaries of VIEs and their subsidiaries	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Net revenues:
Third-party revenues	-	8,937	297,005	786,152	-	1,092,094
Intra-Group revenues(1)	-	-	534,559	86,463	(621,022)	-
Total revenues	-	8,937	831,564	872,615	(621,022)	1,092,094
Cost of revenues:
Third-party cost of revenues	-	(8,967)	(767,831)	(81,810)	-	(858,608)
Intra-Group cost of revenues(1)	-	-	(982)	(534,518)	535,500	-
Total cost of revenues	-	(8,967)	(768,813)	(616,328)	535,500	(858,608)
Gross profit	-	(30)	62,751	256,287	(85,522)	233,486
Operating expenses:
Third-party operating expenses	1,076	(10,342)	(49,737)	(237,852)	-	(296,855)
Impairment of goodwill	-	-	(39,690)	(994)	-	(40,684)
Intra-Group operating expenses(1)	-	-	(85,481)	(41)	85,522	-
Total operating expenses	1,076	(10,342)	(174,908)	(238,887)	85,522	(337,539)
Other income/(expense), net	-	-	127	158	-	285
Loss from operations	1,076	(10,372)	(112,030)	17,558	-	(103,768)
Equity in loss of the Group’s entities(2)	(109,424)	(101,087)	16,245	-	194,266	-
Non-operating income/(expense)	5,550	2,033	(10,591)	(29)	-	(3,037)
Loss before income tax expenses	(102,798)	(109,426)	(106,376)	17,529	194,266	(106,805)
Income tax benefits	-	-	890	21	-	911
Share of results of equity investees	-	-	-	(82)	-	(82)
Net loss	(102,798)	(109,426)	(105,486)	17,468	194,266	(105,976)
Less: Net income attributable to the non-controlling interest shareholders	-	(1)	(4,400)	1,224	-	(3,177)
Net loss attributable to Boqii Holding Limited	(102,798)	(109,425)	(101,086)	16,244	194,266	(102,799)

	Year Ended March 31, 2024
	Boqii Holding Limited	All others	Primary Beneficiaries of VIEs and their subsidiaries	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Net revenues:
Third-party revenues		5,386	240,509	463,457	-	709,352
Intra-Group revenues(1)		-	266,536	41,335	(307,871)	-
Total revenues		5,386	507,045	504,792	(307,871)	709,352
Cost of revenues:
Third-party cost of revenues	-	(4,747)	(471,571)	(92,297)	-	(568,615)
Intra-Group cost of revenues(1)	-	-	(918)	(266,823)	267,741	-
Total cost of revenues	-	(4,747)	(472,489)	(359,120)	267,741	(568,615)
Gross profit	-	639	34,556	145,672	(40,130)	140,737
Operating expenses:
Third-party operating expenses	(9,900)	(12,467)	(42,696)	(138,799)	-	(203,862)
Intra-Group operating expenses(1)	-	-	(40,416)	286	40,130	-
Total operating expenses	(9,900)	(12,467)	(83,112)	(138,513)	40,130	(203,862)
Other income/(expense), net	-	-	2,005	961	-	2,966
Loss from operations	(9,900)	(11,828)	(46,551)	8,120	-	(60,159)
Equity in loss of the Group’s entities(2)	(64,439)	(55,107)	(4,834)	-	124,380	-
Non-operating income/(expense)	10,677	2,483	(7,132)	(15,744)	-	(9,716)
Loss before income tax expenses	(63,662)	(64,452)	(58,517)	(7,624)	124,380	(69,875)
Income tax benefits	-	-	889	38	-	927
Share of results of equity investees	-	-	-	50	-	50
Net loss	(63,662)	(64,452)	(57,628)	(7,536)	124,380	(68,898)
Less: Net income attributable to the non-controlling interest shareholders	-	(13)	(2,521)	(2,700)	-	(5,234)
Net loss attributable to Boqii Holding Limited	(63,662)	(64,439)	(55,107)	(4,836)	124,380	(63,664)

Notes:

(1)	Represents the elimination of the intercompany transactions at the consolidation level. For the years ended March 31, 2022, 2023 and 2024, the primary beneficiary of the VIE didn’t charge any service fees according to the exclusive consultation and service agreements.

(2)	Represents the elimination of investments among Boqii, the primary beneficiaries of VIEs and their subsidiaries, the other subsidiaries and the VIEs and their subsidiaries that we consolidate.

	Year Ended March 31, 2022
	Boqii Holding Limited	All others	Primary Beneficiaries of VIEs and their subsidiaries	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Cash flows from operating activities:
Net cash provided by/(used in) transactions with external parties	(3,626)	16,466	(686,545)	526,201	-	(147,504)
Net cash provided by/(used in) transactions with the Group’s entities	563	(29)	328,791	(329,325)	-	-
Net cash provided by/(used in) operating activities	(3,063)	16,437	(357,754)	196,876	-	(147,504)
Cash flows from investing activities:
Capital contribution to the Group’s entities	(242,713)	(252,255)	-	-	494,968	-
Cash flows of loan funding provided to the Group’s entities, net of repayments received	-	(22,616)	(91,552)	6,294	107,874	-
Other investing activities	(34,687)	(9,593)	83,909	(18,482)	-	21,147
Net cash provided by/(used in) investing activities	(277,400)	(284,464)	(7,643)	(12,188)	602,842	21,147
Cash flows from financing activities:
Capital contribution from the Group’s entities	-	242,713	252,255	-	(494,968)	-
Cash flows of loan funding received from the Group’s entities, net of repayments made	-	(7,167)	23,247	91,794	(107,874)	-
Other financing activities	264,010	-	11,891	(273,906)	-	1,995
Net cash provided by/(used in) financing activities	264,010	235,546	287,393	(182,112)	(602,842)	1,995

	Year Ended March 31, 2023
	Boqii Holding Limited	All others	Primary Beneficiaries of VIEs and their subsidiaries	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Cash flows from operating activities:
Net cash provided by/(used in) transactions with external parties	(36,058)	(18,677)	(471,325)	471,991	-	(54,069)
Net cash provided by/(used in) transactions with the Group’s entities	-	-	449,155	(449,155)	-	-
Net cash provided by/(used in) operating activities	(36,058)	(18,677)	(22,170)	22,836	-	(54,069)
Cash flows from investing activities:
Capital contribution to the Group’s entities	(85,947)	(215,537)	-	-	301,484	-
Cash flows of loan funding provided to the Group’s entities, net of repayments received	36,672	(62,075)	(107,248)	-	132,651	-
Other investing activities	(100)	58,234	(2,000)	(9,638)	-	46,496
Net cash provided by/(used in) investing activities	(49,375)	(219,378)	(109,248)	(9,638)	434,135	46,496
Cash flows from financing activities:
Capital contribution from the Group’s entities	-	85,947	215,537	-	(301,484)	-
Cash flows of loan funding received from the Group’s entities, net of repayments made	-	57,397	6,050	69,204	(132,651)	-
Other financing activities	87,984	(33,557)	(42,614)	(88,469)	-	(76,656)
Net cash provided by financing activities	87,984	109,787	178,973	(19,265)	(434,135)	(76,656)

	Year Ended March 31, 2024
	Boqii Holding Limited	All others	Primary Beneficiaries of VIEs and their subsidiaries	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Cash flows from operating activities:
Net cash provided by/(used in) transactions with external parties	(8,944)	(15,112)	(246,170)	244,798	-	(25,428)
Net cash provided by/(used in) transactions with the Group’s entities	-	-	717,589	(717,589)	-	-
Net cash provided by/(used in) operating activities	(8,944)	(15,112)	471,419	(472,791)	-	(25,428)
Cash flows from investing activities:
Capital contribution to the Group’s entities	(35,466)	(39,938)	-	-	75,404	-
Cash flows of loan funding provided to the Group’s entities, net of repayments received	-	(28,328)	(569,335)	-	597,663	-
Other investing activities	19	40,675	1,901	5,219	-	47,814
Net cash provided by/(used in) investing activities	(35,447)	(27,591)	(567,434)	5,219	673,067	47,814
Cash flows from financing activities:
Proceeds from issuance of ordinary shares	35,920					35,920
Capital contribution from the Group’s entities	-	35,466	39,938	-	(75,404)	-
Cash flows of loan funding received from the Group’s entities, net of repayments made	-	29,551	99,898	468,214	(597,663)	-
Other financing activities	8,815	-	(80,899)	3,032	-	(69,052)
Net cash provided by financing activities	44,735	65,017	58,937	471,246	(673,067)	(33,132)

Permits and Permission Required from the PRC Authorities for Our Operations

As advised by our PRC counsel, Lifeng Partners, except otherwise disclosed in this annual report, as of the date of this annual report, our PRC subsidiaries and the VIEs have obtained all licenses and approvals required for conducting our operations in China, and we currently do not foresee any impediments for us to complete such update or renewal. Additionally, all of the lease agreements of our leased properties have not been registered with the relevant PRC government authorities as required by PRC law and our certain leased properties are for industrial use, which may expose us to potential fines.

If future laws and regulations, the interpretation of current laws and regulations, or other relevant laws and regulations require us or parties on whom we rely to obtain additional licenses, permits, filings, certificates, or approvals for our business operations in the future, or if we, VIEs or their subsidiaries are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits, approvals, certificates, or filings, there can be no assurance that we, VIEs or their subsidiaries will successfully obtain such permits, licenses or certificates. and the relevant PRC regulatory authorities would take action in dealing with such violations or failures. In addition, if we had inadvertently concluded that such approvals, permits, registrations or filings were not required, or if applicable laws, regulations or interpretations change in a way that requires us to obtain such approval, permits, registrations or filings in the future, we and the VIEs may be unable to obtain such necessary approvals, permits, registrations or filings in a timely manner. Any such circumstance may subject us to fines and other regulatory, civil or criminal liabilities, and we may be ordered by the competent government authorities to suspend relevant operations, which will materially and adversely affect our business operation. Furthermore, we may be subject to regular inspections, examinations, inquiries or audits by regulatory authorities, and an adverse outcome of such inspections, examinations, inquiries or audits may result in the loss or non-renewal of the relevant licenses and approvals. Moreover, the criteria used in reviewing applications for, or renewals of licenses and approvals may change from time to time, and there can be no assurance that we will be able to meet new criteria that may be imposed to obtain or renew the necessary licenses and approvals. Many of such licenses and approvals are material to the operation of our business, and if we fail to maintain or renew material licenses and approvals, our ability to conduct our business could be materially impaired. See “Item 3. Key Information-3.D. Risk Factors-Risks Related to Doing Business in China- PRC laws and regulations regarding data security and cybersecurity are evolving. These laws and regulations could have a material impact on our business operation.”

Regulatory Developments

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

In the past, we were fined RMB100,000 by Shanghai Internet Information Office in December 2021 for the publishing and transmission of illegal information on our Boqii Pet APP and RMB5,000 by the Shanghai Pudong New Area Market Supervision Administration in May 2023 for the failure to stop sending commercial information to consumers upon receiving their request to unsubscribe. As of the date of this annual report, we have not been involved in any investigations or become subject to a cybersecurity review initiated by the CAC based on the Revised Cybersecurity Review Measures, and we have not received any inquiry, notice, warning, sanctions in such respect or any regulatory objections to our listing on NYSE American LLC, or NYSE American, from the CAC. If the CSRC, the CAC or other regulatory agencies later deem us to be a critical information infrastructures operator and require that we obtain their approvals for our future offshore offerings, we may be unable to obtain such approvals in a timely manner, or at all. Any such circumstance could affect our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations affecting our operations could affect our ability to attract new customers and/or users and cause the value of our securities to significantly decline. For more information related to risks of cybersecurity review related to our business, see “Item 3. Key Information-3.D. Risk Factors-Risks Related to Doing Business in China-PRC laws and regulations regarding data security and cybersecurity are evolving. These laws and regulation could have a material impact on our business operation.”

Permissions or Approvals Required from the PRC Authorities for Offering Securities to Foreign Investors

On July 6, 2021, the relevant PRC governmental authorities published the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On December 24, 2021, the CSRC published the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or, collectively, the Draft Overseas Listing Regulations, which set out the new regulatory requirements and filing procedures for Chinese companies seeking direct or indirect listing in overseas markets. The Draft Overseas Listing Regulations, among others, stipulate that Chinese companies that seek to offer and list securities in overseas markets shall fulfill the filing procedures with and report relevant information to the CSRC, and that an initial filing shall be submitted within three business days after the application for an initial public offering in an overseas market is submitted, and a second filing shall be submitted within three business days after the listing is completed. Moreover, an overseas offering and listing is prohibited under circumstances if (i) it is prohibited by PRC laws, (ii) it may constitute a threat to or endanger national security as reviewed and determined by competent PRC authorities, (iii) it has material ownership disputes over equity, major assets, and core technology, (iv) in recent three years, the Chinese operating entities and their controlling shareholders and actual controllers have committed relevant prescribed criminal offenses or are currently under investigations for suspicion of criminal offenses or major violations, (v) the directors, supervisors, or senior executives have been subject to administrative punishment for severe violations, or are currently under investigations for suspicion of criminal offenses or major violations, or (vi) it has other circumstances as prescribed by the State Council. The Draft Overseas Listing Regulations, among others, stipulate that when determining whether an offering and listing shall be deemed as “an indirect overseas offering and listing by a Chinese company,” the principle of “substance over form” shall be followed, and if the issuer meets the following conditions, its offering and listing shall be determined as an “indirect overseas offering and listing by a Chinese company” and is therefore subject to the filing requirement: (i) the revenues, profits, total assets or net assets of the Chinese operating entities in the most recent financial year accounts for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; and (ii) the majority of senior management in charge of business operation are Chinese citizens or have domicile in the PRC, and its principal place of business is located in the PRC or main business activities are conducted in the PRC.

Furthermore, on February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Overseas Listing Trial Measures, which became effective on March 31, 2023. On the same date of the issuance of the Overseas Listing Trial Measures, the CSRC circulated No.1 to No.5 Supporting Guidance Rules, the Notes on the Overseas Listing Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, or collectively, the Guidance Rules and Notice. Under the Overseas Listing Trial Measures and the Guidance Rules and Notice, domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Overseas Listing Trial Measures within three business days following its submission of initial public offering or listing application. The companies that have already been listed on overseas stock exchanges are not required to make immediate filings for its listing, yet need to make filings for subsequent offerings in accordance with the Overseas Listing Trial Measures. In view of the fact that the Overseas Listing Trial Measures have come into effect on March 31, 2023, we shall fulfill the filing procedures with the CSRC for any future offshore offering as per requirements of the Overseas Listing Trial Measures. According to CSRC’s Questions and Answers with respect to Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies on February 17, 2023, for the filing of overseas listing of enterprises with VIE structure, the filing procedure will adhere to the principles of market-oriented principle, rule of law, and strengthened regulatory synergy. The CSRC will consult the relevant competent authorities, and the overseas listing of VIE structured enterprises that meet the compliance requirements will be filed. We may not be able to complete the filing if the filing materials are incomplete or do not meet the requirements of the CSRC. Any failure to obtain or delay in go through filing procedures for any of our offshore offerings, or a rescission of such filing if completed, may subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which may materially and adversely affect our business, financial condition, and results of operations.

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reason for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Summary of Significant Risk Factors

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	Our limited operating history across our various business initiatives makes it difficult to evaluate our business prospects and future growth rate. For details, see the risk factor with the same heading on page 18 of this annual report.

●	We have a history of net losses and may continue to incur losses in the future. For details, see the risk factor with the same heading on page 18 of this annual report.

●	We have significant working capital requirements and have historically experienced working capital deficits. If we continue to experience such working capital deficits in the future, our business, liquidity, financial condition and results of operations may be materially and adversely affected. For details, see the risk factor with the same heading on page 19 of this annual report.

●	If we are unable to diversify our monetization channels, our business and prospects may be materially and adversely affected. For details, see the risk factor with the same heading on page 19 of this annual report.

●	Our business, prospects and financial results may be affected by our relationship with third-party e-commerce platforms. For details, see the risk factor with the same heading on page 19 of this annual report.

●	Our business is subject to the changing preferences and needs of our customers and their pets. Any failure by us to timely adapt our offerings according to changes in customer preferences may adversely affect our business and results of operations. For details, see the risk factor with the same heading on page 19 of this annual report.

●	If we fail to acquire and retain new customers, or fail to do so in a cost-effective manner, our business, financial condition and results of operations may be materially and adversely affected. For details, see the risk factor with the same heading on page 20 of this annual report.

Risks Related to Our Corporate Structure and Contractual Arrangements

Having a corporate structure being based primarily in China poses risks to investors. Risks and uncertainties related to our corporate structure and the contractual arrangements include, but are not limited to, the following:

●	There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect our financial condition and results of operations. If the PRC government finds our contractual arrangements noncompliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs. For details, see the risk factor with the same heading on page 37 of this annual report.

●	Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law and how it may impact our business, financial condition and results of operations. For details, see the risk factor with the same heading on page 38 of this annual report.

●	We rely on contractual arrangements with the VIEs and their respective shareholders for our business operations, which may not be as effective as direct ownership in providing operational control. For details, see the risk factor with the same heading on page 38 of this annual report.

●	Any failure by any of the VIEs or their shareholders to perform their respective obligations under our contractual arrangements with them would have a material and adverse effect on our business. For details, see the risk factor with the same heading on page 39 of this annual report.

●	Our contractual arrangements are governed by PRC law. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures. For details, see the risk factor with the same heading on page 39 of this annual report.

Risks Related to Doing Business in China

Having the majority of our operations in China poses risks to investors. We face risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws, rules and regulations in China:

●	Uncertainties with respect to the PRC legal system could adversely affect us. For details, see the risk factor with the same heading on page 41 of this annual report.

●	PRC laws and regulations regarding data security and cybersecurity are evolving. These laws and regulations could have a material impact on our business operation. For details, see the risk factor with the same heading on page 42 of this annual report.

●	Any failure or perceived failure by us to comply with Anti-monopoly Guidelines for Internet Platforms and other Anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations. For details, see the risk factor with the same heading on page 44 of this annual report.

We face risks that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations, significantly limit or hinder our ability to offer or continue to offer securities to investors, and cause the value of such securities to significantly decline or be worthless:

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. For details, see the risk factor with the same heading on page 40 of this annual report.

●	The permission and approval from the CSRC or other PRC government authorities may be required in connection with an offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such permission or approval. For details, see the risk factor with the same heading on page 42 of this annual report.

In addition, we are also subject to other risks and uncertainties related to doing business in China, which include, but are not limited to risks related our business, enforcement of legal procedures and regulatory developments in relation to the Public Company Accounting Oversight Board (“PCAOB”) inspection:

●	Our business, financial condition and results of operations depend on the level of consumer confidence and spending in China and may be adversely affected by the downturn in the global or Chinese economy. For details, see the risk factor with the same heading on page 41 of this annual report.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws, and the ability of U.S. authorities to bring actions in China may also be limited. For details, see the risk factor with the same heading on page 45 of this annual report.

●	It may be difficult for overseas regulators to conduct investigation or collect evidence within China. For details, see the risk factor with the same heading on page 45 of this annual report.

●	Trading in our securities will be prohibited under the Holding Foreign Companies Accountable Act (the “HFCAA”) if the PCAOB determines that it is unable to inspect or investigate completely our registered public accounting firm, and as a result, U.S. national securities exchanges, such as the NYSE American, may determine to delist our securities. For details, see the risk factor with the same heading on page 51 of this annual report.

Risks Related to Our Class A Ordinary Shares and Our ADSs

In addition to the risks described above, we are subject to risks related to our ADSs, including, but are not limited to, the following:

●	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors. For details, see the risk factor with the same heading on page 53 of this annual report.

●	Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial. For details, see the risk factor with the same heading on page 54 of this annual report.

●	The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs. For details, see the risk factor with the same heading on page 54 of this annual report.

●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline. For details, see the risk factor with the same heading on page 54 of this annual report.

●	The sale or availability for sale of substantial amounts of ADSs could adversely affect their market price. For details, see the risk factor with the same heading on page 54 of this annual report.

●	Techniques employed by short sellers may drive down the market price of the ADSs. For details, see the risk factor with the same heading on page 55 of this annual report.

●	Due to our ADS’ price fluctuations, our passive foreign investment company, or PFIC, status for the year ended March 31, 2024 is uncertain, and there is a significant risk that we will be a PFIC for the current or any future taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or our Class A ordinary shares. For details, see the risk factor with the same heading on page 58 of this annual report.

Risks Related to Our Business and Industry

Our limited operating history across our various business initiatives makes it difficult to evaluate our business prospects and future growth rate.

We have a limited operating history across our various business initiatives, such as operating our private label lines, cooperating with KOLs to promote sales on our platform, offering SaaS solution to offline pet stores, engaging in pet healthcare business and other new pet-related product and service offerings. As a result, our historical performance may not be indicative of our future growth or financial results. In addition, we may continue to introduce and implement new business strategies and initiatives as we continue to respond to changing market needs and customer preferences. We cannot assure you that we will be able to successfully implement our business initiatives or achieve our expected growth rate, or at all, as our business model continues to evolve. Our overall business growth may slow down or become negative, and our revenues may decline for a number of possible reasons, some of which are beyond our control, including decreasing customer spending, changes in consumer preferences, increasing competition, declining growth of our overall market or industry, the emergence of alternative business models, changes in rules, regulations, government policies or general economic conditions. Our net revenues were approximately RMB1,186.4 million, RMB1,092.1 million, and RMB 709.4 million (approximately US$98.2 million) in the years ended March 31, 2022, 2023 and 2024, respectively. If our net revenues continue to decline in future or if our business initiatives fail to yield positive customer acceptance or economic returns as expected or if such initiatives cause any material disruption to our business model, investors’ perceptions of our business and prospects may be materially and adversely affected and the market price of the ADSs could decline. You should consider our prospects in light of the risks and uncertainties that companies with a limited operating history may encounter.

We have a history of net losses and may continue to incur losses in the future.

We recorded net loss of approximately RMB132.8 million, RMB106.0 million, and RMB 68.9 million (approximately US$9.5 million) for the years ended March 31, 2022, 2023 and 2024, respectively. Our net revenues will be impacted by various factors, including customer spending and preference, competitive landscape and macroeconomic and regulatory environment. Hence, our net revenues may not grow at the rate we expect.

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

We had a positive working capital, representing the difference between total current assets and total current liabilities, of approximatelyRMB262.7 million, RMB210.0 million, and RMB 206.2 million (approximately US$28.6 million) as of March 31, 2022, 2023 and 2024, respectively. Although we had a positive working capital as of March 31, 2024 to meet our ongoing working capital needs, there is no assurance that we will generate sufficient net income or operating cash flows to meet our working capital requirements and repay our liabilities as they become due in the future. Working capital constraints have in the past limited, and may continue to limit, our ability to grow revenues, especially with emerging brands that generally require larger inventory investments during their early commercial development. Working capital deficits will restrict our liquidity position and have a negative impact on our ability to repay current liabilities. Our inability to take actions that address our working capital deficit in a timely and efficient manner, including prudently managing our working capital, or raising additional equity or debt financing on terms that are acceptable to us when necessary, could materially adversely affect our liquidity, results of operations, financial condition and ability to operate.

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

In addition, these monetization strategies will require significant efforts and resources from our management. For instance, we need to continue to manage our relationships with KOLs to ensure that our content appeals to our users and customers in an effort to monetize our online community user base. Content offerings may not achieve broad user acceptance, and may present new and difficult technological or operational challenges and subject us to claims if users and customers are not satisfied with the quality of the content or if customers are not satisfied with the products promoted on our platform. For further information, see “Item 3. Key Information-3.D. Risk Factors-If we fail to maintain our relationships with content creators, in particular KOLs, or if our KOLs fail to produce popular pet-focused contents, we may not be able to attract or retain users of our online community, and our revenues and results of operations may be harmed.” Also, we will need to gain acceptance from offline pet stores and maintain steady relationships with them to expand our offline distribution network. For further information, see “Item 3. Key Information-3.D. Risk Factors-Our business, prospects and financial results may be affected by our relationships with offline pet stores.” All of these endeavors involve risks and will require significant management, financial and human resources. We cannot assure you that we will be able to implement our strategies successfully. If we are not able to diversify our monetization channels and achieve growth in our financials effectively, our business and prospects may be materially and adversely affected.

Our business, prospects and financial results may be affected by our relationship with third-party e-commerce platforms.

In addition to our self-operated Boqii Mall, we also operate flagship stores on third-party e-commerce platforms, including Tmall, JD.com, Douyin, Red and Pinduoduo. We leverage customer traffic of these e-commerce platforms to boost our product sales. Sales through these platforms have significantly contributed to our financial performance. Nevertheless, these e-commerce platforms tend to lack expertise in the pet industry, and may lose appeal to customers who need tailored services and specialized pet products. To the extent that we fail to leverage traffic on these third-party platforms, our flagship store sales may decline and we may experience difficulties in locating customers. At the same time, our cooperation with these third-party platforms may be negatively affected by a number of factors, including but not limited to higher commissions and fees, negative publicity and service outages of these platforms, all of which are beyond our control. In addition, these third-party platforms may deem our business a strong competitor of theirs and terminate their cooperation with us. If our relationships with these third-party platforms deteriorate or are terminated or if we fail to maintain the relationships on commercially viable terms, we may not be able to quickly locate alternative sales channels. Hence, our operations and financial condition will be materially and adversely affected.

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

Our success depends on our ability to acquire and retain new customers and to do so in a cost-effective manner. We must continue to acquire customers in order to increase sales and achieve profitability. Considering our ability to monetize the user base of our online community is also critical to our business and growth, we have invested heavily in branding, sales and marketing to acquire and retain customers. We operate a pet-focused online community in China’s pet market with approximately 5.3 million active buyers for the year ended March 31, 2024. As of March 31, 2024, we managed over 750 pet-focused Weixin/WeChat groups to extend our customer reach and promote our brand. We also leverage third-party e-commerce platforms and social networks for customer traffic. As social network and e-commerce channels continue to rapidly evolve, we may be unable to develop or maintain a presence within these channels. Furthermore, we utilize online search engines from time to time on an as-needed basis to generate additional traffic to our platforms through search engine optimization and posting sponsored articles. In the years ended March 31, 2022, 2023 and 2024, we incurred approximately RMB171.0 million, RMB124.0 million, RMB 85.1 million (approximately US$11.8 million) in sales and marketing expenses, respectively. We expect to continue to spend significant amounts to acquire additional customers and retain existing ones, which may lead to increased net losses. However, there is no assurance that we will be able to recover the costs of our sales and marketing activities or successfully convert users on our online community into our customers, or that these activities will be effective in attracting new customers or retaining existing customers. If we fail to attract sufficient new customers, increase our sales per customer, generate customer traffic for our online sales platforms, generate repeat purchases or maintain high levels of customer engagement in a cost-effective and timely manner, or at all, our revenues may decrease and our business, financial condition, and results of operations will be materially and adversely affected.

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

We believe that the recognition and reputation of our brands among customers and brand partners are crucial to our business and competitiveness. Many factors, some of which are beyond our control, are important to maintaining and enhancing our brands and may negatively impact our brands and reputation if not properly managed. These factors include our ability to:

●	maintain superior customer experience;

●	maintain a diverse selection of high-quality products;

●	maintain and grow our customer base, online community user base and keep our users highly active and engaged;

●	maintain and grow our content offerings and ensure access to high-quality content creators, especially KOLs;

●	maintain and enhance our reputation and goodwill generally and in the event of any negative publicity on product quality, customer services, internet security, or other issues affecting us or our industry in China;

●	maintain our relationships with brand partners, manufacturers, physical pet stores and pet hospitals and oversee the quality of products and services provided by these third parties; and

●	maintain our relationships with KOLs and ensure that their behaviors represent our brands and products.

We operate in a relatively new and evolving market.

Our business and prospects primarily depend on the continuing development and growth of China’s pet industry, which is relatively new, evolving and unproven. China’s pet industry is affected by numerous factors, including but not limited to, comprehensive consumption upgrade, governmental and regulatory policy and expansion and diversification of pet products and services portfolio. Compared to U.S. pet parents, Chinese pet parents generally have less pet parenting experience. They are generally more price sensitive and less brand loyal. Accordingly, we believe that first-time Chinese pet parents prefer general e-commerce platforms that offer pet products at competitive prices, and we also believe that they have limited demand for specialized, pure-play online retail platforms with high-quality pet-focused product offerings, such as our online sales platforms. If we no longer offer competitive discounts, we may experience a decrease in the number of our customers and their orders, which materially and adversely affects our results of operations and financial condition. Pet products still represent a niche market in China. If China’s pet industry does not grow or grows slower than expected, our business, financial condition and results of operation may be materially and adversely affected.

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

We expect competition in China’s pet industry, in particular among pet-focused online retail platforms, to continue to increase. We believe that our ability to compete successfully in this market depends on many factors both within and beyond our control, including:

●	the size and composition of our customer base;

●	the number of brand partners and products that we feature;

●	the quality and price of the products that we offer;

●	our ability to customize content and product recommendations to customers tailored to their needs;

●	the convenient shopping experience that we provide;

●	our selling and marketing efforts, including our ability to promote the brands of our brand partners and our private label brands; and

●	our reputation and brand strength.

If we fail to compete successfully in this market, our business, financial condition, and results of operations could be materially and adversely affected.

We may be unable to manage and expand the relationships with brand partners, or otherwise fail to cooperate with them at favorable terms, and our business and growth prospects may suffer as a result.

We cooperate with our brand partners to provide a substantial majority of the products offered on our platforms. Maintaining strong relationships with our brand partners is important to the growth of our business. If we lose our existing brand partners due to, for example, increased competition, ineffectiveness of our advertisement solutions or fulfillment process, a significant change in the business policy or operation of the relevant brand partners, or any deterioration in our relationship with such brand partners, our business, financial condition and results of operations may be materially and adversely affected.

We generally do not maintain long-term exclusive supply contracts with our brand partners. We cannot assure you that our existing brand partners will continue to cooperate with us on commercially attractive terms, or at all, after the term of the current agreements expire. If these brand partners choose to enter into distribution agreements with our competitors or develop and rely on their in-house e-commerce capabilities, our sales could suffer and our business could be adversely affected. The loss of any of our significant brand partners or the discontinuance of any preferential pricing or supply terms they currently offer to us would have a material and negative impact on our business, financial condition, and results of operations. Additionally, there can be no assurance that our current brand partners will be able to accommodate our requirements. An inability of our existing brand partners to provide products in a timely or cost-effective manner could also impair our business and growth prospects. Moreover, our principal brand partners have provided us with certain incentives, such as cash rebates and free products. A reduction or discontinuance of these incentives would increase our costs and prevent us from achieving our profitability. In addition, if one or more of our brand partners were to offer these incentives, including preferential pricing, to our competitors, our competitive advantage would be reduced, which could materially and adversely affect our business, financial condition, and results of operations.

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

Moreover, as we sell both branded products sourced from our brand partners and our private label products on our online sales platforms, we are likely to face competition from our brand partners. Branded products may have an advantage over our private label products primarily due to name recognition, although private label products are typically more competitively priced compared to branded products. In addition, selling private label products may harm our relationship with our brand partners. If we lose our brand partners or if our relationships with our brand partners deteriorate, our business may be adversely affected. See “Item 3. Key Information-3.D. Risk Factors–We may be unable to manage and expand the relationships with brand partners, or otherwise fail to cooperate with them at favorable terms, and our business and growth prospects may suffer as a result.”

We outsource the manufacturing of our private label products. As a result, our business, results of operations, financial conditions and reputation may be affected by issues relating to our manufacturer.

We outsource the manufacturing of our private label products to pet food manufacturers in China. We may be unable to maintain our relationships with our manufacturing partners or identify or enter into relationships with new manufacturing partners to meet the manufacturing needs of our private label business in a timely manner, or at all. Additionally, manufacturing at our manufacturing partners may be disrupted or delayed for a variety of reasons, including, but not limited to, natural and man-made disasters, health epidemics, information technology system failures, commercial disputes, labor disputes, and environmental and worker health and safety issues. As a result, we may experience shortage in supply and delay in delivery of our private label products, and our business, financial condition, results of operations and reputation may be materially and adversely affected.

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

Negative publicity about us or our business, shareholders, affiliates, directors, officers or other employees, brand partners, manufacturers, content creators, third-party platforms, delivery service providers and other third parties as well as the industry in which we operate, can harm our operations and reputation. Such negative publicity could be related to a variety of matters, including, but not limited to:

●	alleged misconduct or other improper activities committed by our shareholders, affiliates, directors, officers and other employees, as well as our brand partners, manufacturers, content creators, third-party platforms, delivery service providers and other third parties;

●	allegations or rumors about us or our shareholders, affiliates, directors, officers and other employees, as well as our brand partners, manufacturers, content creators, third-party platforms, delivery service providers and other third parties;

●	customer complaints about the quality of products and services provided by us or third parties we cooperate with;

●	infringement activities associated with counterfeit goods on our platform;

●	security breaches or customer data leakage;

●	governmental and regulatory investigations or penalties resulting from our failure to comply with applicable laws and regulations;

●	instances of product or service safety issues, even those not involving us or our business partners; and

●	other lawsuits and legal proceedings, with or without merits.

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

Although we have adopted various measures to ensure the authenticity of products sold on our platform, these measures may not always be successful. If we were to negligently participate or assist in infringement activities associated with counterfeit goods or failed to duly verify the qualifications or the licenses of our brand partners, we may be subject to sanctions under PRC law, including injunctions to cease infringing activities, rectification, compensation, administrative penalties and even criminal liability, depending on the gravity of such misconduct. See “Item 4.B. Business Overview-Regulation-Regulations on Consumer Protection” and “Item 4.B. Business Overview-Regulation-Regulations on E-commerce.”

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

Failures to successfully optimize, operate and manage our fulfillment network result in excess or insufficient fulfillment capacity, increased costs, and impairment charges, any of which could materially and adversely affect our business. As of March 31, 2024, we operated one warehouse and utilized three fulfillment centers, and as we continue to expand our business with different requirements and add fulfillment capacity, our fulfillment network will become increasingly complex and operating them will become more challenging. We strategically closed our warehouse in Hong Kong in late 2019 and sought to cooperate with additional new warehouses in mainland China to better manage global macro-economic risks. If we grow faster than we anticipate, we may exceed our fulfillment capacity sooner than we anticipate, we may experience difficulties fulfilling orders in a timely manner and our customers may experience delays in receiving their purchases, which could harm customer experience and our reputation. As a result, we would need to increase our capital expenditures on expanding our fulfillment network sooner than we expected. We cannot assure you that we will be able to locate suitable facilities or recruit qualified managerial and operational personnel to support the expansion our fulfillment network. Also, there can be no assurance that we will be able to operate our fulfillment network cost effectively.

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

Our business generates and processes a large quantity of data. We face risks inherent in handling and possessing large volumes of data and in protecting the security of such data. In particular, we face a number of challenges relating to data from transactions and other activities on our platforms, including without limitation:

●	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;

●	addressing concerns related to privacy and sharing, safety, security and other factors; and

●	complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure or security of personal information, including any requests from regulatory and government authorities relating to such data.

Concerns about our practices with regard to the collection, use or disclosure of personal information or other privacy-related and security matters, even if unfounded, could damage our reputation and operations. On November 28, 2019, the Secretary Bureau of the Cyberspace Administration of China, the General Office of the Ministry of Industry and Information Technology, the General Office of the Ministry of Public Security and the General Office of the State Administration for Market Regulation promulgated the Identification Method of Illegal Collection and Use of Personal Information Through App, which provides guidance for the regulatory authorities to identify the illegal collection and use of personal information through mobile apps, and for the app operators to conduct self-examination and self-correction and for other participants to voluntarily monitor compliance. Moreover, the PRC Constitution, the PRC Criminal Law, the Civil Code of the PRC and the Cybersecurity Law protect individual privacy in general, which require certain authorization or consent from internet users prior to collection, use or disclosure of their personal data and also protection of the security of the personal data of such users. In particular, Amendment 7 to the PRC Criminal Law prohibits institutions, companies and their employees in the telecommunications and other industries from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services. While we strive to comply with all applicable data protection laws and regulations, as well as our own privacy policies, any failure or perceived failure to comply may result in proceedings or actions against us by government entities or private individuals, which could have an adverse effect on our business. See “Item 3. Key Information-3.D. Risk Factors-Risks Related to Doing Business in China-PRC laws and regulations regarding data security and cybersecurity are evolving. These laws and regulations could have a material impact on our business operation.” Moreover, failure or perceived failure to comply with applicable laws and regulations related to the collection, use, or sharing of personal information or other privacy-related and security matters could result in a loss of confidence in us by customers and users, which could adversely affect our business, financial condition and results of operations.

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

Risks and uncertainties associated with such investments, acquisitions or strategic alliances include:

●	acquired businesses or assets may not yield the results we expect;

●	acquisitions of assets and businesses have in the past resulted, and may continue to result, in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to intangible assets and exposure to potential unknown liabilities of the acquired businesses or assets;

●	any future strategic alliances, investments or acquisitions and the subsequent integration of the new assets and businesses obtained or developed from such transactions into our own may divert management from their primary responsibilities and subject us to additional liabilities;

●	to the extent we fund these investment or acquisition through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted;

●	the cost of identifying and consummating acquisitions, and integrating the acquired businesses or assets into ours, may materially exceed our expectations, and the integration of acquired businesses or assets may be disruptive to our business operations;

●	we may not be able to successfully retain the customers and key personnel of acquisitions over the longer term, which could also adversely affect our business;

●	we may have to obtain approval from the relevant PRC governmental authorities or counterparts elsewhere in the world for the acquisitions and comply with any applicable PRC rules and regulations, which may be costly; and

●	if we fail to integrate successfully such acquisitions, or the business associated with such acquisitions, into our company, the revenues and operating results of the combined company could be adversely affected.

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

Although we do not hold funds at the banks described above, we have funds at other banks, including a commercial bank in China jointly held by SVB and Shanghai Pudong Development Bank. As of March 31, 2024, funds we deposited at this bank accounted for approximately 1.1% of our total assets, and as of the date of this annual report, we have not experienced any difficulty in withdrawing cash from the relevant deposit account. Additionally, we generally seek to diversify our cash and cash equivalents across several financial institutions in an attempt to minimize exposure to any one of these entities. Nevertheless, our cash balance with a financial institution may exceed the amount under the deposit guarantee program in the relevant jurisdiction. To the extent any of the financial institutions in which we have deposited funds ultimately fails, we may lose our deposits to the extent they exceed the amount under the deposit guarantee program in the relevant jurisdiction, and/or we may be required to move our accounts to another financial institution, which could cause operational difficulties, such as delays in making payments to third parties, which could have an adverse effect on our business, financial condition and results of operations.

Disruption in the financial markets and economic conditions could affect our ability to raise capital.

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

Our employees and outsourced workers may engage in illegal, fraudulent, corrupt or collusive activities that adversely affect our business. For example, if an employee were to engage in illegal or suspicious activities such as fraud, theft, kickback or bribery, we could suffer direct losses, become subject to regulatory sanctions and suffer serious harm to our financial condition and reputation. In addition, any business misconduct in violation of applicable laws and regulations could also subject us to administrative penalties or fine, or even criminal liability in extreme cases, by the competent authorities. In the past, we were fined RMB100,000 by Shanghai Internet Information Office in December 2021 for the publishing and transmission of illegal information on our Boqii Pet APP and RMB5,000 by the Shanghai Pudong New Area Market Supervision Administration in May 2023 for the failure to update system promptly upon receiving customers’ request to unsubscribe, which resulted in resending commercial information to them. As the date of this annual report, we have rectified these two activities. There can be no assurance that our internal controls and policies will prevent fraud or illegal activity or that similar incidents will not occur in the future. Any of such activities could severely damage our brand and reputation, which could drive customers away from our platform, and materially and adversely affect our business, financial condition and results of operations.

We rely on proper operation and maintenance of our platforms and internet infrastructure and telecommunications networks in China. Any deficiencies, malfunction, capacity constraint or operation interruption, any undetected programming errors or flaws or failure to maintain effective customer service could harm our reputation, impair our platform, and may have an adverse impact on our business.

Currently, a majority of our product sales are generated through our online sales platforms. Therefore, the satisfactory performance, reliability and availability of our platforms are critical to our success and our ability to attract and retain users and customers. Our business depends on the performance and reliability of the internet infrastructure in China. The reliability and availability of our platforms depends on telecommunications carriers and other third-party providers for communications and storage capacity, including bandwidth and server storage. If we are unable to enter into and renew agreements with these providers on acceptable terms, or if any of our existing agreements with such providers are terminated as a result of our breach or otherwise, our ability to provide our services to our users and customers could be adversely affected.

Access to internet in China is maintained through state-owned telecommunications carriers under administrative control, and we obtain access to end-user networks operated by such telecommunications carriers and internet service providers to give customers access to our mobile platform. The failure of telecommunications network operators to provide us with the requisite bandwidth could also interfere with the speed and availability of our platforms. Service interruptions prevent customers from accessing our platforms and placing orders, and frequent interruptions could frustrate users and customers and discourage them from attempting to place orders or accessing our platforms, which could cause us to lose customers and harm our operating results.

In addition, our platforms and internal systems rely on software that is highly technical and complex, and depend on the ability of such software to store, retrieve, process and manage immense amount of data. The software on which we rely has contained, and may now or in the future contain, undetected programming errors or flaws. Some errors may only be discovered after the code has been released for external or internal use. Errors or other design defects within the software on which we rely may result in a negative experience for customers using our platforms, delay introductions of new features or enhancements, result in errors or compromise our ability to support effective customer service and enjoyable customer engagement. Any errors, bugs or defects discovered in the software on which we rely could result in harm to our reputation and loss of users and customers, which could adversely affect our business, results of operations and financial conditions.

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

We may be held liable for information or content displayed on, retrieved from or linked to our platforms, or distributed to our users and customers, and PRC authorities may impose legal sanctions on us, including, in serious cases, suspending or revoking the licenses necessary to operate our platforms.

The PRC government has adopted regulations governing internet access and the distribution of news and other information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses, and the closure of the concerned websites. The website operator may also be held liable for such censored information displayed on or linked to the websites. Our content creators engage in sales promotion activities through interacting and exchanging information with our users and customers and generating and distributing content. It is possible that our users and customers, including our content creators, may engage in illegal, obscene or incendiary conversations or activities, including displaying or publishing information or content that may be deemed unlawful under PRC laws and regulations on our platforms. Our informative and interactive content platform, Boqii Community, also allows users to upload user-generated content on our platform, which exposes us to potential disputes and liabilities in connection with third-party copyrights. When users register on our platforms, they agree to our standard agreement, under which they agree not to disseminate any content infringing on third-party copyright on our platform. However, if any information or content on our platforms is deemed illegal, obscene or incendiary, or if appropriate licenses and third-party consents have not been obtained, claims may be brought against us for defamation, libel, negligence, copyright, patent or trademark infringement, other unlawful activities or other theories and claims based on the nature and content of the information delivered on or otherwise accessed through our platform. Defending against any such actions could be costly and involve significant time and attention of our management and other resources.

If our platforms or content is found to be in violation of any applicable requirements, we may be penalized by relevant authorities, or, if we are not eligible for the safe harbor exemption, or if it is found that we have not adequately managed the information or content on our platforms, we may be subject to joint infringement liability and PRC authorities may impose legal sanctions on us, including, in serious cases, suspending or revoking the licenses necessary to operate our platforms and our business and reputation may accordingly be adversely affected.

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

We adopted share incentive plans in July 2014 and March 2016, respectively, to enhance our ability to attract and retain exceptionally qualified individuals and to encourage them to acquire a proprietary interest in the growth and performance of us. We adopted the 2018 Global Share Plan in August 2018, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. The two share incentive plans adopted in July 2014 and March 2016 were canceled concurrently upon the adoption of the 2018 Global Share Plan, and each participant to those two share incentive plans received corresponding grants under the 2018 Global Share Plan. The 2018 Global Share Plan was last amended and restated in May 2022, and the total number of Class A ordinary shares reserved for awards to be granted to the eligible participants thereunder was increased by 4,000,000 Class A ordinary shares, in order to retain and attract talent to drive the long-term success of Boqii.

The maximum aggregate number of Class A ordinary shares that may be issued under the amended and restated 2018 Global Share Plan, or the Amended and Restated 2018 Global Share Plan, is 12,987,836. As of March 31, 2024, options to purchase a total of 11,683,234 Class A ordinary shares were outstanding, excluding those that were forfeited or canceled, of which options underlying 10,684,953 Class A ordinary shares had become vested and exercisable. We account for compensation costs for certain share options granted using a fair value-based method and recognize expenses in our consolidated statement of income in accordance with U.S. GAAP. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

Under the PRC Social Insurance Law and the Regulations on the Administration of Housing Fund, PRC subsidiaries shall register with local social insurance agencies and register with applicable housing fund management centers and establish a special housing fund account in an entrusted bank. Both PRC subsidiaries and their employees are required to contribute to the Employee Benefits. Companies operating in China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. We may be subject to late fees and fines in relation to the underpaid employee benefits and under-withheld individual income tax and, if so, our financial condition and results of operations may be adversely affected.

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

In preparing our consolidated financial statements for the year ended March 31, 2024, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified are (i) our company’s lack of sufficient and competent financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; (ii) lack of sufficient documented financial closing policies and procedures, specifically those related to period end logistics expenses cut-off and accruals and vendor rebate accruals and (iii) lack of adequate loan approval requirements and process. These material weaknesses, if not timely remedied, may lead to material misstatements in our consolidated financial statements in the future.

Following the identification of the material weaknesses and other control deficiencies, we have taken measures and plan to continue to take measures to remedy these control deficiencies. We are in the process of implementing a number of measures to address these material weaknesses identified, including: (i) hiring more qualified resources, equipped with relevant U.S. GAAP and SEC reporting experiences and qualifications to strengthen the financial reporting function and to set up financial and system control framework, (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for accounting and financial reporting personnel, (iii) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with U.S. GAAP and SEC reporting requirements, (iv) continuing to enhance accounting policies and closing procedures to improve the quality and accuracy of our period end financing closing process with respect to the preparation of U.S. GAAP financial statements (v) improving loan approval requirements and procedures to ensure that all loans, regardless of amount, are subject to appropriate due diligence, including credit assessments, business purpose evaluations, and approval by multiple levels of management and (vi) enhancing segregation of responsibilities in financial decision-making processes so that no single executive will have unilateral authority to approve transactions that pose potential risks to the Company’s financial health or governance standards. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our consolidated financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis.

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

Due to material weaknesses identified in our internal control over financial reporting, our management has concluded that our internal control over financial reporting is not effective as of March 31, 2024. In the future, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

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

As a public company, we currently incur and expect to continue to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the NYSE American, impose various requirements on the corporate governance practices of public companies. Compliance with these rules and regulations has increased and will continue to increase our legal and financial compliance costs and have made and will continue to make some corporate activities more time-consuming and costly. We currently incur and expect to continue to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as we are now a public company, we have increased the number of independent directors and adopted policies regarding internal controls and disclosure controls and procedures. Operating as a public company has made it more expensive for us to maintain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to maintain the same or similar coverage. In addition, we are incurring and expect to continue to incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors (the “Board”) or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs in the future.

We have limited insurance coverage which could expose us to significant costs and business disruption.

We believe we have obtained a prudent amount of insurance for the insurable risks relating to our business, including the property insurance for our warehouse and the office building that we use as our headquarters, as of the date of this annual report. However, there is no assurance that the insurance policies we maintain are sufficient to cover our business operations. If we were to incur substantial liabilities that were not covered by our insurance, we could incur costs and losses that could materially and adversely affect our results of operations.

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

Boqii is an exempted company with limited liability incorporated in the Cayman Islands and our wholly owned PRC subsidiaries are currently considered foreign-invested enterprises. Accordingly, our PRC subsidiaries are not eligible to provide value-added telecommunication services in China or import veterinary drugs. To ensure strict compliance with the PRC laws and regulations, we conduct such business activities through the VIEs, including Shanghai Guangcheng, Nanjing Xingmu, Suzhou Taicheng and Suzhou Xingyun. Shanghai Xincheng, Meiyizhi WFOE and Xingmu WFOE, our wholly owned subsidiaries in China, have entered into a series of contractual arrangements with the VIEs and their respective shareholders, which enable us to (i) direct the activities of the VIEs, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, our WFOEs are considered the primary beneficiary of the VIEs for accounting purposes and hence are able to consolidate their financial results as the VIEs under U.S. GAAP. This structure also provides contractual exposure to foreign investment in such companies. As of the date of this annual report, to our knowledge, the VIE agreements have not been tested in a court of law in the PRC.

Our PRC counsel, Lifeng Partners, is of the opinion that (i) the ownership structures of the VIEs do not contravene any PRC laws or regulations currently in effect; and (ii) the agreements under the contractual arrangements among Shanghai Xincheng, Shanghai Guangcheng and their respective shareholders, among Xingmu WFOE, Nanjing Xingmu and their respective shareholders, among Meiyizhi WFOE, Suzhou Xingyun and their respective shareholders, as well as among Shanghai Xincheng, Suzhou Taicheng and their respective shareholders governed by PRC laws are valid and binding upon each party to such agreements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect.

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

If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in the value-added telecommunication services industry or certain other businesses, or if the PRC government otherwise finds that we, the VIEs, or any of their subsidiaries are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities would have broad discretion in dealing with such violation or failures, including, without limitation:

●	revoking the business licenses and/or operating licenses of such entities;

●	discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiaries and the VIEs;

●	imposing fines on us, placing restrictions on our right to collect revenues, confiscating the income from our PRC subsidiaries or the VIEs, or imposing other requirements with which we or the VIEs may not be able to comply;

●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIEs and deregistering the equity pledges of the VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or direct the activities of the VIEs;

●	shutting down our servers or blocking our mobile apps and websites;

●	requiring us to restructure the operations in such a way as to compel us to establish a new enterprise, reapply for the necessary licenses or relocate our businesses, staff and assets;

●	imposing additional conditions or requirements with which we may not be able to comply; or

●	taking other regulatory or enforcement actions against us that could be harmful to our business.

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

If any of the VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may be limited in our ability to enforce the contractual arrangements, and if we are unable to maintain such control, our ability to consolidate the financial results of the VIEs will be affected. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective sufficient or effective under PRC law. For example, if the shareholders of any of the VIEs refuse to transfer their equity interests in such VIEs to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. In addition, if any third parties claim any interest in such shareholders’ equity interests in any of the VIEs, our ability to exercise shareholders’ rights or foreclose the share pledge according to the contractual arrangements may be impaired. If these or other disputes between the shareholders of the VIEs and third parties were to impair our control over the VIEs, our ability to consolidate the financial results of the VIEs would be affected, which would in turn result in a material adverse effect on our business, operations and financial condition.

In addition, the individual shareholders of the VIEs may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the VIEs and the validity or enforceability of the contractual arrangements. For instance, in the event that such shareholder divorces his or her spouse, the spouse may claim that the equity interest of the VIEs held by such shareholder is part of their marital or community property and should be divided between such shareholder and his or her spouse. If such claim is supported by the competent court, the relevant equity interest may be obtained by the shareholder’s spouse or another third-party who is not bound by our contractual arrangements, which could result in our losing ability to direct the activities of the VIEs. Even if we receive a consent letter from the spouse of an individual nominee shareholder of the VIEs where such spouse undertakes that he or she would not take any actions to interfere with the contractual arrangements through which we control such VIEs, including by claiming that the equity interest of the VIEs held by such shareholder is part of their marital or community property, we cannot assure you that these undertakings will be complied with or effectively enforced. In the event that any of them is breached or becomes unenforceable and leads to legal proceedings, it could disrupt our business, distract our management’s attention and subject us to substantial uncertainties as to the outcome of any such legal proceedings. Similarly, if any of the equity interests of the VIEs are inherited by a third-party on whom the current contractual arrangements are not binding, we could lose our control over the VIEs or have to maintain such control at unpredictable cost, which could cause significant disruption to our business operations and harm our financial condition and results of operations.

Our contractual arrangements are governed by PRC law. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures.

The legal system in the PRC is constantly evolving and may involve more uncertainty than in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to direct the activities of the VIEs, and our ability to conduct our business may be negatively affected.

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

Contractual arrangements in relation to the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.

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

Our business, financial condition and results of operations are sensitive to changes in overall economic conditions that affect consumer spending in China. The retail industry, including the online retail sector, is highly sensitive to general economic changes. Online purchases tend to decline significantly during recessionary periods. Many factors outside of our control, including inflation and deflation, interest rates, volatility of equity and debt securities markets, taxation rates, employment and other government policies can adversely affect consumer confidence and spending. While the economy in China has grown significantly over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing. The online retail industry is particularly sensitive to economic downturns, and the macroeconomic environment in China may affect our business and prospects. A prolonged slowdown or deterioration in the global or Chinese economy that may be caused by events in Ukraine or the Middle East, or higher interest rates and inflation which may lead to a reduced level of online purchasing activities, may materially and adversely affect our business, financial condition, and results of operations.

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

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, which became effective on March 31, 2023. On the same date of the issuance of the Trial Measures, the CSRC circulated No.1 to No.5 Supporting Guidance Rules, the Notes on the Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, or collectively, the Guidance Rules and Notice. Under the Trial Measures and the Guidance Rules and Notice, domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offering or listing application. The companies that have already been listed on overseas stock exchanges are not required to make immediate filings for its listing, yet need to make filings for subsequent offerings in accordance with the Trial Measures. In view of the fact that the Trial Measures have come into effect on March 31, 2023, we shall fulfill the filing procedures with the CSRC for any future offshore offering pursuant to the requirements of the Trial Measures. According to CSRC’s Questions and Answers with respect to Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies on February 17, 2023, for the filing of overseas listing of enterprises with VIE structure, the filing procedure will adhere to the principles of market-oriented principle, rule of law, and strengthened regulatory synergy. The CSRC will consult the relevant competent authorities, and the overseas listing of VIE structured enterprises that meet the compliance requirements will be filed. In addition, on February 24, 2023, the CSRC released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises, or, the Confidentiality Provisions, which came into effect on March 31, 2023. Pursuant to the Confidentiality Provisions, any future inspection or investigation conducted by overseas securities regulator or the relevant competent authorities on our PRC domestic companies with respect to our overseas issuance and listing shall be carried out in the manner in compliance with PRC laws and regulations. As the Trial Measures and Confidentiality Provisions have only been recently published, there are significant uncertainties as to their implementation, interpretation and impact on our current listing and any future offerings or financings. We may not be able to complete the filing described above if the filing materials are incomplete or do not meet the requirements of the CSRC. Any failure to obtain or delay in obtaining the CSRC permission and approval for any of our offshore offerings, or a rescission of such permission and approval if obtained, may subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which may materially and adversely affect our business, financial condition, and results of operations.

PRC laws and regulations regarding data security and cybersecurity are evolving. These laws and regulations could have a material impact on our business operation.

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

On September 30, 2024, the State Council promulgated the Network Data Security Management Regulations, which will come into effect on January 1, 2025. The Network Data Security Management Regulations provide that network data processors whose network data processing activities affect or may affect national security shall be subject to national security review. As of the date of this annual report, the Network Data Security Management Regulations has not come into effect.

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

We are making efforts to comply with the applicable laws, regulations and standards relating to the protection of privacy, date security and cybersecurity. As there remains high uncertainty in the interpretation and enforcement of relevant laws and regulations (including whether the Draft Regulations will be implemented in the proposed form and when they will be implemented), there can be no assurance that our measures will be effective and sufficient, or we would be able to comply with the requirements therein in a timely manner. In addition, we procure server and system for storage, process and other aspects of business operation from time to time. It remains unclear whether such server and system will fall into the category of the so-called “critical network equipment” or “dedicated network security products” due to lack of specific criteria or standards in the Cybersecurity Law. As such, we cannot assure you that the server and system we have procured or may procure in the future comply with relevant requirements, and we may incur additional costs to comply with such requirements. Also, as the scope of operator of critical information infrastructure is not completely clear, certain parties involved in our business operation (such as, our customers or suppliers) may be deemed as an operator of critical information infrastructure where the cybersecurity review could be required before we enter into relevant business relationships with them which may have a material adverse effect on our business and prospects. Failure to comply with such laws and regulations may lead to fines, suspension of business operation, revocation of business permits or licenses and other sanctions, which may have material impact on our business operation. Newly promulgated laws and regulations reflect PRC government further attempts to strengthen the legal protection for the national network security, data security, the security of critical information infrastructure and the security of personal information protection. For details on regulations over data protection and privacy in the PRC, see “Item 4. Information on the Company-4.B. Business Overview-Regulation-Regulations on Cyber Security and Privacy” for details on regulations over data protection and privacy in the PRC.

Furthermore, according to relevant PRC laws and regulations, no entities or individuals may provide internet audio-visual program services, which includes making and editing of audio-visual programs and broadcasting such content to the general public online, without a License for Online Transmission of Audio-Visual Programs issued by the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT (currently known as National Radio and Television Administration), or its local bureaus or completing the relevant registration procedures. In general, only state-owned or state-controlled entities are eligible to apply for such license. Shanghai Guangcheng may be required  to obtain an Internet audio-visual program transmission license for video interaction or recorded video functions in our Boqii Pet app offered by Shanghai Guangcheng. Shanghai Guangcheng, however, is not eligible to apply for such license since we are not a state-owned or state-controlled entity. See “Item 4. Information on the Company-Item 4.B. Business Overview-Regulation-Regulations on Online Transmission of Audio-Visual Program.” As of the date of this annual report, we have not filed any application for such license, nor have we received any written notice of warning from, or been subject to penalties imposed by, the relevant government authorities for alleged failure by us to comply with the Audio-Visual Program Provisions. In the event that the authorities find us in violation of the relevant laws and regulations, we may be subject to warnings, fines or orders to rectify such non-compliance. In severe cases, we may be ordered to disable the video interaction or recorded video functions in our app and subject to a penalty equal to one to two times our total investment in the affected business, and the devices we used for such operation may be confiscated. Furthermore, the competent authorities may order us to close our platform, revoke the relevant license or filings for the provision of Internet information services and order the relevant network operation entity to stop providing us with signal access services, which could adversely affect our business, financial condition and results of operations.

As the internet industry in China is still at a relatively early stage of development, new laws and regulations may be adopted from time to time to address new issues that come to the authorities’ attention. Considerable uncertainties still exist with respect to the interpretation and implementation of existing and future laws and regulations governing our business activities. We cannot assure you that we will not be found in violation of any future laws and regulations or any of the laws and regulations currently in effect due to changes in or discrepancies with respect to the relevant authorities’ interpretation of these laws and regulations. Any failure to comply with such laws and regulations or obtain such license or approvals may subject us to potential administrative penalties, fine and even suspension of our business. See “Item 4. Information on the Company-Item 4.B. Business Overview-Regulation.” We cannot assure you that we will be able to timely obtain or maintain all the required licenses or approvals or make all the necessary filings in the future.

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

The PRC anti-monopoly regulators may also issue implementation rules or guidelines from time to time to reinforce their regulation on certain industrial sectors. In February 2021, the Anti-monopoly Committee of the State Council published the Anti-monopoly Guidelines for Internet Platforms. This guideline prohibits monopolistic conduct such as entering into monopoly agreements, abusing market dominance and concentration of undertakings that may have the effect to eliminate or restrict competition in the field of platform economy. More specifically, the Anti-monopoly Guidelines for Internet Platforms outlines certain practices that may, if without justifiable reasons, constitute abuse of a dominant position, including without limitation, discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology means to block competitors’ interface, using bundle services to sell services or products, and compulsory collection of users’ unnecessary data. The Anti-monopoly Guidelines for Internet Platforms further expressly states that concentration involving VIE will also be subject to antitrust filing requirements, and therefore will also fall within the scope of the antitrust review. In addition, Anti-monopoly Guidelines for Internet Platforms reinforces antitrust merger review for internet platform related transactions to safeguard market competition. Since the Anti-monopoly Guidelines for Internet Platforms is relatively new and may be subject to interpretation by the regulators in the process of implementing such guidelines, we cannot assure you that our business operations will comply with such regulation in all respects, and any failure or perceived failure by us to comply with such regulation may result in governmental investigations, fines and/or other sanctions on us. Furthermore, on October 23, 2021, the SCNPC issued a discussion draft of the amended Anti-monopoly Law. On June 24, 2022, the Decision of the Standing Committee of the National People’s Congress on Revising the Anti-monopoly Law of the People’s Republic of China, or the Revised Anti- monopoly Law was released, which became effective on August 1, 2022. According to the Revised Anti-monopoly Law, the fines for illegal concentration of business operators have been increased to no more than ten percent of its last year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competitions; or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition. The Revised Anti-monopoly Law also stipulates that the relevant authority shall investigate a transaction where there is any evidence that the concentration has or may have the effect of eliminating or restricting competitions, even if such concentration does not reach the filing threshold. And in order to adapt the Revised Anti-monopoly Law, on March 10, 2023, the SAMR issued the Provisions on Prohibition of the Abuse of Market Dominance, which took effect on April 15, 2023. See “Item 4. Information of the Company-4.B. Business Overview-Regulation-Regulations on Anti-Monopoly.”

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us, our directors or our management named in this annual report based on foreign laws, and the ability of U.S. authorities to bring actions in China may also be limited.

Boqii is an exempted company with limited liability incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, all our senior executive officers and directors reside within China for a significant portion of their time and most are PRC nationals. There are also uncertainties regarding the status of the rights of Boqii, with respect to our contractual arrangements with the VIEs, our founders and shareholders. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China.

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

Boqii is a Cayman Islands holding company and relies principally on dividends and other distributions on equity from our PRC subsidiaries for its cash requirements, including for services of any debt it may incur. The ability of our PRC subsidiaries to pay dividends and other distributions on equity, in turn, depends on the payment they receive from the VIEs as service fees pursuant to certain contractual arrangements among our PRC subsidiaries, the VIEs and the VIEs’ shareholders entered into to comply with certain restrictions under PRC law on foreign investment. For more information about such contractual arrangements, see “Item 3. Key Information-Contractual Arrangements with the VIEs and Their Respective Shareholders.”

Our PRC subsidiaries’ ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries, the VIEs and their subsidiaries are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business. For example, the funds in our PRC subsidiaries or the variable interest entities in mainland China may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations on the ability of our holding company, our subsidiaries, or the VIEs by the PRC government on cash transfers. While we are not aware of any similar restrictions under current Hong Kong laws, there is no assurance that such restrictions will not be introduced in the future or that the Hong Kong government will not intervene in or impose restrictions on the ability of a Hong Kong entity to transfer cash or assets out of Hong Kong in the future.

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

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by PRC companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are tax resident.

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

A majority of our revenue is denominated in Renminbi. Vast majority of our costs are denominated in Renminbi and a portion of them are denominated in U.S. dollars and Hong Kong dollars as we import certain products from overseas. Boqii is a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable on, the ADSs in U.S. dollars.

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

The PRC government has imposed more restrictive foreign exchange policies and scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. See “Item 4. Information on the Company-Item 4.B. Business Overview-Regulation-Regulations on Foreign Exchange” and “Item 4. Information on the Company-Item 4.B. Business Overview-Regulation-Regulations on Outbound Direct Investment.”

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

We conduct our operations in China through our PRC subsidiaries, VIEs and their subsidiaries. We may make loans to our PRC subsidiaries, VIEs and their subsidiaries, or we may make additional capital contributions to our PRC subsidiaries, or we may establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or we may acquire offshore entities with business operations in China in an offshore transaction.

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

SAFE promulgated Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective on June 1, 2015 and recently amended on March 23, 2023, in replacement of the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for the issuance of Renminbi entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that Renminbi capital converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue Renminbi entrusted loans to a prohibition against using such capital to issue loans to nonassociated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our overseas offerings, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China.

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

SAFE promulgated the Circular on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or SAFE Circular 37, in July 2014. SAFE Circular 37 requires PRC residents or entities to register with SAFE or its local branches in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing with such PRC residents or entities’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. According to the Circular of Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment released in February 2015 by SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 2015. See “Item 4. Information on the Company-4.B. Business Overview-Regulation-Regulations on Foreign Exchange” and “Item 4. Information on the Company-4.B. Business Overview-Regulation-Regulations on Offshore Special Purpose Companies Held by PRC Residents.”

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

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007 and 2008. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options have become subject to these regulations when our company became an overseas-listed company. As of the date of this annual report, we and some of our executive officers and employees who are subject to the registration requirements have not completed the required registrations. We are in the process to complete and will assist such PRC option grantees to complete the required registrations and procedures.  If we or any of the PRC option grantees fail to complete the SAFE registrations, we or the PRC option grantee may be subject to fines and other legal or administrative sanctions. Also, there may be additional restrictions on the ability of them to exercise their stock options or remit proceeds gained from sale of their stock into the PRC. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company-4.B. Business Overview-Regulation-Regulations on Stock Incentive Plans.”

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

Trading in our securities will be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our registered public accounting firm and as a result, U.S. national securities exchanges, such as the NYSE American, may determine to delist our securities.

U.S. legislators and regulators have in recent years voiced concerns about risks associated with investing in companies that are based in or have substantial operations in emerging markets, including China. In particular, lawmakers have highlighted the increased risks associated with companies whose independent auditors are unable to be inspected or investigated completely by the PCAOB.

As part of this continued focus in the United States on access to audit and other information currently protected by national law, in particular China’s, on December 18, 2020, the U.S. president signed the HFCAA into law. Among other things, the HFCAA requires the SEC to identify public companies that have retained a registered public accounting firm to issue an audit report where the firm has a branch or office that: (i) is located in a foreign jurisdiction, and (ii) the Public Company Accounting Oversight Board, or the PCAOB, has determined that it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. On December 29, 2022, the U.S. President signed the “Consolidated Appropriations Act, 2023” into law, which, among other things, amended the HFCAA to reduce the number of consecutive years an issuer can be identified as a Commission-Identified Issuer before the SEC must impose an initial trading prohibition on the issuer’s securities from three years to two years. Therefore, if we are identified as a Commission-Identified Issuer for two consecutive years, the SEC is required under the HCFAA to prohibit the trading of our securities on a U.S. national securities exchange and in the over-the-counter market.

On December 16, 2021, the PCAOB issued the HFCAA Determination Report, according to which registered public accounting firms headquartered in mainland China and Hong Kong, including PricewaterhouseCoopers Zhong Tian LLP(“PwC”), our former auditor, are subject to the determinations that the PCAOB is unable to inspect or investigate completely. On August 22, 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB in connection with the filing of our annual report on the Form 20-F for the year ended March 31, 2022. The inability of the PCAOB to conduct inspections in the past also deprived our investors of the benefits of such inspections.

Our auditor, Assentsure PAC (“Assentsure”), the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in Singapore, and is subject to inspection by the PCAOB on a regular basis with the latest inspection in September 2024. As of the date of this annual report, our auditor is not among the firms listed on the PCAOB Determination List issued in December 2021.

On August 26, 2022, the PCAOB signed a Statement of Protocol with China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance of the People’s Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 determinations accordingly. While vacating those determinations, each year, the PCAOB will determine whether it can inspect and investigate completely accounting firms headquartered in mainland China and Hong Kong. Uncertainties exist with respect to the implementation of this framework and there is no assurance that the PCAOB will be able to have continued access for complete inspections and investigations in 2023 and beyond. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. The HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs could be adversely affected.

If our ADSs are delisted from the NYSE American and are prohibited from trading in the over-the-counter market in the United States, there is no certainty that we will be able to list our securities on a non-U.S. securities exchange or that a market for our securities will develop outside of the United States. Such a delisting would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, results of operations and prospects.

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

The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

●	actual or anticipated fluctuations in our results of operations, e.g., net revenues, earnings and cash flows;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	announcements of significant technical innovations, new investments, acquisitions, strategic partnerships, joint ventures, results of operations or capital commitments by us or our competitors;

●	announcements of new offerings, solutions and expansions by us or our competitors;

●	failure of securities analysts to initiate or maintain coverage of our company, changes in financial estimates or ratings by any securities analysts who follow our company or our failure to meet these estimates or the expectations of investors;

●	detrimental adverse publicity about us, our services or our industry;

●	announcements of new regulations, rules or policies relevant to our business;

●	additions or departures of key personnel;

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

●	potential litigation or regulatory investigations; and

●	other events or factors, including those resulting from war, epidemics, incidents of terrorism or responses to these events.

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

We have adopted a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any person who is not a Founder (as such term is defined under our MAA) or an affiliate of a Founder, or upon a change of ultimate beneficial ownership of any Class B ordinary share to a person who is not a Founder or an affiliate of a Founder, each of such Class B ordinary shares will be automatically and immediately converted into one Class A ordinary share. There is no limit on the circumstances where holders of Class B ordinary shares may transfer or otherwise dispose of their Class B ordinary shares. Mr. Hao (Louis) Liang, Ms. Yingzhi (Lisa) Tang and a former director beneficially owns all of our issued Class B ordinary shares. As of March 31, 2024, the Class B ordinary shares they held in the aggregate accounted for approximately 8.1% of our total issued and outstanding share capital and 63.8% of the aggregate voting power of our total issued and outstanding shares.

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

Future issuances of our Class B ordinary shares, which can be approved by the Board, could result in dilution to existing holders of our Class A ordinary shares. Such issuances, or the perception that such issuances may occur, could depress the market price of our ADSs. We may issue additional equity securities from time to time, including Class B ordinary shares. As a result, holders of ADSs bear the risk that future issuances of equity securities may reduce the value of their ADSs and dilute their ownership interests. In addition, any conversion of any Class B ordinary shares into Class A ordinary shares, at the option of any holder of Class B ordinary shares, would dilute holders of Class A ordinary shares in terms of voting power and beneficial ownership and as a result, the market price of our ADSs could be adversely affected. Furthermore, the conversion of Class B ordinary shares to Class A ordinary shares, while increasing the absolute voting power of holders of our Class A ordinary shares, may have the effect of increasing the relative voting power of the holders of Class B ordinary shares who retain their shares in the long term. As a result, the relative voting power of holders of Class A ordinary shares may remain limited for a significant period of time.

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

Our Board has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our Board. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may pay a dividend out of either profit or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our Board decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our Board. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in the ADSs.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

Boqii is an exempted company with limited liability incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, as amended from time to time, the Companies Act (As Revised), or the Companies Act, of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have a standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of the register of members of these companies (other than the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by shareholders). The Registrar of Companies of the Cayman Islands shall make available the list of the names of our current directors of (and where applicable the current alternate directors of the Company) for inspection by any person upon payment of a fee by such person. Our directors have discretion under our thirteenth amended and restated memorandum and articles of association currently in effect, or the MAA, to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. If we choose to follow home country practice, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management or members of the Board than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Item 10. Additional Information-10.B. Memorandum and Articles of Association.”

Certain judgments obtained against us by our shareholders may not be enforceable.

Boqii is an exempted company limited by shares incorporated under the laws of the Cayman Islands. As of the date of this annual report, substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, all of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. However, the deposit agreement gives you the right to submit claims against us to binding arbitration, and arbitration awards may be enforceable against us and our assets in China even when court judgments are not.

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

We may, but are not obliged by the Companies Act to, call shareholders’ annual general meetings. Our MAA provide that we may (but are not obliged to) each year hold a general meeting as our annual general meeting. As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the Class A ordinary shares underlying your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as holder of the Class A ordinary shares underlying your ADSs. Upon receipt of your voting instructions, the depositary may try to vote the Class A ordinary shares underlying your ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with those instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise any right to vote with respect to the underlying Class A ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to enable you to withdraw the shares underlying your ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our MAA, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will notify you of the upcoming vote and to deliver our voting materials to you, if we ask it to. We cannot assure you that you will receive the voting material in time to ensure you can direct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying your ADSs are voted and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a semi-annual basis as press releases, distributed pursuant to the rules and regulations of the NYSE American. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

In addition, the NYSE American rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE American corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE American corporate governance listing standards.

We currently intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the NYSE American that listed companies must (i) have a majority of independent directors, (ii) have a minimum of three members at its audit committee, (iii) have a nominating committee and a compensation committee each composed entirely of independent directors, (iv) hold an annual meeting of shareholders no later than one year after the fiscal year end and (v) obtain shareholder approval with respect to the establishment of (or material amendment to) a stock option or equity compensation plans and (vi) obtain shareholder approval prior to an issuance of securities in any transaction or series of related transactions under Sections 712 and 713 of the NYSE American LLC Company Guide. For details, see “Item 16.G. Corporate Governance.” As we have chosen to follow home country practice as described above, our shareholders may be afforded less protection than they otherwise would enjoy under the NYSE American corporate governance listing standards applicable to U.S. domestic issuers.

Due to our ADS’s price fluctuations, our passive foreign investment company, or PFIC, status for the year ended March 31, 2024 is uncertain, and there is a significant risk that we will be a PFIC for the current or any future taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or our Class A ordinary shares.

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income (the “asset test”), or (ii) 75% or more of its gross income consists of passive income. For purposes of the above calculations, a non-U.S. corporation that owns (or is treated as owning for U.S. federal income tax purposes), directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and gains from financial investments. Cash is generally a passive asset for these purposes. Depending on the amount of cash we hold, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or any subsequent year, more than 50% of our assets may be assets which produce passive income. Our status as a PFIC is a fact-intensive determination made on an annual basis. We will make this determination following the end of any particular tax year. Taking into account the composition of our income and assets, we believe it is reasonable to take the position that we were not a PFIC for our taxable year ended on March 31, 2024. However, due to the uncertainty described above, as well as uncertainties regarding the characterization and value of certain of our assets for purposes of the asset test, our PFIC status for our taxable year ended on March 31, 2024 is not entirely clear and the U.S. Internal Revenue Service may assert that we were a PFIC for that year. Moreover, it is not entirely clear how the contractual arrangements between us, the VIEs and their nominal shareholders will be treated for purposes of the PFIC rules, and we may be or become a PFIC if the VIEs are not treated as owned by us for these purposes.

If we are a PFIC for any taxable year during which a U.S. taxpayer holds ADSs or Class A ordinary shares, the U.S. taxpayer generally will be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and “excess distributions” and additional reporting requirements. This will generally continue to be the case even if we ceased to be a PFIC in a later taxable year, unless certain elections are made. See “Item 10.E. Taxation-Material U.S. Federal Income Tax Considerations-Passive Foreign Investment Company Rules.”

ITEM 4.	INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Corporate History

We commenced operations in 2008 with the establishment of Shanghai Guangcheng Information Technology Co., Ltd. (“Guangcheng Information”) in December 2007. In November 2012, Shanghai Guangcheng was established in the PRC. In November 2012 and March 2013, Guangcheng Information and Shanghai Guangcheng entered into an asset transfer agreement and a supplemental agreement thereto, respectively, pursuant to which Guangcheng Information transferred all of its business operations and assets to Shanghai Guangcheng.

We incorporated Boqii, an exempted company with limited liability, in the Cayman Islands, as our offshore holding company in June 2012 to facilitate offshore financing and our initial public offering. In July 2012 and August 2016, Boqii Corporation Limited and Boqii International Limited, two of our wholly owned subsidiaries, were incorporated in Hong Kong. In October 2019, Yoken International Limited (“Yoken International”), our wholly owned subsidiary, was incorporated in Hong Kong. In November 2019, we incorporated Yoken Holding Limited (“Yoken Holding”) as a wholly owned subsidiary under the laws of the Cayman Islands, and in December 2019, we transferred all of our shares in Yoken International to Yoken Holding.

In November 2012, Shanghai Xincheng, our wholly owned subsidiary, was established in the PRC. In the same year, due to the restrictions imposed by PRC laws and regulations on foreign ownership of companies engaged in value-added telecommunication services, Shanghai Xincheng entered into a series of contractual arrangements, as supplemented and amended, with Shanghai Guangcheng and then shareholders of Shanghai Guangcheng, by which Shanghai Xincheng may exert control over Shanghai Guangcheng and consolidate Shanghai Guangcheng’s financial statements under U.S. GAAP. In August 2020, Shanghai Xincheng re-entered into another series of similar contractual arrangements, as supplemented and amended, with Shanghai Guangcheng and then shareholders of Shanghai Guangcheng, which substitute for or supplement the above contractual arrangements entered into in 2019. For details, please refer to “Item 3. Key Information-Contractual Arrangements with the VIEs and Their Respective Shareholders.” As of the date of this annual report, share pledge registration of the shareholders of Shanghai Guangcheng have been completed.

In June 2021, Suzhou Taicheng was established in the PRC. In the same month, Shanghai Xincheng entered into a series of contractual arrangements, as supplemented and amended, with Suzhou Taicheng and then shareholders of Suzhou Taicheng, by which Shanghai Xincheng may exert control over Suzhou Taicheng and consolidate Suzhou Taicheng’s financial statements under U.S. GAAP. For details, please refer to “Item 3. Key Information-Contractual Arrangements with the VIEs and Their Respective Shareholders.”

In August 2013, Nanjing Xingmu was established in the PRC. In August 2019, Xingmu Group Limited (“Xingmu Group”), a third-party entity, was established, which in turn established a wholly owned subsidiary, Xingmu Holding Limited (“Xingmu Holding”). Afterwards, Xingmu Holding established a wholly owned subsidiary, Xingmu International Limited (“Xingmu International”) in August 2019. Xingmu International then established Xingmu HK in August 2019, which in turn established Xingmu WFOE in September 2019. In November 2019, Xingmu Holding transferred 49% of its shares of Xingmu International to Xingmu Group, and Boqii acquired the rest 51% of the equity interests in Xingmu International from Xingmu Holding. In September 2019, Xingmu WFOE entered into a series of contractual arrangements, as supplemented and amended, with Nanjing Xingmu and then shareholders of Nanjing Xingmu, by which Xingmu WFOE may exert control over Nanjing Xingmu and consolidate Nanjing Xingmu’s financial statements under U.S. GAAP. For details, please refer to “Item 3. Key Information-Contractual Arrangements with the VIEs and Their Respective Shareholders.”

In February 2013, Shanghai Yiqin Pet Products Co., Ltd. (“Shanghai Yiqin”) was established in the PRC. In February 2020, Yoken International established Yoken WFOE in the PRC as its wholly owned subsidiary. Following Shanghai Yiqin’s restructuring, Boqii holds 1,862,142 ordinary shares and 2,887,858 series A ordinary shares, representing approximately 83.6% of equity interest in Yoken Holding on a fully diluted and converted basis. We refer to each of Shanghai Xincheng, Xingmu WFOE, Yoken WFOE, and Meiyizhi WFOE, as our wholly foreign owned entity, or WFOE, and to each of Suzhou Taicheng, Shanghai Guangcheng and Nanjing Xingmu as our variable interest entity, or VIE, in this annual report.

In October 2020, we completed an initial public offering in which we offered and sold an aggregate of 5,250,000 Class A ordinary shares in the form of ADSs. On September 30, 2020, the ADSs have been listed on the New York Stock Exchange (“NYSE”) under the symbol “BQ.”

In May 2022, we changed the ratio of our ADSs to Class A ordinary shares from one (1) ADS representing three fourths (0.75) Class A ordinary shares to one (1) ADS representing four and a half (4.5) Class A ordinary shares, effective on June 3, 2022.

In August 2023, we changed the ratio of our ADSs to Class A ordinary shares, from one (1) ADS representing four and a half (4.5) Class A ordinary shares, to one (1) ADS representing fifteen (15) Class A ordinary shares, effective on August 21, 2023.

In September 2023, our shareholders approved our MAA, under which our share capital was increased, from US$200,000 divided into 200,000,000 shares of par value of US$0.001 each; comprising (a) 129,500,000 Class A ordinary shares of par value of US$0.001 each; (b) 15,000,000 Class B ordinary shares of par value of US$0.001 each; and (c) 55,500,000 shares of US$0.001 each of such class or classes (however designated) as our Board may determine in accordance with our effective memorandum and articles of association, to US$20,000,000 divided into 20,000,000,000 shares of par value of US$0.001 each, comprising (a) 15,000,000,000 Class A ordinary shares of par value of US$0.001 each; (b) 2,000,000,000 Class B ordinary shares of par value of US$0.001 each; and (c) 3,000,000,000 shares of US$0.001 each of such class or classes (however designated) as our Board may determine in accordance with our effective memorandum and articles of association.

In October 2023, we transferred the listing of our ADSs from NYSE to NYSE American, under the same ticker symbol of “BQ.”

Boqii is a holding company and does not directly own any substantive business operations in the PRC. We currently focus our business operations within the PRC primarily through the VIEs, Suzhou Taicheng, Shanghai Guangcheng, Nanjing Xingmu and Shanghai Yiqin. See “Item 3. Key Information-3.D. Risk Factors-Risks Related to Our Corporate Structure and Contractual Arrangements-We may lose the ability to use, or otherwise benefit from, the licenses, approvals and assets held by the VIEs, which could severely disrupt our business, render us unable to conduct some or all of our business operations and constrain our growth.”

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

Recent Development

Public Offerings in September and December 2023

On July 28, 2023, we entered into a securities purchase agreement, as amended on August 16, 2023 (the “Public Offering SPA”) with VG Master Fund SPC (“VG”), under which, subject to specified terms and conditions, we may sell and issue in our discretion, (i) up to $7,000,000 of our ADSs and (ii) up to $35,000 of our ADSs being issued to VG as commitment shares, from time to time during the period commencing on July 28, 2023 and ending on the earlier of (i) the date on which VG shall have purchased a number of shares pursuant to the Purchase Agreement equal to $7,000,000 or (ii) July 28, 2024. This Agreement may also be terminated by the Company at any time for any reason by giving written notice to the Investor.

In September 2023, we sold an aggregate of 900,000 ADSs to VG pursuant to the Public Offering SPA. We received gross proceeds totaling approximately $2,304,000. In December 2023, we sold an additional 2,100,000 ADSs to VG pursuant to the Public Offering SPA and received gross proceeds totaling approximately $664,608. In February 2024, we sold an additional 1,500,000 ADSs to VG pursuant to the Public Offering SPA and received gross proceeds totaling approximately $336,360. We intend to use the net proceeds from the sales of ADSs for working capital and general corporate purposes.

The sales of ADSs to VG were made pursuant to our “shelf” registration statement on Form F-3, as amended (File No. 333- 267919), initially filed with the SEC on October 18, 2022.

Private Placement in September 2023

On September 8, 2023, we entered into a securities purchase agreement (the “Private Placement SPA”) with certain non-U.S. investors, pursuant to which we sold to these investors an aggregate of 15,000,000 Class A ordinary shares (representing 1,000,000 ADS), at approximately $0.23 per share, for aggregate gross proceeds of approximately $3,500,000, in reliance upon Regulation S of the Securities Act.

4. B. Business Overview

Our Vision

Our vision is to connect people and pets.

Our Mission

Boqii was founded for the love of pets. With this belief, we are inspired to empower the pet ecosystem and instill love and trust into pet parenting.

Boqii at a Glance

Boqii is a leading pet-focused platform in China. We offer a truly one-stop destination that pet parents in China may go to get everything they need for their pets and share their passion for pet parenting. They come to Boqii to discover the best pet products for their pets, share their most memorable pet raising stories, and find ways to make their pets healthier and happier. With our purpose-built platforms, we are reshaping how pet parents in China engage with their pets-by educating and inspiring them to become better pet parents, helping them find what their pets need, and bringing them a unique shopping experience. We believe you will love Boqii if you love pets. With online sales platforms at its core, we extend our reach offline to connect and empower other participants in the pet value chain, including brand partners, manufacturers of pet products, physical pet stores and pet hospitals, and pet-related content providers.

We operate a leading pet-focused online retail business in China’s pet market in terms of GMV. During the three years ended March 31, 2022, 2023 and 2024, we connected a total of 707 brand partners with pet parents in China. We are redefining e-commerce for pet parents by providing an accessible, personalized and enjoyable shopping experience based on a deep understanding of our users and customers and their pets by leveraging extensive user interactions and transactional behaviors we have observed over the years. We create and continue to develop our private brands, including Yoken, Mocare and two “D-cat” labels, with compelling quality and prices. Users and customers come to shop on Boqii because we offer them a high-quality, high-touch experience with access to approximately 19,842 SKUs as of March 31, 2024. During the three years ended 2022, 2023 and March 31, 2024, we delivered an aggregate of approximately 26.6 million orders to our users and customers.

We have a large pet-focused online community in China’s pet market. We had approximately 5.3 million active buyers for the year ended March 31, 2024. We deeply understand and care about our users and customers and their pets. We engage with our users and customers through shopping, content, social media, and offline events, spurring interactions in a way that traditional retailers do not. On top of extensive interactions and transactional behaviors we have observed, we have developed a profound understanding of who our users and customers are, what they are keen to buy for their pets, how they communicate with other pet parents, and what content they resonate with. Our rich content not only guides users and customers along their shopping journey, but also becomes a trusted source for discovery and inspiration for all pet lovers.

We generate revenues primarily from transactions completed on our online sales platforms and by supplying products to physical pet stores we cooperate with. Our total net revenues were approximatelyRMB1,186.4 million, RMB1,092.1 million, and RMB 709.4 million (US$98.2 million) in the years ended March 31, 2022, 2023 and 2024, respectively. Net revenues generated from the sale of products were approximately RMB1,137.3 million, RMB1,048.5 million, and RMB 680.1 million (US$94.2 million), accounting for approximately 95.9%, 96.0%, and 95.9% of our total net revenues in the years ended March 31, 2022, 2023 and 2024, respectively. We recorded net loss of approximately RMB132.8 million, RMB106.0 million, and RMB68.9 million (US$9.5 million) in the years ended March 31, 2022, 2023 and 2024, respectively.

Our Business Model

Focusing on the needs of pet parents and their pets, we have established a large pet ecosystem in China in terms of revenue and the number of customers. Through Boqii, we offer a truly one-stop destination that pet parents in China may go to for everything they need for their pets, from pet products and services to pet knowledge and parenting advice. Our online sales platforms, comprised of Boqii Mall and our flagship stores on third-party e-commerce platforms, provides customers with convenient access to a wide selection of high-quality pet products and an engaging and personalized shopping experience. Our informative and interactive content platform, Boqii Community, allows users to share their pet parenting experience and discover new products and ways to make their pets healthier and happier. We had cooperated with over 15,000 physical pet stores and pet hospitals as of March 31, 2024 to further extend our product and service offerings to connect with users and customers in their neighborhoods.

We have a large pet-focused online community in China’s pet market. We had approximately 5.3 million active buyers for the year ended March 31, 2024. We take pride in building a vibrant online community where we lead our users through a content and product discovery journey, developing a user-centric content-driven “discover and buy” model.

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

●	Self-operated online sales platform. Our self-operated online sales platform can be accessed by users through Boqii Mall, our mobile app and Weixin/WeChat mini-programs. We sell both branded products and private label products through our online sales platforms. We acquire branded products from our branded partners and private label products from our manufacturing partners before we sell them to our customers. We typically recognize the sales income as our revenue and product procurement costs as our cost of revenue.

●	Flagship stores on third-party e-commerce platforms. We also sell branded products and private label products on our flagship stores on third-party e-commerce platforms, including Tmall, JD.com and Pinduoduo. We typically pay marketing and promotion service fees and annual service fees to these third-party platforms and account for such fees as sales and marketing expenses.

●	Offline distribution network. We supply branded products and private label products, mostly in bulk, to physical pet stores and pet hospitals at discounted prices.

●	Membership programs. To cultivate customer stickiness, we offer prepaid membership to users of Boqii Mall. Our prepaid membership card, Magic Black Card, requires a deposit of at least RMB500, which can be used for future purchases on Boqii Mall. We do not recognize the deposit payment as revenue, and instead we recognize revenue only upon successful sales to our customers.

●	Online marketing and information services. We provide online marketing and information services to pet product brand owners, including helping them place advertisements on our online platforms and third-party platforms and organize marketing campaigns to promote their products and brands. We recognize revenue for provision of online marketing and information services over the service period pursuant to our service contracts with the brand owners. For the years ended March 31, 2022, 2023 and 2024, we generated net revenues of approximately RMB49.1 million, RMB43.6 million, and RMB 29.2 million (US$4.0 million) from provision of online marketing and information services.

●	Content offerings. We provide users with informative, fun and interactive content. While our content offerings are free of charge, they provide us with a multitude of monetization opportunities. We engage KOLs to recommend products to our users, and integrate our curated content with relevant products to guide users along their shopping journey. Specifically, we place links to products on Boqii Mall within content to capture purchase impulse and meet user demands, delivering a seamless user experience.

●	SaaS solution. We have introduced our proprietary SaaS solution, which provides inventory management, membership management, price information and other services, to offline stores. We currently provide the SaaS solution to pet stores for free. Our free SaaS solution serves as our initial contact with physical pet stores and we expect that it will open up more business opportunities with these stores.

Our Online Sales Platforms

We operate a leading pet-focused online retail business in China in terms of GMV. During the three years ended March 31, 2022, 2023 and 2024, we connected a total of 707 brand partners with pet parents in China. We offer branded products and private label products primarily through our self-operated online sales platform, Boqii Mall, as well as major third-party e-commerce platforms, such as Tmall, JD.com and Pinduoduo.

The following tables set forth a breakdown of our GMV by product type and by sales channel during the specified periods.

	For the Year Ended March 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
GMV generated from sales of branded products	2,490.8	85.7	2,121.7	82.7	1,195.3	165.5	75.1
GMV generated from sales of our private label products	416.4	14.3	442.3	17.3	396.5	55.0	24.9
Total	2,907.2	100.0	2,564.0	100.0	1,591.8	220.5	100.0

	For the Year Ended March 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
GMV generated from sales on Boqii Mall	1,242.7	42.7	1,229.8	48.0	785.6	108.8	49.3
GMV generated from our sales on third-party e-commerce platforms	1,664.5	57.3	1,334.3	52.0	806.2	111.7	50.7
Total	2,907.2	100.0	2,564.1	100.0	1,591.8	220.5	100.0

The following tables set forth a breakdown of our net revenues by product type and by sales channel during the specified periods.

	For the Year Ended March 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues generated from sales of branded products	962,215	84.6	839,829	80.1	483,635	66,983	71.1
Net revenues generated from sales of our private label products	175,114	15.4	208,662	19.9	196,508	27,216	28.9
Total	1,137,329	100.0	1,048,491	100.0	680,143	94,199	100.0

	For the Year Ended March 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues generated from sales on Boqii Mall	433,573	38.1	433,983	41.4	276,992	38,363	40.7
Net revenues generated from our sales on third-party e-commerce platforms	703,756	61.9	614,508	58.6	403,151	55,836	59.3
Total	1,137,329	100.0	1,048,491	100.0	680,143	94,199	100.0

Our Pet Product Offerings

We offer our customers, which include both pet parents and small and medium pet businesses, a diverse selection of high-quality pet products at competitive prices, including food, treats, shampoos, cages, toys, apparel, OTC veterinary drugs and many more. As of March 31, 2024, we offered approximately 19,842 SKUs from approximately 592 brands, including approximately 63 international brands. We are committed to offering a comprehensive and relevant selection of product inventory so that pet parents can get everything they need for their pets at one destination.

Branded products

During the three years ended March 31, 2024, we connected approximately 707 brand partners with pet parents in China, such as Royal Canin and Pedigree. Our brand partners together contributed approximately 16,409 SKUs to our online sales platforms, accounting for approximately 82.7% of our total SKUs as of March 31, 2024. In addition to branded pet food and other daily supplies, we cooperate with certain brand partners to offer OTC veterinary drugs, such as dermatology drugs and worm medications. We have designated a team with backgrounds in veterinary pharmacy to oversee the procurement of OTC veterinary drugs on our online sales platforms.

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

●	Delivery and acceptance. Our brand partners are responsible for delivering products to our warehouses, and the products delivered shall conform, in form and substance, to the samples we have accepted.

●	Quality. The products shall satisfy all applicable quality requirements under relevant laws and regulations, industry standards and our quality standards specified in the agreements. We may reject or return any substandard products.

●	Purchase commitment. A few brand partners specify minimum purchase requirements in our supply agreements.

Private label products

Complementary to our extensive selection of branded products, we also offer high-quality private label products at compelling prices. Leveraging our wealth of expertise in the pet industry and deep understanding of customer needs, we have developed our private label brands, Yoken and Mocare in 2015 and 2018, respectively. We launched two “D-cat” label brands in 2022. We achieved significant growth in the sales of private label products. On March 31, 2024, approximately 3,433 SKUs of our private label products were offered, accounting for approximately 17.3% of our total SKUs. Moreover, as we introduce our high-quality competitively priced private label products to physical pet stores and pet hospitals, we are able to develop close relationships with them that provide for additional business opportunities.

We had approximately 1,603 SKUs under our Yoken brand for the year ended March 31, 2024. We operate two business lines under our Yoken brand, Yiqin and Youbeizi. We mainly offer competitively priced cat litter, liners, bath products, dog food, cat food, canned food, pet clothes and pet toys under Yiqin, and value-for-money pet food under Youbeizi. Yoken was awarded 2020 and 2021 Annual Horse Brand, 2020 Consumers’ Favorite Cat Litter Brand and 2021 Annual Cat Litter at the Tmall Golden Cosmetics Festival.

We had approximately 56 SKUs under our Mocare brand for the year ended March 31, 2024. Mocare focuses on premium freeze-dry cat and dog food, which is made from cooked fresh foods with nearly all of the water content removed through a special process. Freeze-dried cat and dog food is known to preserve more nutritional content compared to conventional dry food, has longer shelf life than wet food, and allows for more convenient transportation and storage than frozen food. Mocare was awarded Annual Top 10 Dark Horse Brand by Shenzhen International Pet Product Fair in 2019.

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

We carefully select manufacturers based on their ability to ensure timely delivery of quality products at competitive prices. Before engaging a manufacturer, we examine its business licenses, permits and operating history, sample products and evaluate its quality control effectiveness, assess its production capacity and conduct on-site visits. Our manufacturing agreement generally sets out a price cap for each product category will be set out in the agreement. We normally make a lump-sum payment within an agreed timeframe following our acceptance of the products. To strengthen our relationship with Qingdao Shuangan Biotechnology Co., Ltd. (“Shuangan”), a leading pet food manufacturer in China, we made an equity investment in it in 2017. We outsource the manufacturing of the rest of our private label products to various other high-quality manufacturers in China.

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

Through our automated recommendation algorithm, we study and analyze customers’ browsing and purchase history and their pet profiles to identify their needs and preferences and recommend products of interest to them. Furthermore, we integrate our content offerings on our online community with the most relevant products and make customized recommendation, which create a unique and engaging experience for our users and customers. See “Item 4. Information on the Company-4. B. Business Overview-Our Content Platform.” We have been constantly improving our algorithms to more precisely target customers with smart recommendations.

We engage various third parties to provide payment and delivery services for our customers on Boqii Mall. We require our customers to make full payment before we ship out their orders. We collaborate with YeePay, WeChat Pay, Alipay and Union Pay to offer convenient and secure payment options. We have engaged STO Express, Yuantong and Yunda to provide fast and reliable delivery services to our customers. See “Item 4. Information on the Company-4. B. Business Overview-Supply Chain Management.”

Flagship Stores on Third-party E-commerce Platforms

We operate flagship stores on major third-party e-commerce platforms, including Tmall, JD.com, Pinduoduo and Douyin. These third-party e-commerce platforms expand our customer reach and serve as our initial contact with customers, especially first-time pet parents who have yet to develop brand loyalty. For the years ended March 31, 2022, 2023 and 2024, we generated revenue of approximately RMB703.8 million, RMB614.5 million, and RMB 403.2 million (US$55.8 million), respectively, from sales on our flagship stores on third-party e-commerce platforms.

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

We supply a variety of branded products and private label products to physical pet stores and pet hospitals in bulk at discounted prices, which diversify their store product portfolio. With our valuable data insights, we identify unique needs of local pet stores, and recommend high-quality and value-for-money products to them accordingly. In certain cases, we coordinate with our brand partners to offer free samples to pet stores before they decide to make bulk purchases. We enter into customary supply agreements with physical pet stores and pet hospitals, pursuant to which the physical pet stores or pet hospitals may not sell our products at a price lower than specified in the agreements unless otherwise agreed. For the years ended March 31, 2022, 2023 and 2024, we generated revenue of approximately RMB142.0 million, RMB190.4 million, and RMB 178.0 million (US$24.6 million) from sales through our offline distribution network, accounting for approximately 12.5%, 17.4%, and 25.1% of our total net revenues during the same periods, respectively.

Our offline distribution network also extends our brand partners’ customer reach to pet parents who frequently visit physical pet stores and pet hospitals. We help our brand partners design tailored offline marketing strategies. For example, we promote their branded products to and display their marketing campaigns at physical pet stores we cooperate with and during trade fairs.

Customer Services

Our professional customer services distinguish us from generic retailers and adds a personal touch to the customer shopping experience. Unlike shopping for personal goods, shopping for pet products can be more challenging and requires professional guidance. We maintain a dedicated team of customer services staff, including our nine employees and other outsourced customer service stuff. Pet parents can reach our knowledgeable customer services staff and our intelligent customer service system every day. Our responsive and experienced customer services team has achieved an average satisfaction rate of approximately 4.88 points out of five points with respect to service attitude in the year ended March 31, 2024.

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

We have adopted three inventory models-distribution model, consignment model and drop shipping model-and had an average inventory turnover days of approximately 44 days for the year ended March 31, 2024. Average annual inventory turnover days are calculated by dividing the ending inventory balance by cost of product sales and multiplying by 365.

●	Distribution model. Distribution model is the most common inventory model in our operations. Under this model, we purchase products from our brand partners before selling them to customers and take inventory.

●	Consignment model. We initially partnered with some emerging brand partners, using a consignment model where ownership of the products remained with such brand partners until the products were sold. We believed this model allowed us to minimize inventory and working capital risks. Since early 2019, we have started to substantially reduce product sales through consignment model as we strategically reduced the sales volume of certain long-tail, less popular products offered by emerging brand partners.

●	Drop shipping model. Only a few of our manufacturers have chosen drop shipping model. Under this model, we take inventory although our manufacturers ship the products directly to the customers under this model.

As of March 31, 2024, we operated one warehouse and utilized three fulfillment centers across China, and maintained a team of 8 employees and 38 outsourced staff. We store our inventories, and sort, package and ship products to customers from our warehouses. We also utilize fulfillment centers at free trade-zones where certain brand partners we cooperate with ship their products to us or our customers directly. As of March 31, 2024, we also partnered with seven delivery service providers to ensure fast and reliable delivery to our customers. Our expansive fulfillment network enables us to reach certain parts of China in 24 hours or less, providing customers with a convenient click-to-door shopping experience.

Membership Programs

We have established prepaid and free membership programs to enhance customer loyalty. As of March 31, 2024, we had approximately 44,316 prepaid members. Our prepaid members on average deposited approximately RMB1,585 each year in their membership cards during the three years from April 1, 2021 to March 31, 2024.

●	Prepaid membership. Prepaid membership is only available to users of Boqii Mall. Our prepaid membership card, Magic Black Card, requires a deposit of at least RMB500, which can be used for purchases on Boqii Mall. Our Magic Black Card holders receive discounts on all purchases made on Boqii Mall, access to limited-time offers, birthday coupons, free shipping twice a month, VIP customer service and other value-added services.

●	Free membership. Free membership is only available to users of our flagship stores on Tmall, JD.com and Pinduoduo. Users earn points for visiting, making purchases or drawing lotteries on our flagship stores, and points can be then used for deducting the order amounts in future purchases on these stores. Free members enjoy discount offers at our flagship stores from time to time and one-to-one customer service.

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

Content Creation

Our users and customers constantly contribute to our diverse, high-quality and engaging content. Among them, some have attracted a significant number of followers and grown to become KOLs. We have also engaged a number of KOLs, who are particularly active in creating and sharing content on pet parenting and pet products. They encourage social interactions among our users and customers and help shape their purchasing decisions. As of March 31, 2024, we had over approximately 270 KOLs on our platform and approximately 837 KOL accounts on social media platforms. We continuously monitor user activities and original content creation on our platform to discover potential KOLs and encourage them to partner with us.

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

Social Media

Through interactive social network platforms, we bring our dynamic community and their diverse and engaging content offerings to life. We distribute content through substantially all major social communications and social media platforms in China, including Weixin/WeChat, Weibo, Red and Douyin. Our content offerings on these platforms have attracted a large number of loyal fans. As of March 31, 2024, we managed over 750 Weixin/WeChat groups, most of which are under our direct management.

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

We began cooperating with physical pet stores and pet hospitals in 2013. As of March 31, 2024, we had cooperated with over 15000 physical pet stores and pet hospitals, spanning over 250 cities in China. Our offline network increases our brand awareness and presents a complementary source of user traffic. By making pet products and services more accessible and appealing to pet parents, we are able to drive customer acquisition and customer loyalty in a more cost-effective manner. Through our brand influence and proprietary technology, we have also begun to digitally connect and empower an extensive, growing network of physical pet stores and pet hospitals through our SaaS solutions.

Our mobile app allows users and customers to quickly and accurately locate nearby pet stores and pet hospitals we cooperate with. We host a homepage for each store we cooperate with on our mobile app, where users and customers may view store photos, browse the type of services provided, review staff backgrounds and access and provide store reviews.

Acquisition of Xingmu International

To further our presence in the pet healthcare market, we acquired 51% equity ownership in Xingmu International in November 2019 and have since consolidated results of Xingmu International. As a competitive veterinary drug distributor in China, Xingmu has regional exclusive distribution rights to 8 veterinary drug brands and close relationships with approximately 1,300 pet hospitals in China as of March 31, 2024. Our acquisition of Xingmu allows us to leverage Xingmu’s extensive pet hospital network to develop our pet healthcare business. We are a leading online UGC audio community, interactive audio entertainment platform and online audio platform in China.

Partnership with PetDog

In an effort to expand our offline presence and enhance pet service offerings, we made an approximately 23.6% equity investment in Beijing PetDog Technology Development Co., Ltd. (“PetDog”) in 2019. PetDog offers a variety of courses on pet beauty, pet training, pet store management and pet nutrition management to train and prepare students to become licensed pet professionals, expanding the talent pool in the pet industry. According to Frost & Sullivan, PetDog is the largest pet store franchise in terms of number of pet stores and the largest training center for pet service professionals in terms of training service revenue in China as of 2019. We equip PetDog stores with smart inventory management through our SaaS solution, and diversify its product portfolio with our wide selection of high-quality and value-for-money pet products.

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

With valuable data insights on user behavior, we also help our brand partners and brand owners design and implement effective marketing strategies, and guide them in offering more relevant products and optimizing pricing strategies. In 2013, we started to provide online marketing and information services to Chuncui Pet Products (Shanghai) Co., Ltd, a new Chinese pet product brand.

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

Licenses and Approvals

The following table sets forth a list of material licenses and approvals, subject to further renewal, that our PRC subsidiaries and the VIEs are required to obtain to carry out our operations in China, in addition to business licenses that are required for each company operating in the PRC.

License	Entity Holding the License	Type of the Entity	Regulatory Authority
ICP License	Shanghai Guangcheng	VIE	Shanghai Communication Administration

Veterinary Drug Operation Permit	Shanghai Guangcheng	VIE	Shanghai Pudong Agricultural Committee

Veterinary Drug Operation Permit	Shanghai Xincheng	WFOE	Shanghai Pudong Agricultural Committee

Veterinary Drug Operation Permit	Shanghai Guangcheng Wuhu Branch	Branch of VIE	Wuhu Economic Technology Development District Social Affair Bureau

Veterinary Drug Operation Permit	Suzhou Taicheng	VIE	Suzhou Agriculture and Country Bureau

Veterinary Drug Operation Permit	Nanjing Xingmu	VIE	Nanjing Yuhua District Agricultural Bureau

Veterinary Drug Operation Permit	Taizhou Xinmu Biotechnology Co., Limited	Subsidiary of VIE	Taizhou Hailing District Agriculture and Country Bureau

Our Technology

Our strong technology and data capabilities enable us to deliver superior user experience and increase our operational efficiency. As of March 31, 2024, we had a five-member research and development team dedicated to the design and development of algorithm and the upgrades and maintenance of our technology infrastructure.

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

Moreover, we provide our inventory management system to physical pet stores and pet hospitals as a SaaS solution and help them manage their business more efficiently. See “Item 4. Information on the Company-4. B. Business Overview-Our Business Model -Offline Distribution Network.”

Intellectual Property

Our trademarks, copyrights, domain names, trade names, trade secrets, patents and other proprietary rights are critical to our success. As of March 31, 2024, we had five registered patents, 267 registered trademarks, 49 registered copyrights and 23 registered domain names in China. We rely on patent, trademark, copyright and trade secret protection laws in China and enter into standard confidentiality agreements with all of our employees to protect our intellectual properties.

Seasonality

We experience seasonality in our business, primarily as a result of seasonal fluctuations in personal consumption needs and patterns. We typically record higher net revenues in the fourth calendar quarters, primarily because consumers tend to increase their purchases during e-commerce festivals in China, such as the periods around Double Eleven Shopping Festival (which is an online sales promotion event that falls on November 11 of each year) and Double Twelve (which is another online sales promotion event that falls on December 12 of each year). In addition, we typically experience a lower level of sales activity in the first calendar quarters due to the Chinese New Year holiday, during which the volumes of online purchases and logistical operations may drop significantly due to vacations and business closures. As a result, we generally generate higher net revenues in quarters ended December 31. Similar to the trends in our net revenues, our cost of revenues and to a lesser extent, fulfillment expenses, sales and marketing expenses, and general and administrative expenses generally also experience seasonal fluctuations. Due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results. See “Item 3. Key Information-Item 3.D. Risk Factors-Risks Related to Our Business and Industry-Our results of operations are subject to fluctuations due to the seasonality of our business and other events.”

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

On December 4, 2023, SAFE promulgated the Notice on Further Deepening the Reform to Facilitate Cross-border Trade and Investment, which relaxed restrictions on the scale of preliminary expenses for overseas direct investment, and facilitated the payment and use of funds obtained from equity transfers under domestic reinvestment and funds raised from overseas listing of foreign direct investment.

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

Boqii Holding Limited
(Cayman Islands)
83.63%
100%
100%
51%
100%
Yoken Holding Limited
(Cayman Islands)
Boqii Corporation Limited
(Hong Kong)
Boqii International Limited
(Hong Kong)
Xingmu International Limited
(BVI)
Free Flow Holding Limited
(Cayman Islands)
100%
100%
100%
Yoken International Limited
(Hong Kong)
Xingmu HK Limited
(Hong Kong)
Free Flow Corporation Limited
(Hong Kong)
Offshore
Onshore
100%
100%
100%
100%
Chengdu Chongaita Information Technology Co.,Ltd. ("Yoken WFOE")
100%
Shanghai Yiqin Pet Products Co.,Ltd. ("Shanghai Yiqin")
Xincheng(Shanghai) Information Technology Co,Ltd. ("Shanghai Xincheng")
Nanjing Xinmu Information Technology Co.,Ltd. ("Xingmu WFOE")
Shanghai Meiyizhi Supply Chain Co,Ltd ("Meiyizhi WFOE")
Suzhou Taicheng Supply Chain Co.,Ltd. ("Suzhou Taicheng")
Guangcheng(Shanghai) Information Technology Co.,Ltd. ("Shanghai Guangcheng")
Nanjing Xingmu Biotechnology Co.,Ltd. ("Nanjing Xingmu")
Suzhou Xingyun Yueming Supply Chain Co.,Ltd. ("Suzhou Xingyun")

Notes:

Equity interest

Contractual arrangements, including the exclusive technical consulting and service agreement, intellectual property license agreement, equity pledge agreement, exclusive call option agreement, shareholders’ voting rights proxy agreement and loan agreement. See “Item 3. Key Information-Contractual Arrangements with the VIEs and Their Respective Shareholders.”

4.D. Property, Plant and Equipment

We are headquartered in Shanghai. As of March 31, 2024, we did not have any self-owned properties, and we leased 17 properties with an aggregate gross floor area of approximately 17,117 square meters in China, which are primarily used as office building and warehouse. We believe our existing properties are adequate for current operational needs, but we expect to seek additional space to accommodate our future growth.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion may contain forward-looking statements about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under “Item 3. Key Information-3.D. Risk Factors” and elsewhere in this annual report. For the impact of foreign currency fluctuations on the company, and the extent to which foreign currency net investments are hedged by currency borrowing and other hedging instruments, please refer to, “Item 11. Quantitative and Qualitative Disclosures about Market Risk-Foreign exchange risk.”

General Factors Affecting Our Results of Operations

Our business and operating results are affected by a number of general factors in China’s pet industry, including:

●	China’s overall economic growth, level of urbanization and level of per capita disposable income;

●	China’s demographic shift in terms of rising numbers of no-kid families and aging population;

●	Development of China’s online retail market, such as the growing number of online shoppers, improved logistics infrastructure and increasing adoption of mobile payment;

●	Seasonality of China’s online retail market with increasing sales during the fourth quarter of each year;

●	Growing population of pets and pet parents and demand for quality pet products and services;

●	Increase in pet parents’ expenditure on pets, pet products and pet services; and

●	Market competition.

Unfavorable changes in any of these general factors could materially and adversely affect our business and our results of operations.

Specific Factors Affecting Our Results of Operations

Our ability to diversify product offerings and promote private label products

We will continue to diversify our product offerings and optimize our product mix catering to customers’ demands and drive profitability. For the year ended March 31, 2024, our GMV from sales of (i) pet staple food, (ii) snacks and wet food, (iii) supplies and (iv) heath care products accounted for 32.5%, 11.6%, 21.4% and 34.5% of our total GMV, compared to 36.8%, 9.3%, 19.4% and 34.5% for the year ended March 31, 2023. Through diversifying our product source, we will continue to support the growth of emerging brands with attractive margin profiles, providing them with access to our broad user base and reliable fulfillment infrastructure. At the same time, we tend to have greater pricing power over these emerging brands compared to more established brands. During the three years ended March 31, 2022, 2023 and 2024, we connected a total of approximately 707 brand partners with pet parents in China, and realized a GMV of RMB 1,591.8 million from sales of branded products for the year ended March 31, 2024.

In addition to third-party brands, we will further promote private label products and expand our product portfolio, from which we can realize higher gross margin compared to third-party brands. We have launched a number of private labels, including Yoken, Mocare, and two “D-cat” labels, and will continue to accumulate data insights on customer behavior and tailor our private label product offerings accordingly. On March 31, 2024, approximately 3,433 SKUs of private label products were offered, accounting for approximately 17.3% of our total SKUs, compared to approximately 4,884 private label SKUs, accounting for approximately 18.3% of our total SKUs on March 31, 2023. For the year ended March 31, 2024, we realized a GMV of RMB 396.5 million from sales of our private label products, accounting for 24.9% of our total GMV, compared to a GMV of RMB 442.3 million from sales of our private label products, accounting for 17.3% of our total GMV for the year ended March 31, 2023. Through working closely with our manufacturing partners, we expect to further improve the profitability of our private label products.

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

Our ability to diversify our service offerings through strategic acquisitions and investments

We envision fostering a pet ecosystem around online sales platforms and expanding offline network and have made strategic acquisitions and investments to expand our product and service offerings. Through our acquisition of Xingmu, a veterinary drug distributor in China, we have entered into China’s pet healthcare industry. In 2019, we invested in PetDog, a large pet store franchise in China, to expand the outreach of professional pet service trainings to offline stores to improve the of their services. The business or financial performance of the companies we have acquired or invested in as well as our ability to successfully integrate these acquired businesses or investments with our existing business would impact our results of operations and financial conditions. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We have and may continue to invest in or acquire complementary assets, technologies and businesses, or enter into strategic alliances. Such efforts may fail and have in the past, and may continue to, result in equity or earnings dilution and materially and adversely affect our results of operations and financial condition.”

Key Components of Results of Operations

Net revenues

The following table sets forth a breakdown of our net revenues, in absolute amounts and as percentages of total net revenues, for the periods indicated.

	For the Year Ended March 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
Product sales	1,137,329	95.9	1,048,491	96.0	680,143	94,199	95.9
Online marketing and information services and other revenue	49,100	4.1	43,603	4.0	29,209	4,045	4.1
Total net revenues	1,186,429	100.0	1,092,094	100.0	709,352	98,244	100.0

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

Cost of revenue

Our cost of revenue consists of cost of product sales and cost of services. Cost of product sales comprises the purchase price of products, vendor rebates and inventory write-downs, which together accounted for 98.6%, 98.2% and 98.5% of our total cost of revenue for the years ended March 31, 2022, 2023 and 2024, respectively. Cost of services consists of the advertising and promotion costs, employee wages and benefits in connection with our provision of marketing and information services including the fees that we paid to third party for advertising and promotion on various online and offline channels.

Gross profit and gross margin

We recorded gross profit of RMB242.7 million, RMB233.5 million RMB140.7 million (US$19.5 million) for the years ended March 31, 2022, 2023 and 2024, respectively.

In the years ended March 31, 2022, 2023 and 2024, our overall gross margin was 20.5%, 21.4% and 19.8%, respectively. During the same period, the gross margin of product sales was 18.2%, 19.6% and 17.6%, and the gross margin of online marketing and information services was 72.9%, 63.6% and 71.0%, respectively.

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

	For the Year Ended March 31,
	2022			2023			2024
	RMB	% of total operating expenses	% of total revenue	RMB	% of total operating expenses	% of total revenue	RMB	US$	% of total operating expenses	% of total revenue
	(in thousands, except for percentages)
Operating expenses:
Fulfillment expenses	134,026	35.2	11.3	126,295	42.5	11.6	59,506	8,241	29.2	8.4
Sales and marketing expenses	170,986	44.8	14.4	124,007	41.8	11.4	85,091	11,785	41.7	12.0
General and administrative expenses	76,248	20.0	6.4	46,554	15.7	4.3	59,265	8,208	29.1	8.4
Total operating expenses	381,260	100.0	32.1	296,856	100.0	27.3	203,862	28,234	100.0	28.8

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

Sales and marketing expenses. Our sales and marketing expenses consist primarily of advertising expenses, third-party platforms commission fee, employee wages, rental expenses and benefits for sales and marketing staff, depreciation expenses and other daily expenses which are related to the sales and marketing functions. We expect to explore and leverage new cost-effective sales and marketing channels with high conversion rate, such as Red and Douyin.

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

PRC

Generally, our PRC subsidiaries, the VIEs and their subsidiaries are subject to enterprise income tax on their taxable income in the PRC at a rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. Boqii (Shanghai) Information Technology Co., Ltd. obtained High and New Technology Enterprises, or HNTE, status in 2019 and is thus eligible to enjoy a preferential tax rate of 15% from 2019 to 2022, to the extent it has taxable income under the Enterprise Income Tax Law of the PRC, or EIT Law. On July 25, 2018, Boqii (Shanghai) Information Technology Co., Ltd. (“Shanghai Boqii”) was entitled to be “Software Enterprises.” According to the Enterprise Income Tax (“EIT”) Law and relevant regulations in the PRC, from the year of 2018, Shanghai Boqii could enjoy a tax holiday of 2-year EIT exemption and subsequently 3-year 12.5% preferential tax rate and the certificate expired until October 2023. For the years ended March 31, 2022, 2023 and 2024, Shanghai Boqii was subject to EIT rate at 12.5%, 12.5% and 25%, respectively.

Since April 1, 2019, our pet product sales revenues have been subject to value-added tax at a rate of 13% and our pet foods sales revenues have been subject to value-added tax at a rate of 9%. Our services revenues are subject to value-added tax at a rate of 6%.

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

	For the Year Ended March 31,
	2022		2023		2024
	RMB	% of total net revenues	RMB	% of total net revenues	RMB	US$	% of total net revenues
	(in thousands, except for share and per share data)
Net revenues:
Product sales	1,137,329	95.9	1,048,491	96.0	680,143	94,199	95.9
Online marketing and information services and other revenue	49,100	4.1	43,603	4.0	29,209	4,045	4.1
Total net revenues	1,186,429	100.0	1,092,094	100.0	709,352	98,244	100.0
Total cost of revenues	(943,698)	(79.5)	(858,608)	(78.6)	(568,615)	(78,752)	(80.2)
Gross profit	242,731	20.5	233,486	21.4	140,737	19,492	19.8
Operating expenses:
Fulfillment expenses	(134,026)	(11.3)	(126,295)	(11.6)	(59,506)	(8,241)	(8.4)
Sales and marketing expenses	(170,986)	(14.4)	(124,007)	(11.4)	(85,091)	(11,785)	(12.0)
General and administrative expenses	(76,248)	(6.4)	(46,554)	(4.3)	(59,265)	(8,208)	(8.4)
Impairment of goodwill	—	—	(40,684)	(3.7)	-	-	-
Other income, net	280	0.0	286	0.0	2,966	411	0.4
Loss from operations	(138,249)	(11.7)	(103,768)	(9.5)	(60,159)	(8,331)	(8.5)

Interest income	15,477	1.3	7,420	0.7	2,638	366	0.4
Interest expense	(20,884)	(1.8)	(13,350)	(1.2)	(7,326)	(1,015)	(1.0)
Other gains, net	6,020	0.5	5,159	0.5	(3,994)	(553)	(0.6)
Fair value change of derivative liabilities	2,824	0.2	(2,266)	(0.2)	(1,034)	(143)	(0.1)
Loss before income tax expenses	(134,812)	(11.4)	(106,805)	(9.8)	(69,875)	(9,676)	(9.8)
Income tax expenses	1,571	0.1	911	0.1	927	128	0.1
Share of results of equity investee	418	0.0	(82)	0.0	50	7	0.0
Net loss	(132,823)	(11.2)	(105,976)	(9.7)	(68,898)	(9,541)	(9.7)
Less: Net income attributable to the non-controlling interest shareholders	(4,433)	(0.4)	(3,177)	(0.3)	(5,234)	(724)	(0.7)
Net loss attributable to Boqii Holding Limited	(128,390)	(10.8)	(102,799)	(9.4)	(63,664)	(8,817)	(9.0)
Accretion on redeemable non-controlling interests to redemption value	(575)	(0.0)	(675)	(0.1)	(766)	(106)	(0.1)
Net loss attributable to Boqii Holding Limited’s ordinary shareholders	(128,965)	(10.9)	(103,474)	(9.5)	(64,430)	(8,923)	(9.1)
Net loss per share attributable to Boqii Holding Limited’s ordinary shareholders
Basic	(1.90)		(1.50)		(0.64)	(0.09)
Diluted	(1.90)		(1.50)		(0.64)	(0.09)
Weighted average number of ordinary shares
Basic	68,006,172		68,858,823		100,637,760	100,637,760
Diluted	68,006,172		68,858,823		100,637,760	100,637,760

Year Ended March 31, 2024 Compared to Year Ended March 31, 2023

Net revenues

Our net revenues decreased by 35% from RMB1,092.1 million for the year ended March 31, 2023 to RMB RMB709.4 million (US$98.2 million) for the year ended March 31, 2024. Net revenues generated from product sales decreased by 35.1% from RMB1,048.5 million for the year ended March 31, 2023 to RMB680.1 million (US$94.2 million) for the year ended March 31, 2024. Net revenues generated from our online marketing and information services decreased by 33.0% from RMB43.6 million for the year ended March 31, 2023 to RMB29.2 million (US$4.0 million) for the year ended March 31, 2024. The decrease was a result of  our business strategy  to focus more on increasing profitability instead of volume of sales.

Cost of revenue

Our cost of revenue was RMB568.6 million (US$78.8 million) for the year ended March 31, 2024, representing a decrease of 33.8% from RMB858.6 million for the year ended March 31, 2023, in line with our decreased revenue.

Gross profit

Our overall gross profit decreased by 39.7% from RMB233.5 million for the year ended March 31, 2023 to RMB140.7 million (US$19.5 million) for the year ended March 31, 2024. Our overall gross margin decreased from 21.4 % for the year ended March 31, 2023 to 19.8 % for the year ended March 31, 2024. The decrease in gross margin was primarily attributed to a decline in service revenues, which traditionally carry higher gross margins.

Operating expenses

Our operating expenses decreased by 31.3% from RMB296.9 million for the year ended March 31, 2023 to RMB203.9 million (US$28.2 million) for the year ended March 31, 2024, for the following reasons:

Fulfillment expenses

Our fulfillment expenses decreased by 52.9 % from RMB126.3 million for the year ended March 31, 2023 to RMB59.5 million (US$ 8.2 million) for the year ended March 31, 2024. Fulfillment expenses as a percentage of total revenues were 8.4%, down from 11.6% in the year ended March 31, 2023, which is primarily due to the decrease in shipping and warehousing expenses, resulting from more utilization of fulfillment centers.

Sales and marketing expenses

Our sales and marketing expenses decreased by 31.4% from RMB124.0 million for the year ended March 31, 2023 to RMB85.1 million (US$11.8 million) for the year ended March 31, 2024. The decrease was primarily due to (i) the decrease in advertising expenses of RMB18.7 million, as a result of our cost-saving efforts; (ii) the decrease in salary and benefits of RMB11.4 million due to employee layoffs; and (iii) the decrease in third-party platform commission fees of RMB8.2 million due to decrease in revenues.

General and administrative expenses

Our general and administrative expenses were RMB59.3 million (US$8.2 million), increased by 27.3%, as compared to RMB46.6 million in the fiscal year 2023. The increase was primarily due to (i) the increase in professional fees of RMB3.3 million, compared to the fiscal year 2023, related to our financing transactions in the fiscal year 2024; and (ii) the increase in share-based compensation expenses of RMB9.5 million, resulting from the grant of options to employees in the fiscal year 2024, and cancellation of options due to employee departures in the fiscal year 2023.

Impairment of goodwill

We had a full impairment charge of goodwill of RMB40.7 million for the year ended March 31, 2023, caused by the difference between the fair value of our reporting unit of RMB119.8 million and the carrying value of our net assets of RMB217.8 million as of March 31, 2023, based on a quantitative goodwill impairment test. As of March 31, 2023 and 2024, the carrying amount of goodwill is nil.

Other income, net

We had other income, net of RMB0.29 million and RMB3.0 million (US$0.41 million) for the year ended March 31, 2023 and 2024, respectively, which was mainly attributable to government subsidies received in the respective periods.

Loss from operations

As a result of the foregoing, our loss from operations decreased by 42.0% from RMB103.8 million for the year ended March 31, 2023 to RMB60.2 million (US$8.3 million) for the year ended March 31, 2024.

Interest income

Our interest income was RMB2.6 million (US$0.4 million) for the year ended March 31, 2024, compared to RMB7.4 million for the year ended March 31, 2023. The decrease was primarily attributable to a lower balance of bank deposits and decreased amount of receivable for issuance of ordinary shares.

Interest expense

Our interest expense was RMB7.3 million (US$1.0 million) for the year ended March 31, 2024, compared to RMB13.4 million for the year ended March 31, 2023. The decrease was primarily attributable to a decrease in the amortization charges on promissory notes of RMB5.6 million.

Other gains, net

We recorded other losses, net of RMB4.0 million (US$0.55 million) for the year ended March 31, 2024, primarily due to (i) a net gain on foreign exchange of RMB1.1 million (US$0.2 million), (ii) a net loss of RMB5.9 million (US$0.8 million) related to the discount on the ordinary shares issued in a public offering, (iii) a net loss of RMB1.4 million (US$0.2 million), resulting from the disposal of other debts, and (iv) a net gain of RMB1.8 million (US$0.3 million) corresponding with the disposal of our long term investment. We recorded other gains, net of RMB5.2 million for the year ended March 31, 2023, due to a net gain on foreign exchange of RMB2.7 million.

Net loss

As a result of the foregoing, our net loss decreased by 35.0% from RMB106.0 million for the year ended March 31, 2023 to RMB68.9 million (US$9.5 million) for the year ended March 31, 2024.

Year Ended March 31, 2023 Compared to Year Ended March 31, 2022

For a detailed description of the comparison of our operating results for the year ended March 31, 2023 to the year ended March 31, 2022, see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Year ended March 31, 2023 Compared to Year ended March 31, 2022” beginning on page 101 of our annual report on Form 20-F for the year ended March 31, 2023 initially filed with the SEC on July 27, 2022 (File No. 001-39547).

5.B Liquidity and Capital Resources

Cash flows and working capital

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended March 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Net cash flows used in operating activities	(147,504)	(54,069)	(25,428)	(3,523)
Net cash flows (used in)/generated from investing activities	21,147	46,496	47,814	6,624
Net cash flows generated from/(used in) financing activities	1,995	(76,656)	(33,132)	(4,589)
Net increase/(decrease) in cash and cash equivalents	(124,362)	(84,229)	(10,746)	(1,488)
Cash and cash equivalents at beginning of the year	292,237	162,855	89,850	12,444
Effects of foreign exchange rate changes on cash and cash equivalents	(5,020)	11,224	(6,382)	(884)
Cash and cash equivalents at the end of the period	162,855	89,850	72,722	10,072

Historically, we have not been profitable or generated positive operating cash flows. Our principal source of liquidity has been cash generated from financing activities. As of March 31, 2022, 2023 and 2024, we had RMB162.9 million, RMB89.9 million and RMB72.7 million (US$10.1 million) in cash and cash equivalents, respectively. Our cash and cash equivalents consist primarily of cash on hand and demand deposits placed with banks and third-party payment processors, which are unrestricted as to withdrawal or use, have original maturities of three months or less at the time of purchase and are readily convertible to known amounts of cash. Our cash and cash equivalents are primarily denominated in Renminbi.

We had a positive working capital, representing the difference between total current assets and total current liabilities, of RMB262.7 million, RMB210.0 million and RMB206.2 million (US$28.6 million) as of March 31, 2022, 2023 and 2024, respectively. As of March 31, 2024, our total current liabilities were RMB72.0 million (US$10.0 million), which primarily included short-term borrowings, accounts payable, accrued liabilities and other current liabilities and derivative liabilities. We recorded RMB15.2 million (US$2.1 million) in short-term borrowings as of March 31, 2024. As of the date of this annual report, all the short-term borrowings outstanding as of March 31, 2024 was paid in full. We recorded RMB24.3 million (US$3.4 million) in accounts payable as of March 31, 2024. A substantial majority of our accounts payable is due to brand partners, with a credit period between 30 to 60 days. We recorded RMB16.7 million (US$2.3 million) in accrued liabilities and other current liabilities as of March 31, 2024, which primarily included logistics expenses payable, refund obligation of sales returns, advances from customers and payable for investment. We recorded RMB5.7 million (US$0.8 million) in derivative liabilities as of March 31, 2024. We assessed the embedded warrants along with the conversion features of Yoken Series A-1 Warrant, and concluded that this is required to be bifurcated and accounted for separately as derivative liabilities.

Despite the fact that we had a positive working capital as of March 31, 2024, working capital constraints have in the past limited, and may continue to limit, our ability to grow revenues, especially with emerging brands that generally require larger inventory investments during their early commercial development. Working capital deficits will restrict our liquidity position and have a negative impact on our ability to repay current liabilities. Our inability to take actions that address our working capital deficit in a timely and efficient manner, including prudently managing our working capital, or raising additional equity or debt financing on terms that are acceptable to us when necessary, could materially adversely affect our liquidity, results of operations, financial condition and ability to operate. We believe that our current cash, cash equivalents and short-term investments and borrowings will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

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

Operating activities

Net cash used in operating activities was RMB25.4 million (US$3.5 million) for the year ended March 31, 2024. The difference between our net loss of RMB68.9 million (US$9.5 million) and the net cash used in operating activities for the year ended March 31, 2024 was primarily attributable to (i) a decrease in accounts payable of RMB31.5 million (US$4.4 million), and (ii) a decrease in operating lease liabilities of RMB18.0 million (US$2.5 million), partially offset by (i) a decrease in prepayments and other current assets of RMB11.5 million (US$1.6 million), (ii) a decrease in accounts receivable of RMB27.2 million (US$3.8 million), (iii) a decrease in inventories of RMB26.5 million (US$3.7 million), and (iv) amortization of right-of-use assets of RMB17.9 million (US$2.5 million) in the year ended March 31, 2024.

Net cash used in operating activities was RMB54.1 million (US$7.9 million) for the year ended March 31, 2023. The difference between our net loss of RMB106.0 million (US$15.4 million) and the net cash used in operating activities for the year ended March 31, 2023 was primarily attributable to (i) a decrease in accounts payable of RMB36.3 million (US$5.3 million), (ii) a decrease in operating lease liabilities of RMB26.4 million (US$3.8 million), and (iii) an increase in accounts receivable of RMB27.5 million (US$4.0 million), partially offset by (i) a decrease in prepayments and other current assets of RMB47.8 million (US$7.0 million), (ii) impairment of goodwill of RMB40.7 million (US$5.9 million) in the year ended March 31, 2023 and (iii) amortization of right-of-use assets of RMB24.6 million (US$3.6 million) in the year ended March 31, 2023.

Net cash used in operating activities was RMB147.5 million for the year ended March 31, 2022. The difference between our net loss of RMB132.8 million and the net cash used in operating activities for the year ended March 31, 2022 was primarily attributable to (i) an increase in prepayments and other current assets of RMB35.1 million, resulting from the growth of our business, (ii) an increase in inventories of RMB23.2 million, (iii) a decrease in operating lease liabilities of RMB12.8 million, partially offset by (i) one-off shared-based compensation expense of RMB14.4 million in the year ended March 31, 2022, (ii) interest expense of other debts of RMB17.1 million in the year ended March 31, 2022 and (iii) an increase in accounts payable of RMB18.1 million in the year ended March 31, 2022.

Investing activities

Net cash generated from investing activities was RMB47.8 million (US$6.6 million) for the year ended March 31, 2024, which was primarily attributable to a decrease in short-term investments of RMB69.8 million (US$9.7 million), partially offset by deposits to be used in connection with future acquisitions of RMB29.1 million (US$4.0 million).

Net cash generated from investing activities was RMB46.5 million (US$6.8 million) for the year ended March 31, 2023, which was primarily attributable to an increase in short-term investments of RMB58.3 million (US$8.5 million), partially offset by loan receivables advanced to a third party of RMB7.9 million (US$1.1 million).

Net cash generated from investing activities was RMB21.1 million for the year ended March 31, 2022, which was primarily attributable to the net impact of decrease in short-term investments of RMB 40.5 million and acquisitions of long-term investments of RMB15.8 million.

Financing activities

Net cash used in financing activities was RMB33.1 million (US$4.6 million) for the year ended March 31, 2024, which was primarily attributable to repayments of short-term and long-term borrowings of RMB86.0 million (US$11.9 million), partially offset by proceeds from issuance of ADSs and ordinary shares, net of issuance costs of RMB35.9 million (US$5.0 million).

Net cash used in financing activities was RMB76.7 million (US$11.2 million) for the year ended March 31, 2023, which was primarily attributable to repayments of short-term and long-term borrowings of RMB187.2 million (US$27.3 million), partially offset by proceeds from short-term and long-term borrowings of RMB110.6 million (US$16.1 million).

Net cash generated from financing activities was RMB2.0 million for the year ended March 31, 2022, which was primarily attributable to (i) the proceeds from borrowing of RMB185.6 million, net of the repayments of borrowings of RMB176.9 million and (ii) the proceeds from issuance of ordinary shares of RMB262.9 million, partially offset by repayments of other debts of RMB270.9 million.

Material Cash Requirements

Other than the ordinary cash requirements for our operations, our material cash requirements as of March 31, 2024 and any subsequent interim period primarily include our capital expenditures and contractual obligations.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with purchase of fixed assets, including electronic equipment, office equipment and vehicles, and intangible assets. Our capital expenditures were RMB3.1 million, RMB1.9 million and RMB0.6 million (US$0.08 million) for the years ended March 31, 2022, 2023 and 2024, respectively. We intend to fund our future capital expenditures with our existing cash balance and proceeds from our bank loans and equity or debt offerings.

Contractual Obligations

As of March 31, 2024, we had borrowings of RMB15.2 million (US$2.1 million), interest payable of RMB0.23 million (US$0.03 million), which are to be paid within one year. The borrowings and interests payable represent our borrowings from commercial banks or other financial institutions for our working capital and the corresponding interests payable.

As of the same date, we also had operating lease commitments of RMB6.6 million (US$0.9 million) and RMB3.2 million (US$0.4 million), which are to be paid within one year and between one to three years, respectively. Our operating lease commitments relate to our leases of offices and warehouses.

We intend to fund our existing and future material cash requirements with our existing cash balance and other financing alternatives. We will continue to make cash commitments, including capital expenditures to support the short-term and/or long-term growth of our business.

Holding Company Structure

Boqii is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and the VIEs and their subsidiaries in the PRC. For the year ended March 31, 2022, 2023 and 2024, the amount of revenues generated by the VIEs accounted for 78.7%, 79.9% and 71.2%, respectively, of our total net revenues.

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

Our ability to pay dividends depends upon dividends paid by our subsidiaries which, in turn, depends on the payment of the service fees to our PRC subsidiaries by the VIEs in the PRC pursuant to certain contractual arrangements among our PRC subsidiaries, the VIEs and the VIEs’ shareholders. Considering the future operating and cash flow needs of the VIEs, for the years ended March 31, 2022, 2023 and 2024, no service fees were charged to the VIEs by the WFOEs, and no payments were made by the VIEs. The ability of our subsidiaries in China to make dividends or other cash payments to us is subject to various restrictions under PRC laws and regulations. Our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. In accordance with PRC company laws and the Foreign Investment Law, the VIEs and subsidiaries in China must make appropriations from their after-tax profit to non-distributable reserve funds including (i) the statutory surplus fund and (ii) the discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the VIEs. Appropriation to the discretionary surplus fund is made at the discretion of the VIEs. For associated risks, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.” Additionally, if our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

 5.C. Research and Development

We have been focusing on and will continue to invest in and enhance our technology systems, which support all key aspects of our online platforms and are designed to optimize for scalability and flexibility. We believe strong technology and data capabilities help achieve our long-term strategic goals. Therefore, we conduct our research and development according to our strategic objectives, market trends, and customer needs.

Our research and development activities primarily focus on enhancing the performance of our online platforms, making them more efficient, user-friendly, and responsive. In March 2022, we integrated a payment and collection system for our sales on WeChat mini program to fulfill our business needs.  Additionally, we have developed new features and integrated with multiple payment platforms for our online platforms to further enhance user convenience. We aim to enhance our platforms that not only meet current needs of pet parents and provide them with the best possible experience, but also have the ability to adapt and expand as we grow.

Our strong technology and data capabilities enable us to deliver superior user experience and increase our operational efficiency. See “Item 4. Information on the Company-4.B. Business Overview-Our Technology.”

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended March 31, 2024 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

Allowance for expected credit losses

Prior to April 1, 2023, the Company monitors the collection of its receivables and records allowance for specifically identified non-recoverable amounts, If the economic situation and the financial condition of a customer deteriorate resulting in an impairment of the customer’s ability to make payments, additional allowances might be required. Receivable balances are written off when they are determined to be uncollectible.

Starting from April 1, 2023, the Company adopted ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326) Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), which creates an impairment model that is based on expected losses rather than incurred losses. To estimate the allowance for current expected credit losses (“CECL”). the Company has identified the relevant risk characteristics of its customers and the related receivables and other receivables which include but are not limited to geographic region and industry. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Company considers the past collection history, future forecasts and macroeconomic factors. Other key factors that influence the CECL, analysis include industry-specific factors and certain qualitative adjustments that could impact the Company’s receivables. This is assessed at each period end based on the Company’s specific facts and circumstances.

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

Impairment of long-lived assets other than goodwill

Long-lived assets (including property and equipment and amortizable intangible assets) are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than we had originally estimated. When these events occur, we evaluate the impairment by comparing carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, we recognize an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charges were recognized for the years ended March 31, 2022, 2023 and 2024.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination. Goodwill is not amortized but is tested for impairment on an annual basis, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired.

In accordance with ASU No. 2017-04, “Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment” (“ASU 2017-04”), which removes the requirement to compare the implied fair value of goodwill with its carrying amount as part of step 2 of the goodwill impairment test. Management conducts the goodwill impairment assessment as of March 31 annually or more frequently if events or changes in circumstances indicate that it may be impaired. We first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill, so as to perform the quantitative goodwill impairment test. If determined to be necessary, the quantitative impairment test is used to identify goodwill impairment by comparing the fair value of a reporting unit with its carrying amount and recognizing an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. The loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.

There is only one reporting unit in our company. Therefore, the goodwill assessment was performed for our company on consolidated level as one reporting unit. As of March 31, 2024, there was no goodwill recorded.

Long-term investments

Our investments include equity method investments, equity securities with readily determinable fair values and available-for-sale debt securities.

We apply the equity method of accounting to account for an equity investment, in common stock or in-substance common stock, according to ASC 323 “Investment-Equity Method and Joint Ventures,” over which it has significant influence but does not own a majority equity interest or otherwise control. Under the equity method, our share of the post-acquisition profits or losses of the equity investees are recorded in share of results of equity investees in the consolidated statements of comprehensive loss. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity investee, if any, represents goodwill and intangible assets acquired. When our share of losses in the equity investee equals or exceeds its interest in the equity investee, we don’t recognize further losses, unless we have incurred obligations or made payments or guarantees on behalf of the equity investee.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Hao (Louis) Liang	45	Director, Chairman and Chief Executive Officer
Yingzhi (Lisa) Tang	44	Director, co-Chief Executive Officer and Chief Financial Officer
Dong Li	48	Independent Director
Su Zhang	51	Independent Director
Chao Guo	40	Senior Vice President

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

Dong Li has served as our Independent Director since September 2020. Mr. Li is currently serving as the chief financial officer of Tim Hortons China, a premium coffee chain network in China listed on Nasdaq (Nasdaq: THCH), since September 2021. Mr. Li has also served as an independent director of GreenTree Hospitality Group Ltd. (a leading hospitality management group in China listed on the NYSE, ticker symbol: GHG) since March 2018, as an independent nonexecutive director of Helens International Holdings Company Limited (China’s largest bar chain network listed on the Hong Kong Stock Exchange, ticker symbol: 09869) since August 2021, as an independent non-executive director of Logory Logistics Technology Co., Ltd., a leading end-to-end digital freight transportation services provider in China listed on the Hong Kong Stock Exchange (HKEx: 02482) since March 2023, and as an independent non-executive director of ZJLD Group Inc, a leading baijiu company in China offering premium baijiu products featuring sauce aroma profile and listed on the Hong Kong Stock Exchange (HKEx: 06979) since April 2023. From February 2023 to March 2024, Mr. Li served as an independent non-executive director of Sinosoft Technology Group Limited, a leading government big data and related services provider previously listed on the Hong Kong Stock Exchange (HKEx: 01297). Prior to joining Tim Hortons China, Mr. Li served as the chief financial officer for several companies, including Ximalaya Inc., one of China’s largest online audio platforms from September 2019 to September 2021; OneSmart International Education Group Limited, a diversified premium K through 12 education company in China listed on the New York Stock Exchange (NYSE: ONE) from July 2017 to June 2019; Pegasus Media Group Limited, a company focusing on movie and TV show production, investment, licensing, marketing and derivatives from April 2016 to April 2017; and Ecovacs Robotics Holdings Limited, a consumer robotics company in China listed on the Shanghai Stock Exchange (ticker symbol: 603486) from March 2015 to February 2016. From September 2008 to February 2015, Mr. Li worked as an associate and later vice president in investment banking at Bank of America Merrill Lynch and ICBC International in Hong Kong. Prior to that, Mr. Li worked in KPMG’s auditing practice group from August 1999 to April 2006 in its Beijing and Silicon Valley offices, respectively. Mr. Li received a bachelor’s degree in accounting from School of Economics and Management, Tsinghua University in July 1999, as well as a master’s degree in business administration in finance from Kellogg School of Management, Northwestern University in June 2008. Mr. Li is a member of the Chinese Institute of Certified Public Accountants and the Certified General Accountants Association of Canada.

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

6.B. Compensation

For the year ended March 31, 2024, we paid an aggregate of approximately RMB1.3 million (US$0.2 million) in cash to our executive officers, and we did not pay any cash compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our directors and executive officers, see “Item 6. Directors, Senior Management and Employees-6.B. Compensation-Share Incentive Plan.”

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

Eligibility. Our employees, directors and consultants (together, as “service providers”) are eligible to participate in the Amended and Restated 2018 Global Share Plan. Generally, only service providers that are not U.S. persons, or trusts established in connection with any of our employee benefit plans for the benefit of such a service provider, shall be eligible for the grant of Reg S options and Reg S share purchase rights. Non-statutory stock options that are not designated as Reg S options and share purchase rights that are not designated as Reg S share purchase rights may be granted to service providers only. Incentive stock options may be granted to employees only. Any awards granted to consultants that are intended to comply with and qualify under Rule 701 promulgated under the Securities Act may only be granted to natural persons who meet the applicable requirements under the Securities Act. A service provider who owns more than 10% of the total combined voting power of all classes of outstanding securities of Boqii or any of its parent or subsidiary shall not be eligible for the grant of an incentive stock option unless otherwise specified under the Amended and Restated 2018 Global Share Plan, and notwithstanding any contrary provision of Amended and Restated 2018 Global Share Plan, a service provider located in California is eligible to receive only awards that comply with certain requirements under the Amended and Restated 2018 Global Share Plan.

Designation of Award. Each award under the Amended and Restated 2018 Global Share Plan is designated in an award agreement, which is a written agreement evidencing the grant of an award executed by our company and the grantee, including any amendments thereto.

Conditions of Award. The Board or the chief executive officer shall determine the terms and conditions of each award including, but not limited to, the exercise price, the purchase price, the exercise conditions, the repurchase or redemption rights, vesting acceleration or waiver of forfeiture restrictions, and restriction or limitation regarding any award or shares relating thereto.

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

As of March 31, 2024, options to purchase a total of 11,683,234 Class A ordinary shares were outstanding, excluding those that were forfeited or canceled, of which options to purchase 10,684,953 Class A ordinary shares had become vested and exercisable. The following table summarizes the number of ordinary shares underlying outstanding options that we granted to our directors and executive officers but have not been exercised under the Amended and Restated 2018 Global Share Plan as of the same date.

	Class A Ordinary Shares Underlying Options Granted	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Hao (Louis) Liang	791,331	0.10 to 4.13	Various dates from September 27, 2012 to April 12, 2023	Various dates from September 26, 2022 to April 11, 2033
Yingzhi (Lisa) Tang	379,486	0.10 to 4.13	Various dates from September 27, 2012 to April 12, 2023	Various dates from September 26, 2022 to April 11, 2033
Dong Li	-	-	-	-
Su Zhang	-	-	-	-
Chao Guo	50,000	4.13	May 17, 2021	May 16, 2031
All directors and executive officers as a group	1,220,817

As of March 31, 2024, there were outstanding options to purchase 10,462,417 ordinary shares, with exercise prices ranging from US$0.0001 per share to US$4.13 per share that were granted to our employees, other than members of our senior management.

6.C. Board Practices

Board of Directors

Our Board consist of four directors, including two independent directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract or arrangement notwithstanding that he may be interested therein, and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided that (i) such director declares the nature of his interest at the meeting of the Board at which the question of entering into the contract or arrangement is first considered, if he knows his or her interest then exists, or in any other case at the first meeting of the Board after he or she knows that he is or has become so interested, and (ii) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the board of directors

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under our Board and have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Dong Li and Mr. Su Zhang. Mr. Dong Li is the chairman of our audit committee. We have determined that each of Mr. Dong Li and Mr. Su Zhang satisfies the “independence” requirements of Section 803 of the NYSE American LLC Company Guide and Rule 10A-3 under the Securities Exchange Act of 1934. We have determined that Mr. Dong Li qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the consolidated financial statements of our company. The audit committee is responsible for, among other things:

●	selecting the independent registered public accounting firm and preapproving all auditing and nonauditing services permitted to be performed by the independent registered public accounting firm;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

●	reviewing and approving all proposed related party transactions;

●	discussing the annual audited consolidated financial statements with management and the independent registered public accounting firm;

●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	meeting separately and periodically with management and the independent registered public accounting firm; and

●	reporting regularly to the board of directors.

Compensation Committee. Our compensation committee consists of Mr. Hao (Louis) Liang, Mr. Dong Li and Ms. Yingzhi (Lisa) Tang, and is chaired by Mr. Hao (Louis) Liang. We have determined that Mr. Dong Li satisfies the “independence” requirements of Section 803 of the NYSE American LLC Company Guide. The compensation committee assists the Board in reviewing and approving the compensation structure, including all forms of compensation, relating to our executive officers. Our executive officer may not be present at any committee meeting during which such executive officer’s performance or compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing and approving the compensation for our executive officers;

●	reviewing and evaluating periodically the management succession plan in consultation with the chief executive officer;

●	reviewing any incentive compensation or equity plans, programs or similar arrangements;

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration of all factors relevant to that person’s independence from management; and

●	reporting periodically to the board of directors.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Hao (Louis) Liang and Mr. Su Zhang and is chaired by Mr. Hao (Louis) Liang. We have determined that Mr. Su Zhang satisfies the “independence” requirements of Section 803 of the NYSE American LLC Company Guide. The nominating and corporate governance committee assists the Board in selecting individuals qualified to become our directors and in determining the composition of the Board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the Board for membership on the Board and its committees pursuant to the terms of the MAA;

●	leading and overseeing self-evaluation of the Board at least annually to determine whether it and its committees are functioning effectively;

●	recommending criteria for the selection of candidates to the Board and its committees;

●	selecting and recommending to the Board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

●	developing and recommending to the Board the code of business conduct and ethics; and

●	overseeing and setting compensation for our directors.

Duties and Functions of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonable prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. In accordance with our MAA, the functions and powers of our Board include, among others, (i) convening shareholders’ annual general meetings and extraordinary general meetings and reporting its work to shareholders at such meetings, (ii) declaring dividends, (iii) appointing officers and determining their terms of offices and responsibilities, and (iv) approving the transfer of shares of our company, including the registering of such shares in our register of members.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the Board. Each director is not subject to a term of office and holds office until such time as his successor takes office or until the earlier of his death, resignation or removal from office by ordinary resolution or the affirmative vote of a simple majority of the other directors present and voting at a board meeting. In accordance with our MAA, a director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors generally; (ii) dies or is found by our company to be or become of unsound mind; (iii) resigns by notice in writing to our company; (iv) is prohibited by law or NYSE American rules from being a director; or (v) is removed from office pursuant to any other provisions of our MAA.

Interested Transactions

A director may, subject to any separate requirement for audit committee approval under applicable law or applicable NYSE American rules, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

6.D. Employees

We had 417, 256, and 241 full-time employees as of March 31, 2022, 2023 and 2024, respectively. The following table sets forth the number of our full-time employees by function as of March 31, 2024, and all of these full-time employees are based in China.

Function	Number of employees
Fulfillment	14
Sales and marketing	153
General and administrative	74
Total	241

Additionally, we also had 92 outsourced workers as of March 31, 2024, of whom 35 primarily support our customer services and 38 primarily support our fulfillment services.

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

6.E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of October 23, 2024 by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on 160,729,482 ordinary shares issued and outstanding as of October 23, 2024, comprising (i) 147,691,753 Class A ordinary shares, including 1,692 Class A ordinary shares held by the depositary bank underlying the options granted but not yet exercised under the Amended and Restated 2018 Global Share Plan, and (ii) 13,037,729 Class B ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of October 23, 2024, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned as of October 23, 2024
	Class A ordinary shares	Class B ordinary shares	Total ordinary shares on an as- converted basis	% of beneficial ownership**	% of aggregate voting power***
Directors and Executive Officers: †
Hao (Louis) Liang(1)(3)	1,097,650	8,314,160	9,411,810	5.9%	40.9%
Yingzhi (Lisa) Tang(2)(3)	539,587	4,345,475	4,885,062	3.0%	21.4%
Dong Li	-	-	-	-	-
Su Zhang	-	-	-	-	-
Chao Guo(4)	280,756	-	280,756	*	*
All directors and executive officers as a group	1,917,993	12,659,635	14,577,628	9.1%	62.5%
Principal Shareholder(s):
Merchant Tycoon Limited(5)	480,350	13,037,729	13,518,079	8.4%	64.0%

Notes:

*	Less than 1%.

**	For each person and group included in this column, percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 160,729,482, being the number of ordinary shares on an as-converted basis issued and outstanding as of October 23, 2024, and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days of October 23, 2024.

***	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to 20 votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

†	Except as otherwise indicated below, the business address of our directors and executive officers is Building 9, No. 388, Shengrong Road, Pudong New District, Shanghai 201210, People’s Republic of China.

(1)	Represents an aggregate of approximately 9,411,810 ordinary shares, consisting of (i) 63.77% of the 13,037,729 Class B ordinary shares (which is approximately 8,314,160 Class B ordinary shares) held of record by Merchant Tycoon Limited (“MTL”), a limited liability company incorporated under the laws of the British Virgin Islands; (ii) 63.77% of the 480,350 Class A ordinary shares (which is approximately 306,319 Class A ordinary shares) indirectly held by MTL through its 51% ownership of XINGMU Holding Limited (see Note (5) below); and (iii) 791,331 Class A ordinary shares underlying share options held by Hao (Louis) Liang that are exercisable within 60 days of October 23, 2024. Hao (Louis) Liang holds 63.77% of equity interest in MTL, which indirectly holds 480,350 Class A ordinary shares and directly holds 13,037,729 Class B ordinary shares in total. Therefore, Mr. Liang has the voting and investment power with respect to 63.77% of the ordinary shares that MTL beneficially owns. The registered address of MTL is Trinity Chambers, PO Box 4301, Road Town, Tortola, British Virgin Islands. Based on the terms of governing documents of MTL, Hao (Louis) Liang disclaims beneficial ownership of the ordinary shares beneficially owned by Yingzhi (Lisa) Tang and a former director through their respective shareholdings in MTL.

(2)	Represents an aggregate of approximately 4,885,062 ordinary shares, consisting of (i) 33.33% of the 13,037,729 Class B ordinary shares (which is approximately 4,345,475 Class B ordinary shares) held of record by MTL; (ii) 33.33% of the 480,350 Class A ordinary shares (which is approximately 160,101 Class A ordinary shares) indirectly held by MTL through its 51% ownership of XINGMU Holding Limited (see Note (5) below); and (iii) 379,486 Class A ordinary shares underlying share options held by Yingzhi (Lisa) Tang that are exercisable within 60 days of October 23, 2024. Yingzhi (Lisa) Tang holds 33.33% of equity interest in MTL, which indirectly holds 480,350 Class A ordinary shares and directly holds 13,037,729 Class B ordinary shares in total. Therefore, Ms. Tang has the voting and investment power with respect to 33.3% of the ordinary shares that MTL beneficially owns. The registered address of MTL is Trinity Chambers, PO Box 4301, Road Town, Tortola, British Virgin Islands. Based on the terms of governing documents of MTL, Yingzhi (Lisa) Tang disclaims beneficial ownership of the ordinary shares beneficially owned by Hao (Louis) Liang and a former director through their respective shareholdings in MTL.

(3)	Mr. Hao (Louis) Liang and Ms. Yingzhi (Lisa) Tang are spouses. Each of them disclaims beneficial ownership of all the ordinary shares beneficially owned by the other.

(4)	Represents an aggregate of approximately 280,756 ordinary shares, consisting of (i) approximately 230,756 Class A ordinary shares held by XINGMU Holding Limited, which is 49% owned by XINGMU Group Limited, a limited liability company incorporated under the laws of the British Virgin Islands. Mr. Guo holds a 50% ownership of XINGMU Group Limited and has the voting and investment power with respect to 24.5% of the 941,863 Class A Shares held by XINGMU Holding Limited; and (ii) 50,000 Class A ordinary shares underlying share options directly held by Chao Guo that are exercisable within 60 days of October 23, 2024. The registered address of XINGMU Group Limited is Craigmuir Chambers, Roan Town, Tortola, VG 1110, British Virgin Islands. Chao Guo disclaims beneficial ownership of the Class A ordinary shares beneficially owned by the other 50% holder of XINGMU Group Limited through their respective shareholdings in XINGMU Group Limited.

(5)	Represents an aggregate of approximately 13,518,079 ordinary shares, consisting of (i) approximately 480,350 Class A ordinary shares indirectly held by MTL through its 51% ownership of XINGMU Holding Limited; and (ii) 13,037,729 Class B ordinary shares held of record by MTL. MTL is a limited liability company incorporated under the laws of the British Virgin Islands. Each of Hao (Louis) Liang, Yingzhi (Lisa) Tang and a former director holds63.77%, 33.33% and 2.9% of the equity interest in MTL, and beneficially owns approximately 8,314,160, 4,345,475 and 378,094 Class B ordinary shares directly held by MTL. The registered address of MTL is Trinity Chambers, PO Box 4301, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of October 23, 2024, a total of 105,045,510 Class A ordinary shares (approximately 65.4% of our total issued and outstanding shares) were held by one record holder in the United States, which was The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is much larger than the number of record holders of our Class A ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees-6.E. Share Ownership.”

7.B. Related Party Transactions

From April 2023 to December 2023, we purchased goods from Jiangsu Nanjing Agricultural University Animal Pharmaceutical Co., Ltd., an equity investee of us until December 2022, in a total amount of approximately RMB3.89 million (US$0.54 million) and we made advance payments totaling RMB5.4 million (US$0.75 million) to Nanjing Animal Pharmaceutical for the purchase of goods.

In January 2023, we made an advance payment of RMB 5.5 million to Superb Origin International Limited, our shareholder, for the purchase of goods. As of March 31, 2024, the balance of the advance payment was RMB 4.1 million.

Contractual Arrangements

See “Item 3. Key Information-Contractual Arrangements with the VIEs and Their Respective Shareholders.”

Shareholders Agreement

Our currently effective shareholders agreement was entered into on August 19, 2020 by and among us, our shareholders, and certain other parties named therein. Except for the registration rights described below, all of the preferential rights, including the provisions governing the Board, has automatically terminated upon the completion of our initial public offering.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees-6.B. Compensation-Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees-6.B. Compensation-Share Incentive Plan.”

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

We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company-4.B. Business Overview-Regulation-Regulations Related to Dividend Distribution.”

Our Board has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our Board. Under Cayman Islands law, a Cayman Islands exempted company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our Board decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our Board may deem relevant. If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other Than Equity Securities-12.D. American Depositary Shares.”

8.B. Significant Changes

Except as otherwise disclosed in this report, we have not experienced any significant changes since the date of our audited consolidated financial statements included herein.

ITEM 9. THE OFFER AND LISTING

9.A. Offering and Listing Details

Our ADSs were listed on NYSE since September 30, 2020 under the symbol “BQ.” On October 2, 2023, we transferred the listing of our ADSs from NYSE to NYSE American, under the same ticker symbol of “BQ.” Each ADS represents fifteen (15) Class A ordinary shares.

9.B. Plan of Distribution

Not applicable.

9.C. Markets

Each ADS represents fifteen (15) Class A ordinary shares. Our ADSs were listed on NYSE since September 30, 2020 under the symbol “BQ.” On October 2, 2023, we transferred the listing of our ADSs from NYSE to NYSE American, under the same ticker symbol “BQ.”

9.D. Selling Shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not applicable.

10.B. Memorandum and Articles of Association

Boqii is an exempted company with limited liability incorporated under the laws of the Cayman Islands and our affairs are governed by our MAA, as amended and restated from time to time, the Companies Act, and the common law of the Cayman Islands.

We incorporate by reference into this annual report our MAA, which was filed as Exhibit 3.1 to our report on Form 6-K filed with the SEC on September 11, 2023.

Registered Office and Objects

Our registered office in the Cayman Islands is at the offices of Vistra (Cayman) Limited, P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands

According to Clause 3 of our MAA, the objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by any law as provided by the Companies Act or as the same may be revised from time to time, or any other law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

See Exhibit 2.4 to this annual report.

Differences in Corporate Law

See Exhibit 2.4 to this annual report.

10.C. Material Contracts

Securities Purchase Agreement, as amended, dated July 28, 2023

For a description of the terms of this agreement, see “Item 4. Information on the Company—4.A. History and Development of the Company—Recent Development—Public Offerings in September and December 2023.”

Securities Purchase Agreement dated September 8, 2023

For a description of the terms of this agreement, see “Item 4. Information on the Company—4.A. History and Development of the Company—Recent Development—Private Placement in September 2023.”

Other than those set forth above and those described elsewhere in this annual report, we have not entered into any material contracts other than in the ordinary course of business.

10.D. Exchange Controls

The Cayman Islands currently has no exchange control regulations or currency restrictions. See “Item 4. Information of the Company-4.B. Business Overview-Regulation-Regulations Related to Foreign Exchange.”

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

In terms of material tax consequences to ADS holders, if the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders (including the ADS holders). In addition, nonresident enterprise shareholders (including the ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares, if such gains are treated as derived from a PRC source. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC individual income tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to in practice, obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Item 3. Key Information-3.D.Risk Factors-Risks Related to Doing Business in China-If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.”

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

The following applies only to a U.S. Holder that holds the ADSs or Class A ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not address all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including the alternative minimum tax, the Medicare contribution tax on net investment income and tax consequences applicable to U.S. Holders subject to special rules, such as:

●	certain financial institutions;

●	insurance companies;

●	regulated investment companies;

●	dealers or traders in securities that use a mark-to-market method of tax accounting;

●	persons holding ADSs or Class A ordinary shares as part of a straddle, integrated or similar transaction;

●	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

●	entities classified as partnerships for U.S. federal income tax purposes and their partners;

●	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

●	persons that acquired ADSs or Class A ordinary shares as compensation;

●	persons that own or are deemed to own ADSs or Class A ordinary shares representing 10% or more of our voting power or value; or

●	persons holding ADSs or Class A ordinary shares in connection with a trade or business outside the United States.

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

As used herein, a “U.S. Holder” is a person that is, for U.S. federal income tax purposes, a beneficial owner of the ADSs or Class A ordinary shares and:

●	a citizen or individual resident of the United States;

●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

●	an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or

●	a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

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

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income (the “asset test”), or (ii) 75% or more of its gross income consists of passive income. For purposes of the above calculations, a non-U.S. corporation that owns (or is treated as owning for U.S. federal income tax purposes), directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and gains from financial investments. Cash is generally a passive asset for these purposes. Depending on the amount of cash we hold, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or any subsequent year, more than 50% of our assets may be assets which produce passive income. Our status as a PFIC is a fact-intensive determination made on an annual basis. We will make this determination following the end of any particular tax year. Taking into account the composition of our income and assets, we believe it is reasonable to take the position that we were not a PFIC for our taxable year ended on March 31, 2024. However, due to the uncertainty described above, as well as uncertainties regarding the characterization and value of certain of our assets for purposes of the asset test, our PFIC status for our taxable year ended on March 31, 2024 is not entirely clear and the Internal Revenue Service may assert that we were a PFIC for that year. Moreover, it is not entirely clear how the contractual arrangements between us, the VIEs and their nominal shareholders will be treated for purposes of the PFIC rules, and we may be or become a PFIC if the VIEs are not treated as owned by us for these purposes.

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

Alternatively, if we are a PFIC and if the ADSs are “regularly traded” on a “qualified exchange,” a U.S. Holder of ADSs may be able to make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs will be treated as regularly traded for any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter. The NYSE American, where the ADSs are listed, is a qualified exchange for this purpose, but there is no assurance that our ADSs will be regularly traded. If a U.S. Holder of ADSs makes the mark-to-market election, the U.S. Holder will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year to the extent of the net amount of income previously included as a result of the mark-to-market election. If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If a U.S. Holder makes the mark-to-market election, distributions paid on ADSs will be treated as discussed under “-Taxation of Distributions” below. U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances. In particular, U.S. Holders should consider carefully the impact of a mark-to-market election with respect to their ADSs given that we may have Lower-tier PFICs, and there is no provision in the Code, Treasury Regulations or other official guidance that would permit U.S. Holders to make a mark-to-market election with respect to any Lower-tier PFIC, the shares of which are not regularly traded. Therefore, if we are a PFIC for any taxable year, a U.S. Holder could be subject to the general PFIC rules described in the preceding paragraph with respect to any Lower-tier PFIC, even if the U.S. Holder makes a mark-to-market election with respect to us. A mark-to-market election will not be available for Class A ordinary shares unless they are regularly traded on a qualified exchange. Our Class A ordinary shares currently are not listed on any exchange and therefore, if our ADSs are delisted from trading on the NYSE American, a mark-to-market election will not be available.

If we are a PFIC (or with respect to a particular U.S. Holder are treated as a PFIC) for a taxable year of ours in which we pay a dividend or for the prior taxable year, the favorable tax rate described below with respect to dividends paid to certain non-corporate U.S. Holders will not apply.

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

Taxation of Distributions

The following is subject to the discussion under “-Passive Foreign Investment Company Rules” above.

Distributions paid on the ADSs or Class A ordinary shares, other than certain pro rata distributions of ADSs or Class A ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions will be reported by financial intermediaries to U.S. Holders as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations, dividends paid on our ADSs to certain non-corporate U.S. Holders may be taxable at a favorable rate, provided that we are not a PFIC for our taxable year in which the dividend is paid or the preceding taxable year. Furthermore, assuming we are not entitled to the benefits of the Treaty (which is the position we have taken), the favorable tax rate will not apply if our ADSs are delisted from trading on the NYSE American. Non-corporate U.S. Holders should consult their tax advisers to determine whether the favorable rate may apply to dividends, if any, and whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

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

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “-People’s Republic of China Taxation,” dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, and the discussion below regarding certain Treasury Regulations, PRC taxes withheld from dividend payments (at a rate not exceeding any applicable Treaty rate) will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex. For example, Treasury Regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for foreign income taxes to be creditable, the relevant foreign income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the PRC income tax system meets these requirements. U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct creditable PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all creditable foreign taxes paid or accrued in the relevant taxable year.

Sale or Other Taxable Disposition of ADSs or Class A Ordinary Shares

The following is subject to the discussion under “-Passive Foreign Investment Company Rules” above.

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

As described in “-People’s Republic of China Taxation”, gains on the sale of ADSs or Class A ordinary shares may be subject to PRC taxes. Under the Code, capital gains of U.S. persons are generally treated as U.S. source income. However, a U.S. Holder that is eligible for Treaty benefits may be able to elect to treat the gain as foreign-source income under the Treaty and claim foreign tax credit in respect of any PRC tax on dispositions. Under certain Treasury Regulations, a U.S. Holder generally will be precluded from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of ADSs or Class A ordinary shares if the U.S. Holder unless the U.S. Holder is eligible for Treaty benefits and elects to apply them. However, if a U.S. Holder is so precluded from claiming a foreign tax credit, it is possible that any PRC taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. The rules governing foreign tax credits and deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisers regarding the consequences of the imposition of any PRC tax on disposition gains, including the Treaty’s resourcing rule, the eligibility for the benefits of the Treaty in the U.S. Holders’ circumstances, the obligation to report a Treaty-based return position and any limitation on the creditability or deductibility of any PRC tax on disposition gains in their particular circumstances.

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

10.F. Dividends and Paying Agents

Not applicable.

10.G. Statement by Experts

Not applicable.

10.H. Documents on Display

We previously filed with the SEC a registration statement on Form F-1 (File No. 333-248641), as amended, to register our Class A ordinary shares in relation to our initial public offering, and filed with the SEC a registration statement on Form F-3 (File No. 333-267919), as amended, to register certain securities with respect to any follow-on offering. We also filed with the SEC a related registration statement on Form F-6 (File No. 333-248968) to register our ADSs and registration statements on Form S-8 (File Nos. 333-256675 and 333-265313) to register our securities to be issued under our Amended and Restated 2018 Global Share Plan.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign currency exchange rate risk

The depreciation of RMB against US$ was approximately 2.3% in 2022. The appreciation of RMB against US$ was approximately 8.5% in 2023. The depreciation of RMB against US$ was approximately 1.7% in 2024. It is difficult to predict how market forces or the PRC or the U.S. government policy may impact the exchange rate between RMB and US$ in the future.

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

As of March 31, 2024, we had RMB-denominated cash and cash equivalents of approximately RMB29.7 million (US$4.2 million). A 10% depreciation of RMB against U.S. dollar based on the foreign exchange rate on March 31, 2024 would result in a decrease of approximately US$0.4 million in cash and cash equivalents. A 10% appreciation of RMB against U.S. dollar based on the foreign exchange rate on March 31, 2024 would result in an increase of approximately US$0.4 million in cash and cash equivalents.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Our interest rate risk arises primarily from long-term borrowings. As of March 31, 2024, we had not obtained long-term bank borrowings. Borrowings issued at variable rates and fixed rates expose us to cash flow interest rate risk and fair value interest rate risk respectively. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

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

Accounts receivables are typically unsecured and are derived from revenue earned through third-party consumers. We conduct credit evaluations of third-party customers and related parties, and generally do not require collateral or other security from its third-party customers and related parties. We establish an allowance for expected credit loss primarily based upon the age of the receivables and factors surrounding the credit risk of specific third-party customers and related parties.

Concentration of customers and suppliers

Substantially all revenue was derived from customers located in China. There are no customers from whom revenues individually represent greater than 10% of the total revenues of the Company for the years ended March 31, 2022, 2023. Revenues from Zhejiang HaoChao Network Technology Co., Ltd accounts for 11.4% of the total revenues of the Company for the years ended March 31,2024. Royal Canin China Co., Ltd. contributed to 17%, 22%, and 26% of our total purchases as for the year ended March 31, 2022, 2023 and 2024, respectively.

Inflation risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for March 2022, 2023, and 2024 were increases of 1.5%, 0.7%, and 0.1%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions. In the year ended March 31, 2024, we did not receive any reimbursement from The Bank of New York Mellon for the expenses incurred in connection with our ADS program.

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

14.A. - 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E. Use of Proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of March 31, 2024, due to the outstanding material weaknesses described below, our disclosure controls and procedures were not effective. We started to undertake steps to remediate the material weaknesses in our disclosure controls and procedures as set forth below under “Internal Control over Financial Reporting.”

Internal Control Over Financial Reporting

In preparing our consolidated financial statements for the year ended March 31, 2019, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified are (i) our company’s lack of sufficient and competent financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; (ii) lack of sufficient documented financial closing policies and procedures, specifically those related to period end logistics expenses cut-off and accruals and vendor rebate accruals and (iii) lack of adequate loan approval requirements and process.

We are in the process of implementing a number of measures to address these material weaknesses identified, including: (i) hiring more qualified resources, equipped with relevant U.S. GAAP and SEC reporting experiences and qualifications to strengthen the financial reporting function and to set up financial and system control framework, (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for accounting and financial reporting personnel, (iii) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with U.S. GAAP and SEC reporting requirements, (iv) continuing to enhance accounting policies and closing procedures to improve the quality and accuracy of our period end financing closing process with respect to the preparation of U.S. GAAP financial statements (v) improving loan approval requirements and procedures to ensure that all loans, regardless of amount, are subject to appropriate due diligence, including credit assessments, business purpose evaluations, and approval by multiple levels of management and (vi) enhancing segregation of responsibilities in financial decision-making processes so that no single executive will have unilateral authority to approve transactions that pose potential risks to the Company’s financial health or governance standards. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. See “Item 3. Key Information-3.D. Risk Factors-Risks Relating to Our Business and Industry- If we fail to implement and maintain an effective system of internal control, we may be unable to accurately report our operating results, meet our reporting obligations or prevent fraud.”

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

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of March 31, 2024 due to material weaknesses identified in our internal control over financial reporting as described above.

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

ITEM 16. [RESERVED]

None.

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Mr. Dong Li and Mr. Su Zhang. Mr. Dong Li is the chairman of our audit committee. We have determined that each of Mr. Dong Li and Mr. Su Zhang satisfies the “independence” requirements of Section 803 of the NYSE American LLC Company Guide and Rule 10A-3 under the Exchange Act. We have determined that Mr. Dong Li qualifies as an “audit committee financial expert.”

ITEM 16.B. CODE OF ETHICS

Our Board has adopted a code of business conduct and ethics that applies to all of our directors, officers, employees, including certain provisions that specifically apply to our principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as Exhibit 99.1 of our registration statement on Form F-1, as amended (File No. 333-248641), initially filed with the SEC on September 8, 2020, and posted a copy of our code of business conduct and ethics on our website at https://ir.boqii.com/. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PwC, our former independent registered public accounting firm until our termination on July 26, 2024 (see “Item 16.F. Change in Registrant’s Certifying Accountant” below for details) and Assentsure, our current independent registered public accounting firm, for the periods indicated.

	Year Ended March 31,
	2023	2024
	RMB	RMB	US$
	(in thousands)
Audit Fees(1)	3,800	9,437	1,307
Audit-related fees	-	-	-
Tax fees	-	-	-
All Other Fees	-	-	-
Total	3,800	9,437	1,307

Notes:

(1)

Audit Fees. Audit fees mean the aggregate fees billed in each of the fiscal periods listed for professional services rendered by our former and current principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.

The policy of our audit committee is to preapprove all audit and non-audit services provided by our independent registered public accounting firm, including audit services and audit-related services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On July 26, 2024, the Company appointed Assentsure as the independent registered public accounting firm to audit the Company’s consolidated financial statements as of and for the fiscal years ended March 31, 2024, 2023, and 2022. On such date, the Company also dismissed PwC as the independent registered public accounting firm, effective immediately. The dismissal of PwC and the appointment of Assentsure were approved by the Board and the audit committee of the Board.

The audit reports of PwC on the consolidated financial statements of the Company as of and for the fiscal years ended March 31, 2023 and 2022 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

In connection with PwC’s audit of the Company’s consolidated financial statements for the fiscal years ended March 31, 2023 and 2022 and the subsequent interim period through July 26, 2024, there were no disagreements (as that term is used in Item 16F(a)(1)(iv) of Form 20-F) with PwC on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedures which, if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the subject matters of the disagreements in connection with its reports. There were no reportable events (as that term is described in Item 16F(a)(1)(v) of Form 20-F) during the fiscal years ended March 31, 2023 and 2022 or in the subsequent interim period through July 26, 2024, other than as disclosed in this annual report.

In the same periods, the Company was advised by PwC of the following outstanding material weaknesses in the Company’s internal control over financial reporting: (i) the Company’s lack of sufficient and competent financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements, and (ii) lack of sufficient documented financial closing policies and procedures, specifically those related to period end logistics expenses cut-off and accruals and vendor rebate accruals, which were disclosed in the Company’s Form 20-F for the fiscal year ended March 31, 2023.

In addition, during the course of PwC’s audit procedures, performed prior to its dismissal, of the Company’s consolidated financial statements for the fiscal year ended March 31, 2024, PwC informed the Company of issues it had identified relating to the payments in the following transactions. Between September and November 2023, the Company’s Hong Kong subsidiary wired to a financial advisor an aggregate of approximately US$4.1 million as a deposit pursuant to an Asset Merger and Acquisition Deposit Agreement entered into with this financial advisor. In February 2024, the Company’s subsidiary extended an interest free loan of RMB 3 million (approximately US$ 0.4 million) to an individual. Subsequently in March 2024, the borrower transferred RMB 2 million to one of the Company’s executive’s bank account (PwC has not verified such money transfer), and in March and April 2024, the executive transferred RMB 2 million to the Company. In January and February 2024, the Company paid an aggregate of US$1.5 million to a financial advisor under a financial advisory agreement in connection with the Company’s issuance of equity securities throughout September 2023 to March 2024 with aggregate proceeds of US$6.8 million.

PwC has informed the Company of its concern over the substance of the above payments with the aggregate amount of approximately US$6 million. PwC has further advised the Company to carry out an investigation into the substance of the payments above, and advised the Company that it would have been necessary to expand significantly the scope of the audit for the fiscal year ended March 31, 2024, and if PwC had expanded the scope of that audit, information may have come to its attention that, if further investigated, may have materially impacted the fairness or reliability of the consolidated financial statements to be issued. By reason of the dismissal of PwC, PwC did not expand the scope of its audit or conduct further investigation.

The matters described above constitute reportable events. The audit committee of the Board has discussed the reportable events described above with PwC, and the Company has requested PwC to respond fully to the inquiries made by Assentsure concerning the reportable events.

The Company provided PwC with a copy of the forgoing disclosure and requested PwC to furnish the Company with a letter addressed to the SEC stating whether or not PwC agrees with the above statements. A copy of PwC’s letter, dated October 29, 2024, is filed as Exhibit 16.1 to this annual report.

During the two most recent fiscal years ended March 31, 2023 and 2024 and in the subsequent interim period through July 26, 2024, neither the Company nor anyone on its behalf consulted Assentsure with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed; or (ii) the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company by Assentsure that was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue. Additionally, during the two most recent fiscal years ended March 31, 2023 and 2024 and in the subsequent interim period through July 26, 2024, neither the Company nor anyone on its behalf consulted Assentsure with respect to any matter that was either the subject of a disagreement (as that term is used in Item 16F(a)(1)(iv) of Form 20-F) or a reportable event (as that term is described in Item 16F(a)(1)(v) of Form 20-F).

ITEM 16.G. CORPORATE GOVERNANCE

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs, each representing 15 Class A ordinary shares, are listed on the NYSE American. We are therefore required to comply with certain of the NYSE American’s corporate governance listing standards, or the NYSE American Standards. As a foreign private issuer, we are permitted to follow home country practice in lieu of NYSE American Standards with limited exceptions.

Our corporate governance practices differ in certain significant respects from those that U.S. companies must adopt in order to maintain NYSE American listing and, in accordance with Section 110 of the NYSE American LLC Company Guide, a brief, general summary of those differences is provided as follows.

Director independence

The NYSE American Standards require a majority of the membership of NYSE American-listed company boards to be composed of independent directors, which is not required under Cayman Islands law, the law of our country of incorporation. As of the date of this annual report, our Board consists of four members, two of whom are independent directors.

Non-management directors’ executive sessions

The NYSE American Standards require non-management directors of NYSE American-listed companies to meet at regularly, and at least annually, scheduled executive sessions without management. We are not subject to this requirement under the Cayman Islands law.

Committee member composition

Nominating Committee; Compensation Committee

The NYSE American Standards require NYSE American-listed companies with a nominating committee and a compensation committee to have these committees composed entirely of independent directors. Cayman Islands law does not impose similar requirements. As of the date of this annual report, our nominating and corporate governance committee consists of two members, only one of whom is an independent director. As of the same date, our compensation committee consists of three members, only one of whom is an independent director.

Audit Committee

The NYSE American Standards require NYSE American-listed companies to have an audit committee with a minimum of three members, all of whom are independent. Cayman Islands law does not impose similar requirements. As of the date of this annual report, our audit committee only consists of two members, who are all independent directors.

Shareholder approval

Cayman Islands law does not require shareholder approval with respect to the establishment of (or material amendment to) our stock option or equity compensation plans. In March 2024, we formally adopted home country practice and opted out of the NYSE American rule that would otherwise require us to obtain shareholder approval with respect to the establishment of (or material amendment to) our stock option or equity compensation plans.

In addition, the NYSE American Standards require NYSE American-listed companies to obtain shareholder approval prior to an issuance of securities in any transaction or series of related transactions under Sections 712 and 713 of the NYSE American LLC Company Guide. Cayman Islands law does not require shareholder approval prior to an issuance of securities to the extent the securities are authorized. We intend to rely on the foreign private issuer exemption with respect to the forgoing shareholder approval requirements under the NYSE American LLC Company Guide.

Annual meeting of shareholders

Under Cayman Islands law, we may, but are not obliged, to call shareholders’ annual general meetings. Our MAA provides that we may, but are not obliged to, hold a general meeting each year as our annual general meeting. In March 2024, we started to follow our home country practice and opted out of the NYSE American rule that would otherwise require us to hold an annual meeting of shareholders no later than one year after the end of our fiscal year.

ITEM 16.H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16.I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16.J. INSIDER TRADING POLICIES

We have implemented an insider trading policy and procedures governing the purchase, sale, and/or other dispositions of our securities by directors, officers and employees, which are reasonably designed to promote compliance with insider trading laws, rules and regulations, and applicable NYSE American listing standards (the “Insider Trading Policy”).

The foregoing description of the Insider Trading Policy does not purport to be complete and is qualified in its entirety by the terms and conditions of the Insider Trading Policy, a copy of which is attached hereto as Exhibit 11.2 and is incorporated herein by reference.

ITEM 16.K. CYBERSECURITY

Risk Management and Strategy

We have implemented comprehensive cybersecurity risk assessment procedures to ensure effectiveness in cybersecurity management, strategy and governance and reporting cybersecurity risks. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We have developed a comprehensive cybersecurity threat defense system to address both internal and external threats. This system encompasses various levels, including network, host and application security and incorporates systematic security capabilities for threat defense, monitoring, analysis, response, deception and countermeasures. We strive to manage cybersecurity risks and protect sensitive information through various means, such as technical safeguards, procedural requirements, an intensive program of monitoring on our corporate network, continuous testing of aspects of our security posture internally, a robust incident response program and regular cybersecurity awareness training for employees. Besides, we engage third-party service providers to assess our internal cybersecurity programs and compliance with applicable practices and standards. Our IT department work closely with third-party service providers to ensure their compliance with our cybersecurity standards and to assess risks arising from our engagements with them. Our information security department regularly monitors the performance of our apps, platforms and infrastructure to enable us to respond quickly to potential problems, including potential cybersecurity threats.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our Board is responsible for overseeing our cybersecurity risk management. Our Board shall (i) maintain oversight of the disclosure related to cybersecurity matters in current reports or periodic reports of our company, (ii) review updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the relevant disclosure issues, if any, presented by our chief executive officer, chief financial officer and cybersecurity officer on a quarterly basis, and (iii) review disclosure concerning cybersecurity matters in our annual report on Form 20-F presented by our chief executive officer, chief financial officer and cybersecurity officer.

At management level, our chief executive officer, chief financial officer and cybersecurity officer, which are collectively referred to as our Cybersecurity Risk Management Officers, are responsible for assessing, identifying and managing material risks from cybersecurity threats to our company and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident. Our Cybersecurity Risk Management Officers will report  to our Board (i) on a quarterly basis on updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the relevant disclosure issues, if any, and (ii) on disclosure concerning cybersecurity matters in our annual report on Form 20-F. Our cybersecurity officer is familiar  with our company’s operational and data collection practice. Our cybersecurity officer also possesses thorough knowledge of the relevant information security and data compliance regulations.

If a cybersecurity incident occurs, our Cybersecurity Risk Management Officers will promptly organize relevant personnel for internal assessment and if it is determined that the incident could potentially be a material cybersecurity event, our Cybersecurity Risk Management Officers will promptly report the incident and assessment results to our disclosure committee, our Board, and other members of senior management and external legal counsel, to the extent appropriate. Our Cybersecurity Risk Management Officers shall prepare disclosure material on the cybersecurity incident for review and approval by the Board, and other members of senior management (if necessary), before it is disseminated to the public.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1	Thirteenth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.1 to our report on Form 6-K filed with the SEC on September 11, 2023)

2.1	Form of Registrant’s Revised Specimen American Depositary Receipt (incorporated by reference to the Form 424B3 (File No. 333-248968), filed with the SEC on August 16, 2023)

2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.2 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

2.3	Form of Deposit Agreement among the Registrant, the depositary and owners of the American Depositary Shares (incorporated by reference to Exhibit 4.3 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

2.4*	Description of Securities registered under Section 12 of the Exchange Act

4.1	The Amended and Restated 2018 Global Share Plan (incorporated by reference to Exhibit 10.1 to our registration statement on Form S-8 (File No. 333-265313), as amended, initially filed with the SEC on May 31, 2022)

4.2	Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.3	Form of Employment Agreement between the Registrant and a director or executive officer of the Registrant (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.4	Tenth Amended and Restated Warrant Holders and Shareholders Agreement by and among the Registrant, its ordinary shareholder, preferred shareholders and other parties named therein dated August 19, 2020 (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.5	English translation of Equity Pledge Agreement entered on October 16, 2019, by and between Shanghai Xincheng, Shanghai Guangcheng, and then shareholders of Shanghai Guangcheng (incorporated by reference to Exhibit 10.8 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.6	English translation of Equity Pledge Agreement entered on August 4, 2020 by and between Shanghai Xincheng, Shanghai Guangcheng, and Shanghai Chelin Information Technology Center (Limited Partnership), and then shareholders of Shanghai Guangcheng (incorporated by reference to Exhibit 10.9 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.7	English translation of Exclusive Call Option Agreement entered on August 4, 2020, by and between Shanghai Xincheng, Shanghai Guangcheng and then shareholders of Shanghai Guangcheng (incorporated by reference to Exhibit 10.10 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.8	English translation of Exclusive Technical Consulting and Service Agreement entered into on August 4, 2020 by and between Shanghai Xincheng and Shanghai Guangcheng (incorporated by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.9	English translation of Intellectual Property License Agreement entered into on August 4, 2020 by and between Shanghai Xincheng and Shanghai Guangcheng (incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.10	English translation of Shareholders’ Voting Rights Proxy Agreement entered into on August 4, 2020, by and among Shanghai Xincheng, Shanghai Guangcheng, and then shareholders of Shanghai Guangcheng (incorporated by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.11	English translation of Equity Pledge Agreement entered on September 26, 2019, by and between Xingmu WFOE, Nanjing Xingmu, and certain shareholders of Nanjing Xingmu (incorporated by reference to Exhibit 10.15 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.12	English translation of Exclusive Call Option Agreement entered on September 26, 2019, by and between Xingmu WFOE, Nanjing Xingmu and certain shareholders of Nanjing Xingmu (incorporated by reference to Exhibit 10.16 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

Exhibit Number	Description of Document
4.13	English translation of Exclusive Technical Consulting and Service Agreement entered into on September 26, 2019 by and between Xingmu WFOE and Nanjing Xingmu (incorporated by reference to Exhibit 10.12 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.14	English translation of Intellectual Property License Agreement entered into on September 26, 2019 by and between Xingmu WFOE and Nanjing Xingmu (incorporated by reference to Exhibit 10.13 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.15	English translation of Shareholders’ Voting Rights Proxy Agreement entered into on September 26, 2019, by and among Xingmu WFOE, Nanjing Xingmu, and certain shareholders of Nanjing Xingmu (incorporated by reference to Exhibit 10.14 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.16	English translation of Spousal Consent Letter signed by Ms. Jiajia Chen dated September 26, 2019 (incorporated by reference to Exhibit 10.18 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.17	English translation of Spousal Consent Letter signed by Ms. Yan Wang dated September 26, 2019 (incorporated by reference to Exhibit 10.19 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.18	English translation of Equity Pledge Agreement entered on June 18, 2021, by and between Shanghai Xincheng, Suzhou Taicheng, and certain shareholders of Suzhou Taicheng (incorporated by reference to Exhibit 4.19 to our annual report on Form 20-F for the year ended March 31, 2022, as amended, initially filed with the SEC on July 27, 2022)

4.19	English translation of Exclusive Call Option Agreement entered on June 18, 2021, by and between Shanghai Xincheng, Suzhou Taicheng and certain shareholders of Suzhou Taicheng (incorporated by reference to Exhibit 4.20 to our annual report on Form 20-F for the year ended March 31, 2022, as amended, initially filed with the SEC on July 27, 2022)

4.20	English translation of Exclusive Technical Consulting and Service Agreement entered into on June 18, 2021 by and between Shanghai Xincheng and Suzhou Taicheng (incorporated by reference to Exhibit 4.21 to our annual report on Form 20-F for the year ended March 31, 2022, as amended, initially filed with the SEC on July 27, 2022)

4.21	English translation of Intellectual Property License Agreement entered into on June 18, 2021 by and between Shanghai Xincheng and Suzhou Taicheng (incorporated by reference to Exhibit 4.22 to our annual report on Form 20-F for the year ended March 31, 2022, as amended, initially filed with the SEC on July 27, 2022)

4.22	English translation of Shareholders’ Voting Rights Proxy Agreement entered into on June 18, 2021, by and among Shanghai Xincheng, Suzhou Taicheng, and certain shareholders of Suzhou Taicheng (incorporated by reference to Exhibit 4.23 to our annual report on Form 20-F for the year ended March 31, 2022, as amended, initially filed with the SEC on July 27, 2022)

4.23	English translation of Supplement Shareholders’ Voting Rights Proxy Agreement entered into on September 25, 2022, by and among Shanghai Xincheng, Shanghai Guangcheng, and the shareholder of Shanghai Guangcheng (incorporated by reference to Exhibit 4.6 to our registration statement on Form F-3 (File No. 333-267919), as amended, filed with the SEC on October 18, 2022)

4.24	English translation of Equity Pledge Agreement entered into on September 25, 2022, by and among Shanghai Xincheng, Shanghai Guangcheng, and the shareholder of Shanghai Guangcheng (incorporated by reference to Exhibit 4.6 to our registration statement on Form F-3 (File No. 333-267919), as amended, initially filed with the SEC on November 15, 2022)

4.25	English translation of Supplement Exclusive Option Agreement entered into on September 25, 2022, by and among Shanghai Xincheng, Shanghai Guangcheng, and the shareholder of Shanghai Guangcheng (incorporated by reference to Exhibit 4.8 to our registration statement on Form F-3 (File No. 333-267919), as amended, initially filed with the SEC on October 18, 2022)

4.26	English translation of Supplement Loan Agreement entered into on September 25, 2022, by and between Shanghai Xincheng and the shareholder of Shanghai Guangcheng (incorporated by reference to Exhibit 4.9 to our registration statement on Form F-3 (File No. 333-267919), as amended, initially filed with the SEC on October 18, 2022)

8.1*	Principal Subsidiaries and VIEs of the Registrant

Exhibit Number	Description of Document
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

11.2*	Insider Trading Policy

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder (Hong Kong) LLP

15.2*	Consent of Lifeng Partners

15.3*	Consent of Assentsure PAC

16.1*	Letter of PricewaterhouseCoopers Zhong Tian LLP, dated October 29, 2024

97*	Compensation Recoupment Policy

101.INS*	Inline XBRL Instance Document- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BOQII HOLDING LIMITED

By:	/s/ Yingzhi (Lisa) Tang
Name:	Yingzhi (Lisa) Tang
Title:	Director, co-Chief Executive Officer and Chief Financial Officer

Date: October 29, 2024

BOQII HOLDING LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Boqii Holding Limited.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Boqii Holding Limited and its subsidiaries (the “Company”) as of March 31, 2023 and 2024, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows, for each of the three years in the period ended March 31, 2024 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial positions of the Company as of March 31, 2023 and 2024, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Assentsure PAC
Singapore
October 29, 2024
PCAOB ID Number 6783

We have served as the Company’s auditors since 2024.

BOQII HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2023 AND 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

		As of March 31,
	Note	2023	2024
		RMB	RMB	US$ (Note 2(f))

ASSETS
Current assets:
Cash and cash equivalents	5	89,850	72,722	10,072
Short-term investments		69,797	-	-
Accounts receivable, net	6	76,742	50,118	6,941
Inventories, net	7	81,052	55,189	7,644
Prepayments and other current assets	8	79,359	94,518	13,090
Amounts due from related parties	27	9,379	5,704	790
Total current assets		406,179	278,251	38,537
Non-current assets:
Property and equipment, net	9	5,492	3,103	430
Intangible assets	10	21,594	17,910	2,481
Operating lease right-of-use assets	15	22,354	8,951	1,240
Long-term investments	11	75,607	65,887	9,126
Goodwill	12	-	-	-
Amounts due from related parties, non-current	27	2,988	5,658	784
Other non-current asset	13	6,586	3,455	479
Total non-current assets		134,621	104,964	14,540
Total assets		540,800	383,215	53,077
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB363 and RMB10,213 as of March 31, 2023 and 2024, respectively)	21	86,261	15,213	2,107
Accounts payable (including accounts payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB13,459 and RMB2,279 as of March 31, 2023 and 2024, respectively)		56,022	24,279	3,363
Salary and welfare payable (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB5,573 and RMB440 as of March 31, 2023 and 2024, respectively)		6,890	2,972	412
Accrued liabilities and other current liabilities (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB15,712 and RMB6,759 as of March 31, 2023 and 2024, respectively)	14	22,104	16,667	2,308
Amounts due to related parties, current (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB21 and Nil as of March 31, 2023 and 2024, respectively)	27	471	-	-
Contract liabilities (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB4,471 and RMB1,579 as of March 31, 2023 and 2024, respectively)		4,471	1,579	219
Operating lease liabilities, current (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB9,207 and RMB5,254 as of March 31, 2023 and 2024, respectively)	15	9,220	5,613	777
Derivative liabilities (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of Nil as of March 31, 2023 and 2024, respectively)	21	10,701	5,721	792
Total current liabilities		196,140	72,044	9,978

BOQII HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF MARCH 31, 2023 AND 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

		As of March 31,
	Note	2023	2024
		RMB	RMB	US$ (Note 2(f))

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY (CONTINUED)
Non-current liabilities
Deferred tax liabilities (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of Nil as of March 31, 2023 and 2024, respectively)	18	4,141	3,234	448
Operating lease liabilities, non-current (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB12,741 and RMB2,209 as of March 31, 2023 and 2024, respectively)	15	12,741	3,115	431
Other debts, non-current (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB75,481 and RMB11,500 as of March 31, 2023 and 2024, respectively)	21	102,827	43,941	6,086
Total non-current liabilities		119,709	50,290	6,965
Total liabilities		315,849	122,334	16,943
Commitments and contingencies (Note 28)

Mezzanine equity:
Redeemable non-controlling interests	20	7,197	7,963	1,103
Total mezzanine equity		7,197	7,963	1,103
Shareholders’ equity:
Class A ordinary shares (US$0.001 par value; 129,500,000 shares authorized, 55,763,079 shares issued and outstanding as of March 31, 2023; 15,000,000,000 shares authorized, 147,691,753 shares issued and outstanding as of March 31, 2024)	19	373	962	134
Class B ordinary shares (US$0.001 par value; 15,000,000 shares authorized, 13,037,729 shares issued and outstanding as of March 31, 2023; 2,000,000,000 shares authorized, 13,037,729 shares issued and outstanding as of March 31, 2024)	19	82	82	11
Additional paid-in capital		3,287,696	3,329,675	461,156
Statutory reserves		3,876	3,876	537
Accumulated other comprehensive loss		(37,189)	(39,478)	(5,468)
Accumulated deficit		(2,993,150)	(3,060,405)	(423,861)
Receivable for issuance of ordinary shares	22	(83,405)	(16,031)	(2,220)
Total Boqii Holding Limited shareholders’ equity		178,283	218,681	30,289
Non-controlling interests		39,471	34,237	4,742
Total shareholders’ equity		217,754	252,918	35,031
Total liabilities, mezzanine equity and shareholders’ equity		540,800	383,215	53,077

The accompanying notes are an integral part of these consolidated financial statements.

BOQII HOLDING LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

		Year Ended March 31,
	Note	2022	2023	2024
		RMB	RMB	RMB	US$ (Note 2(f))

Net revenues:
Product sales		1,137,329	1,048,491	680,143	94,199
Online marketing and information services and other revenue		49,100	43,603	29,209	4,045
Total revenues		1,186,429	1,092,094	709,352	98,244
Total cost of revenue		(943,698)	(858,608)	(568,615)	(78,752)
Gross profit		242,731	233,486	140,737	19,492
Operating expenses:
Fulfillment expenses		(134,026)	(126,295)	(59,506)	(8,241)
Sales and marketing expenses		(170,986)	(124,007)	(85,091)	(11,785)
General and administrative expenses		(76,248)	(46,554)	(59,265)	(8,208)
Impairment of goodwill	12	-	(40,684)	-	-
Other income, net		280	286	2,966	411
Loss from operations		(138,249)	(103,768)	(60,159)	(8,331)
Interest income		15,477	7,420	2,638	366
Interest expense	16	(20,884)	(13,350)	(7,326)	(1,015)
Other gains, net	17	6,020	5,159	(3,994)	(553)
Fair value change of derivative liabilities		2,824	(2,266)	(1,034)	(143)
Loss before income tax expenses		(134,812)	(106,805)	(69,875)	(9,676)
Income tax benefit	18	1,571	911	927	128
Share of results of equity investees		418	(82)	50	7
Net loss		(132,823)	(105,976)	(68,898)	(9,541)
Less: Net loss attributable to the non-controlling interest shareholders		(4,433)	(3,177)	(5,234)	(724)
Net loss attributable to Boqii Holding Limited		(128,390)	(102,799)	(63,664)	(8,817)
Accretion on redeemable non-controlling interests to redemption value	20	(575)	(675)	(766)	(106)
Net loss attributable to Boqii Holding Limited’s ordinary shareholders		(128,965)	(103,474)	(64,430)	(8,923)
Net loss		(132,823)	(105,976)	(68,898)	(9,541)
Other comprehensive income (loss):
Foreign currency translation adjustment, net of Nil tax		(16,529)	15,591	1,258	174
Unrealized securities holding losses		(9,368)	(6,711)	(3,547)	(491)
Total comprehensive loss		(158,720)	(97,096)	(71,187)	(9,858)
Less: Total comprehensive loss attributable to non- controlling interests shareholders		(4,433)	(3,177)	(5,234)	(724)
Total comprehensive loss attributable to Boqii Holding Limited		(154,287)	(93,919)	(65,953)	(9,134)
Net loss per share attributable to Boqii Holding Limited’s ordinary shareholders
— basic		(1.90)	(1.50)	(0.64)	(0.09)
— diluted		(1.90)	(1.50)	(0.64)	(0.09)
Weighted average number of ordinary shares
— basic		68,006,172	68,858,823	100,637,760	100,637,760
— diluted		68,006,172	68,858,823	100,637,760	100,637,760

The accompanying notes are an integral part of these consolidated financial statements.

BOQII HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Class A Ordinary Shares (US$0.001 per value)		Class B Ordinary Shares (US$0.001 per value)		Additional		Accumulated other		Non-	Receivable for issuance of	Total
	Number of		Number of		Paid-in	Statutory	comprehensive	Accumulated	controlling	ordinary	Shareholder ’
	Shares	Amount	Shares	Amount	Capital	reserves	loss	deficit	interests	shares	Equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balances as of March 31, 2021	54,505,108	364	13,037,729	82	3,272,612	3,047	(20,172)	(2,759,882)	45,019	(413,377)	127,693
Foreign currency translation adjustment	-	-	-	-	-	-	(16,529)	-	-	-	(16,529)
Accretion on redeemable non-controlling interests to redemption value	-	-	-	-	-	-	-	(575)	-	-	(575)
Receivable for issuance of ordinary shares (Note 22)	-	-	-	-	-	-	-	-	-	248,631	248,631
Unrealized securities holding losses, net of tax	-	-	-	-	-	-	(9,368)	-	-	-	(9,368)
Acquisition of a subsidiary	-	-	-	-	-	-	-	-	1,817	-	1,817
Issuance of ordinary shares for the exercise of stock options	1,204,483	8	-	-	8,315	-	-	-	-	-	8,323
Capital contribution from non-controlling interests	-	-	-	-	-	-	-	-	245	-	245
Appropriations to statutory reserves	-	-	-	-	-	386	-	(386)	-	-	-
Share-based compensation	-	-	-	-	14,409	-	-	-	-	-	14,409
Net loss	-	-	-	-	-	-	-	(128,390)	(4,433)	-	(132,823)
Balances as of March 31, 2022	55,709,591	372	13,037,729	82	3,295,336	3,433	(46,069)	(2,889,233)	42,648	(164,746)	241,823

BOQII HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Class A Ordinary Shares (US$0.001 per value)		Class B Ordinary Shares (US$0.001 per value)		Additional		Accumulated other		Non-	Receivable for issuance of	Total
	Number of		Number of		Paid-in	Statutory	comprehensive	Accumulated	controlling	ordinary	Shareholder ’
	Shares	Amount	Shares	Amount	Capital	reserves	loss	deficit	interests	shares	Equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balances as of March 31, 2022	55,709,591	372	13,037,729	82	3,295,336	3,433	(46,069)	(2,889,233)	42,648	(164,746)	241,823
Foreign currency translation adjustment	-	-	-	-	-	-	15,591	-	-	-	15,591
Accretion on redeemable non-controlling interests to redemption value	-	-	-	-	-	-	-	(675)	-	-	(675)
Receivable for issuance of ordinary shares (Note 22)	-	-	-	-	-	-	-	-	-	81,341	81,341
Unrealized securities holding losses, net of tax	-	-	-	-	-	-	(6,711)	-	-	-	(6,711)
Issuance of ordinary shares for the exercise of stock options	53,488	1	-	-	37	-	-	-	-	-	38
Appropriations to statutory reserves	-	-	-	-	-	443	-	(443)	-	-	-
Share-based compensation	-	-	-	-	(7,677)	-	-	-	-	-	(7,677)
Net loss	-	-	-	-	-	-	-	(102,799)	(3,177)	-	(105,976)
Balances as of March 31, 2023	55,763,079	373	13,037,729	82	3,287,696	3,876	(37,189)	(2,993,150)	39,471	(83,405)	217,754

BOQII HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Class A Ordinary Shares (US$0.001 per value)		Class B Ordinary Shares (US$0.001 per value)		Additional		Accumulated other		Non-	Receivable for issuance of	Total
	Number of		Number of		Paid-in	Statutory	comprehensive	Accumulated	controlling	ordinary	Shareholders’
	Shares	Amount	Shares	Amount	Capital	reserves	loss	deficit	interests	shares	Equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balances as of March 31, 2023	55,763,079	373	13,037,729	82	3,287,696	3,876	(37,189)	(2,993,150)	39,471	(83,405)	217,754
Change in Accounting Policy*	-	-	-	-	-	-	-	(2,825)	-	-	(2,825)
Balances as of March 31, 2023 (adjusted)	55,763,079	373	13,037,729	82	3,287,696	3,876	(37,189)	(2,995,975)	39,471	(83,405)	214,929
Foreign currency translation adjustment	-	-	-	-	-	-	1,258	-	-	-	1,258
Accretion on redeemable non-controlling interests to redemption value	-	-	-	-	-	-	-	(766)	-	-	(766)
Receivable for issuance of ordinary shares (Note 22)	-	-	-	-	75,276	-	-	-	-	(7,902)	67,374
Unrealized securities holding losses, net of tax	-	-	-	-	-	-	(3,547)	-	-	-	(3,547)
Issuance of ordinary shares for the exercise of stock options	9,428,674	-	-	-	27	-	-	-	-	-	27
Appropriations to statutory reserves	-	-	-	-	-	-	-	-	-	-	-
Share-based compensation	-	-	-	-	679	-	-	-	-	-	679
Debt waive of Chong Li	-	-	-	-	(75,276)	-	-	-	-	75,276	-
Issuance of ordinary shares for the public offering and private placement	82,500,000	589	-	-	41,273	-	-	-	-	-	41,862
Net loss	-	-	-	-	-	-	-	(63,664)	(5,234)	-	(68,898)
Balances as of March 31, 2024	147,691,753	962	13,037,729	82	3,329,675	3,876	(39,478)	(3,060,405)	34,237	(16,031)	252,918

The accompanying notes are an integral part of these consolidated financial statements.

* The Company used a modified retrospective approach to adopt ASC Topic 326, and the cumulative-effect to retained earnings was RMB2.8 million.

BOQII HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED March 31, 2022, 2023 AND 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

		Year Ended March 31,
	Note	2022	2023	2024
		RMB	RMB	RMB	US$
					(Note 2(f))
Cash flows from operating activities:
Net loss		(132,823)	(105,976)	(68,898)	(9,541)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization expense		7,678	7,844	6,355	880
Provision for inventories obsolescence	7	311	35	(223)	(31)
Allowance for expected credit loss	6	213	133	(116)	(16)
Interest expense of other debts	16	17,144	9,706	5,058	701
Interest receivable for issuance of ordinary shares		(14,239)	(6,112)	-	-
Amortization of right-of-use assets	15	11,705	24,597	17,948	2,486
Interest of lease liabilities	15	1,949	1,777	199	28
Investment income		622	178	(1,820)	(252)
Share of results of equity investees		(418)	82	(50)	(7)
Discount on the ordinary shares issued by public offering	19	-	-	5,943	823
Loss/(gain) on disposal of property and equipment and intangible assets		(104)	(7)	46	6
Loss on disposal of other debts	21	-	-	1,425	197
Gain from the re-measurement of the previously held equity interest to the fair value in the business acquisition	17	(127)	-	-	-
Gain from disposal of a subsidiary	17	-	(3,597)	(49)	(7)
Impairment of goodwill		-	40,684	-	-
Share-based compensation expense	23	14,409	(7,677)	679	94
Fair value change of derivative liabilities	25	(2,824)	2,266	1,034	143
Deferred tax expense		(989)	(989)	(907)	(126)
Changes in operating assets and liabilities, net of effects of businesses acquired:
Accounts receivable		(6,131)	(27,455)	27,179	3,764
Inventories		(23,176)	30,583	26,540	3,676
Prepayments and other current assets		(35,056)	47,754	11,491	1,591
Amounts due from related parties		490	(3,839)	2,413	334
Operating lease liabilities	15	(12,849)	(26,397)	(17,977)	(2,490)
Accounts payable		18,106	(36,342)	(31,501)	(4,363)
Salary and welfare payable		293	6	(3,893)	(539)
Accrued liabilities and other current liabilities		1,954	2,701	(4,766)	(660)
Amounts due to related parties		(808)	252	(471)	(65)
Contract liabilities		3,140	(2,536)	(2,892)	(402)
Other non-current assets		4,026	(1,740)	1,825	253
Net cash used in operating activities		(147,504)	(54,069)	(25,428)	(3,523)
Cash flows from investing activities:
Loan advanced to third parties		(2,376)	(7,864)	(3,194)	(442)
Repayments on loan receivables from third parties		2,579	1,096	4,206	583
Loan advanced to related parties		(35,995)	(4,120)	(4,779)	(662)
Repayments on loan receivables from related parties		35,245	3,874	3,196	443
Acquisition of subsidiaries		-	(2,938)	-	-
Disposal of subsidiaries, net of cash and cash equivalents acquired		-	-	(37)	(5)
Proceeds from disposal of short-term investments		40,462	58,287	69,797	9,667
Purchase of intangible assets		(24)	(50)	(36)	(5)
Purchase of property and equipment		(3,077)	(1,805)	(527)	(73)
Proceeds from disposal of property and equipment		125	16	213	30
Acquisitions of long-term investments		(15,792)	-	-	-
Deposits to be used in connection with future acquisitions		-	-	(29,090)	(4,029)
Disposal of long-term investments	11	-	-	8,065	1,117
Net cash generated from/ (used in) investing activities		21,147	46,496	47,814	6,624

BOQII HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED March 31, 2022, 2023 AND 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

		Year Ended March 31,
	Note	2022	2023	2024
		RMB	RMB	RMB	US$
					(Note 2(f))
Cash flows from financing activities:
Acquisition of additional interests in subsidiaries from non-controlling interests		245	-	-	-
Proceeds from short-term and long-term borrowings		185,614	110,553	15,000	2,077
Repayments of short-term and long-term borrowings		(176,897)	(187,234)	(86,049)	(11,918)
Proceeds from issuance of other debts, net of issuance costs		262,870	87,959	8,786	1,217
Repayments of other debts		(270,860)	(87,959)	(6,818)	(944)
Proceeds from exercise of share option		1,023	25	29	4
Proceeds from issuance of ordinary shares, net of issuance costs	19	-	-	35,920	4,975
Net cash flows generated from/ (used in) financing activities		1,995	(76,656)	(33,132)	(4,589)
Net decrease in cash, cash equivalents and restricted cash		(124,362)	(84,229)	(10,746)	(1,488)
Cash, cash equivalents and restricted cash at beginning of year		292,237	162,855	89,850	12,444
Effects of exchange rate changes on cash, cash equivalents and restricted cash		(5,020)	11,224	(6,382)	(884)
Cash, cash equivalents and restricted cash at end of year		162,855	89,850	72,722	10,072
Supplemental schedule of non-cash investing and financing activities:
Accretion on redeemable non-controlling interests		(575)	(675)	(766)	(106)
Unpaid cash consideration for business acquisitions		(2,938)	(2,938)	(2,938)	(407)
Additional ASC 842 supplemental disclosure:
Cash paid for fixed operating lease costs included in the measurement of lease obligations in operating activities		12,849	26,397	17,977	2,490
Right-of-use assets obtained in exchange for operating lease obligations		21,038	8,384	4,545	629

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

The Company operates as an online one-stop destination for users to shop for a variety of pet products and interact with other users in its online pet community in the People’s Republic of China (the “PRC”), through its online platforms (Boqii.com and Boqii application, collectively “Boqii Marketplace”), branded stores on third-party online platforms (the “Online Branded Stores”) and its online pet community (“Boqii Community”). In addition to online business, the Company provides pet products to offline pet stores and hospitals.

The Company’s consolidated financial statements include the financial statements of the Company, its subsidiaries, consolidated VIEs and VIEs’ subsidiaries.

As of March 31, 2024, the Company’s principal subsidiaries, consolidated VIEs and major VIEs’ subsidiaries are as follows:

Name of subsidiaries and VIE	Place of incorporation	Date of incorporation or acquisition	Percentage of direct or indirect	Principal activities
Subsidiaries:
Boqii Corporation Limited (“Boqii Corporation”)	Hong Kong	July 2012	100%	Investment holding
Boqii International Limited	Hong Kong	August 2016	100%	Investment holding
Xingmu International Limited	British Virgin Islands	August 2019	51%	Investment holding
Xingmu HK Limited	Hong Kong	November 2019	51%	Investment holding
Nanjing Xinmu Information Technology Co., Ltd. (“Xingmu WFOE”)	Nanjing, the PRC	November 2019	51%	Technology development and sales of merchandise
Xincheng (Shanghai) Information Technology Co., Ltd. (“Shanghai Xincheng”)	Shanghai, the PRC	November 2012	100%	Technology development and sales of merchandise
Shanghai Yiqin Pets Products Co., Ltd.	Shanghai, the PRC	February 2013	100%	Technology development and sales of merchandise

Consolidated VIEs
Guangcheng (Shanghai) Information Technology Co., Ltd. (“Shanghai Guangcheng”)	Shanghai, the PRC	November 2012	100%	Operates the Company’s own online e-commerce platform
Nanjing Xingmu Biotechnology Co., Ltd. (“Nanjing Xingmu”)	Nanjing, the PRC	November 2019	51%	Biotechnology research and development
Suzhou Taicheng Supply Chain Co., Ltd. (“Suzhou Taicheng”)	Suzhou, the PRC	June 2021	100%	Sales of merchandise
Suzhou Xingyun Yueming Supply Chain Co., Ltd. (“Suzhou Xingyun”)	Suzhou, the PRC	April 2022	100%	Sales of merchandise

Subsidiaries of VIEs
Boqii (Shanghai) Information Technology Co., Ltd.	Shanghai, the PRC	August 2014	90%	Technology development

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

1.	Organization and principal activities (continued)

(b)	Consolidated variable interest entities

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

Exclusive Option Agreements

The Nominee Shareholders of the VIEs have granted the WFOEs the exclusive and irrevocable right to purchase or to designate one or more person(s) at their discretion to purchase part or all of the equity interests in the VIEs from the Nominee Shareholders for a purchase price at any time, subject to the lowest price permitted by PRC laws and regulations. The VIEs and their Nominee Shareholders have agreed that without prior written consent of the WFOEs, their respective Nominee Shareholders cannot sell, transfer, pledge or dispose their equity interests, and the VIEs cannot sell, transfer, pledge or dispose, but not limit to, the equity interests, significant assets, significant revenue and significant business. Also as agreed, the VIEs cannot declare any dividend or change capitalization structure of the VIEs and cannot enter into any loan or investment agreements. Furthermore, the Nominee Shareholders have agreed that any proceeds but not limited to the sales of the Nominee Shareholders’ equity interest in relevant VIEs should be gratuitously paid to the WFOEs or one or more person(s) at their discretion. The Exclusive Option Agreement will remain effective until all equity options in VIEs held by such Nominee Shareholders are transferred or assigned to the WFOEs or their designated representatives.

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

One set of existing Contractual Agreements were initially entered into in September 2012 by Shanghai Xincheng (one of the Company’s WFOEs), Shanghai Guangcheng (one of the Company’s VIEs) and its nominee shareholders, was subsequently amended and restated on substantially similar terms in September 2017, October 2019, August 2020 and September 2022, respectively. One set of existing Contractual Agreements were entered into in September 2019 by Xingmu WFOE (one of the Company’s WFOEs), Nanjing Xingmu (one of the Company’s VIEs) and its Nominee Shareholders.  One set of Contractual Agreements were entered into in June 2021 by Shanghai Xincheng (one of the Company’s WFOEs), Suzhou Taicheng (one of the Company’s VIEs) and its Nominee Shareholders, was subsequently amended and restated on substantially similar terms in February 2023. A new set of Contractual Agreements were entered into in April 2022 by Shanghai Meiyizhi Supply Chain Co, Ltd (one of the Company’s WFOEs), Suzhou Xingyun (one of the Company’s VIEs) and its Nominee Shareholders. The Loan Agreements, Exclusive Option Agreements, Proxy Agreement and Power of Attorney, Exclusive Consultation and Service Agreements, Intellectual Property License Agreements and Equity Interest Pledge Agreements were amended to reflect the changes of shareholders’ holding in the VIE in their respective dates. No other material terms or conditions of these agreements were changed or altered. There was no impact to the Company’s control over the VIEs and the Company continues to consolidate the VIEs.

(c) Risks in relations to the VIE structure

Under the Contractual Agreements with the consolidated VIEs, the Company has the power to direct activities of the consolidated VIEs and VIEs’ subsidiaries through the Company’s relevant PRC subsidiaries, and can have assets transferred freely out of the consolidated VIEs and VIEs’ subsidiaries without restrictions. Therefore, the Company considers that there is no asset of the consolidated VIEs that can only be used to settle obligations of the respective consolidated VIEs, except for the registered capital of the consolidated VIEs amounting to RMB52 million and RMB52 million as of March 31, 2023 and 2024. Since the consolidated VIEs and VIEs’ subsidiaries are incorporated as limited liability companies under the PRC Law, creditors of the consolidated VIEs and VIEs’ subsidiaries do not have recourse to the general credit of the Company.

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

The following table set forth the assets, liabilities, results of operations and changes in cash, cash equivalents and restricted cash of the consolidated VIEs and their subsidiaries taken as a whole, which were included in the Company’s consolidated financial statements with intercompany transactions eliminated (RMB in thousands):

	As of March 31,
	2023	2024
	RMB	RMB

Cash and cash equivalents	15,522	19,197
Accounts receivable, net	33,172	23,731
Amounts due from related parties	6,770	7,298
Inventories, net	27,894	11,104
Prepayments and other current assets	48,291	32,418
Inter-company receivables	83,700	19,140
Property and equipment, net	4,661	2,444
Intangible assets	101	25
Operating lease right-of-use assets	22,305	7,346
Long-term investments	75,505	65,849
Other non-current asset	5,219	2,093
Total assets	323,140	190,645

	As of March 31,
	2023	2024
	RMB	RMB

Short-term borrowings	363	10,213
Accounts payable	13,459	2,279
Amounts due to related parties, current	21	-
Salary and welfare payable	5,573	440
Accrued liabilities and other current liabilities	15,712	6,759
Contract liabilities	4,471	1,579
Operating lease liabilities, current	9,207	5,254
Inter-company payables	1,095,452	997,922
Operating lease liabilities, non-current	12,741	2,209
Other debts, non-current	75,481	11,500
Total liabilities	1,232,480	1,038,155

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

1.	Organization and principal activities (continued)

(c) Risks in relations to the VIE structure (continued)

	Year Ended March 31,
	2022	2023	2024
	RMB	RMB	RMB
Net revenues:
Third-party revenues	877,380	786,152	463,457
Inter-company revenues	56,079	86,463	41,335
Total revenues	933,459	872,615	504,792
Cost of revenues:
Third-party cost of revenues	(160,661)	(81,810)	(92,297)
Inter-company cost of revenues	(550,585)	(534,518)	(266,823)
Total cost of revenues	(711,246)	(616,328)	(359,120)
Gross profit	222,213	256,287	145,672
Operating expenses:
Third-party operating expenses	(288,291)	(237,852)	(138,799)
Inter-company operating expenses	-	(41)	286
Total operating expenses	(288,291)	(237,893)	(138,513)
Impairment of goodwill	-	(994)	-
Other income, net	98	158	961
Profit/(Loss) from operations	(65,980)	17,558	8,120
Non-operating expense	(20,680)	(29)	(15,744)
Profit/(Loss) before income tax expenses	(86,660)	17,529	(7,624)
Income tax benefits	681	21	38
Share of results of equity investees	418	(82)	50
Net profit/(loss)	(85,561)	17,468	(7,536)

Cash flows from operating activities:
Net cash provided by transactions with external parties	526,201	471,991	244,798
Net cash used in transactions with the Company’s entities	(329,325)	(449,155)	(717,589)
Net cash generated from/ (used in) operating activities	196,876	22,836	(472,791)
Cash flows from investing activities:
Other investing activities	(18,482)	(9,638)	5,219
Cash flows of loan funding provided to the Company’s entities, net of repayments received	6,294	-	-
Net cash used in investing activities	(12,188)	(9,638)	5,219
Cash flows from financing activities:
Other financing activities	(273,906)	(88,469)	3,032
Cash flows of loan funding received from the Company’s entities, net of repayments made	91,794	69,204	468,214
Net cash generated from/ (used in) financing activities	(182,112)	(19,265)	471,246

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.	Principal Accounting Policies

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

(c) Business combination and non-controlling interests

The Company accounts for its business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805, Business Combinations. The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Company to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of operations and comprehensive loss as a bargain purchase gain. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill or bargain purchase gain. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of operations and comprehensive loss.

In a business combination achieved in stages, the Company re-measures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated statements of operations and comprehensive loss.

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

For the Company’s consolidated subsidiaries, VIEs and VIEs’ subsidiaries, non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. Non-controlling interests are classified as a separate line item in the equity section of the Company’s consolidated balance sheets and have been separately disclosed in the Company’s consolidated statements of operations and comprehensive loss to distinguish the interests from that of the Company.

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

Transactions denominated in other than the functional currencies are translated into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in other than the functional currency are translated at the balance sheet date exchange rate. The resulting exchange differences are included in the consolidated statements of operations and comprehensive loss as other gains, net.

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

The exchange rates used for translation on March 31, 2023 and 2024 were US$1.00= RMB 6.8717 and RMB 7.0950, respectively, representing the index rates stipulated by the People’s Bank of China.

(f) Convenience translation

Translations of the consolidated balance sheets, the consolidated statements of operations and comprehensive loss and the consolidated statements of cash flows from RMB into US$ as of and for the year ended March 31, 2024 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB 7.2203, representing the certificated exchange rate published by the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2024, or at any other rate.

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

As of March 31, 2023 and 2024, except for available-for-sale debt investments and derivative liabilities, carrying values of cash and cash equivalents, short-term investments, accounts receivable, amounts due from related parties, certain prepayments and other current assets, accounts payable, short-term borrowings, certain accrued liabilities and other current liabilities, amounts due to related parties and current portion of other debts approximated their fair values reported in the consolidated balance sheets due to the short-term maturities of these instruments. The carrying value of long-term loan receivable, long-term borrowings and non-current portion of other debts approximated their fair values as of March 31, 2023 and 2024 as the interest rates and credit risk they bear reflect the current market yield for comparable instruments. The Company reports derivative liabilities at fair value at each balance sheet date and change in fair value is reflected in “Fair value change of derivative liabilities” in the consolidated statements of operations and comprehensive loss. The Company reports available-for-sale debt investments at fair value at each balance sheet date with the aggregate unrealized gains and losses, net of tax, reflected in “Accumulated other comprehensive loss” in the consolidated balance sheets.

(h) Cash and cash equivalents

Cash and cash equivalents include cash on hand and time deposits placed with banks and third-party payment processors, which are unrestricted as to withdrawal or use, have original maturities of three months or less at the time of purchase and are readily convertible to known amounts of cash.

(i) Short-term investments

Short-term investments comprise primarily of (i) cash deposits at fixed rates with original maturities of greater than three months, but less than 12 months and; (ii) the investments issued by commercial banks or other financial institutions with a variable interest rate indexed to the performance of underlying assets within one year. As of March 31, 2023, RMB70 million short-term investments were used as collateral of the short-term borrowings amount to RMB64 million. As of March 31, 2024, there was short-term investments of Nil to be used as collateral of the short-term borrowings.

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.	Principal Accounting Policies (continued)

(j) Accounts receivable, net

Accounts receivables are stated at the amount management expects to collect from customers based on their outstanding invoices.

Prior to April 1, 2023, the Company monitors the collection of its receivables and records allowance for specifically identified non-recoverable amounts, If the economic situation and the financial condition of a customer deteriorate resulting in an impairment of the customer’s ability to make payments, additional allowances might be required. Receivable balances are written off when they are determined to be uncollectible.

Starting from April 1, 2023, the Company adopted ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326) Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), which creates an impairment model that is based on expected losses rather than incurred losses. To estimate the allowance for current expected credit losses (“CECL”). the Company has identified the relevant risk characteristics of its customers and the related receivables and other receivables which include but are not limited to geographic region and industry. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Company considers the past collection history, future forecasts and macroeconomic factors. Other key factors that influence the CECL, analysis include industry-specific factors and certain qualitative adjustments that could impact the Company’s receivables. This is assessed at each period end based on the Company’s specific facts and circumstances.

The Company used a modified retrospective approach to adopt ASC Topic 326, and the cumulative-effect to retained earnings was RMB2.8 million.

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

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of operations and comprehensive loss.

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

(n) Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination. Goodwill is not amortized but is tested for impairment on an annual basis as of March 31, and in between annual tests when an event occurs, or circumstances change that could indicate that the asset might be impaired.

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

There is only one reporting unit in the Company. Therefore, the goodwill assessment was performed for the Company on consolidated level as one reporting unit.

(o) Long-term investments

The Company’s investments include equity method investments, equity securities with readily determinable fair values and available-for-sale debt securities.

The Company applies the equity method of accounting to account for an equity investment, in common stock or in-substance common stock, according to ASC 323 “Investment—Equity Method and Joint Ventures”, over which it has significant influence but does not own a majority equity interest or otherwise control. Under the equity method, the Company’s share of the post-acquisition profits or losses of the equity investees are recorded in share of results of equity investees in the consolidated statements of operations and comprehensive loss. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity investee, if any, represents goodwill and intangible assets acquired. When the Company’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee.

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

(o) Long-term investments (continued)

Debt securities that the Company has the intent to hold the security for an indefinite period or may sell the security in response to the changes in economic conditions are classified as available-for-sale debt securities and reported at fair value. Unrealized gains and losses (other than impairment losses) are reported, net of the related tax effect, in other comprehensive loss. Upon sale, realized gains and losses are reported in net income (loss).

The Company continually reviews its investments to determine whether a decline in fair value to below the carrying value is other than temporary. The primary factors the Company considers in its determination are the duration and severity of the decline in fair value; the financial condition, operating performance and the prospects of the equity investee; and other company specific information such as recent financing rounds. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the investment is written down to fair value.

(p) Impairment of long-lived assets other than goodwill

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets.

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

When either party to a contract has performed, the Company presents the contract in the statement of financial position as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment. A receivable is recorded when the Company has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. A contract asset is recorded when the Company has transferred products or services to the customer before payment is received or is due, and the Company’s right to consideration is conditional on future performance or other factors in the contract. No contract asset was recorded as of March 31, 2023 and 2024. The Company’s contract liabilities consist of payments received or awards to customers (in the form of Boqii Beans) related to unsatisfied performance obligations at the end of the period. As of April 1, 2022 and 2023, the Company’s total contract liabilities were RMB7.0 million and RMB4.5 million, respectively, of which RMB3.0 million and RMB3.7 million were recognized as revenue for the years ended March 31, 2023 and 2024. The Company’s total unearned revenue was RMB1.6 million as of March 31, 2024.

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

(t) Cost of revenue

Cost of revenue consist of cost of product sales of RMB930.4 million, RMB842.7 million and RMB560.1 million for the years ended March 31, 2022, 2023 and 2024, respectively, and cost of services of RMB13.3 million, RMB15.9 million and RMB8.5 million for the years ended March 31, 2022, 2023 and 2024, respectively. Cost of product sales comprise the purchase price of products, vendor rebates and inventory write-downs. Cost of products does not include other costs such as shipping and handling expense, payroll and benefits of logistic staff, and logistic centers rental expenses. Cost of service consists of the advertising and promotion costs, employee wages and benefits in connection with the Company’s provision of marketing and information services including the fees that the Company paid to third party for advertising and promotion on various online and offline channels.

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

Advertising expenses consist primarily of customer acquisition cost and costs for the promotion of corporate image and product marketing. The Company expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. For the years ended March 31, 2022, 2023 and 2024, the advertising expenses were RMB81 million, RMB44 million and RMB26 million, respectively.

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.	Principal Accounting Policies (continued)

(x) General and administrative expenses

General and administrative expenses consist of employee wages and benefits for corporate employees, research and development expenses and other expenses which are related to the general corporate functions, including accounting, finance, tax, legal and human resources, costs associated with use by these functions of facilities and equipment, such as depreciation expenses, rental and other general corporate related expenses. For the years ended March 31, 2022, 2023 and 2024, the research and development were RMB11.3 million, RMB3.7 million and RMB2.2 million, respectively.

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

For operating leases with a term of one year or less, the Company has elected to not recognize a lease liability or ROU asset on its consolidated balance sheet. Instead, it recognizes the lease payments as expense on a straight-line basis over the lease term. Short-term lease costs are immaterial to its consolidated statements of operations and comprehensive loss and cash flows.

(z) Government grants

The Company’s PRC based subsidiaries received government subsidies from certain local governments. The government subsidies are granted from time to time at the discretion of the relevant government authorities. These subsidies are granted for general corporate purposes and to support the Group’s ongoing operations in the region. Cash subsidies are recorded in other income, net on the consolidated statements of operations and comprehensive loss when received and when all conditions for their receipt have been satisfied. The Company recognized government subsidies of RMB0.2 million, RMB0.3 million and RMB3.0 million for the years ended March 31, 2022, 2023 and 2024, respectively.

(aa) Income taxes

Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. The Company accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Tax. Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis, and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of operations and comprehensive loss in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.	Principal Accounting Policies (continued)

(aa) Income taxes (continued)

Uncertain tax positions

The Company recognizes in its consolidated financial statements the benefit of a tax position if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Company estimates its liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Company’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Company’s consolidated financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require the Company to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of March 31, 2023 and 2024, the Company did not have any material unrecognized uncertain tax positions.

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

(ac) Net loss per share

Basic loss per share is computed by dividing net loss attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year using the two-class method. Using the two-class method, net profit/loss is allocated between ordinary shares and other participating securities (i.e. preferred shares) based on their participating rights.

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

(ad) Comprehensive loss

Comprehensive loss is defined as the changes in shareholders’ equity of the Company during a period transactions and other events and circumstances excluding transactions resulting from investments from shareholders, distributions to shareholders, accretions on convertible redeemable preferred shares and modification and extinguishment of convertible redeemable preferred shares. Comprehensive loss for the periods presented includes net loss, foreign currency translation adjustments and unrealized securities holding gain losses.

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

New and Amended Standards Adopted by the Company:

In October 2021, the FASB issued ASU 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers”, which require that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. At the acquisition date, an acquirer should account for the related revenue contracts in accordance with Topic 606 as if it had originated the contracts. The amendments in this Update also provide certain practical expedients for acquirers when recognizing and measuring acquired contract assets and contract liabilities from revenue contracts in a business combination. The standard is effective for interim and annual periods beginning after December 15, 2022, with early adoption permitted. The Company adopted this update in the first quarter of 2023 and the adoption of this standard did not have a material impact on the Company’s disclosures.

In March 2022, the FASB issued ASU 2022-02, Troubled Debt Restructurings and Vintage Disclosures. This ASU eliminates the accounting guidance for troubled debt restructurings by creditors that have adopted ASU 2016-13, Measurement of Credit Losses on Financial Instruments. This ASU also enhances the disclosure requirements for certain loan refinancing and restructurings by creditors when a borrower is experiencing financial difficulty. In addition, the ASU amends the guidance on vintage disclosures to require entities to disclose current period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of ASC 326-20. The ASU is effective for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. Adoption of the ASU would be applied prospectively. The Company adopted this update in the first quarter of 2023 and the adoption of this standard did not have a material impact on the Company’s disclosures.

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.	Principal Accounting Policies (continued)

(af) Recent accounting pronouncements (continued)

New and amended standards not yet adopted by the Company:

In June 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. For public business entities, the Board decided that the amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2024, and interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company is in the process of evaluating the impact of the new guidance on its consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15,2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of the ASU should be applied retrospectively to all prior periods presented in the financial statements. Early adoption is also permitted. This ASU will likely result in the Company including the additional required disclosures when adopted. The Company is in the process of evaluating the impact of the new guidance on its consolidated financial statement and expect to adopt them for the year ending March 31, 2025 .

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. The Company is in the process of evaluating the impact of the new guidance on its consolidated financial statement.

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

Upon the acquisition of additional interests in Chongni Network, on June 30, 2021, the date of acquisition, the Company’s equity interest in Chongni network was increased from 49% to 63.65% with the right to appoint 2 out of 3 of Chongni Network’s board of directors and have obtained control over Chongni Network thereon. The Company accounted for this transaction as a step acquisition with the total purchase consideration of RMB3.2 million, which included the cash consideration of RMB2.9 million, and the fair value of the previously held 49% equity interest of Chongni Network in an amount of RMB0.3 million. A gain of RMB0.1 million in relation to the revaluation of the previously held equity interests was recorded in other gains, net in the consolidated statement of loss and comprehensive loss for the year ended March 31, 2022. The fair value of the previously held equity interests was estimated based on the acquisition price of the additional interests of Chongni Network.

The acquired business contributed revenues of Nil and loss of RMB0.08 million to the Company for the period from June 30, 2021 to March 31, 2022. Pro forma results of operations for the acquisition have not been presented because they are not material to the consolidated statements of operations and comprehensive losses for the year ended 2022.

4.	Risks and Concentration

(a) Foreign currency exchange rate risk

The Company may experience economic losses and negative impacts on earnings and equity as a result of fluctuations in the exchange rate between the US$ and the RMB. The depreciation of RMB against US$ was approximately 2.3% in 2022. The appreciation of RMB against US$ was approximately 8.5% in 2023. The depreciation of RMB against US$ was approximately 1.7% in 2024. It is difficult to predict how market forces or the PRC or the U.S. government policy may impact the exchange rate between RMB and US$ in the future.

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

Accounts receivables are typically unsecured and are derived from revenue earned through third-party consumers. The Company conducts credit evaluations of third-party customers and related parties, and generally does not require collateral or other security from its third-party customers and related parties. The Company establishes an allowance for expected credit loss primarily based upon the age of the receivables and factors surrounding the credit risk of specific third-party customers and related parties.

(d) Concentration of customers and suppliers

Substantially all revenue was derived from customers located in China. There are no customers from whom revenues individually represent greater than 10% of the total revenues of the Company for the years ended March 31, 2022 and 2023. Revenues from Zhejiang HaoChao Network Technology Co., Ltd accounted for 11.4% of the total revenues of the Company for the year ended March 31, 2024.

The information of the supplier with greater than 10% of the total purchases of the Company for the years ended March 31, 2022, 2023 and 2024 was as follows:

	Year Ended March 31, 2022	Year Ended March 31, 2023	Year Ended March 31, 2024
	RMB	RMB	RMB
Royal Canin China Co., Ltd.	17%	22%	26%

5.	Cash and cash equivalents

Cash and cash equivalents represent cash on hand and demand deposits placed with banks and third party-payment processors, which are unrestricted as to withdrawal or use. Cash and cash equivalents balance as of March 31, 2023 and March 31, 2024 primarily consist of the following currencies:

	As of March 31, 2023		As of March 31, 2024
		RMB		RMB
	Amount	equivalent	Amount	equivalent
RMB	62,727	62,727	42,977	42,977
Hong Kong dollars	7	6	-	-
US$	3,946	27,114	4,192	29,745
EUR*	-	2	-	-
NZD*	-	1	-	-
Total		89,850		72,722

*	Amount is less than 1,000 in respective foreign currency.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

6.	Accounts receivable, net

Accounts receivable consist of the following：

	As of March 31,	As of March 31,
	2023	2024
	RMB	RMB

Accounts receivable - Product sales	71,471	47,672
Accounts receivable - Online marketing and information service and other service	5,873	2,932
Allowance of expected credit loss	(602)	(486)
Total	76,742	50,118

Movement of allowance of Expected credit loss:

	As of March 31,	As of March 31,	As of March 31,
	2022	2023	2024
	RMB	RMB	RMB

At beginning of year	256	469	602
Addition/(reversal)	213	133	(116)
At end of year	469	602	486

7.	Inventories

Inventories, net of inventory reserves consist of the following：

	As of March 31,	As of March 31,
	2023	2024
	RMB	RMB

Products	80,431	54,992
Packaging materials and others	621	197
Total inventories, net of inventory reserves	81,052	55,189

Movement of inventory provision /(reversal)::

	As of March 31,	As of March 31,	As of March 31,
	2022	2023	2024
	RMB	RMB	RMB

At beginning of year	266	577	612
Provision/(reversal)	311	35	(223)
At end of year	577	612	389

The total amounts charged to the consolidated statements of operations and comprehensive loss for provision/(reversal) of inventory reserves amounted to approximately RMB 0.31 million, RMB 0.035 million and RMB (0.22) million, for the years ended March 31, 2022, 2023 and 2024, respectively.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

8.	Prepayments and other current assets

The prepayments and other current assets consist of the following:

	As of March 31,	As of March 31,
	2023	2024
	RMB	RMB

Prepayments for purchases of products (a)	24,216	29,998
Vendor rebate receivables (b)	16,160	9,466
Value-added tax (“VAT”) deductible (c)	10,512	4,438
Loan receivables (d)	9,886	5,391
Sales return assets	2,835	2,021
Deposits (e)	999	29,477
Others	14,751	13,727
Total	79,359	94,518

(a)	Prepayments for purchases of products represent cash prepaid to the Company’s third-party brand partners for the procurement of products.

(b)	Vendor rebate receivables represent the rebates to be received by the Company from its suppliers after certain levels of purchases are achieved.

(c)	VAT recoverable represents the balances that the Company can utilize to deduct its value-added tax liabilities within the next 12 months.

(d)

The balance represents loan receivables due from certain third-party companies and individuals. From July 2020 to February 2024, the Company entered into several loan agreements with aggregate principal amount of RMB15.8 million, including RMB 3 million to an individual in February 2024 disclosed on ITEM 16.F on Form 20-F for the year ended March 31, 2024. The maturity dates of these loans are from October 2023 to May 2025. The interest rates ranged from 0% to 4% per annum. As of March 31, 2023 and 2024, the balances of loan receivables were RMB9.9 million and RMB5.4 million, respectively. The aforementioned loan of RMB 3 million has been fully collected as of the date of this annual report.

(e)	Between September and November 2023, the Company’s Hong Kong subsidiary wired to a financial advisor an aggregate of approximately US$4.1 million as a deposit pursuant to an agreement entered into with this financial advisor for the Company’s future mergers and acquisitions. As of the date of this annual report, the full amount of the deposit has been returned to the Company.

9.	Property and equipment, net

Property and equipment consist of the following:

	As of March 31,	As of March 31,
	2023	2024
	RMB	RMB

Cost:
Warehouse equipment	2,879	1,945
Furniture, computer and office equipment	7,082	5,395
Vehicles	4,740	4,740
Leasehold improvement	10,501	10,793
Software	3,009	3,012
Total cost	28,211	25,885
Less: Accumulated depreciation	(22,719)	(22,782)
Property and equipment, net	5,492	3,103

The total amounts charged to the consolidated statements of operations and comprehensive loss for depreciation expenses amounted to approximately RMB3.7 million, RMB3.8 million and RMB2.7 million for the years ended March 31, 2022, 2023 and 2024, respectively.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

10.	Intangible assets, net

Intangible assets of the Company were mainly as follows:

	As of March 31,	As of March 31,
	2023	2024
	RMB	RMB

Cost:
Trademark	486	474
License	3,530	3,530
Dealership	31,717	31,717
Total cost	35,733	35,721
Less: Accumulated amortization	(14,139)	(17,811)
Intangible assets, net	21,594	17,910

License and dealership resulting from the business combinations completed during the year ended March 31,2021 have been allocated to the single reporting unit of the Company. The total carrying amount of intangible assets resulting from the business combinations were RMB 21.6 million and RMB 17.9 million as of March 31, 2023 and 2024, respectively.

The total amortization expenses of the intangible assets charged to the consolidated statements of operations and comprehensive loss amounted to approximately RMB4.0 million, RMB4.0 million and RMB3.7 million for the years ended March 31, 2022, 2023 and 2024, respectively.

The annual estimated amortization expense for intangible assets subject to amortization for the succeeding five years is as follows:

	As of March 31,
	2025	2026	2027	2028	2029
Amortization expenses	3,247	3,211	3,208	3,193	3,178

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

11.	Long-term investments

The Company’s long-term investments consist of the following:

	As of March 31,	As of March 31,
	2023	2024
	RMB	RMB

Equity method investments	7,494	7,383
Available-for-sale investments	68,011	58,465
Equity securities with readily determinable fair values	102	39
Total	75,607	65,887

Equity method investments

The Company applies equity method in accounting for its investments in entities in which the Company has the ability to exercise significant influence but does not have control. As of March 31, 2023 and 2024, the carrying value of the equity method investments were RMB7.5 million and RMB7.4 million respectively, the change of which primarily relates to the equity gain recognized and the following investment which was accounted for as equity method investment:

In April 2019, the Company invested in Jiangsu Nanjing Agricultural University Animal Pharmaceutical Co., Ltd. (“Nanjing Animal Pharmaceutical”) to purchase 8.42% equity interest with total cash consideration of RMB2.5 million. As the Company is able to exercise significant influence which entitled to appoint one director, the Company therefore accounts for this investment under the equity method of accounting. In December 2022, the Company disposed all of its equity interest in Nanjing Animal Pharmaceutical with a total cash consideration of RMB 3 million. Accordingly, the Company recognized an investment gain of RMB 0.54 million in other gains, net.

The Company had 24.6% equity interest in Wuhan Chunzhijin Information Technology Co., Ltd. (“Chunzhijin”), which was accounted using equity method. The Company also provided loan to Chunzhijin (Note 27). In March 2023, the Company further invested in Chunzhijin to purchase 13.3% of the equity interest by waiving a loan receivable of RMB 3.4 million from Chunzhijin. After this transaction, together with the previously held equity interest in Chunzhijin, the total equity interest held by the Company increased to 34.65%. The Company continues to have significant influence over Chunzhijin and accounts for this investment under equity method.

Available-for-sale debt investments

The following table summarizes the Company’s available-for-sale debt investments as of March 31, 2023:

	Cost	Gross unrealized gains	Gross unrealized losses	Disposal of Long-term investments	Fair value

Unlisted debt securities	76,000	-	(7,561)	(428)	68,011

The following table summarizes the Company’s available-for-sale debt investments as of March 31, 2024:

	Cost	Gross unrealized gains	Gross unrealized losses	Disposal of Long-term investments	Fair value

Unlisted debt securities	76,000	-	(11,535)	(6,000)	58,465

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

11.	Long-term investments (continued)

The Company held 6.2% shareholding of Qingdao Shuangan Biotechnology Co., Ltd (“Qingdao Shuangan”). According to the investment agreement, the Company is entitled to redemption right after 48 months from the investment closing date. In April 2022, the Company transferred 0.31% shareholding of Qingdao Shuangan to a third-party investor with a cash consideration of RMB0.8 million. The Company recognized a RMB0.37 million investment gain in other gains, net. After the completion of the transaction, the shareholding of Qingdao Shuangan held by the Company was 5.9%. As of March 31, 2023 and 2024, based on the valuation results, the Company re-measured the investment in Qingdao Shuangan at fair value of RMB16.2 million and RMB15.2 million, respectively. For the years ended March 31, 2023 and 2024, the unrealized securities holding losses (net of tax) of RMB 1.14 million and RMB1.0 million was recorded as other comprehensive loss, respectively.

In October 2019, the Company purchased 23.64% shareholding of Beijing Petdog Technology Development Co., Ltd. (“Beijing Petdog”) with a cash consideration of RMB50 million. According to the investment agreement, the Company is entitled to redemption right after 60 months from the investment closing date. As of March 31, 2023 and 2024, based on the valuation results, the Company re-measured the investment at fair value of RMB33.7 million and RMB32.9 million, respectively. For year ended March 31, 2023 and 2024, the unrealized securities holding losses (net of tax) of RMB6.4 million and RMB0.8 million was recorded as other comprehensive loss, respectively.

In July and November 2021, the Company entered into investment agreements with Nanjing Animal Pharmaceutical. The Company provided Nanjing Animal Pharmaceutical one-year loans amounting to RMB16 million carrying a simple interest of 8% per annum. Together with the loan, the Company was also entitled a conversion right to convert all or part of the loan into 3.33% equity interest of Nanjing Animal Pharmaceutical during the loan term. As of March 31, 2024, RMB 2 million was unpaid and recorded in accrued liabilities and other current liabilities. The Company recognized the investment under available for sale debt securities. It was measured and recognized at fair value on a recurring basis with changes in fair value recorded in other comprehensive loss. In April 2023, Nanjing Animal Pharmaceutical entered into an agreement with the Company to repay principal loan of RMB6 million with interest of RMB0.8 million. In addition, Nanjing Animal Pharmaceutical paid additional RMB1.06 million to the Company as compensation. The Company recorded the compensation income as other gains, net. As of March 31, 2023 and 2024, based on the valuation results, the Company re-measured the investment at fair value of RMB18.0 million and RMB10.3 million, respectively. For year ended March 31, 2023 and 2024, the unrealized securities holding gains (net of tax) of RMB0.83 million and losses (net of tax) of RMB1.7 million was recorded as other comprehensive loss, respectively.

Equity securities with readily determinable fair values

The following table summarizes the Company’s equity securities with readily determinable fair values as of March 31, 2023:

	Cost	Gross unrealized gains	Gross unrealized losses	Fair value

Listed company	1,292	-	(1,190)	102

The following table summarizes the Company’s equity securities with readily determinable fair values as of March 31, 2024:

	Cost	Gross unrealized gains	Gross unrealized losses	Fair value

Listed company	1,292	-	(1,253)	39

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

The changes in the carrying amount of goodwill for the years ended March 31, 2023 and 2024 were as follows:

Total
RMB

Balance as of March 31, 2022
Goodwill	40,684
Accumulated impairment loss	-
40,684

Transaction during the year
Impairment	(40,684)
Balance as of March 31, 2023
Goodwill	40,684
Accumulated impairment loss	(40,684)
-

Balance as of March 31, 2024
Goodwill	40,684
Accumulated impairment loss	(40,684)
-

In the second half of fiscal year 2023, the Covid-19 resurgence in certain areas of China and the market downturn impact on our operations caused a triggering event for possible impairment of goodwill. Together with other indicators such as history of net losses and low market capitalization of us, as a result, management concluded the existence of the impairment indicator which required the Company to perform a quantitative goodwill impairment test as of March 31, 2023. Since there is only one reporting unit in the Company, management used the market capitalization to determine the reporting unit’s fair value. Based on quantitative goodwill impairment test, the fair value of the reporting unit was RMB119.8 million, which was lower than the carrying value of our net assets of RMB 217.8 million as of March 31, 2023, hence a full impairment charge of RMB40.7 million was recognized during the year ended March 31, 2023.

13.	Other non-current Assets

	As of March 31,	As of March 31,
	2023	2024
	RMB	RMB

Deposits (a)	3,165	3,455
Long-term loan receivables (b)	3,421	-
	6,586	3,455

(a)	Deposits mainly consisted of rental deposits and deposit for online stores operated on third party platforms, which will be collected after one year.

(b)	From May 2021 to May 2022, the Company entered into interest free loan agreements with three third parties for total principal amounts of RMB3.4 million. The repayment terms of the loan agreements ranged from 24 months to 36 months with due dates from May 2024 to June 2025. As of March 31, 2023 and 2024, the balances of long-term loan receivables were RMB3.4 million and Nil, respectively.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

14.	Accrued liabilities and other current liabilities

Accrued liabilities and other current liabilities consist of the following:

	As of March 31,	As of March 31,
	2023	2024
	RMB	RMB

Logistics expenses payables	7,663	5,154
Advances from customers	3,077	2,666
Payable for investment	2,563	2,563
Refund obligation of sales returns	3,113	2,240
Professional service fee accruals	1,694	1,705
Accrued advertising expenses	168	-
Others	3,826	2,339
Total	22,104	16,667

15.	Leases

As of March 31, 2023 and 2024, the Company has operating leases recorded on its consolidated balance sheet for certain office spaces and facilities that expire on various dates through 2027. The Company does not plan to cancel the existing lease agreements for its existing facilities prior to their respective expiration dates. When determining the lease term, the Company considers options to extend or terminate the lease when it is reasonably certain that it will exercise or not exercise that option. All of the Company’s leases qualify as operating leases.

	As of March 31,	As of March 31,
	2023	2024
	RMB	RMB

Assets
Operating lease right-of-use assets	22,354	8,951

Liabilities
Operating lease liabilities, current	9,220	5,613
Operating lease liabilities, non-current	12,741	3,115
Total operating lease liabilities	21,961	8,728
Weighted average remaining lease term (years)	2.77	1.65
Weighted average discount rate	5.38%	4.93%

Information related to operating lease activity during the years ended March 31, 2022, 2023 and 2024 are as follows:

	Year ended March 31, 2022	Year ended March 31, 2023	Year ended March 31, 2024
	RMB	RMB	RMB

Operating lease right-of-use assets obtained in exchange for lease obligations	21,038	8,384	4,545

Operating lease related expenses
Amortization of right-of-use assets	11,705	24,597	17,948
Interest of lease liabilities	1,949	1,777	199
	13,654	26,374	18,147

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

15.	Leases (continued)

	Year ended March 31, 2022	Year ended March 31, 2023	Year ended March 31, 2024
	RMB	RMB	RMB

Operating lease payments (included in measurement of lease liabilities)	12,849	26,397	17,977

Maturities of lease liabilities were as follows:

Year ended March 31, 2024
RMB
For the year ending March 31,
2025	6,559
2026	2,808
2027	365
Total lease payments	9,732
Less: imputed interest	(1,004)
Total	8,728

16.	Interest expense

	Year ended March 31, 2022	Year ended March 31, 2023	Year ended March 31, 2024
	RMB	RMB	RMB

Amortization charges on promissory notes	17,144	9,706	5,058
Interest expense on borrowings	3,740	3,644	2,268
Total	20,884	13,350	7,326

17.	Other gains, net

	Year ended March 31, 2022	Year ended March 31, 2023	Year ended March 31, 2024
	RMB	RMB	RMB

Gain from the re-measurement of the previously held equity interests to the fair value in the step acquisitions (Note 3)	127	-	-
Foreign exchange losses, net	5,322	2,679	1,089
Loss on disposal of other debts (Note 21)	-	-	(1,425)
Reimbursement from a depositary bank (a)	1,482	-	-
Investment (loss)/gain	(622)	(178)	1,820
Gain on disposal of a subsidiary (b)	-	3,597	49
Discount on the ordinary shares issued by public offering (Note 19)	-	-	(5,943)
Others	(289)	(939)	416
Total	6,020	5,159	(3,994)

(a)	The Company received a reimbursement of US$0.2 million (equivalent to RMB1.5 million), Nil and Nil from the depository for the establishment and maintenance of the ADS program for the years ended March 31, 2022, 2023 and 2024 respectively.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

17.	Other gains, net (continued)

(b)	In August 2022, the Company disposed a subsidiary to a third-party investor and recognized an investment gain of RMB 3.6 million. In November 2023, the Company disposed a subsidiary and recognized an investment gain of RMB 0.05 million.

18.	Income taxes

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

China

On July 25, 2018, Boqii (Shanghai) Information Technology Co., Ltd. (“Shanghai Boqii”) was entitled to be “Software Enterprises”. According to the Enterprise Income Tax (“EIT”) Law and relevant regulations in the PRC, from the year of 2018, Shanghai Boqii could enjoy a tax holiday of 2-year EIT exemption and subsequently 3-year 12.5% preferential tax rate and the certificate expired until October 2023.

In addition, Shanghai Boqii was also qualified as a “High and New Technology Enterprise (“HNTE”) on October 28, 2019, and is eligible to enjoy a preferential tax rate of 15% from 2019 to 2022 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. Shanghai Boqii can re-apply for the HNTE certificate when the prior certificate expires. Whilst Shanghai Boqii was entitled to the tax preferential treatments under both “HNTE” and “Software Enterprises”, Shanghai Boqii chose to apply the preferential tax rate of “Software Enterprises”. For the years ended March 31, 2022, 2023 and 2024, Shanghai Boqii was subject to EIT rate at 12.5%, 12.5% and 25%, respectively.

The Company’s other subsidiaries, VIEs and VIEs’ subsidiaries established in the PRC are subject to the PRC general income tax rate of 25%.

Reconciliations of the differences between the income tax expenses of the Company and the PRC statutory EIT rate applicable to losses of the consolidated entities are as follows:

	Year ended March 31, 2022	Year ended March 31, 2023	Year ended March 31, 2024
	RMB	RMB	RMB

Loss before income taxes	(134,812)	(106,805)	(69,875)
Income tax computed at respective applicable tax rates	(33,702)	(26,701)	(17,469)
Effect of different tax jurisdiction	2,341	12,323	6,976
Super deduction for research and development expenses (a)	(1,881)	(456)	(547)
Non-deductible expenses	97	728	115
Change in valuation allowance	34,716	15,017	11,852
Total	1,571	911	927

(a)	According to the relevant laws and regulations promulgated by the State Administration of Tax of the PRC, from 2013 onwards, enterprises engaging in research and development activities are entitled to claim 200% of their qualified research and development expenses so incurred as tax deductible expenses. The additional deduction of 100% of qualified research and development expenses (the “Super Deduction”) can be directly claimed in the annual EIT filing. For the years end March 31, 2022, 2023 and 2024, the Super Deduction for research and development expenses available to the Company amounted to RMB1.9 million, RMB0.5 million and RMB0.5 million, respectively.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

18.	Income taxes (continued)

The provisions for income taxes for the years ended March 31, 2022, 2023 and 2024 differ from the amounts computed by applying the EIT primarily due to change in valuation allowance provided and tax differential from certain subsidiaries with preferential tax rates of the Company.

The following table sets forth the effect of tax holiday effect on China operations:

	Year ended March 31, 2022	Year ended March 31, 2023	Year ended March 31, 2024
	RMB	RMB	RMB

Tax holiday effect	3,513	1,235	1,882
Basic and diluted net loss per share effect	0.05	0.02	0.02

Reconciliations between the effective income tax rate and the PRC statutory income tax rates are as follows:

	Year ended March 31, 2022	Year ended March 31, 2023	Year ended March 31, 2024
	RMB	RMB	RMB

PRC statutory income tax rates	25%	25%	25%
Tax holiday effect	3%	(1)%	(3)%
Difference in tax rates of subsidiaries outside PRC	(8)%	(10)%	(5)%
Super deduction for research and development expenses	1%	0%	1%
Non-deductible expenses	0%	1%	0%
Change in valuation allowance	(20)%	(14)%	(17)%
Effective income tax rate	1%	1%	1%

Composition of income tax expenses

The current and deferred portions of income tax expenses included in the consolidated statements of operations and comprehensive loss are as follows:

	Year ended March 31, 2022	Year ended March 31, 2023	Year ended March 31, 2024
	RMB	RMB	RMB

Current income tax expense/(benefit)	(582)	78	(20)
Deferred tax benefit	(989)	(989)	(907)
Income tax credit, net	(1,571)	(911)	(927)

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

18.	Income taxes (continued)

Deferred tax assets and deferred tax liabilities

Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax asset and liabilities balances as of March 31, 2023 and 2024 are as follows:

	As of March 31,	As of March 31,
	2023	2024
	RMB	RMB

Deferred tax assets:
Net accumulated loss-carry forward	163,526	150,667
Allowance	238	861
Contract liabilities	172	60
Accruals	842	889
Fair Value Change	1,891	2,778
Less: Valuation allowance	(166,669)	(155,255)

Deferred tax liabilities:
Recognition of intangible assets arising from asset acquisition and business combination	(4,141)	(3,234)

As of March 31, 2023 and 2024, the PRC entities of the Company had tax loss carryforwards of approximately RMB654 million and RMB603 million respectively, which can be carried forward to offset taxable income. The carryforwards period for net operating losses under the EIT Law is five years. The net operating loss carry forward of the Company will expire in varying amounts between 2025 and 2029. Other than the expiration, there are no other limitations or restrictions upon the Company’s ability to use these operating loss carryforwards.

Valuation allowance is provided against deferred tax assets when the Company determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Company considered factors including future taxable income exclusive of reversing temporary differences and tax loss carry forwards. If events occur in the future that allow the Company to realize part or all of its deferred income tax, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur. As of March 31, 2023 and 2024, valuation allowances of RMB166.7 million and RMB155.3 million were provided because it was more likely than not that the Company will not be able to utilize these tax losses carry forwards and other deferred tax assets generated by its subsidiaries and VIEs.

Movement of valuation allowance is as follows:

	Year ended March 31, 2022	Year ended March 31, 2023	Year ended March 31, 2024
	RMB	RMB	RMB

Beginning balance	149,978	177,247	166,669
Change of valuation allowance	27,269	15,017	11,852
Written-off for expiration of net operating losses	-	(22,995)	(23,266)
Decrease of valuation allowances related to the disposal of a subsidiary	-	(2,600)	-
Ending balance	177,247	166,669	155,255

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

19.	Ordinary Share

As of March 31, 2023, the Company had 55,763,079 Class A ordinary shares and 13,037,729 Class B ordinary shares issued and outstanding, respectively. As of March 31, 2024, the Company had 147,691,753 Class A ordinary shares and 13,037,729 Class B ordinary shares issued and outstanding, respectively.

Initial public offering

In October 2020, the Company completed its IPO on the New York Stock Exchange of 7,000,000 American Depositary Shares (“ADSs”) (including 1,050,000 ADSs sold upon the full exercise of the underwriters’ over-allotment option) (each representing 0.75 of one Class A ordinary share), for total ordinary shares offering of 5,250,000 shares at a price of US$10.00 per ADS. The net proceeds raised from the IPO amounted to approximately US$61 million after deducting underwriting discounts and commissions and other offering expenses.

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

Public offering

On July 28, 2023, the Company entered into a securities purchase agreement, as amended on August 16, 2023 with VG Master Fund SPC (“VG”), under which, subject to specified terms and conditions, the Company may sell and issue in its discretion, (i) up to $7,000,000 of our American depository shares and (ii) up to $35,000 of our ADSs being issued to VG as commitment shares, from time to time during the period commencing on July 28, 2023 and ending on the earlier of (i) the date on which VG shall have purchased a number of shares pursuant to the Purchase Agreement equal to $7,000,000 or (ii) July 28, 2024.The purchase price for ADS for each purchase will be equal to eighty percent (80%) of the lowest daily closing price of ADSs as reported on NYSE (as adjusted for any reorganization, recapitalization, non-cash dividend, share subdivision, share consolidation or other similar transaction) during the five business days beginning on and including the date that the third-party receives the written Purchase Notice. As of March 31, 2024, the Company has sold a total of 4,500,000 of the Company’s ADS with gross proceeds of US$3.3 million pursuant to the agreement. As of March 31, 2024, the Company has received gross proceeds of US$3.3 million. Accordingly, the Company recorded the discounted portion in other losses totaling RMB5.9 million.

Private placement

In September 2023, the Company entered into an agreement with certain non-U.S. investors to sell an aggregate of 15,000,000 shares of Class A ordinary shares at a price of $0.233 with a total consideration amounting to US$3.5 million. As of March 31,2024, the Company issued a total of 15,000,000 shares of Class A ordinary shares to the investors and received full consideration from them.

20.	Redeemable non-controlling interests

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

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

20.	Redeemable non-controlling interests (continued)

For the years ended March 31 2022, 2023 and 2024, the Company recognized accretion of RMB0.6 million, RMB0.7 million and RMB0.8 million, respectively, to the respective redemption value of the redeemable non-controlling interest over the period starting from issuance date with a corresponding increase to the accumulated deficit. As of March 31, 2023 and 2024, the redeemable non-controlling interests was RMB7.2 million and RMB8.0 million, respectively.

The following tables provides details of the redeemable non-controlling interests activity for the years ended March 31, 2022, 2023 and 2024:

	Year Ended March 31, 2022	Year Ended March 31, 2023	Year Ended March 31, 2024
	RMB	RMB	RMB

Beginning balance	5,947	6,522	7,197
Accretion of redeemable non-controlling interests	575	675	766
Ending balance	6,522	7,197	7,963

21.	Borrowings, other debts and derivative liabilities

Short-term borrowings

The following table presents short-term borrowings from commercial banks, other institutions and individuals as of March 31, 2023 and 2024. Short-term borrowings include borrowings with maturity terms shorter than one year:

	As of March 31,	As of March 31,
	2023	2024
	RMB	RMB

Bank borrowings	86,261	15,213

Bank borrowings

As of March 31, 2023 and 2024, the Company obtained short-term bank borrowings of RMB86.3 million and RMB15.2 million in aggregate, of which RMB63.9 million and Nil were collateralized by short-term investments, respectively. The weighted average interest rate for the outstanding borrowings were approximately 3.98% and 4%, respectively. These short-term bank borrowings did not include any restrictive covenants. As of March 31, 2023 and 2024, the unused facility for the short-term borrowing were RMB164.4 million and RMB5.0 million, respectively.

As of March 31, 2024, the Company has not obtained long-term bank borrowings and the unused facility for the long-term borrowings was Nil.

Future principal maturities of short-term borrowings and long-term borrowings as of March 31, 2023 and 2024 are as followings:

	Year ended March 31, 2023	Year ended March 31, 2024
	RMB	RMB
For the year ending March 31,
- Within 1 year	86,261	15,213
Total	86,261	15,213

As of the date of this annual report, all the outstanding short-term borrowing as of March 31, 2024 was subsequently settled.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

21.	Borrowings, other debts and derivative liabilities (continued)

Other debts

Other debts – non-current consist of the following:

	As of March 31,	As of March 31,
	2023	2024
	RMB	RMB

Loan from Chong Li (a)	73,981	10,000
Loan for Yoken Series A-1 Warrant (b)	27,346	32,441
Payable for investment	1,500	1,500
Total	102,827	43,941

(a) Loan from Chong Li

Shanghai Guangcheng signed loan agreement with Chong Li in March 2020 (“Loan from Chong Li”). The loan was interest-free with a principal amount of RMB128 million. The term is 5 years and can be extended if agreed by both Chong Li and Shanghai Guangcheng. The Company accounted for Loan from Chong Li as a long-term debt initially recognized in the amount of RMB95 million (which is the present value of the principal amount of RMB128 million) and subsequently measured at amortized cost. During the years ended March 31, 2023 and 2024, the Company repaid the principal of Loan from Chong Li of RMB36.4 million and RMB6.8 million, respectively. For the years ended March 31, 2023 and 2024, the Company recorded interest expenses of RMB4.5 million and Nil, respectively.

The Company issued preferred shares to be settled by Superb Origin International Limited (“Superb Origin”, Chong Li is the 100% equity owner of Superb Origin) after Shanghai Guangcheng repaid the Loan from Chong Li. The Company recorded a receivable for issuance of preferred shares in the amount of RMB95 million (which is the present value of the principal amount of RMB128 million) in mezzanine equity for the consideration of the preferred shares not yet received from Superb Origin. After the completion of the IPO in October 2020, preferred shares were automatically converted into Class A ordinary shares. The Company then recorded the unreceived consideration from Superb Origin as receivable for issuance of ordinary shares under shareholders’ equity (Note 22).

In September 2023, Shanghai Guangcheng entered into a debt waiver agreement with Chong Li, which provided that Chong Li waivered RMB75.28 million of the borrowings payable not yet paid by Shanghai Guangcheng. At the same time, the Company entered into a debt waiver agreement with Superb Origin, which provided that the Company would waive the outstanding investment amount of USD 11.25 million payable by Superb Origin to it. Accordingly, the Company offset the waiver amount against “other debts” and “receivable for issuance of ordinary shares” accordingly. For the years ended March 31, 2024, the Company recorded an investment loss of RMB 1.4 million on this transaction (Note 17).

(b) Yoken Series A-1 Warrant

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

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

21.	Borrowings, other debts and derivative liabilities (continued)

Other debts (continued)

(b) Yoken Series A-1 Warrant (continued)

On October 23, 2020, one of the investors terminated and entered into a new share purchase agreement with Yoken, pursuant to which 120,000 Yoken Series A-1 Preferred Shares were issued on October 23, 2020 for an aggregated consideration of RMB6 million. On the same day, the Company issued the remaining two investors two warrants to purchase up to 360,000 and 200,000 Yoken Series A-1 Preferred Shares at an exercise price per share of US$ 7.14 in connection with a loan of RMB18 million (equivalent to US$2.5 million) and RMB10 million (equivalent to US$1.4 million) granted to Chongaita (“Loan for Yoken Series A-1 Warrant”). As a debt modification, the Company reversed RMB1.4 million interest expense as other gains, net. The Company recognized the Yoken Series A-1 Warrant and bifurcated the conversion feature as derivative liability out of the total consideration received. As of March 31, 2023 and 2024, the carrying value of Yoken Series A-1 Warrant were RMB27.3 million and RMB32.4 million, respectively, and fair value of conversion feature were RMB7.9 million and RMB5.7 million, respectively.

Derivative liabilities

	As of March 31,	As of March 31,
	2023	2024
	RMB	RMB

Conversion feature of Yoken Series A-1 Warrant (a)	7,850	5,721
Forward exchange contracts (b)	2,851	-
Total	10,701	5,721

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

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

21.	Borrowings, other debts and derivative liabilities (continued)

Derivative liabilities (continued)

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

The forward exchange contracts which signed in December 2021 and March 2022 had expired in December 2023 and March 2024 and the company paid RMB1.25 million and RMB4.76 million respectively to the bank to close the transactions, resulting in a cumulative loss of RMB (3.2) million recorded as fair value change of derivative liabilities. As of March 31, 2024, the carrying value of the forward exchange contracts was Nil.

22.	Receivable for issuance of ordinary shares

The Company issued preferred shares to investors, which to be settled by the investors after Shanghai Guangcheng repaid the Loan from CMB and Loan from Chong Li to the investors. The Company recorded a receivable for issuance of preferred shares in mezzanine equity for the consideration of the preferred shares not yet received from the investors. After the completion of the IPO in October 2020, the preferred shares were automatically converted into Class A ordinary shares. The Company accounted for the consideration of such-converted ordinary shares as receivable for issuance of ordinary shares under shareholders’ equity.

In September 2023, Shanghai Guangcheng entered into a debt waiver agreement with Chong Li, which provided that Chong Li waivered RMB75.28 million of the borrowings payable not yet paid by Shanghai Guangcheng (Note 21). At the same time, the Company entered into a debt waiver agreement with Superb Origin, which provided that the Company would waive the outstanding investment amount of USD 11.25 million payable by Superb Origin to it. Accordingly, the Company offset the waiver amount against “other debts” and “receivable for issuance of ordinary shares” accordingly.

During the years ended March 31, 2023 and 2024, the Company received RMB87.9 and RMB8.8 million from the receivable for issuance of ordinary shares. For the years ended March 31, 2023 and 2024, the Company recorded interest income of RMB6.1 million and Nil, respectively. As of March 31, 2023 and 2024, the balances of receivable for issuance of ordinary shares were RMB83.4 million and RMB16.0 million, respectively.

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

For the years ended March 31, 2023 and 2024, Nil and 9,511,720 share options were granted to the Participants respectively.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

23.	Share-based compensation (continued)

The following table sets forth the share options activity for the years ended March 31, 2023 and 2024:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value	Weighted average fair value
		US$		US$	US$
Outstanding as of March 31, 2022	5,231,891	2.86	5.25	404	2.36
Exercisable as of March 31, 2022	-	-	-	-	-
Exercised	(53,488)	0.60	-	-	2.26
Forfeited	(1,233,050)	1.31	-	-	0.86
Outstanding as of March 31, 2023	3,945,354	2.58	3.45	124	2.06
Exercisable as of March 31, 2023	-	-	-	-	-
Granted	9,511,720	0.23	-	-	0.01
Exercised	(37,741)	0.10	-	-	0.17
Forfeited	(3,031,811)	3.40	-	-	3.44
Outstanding as of March 31, 2024	10,387,522	0.35	8.95	0	0.12
Exercisable as of March 31, 2024	-	-	-	-	-

The aggregate intrinsic value is calculated as the difference between the exercise price of the options and the estimated fair value of the underlying shares of US$404,409, US$123,594 and US$86 at March 31, 2022, 2023 and 2024, respectively.

As of March 31, 2023 and 2024, there were US$322,926 and US$11,964 of unrecognized share-based compensation expenses related to share options granted by the Company, which were expected to be recognized over a weighted-average period of 3.4 years and 8.9 years, respectively.

Options granted to the Participants were measured at fair value on the dates of grant using the Binomial Option Pricing Model. The assumptions used to value the Company’s option grants for the year ended March 31, 2024 were as follows:

Year ended March 31, 2024

Expected volatility	50.27%-53.83%
Risk-free interest rate	3.56%-4.04%
Exercise multiple	2.8/2.2
Expected dividend yield	0%
Contractual term (in years)	10

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

For the Company’s share options granted to the Participants, the completion of a Qualified IPO is considered to be a performance condition of the awards. A Qualified IPO is not considered to be probable until it is completed. Under ASC 718, compensation cost should be accrued if it is probable that the performance condition will be achieved. As a result, no compensation expense will be recognized related to these options until the completion of a Qualified IPO, and hence no share-based compensation expense was recognized for the year ended March 31, 2020. For the year ended March 31, 2021, upon the completion of the IPO in October 2020, the Company recorded RMB55 million of share-based compensation expense. For the year ended March 31, 2023 and 2024, RMB (7.7) million and RMB0.7 million of share-based compensation expense was recorded, respectively.

The fair value of options granted to the Participants for the years ended March 31, 2023 and 2024 was amounting to Nil and US$0.12 million, respectively.

24.	Employee benefits

The full-time employees of the Company’s subsidiaries and VIEs that are incorporated in the PRC are entitled to staff welfare benefits including medical insurance, basic pensions, unemployment insurance, work injury insurance, maternity insurance and housing funds. These companies are required to contribute to these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations and charge the amount contributed to these benefits to the consolidated statements of operations and comprehensive loss. The Company has no legal obligation for the benefits beyond the contribution made. The PRC government is responsible for the welfare and medical benefits and ultimate pension liability to these employees. The total amounts charged to the consolidated statements of operations and comprehensive loss for such employee benefits amounted to RMB7 million, RMB9 million and RMB8 million for the years ended March 31, 2022, 2023 and 2024, respectively.

25.	Fair value measurements

The Company measured its short-term investments, available-for-sale investments, equity securities with readily determinable fair values and derivative liabilities at fair value on a recurring basis. Equity securities classified within Level 1 are valued using quoted market prices that currently available on a securities exchange registered on NYSE American. Short-term investments classified within Level 2 are valued using directly or indirectly observable inputs in the marketplace. As the Company’s available-for-sale investments and derivative liabilities are not traded in an active market with readily observable prices, the Company uses significant unobservable inputs to measure the fair value of available-for-sale investments and derivative liabilities. These instruments are categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement. The Company did not transfer any assets or liabilities in or out of level 3 during the years ended March 31, 2022, 2023, and 2024.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

25.	Fair value measurements (continued)

The following table summarizes the Company’s financial assets and liabilities measured and recorded at fair value on recurring basis as of March 31, 2023 and 2024:

		Fair value measurement at reporting date using
Description	Fair value as of March 31, 2023	Quoted price in active markets for identical assets (Level 1)	Significant other observable Inputs (Level 2)	Significant unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets:
Short-term investments	69,797	-	69,797	-
Available-for-sale debt investments	68,011	-	-	68,011
Equity securities with readily determinable fair values	102	102	-	-
Total assets	137,910	102	69,797	68,011

Liabilities:
Derivative liabilities	10,701	-	-	10,701

		Fair value measurement at reporting date using
Description	Fair value as of March 31, 2024	Quoted price in active markets for identical assets (Level 1)	Significant other observable Inputs (Level 2)	Significant unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets:
Short-term investments	-	-	-	-
Available-for-sale debt investments	58,465	-	-	58,465
Equity securities with readily determinable fair values	39	39	-	-
Total assets	58,504	39	-	58,465

Liabilities:
Derivative liabilities	5,721	-	-	5,721

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

25.	Fair value measurements (continued)

The roll forward of major Level 3 investments are as following:

	Derivative liabilities	Available- for-sale debt investments

Fair value of Level 3 investments as at March 31, 2021	9,996	71,357
New addition	-	16,000
Reclassification of forward exchange contracts	746	-
Unrealized fair value change of the derivative liabilities	(1,656)	-
Unrealized fair value change of the available-for-sale debt investments	-	(12,491)
Fair value of Level 3 investments as at March 31, 2022	9,086	74,866
Reclassification of forward exchange contracts	(651)	-
Unrealized fair value change of the derivative liabilities	2,266	-
Unrealized fair value change of the available-for-sale debt investments	-	(6,427)
Disposal of available-for-sale debt investments	-	(428)
Fair value of Level 3 investments as at March 31, 2023	10,701	68,011
Reclassification of forward exchange contracts	(6,014)
Unrealized fair value change of the derivative liabilities	1,034	-
Unrealized fair value change of the available-for-sale debt investments	-	(3,546)
Disposal of available-for-sale debt investments	-	(6,000)
Fair value of Level 3 investments as at March 31, 2024	5,721	58,465

The Company determined the fair value of their investments by using equity allocation model, market approach and binomial model. The determination of the fair value was based on estimates, judgments and information of other comparable public companies. The significant unobservable inputs adopted in the valuation as of March 31, 2023 and 2024:

	As of March 31,	As of March 31,
	2023	2024

Implied price to sales after discount for lack of marketability	1.04x	0.95x
Weighted average cost of capital	n.a.	n.a.
Lack of marketability discount	20%	20%, 28%, 32%
Risk-free rate	2.60%, 2.31%, 2.19%	1.87%, 2.08%, 2.17%
Expected volatility	47.19%, 43.65%, 32.08%	41.55%, 43.47%, 45.49%
Probability	Liquidation scenario: 35%, 40% Redemption scenario: 35%, 40% IPO scenario: 30%, 20%	Liquidation scenario: 40%, 35% Redemption scenario: 40%, 35% IPO scenario: 20%, 30%

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

The Company determined the fair value of their derivative liabilities by using binominal model. The determination of the fair value was based on estimates, judgments and information of other comparable public companies. The significant unobservable inputs adopted in the valuation as of March 31, 2023 and 2024 are as follows:

	As of March 31,	As of March 31,
	2023	2024

Spot price (US$)	5.90	5.90
Risk-free rate	3.83%	4.91%
Expected volatility	61.13%	58.28%
Expected expiry years (in years)	2.60	1.60

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

25.	Fair value measurements (continued)

The significant unobservable inputs used in the fair value measurement of the derivative liabilities include spot price, risk-free rate, expected volatility and expected expiry years. Significant decreases in spot price, risk-free rate, expected volatility and expected expiry years would result in a significantly lower fair value measurement.

26.	Net Loss per share

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the years ended March 31, 2022, 2023 and 2024, respectively, as follows:

	Year Ended March 31, 2022	Year Ended March 31, 2023	Year Ended March 31, 2024
	RMB	RMB	RMB

Numerator:
Net loss attributable to Boqii Holding Limited	(128,390)	(102,799)	(63,664)
Accretion on the Redeemable non-controlling interests to redemption value (Note 20)	(575)	(675)	(766)
Net loss attributable to ordinary shareholders	(128,965)	(103,474)	(64,430)
Denominator:
Weighted average number of ordinary shares used in computing net loss per share,
Basic and diluted (Note (a))	68,006,172	68,858,823	100,637,760
Net loss per share attributable to ordinary shareholders:
Basic and diluted	(1.90)	(1.50)	(0.64)

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

For the years ended March 31, 2023 and 2024, assumed share options have not been reflected in the dilutive calculations pursuant to ASC 260, “Earnings Per Share,” due to the anti-dilutive effect.

The following ordinary shares equivalent were excluded from the computation of diluted loss per ordinary share for the periods presented because including them would have had an anti-dilutive effect:

	Year Ended March 31, 2022	Year Ended March 31, 2023	Year Ended March 31, 2024

Share options - weighted average	719,437	591,418	488,853

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

27.	Related party transactions

The table below sets forth the major related parties and their relationships with the Company as of March 31, 2022, 2023 and 2024:

Name of related parties	Relationship with the Company
Nanjing Animal Pharmaceutical	An equity investee of the Company until December, 2022
Wuhan Chunzhijin	An equity investee of the Company
Weishi Network	An equity investee of the Company
Beijing Petdog	An available-for-sale debt investee that the Company has significant influence
Shanghai Guangcheng Information Technology (limited partnership) (“Shanghai Guangcheng Information”)	A company with a common director of the Company
MERCHANT TYCOON LIMITED	A shareholder of the Company
SUPERB ORIGIN INTERNATIONAL LIMITED	A shareholder of the Company
Yingzhi (Lisa) Tang	Senior management of the Company
Yan Jiang	Senior management of the Company
Di (Jackie) Chen	Senior management of the Company until July, 2021
Ying (Christina) Zhang	Senior management of the Company until February, 2022
Fei Wang	Senior management of the Company until April, 2022
Lijun Zhou	Senior management of the Company until April, 2022

Details of related party transactions are as follows:

	Year Ended March 31, 2022	Year Ended March 31, 2023	Year Ended March 31, 2024
	RMB	RMB	RMB
Online marketing and information services

Weishi Network	19	-	-
	19	-	-
Purchase of merchandise

Weishi Network	1,582	-	-
Nanjing Animal Pharmaceutical	1,020	1,402	3,891
	2,602	1,402	3,891

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

27.	Related party transactions (continued)

	Year Ended March 31, 2022	Year Ended March 31, 2023	Year Ended March 31, 2024
	RMB	RMB	RMB
Loans granted to related parties

Shanghai Guangcheng Information (a)	33,395	-	-
Wuhan Chunzhijin (b)	2,600	2,720	4,761
MERCHANT TYCOON LIMITED	-	100	-
Yingzhi (Lisa) Tang	1,750	-	-
Lijun Zhou	300	-	-
Yan Jiang	70	-	-
	38,115	2,820	4,761

(a)	In April 2021, the Company granted Shanghai Guangcheng Information a short-term loan with a total principal amount of RMB33.4 million (equivalent to USD 5 million), bearing an interest rate of 3.5% per annum. The loan was fully repaid by March 31, 2022.

(b)	The Company entered into a loan agreement with Wuhan Chunzhijin to provide Wuhan Chunzhijin with an interest-free loan of up to RMB10 million, which will be repaid on demand. In March 2023, the company converted RMB3.4 million loan to Wuhan Chunzhijin into equity interest. (Detail refer to Note 11).

	Year Ended March 31, 2022	Year Ended March 31, 2023	Year Ended March 31, 2024
	RMB	RMB	RMB
Advances provided to related parties

SUPERB ORIGIN INTERNATIONAL LIMITED (b)	-	5,497	-
Nanjing Animal Pharmaceutical (c)	-	350	5,413
	-	5,847	5,413

Loans granted from related parties

Shanghai Guangcheng Information (a)	9,961	-	-

(a)	In April 2021, the Company obtained a total loan facility up to USD 5 million from Shanghai Guangcheng Information. During the year ended March 31, 2022, the Company drew down a total amount of USD 1.5 million (equivalent to RMB10.0 million) from the loan facility, with interest bearing at 3.5% per annum. The loan was fully repaid by March 31, 2022.

(b)	In January 2023, the Company made an advance payment of RMB 5.5 million to SUPERB ORIGIN INTERNATIONAL LIMITED for the purchase of goods. As of March 31, 2023 and 2024, the balance of the advance payment was RMB 5.5 million and RMB 4.1 million respectively, both of which are recorded as Prepayments to related parties.

(c)	During the years ended March 31, 2023, and 2024, the Company made advance payments totaling RMB 0.35 million and RMB5.4 million, respectively, to Nanjing Animal Pharmaceutical for the purchase of goods. As of March 31, 2023, and 2024, there were goods valued at RMB 2.0 million and Nil, respectively, which were recorded as Prepayments to related parties.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

27.	Related party transactions (continued)

Details of related party balances are as follows:

Amounts due from related parties

	As of March 31,	As of March 31,	As of March 31,
	2022	2023	2024
	RMB	RMB	RMB
Prepayments to related parties

SUPERB ORIGIN INTERNATIONAL LIMITED	-	5,497	4,065
Nanjing Animal Pharmaceutical	1,650	2,000	-
Weishi Network	1,582	1,582	1,401
	3,232	9,079	5,466
Other receivables from related parties

Wuhan Chunzhijin	7,594	2,988	5,658

Loans to related parties
Yan Jiang	200	200	211
Fei Wang (a)	500	-	-
Lijun Zhou	200	-	-
Shanghai Guangcheng Information	-	-	27
MERCHANT TYCOON LIMITED	-	100	-
	900	300	238

(a)	In January 2021, the Company entered into a one-year loan agreement with Fei Wang, for a principal amount of RMB0.5 million, bearing an interest rate of 4% per annum. This loan was pledged by 515,000 stock options owned by Fei Wang. In December 2022, the loan contract was renewed to December 2024 and was recorded as prepayments and other current assets as of March 31, 2024.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

27.	Related party transactions (continued)

Amounts due to related parties

	As of March 31,	As of March 31,	As of March 31,
	2022	2023	2024
	RMB	RMB	RMB
Trade payables to related parties

Nanjing Animal Pharmaceutical	219	471	-

28.	Commitments and contingencies

(a)	Capital commitments

The Company’s capital commitments primarily relate to commitments on leasehold improvement and purchase of equipment. As of March 31, 2023 and 2024, no capital commitment was related to leasehold improvement and purchase of equipment.

(b)	Contingencies

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome arising out of any such matter will have a material adverse effect on our consolidated financial position, cash flows or results of operations on an individual basis or in the aggregate. As of March 31, 2023 and 2024, the Company is not a party to any material legal or administrative proceedings.

29.	Subsequent events

No subsequent event which had a material impact on the Company was identified through the date of issuance of the financial statements.

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

For the years ended March 31, 2022, 2023 and 2024, appropriation to statutory reserves was made because two PRC subsidiaries had generated profits for these periods.

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

As of March 31, 2024, the total restricted net assets of the Company’s subsidiaries and the VIEs incorporated in the PRC and subjected to restriction amounted to Nil.

Rules 12-04(a) and 4-08(e)(3) of Regulation S-X require condensed financial information as to the financial position, cash flows and results of operations of a parent company as of and for the same periods for which the audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance S-X Rule4-08 (e)(3) and concluded that it was not applicable for the Company to disclose the financial statements for the parent company since the 25% threshold was not met for the year ended March 31, 2024.