Form 20-F
period 2025-03-31
Boqii Holding Ltd
filed 2025-07-21
CIK 1815021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2025.

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

Tel: +86 21-6109-6226

E-mail: lisa@boqii.com

Building 9, No. 388, Shengrong Road

Pudong New District, Shanghai 201210

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A ordinary shares, par value US$0.16 per share	BQ	NYSE American LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of March 31, 2025, there were 460,729,482 ordinary shares outstanding, being the sum of 447,691,753 Class A ordinary shares, including 1,692 Class A ordinary shares held by the depositary bank underlying the options granted but not yet exercised under the Amended and Restated 2018 Global Share Plan, and 13,037,729 Class B ordinary shares (or approximately 2,798,074 Class A ordinary shares and 81,486 Class B ordinary shares after taking into account of the 160-for-1 reverse split approved by shareholders on June 26, 2025).

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

Large Accelerated Filer	☐	Non-accelerated Filer	☒
Accelerated Filer	☐	Emerging growth company	☒

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

Yes ☐    No ☐

i

INTRODUCTION

Except where the context otherwise indicates and for the purpose of this annual report only:

●	“active buyers” in a given period refers to a registered account that accepted one or more shipped orders on our online sales platforms; for the avoidance of doubt, active buyers include both individual customers and small and medium pet businesses. The active buyers are calculated using internal company data, treating each account as a separate active buyer even though some buyers may buy through different accounts and multiple buyers may buy through the same account;

●	“ADSs” refers to the American depositary shares, each represented 150 Class A ordinary shares (defined below) before the mandatory exchange of the ADSs for Class A ordinary shares and removal of the ADS program effective July 11, 2025;

●	“Boqii” refers to Boqii Holding Limited, a Cayman Islands exempted company;

●	“we,” “us,” “our company,” “the Company,” “the Group” and “our” refer to Boqii and its subsidiaries and, in the context of describing our operations and consolidated financial information, including the VIEs (defined below) and their respective subsidiaries;

●	“brand owner” refers to a company engaging in the production and sale of branded pet goods;

●	“brand partner” refers to a specific brand owner whose products are sold via our online sales platforms and offline network;

●	“Class A ordinary shares” refers to our Class A ordinary shares, par value US$0.16 per share;

●	“Class B ordinary shares” refers to our Class B ordinary shares, par value US$0.16 per share;

●	“China” or the “PRC” refers to the People’s Republic of China, including Hong Kong and Macau and, only for the purpose of this annual report, excluding Taiwan; the only instances in which “China” or the “PRC” do not include Hong Kong or Macau are when used in the case of laws and regulations, including, among others, tax matters, adopted by the People’s Republic of China; the legal and operational risks associated with operating in China also apply to our operations in Hong Kong;

●	“GMV” refers to gross merchandise volume, which is the total value of confirmed orders placed with us and sold through distribution model or drop shipping model where we act as a principal in the transaction regardless of whether the products are delivered or returned, calculated based on the listed prices of the ordered products without taking into consideration any discounts. With respect to products sold by Nanjing Xingmu Biotechnology Co., Ltd., such GMV is calculated based on the suggested retail prices of the ordered products without taking into consideration any discounts and regardless of whether the products are delivered or returned. For the avoidance of doubt, the total GMV amounts disclosed in this annual report (i) includes GMV of products sold by Nanjing Xingmu Biotechnology Co., Ltd., (ii) excludes products sold through consignment model and (iii) excludes the value of services offered by us;

●	“KOL” refers to key opinion leaders, or individuals who have the power to engage and impact people within a specific community or field;

●	“online platforms” refers to our online sales platforms and our content platform;

●	“online sales platforms” refers to Boqii Mall, our flagship stores on third-party e-commerce platforms and our proprietary SaaS system;

●	“MAA” means the fourteenth amended and restated memorandum and articles of association of Boqii currently in effect;

●	“Meiyizhi WFOE” refers to Shanghai Meiyizhi Supply Chain Co., Ltd.;

●	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;

●	“Shanghai Guangcheng” refers to Guangcheng (Shanghai) Information Technology Co., Ltd.;

●	“Shanghai Xincheng” refers to Xincheng (Shanghai) Information Technology Co., Ltd.;

●	“shares” or “ordinary shares” refers to our Class A and Class B ordinary shares, par value US$0.16 per share;

●	“Suzhou Taicheng” refers to Suzhou Taicheng Supply Chain Co., Ltd.;

●	“Suzhou Xingyun” refers to Suzhou Xingyun Yueming Supply Chain Co., Ltd.;

●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;

●	“variable interest entities,” or “VIEs,” refers to the PRC entities of which we have power to control the management, and financial and operating policies and have the right to recognize and receive substantially all the economic benefits and in which we have an exclusive option to purchase all or part of the equity interests at the minimum price possible to the extent permitted by PRC law;

●	“Xingmu” or “Nanjing Xingmu” refers to Nanjing Xingmu Biotechnology Co., Ltd.;

●	“Xingmu WFOE” refers to Nanjing Xinmu Information Technology Co., Ltd.; and

●	“Yoken WFOE” refers to Chengdu Chongaita Information Technology Co., Ltd.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at RMB7.2567 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2025. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

Unless otherwise stated in this annual report, all numbers of our ordinary shares and related data have been updated to reflect the 160-for-1 reverse split approved by our shareholders on June 26, 2025 (the “Reverse Split”).

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

This annual report contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. Our industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of Class A ordinary shares. In addition, the rapidly changing nature of pet industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

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

ITEM 3. KEY INFORMATION

Holding Company Structure and Contractual Arrangements with the VIEs

Boqii is a Cayman Islands holding company with no business operations. The Company conducts its operations in China through its PRC subsidiaries and the consolidated variable interest entities, or the VIEs, and the VIEs’ subsidiaries. The Company, its shareholders who are non-PRC residents and its subsidiaries do not and are not legally permitted to have any equity interests in the VIEs as current PRC laws and regulations restrict foreign investment in companies that engage in value-added telecommunication services and certain other restricted services related to our businesses. As a result, the Company operates relevant businesses in China through certain contractual arrangements by and among the WFOEs, the VIEs and the respective shareholders of the VIEs. This structure allows the WFOEs to be considered the primary beneficiary of the VIEs for accounting purposes and are able to consolidate the VIEs’ operating results in the Company’s financial statements under the U.S. GAAP. This structure also provides contractual exposure to foreign investment in such companies. As of the date of this annual report, to our knowledge, the VIE agreements have not been tested in a court of law in the PRC. Our corporate structure involves unique risks to investors in the Class A ordinary shares. Investors in the Company’s Class A ordinary shares are purchasing equity securities of a Cayman Islands holding company rather than equity securities issued by the Company’s subsidiaries and the VIEs. Investors who are non-PRC residents may not directly hold equity interests in the VIEs under current PRC laws and regulations.

For the years ended March 31, 2023, 2024 and 2025, the amount of revenues generated by the VIEs accounted for approximately 79.9%, 71.2% and 55.3% respectively, of our total net revenues. As of March 31, 2023, 2024 and 2025, total assets of the VIEs, excluding amounts due from other companies in our Company, equaled to approximately 44.3%, 44.8% and 49.1% of our consolidated total assets as of the same dates, respectively. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to material penalties or be forced to relinquish our interests in those operations or otherwise significantly change our corporate structure. We and our investors face significant uncertainty about potential future actions by the PRC government that could affect the legality and enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of our company as a whole. Our Class A ordinary shares may decline in value or become worthless, if we are unable to claim our contractual control rights over the assets of the VIEs that conduct substantially all of our operations in China. For detailed discussion, see “Item 3. Key Information-3.D. Risk Factors-Risks Related to Our Corporate Structure and Contractual Arrangements.”

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

These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs. If the VIEs or their respective shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements and may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law, and such remedies may not be recognized, or enforced by PRC courts. As of the date of this annual report, to our knowledge, the VIE agreements have not been tested in a court of law in the PRC.

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

In March 2019, the National People’s Congress of the PRC adopted the PRC Foreign Investment Law, which became effective on January 1, 2020. Among other things, the PRC Foreign Investment Law defines the “foreign investment” as investment activities in China by foreign investors in a direct or indirect manner, including those circumstances explicitly listed thereunder as establishing new projects or foreign invested enterprises or acquiring shares of enterprises in China, and other approaches of investment as stipulated by laws, administrative regulations or otherwise regulated by the State Council. The PRC Foreign Investment Law does not specify whether foreign investors’ controlling PRC onshore variable interest entities via contractual arrangements will be recognized as “foreign investment” and thus be subject to the restrictions and/or prohibitions on foreign investments. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. If future laws and regulations specify that the VIE agreements are in violation of relevant PRC laws and regulations and the PRC government accordingly finds that the VIE agreements that establish the structure for operating our podcasts, audio entertainment and other internet related businesses or for importing veterinary drugs do not comply with PRC government restrictions on foreign investment in certain industries, such as value-added telecommunications services business, Class A ordinary shares may decline in value or become worthless, we could be subject to severe penalties, including being prohibited from continuing operations. For detailed discussion, see “Item 3. Key Information-3.D. Risk Factors-Risks Related to Our Corporate Structure and Contractual Arrangements.”

Cash Flows through Our Organization

Transfer of Funds and Other Assets

We currently do not have cash management policies that dictate how funds are transferred between us, our subsidiaries and the VIEs. In practice, we estimate and allocate funds to our WFOE and the VIEs based on their respective available cash balances and forecasted cash requirements. Under relevant PRC laws and regulations, we are permitted to remit funds to the VIEs through loans rather than capital contributions. The following diagram summarizes how funds were transferred among Boqii, our subsidiaries, and the VIEs as of March 31, 2025.

As of March 31, 2025, Boqii had made cumulative capital contributions of approximately RMB1.2 billion (approximately US$164.3 million) to its PRC subsidiaries through intermediate holding companies, which were accounted as long-term investments of Boqii. Furthermore, funds equivalent to approximately RMB31.4 million, nil, and nil were provided to the PRC subsidiaries as loans for the years ended March 31, 2023, 2024 and 2025, respectively, which were accounted as intra-Group payables due to the Group’s entities. These funds have been used by the Company’s PRC subsidiaries and VIEs for their operations.

The VIEs may transfer cash to the relevant WFOEs by paying service fees according to the exclusive business cooperation agreements. Pursuant to these agreements between each of the VIEs and its corresponding WFOEs, each of the VIEs agrees to pay the relevant WFOE for services related to design and maintenance of the e-commerce platform, consulting services, technical training, research, planning and development of the market and customer support at an amount based on 100% of the balance of the gross consolidated profits of each VIE after offsetting the accumulated losses for the preceding financial years and deducting the working capital, expenses, taxes and other statutory contributions required for any financial year, or the amount determined by the WFOE in accordance with the terms of the agreements. Considering the future operating and cash flow needs of the VIEs, for the years ended March 31, 2023, 2024 and 2025, no service fees were charged to the VIEs by the WFOEs, and no payments were made by the VIEs under these agreements. If there is any amount payable to relevant WFOEs under the VIE agreements, the VIEs will settle the amount accordingly. For more information, see “Item 3. Key Information-Condensed Consolidating Schedule” and consolidated financial statements included elsewhere in this annual report. For any amounts owed by the VIEs to our PRC subsidiaries under the VIE agreements, unless otherwise required by PRC governmental authorities in accordance with relevant PRC laws and regulations, we are able to settle such amounts without limitations under the current effective PRC laws and regulations, provided that the VIEs have sufficient funds to do so.

Dividend Distribution to U.S. Investors and Tax Consequences

We have not previously declared or paid any cash dividend, dividend in kind or distributions, and have no plan to declare or pay any dividends or distributions in the near future on our shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. For more information, see “Item 8. Financial Information–8.A. Consolidated Statements and Other Financial Information-Dividend Policy.”

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

For PRC and United States federal income tax consideration of an investment in our Class A ordinary shares, see “Item 10. Additional Information-10.E. Taxation.”

Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors

Boqii ’s ability to pay dividends, if any, to its shareholders and to service any debt it may incur will depend upon dividends paid by our PRC subsidiaries. Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets offshore to Boqii. In particular, under the current effective PRC laws and regulations, dividends may be paid only out of distributable profits. Distributable profits are the net profit as determined under PRC GAAP, less any recovery of accumulated losses and appropriations to statutory and other reserves required to be made. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. As a result, our PRC subsidiaries may not have sufficient distributable profits to pay dividends to us in the near future.

Furthermore, if certain procedural requirements are satisfied, the payment of current account items, including profit distributions and trade and service related foreign exchange transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange (the “SAFE”) or its local branches. However, where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies, approval from or registration with competent government authorities or its authorized banks is required. If we fail to comply with such requirements and satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our offshore intermediary holding companies or ultimate parent company, and therefore, our shareholders or investors in Class A ordinary shares. We cannot assure you, in light of such requirements relating to the convertibility of Renminbi into foreign currencies, that our current or future PRC subsidiaries will be able to satisfy their respective payment obligations that are denominated in foreign currencies, including the remittance of dividends outside of the PRC. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Boqii. In addition, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.

Condensed Consolidating Schedule

The following tables present the condensed consolidating schedules of financial information of Boqii, our subsidiaries that are the primary beneficiaries of VIEs and their subsidiaries, the VIEs and their subsidiaries, and other subsidiaries for the periods and as of the dates indicated.

	As of March 31, 2023
	Boqii Holding Limited	All others	Primary beneficiaries of VIEs and their subsidiaries	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
ASSETS
Current assets:
Cash and cash equivalents	129	6,420	67,779	15,522	-	89,850
Short-term investments	-	69,797	-	-	-	69,797
Accounts receivable, net	-	1,763	41,807	33,172	-	76,742
Inventories, net	-	1,693	51,465	27,894	-	81,052
Prepayments and other current assets	10,507	8,268	12,293	48,291	-	79,359
Amounts due from related parties	100	5,497	-	3,782	-	9,379
Intra-Group receivables due from the Group’s entities(1)	-	96,497	1,035,667	83,700	(1,215,864)	-
Non-current assets:
Property and equipment, net	-	29	802	4,661	-	5,492
Intangible assets	-	50	21,443	101	-	21,594
Operating lease right-of-use assets	-	-	49	22,305	-	22,354
Goodwill	-	-	-	-	-	-
Long-term investments	102	-	-	75,505	-	75,607
Long-term investments to the Group’s entities	170,476	-	-	-	(170,476)	-
Amounts due from related parties, non-current	-	-	-	2,988	-	2,988
Other non-current asset	-	262	1,105	5,219	-	6,586
Total assets	181,314	190,276	1,232,410	323,140	(1,386,340)	540,800
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	-	-	85,898	363	-	86,261
Accounts payable	-	92	42,471	13,459	-	56,022
Salary and welfare payable	-	371	946	5,573	-	6,890
Accrued liabilities and other current liabilities	350	1,697	3,161	16,896	-	22,104
Amounts due to related parties, current	-	-	450	21	-	471
Intra-Group payables due to the Group’s entities(1)	2,681	12,112	105,619	1,095,452	(1,215,864)	-
Contract liabilities	-	-	-	4,471	-	4,471
Operating lease liabilities, current	-	-	13	9,207	-	9,220
Derivative liabilities	-	7,850	2,851	-	-	10,701
Non-current liabilities:
Deferred tax liabilities	-	-	5,325	(1,184)	-	4,141
Operating lease liabilities, non-current	-	-	-	12,741	-	12,741
Long-term debt	-	-	27,346	75,481	-	102,827
Investments deficit to the Group’s entities(2)	-	(9,510)	915,738	-	(906,228)	-
Total liabilities	3,031	12,612	1,189,818	1,232,480	(2,122,092)	315,849
Mezzanine equity:
Redeemable non-controlling interests	-	7,197	-	-	-	7,197
Total mezzanine equity	-	7,197	-	-	-	7,197

Shareholders’ equity:
Total Boqii Holding Limited shareholders’ deficit	178,283	170,476	9,510	(915,738)	735,752	178,283
Non-controlling interests	-	(9)	33,082	6,398	-	39,471
Total shareholders’ equity	178,283	170,467	42,592	(909,340)	735,752	217,754
Total liabilities, mezzanine equity and shareholders’ equity	181,314	190,276	1,232,410	323,140	(1,386,340)	540,800

		As of March 31, 2024
	Boqii Holding Limited	All others	Primary beneficiaries of VIEs and their subsidiaries	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
ASSETS
Current assets:
Cash and cash equivalents	69	28,769	24,687	19,197	-	72,722
Accounts receivable, net	-	2,811	23,576	23,731	-	50,118
Inventories, net	-	2,581	41,504	11,104	-	55,189
Prepayments and other current assets	9,693	33,499	18,908	32,418	-	94,518
Amounts due from related parties	-	4,064	-	1,640	-	5,704
Intra-Group receivables due from the Group’s entities(1)		102,392	934,134	19,140	(1,055,666)	-
Non-current assets:
Property and equipment, net	-	-	659	2,444	-	3,103
Intangible assets	-	-	17,885	25	-	17,910
Operating lease right-of-use assets	-	-	1,605	7,346	-	8,951
Goodwill	-	-	-	-	-	-
Long-term investments	38	-	-	65,849	-	65,887
Long-term investments to the Group’s entities	211,476				(211,476)
Amounts due from related parties, non-current	-	-	-	5,658	-	5,658
Other non-current asset	-	110	1,252	2,093	-	3,455
Total assets	211,276	174,226	1,064,210	190,645	(1,267,142)	383,215
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	-	-	5,000	10,213	-	15,213
Accounts payable	-	22	21,978	2,279	-	24,279
Salary and welfare payable	-	406	2,126	440	-	2,972
Accrued liabilities and other current liabilities	(126)	34	8,799	7,960	-	16,667
Amounts due to related parties, current	-	-	-	-	-	-
Intra-Group payables due to the Group’s entities(1)	2,721	12,112	42,911	997,922	(1,055,666)	-
Contract liabilities	-	-	-	1,579	-	1,579
Operating lease liabilities, current	-	-	359	5,254	-	5,613
Derivative liabilities	-	5,721	-	-	-	5,721
Non-current liabilities:
Deferred tax liabilities	-	-	4,435	(1,201)	-	3,234
Operating lease liabilities, non-current	-	-	906	2,209	-	3,115
Long-term debt	-	-	32,441	11,500	-	43,941
Investments deficit to the Group’s entities(2)	-	(63,488)	851,208	-	(787,720)	-
Total liabilities	2,595	(45,193)	970,163	1,038,155	(1,843,386)	122,334
Mezzanine equity:
Redeemable non-controlling interests		7,963				7,963
Total mezzanine equity		7,963				7,963
Shareholders’ equity:
Total Boqii Holding Limited shareholders’ deficit	218,681	211,476	63,488	(851,208)	576,244	218,681
Non-controlling interests	-	(20)	30,559	3,698	-	34,237
Total shareholders’ equity	218,681	211,456	94,047	(847,510)	576,244	252,918
Total liabilities, mezzanine equity and shareholders’ equity	221,276	174,226	1,064,210	190,645	(1,267,142)	383,215

		As of March 31, 2025
	Boqii Holding Limited	All others	Primary beneficiaries of VIEs and their subsidiaries	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
ASSETS
Current assets:
Cash and cash equivalents	4,688	8,528	11,135	14,308	-	38,659
Short-term investments	-	-	-	4,000	-	4,000
Accounts receivable, net	-	2,825	5,942	20,551	-	29,318
Inventories, net	-	2,626	31,393	6,057	-	40,076
Prepayments and other current assets	9,565	14,072	33,630	33,197	-	90,465
Amounts due from related parties	-	18,670	-	1,134	-	19,804
Intra-Group receivables due from the Group’s entities(1)		93,861	957,477	12,579	(1,063,917)	-
Non-current assets:
Property and equipment, net	-	-	788	3,461	-	4,249
Intangible assets	-	-	14,656	15	-	14,671
Operating lease right-of-use assets	-	-	1,034	2,050	-	3,084
Goodwill	-	-	-	-	-	-
Long-term investments	12	-	-	64,975	-	64,986
Long-term investments to the Group’s entities	178,150				(178,150)
Amounts due from related parties, non-current	-	-	-	4,935	-	4,935
Other non-current asset	-	-	1,390	529	-	1,919
Total assets	192,415	140,582	1,057,445	167,791	(1,242,067)	316,166
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	-	-	9,000	63	-	9,063
Accounts payable	-	-	19,137	421	-	19,558
Salary and welfare payable	-	306	1,545	57	-	1,908
Accrued liabilities and other current liabilities	(125)	61	7,156	4,764	-	11,856
Amounts due to related parties, current	-	-	-	-	-	-
Intra-Group payables due to the Group’s entities(1)	2,735	113	49,153	1,011,916	(1,063,917)	-
Contract liabilities	-	-	-	1,768	-	1,768
Operating lease liabilities, current	-	-	430	1,284	-	1,714
Derivative liabilities	-	5	-	-	-	5
Non-current liabilities:
Deferred tax liabilities	-	-	3,634	(1,201)	-	2,433
Operating lease liabilities, non-current	-	-	313	538	-	851
Long-term debt	-	-	38,435	200	-	38,635
Investments deficit to the Group’s entities(2)	-	(46,857)	853,014	-	(806,157)	-
Total liabilities	2,610	(46,372)	981,817	1,019,810	(1,870,074)	87,791
Mezzanine equity:
Redeemable non-controlling interests		8,804				8,804
Total mezzanine equity		8,804				8,804
Shareholders’ equity:
Total Boqii Holding Limited shareholders’ deficit	189,805	178,150	46,857	(853,014)	628,007	189,805
Non-controlling interests	-	-	28,771	995	-	29,766
Total shareholders’ equity	189,805	178,150	75,628	(852,019)	628,007	219,571
Total liabilities, mezzanine equity and shareholders’ equity	192,415	140,582	1,057,445	167,791	(1,242,067)	316,166

Notes:

(1)	Represents the elimination of intercompany balances among Boqii, the primary beneficiaries of VIEs and their subsidiaries, the other subsidiaries, and the VIEs and their subsidiaries that we consolidate.
(2)	Represents the elimination of investments among Boqii, the primary beneficiaries of VIEs and their subsidiaries, the other subsidiaries, and the VIEs and their subsidiaries that we consolidate.

	Year Ended March 31, 2023
	Boqii Holding Limited	All others	Primary Beneficiaries of VIEs and their subsidiaries	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Net revenues:
Third-party revenues	-	8,937	297,005	786,152	-	1,092,094
Intra-Group revenues(1)	-	-	534,559	86,463	(621,022)	-
Total revenues	-	8,937	831,564	872,615	(621,022)	1,092,094
Cost of revenues:
Third-party cost of revenues	-	(8,967)	(767,831)	(81,810)	-	(858,608)
Intra-Group cost of revenues(1)	-	-	(982)	(534,518)	535,500	-
Total cost of revenues	-	(8,967)	(768,813)	(616,328)	535,500	(858,608)
Gross profit	-	(30)	62,751	256,287	(85,522)	233,486
Operating expenses:
Third-party operating expenses	1,076	(10,342)	(49,737)	(237,852)	-	(296,855)
Impairment of goodwill	-	-	(39,690)	(994)	-	(40,684)
Intra-Group operating expenses(1)	-	-	(85,481)	(41)	85,522	-
Total operating expenses	1,076	(10,342)	(174,908)	(238,887)	85,522	(337,539)
Other income/(expense), net	-	-	127	158	-	285
Loss from operations	1,076	(10,372)	(112,030)	17,558	-	(103,768)
Equity in loss of the Group’s entities(2)	(109,424)	(101,087)	16,245	-	194,266	-
Non-operating income/(expense)	5,550	2,033	(10,591)	(29)	-	(3,037)
Loss before income tax expenses	(102,798)	(109,426)	(106,376)	17,529	194,266	(106,805)
Income tax benefits	-	-	890	21	-	911
Share of results of equity investees	-	-	-	(82)	-	(82)
Net loss	(102,798)	(109,426)	(105,486)	17,468	194,266	(105,976)
Less: Net income attributable to the non-controlling interest shareholders	-	(1)	(4,400)	1,224	-	(3,177)
Net loss attributable to Boqii Holding Limited	(102,798)	(109,425)	(101,086)	16,244	194,266	(102,799)

	Year Ended March 31, 2024
	Boqii Holding Limited	All others	Primary Beneficiaries of VIEs and their subsidiaries	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Net revenues:
Third-party revenues		5,386	240,509	463,457	-	709,352
Intra-Group revenues(1)		-	266,536	41,335	(307,871)	-
Total revenues		5,386	507,045	504,792	(307,871)	709,352
Cost of revenues:
Third-party cost of revenues	-	(4,747)	(471,571)	(92,297)	-	(568,615)
Intra-Group cost of revenues(1)	-	-	(918)	(266,823)	267,741	-
Total cost of revenues	-	(4,747)	(472,489)	(359,120)	267,741	(568,615)
Gross profit	-	639	34,556	145,672	(40,130)	140,737
Operating expenses:
Third-party operating expenses	(9,900)	(12,467)	(42,696)	(138,799)	-	(203,862)
Intra-Group operating expenses(1)	-	-	(40,416)	286	40,130	-
Total operating expenses	(9,900)	(12,467)	(83,112)	(138,513)	40,130	(203,862)
Other income/(expense), net	-	-	2,005	961	-	2,966
Loss from operations	(9,900)	(11,828)	(46,551)	8,120	-	(60,159)
Equity in loss of the Group’s entities(2)	(64,439)	(55,107)	(4,834)	-	124,380	-
Non-operating income/(expense)	10,677	2,483	(7,132)	(15,744)	-	(9,716)
Loss before income tax expenses	(63,662)	(64,452)	(58,517)	(7,624)	124,380	(69,875)
Income tax benefits	-	-	889	38	-	927
Share of results of equity investees	-	-	-	50	-	50
Net loss	(63,662)	(64,452)	(57,628)	(7,536)	124,380	(68,898)
Less: Net income attributable to the non-controlling interest shareholders	-	(13)	(2,521)	(2,700)	-	(5,234)
Net loss attributable to Boqii Holding Limited	(63,662)	(64,439)	(55,107)	(4,836)	124,380	(63,664)

	Year Ended March 31, 2025
	Boqii Holding Limited	All others	Primary Beneficiaries of VIEs and their subsidiaries	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Net revenues:
Third-party revenues		1,487	235,220	232,187	-	468,894
Intra-Group revenues(1)		-	122,368	27,336	(149,704)	-
Total revenues		1,487	357,588	259,523	(149,704)	468,894
Cost of revenues:
Third-party cost of revenues	-	(1,125)	(305,389)	(61,726)	-	(368,240)
Intra-Group cost of revenues(1)	-	-	(307)	(121,990)	122,297	-
Total cost of revenues	-	(1,125)	(305,696)	(183,716)	122,297	(368,240)
Gross profit	-	362	51,892	75,807	(27,407)	100,654
Operating expenses:
Third-party operating expenses	(7,562)	(13,218)	(58,304)	(81,627)	-	(160,711)
Intra-Group operating expenses(1)	-	-	(27,406)	-	27,406	-
Total operating expenses	(7,562)	(13,218)	(85,710)	(81,627)	27,406	(160,711)
Other income/(expense), net	-	-	144	592	-	736
Loss from operations	(7,562)	(12,856)	(33,674)	(5,228)	(1)	(59,321)
Equity in loss of the Group’s entities(2)	(46,578)	(40,073)	(2,966)	-	89,617	-
Non-operating income/(expense)	15	6,373	(6,023)	(419)	-	(54)
Loss before income tax expenses	(54,125)	(46,556)	(42,663)	(5,647)	89,616	(59,375)
Income tax benefits	-	-	801	-	-	801
Share of results of equity investees	-	-	-	(22)	-	(22)
Net loss	(54,125)	(46,556)	(41,862)	(5,669)	89,616	(58,596)
Less: Net income attributable to the non-controlling interest shareholders	-	22	(1,790)	(2,703)	-	(4,471)
Net loss attributable to Boqii Holding Limited	(54,125)	(46,578)	(40,072)	(2,966)	89,616	(54,125)

Notes:

(1)	Represents the elimination of the intercompany transactions at the consolidation level. For the years ended March 31, 2023, 2024 and 2025, the primary beneficiary of the VIE didn’t charge any service fees according to the exclusive consultation and service agreements.
(2)	Represents the elimination of investments among Boqii, the primary beneficiaries of VIEs and their subsidiaries, the other subsidiaries and the VIEs and their subsidiaries that we consolidate.

	Year Ended March 31, 2023
	Boqii Holding Limited	All others	Primary Beneficiaries of VIEs and their subsidiaries	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Cash flows from operating activities:
Net cash provided by/(used in) transactions with external parties	(36,058)	(18,677)	(471,325)	471,991	-	(54,069)
Net cash provided by/(used in) transactions with the Group’s entities	-	-	449,155	(449,155)	-	-
Net cash provided by/(used in) operating activities	(36,058)	(18,677)	(22,170)	22,836	-	(54,069)
Cash flows from investing activities:
Capital contribution to the Group’s entities	(85,947)	(215,537)	-	-	301,484	-
Cash flows of loan funding provided to the Group’s entities, net of repayments received	36,672	(62,075)	(107,248)	-	132,651	-
Other investing activities	(100)	58,234	(2,000)	(9,638)	-	46,496
Net cash provided by/(used in) investing activities	(49,375)	(219,378)	(109,248)	(9,638)	434,135	46,496
Cash flows from financing activities:
Capital contribution from the Group’s entities	-	85,947	215,537	-	(301,484)	-
Cash flows of loan funding received from the Group’s entities, net of repayments made	-	57,397	6,050	69,204	(132,651)	-
Other financing activities	87,984	(33,557)	(42,614)	(88,469)	-	(76,656)
Net cash provided by financing activities	87,984	109,787	178,973	(19,265)	(434,135)	(76,656)

	Year Ended March 31, 2024
	Boqii Holding Limited	All others	Primary Beneficiaries of VIEs and their subsidiaries	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Cash flows from operating activities:
Net cash provided by/(used in) transactions with external parties	(8,944)	(15,112)	(246,170)	244,798	-	(25,428)
Net cash provided by/(used in) transactions with the Group’s entities	-	-	717,589	(717,589)	-	-
Net cash provided by/(used in) operating activities	(8,944)	(15,112)	471,419	(472,791)	-	(25,428)
Cash flows from investing activities:
Capital contribution to the Group’s entities	(35,466)	(39,938)	-	-	75,404	-
Cash flows of loan funding provided to the Group’s entities, net of repayments received	-	(28,328)	(569,335)	-	597,663	-
Other investing activities	19	40,675	1,901	5,219	-	47,814
Net cash provided by/(used in) investing activities	(35,447)	(27,591)	(567,434)	5,219	673,067	47,814
Cash flows from financing activities:
Proceeds from issuance of ordinary shares	35,920					35,920
Capital contribution from the Group’s entities	-	35,466	39,938	-	(75,404)	-
Cash flows of loan funding received from the Group’s entities, net of repayments made	-	29,551	99,898	468,214	(597,663)	-
Other financing activities	8,815	-	(80,899)	3,032	-	(69,052)
Net cash provided by financing activities	44,735	65,017	58,937	471,246	(673,067)	(33,132)

	Year Ended March 31, 2025
	Boqii Holding Limited	All others	Primary Beneficiaries of VIEs and their subsidiaries	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Cash flows from operating activities:
Net cash provided by/(used in) transactions with external parties	(7,142)	(37,360)	(139,244)	116,914	-	(66,832)
Net cash provided by/(used in) transactions with the Group’s entities	-	-	175,936	(175,936)	-	-
Net cash provided by/(used in) operating activities	(7,142)	(37,360)	36,692	(59,022)	-	(66,832)
Cash flows from investing activities:
Capital contribution to the Group’s entities	(12,624)	(22,283)	-	-	34,907	-
Cash flows of loan funding provided to the Group’s entities, net of repayments received	-	-	(122,104)	-	122,104	-
Other investing activities	85	26,778	(592)	(1,672)	-	24,599
Net cash provided by/(used in) investing activities	(12,539)	4,495	(122,696)	(1,672)	157,011	24,599
Cash flows from financing activities:
Capital contribution from the Group’s entities	-	12,624	22,283	-	(34,907)	-
Cash flows of loan funding received from the Group’s entities, net of repayments made	-	-	46,149	75,955	(122,104)	-
Other financing activities	24,300	-	4,000	(20,150)	-	8,150
Net cash provided by financing activities	24,300	12,624	72,432	55,805	(157,011)	8,150

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

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Overseas Listing Trial Measures, which became effective on March 31, 2023. On the same date of the issuance of the Overseas Listing Trial Measures, the CSRC circulated No.1 to No.5 Supporting Guidance Rules, the Notes on the Overseas Listing Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, or collectively, the Guidance Rules and Notice. Under the Overseas Listing Trial Measures and the Guidance Rules and Notice, domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Overseas Listing Trial Measures within three business days following its submission of initial public offering or listing application. The companies that have already been listed on overseas stock exchanges are not required to make immediate filings for its listing, yet need to make filings for subsequent offerings in accordance with the Overseas Listing Trial Measures. In view of the fact that the Overseas Listing Trial Measures have come into effect on March 31, 2023, we shall fulfill the filing procedures with the CSRC for any future offshore offering as per requirements of the Overseas Listing Trial Measures. According to CSRC’s Questions and Answers with respect to Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies on February 17, 2023, for the filing of overseas listing of enterprises with a VIE structure, the filing procedure will adhere to the principles of market-oriented principle, rule of law, and strengthened regulatory synergy. The CSRC will consult the relevant competent authorities, and the overseas listing of VIE structured enterprises that meet the compliance requirements will be filed. We may not be able to complete the filing if the filing materials are incomplete or do not meet the requirements of the CSRC. Any failure to obtain or delay in going through filing procedures for any of our offshore offerings, or a rescission of such filing if completed, may subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which may materially and adversely affect our business, financial condition, and results of operations.

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

Risks Related to Our Class A Ordinary Shares

In addition to the risks described above, we are subject to risks related to Class A ordinary shares, including, but are not limited to, the following:

●	The trading price of our Class A ordinary shares is likely to be volatile, which could result in substantial losses to investors. For details, see the risk factor with the same heading on page 56 of this annual report.

●	Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares may view as beneficial. For details, see the risk factor with the same heading on page 57 of this annual report.

●	The dual-class structure of our ordinary shares may adversely affect the trading market for our Class A ordinary shares. For details, see the risk factor with the same heading on page 58 of this annual report.

●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class A ordinary shares, the market price for our Class A ordinary shares and trading volume could decline. For details, see the risk factor with the same heading on page 59 of this annual report.

●	The sale or availability for sale of substantial amounts of our Class A ordinary shares could adversely affect their market price. For details, see the risk factor with the same heading on page 59 of this annual report.

●	Techniques employed by short sellers may drive down the market price of our Class A ordinary shares. For details, see the risk factor with the same heading on page 59 of this annual report.

●	If we are classified as a passive foreign investment company, or PFIC, United States taxpayers who own our Class A ordinary shares may have adverse United States federal income tax consequences. For details, see the risk factor with the same heading on page 58 of this annual report.

Risks Related to Our Business and Industry

Our limited operating history across our various business initiatives makes it difficult to evaluate our business prospects and future growth rate.

We have a limited operating history across our various business initiatives, such as operating our private label lines, cooperating with KOLs to promote sales on our platform, offering SaaS solutions to offline pet stores, engaging in pet healthcare business and other new pet-related product and service offerings. As a result, our historical performance may not be indicative of our future growth or financial results. In addition, we may continue to introduce and implement new business strategies and initiatives as we continue to respond to changing market needs and customer preferences. We cannot assure you that we will be able to successfully implement our business initiatives or achieve our expected growth rate, or at all, as our business model continues to evolve. Our overall business growth may slow down or become negative, and our revenues may decline for a number of possible reasons, some of which are beyond our control, including decreasing customer spending, changes in consumer preferences, increasing competition, declining growth of our overall market or industry, the emergence of alternative business models, changes in rules, regulations, government policies or general economic conditions. Our net revenues were approximately RMB1,092.1 million, RMB 709.4 million and RMB468.9 (approximately US$64.6 million) in the years ended March 31, 2023, 2024 and 2025, respectively. If our net revenues continue to decline in future or if our business initiatives fail to yield positive customer acceptance or economic returns as expected or if such initiatives cause any material disruption to our business model, investors’ perceptions of our business and prospects may be materially and adversely affected and the market price of our Class A ordinary shares could decline. You should consider our prospects in light of the risks and uncertainties that companies with a limited operating history may encounter.

We have a history of net losses and may continue to incur losses in the future.

We recorded net loss of approximately RMB106.0 million, RMB68.9 million and RMB58.6 (approximately US$8.1 million) for the years ended March 31, 2023, 2024 and 2025, respectively. Our net revenues will be impacted by various factors, including customer spending and preference, competitive landscape and macroeconomic and regulatory environment. Hence, our net revenues may not grow at the rate we expect.

Moreover, our net revenues may not increase sufficiently to offset the increase in our expenses as we further increase our brand awareness, expand our customer base, enhance customer experience, and expand our product and service offerings as well as offline distribution network. We will continue to invest in sales, marketing and branding efforts. We will also continue to invest in improving our technologies and developing additional products and services. These efforts may be more costly than we expect. We may continue to incur losses in the future and we cannot assure you that we will eventually achieve profitability.

We have significant working capital requirements and had historically experienced working capital deficits. If we experience such working capital deficits in the future again, our business, liquidity, financial condition and results of operations may be materially and adversely affected.

We had a positive working capital, representing the difference between total current assets and total current liabilities, of approximately RMB210.0 million, RMB206.2 million, and RMB176.5 (approximately US$24.3 million) as of March 31, 2023, 2024 and 2025, respectively. Although we had a positive working capital as of March 31, 2025 to meet our ongoing working capital needs, there is no assurance that we will generate sufficient net income or operating cash flows to meet our working capital requirements and repay our liabilities as they become due in the future. Working capital constraints have in the past limited, and may continue to limit, our ability to grow revenues, especially with emerging brands that generally require larger inventory investments during their early commercial development. Working capital deficits will restrict our liquidity position and have a negative impact on our ability to repay current liabilities. Our inability to take actions that address our working capital deficit in a timely and efficient manner, including prudently managing our working capital, or raising additional equity or debt financing on terms that are acceptable to us when necessary, could materially adversely affect our liquidity, results of operations, financial condition and ability to operate.

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

Our success depends on our ability to acquire and retain new customers and to do so in a cost-effective manner. We must continue to acquire customers in order to increase sales and achieve profitability. Considering our ability to monetize the user base of our online community is also critical to our business and growth, we have invested heavily in branding, sales and marketing to acquire and retain customers. We operate a pet-focused online community in China’s pet market with approximately 3.7 million active buyers for the year ended March 31, 2025. As of March 31, 2025, we managed approximately 750 pet-focused Weixin/WeChat groups to extend our customer reach and promote our brand. We also leverage third-party e-commerce platforms and social networks for customer traffic. As social network and e-commerce channels continue to rapidly evolve, we may be unable to develop or maintain a presence within these channels. Furthermore, we utilize online search engines from time to time on an as-needed basis to generate additional traffic to our platforms through search engine optimization and posting sponsored articles. In the years ended March 31, 2023, 2024 and 2025, we incurred approximately RMB124.0 million RMB 85.1 million and RMB74.5(approximately US$10.3 million) in sales and marketing expenses, respectively. We expect to continue to spend significant amounts to acquire additional customers and retain existing ones, which may lead to increased net losses. However, there is no assurance that we will be able to recover the costs of our sales and marketing activities or successfully convert users on our online community into our customers, or that these activities will be effective in attracting new customers or retaining existing customers. If we fail to attract sufficient new customers, increase our sales per customer, generate customer traffic for our online sales platforms, generate repeat purchases or maintain high levels of customer engagement in a cost-effective and timely manner, or at all, our revenues may decrease and our business, financial condition, and results of operations will be materially and adversely affected.

We rely on assumptions and estimates to calculate certain key operating metrics, such as GMV, and such measures may not be directly comparable with similarly titled operating metrics adopted by other companies in our industry, which may lead to inaccurate interpretation of our business operations and our market position.

GMV and certain other key operating metrics are calculated using internal company data. While these numbers are based on what we believe to be reasonable calculations for the applicable periods of measurement, there are inherent challenges in measuring those metrics. For example, when calculating GMV, we exclude products sold through the consignment model and the value of services offered by us. Although our management believes that such metrics are defined in a way that best reflects our business operations, our operating metrics may differ from estimates published by third parties or from similarly titled operating metrics used by other companies in our industry due to differences in data availability, sources and methodology. If third parties do not perceive our operating metrics to be accurate representations of our business operations or if we discover material inaccuracies in our operating metrics, our reputation may be harmed, which could adversely affect our business and operating results.

Increasing focus with respect to environmental, social and governance matters may impose additional costs on us or expose us to additional risks. Failure to comply with the laws and regulations on environmental, social and governance matters may subject us to penalties and adversely affect our business, financial condition and results of operations.

The PRC government and public advocacy groups have been increasingly focused on environment, social and governance, or ESG, issues in recent years, making our business more sensitive to ESG issues and changes in governmental policies and laws and regulations associated with environment protection and other ESG-related matters. Investor advocacy groups, certain institutional investors, investment funds, and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. Regardless of the industry, increased focus from investors and the PRC government on ESG and similar matters may hinder access to capital, as investors may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Any ESG concern or issue could increase our regulatory compliance costs. If we do not adapt to or comply with the evolving expectations and standards on ESG matters from investors and the PRC government or are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition, and the price of Class A ordinary shares could be materially and adversely effected.

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

We outsource the manufacturing of our private label products. As a result, our business, results of operations, financial conditions and reputation may be affected by issues relating to our manufacturers.

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

Business growth will place significant demands on our management, operational and financial resources. We may encounter difficulties as we expand our operations, data and technology, sales and marketing, and general and administrative functions, which may strain our ability to maintain the quality and reliability of our platform and products and services we offer, develop and improve our operational, financial, legal and management controls, and enhance our reporting systems and procedures. Our expenses may grow faster than our revenues, and our expenses may be greater than we anticipate. Managing our growth will require significant expenditures and allocation of valuable management resources. If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

Diversifying our product offerings may expose us to more risks.

Since our inception, we have focused on selling pet food, treats and supplies, and have also expanded our product offerings to include veterinary drugs. Diversifying our product offerings involves new risks and challenges different from those of our existing product categories. Our lack of familiarity with and lack of relevant customer data relating to new products may make it more difficult for us to anticipate customer demand and preferences, inspect and control quality and handle and store the products. As we broaden our product offerings, we may also be required to obtain additional licenses or permits for the sales of certain new products and subject to additional regulations by the relevant PRC government authorities. There is no assurance that we will be able to acquire additional requisite licenses or permits or to comply with the relevant legal requirements, which may materially and adversely affect our business. Moreover, as we continue to diversify our product offerings, we will need to continuously enhance and upgrade our technology, optimize our branding, sales and marketing efforts, expand our research and development team and train our customer service staff. All these efforts will require significant managerial, financial and human resources. At the same time, new products may have lower profit margins than our existing offerings, and we may need to price aggressively to gain market share or remain competitive in any new categories, which may further reduce our profit margins.

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

Failures to successfully optimize, operate and manage our fulfillment network result in excess or insufficient fulfillment capacity, increased costs, and impairment charges, any of which could materially and adversely affect our business. As of March 31, 2025, we operated one warehouse and utilized three fulfillment centers, and as we continue to expand our business with different requirements and add fulfillment capacity, our fulfillment network will become increasingly complex and operating them will become more challenging. We strategically closed our warehouse in Hong Kong in late 2019 and sought to cooperate with additional new warehouses in mainland China to better manage global macro-economic risks. If we grow faster than we anticipate, we may exceed our fulfillment capacity sooner than we anticipate, we may experience difficulties fulfilling orders in a timely manner and our customers may experience delays in receiving their purchases, which could harm customer experience and our reputation. As a result, we would need to increase our capital expenditures on expanding our fulfillment network sooner than we expected. We cannot assure you that we will be able to locate suitable facilities or recruit qualified managerial and operational personnel to support the expansion our fulfillment network. Also, there can be no assurance that we will be able to operate our fulfillment network cost effectively.

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

Although we do not hold funds at the banks described above, we have funds at other banks. As of the date of this annual report, we have not experienced any difficulty in withdrawing cash from our deposit accounts with the banks. We generally seek to diversify our cash and cash equivalents across several financial institutions in an attempt to minimize exposure to any one of these entities. Nevertheless, our cash balance with a financial institution may exceed the amount under the deposit guarantee program in the relevant jurisdiction. To the extent any of the financial institutions in which we have deposited funds ultimately fails, we may lose our deposits to the extent they exceed the amount under the deposit guarantee program in the relevant jurisdiction, and/or we may be required to move our accounts to another financial institution, which could cause operational difficulties, such as delays in making payments to third parties, which could have an adverse effect on our business, financial condition and results of operations.

Disruption in the financial markets and economic conditions could affect our ability to raise capital.

Global economies could suffer dramatic downturns as the result of a deterioration in the credit markets and related financial crisis as well as a variety of other factors including, extreme volatility in security prices, severely diminished liquidity and credit availability, ratings downgrades of certain investments and declining valuations of others. For example, the Covid-19 caused significant volatility in financial markets across the world. In the past, governments have taken unprecedented actions in an attempt to address and rectify these extreme market and economic conditions by providing liquidity and stability to the financial markets. If these actions are not successful, the return of adverse economic conditions may cause a significant impact on our ability to raise capital, if needed, on a timely basis and on acceptable terms or at all.

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

We have adopted share incentive plans from time to time, to enhance our ability to attract and retain exceptionally qualified individuals and to encourage them to acquire a proprietary interest in the growth and performance of us. For example, we adopted the 2018 Global Share Plan in August 2018, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. The 2018 Global Share Plan was last amended and restated in May 2022, and the total number of Class A ordinary shares reserved for awards to be granted to the eligible participants thereunder was increased by 25,000 Class A ordinary shares, in order to retain and attract talent to drive the long-term success of Boqii.

The maximum aggregate number of Class A ordinary shares that may be issued under the amended and restated 2018 Global Share Plan, or the Amended and Restated 2018 Global Share Plan, is 81,174. As of March 31, 2025, options to purchase a total of 81,034 Class A ordinary shares were outstanding, excluding those that were forfeited or canceled, of which options underlying 74,906 Class A ordinary shares had become vested and exercisable. We account for compensation costs for certain share options granted using a fair value-based method and recognize expenses in our consolidated statement of income in accordance with U.S. GAAP. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

None of the lease agreements of our leased properties has been registered with the relevant PRC government authorities as required by PRC law and our certain leased properties are for industrial use, which may expose us to potential fines.

Under PRC law, lease agreements of commodity housing tenancy are required to be registered with the local construction (real estate) departments. As of the date of this annual report, none of our lease agreements for our leased properties in China has been registered with the relevant PRC government authorities, which may expose us to potential fines if we fail to remediate after receiving any notice from the relevant PRC government authorities. Failure to complete the lease registration will not affect the legal effectiveness of the lease agreements according to PRC law, but the real estate administrative authorities may require the parties to the lease agreements to complete lease registration within a prescribed period of time, and the failure to do so may subject the parties to fines from RMB1,000 to RMB10,000 for each of such lease agreements. Furthermore, our lessors are required to comply with various laws and regulations to enable them to lease effective titles of their properties for our use. Certain of our leased properties used for our warehouse are defined as the properties for industrial use only under the PRC law. We may need to seek for an alternative lease, and our operation of business may be accordingly affected.

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

We have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, that became effective in January 2008 and was amended in 2012 and its implementing rules that became effective in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. As of the date of this annual report, we believe our current practice complies with the Labor Contract Law and its implementation rules. However, the relevant governmental authorities may take a different view and impose fines on us.

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

We have identified a material weakness in our internal control over financial reporting for the year ended March 31, 2025. If we fail to adequately remediate this weakness or otherwise develop and maintain an effective system of internal control over financial reporting, or if we experience any additional material weaknesses in the future, we may be unable to accurately report our financial results or prevent fraud, or comply with the accounting and reporting requirements applicable to public companies, which may adversely affect investor confidence in us and the market price of our shares.

In preparing our consolidated financial statements for the year ended March 31, 2025, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified is lack of sufficient documented financial closing policies and procedures, specifically those related to period end logistics expenses cut-off and accruals and vendor rebate accruals. This material weakness, if not timely remedied, may lead to material misstatements in our consolidated financial statements in the future.

Following the identification of the material weakness, we have taken measures and plan to continue to take measures to remedy the material weakness. We are in the process of implementing a number of measures to address this material weakness identified, including: (i) continuing to enhance accounting policies and closing procedures to improve the quality and accuracy of our period end financing closing process with respect to the preparation of U.S. GAAP financial statements and (ii) enhancing segregation of responsibilities in financial decision-making processes so that no single executive will have unilateral authority to approve transactions that pose potential risks to the Company’s financial health or governance standards.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. However, the implementation of these measures may not fully address the material weakness in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct the material weakness or our failure to discover and address any other material weakness or control deficiencies could result in inaccuracies in our consolidated financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis.

We are subject to the Sarbanes-Oxley Act of 2002. The Securities and Exchange Commission, or the SEC, adopted rules pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”) requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. In addition, when we lose our status as an “emerging growth company” as such term is defined in the JOBS Act, and once we become an “accelerated filer,” as defined in the Securities Exchange Act of 1934, as amended, or the Exchange Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.

Due to the material weakness identified in our internal control over financial reporting, our management has concluded that our internal control over financial reporting is not effective as of March 31, 2025. In the future, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

Furthermore, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our consolidated financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could, in turn, limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our Class A ordinary shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

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

As a public company, we currently incur and expect to continue to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the NYSE American, impose various requirements on the corporate governance practices of public companies. Compliance with these rules and regulations has increased and will continue to increase our legal and financial compliance costs and have made and will continue to make some corporate activities more time-consuming and costly. We currently incur and expect to continue to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as we are now a public company, we have increased the number of independent directors and adopted policies regarding internal controls and disclosure controls and procedures. Operating as a public company has made it more expensive for us to maintain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to maintain the same or similar coverage. In addition, we are incurring and expect to continue to incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors (the “Board”) or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs in the future.

As we completed our initial public offering in September 2020, we expect to cease to qualify as an emerging growth company on March 31, 2026 under Section 404. When we lose our status as an “emerging growth company,” we may incur additional expenses in connection with compliance with expanded obligations and our management will need to devote additional time and effort to implement and comply with such requirements. However, if we continue to qualify as a “foreign private issuer” under the SEC rules, we may remain exempt from certain reporting and governance requirements applicable to U.S. domestic issuers. See “Item 3. Key Information-3.D. Risk Factors-Risks Relating to Our Business and Industry-We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”

We have limited insurance coverage which could expose us to significant costs and business disruption.

We believe we have obtained a prudent amount of insurance for the insurable risks relating to our business, including the property insurance for our warehouse, as of the date of this annual report. However, there is no assurance that the insurance policies we maintain are sufficient to cover our business operations. If we were to incur substantial liabilities that were not covered by our insurance, we could incur costs and losses that could materially and adversely affect our results of operations.

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

PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses, including the provision of internet content. Specifically, foreign ownership is prohibited in industries of online audio program services and internet cultural business (excluding music), foreign ownership of an internet content provider in managing value-added telecommunications business may not exceed 50%. Foreign investment in the value-added telecommunication services industry and certain other businesses is extensively regulated and subject to numerous restrictions. Pursuant to the Special Management Measures (Negative List) for the Access of Foreign Investment (2024), published by the National Development and Reform Commission and the Ministry of Commerce and took effect on November 1, 2024, with a few exceptions, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider.

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

As of the date of this annual report, substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. While the Chinese economy has experienced significant growth over past decades, growth has slowed down in recent years and has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

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

On February 17, 2023, the CSRC issued the Overseas Listing Trial Measures, which became effective on March 31, 2023. On the same date of the issuance of the Overseas Listing Trial Measures, the CSRC circulated No.1 to No.5 Supporting Guidance Rules, the Notes on the Overseas Listing Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, or collectively, the Guidance Rules and Notice. Under the Overseas Listing Trial Measures and the Guidance Rules and Notice, domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Overseas Listing Trial Measures within three working days following its submission of initial public offering or listing application. The companies that have already been listed on overseas stock exchanges are not required to make immediate filings for its listing, yet need to make filings for subsequent offerings in accordance with the Overseas Listing Trial Measures. In view of the fact that the Overseas Listing Trial Measures have come into effect on March 31, 2023, we shall fulfill the filing procedures with the CSRC for any future offshore offering pursuant to the requirements of the Overseas Listing Trial Measures. According to CSRC’s Questions and Answers with respect to Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies on February 17, 2023, for the filing of overseas listing of enterprises with VIE structure, the filing procedure will adhere to the principles of market-oriented principle, rule of law, and strengthened regulatory synergy. The CSRC will consult the relevant competent authorities, and the overseas listing of VIE structured enterprises that meet the compliance requirements will be filed. In addition, on February 24, 2023, the CSRC released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises, or, the Confidentiality Provisions, which came into effect on March 31, 2023. Pursuant to the Confidentiality Provisions, any future inspection or investigation conducted by overseas securities regulator or the relevant competent authorities on our PRC domestic companies with respect to our overseas issuance and listing shall be carried out in the manner in compliance with PRC laws and regulations. As the Overseas Listing Trial Measures and Confidentiality Provisions have only been recently published, there are significant uncertainties as to their implementation, interpretation and impact on our current listing and any future offerings or financings. We may not be able to complete the filing described above if the filing materials are incomplete or do not meet the requirements of the CSRC. Any failure to obtain or delay in obtaining the CSRC permission and approval for any of our offshore offerings, or a rescission of such permission and approval if obtained, may subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which may materially and adversely affect our business, financial condition, and results of operations.

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

On July 1, 2015, the SCNPC, promulgated the National Security Law, or the New National Security Law, which took effect on the same date and replaced the former National Security Law promulgated in 2009. The New National Security Law covers various types of national security including technology security and information security. According to the New National Security Law, the state shall ensure that the information system and data in important areas are secure and controllable. In addition, according to the New National Security Law, the state shall establish national security review and supervision policies and mechanisms, and conduct national security reviews of key technologies and IT products and services that affect or may affect national security. In particular, we are obligated under the New National Security Law to safeguard national security by, for example, providing evidence related to activities endangering national security, providing convenience and assistance for national security work, and providing necessary support and assistance for national security institutions, public security institutions as well as military institutions. As such, we may have to provide data to PRC government authorities and military institutions for compliance with the New National Security Law, which may result in additional expenses to us and subject us to negative publicity which could harm our reputation with users and negatively affect the trading price of Class A ordinary shares.

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

On September 30, 2024, the State Council promulgated the Network Data Security Management Regulations, which became effective on January 1, 2025. The Network Data Security Management Regulations provide that network data processors whose network data processing activities affect or may affect national security shall be subject to national security review.

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

We are making efforts to comply with the applicable laws, regulations and standards relating to the protection of privacy, date security and cybersecurity. As there remains high uncertainty in the interpretation and enforcement of relevant laws and regulations (including whether the Draft Regulations will be implemented in the proposed form and when they will be implemented), there can be no assurance that our measures will be effective and sufficient, or we would be able to comply with the requirements therein in a timely manner. In addition, we procure servers and systems for storage, process and other aspects of business operation from time to time. It remains unclear whether such servers and systems will fall into the category of the so-called “critical network equipment” or “dedicated network security products” due to lack of specific criteria or standards in the Cybersecurity Law. As such, we cannot assure you that the servers and systems we have procured or may procure in the future comply with relevant requirements, and we may incur additional costs to comply with such requirements. Also, as the scope of operator of critical information infrastructure is not completely clear, certain parties involved in our business operation (such as, our customers or suppliers) may be deemed as an operator of critical information infrastructure where the cybersecurity review could be required before we enter into relevant business relationships with them which may have a material adverse effect on our business and prospects. Failure to comply with such laws and regulations may lead to fines, suspension of business operation, revocation of business permits or licenses and other sanctions, which may have material impact on our business operation. Newly promulgated laws and regulations reflect PRC government further attempts to strengthen the legal protection for the national network security, data security, the security of critical information infrastructure and the security of personal information protection. For details on regulations over data protection and privacy in the PRC, see “Item 4. Information on the Company-4.B. Business Overview-Regulation-Regulations on Cyber Security and Privacy” for details on regulations over data protection and privacy in the PRC.

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

In recent years, PRC anti-monopoly enforcement agencies have strengthened enforcement under the PRC Anti-monopoly Law. In March 2018, the State Administration for Market Regulation, or the SAMR, was formed as a new governmental agency to take over, among other things, the anti-monopoly enforcement functions from the relevant departments under the Ministry of Commerce of the People’s Republic of China, or the MOFCOM, the National Development and Reform Commission, or the NDRC, and the State Administration for Industry and Commerce, or the SAIC (the predecessor of the SAMR), respectively. Since its inception, the SAMR has continued to strengthen anti-monopoly enforcement. In December 2018, the SAMR issued the Notice on Anti-monopoly Enforcement Authorization, which grants authorities to its province-level branches to conduct anti-monopoly enforcement within their respective jurisdictions. In November 2021, the National Anti-monopoly Bureau was inaugurated by the State Council, which aims to further implement the fair competition policies, and strengthen anti-monopoly supervision in the PRC, especially to strengthen oversight and law enforcement in areas involving platform economy, innovation, science and technology, information security and people’s livelihood.

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

Our PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries, the VIEs and their subsidiaries are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business. For example, the funds in our PRC subsidiaries or the variable interest entities in mainland China may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations on the ability of our holding company, our subsidiaries, or the VIEs by the PRC government on cash transfers. While we are not aware of any similar restrictions under current Hong Kong laws, there is no assurance that such restrictions will not be introduced in the future or that the Hong Kong government will not intervene in or impose restrictions on the ability of a Hong Kong entity to transfer cash or assets out of Hong Kong in the future.

To address the persistent capital outflow and the Renminbi’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the SAFE have implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the Circular on Promoting the Reform of Foreign Exchange Management and Improving Authenticity and Compliance Review, or the SAFE Circular 3, issued on January 26, 2017, provides that the banks shall, when dealing with dividend remittance transactions from domestic enterprise to its offshore shareholders of more than US$50,000, review the relevant board resolutions, original tax filing form and audited financial statements of such domestic enterprise based on the principal of genuine transaction. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

A majority of our revenue is denominated in Renminbi. Vast majority of our costs are denominated in Renminbi and a portion of them are denominated in U.S. dollars and Hong Kong dollars as we import certain products from overseas. Boqii is a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable on, the Class A ordinary shares in U.S. dollars.

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

We have notified all PRC entities who directly or indirectly hold shares in our Cayman Islands holding company to complete the overseas direct investment registrations and filings. However, we may not be informed of the identities of all the PRC entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with overseas direct investment registration or filing requirements as required by SAFE, NDRC and MOC regulations. As a result, we cannot assure you that all of our shareholders or beneficial owners which are PRC entities have complied with, and will in the future make, obtain or update any applicable overseas direct investment registrations or approvals. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities, and our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be further restricted in our ability to contribute additional capital to our PRC subsidiaries. The PRC government may at its discretion further restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders. In addition, our shareholders may be required to suspend or stop the investment and complete the registration within a specified time, and may be warned or prosecuted for criminal liability if a crime is constituted. Moreover, failure to comply with the SAFE registration could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

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

If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

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

We believe our company is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company is a PRC resident enterprise for enterprise income tax purposes, we will be subject to PRC enterprise income tax on our worldwide income at the rate of 25%. Furthermore, we will be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are nonresident enterprises. In addition, nonresident enterprise shareholders may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ordinary shares, if such gain is treated as derived from a PRC source. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders and any gain realized on the transfer of ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty. For example, PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or an FIE, to its immediate holding company outside of mainland China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with mainland China, subject to a qualification review at the time of the distribution. But it is unclear whether non-PRC shareholders of our company would, in practice, be able to obtain the benefits of any tax treaties between their country of tax residence and the mainland China in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ordinary shares.

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

On December 16, 2021, the PCAOB issued the HFCAA Determination Report, according to which registered public accounting firms headquartered in mainland China and Hong Kong, including PricewaterhouseCoopers Zhong Tian LLP(“PwC”), our former auditor, were subject to the determinations that the PCAOB is unable to inspect or investigate completely. On August 22, 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB in connection with the filing of our annual report on the Form 20-F for the year ended March 31, 2022. The inability of the PCAOB to conduct inspections in the past also deprived our investors of the benefits of such inspections.

Our current auditor, Assentsure PAC (“Assentsure”), the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in Singapore, and is subject to inspection by the PCAOB on a regular basis with the latest inspection in September 2024. As of the date of this annual report, our auditor is not among the firms listed on the PCAOB Determination List issued in December 2021.

On August 26, 2022, the PCAOB signed a Statement of Protocol with China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance of the People’s Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 determinations accordingly. While vacating those determinations, each year, the PCAOB will determine whether it can inspect and investigate completely accounting firms headquartered in mainland China and Hong Kong. Uncertainties exist with respect to the implementation of this framework and there is no assurance that the PCAOB will be able to have continued access for complete inspections and investigations in 2023 and beyond. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States. The delisting of our Class A ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. The HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our Class A ordinary shares could be adversely affected.

If our Class A ordinary shares are delisted from the NYSE American and are prohibited from trading in the over-the-counter market in the United States, there is no certainty that we will be able to list our securities on a non-U.S. securities exchange or that a market for our securities will develop outside of the United States. Such a delisting would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, results of operations and prospects.

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

Risks Related to our Class A Ordinary Shares

The trading price of our Class A ordinary shares is likely to be volatile, which could result in substantial losses to investors.

The trading price of our Class A ordinary shares is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our Class A ordinary shares may be highly volatile for factors specific to our own operations, including the following:

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

Any of these factors may result in large and sudden changes in the volume and price at which our Class A ordinary shares will trade.

In addition, the stock market in general, and the performance and fluctuation of the market prices for internet-related companies and other companies with operations mainly in China in particular, may affect the volatility in the prices of and trading volumes for our Class A ordinary shares. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility that often has been unrelated to the operating performance of such companies, including, in some cases, substantial declines in the trading prices of their securities. The trading performances of these companies’ securities may affect the attitudes of investors towards Chinese companies listed in the United States in general, which consequently may impact the trading performance of our Class A ordinary shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in any inappropriate activities. In particular, the global financial crisis, the ensuing economic recessions and deterioration in the credit market in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets. These broad market and industry fluctuations may adversely affect the market price of our Class A ordinary shares. Volatility or a lack of positive performance in our Class A ordinary share price may also adversely affect our ability to retain key employees, most of whom have been granted options or other equity incentives.

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

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares may view as beneficial.

We have adopted a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any person who is not a Founder (as such term is defined under our MAA) or an affiliate of a Founder, or upon a change of ultimate beneficial ownership of any Class B ordinary share to a person who is not a Founder or an affiliate of a Founder, each of such Class B ordinary shares will be automatically and immediately converted into one Class A ordinary share. There is no limit on the circumstances where holders of Class B ordinary shares may transfer or otherwise dispose of their Class B ordinary shares. Mr. Hao (Louis) Liang, Ms. Yingzhi (Lisa) Tang and a former director beneficially own all of our issued Class B ordinary shares. As of March 31, 2025, the Class B ordinary shares they held in the aggregate accounted for approximately 2.9% of our total issued and outstanding share capital and 36.9% of the aggregate voting power of our total issued and outstanding shares.

As a result of this dual-class share structure, the holders of our Class B ordinary shares will have complete control over the outcome of matters put to a vote of shareholders and have significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. The holders of Class B ordinary shares control the outcome of a shareholder vote (i) with respect to matters requiring an ordinary resolution which requires the affirmative vote of a simple majority of shareholder votes, to the extent that the Class B ordinary shares represent at least 4.8% of our total issued and outstanding share capital; and (ii) with respect to matters requiring a special resolution which requires the affirmative vote of no less than two-thirds of shareholder votes, to the extent that the Class B ordinary shares represent at least 9.1% of our total issued and outstanding share capital. The holders of Class B ordinary shares may take actions that are not in the best interest of us or our other shareholders. It may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A ordinary shares. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares may view as beneficial.

Future issuances of our Class B ordinary shares, which can be approved by the Board, could result in dilution to existing holders of our Class A ordinary shares. Such issuances, or the perception that such issuances may occur, could depress the market price of our Class A ordinary shares. We may issue additional equity securities from time to time, including Class B ordinary shares. As a result, holders of Class A ordinary shares bear the risk that future issuances of equity securities may reduce the value of their Class A ordinary shares and dilute their ownership interests. In addition, any conversion of any Class B ordinary shares into Class A ordinary shares, at the option of any holder of Class B ordinary shares, would dilute holders of Class A ordinary shares in terms of voting power and beneficial ownership and as a result, the market price of our Class A ordinary shares could be adversely affected. Furthermore, the conversion of Class B ordinary shares to Class A ordinary shares, while increasing the absolute voting power of holders of our Class A ordinary shares, may have the effect of increasing the relative voting power of the holders of Class B ordinary shares who retain their shares in the long term. As a result, the relative voting power of holders of Class A ordinary shares may remain limited for a significant period of time.

The dual-class structure of our ordinary shares may adversely affect the trading market for our Class A ordinary shares.

S&P Dow Jones and FTSE Russell have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A ordinary shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A ordinary shares.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class A ordinary shares, the market price for our Class A ordinary shares and trading volume could decline.

The trading market for our Class A ordinary shares will be influenced by research or reports that industry or securities analysts publish about our business, our market and our competitors. We do not have any control over these analysts. If one or more analysts who cover us downgrade the Class A ordinary shares or change their opinion on our Class A ordinary shares, the market price for our Class A ordinary shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Class A ordinary shares to decline.

The sale or availability for sale of substantial amounts of Class A ordinary shares could adversely affect their market price.

Sales of substantial amounts of Class A ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the market price of our Class A ordinary shares and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Class A ordinary shares.

Techniques employed by short sellers may drive down the market price of our Class A ordinary shares.

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

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in our Class A ordinary shares could be greatly reduced or even rendered worthless.

Because we will not pay dividends in the foreseeable future, you must rely on a price appreciation of our Class A ordinary shares for a return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we will not pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Class A ordinary shares as a source for any future dividend income.

Our Board has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our Board. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may pay a dividend out of either profit or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our Board decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our Board. Accordingly, the return on your investment in our Class A ordinary shares will likely depend entirely upon any future price appreciation of our Class A ordinary shares. There is no guarantee that our Class A ordinary shares will appreciate in value or even maintain the price at which you purchased our Class A ordinary shares. You may not realize a return on your investment in our Class A ordinary shares and you may even lose your entire investment in our Class A ordinary shares.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of the register of members of these companies (other than the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by shareholders). The Registrar of Companies of the Cayman Islands shall make available the list of the names of our current directors of (and where applicable the current alternate directors of the Company) for inspection by any person upon payment of a fee by such person. Our directors have discretion under our fourteenth amended and restated memorandum and articles of association currently in effect, or the MAA, to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we publish our results on a semi-annual basis as press releases, distributed pursuant to the rules and regulations of the NYSE American. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

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

We currently follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the NYSE American that listed companies must (i) have a majority of independent directors, (ii) have a minimum of three members at its audit committee, (iii) have a nominating committee and a compensation committee each composed entirely of independent directors, (iv) hold an annual meeting of shareholders no later than one year after the fiscal year end and (v) obtain shareholder approval with respect to the establishment of (or material amendment to) a stock option or equity compensation plans and (vi) obtain shareholder approval prior to an issuance of securities in any transaction or series of related transactions under Sections 712 and 713 of the NYSE American LLC Company Guide. For details, see “Item 16.G. Corporate Governance.” As we have chosen to follow home country practice as described above, our shareholders may be afforded less protection than they otherwise would enjoy under the NYSE American corporate governance listing standards applicable to U.S. domestic issuers.

If we are classified as a passive foreign investment company, or PFIC, United States taxpayers who own our Class A ordinary shares may have adverse United States federal income tax consequences.

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income (the “asset test”), or (ii) 75% or more of its gross income consists of passive income. For purposes of the above calculations, a non-U.S. corporation that owns (or is treated as owning for U.S. federal income tax purposes), directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and gains from financial investments. Cash is generally a passive asset for these purposes. Depending on the amount of cash we hold, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or any subsequent year, more than 50% of our assets may be assets which produce passive income. Our status as a PFIC is a fact-intensive determination made on an annual basis. We will make this determination following the end of any particular tax year. Taking into account the composition of our income and assets, we believe it is reasonable to take the position that we were not a PFIC for our taxable year ended on March 31, 2025. However, due to the uncertainty described above, as well as uncertainties regarding the characterization and value of certain of our assets for purposes of the asset test, our PFIC status for our taxable year ended on March 31, 2025 is not entirely clear and the U.S. Internal Revenue Service may assert that we were a PFIC for that year. Moreover, it is not entirely clear how the contractual arrangements between us, the VIEs and their nominal shareholders will be treated for purposes of the PFIC rules, and we may be or become a PFIC if the VIEs are not treated as owned by us for these purposes.

If we are a PFIC for any taxable year during which a U.S. taxpayer holds our Class A ordinary shares, the U.S. taxpayer generally will be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and “excess distributions” and additional reporting requirements. This will generally continue to be the case even if we ceased to be a PFIC in a later taxable year, unless certain elections are made. See “Item 10.E. Taxation-Material U.S. Federal Income Tax Considerations-Passive Foreign Investment Company Rules.”

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

In October 2020, we completed an initial public offering in which we offered and sold an aggregate of 32,813 Class A ordinary shares  in the form of ADSs. On September 30, 2020, the ADSs were listed on the New York Stock Exchange (“NYSE”) under the symbol “BQ.”

In September 2023, our shareholders approved our thirteenth memorandum and articles of association, under which our share capital was increased, from US$200,000 divided into 200,000,000 shares of par value of US$0.001 each; comprising (a) 129,500,000 Class A ordinary shares of par value of US$0.001 each; (b) 15,000,000 Class B ordinary shares of par value of US$0.001 each; and (c) 55,500,000 shares of US$0.001 each of such class or classes (however designated) as our Board may determine in accordance with our effective memorandum and articles of association, to US$20,000,000 divided into 20,000,000,000 shares of par value of US$0.001 each, comprising (a) 15,000,000,000 Class A ordinary shares of par value of US$0.001 each; (b) 2,000,000,000 Class B ordinary shares of par value of US$0.001 each; and (c) 3,000,000,000 shares of US$0.001 each of such class or classes (however designated) as our Board may determine in accordance with our thirteenth memorandum and articles of association.

In October 2023, we transferred the listing of our ADSs from NYSE to NYSE American, under the same ticker symbol of “BQ.”

In June 2025, our shareholders approved our MAA, under which (1) our issued and unissued shares were consolidated at a ratio of 160-for-1 (the “Reverse Split”) resulting in an authorized share capital of US$20,000,000, divided into 125,000,000 shares of par value of $0.16 each, comprising (a) 93,750,000 Class A ordinary shares of par value of $0.16 each; (b) 12,500,000 Class B ordinary shares of par value of $0.16 each; and (c) 18,750,000 shares of par value of $0.16 each of such class or classes (however designated) as may be determined by our Board in accordance with the MAA; and (2) the deemed service period for notice served by post was reduced from five calendar days to three calendar days counting from the date service is deemed to occur as provided in the MAA. The shareholders also approved the following actions relating to our ADSs upon the effectiveness of the Reverse Split (collectively referred to as the “ADS Termination”): (1) suspension of trading of ADSs on the NYSE American; (2) termination of the deposit agreement dated September 29, 2020, in connection with our ADS program, (3) mandatory exchange of outstanding ADSs for the corresponding Class A ordinary shares; and (4) commencement of trading of Class A ordinary shares on the NYSE American.

On July 11, 2025, the ADS Termination took effect and our Class A ordinary shares commenced trading on a post-Reverse Split basis, of par value of $0.16 per share, on the NYSE American under the same ticker symbol of “BQ.”

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

Recent Development

Private Placement in February 2025

On February 13, 2025, we entered into securities purchase agreements (the “Private Placement SPAs”) with certain non-U.S. purchasers, each an unrelated third party to the Company (collectively, the “Purchasers”). Pursuant to the Private Placement SPAs, the Purchasers agreed to subscribe for and purchase, and the Company agreed to issue and sell to the Purchasers in a private placement offering, an aggregate of 2,000,000 ADSs, at a purchase price of $1.2 per ADS, and for an aggregate purchase price of $2,400,000. The ADSs had not been registered under the Securities Act of 1933, as amended (the “Securities Act”) and were not offered pursuant to the Registration Statement. These ADSs were offered pursuant to the exemption provided in Rule 903 of Regulation S under the Securities Act.

In connection with this private placement, the Company entered into a registration rights agreement with the Purchasers, pursuant to which, among other things, the Company is required to prepare and file with SEC one or more registration statements to register for the resale of the ADSs no later than May 31, 2025. The Company is required to use best efforts to have such registration statement(s) declared effective as promptly as possible thereafter.

Reverse Split and ADS Termination in July 2025

On June 26, 2025, our shareholders approved the Reverse Split and the ADS Termination.

On July 11, 2025, the Reverse Split was effective in the market and the ADS Termination became effective. As a result of the Reverse Split, the par value of our ordinary shares was increased from $0.001 per share to $0.16 per share. In connection with the ADS Termination, our outstanding ADSs were automatically cancelled and exchanged for the corresponding number of Class A ordinary shares at a rate 15/16, or 0.9375 of a Class A ordinary share for each ADS cancelled. All resulting fractional shares were rounded up to the nearest whole number of shares on the participant level. On July 11, 2025, trading of our ADSs was suspended, and our Class A ordinary shares commenced trading on a post-Reverse Split basis, each with a par value of $0.16, on the NYSE American under the same ticker symbol “BQ.”

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

We operate a leading pet-focused online retail business in China’s pet market in terms of GMV. During the three years ended March 31, 2023, 2024 and 2025, we connected a total of approximately 742 brand partners with pet parents in China. We are redefining e-commerce for pet parents by providing an accessible, personalized and enjoyable shopping experience based on a deep understanding of our users and customers and their pets by leveraging extensive user interactions and transactional behaviors we have observed over the years. We create and continue to develop our private brands, including Yoken, Mocare and two “D-cat” labels, with compelling quality and prices. Users and customers come to shop on Boqii because we offer them a high-quality, high-touch experience with access to approximately 21,140 SKUs as of March 31, 2025. During the three years ended March 31, 2023, 2024 and 2025, we delivered an aggregate of approximately 21.6 million orders to our users and customers.

We have a large pet-focused online community in China’s pet market. We had approximately 3.7 million active buyers for the year ended March 31, 2025. We deeply understand and care about our users and customers and their pets. We engage with our users and customers through shopping, content, social media, and offline events, spurring interactions in a way that traditional retailers do not. On top of extensive interactions and transactional behaviors we have observed, we have developed a profound understanding of who our users and customers are, what they are keen to buy for their pets, how they communicate with other pet parents, and what content they resonate with. Our rich content not only guides users and customers along their shopping journey, but also becomes a trusted source for discovery and inspiration for all pet lovers.

We generate revenues primarily from transactions completed on our online sales platforms and by supplying products to physical pet stores we cooperate with. Our total net revenues were approximately RMB1,092.1 million, RMB709.4 million and RMB468.9 (US$64.6 million) in the years ended March 31, 2023, 2024 and 2025, respectively. Net revenues generated from the sale of products were approximately RMB1,048.5 million, RMB680.1 million and RMB431.3 (US$59.4 million), accounting for approximately 96.0%, 95.9% and 92.0% of our total net revenues in the years ended March 31, 2023, 2024 and 2025, respectively. We recorded net loss of approximately RMB106.0 million, RMB68.9 million and RMB58.6 (US$8.1 million) in the years ended March 31, 2023, 2024 and 2025, respectively.

Our Business Model

Focusing on the needs of pet parents and their pets, we have established a large pet ecosystem in China in terms of revenue and the number of customers. Through Boqii, we offer a truly one-stop destination that pet parents in China may go to for everything they need for their pets, from pet products and services to pet knowledge and parenting advice. Our online sales platforms, comprised of Boqii Mall and our flagship stores on third-party e-commerce platforms, provides customers with convenient access to a wide selection of high-quality pet products and an engaging and personalized shopping experience. Our informative and interactive content platform, Boqii Community, allows users to share their pet parenting experience and discover new products and ways to make their pets healthier and happier. We had cooperated with over 15,000 physical pet stores and pet hospitals as of March 31, 2025 to further extend our product and service offerings to connect with users and customers in their neighborhoods.

We have a large pet-focused online community in China’s pet market. We had approximately 3.7 million active buyers for the year ended March 31, 2025. We take pride in building a vibrant online community where we lead our users through a content and product discovery journey, developing a user-centric content-driven “discover and buy” model.

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

●	Self-operated online sales platform. Our self-operated online sales platform can be accessed by users through Boqii Mall, our mobile app and Weixin/WeChat mini-programs. We sell both branded products and private label products through our online sales platforms. We acquire branded products from our branded partners and private label products from our manufacturing partners before we sell them to our customers. We typically recognize the sales income as our revenue and product procurement costs as our cost of revenue.

●	Flagship stores on third-party e-commerce platforms. We also sell branded products and private label products on our flagship stores on third-party e-commerce platforms, including Tmall, JD.com and Pinduoduo. We typically pay marketing and promotion service fees and annual service fees to these third-party platforms and account for such fees as sales and marketing expenses.

●	Offline distribution network. We supply branded products and private label products, mostly in bulk, to physical pet stores and pet hospitals at discounted prices.

●	Membership programs. To cultivate customer stickiness, we offer prepaid membership to users of Boqii Mall. Our prepaid membership card, Magic Black Card, requires a deposit of at least RMB500, which can be used for future purchases on Boqii Mall. We do not recognize the deposit payment as revenue, and instead we recognize revenue only upon successful sales to our customers.

●	Online marketing and information services. We provide online marketing and information services to pet product brand owners, including helping them place advertisements on our online platforms and third-party platforms and organize marketing campaigns to promote their products and brands. We recognize revenue for provision of online marketing and information services over the service period pursuant to our service contracts with the brand owners. For the years ended March 31, 2023, 2024 and 2025, we generated net revenues of approximately RMB43.6 million, RMB 29.2 million and RMB37.6(US$5.2 million) from provision of online marketing and information services.

●	Content offerings. We provide users with informative, fun and interactive content. While our content offerings are free of charge, they provide us with a multitude of monetization opportunities. We engage KOLs to recommend products to our users, and integrate our curated content with relevant products to guide users along their shopping journey. Specifically, we place links to products on Boqii Mall within content to capture purchase impulse and meet user demands, delivering a seamless user experience.

●	SaaS solution. We have introduced our proprietary SaaS solution, which provides inventory management, membership management, price information and other services, to offline stores. We currently provide the SaaS solution to pet stores for free. Our free SaaS solution serves as our initial contact with physical pet stores and we expect that it will open up more business opportunities with these stores.

Our Online Sales Platforms

We operate a leading pet-focused online retail business in China in terms of GMV. During the three years ended March 31, 2023, 2024 and 2025, we connected a total of approximately 742 brand partners with pet parents in China. We offer branded products and private label products primarily through our self-operated online sales platform, Boqii Mall, as well as major third-party e-commerce platforms, such as Tmall, JD.com and Pinduoduo.

The following tables set forth a breakdown of our GMV by product type and by sales channel during the specified periods.

	For the Fiscal Year Ended March 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
GMV generated from sales of branded products	2,121.7	82.7	1,195.3	75.1	761.6	105.0	76.0
GMV generated from sales of our private label products	442.3	17.3	396.5	24.9	240.9	33.2	24.0
Total	2,564.0	100.0	1,591.8	100.0	1,002.5	138.2	100.0

	For the Fiscal Year Ended March 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
GMV generated from sales on Boqii Mall	1,229.8	48.0	785.6	49.3	584.2	80.5	58.3
GMV generated from our sales on third-party e-commerce platforms	1,334.3	52.0	806.2	50.7	418.3	57.7	41.7
Total	2,564.1	100.0	1,591.8	100.0	1,002.5	138.2	100.0

The following tables set forth a breakdown of our net revenues by product type and by sales channel during the specified periods.

	For the Fiscal Year Ended March 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues generated from sales of branded products	839,829	80.1	483,635	71.1	299,598	41,286	69.5
Net revenues generated from sales of our private label products	208,662	19.9	196,508	28.9	131,696	18,148	30.5
Total	1,048,491	100.0	680,143	100.0	431,294	59,434	100.0

	For the Fiscal Year Ended March 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues generated from sales on Boqii Mall	433,983	41.4	276,992	40.7	218,083	30,053	50.6
Net revenues generated from our sales on third-party e-commerce platforms	614,508	58.6	403,151	59.3	213,211	29,381	49.4
Total	1,048,491	100.0	680,143	100.0	431,294	59,434	100.0

Our Pet Product Offerings

We offer our customers, which include both pet parents and small and medium pet businesses, a diverse selection of high-quality pet products at competitive prices, including food, treats, shampoos, cages, toys, apparel, OTC veterinary drugs and many more. As of March 31, 2025, we offered approximately 21,140 SKUs from approximately 588 brands, including approximately 63 international brands. We are committed to offering a comprehensive and relevant selection of product inventory so that pet parents can get everything they need for their pets at one destination.

Branded products

During the three years ended March 31, 2023, 2024 and 2025, we connected approximately 742 brand partners with pet parents in China, such as Royal Canin and Pedigree. Our brand partners together contributed approximately 16,909 SKUs to our online sales platforms, accounting for approximately 80.0% of our total SKUs as of March 31, 2025. In addition to branded pet food and other daily supplies, we cooperate with certain brand partners to offer OTC veterinary drugs, such as dermatology drugs and worm medications. We have designated a team with backgrounds in veterinary pharmacy to oversee the procurement of OTC veterinary drugs on our online sales platforms.

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

Private label products

Complementary to our extensive selection of branded products, we also offer high-quality private label products at compelling prices. Leveraging our wealth of expertise in the pet industry and deep understanding of customer needs, we developed our private label brands, Yoken and Mocare in 2015 and 2018, respectively. We launched two “D-cat” label brands in 2022. We achieved significant growth in the sales of private label products during the three fiscal years ended March 31, 2023. On March 31, 2025, approximately 4,231 SKUs of our private label products were offered, accounting for approximately 20.0% of our total SKUs. Moreover, as we introduce our high-quality competitively priced private label products to physical pet stores and pet hospitals, we are able to develop close relationships with them that provide for additional business opportunities.

We had approximately 1,806 SKUs under our Yoken brand for the year ended March 31, 2025. We operate two business lines under our Yoken brand, Yiqin and Youbeizi. We mainly offer competitively priced cat litter, liners, bath products, dog food, cat food, canned food, pet clothes and pet toys under Yiqin, and value-for-money pet food under Youbeizi. Yoken was awarded 2020 and 2021 Annual Horse Brand, 2020 Consumers’ Favorite Cat Litter Brand and 2021 Annual Cat Litter at the Tmall Golden Cosmetics Festival.

We had approximately 56 SKUs under our Mocare brand for the year ended March 31, 2025. Mocare focuses on premium freeze-dry cat and dog food, which is made from cooked fresh foods with nearly all of the water content removed through a special process. Freeze-dried cat and dog food is known to preserve more nutritional content compared to conventional dry food, has longer shelf life than wet food, and allows for more convenient transportation and storage than frozen food. Mocare was awarded Annual Top 10 Dark Horse Brand by Shenzhen International Pet Product Fair in 2019.

In 2022, we launched two “D-cat” label brands, under which we offer (i) pet snacks and pet supplies and (ii) pet pharmaceuticals and medical care products, respectively.

We adopt a “customer-to-manufacturer” model in developing our private label products. We identify customer needs by analyzing the massive trove of customer and transactional behaviors we have observed, evaluating the feasibility and profitability of developing the products that satisfy such needs and engaging manufacturing partners to bring the products to market. For example, since 2020, we identified rapidly growing demands for pet supplies and expand our offerings of pet suppliers catering to customer needs, such as cat litter and cat litter boxes, pet beddings, cat scratchers, airline-compliant crates, interactive pet toys and functional pet snacks. These have achieved significant popularity in the pet supplies market.

We have implemented strict quality control procedures on our private label products. Manufacturing factories for our private labels conduct pre-delivery inspection for each batch of products. In the case of newly developed products, our own personnel will conduct on-site inspections at manufacturing factories to ensure compliance with our stringent quality standards. Meanwhile, we will conduct spot checks when each batch of products is delivered to our own warehouses. Irregular inspections will also be made on site to our cooperated manufacturing factories and products, and we have the right to demand manufacturers to rectify, impose a fine thereon or request a refund or exchange of products if they fail any of such inspections.

We carefully select manufacturers based on their ability to ensure timely delivery of quality products at competitive prices. Before engaging a manufacturer, we examine its business licenses, permits and operating history, sample products and evaluate its quality control effectiveness, assess its production capacity and conduct on-site visits. Our manufacturing agreement generally sets out a price cap for each product category. We normally make a lump-sum payment within an agreed timeframe following our acceptance of the products. To strengthen our relationship with Qingdao Shuangan Biotechnology Co., Ltd. (“Shuangan”), a leading pet food manufacturer in China, we made an equity investment in it in 2017. We outsource the manufacturing of the rest of our private label products to various other high-quality manufacturers in China.

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

Flagship Stores on Third-party E-commerce Platforms

We operate flagship stores on major third-party e-commerce platforms, including Tmall, JD.com, Pinduoduo and Douyin. These third-party e-commerce platforms expand our customer reach and serve as our initial contact with customers, especially first-time pet parents who have yet to develop brand loyalty. For the years ended March 31, 2023, 2024 and 2025, we generated revenue of approximately RMB614.5 million, RMB403.2 million, and RMB213.2 (US$29.4 million), respectively, from sales on our flagship stores on third-party e-commerce platforms.

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

We supply a variety of branded products and private label products to physical pet stores and pet hospitals in bulk at discounted prices, which diversify their store product portfolio. With our valuable data insights, we identify unique needs of local pet stores, and recommend high-quality and value-for-money products to them accordingly. In certain cases, we coordinate with our brand partners to offer free samples to pet stores before they decide to make bulk purchases. We enter into customary supply agreements with physical pet stores and pet hospitals, pursuant to which the physical pet stores or pet hospitals may not sell our products at a price lower than specified in the agreements unless otherwise agreed. For the years ended March 31, 2023, 2024 and 2025, we generated revenue of approximately RMB190.4 million, RMB 178.0 million, and RMB65.2 (US$9.0 million) from sales through our offline distribution network, accounting for approximately 17.4%, 25.1% and 13.9% of our total net revenues during the same periods, respectively.

Our offline distribution network also extends our brand partners’ customer reach to pet parents who frequently visit physical pet stores and pet hospitals. We help our brand partners design tailored offline marketing strategies. For example, we promote their branded products to and display their marketing campaigns at physical pet stores we cooperate with and during trade fairs.

Customer Services

Our professional customer services distinguish us from generic retailers and add a personal touch to the customer shopping experience. Unlike shopping for personal goods, shopping for pet products can be more challenging and requires professional guidance. We maintain a dedicated team of customer services staff, including our four employees and 19 outsourced workers. Pet parents can reach our knowledgeable customer services staff and our intelligent customer service system every day. Our responsive and experienced customer services team achieved an average satisfaction rate of approximately 4.74 out of five points for service attitude on our Taobao online shop for the year ended March 31, 2025.

Most of the products offered on our platform can be exchanged or returned with a full refund within seven days of receipt of shipment, and we provide a full refund to our customers if there is a product quality issue. We normally pay for shipping expenses to facilitate successful return or exchange of defective products. Meanwhile, we cooperate with third-party insurance companies which provide our customers with shipping return and exchange insurance that cover their return or exchange shipping expenses incurred by the orders with our stores at Tmall and JD.com.

Supply Chain Management

We have an integrated supply chain management system covering everything from inventory management to order fulfillment. Our integrated system aims to ensure that we maintain appropriate inventory levels at our warehouses and that we can optimize order routing, which helps us reduce inventory risks, shipping time and transportation costs.

We have adopted three inventory models-distribution model, consignment model and drop shipping model-and had an average inventory turnover days of approximately 47 days for the year ended March 31, 2025. Average annual inventory turnover days are calculated by dividing the ending inventory balance by cost of product sales and multiplying by 365.

●	Distribution model. Distribution model is the most common inventory model in our operations. Under this model, we purchase products from our brand partners before selling them to customers and take inventory.

●	Consignment model. We initially partnered with some emerging brand partners, using a consignment model where ownership of the products remained with such brand partners until the products were sold. We believed this model allowed us to minimize inventory and working capital risks. Since early 2019, we have started to substantially reduce product sales through the consignment model as we strategically reduced the sales volume of certain long-tail, less popular products offered by emerging brand partners.

●	Drop shipping model. Only a few of our manufacturers have chosen the drop shipping model. Under this model, we take inventory although our manufacturers ship the products directly to the customers under this model.

As of March 31, 2025, we operated one warehouse and utilized three fulfillment centers across China, and maintained a fulfilment team of nine employees and 24 outsourced workers. We store our inventories, and sort, package and ship products to customers from our warehouses. We also utilize fulfillment centers at free trade-zones where certain brand partners we cooperate with ship their products to us or our customers directly. As of March 31, 2025, we also partnered with three delivery service providers to ensure fast and reliable delivery to our customers. Our expansive fulfillment network enables us to reach certain parts of China in 24 hours or less, providing customers with a convenient click-to-door shopping experience.

Membership Programs

We have established prepaid and free membership programs to enhance customer loyalty. As of March 31, 2025, we had approximately 44,444 prepaid members. Our prepaid members on average deposited approximately RMB1,726 each year in their membership cards during the three years ended March 31, 2023, 2024 and 2025.

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

Content Creation

Our users and customers constantly contribute to our diverse, high-quality and engaging content. Among them, some have attracted a significant number of followers and grown to become KOLs. We have also engaged a number of KOLs, who are particularly active in creating and sharing content on pet parenting and pet products. They encourage social interactions among our users and customers and help shape their purchasing decisions. As of March 31, 2025, we had over approximately 270 KOLs on our platform and approximately 837 KOL accounts on social media platforms. We continuously monitor user activities and original content creation on our platform to discover potential KOLs and encourage them to partner with us.

We offer KOLs access to broad user base, and help them monetize their content offerings. KOLs earn commissions from us for actively promoting branded products and our private label products. At the same time, we depend on KOLs’ content creation capabilities to invigorate Boqii Community, and capitalize on their marketing skills which lead to enhanced product sales on our online sales platforms. We typically pay KOLs a fee for each piece of their advertising post or video on a per case basis.

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

Social Media

Through interactive social network platforms, we bring our dynamic community and their diverse and engaging content offerings to life. We distribute content through substantially all major social communications and social media platforms in China, including Weixin/WeChat, Weibo, Red and Douyin. Our content offerings on these platforms have attracted a large number of loyal fans. As of March 31, 2025, we managed over 750 Weixin/WeChat groups, most of which are under our direct management.

We leverage these major social media platforms for viral and interactive marketing. Such platforms enable our users and customers to make purchases as part of their social networking and entertainment, boosting the frequency and value of their purchases.

Our Offline Network

Despite the convenience of online sales platforms, we believe physical pet stores and pet hospitals are still an integral part of the pet industry. Certain services, such as pet care, training and grooming, are only available offline. Offline store settings provide us with an opportunity to interact with pet parents face-to-face and offer more value-added products and services.

We began cooperating with physical pet stores and pet hospitals in 2013. As of March 31, 2025, we had cooperated with over 15,000 physical pet stores and pet hospitals, spanning over 250 cities in China. Our offline network increases our brand awareness and presents a complementary source of user traffic. By making pet products and services more accessible and appealing to pet parents, we are able to drive customer acquisition and customer loyalty in a more cost-effective manner. Through our brand influence and proprietary technology, we have also begun to digitally connect and empower an extensive, growing network of physical pet stores and pet hospitals through our SaaS solutions.

Our mobile app allows users and customers to quickly and accurately locate nearby pet stores and pet hospitals we cooperate with. We host a homepage for each store we cooperate with on our mobile app, where users and customers may view store photos, browse the type of services provided, review staff backgrounds and access and provide store reviews.

Acquisition of Xingmu International

To further our presence in the pet healthcare market, we acquired 51% equity ownership in Xingmu International in November 2019 and have since consolidated results of Xingmu International. As a competitive veterinary drug distributor in China, Xingmu has regional exclusive distribution rights to eight veterinary drug brands and close relationships with approximately 1,300 pet hospitals in China as of March 31, 2025. Our acquisition of Xingmu allows us to leverage Xingmu’s extensive pet hospital network to develop our pet healthcare business. We are a leading online UGC audio community, interactive audio entertainment platform and online audio platform in China.

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

With valuable data insights on user behavior, we also help our brand partners and brand owners design and implement effective marketing strategies, and guide them in offering more relevant products and optimizing pricing strategies. In 2013, we started to provide online marketing and information services to Chuncui Pet Products (Shanghai) Co., Ltd, a new Chinese pet product brand and have since expanded our service client base to include additional clients.

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

Our Technology

Our strong technology and data capabilities enable us to deliver superior user experience and increase our operational efficiency. As of March 31, 2025, we had a four-member research and development team dedicated to the design and development of algorithm and the upgrades and maintenance of our technology infrastructure.

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

Data Privacy and Security

We believe data security is critical to our business operation. Users must acknowledge the terms and conditions of the user agreement before registering an account with us, pursuant to which they consent to our collection, use and disclosure of their data in compliance with applicable laws and regulations. To protect users’ information, we have internal rules and policies governing how we may use and share personal information, and protocols, technologies and systems guarding against improper access or disclosure of personal information. We collect personal information and data only with users’ prior consent. We have also adopted a strict data protection policy to ensure the security of our proprietary data, and back up the important information we gather from our platform. The use of data within our various departments is under our strict supervision and management. We have outsourced some of our data security work, including cloud storage and anti-hacking, to certain third-party technological service providers.

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

Intellectual Property

Our trademarks, copyrights, domain names, trade names, trade secrets, patents and other proprietary rights are critical to our success. As of March 31, 2025, we had five registered patents, 287 registered trademarks, 49 registered copyrights and 23 registered domain names in China. We rely on patent, trademark, copyright and trade secret protection laws in China and enter into standard confidentiality agreements with all of our employees to protect our intellectual properties.

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

Foreign Investment Industrial Policy

Investment in the PRC conducted by foreign investors and foreign-owned enterprises shall comply with the Catalog for the Guidance of Foreign Investment Industries, or the Catalog, which was first issued in 1995 and amended from time to time. The most updated Catalog was promulgated by the MOFCOM and the NDRC, on June 28, 2017 and became effective on July 28, 2017, and contains specific provisions guiding market access of foreign capital and stipulates in detail the areas of entry pertaining to the categories of encouraged foreign investment industries, restricted foreign investment industries and prohibited foreign investment industries. On October 26, 2022, the MOFCOM and the NDRC promulgated the Catalog of Industries for Encouraged Foreign Investment (2022 Edition), or the Encouraging Catalog, which became effective on January 1, 2023, to replace the previous Encouraging Catalog. On September 6,2024, the MOFCOM and the NDRC released the Special Administrative Measures for Access of Foreign Investments (2024 Edition), or the Negative List 2024, which became effective on November 1, 2024, to replace the previous Negative List. According to the current regulation, any industry not listed in the Negative List 2024 is a permitted industry and generally open to foreign investment unless specifically prohibited or restricted by PRC laws and regulations. According to the Negative List 2024, the foreign investment in value-added telecommunications services shall not exceed 50% (excluding e-commerce, domestic multi-party telecommunication, storage and forwarding business, and call center).

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

Internet Information Services

The Administrative Measures for Internet Information Services, or the Measures for Internet, was promulgated by State Council on September 25, 2000, most recently amended on December 6, 2024 and became effective on January 20, 2025. Pursuant to the Measures for Internet, the Internet information services providers, also referred to as Internet content providers, or ICPs, that provide commercial services are required to obtain the ICP License from the MIIT or its provincial counterpart before engaging in any commercial Internet information service operations in the PRC.

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

Regulations on E-Commerce

On January 26, 2014, the SAIC (which is the predecessor of the State administration for Market Regulation) promulgated the Administrative Measures for Online Trading, or the Online Trading Measures, which became effective on March 15, 2014, to regulate all operating activities for product sales and services provision via the internet (including mobile internet). It stipulates the obligations of online products operators and services providers and certain special requirements applicable to third-party platform operators. On March 15, 2021, the State Administration for Market Regulation promulgated the Measures for the Supervision and Administration of Online Trading, which was latest promulgated on March 18, 2025, became effective on May 1, 2025, and totally replaced the Online Trading Measures. Furthermore, the MOFCOM promulgated the Provisions on the Procedures for Formulating Transaction Rules of Third-Party Online Retail Platforms (Trial) on December 24, 2014, which became effective on April 1, 2015, to guide and regulate the formulation, revision and enforcement of transaction rules by online retail third-party platforms operators. These measures impose more stringent requirements and obligations on third-party platform operators. For example, third-party platform operators are obligated to make public and file their transaction rules with MOFCOM or their respective provincial counterparts, examine and register the legal status of each third-party merchant selling products or services on their platforms and display on a prominent location on a merchant’s webpage the information stated in the merchant’s business license or a link to its business license. Where third-party platform operators also conduct self-operation of products or services on the platform, these third-party platform operators must make a clear distinction between their online direct sales and sales of third-party merchant products on their third-party platforms to avoid misleading the consumers.

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

On September 24, 2024, the CAC released the Regulations for the Administration of Network Data Security, which became effective on January 1, 2025, pursuant to which, data processors shall adopt backup, encryption, access control or other necessary measures to protect data from leakage, theft, tampering with, damage, loss and illegal use, to respond to data security incidents, and to guard against illegal and criminal activities targeting or using data, in order to maintain the integrity, confidentiality and availability of data. On July 7, 2022, the CAC promulgated the Data Outbound Transfer Security Assessment Measures or the Security Assessment Measures, which took effect on September 1, 2022. The Security Assessment Measures provides that, among others, data processors shall apply to competent authorities for security assessment when transferring important data abroad or when, in the case of a critical information infrastructure operator, or a personal information processor that has processed personal information of more than one million individual, transferring personal information abroad.

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

On December 25, 2024, The SCNPC promulgated PRC Value-added Tax Law, which will came into effect on January 1, 2026. According to the PRC Value-added Tax Law, the VAT rate for general VAT taxpayers engaging in sale of goods, services, lease of tangible and movable goods or importation of goods was adjusted to 13%, the VAT rate for general VAT taxpayers engaging in, among others, the sale of transportation services, postal services, basic telecommunications services, construction services, the lease and sale of real properties, and the transfer of land use rights was adjusted to 9%. From the effective date of the PRC Value-added Tax Law, which will be January 1, 2026, the Interim Regulations on Value-added Tax of the PRC will be repealed.

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

On February 17, 2023, the CSRC, as approved by the State Council, released the Overseas Listing Trial Measures. According to the Overseas Listing Trial Measures, domestic companies in the Chinese mainland that directly or indirectly offer or list their securities in an overseas market, are required to file with the CSRC. Specifically, the securities under the Overseas Listing Trial Measures refer to stocks, depositary receipts, convertible corporate bonds, exchangeable bonds and other equity-linked securities to be issued and offered in overseas markets by domestic companies directly or indirectly, while a direct offering and listing refers to the overseas offering and listing of a joint-stock company incorporated in the Chinese mainland, and an indirect offering and listing refers to the overseas offering and listing of a domestic company which conducts its business operations primarily in the Chinese mainland, in the name of an offshore company and based on the underlying equities, assets, earnings or similar interests of the domestic company. In particular, the determination of an indirect offering and listing will be conducted on a “substance over form” basis, and an offering and listing should be considered as an indirect overseas offering and listing by a domestic company if the issuer meets both of the following conditions: (i) any of the revenue, profits, total assets or net assets of such domestic company in the most recent financial year account for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; and (ii) the majority of its business operations are conducted in the Chinese mainland or its principal place of business is located in the Chinese mainland, or the majority of senior management in charge of business operations are Chinese citizens or have domicile in the Chinese mainland. According to the Overseas Listing Trial Measures, an overseas offering and listing is prohibited under any of the following circumstances: (i) if the intended securities offering and listing is specifically prohibited by the laws, administrative regulations and relevant national provisions; (ii) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the domestic companies or their controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy in the past three years; (iv) the domestic companies are currently under investigations in connection with suspicion of having committed criminal offenses or material violations of applicable laws and regulations, and there is still no explicit conclusion; (v) there are material ownership disputes over the shareholdings held by the controlling shareholder or the shareholder under the control of the controlling shareholder or the actual controllers. According to the Overseas Listing Trial Measures, the issuer or its affiliated domestic company, as the case may be, is required to file with the CSRC (i) with respect to its initial public offering and listing and its subsequent securities offering in an overseas market different from the market where it has listed, within three business days after its submission of listing application documents to the relevant regulator in the place of intended listing, (ii) with respect to its follow-on offering in the same overseas market where it has listed (including issuance of any corporate convertible bonds, exchangeable bonds and other equity-linked securities, but excluding the offering for employees incentive, dividend distribution by shares and share split), within three business days after completion of such follow-on offering, (iii) with respect to listing by means of single or multiple acquisitions, share swap, transfers of shares and similar transactions, within three business days after its initial filing of the listing application or the first public announcement of the transaction, as case may be. Failure to comply with the filing requirements may result in an order of rectification, a warning and fines up to RMB10 million to the non-compliant domestic companies, and the directly responsible persons of the companies will be warned and fined between RMB500,000 and RMB5 million. Furthermore, if the controlling shareholder and the actual controller of the non-compliant companies organizes or instigates the breach, they will be fined between RMB1 million and RMB10 million. In addition to above filing requirements, the Filings Rules also requires an issuer to report to the CSRC within three business days after occurrence of any the following events: (i) its change of control; (ii) its being subject to investigation or sanctions by any overseas securities regulators or overseas authorities; (iii) its change of listing status or listing segment; (iv) voluntary or mandatory delisting; and (v) material change of its principal business operations to the extent that it ceases to be subject to the filing requirements of the Overseas Listing Trial Measures.

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

On October 23, 2021, the SCNPC issued a draft of the amended Anti-Monopoly Law for public comments. On June 24, 2022, the Decision of the Standing Committee of the National People’s Congress on Revising the Anti-monopoly Law of the People’s Republic of China, or the Revised Anti-monopoly Law was released, which became effective on August 1, 2022. According to the Revised Anti-monopoly Law, the fines for illegal concentration of business operators have been increased to no more than ten percent of its last year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competitions; or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition. The Revised Anti-monopoly Law also stipulates that the relevant authority shall investigate a transaction where there is any evidence that the concentration has or may have the effect of eliminating or restricting competitions, even if such concentration does not reach the filing threshold. And in order to adapt the Revised Anti-monopoly Law, on March 10, 2023, the SAMR issued the Provisions on Prohibition of the Abuse of Market Dominance, which took effect on April 15, 2023.

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

4.D. Property, Plant and Equipment

We are headquartered in Shanghai. As of March 31, 2025, we did not have any self-owned properties, and we leased 12 properties with an aggregate gross floor area of approximately 14,912 square meters in China, which are primarily used as office building and warehouse. We believe our existing properties are adequate for current operational needs, but we expect to seek additional space to accommodate our future growth.

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

Specific Factors Affecting Our Results of Operations

Our ability to diversify product offerings and promote private label products

We will continue to diversify our product offerings and optimize our product mix catering to customers’ demands and drive profitability. For the year ended March 31, 2025, our GMV from sales of (i) pet staple food, (ii) snacks and wet food, (iii) supplies and (iv) heath care products accounted for 47.2%, 9.1%, 15.9% and 27.7% of our total GMV, compared to 32.5%, 11.6%, 21.4% and 34.5% for the year ended March 31, 2024. Through diversifying our product source, we will continue to support the growth of emerging brands with attractive margin profiles, providing them with access to our broad user base and reliable fulfillment infrastructure. At the same time, we tend to have greater pricing power over these emerging brands compared to more established brands. During the three years ended March 31, 2023, 2024 and 2025, we connected a total of approximately 742 brand partners with pet parents in China, and realized a GMV of approximately RMB 1,002.5 million from sales of branded products for the year ended March 31, 2025.

In addition to third-party brands, we will further promote private label products and expand our product portfolio, from which we can realize higher gross margin compared to third-party brands. We have launched a number of private labels, including Yoken, Mocare, and two “D-cat” labels, and will continue to accumulate data insights on customer behavior and tailor our private label product offerings accordingly. As of March 31, 2025, approximately 4,231 SKUs of private label products were offered, accounting for approximately 20.0% of our total SKUs, compared to approximately 3,433 private label SKUs, accounting for approximately 17.3% of our total SKUs on March 31, 2024. For the year ended March 31, 2025, we realized a GMV of RMB 240.9 million from sales of our private label products, accounting for 24.0% of our total GMV, compared to a GMV of RMB 396.5 million from sales of our private label products, accounting for 24.9% of our total GMV for the year ended March 31, 2024. Through working closely with our manufacturing partners, we expect to further improve the profitability of our private label products.

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

	For the Year Ended March 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
Product sales	1,048,491	96.0	680,143	95.9	431,294	59,434	92.0
Online marketing and information services and other revenue	43,603	4.0	29,209	4.1	37,600	5,181	8.0
Total net revenues	1,092,094	100.0	709,352	100.0	468,894	64,615	100.0

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

Cost of revenue

Our cost of revenue consists of cost of product sales and cost of services. Cost of product sales comprises the purchase price of products, vendor rebates and inventory write-downs, which together accounted for 98.2%, 98.5% and 97.8% of our total cost of revenue for the years ended March 31, 2023, 2024 and 2025, respectively. Cost of services consists of the advertising and promotion costs, employee wages and benefits in connection with our provision of marketing and information services including the fees that we paid to third party for advertising and promotion on various online and offline channels.

Gross profit and gross margin

We recorded gross profit of RMB233.5 million, RMB140.7 million RMB100.7 million (US$13.9 million) for the years ended March 31, 2023, 2024 and 2025, respectively.

In the years ended March 31, 2023, 2024 and 2025, our overall gross margin was 21.4%, 19.8% and 21.5%, respectively. During the same period, the gross margin of product sales was 19.6%, 17.6% and 16.5%, and the gross margin of online marketing and information services was 63.6%, 71.0% and 78.2%, respectively.

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

	For the Year Ended March 31,
	2023			2024			2025
	RMB	% of total operating expenses	% of total revenue	RMB	% of total operating expenses	% of total revenue	RMB	US$	% of total operating expenses	% of total revenue
	(in thousands, except for percentages)
Operating expenses:
Fulfillment expenses	126,295	42.5	11.6	59,506	29.2	8.4	35,571	4,902	22.1	7.6
Sales and marketing expenses	124,007	41.8	11.4	85,091	41.7	12.0	74,531	10,271	46.4	15.9
General and administrative expenses	46,554	15.7	4.3	59,265	29.1	8.4	50,609	6,974	31.5	10.8
Total operating expenses	296,856	100.0	27.3	203,862	100.0	28.8	160,711	22,147	100.0	34.3

Fulfillment expenses. Our fulfillment expenses consist primarily of warehousing, shipping and handling expenses for dispatching and delivering products to consumers, employee wages and benefits for the relevant personnel, customs clearance expenses and other related transaction costs. We will continue to improve our fulfillment and warehousing capabilities and reduce sales of certain products with high fulfillment expenses to improve our net profit margin. Moreover, with our increasing scale, we are able to gain more bargaining power with our brand partners, warehouse fulfillment centers, and delivery service providers, which will further improve the cost efficiency of our fulfillment process.

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

PRC

Generally, our PRC subsidiaries, the VIEs and their subsidiaries are subject to enterprise income tax on their taxable income in the PRC at a rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. Boqii (Shanghai) Information Technology Co., Ltd. obtained High and New Technology Enterprises, or HNTE, status in 2019 and is thus eligible to enjoy a preferential tax rate of 15% from 2019 to 2022, to the extent it has taxable income under the Enterprise Income Tax Law of the PRC, or EIT Law. On July 25, 2018, Boqii (Shanghai) Information Technology Co., Ltd. (“Shanghai Boqii”) was entitled to be “Software Enterprises.” According to the Enterprise Income Tax (“EIT”) Law and relevant regulations in the PRC, from the year of 2018, Shanghai Boqii could enjoy a tax holiday of 2-year EIT exemption and subsequently 3-year 12.5% preferential tax rate and the certificate expired until October 2023. For the years ended March 31, 2023, 2024 and 2025, Shanghai Boqii was subject to EIT rate at 12.5%,25% and 25%, respectively.

Since April 1, 2019, our pet product sales revenues have been subject to value-added tax at a rate of 13% and our pet foods sales revenues have been subject to value-added tax at a rate of 9%. Our services revenues are subject to value-added tax at a rate of 6%.

Under the EIT Law and its implementation rules, subject to any applicable tax treaty or similar arrangement between the PRC and the jurisdiction where the shareholders of our PRC subsidiaries reside that provides for a different income tax arrangement, PRC withholding tax at the rate of 10% is normally applicable to dividends from PRC sources payable to shareholders that are non-PRC resident enterprises, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business if the relevant income is not effectively connected with the establishment or place of business. Under the PRC Individual Income Tax Law and its implementation rules, dividends from sources within the PRC paid to foreign individual shareholders who are not PRC residents are generally subject to a PRC withholding tax at a rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties and PRC laws. Although majority of our business operations are based in the PRC, it is unclear whether dividends we pay with respect to our ordinary shares would be treated as income derived from sources within the PRC and as a result be subject to PRC income tax if we were considered a PRC resident enterprise, as described below. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

If we or any of our subsidiaries outside of the PRC was deemed to be a “resident enterprise” under the EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

Results of Operations

The following table summarizes our consolidated results of operations both in absolute amounts and as percentages of our total net revenues for the periods presented. The operating results in any historical period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended March 31,
	2023		2024		2025
	RMB	% of total net revenues	RMB	% of total net revenues	RMB	US$	% of total net revenues
	(in thousands, except for share and per share data)
Net revenues:
Product sales	1,048,491	96.0	680,143	95.9	431,294	59,434	92.0
Online marketing and information services and other revenue	43,603	4.0	29,209	4.1	37,600	5,181	8.0
Total net revenues	1,092,094	100.0	709,352	100.0	468,894	64,615	100
Total cost of revenues	(858,608)	(78.6)	(568,615)	(80.2)	(368,240)	(50,745)	(78.5)
Gross profit	233,486	21.4	140,737	19.8	100,654	13,870	21.5
Operating expenses:
Fulfillment expenses	(126,295)	(11.6)	(59,506)	(8.4)	(35,571)	(4,902)	(7.6)
Sales and marketing expenses	(124,007)	(11.4)	(85,091)	(12.0)	(74,531)	(10,271)	(15.9)
General and administrative expenses	(46,554)	(4.3)	(59,265)	(8.4)	(50,609)	(6,974)	(10.8)
Impairment of goodwill	(40,684)	(3.7)		-	-	-	-
Other income, net	286	0.0	2,966	0.4	736	101	0.2
Loss from operations	(103,768)	(9.5)	(60,159)	(8.5)	(59,321)	(8,176)	(12.6)

Interest income	7,420	0.7	2,638	0.4	972	135	0.2
Interest expense	(13,350)	(1.2)	(7,326)	(1.0)	(6,506)	(897)	(1.4)
Other gains/(loss), net	5,159	0.5	(3,994)	(0.6)	(236)	(33)	(0.1)
Fair value change of derivative liabilities	(2,266)	(0.2)	(1,034)	(0.1)	5,716	788	1.2
Loss before income tax expenses	(106,805)	(9.8)	(69,875)	(9.8)	(59,375)	(8,183)	(12.7)
Income tax benefit	911	0.1	927	0.1	801	110	0.2
Share of results of equity investee	(82)	0.0	50	0.0	(22)	(3)	0.0
Net loss	(105,976)	(9.7)	(68,898)	(9.7)	(58,596)	(8,076)	(12.5)
Less: Net loss attributable to the non-controlling interest shareholders	(3,177)	(0.3)	(5,234)	(0.7)	(4,471)	(615)	(1.0)
Net loss attributable to Boqii Holding Limited	(102,799)	(9.4)	(63,664)	(9.0)	(54,125)	(7,461)	(11.5)
Accretion on redeemable non-controlling interests to redemption value	(675)	(0.1)	(766)	(0.1)	(841)	(116)	(0.2)
Net loss attributable to Boqii Holding Limited’s ordinary shareholders	(103,474)	(9.5)	(64,430)	(9.1)	(54,966)	(7,577)	(11.7)
Net loss per share attributable to Boqii Holding Limited’s ordinary shareholders
Basic	(1.50)		(0.64)		(0.28)	(0.04)
Diluted	(1.50)		(0.64)		(0.28)	(0.04)
Weighted average number of ordinary shares
Basic	68,858,823		100,637,760		192,878,814	192,878,814
Diluted	68,858,823		100,637,760		192,878,814	192,878,814

Year Ended March 31, 2025 Compared to Year Ended March 31, 2024

Net revenues

Our net revenues decreased by 33.9% from RMB709.4 million for the year ended March 31, 2024 to RMB RMB468.9 million (US$64.6 million) for the year ended March 31, 2025. Net revenues generated from product sales decreased by 36.6% from RMB680.1 million for the year ended March 31, 2024 to RMB431.3 million (US$59.4 million) for the year ended March 31, 2025. Net revenues generated from our online marketing and information services increased by 28.7% from RMB29.2 million for the year ended March 31, 2024 to RMB37.6 million (US$5.2 million) for the year ended March 31, 2025. The decrease in net revenues for product sales was a result of our business strategy to focus more on increasing profitability instead of volume of sales. The increase in net revenues from online marketing and information services and other was due to expansion of services to existing customers and addition of new customers.

Cost of revenue

Our cost of revenue was RMB368.2 million (US$50.7 million) for the year ended March 31, 2025, representing a decrease of 35.2% from RMB568.6 million for the year ended March 31, 2024, in line with our decreased revenue.

Gross profit

Our overall gross profit decreased by 28.5% from RMB140.7 million for the year ended March 31, 2024 to RMB100.7 million (US$13.9 million) for the year ended March 31, 2024. Our overall gross margin increased from 19.8 % for the year ended March 31, 2024 to 21.5 % for the year ended March 31, 2025. The increase in gross margin was primarily attributed to the increase in service revenues, which traditionally carry higher gross margins.

Operating expenses

Our operating expenses decreased by 21.2% from RMB203.9 million for the year ended March 31, 2024 to RMB160.7 million (US$22.1 million) for the year ended March 31, 2024, for the following reasons:

Fulfillment expenses

Our fulfillment expenses decreased by 40.2 % from RMB59.5 million for the year ended March 31, 2024 to RMB35.6 million (US$ 4.9 million) for the year ended March 31, 2025. Fulfillment expenses as a percentage of total revenues were 7.6%, down from 8.4% in the year ended March 31, 2024, which is primarily due to the decrease in shipping and warehousing expenses, resulting from more utilization of fulfillment centers.

Sales and marketing expenses

Our sales and marketing expenses decreased by 12.4% from RMB85.1 million for the year ended March 31, 2024 to RMB74.5 million (US$10.3 million) for the year ended March 31, 2025. The decrease was primarily due to (i) the decrease in salary and benefits of RMB9.3 million due to employee layoffs; and (ii) the decrease in third-party platform commission fees of RMB3.6 million due to decrease in revenues.

General and administrative expenses

Our general and administrative expenses were RMB50.6 million (US$7.0 million), decreased by 14.6%, as compared to RMB59.3 million in the fiscal year 2024. The decrease was primarily due to (i) the decrease in salary and benefits of RMB5.2 million due to employee layoffs; and (ii) the decrease in allowance for expected credit losses of RMB2.7 million from the receivables due from third parties.

Other income, net

We had other income, net of RMB3.0 million and RMB0.7 million (US$0.1 million) for the year ended March 31, 2024 and 2025, respectively, which was mainly attributable to government subsidies received in the respective periods.

Loss from operations

As a result of the foregoing, our loss from operations decreased by 1.4% from RMB60.2 million for the year ended March 31, 2024 to RMB59.3 million (US$8.2 million) for the year ended March 31, 2025.

Interest income

Our interest income was RMB1.0 million (US$0.1 million) for the year ended March 31, 2025, compared to RMB2.6 million for the year ended March 31, 2024. The decrease was primarily attributable to a lower balance of bank deposits.

Interest expense

Our interest expense was RMB6.5 million (US$0.9 million) for the year ended March 31, 2025, compared to RMB7.3 million for the year ended March 31, 2024. The decrease was primarily attributable to a decrease in the bank loans.

Other loss, net

We recorded other losses, net of RMB0.2 million (US$0.03 million) for the year ended March 31, 2025, compared to other losses, net of RMB4.0 million for the year ended March 31, 2024.

Net loss

As a result of the foregoing, our net loss decreased by 15.0% from RMB68.9 million for the year ended March 31, 2024 to RMB58.6 million (US$8.1 million) for the year ended March 31, 2025.

Year Ended March 31, 2024 Compared to Year Ended March 31, 2023

For a detailed description of the comparison of our operating results for the year ended March 31, 2024 to the year ended March 31, 2023, see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Year ended March 31, 2024 Compared to Year ended March 31, 2023” beginning on page 104 of our annual report on Form 20-F for the year ended March 31, 2024 initially filed with the SEC on October 29, 2024 (File No. 001-39547).

5.B Liquidity and Capital Resources

Cash flows and working capital

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended March 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Net cash flows used in operating activities	(54,069)	(25,428)	(66,832)	(9,210)
Net cash flows (used in)/generated from investing activities	46,496	47,814	24,599	3,389
Net cash flows generated from/(used in) financing activities	(76,656)	(33,132)	8,150	1,124
Net increase/(decrease) in cash and cash equivalents	(84,229)	(10,746)	(34,083)	(4,697)
Cash and cash equivalents at beginning of the year	162,855	89,850	72,722	10,021
Effects of foreign exchange rate changes on cash and cash equivalents	11,224	(6,382)	20	3
Cash and cash equivalents at the end of the period	89,850	72,722	38,659	5,327

Historically, we have not been profitable or generated positive operating cash flows. Our principal source of liquidity has been cash generated from financing activities. As of March 31, 2023, 2024 and 2025, we had RMB89.9 million, RMB72.7 million and RMB38.7 million (US$5.3 million) in cash and cash equivalents, respectively. Our cash and cash equivalents consist primarily of cash on hand and demand deposits placed with banks and third-party payment processors, which are unrestricted as to withdrawal or use, have original maturities of three months or less at the time of purchase and are readily convertible to known amounts of cash. Our cash and cash equivalents are primarily denominated in Renminbi.

 We had a positive working capital, representing the difference between total current assets and total current liabilities, of RMB210.0 million, RMB206.2 million and RMB176.5 million (US$24.3 million) as of March 31, 2023, 2024 and 2025, respectively. As of March 31, 2025, our total current liabilities were RMB45.9 million (US$6.3 million), which primarily included short-term borrowings, accounts payable, accrued liabilities and other current liabilities and derivative liabilities. We recorded RMB9.1 million (US$1.2 million) in short-term borrowings as of March 31, 2025. The RMB5.06 million in short-term borrowings outstanding as of March 31, 2025, has been settled as of the date of this report. We recorded RMB19.6 million (US$2.7 million) in accounts payable as of March 31, 2025. A substantial majority of our accounts payable is due to brand partners, with a credit period between 30 to 60 days. We recorded RMB11.9 million (US$1.6 million) in accrued liabilities and other current liabilities as of March 31, 2025, which primarily included logistics expenses payable, refund obligation of sales returns, advances from customers and payable for investment. We recorded RMB0.005 million (US$0.0001 million) in derivative liabilities as of March 31, 2025. We assessed the embedded warrants along with the conversion features of Yoken Series A-1 Warrant, and concluded that this is required to be bifurcated and accounted for separately as derivative liabilities.

Despite the fact that we had a positive working capital as of March 31, 2025, working capital constraints have in the past limited, and may continue to limit, our ability to grow revenues, especially with emerging brands that generally require larger inventory investments during their early commercial development. Working capital deficits will restrict our liquidity position and have a negative impact on our ability to repay current liabilities. Our inability to take actions that address our working capital deficit in a timely and efficient manner, including prudently managing our working capital, or raising additional equity or debt financing on terms that are acceptable to us when necessary, could materially adversely affect our liquidity, results of operations, financial condition and ability to operate. We believe that our current cash, cash equivalents and short-term investments and borrowings will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

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

Operating activities

Net cash used in operating activities was RMB66.8 million (US$9.2 million) for the year ended March 31, 2025. The difference between our net loss of RMB58.6 million (US$8.1 million) and the net cash used in operating activities for the year ended March 31, 2025 was primarily attributable to (i) an increase in prepayments and other current assets of RMB26.7 million (US$3.7 million),(ii) an increase in due from related parties of RMB13.3 million (US$1.8 million) and (iii) a decrease in operating lease liabilities of RMB10.1 million (US$1.4 million), partially offset by (i) a decrease in inventories of RMB15.1 million (US$2.1 million), (ii) a decrease in accounts receivable of RMB21.3 million (US$2.9 million), and (iv) amortization of right-of-use assets of RMB9.5 million (US$1.3 million) in the year ended March 31, 2025.

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

Investing activities

Net cash generated from investing activities was RMB24.6 million (US$3.4 million) for the year ended March 31, 2025, which was primarily attributable to an increase in short-term investments of RMB4.0 million (US$0.6 million), partially offset by recovery of deposits used in connection with future acquisitions of RMB29.1 million (US$4.0 million).

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

Financing activities

Net cash generated from financing activities was RMB8.2 million (US$1.1 million) for the year ended March 31, 2025, which was primarily attributable to (i) repayments of short-term and long-term borrowings of RMB37.7 million (US$5.2 million), and(ii) repayments of other debts of RMB10.0 million (US$1.4 million), partially offset by (i) proceeds from short-term and long-term borrowings of RMB31.5 million (US$4.3 million), (ii) proceeds from issuance of other debts of RMB9.8 million (US$1.4 million), and (iii) proceeds from issuance of ADSs and ordinary shares, net of issuance costs of RMB14.5 million (US$2.0 million).

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

Capital Expenditures

Our capital expenditures are incurred primarily in connection with purchase of fixed assets, including electronic equipment, office equipment and vehicles, and intangible assets. Our capital expenditures were RMB1.9  million, RMB0.6 million and RMB3.3 million (US$0.5 million) for the years ended March 31, 2023, 2024 and 2025, respectively. We intend to fund our future capital expenditures with our existing cash balance and proceeds from our bank loans and equity or debt offerings.

Contractual Obligations

As of March 31, 2025, we had borrowings of RMB9.1 million (US$1.2 million), interest payable of RMB0.16 million (US$0.02 million), which are to be paid within one year. The borrowings and interest payable represent our borrowings from commercial banks or other financial institutions for our working capital and the corresponding interests payable.

As of the same date, we also had operating lease commitments of RMB2.3 million (US$0.3 million) and RMB0.9 million (US$0.1 million), which are to be paid within one year and between one to three years, respectively. Our operating lease commitments relate to our leases of offices and warehouses.

We intend to fund our existing and future material cash requirements with our existing cash balance and other financing alternatives. We will continue to make cash commitments, including capital expenditures to support the short-term and/or long-term growth of our business.

Holding Company Structure

Boqii is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and the VIEs and their subsidiaries in the PRC. For the year ended March 31, 2023, 2024 and 2025, the amount of revenues generated by the VIEs accounted for 79.9%, 71.2% and 55.3%, respectively, of our total net revenues.

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

Our ability to pay dividends depends upon dividends paid by our subsidiaries which, in turn, depends on the payment of the service fees to our PRC subsidiaries by the VIEs in the PRC pursuant to certain contractual arrangements among our PRC subsidiaries, the VIEs and the VIEs’ shareholders. Considering the future operating and cash flow needs of the VIEs, for the years ended March 31, 2023, 2024 and 2025, no service fees were charged to the VIEs by the WFOEs, and no payments were made by the VIEs. The ability of our subsidiaries in China to make dividends or other cash payments to us is subject to various restrictions under PRC laws and regulations. Our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. In accordance with PRC company laws and the Foreign Investment Law, the VIEs and subsidiaries in China must make appropriations from their after-tax profit to non-distributable reserve funds including (i) the statutory surplus fund and (ii) the discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the VIEs. Appropriation to the discretionary surplus fund is made at the discretion of the VIEs. For associated risks, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.” Additionally, if our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

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

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended March 31, 2025 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

Impairment of long-lived assets other than goodwill

Long-lived assets (including property and equipment and amortizable intangible assets) are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than we had originally estimated. When these events occur, we evaluate the impairment by comparing carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, we recognize an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charges were recognized for the years ended March 31, 2023, 2024 and 2025.

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

There is only one reporting unit in our company. Therefore, the goodwill assessment was performed for our company on consolidated level as one reporting unit. As of March 31, 2025, there was no goodwill recorded.

Long-term investments

Our investments include equity method investments, equity securities with readily determinable fair values and available-for-sale securities.

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

Debt securities that we have the intent to hold the security for an indefinite period or may sell the security in response to the changes in economic conditions are classified as available-for-sale securities and reported at fair value. Unrealized gains and losses (other than impairment losses) are reported, net of the related tax effect, in other comprehensive income. Upon sale, realized gains and losses are reported in net income.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Hao (Louis) Liang	46	Director, Chairman and Chief Executive Officer
Yingzhi (Lisa) Tang	45	Director, Co-Chief Executive Officer and Chief Financial Officer
Guangyu Luo	46	Independent Director
Su Zhang	52	Independent Director
Chao Guo	41	Senior Vice President

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

Guangyu Luo has served as our Independent Director since January 2025. Mr. Luo has worked in enterprise management, artificial intelligence, technology architecture, and financial management industries for more than 20 years. He currently serves as the founder, Chief Technology Officer, and Chief Financial Officer of Shenzhen JuShu Network Group (“JuShu Group”), a company mainly featuring construction and implementation of technology projects, where Mr. Luo is responsible for JuShu Group's operations and finance. Prior to JuShu Group, Mr. Luo founded Shenzhen Zhonglian Unlimited Co., Ltd., a technology development platform company, in 2013 and served as the Chief Technology Officer and Financial Controller from 2013 to 2017. Prior to Shenzhen Zhonglian, Mr. Luo served at Huawei Technologies Co., Ltd. from 2001 to 2013, as a project manager, system architect, and overall domain architect. Mr. Luo graduated from Guilin Institute of Electronic Technology with a Bachelor's degree in Computer Software in 2001.

Su Zhang has served as our Independent Director since May 2023. Mr. Zhang, with over 28 years of experience in the technology and internet industry, has worked at international well-known technology enterprises for more than 20 years. Mr. Zhang obtained his bachelor’s degree in automatic control in Information and Control Engineering from Xi’an Jiaotong University in 1995.

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

6.B. Compensation

For the year ended March 31, 2025, we paid an aggregate of approximately RMB1.3 million (US$0.2 million) in cash to our executive officers, and we paid an aggregate of approximately RMB0.3 million (US$0.04 million) to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our directors and executive officers, see “Item 6. Directors, Senior Management and Employees-6.B. Compensation-Share Incentive Plan.”

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

Share Incentive Plan

Amended and Restated 2018 Global Share Plan

We adopted the 2018 Global Share Plan in August 2018, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. The 2018 Global Share Plan was last amended and restated in May 2022, and the total number of Class A ordinary shares reserved for awards to be granted to the eligible participants thereunder was increased by 25,000 Class A ordinary shares, in order to retain and attract talent to drive the long-term success of Boqii. After the increase, the maximum aggregate number of Class A ordinary shares that may be issued under the amended and restated 2018 Global Share Plan, or the Amended and Restated 2018 Global Share Plan, is 81,174.

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

As of March 31, 2025, options to purchase a total of 81,034 Class A ordinary shares were outstanding, excluding those that were forfeited or canceled, of which options to purchase 74,906 Class A ordinary shares had become vested and exercisable. The following table summarizes the number of ordinary shares underlying outstanding options that we granted to our directors and executive officers but have not been exercised under the Amended and Restated 2018 Global Share Plan as of the same date.

	Class A Ordinary Shares Underlying Options Granted	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Hao (Louis) Liang	4,946	16 to 660.8	Various dates from September 27, 2012 to April 12, 2023	Various dates from September 26, 2022 to April 11, 2033
Yingzhi (Lisa) Tang	2,372	16 to 660.8	Various dates from September 27, 2012 to April 12, 2023	Various dates from September 26, 2022 to April 11, 2033
Guangyu Luo	-	-	-	-
Su Zhang	-	-	-	-
Chao Guo	313	660.8	May 17, 2021	May 16, 2031
All directors and executive officers as a group	7,631

As of March 31, 2025, there were outstanding options to purchase 65,280 ordinary  shares that were granted to our employees, other than members of our senior management, with exercise prices ranging from US$0.016 per share to US$660.8 per share.

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

Audit Committee. Our audit committee consists of Mr. Guangyu Luo and Mr. Su Zhang. Mr. Guangyu Luo is the chairman of our audit committee. We have determined that each of Mr. Guangyu Luo and Mr. Su Zhang satisfies the “independence” requirements of Section 803 of the NYSE American LLC Company Guide and Rule 10A-3 under the Securities Exchange Act of 1934. We have determined that Mr. Guangyu Luo qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the consolidated financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Mr. Hao (Louis) Liang, Mr. Guangyu Luo and Ms. Yingzhi (Lisa) Tang, and is chaired by Mr. Hao (Louis) Liang. We have determined that Mr. Guangyu Luo satisfies the “independence” requirements of Section 803 of the NYSE American LLC Company Guide. The compensation committee assists the Board in reviewing and approving the compensation structure, including all forms of compensation, relating to our executive officers. Our executive officer may not be present at any committee meeting during which such executive officer’s performance or compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

6.D. Employees

We had 256, 241 and 158 full-time employees as of March 31, 2023, 2024 and 2025, respectively. The following table sets forth the number of our full-time employees by function as of March 31, 2025, and all of these full-time employees are based in China.

Function	Number of employees
Fulfillment	9
Sales and marketing	87
General and administrative	62
Total	158

Additionally, we also had 83 outsourced workers as of March 31, 2025, of whom 19 primarily support our customer services and 24 primarily support our fulfillment services.

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

Some of our employees are represented by labor unions. We believe that we maintain a good working relationship with our employees and labor unions. As of the date of this annual report, we have not experienced any material labor disputes.

6.E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of July 17, 2025 by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on 2,879,614 ordinary shares issued and outstanding as of July 17, 2025, comprising (i) 2,798,128 Class A ordinary shares and (ii) 81,486 Class B ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of July 17, 2025, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned as of July 17, 2025
	Class A ordinary shares	Class B ordinary shares	Total ordinary shares on an as- converted basis	% of beneficial ownership**	% of aggregate voting power***
Directors and Executive Officers: †
Hao (Louis) Liang(1)(3)	6,861	51,964	58,825	2.0%	23.6%
Yingzhi (Lisa) Tang(2)(3)	3,373	27,159	30,532	1.1%	12.3%
Guangyu Luo	-	-	-	-	-
Su Zhang	-	-	-	-	-
Chao Guo(4)	1,755	-	1,755	*	*
All directors and executive officers as a group	11,989	79,123	91,112	3.2%	36.0%
Principal Shareholder(s):
Merchant Tycoon Limited(5)	3,002	81,486	84,488	2.9%	36.9%

Notes:

*	Less than 1%.

**	For each person and group included in this column, percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 2,879,614, being the number of ordinary shares on an as-converted basis issued and outstanding as of July 17, 2025, and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days of July 17, 2025.

***	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to 20 votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

†	Except as otherwise indicated below, the business address of our directors and executive officers is Building 9, No. 388, Shengrong Road, Pudong New District, Shanghai 201210, People’s Republic of China.

(1)	Represents an aggregate of approximately 58,825 ordinary shares, consisting of (i) 63.77% of the 81,486 Class B ordinary shares (which is approximately 51,964 Class B ordinary shares) held of record by Merchant Tycoon Limited (“MTL”), a limited liability company incorporated under the laws of the British Virgin Islands; (ii) 63.77% of the 3,002 Class A ordinary shares (which is approximately 1,915 Class A ordinary shares) indirectly held by MTL through its 51% ownership of XINGMU Holding Limited (see Note (5) below); and (iii) 4,946 Class A ordinary shares underlying share options held by Hao (Louis) Liang that are exercisable within 60 days of July 17, 2025. Hao (Louis) Liang holds 63.77% of equity interest in MTL, which indirectly holds 3,002 Class A ordinary shares and directly holds 81,486 Class B ordinary shares in total. Therefore, Mr. Liang has the voting and investment power with respect to 63.77% of the ordinary shares that MTL beneficially owns. The registered address of MTL is Trinity Chambers, PO Box 4301, Road Town, Tortola, British Virgin Islands. Based on the terms of governing documents of MTL, Hao (Louis) Liang disclaims beneficial ownership of the ordinary shares beneficially owned by Yingzhi (Lisa) Tang and a former director through their respective shareholdings in MTL.

(2)	Represents an aggregate of approximately 30,532 ordinary shares, consisting of (i) 33.33% of the 81,486 Class B ordinary shares (which is approximately 27,159 Class B ordinary shares) held of record by MTL; (ii) 33.33% of the 3,002 Class A ordinary shares (which is approximately 1,001 Class A ordinary shares) indirectly held by MTL through its 51% ownership of XINGMU Holding Limited (see Note (5) below); and (iii) 2,372 Class A ordinary shares underlying share options held by Yingzhi (Lisa) Tang that are exercisable within 60 days of July 17, 2025. Yingzhi (Lisa) Tang holds 33.33% of equity interest in MTL, which indirectly holds 3,002 Class A ordinary shares and directly holds 81,486 Class B ordinary shares in total. Therefore, Ms. Tang has the voting and investment power with respect to 33.33% of the ordinary shares that MTL beneficially owns. The registered address of MTL is Trinity Chambers, PO Box 4301, Road Town, Tortola, British Virgin Islands. Based on the terms of governing documents of MTL, Yingzhi (Lisa) Tang disclaims beneficial ownership of the ordinary shares beneficially owned by Hao (Louis) Liang and a former director through their respective shareholdings in MTL.

(3)	Mr. Hao (Louis) Liang and Ms. Yingzhi (Lisa) Tang are spouses. Each of them disclaims beneficial ownership of all the ordinary shares beneficially owned by the other.

(4)	Represents an aggregate of approximately 1,755 ordinary shares, consisting of (i) approximately 1,442 Class A ordinary shares held by XINGMU Holding Limited, which is 49% owned by XINGMU Group Limited, a limited liability company incorporated under the laws of the British Virgin Islands. Mr. Guo holds a 50% ownership of XINGMU Group Limited and has the voting and investment power with respect to 24.5% of the 5,887 Class A Shares held by XINGMU Holding Limited; and (ii) 313 Class A ordinary shares underlying share options directly held by Chao Guo that are exercisable within 60 days of July 17, 2025. The registered address of XINGMU Group Limited is Craigmuir Chambers, Roan Town, Tortola, VG 1110, British Virgin Islands. Chao Guo disclaims beneficial ownership of the Class A ordinary shares beneficially owned by the other 50% holder of XINGMU Group Limited through their respective shareholdings in XINGMU Group Limited.

(5)	Represents an aggregate of approximately 84,488 ordinary shares, consisting of (i) approximately 3,002 Class A ordinary shares indirectly held by MTL through its 51% ownership of XINGMU Holding Limited; and (ii) 81,486 Class B ordinary shares held of record by MTL. MTL is a limited liability company incorporated under the laws of the British Virgin Islands. Each of Hao (Louis) Liang, Yingzhi (Lisa) Tang and a former director holds 63.77%, 33.33% and 2.9% of the equity interest in MTL, and beneficially owns approximately 51,964, 27,159 and 2,363 Class B ordinary shares directly held by MTL. The registered address of MTL is Trinity Chambers, PO Box 4301, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of July 17, 2025, we had one holder of record of our Class A ordinary shares in the United States, Cede & Co., the nominee of the Depositary Trust Company, which held 702,240 Class A ordinary shares, representing approximately 25.1% of our outstanding Class A ordinary shares. The number of holders of record and the shares they held is based exclusively upon the certified shareholder list provided by our transfer agent and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in the Company. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees-6.E. Share Ownership.”

7.B. Related Party Transactions

In January 2023 and June 2024, we made an advance payment of RMB 5.5 million and RMB 14.4 million, respectively, to Superb Origin International Limited for purchase of goods. As of March 31, 2024 and 2025, the balance of the advance payment was approximately RMB 4.1 million and RMB 18.7 million, respectively.

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

Dividend Policy

We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

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

ITEM 9. THE OFFER AND LISTING

9.A. Offering and Listing Details

Our ADSs were listed on NYSE since September 30, 2020 under the symbol “BQ.” On October 2, 2023, we transferred the listing of our ADSs from NYSE to NYSE American, under the same ticker symbol of “BQ.” Each ADS represents one hundred and fifty (150) Class A ordinary shares.

On July 11, 2025, trading of our ADSs was suspended, and our Class A ordinary shares commenced trading on the NYSE American under the same ticker symbol “BQ.”

9.B. Plan of Distribution

Not applicable.

9.C. Markets

Our Class A ordinary shares are listed on the NYSE American under the symbol “BQ.”

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

We incorporate by reference into this annual report our MAA, which was filed as Exhibit 3.1 to our report on Form 6-K filed with the SEC on July 11, 2025.

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

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

See Exhibit 2.4 to this annual report.

Differences in Corporate Law

See Exhibit 2.4 to this annual report.

10.C. Material Contracts

Securities Purchase Agreements and Registration Right Agreement dated February 13, 2025

For a description of the terms of these agreements, see “Item 4. Information on the Company—4.A. History and Development of the Company—Recent Development—Private Placement in February 2025.”

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

In terms of material tax consequences in the Cayman Islands, there are no other taxes likely to be material to us levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. Payments of dividends and capital in respect of the ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ordinary shares, nor will gains derived from the disposal of the ordinary shares be subject to Cayman Islands income or corporate tax.

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

In terms of material tax consequences to shareholders, if the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders. In addition, nonresident enterprise shareholders may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ordinary shares, if such gains are treated as derived from a PRC source. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders and any gain realized on the transfer of ordinary shares by such shareholders may be subject to PRC individual income tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to in practice, obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Item 3. Key Information-3.D.Risk Factors-Risks Related to Doing Business in China-If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

Material U.S. Federal Income Tax Considerations

The following are material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of our Class A ordinary shares, but this discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to own our A ordinary shares.

The following applies only to a U.S. Holder that holds the Class A ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not address all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including the alternative minimum tax, the Medicare contribution tax on net investment income and tax consequences applicable to U.S. Holders subject to special rules, such as:

●	certain financial institutions;

●	insurance companies;

●	regulated investment companies;

●	dealers or traders in securities that use a mark-to-market method of tax accounting;

●	persons holding Class A ordinary shares as part of a straddle, integrated or similar transaction;

●	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

●	entities classified as partnerships for U.S. federal income tax purposes and their partners;

●	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

●	persons that acquired Class A ordinary shares as compensation;

●	persons that own or are deemed to own Class A ordinary shares representing 10% or more of our voting power or value; or

●	persons holding Class A ordinary shares in connection with a trade or business outside the United States.

If a partnership (or other entity that is classified as a partnership for U.S. federal income tax purposes) owns Class A ordinary shares, the U.S. federal income tax treatment of a partner will depend on the status of the partner and the activities of the partnership. Partnerships owning Class A ordinary shares and their partners should consult their tax advisers as to their particular U.S. federal income tax consequences of owning and disposing of Class A ordinary shares.

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

As used herein, a “U.S. Holder” is a person that is, for U.S. federal income tax purposes, a beneficial owner of the Class A ordinary shares and:

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

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of Class A ordinary shares in their particular circumstances.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income (the “asset test”), or (ii) 75% or more of its gross income consists of passive income. For purposes of the above calculations, a non-U.S. corporation that owns (or is treated as owning for U.S. federal income tax purposes), directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and gains from financial investments. Cash is generally a passive asset for these purposes. Depending on the amount of cash we hold, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or any subsequent year, more than 50% of our assets may be assets which produce passive income. Our status as a PFIC is a fact-intensive determination made on an annual basis. We will make this determination following the end of any particular tax year. Taking into account the composition of our income and assets, we believe it is reasonable to take the position that we were not a PFIC for our taxable year ended on March 31, 2025. However, due to the uncertainty described above, as well as uncertainties regarding the characterization and value of certain of our assets for purposes of the asset test, our PFIC status for our taxable year ended on March 31, 2025 is not entirely clear and the Internal Revenue Service may assert that we were a PFIC for that year. Moreover, it is not entirely clear how the contractual arrangements between us, the VIEs and their nominal shareholders will be treated for purposes of the PFIC rules, and we may be or become a PFIC if the VIEs are not treated as owned by us for these purposes.

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

If we are a PFIC for any taxable year during which a U.S. Holder owns Class A ordinary shares, and unless the mark-to-market election described in the subsequent paragraph applies, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of its Class A ordinary shares will be allocated ratably over its holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge will be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any taxable year on its Class A ordinary shares exceed 125% of the average of the annual distributions on the Class A ordinary shares received during the preceding three taxable years or the U.S. Holder’s holding period, whichever is shorter, such excess distributions will be subject to taxation in the same manner. If we are a PFIC for any taxable year during which a U.S. Holder owns Class A ordinary shares, we will continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns the Class A ordinary shares, even if we cease to meet the threshold requirements for PFIC status, unless the U.S. Holder makes a timely “deemed sale” election, in which case any gain on the deemed sale will be taxed under the PFIC rules described above. U.S. Holders should consult their tax advisers regarding the advisability of making a deemed sale election in the event that we are a PFIC for any taxable year and cease to be a PFIC thereafter.

Alternatively, if we are a PFIC and if the Class A ordinary shares are “regularly traded” on a “qualified exchange,” a U.S. Holder of Class A ordinary shares may be able to make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The Class A ordinary shares will be treated as regularly traded for any calendar year in which more than a de minimis quantity of the Class A ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter. The NYSE American, where the Class A ordinary shares are listed, is a qualified exchange for this purpose, but there is no assurance that our Class A ordinary shares will be regularly traded. If a U.S. Holder of Class A ordinary shares makes the mark-to-market election, the U.S. Holder will recognize as ordinary income any excess of the fair market value of the Class A ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the Class A ordinary shares over their fair market value at the end of the taxable year to the extent of the net amount of income previously included as a result of the mark-to-market election. If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the Class A ordinary shares will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of Class A ordinary shares in a year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If a U.S. Holder makes the mark-to-market election, distributions paid on Class A ordinary shares will be treated as discussed under “-Taxation of Distributions” below. U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances. In particular, U.S. Holders should consider carefully the impact of a mark-to-market election with respect to their Class A ordinary shares given that we may have Lower-tier PFICs, and there is no provision in the Code, Treasury Regulations or other official guidance that would permit U.S. Holders to make a mark-to-market election with respect to any Lower-tier PFIC, the shares of which are not regularly traded. Therefore, if we are a PFIC for any taxable year, a U.S. Holder could be subject to the general PFIC rules described in the preceding paragraph with respect to any Lower-tier PFIC, even if the U.S. Holder makes a mark-to-market election with respect to us. A mark-to-market election will not be available for Class A ordinary shares unless they are regularly traded on a qualified exchange. Our Class A ordinary shares currently are not listed on any exchange and therefore, if our Class A ordinary shares are delisted from trading on the NYSE American, a mark-to-market election will not be available.

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

If we are a PFIC for any taxable year during which a U.S. Holder owns any Class A ordinary shares, subject to certain limited exceptions set forth in applicable Treasury Regulations the U.S. Holder will be required to file annual reports with the Internal Revenue Service. U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC for any taxable year and the potential application of the PFIC rules to their ownership of Class A ordinary shares.

Taxation of Distributions

The following is subject to the discussion under “-Passive Foreign Investment Company Rules” above.

Distributions paid on the Class A ordinary shares, other than certain pro rata distributions of Class A ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions will be reported by financial intermediaries to U.S. Holders as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations, dividends paid on our Class A ordinary shares to certain non-corporate U.S. Holders may be taxable at a favorable rate, provided that we are not a PFIC for our taxable year in which the dividend is paid or the preceding taxable year. Furthermore, assuming we are not entitled to the benefits of the Treaty (which is the position we have taken), the favorable tax rate will not apply if our Class A ordinary shares are delisted from trading on the NYSE American. Non-corporate U.S. Holders should consult their tax advisers to determine whether the favorable rate may apply to dividends, if any, and whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s. The amount of any dividend income paid in non-U.S. currency will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the amount received. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

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

Sale or Other Taxable Disposition of Our Class A Ordinary Shares

The following is subject to the discussion under “-Passive Foreign Investment Company Rules” above.

A U.S. Holder will recognize capital gain or loss on a sale or other taxable disposition of Class A ordinary shares in an amount equal to the difference between the amount realized on the sale or disposition and the U.S. Holder’s tax basis in the Class A ordinary shares disposed of, in each case as determined in U.S. dollars. Such gain or loss will be long-term capital gain or loss if at the time of the sale or disposition the U.S. Holder has owned the Class A ordinary shares for more than one year. Long-term capital gains recognized by non-corporate U.S. Holders are subject to tax rates that are lower than those applicable to ordinary income. The deductibility of capital losses is subject to limitations.

As described in “-People’s Republic of China Taxation”, gains on the sale of Class A ordinary shares may be subject to PRC taxes. Under the Code, capital gains of U.S. persons are generally treated as U.S. source income. However, a U.S. Holder that is eligible for Treaty benefits may be able to elect to treat the gain as foreign-source income under the Treaty and claim foreign tax credit in respect of any PRC tax on dispositions. Under certain Treasury Regulations, a U.S. Holder generally will be precluded from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of Class A ordinary shares if the U.S. Holder unless the U.S. Holder is eligible for Treaty benefits and elects to apply them. However, if a U.S. Holder is so precluded from claiming a foreign tax credit, it is possible that any PRC taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. The rules governing foreign tax credits and deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisers regarding the consequences of the imposition of any PRC tax on disposition gains, including the Treaty’s resourcing rule, the eligibility for the benefits of the Treaty in the U.S. Holders’ circumstances, the obligation to report a Treaty-based return position and any limitation on the creditability or deductibility of any PRC tax on disposition gains in their particular circumstances.

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

Certain U.S. Holders who are individuals (or certain specified entities) may be required to report information relating to their ownership of Class A ordinary shares or non-U.S. accounts through which Class A ordinary shares are held. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to Class A ordinary shares.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign currency exchange rate risk

The appreciation of RMB against US$ was approximately 8.5% in 2023. The depreciation of RMB against US$ was approximately 1.7% in 2024. The depreciation of RMB against US$ was approximately 1.5% in 2025. It is difficult to predict how market forces or the PRC or the U.S. government policy may impact the exchange rate between RMB and US$ in the future.

To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of RMB against the U.S. dollar would reduce the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares, servicing our outstanding debt, or for other business purposes, appreciation of the U.S. dollar against the RMB would reduce the U.S. dollar amounts available to us.

As of March 31, 2025, we had RMB-denominated cash and cash equivalents of approximately RMB13.3 million (US$1.9 million). A 10% depreciation of RMB against U.S. dollar based on the foreign exchange rate on March 31, 2025 would result in a decrease of approximately US$0.2 million in cash and cash equivalents. A 10% appreciation of RMB against U.S. dollar based on the foreign exchange rate on March 31, 2025 would result in an increase of approximately US$0.2 million in cash and cash equivalents.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Our interest rate risk arises primarily from long-term borrowings. As of March 31, 2025, we had not obtained long-term bank borrowings. Borrowings issued at variable rates and fixed rates expose us to cash flow interest rate risk and fair value interest rate risk respectively. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

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

Concentration of customers and suppliers

Substantially all revenue was derived from customers located in China. There are no customers from whom revenues individually represent greater than 10% of the total revenues of the Company for the year ended March 31, 2023. Revenues from Zhejiang HaoChao Network Technology Co., Ltd accounts for approximately 11.4% and 28.0% of the total revenues of the Company for the years ended March 31, 2024 and 2025, respectively. Royal Canin China Co., Ltd. contributed to approximately 22%, 26%, and 33% of our total purchases as for the year ended March 31, 2023, 2024 and 2025, respectively.

There were no customers from whom accounts receivable individually represented greater than 10% of the total accounts receivable of the Company as of March 31, 2023, 2024 and 2025, respectively.

As of March 31, 2023, there were no supplier’s accounts payable that exceeded 10% of the Company’s total accounts payable;

As of March 31, 2024, accounts payable to Heze Jianuojia Pet Products Co., Ltd accounted for approximately 10% of the Company’s aggregate accounts payable;

As of March 31, 2025, accounts payable to Heze Jianuojia Pet Products Co., Ltd and Royal Canin China Co., Ltd accounted for approximately 10% and 17% of the Company’s aggregate accounts payable, respectively.

Inflation risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for March 2023, 2024, and 2025 were increases of approximately 0.7%, 0.1%, and decrease of 0.1%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

 Not applicable.

PART II

ITEM 13. ITEM DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A. - 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remains unchanged.

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

Based upon that evaluation, our management has concluded that, as of March 31, 2025, due to the outstanding material weakness described below, our disclosure controls and procedures were not effective. We started to undertake steps to remediate the material weakness in our disclosure controls and procedures as set forth below under “Internal Control over Financial Reporting.”

Internal Control Over Financial Reporting

In preparing our consolidated financial statements for the year ended March 31, 2025, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified is lack of sufficient documented financial closing policies and procedures, specifically those related to period end logistics expenses cut-off and accruals and vendor rebate accruals.

We are in the process of implementing a number of measures to address this material weakness identified, including: (i) continuing to enhance accounting policies and closing procedures to improve the quality and accuracy of our period end financing closing process with respect to the preparation of U.S. GAAP financial statements, and (ii) enhancing segregation of responsibilities in financial decision-making processes so that no single executive will have unilateral authority to approve transactions that pose potential risks to the Company’s financial health or governance standards.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. See “Item 3. Key Information-3.D. Risk Factors-Risks Relating to Our Business and Industry-We have identified material weaknesses in our internal control over financial reporting for the year ended March 31, 2025. If we fail to adequately remediate those weaknesses or otherwise develop and maintain an effective system of internal control over financial reporting, or if we experience additional material weaknesses in the future, we may be unable to accurately report our financial results or prevent fraud, or comply with the accounting and reporting requirements applicable to public companies, which may adversely affect investor confidence in us and the market price of our shares.” and “Item 3. Key Information-3.D. Risk Factors-Risks Relating to Our Business and Industry-If we fail to implement and maintain an effective system of internal control, we may be unable to accurately report our operating results, meet our reporting obligations or prevent fraud.”

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

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of March 31, 2025 due to the material weakness identified in our internal control over financial reporting as described above.

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

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the period covered by this annual report on Form 20-F that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

None.

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Mr. Guangyu Luo and Mr. Su Zhang. Mr. Guangyu Luo is the chairman of our audit committee. We have determined that each of Mr. Guangyu Luo and Mr. Su Zhang satisfies the “independence” requirements of Section 803 of the NYSE American LLC Company Guide and Rule 10A-3 under the Exchange Act. We have determined that Mr. Guangyu Luo qualifies as an “audit committee financial expert.”

ITEM 16.B. CODE OF ETHICS

Our Board has adopted a code of business conduct and ethics that applies to all of our directors, officers, employees, including certain provisions that specifically apply to our principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as Exhibit 99.1 of our registration statement on Form F-1, as amended (File No. 333-248641), initially filed with the SEC on September 8, 2020, and posted a copy of our code of business conduct and ethics on our website at https://ir.boqii.com/. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten business days after we receive such person’s written request.

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

	Year Ended March 31,
	2024	2025
	RMB	RMB	US$
	(in thousands)
Audit Fees(1)	9,437	2,163	298
Audit-related fees	-	-	-
Tax fees	-	-	-
All Other Fees	-	-	-
Total	9,437	2,163	298

Notes:

(1)	Audit Fees. Audit fees mean the aggregate fees billed in each of the fiscal periods listed for professional services rendered by our former and current principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.

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

In connection with PwC’s audit of the Company’s consolidated financial statements for the fiscal years ended March 31, 2023 and 2022 and the subsequent interim period through July 26, 2024, there were no disagreements (as that term is used in Item 16F(a)(1)(iv) of Form 20-F) with PwC on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedures which, if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the subject matters of the disagreements in connection with its reports. There were no reportable events (as that term is described in Item 16F(a)(1)(v) of Form 20-F) during the fiscal years ended March 31, 2023 and 2022 or in the subsequent interim period through July 26, 2024, other than as disclosed in the Company’s Form 20-F for the fiscal year ended March 31, 2024.

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

The Company provided PwC with a copy of the forgoing disclosure and requested PwC to furnish the Company with a letter addressed to the SEC stating whether or not PwC agrees with the above statements. A copy of PwC’s letter, dated October 29, 2024, is filed as Exhibit 16.1 to the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2024.

During the two fiscal years ended March 31, 2023 and 2024 and in the subsequent interim period through July 26, 2024, neither the Company nor anyone on its behalf consulted Assentsure with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed; or (ii) the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company by Assentsure that was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue. Additionally, during the two fiscal years ended March 31, 2023 and 2024 and in the subsequent interim period through July 26, 2024, neither the Company nor anyone on its behalf consulted Assentsure with respect to any matter that was either the subject of a disagreement (as that term is used in Item 16F(a)(1)(iv) of Form 20-F) or a reportable event (as that term is described in Item 16F(a)(1)(v) of Form 20-F).

ITEM 16.G. CORPORATE GOVERNANCE

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our Class A ordinary shares are listed on the NYSE American. We are therefore required to comply with certain of the NYSE American’s corporate governance listing standards, or the NYSE American Standards. As a foreign private issuer, we are permitted to follow home country practice in lieu of NYSE American Standards with limited exceptions.

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

We have developed a comprehensive cybersecurity threat defense system to address both internal and external threats. This system encompasses various levels, including network, host and application security and incorporates systematic security capabilities for threat defense, monitoring, analysis, response, deception and countermeasures. We strive to manage cybersecurity risks and protect sensitive information through various means, such as technical safeguards, procedural requirements, an intensive program of monitoring on our corporate network, continuous testing of aspects of our security posture internally, a robust incident response program and regular cybersecurity awareness training for employees. Besides, we engage third-party service providers to assess our internal cybersecurity programs and compliance with applicable practices and standards. Our IT department works closely with third-party service providers to ensure their compliance with our cybersecurity standards and to assess risks arising from our engagements with them. Our information security department regularly monitors the performance of our apps, platforms and infrastructure to enable us to respond quickly to potential problems, including potential cybersecurity threats.

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

At management level, our chief executive officer, chief financial officer and cybersecurity officer, which are collectively referred to as our Cybersecurity Risk Management Officers, are responsible for assessing, identifying and managing material risks from cybersecurity threats to our company and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incidents. Our Cybersecurity Risk Management Officers report  to our Board (i) on a quarterly basis on updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the relevant disclosure issues, if any, and (ii) on disclosure concerning cybersecurity matters in our annual report on Form 20-F. Our cybersecurity officer is familiar with our company’s operational and data collection practice. Our cybersecurity officer also possesses thorough knowledge of the relevant information security and data compliance regulations.

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1	Fourteenth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.1 to our report on Form 6-K filed with the SEC on July 11, 2025)

2.1*	Registrant’s Specimen Certificate for Class A Ordinary Shares

2.2*	Description of Securities registered under Section 12 of the Exchange Act

4.1	The Amended and Restated 2018 Global Share Plan (incorporated by reference to Exhibit 10.1 to our registration statement on Form S-8 (File No. 333-265313), as amended, initially filed with the SEC on May 31, 2022)

4.2	Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.3	Form of Employment Agreement between the Registrant and a director or executive officer of the Registrant (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.4	Tenth Amended and Restated Warrant Holders and Shareholders Agreement by and among the Registrant, its ordinary shareholder, preferred shareholders and other parties named therein dated August 19, 2020 (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.5	English translation of Equity Pledge Agreement entered on October 16, 2019, by and between Shanghai Xincheng, Shanghai Guangcheng, and then shareholders of Shanghai Guangcheng (incorporated by reference to Exhibit 10.8 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.6	English translation of Equity Pledge Agreement entered on August 4, 2020 by and between Shanghai Xincheng, Shanghai Guangcheng, and Shanghai Chelin Information Technology Center (Limited Partnership), and then shareholders of Shanghai Guangcheng (incorporated by reference to Exhibit 10.9 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.7	English translation of Exclusive Call Option Agreement entered on August 4, 2020, by and between Shanghai Xincheng, Shanghai Guangcheng and then shareholders of Shanghai Guangcheng (incorporated by reference to Exhibit 10.10 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.8	English translation of Exclusive Technical Consulting and Service Agreement entered into on August 4, 2020 by and between Shanghai Xincheng and Shanghai Guangcheng (incorporated by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.9	English translation of Intellectual Property License Agreement entered into on August 4, 2020 by and between Shanghai Xincheng and Shanghai Guangcheng (incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.10	English translation of Shareholders’ Voting Rights Proxy Agreement entered into on August 4, 2020, by and among Shanghai Xincheng, Shanghai Guangcheng, and then shareholders of Shanghai Guangcheng (incorporated by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.11	English translation of Equity Pledge Agreement entered on September 26, 2019, by and between Xingmu WFOE, Nanjing Xingmu, and certain shareholders of Nanjing Xingmu (incorporated by reference to Exhibit 10.15 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.12	English translation of Exclusive Call Option Agreement entered on September 26, 2019, by and between Xingmu WFOE, Nanjing Xingmu and certain shareholders of Nanjing Xingmu (incorporated by reference to Exhibit 10.16 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

Exhibit Number	Description of Document
4.13	English translation of Exclusive Technical Consulting and Service Agreement entered into on September 26, 2019 by and between Xingmu WFOE and Nanjing Xingmu (incorporated by reference to Exhibit 10.12 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.14	English translation of Intellectual Property License Agreement entered into on September 26, 2019 by and between Xingmu WFOE and Nanjing Xingmu (incorporated by reference to Exhibit 10.13 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.15	English translation of Shareholders’ Voting Rights Proxy Agreement entered into on September 26, 2019, by and among Xingmu WFOE, Nanjing Xingmu, and certain shareholders of Nanjing Xingmu (incorporated by reference to Exhibit 10.14 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.16	English translation of Spousal Consent Letter signed by Ms. Jiajia Chen dated September 26, 2019 (incorporated by reference to Exhibit 10.18 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.17	English translation of Spousal Consent Letter signed by Ms. Yan Wang dated September 26, 2019 (incorporated by reference to Exhibit 10.19 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.18	English translation of Equity Pledge Agreement entered on June 18, 2021, by and between Shanghai Xincheng, Suzhou Taicheng, and certain shareholders of Suzhou Taicheng (incorporated by reference to Exhibit 4.19 to our annual report on Form 20-F for the year ended March 31, 2022, as amended, initially filed with the SEC on July 27, 2022)

4.19	English translation of Exclusive Call Option Agreement entered on June 18, 2021, by and between Shanghai Xincheng, Suzhou Taicheng and certain shareholders of Suzhou Taicheng (incorporated by reference to Exhibit 4.20 to our annual report on Form 20-F for the year ended March 31, 2022, as amended, initially filed with the SEC on July 27, 2022)

4.20	English translation of Exclusive Technical Consulting and Service Agreement entered into on June 18, 2021 by and between Shanghai Xincheng and Suzhou Taicheng (incorporated by reference to Exhibit 4.21 to our annual report on Form 20-F for the year ended March 31, 2022, as amended, initially filed with the SEC on July 27, 2022)

4.21	English translation of Intellectual Property License Agreement entered into on June 18, 2021 by and between Shanghai Xincheng and Suzhou Taicheng (incorporated by reference to Exhibit 4.22 to our annual report on Form 20-F for the year ended March 31, 2022, as amended, initially filed with the SEC on July 27, 2022)

4.22	English translation of Shareholders’ Voting Rights Proxy Agreement entered into on June 18, 2021, by and among Shanghai Xincheng, Suzhou Taicheng, and certain shareholders of Suzhou Taicheng (incorporated by reference to Exhibit 4.23 to our annual report on Form 20-F for the year ended March 31, 2022, as amended, initially filed with the SEC on July 27, 2022)

4.23	English translation of Supplement Shareholders’ Voting Rights Proxy Agreement entered into on September 25, 2022, by and among Shanghai Xincheng, Shanghai Guangcheng, and the shareholder of Shanghai Guangcheng (incorporated by reference to Exhibit 4.6 to our registration statement on Form F-3 (File No. 333-267919), as amended, filed with the SEC on October 18, 2022)

4.24	English translation of Equity Pledge Agreement entered into on September 25, 2022, by and among Shanghai Xincheng, Shanghai Guangcheng, and the shareholder of Shanghai Guangcheng (incorporated by reference to Exhibit 4.6 to our registration statement on Form F-3 (File No. 333-267919), as amended, initially filed with the SEC on November 15, 2022)

4.25	English translation of Supplement Exclusive Option Agreement entered into on September 25, 2022, by and among Shanghai Xincheng, Shanghai Guangcheng, and the shareholder of Shanghai Guangcheng (incorporated by reference to Exhibit 4.8 to our registration statement on Form F-3 (File No. 333-267919), as amended, initially filed with the SEC on October 18, 2022)

4.26	English translation of Supplement Loan Agreement entered into on September 25, 2022, by and between Shanghai Xincheng and the shareholder of Shanghai Guangcheng (incorporated by reference to Exhibit 4.9 to our registration statement on Form F-3 (File No. 333-267919), as amended, initially filed with the SEC on October 18, 2022)

4.27	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to our report on Form 6-K filed with the SEC on February 20, 2025)

4.28	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to our report on Form 6-K filed with the SEC on February 20, 2025)

8.1	Principal Subsidiaries and VIEs of the Registrant (incorporated by reference to Exhibit 8.1 to our annual report on Form 20-F for the year ended March 31, 2024, filed with the SEC on October 29, 2024)

Exhibit Number	Description of Document
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

11.2	Insider Trading Policy(incorporated by reference to Exhibit 11.2 to our annual report on Form 20-F for the year ended March 31, 2024, filed with the SEC on October 29, 2024)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder (Hong Kong) LLP

15.2*	Consent of Lifeng Partners

15.3*	Consent of Assentsure PAC

16.1	Letter of PricewaterhouseCoopers Zhong Tian LLP, dated October 29, 2024 (incorporated by reference to Exhibit 16.1 to our annual report on Form 20-F for the year ended March 31, 2024, filed with the SEC on October 29, 2024)

97	Compensation Recoupment Policy (incorporated by reference to Exhibit 97 to our annual report on Form 20-F for the year ended March 31, 2024, filed with the SEC on October 29, 2024)

101.INS*	Inline XBRL Instance Document- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BOQII HOLDING LIMITED

By:	/s/ Yingzhi (Lisa) Tang
Name:	Yingzhi (Lisa) Tang
Title:	Director, Co-Chief Executive Officer and Chief Financial Officer

Date: July 18, 2025

BOQII HOLDING LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Boqii Holding Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Boqii Holding Limited and its subsidiaries (the “Company”) as of March 31, 2024 and 2025, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows, for each of the three years in the period ended March 31, 2025 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial positions of the Company as of March 31, 2024, and 2025, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the United States federal securities laws. and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Assentsure PAC
Singapore
July 18, 2025
PCAOB ID number: 6783

We have served as the Company’s auditor since 2024.

BOQII HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2024 AND 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

		As of March 31,
	Note	2024	2025
		RMB	RMB	US$ (Note 2(f))

ASSETS
Current assets:
Cash and cash equivalents	4	72,722	38,659	5,327
Short-term investments	24	-	4,000	551
Accounts receivable, net	5	50,118	29,318	4,040
Inventories, net	6	55,189	40,076	5,523
Prepayments and other current assets	7	94,518	90,465	12,466
Amounts due from related parties	26	5,704	19,804	2,729
Total current assets		278,251	222,322	30,636
Non-current assets:
Property and equipment, net	8	3,103	4,249	586
Intangible assets	9	17,910	14,671	2,022
Operating lease right-of-use assets	14	8,951	3,084	425
Long-term investments	10	65,887	64,986	8,955
Amounts due from related parties, non-current	26	5,658	4,935	680
Other non-current asset	12	3,455	1,919	264
Total non-current assets		104,964	93,844	12,932
Total assets		383,215	316,166	43,568
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB10,213 and RMB 63 as of March 31, 2024 and 2025, respectively)	20	15,213	9,063	1,249
Accounts payable (including accounts payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB2,279 and RMB 421 as of March 31, 2024 and 2025, respectively)		24,279	19,558	2,695
Salary and welfare payable (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB440 and RMB 57 as of March 31, 2024 and 2025, respectively)		2,972	1,908	263
Accrued liabilities and other current liabilities (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB6,759 and RMB 3,563 as of March 31, 2024 and 2025, respectively)	13	16,667	11,856	1,634
Contract liabilities (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB1,579 and RMB 1,768 as of March 31, 2024 and 2025, respectively)		1,579	1,768	244
Operating lease liabilities, current (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB5,254 and RMB 1,284 as of March 31, 2024 and 2025, respectively)	14	5,613	1,714	236
Derivative liabilities (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of Nil as of March 31, 2024 and 2025, respectively)	20	5,721	5	1
Total current liabilities		72,044	45,872	6,322

BOQII HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF MARCH 31, 2024 AND 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

		As of March 31,
	Note	2024	2025
		RMB	RMB	US$ (Note 2(f))

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY (CONTINUED)
Non-current liabilities
Deferred tax liabilities (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of Nil as of March 31, 2024 and 2025, respectively)	17	3,234	2,433	335
Operating lease liabilities, non-current (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB2,209 and RMB 538 as of March 31, 2024 and 2025, respectively)	14	3,115	851	117
Other debts, non-current (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB11,500 and RMB 200 as of March 31, 2024 and 2025, respectively)	20	43,941	38,635	5,324
Total non-current liabilities		50,290	41,919	5,776
Total liabilities		122,334	87,791	12,098
Commitments and contingencies (Note 27)

Mezzanine equity:
Redeemable non-controlling interests	19	7,963	8,804	1,213
Total mezzanine equity		7,963	8,804	1,213
Shareholders’ equity:
Class A ordinary shares (US$0.001 par value;15,000,000,000 shares authorized, 147,691,753 shares issued and outstanding as of March 31, 2024; 15,000,000,000 shares authorized, 447,691,753 shares issued and outstanding as of March 31, 2025)	18	962	3,114	429
Class B ordinary shares (US$0.001 par value; 2,000,000,000 shares authorized, 13,037,729 shares issued and outstanding as of March 31, 2024; 2,000,000,000 shares authorized, 13,037,729 shares issued and outstanding as of March 31, 2025)	18	82	82	11
Additional paid-in capital		3,329,675	3,342,121	460,557
Statutory reserves		3,876	3,876	534
Accumulated other comprehensive loss		(39,478)	(37,769)	(5,205)
Accumulated deficit		(3,060,405)	(3,115,371)	(429,310)
Receivable for issuance of ordinary shares	21	(16,031)	(6,248)	(861)
Total Boqii Holding Limited shareholders’ equity		218,681	189,805	26,155
Non-controlling interests		34,237	29,766	4,102
Total shareholders’ equity		252,918	219,571	30,257
Total liabilities, mezzanine equity and shareholders’ equity		383,215	316,166	43,568

The accompanying notes are an integral part of these consolidated financial statements.

BOQII HOLDING LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

		Year Ended March 31,
	Note	2023	2024	2025
		RMB	RMB	RMB	US$ (Note 2(f))

Net revenues:
Product sales		1,048,491	680,143	431,294	59,434
Online marketing and information services and other revenue		43,603	29,209	37,600	5,181
Total revenues		1,092,094	709,352	468,894	64,615
Total cost of revenue		(858,608)	(568,615)	(368,240)	(50,745)
Gross profit		233,486	140,737	100,654	13,870
Operating expenses:
Fulfillment expenses		(126,295)	(59,506)	(35,571)	(4,902)
Sales and marketing expenses		(124,007)	(85,091)	(74,531)	(10,271)
General and administrative expenses		(46,554)	(59,265)	(50,609)	(6,974)
Impairment of goodwill	11	(40,684)	-	-	-
Other income, net		286	2,966	736	101
Loss from operations		(103,768)	(60,159)	(59,321)	(8,176)
Interest income		7,420	2,638	972	135
Interest expense	15	(13,350)	(7,326)	(6,506)	(897)
Other gains/(loss), net	16	5,159	(3,994)	(236)	(33)
Fair value change of derivative liabilities		(2,266)	(1,034)	5,716	788
Loss before income tax expenses		(106,805)	(69,875)	(59,375)	(8,183)
Income tax benefit	17	911	927	801	110
Share of results of equity investees		(82)	50	(22)	(3)
Net loss		(105,976)	(68,898)	(58,596)	(8,076)
Less: Net loss attributable to the non-controlling interest shareholders		(3,177)	(5,234)	(4,471)	(615)
Net loss attributable to Boqii Holding Limited		(102,799)	(63,664)	(54,125)	(7,461)
Accretion on redeemable non-controlling interests to redemption value	19	(675)	(766)	(841)	(116)
Net loss attributable to Boqii Holding Limited’s ordinary shareholders		(103,474)	(64,430)	(54,966)	(7,577)
Net loss		(105,976)	(68,898)	(58,596)	(8,076)
Other comprehensive income (loss):
Foreign currency translation adjustment, net of Nil tax		15,591	1,258	840	116
Unrealized securities holding losses/(gains)		(6,711)	(3,547)	869	120
Total comprehensive loss		(97,096)	(71,187)	(56,887)	(7,840)
Less: Total comprehensive loss attributable to non- controlling interests shareholders		(3,177)	(5,234)	(4,471)	(615)
Total comprehensive loss attributable to Boqii Holding Limited		(93,919)	(65,953)	(52,416)	(7,225)
Net loss per share attributable to Boqii Holding Limited’s ordinary shareholders
— basic		(1.50)	(0.64)	(0.28)	(0.04)
— diluted		(1.50)	(0.64)	(0.28)	(0.04)
Weighted average number of ordinary shares
— basic		68,858,823	100,637,760	192,878,814	192,878,814
— diluted		68,858,823	100,637,760	192,878,814	192,878,814

The accompanying notes are an integral part of these consolidated financial statements.

BOQII HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Class A Ordinary Shares (US$0.001 per value)		Class B Ordinary Shares (US$0.001 per value)		Additional		Accumulated other		Non-	Receivable for issuance of	Total
	Number of Shares	Amount	Number of Shares	Amount	Paid-in Capital	Statutory reserves	comprehensive loss	Accumulated deficit	controlling interests	ordinary shares	Shareholders’ Equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balances as of March 31, 2022	55,709,591	372	13,037,729	82	3,295,336	3,433	(46,069)	(2,889,233)	42,648	(164,746)	241,823
Foreign currency translation adjustment	-	-	-	-	-	-	15,591	-	-	-	15,591
Accretion on redeemable non-controlling interests to redemption value	-	-	-	-	-	-	-	(675)	-	-	(675)
Receivable for issuance of ordinary shares (Note 21)	-	-	-	-	-	-	-	-	-	81,341	81,341
Unrealized securities holding losses, net of tax	-	-	-	-	-	-	(6,711)	-	-	-	(6,711)
Issuance of ordinary shares for the exercise of stock options	53,488	1	-	-	37	-	-	-	-	-	38
Appropriations to statutory reserves	-	-	-	-	-	443	-	(443)	-	-	-
Share-based compensation	-	-	-	-	(7,677)	-	-	-	-	-	(7,677)
Net loss	-	-	-	-	-	-	-	(102,799)	(3,177)	-	(105,976)
Balances as of March 31, 2023	55,763,079	373	13,037,729	82	3,287,696	3,876	(37,189)	(2,993,150)	39,471	(83,405)	217,754

BOQII HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Class A Ordinary Shares (US$0.001 per value)		Class B Ordinary Shares (US$0.001 per value)		Additional		Accumulated other		Non-	Receivable for issuance of	Total
	Number of Shares	Amount	Number of Shares	Amount	Paid-in Capital	Statutory reserves	comprehensive loss	Accumulated deficit	controlling interests	ordinary shares	Shareholders’ Equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balances as of March 31, 2023	55,763,079	373	13,037,729	82	3,287,696	3,876	(37,189)	(2,993,150)	39,471	(83,405)	217,754
Change in Accounting Policy*	-	-	-	-	-	-	-	(2,825)	-	-	(2,825)
Balances as of March 31, 2023 (adjusted)	55,763,079	373	13,037,729	82	3,287,696	3,876	(37,189)	(2,995,975)	39,471	(83,405)	214,929
Foreign currency translation adjustment	-	-	-	-	-	-	1,258	-	-	-	1,258
Accretion on redeemable non-controlling interests to redemption value	-	-	-	-	-	-	-	(766)	-	-	(766)
Receivable for issuance of ordinary shares (Note 21)	-	-	-	-	75,276	-	-	-	-	(7,902)	67,374
Unrealized securities holding losses, net of tax	-	-	-	-	-	-	(3,547)	-	-	-	(3,547)
Issuance of ordinary shares for the exercise of stock options	9,428,674	-	-	-	27	-	-	-	-	-	27
Share-based compensation	-	-	-	-	679	-	-	-	-	-	679
Debt waive of Chong Li	-	-	-	-	(75,276)	-	-	-	-	75,276	-
Issuance of ordinary shares for the public offering and private placement	82,500,000	589	-	-	41,273	-	-	-	-	-	41,862
Net loss	-	-	-	-	-	-	-	(63,664)	(5,234)	-	(68,898)
Balances as of March 31, 2024	147,691,753	962	13,037,729	82	3,329,675	3,876	(39,478)	(3,060,405)	34,237	(16,031)	252,918

BOQII HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Class A Ordinary Shares (US$0.001 per value)		Class B Ordinary Shares (US$0.001 per value)		Additional		Accumulated other		Non-	Receivable for issuance of	Total
	Number of Shares	Amount	Number of Shares	Amount	Paid-in Capital	Statutory reserves	comprehensive loss	Accumulated deficit	controlling interests	ordinary shares	Shareholders’ Equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balances as of March 31, 2024	147,691,753	962	13,037,729	82	3,329,675	3,876	(39,478)	(3,060,405)	34,237	(16,031)	252,918
Foreign currency translation adjustment	-	-	-	-	-	-	840	-	-	-	840
Accretion on redeemable non-controlling interests to redemption value	-	-	-	-	-	-	-	(841)	-	-	(841)
Receivable for issuance of ordinary shares (Note 21)	-	-	-	-	-	-	-	-	-	9,783	9,783
Unrealized securities holding gains, net of tax	-	-	-	-	-	-	869	-	-	-	869
Share-based compensation	-	-	-	-	81	-	-	-	-	-	81
Issuance of ordinary shares for the private placement (Note 18)	300,000,000	2,152	-	-	12,365	-	-	-	-	-	14,517
Net loss	-	-	-	-	-	-	-	(54,125)	(4,471)	-	(58,596)
Balances as of March 31, 2025	447,691,753	3,114	13,037,729	82	3,342,121	3,876	(37,769)	(3,115,371)	29,766	(6,248)	219,571

*	The Company used a modified retrospective approach to adopt ASC Topic 326, and the cumulative-effect to retained earnings was RMB2.8 million

The accompanying notes are an integral part of these consolidated financial statements.

BOQII HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED March 31, 2023, 2024 AND 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

		Year Ended March 31,
	Note	2023	2024	2025
		RMB	RMB	RMB	US$ (Note 2(f))
Cash flows from operating activities:
Net loss		(105,976)	(68,898)	(58,596)	(8,076)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization expense		7,844	6,355	5,227	720
Provision for inventories obsolescence/(reversal)	6	35	(223)	154	21
Allowance for expected credit loss/(reversal)	5	133	(116)	(332)	(46)
Interest expense of other debts	15	9,706	5,058	5,974	823
Interest receivable for issuance of ordinary shares		(6,112)	-	-	-
Amortization of right-of-use assets	14	24,597	17,948	9,502	1,309
Interest of lease liabilities	14	1,777	199	318	44
Investment income/(loss)		178	(1,820)	(61)	(8)
Share of results of equity investees		82	(50)	22	3
Discount on the ordinary shares issued by public offering	18	-	5,943	-	-
Loss/(gain) on disposal of property and equipment and intangible assets		(7)	46	(463)	(64)
Loss on disposal of other debts	20	-	1,425	-	-
Gain from disposal of a subsidiary	16	(3,597)	(49)	-	-
Impairment of goodwill		40,684	-
Share-based compensation expense	22	(7,677)	679	81	11
Fair value change of derivative liabilities	24	2,266	1,034	(5,716)	(788)
Deferred tax expense		(989)	(907)	(801)	(110)
Changes in operating assets and liabilities, net of effects of businesses acquired:
Accounts receivable		(27,455)	27,179	21,260	2,930
Inventories		30,583	26,540	15,135	2,086
Prepayments and other current assets		47,754	11,491	(26,650)	(3,671)
Amounts due from related parties		(3,839)	2,413	(13,253)	(1,826)
Operating lease liabilities	14	(26,397)	(17,977)	(10,114)	(1,394)
Accounts payable		(36,342)	(31,501)	(4,635)	(638)
Salary and welfare payable		6	(3,893)	(1,056)	(146)
Accrued liabilities and other current liabilities		2,701	(4,766)	(4,272)	(589)
Amounts due to related parties		252	(471)	-	-
Contract liabilities		(2,536)	(2,892)	189	26
Other non-current assets		(1,740)	1,825	1,255	173
Net cash used in operating activities		(54,069)	(25,428)	(66,832)	(9,210)
Cash flows from investing activities:
Loan advanced to third parties		(7,864)	(3,194)	(701)	(97)
Repayments on loan receivables from third parties		1,096	4,206	2,898	399
Loan advanced to related parties		(4,120)	(4,779)	(1,989)	(274)
Repayments on loan receivables from related parties		3,874	3,196	1,952	269
Acquisition of subsidiaries, net of cash acquired		(2,938)	-	-	-
Disposal of subsidiaries, net of cash and cash equivalents acquired		-	(37)	-	-
Decrease/(increase) in short-term investments, net		58,287	69,797	(4,000)	(551)
Purchase of intangible assets		(50)	(36)	(9)	(1)
Purchase of property and equipment		(1,805)	(527)	(3,299)	(455)
Proceeds from disposal of property and equipment		16	213	357	49
Deposits to be used in connection with future acquisitions	7e	-	(29,090)	29,090	4,009
Disposal of long-term investments	10	-	8,065	300	41
Net cash generated from investing activities		46,496	47,814	24,599	3,389

BOQII HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED March 31, 2023, 2024 AND 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

		Year Ended March 31,
	Note	2023	2024	2025
		RMB	RMB	RMB	US$ (Note 2(f))

Cash flows from financing activities:
Proceeds from short-term and long-term borrowings		110,553	15,000	31,510	4,342
Repayments of short-term and long-term borrowings		(187,234)	(86,049)	(37,660)	(5,190)
Proceeds from issuance of other debts, net of issuance costs		87,959	8,786	9,783	1,350
Repayments of other debts		(87,959)	(6,818)	(10,000)	(1,378)
Proceeds from exercise of share option		25	29	-	-
Proceeds from issuance of ordinary shares, net of issuance costs	18	-	35,920	14,517	2,000
Net cash flows (used in) /generated from financing activities		(76,656)	(33,132)	8,150	1,124
Net decrease in cash, cash equivalents and restricted cash		(84,229)	(10,746)	(34,083)	(4,697)
Cash, cash equivalents and restricted cash at beginning of year		162,855	89,850	72,722	10,021
Effects of exchange rate changes on cash, cash equivalents and restricted cash		11,224	(6,382)	20	3
Cash, cash equivalents and restricted cash at end of year		89,850	72,722	38,659	5,327
Supplemental schedule of non-cash investing and financing activities:
Accretion on redeemable non-controlling interests		(675)	(766)	(841)	(116)
Unpaid cash consideration for business acquisitions		(2,938)	(2,938)	(2,938)	(405)
Additional ASC 842 supplemental disclosure:
Cash paid for fixed operating lease costs included in the measurement of lease obligations in operating activities		26,397	17,977	10,114	1,394
Right-of-use assets obtained in exchange for operating lease obligations		8,384	4,545	3,635	501

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

As of March 31, 2025, the Company’s principal subsidiaries, consolidated VIEs and major VIEs’ subsidiaries are as follows:

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

One set of existing Contractual Agreements were initially entered into in September 2012 by Shanghai Xincheng (one of the Company’s WFOEs), Shanghai Guangcheng (one of the Company’s VIEs) and its nominee shareholders, was subsequently amended and restated on substantially similar terms in September 2017, October 2019, August 2020 and September 2022, respectively. One set of existing Contractual Agreements were entered into in September 2019 by Xingmu WFOE (one of the Company’s WFOEs), Nanjing Xingmu (one of the Company’s VIEs) and its Nominee Shareholders.  One set of Contractual Agreements were entered into in June 2021 by Shanghai Xincheng (one of the Company’s WFOEs), Suzhou Taicheng (one of the Company’s VIEs) and its Nominee Shareholders, was subsequently amended and restated on substantially similar terms in February 2023. A new set of Contractual Agreements were entered into in April 2022 by Shanghai Meiyizhi Supply Chain Co,Ltd (one of the Company’s WFOEs), Suzhou Xingyun (one of the Company’s VIEs) and its Nominee Shareholders. The Loan Agreements, Exclusive Option Agreements, Proxy Agreement and Power of Attorney, Exclusive Consultation and Service Agreements, Intellectual Property License Agreements and Equity Interest Pledge Agreements were amended to reflect the changes of shareholders’ holding in the VIE in their respective dates. No other material terms or conditions of these agreements were changed or altered. There was no impact to the Company’s control over the VIEs and the Company continues to consolidate the VIEs.

(c)	Risks in relations to the VIE structure

Under the Contractual Agreements with the consolidated VIEs, the Company has the power to direct activities of the consolidated VIEs and VIEs’ subsidiaries through the Company’s relevant PRC subsidiaries, and can have assets transferred freely out of the consolidated VIEs and VIEs’ subsidiaries without restrictions. Therefore, the Company considers that there is no asset of the consolidated VIEs that can only be used to settle obligations of the respective consolidated VIEs, except for the registered capital of the consolidated VIEs amounting to RMB52 million and RMB 52 million as of March 31, 2024 and 2025. Since the consolidated VIEs and VIEs’ subsidiaries are incorporated as limited liability companies under the PRC Law, creditors of the consolidated VIEs and VIEs’ subsidiaries do not have recourse to the general credit of the Company.

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

The following table set forth the assets, liabilities, results of operations and changes in cash, cash equivalents and restricted cash of the consolidated VIEs and their subsidiaries taken as a whole, which were included in the Company’s consolidated financial statements with intercompany transactions eliminated (RMB in thousands):

	As of March 31,
	2024	2025
	RMB	RMB

Cash and cash equivalents	19,197	14,308
Short-term investments	-	4,000
Accounts receivable, net	23,731	20,551
Amounts due from related parties	7,298	6,069
Inventories, net	11,104	6,057
Prepayments and other current assets	32,418	33,197
Inter-company receivables	19,140	12,579
Property and equipment, net	2,444	3,461
Intangible assets	25	15
Operating lease right-of-use assets	7,346	2,050
Long-term investments	65,849	64,975
Other non-current asset	2,093	529
Total assets	190,645	167,791

	As of March 31,
	2024	2025
	RMB	RMB

Short-term borrowings	10,213	63
Accounts payable	2,279	421
Salary and welfare payable	440	57
Accrued liabilities and other current liabilities	6,759	3,563
Contract liabilities	1,579	1,768
Operating lease liabilities, current	5,254	1,284
Inter-company payables	997,922	1,011,916
Operating lease liabilities, non-current	2,209	538
Other debts, non-current	11,500	200
Total liabilities	1,038,155	1,019,810

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1.	Organization and principal activities (continued)

(c)	Risks in relations to the VIE structure (continued)

	Year Ended March 31,
	2023	2024	2025
	RMB	RMB	RMB
Net revenues:
Third-party revenues	786,152	463,457	232,187
Inter-company revenues	86,463	41,335	27,336
Total revenues	872,615	504,792	259,523
Cost of revenues:
Third-party cost of revenues	(81,810)	(92,297)	(61,726)
Inter-company cost of revenues	(534,518)	(266,823)	(121,990)
Total cost of revenues	(616,328)	(359,120)	(183,716)
Gross profit	256,287	145,672	75,807
Operating expenses:
Third-party operating expenses	(237,852)	(138,799)	(81,627)
Inter-company operating expenses	(41)	286	-
Total operating expenses	(237,893)	(138,513)	(81,627)
Impairment of goodwill	(994)	-	-
Other income, net	158	961	592
Profit/(Loss) from operations	17,558	8,120	(5,228)
Non-operating expense	(29)	(15,744)	(419)
Profit/(Loss) before income tax expenses	17,529	(7,624)	(5,647)
Income tax benefits	21	38	-
Share of results of equity investees	(82)	50	(22)
Net profit/(loss)	17,468	(7,536)	(5,669)

Cash flows from operating activities:
Net cash provided by transactions with external parties	471,991	244,798	116,914
Net cash used in transactions with the Company’s entities	(449,155)	(717,589)	(175,936)
Net cash generated from/ (used in) operating activities	22,836	(472,791)	(59,022)
Cash flows from investing activities:
Other investing activities	(9,638)	5,219	(1,672)
Net cash (used in) / generated from investing activities	(9,638)	5,219	(1,672)
Cash flows from financing activities:
Other financing activities	(88,469)	3,032	(20,150)
Cash flows of loan funding received from the Company’s entities, net of repayments made	69,204	468,214	75,955
Net cash (used in)/generated from financing activities	(19,265)	471,246	55,805

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.	Principal Accounting Policies

(a)	Basis of preparation

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

The Company believes that assessment for impairment of long-lived assets, valuation of available-for-sale investment, discounted cash flow, useful lives of property and equipment, useful lives of intangible assets and allowance for expected credit loss require significant judgments and estimates used in the preparation of its consolidated financial statements.

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

The exchange rates used for translation on March 31, 2024 and 2025 were US$1.00= RMB 7.0950 and RMB 7.1782, respectively, representing the index rates stipulated by the People’s Bank of China.

(f)	Convenience translation

Translations of the consolidated balance sheets, the consolidated statements of operations and comprehensive loss and the consolidated statements of cash flows from RMB into US$ as of and for the year ended March 31, 2025 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB 7.2567, representing the certificated exchange rate published by the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2025, or at any other rate.

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

Financial assets and liabilities of the Company mainly consist of cash and cash equivalents, short-term investments, accounts receivable, amounts due from related parties, prepayments and other current assets, available-for-sale investments, accounts payable, short-term borrowings, derivative liabilities, accrued liabilities and other current liabilities, amounts due to related parties, and other debts.

As of March 31, 2024 and 2025, except for available-for-sale investments and derivative liabilities, carrying values of cash and cash equivalents, short-term investments, accounts receivable, amounts due from related parties, certain prepayments and other current assets, accounts payable, short-term borrowings, certain accrued liabilities and other current liabilities, amounts due to related parties and current portion of other debts approximated their fair values reported in the consolidated balance sheets due to the short-term maturities of these instruments. The carrying value of long-term loan receivable, long-term borrowings and non-current portion of other debts approximated their fair values as of March 31, 2024 and 2025 as the interest rates and credit risk they bear reflect the current market yield for comparable instruments. The Company reports derivative liabilities at fair value at each balance sheet date and change in fair value is reflected in “Fair value change of derivative liabilities” in the consolidated statements of operations and comprehensive loss. The Company reports available-for-sale investments at fair value at each balance sheet date with the aggregate unrealized gains and losses, net of tax, reflected in “Accumulated other comprehensive loss” in the consolidated balance sheets.

(h)	Cash and cash equivalents

Cash and cash equivalents include cash on hand and time deposits placed with banks and third-party payment processors, which are unrestricted as to withdrawal or use, have original maturities of three months or less at the time of purchase and are readily convertible to known amounts of cash.

(i)	Short-term investments

Short-term investments comprise primarily of (i) cash deposits at fixed rates with original maturities of greater than three months, but less than 12 months and; (ii) the investments issued by commercial banks or other financial institutions with a variable interest rate indexed to the performance of underlying assets within one year. As of March 31, 2024 and 2025, there was short-term investments of Nil and Nil, respectively, to be used as collateral of the short-term borrowings.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.	Principal Accounting Policies (continued)

(j)	Accounts receivable, net

Accounts receivables are stated at the amount management expects to collect from customers based on their outstanding invoices. Credit terms granted to business customers range from 30 to 360 days.

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

As of April 1, 2023, the Company used a modified retrospective approach to adopt ASC Topic 326, and the cumulative-effect to retained earnings was RMB2.8 million. CECL allowance at the amount of RMB3.0 million and a reversal of RMB2.0 million was credited to the consolidated statements of comprehensive loss for the year end March 31, 2024 and 2025, respectively.

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

The estimated useful lives are as follows:

Useful years
Warehouse equipment	3 - 5 years
Furniture, computer and office equipment	3 - 5 years
Vehicles	5 years
Machinery and Equipment	5 years
Software	10 years
Leasehold improvements	Over the shorter of the expected life of leasehold improvements or the lease term

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

The Company’s investments include equity method investments, equity securities with readily determinable fair values and available-for-sale securities.

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

Debt securities that the Company has the intent to hold the security for an indefinite period or may sell the security in response to the changes in economic conditions are classified as available-for-sale securities and reported at fair value. Unrealized gains and losses (other than impairment losses) are reported, net of the related tax effect, in other comprehensive loss. Upon sale, realized gains and losses are reported in net income (loss).

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

When either party to a contract has performed, the Company presents the contract in the statement of financial position as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment. A receivable is recorded when the Company has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. A contract asset is recorded when the Company has transferred products or services to the customer before payment is received or is due, and the Company’s right to consideration is conditional on future performance or other factors in the contract. No contract asset was recorded as of March 31, 2024 and 2025. The Company’s contract liabilities consist of payments received or awards to customers (in the form of Boqii Beans) related to unsatisfied performance obligations at the end of the period. As of April 1, 2023 and 2024, the Company’s total contract liabilities were RMB4.5 million and RMB1.6 million, respectively, of which RMB3.7 million and RMB1.5 million were recognized as revenue for the years ended March 31, 2024 and 2025. The Company’s total unearned revenue was RMB 1.8 million as of March 31, 2025.

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

Cost of revenue consist of cost of product sales of RMB842.7 million, RMB560.1 million and RMB 360.1 million for the years ended March 31, 2023, 2024 and 2025, respectively, and cost of services of RMB15.9 million, RMB8.5 million and RMB 8.2 million for the years ended March 31, 2023, 2024 and 2025, respectively. Cost of product sales comprise the purchase price of products, vendor rebates and inventory write-downs. Cost of products does not include other costs such as shipping and handling expense, payroll and benefits of logistic staff, and logistic centers rental expenses. Cost of service consists of the advertising and promotion costs, employee wages and benefits in connection with the Company’s provision of marketing and information services including the fees that the Company paid to third party for advertising and promotion on various online and offline channels.

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

Advertising expenses consist primarily of customer acquisition cost and costs for the promotion of corporate image and product marketing. The Company expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. For the years ended March 31, 2023, 2024 and 2025, the advertising expenses were RMB44 million, RMB26 million and RMB 31 million, respectively.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.	Principal Accounting Policies (continued)

(x)	General and administrative expenses

General and administrative expenses consist of employee wages and benefits for corporate employees, research and development expenses and other expenses which are related to the general corporate functions, including accounting, finance, tax, legal and human resources, costs associated with use by these functions of facilities and equipment, such as depreciation expenses, rental and other general corporate related expenses. For the years ended March 31, 2023, 2024 and 2025, the research and development were RMB3.7 million, RMB2.2 million and RMB 1.5 million, respectively.

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

The Company’s PRC based subsidiaries received government subsidies from certain local governments. The government subsidies are granted from time to time at the discretion of the relevant government authorities. These subsidies are granted for general corporate purposes and to support the Company’s ongoing operations in the region. Cash subsidies are recorded in other income, net on the consolidated statements of operations and comprehensive loss when received and when all conditions for their receipt have been satisfied. The Company recognized government subsidies of RMB0.3 million, RMB3.0 million and RMB 0.4 million for the years ended March 31, 2023, 2024 and 2025, respectively.

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

Uncertain tax positions

The Company recognizes in its consolidated financial statements the benefit of a tax position if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Company estimates its liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Company’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Company’s consolidated financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require the Company to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of March 31, 2024 and 2025, the Company did not have any material unrecognized uncertain tax positions.

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

ASC 280, Segment Reporting, establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

The Company’s chief operating decision maker (“CODM”) is the Chief Executive Officer. The CODM reviews the consolidated net loss that is reported on the consolidated statements of comprehensive loss to assess performance and make decisions about allocating resources for the Company’s single reportable segment. This segment is engaged in pet products sales and online marketing and information services and other revenue, The Company derives revenue in the PRC and manages the business activities on a consolidated basis.

The primary measure of segment profitability for the Company operating segment is consolidated net loss. Consolidated net loss is used by the CODM to monitor budget versus actual results as well as comparation with the Company’s competitors, which are used in assessing performance of the segment. Significant segment expenses reviewed by the CODM on a regular basis included within net loss include cost of revenues, fulfillment expenses, sales and marketing expenses, and general and administrative expenses which are consistent with those presented on the Company’s consolidated statements of comprehensive loss. Other segment items within consolidated net loss include impairment of goodwill, other income, net, interest income, interest expense, other gains/(loss), net and fair value change of derivative liabilities.

The Company manages assets on a consolidated basis as reported on the consolidated balance sheets. The Company’s long-lived assets are substantially all located in the PRC and substantially all the Company’s revenues are derived from within the PRC, therefore, no geographical segments are presented.

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

New and Amended Standards Adopted by the Company (continued):

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

In June 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. For public business entities, the Board decided that the amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2024, and interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company adopted this ASU from April 1, 2024, which did not have a material impact on the Company’s consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of the ASU should be applied retrospectively to all prior periods presented in the financial statements. Early adoption is also permitted. This ASU will likely result in the Company including the additional required disclosures when adopted. The Company adopted this ASU beginning April 1, 2024 on a retrospective basis for all periods presented, which did not have a material impact on the Company’s consolidated financial statements.

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

The Company may experience economic losses and negative impacts on earnings and equity as a result of fluctuations in the exchange rate between the US$ and the RMB. The appreciation of RMB against US$ was approximately 8.5% in 2023. The depreciation of RMB against US$ was approximately 1.7% in 2024. The depreciation of RMB against US$ was approximately 1.5% in 2025. It is difficult to predict how market forces or the PRC or the U.S. government policy may impact the exchange rate between RMB and US$ in the future.

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

Substantially all revenue was derived from customers located in China. There are no customers from whom revenues individually represent greater than 10% of the total revenues of the Company for the years ended March 31, 2023. Revenues from Zhejiang HaoChao Network Technology Co., Ltd accounted for 11.4% and 28.0% of the total revenues of the Company for the years ended March 31, 2024 and 2025, respectively.

The information of the supplier with greater than 10% of the total purchases of the Company for the years ended March 31, 2023, 2024 and 2025 was as follows:

	Year Ended March 31, 2023	Year Ended March 31, 2024	Year Ended March 31, 2025
	RMB	RMB	RMB
Royal Canin China Co., Ltd.	22%	26%	33%

There are no customers from whom accounts receivable individually represent greater than 10% of the total accounts receivable of the Company as of March 31,2023,2024 and 2025, respectively.

As of March 31, 2023, there are no supplier's accounts payable exceeded 10% of the Company's total accounts payable;

As of March 31, 2024, accounts payable to Heze Jianuojia Pet Products Co., Ltd accounted for 10% of the Company's aggregate accounts payable;

As of March 31, 2025, accounts payable to Heze Jianuojia Pet Products Co., Ltd and Royal Canin China Co., Ltd accounted for 10% and 17% of the Company's aggregate accounts payable, respectively.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

4.	Cash and cash equivalents

Cash and cash equivalents represent cash on hand and demand deposits placed with banks and third party-payment processors, which are unrestricted as to withdrawal or use. Cash and cash equivalents balance as of March 31, 2024 and March 31, 2025 primarily consist of the following currencies:

	As of March 31, 2024		As of March 31, 2025
		RMB		RMB
	Amount	equivalent	Amount	equivalent
RMB	42,977	42,977	25,373	25,373
US$	4,192	29,745	1,851	13,286
Total		72,722		38,659

5.	Accounts receivable, net

Accounts receivable consist of the following：

	As of March 31,	As of March 31,
	2024	2025
	RMB	RMB

Accounts receivable - Product sales	47,672	26,739
Accounts receivable - Online marketing and information service and other service	2,932	2,733
Allowance of expected credit loss	(486)	(154)
Total	50,118	29,318

Movement of allowance for expected credit loss:

	As of March 31,	As of March 31,	As of March 31,
	2023	2024	2025
	RMB	RMB	RMB

At beginning of year	469	602	486
Addition/(reversal)	133	(116)	(332)
At end of year	602	486	154

6.	Inventories

Inventories, net of inventory reserves consist of the following：

	As of March 31,	As of March 31,
	2024	2025
	RMB	RMB

Products	54,992	39,913
Packaging materials and others	197	163
Total inventories, net of inventory reserves	55,189	40,076

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

6.	Inventories (continued)

Movement of inventory provision /(reversal):

	As of March 31,	As of March 31,	As of March 31,
	2023	2024	2025
	RMB	RMB	RMB

At beginning of year	577	612	389
Provision/(reversal)	35	(223)	154
At end of year	612	389	543

The total amounts charged to the consolidated statements of operations and comprehensive loss for provision/(reversal) of inventory reserves amounted to approximately RMB 0.035 million, RMB(0.22) million and RMB 0.15 million, for the years ended March 31, 2023, 2024 and 2025, respectively.

7.	Prepayments and other current assets

The prepayments and other current assets consist of the following:

	As of March 31,	As of March 31,
	2024	2025
	RMB	RMB

Prepayments for purchases of products (a)	29,998	60,581
Vendor rebate receivables (b)	9,466	6,446
Value-added tax (“VAT”) deductible (c)	4,438	872
Loan receivables (d)	5,391	4,532
Sales return assets	2,021	1,911
Deposits (e)	29,477	1,152
Others	13,727	14,971
Total	94,518	90,465

(a)	Prepayments for purchases of products represent cash prepaid to the Company’s third-party brand partners for the procurement of products.

(b)	Vendor rebate receivables represent the rebates to be received by the Company from its suppliers after certain levels of purchases are achieved.

(c)	VAT recoverable represents the balances that the Company can utilize to deduct its value-added tax liabilities within the next 12 months.

(d)	The balance represents loan receivables due from certain third-party companies and individuals. From April 2022 to March 2025, the Company entered into several loan agreements with aggregate principal amount of RMB16.2 million. The maturity dates of these loans are from July 2023 to May 2026. The interest rates ranged from 0% to 4% per annum. As of March 31, 2024 and 2025, the balances of loan receivables were RMB5.4 million and RMB4.5 million, respectively.

(e)	Between September and November 2023, the Company’s Hong Kong subsidiary wired to a financial advisor an aggregate of approximately US$4.1 million as a deposit pursuant to an agreement entered into with this financial advisor for the Company’s future mergers and acquisitions. The full amount of the deposit has been returned to the Company in June, 2024.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

8.	Property and equipment, net

Property and equipment consist of the following:

	As of March 31,	As of March 31,
	2024	2025
	RMB	RMB

Cost:
Warehouse equipment	1,945	1,894
Furniture, computer and office equipment	5,395	5,060
Vehicles	4,740	3,579
Leasehold improvement	10,793	12,463
Software	3,012	3,012
Machinery and equipment	-	1,487
Total cost	25,885	27,495
Less: Accumulated depreciation	(22,782)	(23,246)
Property and equipment, net	3,103	4,249

The total amounts charged to the consolidated statements of operations and comprehensive loss for depreciation expenses amounted to approximately RMB3.8 million, RMB2.7 million and RMB 2.0 million for the years ended March 31, 2023, 2024and 2025, respectively.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

9.	Intangible assets, net

Intangible assets of the Company were mainly as follows:

	As of March 31,	As of March 31,
	2024	2025
	RMB	RMB

Cost:
Trademark	474	482
License	3,530	3,530
Dealership	31,717	31,717
Total cost	35,721	35,729
Less: Accumulated amortization	(17,811)	(21,058)
Intangible assets, net	17,910	14,671

License and dealership resulting from the business combinations completed during the year ended March 31,2021 have been allocated to the single reporting unit of the Company. The total carrying amount of intangible assets resulting from the business combinations were RMB 17.9 million and RMB 14.7 million as of March 31, 2024 and 2025, respectively.

The total amortization expenses of the intangible assets charged to the consolidated statements of operations and comprehensive loss amounted to approximately RMB4.0 million, RMB3.7 million and RMB3.2 million for the years ended March 31, 2023, 2024 and 2025, respectively.

The annual estimated amortization expense for intangible assets subject to amortization for the succeeding five years is as follows:

	As of March 31,
	2026	2027	2028	2029	2030
Amortization expenses	3,212	3,209	3,194	3,179	1,857

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

10.	Long-term investments

The Company’s long-term investments consist of the following:

	As of March 31,	As of March 31,
	2024	2025
	RMB	RMB

Equity method investments	7,383	5,350
Available-for-sale investments	58,465	59,624
Equity securities with readily determinable fair values	39	12
Total	65,887	64,986

Equity method investments

The Company applies equity method in accounting for its investments in entities in which the Company has the ability to exercise significant influence but does not have control. As of March 31, 2024 and 2025, the carrying value of the equity method investments were RMB7.4 million and RMB 5.4 million respectively, the change of which primarily relates to the equity gain recognized and the following investment which was accounted for as equity method investment:

The Company had 24.6% equity interest in Wuhan Chunzhijin Information Technology Co., Ltd. (“Chunzhijin”), which was accounted using equity method. The Company also provided loan to Chunzhijin (Note 26). In March 2023, the Company further invested in Chunzhijin to purchase 13.3% of the equity interest by waiving a loan receivable of RMB 3.4 million from Chunzhijin. After this transaction, together with the previously held equity interest in Chunzhijin, the total equity interest held by the Company increased to 34.65%. The Company continues to have significant influence over Chunzhijin and accounts for this investment under equity method.

Available-for-sale investments

The following table summarizes the Company’s available-for-sale investments as of March 31, 2024:

	Cost	Gross unrealized gains	Gross unrealized losses	Disposal of Long-term investments	Fair value

Unlisted debt securities	75,572	-	(11,107)	(6,000)	58,465

The following table summarizes the Company’s available-for-sale investments as of March 31, 2025:

	Cost	Gross unrealized gains	Gross unrealized losses	Disposal of Long-term investments	Fair value

Unlisted debt securities	69,572	-	(9,948)	-	59,624

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

10.	Long-term investments (continued)

The Company held 6.2% shareholding of Qingdao Shuangan Biotechnology Co., Ltd (“Qingdao Shuangan”). According to the investment agreement, the Company is entitled to redemption right after 48 months from the investment closing date. In April 2022, the Company transferred 0.31% shareholding of Qingdao Shuangan to a third-party investor with a cash consideration of RMB0.8 million. The Company recognized a RMB0.37 million investment gain in other gains, net. After the completion of the transaction, the shareholding of Qingdao Shuangan held by the Company was 5.9%. As of March 31, 2024 and 2025, based on the valuation results, the Company re-measured the investment in Qingdao Shuangan at fair value of RMB15.2 million and RMB 16.5 million, respectively. For the years ended March 31, 2024 and 2025, the unrealized securities holding losses (net of tax) of RMB 1.0 million and gain of RMB 1.3 million was recorded as other comprehensive loss, respectively.

In October 2019, the Company purchased 23.64% shareholding of Beijing Petdog Technology Development Co., Ltd. (“Beijing Petdog”) with a cash consideration of RMB50 million. According to the investment agreement, the Company is entitled to redemption right after 60 months from the investment closing date. As of March 31, 2024 and 2025, based on the valuation results, the Company re-measured the investment at fair value of RMB32.9 million and RMB 31.3 million, respectively. For year ended March 31, 2024 and 2025, the unrealized securities holding losses (net of tax) of RMB0.8 million and RMB 1.6 million was recorded as other comprehensive loss, respectively.

In July and November 2021, the Company entered into investment agreements with Nanjing Animal Pharmaceutical. The Company provided Nanjing Animal Pharmaceutical one-year loans amounting to RMB16 million carrying a simple interest of 8% per annum. Together with the loan, the Company was also entitled a conversion right to convert all or part of the loan into 3.33% equity interest of Nanjing Animal Pharmaceutical during the loan term. As of March 31, 2025, RMB 2.0 million was unpaid and recorded in accrued liabilities and other current liabilities. The Company recognized the investment under available-for-sale securities. It was measured and recognized at fair value on a recurring basis with changes in fair value recorded in other comprehensive loss. In April 2023, Nanjing Animal Pharmaceutical entered into an agreement with the Company to repay principal loan of RMB6 million with interest of RMB0.8 million. In addition, Nanjing Animal Pharmaceutical paid additional RMB1.06 million to the Company as compensation. The Company recorded the compensation income as other gains, net. As of March 31, 2024 and 2025, based on the valuation results, the Company re-measured the investment at fair value of RMB10.3 million and RMB 11.9 million, respectively. For year ended March 31, 2024 and 2025, the unrealized securities holding gains (net of tax) of RMB1.7 million and RMB 1.5 million was recorded as other comprehensive loss, respectively.

Equity securities with readily determinable fair values

The following table summarizes the Company’s equity securities with readily determinable fair values as of March 31, 2024:

	Cost	Gross unrealized gains	Gross unrealized losses	Fair value

Listed company	1,292	-	(1,253)	39

The following table summarizes the Company’s equity securities with readily determinable fair values as of March 31, 2025:

	Cost	Gross unrealized gains	Gross unrealized losses	Fair value

Listed company	1,292	-	(1,280)	12

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

The changes in the carrying amount of goodwill for the years ended March 31, 2024 and 2025 were as follows:

Total
RMB

Balance as of March 31, 2023
Goodwill	40,684
Accumulated impairment loss	(40,684)
-

Transaction during the year
Impairment
Balance as of March 31, 2024
Goodwill	40,684
Accumulated impairment loss	(40,684)
-

Balance as of March 31, 2025
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

12.	Other non-current Assets

	As of March 31,	As of March 31,
	2024	2025
	RMB	RMB

Deposits (a)	3,455	1,865
Long-term loan receivables	-	54
	3,455	1,919

(a)	Deposits mainly consisted of rental deposits and deposit for online stores operated on third party platforms, which will be collected after one year.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

13.	Accrued liabilities and other current liabilities

Accrued liabilities and other current liabilities consist of the following:

	As of March 31,	As of March 31,
	2024	2025
	RMB	RMB

Logistics expenses payables	5,154	2,919
Advances from customers	2,666	2,139
Payable for investment	2,563	2,063
Refund obligation of sales returns	2,240	2,282
Professional service fee accruals	1,705	1,141
Others	2,339	1,312
Total	16,667	11,856

14.	Leases

As of March 31, 2024 and 2025, the Company has operating leases recorded on its consolidated balance sheet for certain office spaces and facilities that expire on various dates through 2028. The Company does not plan to cancel the existing lease agreements for its existing facilities prior to their respective expiration dates. When determining the lease term, the Company considers options to extend or terminate the lease when it is reasonably certain that it will exercise or not exercise that option. All of the Company’s leases qualify as operating leases.

	As of March 31,	As of March 31,
	2024	2025
	RMB	RMB

Assets
Operating lease right-of-use assets	8,951	3,084

Liabilities
Operating lease liabilities, current	5,613	1,714
Operating lease liabilities, non-current	3,115	851
Total operating lease liabilities	8,728	2,565
Weighted average remaining lease term (years)	1.65	1.42
Weighted average discount rate	4.93%	4.59%

Information related to operating lease activity during the years ended March 31, 2023, 2024 and 2025 are as follows:

	Year ended March 31, 2023	Year ended March 31, 2024	Year ended March 31, 2025
	RMB	RMB	RMB

Operating lease right-of-use assets obtained in exchange for lease obligations	8,384	4,545	3,635

Operating lease related expenses
Amortization of right-of-use assets	24,597	17,948	9,502
Interest of lease liabilities	1,777	199	318
	26,374	18,147	9,820

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

14.	Leases (continued)

	Year ended March 31, 2023	Year ended March 31, 2024	Year ended March 31, 2025
	RMB	RMB	RMB

Operating lease payments (included in measurement of lease liabilities)	26,397	17,977	10,114

Maturities of lease liabilities were as follows:

Year ended March 31, 2025
RMB
For the year ending March 31,
2026	2,333
2027	822
2028	45
Total lease payments	3,200
Less: imputed interest	(635)
Total	2,565

15.	Interest expense

	Year ended March 31, 2023	Year ended March 31, 2024	Year ended March 31, 2025
	RMB	RMB	RMB

Amortization charges on promissory notes	9,706	5,058	5,974
Interest expense on borrowings	3,644	2,268	532
Total	13,350	7,326	6,506

16.	Other gains/(loss), net

	Year ended March 31, 2023	Year ended March 31, 2024	Year ended March 31, 2025
	RMB	RMB	RMB

Foreign exchange losses, net	2,679	1,089	(93)
Loss on disposal of other debts (Note 20)	-	(1,425)	-
Investment (loss)/gain	(178)	1,820	61
Gain on disposal of a subsidiary (a)	3,597	49	-
Discount on the ordinary shares issued by public offering (Note 18)	-	(5,943)	-
Others	(939)	416	(204)
Total	5,159	(3,994)	(236)

(a)	In August 2022, the Company disposed a subsidiary to a third-party investor and recognized an investment gain of RMB 3.6 million. In November 2023, the Company disposed a subsidiary and recognized an investment gain of RMB 0.05 million.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

17.	Income taxes

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

In addition, Shanghai Boqii was also qualified as a “High and New Technology Enterprise (“HNTE”) on October 28, 2019, and is eligible to enjoy a preferential tax rate of 15% from 2019 to 2022 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. Shanghai Boqii can re-apply for the HNTE certificate when the prior certificate expires. Whilst Shanghai Boqii was entitled to the tax preferential treatments under both “HNTE” and “Software Enterprises”, Shanghai Boqii chose to apply the preferential tax rate of “Software Enterprises”. For the years ended March 31, 2023, 2024 and 2025, Shanghai Boqii was subject to EIT rate at 12.5%, 25% and 25%, respectively.

The Company’s other subsidiaries, VIEs and VIEs’ subsidiaries established in the PRC are subject to the PRC general income tax rate of 25%.

Reconciliations of the differences between the income tax expenses of the Company and the PRC statutory EIT rate applicable to losses of the consolidated entities are as follows:

	Year ended March 31, 2023	Year ended March 31, 2024	Year ended March 31, 2025
	RMB	RMB	RMB

Loss before income taxes	(106,805)	(69,875)	(59,375)
Income tax computed at respective applicable tax rates	(26,701)	(17,469)	(14,844)
Effect of different tax jurisdiction	12,323	6,976	1,590
Super deduction for research and development expenses (a)	(456)	(547)	(363)
Non-deductible expenses	728	115	112
Change in valuation allowance	15,017	11,852	14,306
Total	911	927	801

(a)	According to the relevant laws and regulations promulgated by the State Administration of Tax of the PRC, from 2013 onwards, enterprises engaging in research and development activities are entitled to claim 200% of their qualified research and development expenses so incurred as tax deductible expenses. The additional deduction of 100% of qualified research and development expenses (the “Super Deduction”) can be directly claimed in the annual EIT filing. For the years end March 31, 2023, 2024 and 2025, the Super Deduction for research and development expenses available to the Company amounted to RMB0.5 million, RMB0.5 million and RMB 0.4 million, respectively.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

17.	Income taxes (continued)

The provisions for income taxes for the years ended March 31, 2023, 2024 and 2025 differ from the amounts computed by applying the EIT primarily due to change in valuation allowance provided and tax differential from certain subsidiaries with preferential tax rates of the Company.

The following table sets forth the effect of tax holiday effect on China operations:

	Year ended March 31, 2023	Year ended March 31, 2024	Year ended March 31, 2025
	RMB	RMB	RMB

Tax holiday effect	1,235	1,882	2,649
Basic and diluted net loss per share effect	0.02	0.02	0.01

Reconciliations between the effective income tax rate and the PRC statutory income tax rates are as follows:

	Year ended March 31, 2023	Year ended March 31, 2024	Year ended March 31, 2025
	RMB	RMB	RMB

PRC statutory income tax rates	25%	25%	25%
Tax holiday effect	(1)%	(3)%	(4)%
Difference in tax rates of subsidiaries outside PRC	(10)%	(5)%	(4)%
Super deduction for research and development expenses	0%	1%	1%
Non-deductible expenses	1%	0%	0%
Change in valuation allowance	(14)%	(17)%	(16)%
Effective income tax rate	1%	1%	1%

Composition of income tax expenses

The current and deferred portions of income tax expenses included in the consolidated statements of operations and comprehensive loss are as follows:

	Year ended March 31, 2023	Year ended March 31, 2024	Year ended March 31, 2025
	RMB	RMB	RMB

Current income tax expense/(benefit)	78	(20)	-
Deferred tax benefit	(989)	(907)	(801)
Income tax credit, net	(911)	(927)	(801)

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

17.	Income taxes (continued)

Deferred tax assets and deferred tax liabilities

Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax asset and liabilities balances as of March 31, 2024 and 2025 are as follows:

	As of March 31,	As of March 31,
	2024	2025
	RMB	RMB

Deferred tax assets:
Net accumulated loss-carry forward	150,667	153,111
Deferred deductible advertising expense	-	83
Allowance	861	1,087
Contract liabilities	60	7
Accruals	889	261
Fair Value Change	2,778	-
Total	155,255	154,549

Less: Valuation allowance	(155,255)	(154,549)
Net deferred tax asset	-	-

Deferred tax liabilities:
Recognition of intangible assets arising from asset acquisition and business combination	(3,234)	(2,433)
Net deferred tax liabilities	(3,234)	(2,433)

As of March 31, 2024 and 2025, the PRC entities of the Company had tax loss carryforwards of approximately RMB 603 million and RMB 612 million respectively, which can be carried forward to offset taxable income. The carryforwards period for net operating losses under the EIT Law is five years. The net operating loss carry forward of the Company will expire in varying amounts between 2025 and 2029. Other than the expiration, there are no other limitations or restrictions upon the Company’s ability to use these operating loss carryforwards.

Valuation allowance is provided against deferred tax assets when the Company determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Company considered factors including future taxable income exclusive of reversing temporary differences and tax loss carry forwards. If events occur in the future that allow the Company to realize part or all of its deferred income tax, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur. As of March 31, 2024 and 2025, valuation allowances of RMB155.3 million and RMB 154.5 million were provided because it was more likely than not that the Company will not be able to utilize these tax losses carry forwards and other deferred tax assets generated by its subsidiaries and VIEs.

Movement of valuation allowance is as follows:

	Year ended March 31, 2023	Year ended March 31, 2024	Year ended March 31, 2025
	RMB	RMB	RMB

Beginning balance	177,247	166,669	155,255
Change of valuation allowance	15,017	11,852	14,306
Written-off for expiration of net operating losses	(22,995)	(23,266)	(15,012)
Decrease of valuation allowances related to the disposal of a subsidiary	(2,600)	-	-
Ending balance	166,669	155,255	154,549

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

18.	Ordinary Share

As of March 31, 2024, the Company had 147,691,753 Class A ordinary shares and 13,037,729 Class B ordinary shares issued and outstanding, respectively. As of March 31, 2025, the Company had 447,691,753 Class A ordinary shares and 13,037,729 Class B ordinary shares issued and outstanding, respectively.

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

On February, 2025, the Company entered into securities purchase agreements with multiple unrelated third parties to sell an aggregate of 300,000,000 shares of Class A ordinary shares at a price of $1.2 with a total consideration amounting to US$2.4 million. As of March 31, 2025, the Company issued a total of 300,000,000 shares of Class A ordinary shares to the investors and received full consideration from them.

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

For the years ended March 31, 2023, 2024 and 2025, the Company recognized accretion of RMB0.7 million, RMB0.8 million and RMB 0.8 million, respectively, to the respective redemption value of the redeemable non-controlling interest over the period starting from issuance date with a corresponding increase to the accumulated deficit. As of March 31, 2024 and 2025, the redeemable non-controlling interests was RMB8.0 million and RMB8.8 million, respectively.

The following tables provides details of the redeemable non-controlling interests activity for the years ended March 31, 2023, 2024 and 2025:

	Year Ended March 31, 2023	Year Ended March 31, 2024	Year Ended March 31, 2025
	RMB	RMB	RMB

Beginning balance	6,522	7,197	7,963
Accretion of redeemable non-controlling interests	675	766	841
Ending balance	7,197	7,963	8,804

20.	Borrowings, other debts and derivative liabilities

Short-term borrowings

The following table presents short-term borrowings from commercial banks, other institutions and individuals as of March 31, 2024 and 2025. Short-term borrowings include borrowings with maturity terms shorter than one year:

	As of March 31,	As of March 31,
	2024	2025
	RMB	RMB

Bank borrowings	15,213	9,063

Bank borrowings

As of March 31, 2024 and 2025, the Company obtained short-term bank borrowings of RMB15.2 million and RMB9.1 million in aggregate, of which Nil and Nil were collateralized by short-term investments, respectively. The weighted average interest rate for the outstanding borrowings were approximately 4% and 3.4%, respectively. These short-term bank borrowings did not include any restrictive covenants. As of March 31, 2024 and 2025, the unused facility for the short-term borrowing were RMB5.0 million and Nil, respectively.

Future principal maturities of short-term borrowings as of March 31, 2024 and 2025 are as followings:

	Year ended March 31, 2024	Year ended March 31, 2025
	RMB	RMB
For the year ending March 31,
- Within 1 year	15,213	9,063
Total	15,213	9,063

The RMB5.06 million in short-term borrowings outstanding as of March 31, 2025, has been settled as of the date of this report.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

20.	Borrowings, other debts and derivative liabilities (continued)

Other debts

Other debts – non-current consist of the following:

	As of March 31,	As of March 31,
	2024	2025
	RMB	RMB

Loan from Chong Li (a)	10,000	-
Loan for Yoken Series A-1 Warrant (b)	32,441	38,435
Payable for investment	1,500	200
Total	43,941	38,635

(a) Loan from Chong Li

Shanghai Guangcheng signed loan agreement with Chong Li in March 2020 (“Loan from Chong Li”). The loan was interest-free with a principal amount of RMB128 million. The term is 5 years and can be extended if agreed by both Chong Li and Shanghai Guangcheng. The Company accounted for Loan from Chong Li as a long-term debt initially recognized in the amount of RMB95 million (which is the present value of the principal amount of RMB128 million) and subsequently measured at amortized cost. During the years ended March 31, 2024 and 2025, the Company repaid the principal of Loan from Chong Li of RMB6.8 million and RMB10.0 million, respectively. For the years ended March 31, 2024 and 2025, the Company recorded no interests for both periods.

The Company issued preferred shares to be settled by Superb Origin International Limited (“Superb Origin”, Chong Li is the 100% equity owner of Superb Origin) after Shanghai Guangcheng repaid the Loan from Chong Li. The Company recorded a receivable for issuance of preferred shares in the amount of RMB95 million (which is the present value of the principal amount of RMB128 million) in mezzanine equity for the consideration of the preferred shares not yet received from Superb Origin. After the completion of the IPO in October 2020, preferred shares were automatically converted into Class A ordinary shares. The Company then recorded the unreceived consideration from Superb Origin as receivable for issuance of ordinary shares under shareholders’ equity (Note 21).

In September 2023, Shanghai Guangcheng entered into a debt waiver agreement with Chong Li, which provided that Chong Li waivered RMB75.28 million of the borrowings payable not yet paid by Shanghai Guangcheng. At the same time, the Company entered into a debt waiver agreement with Superb Origin, which provided that the Company would waive the outstanding investment amount of USD 11.25 million payable by Superb Origin to it. Accordingly, the Company offset the waiver amount against “other debts” and “receivable for issuance of ordinary shares” accordingly. The Company recorded an investment loss of RMB1.4 million on this transaction (Note 16).

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

Other debts (continued)

(b) Yoken Series A-1 Warrant (continued)

On October 23, 2020, one of the investors terminated and entered into a new share purchase agreement with Yoken, pursuant to which 120,000 Yoken Series A-1 Preferred Shares were issued on October 23, 2020 for an aggregated consideration of RMB6 million. On the same day, the Company issued the remaining two investors two warrants to purchase up to 360,000 and 200,000 Yoken Series A-1 Preferred Shares at an exercise price per share of US$ 7.14 in connection with a loan of RMB18 million (equivalent to US$2.5 million) and RMB10 million (equivalent to US$1.4 million) granted to Chongaita (“Loan for Yoken Series A-1 Warrant”). As a debt modification, the Company reversed RMB1.4 million interest expense as other gains, net. The Company recognized the Yoken Series A-1 Warrant and bifurcated the conversion feature as derivative liability out of the total consideration received. As of March 31, 2024 and 2025, the carrying value of Yoken Series A-1 Warrant were RMB32.4 million and RMB 38.4 million, respectively, and fair value of conversion feature were RMB 5.7million and RMB0.005 million, respectively.

Derivative liabilities

	As of March 31,	As of March 31,
	2024	2025
	RMB	RMB

Conversion feature of Yoken Series A-1 Warrant (a)	5,721	5
Total	5,721	5

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

In September 2023, Shanghai Guangcheng entered into a debt waiver agreement with Chong Li, which provided that Chong Li waivered RMB75.28 million of the borrowings payable not yet paid by Shanghai Guangcheng (Note 20). At the same time, the Company entered into a debt waiver agreement with Superb Origin, which provided that the Company would waive the outstanding investment amount of USD 11.25 million payable by Superb Origin to it. Accordingly, the Company offset the waiver amount against “other debts” and “receivable for issuance of ordinary shares” accordingly.

During the years ended March 31, 2024 and 2025, the Company received RMB8.8 and RMB9.8 million from the receivable for issuance of ordinary shares. For the years ended March 31, 2024 and 2025, the Company recorded no interest income for both periods. As of March 31, 2024 and 2025, the balances of receivable for issuance of ordinary shares were RMB16.0 million and RMB6.2 million, respectively.

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

For the years ended March 31, 2024 and 2025, 9,511,720 and Nil share options were granted to the Participants respectively.

The following table sets forth the share options activity for the years ended March 31, 2024 and 2025:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value	Weighted average fair value
Outstanding as of March 31, 2023	3,945,354	2.58	3.45	124	2.06
Exercisable as of March 31, 2023	-	-	-	-	-
Granted	9,511,720	0.23	-	-	0.01
Exercised	(37,741)	0.10	-	-	0.17
Forfeited	(3,031,811)	3.40	-	-	3.44
Outstanding as of March 31, 2024	10,387,522	0.35	8.95	0.09	0.12
Exercisable as of March 31, 2024	-	-	-	-	-
Granted	-	-	-	-	-
Exercised	-	-	-	-	-
Forfeited	(17,750)	1.12	-	-	0.80
Outstanding as of March 31, 2025	10,369,772	0.35	8.01	0.07	0.12
Exercisable as of March 31, 2025	-	-	-	-	-

The aggregate intrinsic value is calculated as the difference between the exercise price of the options and the estimated fair value of the underlying shares of US$123,594, US$86 and US$70 at March 31, 2023, 2024 and 2025, respectively.

As of March 31, 2024 and 2025, there were US$11,964 and US$659 of unrecognized share-based compensation expenses related to share options granted by the Company, which were expected to be recognized over a weighted-average period of 8.9 years and 8.0 years, respectively.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

22.	Share-based compensation (continued)

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

For the Company’s share options granted to the Participants, the completion of a Qualified IPO is considered to be a performance condition of the awards. A Qualified IPO is not considered to be probable until it is completed. Under ASC 718, compensation cost should be accrued if it is probable that the performance condition will be achieved. As a result, no compensation expense will be recognized related to these options until the completion of a Qualified IPO, and hence no share-based compensation expense was recognized for the year ended March 31, 2020. For the year ended March 31, 2021, upon the completion of the IPO in October 2020, the Company recorded RMB55 million of share-based compensation expense. For the year ended March 31, 2024 and 2025, RMB0.7 million and RMB0.08 million of share-based compensation expense was recorded, respectively.

The fair value of options granted to the Participants for the years ended March 31, 2024 and 2025 was amounting to US$0.12 million and Nil million, respectively.

23.	Employee benefits

The full-time employees of the Company’s subsidiaries and VIEs that are incorporated in the PRC are entitled to staff welfare benefits including medical insurance, basic pensions, unemployment insurance, work injury insurance, maternity insurance and housing funds. These companies are required to contribute to these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations and charge the amount contributed to these benefits to the consolidated statements of operations and comprehensive loss. The Company has no legal obligation for the benefits beyond the contribution made. The PRC government is responsible for the welfare and medical benefits and ultimate pension liability to these employees. The total amounts charged to the consolidated statements of operations and comprehensive loss for such employee benefits amounted to RMB9 million, RMB8 million and RMB6 million for the years ended March 31, 2023, 2024 and 2025, respectively.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

24.	Fair value measurements

The Company measured its short-term investments, available-for-sale investments, equity securities with readily determinable fair values and derivative liabilities at fair value on a recurring basis. Equity securities classified within Level 1 are valued using quoted market prices that currently available on a securities exchange registered on NYSE American. Short-term investments classified within Level 2 are valued using directly or indirectly observable inputs in the marketplace. As the Company’s available-for-sale investments and derivative liabilities are not traded in an active market with readily observable prices, the Company uses significant unobservable inputs to measure the fair value of available-for-sale investments and derivative liabilities. These instruments are categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement. The Company did not transfer any assets or liabilities in or out of level 3 during the years ended March 31, 2023, 2024, and 2025.

The following table summarizes the Company’s financial assets and liabilities measured and recorded at fair value on recurring basis as of March 31, 2024 and 2025:

		Fair value measurement at reporting date using
Description	Fair value as of March 31, 2024	Quoted price in active markets for identical assets (Level 1)	Significant other observable Inputs (Level 2)	Significant unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB

Assets:
Available-for-sale investments	58,465	-	-	58,465
Equity securities with readily determinable fair values	39	39	-	-
Total assets	58,504	39	-	58,465

Liabilities:
Derivative liabilities	5,721	-	-	5,721

		Fair value measurement at reporting date using
Description	Fair value as of March 31, 2025	Quoted price in active markets for identical assets (Level 1)	Significant other observable Inputs (Level 2)	Significant unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB

Assets:
Short-term investments	4,000	-	4,000	-
Available-for-sale investments	59,624	-	-	59,624
Equity securities with readily determinable fair values	12	12	-	-
Total assets	63,636	12	4,000	59,624

Liabilities:
Derivative liabilities	5	-	-	5

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

24.	Fair value measurements (continued)

The roll forward of major Level 3 investments are as following:

	Derivative liabilities	Available- for-sale investments
Fair value of Level 3 investments as at March 31, 2022	9,086	74,866
Reclassification of forward exchange contracts	(651)	-
Unrealized fair value change of the derivative liabilities	2,266	-
Unrealized fair value change of the available-for-sale investments	-	(6,427)
Disposal of available-for-sale investments	-	(428)
Fair value of Level 3 investments as at March 31, 2023	10,701	68,011
Reclassification of forward exchange contracts	(6,014)	-
Unrealized fair value change of the derivative liabilities	1,034	-
Unrealized fair value change of the available-for-sale investments	-	(3,546)
Disposal of available-for-sale investments	-	(6,000)
Fair value of Level 3 investments as at March 31, 2024	5,721	58,465
Unrealized fair value change of the derivative liabilities	(5,716)	-
Unrealized fair value change of the available-for-sale investments	-	1,159
Fair value of Level 3 investments as at March 31, 2025	5	59,624

The Company determined the fair value of their investments by using equity allocation model, market approach and binomial model. The determination of the fair value was based on estimates, judgments and information of other comparable public companies. The significant unobservable inputs adopted in the valuation as of March 31, 2024 and 2025:

	As of March 31,	As of March 31,
	2024	2025

Implied price to sales after discount for lack of marketability	0.95x	0.77x
Weighted average cost of capital	n.a.	n.a.
Lack of marketability discount	20%,28%,32%	20%,24%,31%
Risk-free rate	1.87%,2.08%,2.17%	1.56%,1.60%,1.65%
Expected volatility	41.55%,43.47%,45.49%	43.70%,40.97%,42.40%
Probability	Liquidation scenario: 40%,35% Redemption scenario: 40%,35% IPO scenario: 20%,30%	Liquidation scenario: 40%,35% Redemption scenario: 40%,35% IPO scenario: 20%,30%

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

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

24.	Fair value measurements (continued)

The Company determined the fair value of their derivative liabilities by using binominal model. The determination of the fair value was based on estimates, judgments and information of other comparable public companies. The significant unobservable inputs adopted in the valuation as of March 31, 2024 and 2025 are as follows:

	As of March 31,	As of March 31,
	2024	2025

Spot price (US$)	5.90	1.64
Risk-free rate	4.91%	4.03%
Expected volatility	58.28%	69.30%
Expected expiry years (in years)	1.60	0.56

The significant unobservable inputs used in the fair value measurement of the derivative liabilities include spot price, risk-free rate, expected volatility and expected expiry years. Significant decreases in spot price, risk-free rate, expected volatility and expected expiry years would result in a significantly lower fair value measurement.

25.	Net Loss per share

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the years ended March 31, 2023, 2024 and 2025, respectively, as follows:

	Year Ended March 31, 2023	Year Ended March 31, 2024	Year Ended March 31, 2025
	RMB	RMB	RMB

Numerator:
Net loss attributable to Boqii Holding Limited	(102,799)	(63,664)	(54,125)
Accretion on the Redeemable non-controlling interests to redemption value (Note 19)	(675)	(766)	(841)
Net loss attributable to ordinary shareholders	(103,474)	(64,430)	(54,966)
Denominator:
Basic and diluted (Note (a))	68,858,823	100,637,760	192,878,814
Net loss per share attributable to ordinary shareholders:
Basic and diluted	(1.50)	(0.64)	(0.28)

Note (a):	Options exercisable for a minimal exercise price (the “Penny Stock”) are included in the denominator of basic loss per share calculation once there are no further vesting conditions or contingencies associated with them, as they are considered issuable shares. Basic net loss per share is computed using the weighted average number of ordinary shares outstanding and the Penny Stock during the reporting periods. Diluted net loss per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding and the Penny Stock during the reporting periods.

For the years ended March 31, 2024 and 2025, assumed share options have not been reflected in the dilutive calculations pursuant to ASC 260, “Earnings Per Share,” due to the anti-dilutive effect.

The following ordinary shares equivalent were excluded from the computation of diluted loss per ordinary share for the periods presented because including them would have had an anti-dilutive effect:

	Year Ended March 31, 2023	Year Ended March 31, 2024	Year Ended March 31, 2025

Share options - weighted average	4,348,142	998,281	980,531

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

26.	Related party transactions

The table below sets forth the major related parties and their relationships with the Company as of March 31, 2023, 2024 and 2025:

Name of related parties	Relationship with the Company
Nanjing Animal Pharmaceutical	An equity investee of the Company until December, 2022
Wuhan Chunzhijin	An equity investee of the Company
Weishi Network	An equity investee of the Company
Beijing Petdog	An available-for-sale investee that the Company has significant influence
Shanghai Chalin Information Technology Center (limited partnership) (“Shanghai Chalin Information”)	A company with a common director of the Company
MERCHANT TYCOON LIMITED	A shareholder of the Company
SUPERB ORIGIN INTERNATIONAL LIMITED	A shareholder of the Company
Yingzhi (Lisa) Tang	Senior management of the Company
Yan Jiang	Senior management of the Company

Details of related party transactions are as follows:

	Year Ended March 31, 2023	Year Ended March 31, 2024	Year Ended March 31, 2025
	RMB	RMB	RMB

Purchase of merchandise

Nanjing Animal Pharmaceutical	1,402	3,891	-
	1,402	3,891	-

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

26.	Related party transactions (continued)

	Year Ended March 31, 2023	Year Ended March 31, 2024	Year Ended March 31, 2025
	RMB	RMB	RMB

Loans granted to related parties

Wuhan Chunzhijin (a)	2,720	4,761	1,989
MERCHANT TYCOON LIMITED	100	-	-
	2,820	4,761	1,989

(a)	The Company entered into a loan agreement with Wuhan Chunzhijin to provide Wuhan Chunzhijin with an interest-free loan of up to RMB10 million, which will be repaid on demand. In March 2023, the Company converted RMB3.4 million loan to Wuhan Chunzhijin into equity interest. (Detail refer to Note 10).

	Year Ended March 31, 2023	Year Ended March 31, 2024	Year Ended March 31, 2025
	RMB	RMB	RMB
Advances provided to related parties

SUPERB ORIGIN INTERNATIONAL LIMITED (a)	5,497	-	14,433
Nanjing Animal Pharmaceutical (b)	350	5,413	-
	5,847	5,413	14,433

(a)	In January 2023 and June 2024, the Company made an advance payment of RMB 5.5 million and RMB 14.4 million, respectively, to SUPERB ORIGIN INTERNATIONAL LIMITED for the purchase of goods. As of March 31, 2024 and 2025, the balance of the advance payment was RMB 4.1 million and RMB 18.7 million respectively, both of which are recorded as Prepayments to related parties.

(b)	During the years ended March 31, 2023, and 2024, the Company made advance payments totaling RMB 0.35 million and RMB5.4 million, respectively, to Nanjing Animal Pharmaceutical for the purchase of goods. As of March 31, 2023, and 2024, there were goods valued at RMB 2.0 million and Nil, respectively, which were recorded as Prepayments to related parties.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

26.	Related party transactions (continued)

Details of related party balances are as follows:

Amounts due from related parties

	As of March 31,	As of March 31,	As of March 31,
	2023	2024	2025
	RMB	RMB	RMB

Prepayments to related parties

SUPERB ORIGIN INTERNATIONAL LIMITED	5,497	4,065	18,670
Nanjing Animal Pharmaceutical	2,000	-	-
Weishi Network	1,582	1,401	1,134
	9,079	5,466	19,804
Other receivables from related parties

Wuhan Chunzhijin	2,988	5,658	4,935

Loans to related parties
Yan Jiang	200	211	-
Shanghai Guangcheng Information	-	27	-
MERCHANT TYCOON LIMITED	100	-	-
	300	238	-

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

26.	Related party transactions (continued)

Amounts due to related parties

	As of March 31,	As of March 31,	As of March 31,
	2023	2024	2025
	RMB	RMB	RMB

Trade payables to related parties

Nanjing Animal Pharmaceutical	471	-	-

28.	Commitments and contingencies

(a)	Capital commitments

As of March 31, 2024 and 2025, no capital commitment was related to leasehold improvement and purchase of equipment.

(b)	Contingencies

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome arising out of any such matter will have a material adverse effect on our consolidated financial position, cash flows or results of operations on an individual basis or in the aggregate. As of March 31, 2024 and 2025, the Company is not a party to any material legal or administrative proceedings.

29.	Subsequent events

In July 2025, we ceased the listing of our ADSs representing Class A ordinary shares on the NYSE American and listed our Class A ordinary shares, on a post-reverse stock split basis, for trading on the NYSE American in substitution for the ADSs. Trading of the ADSs ended after market close on July 10, 2025, and the ADS Facility was terminated before market opened on July 11, 2025. The Bank of New York Mellon, as Depositary, notified all ADS holders of the termination of the deposit agreement, which became effective on July 11, 2025. Immediately following this, we implemented a reverse stock split, consolidating every 160 existing Class A ordinary shares of $0.001 par value into one new ordinary share of $0.16 par value. As a result, each holder received one new ordinary share for every 160 existing shares, and outstanding ADSs were automatically cancelled and exchanged for new ordinary shares at a rate of 0.9375 new ordinary shares per ADS, with any fractional shares rounded up to the nearest whole share at the participant level.

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

For the years ended March 31, 2023, 2024 and 2025, appropriation to statutory reserves was made because two PRC subsidiaries had generated profits for these periods.

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

As of March 31, 2025, the total restricted net assets of the Company’s subsidiaries and the VIEs incorporated in the PRC and subjected to restriction amounted to Nil.

Rules 12-04(a) and 4-08(e)(3) of Regulation S-X require condensed financial information as to the financial position, cash flows and results of operations of a parent company as of and for the same periods for which the audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance S-X Rule4-08 (e)(3) and concluded that it was not applicable for the Company to disclose the financial statements for the parent company since the 25% threshold was not met for the year ended March 31, 2025.