Form 20-F/A
period 2025-03-31
Boqii Holding Ltd
filed 2026-03-19
CIK 1815021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No.1)

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

Yes ☐    No ☐

EXPLANATORY NOTE

Boqii Holding Limited (the “Company”) is filing this amendment (the “Amendment”) to its Annual Report on Form 20-F (the “Original Form 20-F”) filed with the Securities and Exchange Commission on July 21, 2025, for purpose of amending its financial statements, including the notes thereto, for the fiscal years ended March 31, 2024 and 2025 and related disclosures, in order to reflect the share consolidation effected on July 11, 2025 in connection with the termination of the Company’s ADR program, pursuant to which every 160 Class A ordinary shares of a par value of US$0.001 each were consolidated into one new Class A ordinary share of a par value of US$0.16 each.

Except as described above, this Amendment does not amend, update or restate any other disclosure in the Original Form 20-F. and does not reflect any events occurring after the original filing date of the Original Form 20-F. This Amendment should be read in conjunction with the Original Form 20-F.

As required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the certifications required by Rule 13a-14(a) under the Exchange Act are also being filed as exhibits to this Amendment.

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

Unless otherwise stated in this annual report, all numbers of our ordinary shares and related data have been updated to reflect the 160-for-1 share consolidation approved by our shareholders on June 26, 2025 (the “Reverse Split”).

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

	For the Year Ended March 31,
	2023		2024		2025
	RMB	% of total net revenues	RMB	% of total net revenues	RMB	US$	% of total net revenues
	(in thousands, except for share and per share data)
Net revenues:
Product sales	1,048,491	96.0	680,143	95.9	431,294	59,434	92.0
Online marketing and information services and other revenue	43,603	4.0	29,209	4.1	37,600	5,181	8.0
Total net revenues	1,092,094	100.0	709,352	100.0	468,894	64,615	100
Total cost of revenues	(858,608)	(78.6)	(568,615)	(80.2)	(368,240)	(50,745)	(78.5)
Gross profit	233,486	21.4	140,737	19.8	100,654	13,870	21.5
Operating expenses:
Fulfillment expenses	(126,295)	(11.6)	(59,506)	(8.4)	(35,571)	(4,902)	(7.6)
Sales and marketing expenses	(124,007)	(11.4)	(85,091)	(12.0)	(74,531)	(10,271)	(15.9)
General and administrative expenses	(46,554)	(4.3)	(59,265)	(8.4)	(50,609)	(6,974)	(10.8)
Impairment of goodwill	(40,684)	(3.7)		-	-	-	-
Other income, net	286	0.0	2,966	0.4	736	101	0.2
Loss from operations	(103,768)	(9.5)	(60,159)	(8.5)	(59,321)	(8,176)	(12.6)

Interest income	7,420	0.7	2,638	0.4	972	135	0.2
Interest expense	(13,350)	(1.2)	(7,326)	(1.0)	(6,506)	(897)	(1.4)
Other gains/(loss), net	5,159	0.5	(3,994)	(0.6)	(236)	(33)	(0.1)
Fair value change of derivative liabilities	(2,266)	(0.2)	(1,034)	(0.1)	5,716	788	1.2
Loss before income tax expenses	(106,805)	(9.8)	(69,875)	(9.8)	(59,375)	(8,183)	(12.7)
Income tax benefit	911	0.1	927	0.1	801	110	0.2
Share of results of equity investee	(82)	0.0	50	0.0	(22)	(3)	0.0
Net loss	(105,976)	(9.7)	(68,898)	(9.7)	(58,596)	(8,076)	(12.5)
Less: Net loss attributable to the non-controlling interest shareholders	(3,177)	(0.3)	(5,234)	(0.7)	(4,471)	(615)	(1.0)
Net loss attributable to Boqii Holding Limited	(102,799)	(9.4)	(63,664)	(9.0)	(54,125)	(7,461)	(11.5)
Accretion on redeemable non-controlling interests to redemption value	(675)	(0.1)	(766)	(0.1)	(841)	(116)	(0.2)
Net loss attributable to Boqii Holding Limited’s ordinary shareholders	(103,474)	(9.5)	(64,430)	(9.1)	(54,966)	(7,577)	(11.7)
Net loss per share attributable to Boqii Holding Limited’s ordinary shareholders
Basic	(240.4)		(102.4)		(45.6)	(6.3)
Diluted	(240.4)		(102.4)		(45.6)	(6.3)
Weighted average number of ordinary shares
Basic	430,368		628,986		1,205,493	1,205,493
Diluted	430,368		628,986		1,205,493	1,205,493

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1	Fourteenth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.1 to our report on Form 6-K filed with the SEC on July 11, 2025)

2.1***	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 2.1 to our annual report on Form 20-F filed with the SEC on July 21, 2025)

2.2***	Description of Securities registered under Section 12 of the Exchange Act (incorporated herein by reference to Exhibit 2.2 to our annual report on Form 20-F filed with the SEC on July 21, 2025)

4.1	The Amended and Restated 2018 Global Share Plan (incorporated by reference to Exhibit 10.1 to our registration statement on Form S-8 (File No. 333-265313), as amended, initially filed with the SEC on May 31, 2022)

4.2	Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.3	Form of Employment Agreement between the Registrant and a director or executive officer of the Registrant (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.4	Tenth Amended and Restated Warrant Holders and Shareholders Agreement by and among the Registrant, its ordinary shareholder, preferred shareholders and other parties named therein dated August 19, 2020 (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.5	English translation of Equity Pledge Agreement entered on October 16, 2019, by and between Shanghai Xincheng, Shanghai Guangcheng, and then shareholders of Shanghai Guangcheng (incorporated by reference to Exhibit 10.8 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.6	English translation of Equity Pledge Agreement entered on August 4, 2020 by and between Shanghai Xincheng, Shanghai Guangcheng, and Shanghai Chelin Information Technology Center (Limited Partnership), and then shareholders of Shanghai Guangcheng (incorporated by reference to Exhibit 10.9 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.7	English translation of Exclusive Call Option Agreement entered on August 4, 2020, by and between Shanghai Xincheng, Shanghai Guangcheng and then shareholders of Shanghai Guangcheng (incorporated by reference to Exhibit 10.10 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.8	English translation of Exclusive Technical Consulting and Service Agreement entered into on August 4, 2020 by and between Shanghai Xincheng and Shanghai Guangcheng (incorporated by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.9	English translation of Intellectual Property License Agreement entered into on August 4, 2020 by and between Shanghai Xincheng and Shanghai Guangcheng (incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.10	English translation of Shareholders’ Voting Rights Proxy Agreement entered into on August 4, 2020, by and among Shanghai Xincheng, Shanghai Guangcheng, and then shareholders of Shanghai Guangcheng (incorporated by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.11	English translation of Equity Pledge Agreement entered on September 26, 2019, by and between Xingmu WFOE, Nanjing Xingmu, and certain shareholders of Nanjing Xingmu (incorporated by reference to Exhibit 10.15 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.12	English translation of Exclusive Call Option Agreement entered on September 26, 2019, by and between Xingmu WFOE, Nanjing Xingmu and certain shareholders of Nanjing Xingmu (incorporated by reference to Exhibit 10.16 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

Exhibit Number	Description of Document
4.13	English translation of Exclusive Technical Consulting and Service Agreement entered into on September 26, 2019 by and between Xingmu WFOE and Nanjing Xingmu (incorporated by reference to Exhibit 10.12 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.14	English translation of Intellectual Property License Agreement entered into on September 26, 2019 by and between Xingmu WFOE and Nanjing Xingmu (incorporated by reference to Exhibit 10.13 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.15	English translation of Shareholders’ Voting Rights Proxy Agreement entered into on September 26, 2019, by and among Xingmu WFOE, Nanjing Xingmu, and certain shareholders of Nanjing Xingmu (incorporated by reference to Exhibit 10.14 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.16	English translation of Spousal Consent Letter signed by Ms. Jiajia Chen dated September 26, 2019 (incorporated by reference to Exhibit 10.18 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.17	English translation of Spousal Consent Letter signed by Ms. Yan Wang dated September 26, 2019 (incorporated by reference to Exhibit 10.19 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.18	English translation of Equity Pledge Agreement entered on June 18, 2021, by and between Shanghai Xincheng, Suzhou Taicheng, and certain shareholders of Suzhou Taicheng (incorporated by reference to Exhibit 4.19 to our annual report on Form 20-F for the year ended March 31, 2022, as amended, initially filed with the SEC on July 27, 2022)

4.19	English translation of Exclusive Call Option Agreement entered on June 18, 2021, by and between Shanghai Xincheng, Suzhou Taicheng and certain shareholders of Suzhou Taicheng (incorporated by reference to Exhibit 4.20 to our annual report on Form 20-F for the year ended March 31, 2022, as amended, initially filed with the SEC on July 27, 2022)

4.20	English translation of Exclusive Technical Consulting and Service Agreement entered into on June 18, 2021 by and between Shanghai Xincheng and Suzhou Taicheng (incorporated by reference to Exhibit 4.21 to our annual report on Form 20-F for the year ended March 31, 2022, as amended, initially filed with the SEC on July 27, 2022)

4.21	English translation of Intellectual Property License Agreement entered into on June 18, 2021 by and between Shanghai Xincheng and Suzhou Taicheng (incorporated by reference to Exhibit 4.22 to our annual report on Form 20-F for the year ended March 31, 2022, as amended, initially filed with the SEC on July 27, 2022)

4.22	English translation of Shareholders’ Voting Rights Proxy Agreement entered into on June 18, 2021, by and among Shanghai Xincheng, Suzhou Taicheng, and certain shareholders of Suzhou Taicheng (incorporated by reference to Exhibit 4.23 to our annual report on Form 20-F for the year ended March 31, 2022, as amended, initially filed with the SEC on July 27, 2022)

4.23	English translation of Supplement Shareholders’ Voting Rights Proxy Agreement entered into on September 25, 2022, by and among Shanghai Xincheng, Shanghai Guangcheng, and the shareholder of Shanghai Guangcheng (incorporated by reference to Exhibit 4.6 to our registration statement on Form F-3 (File No. 333-267919), as amended, filed with the SEC on October 18, 2022)

4.24	English translation of Equity Pledge Agreement entered into on September 25, 2022, by and among Shanghai Xincheng, Shanghai Guangcheng, and the shareholder of Shanghai Guangcheng (incorporated by reference to Exhibit 4.6 to our registration statement on Form F-3 (File No. 333-267919), as amended, initially filed with the SEC on November 15, 2022)

4.25	English translation of Supplement Exclusive Option Agreement entered into on September 25, 2022, by and among Shanghai Xincheng, Shanghai Guangcheng, and the shareholder of Shanghai Guangcheng (incorporated by reference to Exhibit 4.8 to our registration statement on Form F-3 (File No. 333-267919), as amended, initially filed with the SEC on October 18, 2022)

4.26	English translation of Supplement Loan Agreement entered into on September 25, 2022, by and between Shanghai Xincheng and the shareholder of Shanghai Guangcheng (incorporated by reference to Exhibit 4.9 to our registration statement on Form F-3 (File No. 333-267919), as amended, initially filed with the SEC on October 18, 2022)

4.27	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to our report on Form 6-K filed with the SEC on February 20, 2025)

4.28	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to our report on Form 6-K filed with the SEC on February 20, 2025)

8.1	Principal Subsidiaries and VIEs of the Registrant (incorporated by reference to Exhibit 8.1 to our annual report on Form 20-F for the year ended March 31, 2024, filed with the SEC on October 29, 2024)

Exhibit Number	Description of Document
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

11.2	Insider Trading Policy(incorporated by reference to Exhibit 11.2 to our annual report on Form 20-F for the year ended March 31, 2024, filed with the SEC on October 29, 2024)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1***	Consent of Maples and Calder (Hong Kong) LLP (incorporated herein by reference to Exhibit 15.1 to our annual report on Form 20-F filed with the SEC on July 21, 2025)

15.2***	Consent of Lifeng Partners (incorporated herein by reference to Exhibit 15.2 to our annual report on Form 20-F filed with the SEC on July 21, 2025)

15.3*	Consent of Assentsure PAC

16.1	Letter of PricewaterhouseCoopers Zhong Tian LLP, dated October 29, 2024 (incorporated by reference to Exhibit 16.1 to our annual report on Form 20-F for the year ended March 31, 2024, filed with the SEC on October 29, 2024)

97	Compensation Recoupment Policy (incorporated by reference to Exhibit 97 to our annual report on Form 20-F for the year ended March 31, 2024, filed with the SEC on October 29, 2024)

101.INS*	Inline XBRL Instance Document- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith

**	Furnished herewith

***	Previously filed

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BOQII HOLDING LIMITED

By:	/s/ Yingzhi (Lisa) Tang
Name:	Yingzhi (Lisa) Tang
Title:	Director, Co-Chief Executive Officer and Chief Financial Officer

Date: March 19, 2026

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

/s/ Assentsure PAC
Singapore
July 18, 2025, except for Note 17, 18, 22 and 25, as to which the date is March 19, 2026
PCAOB ID number: 6783

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

BOQII HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF MARCH 31, 2024 AND 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

		As of March 31,
	Note	2024	2025
		RMB	RMB	US$ (Note 2(f))

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY (CONTINUED)
Non-current liabilities
Deferred tax liabilities (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of Nil as of March 31, 2024 and 2025, respectively)	17	3,234	2,433	335
Operating lease liabilities, non-current (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB2,209 and RMB 538 as of March 31, 2024 and 2025, respectively)	14	3,115	851	117
Other debts, non-current (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB11,500 and RMB 200 as of March 31, 2024 and 2025, respectively)	20	43,941	38,635	5,324
Total non-current liabilities		50,290	41,919	5,776
Total liabilities		122,334	87,791	12,098
Commitments and contingencies (Note 27)

Mezzanine equity:
Redeemable non-controlling interests	19	7,963	8,804	1,213
Total mezzanine equity		7,963	8,804	1,213
Shareholders’ equity:
Class A ordinary shares (US$0.16 par value; 93,750,000 shares authorized, 923,074 shares issued and outstanding as of March 31, 2024; 93,750,000 shares authorized, 2,798,074 shares issued and outstanding as of March 31, 2025)	18	962	3,114	429
Class B ordinary shares (US$0.16 par value; 12,500,000 shares authorized, 81,486 shares issued and outstanding as of March 31, 2024; 12,500,000 shares authorized, 81,486 shares issued and outstanding as of March 31, 2025)	18	82	82	11
Additional paid-in capital		3,329,675	3,342,121	460,557
Statutory reserves		3,876	3,876	534
Accumulated other comprehensive loss		(39,478)	(37,769)	(5,205)
Accumulated deficit		(3,060,405)	(3,115,371)	(429,310)
Receivable for issuance of ordinary shares	21	(16,031)	(6,248)	(861)
Total Boqii Holding Limited shareholders’ equity		218,681	189,805	26,155
Non-controlling interests		34,237	29,766	4,102
Total shareholders’ equity		252,918	219,571	30,257
Total liabilities, mezzanine equity and shareholders’ equity		383,215	316,166	43,568

The accompanying notes are an integral part of these consolidated financial statements.

BOQII HOLDING LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

		Year Ended March 31,
	Note	2023	2024	2025
		RMB	RMB	RMB	US$ (Note 2(f))

Net revenues:
Product sales		1,048,491	680,143	431,294	59,434
Online marketing and information services and other revenue		43,603	29,209	37,600	5,181
Total revenues		1,092,094	709,352	468,894	64,615
Total cost of revenue		(858,608)	(568,615)	(368,240)	(50,745)
Gross profit		233,486	140,737	100,654	13,870
Operating expenses:
Fulfillment expenses		(126,295)	(59,506)	(35,571)	(4,902)
Sales and marketing expenses		(124,007)	(85,091)	(74,531)	(10,271)
General and administrative expenses		(46,554)	(59,265)	(50,609)	(6,974)
Impairment of goodwill	11	(40,684)	-	-	-
Other income, net		286	2,966	736	101
Loss from operations		(103,768)	(60,159)	(59,321)	(8,176)
Interest income		7,420	2,638	972	135
Interest expense	15	(13,350)	(7,326)	(6,506)	(897)
Other gains/(loss), net	16	5,159	(3,994)	(236)	(33)
Fair value change of derivative liabilities		(2,266)	(1,034)	5,716	788
Loss before income tax expenses		(106,805)	(69,875)	(59,375)	(8,183)
Income tax benefit	17	911	927	801	110
Share of results of equity investees		(82)	50	(22)	(3)
Net loss		(105,976)	(68,898)	(58,596)	(8,076)
Less: Net loss attributable to the non-controlling interest shareholders		(3,177)	(5,234)	(4,471)	(615)
Net loss attributable to Boqii Holding Limited		(102,799)	(63,664)	(54,125)	(7,461)
Accretion on redeemable non-controlling interests to redemption value	19	(675)	(766)	(841)	(116)
Net loss attributable to Boqii Holding Limited’s ordinary shareholders		(103,474)	(64,430)	(54,966)	(7,577)
Net loss		(105,976)	(68,898)	(58,596)	(8,076)
Other comprehensive income (loss):
Foreign currency translation adjustment, net of Nil tax		15,591	1,258	840	116
Unrealized securities holding losses/(gains)		(6,711)	(3,547)	869	120
Total comprehensive loss		(97,096)	(71,187)	(56,887)	(7,840)
Less: Total comprehensive loss attributable to non- controlling interests shareholders		(3,177)	(5,234)	(4,471)	(615)
Total comprehensive loss attributable to Boqii Holding Limited		(93,919)	(65,953)	(52,416)	(7,225)
Net loss per share attributable to Boqii Holding Limited’s ordinary shareholders
— basic		(240.4)	(102.4)	(45.6)	(6.3)
— diluted		(240.4)	(102.4)	(45.6)	(6.3)
Weighted average number of ordinary shares
— basic		430,368	628,986	1,205,493	1,205,493
— diluted		430,368	628,986	1,205,493	1,205,493

The accompanying notes are an integral part of these consolidated financial statements.

BOQII HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Class A Ordinary Shares (US$0.16 per value)		Class B Ordinary Shares (US$0.16 per value)		Additional		Accumulated other		Non-	Receivable for issuance of	Total
	Number of Shares	Amount	Number of Shares	Amount	Paid-in Capital	Statutory reserves	comprehensive loss	Accumulated deficit	controlling interests	ordinary shares	Shareholders’ Equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balances as of March 31, 2022	348,185	372	81,486	82	3,295,336	3,433	(46,069)	(2,889,233)	42,648	(164,746)	241,823
Foreign currency translation adjustment	-	-	-	-	-	-	15,591	-	-	-	15,591
Accretion on redeemable non-controlling interests to redemption value	-	-	-	-	-	-	-	(675)	-	-	(675)
Receivable for issuance of ordinary shares (Note 21)	-	-	-	-	-	-	-	-	-	81,341	81,341
Unrealized securities holding losses, net of tax	-	-	-	-	-	-	(6,711)	-	-	-	(6,711)
Issuance of ordinary shares for the exercise of stock options	335	1	-	-	37	-	-	-	-	-	38
Appropriations to statutory reserves	-	-	-	-	-	443	-	(443)	-	-	-
Share-based compensation	-	-	-	-	(7,677)	-	-	-	-	-	(7,677)
Net loss	-	-	-	-	-	-	-	(102,799)	(3,177)	-	(105,976)
Balances as of March 31, 2023	348,520	373	81,486	82	3,287,696	3,876	(37,189)	(2,993,150)	39,471	(83,405)	217,754

BOQII HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Class A Ordinary Shares (US$0.16 per value)		Class B Ordinary Shares (US$0.16 per value)		Additional		Accumulated other		Non-	Receivable for issuance of	Total
	Number of Shares	Amount	Number of Shares	Amount	Paid-in Capital	Statutory reserves	comprehensive loss	Accumulated deficit	controlling interests	ordinary shares	Shareholders’ Equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balances as of March 31, 2023	348,520	373	81,486	82	3,287,696	3,876	(37,189)	(2,993,150)	39,471	(83,405)	217,754
Change in Accounting Policy*	-	-	-	-	-	-	-	(2,825)	-	-	(2,825)
Balances as of March 31, 2023 (adjusted)	348,520	373	81,486	82	3,287,696	3,876	(37,189)	(2,995,975)	39,471	(83,405)	214,929
Foreign currency translation adjustment	-	-	-	-	-	-	1,258	-	-	-	1,258
Accretion on redeemable non-controlling interests to redemption value	-	-	-	-	-	-	-	(766)	-	-	(766)
Receivable for issuance of ordinary shares (Note 21)	-	-	-	-	75,276	-	-	-	-	(7,902)	67,374
Unrealized securities holding losses, net of tax	-	-	-	-	-	-	(3,547)	-	-	-	(3,547)
Issuance of ordinary shares for the exercise of stock options	58,930	-	-	-	27	-	-	-	-	-	27
Share-based compensation	-	-	-	-	679	-	-	-	-	-	679
Debt waive of Chong Li	-	-	-	-	(75,276)	-	-	-	-	75,276	-
Issuance of ordinary shares for the public offering and private placement	515,625	589	-	-	41,273	-	-	-	-	-	41,862
Net loss	-	-	-	-	-	-	-	(63,664)	(5,234)	-	(68,898)
Balances as of March 31, 2024	923,074	962	81,486	82	3,329,675	3,876	(39,478)	(3,060,405)	34,237	(16,031)	252,918

BOQII HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Class A Ordinary Shares (US$0.16 per value)		Class B Ordinary Shares (US$0.16 per value)		Additional		Accumulated other		Non-	Receivable for issuance of	Total
	Number of Shares	Amount	Number of Shares	Amount	Paid-in Capital	Statutory reserves	comprehensive loss	Accumulated deficit	controlling interests	ordinary shares	Shareholders’ Equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balances as of March 31, 2024	923,074	962	81,486	82	3,329,675	3,876	(39,478)	(3,060,405)	34,237	(16,031)	252,918
Foreign currency translation adjustment	-	-	-	-	-	-	840	-	-	-	840
Accretion on redeemable non-controlling interests to redemption value	-	-	-	-	-	-	-	(841)	-	-	(841)
Receivable for issuance of ordinary shares (Note 21)	-	-	-	-	-	-	-	-	-	9,783	9,783
Unrealized securities holding gains, net of tax	-	-	-	-	-	-	869	-	-	-	869
Share-based compensation	-	-	-	-	81	-	-	-	-	-	81
Issuance of ordinary shares for the private placement (Note 18)	1,875,000	2,152	-	-	12,365	-	-	-	-	-	14,517
Net loss	-	-	-	-	-	-	-	(54,125)	(4,471)	-	(58,596)
Balances as of March 31, 2025	2,798,074	3,114	81,486	82	3,342,121	3,876	(37,769)	(3,115,371)	29,766	(6,248)	219,571

*	The Company used a modified retrospective approach to adopt ASC Topic 326, and the cumulative-effect to retained earnings was RMB2.8 million

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

The following table sets forth the effect of tax holiday effect on China operations:

	Year ended March 31, 2023	Year ended March 31, 2024	Year ended March 31, 2025
	RMB	RMB	RMB

Tax holiday effect	1,235	1,882	2,649
Basic and diluted net loss per share effect	3.2	3.2	1.6

Reconciliations between the effective income tax rate and the PRC statutory income tax rates are as follows:

	Year ended March 31, 2023	Year ended March 31, 2024	Year ended March 31, 2025
	RMB	RMB	RMB

PRC statutory income tax rates	25%	25%	25%
Tax holiday effect	(1)%	(3)%	(4)%
Difference in tax rates of subsidiaries outside PRC	(10)%	(5)%	(4)%
Super deduction for research and development expenses	0%	1%	1%
Non-deductible expenses	1%	0%	0%
Change in valuation allowance	(14)%	(17)%	(16)%
Effective income tax rate	1%	1%	1%

Composition of income tax expenses

The current and deferred portions of income tax expenses included in the consolidated statements of operations and comprehensive loss are as follows:

	Year ended March 31, 2023	Year ended March 31, 2024	Year ended March 31, 2025
	RMB	RMB	RMB

Current income tax expense/(benefit)	78	(20)	-
Deferred tax benefit	(989)	(907)	(801)
Income tax credit, net	(911)	(927)	(801)

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

17.	Income taxes (continued)

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

As of March 31, 2024, the Company had 147,691,753 Class A ordinary shares and 13,037,729 Class B ordinary shares issued and outstanding, respectively(or approximately 923,074 Class A ordinary shares and 81,486 Class B ordinary shares after taking into account of the 160-for-1 reverse split approved by shareholders on June 26, 2025).

As of March 31, 2025, the Company had 447,691,753 Class A ordinary shares and 13,037,729 Class B ordinary shares issued and outstanding, respectively (or approximately 2,798,074 Class A ordinary shares and 81,486 Class B ordinary shares after taking into account of the 160-for-1 reverse split approved by shareholders on June 26, 2025).

Initial public offering

In October 2020, the Company completed its IPO on the New York Stock Exchange of 7,000,000 American Depositary Shares (“ADSs”) (including 1,050,000 ADSs sold upon the full exercise of the underwriters’ over-allotment option) (each representing 0.75 of one Class A ordinary share), for total ordinary shares offering of 5,250,000 shares at a price of US$10.00 per ADS. The net proceeds raised from the IPO amounted to approximately US$61 million after deducting underwriting discounts and commissions and other offering expenses. The number of the ordinary shares are those prior to the 160-for-1 reverse share split approved by shareholders on June 26, 2025.

Upon the completion of the IPO, all series of redeemable convertible preferred shares of the Company were converted and designated as Class A ordinary shares with a par value of US$0.001 each on a one-for-one basis except for (i)10,340,000 shares of Series A preferred shares were automatic converted into 7,844,137 ordinary shares on a 1: 0.76 basis, (ii) 9,067,384 shares of Series B preferred shares were automatic converted into 8,557,980 ordinary shares on a 1:0.94 basis, (iii) 6,734,459 shares of Series C+ preferred shares were automatic converted into 6,883,520 ordinary shares on a 1:1.02 basis and (iv) 833,125 shares of Series C preferred shares were converted and designated as Class B ordinary shares with a par value of US$0.001 each on a one-for-one basis. 12,204,604 ordinary shares were designated as Class B ordinary share on a one-for-one basis. The remaining ordinary shares were designated as Class A ordinary shares on a one-for-one basis. The number of aforementioned preferred shares and ordinary shares are those prior to the 160-for-1 reverse share split approved by shareholders on June 26, 2025.

In respect of all matters subject to shareholders’ vote, each holder of Class A ordinary share is entitled to one and each holder of Class B ordinary share is entitled to twenty votes.

In February 2021, the Company repurchased 521,924 shares of Class A ordinary shares from one of its shareholders with a consideration amounting to US$4.8 million, the repurchased shares were cancelled thereafter. The number of the ordinary shares are those prior to the 160-for-1 reverse share split approved by shareholders on June 26, 2025.

Public offering

On July 28, 2023, the Company entered into a securities purchase agreement, as amended on August 16, 2023 with VG Master Fund SPC (“VG”), under which, subject to specified terms and conditions, the Company may sell and issue in its discretion, (i) up to $7,000,000 of our American depository shares and (ii) up to $35,000 of our ADSs being issued to VG as commitment shares, from time to time during the period commencing on July 28, 2023 and ending on the earlier  of (i) the date on which VG shall have purchased a number of shares pursuant to the Purchase Agreement equal to $7,000,000 or (ii) July 28, 2024.The purchase price for ADS for each purchase will be equal to eighty percent (80%) of the lowest daily closing price of ADSs as reported on NYSE (as adjusted for any reorganization, recapitalization, non-cash dividend, share subdivision, share consolidation or other similar transaction) during the five business days beginning on and including the date that the third-party receives the written Purchase Notice. As of March 31, 2024, the Company has sold a total of 4,500,000 of the Company’s ADS with gross proceeds of US$3.3 million pursuant to the agreement. As of March 31, 2024, the Company has received gross proceeds of US$3.3 million. Accordingly, the Company recorded the discounted portion in other losses totaling RMB5.9 million. The number of the shares are those prior to the 160-for-1 reverse share split approved by shareholders on June 26, 2025.

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

On February, 2025, the Company entered into securities purchase agreements with multiple unrelated third parties to sell an aggregate of 300,000,000 shares of Class A ordinary shares at a price of $1.2 with a total consideration amounting to US$2.4 million. As of March 31, 2025, the Company issued a total of 300,000,000 shares of Class A ordinary shares to the investors and received full consideration from them. The number of aforementioned ordinary shares are those prior to the 160-for-1 reverse share split approved by shareholders on June 26, 2025.

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

On September 27, 2012, the Company adopted 2012 Global Share Plan (the “2012 Plan”) and reserved 6,635 ordinary shares for share options to be granted to certain of the Company’s employees and non-employees (the “Participants”). On August 1, 2018, the Company adopted 2018 Global Share Plan (the “2018 Plan”) to replace the 2012 Plan and increased the reserved ordinary shares to 37,424 in total for future grants of share options. On September 1, 2020, the Company amended the 2018 Plan and increased the authorized reserved shares from 37,424 to 56,174. In May 2022, the Company amended the 2018 Plan and increased 25,000 authorized reserved shares from 56,174 to 81,174.

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

For the years ended March 31, 2024 and 2025, 59,449 and Nil share options were granted to the Participants respectively.

The following table sets forth the share options activity for the years ended March 31, 2024 and 2025:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value	Weighted average fair value
Outstanding as of March 31, 2023	24,659	412.8	3.45	124	329.6
Exercisable as of March 31, 2023	-	-	-	-	-
Granted	59,449	36.8	-	-	1.6
Exercised	(236)	16.0	-	-	27.2
Forfeited	(18,949)	544.0	-	-	550.4
Outstanding as of March 31, 2024	64,923	56.0	8.95	0.09	19.2
Exercisable as of March 31, 2024	-	-	-	-	-
Granted	-	-	-	-	-
Exercised	-	-	-	-	-
Forfeited	(111)	179.2	-	-	128.0
Outstanding as of March 31, 2025	64,812	56.0	8.01	0.07	19.2
Exercisable as of March 31, 2025	-	-	-	-	-

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

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the years ended March 31, 2023, 2024 and 2025, respectively, as follows:

	Year Ended March 31, 2023	Year Ended March 31, 2024	Year Ended March 31, 2025
	RMB	RMB	RMB

Numerator:
Net loss attributable to Boqii Holding Limited	(102,799)	(63,664)	(54,125)
Accretion on the Redeemable non-controlling interests to redemption value (Note 19)	(675)	(766)	(841)
Net loss attributable to ordinary shareholders	(103,474)	(64,430)	(54,966)
Denominator:
Basic and diluted (Note (a))	430,368	628,986	1,205,493
Net loss per share attributable to ordinary shareholders:
Basic and diluted	(240.4)	(102.4)	(45.6)

Note (a):	Options exercisable for a minimal exercise price (the “Penny Stock”) are included in the denominator of basic loss per share calculation once there are no further vesting conditions or contingencies associated with them, as they are considered issuable shares. Basic net loss per share is computed using the weighted average number of ordinary shares outstanding and the Penny Stock during the reporting periods. Diluted net loss per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding and the Penny Stock during the reporting periods.

For the years ended March 31, 2024 and 2025, assumed share options have not been reflected in the dilutive calculations pursuant to ASC 260, “Earnings Per Share,” due to the anti-dilutive effect.

The following ordinary shares equivalent were excluded from the computation of diluted loss per ordinary share for the periods presented because including them would have had an anti-dilutive effect:

	Year Ended March 31, 2023	Year Ended March 31, 2024	Year Ended March 31, 2025

Share options - weighted average	27,176	6,240	6,129

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

26.	Related party transactions

The table below sets forth the major related parties and their relationships with the Company as of March 31, 2023, 2024 and 2025:

Name of related parties	Relationship with the Company
Nanjing Animal Pharmaceutical	An equity investee of the Company until December, 2022
Wuhan Chunzhijin	An equity investee of the Company
Weishi Network	An equity investee of the Company
Beijing Petdog	An available-for-sale investee that the Company has significant influence
Shanghai Chalin Information Technology Center (limited partnership) (“Shanghai Chalin Information”)	A company with a common director of the Company
MERCHANT TYCOON LIMITED	A shareholder of the Company
SUPERB ORIGIN INTERNATIONAL LIMITED	A shareholder of the Company
Yingzhi (Lisa) Tang	Senior management of the Company
Yan Jiang	Senior management of the Company

Details of related party transactions are as follows:

	Year Ended March 31, 2023	Year Ended March 31, 2024	Year Ended March 31, 2025
	RMB	RMB	RMB

Purchase of merchandise

Nanjing Animal Pharmaceutical	1,402	3,891	-
	1,402	3,891	-

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

26.	Related party transactions (continued)

	Year Ended March 31, 2023	Year Ended March 31, 2024	Year Ended March 31, 2025
	RMB	RMB	RMB

Loans granted to related parties

Wuhan Chunzhijin (a)	2,720	4,761	1,989
MERCHANT TYCOON LIMITED	100	-	-
	2,820	4,761	1,989

(a)	The Company entered into a loan agreement with Wuhan Chunzhijin to provide Wuhan Chunzhijin with an interest-free loan of up to RMB10 million, which will be repaid on demand. In March 2023, the Company converted RMB3.4 million loan to Wuhan Chunzhijin into equity interest. (Detail refer to Note 10).

	Year Ended March 31, 2023	Year Ended March 31, 2024	Year Ended March 31, 2025
	RMB	RMB	RMB
Advances provided to related parties

SUPERB ORIGIN INTERNATIONAL LIMITED (a)	5,497	-	14,433
Nanjing Animal Pharmaceutical (b)	350	5,413	-
	5,847	5,413	14,433

(a)	In January 2023 and June 2024, the Company made an advance payment of RMB 5.5 million and RMB 14.4 million, respectively, to SUPERB ORIGIN INTERNATIONAL LIMITED for the purchase of goods. As of March 31, 2024 and 2025, the balance of the advance payment was RMB 4.1 million and RMB 18.7 million respectively, both of which are recorded as Prepayments to related parties.

(b)	During the years ended March 31, 2023, and 2024, the Company made advance payments totaling RMB 0.35 million and RMB5.4 million, respectively, to Nanjing Animal Pharmaceutical for the purchase of goods. As of March 31, 2023, and 2024, there were goods valued at RMB 2.0 million and Nil, respectively, which were recorded as Prepayments to related parties.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

26.	Related party transactions (continued)

Details of related party balances are as follows:

Amounts due from related parties

	As of March 31,	As of March 31,	As of March 31,
	2023	2024	2025
	RMB	RMB	RMB

Prepayments to related parties

SUPERB ORIGIN INTERNATIONAL LIMITED	5,497	4,065	18,670
Nanjing Animal Pharmaceutical	2,000	-	-
Weishi Network	1,582	1,401	1,134
	9,079	5,466	19,804
Other receivables from related parties

Wuhan Chunzhijin	2,988	5,658	4,935

Loans to related parties
Yan Jiang	200	211	-
Shanghai Guangcheng Information	-	27	-
MERCHANT TYCOON LIMITED	100	-	-
	300	238	-

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

26.	Related party transactions (continued)

Amounts due to related parties

	As of March 31,	As of March 31,	As of March 31,
	2023	2024	2025
	RMB	RMB	RMB

Trade payables to related parties

Nanjing Animal Pharmaceutical	471	-	-

28.	Commitments and contingencies

(a)	Capital commitments

As of March 31, 2024 and 2025, no capital commitment was related to leasehold improvement and purchase of equipment.

(b)	Contingencies

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