Form 20-F
period 2026-03-31
Boqii Holding Ltd
filed 2026-07-13
CIK 1815021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2026.

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

Room 1203, 12th Floor, Building T1, Smart Cloud

No. 1, Lane 235, Yubei Road

Pudong New District, Shanghai 201204

People’s Republic of China

(Address of principal executive offices)

Yingzhi (Lisa) Tang

co-Chief Executive Officer and Chief Financial Officer

Tel: +86 21-6109-6226

E-mail: lisa@boqii.com

Room 1203, 12th Floor, Building T1, Smart Cloud

No. 1, Lane 235, Yubei Road

Pudong New District, Shanghai 201204

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A ordinary shares, par value US$0.0000001 per share	BQ	NYSE American LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of March 31, 2026, there were 4,298,128 Class A ordinary shares, 81,486 Class B ordinary shares, and 500,000 Class C ordinary shares issued and outstanding.

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

Large Accelerated Filer	☐	Non-accelerated Filer	☒
Accelerated Filer	☐	Emerging growth company	☐

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

Yes ☐    No ☐

i

INTRODUCTION

Except where the context otherwise indicates and for the purpose of this annual report only:

●	“active buyers” in a given period refers to a registered account that accepted one or more shipped orders on our online sales platforms; for the avoidance of doubt, active buyers include both individual customers and small and medium pet businesses. The active buyers are calculated using internal company data, treating each account as a separate active buyer even though some buyers may buy through different accounts and multiple buyers may buy through the same account;

●	“ADSs” refers to the American depositary shares, each represented 150 Class A ordinary shares (defined below) before the mandatory exchange of the ADSs for Class A ordinary shares and removal of the ADS program effective July 11, 2025;

●	“Boqii” refers to Boqii Holding Limited, a Cayman Islands exempted company;

●	“we,” “us,” “our company,” “the Company,” “the Group” and “our” refer to Boqii and its subsidiaries and, in the context of describing our operations and consolidated financial information, including the VIEs (defined below) and their respective subsidiaries;

●	“brand owner” refers to a company engaging in the production and sale of branded pet goods;

●	“brand partner” refers to a specific brand owner whose products are sold via our online sales platforms and offline network;

●	“Class A ordinary shares” refers to our Class A ordinary shares, par value US$0.0000001 per share;

●	“Class B ordinary shares” refers to our Class B ordinary shares, par value US$0.0000001 per share;

●	“Class C ordinary shares” refers to our Class C ordinary shares, par value US$0.0000001 per share;

●	“China” or the “PRC” refers to the People’s Republic of China, including Hong Kong and Macau and, only for the purpose of this annual report, excluding Taiwan; the only instances in which “China” or the “PRC” do not include Hong Kong or Macau are when used in the case of laws and regulations, including, among others, tax matters, adopted by the People’s Republic of China; the legal and operational risks associated with operating in China also apply to our operations in Hong Kong;

●	“GMV” refers to gross merchandise volume, which is the total value of confirmed orders placed with us and sold through distribution model or drop shipping model where we act as a principal in the transaction regardless of whether the products are delivered or returned, calculated based on the listed prices of the ordered products without taking into consideration any discounts;

●	“KOL” refers to key opinion leaders, or individuals who have the power to engage and impact people within a specific community or field;

●	“online platforms” refers to our online sales platforms and our content platform;

●	“online sales platforms” refers to Boqii Mall, our flagship stores on third-party e-commerce platforms and our proprietary SaaS system;

●	“MAA” means the fifteenth amended and restated memorandum and articles of association of Boqii currently in effect;

●	“Meiyizhi WFOE” refers to Shanghai Meiyizhi Supply Chain Co., Ltd.;

●	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;

●	“Shanghai Guangcheng” refers to Guangcheng (Shanghai) Information Technology Co., Ltd.;

●	“Shanghai Xincheng” refers to Xincheng (Shanghai) Information Technology Co., Ltd.;

●	“shares” or “ordinary shares” refers to our Class A ordinary shares, Class B ordinary shares and Class C ordinary shares, par value US$0.0000001 per share each;

●	“Suzhou Taicheng” refers to Suzhou Taicheng Supply Chain Co., Ltd.;

●	“Suzhou Xingyun” refers to Suzhou Xingyun Yueming Supply Chain Co., Ltd.;

●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;

●	“variable interest entities,” or “VIEs,” refers to the PRC entities of which we have power to control the management, and financial and operating policies and have the right to recognize and receive substantially all the economic benefits and in which we have an exclusive option to purchase all or part of the equity interests at the minimum price possible to the extent permitted by PRC law;

●	“Xingmu” or “Nanjing Xingmu” refers to Nanjing Xingmu Biotechnology Co., Ltd.;

●	“Xingmu WFOE” refers to Nanjing Xinmu Information Technology Co., Ltd.; and

●	“Yoken WFOE” refers to Chengdu Chongaita Information Technology Co., Ltd.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at RMB6.8980 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2026. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

Unless otherwise stated in this annual report, all numbers of our ordinary shares and related data have been updated to reflect the 160-for-1 share consolidation approved by our shareholders on June 26, 2025 (the “2025 Reverse Split”).

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

For the years ended March 31, 2024, 2025 and 2026, the amount of revenues generated by the VIEs accounted for approximately 71.2%, 55.3% and 33.2%, respectively, of our total net revenues. As of March 31, 2024, 2025 and 2026, total assets of the VIEs, excluding amounts due from other companies in our Company, equaled to approximately 44.8%, 49.1% and 36.1% of our consolidated total assets as of the same dates, respectively. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to material penalties or be forced to relinquish our interests in those operations or otherwise significantly change our corporate structure. We and our investors face significant uncertainty about potential future actions by the PRC government that could affect the legality and enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of our company as a whole. Our Class A ordinary shares may decline in value or become worthless, if we are unable to claim our contractual control rights over the assets of the VIEs that conduct substantially all of our operations in China. For detailed discussion, see “Item 3. Key Information-3.D. Risk Factors-Risks Related to Our Corporate Structure and Contractual Arrangements.”

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

Contractual Arrangements with the VIEs and Their Respective Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services. Boqii is an exempted company with limited liability incorporated in the Cayman Islands and our wholly owned PRC subsidiaries are currently considered foreign-invested enterprise. Accordingly, our PRC subsidiaries are not eligible to provide value-added telecommunication services in China or import veterinary drugs. To ensure strict compliance with the PRC laws and regulations, we conduct such business activities through the VIEs, Suzhou Taicheng, Shanghai Guangcheng and Suzhou Xingyun. Shanghai Xincheng and Meiyizhi WFOE, our wholly owned subsidiaries in China, have entered into a series of contractual arrangements with the VIEs and their respective shareholders, which enable us to (i) direct the activities of the VIEs, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law. These contractual arrangements include the exclusive consultation and technical service agreement, loan agreements, equity pledge agreement, exclusive purchase option agreement, shareholder voting right trust agreement, and spousal consents, as the case may be.

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

As of the date of this annual report, all equity pledges under the share pledge agreements by and between the shareholders of Suzhou Xingyun and Meiyizhi WFOE, as well as by and between the shareholders of Suzhou Taicheng and Shanghai Xincheng have been registered with the relevant PRC legal authority pursuant to PRC laws and regulations.

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

In the opinion of Shanghai DeheHantong Law Offices, our PRC counsel:

●	the ownership structures of the VIEs do not contravene any PRC laws or regulations currently in effect; and

●	the agreements under the contractual arrangements among Shanghai Xincheng, Shanghai Guangcheng and their respective shareholders, among Meiyizhi WFOE, Suzhou Xingyun and their respective shareholders, as well as among Shanghai Xincheng, Suzhou Taicheng and their respective shareholders governed by PRC laws are valid and binding upon each party to such agreements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect.

In March 2019, the National People’s Congress of the PRC adopted the PRC Foreign Investment Law, which became effective on January 1, 2020. Among other things, the PRC Foreign Investment Law defines the “foreign investment” as investment activities in China by foreign investors in a direct or indirect manner, including those circumstances explicitly listed thereunder as establishing new projects or foreign invested enterprises or acquiring shares of enterprises in China, and other approaches of investment as stipulated by laws, administrative regulations or otherwise regulated by the State Council. The PRC Foreign Investment Law does not specify whether foreign investors’ controlling PRC onshore variable interest entities via contractual arrangements will be recognized as “foreign investment” and thus be subject to the restrictions and/or prohibitions on foreign investments. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. If future laws and regulations specify that the VIE agreements are in violation of relevant PRC laws and regulations and the PRC government accordingly finds that the VIE agreements that establish the structure for operating our internet content services and other internet related businesses or for importing veterinary drugs do not comply with PRC government restrictions on foreign investment in certain industries, such as value-added telecommunications services business, Class A ordinary shares may decline in value or become worthless, we could be subject to severe penalties, including being prohibited from continuing operations. For detailed discussion, see “Item 3. Key Information-3.D. Risk Factors-Risks Related to Our Corporate Structure and Contractual Arrangements.”

Cash Flows through Our Organization

Transfer of Funds and Other Assets

We currently do not have cash management policies that dictate how funds are transferred between us, our subsidiaries and the VIEs. In practice, we estimate and allocate funds to our WFOE and the VIEs based on their respective available cash balances and forecasted cash requirements. Under relevant PRC laws and regulations, we are permitted to remit funds to the VIEs through loans rather than capital contributions. The following diagram summarizes how funds were transferred among Boqii, our subsidiaries, and the VIEs as of March 31, 2026.

As of March 31, 2026, Boqii had made cumulative capital contributions of approximately RMB1,220.8 million (approximately US$177.0 million) to its PRC subsidiaries through intermediate holding companies, which were accounted as long-term investments of Boqii. Furthermore, funds equivalent to approximately nil, nil and nil were provided to the PRC subsidiaries as loans for the years ended March 31, 2024, 2025 and 2026, respectively, which were accounted as intra-Group payables due to the Group’s entities. These funds have been used by the Company’s PRC subsidiaries and VIEs for their operations.

The VIEs may transfer cash to the relevant WFOEs by paying service fees according to the exclusive business cooperation agreements. Pursuant to these agreements between each of the VIEs and its corresponding WFOEs, each of the VIEs agrees to pay the relevant WFOE for services related to design and maintenance of the e-commerce platform, consulting services, technical training, research, planning and development of the market and customer support at an amount based on 100% of the balance of the gross consolidated profits of each VIE after offsetting the accumulated losses for the preceding financial years and deducting the working capital, expenses, taxes and other statutory contributions required for any financial year, or the amount determined by the WFOE in accordance with the terms of the agreements. Considering the future operating and cash flow needs of the VIEs, for the years ended March 31, 2024, 2025, and 2026, no service fees were charged to the VIEs by the WFOEs, and no payments were made by the VIEs under these agreements. If there is any amount payable to relevant WFOEs under the VIE agreements, the VIEs will settle the amount accordingly. For more information, see “Item 3. Key Information-Condensed Consolidating Schedule” and consolidated financial statements included elsewhere in this annual report. For any amounts owed by the VIEs to our PRC subsidiaries under the VIE agreements, unless otherwise required by PRC governmental authorities in accordance with relevant PRC laws and regulations, we are able to settle such amounts without limitations under the current effective PRC laws and regulations, provided that the VIEs have sufficient funds to do so.

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

Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors

Boqii ‘s ability to pay dividends, if any, to its shareholders and to service any debt it may incur will depend upon dividends paid by our PRC subsidiaries. Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets offshore to Boqii. In particular, under the current effective PRC laws and regulations, dividends may be paid only out of distributable profits. Distributable profits are the net profit as determined under PRC GAAP, less any recovery of accumulated losses and appropriations to statutory and other reserves required to be made. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. As a result, our PRC subsidiaries may not have sufficient distributable profits to pay dividends to us in the near future.

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

	As of March 31, 2024
	Boqii Holding Limited	All others	Primary beneficiaries of VIEs and their subsidiaries	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
ASSETS
Current assets:
Cash and cash equivalents	69	28,769	24,687	19,197	-	72,722
Accounts receivable, net	-	2,811	23,576	23,731	-	50,118
Inventories, net	-	2,581	41,504	11,104	-	55,189
Prepayments and other current assets	9,693	33,499	18,908	32,418	-	94,518
Amounts due from related parties	-	4,064	-	1,640	-	5,704
Intra-Group receivables due from the Group’s entities(1)		102,392	934,134	19,140	(1,055,666)	-
Non-current assets:
Property and equipment, net	-	-	659	2,444	-	3,103
Intangible assets	-	-	17,885	25	-	17,910
Operating lease right-of-use assets	-	-	1,605	7,346	-	8,951
Goodwill	-	-	-	-	-	-
Long-term investments	38	-	-	65,849	-	65,887
Long-term investments to the Group’s entities	211,476				(211,476)
Amounts due from related parties, non-current	-	-	-	5,658	-	5,658
Other non-current asset	-	110	1,252	2,093	-	3,455
Total assets	211,276	174,226	1,064,210	190,645	(1,267,142)	383,215
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	-	-	5,000	10,213	-	15,213
Accounts payable	-	22	21,978	2,279	-	24,279
Salary and welfare payable	-	406	2,126	440	-	2,972
Accrued liabilities and other current liabilities	(126)	34	8,799	7,960	-	16,667
Amounts due to related parties, current	-	-	-	-	-	-
Intra-Group payables due to the Group’s entities(1)	2,721	12,112	42,911	997,922	(1,055,666)	-
Contract liabilities	-	-	-	1,579	-	1,579
Operating lease liabilities, current	-	-	359	5,254	-	5,613
Derivative liabilities	-	5,721	-	-	-	5,721
Non-current liabilities:
Deferred tax liabilities	-	-	4,435	(1,201)	-	3,234
Operating lease liabilities, non-current	-	-	906	2,209	-	3,115
Long-term debt	-	-	32,441	11,500	-	43,941
Investments deficit to the Group’s entities(2)	-	(63,488)	851,208	-	(787,720)	-
Total liabilities	2,595	(45,193)	970,163	1,038,155	(1,843,386)	122,334
Mezzanine equity:
Redeemable non-controlling interests		7,963				7,963
Total mezzanine equity		7,963				7,963
Shareholders’ equity:
Total Boqii Holding Limited shareholders’ deficit	218,681	211,476	63,488	(851,208)	576,244	218,681
Non-controlling interests	-	(20)	30,559	3,698	-	34,237
Total shareholders’ equity	218,681	211,456	94,047	(847,510)	576,244	252,918
Total liabilities, mezzanine equity and shareholders’ equity	221,276	174,226	1,064,210	190,645	(1,267,142)	383,215

	As of March 31, 2025
	Boqii Holding Limited	All others	Primary beneficiaries of VIEs and their subsidiaries	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
ASSETS
Current assets:
Cash and cash equivalents	4,688	8,528	11,135	14,308	-	38,659
Short-term investments	-	-	-	4,000	-	4,000
Accounts receivable, net	-	2,825	5,942	20,551	-	29,318
Inventories, net	-	2,626	31,393	6,057	-	40,076
Prepayments and other current assets	9,565	14,072	33,630	33,197	-	90,465
Amounts due from related parties	-	18,670	-	1,134	-	19,804
Intra-Group receivables due from the Group’s entities(1)		93,861	957,477	12,579	(1,063,917)	-
Non-current assets:
Property and equipment, net	-	-	788	3,461	-	4,249
Intangible assets	-	-	14,656	15	-	14,671
Operating lease right-of-use assets	-	-	1,034	2,050	-	3,084
Goodwill	-	-	-	-	-	-
Long-term investments	12	-	-	64,975	-	64,986
Long-term investments to the Group’s entities	178,150				(178,150)
Amounts due from related parties, non-current	-	-	-	4,935	-	4,935
Other non-current asset	-	-	1,390	529	-	1,919
Total assets	192,415	140,582	1,057,445	167,791	(1,242,067)	316,166
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	-	-	9,000	63	-	9,063
Accounts payable	-	-	19,137	421	-	19,558
Salary and welfare payable	-	306	1,545	57	-	1,908
Accrued liabilities and other current liabilities	(125)	61	7,156	4,764	-	11,856
Amounts due to related parties, current	-	-	-	-	-	-
Intra-Group payables due to the Group’s entities(1)	2,735	113	49,153	1,011,916	(1,063,917)	-
Contract liabilities	-	-	-	1,768	-	1,768
Operating lease liabilities, current	-	-	430	1,284	-	1,714
Derivative liabilities	-	5	-	-	-	5
Non-current liabilities:
Deferred tax liabilities	-	-	3,634	(1,201)	-	2,433
Operating lease liabilities, non-current	-	-	313	538	-	851
Long-term debt	-	-	38,435	200	-	38,635
Investments deficit to the Group’s entities(2)	-	(46,857)	853,014	-	(806,157)	-
Total liabilities	2,610	(46,372)	981,817	1,019,810	(1,870,074)	87,791
Mezzanine equity:
Redeemable non-controlling interests	-	8,804	-	-	-	8,804
Total mezzanine equity	-	8,804	-	-	-	8,804
Shareholders’ equity:
Total Boqii Holding Limited shareholders’ deficit	189,805	178,150	46,857	(853,014)	628,007	189,805
Non-controlling interests	-	-	28,771	995	-	29,766
Total shareholders’ equity	189,805	178,150	75,628	(852,019)	628,007	219,571
Total liabilities, mezzanine equity and shareholders’ equity	192,415	140,582	1,057,445	167,791	(1,242,067)	316,166

	As of March 31, 2026
	Boqii Holding Limited	All others	Primary beneficiaries of VIEs and their subsidiaries	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
ASSETS
Current assets:
Cash and cash equivalents	11	20,481	17,262	11,673	-	49,427
Short-term investments	-	-	-	-	-	-
Accounts receivable, net	-	2,611	4,770	4,543	-	11,924
Inventories, net	-	1,112	24,526	569	-	26,207
Prepayments and other current assets	9,576	16,593	37,765	23,702	-	87,636
Amounts due from related parties	-	17,076	226	1,137	-	18,439
Intra-Group receivables due from the Group’s entities(1)	-	128,164	937,414	31,856	(1,097,434)	-
Non-current assets:
Property and equipment, net	-	-	466	873	-	1,339
Intangible assets	-	-	87	7	-	94
Operating lease right-of-use assets	-	-	641	3,098	-	3,739
Goodwill	-	-		-	-	-
Long-term investments	1	-	-	35,907	-	35,908
Long-term investments to the Group’s entities	180,978	-	-	-	(180,978)	-
Amounts due from related parties, non-current	-	-	-	5,394	-	5,394
Other non-current asset	-	14	1,283	363	-	1,660
Total assets	190,566	186,051	1,024,440	119,122	(1,278,412)	241,767
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	-	-	8,000	8,000	-	16,000
Accounts payable	-	-	7,718	438	-	8,156
Salary and welfare payable	-	249	243	535	-	1,027
Accrued liabilities and other current liabilities	(126)	23,049	7,966	468	-	31,357
Amounts due to related parties, current	-	-	-	-	-	-
Intra-Group payables due to the Group’s entities(1)	2,691	14	102,637	992,092	(1,097,434)	-
Contract liabilities	-	-	430	1,466	-	1,896
Operating lease liabilities, current	-	-	197	873	-	1,070
Derivative liabilities	-	-	-	-	-	-
Non-current liabilities:
Deferred tax liabilities	-	-	-	-	-	-
Operating lease liabilities, non-current	-	-	252	2,021	-	2,273
Long-term debt	-	-		200	-	200
Investments deficit to the Group’s entities(2)	-	(18,239)	890,307	-	(872,068)	-
Total liabilities	2,565	5,073	1,017,750	1,006,093	(1,969,502)	61,979
Mezzanine equity:
Redeemable non-controlling interests	-	-	-	-	-	-
Total mezzanine equity	-	-	-	-	-	-
Shareholders’ equity:
Total Boqii Holding Limited shareholders’ deficit	188,001	180,978	18,239	(890,307)	691,090	188,001
Non-controlling interests	-	-	(11,549)	3,336	-	(8,213)
Total shareholders’ equity	188,001	180,978	6,690	(886,971)	691,090	179,788
Total liabilities, mezzanine equity and shareholders’ equity	190,566	186,051	1,024,440	119,122	(1,278,412)	241,767

Notes:

(1)	Represents the elimination of intercompany balances among Boqii, the primary beneficiaries of VIEs and their subsidiaries, the other subsidiaries, and the VIEs and their subsidiaries that we consolidate.
(2)	Represents the elimination of investments among Boqii, the primary beneficiaries of VIEs and their subsidiaries, the other subsidiaries, and the VIEs and their subsidiaries that we consolidate.

	Year Ended March 31, 2024
	Boqii Holding Limited	All others	Primary Beneficiaries of VIEs and their subsidiaries	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Net revenues:
Third-party revenues	-	5,386	240,509	463,457	-	709,352
Intra-Group revenues(1)	-	-	266,536	41,335	(307,871)	-
Total revenues	-	5,386	507,045	504,792	(307,871)	709,352
Cost of revenues:
Third-party cost of revenues	-	(4,747)	(471,571)	(92,297)	-	(568,615)
Intra-Group cost of revenues(1)	-	-	(918)	(266,823)	267,741	-
Total cost of revenues	-	(4,747)	(472,489)	(359,120)	267,741	(568,615)
Gross profit	-	639	34,556	145,672	(40,130)	140,737
Operating expenses:
Third-party operating expenses	(9,900)	(12,467)	(42,696)	(138,799)	-	(203,862)
Intra-Group operating expenses(1)	-	-	(40,416)	286	40,130	-
Total operating expenses	(9,900)	(12,467)	(83,112)	(138,513)	40,130	(203,862)
Other income/(expense), net	-	-	2,005	961	-	2,966
Loss from operations	(9,900)	(11,828)	(46,551)	8,120	-	(60,159)
Equity in loss of the Group’s entities(2)	(64,439)	(55,107)	(4,834)	-	124,380	-
Non-operating income/(expense)	10,677	2,483	(7,132)	(15,744)	-	(9,716)
Loss before income tax expenses	(63,662)	(64,452)	(58,517)	(7,624)	124,380	(69,875)
Income tax benefits	-	-	889	38	-	927
Share of results of equity investees	-	-	-	50	-	50
Net loss	(63,662)	(64,452)	(57,628)	(7,536)	124,380	(68,898)
Less: Net income attributable to the non-controlling interest shareholders	-	(13)	(2,521)	(2,700)	-	(5,234)
Net loss attributable to Boqii Holding Limited	(63,662)	(64,439)	(55,107)	(4,836)	124,380	(63,664)

	Year Ended March 31, 2025
	Boqii Holding Limited	All others	Primary Beneficiaries of VIEs and their subsidiaries	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Net revenues:
Third-party revenues		1,487	235,220	232,187	-	468,894
Intra-Group revenues(1)		-	122,368	27,336	(149,704)	-
Total revenues		1,487	357,588	259,523	(149,704)	468,894
Cost of revenues:
Third-party cost of revenues	-	(1,125)	(305,389)	(61,726)	-	(368,240)
Intra-Group cost of revenues(1)	-	-	(307)	(121,990)	122,297	-
Total cost of revenues	-	(1,125)	(305,696)	(183,716)	122,297	(368,240)
Gross profit	-	362	51,892	75,807	(27,407)	100,654
Operating expenses:
Third-party operating expenses	(7,562)	(13,218)	(58,304)	(81,627)	-	(160,711)
Intra-Group operating expenses(1)	-	-	(27,406)	-	27,406	-
Total operating expenses	(7,562)	(13,218)	(85,710)	(81,627)	27,406	(160,711)
Other income/(expense), net	-	-	144	592	-	736
Loss from operations	(7,562)	(12,856)	(33,674)	(5,228)	(1)	(59,321)
Equity in loss of the Group’s entities(2)	(46,578)	(40,073)	(2,966)	-	89,617	-
Non-operating income/(expense)	15	6,373	(6,023)	(419)	-	(54)
Loss before income tax expenses	(54,125)	(46,556)	(42,663)	(5,647)	89,616	(59,375)
Income tax benefits	-	-	801	-	-	801
Share of results of equity investees	-	-	-	(22)	-	(22)
Net loss	(54,125)	(46,556)	(41,862)	(5,669)	89,616	(58,596)
Less: Net income attributable to the non-controlling interest shareholders	-	22	(1,790)	(2,703)	-	(4,471)
Net loss attributable to Boqii Holding Limited	(54,125)	(46,578)	(40,072)	(2,966)	89,616	(54,125)

	Year Ended March 31, 2026
	Boqii Holding Limited	All others	Primary Beneficiaries of VIEs and their subsidiaries	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Net revenues:
Third-party revenues	-	40	305,634	114,793	-	420,467
Intra-Group revenues(1)	-	-	74,187	24,601	(98,788)	-
Total revenues	-	40	379,821	139,394	(98,788)	420,467
Cost of revenues:
Third-party cost of revenues	-	(662)	(301,444)	(7,922)	-	(310,028)
Intra-Group cost of revenues(1)	-	-	-	(74,187)	74,187	-
Total cost of revenues	-	(662)	(301,444)	(82,109)	74,187	(310,028)
Gross profit	-	(622)	78,377	57,285	(24,601)	110,439
Operating expenses:
Third-party operating expenses	(9,667)	(8,147)	(64,196)	(58,794)	-	(140,804)
Intra-Group operating expenses(1)	-	-	(24,601)	-	24,601	-
Total operating expenses	(9,667)	(8,147)	(88,797)	(58,794)	24,601	(140,804)
Other income/(expense), net	-	-	101	298	-	399
Loss from operations	(9,667)	(8,769)	(10,319)	(1,211)	-	(29,966)
Equity in loss of the Group’s entities(2)	4,586	3,372	(16,099)	-	8,141	-
Non-operating income/(expense)	4	10,014	30,400	(11,304)	-	29,114
Loss before income tax expenses	(5,077)	4,617	3,982	(12,515)	8,141	(852)
Income tax benefits	-	(31)	(16)	(1,227)	-	(1,274)
Share of results of equity investees	-	-	-	242	-	242
Net loss	(5,077)	4,586	3,966	(13,500)	8,141	(1,884)
Less: Net income attributable to the non-controlling interest shareholders	-	-	594	2,600	-	3,194
Net loss attributable to Boqii Holding Limited	(5,077)	4,586	3,372	(16,100)	8,141	(5,078)

Notes:

(1)	Represents the elimination of the intercompany transactions at the consolidation level. For the years ended March 31, 2024, 2025 and 2026, the primary beneficiary of the VIE didn’t charge any service fees according to the exclusive consultation and service agreements.

(2)	Represents the elimination of investments among Boqii, the primary beneficiaries of VIEs and their subsidiaries, the other subsidiaries and the VIEs and their subsidiaries that we consolidate.

	Year Ended March 31, 2024
	Boqii Holding Limited	All others	Primary Beneficiaries of VIEs and their subsidiaries	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Cash flows from operating activities:
Net cash provided by/(used in) transactions with external parties	(8,944)	(15,112)	(246,170)	244,798	-	(25,428)
Net cash provided by/(used in) transactions with the Group’s entities	-	-	717,589	(717,589)	-	-
Net cash provided by/(used in) operating activities	(8,944)	(15,112)	471,419	(472,791)	-	(25,428)
Cash flows from investing activities:
Capital contribution to the Group’s entities	(35,466)	(39,938)	-	-	75,404	-
Cash flows of loan funding provided to the Group’s entities, net of repayments received	-	(28,328)	(569,335)	-	597,663	-
Other investing activities	19	40,675	1,901	5,219	-	47,814
Net cash provided by/(used in) investing activities	(35,447)	(27,591)	(567,434)	5,219	673,067	47,814
Cash flows from financing activities:
Proceeds from issuance of ordinary shares	35,920					35,920
Capital contribution from the Group’s entities	-	35,466	39,938	-	(75,404)	-
Cash flows of loan funding received from the Group’s entities, net of repayments made	-	29,551	99,898	468,214	(597,663)	-
Other financing activities	8,815	-	(80,899)	3,032	-	(69,052)
Net cash provided by financing activities	44,735	65,017	58,937	471,246	(673,067)	(33,132)

	Year Ended March 31, 2025
	Boqii Holding Limited	All others	Primary Beneficiaries of VIEs and their subsidiaries	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Cash flows from operating activities:
Net cash provided by/(used in) transactions with external parties	(7,142)	(37,360)	(139,244)	116,914	-	(66,832)
Net cash provided by/(used in) transactions with the Group’s entities	-	-	175,936	(175,936)	-	-
Net cash provided by/(used in) operating activities	(7,142)	(37,360)	36,692	(59,022)	-	(66,832)
Cash flows from investing activities:
Capital contribution to the Group’s entities	(12,624)	(22,283)	-	-	34,907	-
Cash flows of loan funding provided to the Group’s entities, net of repayments received	-	-	(122,104)	-	122,104	-
Other investing activities	85	26,778	(592)	(1,672)	-	24,599
Net cash provided by/(used in) investing activities	(12,539)	4,495	(122,696)	(1,672)	157,011	24,599
Cash flows from financing activities:
Capital contribution from the Group’s entities	-	12,624	22,283	-	(34,907)	-
Cash flows of loan funding received from the Group’s entities, net of repayments made	-	-	46,149	75,955	(122,104)	-
Other financing activities	24,300	-	4,000	(20,150)	-	8,150
Net cash provided by financing activities	24,300	12,624	72,432	55,805	(157,011)	8,150

	Year Ended March 31, 2026
	Boqii Holding Limited	All others	Primary Beneficiaries of VIEs and their subsidiaries	VIEs and their subsidiaries	Eliminating adjustments	Consolidated totals
	(RMB in thousands)
Cash flows from operating activities:
Net cash provided by/(used in) transactions with external parties	(7,456)	(14,235)	(79,766)	72,165	-	(29,292)
Net cash provided by/(used in) transactions with the Group’s entities	-	-	124,905	(124,905)	-	-
Net cash provided by/(used in) operating activities	(7,456)	(14,235)	45,139	(52,740)	-	(29,292)
Cash flows from investing activities:
Capital contribution to the Group’s entities	(21,555)	4,333	-	-	17,222	-
Cash flows of loan funding provided to the Group’s entities, net of repayments received	-		(35,106)	(17,068)	52,174	-
Other investing activities	-	286	(277)	23,717	-	23,726
Net cash provided by/(used in) investing activities	(21,555)	4,619	(35,383)	6,649	69,396	23,726
Cash flows from financing activities:
Proceeds from issuance of ordinary shares	24,334	-	-	-	-	24,334
Capital contribution from the Group’s entities	-	21,555	(4,333)	-	(17,222)	-
Cash flows of loan funding received from the Group’s entities, net of repayments made	-	14	16,704	35,456	(52,174)	-
Other financing activities	-	-	(16,000)	8,000	-	(8,000)
Net cash provided by financing activities	24,334	21,569	(3,629)	43,456	(69,396)	16,334

Permits and Permission Required from the PRC Authorities for Our Operations

As advised by our PRC counsel, Shanghai DeheHantong Law Offices, except otherwise disclosed in this annual report, as of the date of this annual report, our PRC subsidiaries and the VIEs have obtained all licenses and approvals required for conducting our operations in China, and we currently do not foresee any impediments for us to complete such update or renewal. Additionally, all of the lease agreements of our leased properties have not been registered with the relevant PRC government authorities as required by PRC law and our certain leased properties are for industrial use, which may expose us to potential fines.

If future laws and regulations, the interpretation of current laws and regulations, or other relevant laws and regulations require us or parties on whom we rely to obtain additional licenses, permits, filings, certificates, or approvals for our business operations in the future, or if we, VIEs or their subsidiaries are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits, approvals, certificates, or filings, there can be no assurance that we, VIEs or their subsidiaries will successfully obtain such permits, licenses or certificates and the relevant PRC regulatory authorities would take action in dealing with such violations or failures. In addition, if we had inadvertently concluded that such approvals, permits, registrations or filings were not required, or if applicable laws, regulations or interpretations change in a way that requires us to obtain such approval, permits, registrations or filings in the future, we and the VIEs may be unable to obtain such necessary approvals, permits, registrations or filings in a timely manner. Any such circumstance may subject us to fines and other regulatory, civil or criminal liabilities, and we may be ordered by the competent government authorities to suspend relevant operations, which will materially and adversely affect our business operation. Furthermore, we may be subject to regular inspections, examinations, inquiries or audits by regulatory authorities, and an adverse outcome of such inspections, examinations, inquiries or audits may result in the loss or non-renewal of the relevant licenses and approvals. Moreover, the criteria used in reviewing applications for, or renewals of licenses and approvals may change from time to time, and there can be no assurance that we will be able to meet new criteria that may be imposed to obtain or renew the necessary licenses and approvals. Many of such licenses and approvals are material to the operation of our business, and if we fail to maintain or renew material licenses and approvals, our ability to conduct our business could be materially impaired. See “Item 3. Key Information-3.D. Risk Factors-Risks Related to Doing Business in China- PRC laws and regulations regarding data security and cybersecurity are evolving. These laws and regulations could have a material impact on our business operation.”

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

In the past, we were fined RMB100,000 by Shanghai Internet Information Office in December 2021 for the publishing and transmission of illegal information on our Boqii Pet APP and RMB5,000 by the Shanghai Pudong New Area Market Supervision Administration in May 2023 for the failure to stop sending commercial information to consumers upon receiving their request to unsubscribe. We have fully paid such fines and rectified the non-compliance, and such past incidents did not have a material adverse impact on our business. As of the date of this annual report, we have not been involved in any investigations or become subject to a cybersecurity review initiated by the CAC based on the Revised Cybersecurity Review Measures, and we have not received any inquiry, notice, warning, sanctions in such respect or any regulatory objections to our listing on NYSE American LLC, or NYSE American, from the CAC. If the CSRC, the CAC or other regulatory agencies later deem us to be a critical information infrastructures operator and require that we obtain their approvals for our future offshore offerings, we may be unable to obtain such approvals in a timely manner, or at all. Any such circumstance could affect our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations affecting our operations could affect our ability to attract new customers and/or users and cause the value of our securities to significantly decline. For more information related to risks of cybersecurity review related to our business, see “Item 3. Key Information-3.D. Risk Factors-Risks Related to Doing Business in China-PRC laws and regulations regarding data security and cybersecurity are evolving. These laws and regulations could have a material impact on our business operation.”

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

3.C. Reason for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Summary of Significant Risk Factors

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	Our limited operating history across our various business initiatives makes it difficult to evaluate our business prospects and future growth rate. For details, see the risk factor with the same heading on page 21 of this annual report.

●	We have a history of net losses and may continue to incur losses in the future. For details, see the risk factor with the same heading on page 21 of this annual report.

●	We have significant working capital requirements and have historically experienced working capital deficits. If we continue to experience such working capital deficits in the future, our business, liquidity, financial condition and results of operations may be materially and adversely affected. For details, see the risk factor with the same heading on page 21 of this annual report.

●	If we are unable to diversify our monetization channels, our business and prospects may be materially and adversely affected. For details, see the risk factor with the same heading on page 21 of this annual report.

●	Our business, prospects and financial results may be affected by our relationship with third-party e-commerce platforms. For details, see the risk factor with the same heading on page 22 of this annual report.

●	Our business is subject to the changing preferences and needs of our customers and their pets. Any failure by us to timely adapt our offerings according to changes in customer preferences may adversely affect our business and results of operations. For details, see the risk factor with the same heading on page 22 of this annual report.

●	If we fail to acquire and retain new customers, or fail to do so in a cost-effective manner, our business, financial condition and results of operations may be materially and adversely affected. For details, see the risk factor with the same heading on page 22 of this annual report.

Risks Related to Our Corporate Structure and Contractual Arrangements

Having a corporate structure being based primarily in China poses risks to investors. Risks and uncertainties related to our corporate structure and the contractual arrangements include, but are not limited to, the following:

●	There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, changes in PRC regulatory requirements applicable to offshore listings, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect our financial condition and results of operations. If the PRC government finds our contractual arrangements noncompliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs. For details, see the risk factor with the same heading on page 40 of this annual report.

●	Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact our business, financial condition and results of operations. For details, see the risk factor with the same heading on page 42 of this annual report.

●	We rely on contractual arrangements with the VIEs and their respective shareholders for our business operations, which may not be as effective as direct ownership in providing operational control. For details, see the risk factor with the same heading on page 42 of this annual report.

●	Any failure by any of the VIEs or their shareholders to perform their respective obligations under our contractual arrangements with them would have a material and adverse effect on our business. For details, see the risk factor with the same heading on page 42 of this annual report.

●	Our contractual arrangements are governed by PRC law. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures. For details, see the risk factor with the same heading on page 43 of this annual report.

Risks Related to Doing Business in China

Having the majority of our operations in China poses risks to investors. We face risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws, rules and regulations in China:

●	Uncertainties with respect to the PRC legal system could adversely affect us. For details, see the risk factor with the same heading on page 45 of this annual report.

●	PRC laws and regulations regarding data security and cybersecurity are evolving. These laws and regulations could have a material impact on our business operation. For details, see the risk factor with the same heading on page 46 of this annual report.

●	Any failure or perceived failure by us to comply with Anti-monopoly Guidelines for Internet Platforms and other Anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations. For details, see the risk factor with the same heading on page 49 of this annual report.

We face risks that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations, significantly limit or hinder our ability to offer or continue to offer securities to investors, and cause the value of such securities to significantly decline or be worthless:

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. For details, see the risk factor with the same heading on page 44 of this annual report.

●	The filing and approval from the CSRC or other PRC government authorities may be required in connection with an offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing. For details, see the risk factor with the same heading on page 46 of this annual report.

In addition, we are also subject to other risks and uncertainties related to doing business in China, which include, but are not limited to risks to related our business, enforcement of legal procedures and regulatory developments in relation to the Public Company Accounting Oversight Board (“PCAOB”) inspection:

●	Our business, financial condition and results of operations depend on the level of consumer confidence and spending in China and may be adversely affected by the downturn in the global or Chinese economy. The PRC tax authorities may challenge the contractual arrangements among the WFOE, the VIEs and their shareholders and impose additional taxes, penalties or interest. For details, see the risk factor with the same heading on page 45 of this annual report.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws, and the ability of U.S. authorities to bring actions in China may also be limited. For details, see the risk factor with the same heading on page 50 of this annual report.

●	It may be difficult for overseas regulators to conduct investigation or collect evidence within China. For details, see the risk factor with the same heading on page 51 of this annual report.

●	Trading in our securities will be prohibited under the Holding Foreign Companies Accountable Act (the “HFCAA”) if the PCAOB determines that it is unable to inspect or investigate completely our registered public accounting firm, and as a result, U.S. national securities exchanges, such as the NYSE American, may determine to delist our securities. For details, see the risk factor with the same heading on page 58 of this annual report.

Risks Related to Our Class A Ordinary Shares

In addition to the risks described above, we are subject to risks related to Class A ordinary shares, including, but are not limited to, the following:

●	The trading price of our Class A ordinary shares is likely to be volatile, which could result in substantial losses to investors. For details, see the risk factor with the same heading on page 59 of this annual report.

●	Our multi-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares may view as beneficial. For details, see the risk factor with the same heading on page 60 of this annual report.

●	The multi-class structure of our ordinary shares may adversely affect the trading market for our Class A ordinary shares. For details, see the risk factor with the same heading on page 61 of this annual report.

●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class A ordinary shares, the market price for our Class A ordinary shares and trading volume could decline. For details, see the risk factor with the same heading on page 61 of this annual report.

●	The sale or availability for sale of substantial amounts of our Class A ordinary shares could adversely affect their market price. For details, see the risk factor with the same heading on page 62 of this annual report.

●	Techniques employed by short sellers may drive down the market price of our Class A ordinary shares. For details, see the risk factor with the same heading on page 62 of this annual report.

●	If we are classified as a passive foreign investment company, or PFIC, United States taxpayers who own our Class A ordinary shares may have adverse United States federal income tax consequences. For details, see the risk factor with the same heading on page 65 of this annual report.

Risks Related to Our Business and Industry

Our limited operating history across our various business initiatives makes it difficult to evaluate our business prospects and future growth rate.

We have a limited operating history across our various business initiatives, such as operating our private label lines, cooperating with KOLs to promote sales on our platform, offering SaaS solutions to offline pet stores, engaging in pet healthcare business and other new pet-related product and service offerings. As a result, our historical performance may not be indicative of our future growth or financial results. In addition, we may continue to introduce and implement new business strategies and initiatives as we continue to respond to changing market needs and customer preferences. We cannot assure you that we will be able to successfully implement our business initiatives or achieve our expected growth rate, or at all, as our business model continues to evolve. Our overall business growth may slow down or become negative, and our revenues may decline for a number of possible reasons, some of which are beyond our control, including decreasing customer spending, changes in consumer preferences, increasing competition, declining growth of our overall market or industry, the emergence of alternative business models, changes in rules, regulations, government policies or general economic conditions. Our net revenues were approximately RMB 709.4 million, RMB468.9 million and RMB420.5 million (approximately US$61.0 million) in the years ended March 31, 2024, 2025 and 2026, respectively. If our net revenues continue to decline in future or if our business initiatives fail to yield positive customer acceptance or economic returns as expected or if such initiatives cause any material disruption to our business model, investors’ perceptions of our business and prospects may be materially and adversely affected and the market price of our Class A ordinary shares could decline. You should consider our prospects in light of the risks and uncertainties that companies with a limited operating history may encounter.

We have a history of net losses and may continue to incur losses in the future.

We recorded net loss of approximately RMB68.9 million, RMB58.6 million and RMB1.9 million (approximately US$0.3 million) for the years ended March 31, 2024, 2025 and 2026, respectively. Our net revenues will be impacted by various factors, including customer spending and preference, competitive landscape and macroeconomic and regulatory environment. Hence, our net revenues may not grow at the rate we expect.

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

We had a positive working capital, representing the difference between total current assets and total current liabilities, of approximately RMB206.2 million, RMB176.5 million and RMB134.1 million (approximately US$19.4 million) as of March 31, 2024, 2025 and 2026, respectively. Although we had a positive working capital as of March 31, 2026 to meet our ongoing working capital needs, there is no assurance that we will generate sufficient net income or operating cash flows to meet our working capital requirements and repay our liabilities as they become due in the future. Working capital constraints have in the past limited, and may continue to limit, our ability to grow revenues, especially with emerging brands that generally require larger inventory investments during their early commercial development. Working capital deficits will restrict our liquidity position and have a negative impact on our ability to repay current liabilities. Our inability to take actions that address our working capital deficit in a timely and efficient manner, including prudently managing our working capital, or raising additional equity or debt financing on terms that are acceptable to us when necessary, could materially adversely affect our liquidity, results of operations, financial condition and ability to operate.

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

In addition to our self-operated Boqii Mall, we also operate flagship stores on third-party e-commerce platforms, including Tmall, JD.com, Douyin, RedNote and Pinduoduo. We leverage customer traffic of these e-commerce platforms to boost our product sales. Sales through these platforms have significantly contributed to our financial performance. Nevertheless, these e-commerce platforms tend to lack expertise in the pet industry, and may lose appeal to customers who need tailored services and specialized pet products. To the extent that we fail to leverage traffic on these third-party platforms, our flagship store sales may decline and we may experience difficulties in locating customers. At the same time, our cooperation with these third-party platforms may be negatively affected by a number of factors, including but not limited to higher commissions and fees, negative publicity and service outages of these platforms, all of which are beyond our control. In addition, these third-party platforms may deem our business a strong competitor of theirs and terminate their cooperation with us. If our relationships with these third-party platforms deteriorate or are terminated or if we fail to maintain the relationships on commercially viable terms, we may not be able to quickly locate alternative sales channels. Hence, our operations and financial condition will be materially and adversely affected.

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

Our success depends on our ability to acquire and retain new customers and to do so in a cost-effective manner. We must continue to acquire customers in order to increase sales and achieve profitability. Considering our ability to monetize the user base of our online community is also critical to our business and growth, we have invested heavily in branding, sales and marketing to acquire and retain customers. We operate a pet-focused online community in China’s pet market with approximately 4.4 million active buyers. As of March 31, 2026, we managed approximately several hundreds pet-focused Weixin/WeChat groups to extend our customer reach and promote our brand. We also leverage third-party e-commerce platforms and social networks for customer traffic. As social network and e-commerce channels continue to rapidly evolve, we may be unable to develop or maintain a presence within these channels. Furthermore, we utilize online search engines from time to time on an as-needed basis to generate additional traffic to our platforms through search engine optimization and posting sponsored articles. In the years ended March 31, 2024, 2025 and 2026, we incurred approximately RMB85.1 million, RMB74.5 million and RMB81.6 (approximately US$11.8 million) in sales and marketing expenses, respectively. We expect to continue to spend significant amounts to acquire additional customers and retain existing ones, which may lead to increased net losses. However, there is no assurance that we will be able to recover the costs of our sales and marketing activities or successfully convert users on our online community into our customers, or that these activities will be effective in attracting new customers or retaining existing customers. If we fail to attract sufficient new customers, increase our sales per customer, generate customer traffic for our online sales platforms, generate repeat purchases or maintain high levels of customer engagement in a cost-effective and timely manner, or at all, our revenues may decrease and our business, financial condition, and results of operations will be materially and adversely affected.

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

Failures to successfully optimize, operate and manage our fulfillment network result in excess or insufficient fulfillment capacity, increased costs, and impairment charges, any of which could materially and adversely affect our business. As of March 31, 2026, we operated two warehouse and utilized eight fulfillment centers, and as we continue to expand our business with different requirements and add fulfillment capacity, our fulfillment network will become increasingly complex and operating them will become more challenging. If we grow faster than we anticipate, we may exceed our fulfillment capacity sooner than we anticipate, we may experience difficulties fulfilling orders in a timely manner and our customers may experience delays in receiving their purchases, which could harm customer experience and our reputation. As a result, we would need to increase our capital expenditures on expanding our fulfillment network sooner than we expected. We cannot assure you that we will be able to locate suitable facilities or recruit qualified managerial and operational personnel to support the expansion our fulfillment network. Also, there can be no assurance that we will be able to operate our fulfillment network cost effectively.

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

The proper functioning of our online platforms is essential to our business. The satisfactory performance, reliability and availability of our IT systems are critical to our success, our ability to attract and retain users and customers and our ability to maintain and deliver consistent services to them. However, we may be unable to monitor and ensure high-quality maintenance and upgrade of our IT systems and infrastructure on a real-time basis, and customers may experience service outages or delays in accessing and using our platform to place orders. Specifically, we may experience surges in online traffic and orders associated with promotional activities and generally as we scale, under which our platform may be overloaded and may not be able to function properly. Our technology infrastructure may also fail to keep pace with increased sales and traffic on our online platforms, and as a result, we may be required to incur significant additional costs to upgrade the underlying network infrastructure both in terms of capacity and functionality. We cannot assure you that we will be successful in executing these system upgrades in a timely manner, or at all, and the failure to do so may affect our user experiences and impede our growth.

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

Furthermore, in August 2021, the Standing Committee of the National People’s Congress, or the SCNPC, officially promulgated the Personal Information Protection Law of the People’s Republic of China, or the Personal Information Protection Law. The Personal Information Protection Law provides a comprehensive personal information protection system, under which in case of any personal information processing, individual prior consent must be obtained except in other circumstances stipulated therein to the contrary. No organization or individual may illegally collect, use, process or transmit the personal information of others, illegally buy or sell, provide or make public the personal information of others, or engage in the processing of personal information that endangers the national security or public interests. The Personal Information Protection Law raises the protection requirements for processing personal information, and many specific requirements of the Personal Information Protection Law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations. In addition, if we fail to collect, use, process or transmit personal information properly, our reputation as well as our business and prospects may be affected adversely.

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

Our employees and outsourced workers may engage in illegal, fraudulent, corrupt or collusive activities that adversely affect our business. For example, if an employee were to engage in illegal or suspicious activities such as fraud, theft, kickback or bribery, we could suffer direct losses, become subject to regulatory sanctions and suffer serious harm to our financial condition and reputation. In addition, any business misconduct in violation of applicable laws and regulations could also subject us to administrative penalties or fine, or even criminal liability in extreme cases, by the competent authorities. In the past, we were fined RMB100,000 by Shanghai Internet Information Office in December 2021 for the publishing and transmission of illegal information on our Boqii Pet APP and RMB5,000 by the Shanghai Pudong New Area Market Supervision Administration in May 2023 for the failure stop sending commercial information to consumers upon receiving their request to unsubscribe. As the date of this annual report, we have rectified these two activities. There can be no assurance that our internal controls and policies will prevent fraud or illegal activity or that similar incidents will not occur in the future. Any of such activities could severely damage our brand and reputation, which could drive customers away from our platform, and materially and adversely affect our business, financial condition and results of operations.

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

The maximum aggregate number of Class A ordinary shares that may be issued under the amended and restated 2018 Global Share Plan, or the Amended and Restated 2018 Global Share Plan, is 81,174. As of March 31, 2026, options to purchase a total of 77,690 Class A ordinary shares were outstanding, excluding those that were forfeited or canceled, of which options underlying 74,906 Class A ordinary shares had become vested and exercisable. We account for compensation costs for certain share options granted using a fair value-based method and recognize expenses in our consolidated statement of income in accordance with U.S. GAAP. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

In accordance with the PRC Social Insurance Law and the Regulations on the Administration of Housing Fund and other relevant laws and regulations, China establishes a social insurance system and other employee benefits including basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance, maternity insurance, housing fund, and a handicapped employment security fund, or collectively the Employee Benefits. An employer shall pay the Employee Benefits for its employees in accordance with the rates provided under relevant regulations and shall withhold the social insurance and other Employee Benefits that should be assumed by the employees. For example, an employer that has not made social insurance contributions at a rate and based on an amount prescribed by the law, or at all, may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline and be subject to a late fee of 0.05% per day. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times of the amount overdue if we fail to rectify such failure within the prescribed deadline.

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

We have identified a material weakness in our internal control over financial reporting for the year ended March 31, 2026. If we fail to adequately remediate this weakness or otherwise develop and maintain an effective system of internal control over financial reporting, or if we experience any additional material weaknesses in the future, we may be unable to accurately report our financial results or prevent fraud, or comply with the accounting and reporting requirements applicable to public companies, which may adversely affect investor confidence in us and the market price of our shares.

In preparing our consolidated financial statements for the year ended March 31, 2026, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

We are subject to the Sarbanes-Oxley Act of 2002. The Securities and Exchange Commission, or the SEC, adopted rules pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”) requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. Although we completed our initial public offering on October 2, 2020 and ceased to qualify as an emerging growth company as of March 31, 2026, we are not currently required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act for the fiscal year ended March 31, 2026 because we do not meet the definition of an accelerated filer or a large accelerated filer. Accordingly, while we are no longer able to rely on certain exemptions available to emerging growth companies, including reduced disclosure obligations, we remain subject to the management assessment requirements under Section 404(a), but are not required to obtain an auditor attestation on the effectiveness of our internal control over financial reporting. We will incur additional expenses in connection with compliance with these regulations and our management will need to devote additional time and effort to implement and comply with such requirements.

Due to the material weakness identified in our internal control over financial reporting, our management has concluded that our internal control over financial reporting is not effective as of March 31, 2026. In the future, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

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

If we fail to implement effective internal controls over financial reporting, such failure could result in material misstatements in our financial statements, cause investors to lose confidence in our reported financial and other public information and have a negative effect on the trading price of our Class A ordinary shares.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. Section 404 requires management of public companies to develop and implement internal controls over financial reporting and evaluate the effectiveness thereof. If we fail to design and operate effective internal controls or remediate our existing material weaknesses, it could result in material misstatements in our financial statements, impair our ability to raise revenue, result in the loss of investor confidence in the reliability of our financial statements and subject us to regulatory scrutiny and sanctions, which in turn could harm the market value of our ordinary shares.

We are required to disclose changes made in our internal control over financial reporting and to have our management assess the effectiveness of these controls on an annual basis. Although we completed our initial public offering on October 2, 2020 and ceased to qualify as an emerging growth company as of March 31, 2026, we are not currently required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act for the fiscal year ended March 31, 2026 because we do not meet the definition of an accelerated filer or a large accelerated filer. Accordingly, while we are no longer able to rely on certain exemptions available to emerging growth companies, including reduced disclosure obligations, we remain subject to the management assessment requirements under Section 404(a), but are not required to obtain an auditor attestation on the effectiveness of our internal control over financial reporting. We will incur additional expenses in connection with compliance with these regulations and our management will need to devote additional time and effort to implement and comply with such requirements.

We are currently not required to have our registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act of 2002 because we are neither an accelerated filer nor a large accelerated filer and are no longer an emerging growth company. As a result, our internal control over financial reporting has not been subject to the same level of independent external audit scrutiny as would be required for accelerated or large accelerated filers. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

While management is responsible for establishing and maintaining adequate internal control over financial reporting and for assessing its effectiveness, the absence of an auditor attestation could result in:

●	Potential undetected material weaknesses in our internal control over financial reporting;

●	Inaccurate financial reporting or failure to prevent or detect fraud;

●	Reduced ability to identify and remediate control deficiencies in a timely manner; and

●	A negative impact on investor confidence in our financial statements.

If we fail to maintain effective internal control over financial reporting or if material weaknesses are identified in the future, we may be unable to accurately report our financial results or prevent fraud. This could result in restatements of our financial statements, regulatory scrutiny, or a decline in the price of our securities. Additionally, if we become an accelerated filer or large accelerated filer in the future, we will be required to obtain an auditor attestation of our internal control over financial reporting, and we may incur significant additional costs and resources to comply with such requirements.

We are no longer an “emerging growth company,” which may increase our compliance burden and associated costs.

As of March 31, 2026, we ceased to qualify as an “emerging growth company” as defined under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, because the fifth anniversary of our initial public offering has passed. As a result, we are no longer eligible for certain exemptions previously available to us. We are currently not required to comply with the auditor attestation requirements of Section 404 for the fiscal year ended March 31, 2026 because we are neither an accelerated filer nor a large accelerated filer. Compliance with these requirements will likely increase our legal, accounting, and other compliance costs and make some activities more time-consuming and costly.

However, because we continue to qualify as a “foreign private issuer” under SEC rules, we remain exempt from certain reporting and governance requirements applicable to U.S. domestic issuers. These include, among others, the requirement to provide a compensation discussion and analysis and other detailed disclosures regarding executive compensation, and the requirement to hold non-binding shareholder advisory votes on executive compensation and golden parachute arrangements.

Any failure to comply with our expanded obligations could adversely affect our business, financial condition, and results of operations.

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

There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. In particular, in March 2019, the National People’s Congress of the PRC adopted the PRC Foreign Investment Law, which became effective on January 1, 2020. Among other things, the PRC Foreign Investment Law defines the “foreign investment” as investment activities in China by foreign investors in a direct or indirect manner, including those circumstances explicitly listed thereunder as establishing new projects or foreign invested enterprises or acquiring shares of enterprises in China, and other approaches of investment as stipulated by laws, administrative regulations or otherwise regulated by the State Council. The PRC Foreign Investment Law leaves uncertainty as to whether foreign investors’ controlling PRC onshore variable interest entities via contractual arrangements will be recognized as “foreign investment” and thus be subject to the restrictions and/or prohibitions on foreign investments. If the PRC government finds that the VIE agreements that establish the structure for operating our internet content services and other internet related businesses or for importing veterinary drugs do not comply with PRC government restrictions on foreign investment in these industries, or if these regulations change or are interpreted differently in the future, our securities may decline in value or become worthless, we could be subject to severe penalties, including being prohibited from continuing operations.

Boqii is an exempted company with limited liability incorporated in the Cayman Islands and our wholly owned PRC subsidiaries are currently considered foreign-invested enterprises. Accordingly, our PRC subsidiaries are not eligible to provide value-added telecommunication services in China or import veterinary drugs. To ensure strict compliance with the PRC laws and regulations, we conduct such business activities through the VIEs, including Shanghai Guangcheng, Suzhou Taicheng and Suzhou Xingyun. Shanghai Xincheng and Meiyizhi WFOE, our wholly owned subsidiaries in China, have entered into a series of contractual arrangements with the VIEs and their respective shareholders, which enable us to (i) direct the activities of the VIEs, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, our WFOEs are considered the primary beneficiary of the VIEs for accounting purposes and hence are able to consolidate their financial results as the VIEs under U.S. GAAP. This structure also provides contractual exposure to foreign investment in such companies. As of the date of this annual report, to our knowledge, the VIE agreements have not been tested in a court of law in the PRC.

Our PRC counsel, Shanghai DeheHantong Law Offices, is of the opinion that (i) the ownership structures of the VIEs do not contravene any PRC laws or regulations currently in effect; and (ii) the agreements under the contractual arrangements among Shanghai Xincheng, Shanghai Guangcheng and their respective shareholders, among Meiyizhi WFOE, Suzhou Xingyun and their respective shareholders, as well as among Shanghai Xincheng, Suzhou Taicheng and their respective shareholders governed by PRC laws are valid and binding upon each party to such agreements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect.

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

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities withinthe applicable statutory limitation period (which may extend up to five years or longer in cases of tax evasion or other material violations). We could face material and adverse tax consequences if the PRC tax authorities determine that the VIE contractual arrangements were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust income of the VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIEs for PRC tax purposes, which could in turn increase the VIEs’ tax liabilities without reducing our PRC subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the VIEs’ tax liabilities increase or if the VIEs are required to pay late payment fees and other penalties.

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

Our multi-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares may view as beneficial.

We have adopted a multi-class share structure such that our ordinary shares consist of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares. In respect of matters requiring the votes of shareholders, each Class A ordinary share is entitled to one vote, each Class B ordinary share is entitled to 20 votes, and each Class C ordinary share is entitled to 100 votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, Class A ordinary shares are not convertible into Class B ordinary shares, and Class C ordinary shares are not convertible into Class A ordinary shares or Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any person who is not a Founder (as such term is defined under our MAA) or an affiliate of a Founder, or upon a change of ultimate beneficial ownership of any Class B ordinary share to a person who is not a Founder or an affiliate of a Founder, each of such Class B ordinary shares will be automatically and immediately converted into one Class A ordinary share. There is no limit on the circumstances where holders of Class B ordinary shares may transfer or otherwise dispose of their Class B ordinary shares. Mr. Hao (Louis) Liang, Ms. Yingzhi (Lisa) Tang and a former director beneficially own all of our issued Class B ordinary shares. As of March 31, 2026, the Class B ordinary shares they held in the aggregate accounted for approximately 1.7% of our total issued and outstanding share capital and 2.9% of the aggregate voting power of our total issued and outstanding shares, and the Class C ordinary shares held by Mr. Liang and Ms. Tang in the aggregate accounted for approximately 89.4% of the aggregate voting power of our total issued and outstanding shares.

As a result of this multi-class share structure, the holders of our Class C ordinary shares will have complete control over the outcome of matters put to a vote of shareholders and have significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. As the Class C ordinary shares outstanding, which are currently held by Mr. Liang and Ms. Tang, have an aggregate voting power of 89.4% of our shares issued outstanding, the holders of Class C ordinary shares currently control the outcome of a shareholder vote with respect to matters requiring an ordinary resolution which requires the affirmative vote of a simple majority of shareholder votes and with respect to matters requiring a special resolution which requires the affirmative vote of no less than two-thirds of shareholder votes. The holders of Class C ordinary shares may take actions that are not in the best interest of us or our other shareholders. It may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A ordinary shares. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares may view as beneficial.

Future issuances of our Class B ordinary shares and Class C ordinary shares, which can be approved by the Board, could result in dilution to existing holders of our Class A ordinary shares. Such issuances, or the perception that such issuances may occur, could depress the market price of our Class A ordinary shares. We may issue additional equity securities from time to time, including Class B ordinary shares and Class C ordinary shares. As a result, holders of Class A ordinary shares bear the risk that future issuances of equity securities may reduce the value of their Class A ordinary shares and dilute their ownership interests. In addition, any conversion of any Class B ordinary shares into Class A ordinary shares, at the option of any holder of Class B ordinary shares and Class C ordinary shares, would dilute holders of Class A ordinary shares in terms of voting power and, in the case of Class B ordinary shares, beneficial ownership and as a result, the market price of our Class A ordinary shares could be adversely affected. Furthermore, the conversion of Class B ordinary shares to Class A ordinary shares, while increasing the absolute voting power of holders of our Class A ordinary shares, may have the effect of increasing the relative voting power of the holders of Class B ordinary shares who retain their shares in the long term. As a result, the relative voting power of holders of Class A ordinary shares may remain limited for a significant period of time.

The multi-class structure of our ordinary shares may adversely affect the trading market for our Class A ordinary shares.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of the register of members of these companies (other than the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by shareholders). The Registrar of Companies of the Cayman Islands shall make available the list of the names of our current directors of (and where applicable the current alternate directors of the Company) for inspection by any person upon payment of a fee by such person. Our directors have discretion under our fifteenth amended and restated memorandum and articles of association currently in effect, or the MAA, to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

In February 2026, the VIE arrangement with respect to Xingmu was terminated. See “Recent Development – February 2026 Repurchase Agreement.”

In February 2013, Shanghai Yiqin Pet Products Co., Ltd. (“Shanghai Yiqin”) was established in the PRC. In February 2020, Yoken International established Yoken WFOE in the PRC as its wholly owned subsidiary. Following Shanghai Yiqin’s restructuring, Boqii holds 1,862,142 ordinary shares and 2,887,858 series A ordinary shares, representing approximately 92.78% of equity interest in Yoken Holding on a fully diluted and converted basis as of the date of this annual report.

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

In June 2025, our shareholders approved our MAA, under which (1) our issued and unissued shares were consolidated at a ratio of 160-for-1 (the “2025 Reverse Split”) resulting in an authorized share capital of US$20,000,000, divided into 125,000,000 shares of par value of $0.16 each, comprising (a) 93,750,000 Class A ordinary shares of par value of $0.16 each; (b) 12,500,000 Class B ordinary shares of par value of $0.16 each; and (c) 18,750,000 shares of par value of $0.16 each of such class or classes (however designated) as may be determined by our Board in accordance with the MAA; and (2) the deemed service period for notice served by post was reduced from five calendar days to three calendar days counting from the date service is deemed to occur as provided in the MAA. The shareholders also approved the following actions relating to our ADSs upon the effectiveness of the 2025 Reverse Split (collectively referred to as the “ADS Termination”): (1) suspension of trading of ADSs on the NYSE American; (2) termination of the deposit agreement dated September 29, 2020, in connection with our ADS program, (3) mandatory exchange of outstanding ADSs for the corresponding Class A ordinary shares; and (4) commencement of trading of Class A ordinary shares on the NYSE American.

On July 11, 2025, the ADS Termination took effect and our Class A ordinary shares commenced trading on a post-2025 Reverse Split basis, of par value of $0.16 per share, on the NYSE American under the same ticker symbol of “BQ.”

On May 7, 2026, the Company filed its Fifteenth Amended and Restated Memorandum and Articles of Association with the Registrar of Companies of the Cayman Islands, resulting in that, among others, (i) the par value of each issued and unissued share in the capital of the Company reduced from US$0.16 per share to US$0.0000001 per share; and (ii) the authorized share capital of the Company changed to US$2,000 divided into 20,000,000,000 shares comprising (A) 15,000,000,000 Class A ordinary shares of par value of US$0.0000001 each; (B) 1,000,000,000 Class B ordinary shares of par value of US$0.0000001 each; (C) 1,000,000,000 Class C ordinary shares of par value of US$0.0000001 each; and (D) 3,000,000,000 shares of US$0.0000001 each of such Class or Classes (however designated) as the Board may determine in accordance with the fifteenth amended and restated memorandum and articles of association of the Company.

Boqii is a holding company and does not directly own any substantive business operations in the PRC. We currently focus our business operations within the PRC primarily through the VIEs, Suzhou Taicheng, Shanghai Guangcheng and Shanghai Yiqin. See “Item 3. Key Information-3.D. Risk Factors-Risks Related to Our Corporate Structure and Contractual Arrangements-We may lose the ability to use, or otherwise benefit from, the licenses, approvals and assets held by the VIEs, which could severely disrupt our business, render us unable to conduct some or all of our business operations and constrain our growth.”

Corporate Information

Our principal executive offices are located at Room 1203, 12th Floor, Building T1, Smart Cloud, No. 1, Lane 235, Yubei Road Pudong New District, Shanghai 201204, People’s Republic of China. Our telephone number at this address is +86-21-6882 6799. Our registered office in the Cayman Islands is located at the offices of Vistra (Cayman) Limited, P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor New York, NY 10168. Investors should contact us for any inquiries through the address and telephone number of our principal executive office. Our principal website is www.boqii.com. The information contained on our website is not a part of this annual report.

The SEC maintains an internet site at www.sec.gov that contains reports, information statements, and other information regarding issuers that file electronically with the SEC.

Recent Development

May 2026 Private Placement

On May 11, 2026, the Company entered into a securities purchase agreement (the “2026 Purchase Agreement”) with certain non-U.S. investors, pursuant to which the Company agreed to issue and sell, in a private placement conducted in reliance upon Regulation S under the Securities Act, up to 3,000,000 units at a purchase price of $0.6667 per unit for aggregate gross proceeds of up to approximately $2,000,100 (the “May 2026 Private Placement”).

Each unit consists of (i) one Class A ordinary share, par value $0.0000001 per share, and (ii) one pre-funded warrant exercisable for 2.33 Class A ordinary shares at an exercise price of $0.0001 per share. In connection with the closing of the May 2026 Private Placement, 3,000,000 Class A ordinary shares were issued to the investors, and the pre-funded warrants to purchase up to 6,900,000 Class A ordinary shares were issued to the investors at the closing and are exercisable and will expire on the second anniversary of the initial exercise date.

December 2025 Repurchase Agreement

On December 4, 2025, Guangcheng (Shanghai) Information Technology Co., Ltd. (“Shanghai Guangcheng”), a variable interest entity of the Company, entered into an equity interest repurchase agreement (the “Repurchase Agreement”) with Nanjing Xingmu Biotechnology Co., Ltd. (“Nanjing Xingmu”), a prior variable interest entity of the Company, two founders of Nanjing Xingmu, Chao Guo and Zhongshu Zhai (together, the “Xingmu Founders”), and certain other parties listed thereto. Under the Repurchase Agreement, the Xingmu Founders agreed to repurchase the 14.5% equity interest in Nanjing Xingmu currently held by Shanghai Guangcheng for an aggregate cash consideration of RMB 12.5 million, to be paid in installments upon satisfaction of certain considerations (the “Repurchase”). Each Xingmu Founder will acquire 7.25% of such equity interest from Shanghai Guangcheng. The Repurchase Agreement contains certain representations, warranties and covenants by the Parties, as well as provisions on indemnification or damages, among other things.

In connection with the Repurchase, in February 2026, the contractual arrangements (the “VIE Arrangements”) were terminated by Nanjing Xinmu Information Technology Co., Ltd. (“Xingmu WFOE”), Nanjing Xingmu and the shareholders of Nanjing Xingmu, pursuant to which Xingmu WFOE was considered the primary beneficiary of Nanjing Xingmu for accounting purposes.

November 2025 Registered Offering

On November 3, 2025, the Company entered into a securities purchase agreement (the “November 2025 Securities Purchase Agreement”) with certain institutional investors named thereto, pursuant to which the Company issued and sold, in a registered direct offering: (i) 698,000 Class A ordinary shares of the Company, at a purchase price of $2.80 per share; and (ii) pre-funded warrants to purchase up to 802,000 Class A ordinary shares at a purchase price of $2.80 per pre-funded warrant. The offering closed on November 4, 2025. The Company received approximately $4.2 million in gross proceeds from the offering, before deducting placement agent fees and estimated offering expenses.

The pre-funded warrants were sold to the investors, whose purchase of the shares in the offering would otherwise have resulted in the investors, together with its affiliates and certain related parties, beneficially owning more than 9.99% of the outstanding Class A ordinary shares of the Company following the consummation of the offering. Each pre-funded warrants represents the right to purchase one Class A ordinary share at an exercise price of $0.16 per share. The pre-funded warrants are exercisable immediately and may be exercised at any time until the pre-funded warrants are exercised in full (subject to the beneficial ownership limitation described above).

On November 3, 2025, the Company entered into a placement agency agreement with Univest Securities, LLC (“Univest”), pursuant to which the Company engaged Univest as the placement agent in connection with the Offering. The placement agent received a placement agent fee in cash equal to seven percent (7%) of the aggregate gross proceeds raised from the offering. The Company also agreed to reimburse the placement agent at closing for legal and other expenses incurred by them in connection with the offering in an amount not to exceed $100,000.

Issuance of Class C Ordinary Shares

On August 19, 2025, the Company entered into a securities subscription agreement with Green Mountain Management Limited (“Green Mountain”), a British Virgin Islands business company. Yingzhi (Lisa) Tang, a director, co-Chief Executive Officer, and Chief Financial Officer of the Company, and Hao (Louis) Liang, Chairman of the Board and Chief Executive Officer of the Company, each owns 50% of Green Mountain. Pursuant to the agreement, the Company issued and sold to Green Mountain 500,000 Class C Ordinary Shares for a total consideration of $80,000. The issuance was intended to (i) enhance the Company’s ability to execute long-term business strategies and (ii) enable the Company to raise new equity capital while maintaining a stable corporate structure and senior management team.

2025 Reverse Split and ADS Termination in July 2025

On June 26, 2025, our shareholders approved the 2025 Reverse Split and the ADS Termination.

On July 11, 2025, the 2025 Reverse Split was effective in the market and the ADS Termination became effective. As a result of the 2025 Reverse Split, the par value of our ordinary shares was increased from $0.001 per share to $0.16 per share. In connection with the ADS Termination, our outstanding ADSs were automatically cancelled and exchanged for the corresponding number of Class A ordinary shares at a rate 15/16, or 0.9375 of a Class A ordinary share for each ADS cancelled. All resulting fractional shares were rounded up to the nearest whole number of shares on the participant level. On July 11, 2025, trading of our ADSs was suspended, and our Class A ordinary shares commenced trading on a post-2025 Reverse Split basis, each with a par value of $0.16, on the NYSE American under the same ticker symbol “BQ.”

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

We operate a leading pet-focused online retail business in China’s pet market in terms of GMV. During the three years ended March 31, 2024, 2025 and 2026, we connected a total of approximately 578 brand partners with pet parents in China. We are redefining e-commerce for pet parents by providing an accessible, personalized and enjoyable shopping experience based on a deep understanding of our users and customers and their pets by leveraging extensive user interactions and transactional behaviors we have observed over the years. We create and continue to develop our private brands, including Yoken, Mocare and two “D-cat” labels, with compelling quality and prices. Users and customers come to shop on Boqii because we offer them a high-quality, high-touch experience with access to approximately 22,915 SKUs as of March 31, 2026. During the three years ended March 31, 2024, 2025 and 2026, we delivered an aggregate of approximately 17.5 million orders to our users and customers.

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

We generate revenues primarily from transactions completed on our online sales platforms and by supplying products to physical pet stores we cooperate with. Our total net revenues were approximately RMB709.4 million, RMB468.9 million and RMB 420.5 (US$61.0 million) in the years ended March 31, 2024, 2025, and 2026 respectively. Net revenues generated from the sale of products were approximately RMB680.1 million, RMB431.3 million , and RMB381.2 (US$55.3 million) accounting for approximately 95.9%, 92.0%, 90.7% of our total net revenues in the years ended March 31, 2024, 2025, and 2026 respectively. We recorded net loss of approximately RMB68.9 million, RMB58.6, and RMB 1.9 (US$0.3 million) in the years ended March 31, 2024, 2025, and 2026 respectively.

Our Business Model

Focusing on the needs of pet parents and their pets, we have established a large pet ecosystem in China in terms of revenue and the number of customers. Through Boqii, we offer a truly one-stop destination that pet parents in China may go to for everything they need for their pets, from pet products and services to pet knowledge and parenting advice. Our online sales platforms, comprised of Boqii Mall and our flagship stores on third-party e-commerce platforms, provides customers with convenient access to a wide selection of high-quality pet products and an engaging and personalized shopping experience. Our informative and interactive content platform, Boqii Community, allows users to share their pet parenting experience and discover new products and ways to make their pets healthier and happier. We had cooperated with over 15,000 physical pet stores and pet hospitals as of March 31, 2026 to further extend our product and service offerings to connect with users and customers in their neighborhoods.

We have a large pet-focused online community in China’s pet market. We had approximately 4.4 million active buyers for the year ended March 31, 2026. We take pride in building a vibrant online community where we lead our users through a content and product discovery journey, developing a user-centric content-driven “discover and buy” model.

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

●	Self-operated online sales platform. Our self-operated online sales platform can be accessed by users through Boqii Mall, our mobile app and Weixin/WeChat mini-programs. We sell both branded products and private label products through our online sales platforms. We acquire branded products from our branded partners and private label products from our manufacturing partners before we sell them to our customers. We typically recognize the sales income as our revenue and product procurement costs as our cost of revenue.

●	Flagship stores on third-party e-commerce platforms. We also sell branded products and private label products on our flagship stores on third-party e-commerce platforms, including Tmall, JD.com and Pinduoduo. We typically pay marketing and promotion service fees and annual service fees to these third-party platforms and account for such fees as sales and marketing expenses.

●	Offline distribution network. We supply branded products and private label products, mostly in bulk, to physical pet stores and pet hospitals at discounted prices.

●	Membership programs. To cultivate customer stickiness, we offer prepaid membership to users of Boqii Mall. Our prepaid membership card, Magic Black Card, requires a deposit of at least RMB500, which can be used for future purchases on Boqii Mall. We do not recognize the deposit payment as revenue, and instead we recognize revenue only upon successful sales to our customers.

●	Online marketing and information services. We provide online marketing and information services to pet product brand owners, including helping them place advertisements on our online platforms and third-party platforms and organize marketing campaigns to promote their products and brands. We recognize revenue for provision of online marketing and information services over the service period pursuant to our service contracts with the brand owners. For the years ended March 31, 2024, 2025 and 2026, we generated net revenues of approximately RMB 29.2 million, RMB 37.6 million and RMB 39.3(US$5.7 million) from provision of online marketing and information services.

●	Content offerings. We provide users with informative, fun and interactive content. While our content offerings are free of charge, they provide us with a multitude of monetization opportunities. We engage KOLs to recommend products to our users, and integrate our curated content with relevant products to guide users along their shopping journey. Specifically, we place links to products on Boqii Mall within content to capture purchase impulse and meet user demands, delivering a seamless user experience.

●	SaaS solution. We have introduced our proprietary SaaS solution, which provides inventory management, membership management, price information and other services, to offline stores. We currently provide the SaaS solution to pet stores for free. Our free SaaS solution serves as our initial contact with physical pet stores and we expect that it will open up more business opportunities with these stores.

Our Online Sales Platforms

We operate a leading pet-focused online retail business in China in terms of GMV. During the three years ended March 31, 2024, 2025, and 2026 we connected a total of approximately 578 brand partners with pet parents in China. We offer branded products and private label products primarily through our self-operated online sales platform, Boqii Mall, as well as major third-party e-commerce platforms, such as Tmall, JD.com and Pinduoduo.

The following tables set forth a breakdown of our GMV by product type and by sales channel during the specified periods.

	For the Fiscal Year Ended March 31,
	2024		2025		2026
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
GMV generated from sales of branded products	1,195.3	75.1	761.6	76.0	600.5	87.0	77.9
GMV generated from sales of our private label products	396.5	24.9	240.9	24.0	169.8	24.7	22.1
Total	1,591.8	100.0	1,002.5	100.0	770.3	111.7	100.0

	For the Fiscal Year Ended March 31,
	2024		2025		2026
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
GMV generated from sales on Boqii Mall	785.6	49.3	584.2	58.3	481.5	69.8	62.5
GMV generated from our sales on third-party e-commerce platforms	806.2	50.7	418.3	41.7	288.8	41.9	37.5
Total	1,591.8	100.0	1,002.5	100.0	770.3	111.7	100.0

The following tables set forth a breakdown of our net revenues by product type and by sales channel during the specified periods.

	For the Fiscal Year Ended March 31,
	2024		2025		2026
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues generated from sales of branded products	483,635	71.1	299,598	69.5	270,335	39,190	70.9
Net revenues generated from sales of our private label products	196,508	28.9	131,696	30.5	110,873	16,074	29.1
Total	680,143	100.0	431,294	100.0	381,208	55,264	100.0

	For the Fiscal Year Ended March 31,
	2024		2025		2026
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues generated from sales on Boqii Mall	276,992	40.7	218,083	50.6	213,030	30,883	55.9
Net revenues generated from our sales on third-party e-commerce platforms	403,151	59.3	213,211	49.4	168,178	24,381	44.1
Total	680,143	100.0	431,294	100.0	381,208	55,264	100.0

Our Pet Product Offerings

We offer our customers, which include both pet parents and small and medium pet businesses, a diverse selection of high-quality pet products at competitive prices, including food, treats, shampoos, cages, toys, apparel, OTC veterinary drugs and many more. As of March 31, 2026, we offered approximately 22,915 SKUs from approximately 589 brands, including approximately 63 international brands. We are committed to offering a comprehensive and relevant selection of product inventory so that pet parents can get everything they need for their pets at one destination.

Branded products

During the three years ended March 31, 2024, 2025, and 2026 we connected approximately 578 brand partners with pet parents in China, such as Royal Canin and Pedigree. Our brand partners together contributed approximately 18,431 SKUs to our online sales platforms, accounting for approximately 80.4% of our total SKUs as of March 31, 2026. In addition to branded pet food and other daily supplies, we cooperate with certain brand partners to offer OTC veterinary drugs, such as dermatology drugs and worm medications. We have designated a team with backgrounds in veterinary pharmacy to oversee the procurement of OTC veterinary drugs on our online sales platforms.

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

Private label products

Complementary to our extensive selection of branded products, we also offer high-quality private label products at compelling prices. Leveraging our wealth of expertise in the pet industry and deep understanding of customer needs, we developed our private label brands, Yoken and Mocare in 2015 and 2018, respectively. We launched two “D-cat” label brands in 2022. We achieved significant growth in the sales of private label products during the three fiscal years ended March 31, 2023. On March 31, 2026, approximately 4,484 SKUs of our private label products were offered, accounting for approximately 19.6% of our total SKUs. Moreover, as we introduce our high-quality competitively priced private label products to physical pet stores and pet hospitals, we are able to develop close relationships with them that provide for additional business opportunities.

We had approximately 1,954 SKUs under our Yoken brand for the year ended March 31, 2026. We operate two business lines under our Yoken brand, Yiqin and Youbeizi. We mainly offer competitively priced cat litter, liners, bath products, dog food, cat food, canned food, pet clothes and pet toys under Yiqin, and value-for-money pet food under Youbeizi. Yoken was awarded 2020 and 2021 Annual Horse Brand, 2020 Consumers’ Favorite Cat Litter Brand and 2021 Annual Cat Litter at the Tmall Golden Cosmetics Festival.

We had approximately 56 SKUs under our Mocare brand for the year ended March 31, 2026 Mocare focuses on premium freeze-dry cat and dog food, which is made from cooked fresh foods with nearly all of the water content removed through a special process. Freeze-dried cat and dog food is known to preserve more nutritional content compared to conventional dry food, has longer shelf life than wet food, and allows for more convenient transportation and storage than frozen food. Mocare was awarded Annual Top 10 Dark Horse Brand by Shenzhen International Pet Product Fair in 2019.

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

Flagship Stores on Third-party E-commerce Platforms

We operate flagship stores on major third-party e-commerce platforms, including Tmall, JD.com, Pinduoduo and Douyin. These third-party e-commerce platforms expand our customer reach and serve as our initial contact with customers, especially first-time pet parents who have yet to develop brand loyalty. For the years ended March 31, 2024, 2025 and 2026, we generated revenue of approximately RMB403.2 million, RMB213.2 million and RMB168.2 (US$24.4 million), respectively, from sales on our flagship stores on third-party e-commerce platforms.

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

We supply a variety of branded products and private label products to physical pet stores and pet hospitals in bulk at discounted prices, which diversify their store product portfolio. With our valuable data insights, we identify unique needs of local pet stores, and recommend high-quality and value-for-money products to them accordingly. In certain cases, we coordinate with our brand partners to offer free samples to pet stores before they decide to make bulk purchases. We enter into customary supply agreements with physical pet stores and pet hospitals, pursuant to which the physical pet stores or pet hospitals may not sell our products at a price lower than specified in the agreements unless otherwise agreed. For the years ended March 31, 2024, 2025 and 2026, we generated revenue of approximately RMB 178.0 million, RMB65.2 million, and RMB5.0 (US$0.7 million) from sales through our offline distribution network, accounting for approximately 25.1%, 13.9% and 1.2% of our total net revenues during the same periods, respectively.

Our offline distribution network also extends our brand partners’ customer reach to pet parents who frequently visit physical pet stores and pet hospitals. We help our brand partners design tailored offline marketing strategies. For example, we promote their branded products to and display their marketing campaigns at physical pet stores we cooperate with and during trade fairs.

Customer Services

Our professional customer services distinguish us from generic retailers and add a personal touch to the customer shopping experience. Unlike shopping for personal goods, shopping for pet products can be more challenging and requires professional guidance. We maintain a dedicated team of customer services staff, including our four employees and 19 outsourced workers. Pet parents can reach our knowledgeable customer services staff and our intelligent customer service system every day. Our responsive and experienced customer services team achieved an average satisfaction rate of approximately 4.98 out of five points for service attitude on our Taobao online shop for the year ended March 31, 2026.

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

We have adopted three inventory models-distribution model, consignment model and drop shipping model-and had an average inventory turnover days of approximately 39 days for the year ended March 31, 2026. Average annual inventory turnover days are calculated by dividing the ending inventory balance by cost of product sales and multiplying by 365.

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

As of March 31, 2026, we operated two warehouse and utilized eight fulfillment centers across China, and maintained a fulfilment team of three employees and 12 outsourced workers. We store our inventories, and sort, package and ship products to customers from our warehouses. We also utilize fulfillment centers at free trade-zones where certain brand partners we cooperate with ship their products to us or our customers directly. As of March 31, 2026, we also partnered with four delivery service providers to ensure fast and reliable delivery to our customers. Our expansive fulfillment network enables us to reach certain parts of China in 24 hours or less, providing customers with a convenient click-to-door shopping experience.

Membership Programs

We have established prepaid and free membership programs to enhance customer loyalty. As of March 31, 2026, we had approximately 44,474 prepaid members. Our prepaid members on average deposited approximately RMB2,142 each year in their membership cards during the three years ended March 31, 2024, 2025 and 2026.

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

Content Creation

Our users and customers constantly contribute to our diverse, high-quality and engaging content. Among them, some have attracted a significant number of followers and grown to become KOLs. We have also engaged a number of KOLs, who are particularly active in creating and sharing content on pet parenting and pet products. They encourage social interactions among our users and customers and help shape their purchasing decisions. As of March 31, 2026, we had a few hundred KOLs on our platform and a few thousand KOL accounts on social media platforms. We continuously monitor user activities and original content creation on our platform to discover potential KOLs and encourage them to partner with us.

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

Social Media

Through interactive social network platforms, we bring our dynamic community and their diverse and engaging content offerings to life. We distribute content through substantially all major social communications and social media platforms in China, including Weixin/WeChat, Weibo, Red and Douyin. Our content offerings on these platforms have attracted a large number of loyal fans. As of March 31, 2026, we managed over 750 Weixin/WeChat groups, most of which are under our direct management.

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

We began cooperating with physical pet stores and pet hospitals in 2013. As of March 31, 2026, we had cooperated with over 15,000 physical pet stores and pet hospitals, spanning over 250 cities in China. Our offline network increases our brand awareness and presents a complementary source of user traffic. By making pet products and services more accessible and appealing to pet parents, we are able to drive customer acquisition and customer loyalty in a more cost-effective manner. Through our brand influence and proprietary technology, we have also begun to digitally connect and empower an extensive, growing network of physical pet stores and pet hospitals through our SaaS solutions.

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

License	Entity Holding the License	Type of the Entity	Regulatory Authority
ICP License	Shanghai Guangcheng	VIE	Shanghai Communication Administration

Veterinary Drug Operation Permit	Shanghai Guangcheng	VIE	Shanghai Pudong Agriculture and Countryside Committee

Veterinary Drug Operation Permit	Shanghai Xincheng	WFOE	Shanghai Pudong Agriculture and Countryside Committee

Veterinary Drug Operation Permit	Shanghai Guangcheng Wuhu Branch	Branch of VIE	Wuhu Economic Technology Development District Nongshui Management Center

Veterinary Drug Operation Permit	Suzhou Taicheng	VIE	Suzhou Agriculture and Country Bureau

Our Technology

Our strong technology and data capabilities enable us to deliver superior user experience and increase our operational efficiency. As of March 31, 2026, we had a three-member research and development team dedicated to the design and development of algorithm and the upgrades and maintenance of our technology infrastructure.

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

Intellectual Property

Our trademarks, copyrights, domain names, trade names, trade secrets, patents and other proprietary rights are critical to our success. As of March 31, 2026, we had two registered patents, 257 registered trademarks, 49 registered copyrights and 23 registered domain names in China. We rely on patent, trademark, copyright and trade secret protection laws in China and enter into standard confidentiality agreements with all of our employees to protect our intellectual properties.

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

From January 1, 2020, the Wholly Foreign-Owned Enterprises Law of the PRC, together with the Law of the People’s Republic of China on Sino-Foreign Equity Joint Ventures and the Law of the People’s Republic of China on Sino-Foreign Cooperative Joint Ventures shall be abolished. The organization form, organization and activities of foreign-invested enterprises shall be governed by the laws of the Company Law of the People’s Republic of China and the Partnership Enterprise Law of the People’s Republic of China. Foreign-invested enterprises established before the implementation of the Foreign Investment Law were required to retain or adjust the original business organization and so on within five years after the implementation of the Foreign Investment Law.

On December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law, which came into effect on January 1, 2020, and it further requires that foreign-invested enterprises and domestic enterprises shall be treated equally with respect to policy making and implementation. Pursuant to the Implementation Regulations on the Foreign Investment Law, if the existing foreign-invested enterprises failed to change their original forms as of January 1, 2025, the relevant market regulation departments shall not process other registration matters for the enterprises, and may disclose their relevant information to the public.

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

Foreign Investment Industrial Policy

Investment in the PRC conducted by foreign investors and foreign-owned enterprises shall comply with the Catalog for the Guidance of Foreign Investment Industries, or the Catalog, which was first issued in 1995 and amended from time to time. The most updated Catalog was promulgated by the MOFCOM and the NDRC, on June 28, 2017 and became effective on July 28, 2017, and contains specific provisions guiding market access of foreign capital and stipulates in detail the areas of entry pertaining to the categories of encouraged foreign investment industries, restricted foreign investment industries and prohibited foreign investment industries. On October 26, 2022, the MOFCOM and the NDRC promulgated the Catalog of Industries for Encouraged Foreign Investment (2025 Edition), or the Encouraging Catalog, which became effective on January 1, 2023, to replace the previous Encouraging Catalog. On September 6,2024, the MOFCOM and the NDRC released the Special Administrative Measures for Access of Foreign Investments (2024 Edition), or the Negative List 2024, which became effective on November 1, 2024, to replace the previous Negative List. According to the current regulation, any industry not listed in the Negative List 2024 is a permitted industry and generally open to foreign investment unless specifically prohibited or restricted by PRC laws and regulations. According to the Negative List 2024, the foreign investment in value-added telecommunications services shall not exceed 50% (excluding e-commerce, domestic multi-party telecommunication, storage and forwarding business, and call center).

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

On December 25, 2024, The SCNPC promulgated PRC Value-added Tax Law, which came into effect on January 1, 2026. According to the PRC Value-added Tax Law, the VAT rate for general VAT taxpayers engaging in sale of goods, services, lease of tangible and movable goods or importation of goods was adjusted to 13%, the VAT rate for general VAT taxpayers engaging in, among others, the sale of transportation services, postal services, basic telecommunications services, construction services, the lease and sale of real properties, and the transfer of land use rights was adjusted to 9%. From the effective date of the PRC Value-added Tax Law, which will be January 1, 2026, the Interim Regulations on Value-added Tax of the PRC will be repealed.

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

4.D. Property, Plant and Equipment

We are headquartered in Shanghai. As of March 31, 2026, we did not have any self-owned properties, and we leased 11 properties with an aggregate gross floor area of approximately 3,466 square meters in China, which are primarily used as office building and warehouse. We believe our existing properties are adequate for current operational needs, but we expect to seek additional space to accommodate our future growth.

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

Specific Factors Affecting Our Results of Operations

Our ability to diversify product offerings and promote private label products

We will continue to diversify our product offerings and optimize our product mix catering to customers’ demands and drive profitability. For the year ended March 31, 2026, our GMV from sales of (i) pet staple food, (ii) snacks and wet food, (iii) supplies and (iv) heath care products accounted for 71.4%, 7.6%, 16.5% and 4.4% of our total GMV, compared to 47.2%, 9.1%, 15.9% and 27.7% for the year ended March 31, 2025. Through diversifying our product source, we will continue to support the growth of emerging brands with attractive margin profiles, providing them with access to our broad user base and reliable fulfillment infrastructure. At the same time, we tend to have greater pricing power over these emerging brands compared to more established brands. During the three years ended March 31, 2024, 2025 and 2026, we connected a total of approximately 578 brand partners with pet parents in China, and realized a GMV of approximately RMB 770.3 million from sales of branded products for the year ended March 31, 2026.

In addition to third-party brands, we will further promote private label products and expand our product portfolio, from which we can realize higher gross margin compared to third-party brands. We have launched a number of private labels, including Yoken, Mocare, and two “D-cat” labels, and will continue to accumulate data insights on customer behavior and tailor our private label product offerings accordingly. As of March 31, 2026, approximately 4,484 SKUs of private label products were offered, accounting for approximately 19.6% of our total SKUs, compared to approximately 4,231 private label SKUs, accounting for approximately 20.0% of our total SKUs on March 31, 2025. For the year ended March 31, 2026, we realized a GMV of RMB169.8 million from sales of our private label products, accounting for 22.0% of our total GMV, compared to a GMV of RMB 240.9 million from sales of our private label products, accounting for 24.0% of our total GMV for the year ended March 31, 2025. Through working closely with our manufacturing partners, we expect to further improve the profitability of our private label products.

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

	For the Year Ended March 31,
	2024		2025		2026
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
Product sales	680,143	95.9	431,294	92.0	381,208	55,264	90.7%
Online marketing and information services and other revenue	29,209	4.1	37,600	8.0	39,259	5,691	9.3%
Total net revenues	709,352	100.0	468,894	100.0	420,467	60,955	100.0

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

Cost of revenue

Our cost of revenue consists of cost of product sales and cost of services. Cost of product sales comprises the purchase price of products, vendor rebates and inventory write-downs, which together accounted for 98.5%, 97.8% and 96.6 % of our total cost of revenue for the years ended March 31, 2024, 2025 and 2026, respectively. Cost of services consists of the advertising and promotion costs, employee wages and benefits in connection with our provision of marketing and information services including the fees that we paid to third party for advertising and promotion on various online and offline channels.

Gross profit and gross margin

We recorded gross profit of RMB140.7 million, RMB100.7 million RMB110.4 million (US$16.0 million) for the years ended March 31, 2024, 2025 and 2026, respectively.

In the years ended March 31, 2024, 2025 and 2026, our overall gross margin was 19.8%, 21.5% and 26.3%, respectively. During the same period, the gross margin of product sales was 17.6%, 16.5% and 21.4%, and the gross margin of online marketing and information services was 71.0%,78.2 % and 73.4%, respectively.

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

	For the Year Ended March 31,
	2024			2025			2026
	RMB	% of total operating expenses	% of total revenue	RMB	% of total operating expenses	% of total revenue	RMB	US$	% of total operating expenses	% of total revenue
	(in thousands, except for percentages)
Operating expenses:
Fulfillment expenses	59,506	29.2	8.4	35,571	22.1	7.6	23,251	3,371	16.5	5.5
Sales and marketing expenses	85,091	41.7	12.0	74,531	46.4	15.9	81,638	11,835	58.0	19.4
General and administrative expenses	59,265	29.1	8.4	50,609	31.5	10.8	35,915	5,207	25.5	8.5
Total operating expenses	203,862	100.0	28.8	160,711	100.0	34.3	140,804	20,413	100.0	33.4

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

PRC

Generally, our PRC subsidiaries, the VIEs and their subsidiaries are subject to enterprise income tax on their taxable income in the PRC at a rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. Boqii (Shanghai) Information Technology Co., Ltd. obtained High and New Technology Enterprises, or HNTE, status in 2019 and is thus eligible to enjoy a preferential tax rate of 15% from 2019 to 2022, to the extent it has taxable income under the Enterprise Income Tax Law of the PRC, or EIT Law. On July 25, 2018, Boqii (Shanghai) Information Technology Co., Ltd. (“Shanghai Boqii”) was entitled to be “Software Enterprises.” According to the Enterprise Income Tax (“EIT”) Law and relevant regulations in the PRC, from the year of 2018, Shanghai Boqii could enjoy a tax holiday of 2-year EIT exemption and subsequently 3-year 12.5% preferential tax rate and the certificate expired until October 2023. For the years ended March 31, 2024, 2025 and 2026, Shanghai Boqii was subject to EIT rate at 25%,25% and 25%, respectively.

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

	For the Year Ended March 31,
	2024		2025		2026
	RMB	% of total net revenues	RMB	% of total net revenues	RMB	US$	% of total net revenues
	(in thousands, except for share and per share data)
Net revenues:
Product sales	680,143	95.9	431,294	92.0	381,208	55,264	90.7
Online marketing and information services and other revenue	29,209	4.1	37,600	8.0	39,259	5,691	9.3
Total net revenues	709,352	100.0	468,894	100	420,467	60,955	100.0
Total cost of revenues	(568,615)	(80.2)	(368,240)	(78.5)	(310,028)	(44,945)	(73.7)
Gross profit	140,737	19.8	100,654	21.5	110,439	16,010	26.3
Operating expenses:
Fulfillment expenses	(59,506)	(8.4)	(35,571)	(7.6)	(23,251)	(3,371)	(5.5)
Sales and marketing expenses	(85,091)	(12.0)	(74,531)	(15.9)	(81,638)	(11,835)	(19.4)
General and administrative expenses	(59,265)	(8.4)	(50,609)	(10.8)	(35,915)	(5,207)	(8.5)
Impairment of goodwill		—	—	—
Other income, net	2,966	0.4	736	0.2	399	58	0.1
Loss from operations	(60,159)	(8.5)	(59,321)	(12.6)	(29,966)	(4,345)	(7.1)

Interest income	2,638	0.4	972	0.2	431	63	0.1
Interest expense	(7,326)	(1.0)	(6,506)	(1.4)	(825)	(120)	(0.2)
Other gains/(loss), net	(3,994)	(0.6)	(236)	(0.1)	29,503	4,277	7
Fair value change of derivative liabilities	(1,034)	(0.1)	5,716	1.2	5	1	0.0
Loss before income tax expenses	(69,875)	(9.8)	(59,375)	(12.7)	(852)	(124)	(0.2)
Income tax benefit	927	0.1	801	0.2	(1,274)	(185)	(0.3)
Share of results of equity investee	50	0.0	(22)	0.0	242	35	0.1
Net loss	(68,898)	(9.7)	(58,596)	(12.5)	(1,884)	(274)	(0.4)
Less: Net loss attributable to the non-controlling interest shareholders	(5,234)	(0.7)	(4,471)	(1.0)	3,194	464	0.8
Net loss attributable to Boqii Holding Limited	(63,664)	(9.0)	(54,125)	(11.5)	(5,078)	(738)	(1.2)
Accretion on redeemable non-controlling interests to redemption value	(766)	(0.1)	(841)	(0.2)	(509)	(74)	(0.1)
Net loss attributable to Boqii Holding Limited’s ordinary shareholders	(64,430)	(9.1)	(54,966)	(11.7)	(5,587)	(812)	(1.3)
Net loss per share attributable to Boqii Holding Limited’s ordinary shareholders
Basic	(102.4)		(45.6)		(1.47)	(0.21)
Diluted	(102.4)		(45.6)		(1.47)	(0.21)
Weighted average number of ordinary shares
Basic	628,986		1,205,493		3,790,573	3,790,573
Diluted	628,986		1,205,493		3,790,573	3,790,573

Year Ended March 31, 2026 Compared to Year Ended March 31, 2025

Net revenues

Our net revenues decreased by 10.3% from RMB468.9 million for the year ended March 31, 2025 to RMB RMB420.5 million (US$61.0 million) for the year ended March 31, 2026. Net revenues generated from product sales decreased by 11.6% from RMB431.3 million for the year ended March 31, 2025 to RMB381.2 million (US$55.3 million) for the year ended March 31, 2026. Net revenues generated from our online marketing and information services increased by 4.4% from RMB37.6 million for the year ended March 31, 2025 to RMB39.3 million (US$5.7 million) for the year ended March 31, 2026. The decrease in net revenues for product sales was a result of our business strategy to focus more on increasing profitability instead of volume of sales. The increase in net revenues from online marketing and information services and other was due to expansion of services to existing customers and addition of new customers.

Cost of revenue

Our cost of revenue was RMB310.0 million (US$44.9 million) for the year ended March 31, 2026, representing a decrease of 15.8% from RMB368.2 million for the year ended March 31, 2025, in line with our decreased revenue.

Gross profit

Our overall gross profit increased by 9.7% from RMB100.7 million for the year ended March 31, 2025 to RMB110.4 million (US$16.0 million) for the year ended March 31, 2026. Our overall gross margin increased from 21.5 % for the year ended March 31, 2025 to 26.3 % for the year ended March 31, 2026. The increase in gross margin was primarily attributed to the improvement in the margin of our private label products that carry higher gross margin, which rose from 36.0% to 48.4% over the same period.

Operating expenses

Our operating expenses decreased by 12.4% from RMB160.7 million for the year ended March 31, 2025 to RMB140.8 million (US$20.4 million) for the year ended March 31, 2026, for the following reasons:

Fulfillment expenses

Our fulfillment expenses decreased by 34.6 % from RMB35.6 million for the year ended March 31, 2025 to RMB23.3 million (US$ 3.4 million) for the year ended March 31, 2026. Fulfillment expenses as a percentage of total revenues were 5.5%, down from 7.6% in the year ended March 31, 2025, which is primarily due to the decrease in shipping and warehousing expenses, resulting from more utilization of fulfillment centers.

Sales and marketing expenses

Our sales and marketing expenses increased by 9.5% from RMB74.5 million for the year ended March 31, 2025 to RMB81.6 million (US$11.8 million) for the year ended March 31, 2026. The increase was primarily due to (i) the increase in advertising expenses of RMB16.3 million attributable to the expansion of promotional activities on third-party e-commerce platforms, such as Pinduoduo and Douyin, partially offset by (ii) the decrease in third-party platform commission fees of RMB2.0 million due to decrease in revenues, and (iii) the decrease in salary and benefits of RMB6.4 million due to employee layoffs;

General and administrative expenses

Our general and administrative expenses were RMB35.9 million (US$5.2 million), decreased by 29.0%, as compared to RMB50.6 million in the fiscal year 2025. The decrease was primarily due to (i) the decrease in salary and benefits of RMB6.2 million due to employee layoffs; (ii) the decrease of RMB 3.2 million in office rental expenses attributable to the relocation of Shanghai office, and (iii) the decrease of RMB3.9 million in professional fees, resulting from less financial activities in fiscal year 2026.

Other income, net

We had other income, net of RMB0.7 million and RMB0.4 million (US$0.1 million) for the year ended March 31, 2025 and 2026, respectively, which was mainly attributable to government subsidies received in the respective periods.

Loss from operations

As a result of the foregoing, our loss from operations decreased by 49.5% from RMB59.3 million for the year ended March 31, 2025 to RMB30.0 million (US$4.3 million) for the year ended March 31, 2026.

Interest income

Our interest income was RMB0.4 million (US$0.1 million) for the year ended March 31, 2026, compared to RMB1.0 million for the year ended March 31, 2025. The decrease was primarily attributable to a lower balance of bank deposits.

Interest expense

Our interest expense was RMB0.8 million (US$0.1 million) for the year ended March 31, 2026, compared to RMB6.5 million for the year ended March 31, 2025. The decrease was primarily attributable to the redemption of the Yoken Series A-1 Warrants in November 2025, pursuant to which the related loan agreements were terminated and interest no longer accrued as of the date thereof for the year ended March 31, 2026.

Other gains, net

We recorded other gains, net of RMB29.5 million (US$4.3 million) for the year ended March 31, 2026, compared to other losses, net of RMB0.2 million for the year ended March 31, 2025. The increase was primarily attributable to the following events during the year ended March 31, 2026: (i) an investment gain of RMB13.0 million recognized upon the repurchase of Nanjing Xingmu by its founders, and (ii) other gain of RMB10.4 million recognized in connection with the redemption of the Yoken Series A-1 Warrants in November 2025.

Net loss

As a result of the foregoing, our net loss decreased by 96.8% from RMB58.6 million for the year ended March 31, 2025 to RMB1.9 million (US$0.3 million) for the year ended March 31, 2026.

Year Ended March 31, 2025 Compared to Year Ended March 31, 2024

For a detailed description of the comparison of our operating results for the year ended March 31, 2025 to the year ended March 31, 2024, see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Year ended March 31, 2024 Compared to Year ended March 31, 2023” on the Amendment No. 1 to our annual report on Form 20-F for the year ended March 31, 2025 initially filed with the SEC on October 29, 2024 (File No. 001-39547).

5.B Liquidity and Capital Resources

Cash flows and working capital

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended March 31,
	2024	2025	2026
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(25,428)	(66,832)	(29,292)	(4,244)
Net cash generated from investing activities	47,814	24,599	23,726	3,438
Net cash generated from/(used in) financing activities	(33,132)	8,150	16,334	2,367
Net (decrease)/increase in cash and cash equivalents	(10,746)	(34,083)	10,768	1,561
Cash and cash equivalents at beginning of the year	89,850	72,722	38,659	5,604
Effects of foreign exchange rate changes on cash and cash equivalents	(6,382)	20	—	—
Cash and cash equivalents at the end of the year	72,722	38,659	49,427	7,165

Historically, we have not been profitable or generated positive operating cash flows. Our principal source of liquidity has been cash generated from financing activities. As of March 31, 2024, 2025, and 2026, we had RMB72.7 million, RMB38.7 million, and RMB49.4 million (US$7.2 million) in cash and cash equivalents, respectively. Our cash and cash equivalents consist primarily of cash on hand and demand deposits placed with banks and third-party payment processors, which are unrestricted as to withdrawal or use, have original maturities of three months or less at the time of purchase and are readily convertible to known amounts of cash. Our cash and cash equivalents are primarily denominated in Renminbi.

 We had a positive working capital, representing the difference between total current assets and total current liabilities, of RMB206.2 million, RMB 176.5 million and RMB 134.1 million (US$19.4 million) as of March 31, 2024, 2025 and 2026, respectively. As of March 31, 2026, our total current liabilities were RMB59.5 million (US$8.6 million), which primarily included short-term borrowings, accounts payable, accrued liabilities and other current liabilities. We recorded RMB16.0 million (US$2.3 million) in short-term borrowings as of March 31, 2026. RMB5.0 million in short-term borrowings outstanding as of March 31, 2026, has been settled as of the date of this report. We recorded RMB8.2 million (US$1.2 million) in accounts payable as of March 31, 2026. A substantial majority of our accounts payable is due to brand partners, with a credit period between 30 to 60 days. We recorded RMB31.4 million (US$4.5 million) in accrued liabilities and other current liabilities as of March 31, 2026, which primarily included logistics expenses payable, refund obligation of sales returns, advances from customers, payable for investment, loan for Yoken Series A-1 Warrant and bonds payable-preferred shares. We recorded Nil in derivative liabilities as of March 31, 2026 because of the redemption of the Yoken Series A-1 Warrants in November 2025.

Despite the fact that we had a positive working capital as of March 31, 2026, working capital constraints have in the past limited, and may continue to limit, our ability to grow revenues, especially with emerging brands that generally require larger inventory investments during their early commercial development. Working capital deficits will restrict our liquidity position and have a negative impact on our ability to repay current liabilities. Our inability to take actions that address our working capital deficit in a timely and efficient manner, including prudently managing our working capital, or raising additional equity or debt financing on terms that are acceptable to us when necessary, could materially adversely affect our liquidity, results of operations, financial condition and ability to operate. We believe that our current cash, cash equivalents and short-term investments and borrowings will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

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

Operating activities

Net cash used in operating activities was RMB29.3 million (US$4.2 million) for the year ended March 31, 2026. The difference between our net loss of RMB1.9 million (US$0.3 million) and the net cash used in operating activities for the year ended March 31, 2026 was primarily attributable to (i) a decrease in accounts payable of RMB11.3 million (US$1.6 million), (ii) gain on disposal of other debts amounting to RMB10.4 million (US$1.5 million), and (iii) gain from disposal of Nanjing Xingmu, a subsidiary, amounting to RMB13.0 million (US$1.9 million) in the year ended March 31, 2026.

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

Investing activities

Net cash generated from investing activities was RMB23.7 million (US$3.4 million) for the year ended March 31, 2026, which was primarily attributable to proceeds from disposal of subsidiaries of RMB10.2 million (US$1.5 million) and disposal of long-term investments of RMB15.7 million (US$2.3 million), partially offset by purchases of fixed assets of RMB1.1 million (US$0.2 million) in connection with the relocation of the Company’s headquarters.

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

Financing activities

Net cash generated from financing activities was RMB16.3 million (US$2.4 million) for the year ended March 31, 2026, which was primarily attributable to (i) proceeds from short-term and long-term borrowings of RMB19.0 million (US$2.8 million) and (ii) proceeds from issuance of ordinary shares, net of issuance costs of RMB24.3 million (US$3.5 million) partially offset by (i) repayments of short-term and long-term borrowings of RMB12.0 million (US$1.7 million), and(ii) repayments of other debts of RMB15.0 million (US$2.2 million).

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

Material Cash Requirements

Other than the ordinary cash requirements for our operations, our material cash requirements as of March 31, 2026 and any subsequent interim period primarily include our capital expenditures and contractual obligations.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with purchase of fixed assets, including electronic equipment, office equipment and vehicles, and intangible assets. Our capital expenditures were RMB0.6 million, RMB3.3 million and RMB1.1 million (US$0.2 million) for the years ended March 31, 2024, 2025 and 2026, respectively. We intend to fund our future capital expenditures with our existing cash balance and proceeds from our bank loans and equity or debt offerings.

Contractual Obligations

As of March 31, 2026, we had borrowings of RMB16.0 million (US$2.3 million), interest payable of RMB0.22 million (US$0.03 million), which are to be paid within one year. The borrowings and interest payable represent our borrowings from commercial banks or other financial institutions for our working capital and the corresponding interests payable.

As of the same date, we also had operating lease commitments of RMB1.4 million (US$0.2 million) and RMB2.4 million (US$0.3 million), which are to be paid within one year and between one to three years, respectively. Our operating lease commitments relate to our leases of offices and warehouses.

We intend to fund our existing and future material cash requirements with our existing cash balance and other financing alternatives. We will continue to make cash commitments, including capital expenditures to support the short-term and/or long-term growth of our business.

Holding Company Structure

Boqii is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and the VIEs and their subsidiaries in the PRC. For the year ended March 31, 2024, 2025, and 2026, the amount of revenues generated by the VIEs accounted for 71.2%, 55.3%, and 33.2%, respectively, of our total net revenues.

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

Our ability to pay dividends depends upon dividends paid by our subsidiaries which, in turn, depends on the payment of the service fees to our PRC subsidiaries by the VIEs in the PRC pursuant to certain contractual arrangements among our PRC subsidiaries, the VIEs and the VIEs’ shareholders. Considering the future operating and cash flow needs of the VIEs, for the years ended March 31, 2024, 2025, and 2026, no service fees were charged to the VIEs by the WFOEs, and no payments were made by the VIEs. The ability of our subsidiaries in China to make dividends or other cash payments to us is subject to various restrictions under PRC laws and regulations. Our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. In accordance with PRC company laws and the Foreign Investment Law, the VIEs and subsidiaries in China must make appropriations from their after-tax profit to non-distributable reserve funds including (i) the statutory surplus fund and (ii) the discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the VIEs. Appropriation to the discretionary surplus fund is made at the discretion of the VIEs. For associated risks, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.” Additionally, if our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

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

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended March 31, 2026 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

Impairment of long-lived assets other than goodwill

Long-lived assets (including property and equipment and amortizable intangible assets) are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than we had originally estimated. When these events occur, we evaluate the impairment by comparing carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, we recognize an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charges were recognized for the years ended March 31, 2024, 2025 and 2026.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Hao (Louis) Liang	47	Director, Chairman and Chief Executive Officer
Yingzhi (Lisa) Tang	46	Director, Co-Chief Executive Officer and Chief Financial Officer
Guangyu Luo	48	Independent Director
Su Zhang	53	Independent Director

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

Guangyu Luo has served as our Independent Director since January 2025. Mr. Luo has worked in enterprise management, artificial intelligence, technology architecture, and financial management industries for more than 20 years. He currently serves as the founder, Chief Technology Officer, and Chief Financial Officer of Shenzhen JuShu Network Group (“JuShu Group”), a company mainly featuring construction and implementation of technology projects, where Mr. Luo is responsible for JuShu Group’s operations and finance. Prior to JuShu Group, Mr. Luo founded Shenzhen Zhonglian Unlimited Co., Ltd., a technology development platform company, in 2013 and served as the Chief Technology Officer and Financial Controller from 2013 to 2017. Prior to Shenzhen Zhonglian, Mr. Luo served at Huawei Technologies Co., Ltd. from 2001 to 2013, as a project manager, system architect, and overall domain architect. Mr. Luo graduated from Guilin Institute of Electronic Technology with a Bachelor’s degree in Computer Software in 2001.

Su Zhang has served as our Independent Director since May 2023. Mr. Zhang, with over 28 years of experience in the technology and internet industry, has worked at international well-known technology enterprises for more than 20 years. Mr. Zhang obtained his bachelor’s degree in automatic control in Information and Control Engineering from Xi’an Jiaotong University in 1995.

6.B. Compensation

For the year ended March 31, 2026, we paid an aggregate of approximately RMB0.78 million (US$0.11 million) in cash to our executive officers, and we paid an aggregate of approximately RMB0.04 million (US$0.005 million) to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our directors and executive officers, see “Item 6. Directors, Senior Management and Employees-6.B. Compensation-Share Incentive Plan.”

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

As of March 31, 2026, options to purchase a total of 77,690 Class A ordinary shares were outstanding, excluding those that were forfeited or canceled, of which options to purchase 74,906 Class A ordinary shares had become vested and exercisable. The following table summarizes the number of ordinary shares underlying outstanding options that we granted to our directors and executive officers but have not been exercised under the Amended and Restated 2018 Global Share Plan as of the same date.

	Class A Ordinary Shares Underlying Options Granted	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Hao (Louis) Liang	3,696	16 to 660.8	Various dates from May 10, 2014 to April 12, 2023	Various dates from May 9, 2024 to April 11, 2033
Yingzhi (Lisa) Tang	684	16 to 660.8	Various dates from May 10, 2014 to April 12, 2023	Various dates from May 9, 2024 to April 11, 2033
All directors and executive officers as a group	4,380

As of March 31, 2026, there were outstanding options to purchase 65,185 ordinary  shares that were granted to our employees, other than members of our senior management, with exercise prices ranging from US$0.016 per share to US$660.8 per share.

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

6.D. Employees

We had 241, 158 and 96 full-time employees as of March 31, 2024, 2025, and 2026, respectively. The following table sets forth the number of our full-time employees by function as of March 31, 2026, and all of these full-time employees are based in China.

Function	Number of employees
Fulfillment	3
Sales and marketing	54
General and administrative	39
Total	96

Additionally, we also had 63 outsourced workers as of March 31, 2026, of whom 19 primarily support our customer services and 12 primarily support our fulfillment services.

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

6.E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of July 6, 2026 by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on 7,879,614 ordinary shares issued and outstanding as of July 6, 2026, comprising 7,298,128 Class A ordinary shares of par value of US$0.0000001 each, 81,486 Class B ordinary shares of par value of US$0.0000001 each, and 500,000 Class C ordinary shares of par value of US$0.0000001 each.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of July 6, 2026, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Class A ordinary shares	Class B ordinary shares	Class C ordinary shares (4)	% of beneficial ownership**	% of aggregate voting power+
Directors and Executive Officers: †
Hao (Louis) Liang(1)(3)(4)(5)	3,696	51,964	500,000	*	86.6%
Yingzhi (Lisa) Tang(2)(3)(4)(5)	684	27,159	500,000	*	85.8%
Guangyu Luo	—	—	—	—	—
Su Zhang	—	—	—	—	—
All directors and executive officers as a group	4,380	79,123	500,000	1.1%	87.5%
Principal Shareholder(s):
Merchant Tycoon Limited(5)	—	81,486	—	1.1%	2.8%
Green Mountain Management Limited(4)			500,000	—	84.9%

Notes:

*	Less than 1%.

**	For each person and group included in this column, percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 7,379,614, being the number of Class A ordinary shares on an as-converted basis issued and outstanding (excluding the non-convertible Class C ordinary shares) as of July 6, 2026, and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days of July 6, 2026.

+	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share, each holder of our Class B ordinary shares is entitled to 20 votes per share and each holder of our Class C ordinary shares is entitled to 100 votes per share on all matters submitted to them for a vote. Our Class A ordinary shares, Class B ordinary shares and Class C ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis and our Class C ordinary shares are not convertible into Class A ordinary shares.

†	Except as otherwise indicated below, the business address of our directors and executive officers is Room 1203, 12th Floor, Building T1, Smart Cloud, No. 1, Lane 235, Yubei Road Pudong New District, Shanghai 201204, People’s Republic of China.

(1)	Consists of (i) 3,500 Class A ordinary shares directly held by Mr. Liang, (ii) 51,964 Class B ordinary shares, equal to 63.77% of the 81,486 Class B ordinary shares held of record by Merchant Tycoon Limited (“MTL”), a limited liability company incorporated under the laws of the British Virgin Islands; (iii) 500,000 Class C ordinary shares held directly by Green Mountain Management Limited (“GML”), a limited liability company incorporated under the laws of the British Virgin Islands and of which each of Mr. Liang and Ms. Tang holds 50% ownership; and (iv) 196 Class A ordinary shares underlying share options held by Hao (Louis) Liang that are exercisable within 60 days of July 6, 2026. Based on the terms of governing documents of MTL, Hao (Louis) Liang disclaims beneficial ownership of the ordinary shares beneficially owned by Yingzhi (Lisa) Tang and a former director through their respective shareholdings in MTL.

(2)	Consists of (i) 375 Class A ordinary shares directly held by Ms. Tang, (ii) 27,159 Class B ordinary shares, equal to 33.33% of the 81,486 Class B ordinary shares held of record by MTL; (iii) 500,000 Class C ordinary shares held directly by GML, of which each of Ms. Tang and Mr. Liang holds 50% ownership; and (iv) 309 Class A ordinary shares underlying share options held by Yingzhi (Lisa) Tang that are exercisable within 60 days of July 6, 2026. Based on the terms of governing documents of MTL, Yingzhi (Lisa) Tang disclaims beneficial ownership of the ordinary shares beneficially owned by Hao (Louis) Liang and a former director through their respective shareholdings in MTL.

(3)	Mr. Hao (Louis) Liang and Ms. Yingzhi (Lisa) Tang are spouses. Each of them disclaims beneficial ownership of all the ordinary shares beneficially owned by the other.

(4)	Represents 500,000 Class C ordinary shares of the issuer beneficially held by the Reporting Person through Green Mountain Management Limited (“Green Mountain”), a British Virgin Islands business company, which directly holds 500,000 Class C ordinary shares. The Reporting Person and his spouse each holds 50% ownership interests of Green Mountain. The registered address of GML is Trinity Chambers, Road Town, Tortola, British Virgin Islands VG 1110.

(5)	Represents an aggregate of approximately 81,486 Class B ordinary shares held of record by MTL. MTL is a limited liability company incorporated under the laws of the British Virgin Islands. Each of Hao (Louis) Liang, Yingzhi (Lisa) Tang and a former director holds 63.77%, 33.33% and 2.9% of the equity interest in MTL and beneficially owns approximately 51,964, 27,159 and 2,363 Class B ordinary shares directly held by MTL. The registered address of MTL is Trinity Chambers, PO Box 4301, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of July 6, 2026, we had one holder of record of our Class A ordinary shares in the United States, Cede & Co., the nominee of the Depositary Trust Company, which held 4,085,118 Class A ordinary shares, representing approximately 51.84% of our outstanding Class A ordinary shares. The number of holders of record and the shares they held is based exclusively upon the certified shareholder list provided by our transfer agent and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in the Company. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees-6.E. Share Ownership.”

7.B. Related Party Transactions

During the years ended March 31, 2026, the Company made advance payments totaling RMB0.98 million to Weishi Network for the purchase of goods.

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

We incorporate by reference into this annual report our MAA, which was filed as Exhibit 3.1 to our report on Form 6-K filed with the SEC on May 12, 2026 and Certificate of Designation of Class C Ordinary Shares, which was filed as Exhibit 3.1 to our report on Form 6-K filed with the SEC on August 19, 2025.

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

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

See Exhibit 2.4 to this annual report.

Differences in Corporate Law

See Exhibit 2.4 to this annual report.

10.C. Material Contracts

Securities Purchase Agreement in May 2026 Private Placement

On May 11, 2026, the Company entered into the 2026 Purchase Agreement with certain non-U.S. investors. See “Item 4. Information on the Company – 4.A. History and Development of the Company – Recent Developments – May 2026 Private Placement.”

Securities Purchase Agreements and Registration Right Agreement dated February 13, 2025

On February 13, 2025, we entered into securities purchase agreements (the “Private Placement SPAs”) with certain non-U.S. purchasers, each an unrelated third party to the Company (collectively, the “Purchasers”). Pursuant to the Private Placement SPAs, the Purchasers agreed to subscribe for and purchase, and the Company agreed to issue and sell to the Purchasers in a private placement offering, an aggregate of 2,000,000 ADSs, at a purchase price of $1.2 per ADS, and for an aggregate purchase price of $2,400,000. The ADSs had not been registered under the Securities Act and were not offered pursuant to the Registration Statement. These ADSs were offered pursuant to the exemption provided in Rule 903 of Regulation S under the Securities Act.

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

Material U.S. Federal Income Tax Considerations

The following are material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of our Class A ordinary shares, but this discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to own our Class A ordinary shares.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign currency exchange rate risk

The depreciation of RMB against US$ was approximately 1.7% in 2024. The depreciation of RMB against US$ was approximately 1.5% in 2025. The appreciation of RMB against US$ was approximately 3.6% in 2026. It is difficult to predict how market forces or the PRC or the U.S. government policy may impact the exchange rate between RMB and US$ in the future.

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

As of March 31, 2026, we had RMB-denominated cash and cash equivalents of approximately RMB20.5 million (US$3.0 million). A 10% depreciation of RMB against U.S. dollar based on the foreign exchange rate on March 31, 2026 would result in a decrease of approximately US$0.3 million in cash and cash equivalents. A 10% appreciation of RMB against U.S. dollar based on the foreign exchange rate on March 31, 2026 would result in an increase of approximately US$0.3 million in cash and cash equivalents.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Our interest rate risk arises primarily from long-term borrowings. As of March 31, 2026, we had not obtained long-term bank borrowings. Borrowings issued at variable rates and fixed rates expose us to cash flow interest rate risk and fair value interest rate risk respectively. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

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

Concentration of customers and suppliers

Substantially all revenue was derived from customers located in China. Revenues from Zhejiang HaoChao Network Technology Co., Ltd accounts for approximately 11.4%, 28.0% and 47.5% of the total revenues of the Company for the years ended March 31, 2024, 2025 and 2026, respectively.

Royal Canin China Co., Ltd. contributed to approximately 33% and 44% of our total purchases as for the year ended March 31, 2025 and 2026, respectively.

There are no customers from whom accounts receivable individually represent greater than 10% of the total accounts receivable of the Company as of March 31, 2024 and 2025. Royal Canin Pet Food (Shanghai) Co., Ltd. represent 12.6% of the Company’s total accounts receivable as of March 31, 2026.

There are no supplier’s accounts that exceeded 10% of the Company’s total accounts payable as of March 31, 2024. As of March 31, 2025, accounts payable to Heze Jianuojia Pet Products Co., Ltd and Royal Canin China Co., Ltd accounted for 10% and 17% of the Company’s aggregate accounts payable, respectively. As of March 31, 2026, accounts payable to Heze Jianuojia Pet Products Co., Ltd accounted for 14.3% of the Company’s aggregate accounts payable.

Inflation risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for March 2024, 2025, and 2026 were increases of approximately 0.1%, decrease of 0.1%, and increase of 0.1%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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

Based upon that evaluation, our management has concluded that, as of March 31, 2026, due to the outstanding material weakness described below, our disclosure controls and procedures were not effective. We started to undertake steps to remediate the material weakness in our disclosure controls and procedures as set forth below under “Internal Control over Financial Reporting.”

Internal Control Over Financial Reporting

In preparing our consolidated financial statements for the year ended March 31, 2026, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. See “Item 3. Key Information-3.D. Risk Factors-Risks Relating to Our Business and Industry-We have identified material weaknesses in our internal control over financial reporting for the year ended March 31, 2026. If we fail to adequately remediate those weaknesses or otherwise develop and maintain an effective system of internal control over financial reporting, or if we experience additional material weaknesses in the future, we may be unable to accurately report our financial results or prevent fraud, or comply with the accounting and reporting requirements applicable to public companies, which may adversely affect investor confidence in us and the market price of our shares.” and “Item 3. Key Information-3.D. Risk Factors-Risks Relating to Our Business and Industry-If we fail to implement and maintain an effective system of internal control, we may be unable to accurately report our operating results, meet our reporting obligations or prevent fraud.”

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of March 31, 2026 due to the material weakness identified in our internal control over financial reporting as described above.

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

Attestation Report of the Registered Public Accounting Firm

As we completed our initial public offering on October 2, 2020, we ceased to qualify as an emerging growth company as of March 31, 2026 under Section 404 of Sarbanes-Oxley Act. We are currently not required to comply with the auditor attestation requirements of Section 404 for the fiscal year ended December 31, 2025 because we are neither an accelerated filer nor a large accelerated filer, even though we are no longer be able to take advantage of the exemptions from reporting available to emerging growth companies absent other exemptions or relief available from the SEC.

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

	Year Ended March 31,
	2025	2026
	RMB	RMB	US$
	(in thousands)
Audit Fees(1)	2,163	2,230	323
Audit-related fees	—	—	—
Tax fees	—	—	—
All Other Fees	—	—	—
Total	2,163	2,230	323

Notes:

(1)	Audit Fees. Audit fees mean the aggregate fees billed in each of the fiscal periods listed for professional services rendered by our former and current principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.

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

The Company provided PwC with a copy of the forgoing disclosure and requested PwC to furnish the Company with a letter addressed to the SEC stating whether or not PwC agrees with the above statements. A copy of PwC’s letter, dated October 29, 2024, was filed as Exhibit 16.1 to the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2024 and incorporated by reference herewith.

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

ITEM 18. FINANCIAL STATEMENTS

BOQII HOLDING LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Boqii Holding Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Boqii Holding Limited and its subsidiaries (the “Company”) as of March 31, 2025 and 2026, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows, for each of the three years in the period ended March 31, 2026 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial positions of the Company as of March 31, 2025 and 2026, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the United States federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for credit losses

As discussed in Notes 2 and 5 to the consolidated financial statements, the Company’s net accounts receivable and allowance for credit losses was RMB 11,924 thousand and RMB 206 thousand as of March 31, 2026. The Company reviews the accounts receivable on a periodic basis and estimates an allowance for expected credit losses based on an assessment of the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, the customers’ historical payment history, their current credit-worthiness, and current economic trends.

We determined that the allowance for credit losses was a critical audit matter because management was required to exercise significant judgment in estimating expected credit losses. Auditing these estimates involved a high degree of auditor judgment, subjectivity and audit effort.

Our audit of allowance for credit losses included, among others:

●	Evaluating the appropriateness of the Company's methodology for estimating expected credit losses and assessing whether the methodology was appropriately applied to the Company's accounts receivable portfolio;

●	Testing the completeness and accuracy of the underlying data used in the estimation of the allowance for credit losses, including accounts receivable aging, historical loss and collection information, and other relevant data;

●	Evaluating the reasonableness of significant assumptions and judgments used by management, including the segmentation of accounts receivable based on credit risk characteristics, historical loss rates, current economic conditions, reasonable and supportable forecasts, and qualitative adjustments;

●	Testing the mathematical accuracy of management's calculation of the allowance for credit losses and reperformance of certain elements of the calculation;

●	Evaluating selected delinquent and significant accounts receivable balances, including consideration of the customers' creditworthiness, historical payment patterns, subsequent collections, credit memos, and write-offs;

●	Testing subsequent cash collections through the date of our auditor's report and considering whether subsequent credit memos and write-offs provided evidence regarding the collectability of accounts receivable as of March 31, 2026.

Valuation of Available-for-Sale Debt Securities

As discussed in Note 2 and 10 to the consolidated financial statements, the Company’s debt securities measured at fair value on a recurring basis under Level 3 of the fair value hierarchy with an aggregate fair value of RMB 30,490 thousand as of March 31, 2026. The fair value of these investments is determined using valuation techniques that incorporate significant unobservable inputs and assumptions.

The principal considerations for our determination that the valuation of Level 3 investments was a critical audit matter were the significant judgments made by management in determining the fair value of these investments, including the selection of valuation methodologies and the development of significant assumptions and unobservable inputs. Auditing these judgments and assumptions involved a high degree of auditor judgment and effort and required the involvement of professionals with specialized skill and knowledge.

Our audit procedures related to the valuation of Level 3 investments included the following, among others:

●	Evaluating the appropriateness of the valuation methodologies used by management and testing the application of those methodologies;

●	Evaluating the competence, capabilities, and objectivity of management's valuation specialist;

●	Involving professionals with specialized skill and knowledge to assist us in evaluating the appropriateness of the valuation methodologies and the reasonableness of certain significant assumptions and inputs used in the valuations;

●	Testing the completeness and accuracy of significant data used in the valuations and comparing certain market-based inputs with information obtained from independent external sources;

●	Evaluating the reasonableness of significant assumptions and unobservable inputs used in the valuations, including selected valuation multiples, the discount for lack of marketability, scenario probabilities, expected timing of liquidity events, risk-free interest rates, and volatility, as applicable; and

●	Testing the mathematical accuracy of the valuation calculations and independently recalculating certain elements of the fair value measurements.

/s/ Assentsure PAC
Singapore
July 13, 2026
PCAOB ID number: 6783

We have served as the Company’s auditor since 2024.

BOQII HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2025 AND 2026

(All amounts in thousands, except for share and per share data, unless otherwise noted)

		As of March 31,
	Note	2025	2026
		RMB	RMB	US$ (Note 2(f))

ASSETS
Current assets:
Cash and cash equivalents	4	38,659	49,427	7,165
Short-term investments	23	4,000	-	-
Accounts receivable, net	5	29,318	11,924	1,729
Inventories, net	6	40,076	26,207	3,799
Prepayments and other current assets	7	90,465	87,636	12,704
Amounts due from related parties	25	19,804	18,439	2,673
Total current assets		222,322	193,633	28,070
Non-current assets:
Property and equipment, net	8	4,249	1,339	194
Intangible assets	9	14,671	94	14
Operating lease right-of-use assets	13	3,084	3,739	542
Long-term investments	10	64,986	35,908	5,206
Amounts due from related parties, non-current	25	4,935	5,394	782
Other non-current asset	11	1,919	1,660	241
Total non-current assets		93,844	48,134	6,979
Total assets		316,166	241,767	35,049
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB 63 and RMB 8,000 as of March 31, 2025 and 2026, respectively)	19	9,063	16,000	2,320
Accounts payable (including accounts payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB 421 and RMB 438 as of March 31, 2025 and 2026, respectively)		19,558	8,156	1,182
Salary and welfare payable (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB57 and RMB 535 as of March 31, 2025 and 2026, respectively)		1,908	1,027	149
Accrued liabilities and other current liabilities (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB 3,563 and RMB 468 as of March 31, 2025 and 2026, respectively)	12	11,856	31,357	4,547
Contract liabilities (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB 1,768 and RMB 1,466 as of March 31, 2025 and 2026, respectively)		1,768	1,896	275
Operating lease liabilities, current (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB1,284 and RMB 873 as of March 31, 2025 and 2026, respectively)	13	1,714	1,070	155
Derivative liabilities (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of Nil as of March 31, 2025 and 2026, respectively)	19	5	-	-
Total current liabilities		45,872	59,506	8,628

BOQII HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF MARCH 31, 2025 AND 2026

(All amounts in thousands, except for share and per share data, unless otherwise noted)

		As of March 31,
	Note	2025	2026
		RMB	RMB	US$ (Note 2(f))

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY (CONTINUED)
Non-current liabilities
Deferred tax liabilities (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of Nil as of March 31, 2025 and 2026, respectively)	16	2,433	-	-
Operating lease liabilities, non-current (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB 538 and RMB 2,021 as of March 31, 2025 and 2026, respectively)	13	851	2,273	330
Other debts, non-current (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the Company of RMB 200 and RMB 200 as of March 31, 2025 and 2026, respectively)	19	38,635	200	29
Total non-current liabilities		41,919	2,473	359
Total liabilities		87,791	61,979	8,987
Commitments and contingencies (Note 26)

Mezzanine equity:
Redeemable non-controlling interests	18	8,804	-	-
Total mezzanine equity		8,804	-	-
Shareholders’ equity:
Class A ordinary shares (US$0.16 par value; 93,750,000 shares authorized, 2,798,074 and 4,298,128 shares issued and outstanding as of March 31, 2025 and 2026, respectively)	17	3,114	4,812	697
Class B ordinary shares (US$0.16 par value; 12,500,000 shares authorized, 81,486 shares issued and outstanding as of March 31, 2025 and 2026, respectively)	17	82	82	12
Class C ordinary shares (US$0.16 par value; 1,000,000 shares authorized, 500,000 shares issued and outstanding as of March 31, 2026)	17	-	571	83
Additional paid-in capital		3,342,121	3,364,191	487,705
Statutory reserves		3,876	2,375	344
Accumulated other comprehensive loss		(37,769)	(56,824)	(8,238)
Accumulated deficit		(3,115,371)	(3,120,958)	(452,444)
Receivable for issuance of ordinary shares	20	(6,248)	(6,248)	(906)
Total Boqii Holding Limited shareholders’ equity		189,805	188,001	27,253
Non-controlling interests		29,766	(8,213)	(1,191)
Total shareholders’ equity		219,571	179,788	26,062
Total liabilities, mezzanine equity and shareholders’ equity		316,166	241,767	35,049

The accompanying notes are an integral part of these consolidated financial statements.

BOQII HOLDING LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

(All amounts in thousands, except for share and per share data, unless otherwise noted)

		Year Ended March 31,
	Note	2024	2025	2026
		RMB	RMB	RMB	US$ (Note 2(f))

Net revenues:
Product sales		680,143	431,294	381,208	55,264
Online marketing and information services and other revenue		29,209	37,600	39,259	5,691
Total revenues		709,352	468,894	420,467	60,955
Total cost of revenue		(568,615)	(368,240)	(310,028)	(44,945)
Gross profit		140,737	100,654	110,439	16,010
Operating expenses:
Fulfillment expenses		(59,506)	(35,571)	(23,251)	(3,371)
Sales and marketing expenses		(85,091)	(74,531)	(81,638)	(11,835)
General and administrative expenses		(59,265)	(50,609)	(35,915)	(5,207)
Other income, net		2,966	736	399	58
Loss from operations		(60,159)	(59,321)	(29,966)	(4,345)
Interest income		2,638	972	431	63
Interest expense	14	(7,326)	(6,506)	(825)	(120)
Other loss, net	15	(3,994)	(236)	29,503	4,277
Fair value change of derivative liabilities		(1,034)	5,716	5	1
Loss before income tax expenses		(69,875)	(59,375)	(852)	(124)
Income tax benefit	16	927	801	(1,274)	(185)
Share of results of equity investees		50	(22)	242	35
Net loss		(68,898)	(58,596)	(1,884)	(274)
Less: Net loss attributable to the non-controlling interest shareholders		(5,234)	(4,471)	3,194	464
Net loss attributable to Boqii Holding Limited		(63,664)	(54,125)	(5,078)	(738)
Accretion on redeemable non-controlling interests to redemption value	18	(766)	(841)	(509)	(74)
Net loss attributable to Boqii Holding Limited’s ordinary shareholders		(64,430)	(54,966)	(5,587)	(812)
Net loss		(68,898)	(58,596)	(1,884)	(274)
Other comprehensive income (loss):
Foreign currency translation adjustment, net of tax		1,258	840	506	73
Unrealized securities holding losses/(gains)		(3,547)	869	(12,669)	(1,837)
Total comprehensive loss		(71,187)	(56,887)	(14,047)	(2,038)
Less: Total comprehensive loss attributable to non- controlling interests shareholders		(5,234)	(4,471)	3,194	464
Total comprehensive loss attributable to Boqii Holding Limited		(65,953)	(52,416)	(17,241)	(2,502)
Net loss per share attributable to Boqii Holding Limited’s ordinary shareholders
— basic		(102.4)	(45.6)	(1.47)	(0.21)
— diluted		(102.4)	(45.6)	(1.47)	(0.21)
Weighted average number of ordinary shares
— basic		628,986	1,205,493	3,790,573	3,790,573
— diluted		628,986	1,205,493	3,790,573	3,790,573

The accompanying notes are an integral part of these consolidated financial statements.

BOQII HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Class A Ordinary Shares (US$0.16 per value)		Class B Ordinary Shares (US$0.16 per value)		Additional		Accumulated other		Non-	Receivable for issuance of	Total
	Number of Shares	Amount	Number of Shares	Amount	Paid-in Capital	Statutory reserves	comprehensive loss	Accumulated deficit	controlling interests	ordinary shares	Shareholders’ Equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balances as of March 31, 2023	348,520	373	81,486	82	3,287,696	3,876	(37,189)	(2,993,150)	39,471	(83,405)	217,754
Change in Accounting Policy*	-	-	-	-	-	-	-	(2,825)	-	-	(2,825)
Balances as of March 31, 2023 （adjusted）	348,520	373	81,486	82	3,287,696	3,876	(37,189)	(2,995,975)	39,471	(83,405)	214,929
Foreign currency translation adjustment	-	-	-	-	-	-	1,258	-	-	-	1,258
Accretion on redeemable non-controlling interests to redemption value	-	-	-	-	-	-	-	(766)	-	-	(766)
Receivable for issuance of ordinary shares (Note 20)	-	-	-	-	75,276	-	-	-	-	(7,902)	67,374
Unrealized securities holding losses, net of tax	-	-	-	-	-	-	(3,547)	-	-	-	(3,547)
Issuance of ordinary shares for the exercise of stock options	58,929	-	-	-	27	-	-	-	-	-	27
Share-based compensation	-	-	-	-	679	-	-	-	-	-	679
Debt waive of Chong Li	-	-	-	-	(75,276)	-	-	-	-	75,276	-
Issuance of ordinary shares for the public offering and private placement	515,625	589	-	-	41,273	-	-	-	-	-	41,862
Net loss	-	-	-	-	-	-	-	(63,664)	(5,234)	-	(68,898)
Balances as of March 31, 2024	923,074	962	81,486	82	3,329,675	3,876	(39,478)	(3,060,405)	34,237	(16,031)	252,918

*	The Company used a modified retrospective approach to adopt ASC Topic 326, and the cumulative-effect to retained earnings was RMB2.8 million

The accompanying notes are an integral part of these consolidated financial statements.

BOQII HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Class A Ordinary Shares (US$0.16 per value)		Class B Ordinary Shares (US$0.16 per value)		Additional		Accumulated other		Non-	Receivable for issuance of	Total
	Number of Shares	Amount	Number of Shares	Amount	Paid-in Capital	Statutory reserves	comprehensive loss	Accumulated deficit	controlling interests	ordinary shares	Shareholders’ Equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balances as of March 31, 2024	923,074	962	81,486	82	3,329,675	3,876	(39,478)	(3,060,405)	34,237	(16,031)	252,918
Foreign currency translation adjustment	-	-	-	-	-	-	840	-	-	-	840
Accretion on redeemable non-controlling interests to redemption value	-	-	-	-	-	-	-	(841)	-	-	(841)
Receivable for issuance of ordinary shares (Note 20)	-	-	-	-	-	-	-	-	-	9,783	9,783
Unrealized securities holding gains, net of tax	-	-	-	-	-	-	869	-	-	-	869
Share-based compensation	-	-	-	-	81	-	-	-	-	-	81
Issuance of ordinary shares for the private placement (Note 17)	1,875,000	2,152	-	-	12,365	-	-	-	-	-	14,517
Net loss	-	-	-	-	-	-	-	(54,125)	(4,471)	-	(58,596)
Balances as of March 31, 2025	2,798,074	3,114	81,486	82	3,342,121	3,876	(37,769)	(3,115,371)	29,766	(6,248)	219,571

BOQII HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Class A Ordinary Shares (US$0.16 per value)		Class B Ordinary Shares (US$0.16 per value)		Class C Ordinary Shares (US$0.16 per value)		Additional		Accumulated other		Non-	Receivable for issuance of	Total
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Paid-in Capital	Statutory reserves	comprehensive loss	Accumulated deficit	controlling interests	ordinary shares	Shareholders’ Equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balances as of March 31, 2025	2,798,074	3,114	81,486	82	-	-	3,342,121	3,876	(37,769)	(3,115,371)	29,766	(6,248)	219,571
Fractional share settlement**	54	-	-	-	-	-	-	-	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	506	-	-	-	506
Accretion on redeemable non-controlling interests to redemption value	-	-	-	-	-	-	-	-	-	(509)	-	-	(509)
Disposal of a subsidiary	-	-	-	-	-	-	-	(1,501)	-	-	(41,173)	-	(42,674)
Unrealized securities holding gains, net of tax	-	-	-	-	-	-	-	-	(12,669)	-	-	-	(12,669)
Reclassification adjustment for net gains on available-for-sale investments included in net income	-	-	-	-	-	-	-	-	(6,892)	-	-	-	(6,892)
Share-based compensation	-	-	-	-	-	-	5	-	-	-	-	-	5
Issuance of ordinary shares for the private placement (Note 17)	1,500,000	1,698			500,000	571	22,065	-	-	-	-	-	24,334
Net loss	-	-	-	-	-	-	-	-	-	(5,078)	3,194	-	(1,884)
Balances as of March 31, 2026	4,298,128	4,812	81,486	82	500,000	571	3,364,191	2,375	(56,824)	(3,120,958)	(8,213)	(6,248)	179,788

**	The Company approved a 160-for-1 reverse share split on June 26, 2025, and any fractional shares resulting from the split were rounded up to the nearest whole share.

BOQII HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED March 31, 2024, 2025 AND 2026

(All amounts in thousands, except for share and per share data, unless otherwise noted)

		Year Ended March 31,
	Note	2024	2025	2026
		RMB	RMB	RMB	US$ (Note 2(f))
Cash flows from operating activities:
Net loss		(68,898)	(58,596)	(1,884)	(274)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization expense		6,355	5,227	1,197	174
Provision for inventories obsolescence/(reversal)	6	(223)	154	358	52
Allowance for expected credit loss/(reversal)	5	(116)	(332)	137	20
Interest expense of other debts	14	5,058	5,974	-	-
Amortization of right-of-use assets	13	17,948	9,502	2,690	390
Interest of lease liabilities	13	199	318	87	13
Investment loss		(1,820)	(61)	(5,928)	(859)
Share of results of equity investees		(50)	22	(242)	(35)
Discount on the ordinary shares issued by public offering	17	5,943	-	-	-
Loss/(gain) on disposal of property and equipment and intangible assets		46	(463)	(168)	(24)
Loss on disposal of other debts	19	1,425	-	(10,435)	(1,513)
Gain/(loss) from disposal of a subsidiary	15	(49)	-	(13,001)	(1,885)
Share-based compensation expense	21	679	81	5	1
Fair value change of derivative liabilities	23	1,034	(5,716)	(5)	(1)
Deferred tax expense		(907)	(801)	1,201	174
Changes in operating assets and liabilities, net of effects of businesses acquired:
Accounts receivable		27,179	21,260	2,660	386
Inventories		26,540	15,135	8,166	1,184
Prepayments and other current assets		11,491	(26,650)	(2,053)	(297)
Amounts due from related parties		2,413	(13,253)	1,409	204
Operating lease liabilities	13	(17,977)	(10,114)	(2,702)	(392)
Accounts payable		(31,501)	(4,635)	(11,254)	(1,631)
Salary and welfare payable		(3,893)	(1,056)	(458)	(66)
Accrued liabilities and other current liabilities		(4,766)	(4,272)	(320)	(46)
Amounts due to related parties		(471)	-	-	-
Contract liabilities		(2,892)	189	1,062	154
Other non-current assets		1,825	1,255	186	27
Net cash used in operating activities		(25,428)	(66,832)	(29,292)	(4,244)
Cash flows from investing activities:
Loan advanced to third parties		(3,194)	(701)	(2,066)	(300)
Repayments on loan receivables from third parties		4,206	2,898	1,214	176
Loan advanced to related parties		(4,779)	(1,989)	(680)	(99)
Repayments on loan receivables from related parties		3,196	1,952	230	33
Disposal of subsidiaries, net of cash and cash equivalents acquired		(37)	-	10,190	1,477
Decrease/(increase) in short-term investments, net		69,797	(4,000)	-	-
Purchase of intangible assets		(36)	(9)	-	-
Purchase of property and equipment		(527)	(3,299)	(1,060)	(154)
Proceeds from disposal of property and equipment		213	357	211	31
Deposits to be used in connection with future acquisitions	7e	(29,090)	29,090	-	-
Disposal of long-term investments	10	8,065	300	15,687	2,274
Net cash generated from investing activities		47,814	24,599	23,726	3,438

BOQII HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED March 31, 2024, 2025 AND 2026

(All amounts in thousands, except for share and per share data, unless otherwise noted)

		Year Ended March 31,
	Note	2024	2025	2026
		RMB	RMB	RMB	US$ (Note 2(f))

Cash flows from financing activities:
Proceeds from short-term and long-term borrowings		15,000	31,510	19,000	2,754
Repayments of short-term and long-term borrowings		(86,049)	(37,660)	(12,000)	(1,740)
Proceeds from issuance of other debts, net of issuance costs		8,786	9,783	-	-
Repayments of other debts		(6,818)	(10,000)	(15,000)	(2,175)
Proceeds from exercise of share option		29	-	-	-
Proceeds from issuance of ordinary shares, net of issuance costs	17	35,920	14,517	24,334	3,528
Net cash flows (used in) /generated from financing activities		(33,132)	8,150	16,334	2,367
Net (decrease)/ increase in cash and cash equivalents		(10,746)	(34,083)	10,768	1,561
Cash and cash equivalents at beginning of year		89,850	72,722	38,659	5,604
Effects of exchange rate changes on cash and cash equivalents		(6,382)	20	-	-
Cash and cash equivalents at end of year		72,722	38,659	49,427	7,165
Supplemental schedule of non-cash investing and financing activities:
Accretion on redeemable non-controlling interests		(766)	(841)	(509)	(74)
Unpaid cash consideration for business acquisitions		(2,938)	(2,938)	(2,938)	(426)
Additional ASC 842 supplemental disclosure:
Cash paid for fixed operating lease costs included in the measurement of lease obligations in operating activities		17,977	10,114	2,702	392
Right-of-use assets obtained in exchange for operating lease obligations		4,545	3,635	4,369	633

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

The Company operates as an online one-stop destination for users to shop for a variety of pet products and interact with other users in its online pet community in the People's Republic of China (the "PRC"), through its online platforms (Boqii.com and Boqii application, collectively “Boqii Marketplace”), branded stores on third-party online platforms (the "Online Branded Stores") and its online pet community (“Boqii Community”). In addition to online business, the Company provides pet products to offline pet stores and hospitals.

The Company’s consolidated financial statements include the financial statements of the Company, its subsidiaries, consolidated VIEs and VIEs’ subsidiaries.

As of March 31, 2026, the Company’s principal subsidiaries, consolidated VIEs and major VIEs’ subsidiaries are as follows:

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

In order to comply with the PRC laws and regulations which prohibit or restrict foreign investments into companies involved in restricted businesses, the Company operates online platforms that provide internet information services and engages in other foreign-ownership-restricted businesses through certain PRC domestic companies (the PRC Domestic Companies, or the “VIEs”). The equity interests of the PRC Domestic Companies are held by certain management members of the Company or onshore nominees of certain investors of the Company (“Nominee Shareholders”), who act as nominee equity holders of the PRC Domestic Companies on behalf of Shanghai Xincheng WFOE, the Company’s wholly owned subsidiaries in the PRC (the “WFOEs”). The WFOEs entered into a series of contractual arrangements with the PRC Domestic Companies and their respective Nominee Shareholders (the “Contractual Arrangements”). These Contractual Agreements cannot be unilaterally terminated by the Nominee Shareholders or the PRC Domestic Companies. Through the Contractual Arrangements, the Nominee Shareholders have granted all their legal rights including voting rights and disposition rights of their equity interests in the PRC Domestic Companies to the WFOEs. The Nominee Shareholders do not have the power to direct the activities of the PRC Domestic Companies that most significantly impact their economic performance. The Nominee Shareholders do not have the obligation to absorb losses of the PRC Domestic Companies that could potentially be significant to them or the right to receive benefits from the PRC Domestic Companies that could potentially be significant to them. Accordingly, the PRC Domestic Companies are considered as variable interest entities of the Company, through the WFOEs.

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

Exclusive Option Agreements

The Nominee Shareholders of the VIEs have granted the WFOEs the exclusive and irrevocable right to purchase or to designate one or more person(s) at their discretion to purchase part or all of the equity interests in the VIEs from the Nominee Shareholders for a purchase price at any time, subject to the lowest price permitted by PRC laws and regulations. The VIEs and their Nominee Shareholders have agreed that without prior written consent of the WFOEs, their respective Nominee Shareholders cannot sell, transfer, pledge or dispose their equity interests, and the VIEs cannot sell, transfer, pledge or dispose, but not limit to, the equity interests, significant assets, significant revenue and significant business. Also as agreed, the VIEs cannot declare any dividend or change capitalization structure of the VIEs and cannot enter into any loan or investment agreements. Furthermore, the Nominee Shareholders have agreed that any proceeds but not limited to the sales of the Nominee Shareholders' equity interest in relevant VIEs should be gratuitously paid to the WFOEs or one or more person(s) at their discretion. The Exclusive Option Agreement will remain effective until all equity options in VIEs held by such Nominee Shareholders are transferred or assigned to the WFOEs or their designated representatives.

Proxy Agreement and Power of Attorney

Pursuant to the irrevocable power of attorney, each of the Nominee Shareholders appointed the WFOEs as their attorney-in-fact to exercise all shareholder rights under PRC law and the relevant articles of association, including but not limited to, attending shareholders meetings, voting on their behalf on all matters requiring shareholder approval, including but not limited to sale, transfer, pledge, or disposition of all or part of the Nominee Shareholders' equity interests, and designation and appointing the legal representative, directors, supervisors, chief executive officer and other senior management members of the VIEs. Each power of attorney will remain in force during the period when the Nominee Shareholders continues to be shareholders of the VIEs. Each Nominee Shareholder has waived all the rights which have been authorized to the person designated by the WFOEs under each power of attorney.

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

Under the Contractual Agreements with the consolidated VIEs, the Company has the power to direct activities of the consolidated VIEs and VIEs’ subsidiaries through the Company’s relevant PRC subsidiaries, and can have assets transferred freely out of the consolidated VIEs and VIEs’ subsidiaries without restrictions. Therefore, the Company considers that there is no asset of the consolidated VIEs that can only be used to settle obligations of the respective consolidated VIEs, except for the registered capital of the consolidated VIEs amounting to RMB52 million and RMB 52 million as of March 31, 2025 and 2026. Since the consolidated VIEs and VIEs’ subsidiaries are incorporated as limited liability companies under the PRC Law, creditors of the consolidated VIEs and VIEs’ subsidiaries do not have recourse to the general credit of the Company.

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

The following table set forth the assets, liabilities, results of operations and changes in cash, cash equivalents and restricted cash of the consolidated VIEs and their subsidiaries taken as a whole, which were included in the Company’s consolidated financial statements with intercompany transactions eliminated (RMB in thousands):

	As of March 31,
	2025	2026
	RMB	RMB

Cash and cash equivalents	14,308	11,673
Short-term investments	4,000	-
Accounts receivable, net	20,551	4,543
Amounts due from related parties	6,069	6,531
Inventories, net	6,057	569
Prepayments and other current assets	33,197	23,702
Inter-company receivables	12,579	31,856
Property and equipment, net	3,461	873
Intangible assets	15	7
Operating lease right-of-use assets	2,050	3,098
Long-term investments	64,975	35,907
Other non-current asset	529	363
Total assets	167,791	119,122

	As of March 31,
	2025	2026
	RMB	RMB

Short-term borrowings	63	8,000
Accounts payable	421	438
Salary and welfare payable	57	535
Accrued liabilities and other current liabilities	3,563	468
Contract liabilities	1,768	1,466
Operating lease liabilities, current	1,284	873
Inter-company payables	1,011,916	992,092
Operating lease liabilities, non-current	538	2,021
Other debts, non-current	200	200
Total liabilities	1,019,810	1,006,093

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

1.	Organization and principal activities (continued)

(c)	Risks in relations to the VIE structure (continued)

	Year Ended March 31,
	2024	2025	2026
	RMB	RMB	RMB
Net revenues:
Third-party revenues	463,457	232,187	114,793
Inter-company revenues	41,335	27,336	24,601
Total revenues	504,792	259,523	139,394
Cost of revenues:
Third-party cost of revenues	(92,297)	(61,726)	(7,922)
Inter-company cost of revenues	(266,823)	(121,990)	(74,187)
Total cost of revenues	(359,120)	(183,716)	(82,109)
Gross profit	145,672	75,807	57,285
Operating expenses:
Third-party operating expenses	(138,799)	(81,627)	(58,794)
Inter-company operating expenses	286	-	-
Total operating expenses	(138,513)	(81,627)	(58,794)
Other income, net	961	592	298
Profit/(Loss) from operations	8,120	(5,228)	(1,211)
Non-operating expense	(15,744)	(419)	(11,304)
Loss before income tax expenses	(7,624)	(5,647)	(12,515)
Income tax benefits	38	-	(1,227)
Share of results of equity investees	50	(22)	242
Net loss	(7,536)	(5,669)	(13,500)

Cash flows from operating activities:
Net cash provided by transactions with external parties	244,798	116,914	72,165
Net cash used in transactions with the Company’s entities	(717,589)	(175,936)	(124,905)
Net cash used in operating activities	(472,791)	(59,022)	(52,740)
Cash flows from investing activities:
Other investing activities	5,219	(1,672)	23,717
Cash flows of loan funding provided to the Group’s entities, net of repayments received	-	-	(17,068)
Net cash generated from/ (used in) investing activities	5,219	(1,672)	6,649
Cash flows from financing activities:
Other financing activities	3,032	(20,150)	8,000
Cash flows of loan funding received from the Company's entities, net of repayments made	468,214	75,955	35,456
Net cash generated from financing activities	471,246	55,805	43,456

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.	Principal Accounting Policies

(a)	Basis of preparation

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

The Company believes that assessment for impairment of long-lived assets, valuation of available-for-sale investment, useful lives of property and equipment, useful lives of intangible assets, inventory valuation, valuation allowance of deferred tax asset, incremental borrowing rate of operating lease and allowance for expected credit loss require significant judgments and estimates used in the preparation of its consolidated financial statements.

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

The exchange rates used for translation on March 31, 2025 and 2026 were US$1.00= RMB 7.1782 and RMB 6.9194, respectively, representing the index rates stipulated by the People's Bank of China.

(f)	Convenience translation

Translations of the consolidated balance sheets, the consolidated statements of operations and comprehensive loss and the consolidated statements of cash flows from RMB into US$ as of and for the year ended March 31, 2026 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB 6.8980, representing the certificated exchange rate published by the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2026, or at any other rate.

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

The three levels of inputs that may be used to measure fair value:

Level 1 :	Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 :	Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3 :	Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

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

As of March 31, 2025 and 2026, except for available-for-sale investments and derivative liabilities, carrying values of cash and cash equivalents, short-term investments, accounts receivable, amounts due from related parties, certain prepayments and other current assets, accounts payable, short-term borrowings, certain accrued liabilities and other current liabilities, amounts due to related parties and current portion of other debts approximated their fair values reported in the consolidated balance sheets due to the short-term maturities of these instruments. The carrying value of long-term loan receivable, long-term borrowings and non-current portion of other debts approximated their fair values as of March 31, 2025 and 2026 as the interest rates and credit risk they bear reflect the current market yield for comparable instruments. The Company reports derivative liabilities at fair value at each balance sheet date and change in fair value is reflected in “Fair value change of derivative liabilities” in the consolidated statements of operations and comprehensive loss. The Company reports available-for-sale investments at fair value at each balance sheet date with the aggregate unrealized gains and losses, net of tax, reflected in “Accumulated other comprehensive loss” in the consolidated balance sheets.

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

Prior to April 1, 2023, the Company monitors the collection of its receivables and records allowance for specifically identified non-recoverable amounts, If the economic situation and the financial condition of a customer deteriorate resulting in an impairment of the customer's ability to make payments, additional allowances might be required. Receivable balances are written off when they are determined to be uncollectible.

Starting from April 1, 2023, the Company adopted ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326) Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326"), which creates an impairment model that is based on expected losses rather than incurred losses. To estimate the allowance for current expected credit losses (“CECL”). the Company has identified the relevant risk characteristics of its customers and the related receivables and other receivables which include but are not limited to geographic region and industry. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Company considers the past collection history, future forecasts and macroeconomic factors. Other key factors that influence the CECL, analysis include industry-specific factors and certain qualitative adjustments that could impact the Company's receivables. This is assessed at each period end based on the Company's specific facts and circumstances.

As of April 1, 2023, the Company used a modified retrospective approach to adopt ASC Topic 326, and the cumulative-effect to retained earnings was RMB2.8 million. CECL allowance at a reversal of RMB2.0 million and a reversal of RMB 0.1 million was credited to the consolidated statements of comprehensive loss for the year end March 31, 2025 and 2026, respectively.

(k)	Inventories.net

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

The estimated useful lives of intangible assets are as follows:

Useful years
Trademark	10 years
Dealership	10 years
License	4.5 years

The estimated life of amortized intangibles is reassessed if circumstances occur that indicate the life has changed.

(n)	Long-term investments

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

(o)	Impairment of long-lived assets other than goodwill

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

(p)	Revenue recognition

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

When either party to a contract has performed, the Company presents the contract in the statement of financial position as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment. A receivable is recorded when the Company has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. A contract asset is recorded when the Company has transferred products or services to the customer before payment is received or is due, and the Company’s right to consideration is conditional on future performance or other factors in the contract. No contract asset was recorded as of March 31, 2024 and 2025. The Company’s contract liabilities consist of payments received or awards to customers (in the form of Boqii Beans) related to unsatisfied performance obligations at the end of the period. As of April 1, 2024 and 2025, the Company’s total contract liabilities were RMB1.6 million and RMB1.8 million, respectively, of which RMB3.7 million and RMB1.0 million were recognized as revenue for the years ended March 31, 2025 and 2026. The Company’s total unearned revenue was RMB 1.9 million as of March 31, 2026.

Revenue is recorded net of value-added tax.

Revenue recognition policies for each type of revenue stream are as follows:

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

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.	Principal Accounting Policies (continued)

(p)	Revenue recognition (continued)

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

(q)	Sales returns

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

(r)	Sales incentives

The Company adopted a customer reward program, under which the Company grants certain units (“Boqii Bean”) to its customers at its discretion in different situations. Boqii Beans are not redeemable for cash and can be used as a coupon for the customer’s future purchase on the Boqii Marketplace and Boqii.com. The value of ten units of Boqii Bean is equivalent to one yuan before taking into account the impact of breakage.

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.	Principal Accounting Policies (continued)

(r)	Sales incentives (continued)

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

(s)	Cost of revenue

Cost of revenue consist of cost of product sales of RMB560.1 million, RMB360.1 million and RMB 299.6 million for the years ended March 31, 2024, 2025 and 2026, respectively, and cost of services of RMB 8.5 million, RMB 8.2 million and RMB 10.5 million for the years ended March 31, 2024, 2025 and 2026, respectively. Cost of product sales comprise the purchase price of products, vendor rebates and inventory write-downs. Cost of products does not include other costs such as shipping and handling expense, payroll and benefits of logistic staff, and logistic centers rental expenses. Cost of service consists of the advertising and promotion costs, employee wages and benefits in connection with the Company’s provision of marketing and information services including the fees that the Company paid to third party for advertising and promotion on various online and offline channels.

(t)	Vendor rebates

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

(u)	Fulfillment expenses

Fulfillment costs primarily represent warehousing, shipping and handling expenses for dispatching and delivering products to consumers, employee wages and benefits for the relevant personnel, customs clearance expenses and other related transaction costs.

(v)	Sales and marketing expenses

Sales and marketing expenses comprise primarily of advertising expenses, third-party platforms commission fee, employee wages, rental expenses and benefits for sales and marketing staff, depreciation expenses and other daily expenses which are related to the sales and marketing functions.

Advertising expenses consist primarily of customer acquisition cost and costs for the promotion of corporate image and product marketing. The Company expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. For the years ended March 31, 2024, 2025 and 2026, the advertising expenses were RMB26 million, RMB31 million and RMB 47 million, respectively.

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.	Principal Accounting Policies (continued)

(w)	General and administrative expenses

General and administrative expenses consist of employee wages and benefits for corporate employees, research and development expenses and other expenses which are related to the general corporate functions, including accounting, finance, tax, legal and human resources, costs associated with use by these functions of facilities and equipment, such as depreciation expenses, rental and other general corporate related expenses. For the years ended March 31, 2024, 2025 and 2026, the research and development were RMB2.2 million, RMB 1.5 million and RMB 0.2 million, respectively.

(x)	Leases

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

(y)	Government grants

The Company’s PRC based subsidiaries received government subsidies from certain local governments. The government subsidies are granted from time to time at the discretion of the relevant government authorities. These subsidies are granted for general corporate purposes and to support the Company’s ongoing operations in the region. Cash subsidies are recorded in other income, net on the consolidated statements of operations and comprehensive loss when received and when all conditions for their receipt have been satisfied. The Company recognized government subsidies of RMB3.0 million, RMB 0.4 million and RMB 0.3 million for the years ended March 31, 2024, 2025 and 2026, respectively.

(z)	Income taxes

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

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.	Principal Accounting Policies (continued)

(z)	Income taxes (continued)

Uncertain tax positions

The Company recognizes in its consolidated financial statements the benefit of a tax position if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Company estimates its liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Company’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Company’s consolidated financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require the Company to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of March 31, 2025 and 2026, the Company did not have any material unrecognized uncertain tax positions.

(aa)	Share-based compensation

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

(ab)	Net loss per share

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

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.	Principal Accounting Policies (continued)

(ac)	Comprehensive loss

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

(ad)	Segment reporting

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

(ae)	Recent accounting pronouncements

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

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.	Principal Accounting Policies (continued)

(ae)	Recent accounting pronouncements (continued)

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

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which enhances the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the effective tax rate reconciliation and income taxes paid disaggregated by jurisdiction. Early adoption is permitted in any annual period in which financial statements have not yet been issued (or made available for issuance), either prospectively or retrospectively. The standard is effective for the Company for year ending March 31, 2026. This ASU is currently not expected to have a material impact on the Company’s consolidated financial statements.

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

3.	Risks and Concentration

(a)	Foreign currency exchange rate risk

The Company may experience economic losses and negative impacts on earnings and equity as a result of fluctuations in the exchange rate between the US$ and the RMB. The depreciation of RMB against US$ was approximately 1.7% in 2024. The depreciation of RMB against US$ was approximately 1.5% in 2025. The appreciation of RMB against US$ was approximately 3.6% in 2026. It is difficult to predict how market forces or the PRC or the U.S. government policy may impact the exchange rate between RMB and US$ in the future.

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

Substantially all revenue was derived from customers located in China. Revenues from Zhejiang HaoChao Network Technology Co., Ltd accounted for 11.4%, 28.0% and 47.5% of the total revenues of the Company for the years ended March 31, 2024, 2025, and 2026 respectively.

The information of the supplier with greater than 10% of the total purchases of the Company for the years ended March 31, 2024, 2025 and 2026 was as follows:

	Year Ended March 31, 2024	Year Ended March 31, 2025	Year Ended March 31, 2026
	RMB	RMB	RMB
Royal Canin China Co., Ltd.	26%	33%	44%

There are no customers from whom accounts receivable individually represent greater than 10% of the total accounts receivable of the Company as of March 31,2024 and 2025 respectively. Royal Canin Pet Food (Shanghai) Co., Ltd. represent 12.6% of the Company's total accounts receivable as of March 31, 2026.

As of March 31, 2024, accounts payable to Heze Jianuojia Pet Products Co., Ltd accounted for 10% of the Company's aggregate accounts payable; As of March 31, 2025, accounts payable to Heze Jianuojia Pet Products Co., Ltd and Royal Canin China Co., Ltd accounted for 10% and 17% of the Company's aggregate accounts payable, respectively. As of March 31, 2026, accounts payable to Heze Jianuojia Pet Products Co., Ltd accounted for 14.3% of the Company's aggregate accounts payable.

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

4.	Cash and cash equivalents

Cash and cash equivalents represent cash on hand and demand deposits placed with banks and third party-payment processors, which are unrestricted as to withdrawal or use. Cash and cash equivalents balance as of March 31, 2025 and March 31, 2026 primarily consist of the following currencies:

	As of March 31, 2025		As of March 31, 2026
		RMB		RMB
	Amount	equivalent	Amount	equivalent
RMB	25,373	25,373	28,962	28,962
Hong Kong dollars	-	-	11	10
US$	1,851	13,286	2,956	20,455
Total		38,659		49,427

5.	Accounts receivable, net

Accounts receivable consist of the following:

	As of March 31,	As of March 31,
	2025	2026
	RMB	RMB

Accounts receivable - Product sales	26,739	7,663
Accounts receivable - Online marketing and information service and other service	2,733	4,467
Allowance of expected credit loss	(154)	(206)
Total	29,318	11,924

Movement of allowance for expected credit loss:

	As of March 31,	As of March 31,	As of March 31,
	2024	2025	2026
	RMB	RMB	RMB

At beginning of year	602	486	154
Disposal of a subsidiary	-	-	(85)
Addition/(reversal)	(116)	(332)	137
At end of year	486	154	206

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

6.	Inventories, net

Inventories, net of inventory reserves consist of the following：

	As of March 31,	As of March 31,
	2025	2026
	RMB	RMB

Products	39,913	26,174
Packaging materials and others	163	33
Total inventories, net of inventory reserves	40,076	26,207

Movement of inventory provision /(reversal):

	As of March 31,	As of March 31,	As of March 31,
	2024	2025	2026
	RMB	RMB	RMB

At beginning of year	612	389	543
Provision/(reversal)	(223)	154	358
Disposal of a subsidiary	-	-	(190)
At end of year	389	543	711

The total amounts charged to the consolidated statements of operations and comprehensive loss for provision/(reversal) of inventory reserves amounted to approximately RMB (0.22) million, RMB0.15 million and RMB 0.36 million, for the years ended March 31, 2024, 2025 and 2026, respectively.

7.	Prepayments and other current assets

The prepayments and other current assets consist of the following:

	As of March 31,	As of March 31,
	2025	2026
	RMB	RMB

Prepayments for purchases of products (a)	60,581	56,209
Vendor rebate receivables (b)	6,446	10,615
Value-added tax (“VAT”) deductible (c)	872	903
Loan receivables (d)	4,532	4,826
Sales return assets	1,911	20
Deposits (e)	1,152	346
Others	14,971	14,717
Total	90,465	87,636

(a)	Prepayments for purchases of products represent cash prepaid to the Company’s third-party brand partners for the procurement of products.

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

7.	Prepayments and other current assets (continued)

(b)	Vendor rebate receivables represent the rebates to be received by the Company from its suppliers after certain levels of purchases are achieved.

(c)	VAT recoverable represents the balances that the Company can utilize to deduct its value-added tax liabilities within the next 12 months.

(d)	The balance represents loan receivables due from certain third-party companies and individuals. From April 2022 to March 2025, the Company entered into several loan agreements with aggregate principal amount of RMB16.2 million. The maturity dates of these loans are from July 2023 to January 2027. The interest rates ranged from 0% to 4% per annum. As of March 31, 2025 and 2026, the balances of loan receivables were RMB4.5 million and RMB 4.8 million, respectively.

(e)	Between September and November 2023, the Company’s Hong Kong subsidiary wired to a financial advisor an aggregate of approximately US$4.1 million as a deposit pursuant to an agreement entered into with this financial advisor for the Company’s future mergers and acquisitions. The full amount of the deposit has been returned to the Company in June 2024.

8.	Property and equipment, net

Property and equipment consist of the following:

	As of March 31,	As of March 31,
	2025	2026
	RMB	RMB

Cost:
Warehouse equipment	1,894	603
Furniture, computer and office equipment	5,060	3,197
Vehicles	3,579	2,556
Leasehold improvement	12,463	905
Software	3,012	2,938
Machinery and equipment	1,487	-
Total cost	27,495	10,199
Less: Accumulated depreciation	(23,246)	(8,860)
Property and equipment, net	4,249	1,339

The total amounts charged to the consolidated statements of operations and comprehensive loss for depreciation expenses amounted to approximately RMB2.7 million, RMB2.0 million and RMB 1.16 million for the years ended March 31, 2024, 2025 and 2026, respectively.

9.	Intangible assets, net

Intangible assets of the Company were mainly as follows:

	As of March 31,	As of March 31,
	2025	2026
	RMB	RMB

Cost:
Trademark	482	469
License	3,530	-
Dealership	31,717	-
Total cost	35,729	469
Less: Accumulated amortization	(21,058)	(375)
Intangible assets, net	14,671	94

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

9.	Intangible assets, net (continued)

License and dealership resulting from the business combinations completed during the year ended March 31,2021 have been allocated to the single reporting unit of the Company. The total carrying amount of intangible assets resulting from the business combinations were RMB14.7 million and RMB 0.1 million as of March 31, 2025 and 2026, respectively. The decrease was primarily due to the deconsolidation of Nanjing Xingmu Biotechnology Co., Ltd. (“Nanjing Xingmu”) (see Note 15(a)). The license and dealership were originally recognized from the business combination with Nanjing Xingmu and were derecognized upon the deconsolidation.

The total amortization expenses of the intangible assets charged to the consolidated statements of operations and comprehensive loss amounted to approximately RMB3.7 million, RMB3.2 million and RMB 0.04 million for the years ended March 31, 2024, 2025 and 2026, respectively.

The annual estimated amortization expense for intangible assets subject to amortization for the succeeding five years is as follows:

	As of March 31,
	2027	2028	2029	2030	2031
Amortization expenses	37	22	7	7	7

10.	Long-term investments

The Company’s long-term investments consist of the following:

	As of March 31,	As of March 31,
	2025	2026
	RMB	RMB

Equity method investments	5,350	5,417
Available-for-sale investments	59,624	30,490
Equity securities with readily determinable fair values	12	1
Total	64,986	35,908

Equity method investments

The Company applies equity method in accounting for its investments in entities in which the Company has the ability to exercise significant influence but does not have control. As of March 31, 2025 and 2026, the carrying value of the equity method investments were RMB5.4 million and RMB 5.4 million respectively, the change of which primarily relates to the equity gain recognized and the following investment which was accounted for as equity method investment:

The Company had 24.6% equity interest in Wuhan Chunzhijin Information Technology Co., Ltd. (“Chunzhijin”), which was accounted using equity method. The Company also provided loan to Chunzhijin (Note 25). In March 2023, the Company further invested in Chunzhijin to purchase 13.3% of the equity interest by waiving a loan receivable of RMB 3.4 million from Chunzhijin. After this transaction, together with the previously held equity interest in Chunzhijin, the total equity interest held by the Company increased to 34.65%. The Company continues to have significant influence over Chunzhijin and accounts for this investment under equity method.

Available-for-sale investments

The following table summarizes the Company’s available-for-sale investments as of March 31, 2025:

	Cost	Gross unrealized gains	Gross unrealized losses	Disposal of Long-term investments	Fair value

Unlisted debt securities	69,572	-	(9,948)	-	59,624

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

10.	Long-term investments (continued)

Available-for-sale investments (continued)

The following table summarizes the Company’s available-for-sale investments as of March 31, 2026:

	Cost	Gross unrealized gains	Gross unrealized losses	Disposal of Long-term investments	Fair value

Unlisted debt securities	69,572	-	(22,617)	(16,465)	30,490

The Company held 6.2% shareholding of Qingdao Shuangan Biotechnology Co., Ltd (“Qingdao Shuangan”). According to the investment agreement, the Company is entitled to redemption right after 48 months from the investment closing date. In April 2022, the Company transferred 0.31% shareholding of Qingdao Shuangan to a third-party investor with a cash consideration of RMB0.8 million. The Company recognized a RMB0.37 million investment gain in other gains, net. After the completion of the transaction, the shareholding of Qingdao Shuangan held by the Company was 5.9%. As of March 31, 2025, based on the valuation results, the Company re-measured the investment in Qingdao Shuangan at fair value of RMB16.5 million and the unrealized securities holding losses (net of tax) of RMB 1.3 million was recorded as other comprehensive loss. In February 2026, Shanghai Guangcheng, together with Guangdong Wens Investment Co., Ltd. ("Wens") and Qingdao Shuangan, jointly entered into a Share Transfer Agreement, pursuant to which the Company agreed to transfer its equity interest in Qingdao Shuangan to Wens for a total consideration of RMB15.5 million. As a result, the Company derecognized the long-term equity investment and recognized an investment gain of RMB5.9 million.

In October 2019, the Company purchased 23.64% shareholding of Beijing Petdog Technology Development Co., Ltd. (“Beijing Petdog”) with a cash consideration of RMB50 million. According to the investment agreement, the Company is entitled to redemption right after 60 months from the investment closing date. As of March 31, 2025 and 2026, based on the valuation results, the Company re-measured the investment at fair value of RMB31.3 million and RMB 17.8 million, respectively. For year ended March 31, 2025 and 2026, the unrealized securities holding losses (net of tax) of RMB1.6 million and RMB 13.5 million was recorded as other comprehensive loss, respectively.

In July and November 2021, the Company entered into investment agreements with Nanjing Animal Pharmaceutical. The Company provided Nanjing Animal Pharmaceutical one-year loans amounting to RMB16 million carrying a simple interest of 8% per annum. Together with the loan, the Company was also entitled a conversion right to convert all or part of the loan into 3.33% equity interest of Nanjing Animal Pharmaceutical during the loan term. As of March 31, 2025, RMB 2.0 million was unpaid and recorded in accrued liabilities and other current liabilities. The Company recognized the investment under available-for-sale securities. It was measured and recognized at fair value on a recurring basis with changes in fair value recorded in other comprehensive loss. In April 2023, Nanjing Animal Pharmaceutical entered into an agreement with the Company to repay principal loan of RMB6 million with interest of RMB0.8 million. In addition, Nanjing Animal Pharmaceutical paid additional RMB1.06 million to the Company as compensation. The Company recorded the compensation income as other gains, net. As of March 31, 2025 and 2026, based on the valuation results, the Company re-measured the investment at fair value of RMB11.9 million and RMB 12.7 million, respectively. For year ended March 31, 2025 and 2026, the unrealized securities holding gains (net of tax) of RMB1.5 million and RMB 0.8 million was recorded as other comprehensive loss, respectively.

Equity securities with readily determinable fair values

The following table summarizes the Company’s equity securities with readily determinable fair values as of March 31, 2025:

	Cost	Gross unrealized gains	Gross unrealized losses	Fair value

Listed company	1,292	-	(1,280)	12

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

10.	Long-term investments (continued)

Equity securities with readily determinable fair values (continued)

The following table summarizes the Company’s equity securities with readily determinable fair values as of March 31, 2026:

	Cost	Gross unrealized gains	Gross unrealized losses	Fair value

Listed company	1,292	-	(1,291)	1

In June 2021, the Company purchased 40,000 ordinary shares of Better Choice Company Inc. (“BTTR”), a company registered on NYSE American and engaging in selling pet products with a total cash consideration of US$200,000. In March 2024, BTTR effected a 1-for-44 reverse stock split, pursuant to which the Company's shareholding was reduced from 40,000 to 910 shares. The Company measured and recorded the investment at fair value on a recurring basis with changes in fair value, whether realized or unrealized, recorded through the income statement. The change of fair value is reported in other losses, net.

11.	Other non-current assets

	As of March 31,	As of March 31,
	2025	2026
	RMB	RMB

Deposits (a)	1,865	1,660
Long-term loan receivables	54	-
	1,919	1,660

(a)	Deposits mainly consisted of rental deposits and deposit for online stores operated on third party platforms, which will be collected after one year.

12.	Accrued liabilities and other current liabilities

Accrued liabilities and other current liabilities consist of the following:

	As of March 31,	As of March 31,
	2025	2026
	RMB	RMB

Logistics expenses payables	2,919	857
Advances from customers	2,139	-
Payable for investment	2,063	2,063
Refund obligation of sales returns	2,282	-
Bonds payable-preferred shares (Note 18)	-	9,732
Loan for Yoken Series A-1 Warrant (Note 19)	-	13,000
Professional service fee accruals	1,141	1,405
Taxes Payable	577	1,273
Deposit	282	227
Others	453	2,800
Total	11,856	31,357

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

13.	Leases

As of March 31, 2025 and 2026, the Company has operating leases recorded on its consolidated balance sheet for certain office spaces and facilities that expire on various dates through 2029. The Company does not plan to cancel the existing lease agreements for its existing facilities prior to their respective expiration dates. When determining the lease term, the Company considers options to extend or terminate the lease when it is reasonably certain that it will exercise or not exercise that option. All of the Company’s leases qualify as operating leases.

	As of March 31,	As of March 31,
	2025	2026
	RMB	RMB

Assets
Operating lease right-of-use assets	3,084	3,739

Liabilities
Operating lease liabilities, current	1,714	1,070
Operating lease liabilities, non-current	851	2,273
Total operating lease liabilities	2,565	3,343
Weighted average remaining lease term (years)	1.42	2.91
Weighted average discount rate	4.59%	3.35%

Information related to operating lease activity during the years ended March 31, 2024, 2025 and 2026 are as follows:

	Year ended March 31, 2024	Year ended March 31, 2025	Year ended March 31, 2026
	RMB	RMB	RMB

Operating lease right-of-use assets obtained in exchange for lease obligations	4,545	3,635	4,369

Operating lease related expenses
Amortization of right-of-use assets	17,948	9,502	2,690
Interest of lease liabilities	199	318	87
	18,147	9,820	2,777

	Year ended March 31, 2024	Year ended March 31, 2025	Year ended March 31, 2026
	RMB	RMB	RMB

Operating lease payments (included in measurement of lease liabilities)	17,977	10,114	2,702

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

13.	Leases (continued)

Maturities of lease liabilities were as follows:

Year ended March 31, 2026
RMB
For the year ending March 31,
2027	1,441
2028	1,147
2029	1,055
2030 and thereafter	154
Total lease payments	3,797
Less: imputed interest	(454)
Total	3,343

14.	Interest expense

	Year ended March 31, 2024	Year ended March 31, 2025	Year ended March 31, 2026
	RMB	RMB	RMB

Amortization charges on promissory notes	5,058	5,974	-
Interest expense on bonds payable-preferred shares (Note 18)	-	-	419
Interest expense on borrowings	2,268	532	406
Total	7,326	6,506	825

15.	Other (loss)/gain net

	Year ended March 31, 2024	Year ended March 31, 2025	Year ended March 31, 2026
	RMB	RMB	RMB

Foreign exchange gains/(losses), net	1,089	(93)	2
(Loss)/ gain on disposal of other debts (Note 19)	(1,425)	-	10,435
Investment gain	1,820	61	5,928
Gain on disposal of a subsidiary (a)	49	-	13,001
Discount on the ordinary shares issued by public offering (Note 17)	(5,943)	-	-
Others	416	(204)	137
Total	(3,994)	(236)	29,503

(a)	In November 2023, the Company disposed a subsidiary and recognized an investment gain of RMB 0.05 million.

In December 2025, Shanghai Guangcheng entered into an equity interest repurchase agreement (the “Repurchase Agreement”) with Nanjing Xingmu, two founders of Nanjing Xingmu, and certain other parties. Under the Repurchase Agreement, the two founders of Nanjing Xingmu agreed to repurchase the 14.5% equity interest in Nanjing Xingmu currently held by Shanghai Guangcheng for an aggregate cash consideration of RMB 12.5 million.

In addition, Shanghai Guangcheng and the two founders of Nanjing Xingmu also entered into an agreement confirming that Shanghai Guangcheng ceased involvement in Nanjing Xingmu’s business operations as a shareholder as of April 1, 2025. Accordingly, the assets, liabilities, and results of operations of Nanjing Xingmu are excluded from the Company’s financial results and the Company recognized an investment gain of RMB 13.0 million.

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

China

On July 25, 2018, Boqii (Shanghai) Information Technology Co., Ltd. (“Shanghai Boqii”) was entitled to be “Software Enterprises”. According to the Enterprise Income Tax (“EIT”) Law and relevant regulations in the PRC, from the year of 2018, Shanghai Boqii could enjoy a tax holiday of 2-year EIT exemption and subsequently 3-year 12.5% preferential tax rate and the certificate expired in October 2023.

The Company’s other subsidiaries, VIEs and VIEs’ subsidiaries established in the PRC are subject to the PRC general income tax rate of 25%.

The components of loss before tax are as follows:

	Year ended March 31, 2024	Year ended March 31, 2025	Year ended March 31, 2026
	RMB	RMB	RMB

Loss before tax
(Loss) /gain from PRC entities	(61,306)	(45,345)	7,567
Loss from Cayman Islands and Hong Kong entities	(8,569)	(14,030)	(8,419)
Total loss before tax	(69,875)	(59,375)	(852)

Reconciliations of the differences between the income tax expenses of the Company and the PRC statutory EIT rate applicable to losses of the consolidated entities are as follows:

	Year ended March 31, 2024	Year ended March 31, 2025	Year ended March 31, 2026
	RMB	RMB	RMB

Loss before income taxes	(69,875)	(59,375)	(852)
Income tax computed at respective applicable tax rates	(17,469)	(14,844)	(213)
Effect of different tax jurisdiction	6,976	1,590	(4,167)
Super deduction for research and development expenses (a)	(547)	(363)	(55)
Non-deductible expenses	115	112	(46)
Change in valuation allowance	11,852	14,306	3,207
Total	927	801	(1,274)

(a)	According to the relevant laws and regulations promulgated by the State Administration of Tax of the PRC, from 2013 onwards, enterprises engaging in research and development activities are entitled to claim 200% of their qualified research and development expenses so incurred as tax deductible expenses. The additional deduction of 100% of qualified research and development expenses (the “Super Deduction”) can be directly claimed in the annual EIT filing. For the years end March 31, 2024, 2025 and 2026, the Super Deduction for research and development expenses available to the Company amounted to RMB0.5 million, RMB0.4 million and RMB 0.06 million, respectively.

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

16.	Income taxes (continued)

China (continued)

The provisions for income taxes for the years ended March 31, 2024, 2025 and 2026 differ from the amounts computed by applying the EIT primarily due to change in valuation allowance provided and tax differential from certain subsidiaries with preferential tax rates of the Company.

The following table sets forth the effect of tax holiday effect on China operations:

	Year ended March 31, 2024	Year ended March 31, 2025	Year ended March 31, 2026
	RMB	RMB	RMB

Tax holiday effect	1,882	2,649	1,744
Basic and diluted net loss per share effect	3.2	1.6	0.5

Reconciliations between the effective income tax rate and the PRC statutory income tax rates are as follows:

	Year ended March 31, 2024	Year ended March 31, 2025	Year ended March 31, 2026
	RMB	RMB	RMB

PRC statutory income tax rates	25%	25%	25%
Tax holiday effect	(3)%	(4)%	(204)%
Difference in tax rates of subsidiaries outside PRC	(5)%	(4)%	395%
Super deduction for research and development expenses	1%	1%	6%
Non-deductible expenses	0%	0%	5%
Change in valuation allowance	(17)%	(16)%	(377)%
Effective income tax rate	1%	1%	(150)%

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

16.	Income taxes (continued)

China (continued)

Deferred tax assets and deferred tax liabilities

Composition of income tax expenses

The current and deferred portions of income tax expenses included in the consolidated statements of operations and comprehensive loss are as follows:

	Year ended March 31, 2024	Year ended March 31, 2025	Year ended March 31, 2026
	RMB	RMB	RMB

Current income tax (benefit)/expense	(20)	-	73
Deferred tax (benefit)/expense	(907)	(801)	1,201
Income tax (benefit)/expense, net	(927)	(801)	1,274

For the years ended March 31, 2024, 2025 and 2026, income taxes paid by the Company amounted to RMB nil, RMB nil and RMB 0.03 million in Hong Kong entities, respectively.

Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax asset and liabilities balances as of March 31, 2025 and 2026 are as follows:

	As of March 31,	As of March 31,
	2025	2026
	RMB	RMB
Deferred tax assets:
Net accumulated loss-carry forward	153,111	117,560
Deferred deductible advertising expense	83	1,055
Allowance	1,087	1,021
Contract liabilities	7	7
Accruals	261	352
Fair Value Change	-	-
Total	154,549	119,995

Less: Valuation allowance	(154,549)	(119,995)
Net deferred tax asset	-	-

Deferred tax liabilities:
Recognition of intangible assets arising from asset acquisition and business combination	(2,433)	-
Net deferred tax liabilities	(2,433)	-

As of March 31, 2025 and 2026, the PRC entities of the Company had tax loss carryforwards of approximately RMB 612 million and RMB 470 million respectively, which can be carried forward to offset taxable income. The carryforwards period for net operating losses under the EIT Law is five years. The net operating loss carry forward of the Company will expire in varying amounts between 2026 and 2030. Other than the expiration, there are no other limitations or restrictions upon the Company’s ability to use these operating loss carryforwards.

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

16.	Income taxes (continued)

China (continued)

Deferred tax assets and deferred tax liabilities (continued):

Valuation allowance is provided against deferred tax assets when the Company determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Company considered factors including future taxable income exclusive of reversing temporary differences and tax loss carry forwards. If events occur in the future that allow the Company to realize part or all of its deferred income tax, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur. As of March 31, 2025 and 2026, valuation allowances of RMB154.5 million and RMB 120.0 million were provided because it was more likely than not that the Company will not be able to utilize these tax losses carry forwards and other deferred tax assets generated by its subsidiaries and VIEs.

Movement of valuation allowance is as follows:

	Year ended March 31, 2024	Year ended March 31, 2025	Year ended March 31, 2026
	RMB	RMB	RMB

Beginning balance	166,669	155,255	154,549
Change of valuation allowance	11,852	14,306	3,207
Written-off for expiration of net operating losses	(23,266)	(15,012)	(37,761)
Decrease of valuation allowances related to the disposal of a subsidiary	-	-	-
Ending balance	155,255	154,549	119,995

Uncertain Tax Position

The Company did not identify any significant unrecognized tax benefits for each of the periods presented. The Company did not incur any interest related to unrecognized tax benefits and did not recognize any penalties as income tax expense.

17.	Ordinary Share

As of March 31, 2025, the Company had 2,798,074 Class A ordinary shares and 81,486 Class B ordinary shares and Nil Class C ordinary shares issued and outstanding, respectively. As of March 31, 2026, the Company had 4,298,128 Class A ordinary shares, 81,486 Class B ordinary shares and 500,000 Class C ordinary shares issued and outstanding, respectively.

The Class A Ordinary Shares, Class B Ordinary Shares and Class C Ordinary Shares have the same rights, preferences, privileges and restrictions, except for voting rights, conversion rights and dividend rights as described below.

Voting rights. Each Class A Ordinary Share is entitled to one vote, each Class B Ordinary Share is entitled to twenty votes and each Class C Ordinary Share is entitled to one hundred votes on all matters submitted to a vote by the shareholders.

Conversion rights. Class C Ordinary Shares are not convertible into Class A Ordinary Shares or Class B Ordinary Shares under any circumstances.

Dividend rights. Holders of Class C Ordinary Shares are not entitled to receive any dividends, whether in cash, shares or otherwise. No dividend shall be declared or paid in respect of the Class C Ordinary Shares.

Save and except for the special voting rights, conversion rights and dividend rights as set out above, the Class A Ordinary Shares, the Class B Ordinary Shares and the Class C Ordinary Shares rank pari passu with one another and have the same rights, preferences, privileges and restrictions.

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

17.	Ordinary Share (continued)

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

BOQII HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data, unless otherwise noted)

17.	Ordinary Share (continued)

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

Reverse Split and ADS Termination

In July, 2025, the Company effected a reverse share split of its ordinary shares (the "Reverse Split") and terminated its ADS program (the "ADS Termination"), following shareholder approval on June 26, 2025. In connection with the ADS Termination, each outstanding ADS was automatically cancelled and exchanged for 0.9375 of a Class A ordinary share, with fractional shares rounded up to the nearest whole number. Concurrently, the par value of the ordinary shares was increased from $0.001 to $0.16 per share. Trading of the ADSs was suspended, and the Class A ordinary shares commenced trading on the NYSE American on a post-Reverse Split basis under the same ticker symbol "BQ".

Issuance of Class C Ordinary Shares

In August, 2025, the Company entered into a subscription agreement with certain non-U.S. investors, to sell an aggregate of 500,000 Class C ordinary shares at a price of $0.16 per share with a total consideration amounting to US$0.08 million. As of March 31, 2026, the Company issued the Class C shares to the investors and received full consideration from them.

Registered Direct Offering

In November 2025, the Company entered into securities purchase agreements with multiple unrelated third-party investors to sell an aggregate of 1,500,000 Class A ordinary shares at a price of $2.80 per share, with a total consideration amounting to US$4.2 million. The transactions were structured as the sale of 698,000 shares and pre-funded warrants to purchase 802,000 shares, which were exercised immediately upon issuance. As of March 31, 2026, the Company issued a total of 1,500,000 Class A ordinary shares to the investors and received full consideration from them.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

18.	Redeemable non-controlling interests

Yoken Holding Limited (“Yoken”), a wholly owned subsidiary of the Company issued 120,000 redeemable preferred shares amounting to RMB 6 million to a third-party investor in October, 2020. The preferred shares are redeemable at the holder’s option if Yoken fails to complete a qualified IPO in a pre-agreed period of time since its issuance with a redemption price measured by 10% interest per year. The preferred shares are therefore accounted for as redeemable non-controlling interests in mezzanine equity and are accreted to the redemption value over the period starting from the issuance date. The contract terms are the same as the Preferred Shares of the Company.

For the years ended March 31, 2024, 2025 and 2026, the Company recognized accretion of RMB0.8 million, RMB0.8 million and RMB 0.5 million, respectively, to the respective redemption value of the redeemable non-controlling interest over the period starting from issuance date with a corresponding increase to the accumulated deficit. As of March 31, 2025 and 2026, the redeemable non-controlling interests was RMB8.8 million and Nil, respectively.

The preferred shares matured in October 2025, as Yoken failed to complete a qualified IPO within the pre-agreed period. Upon maturity, the Company reclassified the redeemable non-controlling interests totaling RMB9.3 million to bonds payable. Interest accrued from the maturity date through March 31, 2026, amounting to RMB0.42 million, was recognized as interest expense and concurrently recorded as bonds payable, as of March 31,2026, the amount of bonds payable is 9.7 million (Note 12).

The following tables provides details of the redeemable non-controlling interests activity for the years ended March 31, 2024, 2025 and 2026:

	Year Ended March 31, 2024	Year Ended March 31, 2025	Year Ended March 31, 2026
	RMB	RMB	RMB

Beginning balance	7,197	7,963	8,804
Accretion of redeemable non-controlling interests	766	841	509
The maturity of redeemable non-controlling interests	-	-	(9,313)
Ending balance	7,963	8,804	-

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

19.	Borrowings, other debts and derivative liabilities

Short-term borrowings

The following table presents short-term borrowings from commercial banks, other institutions and individuals as of March 31, 2025 and 2026. Short-term borrowings include borrowings with maturity terms shorter than one year:

	As of March 31,	As of March 31,
	2025	2026
	RMB	RMB

Bank borrowings	9,063	16,000

Bank borrowings

As of March 31, 2025 and 2026, the Company obtained short-term bank borrowings of RMB9.1 million and RMB 16.0 million in aggregate, and none of them were collateralized by short-term investments. The weighted average interest rate for the outstanding borrowings were approximately 3.4% and 3.3%, respectively. These short-term bank borrowings did not include any restrictive covenants.

Future principal maturities of short-term borrowings as of March 31, 2025 and 2026 are as followings:

	Year ended March 31, 2025	Year ended March 31, 2026
	RMB	RMB
For the year ending March 31,
- Within 1 year	9,063	16,000
Total	9,063	16,000

The RMB5.0 million in short-term borrowings outstanding as of March 31, 2026, has been settled as of the date of this report.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

19.	Borrowings, other debts and derivative liabilities (continued)

Other debts

Other debts – non-current consist of the following:

	As of March 31,	As of March 31,
	2025	2026
	RMB	RMB

Loan from Chong Li (a)	-	-
Loan for Yoken Series A-1 Warrant (b)	38,435	-
Payable for investment	200	200
Total	38,635	200

(a) Loan from Chong Li

Shanghai Guangcheng signed loan agreement with Chong Li in March 2020 (“Loan from Chong Li”). The loan was interest-free with a principal amount of RMB128 million. The term is 5 years and can be extended if agreed by both Chong Li and Shanghai Guangcheng. The Company accounted for Loan from Chong Li as a long-term debt initially recognized in the amount of RMB95 million (which is the present value of the principal amount of RMB128 million) and subsequently measured at amortized cost. During the years ended March 31, 2025, the Company repaid the principal of Loan from Chong Li of RMB10.0 million. For the years ended March 31, 2025 and 2026, the Company recorded no interests for both periods.

The Company issued preferred shares to be settled by Superb Origin International Limited (“Superb Origin”, Chong Li is the 100% equity owner of Superb Origin) after Shanghai Guangcheng repaid the Loan from Chong Li. The Company recorded a receivable for issuance of preferred shares in the amount of RMB95 million (which is the present value of the principal amount of RMB128 million) in mezzanine equity for the consideration of the preferred shares not yet received from Superb Origin. After the completion of the IPO in October 2020, preferred shares were automatically converted into Class A ordinary shares. The Company then recorded the unreceived consideration from Superb Origin as receivable for issuance of ordinary shares under shareholders’ equity (Note 20).

In September 2023, Shanghai Guangcheng entered into a debt waiver agreement with Chong Li, which provided that Chong Li waivered RMB75.28 million of the borrowings payable not yet paid by Shanghai Guangcheng. At the same time, the Company entered into a debt waiver agreement with Superb Origin, which provided that the Company would waive the outstanding investment amount of USD11.25 million payable by Superb Origin to it. Accordingly, the Company offset the waiver amount against “other debts” and “receivable for issuance of ordinary shares” accordingly. The Company recorded an investment loss of RMB1.4 million on this transaction (Note 15).

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

On October 23, 2020, one of the investors terminated and entered into a new share purchase agreement with Yoken, pursuant to which 120,000 Yoken Series A-1 Preferred Shares were issued on October 23, 2020 for an aggregated consideration of RMB6 million. On the same day, the Company issued the remaining two investors two warrants to purchase up to 360,000 and 200,000 Yoken Series A-1 Preferred Shares at an exercise price per share of US$ 7.14 in connection with a loan of RMB18 million (equivalent to US$2.5 million) and RMB10 million (equivalent to US$1.4 million) granted to Chongaita (“Loan for Yoken Series A-1 Warrant”). As a debt modification, the Company reversed RMB1.4 million interest expense as other gains, net. The Company recognized the Yoken Series A-1 Warrant and bifurcated the conversion feature as derivative liability out of the total consideration received. As of March 31, 2025 and 2026, the carrying value of Yoken Series A-1 Warrant were RMB38.4 million and RMB Nil million, respectively, and fair value of conversion feature were RMB0.005 million and RMB Nil million, respectively.

On November 24, 2025, Yoken and Chongaita entered into a redemption agreement. According to the redemption agreement, Yoken and Chongaita repurchased Yoken Series A-1 Warrant with an aggregate cash consideration of RMB 28.0 million. As of March 31, 2026, the Company had paid RMB15.0 million of such consideration. The remaining unpaid balance of RMB13.0 million was recorded as Loan for Yoken Series A-1 Warrant (Note12), which was paid as of the annual report. In connection with the redemption, the Company recognized an investment gain of RMB10.4 million.

Derivative liabilities

	As of March 31,	As of March 31,
	2025	2026
	RMB	RMB

Conversion feature of Yoken Series A-1 Warrant (a)	5	-
Total	5	-

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

19.	Borrowings, other debts and derivative liabilities (continued)

Derivative liabilities (continued)

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

20.	Receivable for issuance of ordinary shares

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

In September 2023, Shanghai Guangcheng entered into a debt waiver agreement with Chong Li, which provided that Chong Li waivered RMB75.28 million of the borrowings payable not yet paid by Shanghai Guangcheng (Note 19). At the same time, the Company entered into a debt waiver agreement with Superb Origin, which provided that the Company would waive the outstanding investment amount of USD11.25 million payable by Superb Origin to it. Accordingly, the Company offset the waiver amount against “other debts” and “receivable for issuance of ordinary shares” accordingly.

During the years ended March 31, 2025 and 2026, the Company received RMB 9.8 and RMB Nil million from the receivable for issuance of ordinary shares. For the years ended March 31, 2025 and 2026, the Company recorded no interest income for both periods. As of March 31, 2025 and 2026, the balances of receivable for issuance of ordinary shares were RMB6.2 million and RMB 6.2 million, respectively.

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

For the years ended March 31, 2025 and 2026, Nil and Nil share options were granted to the Participants respectively.

The following table sets forth the share options activity for the years ended March 31, 2025 and 2026:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value	Weighted average fair value
Outstanding as of March 31, 2024	64,923	56.0	8.95	0.09	19.2
Exercisable as of March 31, 2024	-	-	-	-	-
Granted	-	-	-	-	-
Exercised	-	-	-	-	-
Forfeited	(111)	179.2	-	-	128.0
Outstanding as of March 31, 2025	64,812	56.0	8.01	0.07	19.2
Exercisable as of March 31, 2025	-	-	-	-	-
Granted	-	-	-	-	-
Exercised	-	-	-	-	-
Forfeited	(3,344)	108.8	-	-	89.6
Outstanding as of March 31, 2026	61,468	52.8	7.42	0.02	16.0
Exercisable as of March 31, 2026	-	-	-	-	-

The aggregate intrinsic value is calculated as the difference between the exercise price of the options and the estimated fair value of the underlying shares of US$86, US$70 and US$23 at March 31, 2024, 2025 and 2026, respectively.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

21.	Share-based compensation (continued)

As of March 31, 2025 and 2026, there were US$659 and Nil of unrecognized share-based compensation expenses related to share options granted by the Company, which were expected to be recognized over a weighted-average period of 8.0 years and 7.4 years, respectively.

During the year ended March 31, 2026, the Company did not grant any share-based compensation awards. The fair value of options granted in prior periods was estimated using the Binomial Option Pricing Model based on the following assumptions.

The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Company's options. The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in US$ for a term consistent with the expected term of the Company's options in effect at the option valuation date. The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. As the Company did not have sufficient information of past employee exercise history, it was estimated by referencing to a widely-accepted academic research publication. The expected dividend yield is zero as the Company has never declared or paid any cash dividends on its shares, and the Company does not anticipate any dividend payments in the foreseeable future. The expected term is the contract life of the option.

For the Company's share options granted to the Participants, the completion of a Qualified IPO is considered to be a performance condition of the awards. A Qualified IPO is not considered to be probable until it is completed. Under ASC 718, compensation cost should be accrued if it is probable that the performance condition will be achieved. As a result, no compensation expense will be recognized related to these options until the completion of a Qualified IPO, and hence no share-based compensation expense was recognized for the year ended March 31, 2020. For the year ended March 31, 2021, upon the completion of the IPO in October 2020, the Company recorded RMB 55 million of share-based compensation expense. For the year ended March 31, 2025 and 2026, RMB0.08 million and RMB 0.004 million of share-based compensation expense was recorded, respectively.

22.	Employee benefits

The full-time employees of the Company’s subsidiaries and VIEs that are incorporated in the PRC are entitled to staff welfare benefits including medical insurance, basic pensions, unemployment insurance, work injury insurance, maternity insurance and housing funds. These companies are required to contribute to these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations and charge the amount contributed to these benefits to the consolidated statements of operations and comprehensive loss. The Company has no legal obligation for the benefits beyond the contribution made. The PRC government is responsible for the welfare and medical benefits and ultimate pension liability to these employees. The total amounts charged to the consolidated statements of operations and comprehensive loss for such employee benefits amounted to RMB8 million, RMB6 million and RMB 4 million for the years ended March 31, 2024, 2025 and 2026, respectively.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

23.	Fair value measurements

The Company measured its short-term investments, available-for-sale investments, equity securities with readily determinable fair values and derivative liabilities at fair value on a recurring basis. Equity securities classified within Level 1 are valued using quoted market prices that currently available on a securities exchange registered on NYSE American. Short-term investments classified within Level 2 are valued using directly or indirectly observable inputs in the marketplace. As the Company's available-for-sale investments and derivative liabilities are not traded in an active market with readily observable prices, the Company uses significant unobservable inputs to measure the fair value of available-for-sale investments and derivative liabilities. These instruments are categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement. The Company did not transfer any assets or liabilities in or out of level 3 during the years ended March 31, 2024, 2025, and 2026.

The following table summarizes the Company's financial assets and liabilities measured and recorded at fair value on recurring basis as of March 31, 2025 and 2026:

		Fair value measurement at reporting date using
Description	Fair value as of March 31, 2025	Quoted price in active markets for identical assets (Level 1)	Significant other observable Inputs (Level 2)	Significant unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB

Assets:
Short-term investments	4,000	-	4,000	-
Available-for-sale investments	59,624	-	-	59,624
Equity securities with readily determinable fair values	12	12	-	-
Total assets	63,636	12	4,000	59,624

Liabilities:
Derivative liabilities	5	-	-	5

		Fair value measurement at reporting date using
Description	Fair value as of March 31, 2026	Quoted price in active markets for identical assets (Level 1)	Significant other observable Inputs (Level 2)	Significant unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB

Assets:
Available-for-sale investments	30,490	-	-	30,490
Equity securities with readily determinable fair values	1	1	-	-
Total assets	30,491	1	-	30,490

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

23.	Fair value measurements (continued)

The roll forward of major Level 3 investments are as following:

	Derivative liabilities	Available-for-sale investments
Fair value of Level 3 investments as at March 31, 2023	10,701	68,011
Reclassification of forward exchange contracts	(6,014)	-
Unrealized fair value change of the derivative liabilities	1,034	-
Unrealized fair value change of the available-for-sale investments	-	(3,546)
Disposal of available-for-sale investments	-	(6,000)
Fair value of Level 3 investments as at March 31, 2024	5,721	58,465
Reclassification of forward exchange contracts
Unrealized fair value change of the derivative liabilities	(5,716)	-
Unrealized fair value change of the available-for-sale investments	-	1,159
Disposal of available-for-sale investments	-	-
Fair value of Level 3 investments as at March 31, 2025	5	59,624
Disposal of the derivative liabilities	(5)	-
Unrealized fair value change of the available-for-sale investments	-	(12,669)
Disposal of available-for-sale investments	-	(16,465)
Fair value of Level 3 investments as at March 31, 2026	-	30,490

The Company determined the fair value of its investments by using equity allocation model, market approach and binomial model. The determination of the fair value was based on estimates, judgments and information of other comparable public companies. The significant unobservable inputs adopted in the valuation as of March 31, 2025 and 2026:

	As of March 31,	As of March 31,
	2025	2026

Implied price to sales after discount for lack of marketability	0.77x	0.69x
Weighted average cost of capital	n.a.	n.a.
Lack of marketability discount	20%, 24%, 31%	20%, 29%
Risk-free rate	1.56%, 1.60%, 1.65%	1.26%, 1.54%
Expected volatility	43.70%, 40.97%, 42.40%	35.88%, 39.03%
Probability	Liquidation scenario: 40%, 35% Redemption scenario: 40%, 35% IPO scenario: 20%, 30%	Liquidation scenario: 45% Redemption scenario: 45% IPO scenario: 10%

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

The Company determined the fair value of their derivative liabilities by using binominal model. The determination of the fair value was based on estimates, judgments and information of other comparable public companies. The significant unobservable inputs adopted in the valuation as of March 31, 2025 and 2026 are as follows:

	As of March 31,	As of March 31,
	2025	2026

Spot price (US$)	1.64	n.a.
Risk-free rate	4.03%	n.a.
Expected volatility	69.30%	n.a.
Expected expiry years (in years)	0.56	n.a.

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

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the years ended March 31, 2024, 2025 and 2026, respectively, as follows:

	Year Ended March 31, 2024	Year Ended March 31, 2025	Year Ended March 31, 2026
	RMB	RMB	RMB

Numerator:
Net loss attributable to Boqii Holding Limited	(63,664)	(54,125)	(5,078)
Accretion on the Redeemable non-controlling interests to redemption value (Note 18)	(766)	(841)	(509)
Net loss attributable to ordinary shareholders	(64,430)	(54,966)	(5,587)
Denominator:
Basic and diluted (Note (a))	628,986	1,205,493	3,790,573
Net loss per share attributable to ordinary shareholders:
Basic and diluted	(102.4)	(45.6)	(1.47)

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

For the years ended March 31, 2025 and 2026, assumed share options have not been reflected in the dilutive calculations pursuant to ASC 260, “Earnings Per Share,” due to the anti-dilutive effect.

The following ordinary shares equivalent were excluded from the computation of diluted loss per ordinary share for the periods presented because including them would have had an anti-dilutive effect:

	Year Ended March 31, 2024	Year Ended March 31, 2025	Year Ended March 31, 2026

Share options - weighted average	6,240	6,129	5,405

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

25.	Related party transactions

The table below sets forth the major related parties and their relationships with the Company as of March 31, 2024, 2025 and 2026:

Name of related parties	Relationship with the Company
Nanjing Animal Pharmaceutical	An equity investee of the Company until December, 2022
Wuhan Chunzhijin	An equity investee of the Company
Weishi Network	An equity investee of the Company
Beijing Petdog	An available-for-sale investee that the Company has significant influence
Shanghai Chelin Information Technology Center (limited partnership) (“Shanghai Chalin Information”)	A company with a common director of the Company
MERCHANT TYCOON LIMITED	A shareholder of the Company
SUPERB ORIGIN INTERNATIONAL LIMITED	A shareholder of the Company
Yingzhi (Lisa) Tang	Senior management of the Company
Yan Jiang	Senior management of the Company

Details of related party transactions are as follows:

	Year Ended March 31, 2024	Year Ended March 31, 2025	Year Ended March 31, 2026
	RMB	RMB	RMB

Purchase of merchandise

Nanjing Animal Pharmaceutical	3,891	-	-
	3,891	-	-

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

25.	Related party transactions (continued)

	Year Ended March 31, 2024	Year Ended March 31, 2025	Year Ended March 31, 2026
	RMB	RMB	RMB

Loans granted to related parties

Wuhan Chunzhijin (a)	4,761	1,989	680
	4,761	1,989	680

(a)	The Company entered into a loan agreement with Wuhan Chunzhijin to provide Wuhan Chunzhijin with an interest-free loan of up to RMB10 million, which will be repaid on demand. In March 2023, the Company converted RMB3.4 million loan to Wuhan Chunzhijin into equity interest. (Detail refer to Note 10).

	Year Ended March 31, 2024	Year Ended March 31, 2025	Year Ended March 31, 2026
	RMB	RMB	RMB
Advances provided to related parties

SUPERB ORIGIN INTERNATIONAL LIMITED (a)	-	14,433	-
Nanjing Animal Pharmaceutical (b)	5,413	-	-
Weishi Network (c)	-	-	980
	5,413	14,433	980

(a)	In January 2023 and June 2024, the Company made an advance payment of RMB 5.5 million and RMB 14.4 million, respectively, to SUPERB ORIGIN INTERNATIONAL LIMITED for the purchase of goods. As of March 31, 2025 and 2026, the balance of the advance payment was RMB18.7 million and RMB 17.1 million respectively, both of which are recorded as Prepayments to related parties.

(b)	During the years ended March 31, 2024, 2025 and 2026, the Company made advance payments totaling RMB 5.4 million, Nil and Nil, respectively, to Nanjing Animal Pharmaceutical for the purchase of goods.

(c)	During the years ended March 31, 2026, the Company made advance payments totaling RMB0.98 million to Weishi Network for the purchase of goods.

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

25.	Related party transactions (continued)

Details of related party balances are as follows:

Amounts due from related parties

	As of March 31,	As of March 31,	As of March 31,
	2024	2025	2026
	RMB	RMB	RMB

Prepayments to related parties

SUPERB ORIGIN INTERNATIONAL LIMITED	4,065	18,670	17,077
Weishi Network	1,401	1,134	1,362
	5,466	19,804	18,439

Other receivables from related parties

Wuhan Chunzhijin	5,658	4,935	5,394

Loans to related parties
Yan Jiang	211	-	-
Shanghai Guangcheng Information	27	-	-
	238	-	-

Amounts due to related parties

	As of March 31,	As of March 31,	As of March 31,
	2024	2025	2026
	RMB	RMB	RMB

Trade payables to related parties

Nanjing Animal Pharmaceutical	471	-	-

BOQII HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

26.	Commitments and contingencies

(a)	Capital commitments

As of March 31, 2025 and 2026, no capital commitment was related to leasehold improvement and purchase of equipment.

(b)	Contingencies

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome arising out of any such matter will have a material adverse effect on our consolidated financial position, cash flows or results of operations on an individual basis or in the aggregate. As of March 31, 2025 and 2026, the Company is not a party to any material legal or administrative proceedings.

27.	Subsequent events

At the Annual General Meeting of Shareholders held on May 6, 2026, the Company’s shareholders approved a special resolution to reconfigure and restructure the Company’s authorized share capital. In connection with such approval, the Company adopted its Fifteenth Amended and Restated Memorandum and Articles of Association (the “M&AA”) to effect a capital reduction and share sub-division.

Pursuant to the capital reduction, the par value of each authorized and issued share was reduced from US$0.16 per share to US$0.0000001 per share by cancelling paid-up capital to the extent of US$0.1599999 on each issued share. Immediately following the capital reduction, each authorized but unissued share was subdivided into 1,600,000 shares with a par value of US$0.0000001 each.

Following the restructuring, the Company’s authorized share capital became divided into 20,000,000,000 shares with a par value of US$0.0000001 each, comprising (i) 15,000,000,000 Class A ordinary shares, (ii) 1,000,000,000 Class B ordinary shares, (iii) 1,000,000,000 Class C Ordinary Shares, and (iv) 3,000,000,000 shares of such class or classes as the Company’s board of directors may determine in accordance with the M&AA.

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

In accordance with the Company law of the PRC, a domestic enterprise is required to provide statutory reserves of at least 10% of its annual after-tax profit until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. A domestic enterprise is also required to provide discretionary surplus reserve, at the discretion of the Board of Directors, from the profits determined in accordance with the enterprise’s PRC statutory accounts. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. The Company’s PRC subsidiaries were established as domestic invested enterprises and therefore are subject to the above-mentioned restrictions on distributable profits.

For the years ended March 31, 2024, 2025 and 2026, appropriation to statutory reserves was made because two PRC subsidiaries had generated profits for these periods.

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

As of March 31, 2026, the total restricted net assets of the Company’s subsidiaries and the VIEs incorporated in the PRC and subjected to restriction amounted to Nil.

Rules 12-04(a) and 4-08(e)(3) of Regulation S-X require condensed financial information as to the financial position, cash flows and results of operations of a parent company as of and for the same periods for which the audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance S-X Rule4-08 (e)(3) and concluded that it was not applicable for the Company to disclose the financial statements for the parent company since the 25% threshold was not met for the year ended March 31, 2026.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1	Fifteenth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.1 to our report on Form 6-K filed with the SEC on May 12, 2026)

1.2	Certificate of Designation of Class C Ordinary Shares (incorporated herein by reference to Exhibit 3.1 to our report on Form 6-K filed with the SEC on August 19, 2025)

2.1	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 2.1 to our annual report on Form 20-F filed with the SEC on July 21, 2025)

2.2	Description of Securities registered under Section 12 of the Exchange Act (incorporated herein by reference to Exhibit 2.2 to our annual report on Form 20-F filed with the SEC on July 21, 2025)

2.3*	Form of Pre-Funded Warrants issued in the May 2026 Private Placement

4.1	The Amended and Restated 2018 Global Share Plan (incorporated by reference to Exhibit 10.1 to our registration statement on Form S-8 (File No. 333-265313), as amended, initially filed with the SEC on May 31, 2022)

4.2	Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.3	Form of Employment Agreement between the Registrant and a director or executive officer of the Registrant (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.4	Tenth Amended and Restated Warrant Holders and Shareholders Agreement by and among the Registrant, its ordinary shareholder, preferred shareholders and other parties named therein dated August 19, 2020 (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.5	English translation of Equity Pledge Agreement entered on October 16, 2019, by and between Shanghai Xincheng, Shanghai Guangcheng, and then shareholders of Shanghai Guangcheng (incorporated by reference to Exhibit 10.8 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.6	English translation of Equity Pledge Agreement entered on August 4, 2020 by and between Shanghai Xincheng, Shanghai Guangcheng, and Shanghai Chelin Information Technology Center (Limited Partnership), and then shareholders of Shanghai Guangcheng (incorporated by reference to Exhibit 10.9 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.7	English translation of Exclusive Call Option Agreement entered on August 4, 2020, by and between Shanghai Xincheng, Shanghai Guangcheng and then shareholders of Shanghai Guangcheng (incorporated by reference to Exhibit 10.10 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.8	English translation of Exclusive Technical Consulting and Service Agreement entered into on August 4, 2020 by and between Shanghai Xincheng and Shanghai Guangcheng (incorporated by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.9	English translation of Intellectual Property License Agreement entered into on August 4, 2020 by and between Shanghai Xincheng and Shanghai Guangcheng (incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

4.10	English translation of Shareholders’ Voting Rights Proxy Agreement entered into on August 4, 2020, by and among Shanghai Xincheng, Shanghai Guangcheng, and then shareholders of Shanghai Guangcheng (incorporated by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

Exhibit Number	Description of Document
4.12	English translation of Equity Pledge Agreement entered on June 18, 2021, by and between Shanghai Xincheng, Suzhou Taicheng, and certain shareholders of Suzhou Taicheng (incorporated by reference to Exhibit 4.19 to our annual report on Form 20-F for the year ended March 31, 2022, as amended, initially filed with the SEC on July 27, 2022)

4.13	English translation of Exclusive Call Option Agreement entered on June 18, 2021, by and between Shanghai Xincheng, Suzhou Taicheng and certain shareholders of Suzhou Taicheng (incorporated by reference to Exhibit 4.20 to our annual report on Form 20-F for the year ended March 31, 2022, as amended, initially filed with the SEC on July 27, 2022)

4.14	English translation of Exclusive Technical Consulting and Service Agreement entered into on June 18, 2021 by and between Shanghai Xincheng and Suzhou Taicheng (incorporated by reference to Exhibit 4.21 to our annual report on Form 20-F for the year ended March 31, 2022, as amended, initially filed with the SEC on July 27, 2022)

4.16	English translation of Intellectual Property License Agreement entered into on June 18, 2021 by and between Shanghai Xincheng and Suzhou Taicheng (incorporated by reference to Exhibit 4.22 to our annual report on Form 20-F for the year ended March 31, 2022, as amended, initially filed with the SEC on July 27, 2022)

4.17	English translation of Shareholders’ Voting Rights Proxy Agreement entered into on June 18, 2021, by and among Shanghai Xincheng, Suzhou Taicheng, and certain shareholders of Suzhou Taicheng (incorporated by reference to Exhibit 4.23 to our annual report on Form 20-F for the year ended March 31, 2022, as amended, initially filed with the SEC on July 27, 2022)

4.18	English translation of Supplement Shareholders’ Voting Rights Proxy Agreement entered into on September 25, 2022, by and among Shanghai Xincheng, Shanghai Guangcheng, and the shareholder of Shanghai Guangcheng (incorporated by reference to Exhibit 4.6 to our registration statement on Form F-3 (File No. 333-267919), as amended, filed with the SEC on October 18, 2022)

4.19	English translation of Equity Pledge Agreement entered into on September 25, 2022, by and among Shanghai Xincheng, Shanghai Guangcheng, and the shareholder of Shanghai Guangcheng (incorporated by reference to Exhibit 4.6 to our registration statement on Form F-3 (File No. 333-267919), as amended, initially filed with the SEC on November 15, 2022)

4.20	English translation of Supplement Exclusive Option Agreement entered into on September 25, 2022, by and among Shanghai Xincheng, Shanghai Guangcheng, and the shareholder of Shanghai Guangcheng (incorporated by reference to Exhibit 4.8 to our registration statement on Form F-3 (File No. 333-267919), as amended, initially filed with the SEC on October 18, 2022)

4.21	English translation of Supplement Loan Agreement entered into on September 25, 2022, by and between Shanghai Xincheng and the shareholder of Shanghai Guangcheng (incorporated by reference to Exhibit 4.9 to our registration statement on Form F-3 (File No. 333-267919), as amended, initially filed with the SEC on October 18, 2022)

4.22	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to our report on Form 6-K filed with the SEC on February 20, 2025)

4.23	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to our report on Form 6-K filed with the SEC on February 20, 2025)

4.24	Form of Securities Purchase Agreement (incorporate by reference to Exhibit 10.1 to our report on Form 6-K filed with the SEC on August 19, 2025)

4.25	Placement Agency Agreement, dated November 3, 2025, by and between the Company and Univest Securities, LLC (incorporated herein by reference to Exhibit 10.1 to our report on Form 6-K filed with the SEC on November 4, 2025)

4.26	Form of Securities Purchase Agreement, dated November 3, 2025, by and among the Company and the purchasers thereto (incorporated herein by reference to Exhibit 10.2 to our report on Form 6-K filed with the SEC on November 4, 2025)

4.27	Form of Securities Purchase Agreement, dated May 11, 2026, by and among Boqii Holding Limited and the purchasers thereto (incorporated herein by reference to Exhibit 10.1 to our report on Form 6-K filed with the SEC on May 14, 2026)

8.1*	Principal Subsidiaries and VIEs of the Registrant

Exhibit Number	Description of Document
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our registration statement on Form F-1 (File No. 333-248641), as amended, initially filed with the SEC on September 8, 2020)

11.2	Insider Trading Policy(incorporated by reference to Exhibit 11.2 to our annual report on Form 20-F for the year ended March 31, 2024, filed with the SEC on October 29, 2024)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder (Hong Kong) LLP

15.2*	Consent of Shanghai DeheHantong Law Offices

15.3*	Consent of Assentsure PAC

16.1	Letter of PricewaterhouseCoopers Zhong Tian LLP, dated October 29, 2024 (incorporated by reference to Exhibit 16.1 to our annual report on Form 20-F for the year ended March 31, 2024, filed with the SEC on October 29, 2024)

97	Compensation Recoupment Policy (incorporated by reference to Exhibit 97 to our annual report on Form 20-F for the year ended March 31, 2024, filed with the SEC on October 29, 2024)

101.INS*	Inline XBRL Instance Document- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BOQII HOLDING LIMITED

By:	/s/ Yingzhi (Lisa) Tang
Name:	Yingzhi (Lisa) Tang
Title:	Director, Co-Chief Executive Officer and Chief Financial Officer

Date: July 13, 2026